Form 20-F
period 1999-12-31
JACADA LTD
filed 2000-03-28
CIK 1095747

--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F


                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1999
                        Commission file number 333-10882

                                   JACADA LTD.
             (Exact name of Registrant as specified in its charter)

                                     Israel
                 (Jurisdiction of incorporation or organization)

                             11 Galgalei Haplada St.
                                 P.O. Box 12175
                             Herzliya 46722, Israel
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                            5,175,000 ordinary shares
--------------------------------------------------------------------------------
                                (Title of Class)


Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:

        Ordinary Shares, par value NIS 0.01 per share: 17,610,893 shares



Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             [ ] Yes     [X] No


Indicate by check mark which financial statement item the registrant has elected to follow.

                          [ ] Item 17     [X] Item 18


NY2:\882891\06\54497.0003

                                TABLE OF CONTENTS


                                     PART I

Item 1.    DESCRIPTION OF BUSINESS..............................................................................1

Item 2.    DESCRIPTION OF PROPERTY.............................................................................16

Item 3.    LEGAL PROCEEDINGS...................................................................................16

Item 4.    CONTROL OF REGISTRANT...............................................................................16

Item 5.    NATURE OF TRADING MARKETING.........................................................................17

Item 6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS..................................17

Item 7.    TAXATION............................................................................................17

Item 8.    SELECTED FINANCIAL DATA.............................................................................22

Item 9.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...............23

Item 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES
           ABOUT MARKET RISK...................................................................................29

Item 10.   DIRECTORS AND OFFICERS OF REGISTRANT................................................................30

Item 11.   COMPENSATION OF DIRECTORS AND OFFICERS..............................................................32

Item 12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES......................................33

Item 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS......................................................33

                                     PART II

Item 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED..........................................................34

                                    PART III

Item 15.   DEFAULTS UPON SENIOR SECURITIES.....................................................................34

Item 16.   CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS............34

                                     PART IV

Item 17.   FINANCIAL STATEMENTS................................................................................34

Item 18.   FINANCIAL STATEMENTS................................................................................35

Item 19.   FINANCIAL STATEMENTS AND EXHIBITS...................................................................35

         This Annual Report contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this annual report that are not historical facts.

         Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this annual report identifies important factors that could cause such differences.

         We have prepared our consolidated financial statements in U.S. dollars and in accordance with U.S. Generally Accepted Accounting Principles (GAAP). All references in this Annual Report to "dollars" or "$" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels.

         Amounts and percentages appearing in this Annual Report may not total due to rounding.

                                     PART I

Item 1.     DESCRIPTION OF BUSINESS

General

         Jacada Ltd. ("Jacada," the "Company" or "we") develops, markets and supports software that enables businesses to utilize their existing host-centric software applications to conduct business over the Internet. We also provide related professional services, including training, consulting, support and maintenance. Our products and services provide our end-users with comprehensive eBusiness enabling solutions. As of December 31, 1999, we had licensed our flagship product, Jacada for Java, to over 100 end-users and our other products to several hundred additional end-users. Typical users of our products and services are medium to large businesses with sophisticated technology requirements. Some of the companies that have implemented or are implementing our solutions include AIG, Bank of America, Caterpillar, Lockheed Martin, McGraw Hill, Nabisco, Porsche and Saab. We were incorporated in Israel in December 1990. On August 9, 1999 we changed our name from Client/Server Technology Ltd. to Jacada Ltd.

Industry Overview

         The Internet has fundamentally changed the way companies think about their business strategies. It has created opportunities for companies to make their applications and data accessible to their employees, customers, suppliers and other third parties quickly and cost-effectively.

         A significant number of the applications that are critical to companies in operating their businesses, such as customer account information applications, sales and inventory management applications, customer order information applications and manufacturing enterprise resource planning applications, are currently held in host-centric environments such as those based on mainframes and mini-computers. According to META Group, an independent research organization, more than 70% of corporate data still resides in the mainframe environment alone. Applications for host-centric systems are typically complex and proprietary and tailored to the needs of a specific company. These applications were originally designed to be accessible only by a fixed network of users, principally employees. Furthermore, these applications have complicated text-based user interfaces, which lack the flexibility and intuitiveness of today's graphical user interfaces. Companies continue to rely heavily on and invest a significant amount of resources in host-centric applications and data.

         Companies are increasingly seeking to circumvent the limitations of their existing host-centric systems by utilizing the broad distribution potential of the Internet to grant employees, customers, suppliers and corporate partners easy access to applications and data. This may be accomplished by completely rewriting applications or by extending existing applications to the Internet. Rewriting an application involves significant time and expense, as well as uncertain scheduling, budgeting and results. It may also render the skills and knowledge of a company's information technology staff obsolete. Companies' large investments in existing host-centric applications have created the need for a solution that enables the extension of these applications to the Internet. GartnerGroup, an independent research organization, expects that, by the year 2003, 80% of application development organizations, which include internal application development departments and independent software vendors, will extend some or all of their applications to the Internet. Extending applications to the Internet allows companies to utilize their existing applications and data and can typically be accomplished more quickly than rewriting applications.

         An effective solution to extend existing applications to the Internet should:

          o    be able to be implemented rapidly;

          o enable the deployment of a comprehensive solution that does not require extensive custom programming;

          o provide a flexible architecture that allows for the efficient incorporation of evolving technologies; and

          o be able to operate on multiple platforms and support a variety of applications.

Our Solutions

         We develop, market and support software that extends existing host-centric applications to the Internet, thereby enabling businesses to utilize these existing applications online. Our solutions provide the following benefits:

          o Leverage Existing Information Technology Resources. Our solutions permit companies to use their existing host-centric applications online. This eliminates the need to replace existing applications through time-consuming and expensive custom programming. Additionally, our solutions allow programmers trained in various languages to program in their native software languages and to generate code that is usable in permitting applications to be accessed from the Internet.

          o Allow Rapid Implementation. We design our solutions to be implemented rapidly and to require minimal customization. Consequently, our solutions can typically be implemented more rapidly than internally-developed solutions.

          o Provide a Complete eBusiness Enabling Solution. Our comprehensive solutions allow companies to conduct eBusiness to the same extent as available by direct connection with the host computer, without purchasing any other products. They have been or are being implemented by more than 100 companies worldwide. Our solutions offer our customers the following advantages:

          o Flexibility to Adapt to Evolving Business Needs. We design our solutions to work effectively even as companies modify existing and add new applications in response to their evolving business needs. As companies program changes into their applications, our solutions will, in many cases, automatically reflect the changes in the graphical user interface.

          o Reliability and Scalability. Our solutions are designed to provide the reliability required for applications that are critical to the operation of businesses, and are easily scalable to accommodate additional users in response to the evolving business needs of our customers.

          o Programming Language Independence. Our solutions are compatible with software applications written in all leading programming languages, allowing our customers to use our solutions across a wide range of applications.

          o Platform Independence. Our Java-based solution provides customers with the flexibility to run our products on any Java-enabled platform, including IBM mainframes, AS/400, Sun Solaris and Microsoft Windows NT.

Products and Technology

         Our products and services provide our customers with a comprehensive eBusiness enabling solution. Our products include:

          o Jacada for Java. Jacada for Java generates Java-based interfaces for mainframe and mini-computer software applications without requiring any change to the host applications. By generating Java source code, Jacada for Java enables our customers to extend their host-centric applications and data to the Internet and their intranets without rewriting these applications. In addition, Jacada for Java provides the modern graphical features users expect from today's applications. Jacada for Java also allows customers to enhance their applications to add functionality, integrate with other data sources and link to other Internet applications.

          o Jacada Connects. Jacada Connects enables any Java-based product to access the business logic of an existing application. Jacada Connects is a derivative of Jacada for Java and provides a single application programming interface to access the business logic. Jacada Connects is designed to be utilized by third party vendors and system integrators in their solutions.

          o Jacada for Visual Basic. Jacada for Visual Basic generates Visual Basic and ActiveX-based interfaces for mainframe and mini-computer software applications without requiring any change to the host application. By modifying the code generated by Jacada for Visual Basic, our customers can enhance their applications so that they will support added functions, be able to operate with other data sources and be linked to other applications.

          o Jacada for Windows. Jacada for Windows generates Windows-based interfaces for mainframe and mini-computer software applications without requiring any change to the host application.

          o Jacada Wireless Family (currently in beta testing). Jacada Wireless supports any Wireless Application Protocol (WAP) enabled device such as mobile phones, as well as Personal Digital Assistants such as the Palm VII(TM). Using Jacada Wireless, any mainframe or AS/400 application can be delivered to WAP-enabled or Palm devices providing mobile users controlled access to valuable business applications and data. Jacada Wireless automatically produces Wireless Markup Language (WML) and HyperText Markup Language (HTML) code that is interpreted by the wireless device.

          o Jacada for HTML. Jacada for HTML generates HTML interfaces for mainframe and mini-computer software applications without requiring any change to the host application. By generating HTML code, Jacada for HTML enables our customers to provide seamless integration of existing mainframe or AS/400 application business logic with any web server.

         The  above  products  are  based  on  our  following  core   technology
         components:

          o Jacada KnowledgeBase. The Jacada KnowledgeBase is a set of sophisticated algorithms for analyzing and interpreting host-centric applications and converting over 700 patterns on those text-based applications into graphical user interface components. During the conversion process, the Automated Conversion Environment automatically matches all the patterns identified on the screen with pattern definitions in the
               KnowledgeBase. The KnowledgeBase then generates a new graphical user interface based on these pattern definitions.

          o Jacada Automated Conversion Environment (ACE). In combination with the Jacada KnowledgeBase, ACE forms the powerful core of a solution that can quickly and easily generate graphical user interfaces for mainframe and mini-computer software applications. This allows companies to extend their host-centric applications to the Internet through user interfaces that are graphical in nature and intuitive, as opposed to user interfaces that are comprised solely of text. Graphical user interfaces may be created using Java, HTML or ActiveX/Visual Basic. ACE allows users to customize the graphical user interface by changing colors, fonts, sizes and layout, as well as by adding or deleting functions or graphics.

          o Jacada Innovator (currently in beta testing). Jacada Innovator, developed in cooperation with IBM, contains innovative technology which enables new or existing applications written in COBOL, C, C++, Java or any other language to be utilized with Java, thereby eliminating the need to create traditional text-based user interfaces. Any software developer can utilize Jacada Innovator without any special knowledge of any other programming language and without any Java experience. This allows organizations to leverage their existing software skills and resources to build modern applications. We have a patent pending for and full ownership rights in Jacada Innovator.

Professional Services

         Our professional services include training, consulting, support and maintenance services. Support and maintenance services are provided to our customers through agreements under which we provide technical support by telephone, fax, email and the Internet during business hours and provide updates, upgrades and fixes to our software products. We require our customers to purchase support and maintenance services at a fixed annual fee for 12 months after the initial purchase, renewable annually thereafter. In addition, customers can elect optional services such as emergency coverage on a 24 hours per day, seven days per week basis and dedicated technical account managers. We also provide customer training at our Atlanta, Georgia facility and other locations, with coursework related to various aspects of our eBusiness enabling solutions.

         We provide our direct sales customers with training services to assist them in learning how to use our products. We also provide our direct sales customers with consulting services to assist them with installing our products and integrating our products into their systems, and to assist them with managing and enhancing their utilization of our products on an ongoing basis.

         We bill by the hour for consulting services and by the day for training services. We typically enter into commitments with customers to provide blocks of training and consulting services. However, customers are not obligated to utilize the entire blocks of time and are permitted to pay only for the services that are actually rendered. The majority of our trainers and consultants are located in the United States. Our distributors and other resellers typically provide training and consulting services to their customers themselves, assisted by us as necessary.

Sales and Marketing

         We sell our products through our direct sales force in North America, as well as through our indirect distribution channels, consisting of software distributors, independent software vendors and system integrators, in North America as well as in countries where we have no direct sales operations. As of December 31, 1999, we had 39 people in our sales and marketing organization. We intend to continue to significantly increase the size of our direct sales force and to establish additional sales offices domestically and internationally.

         Our indirect distribution channels have capabilities that complement and augment our eBusiness solution and extend our market reach. In particular, independent software vendors often contribute industry-specific and application-specific expertise as well as large scale project management capabilities that enable us to address a broad range of vertical markets. Independent software vendors and system integrators often package or incorporate our products with their products or solutions. This enables us to create combined offerings that address specific needs, particularly for specific vertical markets, and provide more complete and tailored offerings.

         Our marketing efforts are focused on developing greater awareness among our target customers of our solution and the benefits it can provide. We market our products and services through eMarketing, tradeshows and public relations activities. We have developed a wide range of collateral materials and sales tools that are used by our direct sales force and our indirect distribution channels. These materials include brochures, white papers, case studies, press releases and our Web site.

Customers

         Our customers include both end-users to whom we sell our products and services directly and distributors and other intermediaries who either resell our products to end-users or incorporate our products into their own product offerings. As of December 31, 1999, Jacada for Java was licensed to over 100 end-users and our other products were licensed to several hundred additional end-users. Typical end-users of our products and services are medium to large businesses with sophisticated technology requirements.

         Typical ways that companies are using our solutions to rapidly implement eBusiness initiatives include:

          o Automotive companies are using our solutions to enhance the quality of their services by enabling dealers in their networks to utilize previously centralized sales and inventory management systems to locate and order cars and parts inventory.

          o Retailers are using our solutions to enable existing back-office software applications to be used to receive and process orders from customers and to send orders to suppliers via the Internet.

          o A car rental company is utilizing our solutions to permit employees of an insurance company to check availability and order cars for their insured customers via the Internet.

          o Enterprise resource planning software vendors are utilizing our solutions in concert with their manufacturing applications software to enable their customers to manage the customers' manufacturing and inventory processes via the Internet.

          o Insurance companies are using our solutions to enable customers to access account information via the Internet.

Research and Development

         We believe that strong product development capabilities are essential to our strategy of continuing to enhance and expand the capabilities of our products in order to continue to provide our customers with eBusiness enabling solutions. We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited key software engineers and developers with experience in Java, communications, expert systems and Internet technologies.

         Our research and developments efforts have been primarily focused on enhancing and adding functionality to our existing products and adding new products based on our expectations of future technologies and industry trends.

         Our research and development expenses were $1.5 million for the year ended December 31, 1997, $2.4 million for the year ended December 31, 1998 and $3.3 million for the year ended December 31, 1999. As of December 31, 1999, 49 professionals were engaged in research and development activities.

Competition

         The eBusiness enabling software market is extremely competitive and subject to rapid change. We believe that the competitive factors affecting the market for our products and services include:

          o    product functionality and features;

          o    availability of global support;

          o    incumbency of vendors;

          o    ease of product implementation;

          o    quality of customer support services; and

          o    product reputation.

         The relative importance of each of these factors depends upon the specific customer environment. Although we believe that our products and services currently compete favorably with respect to these factors, we may not be able to maintain our competitive position against current and potential competitors. In addition, many companies choose to deploy their own information technology personnel or utilize system integrators to write new code or rewrite existing applications in an effort to develop eBusiness solutions. As a result, prospective clients may decide against purchasing and implementing externally developed and produced solutions such as ours.

         We compete with companies that utilize varying approaches to enable host-centric software applications to be utilized over the Internet. These companies include Active Software, Attachmate, CrossWorlds, IBM, New Era of Networks, OpenConnect, Seagull, and Vitria. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, or other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

Employees

         As of December 31, 1999, we had 75 employees in Israel, 69 in the United States and 3 in Europe. Of our 147 employees, 49 were engaged in research and development, 39 in sales, marketing and business development, 36 in professional services and technical support and 23 in finance, administration and operations. None of our employees is represented by a labor union.

         We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

         Furthermore, we and our Israeli employees are subject to provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israeli) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. To date, we have not experienced any work stoppages.

Investment Considerations

         Readers are cautioned that investment in Jacada is subject to a number of risks. Readers should consider carefully all information set forth herein and in particular the following risks in connection with an investment in Jacada:

         We have a limited operating history in our current principal market and with our current principal product. We therefore cannot be certain that our business strategy will be successful. We were founded in 1990. However, our strategic focus has been on our current principal market, the eBusiness enabling software market, only since 1996. Our main source of income is currently our Jacada for Java product, which was released in August 1997. Because of our limited experience in our principal market and with our principal product, we cannot assure you that our strategy for operating in that market or selling that product will be successful.

         We have a history of losses, we may not achieve or maintain profitability. We have incurred net losses in each fiscal year since our inception. We incurred net losses of approximately $2.9 million for the year ended December 31, 1998 and $6,000 for the year ended December 31, 1999. We intend to increase our aggregate product development, sales and marketing and administrative expenses significantly over the next 12 months. To achieve and maintain profitability, we will need to increase revenues significantly. We cannot assure you that our revenues will grow or that we will achieve or maintain profitability in the future. Our ability to increase revenue and achieve profitability will be affected by the other risks and uncertainties described in this section and in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Our revenues are largely dependent on sales of our Jacada for Java product and related services. Our business could be materially harmed by factors that adversely affect the pricing and demand for this product. We currently derive in excess of 80% of our revenues from sales of our Jacada for Java product and related services. We expect revenues from this product to continue to account for a substantial portion of our future revenues. As a result, factors adversely affecting the pricing of or demand for our Jacada for Java product, such as competition and technological change, could have a material adverse effect on our business, financial condition and results of operations. If our Jacada for Java product does not achieve market acceptance or if our competitors release new products that achieve greater market acceptance, have more advanced features, offer better performance or are more price-competitive, revenues from this product may not grow as expected and may decline.

         Our eBusiness enabling products may not achieve market acceptance. If eBusiness enabling products such as ours are not widely adopted, our business could suffer. Our products are complex and generally involve significant capital expenditures by our customers. We do not have a long history of selling our products and we will have to devote substantial resources to educate prospective customers about the benefits of our products. Our efforts to educate potential customers may not result in our products achieving market acceptance. In addition, many prospective customers have made significant investments in internally-developed or customized systems and would incur significant costs in switching to third-party products such as ours. Furthermore, even if our products are effective, our target customers may not choose them for technical, cost, support or other reasons. If the market for our products fails to grow or grows more slowly than we anticipate, our business could suffer.

         Competition in the market for eBusiness enabling software is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced. The market for eBusiness enabling software is extremely competitive and subject to rapid change. We compete in that market with companies that utilize varying approaches to enable host-centric software applications to be utilized over the Internet. These companies include Active Software, Attachmate, CrossWorlds, IBM, New Era of Networks, OpenConnect, Seagull, and Vitria.

         We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

         In addition, many companies choose to deploy their own information technology personnel or utilize system integrators to write new code or rewrite existing applications in an effort to develop their own eBusiness enabling solutions. As a result, prospective clients may decide against purchasing and implementing externally-developed and produced solutions such as ours.

         Many of our current and potential competitors have significantly greater financial, technical and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products comparable or superior to ours; adapt more quickly than we do to new technologies, evolving industry trends or customer requirements; or devote greater resources than we do to the development, promotion and sale of products. Accordingly, we may not be able to compete effectively in our markets, competition may intensify and future competition may harm our business.

         Our software license revenues result from a relatively small number of sales, some of which generate disproportionately large revenues. In addition, our sales cycle is lengthy. Sales of our products are also subject to seasonality. These factors may cause our revenues to fluctuate materially from period to period. If we fail to meet market expectations in any individual period, our stock price could decline significantly. Our software license revenues result from a relatively small number of sales, some of which generate disproportionately large revenues. These sales typically involve significant capital investment decisions by prospective customers, as well as a significant amount of time to educate them as to the benefits of our products. As a result, before purchasing our products, companies spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals. It typically takes up to six months from the time we first contact a prospective customer before receiving an initial order. This cycle may lengthen in the future.

         Sales of our products and services tend to be lower in our first quarter, and higher in our fourth quarter, due to the capital budgeting and purchasing cycles of our current and prospective customers. It is difficult for us to evaluate the degree to which this seasonality may affect our business because our growth may have largely overshadowed this seasonality in recent periods.

         Because of these factors, our quarterly revenues may fluctuate materially and may not meet market expectations in any individual period. This would likely cause the price of our ordinary shares to decline. Further, period-to-period comparisons of our revenues will not necessarily be meaningful. As a result, you should not rely upon them as an indication of future performance.

         The expansion of our direct sales force and indirect distribution channels will be difficult, will take time and will be costly. Our growth could be limited if we fail to achieve this expansion. We need to expand our direct sales force in order to significantly increase market awareness of our products and to generate increased revenue. New sales personnel will require training and it will take time for them to achieve full productivity. There is strong competition for qualified sales personnel in our business, and we may not be able to attract and retain a sufficient number of new sales personnel to expand our operations. Our cost of sales will increase as a percentage of revenues while we expand our direct sales force. Unless this expansion results in a proportionate increase in revenues, our margins and business may be adversely affected.

         In addition, we believe that our future success is dependent upon the expansion of our indirect distribution channels, consisting of our relationships with independent software vendors, software distributors and system integrators. We currently have relationships with only a limited number of these indirect distribution channels. Nevertheless, we have derived, and we anticipate that we will continue to derive, a significant portion of our revenues from these relationships.

         Our future growth will be limited if:

          o we fail to work effectively with our indirect distribution channels;

          o we fail to increase the number of indirect distribution channels with which we have relationships;

          o the business of one or more of our indirect distribution channels fails; or

          o there is a decrease in the willingness and ability of our indirect distribution channels to devote sufficient resources and efforts to marketing and supporting our products.

         If  any  of  these  circumstances   occurs,  we  will  have  to  devote
substantially more resources to the distribution, sales, marketing, implementation and support of our products than we otherwise would, and our own efforts may not be as effective as those of our indirect distribution channels.

         Our growth could be limited if we fail to hire additional consultants and sales implementation personnel. We rely on our staff of professional consultants and other technical service personnel to implement our solutions after purchases by our customers. Unless we hire, train and retain additional consultants and sales implementation personnel, it will be difficult for us to increase our present level of sales due to constraints on our capacity to implement additional sales.

         Rapid changes and developments in the eBusiness enabling software market could cause our products to become obsolete or require us to redesign our products. The eBusiness enabling software market is characterized by rapid technological change, frequent new product introductions and emerging industry standards, particularly those related to electronic commerce. We also expect that the rapid evolution of Internet-based applications and standards, as well as general technology trends such as changes in or introductions of operating systems, will require us to adapt our products to remain competitive. Our products could become obsolete and unmarketable if we are unable to adapt to new technologies or standards.

         To be successful, we will need to develop and introduce new products and product enhancements that respond to technological changes, evolving industry standards and other market changes and developments in a timely manner and on a cost-effective basis. Although we plan to continue to spend substantial amounts of the cash generated from our operations for research and development expenditures over the next two years, we cannot assure you that we will develop these types of products and product enhancements successfully or that our products will achieve broad market acceptance. Our failure to respond in a timely and cost-effective manner to new and evolving technologies and other market changes and developments could adversely impact our business.

         We rely on our founders and other key personnel, whose knowledge of our business and technical expertise would be extremely difficult to replace. Our future success depends, to a significant degree, on the continued services of our founders, Gideon Hollander and Nimrod Gil-Ad, as well as other key management, sales and technical personnel. We have entered into employment agreements with our officers and key employees. Each of these agreements can be terminated by either party upon up to 90 days prior notice. We do not maintain life insurance policies on most of our employees. The loss of services of any of our management for any reason could have a material adverse effect on our business, financial condition and results of operations. We are also dependent on our ability to attract, retain and motivate highly skilled personnel. In the markets in which we recruit, competition for qualified personnel is extremely intense and is characterized by rapidly increasing salaries. As a result, our operating expenses may increase or our ability to recruit and retain qualified candidates may be limited.

         We expect to be increasingly subject to risks of international operations. We currently market and sell our products and services primarily in North America, from which we received approximately 81% of our total revenues for the year ended December 31, 1999. However, we plan to increase our international operations, particularly in Europe. This expansion will require significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products internationally. Our inability to successfully increase our international operations could adversely impact our business.

         To date, we have not used risk management techniques or "hedged" the risks associated with fluctuations in foreign exchange rates.

         Our products may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our products. Our products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Although we have not experienced any material software defects to date, defects could cause our customers to experience system failures. Our customers depend on our software for their critical systems and business functions. Any interruptions could:

          o    damage our reputation;

          o    increase our product development costs;

          o    divert our product development resources;

          o    cause us to lose future sales; or

          o    delay or diminish market acceptance of our products.

         Although we conduct extensive testing, we may not discover software defects that affect our products or enhancements until after they are sold. Furthermore, we are unable to test our products in each of the applications in which they are designed to work.

         Our products are integrated with our customers' networks and software applications. The sale and support of our products may entail the risk of product liability or warranty claims based on damage to these networks or applications. In addition, the failure of our products to perform to customer expectations could give rise to warranty claims. Any of these claims, even if not meritorious, could result in costly litigation or divert management's attention and resources. Our current insurance coverage would likely be insufficient to protect us from all liability that may be imposed under these types of claims.

         Our technology may be subject to infringement claims or may be infringed upon. Our success and ability to compete are substantially dependent upon our internally developed technology. Most of our intellectual property, other than our trademarks, consists of proprietary or confidential information that is not subject to patent or similar protection. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to copy or otherwise obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Furthermore, policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

         Although we do not believe that we infringe upon any patent, trademark or other intellectual property rights of others, we cannot be certain that one or more persons will not make a claim of infringement against us. Any claims, with or without merit, could:

          o    be expensive and time-consuming to defend;

          o    cause product shipment and installation delays;

          o    divert management's attention and resources; or

          o require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or may not be available at all.

         A successful claim of product infringement against us or our failure or inability to license the infringed or similar technology could have a material adverse affect on our business, financial condition and results of operations.

         In September 1998, we received a letter from a corporation informing us that the corporation had been issued a U.S. patent "which involves Web-To-Host Connectivity." We understand that the corporation sent similar letters to a number of companies in addition to us. We do not believe that we infringe upon the patent in question. Moreover, none of the core products that we currently produce or sell utilizes any of the technology that the patent purports to cover. However, if the corporation that sent us the letter were to assert a claim of infringement against us, the risks referred to above would apply to that claim.

Risks Related to Our Location in Israel

         Israeli courts might not enforce judgments rendered outside of Israel. We are organized under the laws of the State of Israel and we maintain significant operations in Israel. Certain of our officers and directors and the Israeli experts appearing in this annual report reside outside of the United States. Therefore, you might not be able to enforce any judgment obtained in the United States against us or any of such persons. Additionally, you might not be able to bring civil actions under United States securities laws if you file a lawsuit in Israel. We have been advised by our Israeli counsel that, subject to certain limitations, Israeli courts may enforce a final executory judgment of a United States court for liquidated amounts in civil matters after a hearing in Israel, provided that certain conditions are met. We have appointed Jacada Inc., our United States subsidiary, as our agent to receive service of process in any action against us arising out of our initial public offering. We have not given our consent for our agent to accept service of process in connection with any other claim. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

         Conditions in Israel could adversely affect our operations. We are organized under the laws of the State of Israel and our principal research and development facilities are located in Israel. We are therefore directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Despite the progress towards peace between Israel and its Arab neighbors, there can be no assurance that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or our business.

         Exchange rate fluctuations between the dollar and the NIS may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in dollars. However, a significant portion of the costs associated with our Israeli operations, including personnel and facilities related expenses, is incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the dollar.

         Any failure to obtain the tax benefits from the State of Israel that we anticipate receiving could adversely affect our plans and prospects. Pursuant to the Law for the Encouragement of Capital Investments, 1959, the Israeli government has granted "Approved Enterprise" status to our existing capital investment programs. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. However, we have not yet begun to generate taxable income for purposes of this law. Once we begin to generate taxable income, our financial condition could suffer if our tax benefits were significantly reduced.

         In order to receive tax benefits, we must comply with a number of conditions and criteria. If we fail to comply in whole or in part with these conditions and criteria, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we received, adjusted for inflation and interest. We believe that we have operated and will continue to operate in compliance with the required conditions, although we cannot be certain.

         From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under the Approved Enterprise program. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, in the event that we increase our activities outside the State of Israel due to, for example, future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

Item 2.     DESCRIPTION OF PROPERTY

         As of December 31, 1999, our headquarters and principal administrative, finance and research and development operations were located in approximately 16,000 square feet of leased office space in Herzliya, Israel. The lease expires in September 2002 with two options each for two additional years. In the United States, we lease approximately 10,400 square feet in Atlanta, Georgia which we utilize for marketing, sales, service and technical support. The lease expires in June 2002. We also leased office space in Boston, Massachusetts and Chicago, Illinois which we utilize for marketing and sales. We expect that we will need additional space as we expand our business and believe that we will be able to obtain such space as needed.

Item 3.     LEGAL PROCEEDINGS

         We are, from time to time, a party to legal proceedings incident to our business. For example, on August 31, 1999, a former distributor filed with the American Arbitration Association an arbitration complaint against one of our subsidiaries. The arbitration complaint alleges, among other things, that our subsidiary breached its agreement with the former distributor by directly selling to a customer products which the distributor had an exclusive right to sell to the customer, and that the distributor is entitled to damages of $3.5 million. Our management believes that our subsidiary did not breach its agreement with the distributor and that no damages were caused to the distributor. Moreover, the agreement with the distributor sets a limit on the subsidiary's liability under the agreement. Our management believes that the limit is approximately $200,000. Hence, we do not believe that the arbitration proceeding will have any material impact upon us. We also do not believe that any other legal proceeding to which we have been or currently are a party has had, or is likely to have, a material impact upon us.

Item 4.     CONTROL OF REGISTRANT

Jacada's Share Ownership

            The table below sets forth certain information regarding the beneficial ownership of Jacada's capital stock as of March 1, 2000 by (i) each beneficial owner of 10% or more of Jacada's voting securities and (ii) the total amount of Jacada's voting securities owned by Jacada's officers and directors as a group.

             Name of Beneficial Owner (1)           Capital Stock    Percentage
                                                    -------------    ----------
Goldman Sachs Group, Inc.(1)....................    1,781,513        10%
All executive officers and directors as a group
(eleven persons)................................    4,182,529        22.4%

----------
(1) Represents 1,781,513 ordinary shares owned by certain investment partnerships, of which affiliates of The Goldman Sachs Group, Inc. ("GS Group") are the general partner, managing general partner or investment manager, including (a) 1,117,763 ordinary shares held by GS Capital Partners II, L.P.; (b) 444,368 ordinary shares held by GS Capital Partners

     II Offshore, L.P.; (c) 41,227 ordinary shares held by Goldman Sachs & Co. Verwaltungs GmbH; (d) 119,925 ordinary shares held by Stone Street Fund 1997, L.P.; and (e) 58,230 ordinary shares held by Bridge Street Fund 1997, L.P. GS Group disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than GS Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. The address of GS Group is 85 Broad Street, New York, NY 10004.

Item 5.     NATURE OF TRADING MARKETING

         The Company's Ordinary Shares are quoted on the NASDAQ National Market under the symbol "JCDA."

         The following table shows the high and low sale prices of the Ordinary Shares of the Company in the indicated quarters. Trading in the Company's shares commenced on October 14, 1999.

--------------------------------------------------------------------------------
              1999                        HIGH                      LOW
--------------------------------------------------------------------------------
      10/14/99 - 12/31/99                37 3/8                      8
--------------------------------------------------------------------------------

Item 6.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel currency and assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares provided all taxes were paid or withheld; however, legislation remains in effect pursuant to which currency controls can be imposed by administration action at any time.

         Non-residents of Israel may freely hold and trade our securities. Neither our Memorandum of Association nor our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of Ordinary Shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel. Israeli residents are allowed to purchase our Ordinary Shares.

Item 7.     TAXATION

         The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us, and certain Israeli Government programs benefiting us. This section also contains a discussion of certain Israeli tax consequences to persons acquiring ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to certain types of investors subject to special treatment under Israeli law, such as traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting share capital. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in this discussion will be accepted by the tax authorities. The discussion should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

         Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

         The general corporate tax rate in Israel is currently 36%. However, the effective tax rate payable by a company which derives income from an "Approved Enterprise" may be considerably less.

         Under the Law for the Encouragement of Industry (Taxes), 1969, which is referred to below as the Industry Encouragement Law, a company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS, exclusive of income from certain loans, marketable securities, capital gains, interest and dividends, is derived from Industrial Enterprises owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial manufacturing. We currently qualify as an Industrial Company.

         Pursuant to the Industry Encouragement Law, an Industrial Company is entitled to deduct the purchase price of know how, patents or rights over a period of eight years beginning with the year in which such rights were first used, and is also entitled to deduct 33.3% per annum of expenses incurred in connection with the issuance of publicly-traded shares over a period of three years from the time the expenses were incurred.

         Moreover, Industrial Enterprises which are Approved Enterprises can choose between the regular depreciation rates and accelerated rates of depreciation applied on a straight-line basis in respect of property and equipment, generally ranging from 200% in respect of equipment to 400% of the ordinary depreciation rates in respect of buildings during the first five years of service of the assets, subject to a ceiling of 20% per year with respect to depreciation of buildings.

         Qualification as an Industrial Company under the Industrial Encouragement Law is not conditioned upon the receipt of prior approval from any Israeli Government authority. No assurance can be given that we will continue to qualify as an Industrial Company or will in the future be able to avail ourselves of any benefits available to companies so qualifying.

Law for the Encouragement of Capital Investments, 1959

         The Law for Encouragement of Capital Investments, 1959, which is referred to below as the Capital Investments Law, provides that capital investments in a production facility or other eligible assets may, upon application to the Israeli Investment Center of the Ministry of Industry and Commerce, be designated as an "Approved Enterprise." Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An Approved Enterprise is entitled to certain benefits, including Israeli Government cash grants, state-guaranteed loans and tax benefits.

Tax Benefits

         Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25%. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in our share capital conferring rights to profits, voting and appointment of directors and the percentage of its combined share and loan capital owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%, 15% if the foreign investment is 74% or more but less than 90% and 10% if the foreign investment is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years or 10 years for a company whose foreign investment level exceeds 25% from the first year in which the Approved Enterprise has taxable income. The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which the production commenced or 14 years from the year of receipt of Approved Enterprise status.

         An Approved Enterprise approved after April 1, 1986 may elect to forego any entitlement to the grants otherwise available under the Capital Investments Law and, in lieu of the foregoing, may participate in an Alternative Benefits Program, under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a defined period of time. The period of tax exemption ranges between two and ten years commencing in the first year in which the company generates taxable income, depending upon the location within Israel of the Approved Enterprise and the type of the Approved Enterprise. On expiration of the exemption period, the Approved Enterprise would be eligible for the otherwise applicable beneficial tax rates under the Capital Investments Law, ranging from 10% to 25%, for the remainder, if any, of the otherwise applicable benefits period. There can be no assurance that the current benefit programs will continue to be available or that we will continue to qualify for benefits under the current programs.

         We currently have Approved Enterprise programs under the Capital Investments Law, which entitle us to certain tax benefits. The tax benefit period for these programs has not yet commenced. We have elected to participate in three Alternative Benefit Programs. Income derived from our Alternative Benefit Programs is exempt from tax for a period of two years, commencing in the first year in which we generate taxable income from the Approved Enterprise. For the five years following this two year period of exemption, we are subject to a reduced tax rate of 25%. See note 11 to our consolidated financial statements.

         A company that has elected to participate in the Alternative Benefits Program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed, including withholding tax thereon, at the rate that would have been applicable had the company not elected the Alternative Benefits Program, ranging from 10% to 25%. The dividend recipient is taxed at the reduced rate of 15%, applicable to dividends from Approved Enterprises if the dividend is distributed within 12 years after the benefits period. The withholding tax rate will be 25% after such period. In the case of a company with over 25% foreign investment level, as defined by law, the 12-year limitation on reduced withholding tax on dividends does not apply. This tax should be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. See "Withholdings and Capital Gains Taxes Applicable to Non-Israeli Shareholders."

         From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Capital Investments Law. The termination or substantial reduction of any of the benefits available under the Capital Investments Law could materially impact the cost of our future investments.

         Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Capital Investments Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Capital Investments Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits, together with linkage differences to the Israeli CPI and interest. We believe that our Approved Enterprise programs operate in compliance with all such conditions and criteria.

Other Benefits

         An Approved Enterprise is also entitled to the following two other incentives from the Israeli Government regardless of whether the Alternative Benefits Program is elected:

          o loans to Approved Enterprises, approved prior to January 1, 1997, which also qualify as Industrial Companies, from banks and other financial institutions, of up to 70% of approved project expenditures, of which 75% or in certain cases 85%, are State-guaranteed; and

          o accelerated depreciation on property and equipment, generally ranging from 200% with respect to equipment to 400% with respect to buildings of the ordinary depreciation rates during the first five tax years of the operation of these assets, subject to a
               ceiling  of  20%  per  year  with  respect  to   depreciation  on
               buildings.

Taxation Under Inflationary Conditions

         The Income Tax (Inflationary Adjustment) Law, 1985, which is referred to below as the Inflationary Adjustment Law, attempts to overcome some of the problems presented to a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the law was enacted. Generally, the Inflationary Adjustments Law provides significant tax deductions and adjustments to depreciation methods and tax loss carry forwards to compensate for loss of value resulting from an inflationary economy. Our taxable income is subject to the provisions of this law.

         The Israeli Income Tax Ordinance and the Inflationary Adjustments Law allow "Foreign-Invested Companies," which maintain their accounts in dollars in compliance with regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a "Foreign-Invested Company" is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. We believe that we qualify as a Foreign Investment Company within the meaning of the Inflationary Adjustment Law. We have not yet elected to measure our results for tax purposes based on the dollar exchange rate, but may do so in the future.

Tax Benefits of Research and Development

         Israeli tax law permits, under certain conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant government ministry, determined by the field of research, and if the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, a company seeking such deduction. Expenditures not so approved are deductible over a three year period; however, expenditures made out of proceeds made available to us through government grants are not deductible.

         To date, certain of our research and development programs have been approved by the Chief Scientist and we have been able to deduct, for tax purposes, a portion of our research and development expenses net of the grants received.

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

         Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are generally required to withhold income tax at the rate of 25%, or 15% for dividends generated by an Approved Enterprise, on all distributions of dividends.

         Israeli law imposes a capital gains tax on the sale of securities and other capital assets. Under current law, however, sales of our ordinary shares offered by this annual report are exempt from Israeli capital gains tax for so long as

          o the shares are quoted on Nasdaq or listed on a stock exchange recognized by the Israeli Ministry of Finance,

          o we continue to qualify as an Industrial Company or Industrial Holding Company, and

          o    the shares are not held for business purposes.

         Furthermore, under the income tax treaty between the United States and Israel, a holder of ordinary shares who is a United States resident will be exempt from Israeli capital gains tax on the sale, exchange or other disposition of such ordinary shares unless the holder owns, directly or indirectly, 10% or more of our voting power.

         A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

         Israel presently has no estate or gift tax.

Item 8.     SELECTED FINANCIAL DATA

         The following table sets forth the consolidated selected statements of operations, balance sheet and other data for the Company for the periods indicated. The selected consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the selected consolidated balance sheet data as of December 31, 1998 and 1999, have been derived from our audited financial statements and the notes thereto included elsewhere in this annual report. These financial statements have been prepared in accordance with U.S. GAAP. The consolidated statements of operations data for the years ended

December 31, 1995 and 1996, and the selected consolidated balance sheet data as of December 31, 1995, 1996 and 1997 are derived from audited consolidated financial statements that are not included herein. The following selected financial data are qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in the financial statements.

                                                                                    Year Ended December 31,
                                                                    -------------------------------------------------------
                                                                1995           1996          1997           1998           1999
                                                            -----------    -----------    -----------    -----------    -----------
                                                                        (in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:

   Software license .....................................   $       333    $     2,463    $     3,432    $     6,469    $     8,831
   Service and maintenance ..............................           472          1,273          2,169          3,019          5,768
                                                            -----------    -----------    -----------    -----------    -----------
      Total revenues ....................................           805          3,736          5,601          9,488         14,599
Cost of revenues:
   Software license .....................................           154            220            276            342            639
   Service and maintenance ..............................           418          1,002          1,766          2,558          2,740
                                                            -----------    -----------    -----------    -----------    -----------
      Total cost of revenues ............................           572          1,222          2,042          2,900          3,379
                                                            -----------    -----------    -----------    -----------    -----------
Gross profit ............................................           233          2,514          3,559          6,588         11,220
Operating expenses:
   Research and development, net ........................           757          1,134          1,515          2,440          3,267
   Sales and marketing, net .............................         1,090          2,280          4,464          5,411          6,529
   General and administrative ...........................           551            856          1,033          1,637          1,960
                                                            -----------    -----------    -----------    -----------    -----------
      Total operating expenses ..........................         2,398          4,270          7,012          9,488         11,756
                                                            -----------    -----------    -----------    -----------    -----------
Operating loss ..........................................        (2,165)        (1,756)        (3,453)        (2,900)          (536)
Interest income (expense), net ..........................           (44)            20             24            (19)           564
Other income (expense), net .............................          --                9           --               (1)           (34)
                                                            -----------    -----------    -----------    -----------    -----------

Loss before income taxes ................................        (2,209)        (1,727)        (3,429)        (2,920)            (6)
Income taxes ............................................          --               15             (6)          --             --
                                                            -----------    -----------    -----------    -----------    -----------
Net loss ................................................   $    (2,209)   $    (1,742)   $    (3,423)   $    (2,920)   $        (6)
                                                            ===========    ===========    ===========    ===========    ===========
Net loss per share:
Basic and diluted net loss per share ....................   $     (0.40)   $     (0.46)   $     (0.92)   $     (0.81)          (0.0)
Weighted average number of shares used in computing basic
   and diluted net loss per share .......................     5,571,875      3,750,000      3,704,298      3,615,143      6,572,476


                                                                        December 31,
                                                         ---------------------------------------
                                                     1995        1996       1997       1998     1999
                                                     ----        ----       ----       ----     ----
                                                                       (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents.....................      $1,371    $ 1,735     $ 3,044    $ 5,613   $ 5,141
Working capital...............................       1,723       (207)        727      1,148    53,315
Total assets..................................       3,482      4,695       7,185     11,131    62,435
Long-term debt, net of current portion........          23        117          92         90       186
Shareholders' equity..........................       2,135        591       2,066      2,939    54,854


Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         We develop, market and support software that enables businesses to utilize their existing host-centric software applications to conduct business over the Internet. We also provide related professional services, including training, consulting, support and maintenance.

            We were incorporated in December 1990. In March 1994, we shipped our first product, GUISys, now called Jacada for Windows. Until that time, our operations consisted primarily of research and development, recruiting personnel and raising capital. Since that time, we have continued to focus on these activities, as well as on building our sales and marketing presence, expanding and enhancing our product offerings, building relationships with third parties, and supporting and maintaining our product deployments in an expanding customer base.

         We generate revenues from licensing our software products to customers and providing customers with such services as training, consulting, support and maintenance. Software license revenues constituted approximately 68.2% and 60.5% of our total revenues for the year ended December 31, 1998 and the year ended December 31, 1999, respectively, while service and maintenance revenues constituted approximately 31.8% and 39.5% of our total revenues, respectively, for the same periods. The percentage of our revenues derived from the provision of services and maintenance rose during 1999 primarily as a result of a change in our consulting services billing practices from a fixed-cost basis to a time and materials basis. We currently anticipate, although we cannot be certain, that this percentage will decline over time as we do not expect that sales of additional software licenses to existing customers will require significant training and consulting services. Our gross margins on software license revenues have historically been higher than our gross margins on service and maintenance revenues. During the past 12 months, the rate of growth of our service and maintenance revenues has exceeded the rate of growth of our license revenues.

         Prior to 1998, we recognized software license revenues in accordance with the American Institute of Certified Public Accountants Statement of
Position 91-1, meaning that we recognized sales of software licenses upon shipment, provided that we had no remaining significant obligations and that collection of payment was probable. Commencing in 1998, we began recognizing revenues in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition," or SOP 97-2, as amended by Statement of Position 98-4. To date, our adoption of these new standards has not had any material effect on our revenue recognition.

         Software license revenues are comprised of perpetual or multi-year software license fees primarily derived from contracts with our direct sales customers and our indirect distribution channels. Under SOP 97-2, we recognize software license revenues when a software license agreement has been executed or a definitive purchase order has been received and the product has been delivered to end-user customers, no significant obligations with regard to implementation remain, the fee is fixed and determinable, and collectability is probable.

         Service and maintenance revenues are primarily comprised of revenues from training and consulting fees and standard support and maintenance agreements. Customers licensing our products generally purchase a standard annual maintenance agreement. Revenues from maintenance agreements are recognized on a straight-line basis over the life of the agreement. In mid-1998, we began to offer consulting services exclusively on an hourly rate plus out-of-pocket expenses. Prior to that time, these services were offered on a fixed-cost basis. We recognize service revenues from consulting and training at the time that services are rendered, and in certain consulting contracts, using the percentage of completion method.

         Cost of software license revenues consists primarily of royalties to the Office of the Chief Scientist of the State of Israel and, to a lesser extent, costs of duplicating media and documentation. Cost of service and maintenance revenues consists of compensation expense and related overhead costs for personnel engaged in training, consulting, support and maintenance services for our customers.

         Since our inception, we have incurred substantial research and development costs and have invested heavily in the expansion of our sales and marketing and professional services organizations to build an infrastructure to support our long-term growth strategy. Our full-time employees increased from 21 as of January 1, 1995 to 147 as of December 31, 1999. As a result of this growth and other factors, we have incurred net losses in each fiscal year since our inception. As of December 31, 1999, we had an accumulated shareholders' deficit of $11.9 million.

         Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs are capitalized. Because we believe our current process for developing software is completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

         The functional currency of our operations is the dollar, which is the primary currency in the economic environment in which we conduct our business. A significant portion of the costs associated with our Israeli operations, including personnel and facilities related expenses, is incurred in NIS. The results of our operations are subject to fluctuations in the dollar-NIS exchange rate which is influenced by various global economic factors including inflation in Israel.

         The foreign currency exchange rate effects for the years ended December 31, 1999, 1998 and 1997 were immaterial.

Liquidity and Capital Resources

         Since our inception, we have funded operations primarily through the private placement and public offering of equity securities and, to a lesser extent, borrowings from financial institutions. As of December 31, 1999, we had cash and cash equivalents of $5.1 million and $50.5 million in U.S. Government debentures. Cash used in operations includes expenditures associated with development activities and marketing efforts related to promotion of our products. For the year ended December 31, 1999, cash provided by operations was $0.6 million, comprised of the net loss of $6,000, an increase in accounts receivable of $0.8 million, partially offset by non-cash charges of $0.7 million, and an increase in accrued expenses of $0.9 million and a decrease in deferred revenues of $1.1 million. For the year ended December 31, 1998, cash used in operations was $2.3 million, comprised of the net loss of $2.9 million, an increase in accounts receivable of $1.1 million, partially offset by non-cash charges of $0.5 million, a decrease in other accounts receivable of $0.3 million and an increase in deferred revenues of $1.0 million. For the year ended December 31, 1997, cash used in operations was $2.7 million, comprised of the net loss of $3.4 million, an increase in accounts receivable of $0.4 million, partially offset by non-cash charges of $0.3 million, an increase in accrued expenses of $0.5 million and an increase in deferred revenues of $0.2 million.

         Expenditures on property and equipment were approximately $1 million, $0.9 million and $0.9 million for the years ended December 31, 1999, 1998 and 1997, respectively.

         We have raised approximately $60.5 million, net of issuance costs, from sales of equity securities from 1997 through December 31, 1999, consisting of $51.8 million, $3.8 million and $4.9 million for the years ended December 31, 1999, 1998 and 1997.

         We have financed our operations and capital requirements through equity funding and bank borrowing in past years. We have a $3 million credit facility with two banks which is secured by substantially all of our assets. We borrow under the facility from time to time on terms that vary for each borrowing. As of December 31, 1999, we had outstanding approximately $0.4 million of long-term loans under this facility. These loans are generally repayable over a three year period at an interest rate of LIBOR plus 2.0% per annum.

         Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations and other factors. Over the next two years, we expect to devote substantial capital resources to expand our sales and marketing channels, invest in research and development activities, and increase our professional services activities.

Results of Operations

         Our historical operating results for the years ended December 31, 1997, 1998 and 1999 as a percentage of net revenues are as follows:

                                                   Year Ended December 31,
                                                  -----------------------

                                              1997         1998         1999
                                            -------      -------      -------

Revenues:
   Software license .....................      61.3%        68.2%        60.5%
   Service and maintenance ..............      38.7         31.8         39.5
                                            -------      -------      -------
        Total revenues ..................     100.0        100.0        100.0
Cost of revenues:
   Software license .....................       4.9          3.6          4.4
   Service and maintenance ..............      31.5         27.0         18.8
                                            -------      -------      -------
        Total cost of revenues ..........      36.4         30.6         23.2
                                            -------      -------      -------
Gross profit ............................      63.6         69.4         76.8
Operating expenses:
   Research and development, net ........      27.1         25.7         22.4
   Sales and marketing, net .............      79.7         57.0         44.7
   General and administrative ...........      18.4         17.3         13.4
                                            -------      -------      -------
        Total operating expenses ........     125.2        100.0         80.5
                                            -------      -------      -------
Operating loss ..........................     (61.6)       (30.6)        (3.7)
Interest income (expense), net ..........       0.4         (0.2)         3.9
Other income (expense), net .............    --           --             (0.2)
                                            -------      -------      -------
Loss before income taxes ................     (61.2)       (30.8)        (0)
Income taxes ............................       0.1       --           --
                                            -------      -------      -------
Net loss ................................     (61.1)%      (30.8)%       (0)%
                                            =======      =======      =======

Years Ended December 31, 1999, 1998 and 1997

         Revenues. Net revenues were $14.6 million, $9.5 million and $5.6 million for the years ended December 31, 1999, 1998 and 1997, respectively. The increases in revenues during these periods were attributable to an increase in both software license revenues and service and maintenance revenues. For the years ended December 31, 1999, 1998 and 1997, revenues from two customers represented 13% and 10% of revenues, revenues from two customers represented 15% and 12% of revenues and revenues from two customers represented 16% and 11% of revenues, respectively.

         Software license revenues were $8.8 million, or 60.5% of revenues, for the year ended December 31, 1999, compared to $6.5 million, or 68.2% of revenues, for the year ended December 31, 1998, and $3.4 million, or 61.3% of revenues, for the year ended December 31, 1997. The increase in software license revenues during these periods was primarily due to the growth of our customer base, recurring sales to our installed base and an increase in average transaction size.

         Service and maintenance revenues were $5.8 million or 39.5% of revenues for the year ended December 31, 1999 compared to $3.0 million, or 31.8% of revenues, for the year ended December 31, 1998, and $2.2 million, or 38.7% of revenues, for the year ended December 31, 1997. The increases in service and maintenance revenues during these periods were primarily a result of the increased service and maintenance revenue associated with new software license sales.

         Cost of Revenues. Cost of revenues was $3.4 million, or 23.2% of revenues, for the year ended December 31, 1999, compared to $2.9 million, or 30.6% of revenues, for the year ended December 31, 1998 and $2 million, or 36.4% of revenues, for the year ended December 31, 1997. The increase in cost of revenues during these periods was due to our increased revenues. The decrease in cost of services resulted from the change in our consulting services billing practices.

         Cost of software license revenues was $0.6 million, or 7.2% of software license revenues, for the year ended December 31, 1999, compared to $0.3 million, or 5.3% of software license revenues, for the year ended December 31, 1998, and $0.3 million, or 8.0% of software license revenues, for the year ended December 31, 1997. The increase in cost of software license revenues as a percentage of software license revenues was due to an increase in the payment of royalties to the Office of the Chief Scientist.

         Cost of service and maintenance revenues was $2.7 million, or 47.5% of service and maintenance revenues, for the year ended December 31, 1999, compared to $2.6 million, or 84.7% of service and maintenance revenues, for the year ended December 31, 1998, and $1.8 million, or 81.4% of service and maintenance revenues, for the year ended December 31, 1997. The increases from 1997 to 1998 and 1998 to 1999 were due 64% and 61%, respectively, to costs associated with the increased headcount in our professional services organization and 36% and 39%, respectively, to costs associated with increased the headcount in our technical support group. The decrease in percentage from 1998 to 1999 results from the fact that in mid-1998, we began to offer consulting services exclusively on an hourly rate plus out-of-pocket expenses. Prior to that time, these services were offered on a fixed-cost basis.

Operating Expenses

         Research and Development, Net. Research and development expenses were $3.3 million, $2.4 million and $1.5 million for the years ended December 31, 1999, 1998 and 1997, respectively, net of grants from the Office of the Chief Scientist of $0.0 million, $0.6 million and $0.6 million in each of 1999, 1998 and 1997. The increases during these periods were attributable primarily to the addition of personnel in our research and development organization associated with product development. As a percentage of total revenues, research and development expenses were 22.4%, 25.7% and 27.1% for the years ended December 31, 1999, 1998 and 1997, respectively.

         Sales and Marketing, Net. Sales and marketing expenses were $6.5 million, $5.4 million, and $4.5 million for the years ended December 31, 1999, 1998 and 1997, respectively, net of grants from the Israeli Government's Fund for the Encouragement of Marketing Activities of immaterial amounts received in 1997. The increases during these periods were attributable primarily to the addition of sales and marketing personnel and increased commissions related to increased revenues and, to a lesser extent, to our efforts to expand our marketing programs worldwide and increase brand awareness for our products. As a percentage of total revenues, sales and marketing expenses were 44.7%, 57.0% and 79.7% for the years ended December 31, 1999, 1998 and 1997, respectively.

         General and Administrative. General and administrative expenses totaled $2 million, $1.6 million and $1.0 million for the years ended December 31, 1999, 1998 and 1997, respectively. The increases in general and administrative expenses were due primarily to increased personnel and related overhead to support our growth. As a percentage of total revenues, general and administrative expenses were 13.4%, 17.3% and 18.4% of total revenues for the years ended December 31, 1999, 1998 and 1997, respectively.

         Interest Income (Expense), Net. Net interest income was $564,000 for the year ended December 31, 1999. Net interest expense was $19,000 for the year ended December 31, 1998 and net interest income was $24,000 for the year ended December 31, 1997.

         Income Taxes. As of December 31, 1999, we had approximately $4.4 of net operating loss carryforwards for Israeli tax purposes, approximately $4.5 of net operating loss carryforwards for federal United States tax purposes and approximately $1.9 of net losses carryforwards for United Kingdom tax purposes available to offset future taxable income. The United States net operating loss carryforwards expire in various amounts between the years 2010 and 2011. The Israeli and the United Kingdom net operating loss carryforwards have no expiration date.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company does not use derivative financial instruments for trading purposes and, as of year end, the Company had no derivative financial instruments of any kind outstanding. Accordingly, the Company has concluded that there is no material market risk exposure of the type contemplated by Item 9A, and that no quantitative tabular disclosures are required. The Company is exposed to certain other types of market risks, as further described below.

         We develop products in Israel and sell them in North America and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in dollars, an increase in the value of the dollar could make our products less competitive in foreign markets. The foreign currency exchange rate effects for the year ended December 31, 1999, 1998 and 1997 were immaterial. Our interest expense is sensitive to changes in LIBOR. Due to the nature and levels of our borrowings, we have concluded that there is no material market risk exposure.

         The Company invests in investment grade U.S. corporate bonds and dollar deposits with FDIC-insured United States banks. Since these investments carry fixed interest rates and since the Company's policy and practice is to hold these investments to maturity, interest income over the holding period is not sensitive to changes in interest rates.

         As of December 31, 1999, the Company had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.

Item 10. DIRECTORS AND OFFICERS OF REGISTRANT

         The following table sets forth certain information regarding our executive officers and directors as of March 1, 2000:

  Name                   Age                Position
--------------------------------------------------------------------------------
Gideon Hollander(1)(2)   34  Chief Executive Officer and Director
Ran Oz ................  33  Chief Financial Officer and General Manager
Michael J. Potts ......  37  President Jacada Inc. and World Wide Distribution
David Holmes ..........  44  Senior Vice President of Marketing
Robert Consoli ........  36  Vice President of Sales
Eyran Blumberg ........  34  Senior Vice President of Products
Nimrod Gil-Ad .........  33  Vice President Research and Chief Technical Officer
Aramis Alvarez ........  35  Senior Vice President of Operations
Boaz Dotan(1) .........  57  Director
Yossie Hollander(1)(3)   41  Director
Jay B. Morrison(3) ....  52  Director
Amnon Shoham(1)(2)(3) .  42  Director
----------
(1)         Member of the Executive Committee
(2)         Member of the Compensation Committee
(3)         Member of the Audit Committee

         Gideon Hollander was a co-founder of Jacada in 1990 and has served as our Chief Executive Officer since then. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations.

         Ran Oz is our Chief Financial Officer and General Manager. From 1992 to 1994, Mr. Oz was a certified public accountant at Somech Chaikin, one of the leading accounting firms in Israel, at that time the correspondent firm of Price Waterhouse in Israel. Mr. Oz is a certified public accountant and holds masters degrees in Business Administration and Economics and an undergraduate degree in Accounting and Economics from the Hebrew University of Jerusalem.

         Michael J. Potts has been President of Jacada Inc. and World Wide Distribution since 1998. From July 1995 to May 1998, Mr. Potts was a Senior Vice

President of Jacada Inc. From September 1987 to April 1995, Mr. Potts held various sales and sales management positions with Dun & Bradstreet Software, a financial application software company, later acquired by Geac Computer Corporation Limited, until his resignation as Eastern Regional Manager. Mr. Potts holds an undergraduate degree in Marketing from the University of Georgia.

         David Holmes has been Senior Vice President of Marketing since June 1998 and Vice President of Marketing since October 1995. From June 1991 to October 1995, Mr. Holmes was Marketing Director for KnowledgeWare, an AD/Cycle company, later acquired by Sterling. From March 1984 to June 1991 Mr. Holmes was a consultant for Deloitte & Touche. Mr. Holmes holds a masters degree in Decision Sciences from Georgia State University and an undergraduate degree in Industrial Economics from Union College in Schenectady, New York.

         Robert Consoli has been Vice President of Sales for North America since February 1999. From February 1998 to February 1999, he was the District Sales Manager for the Southeastern Region. From August 1996 to February 1998, Mr. Consoli was the Southeastern Channels Manager for Forte Software, an application development tools vendor. From November 1993 to July 1996, Mr. Consoli worked for Visix software, an application development tool vendor. Mr. Consoli holds an undergraduate degree in Aerospace Engineering from Auburn University and a masters degree in Engineering Management from Southern Methodist University.

         Eyran Blumberg has been the Senior Vice President of Products since March 2000, prior to which Mr. Blumberg had been Vice President of Product Planning and Management since September 1998. From October 1994 to August 1998, Mr. Blumberg was Vice President of Customer Service and Technical Support. Mr. Blumberg joined us in April 1994 and in September 1994 he established our United States subsidiary, Jacada Inc. From 1991 to 1994, Mr. Blumberg was a business management and information technology consultant for Plant Design Ltd. Mr.
Blumberg holds undergraduate degrees in Industrial Management Engineering and Statistics from the Tel-Aviv University, Israel.

         Nimrod Gil-Ad was a co-founder of Jacada in 1990 and currently serves as our Vice President of Research and Chief Technology Officer. From 1988 to 1990, Mr. Gil-Ad worked at Algorithmic Research Limited, later acquired by Cylink, a world leader in the fields of cryptography, access control and communications security. From 1983 to 1988, Mr. Gil-Ad was part of an elite unit in the Israel Defense Forces where he specialized in systems programming and design. Mr. Gil-Ad directed the development of new software concepts including one of the first full client/server systems in 1985. Mr. Gil-Ad holds an undergraduate degree in Mathematics and Computer Science from the Tel-Aviv University, Israel.

         Aramis Alvarez has been our Senior Vice President of Operations since January 2000, prior to which Mr. Alvarez had been our Vice President of Professional Services since September 1999. From 1997 to 1999 Mr. Alvarez was

Vice-President, International Services, for PeopleSoft, Inc., an enterprise application software vendor. From 1996 to 1997 Mr. Alvarez was Vice-President, Emerging Markets and from 1995 to 1996 Regional Vice-President, Southern Region, U.S. both at PeopleSoft, Inc. From 1992 to 1995 Mr. Alvarez was Director of Latin American Professional Services at Dun and Bradstreet Software.

         Boaz Dotan has been a director of Jacada since November 1995. Mr. Dotan was among the founders of Amdocs Ltd., the largest software vendor in Israel, specialized in billing and yellow pages software and services for telephone companies. Mr. Dotan joined Amdocs Ltd. in 1982 and held the position of President and Chief Executive Officer until 1995, at which time he was appointed Chairman of the Board of Directors until 1998. Mr. Dotan holds a bachelor of science degree in Mathematics and Statistics from the Tel-Aviv University, Israel.

         Yossie Hollander has been chairman of the board of directors of Jacada since November 1995 and a director since 1990. Mr. Hollander was a founder of, and from 1983 to 1994 served as the Chief Executive Officer of, New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Yossie Hollander is Gideon Hollander's brother.

         Jay B. Morrison has served as a director since November 1995. Dr. Morrison is the founder and managing general partner of Newbury Ventures, Inc., a United States venture capital firm established in 1992. Dr. Morrison is also the fund manager of Jerusalem Pacific Ventures L.P., one of our shareholders. Prior to 1992, Dr. Morrison held a number of positions with Govett & Co. Ltd. and European International Fund Management Company including the positions of Chief Financial Officer and President of its venture capital subsidiary. Dr. Morrison currently serves as a director of Fundtech Ltd. and in several other privately held technology companies. He holds undergraduate and masters degrees in Operations Research from Ohio State University and a doctorate in Business Administration from the Haas School of Business at the University of California at Berkeley.

         Amnon Shoham has served as a director since January 1994. Mr. Shoham is the managing director of Cedar Advisors Ltd., a position he has held since 1997. From 1993 to 1997, Mr. Shoham served as a Managing Partner of Star Ventures, a venture capital firm in Israel. Mr. Shoham serves as a director on the board of directors of several private companies. Mr. Shoham holds a law degree from the Tel-Aviv University, Israel.

Item 11.    COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of Directors and Officers

         The aggregate remuneration we paid for the year ended December 31, 1999 to all executive officers as a group (7 persons), was $1.1 million in salaries, fees, commissions and bonuses. This amount includes $10,000 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

         Directors of ours who are not executive officers do not receive compensation for their service on the board of directors or any board of directors committee. However, all non-management directors are reimbursed for their expenses for each board of directors meeting attended.

         As of December 31, 1999 options to purchase 1,467,604 ordinary shares granted to our directors and executive officers under our option plans were outstanding. The weighted average exercise price of these options was $2.52 per share.

Item 12.    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         We currently maintain three option plans, the 1994 Option Plan, the 1996 Option Plan and the 1999 Option Plan.

         The purpose of our option plans is to afford an incentive to officers, directors, employees and consultants of ours, or any of our subsidiaries, to acquire a proprietary interest in us, to continue as officers, directors, employees and consultants, to increase their efforts on behalf of us and to promote the success of our business.

         We have reserved 3,960,450 ordinary shares for issuance upon the exercise of options to be granted to officers, directors, employees and consultants of ours or any of our subsidiaries. As of the date of this annual report, options to purchase 2,356,136 ordinary shares were outstanding and 1,331,016 additional ordinary shares were available for grants of additional options. The weighted average exercise price of options outstanding under our option plans is $3.52.

         Our option plans are administered by our board of directors and the compensation committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants of ours or our subsidiaries. In addition, pursuant to the option plans, the exercise price of options shall be determined by our compensation committee but may not be less than the par value of the ordinary shares. The vesting schedule of the options is also determined by our compensation committee but generally the options vest over a three to four year period. Each option granted under the option plans is exercisable until the earlier of ten years from the date of the grant of the option or the expiration dates of the respective option plans. The 1994 Option Plan, the 1996 Option Plan and the 1999 Option Plan will expire on December 31, 2003, December 31, 2005 and September 22, 2009, respectively.

Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Not Applicable

                                    PART II

Item 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

         Not Applicable.

                                    PART III

Item 15. DEFAULTS UPON SENIOR SECURITIES

         None.

Item 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         There have been no changes in securities or changes in security for registered securities.

         The effective date of the registration statement (No. 333-10882) for Jacada's initial public offering of its Ordinary Shares, NIS .01 par value, was October 14, 1999. The offering commenced on October 20, 1999, and terminated after the sale of all the securities registered. The managing underwriter of the offering was Lehman Brothers. Jacada registered 5,175,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriters' over-allotment option. Jacada sold 5,175,000 ordinary shares at an aggregate offering price of $56,925,000 ($11.00 per share). Under the terms of the offering, Jacada incurred underwriting discounts of $3,984,750. Jacada also incurred estimated expenses of $2,769,250 million in connection with the offering. None of the amounts were paid directly or indirectly to any director, officer, general partner of Jacada or their associates, persons owing ten percent or more of any class of equity securities of Jacada, or an affiliate of Jacada.

         The net proceeds that Jacada received as a result of the offering were $50,568,390. As of December 31, 1999, the net proceeds have been used as follows: $50,519,000 has been used to purchase U.S. Government debentures and the balance has been used for general corporate purposes. None of the net proceeds of the offering were paid directly or indirectly to any director, officer, general partner of Jacada or their associates, persons owning ten percent or more of any class of equity securities of Jacada, or an affiliate of Jacada.

                                    PART IV

Item 17. FINANCIAL STATEMENTS

         Not applicable. (See Items 18 and 19.)

Item 18. FINANCIAL STATEMENTS

         See pages F-1 to F-24 incorporated herein by reference.

Item 19. FINANCIAL STATEMENTS AND EXHIBITS

         (i) The following financial statements and supporting documents are filed with this report beginning on page F-1 hereof:

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statements of Operations
Statements of Changes in Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

         (ii) No financial statement schedules are filed with this report.

         (iii) No exhibits are filed with this report or incorporated by reference herein.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto, duly authorized, on March 27, 2000.


                                        JACADA LTD.


                                        /s/ Ran Oz
                                        -----------------------
                                        By: Ran Oz
                                        Chief Financial Officer

                                   JACADA LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1999


                                 IN U.S. DOLLARS



                                      INDEX

                                                                       PAGE
                                                                   ------------

REPORT OF INDEPENDENT AUDITORS                                          F-2

CONSOLIDATED BALANCE SHEETS                                          F-3 - F4

CONSOLIDATED STATEMENTS OF OPERATIONS                                   F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                           F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                   F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                          F-8 - F-24




                              - - - - - - - - - - -

ERNST & YOUNG
KOST FORER & GABBAY





                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                                   JACADA LTD.



             We have audited the accompanying consolidated balance sheets of Jacada Ltd. and its subsidiaries (collectively, "the Company") as of December 31, 1998 and 1999 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

             We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

             In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1998 and 1999 and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.




Tel-Aviv, Israel                                 KOST FORER & GABBAY
February 15, 2000                     A Member of Ernst and Young International

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
IN U.S. DOLLARS IN THOUSANDS

                                                                                               DECEMBER 31,
                                                                                -------------------------------------------
                                                                                       1998                    1999
                                                                                -------------------     -------------------
       ASSETS

 CURRENT ASSETS:
     Cash and cash equivalents                                                          $   5,613             $   5,141
     Short-term deposit                                                                         -                    56
     Trade receivables (net of allowance for doubtful accounts of $ 30
       and $ 40 as of December 31, 1998 and 1999, respectively)                             2,966                 3,760
     Other accounts receivable                                                                171                   261
     Marketable securities                                                                      -                50,519
                                                                                -------------------     -------------------

                                                                                            8,750                59,737
                                                                                -------------------     -------------------

 LONG-TERM RECEIVABLES                                                                        152                   128
                                                                                -------------------     -------------------

 SEVERANCE PAY FUND                                                                           338                   430
                                                                                -------------------     -------------------

 PROPERTY AND EQUIPMENT, NET                                                                1,891                 2,140
                                                                                -------------------     -------------------

                                                                                       $   11,131            $   62,435
                                                                                ===================     ===================




The accompanying notes are an integral part of the consolidated financial statements.

                                                                   JACADA LTD.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
IN U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                                            DECEMBER 31,
                                                                            -------------------------------------------
                                                                                   1998                    1999
                                                                            -------------------     -------------------
       LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
     Short-term debt                                                              $   2,022                   $   -
     Current portion of  long-term debt                                                 129                     194
     Trade payables                                                                     437                   1,443
     Deferred revenues                                                                4,152                   3,024
     Accrued expenses and other liabilities                                             862                   1,761
                                                                            --------------------    ---------------------

                                                                                      7,602                   6,422
                                                                            --------------------    ---------------------
 LONG TERM LIABILITIES:
     Accrued severance pay                                                              500                     677
     Long-term debt, net of current portion                                              90                     186
     Offering expenses payable                                                            -                     296
                                                                            --------------------    ---------------------

                                                                                        590                   1,159
                                                                            --------------------    ---------------------
 COMMITMENTS AND CONTINGENT LIABILITIES

 SHAREHOLDERS' EQUITY:
     Preferred shares of NIS 0.01 par value:
       Authorized: 9,750,000 as of December 31, 1998 and 0 as of
 December 31, 1999; Issued and outstanding: 8,407,635 as of
     December 31, 1998 and 0 as of December 31, 1999;                                    26                       -
     Ordinary shares of NIS 0.01 par value:
       Authorized: 20,250,000 as of December 31, 1998 and 30,000,000
 as of December 31, 1999; Issued and outstanding: 3,621,893 as
 of December 31, 1998 and 17,610,893 as of December 31, 1999                             12                      52
     Additional paid-in capital                                                      14,887                  66,941
     Deferred compensation                                                             (125)                   (272)
     Accumulated deficit                                                            (11,861)                (11,867)
                                                                            --------------------    ---------------------

 Total shareholders' equity                                                           2,939                  54,854
                                                                            --------------------    ---------------------

                                                                                 $   11,131                $ 62,435
                                                                            ====================    =====================



The accompanying notes are an integral part of the consolidated financial statements.

                                                                   JACADA LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
IN U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                               YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------------------------------
                                                                1997                     1998                    1999
                                                         --------------------     -------------------     -------------------
Revenues:
  Software license                                          $        3,432            $       6,469          $        8,831
  Service and maintenance                                            2,169                    3,019                   5,768
                                                         --------------------     -------------------     -------------------

Total revenues                                                       5,601                    9,488                  14,599
                                                         --------------------     -------------------     -------------------
Cost of revenues:
  Software license                                                     276                      342                     639
  Service and maintenance                                            1,766                    2,558                   2,740
                                                         --------------------     -------------------     -------------------

Total cost of revenues                                               2,042                    2,900                   3,379
                                                         --------------------     -------------------     -------------------

Gross profit                                                         3,559                    6,588                  11,220
                                                         --------------------     -------------------     -------------------
Operating expenses:
Research and development                                             2,164                    3,054                   3,267
Less - royalty bearing grants                                          649                      614                       -
                                                         --------------------     -------------------     -------------------

Research and development, net                                        1,515                    2,440                   3,267
                                                         --------------------     -------------------     -------------------

Selling and marketing, net                                           4,464                    5,411                   6,529
General and administrative                                           1,033                    1,637                   1,960
                                                         --------------------     -------------------     -------------------

Total operating expenses                                             7,012                    9,488                  11,756
                                                         --------------------     -------------------     -------------------

Operating loss                                                      (3,453)                  (2,900)                   (536)
Interest income                                                        159                      197                     770
Interest expenses                                                     (135)                    (216)                   (206)
Other expenses, net                                                      -                       (1)                    (34)
                                                         --------------------     -------------------     -------------------

Loss before income taxes                                            (3,429)                  (2,920)                     (6)
Income taxes                                                            (6)                       -                       -
                                                         --------------------     -------------------     -------------------

Net loss                                                    $       (3,423)          $       (2,920)      $              (6)
                                                         ====================     ===================     ===================

Basic and diluted net loss per share                        $        (0.92)          $        (0.81)      $               -
                                                         ====================     ===================     ===================
Weighted average number of shares used in
  computing basic and diluted net loss per share                 3,704,298                3,615,143               6,572,476
                                                         ====================     ===================     ===================



The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
IN U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                               CONVERTIBLE
                                             PREFERRED SHARES                         ORDINARY SHARES
                                    -----------------------------------     ------------------------------------
                                        SHARES              AMOUNT              SHARES               AMOUNT
                                    ---------------     ---------------     ---------------      ---------------
Balance as of January 1, 1997          5,603,415            $   18             3,750,000             $   12
  Conversion of Ordinary shares
    to Preferred "C" shares              137,107         (*      -              (137,107)        (*       -
  Issuance of Preferred "C"
    shares, net                        1,713,900                 6                     -                  -
  Net loss                                     -                 -                     -                  -
                                    ---------------     ---------------     ------------------   ---------------
Balance as of
  December 31, 1997                    7,454,422                24             3,612,893                 12
  Issuance of Preferred "D"
    shares, net                          953,213                 2                     -                  -
  Exercise of stock options, net               -                 -                 9,000          (*      -
  Deferred compensation                        -                 -                     -                  -
  Net loss                                     -                 -                     -                  -
                                    ---------------     ---------------     ------------------   ---------------
Balance as of
  December 31, 1998                    8,407,635                26             3,621,893                 12
Issuance of Preferred "C"
  shares, net                            389,490                 2                     -                  -
Conversion of Ordinary shares
  to Preferred shares                     31,155        (*       -               (31,155)         (*      -
Conversion of Preferred shares
  to Ordinary shares                  (8,828,280)              (28)            8,828,280                 28
Issuance of Ordinary shares, net               -                 -             5,175,000                 12
Exercise of stock options, net                 -                 -                16,875                 (*
Deferred compensation                          -                 -                     -                  -
Amortization of deferred
  compensation                                 -                 -                     -                  -
  Net loss                                     -                 -                     -                  -
                                    ---------------     ---------------     ------------------   ---------------
Balance as of
  December 31, 1999                            -             $   -            17,610,893             $   52
                                    ===============     ===============     ==================   ===============

** TABLE CONTINUED..... **

                                          ADDITIONAL                                                            TOTAL
                                           PAID-IN               DEFERRED              ACCUMULATED          SHAREHOLDERS'

                                           CAPITAL             COMPENSATION              DEFICIT               EQUITY
                                       -----------------     ------------------     ------------------     ----------------
Balance as of January 1, 1997               $   6,079             $       -             $   (5,518)              $   591
  Conversion of Ordinary shares
    to Preferred "C" shares                         -                     -                      -                     -
  Issuance of Preferred "C"
    shares, net                                 4,892                     -                      -                 4,898
  Net loss                                          -                     -                 (3,423)               (3,423)
                                       ------------------     ------------------     -----------------     -----------------
Balance as of
  December 31, 1997                            10,971                     -                 (8,941)                2,066
  Issuance of Preferred "D"
    shares, net                                 3,781                     -                      -                 3,783
  Exercise of stock options, net                   10                     -                      -                    10
  Deferred compensation                           125                  (125)                     -                     -
  Net loss                                          -                     -                 (2,920)               (2,920)
                                       ------------------     ------------------     -----------------     -----------------
Balance as of
  December 31, 1998                            14,887                  (125)               (11,861)                2,939
Issuance of Preferred "C"
  shares, net                                   1,237                     -                      -                 1,239
Conversion of Ordinary shares
  to Preferred shares                               -                     -                      -                     -
Conversion of Preferred shares
  to Ordinary shares                                -                     -                      -                     -
Issuance of Ordinary shares, net               50,556                     -                      -                50,568
Exercise of stock options, net                     19                     -                      -                    19
Deferred compensation                             242                  (242)                     -                     -
Amortization of deferred
  compensation                                      -                    95                      -                    95
  Net loss                                          -                     -                     (6)                   (6)
                                       ------------------     ------------------     -----------------     -----------------
Balance as of
  December 31, 1999                        $   66,941              $   (272)           $   (11,867)           $   54,854
                                       ==================     ==================     =================     =================

(*    Represents an amount of less than $ 1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
IN U.S. DOLLARS IN THOUSANDS

                                                                                    YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------------------------
                                                                     1997                     1998                    1999
                                                              --------------------     -------------------     -------------------
 Cash flows from operating activities:
 Net loss                                                           $  (3,423)               $  (2,920)                 $   (6)
 Adjustments to reconcile net loss to net cash
   used in operating activities:
   Depreciation                                                           309                      525                     724
   Amortization of deferred compensation                                    -                        -                      95
   Accrued interest on marketable securities                                -                        -                    (222)
   Increase in accrued severance pay, net                                  35                       20                      85
   Capital loss on sale of property and equipment, net                      -                        1                      34
   Increase in trade receivables                                         (445)                  (1,121)                   (794)
   Decrease (increase) in other accounts receivable                        84                      269                     (90)
   Increase (decrease) in trade payables                                   (3)                     (80)                  1,006
   Increase in accrued expenses and other liabilities                     521                       33                     899
   Increase (decrease) in deferred revenues                               171                    1,014                  (1,128)
                                                              --------------------     -------------------     -------------------

 Net cash provided by (used in) operating activities                   (2,751)                  (2,259)                    603
                                                              --------------------     -------------------     -------------------

 Cash flows from investing activities:
 Purchase of short-term deposits                                            -                        -                     (56)
 Purchase of marketable securities                                          -                        -                 (50,297)
 Purchase of property and equipment                                      (848)                    (884)                 (1,048)
 Proceeds from sale of property and equipment                               5                        2                      41
 Other                                                                    (17)                    (100)                     19
                                                              --------------------     -------------------     -------------------

 Net cash used in investing activities                                   (860)                    (982)                (51,341)
                                                              --------------------     -------------------     -------------------

 Cash flows from financing activities:
 Proceeds from issuance of shares, net                                  4,898                    3,793                  52,122
 Payment of principal of long-term debt                                  (106)                    (163)                   (202)
 Proceeds from long-term debt                                             131                      158                     368
 Short-term debt, net                                                      (3)                   2,022                  (2,022)
                                                              --------------------     -------------------     -------------------

 Net cash provided by financing activities                              4,920                    5,810                  50,266
                                                              --------------------     -------------------     -------------------

 Increase (decrease) in cash and cash equivalents                       1,309                    2,569                    (472)
 Cash and cash equivalents at the beginning of the year                 1,735                    3,044                   5,613
                                                              --------------------     -------------------     -------------------

 Cash and cash equivalents at the end of the year                   $   3,044                $   5,613              $    5,141
                                                              ====================     ===================     ===================

 Supplemental disclosure of cash flows information:
 a.Cash paid during the year for:
     Interest                                                      $       30               $       72             $       118
                                                              ====================     ===================     ===================
 b.Non-cash activities:
     Offering expenses payable                                    $         -              $         -             $       296
                                                              ====================     ===================     ===================


The accompanying notes are an integral part of the consolidated financial statements.

                                                                    JACADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
IN U.S. DOLLARS IN THOUSANDS


NOTE 1:-   GENERAL

           Jacada Ltd. (formerly: Client/Server Technology Ltd.) was incorporated, under the laws of Israel, in December 1990.

           Jacada Ltd. and its wholly-owned marketing subsidiaries - Jacada Inc. (the U.S. subsidiary) and Jacada (Europe) Ltd. (the UK subsidiary) (collectively: "the Company") - develop and market software that enables businesses to utilize their existing host-centric software applications to conduct business over the Internet. The Company generates revenues principally from licensing its Jacada software products and, to a lesser extent, from services such as maintenance and support, consulting and training.

           The Company's sales are made in North America and Europe. As for major customers, see Note 12.


NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES

           a.         Use of estimates:

                      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

           b.         Financial statements in U.S. Dollars:

                      A majority of the revenues of Jacada Ltd. and each of its subsidiaries is generated in United States dollars ("dollars"). In addition, a substantial portion of Jacada Ltd. and each of its subsidiaries costs are incurred in dollars. Since the dollar is the primary currency in the economic environment in which the Company operates, the dollar is its functional currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement No. 52 of the Financial Accounting Standard Board ("FASB"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate. The foreign currency exchange rate effects in the years ended December 31, 1997, 1998 and 1999 were immaterial.

           c.         Principles of consolidation:

                      The consolidated financial statements include the accounts of Jacada Ltd. and its subsidiaries. Significant intercompany transactions and balances were eliminated in the consolidation.

           d.         Cash equivalents:

                      Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

           e.         Marketable securities:

                      The Company accounts for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

                      Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity, which are stated at amortized cost.

                      The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in financial expense (income), net. The cost of securities sold is based on the specific identification method.

                      The Company's investments in debt securities are diversified among high-credit quality securities, in accordance with the Company's investment policy.

           f.         Property and equipment:

                      Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                                    %
                                                                   ----------------------------------
                      Computers and peripheral equipment                         20 - 33
                      Office furniture and equipment                              6 - 10
                      Motor vehicles                                                15
                      Leasehold improvements                            Over the term of the lease

           g.         Research and development costs:

                      Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred, net of participation of the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade ("the OCS").

                      Statement of Financial Accounting Standards (SFAS) No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur any costs between the completion of the working model and the point at which the product is ready for general release.

                      Therefore, through December 31, 1999, the Company has charged all software development costs to research and development expense.

           h.         Income taxes:

                      The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

           i.         Revenue recognition:

                      The Company generates revenues from licensing the rights to use its software products directly to end-users and indirectly through sub-license fees from resellers. The Company also generates revenues from sales of professional services, including consulting, support, training and maintenance.

                      Revenues from software license agreements are recognized, in accordance with Statement Of Position (SOP) 97-2 "Software Revenue Recognition" (as amended by SOP 98-4), upon delivery of the software when collection is probable; all license payments are due within one year, the license fee is otherwise fixed or determinable, vendor-specific objective evidence exists to allocate the total fee to the elements of the arrangement and persuasive evidence of an arrangement exists.

                      Revenues from service and maintenance are recognized over the life of the maintenance agreement or at the time that services are rendered, and in certain consulting contracts, using the percentage of completion method.

                      Revenues recognized under the percentage of completion method amounted to approximately $ 800, $ 550 and $ 158 for the years ended December 31, 1997, 1998 and 1999, respectively.

                      Deferred revenues include unearned amounts received under maintenance and support contracts and amounts billed to customers but not recognized as revenues.

                      In December 1998, the AICPA issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company believes that the effect of the final adoption of SOP 98-9 on its financial condition or results of operations would be insignificant.

           j.         Royalty-bearing grants:

                      Royalty-bearing grants from the Government of Israel for funding certain approved research projects are recognized at the time in which the Company is entitled to such grants on the basis of the related costs incurred.

           k.         Advertising costs:

                      Advertising costs are charged to expense, as incurred. Advertising expenses for the years ended December 31, 1997, 1998 and 1999 were $ 529, $ 142 and $ 159, respectively.

           l.         Accounting for stock-based compensation:

                      The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB-25"), "Accounting for Stock Issued to Employees" in accounting for its employee stock option plan. Under APB-25, when the exercise price of the Company's share options equals or is above the market price of the underlying shares on the date of grant, no compensation expense is recognized.

                      The Company applies Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of the options at the grant date. The pro-forma disclosures required by SFAS 123, are provided in Note 10.

           m.         Severance pay:

                      The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

                      The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

           n.         Fair value of financial instruments:

                      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                      The carrying amounts of cash and cash equivalents, short-term deposits, accounts receivable and short-term bank debt approximate their fair value due to the short-term maturity of such instruments.

                      The carrying amounts of the Company's long-term borrowing arrangements approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

           o.         Basic and diluted net loss per share:

                      Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, "Earnings Per Share".

                      All convertible Preferred shares, outstanding stock options, and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all such of these securities are anti-dilutive for all periods presented. The total numbers of shares related to the outstanding convertible Preferred shares, options and warrants excluded from the calculations of diluted net loss per share were 9,642,398, 10,707,069 and 2,604,384 for the years ended December 31, 1997, 1998 and 1999, respectively.

           p.         Concentrations of credit risk:

                      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, marketable securities and trade receivables. Cash and cash equivalents are deposited with major banks in Israel, England and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Market securities are invested in U.S. debentures. Management believes that the financial institutions that hold the Company's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments. The Company's trade receivables are mainly derived from sales to customers in the United States and Europe. Provisions for bad debts in the years ended December 31, 1997 and 1998 and 1999 were $ 35, $ 30 and $ 40, respectively. Write-offs of uncollectible accounts in the years ended December 31, 1997, 1998 and 1999 were $ 1, $ 20 and $ 9, respectively. The Company has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary.

           q.         Disclosure about segments:

                      The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", in 1997. SFAS No. 131 supersedes SFAS No. 14, replacing the "industry segment approach" with the "management approach", whereby companies report financial and descriptive information about their operating segments. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally and are subject to evaluation by the chief operating decision-maker in deciding how to allocate resources to segments (see Note 12).

           r.         Impact of recently issued accounting standards

                      In June 1998, the Financial Accounting Standards Board issued Statement 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Statement 133 is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. The Company does not expect the impact of this new statement on the Company's consolidated balance sheets or results of operations to be material.


NOTE 3:-   MARKETABLE SECURITIES

                                                                         GROSS UNREALIZED
                                           AMORTIZED COST                     LOSSES                  ESTIMATED FAIR VALUE
                                     ----------------------------  -----------------------------  -----------------------------
                                        1998            1999           1998            1999           1998           1999
                                     ------------   -------------  -------------   -------------  -------------  --------------
      U.S. Government debentures        $    -        $ 50,519        $    -         $ 1,090         $    -         $ 49,429
                                     ============   =============  =============   =============  =============  ==============

                      The scheduled maturities of held-to-maturities as of December 31, 1999 are as follows:


                                       AMORTIZED                ESTIMATED
                                          COST                 FAIR VALUE
                                 ---------------------     --------------------
     Held to maturity:
     ----------------

     Due within one year                 $  50,519               $  49,429
                                 =====================     ====================

NOTE 4:-         PROPERTY AND EQUIPMENT

                                                                                                   DECEMBER 31,
                                                                                    -------------------------------------------
                                                                                           1998                    1999
                                                                                    -------------------     -------------------
                 Cost:
                   Leasehold improvements                                                $     251                   $   256
                   Computers and peripheral equipment                                        1,761                     2,266
                   Office furniture and equipment                                              559                       554
                   Motor vehicles                                                              388                       771
                                                                                    -------------------     -------------------

                                                                                             2,959                     3,847
                 Accumulated depreciation                                                    1,068                     1,707
                                                                                    -------------------     -------------------

                 Depreciated cost                                                        $   1,891                 $   2,140
                                                                                    ===================     ===================

                 As for charges, see Note 9.


NOTE 5:-         SHORT-TERM DEBT

                 As of December 31 1999, the Company has an authorized credit facility in the amount of $ 2,800 denominated in dollars and bearing interest at the rate Libor + 1.5%.

                 The weighted average interest rate of the credit facility as of December 31, 1998 and 1999 was approximately 7.0% and 6.9%, respectively.

                 The Company had an unused credit facility in the amount of approximately $ 2,600 as of December 31, 1999 (there is no fee for the unused portion of the credit facility).


NOTE 6:-         ACCRUED EXPENSES AND OTHER LIABILITIES
                                                                                                   DECEMBER 31,
                                                                                    -------------------------------------------
                                                                                           1998                    1999
                                                                                    -------------------     -------------------

                 Employees and payroll accruals                                            $   614               $   1,020
                 Accrued expenses                                                              191                     427
                 Other liabilities                                                              57                     314
                                                                                    -------------------     -------------------

                                                                                           $   862               $   1,761
                                                                                    ===================     ===================


NOTE 7:-         ACCRUED SEVERANCE PAY, NET

                 Under Israeli law, the liability for severance pay to Israeli employees is calculated based upon the employees' most recent monthly salary multiplied by the period of employment. This liability is covered mainly through insurance policies and deposits with reputable severance pay funds. The Company may only withdraw the amounts funded for the purpose of disbursement of severance pay.

                 Severance expenses for the years ended December 31, 1997, 1998 and 1999 were $ 42, $ 79 and $ 160, respectively.


NOTE 8:-         LONG-TERM DEBT

                 The liabilities are repayable in payments over a maximum period of three years.

                                                     LINKED             INTEREST                      DECEMBER 31,
                                                                                       -------------------------------------------
                                                       TO                 RATE                1998                    1999
                                                 ---------------     ----------------  -------------------     -------------------
   Long-term debt from financial institutions       Dollars              7.125                $   219                 $   380
                                                                                       ===================    ====================

   Aggregate maturities of long-term debt:

   First year (current portion)                                                               $   129                 $   194
                                                                                       -------------------    --------------------

   Second year                                                                                     64                     143
   Third year                                                                                      26                      43
                                                                                       -------------------    --------------------

                                                                                                   90                     186
                                                                                       -------------------    --------------------

                                                                                              $   219                 $   380
                                                                                       ===================    ====================

NOTE 9:-         COMMITMENTS AND CONTINGENT LIABILITIES

                 a.      Royalties:

                         The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 1999, the Company had obtained grants from the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade ("the OCS") aggregating to $1,976 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-4% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received.

                         Through December 31, 1999, the Company has paid or accrued royalties to the OCS in the amount of $ 1,243. As of December 31, 1999, the aggregate contingent liability to the OCS amounted to $ 1,150.

                 b.      Lease commitments:

                         The Company's facilities are leased under several operating lease agreements for periods ending in 2002.

                         Future minimum lease commitments under non-cancelable operating leases for the year ending December 31, 2000, 2001 and 2002 amount to $790, $ 836 and $ 535, respectively.

                 c.      Guarantees:

                         The Company has provided guarantees, in connection with bank credit, in favor of a lessor, totaling $ 200.

                 d.      Charges:

                         As collateral for the liabilities of the Company to financial institutions, charges have been placed on all of the Company's assets in Israel, including insurance rights.

                 e. On August 31, 1999, a former distributor filed an arbitration complaint against a subsidiary of the Company, alleging, among other things, that the subsidiary breached its agreement with the former distributor by directly selling to a customer products which the distributor had an exclusive right to sell to the customer and that the distributor is entitled to damages of $ 3.5 million. Management believes that the subsidiary did not breach its agreement with the distributor and that no damages were caused to the distributor. Moreover, the agreement with the distributor sets a limit on the subsidiary's liability under the agreement, which management believes to be approximately $ 200. In the opinion of the Company's attorneys, it is not currently possible to estimate the chances of the claim. Hence, Management does not believe that the arbitration proceeding will have any material impact upon the Company.

NOTE 10:-        SHARE CAPITAL

                 a.      General:

                         As of October 1999, the Company's shares are traded on NASDAQ.

                         All share and per share data included in these financial statements have been retroactively adjusted to reflect the issuance of share dividend of four Ordinary shares for every one share outstanding effected in September 1998, and the share dividend of one Ordinary share for every two shares outstanding effected in September 1999.

                         During 1998, the Company increased its authorized share capital to 20,250,000 shares of NIS 0.01 par value each. The increase in authorized share capital is presented as of December 31, 1998.

                         In July 1998, the Company issued to investors an aggregate of 635,475 Series "D" Preferred shares, for net proceeds of $3,783.

                         In July 1999, 31,155 Ordinary shares and 85,688 Preferred "A" shares were converted into Preferred "C" shares on a one-for-one basis.

                         As part of the issuance of shares in July 1997, the investors received warrants to purchase 389,490 additional Preferred shares at a price of $ 3.21 per share. On July 24, 1999, these warrants were exercised.

                 b.      Composition of share capital:

                                                                        DECEMBER 31,
                            ---------------------------------------------------------------------------------------------------
                                         1997                               1998                               1999
                            ----------------------------        ----------------------------       ----------------------------
                                              ISSUED AND                         ISSUED AND                         ISSUED AND
                            AUTHORIZED       OUTSTANDING        AUTHORIZED       OUTSTANDING       AUTHORIZED       OUTSTANDING
                            ----------       -----------        ----------       -----------       ----------       -----------
                                                    NUMBER OF SHARES                                    NUMBER OF SHARES
                            ---------------------------------------------------------------------------------------------------
Ordinary shares of
   NIS 0.01 par value         5,369,430        3,612,893        20,250,000        3,621,893        30,000,000       17,610,893
Preferred "A" NIS 0.01
   par value each             2,400,000        2,308,763         2,400,000        2,308,763                 -                -
Preferred "B" NIS 0.01
   par value each             3,000,000        2,917,597         3,000,000        2,917,597                 -                -
Preferred "C" NIS 0.01
   par value each             2,485,283        2,228,062         3,000,000        2,228,062                 -                -
Preferred "D" NIS 0.01
   par value each                     -                -         1,350,000          953,213                 -                -
                           ------------     ------------      ------------     ------------      ------------     ------------
                             13,254,713       11,067,315        30,000,000       12,029,528        30,000,000       17,610,893
                           ============     ============      ============     ============      ============     ============

                         In October 1999, 4,500,000 Ordinary shares were issued in consideration of $ 49,500,000 (not including issuance expenses) in an Initial Public Offering ("IPO").

                         The Company has granted an option to the underwriters related to the IPO, to purchase up to 675,000 additional Ordinary shares on the same terms and conditions as set forth in the Initial Public Offering solely to cover over allotment if any. On November 4, 1999, the underwriters exercised their option to purchase 675,000 Ordinary shares in the amount of $ 7,425,000 (not including issuance expenses).

                         All of the Company's Preferred shares were automatically converted into Ordinary shares on a one-for-one basis upon the Initial Public Offering which took place in October 1999.

                 c.      Stock options:

                         The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Shares Issued to Employees" ("APB-25"), and related interpretations in accounting, for its employee share options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Share-Based Compensation", requires the use of option valuation models that were not developed for use in valuing employee share options.

                         In September 1999, the Board of Directors approved a new Share Option plan (the 1999 plan). Under the 1999 plan, the Company authorized the grant of up to 1,800,000 of its Ordinary shares. During the fourth quarter, the Company granted to certain of its employees and suppliers 561,000 options, at an exercise price of $ 9.13 - $ 11 per share, under the 1999 plan. The options are fully exercisable four years from the grant date and expire ten years from the date of shareholder approval of the 1999 plan.

                         As of December 31, 1999, the Company has authorized by several Incentive Share Option Plans, the grant of options to officers, management, other key employees and others of up to 3,960,450 of the Company's Ordinary shares. The options granted generally become fully exercisable after 3-4 consecutive years and expire ten years from the approval date of the option plan under the terms they were granted.

                         The options granted in the 1994 plan are fully-vested, the options granted through the 1996 plan will be gradually vested by December 2000, and the options granted through the 1999 plan will be gradually vested by September 2003.

                         A summary of the Company's employees share option activity, and related information is as follows:

                                                                YEAR ENDED DECEMBER 31,
                              ------------------------------------------------------------------------------------------
                                         1997                            1998                             1999
                              --------------------------       --------------------------      -------------------------
                                               WEIGHTED                         WEIGHTED                        WEIGHTED
                                               AVERAGE                          AVERAGE                         AVERAGE
                              NUMBER OF        EXERCISE        NUMBER OF        EXERCISE       NUMBER OF        EXERCISE
                               OPTIONS          PRICE           OPTIONS          PRICE          OPTIONS          PRICE
                               -------          -----           -------          -----          -------          -----
  Outstanding - at
     the beginning            1,686,698       $   1.03        1,790,985        $   1.07        1,902,444           1.32
     of the year
     Granted                    165,637           1.6           370,607            2.37          747,840           8.20
     Exercised                        -           -               9,000            1.13           16,875           1.13
     Forfeited                   61,350           1.15          250,148            1.13           38,775           3.05

  Outstanding - at
     the end of
     the year                 1,790,985           1.07        1,902,444            1.32        2,594,634           3.28
                            --------------  --------------  ---------------  --------------  --------------  --------------
  Exercisable
     options                    838,800       $   1.03        1,039,013        $   1.08      $ 1,618,308         $ 1.22
                            ==============  ==============  ===============  ==============  ==============  ==============


                         The options outstanding as of December 31, 1999 have been classified by exercise price, as follows:

                      OPTIONS OUTSTANDING    WEIGHTED AVERAGE                           OPTIONS EXERCISABLE     WEIGHTED AVERAGE
                             AS OF              REMAINING          WEIGHTED AVERAGE            AS OF            EXERCISE PRICE OF
 EXERCISE PRICE        DECEMBER 31, 1999     CONTRACTUAL LIFE       EXERCISE PRICE       DECEMBER 31, 1999     OPTIONS EXERCISABLE
 --------------        -----------------     ----------------       --------------       -----------------     -------------------
     $ 0.30                     64,357              4                   $ 0.30                   64,357               $ 0.30
$ 0.99 - $ 1.13              1,302,143              4.8                 $ 1.05                1,291,551               $ 1.05
 $ 1.60 - 2.22                 637,884              6                   $ 2.08                  234,274               $ 1.97
 $ 4.04 - $ 11                 590,250              9.5                 $ 9.83                   28,126               $ 4.73
 --------------        -----------------     ----------------       --------------       -----------------     -------------------
 $ 0.30 - $ 11               2,594,634              6.2                 $ 3.28                1,618,308               $ 1.22
 ==============        =================     ================       ==============       =================     ===================


                         Deferred compensation expenses which represent the excess of the market value over the exercise price totaled $ 367 and are amortized to the statements of operations over the vesting period which usually is four years. Options granted to the CEO vest over an eight to ten year period, with possible acceleration of vesting if certain criteria are met.

                         In 1996, the Company granted to a supplier, options to purchase 7,500 Ordinary shares, at an exercise price of $ 1.13, vesting over a period of three years. As of December 31, 1999, these options are fully vested. The Company accounts for these options in accordance with the provisions of SFAS 123. No compensation expense has been recorded in the financial statements regarding these options, due to the insignificant amount of deferred compensation.

                         In 1999, the Company granted to two of its suppliers options to purchase 2,250 Ordinary shares at an exercise price of $11, vesting over a period of four years. As of December 31, 1999, none of these options were vested. The Company accounts for these options in accordance with the provisions of SFAS 123.

                         Total compensation expense amounting to approximately $95 has been recorded in the financial statements.

                         Under SFAS 123, pro forma information regarding net income and earnings per share is required and has been determined as if the Company had accounted for its employee stock option under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Minimum Value Option Pricing Model for options granted prior to the IPO with the following weighted-average assumptions for each of the two years in the period ended December 31, 1998 and the period commencing January 1, 1999 through the date of the IPO: risk-free interest rates of approximately 5.5%, 6% and 6%, respectively, dividend yields of 0% and an expected life of the option of approximately 3.00, 3.68 and 4.00 years, respectively. As from the IPO, the fair value for options granted was estimated using the Black and Scholes option pricing model, with the following weighted-average assumptions for 1999: risk-free interest rate of 6%; dividend yields of 0%, volatility factor of the expected market price of the Company's common shares of 0.5; and a weighted-average expected life of the option of 2.5 years.

                         The Minimum Value Option Valuation Model and the Black and Scholes option pricing model were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                         Weighted-average fair values of options whose exercise price (1) equals, (2) exceeds, or (3) is less than the market price of the stock on date of grant are as follows:

                                                                             WEIGHTED-AVERAGE FAIR VALUE OF
                                                                          OPTIONS GRANTED AT AN EXERCISE PRICE:
                                                             -------------------------------------------------------------
                                                                                     DECEMBER 31,
                                                             -------------------------------------------------------------
                                                                   1997                 1998                  1999
                                                             -----------------    ------------------    ------------------
          Less than fair value at date of grant                 $  -                  $ 0.84                 $  1.59
                                                             =================    ==================    ==================

          Equals to fair value at date of grant                  $ 0.27              $  -                    $  3.67
                                                             =================    ==================    ==================

          Exceeds fair value at date of grant                   $  -                 $  0.23                $       -
                                                             =================    ==================    ==================

          Pro forma information under SFAS 123:

                                                                               YEAR ENDED DECEMBER 31,
                                                             -------------------------------------------------------------
                                                                   1997                 1998                  1999
                                                             -----------------    ------------------    ------------------

          Net loss as reported                                     $ (3,423)           $ (2,920)           $       (6)
                                                              ================     =================     =================

          Pro forma net loss                                       $ (3,467)           $ (2,992)             $   (140)
                                                              ================     =================     =================

          Pro forma basic and diluted net loss per share          $   (0.93)          $  (0.83)             $  (0.02)
                                                              ================     =================     =================

                 e.      Dividends:

                         In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 11:-        TAXES ON INCOME

                 a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "law"):

                         The Company's production facilities have been granted the status of "Approved Enterprise" under the law, for three separate investment programs, which were approved in July 1994, July 1995 and December 1996.

                         According to the provisions of the law, the Company has elected the "alternative benefits" - waiver of grants in return for tax exemption and, accordingly, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five years.

                         As the Company currently has no taxable income, these benefits have not yet commenced.

                         The tax-exempt profits that will be earned by the Company's "Approved Enterprises" can be distributed to shareholders, without imposing tax liability on the Company only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (currently between 10% to 25% for an "Approved Enterprise"). The Company's board of directors has determined that such tax exempt income will not be distributed as dividends.

                         The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date.

                         Should the Company derive income in Israel from sources other than the approved enterprises during the relevant period of benefits, such income will be taxable at regular corporate tax rate of 36%.

                 b.      Measurement of results for tax purposes:

                         Results of Jacada Ltd. for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli CPI. As explained in Note 2, the financial statements are presented in U.S. dollars. The difference between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

                 c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

                         The Company is an "industrial company" under the above law and as such is entitled to certain tax benefits, including accelerated rates of depreciation on certain assets and deduction of expenses incurred in respect of public issuance of securities. The Company has not utilized these tax benefits.

                 d.      Net operating losses carryforward:

                         As of December 31, 1999, Jacada Ltd. had approximately $ 4,400 of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date. The Company expects that during the period in which these tax losses are utilized, its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements.

                         As of December 31, 1999 the UK subsidiary had accumulated losses for income tax purposes in the amount of approximately $ 1,860. These net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

                         As of December 31, 1999, the U.S. subsidiary had U.S. federal net operating loss carryforwards for income tax purposes in the amount of approximately $ 4,500, which can be carried forward and offset against taxable income for 15 years and expire from 2010 to 2011.

                         Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                 e.      Deferred taxes:

                         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                           DECEMBER 31,
                                                                            --------------------------------------------
                                                                                   1998                     1999
                                                                            --------------------     -------------------
                         Deferred tax assets:
                            U.S. operating loss carryforward                    $   1,438                 $  1,575
                            U.K. operating loss carryforward                          770                      650
                                                                            --------------------     -------------------

                         Total deferred tax asset                                   2,208                    2,225
                         Valuation allowance                                       (2,208)                  (2,225)
                                                                            --------------------     -------------------

                         Net deferred tax asset                               $         -               $        -
                                                                            ====================     ===================


                         The Company's U.S and U.K subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

                 f.      Pre-tax income (loss):

                                                              YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------
                                                 1997                  1998                  1999
                                           ------------------    ------------------    ------------------
                         Domestic              $   (1,266)           $     (198)             $    154
                         Foreign                   (2,163)               (2,722)                 (160)
                                            -----------------     -----------------     -----------------

                                               $   (3,429)            $  (2,920)           $       (6)
                                            =================     =================     =================


NOTE 12:-        GEOGRAPHIC OPERATING INFORMATION

                 a.      Summary information about geographical areas:

                         The Company manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of SFAS 131, "Disclosures About Segments of an Enterprise and Related Information".

                         The total revenues are attributed to geographic information, based on the customers' location.

                                                                                     YEAR ENDED DECEMBER 31,
                                                                  --------------------------------------------------------------
                                                                        1997                  1998                  1999
                                                                  ------------------    ------------------    ------------------
                         Revenues from sales to unaffiliated
                             customers:
                            United States                              $   4,310             $   8,797             $  11,894
                            United Kingdom                                   677                   406                 2,193
                            Others                                           614                   285                   512
                                                                  ------------------    ------------------    ------------------

                                                                       $   5,601             $   9,488            $   14,599
                                                                  ==================    ==================    ==================



                                                                                          DECEMBER 31,
                                                                  --------------------------------------------------------------
                                                                        1997                  1998                  1999
                                                                  ------------------    ------------------    ------------------
                         Long-lived assets:
                            Israel                                     $   1,103             $   1,252             $   1,516
                            United States                                    349                   582                   617
                            United Kingdom                                    83                    57                     7
                                                                  ------------------    ------------------    ------------------

                                                                       $   1,535              $  1,891             $   2,140
                                                                  ==================    ==================    ==================
                         Major customer data as a percentage
                         of total revenues:


                                                                                     YEAR ENDED DECEMBER 31,
                                                                  --------------------------------------------------------------
                                                                        1997                  1998                  1999
                                                                  ------------------    ------------------    ------------------

                         Customer A                                         16%               *)   -                *)   -
                         Customer B                                         11%                   12%               *)   -
                         Customer C                                     *)   -                    15%               *)   -
                         Customer D                                          -                     -                    13%
                         Customer E                                          -                     -                    10%

                         *)      Less than 10% of total revenues.


                              - - - - - - - - - -

                                 EXHIBIT INDEX


Exhibit No.                   Description
-----------                   -----------

    27                        Financial Data Schedule