Form 20-F/A
period 1999-12-31
JACADA LTD
filed 2000-08-07
CIK 1095747

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                   FORM 20-F/A


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

                            5,175,000 ORDINARY SHARES
                                (TITLE OF CLASS)
--------------------------------------------------------------------------------
Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:

        ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE: 17,610,893 SHARES
--------------------------------------------------------------------------------
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 [X] YES [ ] NO

                                  -------------

Indicate by check mark which financial statement item the registrant has elected to follow.
                             [ ] Item 17 [X] Item 18

NY2:\949175\01\KCDZ01!.DOC\54497.0003

                                EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F is being filed solely for the purpose of correcting on the front cover, the response to the question: "Indicate by check mark whether the registrant (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days." which should have indicated "Yes" instead of "No".


                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: July 25, 2000.
                                                   JACADA LTD.

                                                   /s/ Ran Oz
                                                   ----------------------------
                                                   By: Ran Oz
                                                   Chief Financial Officer