Form 20-F
period 2000-12-31
JACADA LTD
filed 2001-05-29
CIK 1095747

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                    FORM 20-F


                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                        COMMISSION FILE NUMBER 333-10882

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

                            5,175,000 ORDINARY SHARES

                                (TITLE OF CLASS)
================================================================================
Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the Annual
Report:

         ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE 18,428,531 SHARES
================================================================================
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 [X] YES [ ] NO


                                  -------------

            Indicate by check mark which financial statement item the
                       registrant has elected to follow.

                             [ ] Item 17       [X] Item 18


                                                                  TABLE OF CONTENTS
Item 1.           IDENTITY OF DIRECTORS AND SENIOR MANAGEMENT.................................................   4

Item 2.           OFFER STATISTICS AND EXPECTED TIMETABLE.....................................................   4

Item 3.           KEY INFORMATION.............................................................................   4

Item 4.           INFORMATION ON THE COMPANY..................................................................  12

Item 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................................  23

Item 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................................................  30

Item 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........................................  37

Item 8.           FINANCIAL INFORMATION ......................................................................  38

Item 9.           THE OFFER AND LISTING.......................................................................  39

Item 10.          ADDITIONAL INFORMATION......................................................................  41

Item 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK...................................  47

Item 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......................................  48

Item 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............................................  48


Item 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS................  48



Item 18.          FINANCIAL STATEMENTS........................................................................ F-1



Item 19.          EXHIBITS....................................................................................  50

                           FORWARD LOOKING STATEMENTS

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

ITEM 1: IDENTITY OF DIRECTORS AND SENIOR MANAGEMENT

Not applicable.



ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.



ITEM 3:  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The following table sets forth our consolidated selected statements of operations, balance sheets and other data for the periods indicated. The selected consolidated statement of operations data for the years ended December 31, 1998, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999 and 2000 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. These financial statements have been prepared in accordance with GAAP. The consolidated statements of operations data for the years ended December 31, 1996 and 1997, and the selected consolidated balance sheet data as of December 31, 1996, 1997 and 1998 are derived from audited consolidated financial statements that are not included herein. The following selected financial data are qualified by reference to and should be read in conjunction with the sections entitled "Operating and Financial Review and Prospects" and "Quantitative and Qualitative Disclosure about Market Risks" and our consolidated financial statements and the notes thereto included elsewhere in the Annual Report.

                                                                                   YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------------------------------------
                                                              1996           1997           1998          1999            2000
                                                            ---------      ---------      ---------      ---------      ---------
                                                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Software licenses ..................................     $   2,463      $   3,432      $   6,469      $   8,831      $  15,506
  Services and maintenance ...........................         1,273          2,169          3,019          5,768          9,610
                                                           ---------      ---------      ---------      ---------      ---------
    Total revenues ...................................         3,736          5,601          9,488         14,599         25,116
Cost of revenues:
  Software licenses ..................................           220            276            342            639            725
  Services and maintenance ...........................         1,002          1,766          2,558          2,740          5,210
                                                           ---------      ---------      ---------      ---------      ---------
    Total cost of revenues ...........................         1,222          2,042          2,900          3,379          5,935
                                                           ---------      ---------      ---------      ---------      ---------
Gross profit .........................................         2,514          3,559          6,588         11,220         19,181

Operating expenses:
  Research and development, net ......................         1,134          1,515          2,440          3,267          4,979
  Sales and marketing ................................         2,280          4,464          5,411          6,529         12,873
  General and administrative .........................           856          1,033          1,637          1,960          3,624
                                                           ---------      ---------      ---------      ---------      ---------
    Total operating expenses .........................         4,270          7,012          9,488         11,756         21,476
                                                           ---------      ---------      ---------      ---------      ---------

Operating loss .......................................        (1,756)        (3,453)        (2,900)          (536)        (2,295)
Financial  income (expense), net .....................            20             24            (19)           564          3,083
Other income (expense), net ..........................             9             --             (1)           (34)            (1)
                                                           ---------      ---------      ---------      ---------      ---------
Income (loss) before income taxes ....................        (1,727)        (3,429)        (2,920)            (6)           787
Income taxes .........................................            15             (6)            --             --            (10)
                                                           ---------      ---------      ---------      ---------      ---------
Net income (loss) ....................................     $  (1,742)     $  (3,423)        (2,920)            (6)      $    777
                                                           =========      =========      =========      =========      =========
Basic and diluted net earnings (loss) per share:
Basic  net earnings (loss) per share .................     $   (0.46)       $ (0.92)     $   (0.81)     $   (0.00)     $    0.04

Weighted average number of shares used in computing
  basic net earnings (loss) per share ................     3,750,000      3,704,298      3,615,143      6,572,476     18,141,223
  Diluted net earnings (loss) per share ..............     $   (0.46)     $   (0.92)     $   (0.81)     $   (00.0)     $    0.04

Weighted average number of shares used in computing
  diluted net earnings (loss) per share ..............     3,750,000      3,704,298      3,615,143      6,572,476     19,503,971

                                                                                    YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------------------------------------
                                                               1996           1997           1998          1999            2000
                                                            ---------      ---------      ---------      ---------      ---------
                                                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents ............................     $   1,735      $   3,044      $   5,613      $   5,141      $   9,360
Working capital ......................................          (207)           727          1,148         53,315         46,740
Total assets .........................................         4,695          7,185         11,131         62,435         64,797
Long-term debt, net of current portion ...............           117             92             90            186             --
Shareholders' equity .................................           591          2,066          2,939         54,854         56,646


EXCHANGE RATES

Not applicable.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D.       RISK FACTORS

D.       RISK FACTORS

         Readers are cautioned that an investment in Jacada is subject to a number of risks. Readers should consider carefully all information set forth herein and in particular the following risks in connection with an investment in
Jacada:

         We have a limited operating history in our current principal market and with our current principal product. We therefore cannot be certain that our business strategy will be successful. We were founded in 1990. However, our strategic focus has been on our current principal market, the eBusiness enabling software market, only since 1996. Our main source of revenue is currently our Jacada for Java product, which was released in August 1997. Because of our limited experience in our principal market and with our principal product, we cannot assure you that our strategy for operating in that market or selling that product will be successful.

         The fiscal year 2000 was our first profitable year, and we may not maintain profitability. Prior to 2000, we incurred net losses in each fiscal year since our inception. While we generated net income of approximately $0.8 million for the year ended December 31, 2000, we generated an operating loss of approximately $2.3 million for this period. We intend to increase our aggregate product development, sales and marketing and administrative expenses significantly over the next 12 months. To achieve and maintain profitability, we will need to increase revenues significantly. We cannot assure you that our revenues will grow or that we will achieve or maintain profitability in the future. Our ability to increase revenue and maintain profitability will be affected by the other risks and uncertainties described in this section and in the sections entitled "Operating and Financial Review and Prospects" and "Quantitative and Qualitative Disclosure about Market Risks."

         Our revenues are largely dependent on sales of our Jacada for Java product and related services. Our business could be materially harmed by factors that adversely affect the pricing and demand for this product. We currently derive in excess of 70% of our revenues from sales of licenses for our Jacada for Java product and related services. We expect revenues from this product to continue to account for a substantial portion of our future revenues. As a result, factors adversely affecting the pricing of or demand for our Jacada for Java product, such as competition and technological change, could have a material adverse effect on our business, financial position and results of operations. If our Jacada for Java product does not achieve market acceptance or if our competitors release new products that achieve greater market acceptance, have more advanced features, offer better performance or are more price-competitive, revenues from this product may not grow as expected or may decline.

         Our business enabling products may not be widely adopted. If eBusiness enabling products such as ours are not widely adopted, our business could suffer. Our products are complex and generally involve significant capital expenditures by our customers. We do not have a long history of selling our products and we will have to devote substantial resources to educate prospective customers about the benefits of our products. Many prospective customers have made significant investments in internally-developed or customized systems and would incur significant costs in switching to third-party products such as ours. Even if our products are effective, our target customers may not choose them for technical, cost, support or other reasons. If the market for our products fails to grow or grows more slowly than we anticipate, our business could suffer.

         Competition in the market for eBusiness enabling software is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced. The market for eBusiness enabling software is extremely competitive and subject to rapid change. We compete in that market with companies that utilize varying approaches to enable host-centric software applications to be utilized over the Internet. These companies include, Attachmate Corporation, CrossWorlds Software, Inc., IBM, New Era of Networks, Inc., OpenConnect Systems, Seagull Software Ltd., TIBCO Software, Inc., Vitria Technology, Inc. and webMethods, Inc. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

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

         Our software license revenues result from a relatively small number of sales, some of which generate disproportionately large revenues. In addition, our sales cycle is lengthy. Sales of our products are also subject to seasonality. These factors may cause our revenues to fluctuate materially from period to period. If we fail to meet market expectations in any individual period, our stock price could decline significantly. Our software license revenues result from a relatively small number of sales, some of which generate disproportionately large revenues. These sales typically involve significant capital investment decisions by prospective customers, as well as a significant amount of time to educate them as to the benefits of our products. As a result, before purchasing our products, companies spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals. It may take up to six months or more from the time we first contact a prospective customer before receiving an initial order. This cycle may lengthen in the future.

         Sales of our products and services tend to be lower in our first quarter, and higher in our fourth quarter, due to the capital budgeting and purchasing cycles of our current and prospective customers. It is difficult for us to evaluate the degree to which this seasonality may affect our business because our growth may have largely overshadowed this seasonality in recent periods.

         Because of these and other factors, our quarterly revenues may fluctuate materially and may not meet market expectations in any individual period. This would likely cause our stock price to decline. Further, period-to-period comparisons of our revenues will not necessarily be meaningful. As a result, you should not rely upon them as an indication of future performance.

         The expansion of our direct sales force and indirect distribution channels will be difficult, will take time and will be costly. Our growth could be limited if we fail to achieve this expansion. We need to expand our direct sales force in order to significantly increase market awareness of our products and to generate increased revenue. New sales personnel will require training and it will take time for them to achieve full productivity. There is strong competition for qualified sales personnel in our business, and we may not be able to attract and retain a sufficient number of new sales personnel to expand our operations. Our sales and marketing expenses will increase as a percentage of revenues while we expand our direct sales force. Unless this expansion results in a proportionate increase in revenues, our margins and business may be adversely affected.

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

         Our future growth will be limited if:

         - we fail to work effectively with our indirect distribution channels;

         - we fail to increase the number of indirect distribution channels with which we have relationships;

         - the business of one or more of our indirect distribution channels fails; or

         - there is a decrease in the willingness and ability of our indirect distribution channels to devote sufficient resources and efforts to marketing and supporting our products.

         If any of these circumstances occurs, we will have to devote substantially more resources to the sales, marketing, distribution, implementation and support of our products than we otherwise would, and our own efforts may not be as effective as those of our indirect distribution channels.

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

         Rapid changes and developments in the eBusiness enabling software market could cause our products to become obsolete or require us to redesign our products. The eBusiness enabling software market is characterized by rapid technological change, frequent new product introductions and emerging industry standards, particularly those related to electronic commerce. We also expect that the rapid evolution of Internet-based applications and standards, as well as general technology trends such as changes in or introductions of operating systems, will require us to adapt our products to remain competitive. Our products could become obsolete and unmarketable if we are unable to quickly adapt to new technologies or standards.

         To be successful, we will need to develop and introduce new products and product enhancements that respond to technological changes, evolving industry standards and other market changes and developments in a timely manner and on a cost-effective basis. Although we plan to continue to spend substantial amounts for research and development over the next two years, we cannot assure you that we will develop new products and product enhancements successfully or that our products will achieve broad market acceptance. Our failure to respond in a timely and cost-effective manner to new and evolving technologies and other market changes and developments could adversely impact our business.

         We rely on our founders and other key personnel, whose knowledge of our business and technical expertise would be extremely difficult to replace. Our future success depends, to a significant degree, on the continued services of our founders, Gideon Hollander and Nimrod Gil-Ad, as well as other key management, sales and technical personnel. The loss of services of any of our key management for any reason could have a material adverse effect on our business, financial condition and results of operations. We are also dependent on our ability to attract, retain and motivate highly skilled personnel. In the markets in which we recruit, competition for qualified personnel is extremely intense and is characterized by rapidly increasing salaries. As a result, our operating expenses may increase or our ability to recruit and retain qualified candidates may be limited.

         We expect to be increasingly subject to risks of international operations. We currently market and sell our products and services primarily in North America, from which we received more than 90% of our total revenues for the year ended December 31, 2000. However, we plan to increase our international operations, particularly in Europe. This expansion will require significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products internationally. Our inability to successfully increase our international operations could adversely impact our business. In addition, exchange rate fluctuation between the dollar and European or other foreign currencies may adversely affect us. To date, we have not used risk management techniques or "hedged" the risks associated with fluctuations in foreign exchange rates.

         Our products may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our products. Our products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Although we have not experienced any material software defects to date, defects could cause our customers to experience system failures. Our customers depend on our software for their critical systems and business functions. Any interruptions could:

         -        damage our reputation;

         -        increase our product development costs;

         -        divert our product development resources;

         -        cause us to lose future sales; or

         -        delay or diminish market acceptance of our products.

         Although we conduct extensive testing, we may not discover software defects that affect our products or enhancements until after they are sold. Furthermore, we are unable to test our products in each of the applications in which they are designed to work.

         Our products are integrated with our customers' networks and software applications. The sale and support of our products may entail the risk of product liability or warranty claims based on damage to these networks or applications. In addition, the failure of our products to perform to customer expectations could give rise to warranty or other claims. Any of these claims, even if not meritorious, could result in costly litigation or divert management's attention and resources. We may not have sufficient funds or insurance coverage to satisfy any or all liability that may be imposed upon us with respect to these claims.

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

         Although we do not believe that we infringe upon any patent, trademark or other intellectual property rights of others, we cannot be certain that one or more persons will not make a claim of infringement against us. Any claims, with or without merit, could:

         -        be expensive and time-consuming to defend;

         -        cause product shipment and installation delays;

         -        divert management's attention and resources; or

         - require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or may not be available at all.

         A successful claim of product infringement against us or our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR LOCATION IN ISRAEL

         Israeli courts might not enforce judgments rendered outside of Israel. We are organized under the laws of the State of Israel and we maintain significant operations in Israel. Certain of our officers and directors and our Israeli accountants and counsel reside outside of the United States. Therefore, you might not be able to enforce any judgment obtained in the United States against us or any of such persons. Additionally, you might not be able to bring civil actions under United States securities laws if you file a lawsuit in Israel. We have been advised by our Israeli counsel that, subject to certain limitations, Israeli courts may enforce a final executory judgment of a United States court for liquidated amounts in civil matters after a hearing in Israel, provided that certain conditions are met. We have appointed Jacada, Inc., our United States subsidiary, as our agent to receive service of process in any action against us arising out of our initial public offering. We have not given our consent for our agent to accept service of process in connection with any other claim. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

         Conditions in Israel could adversely affect our operations. Our principal research and development facilities are located in Israel. We are therefore directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our operations. Despite the negotiations towards peace between Israel and its Arab neighbors, there can be no assurance that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or on our business.

         Exchange rate fluctuations between the dollar and the NIS may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, is incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the dollar.

         Any failure to obtain the tax benefits from the State of Israel that we anticipate receiving could adversely affect our plans and prospects. Pursuant to the Law for the Encouragement of Capital Investments, 1959, the Israeli government has granted "Approved Enterprise" status to our existing capital investment programs. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. However, we have not yet begun to generate taxable income for purposes of this law. Once we begin to generate taxable income, our financial results could suffer if our tax benefits were significantly reduced.

         In order to receive tax benefits, we must comply with a number of conditions and criteria. If we fail to comply in whole or in part with these conditions and criteria, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we received, adjusted for inflation and interest. Although we believe that we have operated and will continue to operate in compliance with the required conditions, we cannot guarantee that this will continue.

         From time to time, the government of Israel has discussed reducing or eliminating the benefits available under the Approved Enterprise program. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, in the event that we increase our activities outside the State of Israel due to, for example, future acquisitions, these activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

ITEM 4: INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         We were incorporated in Israel in December 1990 as a limited liability company. On August 9, 1999 we changed our name from Client/Server Technology Ltd. to Jacada Ltd. Our commercial name is Jacada.

         Our registered office in Israel is 11 Galgalei Haplada Street, Herzliya 46722 Israel and our telephone number is 972-9-952-5900. Our agent in the United States is Gideon Hollander, whose address is 400 Perimeter Center Terrace, Suite 195, Atlanta, Georgia 30346. Since October 1999, the Company's Ordinary Shares have been quoted on the NASDAQ National Market under the symbol "JCDA."

         Jacada develops, markets and supports software that enables businesses to utilize their existing host-centric software applications to conduct business over the Internet. We also provide related professional services, including training, consulting, support and maintenance. Our products and services provide our end users with comprehensive eBusiness enabling solutions.

         Typical users of our products and services are medium to large businesses with sophisticated technology requirements. Some of the companies that have implemented or are implementing our solutions include AIG, Bank of America, Caterpillar, Delta Air Lines, U.S. Department of Interior, The Federal Reserve Bank, Lockheed Martin, McGraw Hill Company, Nabisco, Porsche Cars North America, Prudential Life Insurance Company and Saab Cars USA.

         See Items 5 and 18 for a description of capital expenditures by the Company for the past three fiscal years. The Company has made no divestitures during the same time period.

         We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies' shares during fiscal years 1999 and 2000.

B.       BUSINESS OVERVIEW

INDUSTRY OVERVIEW

         The Internet has fundamentally changed the way companies think about their business strategies. It has created opportunities for companies to make their applications and data accessible to their employees, customers, suppliers and other third parties quickly and cost-effectively. The strategic importance of eBusiness is driving the demand for solutions that can provide the necessary infrastructure to extend existing applications and data to the Internet. International Data Corporation projects that spending on Internet infrastructure applications will grow from $4.0 billion in 1997 to $27.1 billion in 2002.

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

         An effective solution to extend existing applications to the Internet should:

         -        be able to be implemented rapidly;

         - enable the deployment of a comprehensive solution that does not require extensive custom programming;

         - provide a flexible architecture that allows for the efficient incorporation of evolving technologies; and

         - be able to operate on multiple platforms and support a variety of applications.

OUR SOLUTIONS

         We develop, market and support software that extends existing host-centric applications to the Internet, thereby enabling businesses to utilize these existing applications online. Our solutions provide the following benefits:

         - Leverage Existing Information Technology Resources. Our solutions permit companies to use their existing host-centric applications over the Internet. This eliminates the need to replace existing applications through time-consuming and expensive custom programming. Additionally, our solutions allow programmers trained in various languages to program in their native software languages and to deliver applications that are web-enabled.

         - Allow Rapid Implementation. We design our solutions to be implemented rapidly and to require minimal customization. Consequently, our solutions can typically be implemented more rapidly than internally-developed solutions.

         - Provide a Complete eBusiness Enabling Solution. Our comprehensive solutions allow companies to conduct eBusiness to the same extent as available by direct connection with the host computer, without purchasing any other products. Our solutions have been or are being implemented by hundreds of companies worldwide. Our customers receive the following advantages:

                  - Flexibility to Adapt to Evolving Business Needs. We design our solutions to work effectively even as companies modify existing and add new applications in response to their evolving business needs. As companies program changes into their applications, our solutions automate the changes in the graphical user interface.

                  - Reliability and Scalability. Our solutions are designed to provide the reliability required for applications that are critical to the operation of businesses, and are easily scalable to accommodate additional users in response to the evolving business needs of our customers.

                  - Programming Language Independence. Our solutions protect our customers from changes in interface development trends by generating multiple interface language standards from the same interface design.

                  - Platform Independence. Our Java-based solution provides customers with the flexibility to run our products on any Java-enabled platform, including IBM S/390, AS/400, Sun Solaris and Microsoft Windows NT.

PRODUCTS AND TECHNOLOGY

         Our products and services provide our customers with a comprehensive eBusiness enabling solution. Our products include:

         - Jacada for Java. Jacada for Java generates Java-based interfaces for mainframe and midrange software applications without requiring any change to the host applications. By generating Java source code for the new graphical thin client interface, Jacada for Java enables our customers to extend their host-centric applications and data to the Internet and their intranets without rewriting these applications. In addition, Jacada for Java provides the modern graphical features users expect from today's applications. Jacada for Java also allows customers to enhance their applications to add functionality, integrate with other data sources and link to other Internet applications.

         - Jacada for HTML. Jacada for HTML generates HTML interfaces for mainframe and midrange software applications without requiring any change to the host application. By generating HTML code, Jacada for HTML enables our customers to provide seamless access to existing mainframe or AS/400 application business logic from any web browser or web-enabled device.

         - Jacada Innovator. Jacada Innovator, developed in cooperation with IBM, contains innovative technology which enables new or existing applications written in COBOL, RPG, Java or any other language to leverage the Jacada presentation technology to deliver graphical "thin client" user screens, replacing the text-based," green screen" architecture found in legacy applications. Any software developer can utilize Jacada Innovator without any special knowledge of any other programming language. This allows organizations to leverage their existing software skills and resources to build modern applications. We have a patent pending for and full ownership rights in Jacada Innovator.

         - Jacada for Palm. Jacada for Palm is the first of the Jacada Wireless family of products. Jacada for Palm provides wireless access to mainframe and midrange systems from devices such as the Palm VII(TM). The Jacada Wireless family is targeted at the corporate mobile user, providing access to internal business systems anytime, anywhere.

         - Jacada Connects. Jacada Connects enables third party applications such as e-commerce, enterprise application integration (EAI) or customer relationship management (CRM) solutions, to easily access the business logic in mainframe and midrange applications - without requiring any restructuring or recoding of the existing application. Jacada Connects provides a single application programming interface to access the business logic. Jacada Connects can be utilized by third party vendors and system integrators to integrate their solutions.

         - Jacada for Visual Basic. Jacada for Visual Basic generates Visual Basic and ActiveX-based interfaces for mainframe and mini-computer software applications without requiring any change to the host application. By modifying the code generated by Jacada for Visual Basic, our customers can enhance their applications so that they will support added functions, be able to operate with other data sources and be linked to other applications.

         - Jacada for Windows. Jacada for Windows generates Windows-based interfaces for mainframe and midrange software applications without requiring any change to the host application.

         - The above products are based on our following core technology components:

         - Jacada KnowledgeBase. The Jacada KnowledgeBase is a set of sophisticated algorithms for analyzing and interpreting host-centric applications and converting patterns on those text-based applications into graphical user interface components. During the conversion process, the Automated Conversion Environment automatically matches all the patterns identified on the screen with pattern definitions in the KnowledgeBase. The KnowledgeBase then generates a new graphical user interface based on these pattern definitions.

         - Jacada Automated Conversion Environment (ACE). In combination with the Jacada KnowledgeBase, ACE forms the powerful core of a solution that can quickly and easily generate graphical user interfaces for mainframe and midrange software applications. This allows companies to extend their host-centric applications to the Internet through user interfaces that are graphical in nature and intuitive, as opposed to user interfaces that are comprised solely of text. Graphical user interfaces may be created using Java, HTML or ActiveX/Visual Basic. ACE allows users to customize the graphical user interface by changing colors, fonts, sizes and layout, as well as by adding or deleting functions or graphics.

PROFESSIONAL SERVICES

         Our professional services include training, consulting, support and maintenance services. Support and maintenance services are provided to our customers through agreements under which we provide technical support by telephone, fax, email and the Internet and provide updates, upgrades and fixes to our software products. We require our customers to purchase support and maintenance services at a fixed annual fee for 12 months after the initial purchase, renewable annually thereafter. In addition, customers can elect optional services such as emergency coverage on a 24 hours per day, seven days per week basis and dedicated technical account managers. We also provide customer training at our Atlanta, Georgia facility and other locations, with coursework related to various aspects of our eBusiness enabling solutions.

         We provide our direct customers with training services to assist them in learning how to use our products. We also provide our direct customers with consulting services to assist them with installing our products and integrating our products into their systems, and to assist them with managing and enhancing their utilization of our products on an ongoing basis.

         We bill for consulting services by the hour plus out of pocket expenses and for training services by the day plus out of pocket expenses. We typically enter into commitments with customers to provide blocks of training and consulting services. However, customers are not obligated to utilize the entire blocks of time and are permitted to pay only for the services that are actually rendered. The majority of our trainers and consultants are located in the United States. Our distributors and other resellers typically provide training and consulting services directly to their customers, assisted by us as necessary.

PRINCIPAL MARKETS

         Our principal markets are North America and Europe. We generate revenues from licensing our software products to customers and providing customers with such services as training, consulting, support and maintenance. Software license revenues constituted approximately 68.2%, 60.5% and 61.7% of our total revenues for the years ended December 31, 1998, 1999, and 2000, respectively, while service and maintenance revenues constituted approximately 31.8%, 39.5% and 38.3% of our total revenues, respectively, for the same periods. Software license revenues generated from North American customers constituted approximately 64%, 46.2% and 55.6% of our total revenues for the years ended December 31, 1998, 1999, and 2000, respectively, while service and maintenance revenues generated from North American customers constituted approximately 28.9%, 35.2% and 36.9% of our total revenues, respectively, for the same periods. Software license revenues generated from European customers constituted approximately 4.2%, 14.2%, and 6.1% of our total revenues for the years ended December 31, 1998, 1999, and 2000, respectively, while service and maintenance revenues generated from European customers constituted approximately 2.9%, 4.4% and 1.4% of our total revenues, respectively, for the same periods. The percentage of our revenues derived from the provision of services and maintenance decreased during 2000 primarily because sales of additional software licenses to existing customers do not require significant training and consulting services. Our gross margins on software license revenues have historically been higher than our gross margins on service and maintenance revenues.

Seasonality

         Sales of our products and services tend to be lower in our first quarter, and higher in our fourth quarter, due to the capital budgeting and purchasing cycles of our current and prospective customers. It is difficult for us to evaluate the degree to which this seasonality may affect our business because our growth may have largely overshadowed this seasonality in recent periods.

RAW MATERIALS

         Not applicable.

SALES AND MARKETING

         We sell our products through our direct sales force in North America and Europe, as well as through our indirect distribution channels, consisting of software distributors, independent software vendors and system integrators, in North America and Europe, as well as in countries where we have no direct sales operations. As of March 31, 2001, we had 79 people in our sales and marketing organization. We intend to continue to increase the size of our direct sales force and to establish additional sales offices in North America and internationally.

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

         Our marketing efforts are focused on developing greater awareness among our target customers of our solution and the benefits it can provide. We market our products and services online and through tradeshows and public relations activities. We have developed a wide range of collateral materials and sales tools that are used by our direct sales force and our indirect distribution channels. These materials include brochures, white papers, case studies, press releases and our Web site.

CUSTOMERS

         Our customers include both end users to whom we sell our products and services directly and distributors and other intermediaries who either resell our products to end users or incorporate our products into their own product offerings. Typical end users of our products and services are medium to large businesses with sophisticated technology requirements.

         These companies are using our solutions to rapidly deploy eBusiness initiatives. Some examples of our customers include:

         - Insurance companies are using our solutions to modernize their call center applications, web-enable access to these applications for customers to update account information via the Internet, and integrate their customer information systems with customer relationship management applications.

         - Automotive companies are using our solutions to enhance the quality of their services by enabling dealers in their networks to utilize previously centralized sales and inventory management systems to locate and order cars and parts inventory.

         - Retailers are using our solutions to enable existing back-office software applications to be used to receive and process orders from customers and to send orders to suppliers via the Internet.

         - A car rental company is utilizing our solutions to permit employees of an insurance company to check availability and order cars for their insured customers via the Internet.

         - Enterprise resource planning software vendors are utilizing our solutions in concert with their manufacturing applications software to enable their customers to manage the customers' manufacturing and inventory processes via the Internet.

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

         Our research and development efforts have been primarily focused on enhancing and adding functionality to our existing products and adding new products based on our expectations of future technologies and industry trends.

         Our research and development expenses were $2.4 million for the year ended December 31, 1998, $3.3 million for the year ended December 31, 1999 and $5.0 million for the year ended December 31, 2000. As of December 31, 1999, 49 professionals were engaged in research and development activities. As of December 31, 2000, 63 professionals were engaged in research and development activities.

DEPENDENCE ON PATENTS AND LICENSES

         We are the owner of our core technology and the software products we license to customers. We are not dependent on any third party license or patent with respect to such technology or products. We have an irrevocable license to certain technology which we intend to integrate with our current products but we are not dependent on such license.

While a patent is pending for our Jacada Innovator software product, the failure to obtain such patent would not diminish our ownership rights in Jacada Innovator.

COMPETITION

         The eBusiness enabling software market is extremely competitive and subject to rapid change. We believe that the competitive factors affecting the market for our products and services include:

         -        product functionality and features;

         -        availability of global support;

         -        incumbency of vendors;

         -        ease of product implementation;

         -        quality of customer support services; and

         -        product reputation.

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

         We compete with companies that utilize varying approaches to enable host-centric software applications to be utilized over the Internet. These companies include Attachmate Corporation, CrossWorlds Software, Inc., IBM, New Era of Networks, Inc., OpenConnect Systems, Inc., Seagull Software Ltd., TIBCO Software Inc., Vitria Technology, Inc. and webMethods, Inc. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, or other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

MATERIAL EFFECTS OF GOVERNMENT REGULATION IN ISRAEL

         We are organized under the laws of the State of Israel and our principal research and development facilities are located in Israel. We are therefore directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our operations. Despite the negotiations towards peace between Israel and its Arab neighbors, there can be no assurance that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or our business.

         A substantial majority of our revenues and a substantial portion of our expenses are denominated in dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, is incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the dollar.

         Pursuant to the Law for the Encouragement of Capital Investments, 1959, the Israeli government has granted "Approved Enterprise" status to our existing capital investment programs. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. However, we have not yet begun to generate taxable income for purposes of this law. Once we begin to generate taxable income, our financial results could suffer if our tax benefits were significantly reduced.

         In order to receive tax benefits, we must comply with a number of conditions and criteria. If we fail to comply in whole or in part with these conditions and criteria, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we received, adjusted for inflation and interest. Although we believe that we have operated and will continue to operate in compliance with the required conditions, we cannot guarantee this will continue.

         From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under the Approved Enterprise program. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, in the event that we increase our activities outside the State of Israel due to, for example, future acquisitions, these activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

         In addition, the new Israel Companies Law, which became effective on February 1, 2000, has brought about significant changes to Israel corporate law. Under this new law, there may be uncertainties regarding corporate governance in some areas. These uncertainties will persist until this new law has been adequately interpreted, and these uncertainties could inhibit takeover attempts or other transactions and inhibit other corporate decisions.

C.       ORGANIZATIONAL STRUCTURE

         Jacada holds 100% of the stock in Jacada, Inc., a corporation organized under the laws of the state of Delaware, and 100% of the stock in Jacada (Europe) Limited, a company organized under the laws of England. Jacada, Inc. holds 100% of the stock of Jacada Canada, Inc., a federal corporation incorporated under the laws of Canada. Jacada (Europe) Limited holds 100% of the stock of Jacada Deutschland GmbH, a limited liability company organized under the laws of Germany.

D.       PROPERTY AND EQUIPMENT

         As of December 31, 2000, our headquarters and principal administrative, research and development operations were located in approximately 18,000 square feet of leased office space in Herzliya, Israel. The lease expires in September 2002 with two renewal options each for two additional years.

         In the United States, we lease approximately 19,050 square feet in Atlanta, Georgia which we utilize for administration, marketing, sales, service and technical support. The lease expires in June 2002. We also lease office space in Boston, Massachusetts, Dallas, Texas and Chicago, Illinois which we utilize for marketing and sales.

         In addition, we currently lease approximately 1,900 square feet in London, England and approximately 1,940 square feet in Munich, Germany which we utilize for sales, marketing, services and technical support. The London lease expires in October 2002 and the Munich lease is for an indefinite period, terminable on six months notice. We expect that we will need additional space as we expand our business and believe that we will be able to obtain such space as needed.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       OPERATING RESULTS

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

                  We have adopted American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. We have also adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for all transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "residual method" when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

                  In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), as amended in June 2000, which summarizes the staff's views in applying GAAP to revenue recognition in financial statements. We adopted SAB 101 during the fourth quarter of 2000. The adoption did not have a material effect on our consolidated results of operations or financial position.

          To date, we have derived our revenues from license fees for our products, maintenance and support and rendering of services including consulting and training. We sell licenses to our products primarily through our direct sales force and indirectly through resellers. We are also entitled to revenues from some distributors upon the sublicensing of the software to end users. Revenues due from these transactions are recognized when such revenues are reported to us upon the sublicensing of the software by the distributors.

          Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. We do not grant a right of return to our customers. We consider all arrangements with payment terms extending beyond one year not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

          Where software arrangements involve multiple elements, revenue is allocated to each element based on VSOE of the relative fair values of each element in the arrangement, in accordance with the "residual method" prescribed by SOP 98-9. Our VSOE used to allocate the sales price to services, support and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and
  (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

          Cost of software license revenues consists of royalties, including payments to the Office of the Chief Scientist of the State of Israel, amortization of purchased technology, commissions, and costs of duplicating media and documentation. Cost of service and maintenance revenues consists of compensation expense and related overhead costs for personnel engaged in training, consulting, support and maintenance services for our customers.

         Since our inception, we have incurred substantial research and development costs and have invested heavily in the expansion of our sales and marketing and professional services organizations to build an infrastructure to support our long-term growth strategy.

Our full-time employees increased from 21 as of January 1, 1995 to 229 as of December 31, 2000.

         Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs are capitalized. Because we believe our current process for developing software is completed concurrently with the establishment of technological feasibility, no internal development costs have been capitalized to date.

          A majority of our revenues and that of our subsidiaries is generated in United States dollars. Our management believes that the dollar is the primary currency of the economic environment in which we and our subsidiaries operate. Thus, our functional and reporting currency and the functional and reporting currency of our subsidiaries is the dollar.

         The effects of foreign currency exchange rate for the years ended December 31, 2000, 1999 and 1998 were immaterial.

RESULTS OF OPERATIONS

         Our historical operating results for the years ended December 31, 1998, 1999 and 2000 as a percentage of net revenues are as follows:

                                                     Year Ended December 31,
                                              -----------------------------------
                                               1998           1999           2000
                                              -----          -----          -----
Revenues:
   Software licenses .................         68.2%          60.5%          61.7%
   Services and maintenance ..........         31.8           39.5           38.3
                                              -----          -----          -----
      Total revenues .................        100.0          100.0          100.0
Cost of revenues:
   Software licenses .................          3.6            4.4            2.9
   Services and maintenance ..........         27.0           18.8           20.7
                                              -----          -----          -----
      Total cost of revenues .........         30.6           23.2           23.6
                                              -----          -----          -----
Gross profit .........................         69.4           76.8           76.4
Operating expenses:
   Research and development, net .....         25.7           22.4           19.8
   Sales and marketing ...............         57.0           44.7           51.2
   General and administrative ........         17.3           13.4           14.4
                                              -----          -----          -----
      Total operating expenses .......        100.0           80.5           85.4
                                              -----          -----          -----
Operating loss .......................        (30.6)          (3.7)          (9.0)
Financial income (expense), net ......         (0.2)           3.9           12.3
Other expense, net ...................         (0.0)          (0.2)           0.0
                                              -----          -----          -----
Income (loss) before income taxes ....        (30.8)          (0.0)           3.1
Income taxes .........................         (0.0)          (0.0)          (0.0)
                                              -----          -----          -----

Net income (loss) ....................        (30.8)%         (0.0)%          3.1%
                                              =====          =====          =====

YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

         Revenues. Net revenues were $25.1 million, $14.6 million and $9.5 million for the years ended December 31, 2000, 1999 and 1998, respectively. The increases in revenues during these periods were attributable to an increase in both software license revenues and service and maintenance revenues. For each of the years ended December 31, 2000, 1999 and 1998, revenues from two different customers represented 10% or more of our revenues (except that one of the customers representing 10% of our revenue in 2000 also represented 10% of our revenue in 1998).

         Software license revenues were $15.5 million, or 61.7% of revenues, for the year ended December 31, 2000, compared to $8.8 million, or 60.5% of revenues, for the year ended December 31, 1999 and $6.5 million, or 68.2% of revenues, for the year ended December 31, 1998. The increase in software license revenues during these periods was primarily due to the growth of our customer base, recurring sales to our installed base and an increase in average transaction size.

         Service and maintenance revenues were $9.6 million or 38.3% of revenues, for the year ended December 31, 2000 compared to $5.8 million or 39.5% of revenues for the year ended December 31, 1999 and $3.0 million, or 31.8% of revenues, for the year ended December 31, 1998. The increases in service and maintenance revenues during these periods were primarily a result of the increased service and maintenance revenue associated with new software license sales and our expanding customer base.

         Cost of Revenues. Cost of revenues was $5.9 million, or 23.6% of revenues, for the year ended December 31, 2000, compared to $3.4 million, or 23.2% of revenues, for the year ended December 31, 1999 and $2.9 million, or 30.6% of revenues, for the year ended December 31, 1998. The increase in cost of revenues during these periods was primarily due to our increased revenues.

         Cost of software license revenues was $0.7 million, or 4.7% of software license revenues, for the year ended December 31, 2000, compared to $0.6 million, or 7.2% of software license revenues, for the year ended December 31, 1999 and $0.3 million, or 5.3% of software license revenues, for the year ended December 31, 1998. The decrease in cost of software license revenues as a percentage of software license revenues was due to a decrease in payment of royalties to the Office of the Chief Scientist with respect to certain products.

         Cost of service and maintenance revenues was $5.2 million, or 54.2% of service and maintenance revenues, for the year ended December 31, 2000, compared to $2.7 million, or 47.5% of service and maintenance revenues, for the year ended December 31, 1999 and $2.6 million, or 84.7% of service and maintenance revenues, for the year ended December 31, 1998. The increase in cost of service and maintenance in 2000 relative to 1999 and in 1999 relative to 1998 was a result of increased manpower which was required to support increasing customer needs. The increase in cost of service and maintenance as a percentage of revenues during 2000 relative to 1999 is also the result of a temporary decline in the utilization associated with the timing of certain projects. Starting in mid-1998, the Company began offering consulting services exclusively on an hourly rate basis plus out-of-pocket expenses. Prior to mid-1998, these services were offered on a fixed-cost basis.

OPERATING EXPENSES

         Research and Development, Net. Research and development expenses were $5.0 million, $3.3 million, and $2.4 million for the years ended December 31, 2000, 1999 and 1998, respectively, net of grants from the Office of the Chief Scientist of $0.6 million in 1998. The increases during these periods were attributable primarily to the addition of personnel in our research and development organization associated with product development, quality assurance and documentation. As a percentage of total revenues, research and development expenses were 19.8%, 22.4%, and 25.7% for the years ended December 31, 2000, 1999 and 1998, respectively.

         Sales and Marketing. Sales and marketing expenses were $12.9 million, $6.5 million and $5.4 million for the years ended December 31, 2000, 1999 and 1998, respectively. The increases during these periods were attributable primarily to the addition of sales and marketing personnel and increased commissions related to increased sales and, to a lesser extent, to our efforts to expand our marketing programs worldwide and increase brand awareness for our products. As a percentage of total revenues, sales and marketing expenses were 51.2%, 44.7% and 57.0% for the years ended December 31, 2000, 1999 and 1998, respectively.

         General and Administrative. General and administrative expenses totaled $3.6 million, $2.0 million and $1.6 million for the years ended December 31, 2000, 1999 and 1998, respectively. The increases in general and administrative expenses were due primarily to increased personnel and related overhead to support our growth. As a percentage of total revenues, general and administrative expenses were 14.4%, 13.4% and 17.3% of total revenues for the years ended December 31, 2000, 1999 and 1998, respectively.

         Financial Income (Expense), Net. Net financial income was $3.1 million for the year ended December 31, 2000 and $564,000 for the year ended December 31, 1999. Net financial expense was $19,000 for the year ended December 31, 1998. In October 1999, we raised approximately $51 million, net of expenses, in an initial public offering. We have maintained most of the funds raised in the public offering throughout the balance of 1999 and 2000 and have invested these funds in certain financial instruments which generate interest and investment income. Prior to the initial public offering, we borrowed funds and paid interest on our borrowings.

         Income Taxes. As of December 31, 2000, we had approximately $3.2 million of net operating loss carryforwards for Israeli tax purposes, approximately $4.2 million of net operating loss carryforwards for federal United States tax purposes and approximately $1.7 million of net operating loss carryforwards for United Kingdom tax purposes available to offset future taxable income. The United States net operating loss carryforwards expire in various amounts between the years 2010 and 2014. The Israeli and the United Kingdom net operating loss carryforwards have no expiration date.

         Net Income (Loss). We generated net income of $777,000 in 2000 and incurred losses of $6000 and $2.9 million in 1999 and 1998, respectively.

B.       LIQUIDITY AND CAPITAL RESOURCES

         Since our inception, we have funded operations primarily through the private placement and public offering of equity securities and, to a lesser extent, borrowings from financial institutions.

           As of December 31, 2000, we had $52.5 million in cash, cash equivalents and investments, all interest bearing. During 2000, operating activities used $2.0 million in cash. The major components using cash included an increase in trade receivables of $2.6 million in support of increased revenues, and a decrease in deferred revenues of $2.0 million as we transitioned from selling products and receiving cash in advance of the period in which the revenue is earned as a means of financing operations. Partially offsetting the cash used in operating activities were net income from operations of $0.8 million, non-cash depreciation and amortization of $1.0 million, and increases in trade payables of $0.3 million and accrued expenses of $1.0 million associated with increased business levels relative to 1999.

         As of December 31, 1999, we had cash and cash equivalents of $5.1 million and $50.5 million in U.S. Government debentures. Cash used in operations includes expenditures associated with development activities and marketing efforts related to promotion of our products. For the year ended December 31, 1999, cash provided by operations was $0.6 million, comprised of the net loss of $6,000, an increase in trade receivables of $0.8 million, partially offset by non-cash charges of $0.7 million, and an increase in accrued expenses of $0.9 million and a decrease in deferred revenues of $1.1 million.

         For the year ended December 31, 1998, cash used in operations was $2.3 million, comprised of the net loss of $2.9 million, an increase in trade receivables of $1.1 million, partially offset by non-cash charges of $0.5 million, a decrease in other current assets of $0.3 million and an increase in deferred revenues of $1.0 million.

         Expenditures on property and equipment were approximately $1.7 million, $1.0 million and $0.9 million for the years ended December 31, 2000, 1999 and 1998, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of a growing organization. In addition, during

2000, we licensed technology for $1.5 million which will enhance and accelerate certain product development activities.

         We have raised approximately $56.6 million, net of issuance costs, from sales of equity securities and the exercise of stock options from 1998 through December 31, 2000 consisting of $1.0 million, $51.8 million, $3.8 million for the years ended December 31, 2000, 1999 and 1998, respectively.

         We have financed our operations and capital requirements through equity funding and bank borrowing in past years. We have a $3.0 million credit facility with two banks which is secured by substantially all of our assets. We have borrowed under the facility from time to time on terms that vary for each borrowing. Under this facility, as of December 31, 2000, we have a bank guarantee in Israel, in favor of a lessor, totaling $0.2 million.

         Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations and other factors. Over the next two years, we expect to devote substantial capital resources to expand our sales and marketing channels, invest in research and development activities, and increase our professional services activities. We believe our working capital is sufficient for our present requirements.

         Please refer to Item 3.D and Item 10.E for certain information regarding the possible elimination of tax benefits in Israel.

C.       RESEARCH AND DEVELOPMENT

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

         Our research and development expenses were $5.0 million for the year ended December 31, 2000, $3.3 million for the year ended December 31, 1999 and $2.4 million for the year ended December 31, 1998. As of December 31, 1999, 49 professionals were engaged in research and development activities. As of December 31, 2000, 63 professionals were engaged in research and development activities.

D.       TREND INFORMATION

         We have recently experienced pressure from certain potential customers to lower our license and maintenance fees as a result of the customers' budgetary restraints, possibly due to the slowing economy. Our sales cycle generally continues to be at least six months from the date we contact a prospective customer, but could be longer if the economy worsens. We have no backlog of orders, as backlog is not a significant factor in our business.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth certain information regarding our executive officers and directors as of May 1, 2001:



  Name                                       Age                             Position
------------------------------------------  -----    ------------------------------------------------------
Gideon Hollander(1)(2)                       36      Chief Executive Officer and Director
Michael  J. Potts                            38      President
Robert C. Aldworth                           48      Chief Financial Officer
Peter M. Fausel                              40      President, Jacada Inc.
Roni Or                                      46      General Manager, Israeli Operations
Nimrod Gil-Ad                                35      Vice President, Research and Technology and Chief
                                                     Technology Officer
Tzvia Broida                                 32      Vice President, Finance
Christian Singer                             37      Managing Director, Jacada Deutschland GmbH
William P. Sawyer                            49      General Manager, Jacada (Europe) Limited
Michael Warner                               41      Director, Worldwide Channels, Jacada (Europe) Limited
Boaz Dotan(1) (3)                            58      Director
Yossie Hollander(1)                          43      Chairman of the Board and Director
Amnon Shoham(1)(2)(3)                        43      Director
Ohad Zuckerman(3)                            36      Director

--------------
(1)      Member of the Executive Committee
(2)      Member of the Compensation Committee
(3)      Member of the Audit Committee

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

         Michael J. Potts has been President of Jacada Ltd. since January 2001. Prior to his appointment as President, Mr. Potts served as President of Jacada, Inc. and President of World Wide Distribution since 1998. From July 1995 to May 1998, Mr. Potts was a Senior Vice President of Jacada, Inc. From September 1987 to April 1995, Mr. Potts held various sales and sales management positions with Dun & Bradstreet Software, a financial application software company, later acquired by Geac Computer Corporation Limited, until his resignation as Eastern Regional Manager. Mr. Potts holds an undergraduate degree in Marketing from the University of Georgia.

         Robert C. Aldworth has been the Chief Financial Officer of Jacada Ltd. since January 2001. From August 1999 to July 2000, he was Chief Financial Officer and Director of Real Estate.com, Inc., an internet service provider to real estate professionals, and from June 1997 to March 1999 he was Chief Financial Officer at Homestead Village Inc., a provider of extended stay lodging. From January 1996 to June 1997, he was Chief Operating Officer of LAT Sportswear Inc., a manufacturer and distributor of sporting apparel.

         Peter M. Fausel has been President of Jacada, Inc. since January 2001. During 2000, he was the senior vice president of sales and marketing at Ross Systems, Inc. From 1995 to 2000, Mr. Fausel held various positions at Invensys Software Systems, ultimately managing an $80 million business unit. From 1983 until 1995, he worked for ABB Group, holding positions in sales and general management.

         Roni Or has been our General Manager of Israeli Operations since January 2001. Mr. Or possesses 20 years of research and development experience in the software industry. From 1997 to 2000, he was the vice president of product development at Backweb Technologies Ltd. From 1995 to 1997, he was the Director of On-line Services at Aurec Ltd. From 1980 to 1995 he held various managerial positions at Scitex Ltd, including Director of Systems Division.

         Nimrod Gil-Ad was a co-founder of Jacada in 1990 and currently serves as our Vice President of Research and Technology and Chief Technology Officer. From 1988 to 1990, Mr. Gil-Ad worked at Algorithmic Research Limited, later acquired by Cylink, a world leader in the fields of cryptography, access control and communications security. From 1983 to 1988, Mr. Gil-Ad was part of an elite unit in the Israel Defense Forces where he specialized in systems programming and design. Mr. Gil-Ad directed the development of new software concepts including one of the first full client/server systems in 1985. Mr. Gil-Ad holds an undergraduate degree in Mathematics and Computer Science from the Tel-Aviv University, Israel.

         Tzvia Broida is the Vice President of Finance at Jacada Ltd., having served in this capacity since March 2000. Mrs. Broida has held various positions at Jacada since August 1995. From 1994 to 1995, Mrs. Broida worked as an accountant at the accounting firm of Yehuda Ehrlich & Partners. From 1992 to 1994, Mrs. Broida worked as an accountant at the accounting firm of Vexler, Kodenzick & Partners. Mrs. Broida holds a BA degree in Accounting and Economics from the Jerusalem University.

         Christian Singer has been Managing Director of Jacada Deutschland GmbH since February 2001. From April 2000 until he joined Jacada, Mr Singer worked as Business Unit Manager and Director Sales & Marketing for Geac Central Europe. From 1997 to 2000 he held various positions in Baan Company in Germany and the UK, where he successfully established the Baan Automotive Organisation. Between 1992 and 1997 Mr. Singer was employed at Zeuna Starker GmbH & Co KG, a German Tier 1 automotive supplier with operations on three continents. Mr. Singer holds a Business Degree from Augsburg University, Germany and an MBA from City University Business School in London, England.

         William P. Sawyer has been General Manager, Jacada (Europe) Limited since July 2000. From November 1996 until he joined Jacada, Mr. Sawyer worked for Sterling Software UK Limited in various managerial positions, serving most recently as Sales Director, International Business Intelligence Division. In 1996 he worked for Nexus Technology Limited as Sales Manager. From 1992 to 1995, Mr. Sawyer worked for Bix Building Limited as Director. From 1989 to 1992 he worked at SEMA Group as European Sales Manager, Dealing Room Systems. From 1985 to 1989, Mr. Sawyer worked at ICL Limited as Account Manager and previously held several positions as I.T. Manager, Programmer Project Manager, Operations Manager, Programmer and Computer Operator.


         Michael Warner has been Director, Worldwide Channels, Jacada (Europe) Limited since May 2000. From 1995 to June 2000, he held various sales management positions with Sterling Software UK Limited, later acquired by Computer Associates Inc. until his resignation as Regional Manager, Eastern Europe. From 1990 to 1995 he held various sales positions at McDonnell Douglas Information Systems Ltd., an international software provider.

         Boaz Dotan has been a director of Jacada since November 1995. Mr. Dotan was among the founders of Amdocs Ltd., the largest software vendor in Israel, specializing in billing and yellow pages software and services for telephone companies. Mr. Dotan joined Amdocs Ltd. in 1982 and held the position of President and Chief Executive Officer until 1995, at which time he was appointed Chairman of the Board of Directors, which position he held until 1998. Mr. Dotan holds a bachelor of science degree in Mathematics and Statistics from the Tel-Aviv University, Israel.

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

         Amnon Shoham has served as a director since January 1994. Mr. Shoham is the Managing Director of Cedar Advisors Ltd., a position he has held since 1997. Mr. Shoham is also a partner of Cedar Fund, a venture capital firm, investing in Israel-related, high technology companies, a position he has held since 2000. From 1993 to 1997, Mr. Shoham served as a Managing Partner of Star Ventures, a venture capital firm in Israel. Mr. Shoham serves on the board of directors of several private companies. Mr. Shoham holds a law degree from the Tel-Aviv University, Israel.

         Ohad Zuckerman has been a director of Jacada since December 2000. Mr. Zuckerman is the CEO and President of Zeraim Gedera Ltd., a position he has held since January 2000. From 1998 to January 2000, Mr. Zuckerman served as the Executive Vice-President of Zeraim Gedera and from 1990 to 1998 he served at the same company as the Marketing Manager. Mr. Zuckerman served as a member of the board of directors at Maximal Innovative Intelligence LTD. Mr. Zuckerman holds an Executive MBA, joint degree from J.L. Kellogg, Graduate School of Management, Northwestern University and Leon Recanati, Graduate School of Business Administration, of Tel Aviv University and a BSc. Agriculture of the Faculty of Agriculture, Hebrew University, Jerusalem.

B.       COMPENSATION

         The aggregate remuneration we paid for the year ended December 31, 2000 to all executive officers as a group (6 persons), was $793,910 in salaries, fees, commissions and bonuses. This amount includes $17,925 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

         Directors who are not executive officers do not receive compensation for their service on the board of directors or any board of directors committee. However, all non-management directors are entitled to be reimbursed for their expenses for each board of directors meeting attended. Directors also receive options to purchase our ordinary shares.

         As of December 31, 2000, options to purchase 1,644,604 ordinary shares granted to our directors and executive officers under our option plans were outstanding. The weighted average exercise price of these options was $2.93 per share. This amount includes options granted to former officers and directors who are no longer affiliated with us.

 C.      BOARD PRACTICE

ELECTION AND TERM OF DIRECTORS

         Directors are elected by an ordinary resolution at the annual general meeting of shareholders, and by a vote of the holders of a majority of the voting power represented at the meeting. Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power have the power to elect all of our directors.

         As of the date of filing of this form, we have authorized five directors. In accordance with the terms of our articles of association, the board of directors is divided into three classes, with the following terms of office:

         - Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2003;

         - Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2001; and

         - Class III directors, whose terms expire at the annual meeting of shareholders to be held in 2002.

         Our Class I director is Amnon Shoham, who was re-elected at our year 2000 annual meeting of shareholders to serve as director for a term of three years, until the annual meeting of shareholders to be held in 2003. Our Class II directors are Boaz Dotan and Ohad Zukerman. Our Class III directors are Gideon Hollander and Yossie Hollander.

         At each annual meeting of shareholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company.

         Directors may be removed at any time by the holders of 75% of the voting power at a general meeting of shareholders. Shareholders may, by a majority vote (Ordinary Resolution), elect a director to fill the vacancy. If the shareholders do not elect a director to fill such vacancy within 30 days after the removal of the incumbent director, the board of directors may also elect a director to fill such vacancy. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and qualified.

ALTERNATE DIRECTORS

         Our articles of association provide that a director may appoint, by written notice to us, any individual, whether or not the person is then a member of the board of directors, to serve as an alternate director. The appointment of an alternate director is subject to the consent of the board of directors if the appointee is not then a member of the board of directors. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate, unless otherwise specifically provided for in the appointment of such alternate. The alternate director may not act at any meeting at which the director appointing him or her is present. The alternate director may act as an alternate for several directors and have the corresponding number of votes. Unless the time period or scope of any appointment is limited by the appointing director, the appointment is effective for all purposes and for a period of time concurrent with the term of the appointing director. Currently, no alternate directors have been appointed.

AUDIT COMMITTEE

         We are currently subject to the provisions of the new Israeli Companies Law which became effective on February 1, 2000 and which replaced the old Companies Ordinance. Under the Companies Law, an audit committee is required to be appointed by the board of directors. The audit committee must consist of at least three members, and include our external directors. Neither the Chairman of the board of directors, directors employed by us or granting services to us on a permanent basis, nor any controlling shareholder or any relative of a controlling shareholder may serve on the audit committee.

         The responsibilities of the audit committee include identifying irregularities in the management of our business and approving related-party transactions as required by law.

         Pursuant to the listing requirements of the Nasdaq National Market, we are required to have at least two independent directors on our board of directors and to establish an audit committee, at least a majority of whose members are independent of management. We have appointed such audit committee.

         The current members of the audit committee are: Boaz Dotan, Amnon Shoham and Ohad Zukerman.

         In addition, the new Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. We have appointed Mr. Eyal Weizman from Fahn Kanne Management Services to serve as our internal auditor.

EXTERNAL DIRECTORS

         Under the new Israeli Companies Law, Israeli companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel are treated as public companies. Under this law, a public company, like ours, is required to appoint two external directors. This law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or this controlling entity. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. External directors are elected at a shareholders meeting, provided that either the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of such election or the total number of shares voted against the election does not exceed one percent of the aggregate voting rights in the company. External directors do not have powers or authority that are different from those granted to all other directors. An external director is appointed for a term of three years.

         A person may not serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an external director. Any committee of the board of directors must include at least one external director. An external director is only entitled to compensation as provided in regulations to be adopted under the new law. Amnon Shoham and Ohad Zuckerman are currently serving as our external directors.

D.       EMPLOYEES

         As of December 31, 2000, we had 94 employees in Israel, 126 in the United States, 1 in Canada and 8 in Europe. Of our 229 employees, 63 were engaged in research and development, 74 in sales, marketing and business development, 54 in professional services and technical support and 38 in finance, administration and operations.

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

E.       SHARE OWNERSHIP

         Not applicable.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table sets forth, to the best of our knowledge, as of March 31, 2001, those shareholders that own 5% or more of our capital stock.

                NAME OF BENEFICIAL OWNER (1)                NUMBER OF SHARES OWNED      PERCENTAGE
--------------------------------------------------------    ----------------------      ----------
The Goldman Sachs Group, Inc.(1)                                  1,822,625                9.89%
Star Ventures Group (2)                                           1,702,814                9.24%
Gideon Hollander  (3)                                             1,189,988                6.46%
Yossie Hollander (4)                                                800,280                4.34%


 (1) Based on a Schedule 13G/A filed with the Commission on February 13, 2001, this amount represents 1,822,625 ordinary shares owned by certain investment partnerships, of which affiliates of The Goldman Sachs Group, Inc. ("GS Group") are the general partner, managing general partner or investment manager, including (a) 1,117,763 ordinary shares held by GS Capital Partners II, L.P.; (b) 444,368 ordinary shares held by GS Capital Partners II Offshore, L.P.; (c) 41,227 ordinary shares held by Goldman Sachs & Co. Verwaltungs GmbH; (d) 119,925 ordinary shares held by Stone Street Fund 1997, L.P.; (e) 58,230 ordinary shares held by Bridge Street Fund 1997, L.P; and (f) 41,112 ordinary shares held by other entities. GS Group disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than GS Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. We make no representation as to the accuracy or completeness of the information reported. The address of GS Group is 85 Broad Street, New York, NY 10004.

(2) Based on a Schedule 13G/A filed with the Commission dated January 15, 2001, this amount represents 1,038,278 ordinary shares held by SVM Star Venture Capital Management Ltd. (Star Israel) and 647,242 ordinary shares held by Star Ventures Management GmbH no. 3 (Star Germany). We make no representation as to the accuracy or completeness of the information reported. The address of Star Ventures Group is Possartstrasse 9, D-81679, Munich, Germany.

(3) Based on a Schedule 13G filed with Commission on February 13, 2001. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 400 Perimeter Center Terrace, Suite 195, Atlanta, Georgia 30346.

(4) Does not include 302,670 ordinary shares held by Dana Hollander (Yossie Hollander's wife). Mr. Hollander disclaims any beneficial ownership in these shares. The address of Mr. Hollander is 11 Galgalei Haplada Street, Herzliya, 46722, Israel.

         H&Q Client Server Investment Management L.L.C., which held 1,112,655 shares of stock, or 6.39% of the shares then outstanding on December 31, 1999, no longer hold more than five percent (5%) of our outstanding shares as reflected in the Schedule 13G/A filed by this shareholder on February 13, 2001.

         As of May 5, 2001, there were 2,437 record holders of Jacada shares in the United States, which represented 45% of the outstanding shares as of such date.

B.       RELATED PARTY TRANSACTIONS

         A loan in the amount of $60,000 was made in November 2000 to Tzvia Broida, who is our Vice President of Finance. The loan, which bears interest in accordance with Israeli law at the rate of 4% per annum, is evidenced by a promissory note. The loan is repayable in monthly installments of 2,000 NIS (about $500) beginning in November 2001. The amount outstanding on such loan on March 31, 2001 was $ 59,334.

C.       INTERESTS OF EXPERT AND COUNSEL

         Not applicable.

ITEM 8:  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

SEE ITEM 18 FOR AUDITED CONSOLIDATED FINANCIAL STATEMENTS.

EXPORT SALES

         The Company generated approximately 93% of its revenues in North America and approximately 7% in Europe during the period beginning January 1, 2000 and ending December 31, 2000.

LEGAL PROCEEDINGS

         We are, from time to time, a party to legal proceedings incident to our business. For example, on August 31, 1999, a former distributor filed a complaint with the American Arbitration Association against one of our subsidiaries. The arbitration complaint alleges, among other things, that our subsidiary breached its agreement with the former distributor by directly selling to a customer products which the distributor had an exclusive right to sell to the customer, and that the distributor is entitled to damages of $3.5 million. The arbitration was held in November 2000 and a decision by the arbitrators was entered on April 3, 2001. The arbitrators awarded the distributor a net amount of $542,000 and 50% of the amounts of any revenue actually received from the customer in question in the future. Our management believes that our subsidiary did not breach its agreement with the distributor and that no damages were caused to the distributor. Moreover, the agreement with the distributor sets a limit on the subsidiary's liability under the agreement, which the arbitrators disregarded. We have appealed the arbitrators' decision.

         On March 31, 2000, Jacada, Inc., one of our subsidiaries, received a demand for indemnification from counsel for one of its licensees, the Crawford Group Inc. ("Crawford"). Crawford has advised Jacada, Inc. that Crawford had been named as a defendant in a lawsuit in which the plaintiff alleged that Crawford is using software which infringes on certain patents held by him. The plaintiff's complaint seeks unspecified royalties and treble damages from Crawford. Crawford stated that it is entitled to indemnification for this claim from Jacada, Inc. pursuant to a Software License Agreement dated June 9, 1999. Although not expressly stated in Crawford's demand, the implication of this demand is that the software Crawford licensed from Jacada, Inc. is the subject of the plaintiff's lawsuit. However, the plaintiff's Complaint does not specifically reference any Jacada, Inc. software product and Jacada, Inc. has been unable to determine from the descriptions contained in the complaint whether its software is at issue. Moreover, Jacada, Inc. has not received any notification or demand directly from the plaintiff in connection with his asserted patents. No specific dollar amounts have been demanded by Crawford, and no further action has been taken by it.

         We do not believe that any other legal proceeding to which we have been or currently are a party has had, or is likely to have, a material impact upon us.

DIVIDEND POLICY

         We have no current intention of paying dividends.

B.       SIGNIFICANT CHANGES

         There have been no significant changes since the date of our financial statements filed with Form 20-F for the year 1999.

ITEM 9:  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

SHARE HISTORY

         Our ordinary shares are quoted on the NASDAQ National Market under the symbol "JCDA."

         The following table shows the high and low market prices of our ordinary shares in the indicated years. Trading in our shares commenced on October 14, 1999.

         Year                       Period                             High             Low
         ----                       ------                             ----             ---
         1999                       10/14/99 - 12/31/99                $37.375          $8.000
         2000                       010/1/00 - 12/31/00                 33.375           4.375

         The following table shows the high and low market prices for our ordinary shares for each financial quarter since trading commenced.



         Period                                                          High             Low
         ------                                                          ----             ---
         10/14/99 - 12/31/99                                           $37.375          $ 8.000
         01/01/00 - 03/31/00                                            33.375           14.625
         04/01/00 - 06/30/00                                            17.000            7.625
         07/01/00 - 09/30/00                                            13.500            8.625
         10/01/00 - 12/31/00                                             8.625            4.375
         01/01/01 - 03/31/01                                             6.250            4.375


         The following table shows the high and low market prices for our ordinary shares for the most recent six months.

         Month                                                           High              Low
         -----                                                           ----              ---
         April 2001                                                    $ 5.200           $3.688
         March 2001                                                      5.281            4.375
         February 2001                                                   5.781            5.000
         January 2001                                                    6.250            4.625
         December 2000                                                   5.438            4.375
         November 2000                                                   6.938            4.500

B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

         Our ordinary shares are quoted on the NASDAQ National Market under the symbol "JCDA."

D.       SELLING SHAREHOLDERS

         Not applicable.

E.       DILUTION

         Not applicable.

F.       EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10: ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         For this information, see Item 19, Exhibits 1.1 and 1.2 which have been incorporated by reference as part of this Annual Report from our Registration Statement on Form F-1, File No. 333-10882.

C.       MATERIAL CONTRACTS

                  In May 2000, we acquired an irrevocable, paid-up, perpetual, non-exclusive worldwide license to certain technology owned by Cortlandt Reade Technical Corporation ("CRTR"). In accordance with the terms and conditions of the license agreement, CRTR has provided and will continue to provide consulting and development services to integrate the technology into Jacada's software products. The purchase price for the license and for the consulting and development services was $1.5 million, $1.2 million of which has been paid as of the date of filing this form ($700,000 of which was paid in April 2001). Jacada will pay CRTR the remaining balance of $300,000 three months after the date that the Jacada software product which incorporates the licensed technology is accepted by Jacada. Other than the foregoing, we have entered into no material contracts outside of the ordinary course of business for the two year period ending March 31, 2001.

D.       EXCHANGE CONTROLS

         In 1998, the Israeli currency control regulations were liberalized significantly, so that Israeli residents generally may freely deal in foreign currency and foreign assets, and non-residents may freely deal in Israeli currency and Israeli assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares provided that all taxes were paid or withheld; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

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

E.       TAXATION

INFORMATION REGARDING TAXES TO WHICH U.S HOLDERS MAY BE SUBJECT.

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

OTHER BENEFITS

         An Approved Enterprise is also entitled to the following two other incentives from the Israeli Government regardless of whether the Alternative Benefits Program is elected:

         - loans to Approved Enterprises, approved prior to January 1, 1997, which also qualify as Industrial Companies, from banks and other financial institutions, of up to 70% of approved project expenditures, of which 75% or in certain cases 85%, are State-guaranteed; and

         - accelerated depreciation on property and equipment, generally ranging from 200% with respect to equipment to 400% with respect to buildings of the ordinary depreciation rates during the first five tax years of the operation of these assets, subject to a ceiling of 20% per year with respect to depreciation on buildings.

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

         Israeli law imposes a capital gains tax on the sale of securities and other capital assets. Under current law, however, sales of our ordinary shares covered by this Annual Report are exempt from Israeli capital gains tax for so long as:

         - the shares are quoted on Nasdaq or listed on a stock exchange recognized by the Israeli Ministry of Finance,

         - we continue to qualify as an Industrial Company or Industrial Holding Company, and

         -        the shares are not held for business purposes.

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

F.       DIVIDENDS AND PAYING AGENTS

         Not applicable.

G.       STATEMENT BY EXPERTS

         Not applicable.

H.       DOCUMENTS ON DISPLAY

         We are currently subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and file periodic reports and other information with the Securities and Exchange Commission through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this Annual Report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and the Commission's regional offices located in New York, New York and Chicago, Illinois. Copies of all or any part of the registration statement or other filings may be obtained from these offices after payment of fees required by the Commission. Please call the Commission at 1-800-SEC-0330 for further information. The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed.

         As a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to our shareholders. In addition, we, our directors, and our officers are also exempt from the shortswing profit recovery and disclosure regime of Section 16 of the Exchange Act.

I.       SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         We do not use derivative financial instruments for trading purposes and, as of year end, we had no derivative financial instruments of any kind outstanding. Accordingly, we have concluded that there is no material market risk exposure of the type contemplated by Item 11, and that no quantitative tabular disclosures are required. We are exposed to certain other types of market risks, as further described below.

         We develop products in Israel and sell them in North America and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in dollars, an increase in the value of the dollar could make our products less competitive in foreign markets. The foreign currency exchange rate effects for the year ended December 31, 2000, 1999, and 1998 were immaterial. Our interest expense is sensitive to changes in LIBOR. Due to the nature and levels of our borrowings, we have concluded that there is no material market risk exposure.

         We invest in U.S. Treasury notes, investment grade U.S. corporate bonds and dollar deposits with banks. Since these investments typically carry fixed interest rates and since our policy and practice is to hold these investments to maturity, financial income over the holding period is not sensitive to changes in interest rates.

         As of December 31, 2000, we had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         There have been no changes in the rights of holders of any of our registered securities.

         The effective date of the registration statement (No. 333-10882) for our initial public offering of our ordinary shares, NIS 0.01 par value, was October 14, 1999. The offering commenced on October 20, 1999, and terminated after the sale of all the securities registered. The managing underwriter of the offering was Lehman Brothers. We registered 5,175,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriters' over-allotment option. We sold 5,175,000 ordinary shares at an aggregate offering price of $56,925,000 ($11.00 per share). Under the terms of the offering, we incurred underwriting discounts of $3,984,750. We also incurred expenses of $2,769,250 million in connection with the offering. None of the amounts was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owing ten percent or more of any class of our equity securities, or to any of our affiliates.

         The net proceeds that we received as a result of the offering were $50,568,390. As of December 31, 2000, the net proceeds have been used to invest in a variety of financial instruments and for general corporate purposes. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 17: FINANCIAL STATEMENTS

         See Item 18.

ITEM 18: FINANCIAL STATEMENTS

                                   JACADA LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2000


                                 IN U.S. DOLLARS




                                      INDEX




                                                                                                          PAGE
                                                                                                   --------------------

REPORT OF INDEPENDENT AUDITORS                                                                             F-2

CONSOLIDATED BALANCE SHEETS                                                                              F-3-F4

CONSOLIDATED STATEMENTS OF OPERATIONS                                                                      F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                                                              F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                      F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                                              F-8-F-26

[ERNST & YOUNG LOGO}

                                            Kost Forer &
                                            Gabbay                 Phone: 972-3-
                                            3 Aminadav St.         6232525
                                            Tel-Aviv               Fax: 972-3-
                                            67067, Israel          5622555








                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                                   JACADA LTD.


           We have audited the accompanying consolidated balance sheets of Jacada Ltd. (the "Company") and its subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 1999 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles in the United States.





                                               /s/ Kost Forer & Gabbay
Tel-Aviv, Israel                                 KOST FORER & GABBAY
January 29, 2001                      A Member of Ernst and Young International

                                                                     JACADA LTD.
CONSOLIDATED BALANCE SHEETS

U.S. DOLLARS IN THOUSANDS

                                                                                             DECEMBER 31,
                                                                                     --------------------------
                                                                                       2000              1999
                                                                                     --------          --------
  ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                            $  9,360          $  5,141
Short-term bank deposits                                                                5,309                56
Marketable securities                                                                  32,154            50,519
Trade receivables (net of allowance for doubtful accounts of $204
  as of December 31, 2000 and $40 as of December 31, 1999)                              6,403             3,760
Other current assets                                                                      485               261
                                                                                     --------          --------

Total current assets                                                                   53,711            59,737
                                                                                     --------          --------

LONG-TERM OTHER ASSETS                                                                    369               128
                                                                                     --------          --------

LONG-TERM INVESTMENTS:
Marketable securities                                                                   5,644                --
Severance pay fund                                                                        548               430
                                                                                     --------          --------

Total long-term investments                                                             6,192               430
                                                                                     --------          --------

PROPERTY AND EQUIPMENT, NET                                                             3,151             2,140
                                                                                     --------          --------

OTHER ASSETS (net of accumulated amortization of $126 as of
  December 31, 2000)                                                                    1,374                --
                                                                                     --------          --------

                                                                                     $ 64,797          $ 62,435
                                                                                     ========          ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

CONSOLIDATED BALANCE SHEETS

U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                             DECEMBER 31,
                                                                                     -----------------------------
                                                                                        2000               1999
                                                                                     ---------           ---------
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt                                                  $      12           $     194
  Trade payables                                                                         2,105               1,443
  Deferred revenues                                                                      1,046               3,024
  Accrued expenses and other liabilities                                                 3,808               1,761
                                                                                     ---------           ---------

Total current liabilities                                                                6,971               6,422
                                                                                     ---------           ---------

LONG-TERM LIABILITIES:
  Accrued severance pay                                                                  1,036                 677
  Long-term debt, net of current portion                                                    --                 186
  Other long-term payable                                                                  144                 296
                                                                                     ---------           ---------

Total long-term liabilities                                                              1,180               1,159
                                                                                     ---------           ---------

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value:
    Authorized: 30,000,000 shares as of December 31, 2000 and as of December 31, 1999; Issued and outstanding: 18,428,531
    shares as of December 31, 2000 and 17,610,893 shares as of
    December 31, 1999                                                                       54                  52
Additional paid-in capital                                                              67,843              66,941
Deferred stock compensation                                                               (161)               (272)
Accumulated deficit                                                                    (11,090)            (11,867)
                                                                                     ---------           ---------

Total shareholders' equity                                                              56,646              54,854
                                                                                     ---------           ---------

                                                                                     $  64,797           $  62,435
                                                                                     =========           =========

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                    -------------------------------------------
                                                       2000             1999              1998
                                                    ---------        ---------        ---------
Revenues:
  Software licenses                                 $  15,506        $   8,831        $   6,469
  Services and maintenance                              9,610            5,768            3,019
                                                    ---------        ---------        ---------

Total revenues                                         25,116           14,599            9,488
                                                    ---------        ---------        ---------

Cost of revenues:
  Software licenses                                       725              639              342
  Services and maintenance                              5,210            2,740            2,558
                                                    ---------        ---------        ---------

Total cost of revenues                                  5,935            3,379            2,900
                                                    ---------        ---------        ---------

Gross profit                                           19,181           11,220            6,588
                                                    ---------        ---------        ---------

Operating expenses:
  Research and development                              4,979            3,267            3,054
  Less - royalty-bearing grants                            --               --              614
                                                    ---------        ---------        ---------

  Research and development, net                         4,979            3,267            2,440
                                                    ---------        ---------        ---------

  Selling and marketing                                12,873            6,529            5,411
  General and administrative                            3,624            1,960            1,637
                                                    ---------        ---------        ---------

Total operating expenses                               21,476           11,756            9,488
                                                    ---------        ---------        ---------

Operating loss                                         (2,295)            (536)          (2,900)
Financial expenses                                       (130)            (206)            (216)
Financial income                                        3,213              770              197
Other expenses, net                                        (1)             (34)              (1)
                                                    ---------        ---------        ---------

Income (loss) before taxes on income                      787               (6)          (2,920)
Taxes on income                                            10               --               --
                                                    ---------        ---------        ---------

Net income (loss)                                   $     777        $      (6)       $  (2,920)
                                                    =========        =========        =========


Basic net earnings (loss) per share                 $    0.04        $   *) --        $   (0.81)
                                                    =========        =========        =========

Diluted net earnings (loss) per share               $    0.04        $  *)  --        $   (0.81)
                                                    =========        =========        =========

*) Represents an amount lower than $ 0.01.

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                          CONVERTIBLE
                                           PREFERRED                                                                       TOTAL
                                             SHARES              ORDINARY SHARES     ADDITIONAL   DEFERRED                 SHARE-
                                       -------------------     --------------------   PAID-IN    STOCK COM-  ACCUMULATED   HOLDERS'
                                         SHARES     AMOUNT       SHARES      AMOUNT    CAPITAL   PENSATION      DEFICIT    EQUITY
                                       ----------   ------     -----------   ------  ----------- ----------  ------------ ---------
Balance as of  January 1, 1998          7,454,422     $ 24       3,612,893     $12    $ 10,971     $  --     $ (8,941)    $  2,066
Issuance of Preferred "D"
shares, net                               953,213        2              --      --       3,781        --           --        3,783
Exercise of stock options, net                 --       --           9,000     *)-          10        --           --           10
Deferred stock compensation                    --       --              --      --         125      (125)          --           --
Net loss                                       --       --              --      --          --        --       (2,920)      (2,920)
                                       ----------     ----     -----------     ---    --------     -----     --------     --------

Balance as of December 31, 1998         8,407,635       26       3,621,893      12      14,887      (125)     (11,861)       2,939
Issuance of Preferred "C"
shares, net                               389,490        2              --      --       1,237        --           --        1,239
Conversion of Ordinary shares into
Preferred shares                           31,155      *)-         (31,155)    *)-          --        --           --           --
Conversion of Preferred shares into
Ordinary shares                        (8,828,280)     (28)      8,828,280      28          --        --           --           --
Issuance of Ordinary shares, net               --       --       5,175,000      12      50,556        --           --       50,568
Exercise of stock options, net                 --       --          16,875     *)-          19        --           --           19
Deferred stock compensation                    --       --              --      --         242      (242)          --           --
Amortization of deferred stock
compensation                                   --       --              --      --          --        95           --           95
Net loss                                       --       --              --      --          --        --           (6)          (6)
                                       ----------     ----     -----------     ---    --------     -----     --------     --------

Balance as of December 31, 1999                --       --      17,610,893      52      66,941      (272)     (11,867)      54,854
Exercise of stock options, net                 --       --         817,638       2         958        --           --          960
Cancellation of stock compensation             --       --              --      --         (56)       56           --           --
Amortization of deferred stock
compensation                                   --       --              --      --          --        55           --           55
Net income                                     --       --              --      --          --        --          777          777
                                       ----------     ----     -----------     ---    --------     -----     --------     --------

Balance as of December 31, 2000                --     $ --      18,428,531     $54    $ 67,843     $(161)    $(11,090)    $ 56,646
                                       ==========     ====     ===========     ===    ========     =====     ========     ========

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. DOLLARS IN THOUSANDS

                                                                          YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------
                                                                 2000              1999               1998
                                                              ----------        ----------        ----------
Cash flows from operating activities:
Net income (loss)                                             $      777        $       (6)       $   (2,920)
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
   Depreciation and amortization                                     987               724               525
   Amortization of deferred stock compensation                        55                95                --
   Accrued interest on short-term bank deposits                      (92)               --                --
   Accrued interest and amortization of premium
     on marketable securities                                       (490)             (222)               --
   Accrued interest on long-term other assets                        (20)               --                --
   Increase in accrued severance pay, net                            241                85                20
   Capital loss on sale of property and equipment, net                 1                34                 1
   Increase in trade receivables                                  (2,643)             (794)           (1,121)
   Decrease (increase) in other current assets                      (296)              (90)              269
   Increase (decrease) in trade payables                             340             1,006               (80)
   Increase (decrease) in deferred revenues                       (1,978)           (1,128)            1,014
   Increase in accrued expenses and other liabilities              1,047               899                33
                                                              ----------        ----------        ----------

Net cash provided by (used in) operating activities               (2,071)              603            (2,259)
                                                              ----------        ----------        ----------
Cash flows from investing activities:
Investment in short-term bank deposits, net                       (5,161)              (56)               --
Investment in held to maturity marketable securities             (89,301)          (50,297)               --
Redemption of held to maturity marketable securities             102,512                --                --
Purchase of property and equipment                                (1,717)           (1,048)             (884)
Purchase of other assets                                            (500)               --                --
Proceeds from sales of property and equipment                         14                41                 2
Investment in long-term other assets                                (175)               --                --
Other                                                                 26                19              (100)
                                                              ----------        ----------        ----------
Net cash provided by (used in) investing activities                5,698           (51,341)             (982)
                                                              ----------        ----------        ----------

Cash flows from financing activities:
Proceeds from issuance of shares, net                                960            52,122             3,793
Payment of principal of long-term debt                              (368)             (202)             (163)
Proceeds from long-term debt                                          --               368               158
Short-term bank debt, net                                             --            (2,022)            2,022
                                                              ----------        ----------        ----------
Net cash provided by financing activities                            592            50,266             5,810
                                                              ----------        ----------        ----------
Increase (decrease) in cash and cash equivalents                   4,219              (472)            2,569
Cash and cash equivalents at the beginning of the year             5,141             5,613             3,044
                                                              ----------        ----------        ----------
Cash and cash equivalents at the end of the year              $    9,360        $    5,141        $    5,613
                                                              ==========        ==========        ==========

Supplemental disclosure of cash flows activities:
a.   Cash paid during the year for:
     Interest                                                 $       20        $      118        $       72
                                                              ==========        ==========        ==========
b.   Non-cash activities:
     Other long-term payable                                  $       --        $      296        $       --
                                                              ==========        ==========        ==========
     Purchase of property and equipment                       $      170        $       --        $       --
                                                              ==========        ==========        ==========
     Purchase of other assets                                 $    1,000        $       --        $       --
                                                              ==========        ==========        ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

NOTE 1:- GENERAL

         a. Jacada Ltd. (the "Company") was incorporated, under the laws of Israel, in December 1990.

         b. Jacada Ltd. and its wholly-owned subsidiaries - Jacada (Europe) Limited (the U.K. subsidiary), Jacada Inc. (the U.S. subsidiary) and its subsidiary Jacada Canada - develop and market software that enables businesses to utilize their existing host-centric software applications to conduct business over the Internet. The Company generates revenues principally from licensing its Jacada software products and, to a lesser extent, from services such as maintenance and support, consulting and training.

                  The majority of the Company's sales are made in North America and Europe. As for major customers, see Note 12.

         c. During the year 2000, Jacada Inc. established a wholly-owned marketing subsidiary in Canada.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

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

         b.       Financial statements in U.S. Dollars:

                  A majority of the revenues of Jacada Ltd. and its subsidiaries is generated in United States dollars ("dollars"). The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

                  Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standard Board ("FASB"), "Foreign Currency Translation". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

                                                                     JACADA LTD.

                  Foreign currency translation differences expenses amounted to approximately $ 73, $ 94 and $ 104 for the years ended December 31, 2000, 1999 and 1998, respectively.

         c.       Principles of consolidation:

                  The consolidated financial statements include the accounts of Jacada Ltd. and its wholly-owned subsidiaries. Intercompany transactions and balances were eliminated upon consolidation.

         d.       Cash equivalents:

                  Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

         e.       Short-term bank deposits:

                  Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. The short-term deposits are presented at cost, including accrued interest.

         f.       Marketable securities:

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

         g.       Property and equipment:

                  Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                     JACADA LTD.

                                                                                         %
                                                                               --------------------------
                  Computers and peripheral equipment                                     20 - 33
                  Office furniture and equipment                                          6 - 10
                  Motor vehicles                                                              15
                  Leasehold improvements                                       Over the term of the lease

                  The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets, in accordance with SFAS No. 121 "Accounting or the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". As of December 31, 2000, no impairment losses have been identified.

         h.       Acquired other assets:

                  During 2000, the Company purchased and capitalized technology rights at the amount of $ 1,500.

                  Technology rights are amortized using the straight line method over the estimated economic life of the technology rights, which is four years. (see also Note 5).

                  The net realizable value of the technology rights is periodically reviewed by management, based on the estimated future gross revenues from the technology rights reduced by the estimated future costs completing and disposing of the technology rights. If this review indicates that the unamortized capitalized costs exceed the net realizable value of the technology rights than that amount should be reduced. As of December 31, 2000, no amount was reduced.

         i.       Research and development costs:

                  Statement of Financial Accounting Standards (SFAS) No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the products ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

         j.       Income taxes:

                  The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This statement

                                                                     JACADA LTD.

                  prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

         k.       Revenue recognition:

                  The Company and its subsidiaries have adopted Statement of Position (SOP) 97-2, "Software Revenue Recognition", as amended. SOP 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company and its subsidiaries have also adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions", for all transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "residual method" when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

                  In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), as amended in June 2000, which summarizes the staffs views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company and its subsidiaries adopted SAB 101 during the fourth quarter of 2000. The adoption did not have a significant effect on the consolidated results of operations or financial position.

                           To date, the Company and its subsidiaries have
                  derived its revenues from license fees for its products, maintenance and support and rendering of services including consulting and training. The Company and its subsidiaries sell its products primarily through its direct sales force and indirectly through resellers, both of whom are considered end users. The Company and its subsidiaries are also entitled to royalties from some distributors upon the sublicensing of the software to end users. Royalties due from these transactions are recognized when such royalties are reported to the Company upon the sublicensing of the software by the distributors.

                           Revenue from license fees is recognized when
                  persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company does not grant a right of return to its customers. The Company and its subsidiaries consider all arrangements with payment terms extending beyond one year not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

                                                                     JACADA LTD.

                  Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement, in accordance with the "residual method" prescribed by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions". The Company's VSOE used to allocate the sales price to services, support and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

                  Revenue recognized under the percentage of completion method amounted to approximately $ 0, $ 158 and $ 550 for the years ended December 31, 2000, 1999 and 1998, respectively.

                  Deferred revenue includes amounts received from customers for which revenue has not been recognized.

         l.       Accounting for stock-based compensation:

                  The Company and its subsidiaries have elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), are provided in Note 9.

                  The Company and its subsidiaries apply SFAS 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

         m.       Royalty-bearing grants:

                  Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company and its subsidiaries are entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs.

                                                                     JACADA LTD.

         n.       Advertising costs:

                  Advertising costs are charged to expense, as incurred. Advertising expenses were $ 329, $ 159 and $ 142 for the years ended December 31, 2000, 1999 and 1998, respectively.

         o.       Severance pay:

                  The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the company's balance sheet.

                  The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

                  Severance pay expenses for the years ended December 31, 2000, 1999, and 1998, were $ 502 and $ 332 and $ 241, respectively.

         p.       Fair value of financial instruments:

                  The following methods and assumptions were used by the Company and its subsidiaries in estimating its fair value disclosures for financial instruments:

                  The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair values due to the short-term maturity of such instruments.

                  The fair value for held to maturity marketable securities are based on the quoted market price.

                  The carrying amounts of the Company's long-term borrowing arrangements approximate their fair values. The fair values were estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

         q.       Basic and diluted net earnings (loss) per share:

                  Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earning per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, "Earnings Per Share".

                                                                     JACADA LTD.

                  All convertible Preferred shares and outstanding stock options have been excluded from the calculation of the diluted net loss per Ordinary share because all such of these securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding convertible Preferred share and options excluded from the calculations of diluted net loss per share were 2,604,384 and 10,707,069 for the years ended December 31, 1999 and 1998, respectively.

         r.       Concentrations of credit risk:

                  Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term bank deposits and trade receivables. Cash and cash equivalents are deposited in U.S. dollars, European currencies and New Israeli Shekels with major banks in United States, England and Israel. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that had the Company's and its subsidiaries investments are financial sound, and accordingly, minimal credit risk exist.

                  The Company's marketable securities include investments in debentures of the U.S. government and corporations. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

                  The Company and its subsidiaries trade receivables are mainly derived from sales to customers in the North America and Europe. The Company and its subsidiaries perform ongoing credit evaluations of its customers and, to date, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection.

                  Write-offs of uncollectible accounts in the years ended December 2000, 1999 and 1998 were $0, $9, and $20, respectively.

                  The Company and its subsidiaries have no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

         s.       Impact of recently issued accounting standards:

                  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, the adoption of the new Statement has no effect on earnings or the financial position of the Company.

                                                                     JACADA LTD.

NOTE 3:- MARKETABLE SECURITIES

                                          AMORTIZED COST                GROSS UNREALIZED        ESTIMATED FAIR VALUE
                                                                             LOSSES
                                      ---------------------------------------------------------------------------------
                                        2000           1999          2000          1999           2000           1999
                                      -------        -------        ------        -------        -------        -------
U.S. government securities            $32,280        $50,519        $  431        $ 1,090        $31,849        $49,429
U.S. corporate securities               5,518             --           200             --          5,318             --
                                      -------        -------        ------        -------        -------        -------

                                      $37,798        $50,519        $  631        $ 1,090        $37,167        $49,429
                                      =======        =======        ======        =======        =======        =======

                  The scheduled maturities of held-to-maturities as of December 31, 2000 and 1999, are as follows:

                                            2000                               1999
                                  ------------------------------------------------------------
                                  AMORTIZED        ESTIMATED        AMORTIZED        ESTIMATED
                                    COST          FAIR VALUE           COST         FAIR VALUE
                                  ---------       ----------        ----------      ----------
Held to maturity:
Matures in one year                $32,154          $31,457          $50,519          $49,429
Matures after one year
   through three years               5,644            5,710               --               --
                                   -------          -------          -------          -------

                                   $37,798          $37,167          $50,519          $49,429
                                   =======          =======          =======          =======

The Company did not realize any gains or losses on redemption of held to maturity securities in 2000 and 1999.

NOTE 4:- PROPERTY AND EQUIPMENT, NET

                                                              DECEMBER 31,
                                                       ------------------------
                                                        2000              1999
                                                       -------          -------
Cost:
  Leasehold improvements                               $   459          $   256
  Computers and peripheral equipment                     3,188            2,266
  Office furniture and equipment                           824              554
  Motor vehicles                                         1,230              771
                                                       -------          -------

                                                         5,701            3,847
Accumulated depreciation                                 2,550            1,707
                                                       -------          -------

Depreciated cost                                       $ 3,151          $ 2,140
                                                       =======          =======

         Depreciation expenses for the years ended December 31, 2000, 1999 and 1998 were $ 861, $ 724 and $ 525, respectively.

                                                                     JACADA LTD.

         As for charges, see Note 8.

NOTE 5:- OTHER ASSETS, NET

                                              DECEMBER 31,
                                        ----------------------
                                         2000            1999
                                        ------          ------
Original amounts:
  Acquired technology rights            $1,500          $   --
Accumulated amortization:
  Acquired technology rights               126              --
                                        ------          ------

Amortized cost                          $1,374          $   --
                                        ======          ======

         Amortization expenses for the year ended December 31, 2000 was $ 126.

NOTE 6:- ACCRUED EXPENSES AND OTHER LIABILITIES

                                               DECEMBER 31,
                                        ----------------------
                                         2000            1999
                                        ------          ------
Employees and payroll accruals          $2,228          $1,020
Accrued expenses                           251             427
Technology rights                        1,000              --
Other liabilities                          329             314
                                        ------          ------

                                        $3,808          $1,761
                                        ======          ======

NOTE 7:- LONG-TERM DEBT

                                                                                        DECEMBER 31,
                                           LINKED           INTEREST              ---------------------------
                                             TO               RATE                2000                  1999
                                           ------           --------              ----                 ------
   Long-term debt from
   financial institutions and
   others                                U.S. Dollars          7.125               $12                  $380
                                                                                   ===                  ====
              Aggregate maturities of long-term debt:

   First year (current portion)                                                    $12                  $194
                                                                                   ---                  ----

   Second year                                                                      --                   143
   Third year                                                                       --                    43
                                                                                   ---                  ----

                                                                                    --                   186
                                                                                   ---                  ----

                                                                                   $12                  $380
                                                                                   ===                  ====

                                                                     JACADA LTD.

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES

         a.       Royalties:

                  The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2000, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "OCS") aggregating to $ 1,976 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-4% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollars.

                  Through December 31, 2000, the Company has paid or accrued royalties to the OCS in the amount of $ 1,665. As of December 31, 2000, the aggregate contingent liability to the OCS amounted to $554.

         b.       Lease commitments:

                  The Company and its subsidiaries facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2005. Future minimum rental payments under non-cancelable operating leases are as follows:

                                              YEAR ENDED
                                              DECEMBER 31
                                              -----------
                            2001                $1,249
                            2002                   770
                            2003                    63
                            2004                    46
                            2005                    41
                                                ------
                                                $2,169
                                                ======

                  Total rent expenses for the years ended December 31, 2000, 1999 and 1998 were approximately $ 902, $ 513 and $ 557 respectively.

         c.       Guarantees:

                  The Company has provided guarantees, in connection with bank credit and in favor of a lessor, totaling $ 200.

                  The Company had an unused credit facility in the amount of approximately $ 2,800 as of December 31, 2000, with a renewal option at the beginning of every year and bearing interest at the rate of LIBOR +1.75%.

         d.       Charges:

                                                                     JACADA LTD.

                  As collateral for the liabilities of the Company to financial institutions, charges have been placed on all of the Company's assets in Israel, including insurance rights.

         e.       Litigation:

                  On August 31, 1999, a former distributor filed an arbitration complaint against a subsidiary of the Company, alleging, among other things, that the subsidiary breached its agreement with the former distributor by directly selling to a customer products which the distributor had an exclusive right to sell to the customer and that the distributor is entitled to damages of $ 3.5 million. Company's management and its legal advisor believe that the subsidiary did not breach its agreement with the distributor and that no damages were caused to the distributor. Moreover, the agreement with the distributor sets a limit on the subsidiary's liability under the agreement, which management believes to be approximately $
                  125. The Company has provided an allowance in the total amount of $ 125.

                  A hearing was conducted in this case, during November 2000, and a ruling is expected soon.

NOTE 9:- SHAREHOLDERS' EQUITY

         a.       General:

                  As of October 1999, the Company's shares are traded on the NASDAQ, National Market.

                  All share and per share data included in these financial statements have been retroactively adjusted to reflect the stock split effected as stock dividend of four Ordinary shares for every one share outstanding as effected in September 1998, and the share dividend of one Ordinary share for every two shares outstanding effected in September 1999.

                  During 1998, the Company increased its authorized share capital to 20,250,000 shares of NIS 0.01 par value each. The increase in authorized share capital is presented as of December 31, 1998.

                  In July 1998, the Company issued to investors an aggregate of 953,213 Series "D" Preferred shares, for net proceeds of $ 3,783.

                  In July 1999, 31,155 Ordinary shares and 85,688 Preferred "A" shares were converted into Preferred "C" shares on a one-for-one basis.

                  As part of the issuance of shares in July 1997, the investors received warrants to purchase 389,490 additional Preferred "C" shares at a price of $ 3.21 per share. On July 24, 1999, these warrants were exercised.

                                                                     JACADA LTD.

         b.       Composition of share capital:

                  In October 1999, 4,500,000 Ordinary shares were issued in consideration of $49,500,000 (not including issuance expenses) in an Initial Public Offering ("IPO").

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

                  All of the Company's Preferred shares were automatically converted into Ordinary shares on a one-for-one basis upon completion of the Company's Initial Public Offering which took place in October 1999.

         c.       Stock Options Plans:

                  As of December 31, 2000, the Company has authorized by several Incentive Share Option Plans (the 1994, 1996 and 1999 plans), the grant of options to officers, management, other key employees and others of up to 3,960,450 of the Company's Ordinary shares. The options granted generally become fully exercisable after 3-4 consecutive years and expire ten years from the approval date of the option plan under the terms they were granted. Any options, which are forfeited or not exercised before expiration, become available for future grants.

                  As of December 31, 2000, no Ordinary shares of the Company are available for future grant.

                  Subsequent to the balance sheet date, the Board of Directors approved an amendment to add 1,800,000 Ordinary shares to the 1999 plan, which amendment is subject to shareholders approval.

                                                                     JACADA LTD.

A summary of the Company's employees share option activity, and related information is as follows:

                                                               YEAR ENDED DECEMBER 31,
                           -----------------------------------------------------------------------------------------
                                    2000                             1999                            1998
                           -------------------------       -------------------------       -------------------------
                                            WEIGHTED                        WEIGHTED                        WEIGHTED
                                            AVERAGE                         AVERAGE                         AVERAGE
                           NUMBER OF        EXERCISE       NUMBER OF        EXERCISE       NUMBER OF        EXERCISE
                            OPTIONS          PRICE         OPTIONS           PRICE          OPTIONS          PRICE
                           ---------       ---------       ---------       ---------       ---------       ---------
Outstanding - at
   the beginning  of       2,594,634       $    3.28       1,902,444       $    1.32       1,790,985       $    1.07
   the year
   Granted                 1,379,133            6.53         747,840            8.20         370,607            2.37
   Exercised                 817,638            1.18          16,875            1.13           9,000            1.13
   Forfeited and
    cancelled                198,342            6.12          38,775            3.05         250,148            1.13
                           ---------       ---------       ---------       ---------       ---------       ---------

Outstanding - at
   the end of the
   year                    2,957,787       $    5.02       2,594,634       $    3.28       1,902,444       $    1.32
                           =========       =========       =========       =========       =========       =========

Exercisable
options
as of
December 31,               1,169,478       $    2.51       1,618,308       $    1.22       1,039,013       $    1.08
                           =========       =========       =========       =========       =========       =========

                  The options outstanding as of December 31, 2000 have been classified by exercise price, as follows:


                           OPTIONS          WEIGHTED                                                     WEIGHTED
                         OUTSTANDING         AVERAGE                              OPTIONS                AVERAGE
                            AS OF           REMAINING         WEIGHTED          EXERCISABLE              EXERCISE
      EXERCISE           DECEMBER 31,      CONTRACTUAL        AVERAGE              AS OF                 PRICE OF
        PRICE               2000          LIFE (YEARS)     EXERCISE PRICE    DECEMBER 31, 2000     OPTIONS EXERCISABLE
   ---------------      -------------     ------------     ---------------   -----------------     --------------------
   $ 0.99 - $ 1.13         676,707             4.8             $ 1.02             676,707                $  1.03
   $ 1.60 - $ 2.22         500,223               6             $ 2.10             306,064                $  2.03
   $ 4.04 - $ 5.06         769,382            9.88             $ 4.49              50,126                $  4.19
   $    9 - $   11       1,011,475            9.11             $  9.6             136,581                $ 10.11
   ---------------       ---------           -----             ------          ----------                -------
   $ 0.99 - $   11       2,957,787             6.2             $ 5.02           1,169,478                $  2.51
   ===============       =========           =====             ======          ==========                =======

                                                                     JACADA LTD.

                  Deferred compensation expenses which represent the excess of the market value over the exercise price totaled $311 and are amortized to the statements of operations over the vesting period which usually is four years. Options granted to the Chief Executive Officer vest over an eight to ten year period, with possible acceleration of vesting if certain criteria are met.

                  Compensation expenses of approximately $55, $95 and $0 were recognized during the years ended December 31, 2000, 1999 and 1998, respectively.

                  Under SFAS 123, pro forma information regarding net income and earnings per share is required and has been determined as if the Company had accounted for its employee stock option under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Minimum Value Option Pricing Model for options granted prior to the IPO with the following weighted-average assumptions for the year ended December 31, 1998 and the period commencing January 1, 1999 through the date of the IPO: risk-free interest rates of approximately 6% for each year, dividend yields of 0% for each year and an expected life of the option of approximately 3.68 and 4.00 years, respectively. As from the IPO, the fair value for options granted was estimated using the Black and Scholes option pricing model, with the following weighted-average assumptions for 1999 and 2000: risk-free interest rate of 6% for each year; dividend yields of 0% for each year, volatility factor of the expected market price of the Company's common shares of 0.5 and 1.253, respectively; and a weighted-average expected life of the option of 2.5 years for each year.

                  Weighted-average fair values of options whose exercise price
                  (1) equals, (2) exceeds, or (3) is less than the market price of the stock on date of grant are as follows:

                                                                   WEIGHTED-AVERAGE FAIR VALUE OF
                                                                OPTIONS GRANTED AT AN EXERCISE PRICE:
                                                                ------------------------------------
                                                                      YEAR ENDED DECEMBER 31,
                                                                ------------------------------------
                                                                  2000          1999          1998
                                                                -------       -------       --------
                    Equals to fair value at date of grant       $  4.58       $  3.67       $    ---
                                                                =======       =======       ========

                    Exceeds fair value at date of grant         $    --       $    --       $  0.23
                                                                =======       =======       ========

                    Less than fair value at date of grant       $    --       $  1.59       $  0.84
                                                                =======       =======       ========

                  The weighted average exercise price of options granted at an exercise price less than the market price at their grant date for the year ended December 31, 1999 and 1998 was $2.22. All options granted during 2000 were at an exercise price that is equal to the fair value of the share at the date of grant.

                                                                     JACADA LTD.

         Pro forma information under SFAS 123:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                        ----------------------------------------------
                                                                           2000              1999               1998
                                                                        ----------        ----------        ----------
                  Net income (loss) as reported                         $      777        $       (6)       $   (2,920)
                                                                        ==========        ==========        ==========

                  Pro forma net loss                                    $     (322)       $     (140)       $   (2,992)
                                                                        ==========        ==========        ==========

                  Pro forma basic and diluted net loss per share        $    (0.03)       $    (0.02)       $    (0.83)
                                                                        ==========        ==========        ==========

         d.       Options issued to consultants:

                  a) The Company's outstanding options to consultants as of December 31, 2000, are as follows:

                                             OPTIONS FOR      EXERCISE
                                               ORDINARY         PRICE            OPTIONS       EXERCISABLE
                          ISSUANCE DATE        SHARES         PER SHARE        EXERCISABLE       THROUGH
                          -------------      -----------      ---------        -----------     ------------
                             1996               7,500           $ 1.13             7,500            (*
                             1999               1,500           $11.00               938            (*
                             2000               4,000           $4.375             4,000            (*
                                               ------                             ------

                             Total             13,000                             12,438
                                               ======                             ======

                                    *)    10 years from the date of grant.

                  b) The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2000, 1999 and 1998: risk-free interest rates of 6% for each year, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 1.253%, 0.5%, and 0.5% respectively and a weighted-average expected life of the options of approximately 2.5 years for each year.

                  c) Due to immateriality, no compensation expenses have been recorded in the financial statements.

         e.       Dividends:

         In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

                                                                     JACADA LTD.

NOTE 10- EARNINGS PER SHARE:

The following table sets forth the computation of basic and diluted net earnings
(loss) per share.

         Numerator:

                                                                     YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                               2000          1999           1998
                                                              -------       -------        -------
Net income (loss)                                             $   777       $    (6)       $(2,920)
                                                              =======       =======        =======

Numerator for basic and diluted net earnings
   (loss) per share - income available to
   shareholders of Ordinary shares                            $   777       $    (6)       $(2,920)
                                                              =======       =======        =======

         Denominator:

                                                                         YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------
                                                                 2000             1999             1998
                                                              ----------       ----------       ----------
Denominator for basic net earnings (loss) per
   share - weighted average shares                            18,141,223        6,572,476        3,615,143
                                                              ----------       ----------       ----------

Effect of dilutive securities:

Employee stock options and options to
   consultants                                                 1,362,748             (*--             (*--
                                                              ----------       ----------       ----------

Dilutive potential Ordinary shares                             1,362,748             (*--             (*--
                                                              ----------       ----------       ----------

Denominator for diluted net earnings (loss)
   per share                                                  19,503,971        6,572,476        3,615,143
                                                              ==========       ==========       ==========

              *)     Antidilutive.

NOTE 11:- TAXES ON INCOME

          a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "law"):

                  The production facilities of Jacada Ltd. have been granted the status of "Approved Enterprise" under the law, for three separate investment programs, which were approved in July 1994, July 1995 and December 1996.

                  According to the provisions of the law, the Company has elected the "alternative benefits" - waiver of grants in return for tax exemption and, accordingly, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10%

                                                                     JACADA LTD.

                  to 25%, for an additional period of five years. (based on the percentage of foreign ownership in each taxable year).

                  The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date.

                  The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

                  As the Company currently has no taxable income, these benefits have not yet commenced.

                  The tax-exempt income attributable to the "Approved Enterprises" can be distributed to shareholders, without subjecting the Company to taxes, only upon the complete liquidation of the Company. If these retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently between 10% to 25% for an "Approved Enterprise"). The Company's board of directors has determined that such tax exempt income will not be distributed as dividends.

                  The Company expects that during the period in which these tax losses are utilized, its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements.

                  Income not eligible for the "Approved Enterprise" benefits mentioned above, is taxed at the regular corporate rate of 36%.

         b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

                  Results of Jacada Ltd. for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli CPI. As explained in Note 2b, the financial statements are presented in U.S. dollars. The difference between the change in the Israeli Customer Price Index and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

         c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

                                                                     JACADA LTD.

                  Jacada Ltd. is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

         d.       Net operating losses carryforward:

                  As of December 31, 2000, Jacada Ltd. had approximately $3,235 of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date.

                  As of December 31, 2000, the UK subsidiary had accumulated losses for income tax purposes in the amount of approximately $ 1,743. These net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

                  The U.K. subsidiary has interest income that cannot be offset against operating loss; therefore, the U.K. subsidiary has provided for taxes on income in the amount of $10.

                  As of December 31, 2000, the U.S. subsidiary had U.S. federal net operating loss carryforwards for income tax purposes in the amount of approximately $4,200, which can be carried forward and offset against taxable income for 15 years and expire from 2010 to 2014.

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

         e.       Deferred taxes:

                  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                     JACADA LTD.

                                                                        DECEMBER 31,
                                                                 ---------------------------
                                                                   2000               1999
                                                                 --------           --------
Deferred tax assets:
   U.S. operating loss carryforward                              $  1,470           $  1,575
   U.K. operating loss carryforward                                   610                650
                                                                 --------           --------

Total deferred tax asset before valuation allowance                 2,080              2,225
Valuation allowance                                                (2,080)            (2,225)
                                                                 --------           --------

Net deferred tax asset                                           $     --           $     --
                                                                 ========           ========

         The Company's U.S. and U.K. subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

         f.       Pre-tax income (loss):

                                        YEAR ENDED DECEMBER 31,
                                -------------------------------------
                                  2000           1999            1998
                                -------        -------        -------
Domestic (Israel)               $    76        $   154        $  (198)
Foreign                             701           (160)        (2,722)
                                -------        -------        -------

                                $   777        $    (6)       $(2,920)
                                =======        =======        =======

NOTE 12:- GEOGRAPHIC OPERATING INFORMATION

          Summary information about geographical areas:

          The Company manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of SFAS 131, "Disclosures About Segments of an Enterprise and Related Information".

          The total revenues are attributed to geographic information, based on the end customers' location.

                                                                     JACADA LTD.

                                                   YEAR ENDED DECEMBER 31,
                                          -----------------------------------
                                            2000          1999         1998
                                          -------       -------       -------
Revenues from sales to unaffiliated
   customers:
   United States                          $23,030       $11,894       $ 8,797
   United Kingdom                           1,582         2,193           406
   Canada                                     195            --            --
   Israel and others                          309           512           285
                                          -------       -------       -------

                                          $25,116       $14,599       $ 9,488
                                          =======       =======       =======
                                                   YEAR ENDED DECEMBER 31,
                                          -----------------------------------
                                            2000          1999         1998
                                          -------       -------       -------
Long-lived assets:
   Israel                                 $ 3,403       $ 1,516       $ 1,252
   United States                            1,021           617           582
   United Kingdom                             101             7            57
                                          -------       -------       -------

                                          $ 4,525       $ 2,140       $ 1,891
                                          =======       =======       =======

Major customer data as a percentage of total revenues:

                             YEAR ENDED DECEMBER 31,
                     ---------------------------------------
                      2000              1999            1998
                     ------            ------           ----
Customer A              12%               *)             12%
                                         --
Customer B          *)  --                *)             15%
                                         --
Customer C          *)  --               13%             --
Customer D          *)  --               10%             --
Customer E              14%              --              --

         *)       Less than 10% of total revenues.

                                                                     JACADA LTD.

ITEM 19:    EXHIBITS

Exhibit     Description of Document
Number      -----------------------
------
1.1         Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company's Registration Statement filed on
            Form F-1 (file no. 333-10882)).

1.2 Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company's Registration Statement filed on Form
            F-1 (file no. 333-10882)).

4.2         1994 Stock Option and Incentive Plan (incorporated by reference to
            Exhibit 10.1 from the Company's Registration Statement filed on Form
            F-1 (file no. 333-10882)).

4.3         1996 Stock Option and Incentive Plan (incorporated by reference to
            Exhibit 10.2 from the Company's Registration Statement filed on Form
            F-1 (file no. 333-10882)).

4.4         1999 Stock Option and Incentive Plan (incorporated by reference to
            Exhibit 10.3 from the Company's Registration Statement filed on Form
            F-1 (file no. 333-10882)).

4.5         Employment Agreement of Gideon Hollander with Jacada Inc. dated
            March 3, 1999 (incorporated by reference to Exhibit 10.4 from the
            Company's Registration Statement filed on Form F-1 (file no.
            333-10882)).

4.6         Employment Agreement of Michael J. Potts dated June 10, 1995
            (incorporated by reference to Exhibit 10.6 from the Company's
            Registration Statement filed on Form F-1 (file no. 333-10882)).

4.7         Employment Agreement of Nimrod Gil-Ad dated August 21, 1996
            (incorporated by reference to Exhibit 10.10 from the Company's
            Registration Statement filed on Form F-1 (file no. 333-10882)).

4.8         Technology and Product License Agreement between the Company and
            Cortlandt Reade Technical Corporation dated May 25, 2000.

8           List of Jacada's Subsidiaries.

SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on May 29, 2001.

                                             JACADA LTD.



                                             /s/
                                             ----------------------------------
                                             By: Robert C. Aldworth
                                                 Chief Financial Officer