Form 20-F/A
period 2000-12-31
JACADA LTD
filed 2001-06-04
CIK 1095747

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



Item 19.          EXHIBITS

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

         Our Class I director is Amnon Shoham, who was re-elected at our year 2000 annual meeting of shareholders to serve as director for a term of three years, until the annual meeting of shareholders to be held in 2003. Our Class II directors are Boaz Dotan and Ohad Zuckerman. Our Class III directors are Gideon Hollander and Yossie Hollander.

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

         The current members of the audit committee are: Boaz Dotan, Amnon Shoham and Ohad Zuckerman.

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

E.       SHARE OWNERSHIP

         1.       Not applicable.

         2. Option Plans. We currently maintain three option plans, the 1994 Option Plan, the 1996 Option Plan and the 1999 Option Plan.

                  The purpose of our plans is to afford an incentive to officers, directors, employees and consultants of ours, or any of our subsidiaries, to acquire a proprietary interest in us, to continue as officers, directors, employees and consultants, to increase their efforts on behalf of us and to promote the success of our business.

                  We have reserved 3,960,450 ordinary shares for issuance upon the exercise of options to be granted to officers, directors, employees and consultants of our subsidiaries. As of December 31, 2000, options to purchase 2,957,787 ordinary shares were outstanding and no additional ordinary shares were available for grants of additional options. The weighted average exercise price of options outstanding under our option plans is $5.02 as of December 31, 2000. Subsequent to December 31, 2000, our board of directors approved an amendment to add 1,800,000 ordinary shares to our 1999 Option Plan, which amendment is subject to shareholder approval.

                  Our option plans are administered by our board of directors and the compensation committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants of ours or our subsidiaries. In addition, pursuant to the option plans, the exercise price of options shall be determined by our compensation committee but may not be less than the par value of the ordinary shares. The vesting schedule of the options is also determined by our compensation committee but generally the options vest over a three to four year period. Each option granted under the option plans is exercisable until the earlier of ten years from the date of the grant of the option or the expiration dates of the respective option plans. The 1994 Option Plan, the 1996 Option Plan and the 1999 Option Plan will expire on December 31, 2003, December 31, 2005 and December 31, 2008, respectively.

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

         TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY.

         We will be deemed to be a passive foreign investment company or PFIC if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if 50% or more of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds. We do not expect to be treated as a PFIC for 2000. The tests for determining PFIC status, however, are applied annually based on facts and circumstances, and it is difficult to make accurate predictions of future income, assets and activities which are relevant to this determination and that to some extent, may be beyond our control. Accordingly, there can be no assurance that we will never be deemed to be a PFIC. If we were deemed to be a PFIC, and a U.S. Holder did not make an election to treat us as a "qualified electing fund" (as described below), U.S. Holders could be subject to adverse tax consequences upon receipt of certain distributions from us or upon disposition of our ordinary shares, including denial of capital gains rates and interest charges.

         The adverse tax consequences referred to above would not apply to a U.S. Holder that makes an election to treat us as a "qualified electing fund," or a QEF election, in the first taxable year in which the U.S. Holder owns ordinary shares if we comply with certain reporting requirements, which we intend to do. A shareholder of a qualified electing fund would, however, be required to include in income a pro rata share of the earnings of the qualified electing fund whether or not the earnings are distributed.

         As an alternative to a QEF election, you may elect to mark-to-market your ordinary shares, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares and your adjusted tax basis in such ordinary shares. Losses would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years.

         You are urged to consult your own tax advisors regarding the advisability of making a QEF election or a mark-to-market election in the event we are classified as a PFIC.

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

4.8         Technology and Product License Agreement between the Company and
            Cortlandt Reade Technical Corporation dated May 25, 2000 (previously filed with the Company's Annual Report on Form 20-F for the year ended December 31, 2000 on May 29, 2001).

8           List of Jacada's Subsidiaries (previously filed with the Company's
            Annual Report on Form 20-F for the year ended December 31, 2000 on
            May 29, 2001).

10          Consent of Kost, Forer and Gabbay, a member of Ernst & Young
            International.

SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on June 4, 2001.

                                             JACADA LTD.



                                             /s/ Robert C. Aldworth
                                             ----------------------------------
                                             By: Robert C. Aldworth
                                                 Chief Financial Officer