Form 20-F
period 2001-12-31
JACADA LTD
filed 2002-04-08
CIK 1095747

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                    FORM 20-F


                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                        COMMISSION FILE NUMBER 333-10882

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

         ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE 18,528,027SHARES
--------------------------------------------------------------------------------
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 [X] YES [ ] NO

                                  -------------

      Indicate by check mark which financial statement item the registrant has elected to follow.

                             [ ] Item 17 [X] Item 18

                                TABLE OF CONTENTS

Item 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS........................................      4

Item 2.           OFFER STATISTICS AND EXPECTED TIMETABLE.......................................................      4

Item 3.           KEY INFORMATION...............................................................................      4

Item 4.           INFORMATION ON THE COMPANY....................................................................     13

Item 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................................................     25

Item 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................................................     34

Item 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............................................     40

Item 8.           FINANCIAL INFORMATION ........................................................................     42

Item 9.           THE OFFER AND LISTING.........................................................................     43

Item 10.          ADDITIONAL INFORMATION........................................................................     45

Item 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.....................................     58

Item 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........................................     58

Item 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............................................     58

Item 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..................     59

Item 18.          FINANCIAL STATEMENTS..........................................................................    F-1

Item 19.          EXHIBITS

                           FORWARD LOOKING STATEMENTS

         This Annual Report contains forward-looking statements. These statements include all statements that are not statements of historical fact regarding the intent, belief, or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions or variations thereof are intended to identify forward-looking statements. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this Annual Report identifies important factors that could cause such differences.

         We have prepared our consolidated financial statements in U.S. dollars and in accordance with U.S. generally accepted accounting principles (GAAP). All references in this Annual Report to "dollars" or "$" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels.

         Amounts and percentages appearing in this Annual Report may not total due to rounding.

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The following table sets forth our consolidated selected statements of operations, balance sheets and other data for the periods indicated. The selected consolidated statement of operations data for the years ended December 31, 2001, 2000 and 1999 and the selected consolidated balance sheet data as of December 31, 2001 and 2000 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. These financial statements have been prepared in accordance with GAAP. The consolidated statements of operations data for the years ended December 31, 1998 and 1997, and the selected consolidated balance sheet data as of December 31, 1999, 1998 and 1997 are derived from audited consolidated financial statements that are not included herein. The following selected financial data are qualified by reference to and should be read in conjunction with the sections entitled "Item 5: Operating and Financial Review and Prospects" and "Item 11: Quantitative and Qualitative Disclosure about Market Risks" and our consolidated financial statements and the notes thereto included elsewhere in the Annual Report.

                                                                2001          2000         1999           1998         1997
                                                            -----------   -----------   -----------   -----------   -----------
                                                                     (In thousands, except per share and share data)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:

Revenues:
  Software licenses ......................................  $    10,930   $    15,506   $     8,831   $     6,469   $     3,432
  Services ...............................................        8,986         6,070         3,362         1,874         1,455
    Maintenance ..........................................        5,630         3,540          2406         1,145           714
                                                            -----------   -----------   -----------   -----------   -----------
    Total revenues .......................................       25,546        25,116        14,599         9,488         5,601
Cost of revenues:
  Software licenses ......................................          520           725           639           342           276
  Services ...............................................        4,859         3,636         1,619         1,735         1,148
  Maintenance ............................................        1,705         1,574         1,121           823           618
                                                            -----------   -----------   -----------   -----------   -----------
    Total cost of revenues ...............................        7,084         5,935         3,379         2,900         2,042
                                                            -----------   -----------   -----------   -----------   -----------
Gross profit .............................................       18,462        19,181        11,220         6,588         3,559
Operating expenses:
  Research and development, net ..........................        6,446         4,979         3,267         2,440         1,515
  Sales and marketing ....................................       14,619        12,873         6,529         5,411         4,464
  General and administrative .............................        5,679         3,624         1,960         1,637         1,033
Non-recurring charges ....................................        2,846            --            --            --            --
                                                            -----------   -----------   -----------   -----------   -----------
    Total operating expenses .............................       29,590        21,476        11,756         9,488         7,012
                                                            -----------   -----------   -----------   -----------   -----------
Operating loss ...........................................      (11,128)       (2,295)         (536)       (2,900)       (3,453)
Financial  income (expense), net .........................        2,330         3,082           530           (20)           24
Income (loss) before income taxes ........................       (8,798)          787            (6)       (2,920)       (3,429)
Income taxes .............................................            7           (10)           --            --            (6)
                                                            -----------   -----------   -----------   -----------   -----------
Net income (loss) ........................................  $    (8,791   $       777   $        (6)  $    (2,920)  $    (3,423)
                                                            ===========   ===========   ===========   ===========   ===========
Basic and diluted net earnings (loss) per share:
Basic net earnings (loss) per share ......................  $     (0.48)  $      0.04   $     (0.00)  $     (0.81)  $     (0.92)
Weighted average number of shares used in computing
   basic net earnings (loss) per share ...................   18,465,127    18,141,223     6,572,476     3,615,143     3,704,298
Diluted net earnings (loss) per share ....................  $     (0.48)  $      0.04   $     (00.0)  $     (0.81)  $     (0.92)
Weighted average number of shares used in computing
     diluted net earnings (loss) per hare ................   18,465,127    19,503,971     6,572,476     3,615,143     3,704,298

                                                                                     DECEMBER 31,
                                                              -------------------------------------------------------
                                                                2001        2000        1999        1998        1997
                                                              --------    --------    --------    --------    -------
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents ................................    $  5,982    $  9,360    $  5,141    $  5,613    $ 3,044
Working capital ..........................................      39,625      46,740      53,315       1,148        727
Total assets .............................................      56,459      64,797      62,435      11,131      7,185
Long-term debt, net of current portion ...................          --          --         186          90         92
Shareholders' equity .....................................      48,588      56,646      54,854       2,939      2,066

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

         Fiscal year 2000 was our only profitable year, and we may not again achieve profitability. Prior to 2000, we incurred net losses in each fiscal year since our inception. We also incurred a net loss for 2001. To achieve and maintain profitability, we will need to increase revenues and contain expenses. We cannot assure you that our revenues will grow or that we will achieve or maintain profitability in the future. Our ability to increase revenues and maintain profitability will be affected by the other risks and uncertainties described in this section and in the sections entitled "Item 5: Operating and Financial Review and Prospects" and "Item 11: Quantitative and Qualitative Disclosure about Market Risks."

         Our eBusiness enabling products may not be widely adopted. If eBusiness enabling products such as ours are not widely adopted, our business could suffer. Our products are complex and generally involve significant capital expenditures by our customers. We do not have a long history of selling our products and we will have to devote substantial resources to educate prospective customers about the benefits of our products. Many prospective customers have made significant investments in internally-developed or customized systems and would incur significant costs in switching to third-party products such as ours. Even if our products are effective, our target customers may not choose them for technical, cost, support or other reasons. If the market for our products fails to grow or grows more slowly than we anticipate, our business could suffer.

         Competition in the market for eBusiness enabling software is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced. The market for eBusiness enabling software is extremely competitive and subject to rapid change. We compete in that market with companies that utilize varying approaches to enable host-centric software applications to be utilized over the Internet. These companies include, Attachmate Corporation, IBM, Seagull Software Ltd., TIBCO Software, Inc., Vitria Technology, Inc., WRQ, Inc. and webMethods, Inc. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

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

         Our software license revenues result from a relatively small number of sales. In addition, our sales cycle is lengthy. Sales of our products are also subject to seasonality. These factors may cause our revenues to fluctuate materially from period to period. If we fail to meet market expectations in any individual period, our stock price could decline significantly. Our sales typically involve significant capital investment decisions by prospective customers, as well as a significant amount of time to educate them as to the benefits of our products. As a result, before purchasing our products, companies spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals. It may take up to six months or more from the time we first contact a prospective customer before receiving an initial order. This cycle may lengthen in the future.

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

         We must expand our sales and marketing efforts in order to increase market awareness of our products and to generate increased revenues. Expansion of our sales and marketing efforts is essential to increase market awareness of our products and to generate increased revenue. In addition to increasing our direct sales and marketing efforts, we believe that our future success is dependent upon the expansion of our indirect distribution channels, consisting of our relationships with independent software vendors, software distributors and system integrators. We currently have relationships with only a limited number of these indirect distribution channels. Nevertheless, we have derived, and we anticipate that we will continue to derive, a significant portion of our revenues from these relationships.

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

         Our growth could be limited if we fail to retain consultants and sales implementation personnel. We rely on our staff of professional consultants and other technical service personnel to implement our solutions after purchases by our customers. Unless we are able to retain consultants and sales implementation personnel or hire and train qualified consultants and sales implementation personnel to replace anyone who leaves the Company, it will be difficult for us to increase or possibly maintain our present level of sales due to constraints on our capacity to implement additional sales.

         Rapid changes and developments in the eBusiness enabling software market could cause our products to become obsolete or require us to redesign our products. The eBusiness enabling software market is characterized by rapid technological change, frequent new product introductions and emerging industry standards. We also expect that the rapid evolution of Internet-based applications and standards, as well as general technology trends such as changes in or introductions of operating systems, will require us to adapt our products to remain competitive. Our products could become obsolete and unmarketable if we are unable to quickly adapt to new technologies or standards. To be successful, we will need to develop and introduce, in a timely manner and on a cost-effective basis, new products and product enhancements that respond to technological changes, evolving industry standards and other market changes and developments. Although we plan to continue to spend substantial amounts for research and development in the future, we cannot assure you that we will develop new products and product enhancements successfully or that our products will achieve broad market acceptance. Our failure to respond in a timely and cost-effective manner to new and evolving technologies and other market changes and developments could adversely impact our business.

         We rely on our key personnel, whose knowledge of our business and technical expertise would be extremely difficult to replace. Our future success depends, to a significant degree, on the continued services of our CEO, Gideon Hollander, as well as other key management, sales and technical personnel. The loss of services of any of our key management for any reason could have a material adverse effect on our business, financial condition and results of operations. We are also dependent on our ability to attract, retain and motivate highly skilled personnel. In the markets in which we recruit, competition for qualified personnel is extremely intense. As a result, our ability to recruit and retain qualified candidates may be limited.

         We expect to be increasingly subject to risks of international operations. We currently market and sell our products and services primarily in North America, from which we received approximately 90% of our total revenues for the year ended December 31, 2001. However, we plan to increase our international operations, particularly in Europe. This expansion will require significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products internationally. Our inability to successfully increase our international operations could adversely impact our business. In addition, exchange rate fluctuation between the dollar and European or other foreign currencies may adversely affect us. To date, we have not used risk management techniques or "hedged" the risks associated with fluctuations in foreign exchange rates.

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

RISKS RELATED TO OUR LOCATION IN ISRAEL

         Israeli courts might not enforce judgments rendered outside of Israel. We are incorporated under the laws of the State of Israel and we maintain significant operations in Israel. Certain of our officers and directors and our Israeli accountants and counsel reside outside of the United States. Therefore, you might not be able to enforce any judgment obtained in the United States against us or any of such persons. Additionally, you might not be able to bring civil actions under United States securities laws if you file a lawsuit in Israel. We have been advised by our Israeli counsel that, subject to certain limitations, Israeli courts may enforce a final executory judgment of a United States court for liquidated amounts in civil matters after a hearing in Israel, provided that certain conditions are met. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

         Conditions in Israel could adversely affect our operations. . Because our principal research and development facilities are located in Israel. We are therefore directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our operations. Despite the negotiations towards peace between Israel and certain of its Arab neighbors, the future of these peace efforts is uncertain. Since October 2000, there has been a significant increase in violence primarily in the West Bank and the Gaza Strip and negotiations between Israel and the Palestinian representatives have ceased for periods of time. . In addition, during 2002 both Israel and the Palestinians have intensified their military actions and Israel has undertaken certain military actions in the West Bank and the Gaza Strip. In connection with these actions the Israeli military has instituted a partial mobilization of its reserve forces. There can be no assurance that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or on our business or adversely affect our share price.

         Some of our officers and employees in Israel are obligated to perform up to 39 days of military reserve duty annually and in some cases may be called upon to serve upon short notice. In addition, in some cases such reserve duty may exceed the above mentioned 39 days. The absence of these employees for significant periods during the work week may cause certain operating difficulties during these periods. Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit our ability to make sales in those countries.

         Exchange rate fluctuations between the dollar and the NIS may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of valuation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

         In May 2000, a committee chaired by the Director General of the Israeli Ministry of Finance issued a report recommending a reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to Approved Enterprises such as ours. The Israeli cabinet approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset (parliament). The Israeli government has set up a new committee to examine tax reform issues and the Israeli government has indicated that it may eliminate significant aspects of the proposed reform. We cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

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

         The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel. The terms of these grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture these products outside of Israel, we may be required to pay increased royalties, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The technology developed with these grants may not be transferred to third parties without the prior approval of a governmental committee under the Research and Development Law, and may not be transferred to non-residents of Israel. These restrictions may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received, together with interest and penalties. Recently a committee for review of government support in research and development proposed certain amendments to the Research and Development Law, including amendments aimed to relax restrictions on transfer of technology or manufacturing abroad subject to making certain payments. A formal bill containing these amendments has been submitted to Israel's Knesset (Parliament). There is no assurance as to whether or when such proposals will be enacted and what effect they may have on us.

         Certain provisions of our articles of association and of Israeli law could delay, hinder or prevent a change in our control. Our articles of association contain provisions which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders.For example, our articles of association provide that our board of directors is divided into three classes, each serving three-year terms. In addition, certain provisions of the Israeli Companies Law, which came into effect in February 2000, could also delay or otherwise make more difficult a change in our control. The provision of the Israeli Companies Law relating to mergers and acquisitions are discussed in greater detail in "Item 10: Memorandum and Articles of Association."


         Our stock is traded on more than one stock exchange and this may result in price variations. Our stock is traded on the Nasdaq National Market and on the Tel Aviv Stock Exchange. Our stock is traded on these markets in different currencies (US dollars on the Nasdaq and New Israeli Shekels on the Tel Aviv Stock Exchange) and at different opening times (notably, different time zones and public holidays; in addition, the Tel Aviv Stock Exchange is closed on Friday and open on Sunday, while the Nasdaq is open on Fridays and closed on Sundays). This means that our stock is often traded at a price differential on these two markets resulting, among other factors, from the different trading times and the differences in exchange rates. In addition, we are subject to the regulatory rules of the Tel Aviv Stock Exchange. We have no control over these issues, but our shareholders may be affected by them.

ITEM 4: INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         We were incorporated in Israel in December 1990 as a limited liability company. On August 9, 1999 we changed our name from Client/Server Technology Ltd. to Jacada Ltd. Our commercial name is Jacada.

         Our registered office in Israel is 11 Galgalei Haplada Street, Herzliya 46722 Israel and our telephone number is 972-9-952-5900. Our agent in the United States is Robert C. Aldworth, whose address is 400 Perimeter Center Terrace, Suite 195, Atlanta, Georgia 30346. Our address on the Internet is http://www.jacada.com. The information on our website is not incorporated into this Annual Report.

         Since October 1999, the Company's Ordinary Shares have been quoted on the NASDAQ National Market under the symbol "JCDA." In addition, the Company's Ordinary Shares have been quoted on the Tel Aviv Stock Exchange under the same symbol or its Hebrew equivalent since June 18, 2001. Jacada develops, markets and supports software that enables businesses to web-enable, modernize and integrate their existing host-centric software applications to better serve the needs of their users, customers, and partners. We also provide related professional services, including training, consulting, support and maintenance. Our products and services provide our end users with comprehensive eBusiness enabling solutions.

         Typical users of our products and services are medium to large businesses with sophisticated technology requirements. Some of the companies that have implemented or are implementing our solutions include AIG, Bank of America, Caterpillar, Delta Air Lines, U.S. Department of Interior, The Federal Reserve Bank, Harrahs, Liberty Mutual, Her Majesty's Land Registry, Lockheed Martin, Manpower, Porsche Cars North America, Prudential Life Insurance Company and Saab Cars.

         See Items 5 and 18 for a description of capital expenditures by the Company for the past three fiscal years. The Company has made no divestitures during the same time period.

         We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies' shares during fiscal years 2000 and 2001.

B.       BUSINESS OVERVIEW

INDUSTRY OVERVIEW

         The Internet has fundamentally changed the way companies think about their business strategies. It has created opportunities for companies to make their applications and data accessible to their employees, customers, suppliers and other third parties quickly and cost-effectively. The strategic importance of eBusiness is driving the demand for solutions that can provide the necessary infrastructure to extend existing applications and data to browser-enabled desktops and to the Internet.

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

         Companies are increasingly seeking to circumvent the limitations of their existing host-centric systems by utilizing the broad distribution potential of browser-enabled desktops and the Internet to grant employees, customers, suppliers and corporate partners easy access to applications and data. Additionally, as newer applications are implemented, such as Customer Relationship Management software (CRM), there is an increasing need to easily integrate existing host-centric applications with these new systems.

         Web-enabling or integrating existing host-centric applications may be accomplished by either completely rewriting the existing applications or by using technologies like ours to leverage those applications that exist today. Rewriting an application involves significant time and expense, as well as uncertain scheduling, budgeting and results. It may also render the skills and knowledge of a company's information technology staff obsolete. Companies' large investments in existing host-centric applications have created the need for a solution that enables application re-use without the costs, risks, and time required to rewrite the application. Gartner Group, an independent research organization, expects that, by the year 2003, 80% of application development organizations, which include internal application development departments and independent software vendors, will extend some or all of their applications to the Internet. Extending or integrating host-centric applications with products like ours allows companies to utilize their existing applications and data and can typically be accomplished more quickly than rewriting applications.

         An effective solution to extend and integrate existing applications should:

    -    be able to be implemented rapidly;

    - enable the deployment of a comprehensive solution that does not require extensive custom programming;

    - provide a flexible architecture that allows for the efficient incorporation of evolving technologies; and

    - be able to operate on multiple platforms and support a variety of applications.

OUR SOLUTIONS

         We develop, market and support software that enables businesses to web-enable, modernize, and integrate their existing host-centric applications to better serve the needs of their users, customers, and partners. Our solutions provide the following benefits:

    - Leverage Existing Information Technology Resources. Our solutions permit companies to access their existing host-centric applications through browser-enabled desktops or over the Internet, and can integrate these existing applications with newer software implementations such as CRM solutions from companies such as Siebel Systems, Inc. This eliminates the need to replace existing applications through time-consuming and expensive custom programming. Additionally, our solutions allow programmers trained in various languages to program in their native software languages and to deliver applications that are web-enabled.

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

     - Platform Independence. Our Java-based solution provides customers with the flexibility to run our products on any Java-enabled platform, including IBM S/390 (zSeries), AS/400 (iSeries), Sun Solaris, HP UX, IBM AIX, Microsoft Windows NT and Microsoft Windows 2000.

PRODUCTS AND TECHNOLOGY

         Our products and services provide our customers with a comprehensive eBusiness enabling solution. Our products include:

     Jacada(R) Interface Server. Jacada Interface Server generates graphical user interfaces for mainframe and midrange software applications without requiring any change to the host applications. By generating Java or HTML graphical interfaces, Jacada Interface Server enables our customers to extend their host-centric applications and data to the Internet and their intranets without rewriting these applications. In addition, Jacada Interface Server provides the modern graphical features users expect from today's applications. Jacada Interface Server also allows customers to enhance their applications to add functionality, integrate with other data sources and link to other Internet applications.

     Jacada Interface Server also provides an ability to modernize the architecture of some host-centric applications. Developed in cooperation with IBM, the Jacada Interface Server's DDS Bridge and Jacada Interface Server for New Development contain innovative technology which enables new or existing applications written in COBOL or RPG to leverage the Jacada presentation technology to deliver graphical "thin client" user screens, replacing the text-based," green screen" architecture found in legacy applications. Any software developer can utilize the Jacada Interface Server without any special knowledge of any other programming language. This allows organizations to leverage their existing software skills and resources to build modern applications. We have full ownership rights in these Jacada Interface Server products.

     Jacada(R) Integrator. Jacada Integrator is a software solution for integrating core host-centric business systems, including the data and processes in those systems, with multiple packaged applications, frameworks, and client environments.

     Jacada has established sales and marketing relationships with Siebel Systems and SeeBeyond, Inc. to utilize Jacada Integrator where a real-time, non-intrusive solution is required to integrate a host-centric application with its CRM or EAI solutions, respectively. Our customers get the benefits of on-line, real-time integration with back-office applications without rewriting any of their existing systems.

     Some of Jacada Integrator's key features include:

     - Automated tools for capturing screens and navigation, minimizing the amount of code to be written;

     - Support for a wide range of client front-ends, including Java, Windows APIs (such as ActiveX), and C-language libraries;

     -    Special adapters and validation with Siebel eBusiness Solutions (CRM);

     -    Special adapter and validation with SeeBeyond (EAI);

     -    Special adapter for IBM MQSeries;

     -    Support for XML;

     -    Support for Application Servers, including WebSphere and WebLogic; and

     - Support for a wide range of back-end host-centric systems, including IBM mainframes (S/390 or zSeries) presenting 3270 screens, IBM AS/400s or iSeries presenting a 5250 interface, and a variety of UNIX, VMS, and other systems presenting a Telnet (VT100/220) interface.

Jacada Interface Server and Jacada Integrator are based on our following core technology components:

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

- MapMaker. Jacada Integrator includes our MapMaker graphical integration environment that enables the development of complex application integration solutions in an easy to use and understand modeling environment. It employs a rapid, component-based approach to legacy integration that requires no changes to the existing systems, saving time and eliminating complexity. MapMaker creates a map of the host application that consists of the application screens, the navigational information required to traverse through a sequence of screens, and the tags and fields included on each host application screen. This information is stored in Java class files produced within MapMaker that are implemented as Java services. Jacada Integrator also provides a means for packaging MapMaker services as Enterprise Java Beans.

PROFESSIONAL SERVICES

         Our professional services include training, consulting, support and maintenance services. Support and maintenance services are provided to our customers through agreements under which we provide technical support by telephone, fax, email and the Internet and provide updates, upgrades and fixes to our software products. We require our customers to purchase support and maintenance services at a fixed annual fee for 12 months after the initial purchase of a software license, renewable annually thereafter. In addition, customers can elect optional services such as emergency coverage on a 24 hours per day, seven days per week basis and dedicated technical account managers. We also provide customer training at our Atlanta, Georgia facility and other locations, with coursework related to various aspects of our products.

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

PRINCIPAL MARKETS

         Our principal markets are North America and Europe. We generate revenues from licensing our software products to customers and providing customers with such services as training, consulting, support and maintenance. Software license revenues constituted approximately 42.8%, 61.7% and 60.5% of our total revenues for the years ended December 31, 2001, 2000 and 1999, respectively, while service and maintenance revenues constituted approximately 57.2%, 38.3% and 39.5% of our total revenues, respectively, for the same periods. Software license revenues generated from North American customers constituted approximately 37.3%, 55.6% and 46.2% of our total revenues for the years ended December 31, 2001, 2000 and 1999, respectively, while service and maintenance revenues generated from North American customers constituted approximately 54.5%, 36.9% and 35.2% of our total revenues, respectively, for the same periods. Software license revenues generated from European customers constituted approximately 5.5%, 6.1% and 14.2% of our total revenues for the years ended December 31, 2001, 2000 and 1999, respectively, while service and maintenance revenues generated from European customers constituted approximately 2.7%, 1.4% and 4.4% of our total revenues, respectively, for the same periods. The percentage of our revenues derived from the provision of services and maintenance increased during 2001 primarily because a growing base of customers utilized training and consulting services and support and from the effects of economic conditions which resulted in a decline in software license revenues. Our gross margins on software license revenues have historically been higher than our gross margins on service and maintenance revenues.

Seasonality

         Sales of our products and services tend to be lower in our first quarter, and higher in our fourth quarter, due to the capital budgeting and purchasing cycles of our current and prospective customers. It is difficult for us to evaluate the degree to which this seasonality may affect our business in the future.

RAW MATERIALS

         Not applicable.

SALES AND MARKETING

         We sell our products through our direct sales force in North America and Europe, as well as through our indirect distribution channels, consisting of software distributors, independent software vendors and system integrators, in North America and Europe, as well as in countries where we have no direct sales operations. As of December 31, 2001, we had 53 people in our sales and marketing organization.

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

         These companies are using our solutions to rapidly deploy eBusiness applications. Some examples of our customers include:

- Insurance companies are using our solutions to modernize their call center applications, web-enable access to these applications for customers to update account information via the Internet, and integrate their customer information systems with customer relationship management applications.

- Financial institutions are using our solutions to provide real-time integration between Siebel eBusiness Solutions (CRM) and existing back-office systems, eliminating redundant data entry, providing real-time data access and processing, and enhancing customer service and service levels.

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

         Our research and development expenses were $6.4 million for the year ended December 31, 2001, $5.0 million for the year ended December 31, 2000, and $3.3 million for the year ended December 31, 1999. As of December 31, 2001, 62 professionals were engaged in research and development activities.

DEPENDENCE ON PATENTS AND LICENSES

         We are the owner of our core technology and the software products we license to customers. We are not dependent on any third party license or patent with respect to such technology or products. While we have two patents pending for our technology, we believe that the failure to obtain such patents would not diminish our ownership rights in our technology or our software products.

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

     -   product reputation; and

     -   financial stability of vendors.

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

         We compete with companies that utilize varying approaches to enable host-centric software applications to be utilized over the Internet. These companies include Attachmate Corporation, IBM, Seagull Software Ltd., TIBCO Software Inc., Vitria Technology, Inc., WRQ, Inc. and webMethods, Inc. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, or other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

MATERIAL EFFECTS OF GOVERNMENT REGULATION IN ISRAEL

         Our principal research and development facilities are located in Israel. We are therefore directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our operations. Despite the negotiations towards peace between Israel and certain of its Arab neighbors, the future of these peace efforts is uncertain. Since October 2000, there has been a significant increase in violence primarily in the West Bank and in the Gaza Strip and negotiations between Israel and the Palestinian representatives have ceased for periods of time. There can be no assurance that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or on our business or adversely affect our share price.

         Some of our officers and employees in Israel are obligated to perform up to 39 days of military reserve duty annually. The absence of these employees for significant periods during the work week may cause certain operating difficulties during these periods. Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit our ability to make sales in those countries.

         A substantial majority of our revenues and a substantial portion of our expenses are denominated in dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, is incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the dollar. We cannot predict future trends in the rate of inflation in Israel or the rate of valuation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

         In May 2000, a committee chaired by the Director General of the Israeli Ministry of Finance issued a report recommending a reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to Approved Enterprises such as ours. The Israeli cabinet approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset (parliament). The Israeli government has set up a new committee to examine tax reform issues and the Israeli government has indicated that it may eliminate significant aspects of the proposed reform. We cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

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

         From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel. The terms of these grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals.

Even if we receive approval to manufacture these products outside of Israel, we may be required to pay increased royalties, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The technology developed with these grants may not be transferred to third parties without the prior approval of a governmental committee under the Research and Development Law, and may not be transferred to non-residents of Israel. These restrictions may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received, together with interest and penalties. Recently a committee for review of government support in research and development proposed certain amendments to the Research and Development Law, including amendments aimed to relax restrictions on transfer of technology or manufacturing abroad subject to making certain payments. A formal bill containing these amendments has been submitted to Israel's Knesset (Parliament). There is no assurance as to whether or when such proposals will be enacted and what effect they may have on us.

         The Israeli Companies Law, which came into effect in February 2000, has brought about significant changes to Israel's corporate law. Under this new law, there may be uncertainties regarding corporate governance in some areas. These uncertainties will persist until this law has been adequately interpreted, and these uncertainties could inhibit takeover attempts or other transactions and inhibit other corporate decisions.

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

D.       PROPERTY AND EQUIPMENT

         As of December 31, 2001, our headquarters and principal administrative, research and development operations were located in approximately 18,000 square feet of leased office space in Herzliya, Israel. The lease expires in September 2002 with two renewal options each for two additional years.

         In the United States, we lease approximately 19,050 square feet in Atlanta, Georgia which we utilize for administration, marketing, sales, service and technical support. The lease expires in June 2002. In addition, we lease approximately 5,100 square feet in Brooklyn Park, Minnesota which we use for research and development, sales, and technical support. The lease expires in September 2007. We also lease office space in the Washington, D.C. area and Chicago, Illinois which we utilize for marketing and sales.

         In addition, we currently lease approximately 1,900 square feet in London, England which we utilize for sales, marketing and services. The London lease expires in October 2002.

         We are currently exploring options of either extending our existing leases or leasing alternate office space in Herzliya, Israel, Atlanta, and London.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       OPERATING RESULTS

         We develop, market and support software that enables businesses to utilize their existing host-centric software applications to conduct business over the Internet. We also provide related professional services, including training, consulting, support and maintenance.

         We were incorporated in December 1990. In March 1994, we shipped our first product, GUISys. Until that time, our operations consisted primarily of research and development, recruiting personnel and raising capital. Since that time, we have continued to focus on these activities, as well as on building our sales and marketing presence, expanding and enhancing our product offerings, building relationships with third parties, and supporting and maintaining our product deployments in an expanding customer base.

         We and our subsidiaries have adopted American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. We and our subsidiaries have also adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for all transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "residual method" when Vendor Specific Objective Evidence (VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

         We derive our revenues from license fees for our products, fees from consulting and training and from maintenance and support. We sell licenses to our products primarily through our direct sales force and indirectly through resellers. Both our customers and our resellers are considered end users. We are also entitled to revenues from some distributors upon the sublicensing of the software to end users. Revenues from these sublicensing transactions are recognized when such revenues are reported to us upon the sublicensing of the software by the distributors.

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

         Maintenance and support revenue included in software licensing transactions is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

         Transactions that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other elements of the transaction. When services are considered essential, revenue under the transaction is recognized using contract accounting. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. To date, we have determined that the consulting and training services are not considered essential to the functionality of other elements of the transaction.

         Where software arrangements involve multiple elements, revenue is allocated to each element based on VSOE of the relative fair values of each element in the arrangement, in accordance with the "residual method" prescribed by SOP 98-9. Our VSOE used to allocate the sales price to services, support and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element.

         Cost of software license revenues consists of royalties, including payments to the Office of the Chief Scientist of the State of Israel, amortization of acquired technology, commissions, and costs of duplicating media and documentation. Cost of service and maintenance revenues consists of compensation expense and related overhead costs for personnel engaged in training, consulting, support and maintenance services for our customers.

         We have incurred substantial research and development costs and have invested heavily in the expansion of our sales and marketing and professional services organizations to build an infrastructure to support our long-term growth strategy. Our full-time employees increased from 21 as of January 1, 1995 to 199 as of December 31, 2001. At times, the number of full-time employees during 2001 exceeded 199 persons; however, we had two reductions in force, in July 2001 and in October 2001, in an effort to contain our costs during the economic downturn.

         Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs are capitalized. Because we do not incur material costs between the time of completion of development of a software product and the point at which the product is ready for general release, development costs are charged to the statement of operations as incurred.

          A majority of our revenues and that of our subsidiaries is generated in United States dollars. Our management believes that the dollar is the primary currency of the economic environment in which we and our subsidiaries operate. Thus, our functional and reporting currency and the functional and reporting currency of our subsidiaries is the dollar.

         The effects of foreign currency exchange rate for the years ended December 31, 2001, 2000, and 1999 were immaterial.

RESULTS OF OPERATIONS

         Our historical operating results for the years ended December 31, 2001, 2000 and 1999 as a percentage of net revenues are as follows:

                                                                Year Ended December 31,
                                                         ------------------------------------
                                                           2001           2000          1999
                                                         -------        -------       -------
Revenues:
   Software licenses .............................         42.8%          61.7%          60.5%
   Services ......................................         35.2           24.2           23.0
    Maintenance ..................................         22.0           14.1           16.5
                                                          -----          -----          -----
      Total revenues .............................        100.0%         100.0%         100.0%
Cost of revenues:
   Software licenses .............................          2.0            2.9            4.4
   Services ......................................         19.0           14.4           11.1
    Maintenance ..................................          6.7            6.3            7.7
                                                          -----          -----          -----
      Total cost of revenues .....................         27.7           23.6           23.2
                                                          -----          -----          -----
Gross profit .....................................         72.3           76.4           76.8
Operating expenses:
   Research and development ......................         25.2           19.8           22.4
   Sales and marketing ...........................         57.2           51.2           44.7
   General and administrative ....................         22.2           14.4           13.4
   Non Recurring Charges..........................         11.2            0.0            0.0
                                                          -----          -----          -----
      Total operating expenses ...................        115.8           85.4           80.5
                                                          -----          -----          -----
Operating loss ...................................        (43.5)          (9.0)          (3.7)
Financial and other income (expense), net ........          9.1           12.3            3.7
                                                          -----          -----          -----
Income (loss) before income taxes ................        (34.4)           3.1           (0.0)
Income taxes .....................................          0.0           (0.0)          (0.0)
                                                          -----          -----          -----
Net income (loss) ................................        (34.4)%          3.1%          (0.0)%
                                                          =====          =====          =====

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

         Revenues. Revenues were $25.5 million, $25.1 million and $14.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increases in revenues during these periods were attributable to an increase in the number of customers buying our software products and using our services and maintenance. For the year ended December 31, 2001, one customer represented 10% of our revenues. For each of the years ended December 31, 2000 and 1999, revenues from two different customers represented 10% or more of our revenues.

         Software license revenues were $10.9 million, or 42.8% of revenues for the year ended December 31, 2001, compared to $15.5 million, or 61.7% of revenues, for the year ended December 31, 2000, and compared to $8.8 million, or 60.5% of revenues, for the year ended December 31, 1999. The reduction in software revenues during 2001 is directly related to global economic conditions, a period in which many customers delayed purchases and placed smaller initial orders for our software products. The increase in software license revenues during the 2000 and 1999 periods was primarily due to the growth of our customer base, recurring sales to our installed base and an increase in average transaction size.

         Service revenues were $9.0 million or 35.2% of revenues for the year ended December 31, 2001 compared to $6.1 million or 24.2% of revenues, for the year ended December 31, 2000 and compared to $3.4 million or 23.0% of revenues for the year ended December 31, 1999. Maintenance revenues were $5.6 million or 22.0% of revenues for the year ended December 31, 2001 compared to $3.5 million or 14.1% of revenues, for the year ended December 31, 2000 and compared to $2.4 million or 16.5% of revenues for the year ended December 31, 1999. The increases in service and maintenance revenues during these periods were primarily a result of new software license sales and our expanding customer base.

         Cost of Revenues. Cost of revenues was $7.1 million, or 27.7% of revenues for the year ended December 31, 2001 compared to $5.9 million, or 23.6% of revenues, for the year ended December 31, 2000 and compared to $3.4 million, or 23.2% of revenues, for the year ended December 31, 1999. The increase in cost of revenues during these periods was primarily due to the cost of providing increased service and maintenance and support.

         Cost of software license revenues was $0.5 million, or 2.0% of revenues, for the year ended December 31, 2001 compared to $0.7 million, or 2.9% of revenues, for the year ended December 31, 2000 and compared to $0.6 million, or 4.4% of revenues, for the year ended December 31, 1999. The decrease in cost of software license revenues as a percentage of revenues, in relation to the 2000 period, is due to a decrease in payment of royalties to the Office of the Chief Scientist with respect to certain products.

         Cost of service revenues was $4.9 million, or 19.0% of revenues, for the year ended December 31, 2001, compared to $3.6 million, or 14.4% of revenues, for the year ended December 31, 2000 and $1.6 million, or 11.1% of revenues, for the year ended December 31, 1999. Cost of maintenance revenues was $1.7 million, or 6.7% of revenues, for the year ended December 31, 2001, compared to $1.6 million, or 6.3% of revenues, for the year ended December 31, 2000 and $1.1 million, or 7.7% of revenues, for the year ended December 31, 1999. The increase in cost of service and maintenance in 2001 relative to 2000 and in 2000 relative to 1999 was a result of an increase in the number of employees required to support increasing customer needs and changes in the utilization of employees.

OPERATING EXPENSES

         The overall increase in total operating expenses from $21.5 million in 2000 to $26.7 million in 2001, exclusive of non-recurring expenses, was due to an increase in manpower costs to support actual and projected business levels. The Company experienced compounded annual growth rates in excess of 60% during the four years prior to 2001 and had similar growth expectations built into the 2001 business plan. The impact of global economic conditions did not affect Jacada until late in the second quarter of 2001. The early signs impacting Jacada forced us to temper our business plan objectives and resulted in a small staff reduction in July. We did not experience the full effect of global economic conditions until after the September 11th disaster. Once we gained an understanding of the impact these events would have on our business, we implemented the restructuring plan described in Restructuring below.

         Research and Development. Research and development expenses were $6.4 million, $5.0 million, and $3.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increases during these periods were attributable primarily to the addition of personnel in our research and development organization associated with increased development programs, quality assurance and documentation. As a percentage of total revenues, research and development expenses were 25.2%, 19.8%, and 22.4% for the years ended December 31, 2001, 2000 and 1999, respectively.

         Sales and Marketing. Sales and marketing expenses were $14.6 million, $12.9 million and $6.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increases during these periods were attributable to an increase in our sales and marketing personnel during the periods, which were a result of our efforts to expand our sales and marketing initiatives in Europe and to marketing programs aimed at increasing our brand awareness. As a percentage of total revenues, sales and marketing expenses were 57.2%, 51.2% and 44.7% for the years ended December 31, 2001, 2000 and 1999, respectively.

         General and Administrative. General and administrative expenses were $5.7 million, $3.6 million and $2.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increases in general and administrative expenses were in part due to increased personnel and related overhead to support our operations and from an increase in the reserve for potential non-collectable trade receivables associated with the changing global economy. As a percentage of total revenues, general and administrative expenses were 22.2%, 14.4% and 13.4% of total revenues for the years ended December 31, 2001, 2000 and 1999, respectively.

         Non-Recurring Charges. During 2001, we recorded charges associated with an arbitration award, the write-off of previously acquired technology and the cost of our restructuring plan. The total charge was $2.8 million, or 11.2% of revenues.

         Arbitration Charge - In August 1999 a former distributor filed an arbitration complaint against one of our subsidiaries, alleging, among other things, that the subsidiary breached its agreement with such distributor by directly selling our products to a customer which the distributor claimed that it had the exclusive right to sell, entitling the distributor to damages. The arbitration was held in November 2000 and a decision by the arbitrators was entered on April 3, 2001. The arbitrators awarded the distributor a net amount of $392,000, including costs, to date and 50% of amounts billed and collected from the customer in the future. We had previously established a reserve for a potential settlement of $125,000, representing an amount equal to the limitation of liability clause in the agreement. As a result of the award, we recorded a charge in the first quarter of 2001 of $417,000, representing the award to date plus $150,000 for amounts billed to the customer, less the reserve previously recorded. During the fourth quarter of 2001, we reduced the reserve by $150,000 based on the customer's failure to pay the amounts billed during the first quarter of 2001.

         We have appealed the decision of the arbitrators on the grounds that the decision did not cap the subsidiary's exposure to the amount set forth in the limitation of liability provision of the agreement. In the interim, pursuant to the arbitrators' decision, we have provided and will provide on a prospective basis as a selling expense an amount equal to 50% of amounts billed and collected from the customer that relate to the agreement that was the subject of the arbitration proceeding.

         Technology Write Off - During the third quarter of 2001 and as part of our restructuring (see Restructuring below), we revised our product development plan and abandoned the use of technology previously acquired for use in the product development cycle. As a result, we wrote off the unamortized technology in the amount of $1.2 million.

         Restructuring - As a result of global economic conditions and the related impact on our operations, we implemented a worldwide restructuring plan during the fourth quarter of 2001. The plan included the elimination of approximately 25% of our workforce and a general reduction in all operating expenses. As a result of implementing the plan, by year-end, total employment was reduced to 199, and based on expense levels prior to the restructuring, we project a reduction in total expenses of approximately $10 million on an annualized basis. The cost of implementing the restructuring plan was $1.4 million and is included in the results for the fourth quarter of 2001.

         Financial Income (Expense), Net. Net financial income was $2.3 million for the year ended December 31, 2001, $3.1 million for the year ended December 31, 2000 and $0.6 million for the year ended December 31, 1999. In October 1999, we raised approximately $51 million, net of expenses, in an initial public offering. We maintained most of the funds raised in the public offering throughout the balance of 1999, 2000 and the first half of 2001. In August 2001 we used approximately $6.9 million for the acquisition of certain assets of Propelis Software, Inc., a business unit of Computer

Network Technology Corporation, and related expenses. Most of the financial income was generated from investments of our funds in certain financial instruments, which generate interest and investment income.

         Income Taxes. As of December 31, 2001, we had approximately $4.45 million of net operating loss carryforwards for Israeli tax purposes, approximately $0.52 million of net operating loss carryforwards for German tax purposes, approximately $5.8 million of net operating loss carryforwards for United States federal tax purposes and approximately $3.9 million of net operating loss carryforwards for United Kingdom tax purposes available to offset future taxable income. The United States net operating loss carryforwards expire in various amounts between the years 2010 and 2021. The Israeli and the United Kingdom net operating loss carryforwards have no expiration date.

         Net Income (Loss). We generated a net loss of $8.8 million in 2001, net income of $777,000 in 2000 and a net loss of $6,000 in 1999.

B.       LIQUIDITY AND CAPITAL RESOURCES

         Since our inception, we have funded operations primarily through the private placement and public offering of equity securities and, to a lesser extent, borrowings from financial institutions.

         As of December 31, 2001, we had $41.6 million in cash, cash equivalents and investments, all interest bearing. During 2001, operating activities used approximately $1.8 million in cash. The major components using cash during 2001 included the net loss of $8.8 million generated from operations and non-recurring charges and from a reduction in trade payables of $1.6 million. Partially offsetting the use of cash was a reduction in trade receivables of $4.4 million at the end of 2001, the non-cash write-off of acquired technology of $1.2 million and non-cash depreciation and amortization of $1.5 million. The reduction in trade receivables resulted from a decline in days sales outstanding from 74 in 2000 to 66 in 2001 and from a reduction in fourth quarter 2001 revenues in relation to fourth quarter 2000 as a result of global economic conditions.

         As of December 31, 2000, we had $52.5 million in cash, cash equivalents and investments, all interest bearing. During 2000, operating activities used $2.0 million in cash. The major components using cash included an increase in trade receivables of $2.6 million in support of increased revenues, and a decrease in deferred revenues of $2.0 million as we transitioned from selling products and receiving cash in advance of the period in which the revenue is earned as a means of financing operations. Partially offsetting the cash used in operating activities was net income from operations of $0.8 million, non-cash depreciation and amortization of $1.0 million, and increases in trade payables of $0.3 million and accrued expenses of $1.0 million associated with increased business levels relative to 1999.

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

         Expenditures on property and equipment were approximately $1.5 million, $1.7 million and $1.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations. In addition, during 2001 we invested approximately $6.9 million in the acquisition of certain assets of Propelis Software, a business unit of Computer Network Technology Corporation, and $0.7 million to license technology for use in product development.

         The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value of such assets at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill. Fair value of assets acquired and liabilities assumed approximates their book value. Fair value of technology rights was determined using the income approach, which reflects the present value of the projected earnings to be generated by the product which incorporates the technology. Based on the income approach, technology rights were valued at $1.3 million and determined to have a remaining life of five years, based on the product life cycle.

         We have raised approximately $53.3 million, net of issuance costs, from sales of equity securities and the exercise of stock options from 1999 through December 31, 2001 consisting of $0.2 million, $1.0 million, $52.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

         We have financed our operations and capital requirements through the sale of equity securities (described above) and bank borrowings in past years. We have a $2.8 million credit facility with two banks, which is secured by substantially all of our assets in Israel. We have borrowed under the facility from time to time on terms that vary for each borrowing. There were no borrowings outstanding as of December 31, 2001 under the facility.

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

         C.       RESEARCH AND DEVELOPMENT

         We believe that strong product development capabilities are essential to our strategy of continuing to enhance and expand the capabilities of our products in order to continue to provide our customers with enabling solutions. We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited key software engineers and developers with experience in Java, communications, expert systems and Internet technologies.

         Our research and development efforts have been primarily focused on enhancing and adding functionality to our existing products and adding new products based on our expectations of future technologies and industry trends.

         Our research and development expenses were $6.4 million for the year ended December 31, 2001, $5.0 million for the year ended December 31, 2000 and $3.3 million for the year ended December 31, 1999. As of December 31, 2001, 2000 and 1999, respectively, we had 62, 63 and 46 employees engaged in our product development activities.

D.       TREND INFORMATION

         We have been affected by global economic conditions in that existing and potential customers are closely monitoring their capital investments in products such as ours. The early effects of these conditions on Jacada forced us to temper our business plan objectives and resulted in a small staff reduction in July 2001. We did not experience the full effect of global economic conditions until after the September 11th disaster. Once we gained an understanding of the impact these events would have on our business, we implemented the restructuring plan described in Restructuring above. Our sales cycle generally continues to be at least six months from the date we qualify a prospective customer, but could be longer based on specific circumstances. We have no backlog of orders, as backlog is not a significant factor in our business.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth certain information regarding our executive officers and directors as of March 31, 2002:

Name                           Age                         Position
------------------------    --------   --------------------------------------------------
Gideon Hollander(1)(2)         37      Chief Executive Officer and Director
Michael  J. Potts              39      President
Robert C. Aldworth             48      Chief Financial Officer
Peter M. Fausel                42      President, Jacada Inc.
David Holmes                   46      Senior Vice President, Marketing
Nimrod Gil-Ad                  36      Vice President, Research and Technology and Chief
                                       Technology Officer
Tzvia Broida                   32      Vice President, Finance
Christian Singer               38      Managing Director, Jacada Deutschland GmbH
Michael Warner                 41      Managing Director, Jacada (Europe) Limited
Yossie Hollander(1)            44      Chairman of the Board and Director
Amnon Shoham(1)(2)(3)          44      Director
Ohad Zuckerman(3)              36      Director
Naomi Atsmon(3)                49      Director

--------------
(1)      Member of the Executive Committee
(2)      Member of the Compensation Committee
(3)      Member of the Audit Committee

         Gideon Hollander was a co-founder of Jacada in 1990 and has served as our Chief Executive Officer since1990. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations.

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

         Peter M. Fausel has been President of Jacada, Inc. since January 2001. During 2000, he was the senior vice president of sales and marketing at Ross Systems, Inc. From 1995 to 2000, Mr. Fausel held various positions at Invensys PLC, a software company, including managing director of a business segment. From 1983 until 1995, he worked for ABB Group, holding positions in sales and general management.

         David Holmes has been Senior Vice President, Marketing since June 1998 and Vice President of Marketing since October 1995. From June 1991 to October 1995, Mr. Holmes was Marketing Director for KnowledgeWare, Inc., later acquired by Sterling Software, Inc. From March 1984 to June 1991, Mr. Holmes was a consultant for Deloitte & Touche. Mr. Holmes holds a masters degree in Decision Sciences from Georgia State University and an undergraduate degree in Industrial Economics from Union College in Schenectady, New York.

         Nimrod Gil-Ad was a co-founder of Jacada in 1990 and currently serves as our Vice President, Research and Technology and Chief Technology Officer. From 1988 to 1990, Mr. Gil-Ad worked at Algorithmic Research Limited, later acquired by Cylink, a world leader in the fields of cryptography, access control and communications security. From 1983 to 1988, Mr. Gil-Ad was part of an elite unit in the Israel Defense Forces where he specialized in systems programming and design. Mr. Gil-Ad directed the development of new software concepts including one of the first full client/server systems in 1985. Mr. Gil-Ad holds an undergraduate degree in Mathematics and Computer Science from the Tel-Aviv University, Israel.

         Tzvia Broida is the Vice President, Finance of Jacada Ltd., having served in this capacity since March 2000. Mrs. Broida has held various positions at Jacada since August 1995. From 1994 to 1995, Mrs. Broida worked as an accountant at the accounting firm of Yehuda Ehrlich & Partners. From 1992 to 1994, Mrs. Broida worked as an accountant at the accounting firm of Vexler, Kodenzick & Partners. Mrs. Broida holds a BA degree in Accounting and Economics from the Jerusalem University.

         Christian Singer has been Managing Director of Jacada Deutschland GmbH since February 2001. From April 2000 until he joined Jacada, Mr. Singer worked as Business Unit Manager and Director Sales & Marketing for Geac Central Europe. From 1997 to 2000, he held various positions in Baan Company in Germany and the UK, where he successfully established the Baan Automotive Organisation. Between 1992 and 1997, Mr. Singer was employed at Zeuna Starker GmbH & Co KG, a German Tier 1 automotive supplier with operations on three continents. Mr. Singer holds a Business Degree from Augsburg University, Germany and an MBA from City University Business School in London, England.

         Michael Warner has been Managing Director, Jacada (Europe) Limited since August 2001. From May 2000 until July 2001, Mr. Warner was the Director, Worldwide

Channels, of Jacada Europe Limited. From 1995 to June 2000, he held various sales management positions with Sterling Software UK Limited, later acquired by Computer Associates Inc. until his resignation as Regional Manager, Eastern Europe. From 1990 to 1995 he held various sales positions at McDonnell Douglas Information Systems Ltd., an international software provider.

         Yossie Hollander has been chairman of the board of directors of Jacada since November 1995 and a director since 1990. Mr. Hollander was a founder of, and from 1983 to 1994 served as the Chief Executive Officer of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Yossie Hollander is Gideon Hollander's brother.

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

         Naomi Atsmon has served as a director of Jacada since June 2001. Ms. Atsmon is a Division President of Amdocs Ltd., a position she has held since July 1997. From 1994 until 1997, Ms. Atsmon served as a vice president at Amdocs Ltd. Ms. Atsmon has held various positions at Amdocs since 1986. Prior to joining Amdocs, Ms. Atsmon was a project manager at Bank Hapoalim. Ms. Atsmon holds a degree in Management and Industrial Engineering from Haifa Technion.

B.       COMPENSATION

         The aggregate remuneration we paid for the year ended December 31, 2001 to all executive officers as a group (7 persons, including our former General Manager of Israeli Operations, who resigned effective February 17, 2002), was $1,552,729 in salaries, fees, commissions and bonuses. This amount includes $49,765 set aside or accrued to provide for pension, retirement or similar benefits provided to our executive officers.

         Directors who are not executive officers do not receive compensation for their service on the board of directors or any board of directors committee. However, all non-management directors are entitled to be reimbursed for their expenses for each board of directors meeting attended. Directors also receive options to purchase our ordinary shares.

         As of December 31, 2001, options to purchase 2,129,778 ordinary shares granted to our directors and executive officers (11 persons, including our former General Manager of Israeli Operations, who resigned effective February 17, 2002) under our option plans were outstanding. The weighted average exercise price of these options was $3.58 per share.

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

         - Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2004; and

         - Class III directors, whose terms expire at the annual meeting of shareholders to be held in 2002.

         Our Class I directors are Amnon Shoham and Ohad Zuckerman. Our Class II director is Naomi Atsmon. Our Class III directors are Gideon Hollander and Yossie Hollander.

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

AUDIT COMMITTEE

         We are currently subject to the provisions of the new Israeli Companies Law which became effective on February 1, 2000 and which replaced the old Companies Ordinance. Under the Israeli Companies Law, an audit committee is required to be appointed by the board of directors. The audit committee must consist of at least three members, and include our external directors. Neither the Chairman of the board of directors, directors employed by us or granting services to us on a permanent basis, nor any controlling shareholder or any relative of a controlling shareholder may serve on the audit committee.

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

         The current members of the audit committee are: Amnon Shoham, Ohad Zuckerman and Naomi Atsmon.

         In addition, the new Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. We have appointed Fahn Kanne Control Management Ltd. to serve as our internal auditor.

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

         A person may not serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an external director. Any committee of the board of directors must include at least one external director. An external director is only entitled to compensation as provided in regulations to be adopted under the new law. Amnon Shoham, Ohad Zuckerman, and Naomi Atsmon are currently serving as our external directors.

D.       EMPLOYEES

         As of December 31, 2001, we had 75 employees in Israel, 114 in the United States, and 10 in Europe. Of our 199 employees, 62 were engaged in research and development, 53 in sales, marketing and business development, 49 in professional services and technical support and 35 in finance, administration and operations.

         With respect to our Israeli employees, we are subject to Israeli labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

         Furthermore, with respect to our Israeli employees, we are subject to provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israeli) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. To date, we have not experienced any work stoppages.

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

                  We have reserved 5,760,450 ordinary shares for issuance upon the exercise of options to be granted to officers, directors, employees and consultants of our subsidiaries. As of December 31, 2001, options to purchase 3,596,270 ordinary shares were outstanding under the option plans (this excludes 18,000 options to vendors). The weighted average exercise price of options outstanding under our option plans is $4.52 as of December 31, 2001.

                  Our option plans are administered by our board of directors and the compensation committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants of ours or our subsidiaries. In addition, pursuant to the option plans, the exercise price of options shall be determined by our compensation committee but may not be less than the par value of the ordinary shares. The vesting schedule of the options is also determined by our compensation committee but generally the options vest over a three to four year period. Each option granted under the option plans is exercisable until the earlier of ten years from the date of the grant of the option or the expiration dates of the respective option plans. The 1994 Option Plan, the 1996 Option Plan and the 1999 Option Plan will expire on December 31, 2003, December 31, 2005 and December 31, 2009, respectively.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table sets forth, to the best of our knowledge, as of December 31, 2001, those shareholders that own 5% or more of our capital stock.

NAME OF BENEFICIAL OWNER (1)              NUMBER OF SHARES OWNED      PERCENTAGE
----------------------------              ----------------------      ----------
The Goldman Sachs Group, Inc.(1)                1,781,513                9.6%
Meir Barel,  M.D. (2)                           1,712,814                9.2%
Yossie Hollander (3)                            1,311,280                7.1%
Gideon Hollander  (4)                           1,189,988                6.4%
Airbus Foundation (5)                           1,146,300                6.2%

(1) Based on a Schedule 13G/A filed with the Commission on February 14, 2002, this amount represents 1,781,513 ordinary shares owned by certain investment partnerships, of which affiliates of The Goldman Sachs Group, Inc. ("GS Group") are the general partner, managing general partner or investment manager, including (a) 1,117,763 ordinary shares held by GS Capital Partners II, L.P.; (b) 444,368 ordinary shares held by GS Capital Partners II Offshore, L.P.; (c) 41,227 ordinary shares held by GS Capital Partners II (Germany) Civil Law Partnership; (d) 119,925 ordinary shares held by Stone Street Fund 1997, L.P.; and (e) 58,230 ordinary shares held by Bridge Street Fund 1997, L.P. GS Group disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than GS Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. We make no representation as to the accuracy or completeness of the information reported. The address of GS Group is 85 Broad Street, New York, NY 10004.

(2) Based on a Schedule 13G/A filed with the Commission on February 11, 2002, this amount represents ordinary shares held by the following entities of which Dr. Barel is the sole director and primary owner: (a) 1,038,278 ordinary shares held by SVM Star Venture Capital Management Ltd. (Star Israel) and (b) 647,242 ordinary shares held by Star Ventures Management GmbH no. 3 (Star Germany). We make no representation as to the accuracy or completeness of the information reported. The address of Dr. Barel is Possartstrasse 9, D-81679, Munich, Germany.

(3) Based on a Schedule 13G filed with the Commission on November 15, 2001. Does not include 302,670 ordinary shares held by Dana Hollander (Yossie Hollander's wife). Mr. Hollander disclaims any beneficial ownership in these shares. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 11 Galgalei Haplada Street, Herzliya, 46722, Israel.

(4) Based on a Schedule 13G filed with Commission on February 13, 2001. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 11 Galgalei Haplada Street, Herzliya, 46722, Israel.

(5) Based on a Schedule 13G/A filed with the Commission on January 30, 2002, this amount represents 1,146,300 ordinary shares held by Airbus Foundation. We make no representation as to the accuracy or completeness of the information reported. The address of Airbus Foundation is c/o Allegemeines, Treuunternehmen, P.O. Box 83, FL - 9490 Vaduz, Liechtenstein.

         As of March 11, 2002, there were 2,209 record holders of Jacada shares in the United States, which represented 39% of the outstanding shares as of such date.

B.       RELATED PARTY TRANSACTIONS

         A loan in the amount of $60,000 was made in November 2000 to Tzvia Broida, who is our Vice President of Finance. The loan, which bears interest in accordance with Israeli law at the rate of 4% per annum, is evidenced by a promissory note. The loan is repayable in monthly installments of 2,000 NIS (about $430) beginning in October 2001 (the monthly installments increased to 5,000 NIS (about $1,100) in February 2002). The amount outstanding on such loan on December 31, 2001 was 257,978 NIS (approximately $56,082).

C.       INTERESTS OF EXPERT AND COUNSEL

         Not applicable.

ITEM 8: FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

SEE ITEM 18 FOR AUDITED CONSOLIDATED FINANCIAL STATEMENTS.

EXPORT SALES

         The Company generated approximately 90% of its revenues in North America and approximately 10% in Europe during the period beginning January 1, 2001 and ending December 31, 2001.

LEGAL PROCEEDINGS

         We are, from time to time, a party to legal proceedings which are incidental to our business. For example, on August 31, 1999, a former distributor filed a complaint with the American Arbitration Association against one of our subsidiaries. The arbitration complaint alleged, among other things, that our subsidiary breached its agreement with the former distributor by directly selling products to a customer which the distributor claimed was in violation of its exclusive right to sell to the customer, and that the distributor is entitled to damages of $3.5 million. The arbitration was held in November 2000 and a decision by the arbitrators was entered on April 3, 2001. The arbitrators awarded the distributor a net amount of $392,000 and 50% of the amounts of any revenue actually received from the customer in question in the future. Our management believes that our subsidiary did not breach its agreement with the distributor and that no damages were caused to the distributor. Moreover, the agreement with the distributor sets a limit on the subsidiary's liability under the agreement, which the arbitrators disregarded. We have appealed the arbitrators' decision, and the matter is currently pending before the United States District Court in the Western District of Michigan.

         In November 2001, we received a letter from Inrange Corporation alleging that a software product we acquired from Computer Network Technology Corporation ("CNT") as part of the Propelis Software acquisition in August 2001 infringed a United States patent which was exclusively licensed to Inrange Corporation. Upon receipt of the letter, we made a claim for indemnification against CNT under the purchase agreement between CNT and the Company. CNT has denied that the software product infringes the Inrange patent in question and therefore has informed us that it has no obligation to indemnify the Company. At present, we have received no further communication from Inrange; however, we do not know whether Inrange will continue to pursue this matter or the amount of damages Inrange may claim.

         We do not believe that any other legal proceeding to which we have been or currently are a party has had, or is likely to have, a material impact upon us.

DIVIDEND POLICY

         We have no current intention of paying dividends.

B.       SIGNIFICANT CHANGES

         There have been no significant changes since the date of our financial statements filed with Form 20-F/A for the year 2000.

ITEM 9: THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

SHARE HISTORY

         Our ordinary shares are quoted on the NASDAQ National Market under the symbol "JCDA" and on the Tel Aviv Stock Exchange under the same symbol or its Hebrew equivalent.

         The following table shows the high and low market prices on the NASDAQ of our ordinary shares in the indicated years. Trading in our shares on the NASDAQ commenced on October 14, 1999.

         Year                  Period                              High         Low
         ----                  ------                             -------      ------
         1999                  10/14/99 - 12/31/99                $37.375      $8.000
         2000                  01/01/00 - 12/31/00                 33.375       4.375
         2001                  01/01/01 - 12/31/01                  6.300       2.050

         The following table shows the high and low market prices on the NASDAQ for our ordinary shares for each financial quarter since trading commenced.

         Period                             High              Low
         ------                            -------          -------
         10/14/99 - 12/31/99               $37.375          $ 8.000
         01/01/00 - 03/31/00                33.375           14.625
         04/01/00 - 06/30/00                17.000            7.625
         07/01/00 - 09/30/00                13.500            8.625
         10/01/00 - 12/31/00                 8.625            4.375
         01/01/01 - 03/31/01                 6.250            4.375
         04/01/01 - 06/30/01                 6.300            3.437
         07/01/01 - 09/30/01                 4.240            2.250
         10/01/01 - 12/31/01                 3.200            2.050
         01/01/02 - 03/31/02                 3.740            2.820

         The following table shows the high and low market prices on the NASDAQ for our ordinary shares for the most recent six months.

         Month                                High             Low
         -----                               ------           -----
         March 2002                          $3.74            $3.13
         February 2002                        3.25             3.01
         January 2002                         3.50             2.82
         December 2001                        3.18             2.62
         November 2001                        3.20             2.14
         October 2001                         2.40             2.05

The following table shows the high and low market prices on the Tel Aviv Stock Exchange ("TASE") of our ordinary shares in the indicated years. Trading in our shares on the TASE commenced on June 18, 2001. Share prices in the TASE are denominated in New Israeli Shekels. The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rate between the U.S. Dollar and the NIS as of December 31, 2001.

         Year        Period                     High            Low
         ----        ------                    ------          -----
         2001        06/18/01 - 12/31/01       $4.16           $2.05

         The following table shows the high and low market prices on the TASE for our ordinary shares for each financial quarter since trading commenced.

         Period                                 High             Low
         ------                                ------           -----
         06/18/01 - 06/30/01                    $4.16           $3.84
         07/01/01 - 09/30/01                     4.07            2.50
         10/01/01 - 12/31/01                     3.12            2.05
         01/31/02 - 03/31/02
                                                -----

         The following table shows the high and low market prices on the TASE for our ordinary shares for the most recent six months.

         Month                                 High               Low
         -----                                ------             -----
         March 2002                           $____              $____
         February 2002                         3.25               3.01
         January 2002                          3.50               2.82
         December 2001                         3.18               2.62
         November 2001                         3.20               2.14
         October 2001                          2.40               2.05

B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

         Our ordinary shares are quoted on the NASDAQ National Market under the symbol "JCDA" and on the Tel Aviv Stock Exchange under the same symbol or its Hebrew equivalent.

D.       SELLING SHAREHOLDERS

         Not applicable.

E.       DILUTION

         Not applicable.

F.       EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10: ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         For a copy of our Memorandum of Association and our Articles of Association, see Item 19, Exhibits 1.1 and 1.2 which have been incorporated by reference as part of this Annual Report from our Registration Statement on Form F-1, File No. 333-10882.

In addition, because we are an Israeli company, we are governed by recently enacted provisions of the Israeli Companies Law which are described below along with certain provisions of our governing documents.

APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS

         The Israeli Companies Law imposes a duty of care and a duty of loyalty on all of a company's office holders as defined below, including directors and executive officers. The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. An "office holder" as defined in the Israeli Companies Law is a director, a general manager, a chief executive officer, a deputy chief executive officer, a vice chief executive officer, other managers directly subordinate to the chief executive officer and any person who fills one of the above positions without regard to title.

         The Israeli Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. Once an office holder complies with these disclosure requirements, the board of directors may approve a transaction between the company and the office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company's interest cannot be approved. If the transaction is an extraordinary transaction under the Israeli Companies Law, then, in addition to any approval stipulated by the articles of association, it also requires audit committee approval before board approval and, in specified circumstances, subsequent shareholder approval. Any transaction between a company and one of its directors relating to the conditions of the director's service, including in relation to exculpation, insurance or indemnification, or in relation to the terms of the director's service in any other capacity requires audit committee approval before board approval and subsequent shareholder approval.

         The Israeli Companies Law also provides that a director with an interest in an extraordinary transaction brought before the board or the audit committee for its approval may not vote on the approval and may not be present for the discussion of the issue. However, this rule would not apply if a majority of the directors or a majority of the members of the audit committee also possessed an interest in the transaction.

RIGHTS, PREFERENCES AND RESTRICTIONS UPON SHARES

         Our Board of Directors may from time to time declare, and cause the Company to pay, an interim dividend and final dividend for any fiscal year only out of retained earnings, or earnings derived over the two most recent fiscal years, whichever is higher. Our articles provide that the final dividend in respect of any fiscal year shall be proposed by the Board of Directors and shall be payable only after the same has been approved by a resolution of the shareholders of the Company, approved by a simple majority. However, no such resolution shall provide for the payment of an amount exceeding the amount proposed by the Board of Directors for the payment of such final dividend, and no such resolution or any failure to approve a final dividend shall affect any interim dividend theretofore declared and paid. The Board of Directors shall determine the time for payment of such dividends, both interim and final, and the record date for determining the shareholders entitled thereto.

         Subject to the provisions of our articles of association and subject to any rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, the profits of the Company which shall be declared as dividends shall be distributed according to the proportion of the nominal value paid upon account of the shares held at the date so appointed by the Company, without regard to the premium paid in excess of the nominal value, if any. No amount paid or credited as paid on a share in advance of calls shall be treated as paid on a share.

         If the Company is wound up, after satisfying liabilities to creditors, then subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to their respective holdings.

         Holders of ordinary shares have one vote for each fully-paid share held of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

         We may, subject to applicable law, issue redeemable shares and redeem the same. In addition, our Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon shareholders in respect of any sum which has not been paid up in respect of shares held by such shareholders.

         Under the Israeli Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval requires that: (a) the majority of shares voted at the meeting, including at least one third of the shares of disinterested shareholders voted at the meeting, vote in favor of the transaction; or (b) the total number of shares of disinterested shareholders voted against the transaction does not exceed one percent of the aggregate voting rights in the company.

         The Israeli Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with voting at a shareholders' meeting on:

     -   Any amendment to the articles of association;

     -   An increase in the company's authorized capital;

     -   A merger; or

     - Approval of some of the acts and transactions which require shareholder approval.

         A shareholder has the general duty to refrain from depriving other shareholders of their rights. Any controlling shareholder, any shareholder that knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of associations, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Israeli Companies Law does not describe the substance of this duty.

AMENDMENT OF ARTICLES

         Our articles require, in order to amend the articles, the approval of the holders of at least 75% of the shares represented at a meeting, in person or by proxy, with the right to vote on the issue ("Special Resolution"). However, the Israeli Companies Law requires only the consent of at least 50% of the voting power of the company represented at a meeting and voting on the change for amendment of articles of association ("Ordinary Resolution").

SHAREHOLDERS MEETINGS AND RESOLUTIONS

         We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Extraordinary general meetings may be called by our board whenever it sees fit, at such time and place, within or without the State of Israel, as it may determine. In addition, the Israeli Companies Law provides that the board of a public company is required to convene an extraordinary meeting upon the request of (a) any two directors of the company or one quarter of the company's board of directors or (b) one or more shareholders holding, in the aggregate, (i) five percent of the outstanding shares of the company and one percent of the voting power in the company or (ii) five percent of the voting power in the company.

         The quorum required by our articles for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33.3% of the voting power in our Company. Our articles differ from the Israeli Companies Law in this respect, as under the Israeli Companies Law only the presence of two shareholders holding at least 25% of the voting power in the Company is required for a quorum. A meeting adjourned for lack of quorum is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting decides with the consent of the holders of a majority of the voting power represented at such meeting. At such reconvened meeting, the required quorum consists of any two shareholders present in person or by proxy.

         Our articles enable our board to fix a record date to allow us to determine the shareholders entitled to notice of, or to vote at, any general meeting of our shareholders. The Israeli Companies Law provides that a record date may not be more than 40 nor less than four days before the date of the meeting. Each shareholder of record as of the record date determined by the board may vote the shares then held by that shareholder unless all calls and other sums then payable by the shareholder in respect of its shares have not been paid.

LIMITATION ON OWNERSHIP OF SECURITIES

         The ownership and voting of our ordinary shares by non-residents of Israel are not restricted in any way by our articles or by the laws of the State of Israel, except for shareholders who are subjects of countries that are in a state of war with the State of Israel.

MERGERS AND ACQUISITIONS; ANTI-TAKEOVER PROVISIONS

         The Israeli Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of the 75% of the company's shares, present and voting on the proposed merger at a shareholders' meeting, provided that the merger is not objected to by a majority of the shares represented at the meeting after excluding shares held by the other party to the merger or any person holding at least a 25% interest in such other party, including related parties or entities under the other party's control.

         The Israeli Companies Law does not require court approval of a merger other than in specified situations. However, upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger to their creditors.

         A merger may not be completed unless at least 70 days have passed from the time that a request for the approval of the merger has been filed with the Israeli registrar of companies. This request may be filed once a shareholder meeting has been called to approve the merger.

         The Israeli Companies Law also provides that the acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there already is a 50% shareholder of the company.

         If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company, that acquisition must be made by means of a tender offer for all of the target company's shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

         Our articles contain provisions which could delay, defer or prevent a change in our control. These provisions include the staggered board provisions of our articles described above under Item 6 C.

CHANGES IN CAPITAL

         Our articles enable us to increase our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution passed by a majority of the holders of at least 75% of our shares represented, in person or by proxy, at a general meeting voting on such change in the capital. Our articles differ from the Israeli Companies Law in this respect, as under the law changes in capital require approval only of a majority of the voting power of a company represented at the relevant shareholders meeting and voting thereon.

C.       MATERIAL CONTRACTS

         In May 2000, we acquired an irrevocable, paid-up, perpetual, non-exclusive worldwide license to certain technology owned by Cortlandt Reade Technical Corporation ("CRTR"). In accordance with the terms and conditions of the license agreement, CRTR has provided and will continue to provide consulting and development services to integrate the technology into Jacada's software products. The purchase price for the license and for the consulting and development services was $1.5 million, $1.2 million of which has been paid. Jacada is obligated to pay CRTR the remaining balance of $300,000 three months after the date that the Jacada software product which incorporates the licensed technology is made generally available by Jacada. During the third quarter of 2001 and as part of our restructuring, we revised our product development plan and abandoned the use of technology acquired from CRTR.

         In August 2001, we acquired from Computer Network Technology Corporation certain assets and assumed certain liabilities related to its business unit known as Propelis Software pursuant to an Asset Purchase Agreement. The purchase price for Propelis Software was $7,463,000, which includes a warrant issued to Computer Network Technology Corporation to purchase 350,000 ordinary shares of Jacada, the fair value of which was $500,000. Among the assets we acquired from Computer Network Technology Corporation was the software product now known as Jacada Integrator, as well as certain software license, maintenance and support, and consulting services agreements with customers.

         Other than the foregoing, we have entered into no material contracts outside of the ordinary course of business for the two year period ending December 31, 2001.

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

         We currently have Approved Enterprise programs under the Capital Investments Law, which entitle us to certain tax benefits. The tax benefit period for these programs has not yet commenced. We have elected to participate in three Alternative Benefit Programs. Income derived from our Alternative Benefit Programs is exempt from tax for a period of two years, commencing in the first year in which we generate taxable income from the Approved Enterprise. For the five years following this two year period of exemption, we are subject to a reduced tax rate of up to 25% as mentioned above. See note 10 to our consolidated financial statements.

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

         TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY.

         We will be deemed to be a passive foreign investment company or PFIC if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if 50% or more of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds. We do not expect to be treated as a PFIC for 2001. The tests for determining PFIC status, however, are applied annually based on facts and circumstances, and it is difficult to make accurate predictions of future income, assets and activities which are relevant to this determination and that to some extent, may be beyond our control. Accordingly, there can be no assurance that we will never be deemed to be a PFIC. If we were deemed to be a PFIC, and a U.S. Holder did not make an election to treat us as a "qualified electing fund" (as described below), U.S. Holders could be subject to adverse tax consequences upon receipt of certain distributions from us or upon disposition of our ordinary shares, including denial of capital gains rates and interest charges.

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

         We develop products in Israel and sell them in North America and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in dollars, an increase in the value of the dollar could make our products less competitive in foreign markets. The foreign currency exchange rate effects for the year ended December 31, 2001, 2000, and 1999 were immaterial. Our interest expense is sensitive to changes in LIBOR. Due to the nature and levels of our borrowings, we have concluded that there is no material market risk exposure.

         We invest in U.S. Treasury notes, investment grade U.S. corporate securities and dollar deposits with banks. These investments typically carry fixed interest rates. Until September 2001 our marketable securities were designated under FAS 115 as held-to-maturity marketable securities. As a result of unexpected events, we sold our held-to-maturity marketable securities. As of December 31, 2001, our marketable securities were designated as available for sale. If we hold these securities to the maturity date, financial income over the holding period is not sensitive to changes in interest rates.

         As of December 31, 2001, we had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.

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

         The net proceeds that we received as a result of the offering were $50,568,390. As of December 31, 2001, the net proceeds have been used to invest in a variety of financial instruments and for general corporate purposes. More specifically, a portion of the proceeds, $6.9 million, was used to purchase certain assets of Propelis Software, Inc., a business unit of Computer Network Technology Corporation. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 17: FINANCIAL STATEMENTS

         See Item 18.

ITEM 18: FINANCIAL STATEMENTS

ITEM 19: EXHIBITS

Exhibit           Description of Document
Number            -----------------------
-------
1.1               Memorandum of Association of the Company (incorporated by
                  reference to Exhibit 3.1 from the Company's Registration
                  Statement filed on Form F-1 (file no. 333-10882)).

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

4.4 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 from the Company's Registration
                  Statement filed on Form F-1 (file no. 333-10882)).

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

4.8 Technology and Product License Agreement between the Company and Cortlandt Reade Technical Corporation dated May 25, 2000
                  (incorporated by reference to the Company's Annual Report on Form 20-F for the year end December 31, 2000).

4.9               Amendment to 1999 Share Option and Incentive Plan
                  (incorporated by reference to Exhibit 10.2 from the Company's
                  Registration Statement on Form S-8 (file no. 333-73650)

4.10              Asset Purchase Agreement dated as of August 19, 2001 among the
                  Company and its subsidiaries and Computer Network Technology
                  Corporation and its subsidiaries

4.11 First Amendment to Asset Purchase Agreement among the Company and its subsidiaries and Computer Network Technology
                  Corporation and its subsidiaries dated August 23, 2001

8 List of Jacada's Subsidiaries (incorporated by reference to the Company's Annual Report on Form 20-F for the year end
                  December 31, 2000).

10                Consent of Kost, Forer and Gabbay, a member of Ernst & Young
                  International.

SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on April 9, 2002.

                                     JACADA LTD.



                                     /s/ Robert C. Aldworth
                                     ------------------------------------------
                                     By: Robert C. Aldworth
                                         Chief Financial Officer

                                   JACADA LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2001


                                 IN U.S. DOLLARS




                                      INDEX


                                                               PAGE
                                                            ----------
REPORT OF INDEPENDENT AUDITORS                              F-2

CONSOLIDATED BALANCE SHEETS                                 F-3 -   F4

CONSOLIDATED STATEMENTS OF OPERATIONS                       F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY               F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                       F-7 -  F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  F-9 - F-31

(ERNST & YOUNG LOGO)
                           - KOST FORER & GABBAY            Phone: 972-3-6232525
                             3 Aminadav St.                 Fax:   972-3-5622555
                             Tel-Aviv 67067, Israel




                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                                   JACADA LTD.


           We have audited the accompanying consolidated balance sheets of Jacada Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



Tel-Aviv, Israel                                          KOST FORER & GABBAY
January 29, 2002                                     A Member of Ernst and Young
                                                            International

                                                                     JACADA LTD.

CONSOLIDATED BALANCE SHEETS

U.S. DOLLARS IN THOUSANDS

                                                                                   DECEMBER 31,
                                                                              ------------------------
                                                                                2001            2000
                                                                              --------        --------
 ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                     $  5,982        $  9,360
Short-term bank deposits                                                            --           5,309
Marketable securities                                                           35,660          32,154
Trade receivables (net of allowance for doubtful accounts of $1,022
and $ 204 at December 31, 2001 and 2000, respectively)                           4,261           6,403
Other current assets                                                               626             485
                                                                              --------        --------

 Total current assets                                                           46,529          53,711
                                                                              --------        --------

LONG-TERM INVESTMENTS:
Marketable securities                                                               --           5,644
Severance pay fund                                                                 567             548
Long-term other assets                                                             203             369
                                                                              --------        --------

 Total long-term investments                                                       770           6,561
                                                                              --------        --------

PROPERTY AND EQUIPMENT, NET                                                      3,632           3,151
                                                                              --------        --------

OTHER ASSETS, NET:
Technology (net of accumulated amortization of  $ 95 and $ 126 at
 December 31, 2001  and 2000, respectively)                                      1,245           1,374
Goodwill                                                                         4,283              --
                                                                              --------        --------

 Total other assets                                                              5,528           1,374
                                                                              --------        --------

                                                                              $ 56,459        $ 64,797
                                                                              ========        ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

CONSOLIDATED BALANCE SHEETS

U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                    DECEMBER 31,
                                                                              ------------------------
                                                                               2001             2000
                                                                              --------        --------
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of  long-term debt                                            $     --        $     12
Trade payables                                                                     750           2,105
Deferred revenues                                                                2,065           1,046
Accrued expenses and other liabilities                                           4,089           3,808
                                                                              --------        --------

Total current liabilities                                                        6,904           6,971
                                                                              --------        --------

LONG-TERM LIABILITIES:
Accrued severance pay                                                              967           1,036
Other long-term payable                                                             --             144
                                                                              --------        --------

Total long-term liabilities                                                        967           1,180
                                                                              --------        --------

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value:
  Authorized: 30,000,000 shares as of December 31, 2001 and 2000;
  Issued and outstanding: 18,537,704 and 18,428,531 shares as of
   December 31, 2001 and 2000, respectively                                         54              54
Additional paid-in capital                                                      68,486          67,843
Deferred stock compensation                                                        (71)           (161)
Accumulated deficit                                                            (19,881)        (11,090)
                                                                              --------        --------

Total shareholders' equity                                                      48,588          56,646
                                                                              --------        --------

                                                                              $ 56,459        $ 64,797
                                                                              ========        ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------
                                                       2001               2000              1999
                                                     ---------         ---------         ---------
Revenues:
  Software licenses                                  $  10,930         $  15,506         $   8,831
  Services                                               8,986             6,070             3,362
  Maintenance                                            5,630             3,540             2,406
                                                     ---------         ---------         ---------

Total revenues                                          25,546            25,116            14,599
                                                     ---------         ---------         ---------

Cost of revenues:
  Software licenses                                        520               725               639
  Services                                               4,859             3,636             1,619
  Maintenance                                            1,705             1,574             1,121
                                                     ---------         ---------         ---------

Total cost of revenues                                   7,084             5,935             3,379
                                                     ---------         ---------         ---------

Gross profit                                            18,462            19,181            11,220
                                                     ---------         ---------         ---------

Operating expenses:
  Research and development                               6,446             4,979             3,267
  Sales and marketing                                   14,619            12,873             6,529
  General and administrative                             5,679             3,624             1,960
  Non-recurring charges                                  2,846                --                --
                                                     ---------         ---------         ---------

Total operating expenses                                29,590            21,476            11,756
                                                     ---------         ---------         ---------

Operating loss                                         (11,128)           (2,295)             (536)
Financial expenses                                        (209)             (131)             (240)
Financial income                                         2,539             3,213               770
                                                     ---------         ---------         ---------

Income (loss) before taxes on income                    (8,798)              787                (6)
Taxes on income (benefit)                                   (7)               10                --
                                                     ---------         ---------         ---------

Net income (loss)                                    $  (8,791)        $     777         $      (6)
                                                     =========         =========         =========

Basic net earnings (loss) per share                  $   (0.48)        $    0.04         $   *) --
                                                     =========         =========         =========

Diluted net earnings (loss) per share                $   (0.48)        $    0.04         $   *) --
                                                     =========         =========         =========

*) Represents an amount lower than $ 0.01

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                          CONVERTIBLE
                                                        PREFERRED SHARES                   ORDINARY SHARES           ADDITIONAL
                                                   -------------------------          ------------------------        PAID-IN
                                                     SHARES           AMOUNT            SHARES          AMOUNT        CAPITAL
                                                   ----------         ------          -----------       ------      -----------
Balance as of January 1, 1999                       8,407,635         $  26            3,621,893        $  12         $ 14,887
Issuance of Preferred "C" shares, net                 389,490             2                   --           --            1,237
Conversion of Ordinary shares into
  Preferred shares                                     31,155         *) --              (31,155)       *) --               --
Conversion of Preferred shares into
  Ordinary shares                                  (8,828,280)          (28)           8,828,280           28               --
Issuance of Ordinary shares, net                           --            --            5,175,000           12           50,556
Exercise of stock options, net                             --            --               16,875        *) --               19
Deferred stock compensation                                --            --                   --           --              242
Amortization of deferred stock compensation                --            --                   --           --               --
Net loss                                                   --            --                   --           --               --
                                                   ----------         -----          -----------        -----         --------

Balance as of December 31, 1999                            --            --           17,610,893           52           66,941
Exercise of stock options, net                             --            --              817,638            2              958
Cancellation of deferred stock compensation                --            --                   --           --              (56)
Amortization of deferred stock compensation                --            --                   --           --               --
Net income                                                 --            --                   --           --               --
                                                   ----------         -----          -----------        -----         --------

Balance as of December 31, 2000                            --            --           18,428,531           54           67,843
Exercise of stock options, net                             --            --              109,173        *) --              158
Cancellation of deferred stock compensation                --            --                   --           --              (15)
Amortization of deferred stock compensation                --            --                   --           --               --
Issuance of warrant in respect of the
  acquisition
of Propelis                                                --            --                   --           --              500
Net loss                                                   --            --                   --           --               --
                                                   ----------         -----          -----------        -----         --------

Balance as of December 31, 2001                            --         $  --           18,537,704        $  54         $ 68,486
                                                   ==========         =====          ===========        =====         ========

                                                     DEFERRED                           TOTAL
                                                       STOCK         ACCUMULATED     SHAREHOLDERS'
                                                   COMPENSATION        DEFICIT          EQUITY
                                                   -------------     -----------     ------------
Balance as of January 1, 1999                          $(125)         $(11,861)         $  2,939
Issuance of Preferred "C" shares, net                     --                --             1,239
Conversion of Ordinary shares into
  Preferred shares                                        --                --             *) --
Conversion of Preferred shares into
  Ordinary shares                                         --                --                --
Issuance of Ordinary shares, net                          --                --            50,568
Exercise of stock options, net                            --                --                19
Deferred stock compensation                             (242)               --                --
Amortization of deferred stock compensation               95                --                95
Net loss                                                  --                (6)               (6)
                                                       -----          --------          --------

Balance as of December 31, 1999                         (272)          (11,867)           54,854
Exercise of stock options, net                            --                --               960
Cancellation of deferred stock compensation               56                --                --
Amortization of deferred stock compensation               55                --                55
Net income                                                --               777               777
                                                       -----          --------          --------

Balance as of December 31, 2000                         (161)          (11,090)           56,646
Exercise of stock options, net                            --                --               158
Cancellation of deferred stock compensation               15                --                --
Amortization of deferred stock compensation               75                --                75
Issuance of warrant in respect of the
  acquisition
of Propelis                                               --                --               500
Net loss                                                  --            (8,791)           (8,791)
                                                       -----          --------          --------

Balance as of December 31, 2001                        $ (71)         $(19,881)         $ 48,588
                                                       =====          ========          ========

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. DOLLARS IN THOUSANDS

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                   ---------------------------------------------
                                                                                     2001              2000               1999
                                                                                   ---------         ---------         ---------
Cash flows from operating activities:
Net income (loss)                                                                  $  (8,791)        $     777         $      (6)
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
   Depreciation and amortization                                                       1,474               987               724
   Write-off of Old Technology                                                         1,188                --                --
   Amortization of deferred stock compensation                                            75                55                95
   Accrued interest on short-term bank deposits                                           49               (92)               --
   Accrued interest and amortization of premium on marketable securities                 329              (490)             (222)
   Gain on sales of held-to-maturity  marketable securities                             (192)               --                --
   Decrease (increase) in accrued interest on long-term other assets                      27               (20)               --
   Increase (decrease) in accrued severance pay, net                                     (88)              241                85
   Decrease (increase) in trade receivables                                            4,439            (2,643)             (794)
   Decrease (increase) in other current assets                                           188              (296)              (90)
   Increase (decrease) in trade payables                                              (1,596)              340             1,006
   Increase (decrease) in deferred revenues                                              246            (1,978)           (1,128)
   Increase in accrued expenses and other liabilities                                    877             1,047               899
   Other                                                                                   1                 1                34
                                                                                   ---------         ---------         ---------

Net cash provided by (used in) operating activities                                   (1,774)           (2,071)              603
                                                                                   ---------         ---------         ---------

Cash flows from investing activities:
Investment in short-term bank deposits                                                    --            (5,161)              (56)
Proceeds from sale of short-term bank deposits                                         5,260                --                --
Investment in marketable securities                                                  (58,485)          (89,301)          (50,297)
Redemption of held to maturity marketable securities                                  37,847           102,512                --
Proceeds from sale of held to maturity marketable securities                          22,639                --                --
Purchase of property and equipment (b)                                                (1,475)           (1,717)           (1,048)
Payment in respect of other assets                                                      (700)             (500)               --
Proceeds from sale of property and equipment                                              32                14                41
Investment in long-term other assets                                                     (91)             (175)               --
Payment for the acquisition of Propelis (c)                                           (6,863)               --                --
Other                                                                                     86                26                19
                                                                                   ---------         ---------         ---------

Net cash provided by (used in) investing activities                                   (1,750)            5,698           (51,341)
                                                                                   ---------         ---------         ---------

Cash flows from financing activities:
Proceeds from issuance of shares, net                                                    158               960            52,122
Payment of principal of long-term debt                                                   (12)             (368)             (202)
Proceeds from long-term debt                                                              --                --               368
Short-term bank debt, net                                                                 --                --            (2,022)
                                                                                   ---------         ---------         ---------

Net cash provided by financing activities                                                146               592            50,266
                                                                                   ---------         ---------         ---------

Increase (decrease) in cash and cash equivalents                                      (3,378)            4,219              (472)
Cash and cash equivalents at the beginning of the year                                 9,360             5,141             5,613
                                                                                   ---------         ---------         ---------

Cash and cash equivalents at the end of the year                                   $   5,982         $   9,360         $   5,141
                                                                                   =========         =========         =========

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. DOLLARS IN THOUSANDS

                                                                                YEAR ENDED DECEMBER 31,
                                                                          -----------------------------------
                                                                           2001          2000           1999
                                                                          ------        ------         ------
Supplemental disclosure of cash flows activities:

a.   Cash paid during the year for:

     Interest and charges                                                  $  60         $   20        $ 118
                                                                           =====         ======        =====

b.   Non-cash activities:

     Other long-term payable                                               $  --         $   --        $ 296
                                                                           =====         ======        =====

     Purchase of property and equipment                                    $  17         $  170        $  --
                                                                           =====         ======        =====

     Purchase of technology                                                $  --         $1,000        $  --
                                                                           =====         ======        =====

c. In August 2001, the Company and its subsidiaries acquired certain assets and assumed certain liabilities of Propelis
     Software, Inc., a business unit of Computer Network Technology
     Corporation. The estimated net fair value of the assets acquired and liabilities assumed as of the date of acquisition was as follows:

     Working capital, net                                                  $1,355
     Property and equipment                                                   385
     Goodwill                                                               4,283
     New technology                                                         1,340
                                                                           ------

                                                                            7,363
     Issuance of warrant                                                     (500)
                                                                           ------

                                                                           $6,863
                                                                           ======

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-          GENERAL

                  a. Jacada Ltd. (the "Company") was incorporated, under the laws of Israel, in December 1990.

                  b. Jacada Ltd. and its wholly-owned subsidiaries - Jacada (Europe) Limited. (the U.K. subsidiary) and its wholly-owned subsidiary Jacada Deutschland GmbH, Jacada, Inc. (the U.S. subsidiary) and its wholly-owned subsidiary Jacada Canada, Inc. - develop and market web application hosting and business-to-business infrastructure software. The Company and its subsidiaries generate revenues from licensing their software products and from services such as maintenance, support, consulting and training.

                           The majority of the Company and its subsidiaries sales are made in North America and Europe. As for major customers, see also Note 13.

                  c. Jacada (Europe) Limited. established a wholly-owned subsidiary in Germany during 2001.

                  d.       Acquisition of Propelis Software Inc. ("Propelis"):

                           On August 23, 2001, the Company and its U.K. and U.S. subsidiaries acquired certain assets and assumed certain liabilities related to Propelis Software Inc., a business unit of Computer Network Technology Corporation, for an aggregate purchase price of approximately $ 7,463 of which $ 6,963 in cash, and a warrant to purchase 350,000 Ordinary shares of the Company at a fair value of $ 500. As of December 31, 2001, $100 relating to transaction expenses remain outstanding (see also Note 9e).

                           Products acquired as part of the Propelis acquisition enable world-class organizations to leverage their existing information assets and infrastructure in highly collaborative e-business solutions that integrate critical business processes, information and people.

                           The operations of Propelis are included in the consolidated statements from the date of acquisition.

                           The acquisition was accounted for by the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

                           According to Statement of Financial Accounting Standard Board No. 142, "Goodwill and Other Intangible Assets ("SFAS No. 142"), this goodwill will not be amortized but will be subject to annual impairment tests in accordance with the statement. The allocation of the purchase price of the Propelis acquisition is based on the estimated fair value of assets acquired.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-          GENERAL (CONT.)

                           The following is a summary of the net assets acquired:

                           Working capital, net                                                     $ 1,455
                           Property and equipment                                                       385
                           Goodwill                                                                   4,283
                           New Technology (1)                                                         1,340
                                                                                                      -----

                                                                                                    $ 7,463
                                                                                                    =======

                           (1)      See also Note 5.

                           The following represents the unaudited pro-forma results of operations for the years ended December 31, 2001 and 2000, assuming that the Propelis acquisition had been consummated as of January 1, 2001 and 2000, respectively:

                                                                                                          YEAR ENDED
                                                                                                         DECEMBER 31,
                                                                                                 ----------------------------
                                                                                                    2001              2000
                                                                                                 ----------        ----------
                           Revenues                                                              $   32,507        $   33,451
                                                                                                 ==========        ==========

                           Net loss                                                              $  (16,686)       $  (12,743)
                                                                                                 ==========        ==========

                           Basic and diluted net loss per share                                  $    (0.9)        $     (0.7)
                                                                                                 ==========        ==========

                           The pro-forma financial information is not necessarily indicative of the consolidated results that would have been attained had the acquisition taken place at the beginning of 2000 or 2001, nor is it necessarily indicative of future results.

                  e.       Restructuring charges:

                           In October 2001, due to recent events and a slowdown in the software industry, the Company and its subsidiaries made changes in their business strategies, operations and structure in an attempt to improve future operating results, by adopting a restructuring plan.

                           The plan consisted of the involuntary termination of 56 employees (14 research and development employees, 16 professional services and support employees, 22 sales and marketing employees and 4 administrative employees), the subletting of a portion of the existing office space of the Company and its subsidiaries and decreasing compensation and benefits to the Company's employees.

                           In connection with the restructuring plan, EIFT 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity (including certain cost in restructuring)" and SAB 100 "Restructuring and Impairment Charges" were applied and accordingly, the Company and its subsidiaries incurred expenses of $1,391, of which $518 remain accrued, and $173 of which are for employees termination benefits.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-          GENERAL (CONT.)

                           The major components of restructuring charges are as follows:

                                                                                               YEAR ENDED
                                                                                              DECEMBER 31,
                                                                                                  2001
                                                                                              ------------
                           Employee termination benefits                                         $   916
                           Facilities closures                                                       411
                           Other                                                                      64
                                                                                                 -------

                                                                                                 $ 1,391
                                                                                                 =======

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES

                  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

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

                  b.       Financial statements in U.S. Dollars:

                           A majority of the revenues of the Company and its subsidiaries is generated in United States dollars ("dollars"). The Company and its subsidiaries' management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

                           Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

                           Foreign currency translation differences expenses amounted to approximately $124, $73 and $94 for the years ended December 31, 2001, 2000 and 1999, respectively.

                  c.       Principles of consolidation:

                           The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES

                  d.       Cash equivalents:

                           Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

                  e.       Short-term bank deposits:

                           Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. The short-term bank deposits are presented at cost, including accrued interest.

                           The balance of short-term bank deposits bore interest at an annual rate of 6.5 % to 7.9 %. A part of the balance was denominated in NIS.

                  f.       Marketable securities:

                           The Company and its subsidiaries account for their investments in marketable securities using Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

                           Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company and its subsidiaries have the positive intent and ability to hold the securities to maturity and are stated at amortized cost. At December 31, 2000 all marketable securities covered by SFAS No. 115 were designated as held-to-maturity.

                           The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in financial expense (income). The cost of securities sold is based on the specific identification method.

                           Debt securities for which the Company and its subsidiaries do not have the intent or ability to hold to maturity are classified as available-for-sale, along with any investments in equity securities that have not been classified as "trading securities".

                           At December 31, 2001 all marketable securities covered by SFAS No. 115 were designated as available for sale. Accordingly, these securities are stated at fair value, with the unrealized gains and losses, reported as a separate component of shareholders' equity, accumulated other comprehensive income
                           (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

                           The Company and its subsidiaries investments in debt securities are diversified among high-credit quality securities in accordance with the Company and its subsidiaries' investment policy. (See also Note 3).

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  g.       Property and equipment:

                           Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                                                     %
                                                                                        --------------------------
                           Computers and peripheral equipment                                     20 - 33
                           Office furniture and equipment                                        6 - 12.5
                           Motor vehicles                                                           15
                           Leasehold improvements                                       Over the term of the lease

                           The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets, in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"). As of December 31, 2001, no impairment losses have been identified.

                  h.       Other assets:

                           1. During 2000, the Company purchased and capitalized technology in the amount of $ 1,500 ("Old Technology").

                                    The Old Technology was amortized using the straight line method over the estimated economic life of the technology, which was four years.

                                    In August 2001, as a result of the Propelis acquisition, the Company's U.S. subsidiary acquired new technology ("New Technology") in the amount of $ 1,340.

                                    The New Technology is being amortized using the straight-line method over the estimated economic life of the technology rights, which is five years.

                                    The net realizable value of the Old
                                    Technology and New Technology is
                                    periodically reviewed by management, based on the estimated future gross revenues from the Old Technology and New Technology reduced by the estimated future costs for disposing of each of them. If this review indicates that the unamortized capitalized costs exceed the net realizable value of the Old Technology or the New Technology, then that amount should be reduced.

                                    Due to the slowdown in the software industry and to the purchase of New Technology, the Company and its subsidiaries decided to stop its selling and marketing efforts of the Old Technology's Product.

                                    Therefore, the unamortized capitalized cost of the Old Technology exceeded the net realizable value and the balance was written off.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                                    As of December 31, 2001, the Old
                                    Technology's unamortized balance of
                                    approximately $ 1,188 was charged as
                                    expenses to the statement of operations.
                                    (see also Note 12).

                           2. In August 2001, as a result of the Propelis acquisition, the Company and its subsidiaries recorded goodwill in the amount of approximately $ 4,283 (see also Note 1d).

                                    Under Statement of Financial Accounting
                                    Statement SFAS No. 142, "Goodwill and other
                                    Intangible Assets" ("SFAS No. 142"),
                                    goodwill and intangible assets acquired
                                    subsequent to June 30, 2001, are deemed to have indefinite lives, will not be amortized, and will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives.

                                    The Company and its subsidiaries will
                                    perform the first of the required impairment tests of goodwill and indefinite lived intangible assets during 2002.

                  i.       Research and development costs:

                           Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

                  j.       Income taxes:

                           The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  k.       Revenue recognition:

                                    To date, the Company and its subsidiaries
                           have derived their revenues from license fees for their products, maintenance and support and rendering of services including consulting and training. The Company and its subsidiaries sell their products primarily through their direct sales force to customers and indirectly through resellers, both the customers and the resellers are considered end users. The Company and its subsidiaries are also entitled to royalties from some distributors upon the sublicensing of the software to end users.

                           The Company and its subsidiaries have adopted Statement of Position (SOP) 97-2, "Software Revenue Recognition", as amended. SOP 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company and its subsidiaries have also adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions", for all transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements and all other criteria of Sop 97-2 have been met.

                                    Revenue from license fees is recognized when
                           persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. The Company and its subsidiaries do not grant a right of return to their customers. The Company and its subsidiaries consider all arrangements with payment terms extending beyond one year not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

                           When software arrangements involve multiple elements, revenue is allocated to each element based on VSOE of the relative fair values of each element in the arrangement, in accordance with the "residual method" prescribed by SOP 98-9. The VSOE of fair value of all undelivered elements is determined based on the price charged for the undelivered element when sold separately.

                           Revenues from royalties are recognized when such royalties are reported to the Company and its subsidiaries upon the sublicensing of the software by the distributors.

                           Maintenance and support revenue included in software arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                           Arrangements that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. To date, the Company and its subsidiaries had determined that the consulting and training services are not considered essential to the functionality of other elements of the arrangement.

                                                                    JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                           Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

                  l.       Accounting for stock-based compensation:

                           The Company and its subsidiaries have elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), are provided in Note 9.

                           The Company and its subsidiaries apply SFAS No. 123, EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" and its amendments with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the date of grant.

                  m.       Advertising expenses:

                           Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2001, 2000 and 1999 were $ 633, $ 329 and $ 159, respectively.

                  n.       Severance pay:

                           The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

                           The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

                           Severance pay expenses for the years ended December 31, 2001, 2000 and 1999, were $ 566, $ 502 and $ 332, respectively.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  o.       Fair value of financial instruments:

                           The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

                           The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

                           The fair value for marketable securities is based on the quoted market prices (See Note 3).

                           The carrying amounts of the Company and its subsidiaries' long-term other assets approximate their fair values. The fair values were estimated using discounted cash flow analyses, based on the Company and its subsidiaries incremental borrowing rates for similar types of borrowing arrangements.

                  p.       Basic and diluted net earnings (loss) per share:

                           Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

                           All convertible Preferred shares and outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share because all of these securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding convertible Preferred shares, options and warrants excluded from the calculations of diluted net loss per share were 69,978, 0 and 2,604,384 for the year ended December 31, 2001, 2000 and 1999, respectively.

                  q.       Concentrations of credit risk:

                           Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term bank deposits and trade receivables.

                           Cash and cash equivalents and short-term bank deposits are deposited in U.S. dollars, Canadian dollars, European currencies and New Israeli Shekels with major banks in the United States, Canada, England, Germany and Israel. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's and its subsidiaries investments are financially sound, and accordingly, minimal credit risk exists.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                           The Company and its subsidiaries' marketable securities include investments in debentures of the U.S government, preferred securities and U.S. corporations. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

                           The Company and its subsidiaries' trade receivables are mainly derived from sales to customers in North America and Europe. The Company and its subsidiaries perform ongoing credit evaluations of their customers and provide an allowance for doubtful accounts with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection. Write-offs of uncollectible accounts for the years ended December 31, 2001, 2000 and 1999 were $ 120, $ 0 and $ 9, respectively.

                           The Company and its subsidiaries have no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

                  r.       Impact of recently issued accounting standards:

                           In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a disposal of a segment of a business". FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company and its subsidiaries expect to adopt FAS 144 as of January 1, 2002 and have not determined the effect, if any, the adoption of FAS 144 will have on the Company and its subsidiaries' financial position and results of operations.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:-          MARKETABLE SECURITIES

                  The following is a summary of available-for-sale securities and held-to-maturity securities:

                                                                                    DECEMBER 31,
                                                   ------------------------------------------------------------------------------
                                                                    2001                                     2000
                                                   ------------------------------------      ------------------------------------
                                                                   GROSS      ESTIMATED                     GROSS       ESTIMATED
                                                   AMORTIZED    UNREALIZED      FAIR         AMORTIZED    UNREALIZED      FAIR
                                                      COST        LOSSES        VALUE          COST         LOSSES        VALUE
                                                   ---------    ----------    ---------      ---------    ----------    ---------
                  Available-for-sale:
                  Preferred Securities              $35,660        $ --        $35,660        $    --        $ --        $    --
                                                    =======        ====        =======        =======        ====        =======

                  Held-to-maturity:
                  U.S. Government
                    Securities                      $    --        $ --        $    --        $32,280        $431        $31,849
                  U.S. corporate debts                   --          --             --          5,518         200          5,318
                                                    -------        ----        -------        -------        ----        -------

                                                    $    --        $ --        $    --        $37,798        $631        $37,167
                                                    =======        ====        =======        =======        ====        =======

                  The amortized cost and estimated fair value of marketable securities as of December 31, 2001 and 2000, by contractual maturity, are shown below.

                  The Company did not realize any gains or losses on redemption of held-to-maturity securities in 2000. During 2001, the Company sold held-to-maturity securities at an amortized cost of $22,447, and recorded realized gain in the amount of $
                  192. There are no realized gains or losses on sales of available-for-sale securities, as of December 31, 2001.

                                                                                        DECEMBER 31,
                                                                  ------------------------------------------------------
                                                                           2001                           2000
                                                                  ---------------------        -------------------------
                                                                  AMORTIZED      MARKET        AMORTIZED          MARKET
                                                                    COST         VALUE            COST            VALUE
                                                                  ---------      ------        ---------         -------
                  Available-for-sale:
                  Matures in one year                               $35,660       $35,660       $    --          $    --
                                                                    =======       =======       =======          =======

                  Held-to-maturity:
                  Matures in one year                               $ --          $ --          $32,154          $31,457
                  Matures after one year through three
                  years                                               --            --            5,644            5,710
                                                                    -------       -------       -------          -------

                  Total                                             $ --          $ --          $37,798          $37,167
                                                                    =======       =======       =======          =======

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 4:-          PROPERTY AND EQUIPMENT, NET

                  Composition of property and equipment is as follows:

                                                                                                     DECEMBER 31,
                                                                                               --------------------------
                                                                                                 2001              2000
                                                                                               --------          --------
                  Cost:
                    Computers and peripheral equipment                                         $  4,263          $  3,188
                    Office furniture and equipment                                                1,056               824
                    Motor vehicles                                                                1,445             1,230
                    Leasehold improvements                                                          561               459
                                                                                               --------          --------

                                                                                                  7,325             5,701
                  Accumulated depreciation                                                        3,693             2,550
                                                                                               --------          --------

                  Depreciated cost                                                             $  3,632          $  3,151
                                                                                               ========          ========

                  Depreciation expenses for the years ended December 31, 2001, 2000 and 1999 were $ 1,193, $ 861 and $ 724, respectively.

                  As for charges, see Note 8.

NOTE 5:-          OTHER ASSETS, NET

                                                                                                     DECEMBER 31,
                                                                                               --------------------------
                                                                                                 2001              2000
                                                                                               --------          --------
                  Original amounts:
                  Old Technology (see also Note 2h)                                            $     --          $  1,500
                  New Technology                                                                  1,340                --
                  Goodwill                                                                        4,283                --
                                                                                               --------          --------

                                                                                                  5,623             1,500
                                                                                               --------          --------
                  Accumulated amortization:
                  Old Technology and New Technology                                                  95               126
                                                                                               --------          --------

                  Amortized cost                                                               $  5,528          $  1,374
                                                                                               ========          ========

                  Amortization expense for the years ended December 31, 2001, 2000 and 1999 amounted to $ 281, $ 126 and $ 0, respectively.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 6:-          ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                                                     DECEMBER 31,
                                                                                               --------------------------
                                                                                                 2001              2000
                                                                                               --------          --------
                  Employee and payroll accruals                                                $  1,928          $  2,228
                  Accrued expenses                                                                  951               455
                  Restructuring accruals (1)                                                        518                --
                  Old Technology                                                                    300             1,000
                  Accrued arbitration charges (2)                                                   392               125
                                                                                               --------          --------

                                                                                               $  4,089          $  3,808
                                                                                               ========          ========

                  (1)      See also Note 1e.
                  (2)      See also Note 12.

NOTE 7:-          CURRENT MATURITIES OF LONG-TERM DEBT

                                                                                                               DECEMBER 31,
                                                                               LINKED       INTEREST       -------------------
                                                                                 TO           RATE          2001          2000
                                                                              -------       --------       -----         -----
                  Long-term debt to financial                                   U.S.
                  institutions and others                                     Dollars        7.125%        $  --         $  12
                                                                                                           =====         =====

                  Aggregate maturities of long-term debt:

                  First year (current portion)                                                             $  --         $  12
                                                                                                           =====         =====

NOTE 8:-          COMMITMENTS AND CONTINGENT LIABILITIES

                  a.       Royalties:

                           The Company participates in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2001, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("the OCS") in the aggregate amount of $ 1,976 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-4% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar.

                           Through December 31, 2001, the Company has paid or accrued royalties to the OCS in the amount of $ 1,684. As of December 31, 2001, the aggregate contingent liability to the OCS amounted to $314.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:-          COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

                  b.       Lease commitments:

                           The Company and its subsidiaries facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2007. Future minimum lease payments under non-cancelable operating leases are as follows:

                           YEAR ENDED
                           DECEMBER 31
                           -----------
                              2002                               $  599
                              2003                                   95
                              2004                                   96
                              2005                                   86
                              2006                                   52
                              2007                                   39
                                                                 ------

                                                                 $  967
                                                                 ======

                           Total rent expenses for the years ended December 31, 2001, 2000 and 1999 were approximately $ 1,164, $ 902 and $ 513, respectively.

                  c.       Guarantees:

                           The Company has provided guarantees, in connection with bank credit and in favor of a lessor, totaling $ 200.

                           The Company had an unused credit facility in the amount of approximately $ 2,800 as of December 31, 2001, with a renewal option at the beginning of every year and bearing interest at the rate of Libor+1.75%.

                  d.       Charges:

                           As collateral for the Company's unused credit facilities (see also Note 8c), charges have been placed on all of the Company's assets in Israel, including insurance rights.

                  e.       Litigation:

                           1. In August 1999, a former distributor filed an arbitration demand against a subsidiary of the Company. This demand alleged that the subsidiary breached its agreement with the distributor by directly selling products to a customer, which the distributor had an exclusive right to sell to said customer, and that the distributor was entitled to damages of $ 3,500. A decision by the arbitration was entered during 2001. The arbitrators awarded the distributor a net amount of $ 392 and 50% of amounts collected from this customer in the future.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA

NOTE 8:-          COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

                                    The Company had previously made a provision for a potential liability of $ 125. As a result, the Company has recorded an additional charge in 2001 of $ 267, increasing the provision to the full amount of the award to date.

                                    On April 24, 2001, the subsidiary of the Company filed an action to vacate the arbitration charge. Subsequently, the distributor filed an application for enforcement of the arbitration award. As of December 31, 2001, no court has addressed any of the substantive issues in the case (see also Note 12).

                           2. In November 2001, the Company received a claim by a third party ("the claimant"), which has arisen out of the Propelis acquisition, regarding an alleged infringement of a patent. The claimant purported to be the exclusive licensee of the patent which is used by the Company since the Propelis acquisition.

                                    To date, the Company has not responded to the claimant, nor received any subsequent correspondence from claimant. The Company's management believes that under the acquisition agreement CNT should indemnify the Company for any such patent infringement.

                                    Since the claim is in its preliminary
                                    stages, the Company's management and its legal advisors is unable to estimate the outcome of the claim.

NOTE 9:-          SHAREHOLDERS' EQUITY

                  a.       General:

                           Since October 1999, the Company's shares have been traded on the NASDAQ, National Market. Since June 2001, the Company's shares have been traded on the Tel-Aviv Stock Exchange.

                           All share and per share data included in these financial statements have been retroactively adjusted to reflect the stock split effected as stock dividend of one Ordinary share for every two shares outstanding effected in September 1999.

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

                  b.       Composition of share capital:

                           In October 1999, 4,500,000 Ordinary shares were issued in consideration of $ 49,500 (not including issuance expenses) in an Initial Public Offering ("IPO").

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA

NOTE 9:-          SHAREHOLDERS' EQUITY (CONT.)

                           The Company granted an option to the underwriters of the IPO to purchase up to 675,000 additional Ordinary shares on the same terms and conditions as set forth in the IPO solely to cover over allotments, if any. On November 4, 1999, the underwriters exercised their option to purchase 675,000 Ordinary shares in the amount of $ 7,425 (not including issuance expenses).

                           All of the Company's Preferred shares were automatically converted into Ordinary shares on a one-for-one basis upon completion of the IPO.

                  c.       Stock Option Plans:

                           As of December 31, 2001, the Company has authorized by several Incentive Share Option Plans (the 1994, 1996 and 1999 plans), the grant of options to officers, management, other key employees and others of up to 5,760,450 of the Company's Ordinary shares (including an addition of 1,800,000 Ordinary shares to the 1999 plan in January 2001). The options granted generally become fully exercisable after three to four years and expire ten years from the approval date of the option plan under the terms of grant. Any options which are forfeited or canceled before expiration, become available for future grants.

                           As of December 31, 2001, an aggregate of 1,211,495 Ordinary shares of the Company are still available for future grant.

                           A summary of the Company's employees share option activity, and related information is as follows:

                                                                                 YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------------------------------------------
                                                               2001                        2000                       1999
                                                      ---------------------       ---------------------       ---------------------
                                                                    WEIGHTED                     WEIGHTED                  WEIGHTED
                                                                     AVERAGE                      AVERAGE                   AVERAGE
                                                      NUMBER OF     EXERCISE      NUMBER OF      EXERCISE     NUMBER OF    EXERCISE
                                                       OPTIONS        PRICE        OPTIONS        PRICE        OPTIONS       PRICE
                                                      ---------     --------      ---------      --------     ---------    --------
                           Outstanding - at the
                              beginning of
                                the year              2,957,787       $5.02       2,594,634       $3.28       1,902,444      $1.32
                              Granted                 1,320,750       $4.32       1,379,133       $6.53         747,840      $8.20
                              Exercised                 109,173       $1.45         817,638       $1.18          16,875      $1.13
                              Forfeited and
                               cancelled                573,094       $7.23         198,342       $6.12          38,775      $3.05
                                                      ---------       -----       ---------       -----       ---------      -----

                           Outstanding - at the
                           end of the year            3,596,270       $4.52       2,957,787       $5.02       2,594,634      $3.28
                                                      =========       =====       =========       =====       =========      =====
                           Exercisable options
                              as of December 31,      1,832,792       $3.86       1,169,478       $2.51       1,618,308      $1.22
                                                      =========       =====       =========       =====       =========      =====

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA

NOTE 9:-          SHAREHOLDERS' EQUITY (CONT.)

                           The options outstanding as of December 31, 2001 have been classified by exercise price, as follows:

                                                                                                                     WEIGHTED
                                                   OPTIONS           WEIGHTED                        OPTIONS          AVERAGE
                                                  OUTSTANDING        AVERAGE        WEIGHTED       EXERCISABLE       EXERCISE
                                                    AS OF           REMAINING        AVERAGE          AS OF          PRICE OF
                              EXERCISE           DECEMBER 31,      CONTRACTUAL      EXERCISE       DECEMBER 31,      OPTIONS
                                PRICE                2001          LIFE (YEARS)       PRICE           2001         EXERCISABLE
                           ---------------       ------------      ------------     --------       -----------     -----------
                           $ 0.99 - $ 1.13          569,818           3.32           $ 1.01           569,818        $  1.01
                           $ 1.60 - $ 2.22          422,283           6.83           $  2.1           316,547        $  2.06
                           $ 2.23 - $ 2.89          209,250           9.53           $ 2.89            19,125        $  2.89
                           $ 4.04 - $ 5.06        1,734,444           8.25           $ 4.56           609,021        $   4.5
                           $    9 - $   11          660,475           8.15           $ 9.52           318,281        $  9.56
                           ---------------        ---------           ----           ------         ---------        -------
                           $ 0.99 - $   11        3,596,270           7.36           $ 4.52         1,832,792        $  3.86
                           ===============        =========           ====           ======         =========        =======

                           Deferred compensation expenses which represent the excess of the market value over the exercise price totaled $ 296 and are amortized to the statements of operations over the vesting period which usually is four years. Options granted to the Chief Executive Officer in 1998 vest over an eight to ten year period, with possible acceleration of vesting if certain criteria are met.

                           Deferred compensation expenses of approximately $ 75, $ 55 and $ 95 were recognized during the years ended December 31, 2001, 2000 and 1999, respectively.

                                                                         FOR EXERCISE PRICES ON THE DATE OF GRANT THAT
                                                             ----------------------------------------------------------------------
                                                                    EQUAL MARKET PRICE                 ARE LESS THAN MARKET PRICE
                                                             ---------------------------------       ------------------------------
                                                                        DECEMBER 31,                          DECEMBER 31,
                                                             ---------------------------------       ------------------------------
                                                              2001         2000          1999         2001        2000        1999
                                                             ------       ------       -------       -----       -----       ------
                           Weighted average exercise
                           prices                            $ 4.32       $ 6.53       $ 10.22       $  --       $  --       $ 2.22
                                                             ======       ======       =======       =====       =====       ======

                           Weighted average fair values
                           on date of grant                  $ 2.81       $ 4.58       $  3.67       $  --       $  --       $ 1.59
                                                             ======       ======       =======       =====       =====       ======

                           Under SFAS 123, pro forma information regarding net earnings (loss) and net earnings per share is required and has been determined as if the Company had accounted for its employee stock option under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Minimum Value Option Pricing Model for options granted at the period commencing January 1, 1999 through the date of the IPO: risk-free interest rates of approximately 6%, dividend yields of 0% and an expected life of the option of approximately 4 years. As of the date of the IPO, the fair value for options granted was estimated using the Black-Scholes option pricing model, with the following weighted-average assumptions for 2001, 2000 and 1999: risk-free interest rate of 4% for the year 2001 and 6% for the years 2000 and 1999; dividend yields of 0% for each year, volatility factor of the expected market price of the Company's Ordinary shares of 1.14, 1.253 and 0.5, respectively; and a weighted-average expected life of the option of 2.5 years for each year.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA

NOTE 9:-          SHAREHOLDERS' EQUITY (CONT.)

                           Pro forma information under SFAS 123:

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                -----------------------------------------------
                                                                                   2001                2000              1999
                                                                                ----------          ---------          --------
                           Net income (loss) as reported                         $  (8,791)         $     777          $     (6)
                                                                                ==========          =========          ========

                           Pro forma net loss                                    $ (11,329)         $  (322)           $   (140)
                                                                                ==========          =========          ========

                           Pro forma basic and diluted net
                             loss per share                                     $    (0.61)         $   (0.03)         $  (0.02)
                                                                                ==========          =========          ========

                  d.       Options issued to consultants:

                           1. The Company's outstanding options to consultants as of December 31, 2001, are as follows:

                                                        OPTIONS FOR          EXERCISE
                                                         ORDINARY              PRICE             OPTIONS         EXERCISABLE
                           ISSUANCE DATE                  SHARES             PER SHARE         EXERCISABLE         THROUGH
                           -------------                -----------          ---------         -----------       -----------
                           1996                            7,500             $   1.13              7,500              *)
                           1999                            1,500             $  11.00                938              *)
                           2000                            4,000             $  4.375              4,000              *)
                           2001                            5,000             $   2.89              5,000              *)
                                                          ------                                  ------

                           Total                          18,000                                  17,438
                                                          ======                                  ======

                                    *)       10 years from the date of grant.

                           2. The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2001, 2000 and 1999: risk-free interest rates of 4% for 2001 and 6% for the years 2000 and 1999, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 1.14, 1.253 and 0.5 respectively and a weighted-average expected life of the options of approximately 2.5 years for each year.

                           3. Due to immateriality, no compensation expenses have been recorded in the financial statements.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA

NOTE 9:-          SHAREHOLDERS' EQUITY (CONT.)

                  e.       Warrant:

                           During 2001, in connection with the acquisition of Propelis, the Company issued CNT a warrant to purchase 350,000 Ordinary shares of the Company at an exercise price of $ 3.26. This warrant is exercisable until August 2004.

                           The fair value of the warrant was included in the purchase price determination. The fair value of the warrant was estimated using a Black-Scholes Option-Pricing Model with the following weighted-average assumptions for 2001: risk-free interest rate of 4%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 0.808 and a weighted-average expected life of the warrant of approximately 2 years.

                  f.       Dividends:

                           In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 10:-         TAXES ON INCOME

                  a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "law"):

                           The production facilities of Jacada Ltd. have been granted the status of "Approved Enterprise" under the law, for three separate investment programs, which were approved in July 1994, July 1995 and December 1996.

                           According to the provisions of the law, the Company has elected the "alternative benefits" - waiver of grants in return for tax exemption and, accordingly, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five years, (based on the percentage of foreign ownership in each taxable year).

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

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA

NOTE 10:-         TAXES ON INCOME (CONT.)

                           The tax-exempt income attributable to the "Approved Enterprises" can be distributed to shareholders, without subjecting the Company to taxes, only upon the complete liquidation of the Company. If these retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% to 25% for an "Approved Enterprise"). The Company's board of directors has determined that such tax exempt income will not be distributed as dividends.

                           The Company expects that during the period in which these tax losses are utilized, its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been provided in these financial statements.

                           Income not eligible for the "Approved Enterprise" benefits mentioned above, is taxed at the regular corporate rate of 36%.

                  b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

                           Results for tax purposes of the Company are measured and reflected in real terms in accordance with the changes in the Israeli Customer Price Index. As explained in Note 2b, the financial statements are presented in U.S. dollars. The difference between the change in the Israeli Customer Price Index and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

                  c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

                           The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

                  d.       Net operating losses carryforward:

                           As of December 31, 2001, Jacada Ltd. had approximately $ 4,451 of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA

NOTE 10:-         TAXES ON INCOME (CONT.)

                           As of December 31, 2001, the UK subsidiary had accumulated losses for income tax purposes in the amount of approximately $ 3,895. These net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

                           During 2000, the U.K. subsidiary had interest income that cannot be offset against operating loss; therefore, the U.K. subsidiary had provided for taxes on income the amount of $ 10 which was offset during 2001.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA

NOTE 10:-         TAXES ON INCOME (CONT.)

                           As of December 31, 2001, the U.S. subsidiary had U.S. federal net operating loss carryforwards for income tax purposes in the amount of approximately $5.8 million. Net operating loss carryforwards arising in taxable years beginning before August 6, 1997 can be carried forward and offset against taxable income for 15 years and expire from 2010 to 2012. Net operating loss carryforwards arising in taxable years beginning after August 5, 1997 can be carried forward and offset against taxable income for 20 years and expire from 2017 to 2021.

                           Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                           As of December 31, 2001, the German subsidiary had accumulated losses for income tax purposes in the amount of approximately $515.

                  e.       Deferred income taxes:

                           Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                                       DECEMBER 31,
                                                                                              -----------------------------
                                                                                                2001                  2000
                                                                                              --------             --------
                           Deferred tax assets:
                              U.S. operating loss carryforward                                $  2,197             $  1,470
                              U.K. operating loss carryforward                                     784                  610
                              Germany operating loss carryforward                                  129                   --
                                                                                              --------             --------

                           Total deferred tax asset before valuation allowance                   3,110                2,080
                           Valuation allowance                                                  (3,110)              (2,080)
                                                                                              --------             --------

                           Net deferred tax asset                                             $     --             $     --
                                                                                              ========             ========

                           The U.S., U.K. and German subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward. Management currently believes that since the Company and its subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA

                  f.       Pre-tax income (loss):

                                                                                      YEAR ENDED DECEMBER 31,
                                                                          --------------------------------------------
                                                                             2001                2000            1999
                                                                          ----------            ------         -------
                           Domestic (Israel)                              $    4,086            $   76         $   154
                           Foreign                                           (12,884)              711            (160)
                                                                          ----------            ------         -------

                                                                          $   (8,798)           $  787        $     (6)
                                                                          ==========            ======        ========

NOTE 11:-         EARNING PER SHARE

                  The following table sets forth the computation of basic and diluted net earnings (loss) per share.

                  Numerator:

                                                                                           YEAR ENDED DECEMBER 31,
                                                                               -------------------------------------------
                                                                                  2001              2000              1999
                                                                               ---------           ------            -----
                  Net income (loss)                                            $  (8,791)          $  777            $  (6)
                                                                               =========           ======            =====

                  Numerator for basic and diluted net earnings (loss)
                     per share - income available to shareholders of
                     Ordinary shares                                            $ (8,791)          $  777           $   (6)
                                                                               =========           ======            =====

                  Denominator:

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------------------
                                                                                    2001              2000            1999
                                                                                 ----------        ----------      ---------
                  Denominator for basic net earnings (loss)
                     per share - weighted average shares                         18,465,127        18,141,223      6,572,476
                                                                                 ----------        ----------      ---------

                  Effect of dilutive securities:

                  Employee stock options and options to
                     consultants                                                      *) --         1,362,748          *) --
                                                                                 ----------        ----------      ---------

                  Dilutive potential Ordinary shares                                  *) --         1,362,748          *) --
                                                                                 ----------        ----------      ---------

                  Denominator for diluted net earnings (loss)
                     per share                                                   18,465,127        19,503,971      6,572,476
                                                                                 ==========        ==========      =========

                  *)       Antidilutive.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA

NOTE 12:-         NON-RECURRING CHARGES

                  Arbitration charge (1)                                                     $    267
                  Restructuring charges (2)                                                     1,391
                  Write-off of Old Technology (3)                                               1,188
                                                                                             --------

                                                                                             $  2,846
                                                                                             ========

                  (1)      See also Note 8e.
                  (2)      See also Note 1e.
                  (3)      See also Note 2h.

NOTE 13:-         GEOGRAPHIC AND OTHER OPERATING INFORMATION

                  Summary information about geographical areas:

                  The Company and its subsidiaries manage their business on a basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of SFAS 131, "Disclosures About Segments of an Enterprise and Related Information".

                  The following is a summary of operations within geographic areas based on customer's location.

                                                                                                 DECEMBER 31,
                                                                                -----------------------------------------------
                                                                                  2001               2000              1999
                                                                                ---------          ---------          ---------
                  Revenues from sales to unaffiliated customers:
                     United States                                              $  22,619          $  23,030          $  11,894
                     United Kingdom                                                 1,050              1,582              2,193
                     Canada                                                           445                195                 --
                     Israel and others                                              1,432                309                512
                                                                                ---------          ---------          ---------

                                                                                $  25,546          $  25,116          $  14,599
                                                                                =========          =========          =========

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                ---------------------------------------------
                                                                                  2001               2000              1999
                                                                                ---------          --------          --------
                  Long-lived assets:
                     Israel                                                      $  1,980          $  3,403          $  1,516
                     United States                                                  7,016             1,021               617
                     United Kingdom                                                   136               101                 7
                     Germany                                                           28                --                --
                                                                                ---------          --------          --------

                                                                                 $  9,160          $  4,525          $  2,140
                                                                                =========          ========          ========

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA

                  Major customer data as a percentage of total revenues:

                                                                        YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------------------
                                                                 2001              2000              1999
                                                                 ----              ----              ----
                  Customer A                                       10%               12%            *) --
                  Customer B                                    *) --             *) --                13%
                  Customer C                                    *) --             *) --                10%
                  Customer D                                    *) --                14%               --

                  *)       Less than 10% of total revenues.