Form 20-F
period 2002-12-31
JACADA LTD
filed 2003-06-04
CIK 1095747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 000-30342

JACADA LTD.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

11 Galgalei Haplada St.

P.O. Box 12175

Herzliya 46722, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Ordinary shares, par value NIS 0.01 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the Annual Report:

18,935,903 Ordinary Shares, par value NIS 0.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.     ☐  Item 17    ☒  Item 18

i

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These statements include all statements that are not statements of historical fact regarding the intent, belief, or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; and (iii) the Company’s growth strategy and operating strategy (including the development of its products and services). The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions or variations thereof are intended to identify forward-looking statements. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this Annual Report, particularly under the heading “Risk Factors,” identifies important factors that could cause such differences.

We have prepared our consolidated financial statements in U.S. dollars and in accordance with U.S. generally accepted accounting principles (GAAP). All references in this Annual Report to “dollars” or “$” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels.

Amounts and percentages appearing in this Annual Report may not total due to rounding.

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

A.	Selected Financial Data

The following table sets forth selected financial data from our consolidated statements of operations and balance sheets for the periods indicated. The selected consolidated statement of operations data for the years ended December 31, 2002, 2001 and 2000 and the selected consolidated balance sheet data as of December 31, 2002 and 2001 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. These financial statements have been prepared in accordance with GAAP. The consolidated statements of operations data for the years ended December 31, 1999 and 1998, and the selected consolidated balance sheet data as of December 31, 2000, 1999 and 1998 are derived from audited consolidated financial statements that are not included herein. The following selected financial data are qualified by reference to and should be read in conjunction with the sections entitled “Item 5: Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosure about Market Risks” and our consolidated financial statements and the notes thereto included elsewhere in the Annual Report.

	Year ended December 31,
	2002	2001	2000	1999	1998
	(In thousands, except per share and share data)
Consolidated Statement of Operations Data:
Revenues:
Software licenses	$9,783	$10,930	$15,506	$8,831	$6,469
Services	4,518	8,986	6,070	3,362	1,874
Maintenance	7,235	5,630	3,540	2,406	1,145

Total revenues	21,536	25,546	25,116	14,599	9,488

Cost of revenues:
Software licenses	248	520	725	639	342
Services	3,115	4,859	3,636	1,619	1,735
Maintenance	1,247	1,705	1,574	1,121	823

Total cost of revenues	4,610	7,084	5,935	3,379	2,900

Gross profit	16,926	18,462	19,181	11,220	6,588

Operating expenses:
Research and development, net	6,191	6,446	4,979	3,267	2,440
Sales and marketing	9,450	14,619	12,873	6,529	5,411
General and administrative	4,602	5,679	3,624	1,960	1,637
Non-recurring charges	501	2,846	—	—	—

Total operating expenses	20,744	29,590	21,476	11,756	9,488

Operating loss	(3,818)	(11,128)	(2,295)	(536)	(2,900)
Financial income (expense), net	909	2,330	3,082	530	(20)

Income (loss) before income taxes	(2,909)	(8,798)	787	(6)	(2,920)
Income taxes	—	7	(10)	—	—

Net income (loss)	$(2,909)	$(8,791)	$777	$(6)	$(2,920)

Basic net earnings (loss) per share	$(0.16)	$(0.48)	$0.04	$(0.00)	$(0.81)

Weighted average number of shares used in computing basic net earnings (loss) per share	18,710,105	18,465,127	18,141,223	6,572,476	3,615,143
Diluted net earnings (loss) per share	$(0.16)	$(0.48)	$0.04	$(0.00)	$(0.81)

Weighted average number of shares used in computing diluted net earnings (loss) per share	18,710,105	18,465,127	19,503,971	6,572,476	3,615,143

	December 31,
	2002	2001	2000	1999	1998
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,319	$5,982	$9,360	$5,141	$5,613
Working capital	34,448	39,625	46,740	53,315	1,148
Total assets	54,018	56,459	64,797	62,435	11,131
Long-term debt, net of current portion	—	—	—	186	90
Shareholders’ equity	46,464	48,588	56,646	54,854	2,939

Exchange Rates

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Readers are cautioned that an investment in Jacada is subject to a number of risks. Readers should consider carefully all information set forth herein and in particular the following risks in connection with an investment in Jacada:

Because our products are complex and generally involve significant capital expenditures by customers, we may invest significant time and expense in trying to make a sale to a potential customer that ultimately chooses not to purchase our products. We do not have a long history of selling our products and we have to devote substantial resources to educating prospective customers about our products’ benefits. The complexity of our products may add time to the process of educating prospective customers. Many prospective customers have made significant investments in internally-developed or customized systems and would incur significant costs in switching to third-party products such as ours. Even if our products are effective, our target customers may not choose them for technical, cost, support or other reasons.

Competition in the market in which we compete is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced. The market in which we compete is extremely competitive and subject to rapid change. We compete with companies that utilize varying approaches to enable host-centric software applications to be utilized over the Internet. These companies include, Attachmate Corporation, IBM, Seagull Software Ltd., TIBCO Software, Inc., ClientSoft, Inc., WRQ, Inc. and webMethods, Inc. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

In addition, many companies choose to deploy their own information technology personnel or utilize system integrators to write new code or rewrite existing applications in an effort to develop their own eBusiness enabling solutions. As a result, prospective clients may decide against purchasing and implementing externally-developed solutions such as ours.

Many of our current and potential competitors have significantly greater financial, technical and marketing resources, greater name recognition and larger customer bases than we do. Our competitors may be able to develop products comparable or superior to ours; adapt more quickly than we do to new technologies, evolving industry trends or customer requirements; or devote greater resources than we do to the development, promotion and sale of products. Accordingly, we may not be able to compete effectively in our markets and competition may intensify and future competition may harm our business.

Our software license revenues result from a relatively small number of sales. In addition, our sales cycle is lengthy. Sales of our products are also subject to seasonality. These factors may cause our revenues to fluctuate materially from period to period. If we fail to meet market expectations in any individual period, our stock price could decline significantly. Our sales typically involve significant capital investment decisions by prospective customers, as well as a significant amount of time to educate them as to the benefits of our products. As a result, before purchasing our products, companies spend a substantial amount of time performing internal reviews and obtaining approvals. It may take six months or more from the time we first contact a prospective customer before receiving an initial order. This sales cycle may lengthen in the future.

Sales of our products and services tend to be lower in our first quarter, and higher in our fourth quarter, due to the budgeting and purchasing cycles of our current and prospective customers. It is difficult for us to evaluate the degree to which this seasonality may affect our business in the near future because we cannot be sure whether recent reductions in revenue are due to seasonality or to the effect of the general economic slowdown.

Because of these and other factors, our quarterly revenues may fluctuate materially and may not meet market expectations in any individual period. This would likely cause our stock price to decline. Further, period-to-period comparisons of our revenues will not necessarily be meaningful. As a result, you should not rely upon them as an indication of future performance.

Fiscal year 2000 was our only profitable year, and we may not again achieve profitability. We have incurred net losses in each fiscal year since our inception except for fiscal 2000. To achieve and maintain profitability, we will need to increase revenues and contain expenses. We cannot assure you that our revenues will grow or that we will achieve or maintain profitability in the future. Our ability to increase revenues and maintain profitability will be affected by the other risks and uncertainties described in this section and in the sections entitled “Item 5: Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosure about Market Risks.”

The market price of our shares is volatile and you may not be able to resell your shares at or above the price you paid, or at all. The risks described in this Section, combined with a generally sluggish worldwide economy and recently increased geopolitical instability may adversely affect our revenues and share price. If our share price decreases to below $1.00 per share and remains there for 30 consecutive trading days, Nasdaq could initiate procedures to delist our shares from the Nasdaq National Market and onto either the Nasdaq Small Cap Market or the OTC Bulletin Board.

We must expand our sales and marketing efforts in order to increase market awareness of our products and to generate increased revenues. As part of a July 2002 company-wide reduction in personnel, we reduced the size of our sales and marketing staff from 50 to 39. However, expansion of our sales and marketing efforts is essential to increase market awareness of our products and to generate increased revenue. There can be no guarantee that our reduced staff can successfully expand our sales and marketing effort. Furthermore, in addition to increasing our direct sales and marketing efforts, we believe that our future success is dependent upon the expansion of our indirect distribution channels, consisting of our relationships with independent software vendors, software distributors and system integrators. We currently have relationships with only a limited number of these parties. However, we have derived, and we anticipate that we will continue to derive, a significant portion of our revenues from these relationships.

Our future growth will be limited if:

•	we fail to work effectively with our indirect distribution partners;

•	we fail to increase the number of indirect distribution partners with which we have relationships;

•	the business of one or more of our indirect distribution partners fails; or

•	there is a decrease in the willingness or ability of our indirect distribution partners to devote sufficient resources and efforts to marketing and supporting our products.

If any of these circumstances occurs, we will have to devote substantially more resources to the sales, marketing, distribution, implementation and support of our products than we otherwise would, and our own efforts may not be as effective as those of our indirect distribution channels.

Our revenues could be adversely affected if we fail to retain consultants and sales implementation personnel. We rely on our staff of professional consultants and other technical service personnel to implement our solutions after purchases by our customers. Unless we are able to retain consultants and sales implementation personnel or hire and train qualified consultants and sales implementation personnel to replace those who leaves us, it will be difficult for us to increase or possibly even maintain our present level of sales due to constraints on our capacity to implement additional sales.

Rapid changes and developments in our market could cause our products to become obsolete or require us to redesign our products. The eBusiness enabling software market is characterized by rapid technological change, frequent new product introductions and emerging industry standards. We also expect that the rapid evolution of Internet-based applications and standards, as well as general technology trends such as changes in or introductions of operating systems, will require us to adapt our products to remain competitive. Our products could become obsolete and unmarketable if we are unable to quickly adapt to new technologies or standards. To be successful, we will need to develop and introduce, in a timely manner and on a cost-effective basis, new products and product enhancements that respond to technological changes, evolving industry standards and other market changes and developments. Although we plan to continue to spend substantial amounts for research and development in the future, we cannot assure you that we will develop new products and product enhancements successfully or that our products will achieve broad market acceptance. Our failure to respond in a timely and cost-effective manner to new and evolving technologies and other market changes and developments could adversely impact our business.

We rely on our key personnel, whose knowledge of our business and technical expertise would be extremely difficult to replace. Our future success depends, to a significant degree, on the continued services of our CEO, Gideon Hollander, as well as other key management, sales and technical personnel. The loss of services of any of our key management for any reason could have a material adverse effect on our business, financial condition and results of operations. We are also dependent on our ability to attract, retain and motivate highly skilled personnel. In the markets in which we recruit, competition for qualified personnel is intense. As a result, our ability to recruit and retain qualified candidates may be limited.

We expect to be increasingly subject to risks of international operations. We currently market and sell our products and services primarily in North America, from which we received approximately 80% of our total revenues for the year ended December 31, 2002. However, we plan to increase our international operations, particularly in Europe and Latin America. This expansion will require significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products internationally. Our inability to successfully increase our international operations could adversely impact our business. In addition, exchange rate fluctuation between the dollar and foreign currencies may adversely affect us. To date, we have not used risk management techniques or “hedged” the risks associated with fluctuations in foreign exchange rates, although we may employ such devices in the future.

Our products may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our products. Our products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Although we have not experienced any material software defects to date, defects could cause our customers to experience system failures. Our customers depend on our software for their critical systems and business functions. Any interruptions could:

•	damage our reputation;

•	increase our product development costs;

•	divert our product development resources;

•	cause us to lose future sales; or

•	delay or diminish market acceptance of our products.

Although we conduct extensive testing, we may not discover software defects that affect our products or enhancements until after they are sold. Furthermore, we are unable to test our products in each of the applications in which they are designed to work.

Many of our products contained technology that we acquired from third parties. Because we did not develop the technology ourselves, there may be errors in the technology of which we are not aware. In addition, our products are integrated with our customers’ networks and software applications. The sale and support of our products may entail the risk of product liability or warranty claims based on damage to these networks or applications caused by the technology we developed or the technology developed by a third party and acquired by us. In addition, the failure of our products to perform to customer expectations could give rise to warranty or other claims. Any of these claims, even if not meritorious, could result in costly litigation or divert management’s attention and resources. We may not have sufficient funds or insurance coverage to satisfy any or all liability that may be imposed upon us with respect to these claims.

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

Although we do not believe that our products infringe upon any patent, trademark or other intellectual property rights of others, we cannot be certain that one or more persons will not make a claim of infringement against us. Any claims, with or without merit, could:

•	be expensive and time-consuming to defend;

•	cause product shipment and installation delays;

•	divert management’s attention and resources; or

•	require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or may not be available at all.

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

Conditions in and around Israel could adversely affect our operations. Because our principal research and development facilities are located in Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our operations. Despite the negotiations towards peace between Israel and certain of its Arab neighbors, the future of these peace efforts is uncertain. Since October 2000, there has been a significant increase in violence primarily in the West Bank and the Gaza Strip and negotiations between Israel and the Palestinian representatives have ceased for periods of time. In addition, during 2002 both Israel and the Palestinians have intensified their military actions and Israel has undertaken certain military actions in the West Bank and the Gaza Strip. In connection with these actions the Israeli military has instituted a partial mobilization of its reserve forces. There can be no assurance that ongoing or revived hostilities or other factors related to Israel, including any hostilities occurring in or around Iraq, will not have a material adverse effect on us or on our business or adversely affect our share price.

Some of our officers and employees in Israel are obligated to perform 39 days or more of military reserve duty annually and in some cases may be called upon to serve upon short notice. The absence of these employees for significant periods may cause us to experience operating difficulties. Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit our ability to make sales in those countries.

Exchange rate fluctuations between the dollar and the NIS may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in New Israeli Shekels (NIS). Consequently, inflation in Israel will have the effect of increasing the U.S. dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of valuation of the NIS against the U.S. dollar. If the dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected.

Any failure to obtain the tax benefits from the State of Israel that we anticipate receiving could adversely affect our plans and prospects. Pursuant to the Law for the Encouragement of Capital Investments, 1959, the Israeli government has granted “Approved Enterprise” status to our existing capital investment programs. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. However, we have not yet begun to generate taxable income for purposes of this law. Once we begin to generate taxable income, our financial results could suffer if our tax benefits were significantly reduced.

In order to receive tax benefits, we must comply with a number of conditions and criteria. If we fail to comply in whole or in part with these conditions and criteria, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we received, adjusted for inflation and interest. Although we believe that we have operated and will continue to operate in compliance with the required conditions, we cannot assure you that this will continue.

We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, in the event that we increase our activities outside the State of Israel, these activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel. The terms of these grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture these products outside of Israel, we may be required to pay increased royalties, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The technology developed with these grants may not be transferred to third parties, including in the context of an acquisition of our company, without the prior approval of a governmental committee under the Research and Development Law, and may not be transferred to non-residents of Israel. These restrictions may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received, together with interest and penalties.

In 2002, the Research and Development Law was amended to, among other things, enable companies applying for grants from the Office of the Chief Scientist to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties. However, this amendment will not apply to any of our existing grants. In addition, the amendment provides that one of the factors to be taken into consideration by the Office of the Chief Scientist in deciding whether to approve a grant application is the percentage of the manufacturing of the relevant product that will be conducted outside of Israel. Accordingly, should we seek additional grants from the Office of the Chief Scientist in connection with which we also seek prior approval for manufacturing products outside of Israel, we may not receive such grant or may receive a grant in an amount that is less than the amount we sought.

Certain provisions of our articles of association and of Israeli law could delay, hinder or prevent a change in our control. Our articles of association contain provisions which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. For example, our articles of association provide that our board of directors is divided into three classes, each serving three-year terms. In addition, certain provisions of the Israeli Companies Law could also delay or otherwise make more difficult a change in our control. The provisions of the Israeli Companies Law relating to mergers and acquisitions are discussed in greater detail in “Item 10: Memorandum and Articles of Association.”

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

Our registered office in Israel is 11 Galgalei Haplada Street, Herzliya 46722 Israel and our telephone number is 972-9-952-5900. Our agent in the United States is Robert C. Aldworth, whose address is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346. Our address on the Internet is http://www.jacada.com. The information on our website is not incorporated into this Annual Report.

Since October 1999, the Company’s Ordinary Shares have been quoted on the Nasdaq National Market under the symbol “JCDA.” In addition, the Company’s Ordinary Shares have been quoted on the Tel Aviv Stock Exchange under the same symbol or its Hebrew equivalent since June 18, 2001. We develop, market and support software that enables businesses to web-enable, modernize and integrate their existing host-centric software applications to better serve the needs of their users, customers, and partners. We also provide related professional services, including training, consulting, support and maintenance. Our products and services provide our end users with comprehensive eBusiness enabling solutions.

Typical users of our products and services are medium to large businesses with sophisticated technology requirements. Some of the companies that have implemented or are implementing our solutions include AIG, Bank of America, Caterpillar, Delta Air

Lines, U.S. Department of Interior, The Federal Reserve Bank, Harrahs, Liberty Mutual, Her Majesty’s Land Registry, Lockheed Martin, Manpower, Porsche Cars North America, Prudential Life Insurance Company and Saab Cars.

As a result of the downturn in global economic conditions, the resulting decline in overall business levels and the related impact on our operations, we implemented two worldwide restructuring and cost reduction plans, first during the fourth quarter of 2001 and again in the third quarter of 2002. The plans included the elimination of approximately 45% of our worldwide workforce on a cumulative basis and a general reduction in all operating expenses. Mainly as a result of implementing the plan, by year-end 2002, total employment was reduced to 156 from a peak of 273 in September 2001. During 2002, total costs and expenses, excluding non-recurring expenses            , were reduced by approximately $9.0 million. The cost of implementing the restructuring plans was $1.4 million in 2001 and $0.5 million in 2002.

On July 31, 2002 we acquired certain assets and assumed certain liabilities of Anota Ltd. for an aggregate purchase price of approximately $763,000, including acquisition costs of $123,000 paid in cash, issuance of 367,373 of our Ordinary Shares at a fair value of $ 640,000 and an earnout arrangement on the basis of future revenues. These assets include key technology and intellectual property related to thin-client, web-to-host, emulation software for desktop connectivity. These technologies enable organizations to make their business critical applications easily available over the Web, without installing any software on the host system or client machines.

See Items 5 and 18 for a description of our capital expenditures for the past three fiscal years. We have made no divestitures during the same time period.

We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies’ shares during fiscal years 2001 and 2002.

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

A significant number of the applications that are critical to companies in operating their businesses, such as customer account information applications, sales and inventory management applications, customer order information applications and manufacturing enterprise resource planning applications, are currently held in host-centric environments such as those based on mainframes and mini-computers. Applications for host-centric systems are typically complex and proprietary and tailored to the needs of a specific company. These applications were originally designed to be accessible only by a fixed network of users, principally employees. Furthermore, these applications have complicated text-based user interfaces, which lack the flexibility and intuitiveness of today’s graphical user interfaces. Companies continue to rely heavily on and invest a significant amount of resources in host-centric applications and data.

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

Web-enabling or integrating existing host-centric applications may be accomplished by either completely rewriting the existing applications or by using technologies like ours to leverage those applications that exist today. Rewriting an application involves significant time and expense, as well as uncertain scheduling, budgeting and results. It may also render the skills and knowledge of a company’s information technology staff obsolete. Companies’ large investments in existing host-centric applications have created the need for a solution that enables application re-use without the costs, risks, and time required to rewrite the application.

An effective solution to extend and integrate existing applications should:

•	be able to be implemented rapidly;

•	enable the deployment of a comprehensive solution that does not require extensive custom programming;

•	provide a flexible architecture that allows for the efficient incorporation of evolving technologies; and

•	be able to operate on multiple platforms and support a variety of applications.

Our Solutions

We develop, market and support software that enables businesses to web-enable, modernize, and integrate their existing host-centric applications to better serve the needs of their users, customers, and partners. Our solutions provide the following benefits:

•

Leverage Existing Information Technology Resources. Our solutions permit companies to access their existing host-centric applications through browser-enabled desktops or over the Internet, and can integrate these existing applications with newer software implementations such as CRM solutions from companies such as Siebel Systems, Inc. and PeopleSoft,

Inc. This eliminates the need to replace existing applications through time-consuming and expensive custom programming. Additionally, our solutions allow programmers trained in various languages to program in their native software languages and to deliver applications that are web-enabled.

•	Allow Rapid Implementation. We design our solutions to be implemented rapidly and to require minimal customization, which results in faster implementation than internally-developed solutions.

•	Provide a Complete eBusiness Enabling Solution. Our comprehensive solutions allow companies to conduct eBusiness to the same extent as available by direct connection with the host computer, without purchasing any other products.

Our solutions have been or are being implemented by hundreds of companies worldwide. Our customers receive the following advantages:

•	Flexibility to Adapt to Evolving Business Needs. We design our solutions to work effectively even as companies modify existing and add new applications in response to their evolving business needs. As companies program changes into their applications, our solutions automate the changes in the graphical user interface.

•	Reliability and Scalability. Our solutions are designed to provide the reliability required for applications that are critical to the operation of businesses, and are easily scalable to accommodate additional users in response to evolving business needs.

•	Programming Language Independence. Our solutions protect customers from changes in interface development trends by generating multiple interface language standards from the same interface design.

•	Platform Independence. Our Java-based solution provides customers with the flexibility to run our products on any Java-enabled platform, including IBM S/390 (zSeries), AS/400 (iSeries), Sun Solaris, HP UX, IBM AIX, Microsoft Windows NT and Microsoft Windows 2000.

Products and Technology

Our products and services provide our customers with a comprehensive eBusiness enabling solution. Our products include:

Jacada® Interface Server. Jacada Interface Server generates graphical user interfaces for mainframe and midrange software applications without requiring any change to the host applications. By generating Java or HTML graphical interfaces, Jacada Interface Server enables our customers to extend their host-

centric applications and data to the Internet and their intranets without rewriting these applications. In addition, Jacada Interface Server provides the modern graphical features users expect from today’s applications. Jacada Interface Server also allows customers to enhance their applications to add functionality, integrate with other data sources and link to other Internet applications.

Jacada Interface Server also provides an ability to modernize the architecture of some host-centric applications. Developed in cooperation with IBM, the Jacada Interface Server’s DDS Bridge and Jacada Interface Server for New Development contain innovative technology which enables new or existing applications written in COBOL or RPG to leverage the Jacada presentation technology to deliver graphical “thin client” user screens, replacing the text-based, “green screen” architecture found in legacy applications. Any software developer can utilize the Jacada Interface Server without any special knowledge of any other programming language. This allows organizations to leverage their existing software skills and resources to build modern applications.

Jacada® Integrator. Jacada Integrator is a software solution for integrating core host-centric business systems, including the data and processes in those systems, with multiple packaged applications, frameworks, and client environments.

Jacada has established sales and marketing relationships with Siebel Systems, PeopleSoft, Computer Associates and SeeBeyond, Inc. to utilize Jacada Integrator where a real-time, non-intrusive solution is required to integrate a host-centric application with its CRM or EAI solutions, respectively. Our customers get the benefits of on-line, real-time integration with back-office applications without rewriting any of their existing systems.

Some of Jacada Integrator’s key features include:

•	Automated tools for capturing screens and navigation, minimizing the amount of code to be written;

•	Support for a wide range of client front-ends, including Java, Windows APIs (such as ActiveX), and C-language libraries;

•	Special adapters and validation with Siebel eBusiness Solutions (CRM);

•	Special adapter and validation with SeeBeyond (EAI);

•	Special adapter for IBM MQSeries;

•	Support for XML;

•	Support for Application Servers, including WebSphere and WebLogic; and

•	Support for a wide range of back-end host-centric systems, including IBM mainframes (S/390 or zSeries) presenting 3270 screens, IBM AS/400s or iSeries presenting a 5250 interface, and a variety of UNIX, VMS, and other systems presenting a Telnet (VT100/220) interface.

Jacada Interface Server and Jacada Integrator are based on our following core technology components :

•	Jacada KnowledgeBase. The Jacada KnowledgeBase is a set of sophisticated algorithms for analyzing and interpreting host-centric applications and converting patterns on those text-based applications into graphical user interface components. During the conversion process, the Automated Conversion Environment automatically matches all the patterns identified on the screen with pattern definitions in the KnowledgeBase. The KnowledgeBase then generates a new graphical user interface based on these pattern definitions.

•	Jacada Automated Conversion Environment (ACE). In combination with the Jacada KnowledgeBase, ACE forms the powerful core of a solution that can quickly and easily generate graphical user interfaces for mainframe and midrange software applications. This allows companies to extend their host-centric applications to the Internet through user interfaces that are graphical in nature and intuitive, as opposed to user interfaces that are comprised solely of text. Graphical user interfaces may be created using Java, HTML or ActiveX/Visual Basic. ACE allows users to customize the graphical user interface by changing colors, fonts, sizes and layout, as well as by adding or deleting functions or graphics.

•	MapMaker. Jacada Integrator includes our MapMaker graphical integration environment that enables the development of complex application integration solutions in an easy to use and understand modeling environment. It employs a rapid, component-based approach to legacy integration that requires no changes to the existing systems, saving time and eliminating complexity. MapMaker creates a map of the host application that consists of the application screens, the navigational information required to traverse through a sequence of screens, and the tags and fields included on each host application screen. This information is stored in Java class files produced within MapMaker that are implemented as Java services. Jacada Integrator also provides a means for packaging MapMaker services as Enterprise Java Beans.

Jacada® Terminal Emulator. Jacada Terminal Emulator, introduced in August 2002, is a full featured, Java-based, thin client terminal emulator that provides companies with a low cost, thin client alternative to traditional fat client emulation software. Jacada Terminal Emulator eliminates the need to install emulation software on each user’s desktop by automatically deploying such software from a web server, which lowers the total cost of ownership for terminal access to host systems.

Professional Services

Our professional services include training, consulting and support, and maintenance services. Support and maintenance services are provided to our customers through agreements under which we provide technical support by telephone, fax, email and the Internet and provide updates, upgrades and fixes to our software products. We require our customers to purchase support and maintenance services for 12 months after the initial purchase of a software license, renewable annually thereafter. In addition, customers can elect optional services such as emergency coverage on a 24 hours per day, seven days per week basis and dedicated technical account managers. We also provide customer training at our Atlanta, Georgia facility and other locations, with coursework related to various aspects of our products.

We provide our customers with training services to assist them in learning how to use our products. We also provide our direct customers with consulting services to assist them with installing and integrating our products into their systems, and with managing and enhancing their utilization of our products on an ongoing basis.

We bill for consulting services by the hour plus out of pocket expenses and for training services by the day plus out of pocket expenses. We typically enter into commitments with customers to provide training and consulting services which are billed on time and materials basis. The majority of our trainers and consultants are located in the United States. Our distributors and other resellers typically provide training and consulting services directly to their customers, assisted by us as necessary.

Principal Markets

Our principal markets are North America and Europe. We generate revenues from licensing our software products to customers and providing customers with training, consulting and support, and maintenance services. Software license revenues constituted approximately 45.4%, 42.8% and 61.7% of our total revenues for the years ended December 31, 2002, 2001 and 2000, respectively, while service and maintenance revenues constituted approximately 54.6%, 57.2% and 38.3% of our total revenues, respectively, for the same periods. Software license revenues generated from North American customers constituted approximately 31.4%, 37.3% and 55.6% of our total revenues for the years ended December 31, 2002, 2001 and 2000, respectively, while service and maintenance revenues generated from North American customers constituted approximately 48.3%, 54.5% and 36.9% of our total revenues, respectively, for the same periods. Software license revenues generated from European customers constituted approximately 14.0%, 5.5% and 6.1% of our total revenues for the years ended December 31, 2002, 2001 and 2000, respectively, while service and maintenance revenues generated from European customers constituted approximately 6.3%, 2.7% and 1.4% of our total revenues, respectively, for the same periods. Our gross margins on software license revenues have historically been higher than our gross margins on service and maintenance revenues.

Seasonality

Sales of our products and services tend to be lower in our first quarter, and higher in our fourth quarter, due to the budgeting and purchasing cycles of our current and prospective customers. It is difficult for us to evaluate the degree to which this seasonality may affect our business in the near future because we cannot be sure to what extent recent reductions in revenue are due to seasonality or to the effect of the general economic slowdown.

Raw Materials

Not applicable.

Sales and Marketing

We sell our products through our direct sales force in North America, Europe and Latin America, as well as through our indirect distribution channels, consisting of software distributors, independent software vendors and system integrators. We also use indirect distribution channels in countries where we have no direct sales operations. As of December 31, 2002, we had 40 people in our sales and marketing organization, reduced from 53 at December 31, 2001. The reduction in personnel was effected as part of our July 2002 restructuring.

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

Our customers are using our solutions to rapidly deploy eBusiness applications. Some examples of our customers and their uses of our products include:

•	Insurance companies, which use our solutions to modernize their call center applications, web-enable access to these applications for customers to update account information via the Internet, and integrate their customer information systems with customer relationship management applications.

•	Financial institutions, which use our solutions to provide real-time integration between Siebel eBusiness Solutions (CRM) and existing back-office systems, eliminating redundant data entry, providing real-time data access and processing, and enhancing customer service and service levels.

•	Automotive companies, which use our solutions to enhance the quality of their services by enabling dealers in their networks to utilize previously centralized sales and inventory management systems to locate and order cars and parts inventory.

•	Retailers, which use our solutions to enable existing back-office software applications to be used to receive and process orders from customers and to send orders to suppliers via the Internet.

•	Enterprise resource planning software vendors, which use our solutions in concert with their manufacturing applications software to enable their customers to manage the customers’ manufacturing and inventory processes via the Internet.

Research and Development

We believe that strong product development is essential to our strategy of continuing to enhance and expand the capabilities of our products in order to continue to provide our customers with eBusiness enabling solutions. We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited key software engineers and developers with experience in Java, communications, expert systems and Internet technologies.

Our research and development efforts, which include internal development as well as acquisition of technology components, have been primarily focused on enhancing and adding functionality to our existing products and adding new products based on our expectations of future technologies and industry trends.

Our research and development expenses were $6.2 million for the year ended December 31, 2002, $6.4 million for the year ended December 31, 2001, and $5.0 million for the year ended December 31, 2000. As of December 31, 2002, 49 professionals were engaged in research and development activities, reduced from 62 professionals at December 31, 2001 as part of our July 2002 restructuring.

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

Competition

The eBusiness enabling software market is extremely competitive and subject to rapid change. We believe that the competitive factors affecting the market for our products and services include:

•	product functionality and features;

•	availability of global support;

•	existing vendor relationships;

•	ease of product implementation;

•	quality of customer support services;

•	product reputation; and

•	financial stability of vendors.

The relative importance of each of these factors depends upon the specific customer environment. Although we believe that our products and services currently compete favorably, we may not be able to maintain our competitive position against current and potential competitors. In addition, many companies choose to deploy their own information technology personnel or utilize system integrators to write new code or rewrite existing applications in an effort to develop eBusiness solutions. As a result, prospective clients may decide against purchasing and implementing externally developed and produced solutions such as ours.

We compete with companies that utilize varying approaches to enable host-centric software applications to be utilized over the Internet. These companies include Attachmate Corporation, IBM, Seagull Software Ltd., TIBCO Software Inc., ClientSoft, Inc., WRQ, Inc. and webMethods, Inc. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, or other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

Material Effects of Government Regulation in Israel

Pursuant to the Law for the Encouragement of Capital Investments, 1959, the Israeli government has granted “Approved Enterprise” status to our existing capital investment programs. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. However, we have not yet begun to generate taxable income for purposes of this law. Once we begin to generate taxable income, our financial results could suffer if our tax benefits were significantly reduced.

In order to receive tax benefits, we must comply with a number of conditions and criteria. Although we believe that we have operated and will continue to operate in compliance with the required conditions, we cannot guarantee that this will continue. Once we generate taxable income, if we fail to comply in whole or in part with these conditions and criteria, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we received, adjusted for inflation and interest. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, in the event that we increase our activities outside the State of Israel, these activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel. The terms of these grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture these products outside of Israel, we may be required to pay increased royalties, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The technology developed with these grants may not be transferred to third parties, including in the context of an acquisition of our company, without the prior approval of a governmental committee under the Research and Development Law, and may not be transferred to non-residents of Israel. These restrictions may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received, together with interest and penalties.

In 2002, the Research and Development Law was amended to, among other things, enable companies applying for grants from the Office of the Chief Scientist to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties. However, this amendment will not apply to any of our existing grants. In addition, the amendment provides that one of the factors to be taken into consideration by the Office of the Chief Scientist in deciding whether to approve a grant application is the percentage of the manufacturing of the relevant product that will be conducted outside of Israel. Accordingly, should we seek additional grants from the Office of the Chief Scientist in connection with which we also seek prior approval for manufacturing products outside of Israel, we may not receive such grant or may receive a grant in an amount that is less than the amount we sought.

The Israeli Companies Law, which came into effect in February 2000, brought about significant changes to Israel’s corporate law. Under this law, there may be uncertainties regarding corporate governance in some areas. In addition, additional uncertainties exist concerning the application of new U.S. corporate governance rules to foreign companies operating and whose shares trade in the U.S. These uncertainties will persist until these laws have been adequately interpreted, and these uncertainties could inhibit takeover attempts or other transactions and inhibit other corporate decisions.

C.	Organizational structure

Jacada owns 100% of the stock in Jacada, Inc., a corporation organized under the laws of the state of Delaware, and 100% of the stock in Jacada (Europe) Limited, a company organized under the laws of England. Jacada, Inc. owns 100% of the stock of Jacada Canada, Inc., a federal corporation incorporated under the laws of Canada. Jacada (Europe) Limited owns 100% of the stock of Jacada Deutschland GmbH, a limited liability company organized under the laws of Germany. Jacada is in the process of organizing two additional subsidiaries in Brazil and Mexico; when the organization is completed, 100% of the stock of each such subsidiary will be owned by Jacada.

D.	Property and Equipment

As of December 31, 2002, our headquarters and principal administrative, research and development operations were located in approximately 16,000 square feet of leased office space in Herzliya, Israel. The lease expires in March 2007.

In the United States, we lease approximately 18,000 square feet in Atlanta, Georgia which we utilize for administration, marketing, sales, service and technical support. The lease expires in June 2004. In addition, we lease approximately 5,100 square feet in Brooklyn Park, Minnesota which we use for research and development, sales, and technical support. The lease expires in September 2007. We also lease office space in Miami, Florida, Bellevue, Washington and Chicago, Illinois which we utilize for marketing and sales.

We currently lease office space in England, Germany, Brazil and Mexico which we utilize for sales, marketing and services. These leases are renewable on an annual basis.

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

We and our subsidiaries have adopted American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. We and our subsidiaries have also adopted SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions,” for all transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the “residual method” when Vendor Specific Objective Evidence (VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. We derive our revenues from license fees for our products, fees from consulting and training and from maintenance and support. We sell licenses to our customers primarily through our direct sales force and indirectly through resellers. Both our customers and our resellers are considered end users. We are also entitled to revenues from some resellers upon the sublicensing of the software to end users. Revenues from these sublicensing transactions are recognized when such revenues are paid to us upon the sublicensing of the software by the resellers.

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

Revenues from royalties are recognized when such royalties are paid to us, and our subsidiaries, by the resellers.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

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

Where software arrangements involve multiple elements, revenue is allocated to each element based on VSOE of the relative fair values of each element in the arrangement, in accordance with the “residual method” prescribed by SOP 98-9. Our VSOE used to allocate the sales price to services, support and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element.

For further discussion of our revenue recognition policy, see below under “Critical Accounting Policies.”

Cost of software license revenues consists of royalties, including payments to the Office of the Chief Scientist of the State of Israel, amortization of acquired technology, commissions, and costs of duplicating media and documentation. Cost of service and maintenance revenues consists of compensation expense, related overhead and subcontractors costs for personnel engaged in training, consulting, support and maintenance services for our customers.

We have incurred substantial research and development costs and have invested heavily in the expansion of our sales and marketing and professional services organizations to build an infrastructure to support our long-term growth strategy. Our full-time employees increased from 21 as of January 1, 1995 to 156 as of December 31, 2002. At times, the number of full-time employees during 2002 exceeded 156 persons; however, we reduced our workforce in July 2002, in an effort to contain our costs during the economic downturn.

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

The effects of foreign currency exchange rate for the years ended December 31, 2002, 2001, and 2000 were immaterial.

Recently Issued Accounting Pronouncements

For a discussion of applicable recently issued accounting pronouncements, see Note 2 to our financial statements included in Item 18 below.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are evaluated by us on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that application of the following critical accounting policies entails the more significant judgements and estimates used in the preparation of our consolidated financial statements.

Revenues. Our revenue recognition policy is significant because our revenues are a key component of our results of operations. Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. In addition, our revenue recognition determines the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenues, however, certain judgments affect the application of our revenue policy. Our revenues are principally derived from the licensing of our software and the provision of related services. We recognize revenues in accordance with SOP 97-2 as amended and modified by SOP 98-9. Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, either by written agreement or a purchase order signed by the customer, the software product has been delivered, the license fees are fixed and determinable, and collection of the license fees is considered probable. License fees from software arrangements which involve multiple elements, such as post-contract customer support, consulting and training, are allocated to each element of the arrangement based on the relative fair values of the elements. We determine the fair value of each element in multiple-element arrangements based on VSOE.

In judging the probability of collection of software license fees we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. For some customers, typically those with whom we have long-term relationships, we may grant extended payment terms. We perform on-going credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, additional allowances may be required.

Our software products do not require significant customization or modification. Service revenues include post-contract customer support, consulting and training. Post-contract customer support arrangements provide for technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from those arrangements are recognized ratably over the term of the arrangement, usually one year. Consulting services and training are recognized on a time and material basis as the services are provided.

Impairment of long-lived assets. We and our subsidiaries’ long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”) whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or group of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We have performed impairment tests on our long-lived assets and as of December 31, 2002, no impairment losses have been identified.

Goodwill. Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No, 142”) goodwill acquired in a business combination which closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. We have performed impairment tests and determined that our goodwill of $4.6 million is not subject to an impairment charge as of year end 2002.

Our historical operating results for the years ended December 31, 2002, 2001 and 2000 as a percentage of net revenues are as follows:

	Year Ended December 31,
	2002	2001	2000
Revenues:
Software licenses	45.4%	42.8%	61.7%
Services	21.0	35.2	24.2
Maintenance	33.6	22.0	14.1

Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software licenses	1.1	2.0	2.9
Services	14.5	19.0	14.4
Maintenance	5.8	6.7	6.3

Total cost of revenues	21.4	27.7	23.6

Gross profit	78.6	72.3	76.4
Operating expenses:
Research and development	28.7	25.2	19.8
Sales and marketing	43.9	57.2	51.2
General and administrative	21.4	22.2	14.4
Restructuring and other non recurring charges	2.3	11.2	0.0

Total operating expenses	96.3	115.8	85.4

Operating loss	(17.7)	(43.5)	(9.0)
Financial and other income (expense), net	4.2	9.1	12.3

Income (loss) before income taxes	(13.5)	(34.4)	3.1
Income taxes	0.0	0.0	(0.0)

Net income (loss)	(13.5)%	(34.4)%	3.1%

Years Ended December 31, 2002, 2001 and 2000

Revenues and Cost of Revenues

Revenues. Revenues were $21.5 million, $25.5 million and $25.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. The decrease in total revenues in 2002 in relation to the two prior years is primarily due to sluggish global economic conditions. For the year ended December 31, 2002, no customer represented 10% or more of our revenues, while for the years ended December 31, 2001 and 2000, there were one and two such customers, respectively.

Software license revenues were $9.8 million, or 45.4% of revenues for the year ended December 31, 2002, compared to $10.9 million, or 42.8% of revenues, for the year ended December 31, 2001, and compared to $15.5 million, or 61.7% of revenues, for the year ended December 31, 2000. The reduction in software revenues during 2002 and 2001 is directly related to the continuing downturn in global economic conditions, as a result of which many customers delayed purchases or placed smaller initial orders for our software products. In addition, during 2002 and 2001, increased pricing pressures as a result of our competitors reducing their prices and of customers more aggressively seeking more favorable prices also impacted overall software revenues.

Service revenues were $4.5 million or 21.0% of revenues for the year ended December 31, 2002 compared to $9.0 million or 35.2% of revenues, for the year ended December 31, 2001 and compared to $6.1 million or 24.2% of revenues for the year ended December 31, 2000. Service revenues are generated primarily from supporting customers during the implementation of projects, including our software products. As a result, service revenues decreased in 2002 due to a decline in our software revenues and to a decrease in average rates charged for services, as we experienced a greater degree of competition from customers’ in house technical resources.

Maintenance revenues were $7.2 million or 33.6% of revenues for the year ended December 31, 2002 compared to $5.6 million or 22.0% of revenues, for the year ended December 31, 2001 and compared to $3.5 million or 14.1% of revenues for the year ended December 31, 2000. The increase in maintenance revenues during 2002 was primarily related to our expanding customer base and related annual maintenance renewals.

Cost of Revenues. Cost of revenues was $4.6 million, or 21.4% of revenues for the year ended December 31, 2002 compared to $7.1 million, or 27.7% of revenues, for the year ended December 31, 2001 and compared to $5.9 million, or 23.6% of revenues, for the year ended December 31, 2000. The changes in cost of revenues during these periods were primarily due to changes in the costs of service and maintenance revenues, discussed below, which together comprise 93% of total cost of revenues.

Cost of software license revenues was $0.3 million, or 1.1% of revenues, for the year ended December 31, 2002 compared to $0.5 million, or 2.0% of revenues, for the year ended December 31, 2001 and compared to $0.7 million, or 2.9% of revenues, for the year ended December 31, 2000. The decrease in cost of software license revenues is due to a decrease in payment of royalties to the Office of the Chief Scientist with respect to certain products and amortization of acquired technology.

Cost of service revenues was $3.1 million, or 14.5% of revenues, for the year ended December 31, 2002, compared to $4.9 million, or 19.0% of revenues, for the year ended December 31, 2001 and $3.6 million, or 14.4% of revenues, for the year ended December 31, 2000. The decrease in cost of service revenues during 2002 was primarily due to the decrease in service revenues and utilization for the period, as we adjusted the number of service professionals in relation to actual and anticipated near term business levels.

Cost of maintenance revenues was $1.2 million, or 5.8% of revenues, for the year ended December 31, 2002, compared to $1.7 million, or 6.7% of revenues, for the year ended December 31, 2001 and $1.6 million, or 6.3% of revenues, for the year ended December 31, 2000. The decline in cost of maintenance, as a percentage of maintenance revenues for 2002, is related to efficiencies gained from providing support to an expanding customer base.

Operating Expenses

The changes in total operating expenses to $20.2 million in 2002 from $26.7 million in 2001 and from $21.5 million in 2000, exclusive of non-recurring expenses, were primarily due to changes in manpower and related costs in support of actual and projected business levels. We experienced compounded annual growth rates in excess of 60% during the years prior to 2001 and had similar growth expectations built into our 2001 business plan. The impact of the global economic slowdown did not affect Jacada until late in the second quarter of 2001. As we gained an understanding of the impact of the slow down in the global economy and the anticipated impact on our business, we implemented a restructuring and cost reduction plan described in Restructuring below. The restructuring moves were at least partially responsible for reducing operating expenses (excluding non-recurring charges) as a percentage of revenues to 94.0% in 2002 compared to 104.6% in 2001.

Research and Development. Research and development expenses were $6.2 million, $6.4 million, and $5.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. The increase during 2001 was attributable to the acquisition of Propelis and to increased development programs, quality assurance and documentation, and amortization of capitalized technology associated with acquisitions. As part of our restructuring, we re-focused our development efforts and began supplementing internal development efforts with acquired technology. During the 2002 fourth quarter we acquired technology components for incorporation into our future product suite resulting in approximately $0.4 million of incremental expense, partially offsetting some of our expense reduction efforts. As a percentage of total revenues, research and development expenses were 28.7%, 25.2%, and 19.8% for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in percentage of total 2002 revenues represented by research and development expenses was due to the decline in revenues, which was not offset by the same decrease in research and development expenses.

Sales and Marketing. Sales and marketing expenses were $9.4 million, $14.6 million and $12.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. The changes during these periods were attributable to changes in our sales and marketing personnel in support of business levels, the impact of different revenue levels on variable compensation costs, such as sales commissions and to increased spending on marketing programs aimed at increasing our brand awareness. As a percentage of total revenues, sales and marketing expenses were 43.9%, 57.2% and 51.2% for the years ended December 31, 2002, 2001 and 2000, respectively.

General and Administrative. General and administrative expenses were $4.6 million, $5.7 million and $3.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. The changes in general and administrative expenses were in part due to changes in the number of personnel and related overhead required in support of our operations during the 2000 to 2002 periods. During 2001, we also increased our reserve for potential non-collectable trade receivables associated with the worsening global economy. As a percentage of total revenues, general and administrative expenses were 21.4%, 22.2% and 14.4% of total revenues for the years ended December 31, 2002, 2001 and 2000, respectively.

Restructuring and other Non-Recurring Charges. During 2002 we recorded a charge in the amount of $0.5 million, or 2.3% of revenues, associated primarily with a reduction in work force as part of the July 2002 restructuring plan discussed below. During 2001, we recorded a charge of $2.8 million, or 11.2% of revenues, including charges associated with an arbitration award ($0.2 million), the write-off of previously acquired technology ($1.2 million) and the cost of our fourth quarter 2001 restructuring plan ($1.4 million). Each of these charges is discussed in more detail below.

Arbitration Charge. In August 1999 a former distributor filed an arbitration complaint against one of our subsidiaries, alleging, among other things, that the subsidiary breached its agreement with such distributor by directly selling our products to a customer which the distributor claimed that it had the exclusive right to sell, entitling the distributor to damages. The arbitration was held in November 2000 and a decision by the arbitrators was entered on April 3, 2001. The arbitrators awarded the distributor a net amount of $392,000, including costs, to date and 50% of amounts collected from the customer in the future. We had previously established a reserve for a potential settlement of $125,000, representing an amount equal to the limitation of liability clause in the agreement. As a result of the award, we recorded a charge in the first quarter of 2001 of $417,000, representing the award to date plus $150,000 for amounts billed to the customer, less the reserve previously recorded. During the fourth quarter of 2001, we reduced the reserve by $150,000 based on the customer’s failure to pay the amounts billed during the first quarter of 2001.

We have appealed the decision of the arbitrators on the grounds that the decision did not cap the subsidiary’s exposure to the amount set forth in the limitation of liability provision of the agreement. In the interim, pursuant to the arbitrators’ decision, we have accrued and will accrue on a prospective basis as a selling expense an amount equal to 50% of amounts collected from the customer that relate to the agreement that was the subject of the arbitration proceeding.

Technology Write Off. During the third quarter of 2001 and as part of our 2001 restructuring, we revised our product development plan and abandoned the use of technology previously acquired for use in the product development cycle. As a result, we wrote off unamortized technology in the amount of $1.2 million during 2001.

Restructuring. As a result of the downturn in global economic conditions, the resulting decline in overall business levels and the related impact on our operations, we implemented two worldwide restructuring and cost reduction plans, first during the fourth quarter of 2001 and again in the third quarter of 2002. The plans included the elimination of approximately 45% of our worldwide workforce on a cumulative basis and a general reduction in all operating expenses. Mainly as a result of implementing the plan, by year-end 2002, total employment was reduced to 156 from a peak of 273 in September 2001.

During 2002, total costs and expenses, excluding non-recurring expenses, were reduced by approximately $9.0 million. The cost of implementing the restructuring plans was $1.4 million in 2001 and $0.5 million in 2002.

Financial Income (Expense), Net. Net financial income was $0.9 million for the year ended December 31, 2002, $2.3 million for the year ended December 31, 2001 and $3.1 million for the year ended December 31, 2000. In October 1999, we raised approximately $51 million, net of expenses, in an initial public offering. We maintained most of the funds raised in the public offering throughout 2000 and the first half of 2001. In August 2001 we used approximately $6.9 million for the acquisition of certain assets of Propelis Software, Inc., a business unit of Computer Network Technology Corporation, and related expenses. Most of the financial income was generated from investments of our funds in certain financial instruments, which generate interest and investment income. The decline is also associated with a general reduction in interest rates during the 2000 to 2002 periods.

Income Taxes. As of December 31, 2002, we had approximately $6.0 million of net operating loss carryforward for Israeli tax purposes, approximately $0.8 million of net operating loss carryforward for German tax purposes, approximately $4.2 million of net operating loss carryforward for United States federal tax purposes and approximately $4.9 million of net operating loss carryforward for United Kingdom tax purposes. The carryforwards are available to offset future taxable income. The United States net operating loss carryforward expires in various amounts between the years 2010 and 2022. The Israeli and the United Kingdom net operating loss carryforwards have no expiration date.

Net Income (Loss). As a result of the above factors, our operations resulted in net losses of $2.9 million in 2002 and $8.8 million in 2001. In 2000, we generated net income of $0.8 million.

B.	Liquidity and Capital Resources

Since our inception, we have funded operations primarily through the private placement and public offering of equity securities and, to a lesser extent, borrowings from financial institutions.

As of December 31, 2002, we had $41.4 million in cash and investments, all of which were interest bearing. During 2002, operating activities provided approximately $0.2 million in cash. One of the major components providing cash during 2002 was a reduction in trade receivables of $1.6 million. Our ability to structure transactions to yield upfront payment and our collection efforts have resulted in a decline in trade receivables expressed in days outstanding from 66 in 2001 to 44 in 2002. Other major components providing cash during 2002 included non-cash depreciation and amortization of $1.6 million and the accrued interest and amortization of premium on marketable securities of $0.4 million. Partially offsetting the provision of cash was the net loss of $2.9 million generated from operations and non-recurring charges and a reduction in accrued expenses and other liabilities of $0.6 million.

As of December 31, 2001, we had $41.6 million in cash and investments, all of which were interest bearing. During 2001, operating activities used approximately $1.8 million in cash. The major components using cash during 2001 included the net loss of $8.8 million from operations and non-recurring charges and a reduction in trade payables of $1.6 million. Partially offsetting the use of cash was a reduction in trade receivables of $4.4 million at the end of 2001, the non-cash write-off of acquired technology of $1.2 million and non-cash depreciation and amortization of $1.5 million. The reduction in trade receivables resulted from a decline in days sales outstanding from 74 in 2000 to 66 in 2001 and from a reduction in fourth quarter 2001 revenues in relation to fourth quarter 2000 as a result of global economic conditions.

Expenditures on property and equipment were approximately $0.6 million, $1.5 million and $1.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations. In addition, during 2001 we invested approximately $6.9 million in the acquisition of certain assets of Propelis Software, a business unit of Computer Network Technology Corporation, and $0.7 million to license technology for use in product development. The acquisition of certain assets of Anota Ltd. during 2002 did not involve the payment of cash consideration as part of the purchase price.

The purchase price of the acquisitions has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value of such assets at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill. Fair value of assets acquired and liabilities assumed approximate their book value. Fair value of technology rights was determined using the income approach, which reflects the present value of the projected earnings to be generated by the product which incorporates the technology. Based on the income approach, Propelis technology rights were valued at $1.3 million and determined to have a remaining life of five years, based on the income approach and the product life cycle. Anota technology rights and customer lists were each valued at $0.2 million and determined to have remaining lives of five and three years, respectively.

We have financed our operations and capital requirements through the sale of equity securities and bank borrowings in past years. We have a $2.8 million credit facility with two banks, which is secured by substantially all of our assets in Israel. We have borrowed under the facility from time to time on terms that vary for each borrowing. There were no borrowings outstanding as of December 31, 2002 or 2001 under the facility.

Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations, acquisitions and other factors. Over the next two years, we expect to devote substantial capital resources to expand our sales and marketing channels, and to invest in research and development activities. We believe our working capital is sufficient for our present requirements.

We are not party to any material off-balance sheet arrangements.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	1,731	525	770	436

Please refer to Item 3.D and Item 10.E for certain information regarding the possible elimination of tax benefits in Israel.

C.	Research and Development

We believe that strong product development is essential to our strategy of continuing to enhance and expand the capabilities of our products in order to continue to provide our customers with enabling solutions. We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited key software engineers and developers with experience in Java, communications, expert systems and Internet technologies.

Our research and development efforts have been primarily focused on enhancing and adding functionality to our existing products and adding new products based on our expectations of future technologies and industry trends.

Our research and development expenses were $6.2 million for the year ended December 31, 2002, $6.4 million for the year ended December 31, 2001 and $5.0 million for the year ended December 31, 2000. As of December 31, 2002, 2001 and 2000, respectively, we had 49, 62 and 63 employees engaged in our product development activities.

D.	Trend Information

We have been affected by global economic conditions in that existing and potential customers are closely monitoring their capital investments in products such as ours. The early effects of these conditions forced us to temper our business plan objectives and ultimately resulted in a small staff reduction in July 2001 as well as in the restructuring and further staff reductions in 2002 discussed in part A of this Item 5.

Partially as a response to the economic slowdown in the United States, we increased our focus on non-U.S. sales. We believe that this was one of the reasons for the increase in the percentage of our revenues generated by customers in Europe from 8.2% in 2001 to 20.3% in 2002. In the last quarter of 2002, we opened offices in Mexico City, Mexico, and in Sao Paulo, Brazil. We intend to continue this focus on non-U.S. sales in

2003. This strategy may result in our increasingly being subject to risks of international operations. We have also adopted a strategy of seeking to increase our sales both in and out of the U.S. by utilizing indirect distribution channels.

Our sales cycle generally continues to be at least six months from the date we qualify a prospective customer, but could be longer based on specific circumstances. We have no backlog of orders, as backlog is not a significant factor in our business.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our executive officers and directors as of February 28, 2003:

Name	Age	Position
Gideon Hollander(1)(2)	38	Chief Executive Officer and Director
Michael J. Potts	40	President
Robert C. Aldworth	50	Chief Financial Officer
David Holmes	47	Executive Vice President, Sales and Marketing
Tzvia Broida	33	Vice President, Finance
Christian Singer	39	Managing Director, Jacada Deutschland GmbH
Michael Warner	42	Managing Director, Jacada (Europe) Limited
Yossie Hollander(1)	45	Chairman of the Board and Director
Amnon Shoham(1)(2)(3)	45	Director
Ohad Zuckerman(3)	38	Director
Naomi Atsmon(3)	50	Director

(1)	Member of the Executive Committee
(2)	Member of the Compensation Committee
(3)	Member of the Audit Committee

Gideon Hollander was a co-founder of Jacada in 1990 and has served as our Chief Executive Officer since 1990. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations.

Michael J. Potts has been President of Jacada Ltd. since January 2001. Prior to his appointment as President, Mr. Potts served as President of Jacada, Inc. and President of World Wide Distribution since 1998. From July 1995 to May 1998, Mr. Potts was a Senior Vice President of Jacada, Inc. From September 1987 to April 1995, Mr. Potts held various sales and sales management positions with Dun & Bradstreet Software, a financial application software company, later acquired by Geac Computer Corporation Limited, until his resignation as Eastern Regional Manager. Mr. Potts and Jacada have entered into an agreement which calls for Mr. Potts to resign from his current position with Jacada effective May 31, 2003, and, from that time through the end of 2004, to provide Jacada with advisory services.

Robert C. Aldworth has been the Chief Financial Officer of Jacada Ltd. since January 2001. From August 1999 to July 2000, he was Chief Financial Officer and a director of Real Estate.com, Inc., an internet service provider to real estate professionals, and from June 1997 to March 1999 he was Chief Financial Officer at Homestead Village Inc., a publicly held provider of extended stay lodging. From January 1996 to June 1997, he was Chief Operating Officer of L.A. T Sportswear Inc., a publicly held manufacturer and distributor of sporting apparel.

David Holmes has been Executive Vice President of Sales and Marketing since December 2002. He served as Senior Vice President, Marketing from June 1998 through December 2002 and as Vice President of Marketing from October 1995 to June 1998. From June 1991 to October 1995, Mr. Holmes was Marketing Director for KnowledgeWare, Inc., later acquired by Sterling Software, Inc. From March 1984 to June 1991, Mr. Holmes was a consultant for Deloitte & Touche.

Tzvia Broida is the Vice President, Finance of Jacada Ltd., having served in this capacity since March 2000. Mrs. Broida has held various positions at Jacada since August 1995. From 1994 to 1995, Mrs. Broida worked as an accountant at the accounting firm of Yehuda Ehrlich & Partners. From 1992 to 1994, Mrs. Broida worked as an accountant at the accounting firm of Vexler, Kodenzick & Partners.

Christian Singer has been Managing Director of Jacada Deutschland GmbH since February 2001. From April 2000 until he joined Jacada, Mr. Singer worked as Business Unit Manager and Director Sales & Marketing for Geac Central Europe. From 1997 to 2000, he held various positions in Baan Company in Germany and the UK, where he successfully established the Baan Automotive Organisation. Between 1992 and 1997, Mr. Singer was employed at Zeuna Stärker GmbH & Co KG, a German Tier 1 automotive supplier with operations on three continents.

Michael Warner has been Managing Director, Jacada (Europe) Limited since August 2001 and Director Channels of Jacada (Europe) Limited since June 2000. From 1995 to June 2000, he held various sales management positions with Sterling Software UK Limited, later acquired by Computer Associates Inc. until his resignation as Regional Manager, Eastern Europe. From 1990 to 1995 he held various sales positions at McDonnell Douglas Information Systems Ltd., an international software provider.

Yossie Hollander has been Chairman of the Board of Directors of Jacada since November 1995 and a director since 1990. Mr. Hollander was a founder of, and from 1983 to 1994 served as the Chief Executive Officer of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Yossie Hollander is Gideon Hollander’s brother.

Amnon Shoham has served as a director since January 1994. Mr. Shoham is the Managing Director of Cedar Advisors Inc., a position he has held since 2001. From 1997 to 2000, Mr. Shoham was the Managing Director of Cedar Financial Advisors (Israel) Ltd. Mr. Shoham is also associated with Cedar Fund II, a venture fund investing in Israel-related, high technology companies. From 1993 to 1997, Mr. Shoham served as a Managing Partner of Star Ventures, a venture capital firm in Israel. Mr. Shoham serves on the board of directors of several private companies.

Ohad Zuckerman has been a director of Jacada since December 2000. Mr. Zuckerman is the CEO and President of Zeraim Gedera Ltd., an agricultural company which specializes in development and production of vegetable seeds, a position he has held since January 2000. From 1998 to January 2000, Mr. Zuckerman served as the Executive Vice-President of Zeraim Gedera and from 1990 to 1998 he served at the same company as the Marketing Manager. Mr. Zuckerman served as a member of the board of directors at Maximal Innovative Intelligence LTD, a provider of software for extracting information from data warehouses, from 1998 to 2002.

Naomi Atsmon has served as a director of Jacada since June 2001. Ms. Atsmon served as a Division President of Amdocs Ltd., a provider of information system solutions to communications companies, from July 1997 to December 2002. From 1994 until 1997, Ms. Atsmon served as a vice president at Amdocs Ltd. Ms. Atsmon has held various positions at Amdocs since 1986.

B.	Compensation

The aggregate remuneration we paid for the year ended December 31, 2002 to all executive officers as a group (9 persons including our former CTO, who resigned effective October 2002 and the former president of Jacada, Inc., who resigned effective July 2002), was $1,696,156 in salaries, fees, commissions and bonuses. This amount includes $41,161 set aside or accrued to provide for pension, retirement or similar benefits provided to our executive officers.

As of May 20, 2003, directors (except the CEO) will receive $750 for each meeting of the board of directors attended and each meeting of a committee of the board of directors attended. Prior to such date, directors did not receive cash compensation for their service on the board of directors or any committee of the board of directors. In addition, all directors are entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as board members, including attending board of directors meetings. Directors also receive options to purchase our ordinary shares.

As of April 30, 2003, options to purchase 1,318,091 ordinary shares granted to our directors and executive officers (11 persons) under our option plans were outstanding. The weighted average exercise price of these options was $3.24 per share.

C.	Board Practices

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

As of the date of filing of this form, we have authorized five directors. In accordance with the terms of our articles of association, the board of directors is divided into three classes, with the following terms of office:

•	Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2003;

•	Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2004; and

•	Class III directors, whose terms expire at the annual meeting of shareholders to be held in 2005.

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

Directors may be removed at any time by the holders of 75% of the voting power at a general meeting of shareholders. Shareholders may, by a majority vote (Ordinary Resolution), elect a director to fill the vacancy. If the shareholders do not elect a director to fill such vacancy within 30 days after the removal of the incumbent director, the board of directors may also elect a director to fill such vacancy. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until such director’s successor is elected and qualified.

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

Audit Committee

Under the Israeli Companies Law, an audit committee is required to be appointed by the board of directors. The audit committee must consist of at least three members, and include the two external directors we are also required to appoint pursuant to Israeli law. Neither the Chairman of the board of directors, directors employed by us or granting services to us on a permanent basis, nor any controlling shareholder or any relative of a controlling shareholder may serve on the audit committee.

The responsibilities of the audit committee include identifying irregularities in the management of our business and approving related-party transactions as required by law.

Pursuant to the current listing requirements of the Nasdaq National Market, we are required to have at least three independent directors on our audit committee. We have appointed such audit committee. Pursuant to the Sarbanes-Oxley Act of 2002, the Nasdaq National Market is expected to introducenew listing standards requiring all members of an audit committee to comply with tightened independence requirements. All three members of our audit committee currently comply with those requirements.

The current members of the audit committee are: Amnon Shoham, Ohad Zuckerman and Naomi Atsmon.

In addition, the Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. We have appointed Fahn Kanne Control Management Ltd. to serve as our internal auditor.

Compensation Committee

The responsibilities of the compensation committee include reviewing and, as required, approving policies under which compensation is awarded to our executive officers and key managers and overseeing the administration of our executive compensation programs, including the stock option plans.

The current members of the compensation committee are: Gideon Hollander and Amnon Shoham.

External Directors

Under the Israeli Companies Law, Israeli companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel are treated as public companies. Under this law, a public company, like ours, is required to appoint two external directors. This law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or this controlling entity. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. External directors are elected at a shareholders meeting, provided that either the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of such election or the total number of shares voted against the election does not exceed one percent of the aggregate voting rights in the company. External directors do not have powers or authority that are different from those granted to all other directors. An external director is appointed for a term of three years.

A person may not serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an external director. Any committee of the board of directors must include at least one external director. An external director is only entitled to compensation as provided in regulations to be adopted under the new law. Amnon Shoham, Ohad Zuckerman, and Naomi Atsmon are currently serving as our external directors.

D.	Employees

As of December 31, 2002, we had 60 employees in Israel, 86 in the United States, 9 in Europe and 1 in Latin America. Of our 156 employees, 49 were engaged in research and development, 40 in sales, marketing and business development, 35 in professional services and technical support and 32 in finance, administration and operations. During fiscal 2002, we reduced our workforce by a total of 39 primarily through the restructuring implemented in July 2002.

With respect to our Israeli employees, we are subject to Israeli labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

Furthermore, with respect to our Israeli employees, we are subject to provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. To date, we have not experienced any work stoppages.

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

We have reserved 5,760,450 ordinary shares under these option plans for issuance upon the exercise of options to be granted to officers, directors, employees and consultants of our subsidiaries. As of December 31, 2002, options to purchase 3,551,382 ordinary shares were outstanding under the option plans. The weighted average exercise price of options outstanding under our option plans is $3.74 as of December 31, 2002.

Our option plans are administered by our board of directors and the compensation committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants of ours or our subsidiaries. In addition, pursuant to the option plans, the exercise price of options shall be determined by our compensation committee but may not be less than the par value of the ordinary shares. The vesting schedule of the options is also determined by our compensation committee but generally the options vest over a three to four year period. Generally, options granted under the option plans are exercisable until the earlier of ten years from the date of the grant of the option or the expiration dates of the respective option plans. The 1994 Option Plan, the 1996 Option Plan and the 1999 Option Plan will expire on December 31, 2003, December 31, 2005 and December 31, 2009, respectively.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, to the best of our knowledge, as of May 19, 2003, those shareholders that own 5% or more of our capital stock.

Name of Beneficial Owner	Number of Shares Owned	Percentage
Yossie Hollander(1)	2,144,010	11.3%
Airbus Foundation(2)	2,025,590	10.7%
Dr. Meir Barel(3)	1,712,814	9.1%
Gideon Hollander(4)	1,189,988	6.4%

(1)

Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander. Represents 1,341,280 ordinary shares owned individually by Mr. Hollander, 302,670 ordinary shares owned by Mr. Hollander’s spouse and 500,060 ordinary shares owned by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein. Does not include an aggregate of 1,549,600 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests. Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts. Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346.

(2)	Based on a Schedule 13G/A filed with the Commission on January 9, 2003, this amount represents 2,025,590 ordinary shares held by Airbus Foundation. Based on a Schedule 13G/A filed with the Commission on January 30, 2002, Airbus Foundation held 1,146,300 ordinary shares as of such date. Based on a Schedule 13G filed with the Commission on July 19, 2001, Airbus Foundation held 1,002,500 ordinary shares as of such date. We make no representation as to the accuracy or completeness of the information reported. The address of Airbus Foundation is c/o Allegemeines, Treuunternehmen, P.O. Box 83, FL – 9490 Vaduz, Liechtenstein.

(3)	Based on a Schedule 13G/A filed with the Commission on February 11, 2002, this amount represents ordinary shares held by the following entities of which Dr. Barel is the sole director and primary owner: (a) 1,038,278 ordinary shares held by SVM Star Venture Capital Management Ltd. (Star Israel) and (b) 647,242 ordinary shares held by Star Ventures Management GmbH no. 3 (Star Germany). We make no representation as to the accuracy or completeness of the information reported. The address of Dr. Barel is Possartstrasse 9, D-81679, Munich, Germany.

(4)	Based on a Schedule 13G filed with Commission on February 13, 2001. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 11 Galgalei Haplada Street, Herzliya, 46722, Israel.

The shareholders that own 5% or more of our capital stock do not have different voting rights.

Based on information available to us, as of May 7, 2003, there were 63 record holders of Jacada shares in the United States, which represented 42.9% of the outstanding shares as of such date.

B.	Related Party Transactions

A loan in the amount of $60,000 was made in November 2000 to Tzvia Broida, who is our Vice President of Finance. The loan, which bears interest in accordance with Israeli law at the rate of 4% per annum, is evidenced by a promissory note. The loan is repayable in monthly instalments of 2,000 NIS (about $430) beginning in October 2001. The monthly instalments increased to 5,000 NIS (about $1,100) in February 2002 and to 7,000 NIS (about $1,400) in January 2003. The amount outstanding on such loan on December 31, 2002 was 150,007 NIS (approximately $31,667).

C.	Interests of Expert and Counsel

Not applicable.

Item 8: FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 for audited consolidated financial statements.

Export Sales

The Company generated approximately 80% of its revenues in North America and approximately 20% in Europe during the period beginning January 1, 2002 and ending December 31, 2002.

Legal Proceedings

We are, from time to time, a party to legal proceedings that are incidental to our business.

We do not believe that any legal proceeding to which we currently are a party is likely to have a material impact upon us.

Dividend Policy

We have no current intention of paying dividends.

B.	Significant Changes

There have been no significant changes since the date of our financial statements filed with this Annual Report for the year 2002.

Item 9: THE OFFER AND LISTING

A.	Offer and Listing Details

Share History

Our ordinary shares are quoted on the Nasdaq National Market under the symbol “JCDA” and on the Tel Aviv Stock Exchange (“TASE”) under the same symbol or its Hebrew equivalent.

The following table shows the high and low market prices on the Nasdaq National Market of our ordinary shares in the indicated years. Trading in our shares on the Nasdaq commenced on October 14, 1999.

Year	Period	High	Low
1999	10/14/99 - 12/31/99	$37.375	$8.000
2000	01/01/00 - 12/31/00	33.375	4.375
2001	01/01/01 - 12/31/01	6.300	2.050
2002	01/01/02 - 12/31/02	3.740	1.080

The following table shows the high and low market prices on the Nasdaq National Market for our ordinary shares for each financial quarter during our two most recent financial years.

Period	High	Low
01/01/01 – 03/31/01	$6.250	$4.375
04/01/01 – 06/30/01	6.300	3.437
07/01/01 – 09/30/01	4.240	2.250
10/01/01 – 12/31/01	3.200	2.050
01/01/02 – 03/31/02	3.740	2.820
04/01/02 – 06/30/02	3.500	2.360
07/01/02 – 09/30/02	2.440	1.490
10/01/02 – 12/31/02	1.850	1.080
01/01/03 – 03/31/03	1.710	1.180

The following table shows the high and low market prices on the Nasdaq National Market for our ordinary shares for the most recent six months.

Month	High	Low
April 2003	$2.12	$1.47
March 2003	1.71	1.35
February 2003	1.65	1.20
January 2003	1.52	1.18
December 2002	1.71	1.22
November 2002	1.85	1.08

The following table shows the high and low market prices on the TASE of our ordinary shares in the indicated years. Trading in our shares on the TASE commenced on June 18, 2001. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rate between the U.S. Dollar and the NIS as of December 31, 2002.

Year	Period	High	Low
2001	06/18/01 - 12/31/01	$3.88	$1.91
2002	01/01/02 - 12/31/02	$3.48	$1.21

The following table shows the high and low market prices on the TASE for our ordinary shares for each financial quarter since trading commenced.

Period	High	Low
06/18/01 – 06/30/01	$3.88	$3.58
07/01/01 – 09/30/01	3.79	2.33
10/01/01 – 12/31/01	2.91	1.91
01/01/02 – 03/31/02	3.48	2.66
04/01/02 – 06/30/02	3.48	2.53
07/01/02 – 09/30/02	2.12	1.56
10/01/02 – 12/31/02	1.58	1.21
01/01/03 – 03/31/03	1.57	1.47

The following table shows the high and low market prices on the TASE for our ordinary shares for the most recent six months.

Month	High	Low
April 2003	$1.90	$1.52
March 2003	1.57	1.54
February 2003	1.54	1.47
January 2003	1.52	1.52
December 2002	1.52	1.46
November 2002	1.58	1.55

B.	Plan of distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq National Market under the symbol “JCDA” and on the TASE under the same symbol or its Hebrew equivalent.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10: ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

For a copy of our Memorandum of Association and our Articles of Association, see Item 19, Exhibits 1.1 and 1.2 which have been incorporated by reference as part of this Annual Report from our Registration Statement on Form F-1, File No. 333-10882. In addition, because we are an Israeli company, we are governed by the provisions of the Israeli Companies Law which are described below along with certain provisions of our governing documents.

Approval of Specified Related Party Transactions

The Israeli Companies Law imposes a duty of care and a duty of loyalty on all of a company’s office holders as defined below, including directors and executive officers. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. An “office holder” as defined in the Israeli Companies Law is a director, a general manager, a chief executive officer, a deputy chief executive officer, a vice chief executive officer, other managers directly subordinate to the chief executive officer and any person who fills one of the above positions without regard to title.

The Israeli Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. Once an office holder complies with these disclosure requirements, the board of directors may approve a transaction between the company and the office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company’s interest cannot be approved. If the transaction is an extraordinary transaction under the Israeli Companies Law, then, in addition to any approval stipulated by the articles of association, it also requires audit committee approval before board approval and, in specified circumstances, subsequent shareholder approval. Any transaction between a company and one of its directors relating to the conditions of the director’s service, including in relation to exculpation, insurance or indemnification, or in relation to the terms of the director’s service in any other capacity requires audit committee approval before board approval and subsequent shareholder approval.

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

Rights, Preferences and Restrictions upon Shares

Our Board of Directors may from time to time declare, and cause the Company to pay, an interim dividend and final dividend for any fiscal year only out of retained earnings, or earnings derived over the two most recent fiscal years, whichever is higher. Our articles provide that the final dividend in respect of any fiscal year shall be proposed by the Board of Directors and shall be payable only after the same has been approved by a resolution of the shareholders of the Company, approved by a majority of the shares voting thereon. However, no such resolution shall provide for the payment of an amount exceeding the amount proposed by the Board of Directors for the payment of such final dividend, and no such resolution or any failure to approve a final dividend shall affect any interim dividend theretofore declared and paid. The Board of Directors shall determine the time for payment of such dividends, both interim and final, and the record date for determining the shareholders entitled thereto.

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

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval requires that: (a) the majority of shares voted at the meeting, including at least one third of the shares of disinterested shareholders voted at the meeting, vote in favor of the transaction; or (b) the total number of shares of disinterested shareholders voted against the transaction does not exceed one percent of the aggregate voting rights in the company.

The Israeli Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with voting at a shareholders’ meeting on:

•	Any amendment to the articles of association;

•	An increase in the company’s authorized capital;

•	A merger; or

•	Approval of some of the acts and transactions which require shareholder approval.

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

Amendment of Articles

Our articles require, in order to amend the articles, the approval of the holders of at least 75% of the shares represented at a meeting, in person or by proxy, with the right to vote on the issue. Our articles differ from the Israeli Companies Law in this respect as the law requires only the consent of at least 50% of the voting power of the company represented at a meeting and voting on the change for amendment of articles of association.

Shareholders Meetings and Resolutions

We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Extraordinary general meetings may be called by our board whenever it sees fit, at such time and place, within or without the State of Israel, as it may determine. In addition, the Israeli Companies Law provides that the board of a public company is required to convene an extraordinary meeting upon the request of (a) any two directors of the company or one quarter of the company’s board of directors or (b) one or more shareholders holding, in the aggregate, (i) five percent of the outstanding shares of the company and one percent of the voting power in the company or (ii) five percent of the voting power in the company.

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

Mergers and Acquisitions; Anti-takeover Provisions

The Israeli Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of the 75% of the company’s shares, present and voting on the proposed merger at a shareholders’ meeting, provided that the merger is not objected to by a majority of the shares represented at the meeting after excluding shares held by the other party to the merger or any person holding at least a 25% interest in such other party, including related parties or entities under the other party’s control.

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

If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company, that acquisition must be made by means of a tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

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

On July 31, 2002 we acquired certain assets and assumed certain liabilities of Anota Ltd. for an aggregate purchase price of approximately $763,000, including acquisition costs of $123,000 paid in cash, issuance of 367,373 our Ordinary Shares at a fair value of $ 640,000 and an earnout arrangement on the basis of future revenues. These assets include key technology and intellectual property related to thin-client, web-to-host, emulation software for desktop connectivity. These technologies enable organizations to make their business critical applications easily available over the Web, without installing any software on the host system or client machines.

Other than the foregoing, we have entered into no material contracts outside of the ordinary course of business for the two year period ending December 31, 2002.

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

The following discussion sets forth the material United States and Israeli tax consequences of the ownership of ordinary shares by a holder that holds our ordinary shares, as capital assets.

The following discussion does not address the tax consequences to holders of ordinary shares to which special tax rules may apply, such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of our voting stock, holders that hold ordinary shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency is not the U.S. dollar. This discussion also does not apply to holders who acquired their ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan. This discussion is based on the tax laws of Israel and the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, as well as the Income Tax Treaty Between the United States of America and Israel, as amended (the Treaty), all of which are subject to change or change in interpretation, possibly with retroactive effect.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of ordinary shares that is:

a citizen or resident of the United States;

a corporation or other entity taxable as a corporation organized under the laws of the United states or any political subdivision of the United States;

an estate the income of which is subject to United States federal income taxation without regard to its source; or

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

This discussion does not address any aspects of United States taxation other than federal income taxation. Holders are urged to consult their tax advisors regarding the United States federal, state and local and the Israeli and other tax consequences of owning and disposing of ordinary shares.

Information Reporting and Backup Withholding

U.S. information reporting requirements and backup withholding tax generally will apply to payments to some non-corporate holders of ordinary shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ordinary shares by a payor within the United States to a holder of ordinary shares other than an “exempt recipient,” including a corporation and any payee that is not a U.S. Holder that provides an appropriate certification.

A payor within the United States will be required to withhold at the fourth lowest rate of tax applicable to single individual taxpayers (30% for taxable years beginning in 2003) on any payments of dividends on, or proceeds from the sale of, ordinary shares within the United States to a holder, other than an “exempt recipient,” if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, backup withholding tax requirements.

United States Federal Income Taxation of Owning and Selling Ordinary Shares.

Dividends and Distributions

U.S. Holders

Subject to the passive foreign investment company rules discussed below, U.S. holders will include in gross income the gross amount of any dividend paid, before reduction of Israeli withholding taxes, by us out of its current or accumulated earnings and profits, as determined for Untied States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the U.S. holder. Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but generally will be “passive income” or “financial services income,” which are treated separately from other types of income for foreign tax credit limitation purposes. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporation. The amount of the dividend distribution included in income of a U.S. holder will be the U.S. dollar value of the NIS payments made, determined at the spot NIS/U.S. dollar rate on the date such dividend distribution is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder’s basis in the ordinary shares and thereafter as capital gain. We will notify our shareholders of any distribution in excess of current and accumulated earnings and profits at the time of such distribution in accordance with the requirements of the Internal Revenue Code.

Subject to certain limitations, the Israeli tax withheld in accordance with the Treaty and paid over to Israel will be creditable against the U.S. holder’s United States federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. holder under the laws of Israel or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder’s United States federal income tax liability, whether or not the refund is actually obtained.

Non-U.S. Holders

A non-U.S. holder is not subject to United States federal income tax with respect to dividends paid on ordinary shares unless the dividends are “effectively connected” with that non-U.S. holder’s conduct of a trade or business in the United States, and attributable to a permanent establishment maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting that non-U.S.

holder to United States taxation on a net income basis, or that non-U.S. holder is an individual present in the United States for at least 183 days in the taxable year of the dividend distribution and certain other conditions are met. In such cases, a non-U.S. holder will be taxed in the same manner as a U.S. holder. A corporate non-U.S. holder may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if that corporate non-U.S. holder is eligible for the benefits of an income tax treaty providing for a lower rate, with respect to gains that are “effectively connected” with its conduct of a trade of business in the United States.

Sale or Exchange of Ordinary Shares

U.S. Holders

Subject to the passive foreign investment company rules discussed below, a U.S. holder that sells or otherwise disposes of ordinary shares generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized on the sale or disposition and the tax basis, determined in U.S. dollars, in the ordinary shares. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% if the ordinary shares were held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Non-U.S. Holders

A non-U.S. holder will not be subject to United States federal income tax on gain recognized on the sale or other disposition of ordinary shares unless the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting that non-U.S. holder to United States taxation on a net income basis, or the non-U.S. holder is an individual and present in the United States for at least 183 days in the taxable year of the sale and certain other conditions are met. In such cases, a non-U.S. holder will be taxed in the same manner as a U.S. holder. A corporate non-U.S. holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate if eligible for the benefits of an income tax treaty that provides for a lower rate, on “effectively connected” gains recognized.

Passive Foreign Investment Company Rules

We believe that our ordinary shares should not be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and may be subject to change. In general, we will be a passive foreign investment company with respect to a U.S. holder if, for any taxable year in which the U.S. holder held ordinary shares, either at least 75% of our gross income for the taxable year is passive income or at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. If we were to be treated as a passive foreign investment company, then unless a U.S. holder makes a mark-to-market election, gain realized on the sale or other disposition of our ordinary shares would in general not be treated as capital gain. Instead, a U.S. holder would be treated as if the holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

Israeli Taxation

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

General Corporate Tax Structure

The general corporate tax rate in Israel is currently 36%, although the tax rate on capital gains was lowered to 25% on January 1, 2003. However, the effective tax rate payable by a company which derives income from an “Approved Enterprise” may be considerably less.

Under the Law for the Encouragement of Industry (Taxes), 1969, which is referred to below as the Industry Encouragement Law, a company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS, exclusive of income from certain loans, marketable securities, capital gains, interest and dividends, is derived from Industrial Enterprises owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial manufacturing. We currently qualify as an Industrial Company.

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

Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959, which is referred to below as the Capital Investments Law, provides that capital investments in a production facility or other eligible assets may, upon application to the Israeli Investment Center of the Ministry of Industry and Commerce, be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An Approved Enterprise is entitled to certain benefits, including Israeli Government cash grants, state-guaranteed loans and tax benefits.

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

We currently have Approved Enterprise programs under the Capital Investments Law, which entitle us to certain tax benefits. The tax benefit period for these programs has not yet commenced. We have elected the “alternative benefits” program which provides for the waiver of grants in return for tax exemption. Accordingly, our income is tax-exempt for a period of two years commencing with the year we first earn taxable income relating to each expansion program, and is subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five years. The exact rate reduction is based on the percentage of foreign ownership in each tax year. See note 9 to our consolidated financial statements. A company that has elected to participate in the Alternative Benefits Program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed, including withholding tax thereon, at the rate that would have been applicable had the company not elected the Alternative Benefits Program, ranging from 10% to 25%. The dividend recipient is taxed at the reduced rate of 15%, applicable to dividends from Approved Enterprises if the dividend is distributed within 12 years after the benefits period. The withholding tax rate will be 25% after such period. In the case of a company with over 25% foreign investment level, as defined by law, the 12-year limitation on reduced withholding tax on dividends does not apply. This tax should be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. See “Withholdings and Capital Gains Taxes Applicable to Non-Israeli Shareholders.”

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

Other Benefits

An Approved Enterprise is also entitled to the following two other incentives from the Israeli Government regardless of whether the Alternative Benefits Program is elected:

•	loans to Approved Enterprises, approved prior to January 1, 1997, which also qualify as Industrial Companies, from banks and other financial institutions, of up to 70% of approved project expenditures, of which 75% or in certain cases 85%, are State-guaranteed; and

•	accelerated depreciation on property and equipment, generally ranging from 200% with respect to equipment to 400% with respect to buildings of the ordinary depreciation rates during the first five tax years of the operation of these assets, subject to a ceiling of 20% per year with respect to depreciation on buildings.

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

The Israeli Income Tax Ordinance and the Inflationary Adjustments Law allow “Foreign-Invested Companies,” which maintain their accounts in dollars in compliance with regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a “Foreign-Invested Company” is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. We believe that we qualify as a Foreign Investment Company within the meaning of the Inflationary Adjustment Law. We have elected to measure our results for tax purposes based on the dollar exchange rate beginning with our tax returns for fiscal year 2003.

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

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are generally required to withhold income tax at the rate of 25% on all distributions of dividends, although if the dividend recipient holds 10% of our voting stock for a certain period prior to the declaration and payment of the dividend, we are only required to withhold at a 12.5% rate. Notwithstanding the foregoing, with regard to dividends generated by an Approved Enterprise, we are required to withhold income tax at the rate of 15%.

Israeli law generally imposes a capital gains tax on the sale of publicly traded securities. Pursuant to changes made to the Israeli Income Tax Ordinance in January 2003, capital gains on the sale of our ordinary shares will be subject to Israeli capital gains tax, generally at a rate of 15%. However, as of January 1, 2003 nonresidents of Israel will be exempt from capital gains tax in relation to the sale of our ordinary shares for so long as (a) our ordinary shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance. As of January 1, 2003 nonresidents of Israel are also exempt from Israeli capital gains tax resulting from the sale of securities on the Tel Aviv Stock Exchange provided that the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel.

In addition, under the income tax treaty between the United States and Israel, a holder of ordinary shares who is a United States resident will be exempt from Israeli capital gains tax on the sale, exchange or other disposition of such ordinary shares unless the holder owns, directly or indirectly, 10% or more of our voting power during the 12 months preceding such sale, exchange or other disposition.

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

We are currently subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and file periodic reports and other information with the Securities and Exchange Commission through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this Annual Report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and the Commission’s regional offices located in New York, New York and Chicago, Illinois. Copies of all or any part of the registration statement or other filings may be obtained from these offices after payment of fees required by the Commission. Please call the Commission at 1-800-SEC-0330 for further information. The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed.

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

We develop products in Israel and North America and sell them worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in dollars, an increase in the value of the dollar could make our products less competitive in foreign markets. The foreign currency exchange rate effects for the year ended December 31, 2002, 2001, and 2000 were immaterial. Our interest expense is sensitive to changes in LIBOR. Due to the nature and levels of our borrowings, we have concluded that there is no material market risk exposure.

We invest in U.S. Treasury notes, investment grade U.S. corporate securities and dollar deposits with banks. These investments typically carry fixed interest rates. Until September 2001 our marketable securities were designated under FAS 115 as held-to-maturity marketable securities. As a result of unexpected events, we sold our held-to-maturity marketable securities. As of December 31, 2002, our marketable securities were designated as available for sale. If we hold these securities to the maturity date, financial income over the holding period is not sensitive to changes in interest rates.

As of December 31, 2002, we had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes in the rights of holders of any of our registered securities.

The effective date of the registration statement (No. 333-10882) for our initial public offering of our ordinary shares, NIS 0.01 par value, was October 14, 1999. The offering commenced on October 20, 1999, and terminated after the sale of all the securities registered. The managing underwriter of the offering was Lehman Brothers. We registered 5,175,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriters’ over-allotment option. We sold 5,175,000 ordinary shares at an aggregate offering price of $56,925,000 ($11.00 per share). Under the terms of the offering, we incurred underwriting discounts of $3,984,750. We also incurred expenses of $2,769,250 million in connection with the offering. None of the amounts was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owing ten percent or more of any class of our equity securities, or to any of our affiliates.

The net proceeds that we received as a result of the offering were $50,568,390. As of December 31, 2002, the net proceeds have been used to invest in a variety of financial instruments and for general corporate purposes. More specifically, a portion of the proceeds, $6.9 million, was used to purchase certain assets of Propelis Software, Inc., a business unit of Computer Network Technology Corporation. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15: CONTROLS AND PROCEDURES

During the 90 day period prior to the filing of this annual report, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Following that evaluation, our management, including the CEO and CFO, concluded that based on the evaluation, the design and operation of our disclosure controls and procedures were effective at that time. Since the evaluation, there have been no significant changes in our internal controls or in factors that could significantly affect internal controls, including, because we have not identified any significant deficiencies or material weaknesses in our internal controls, any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Not yet applicable

Item 16B: CODE OF ETHICS

Not yet applicable

PART III

Item 17: FINANCIAL STATEMENTS

See Item 18.

Item 18: FINANCIAL STATEMENTS

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page
Report of Independent Auditors	65

Consolidated Balance Sheets	66 - 67

Consolidated Statements of Operations	68

Statements of Changes in Shareholders’ Equity	69

Consolidated Statements of Cash Flows	70 - 71

Notes to Consolidated Financial Statements	72 - 96

[GRAPHIC APPEARS HERE]

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

JACADA LTD.

We have audited the accompanying consolidated balance sheets of Jacada Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER & GABBAY
January 26, 2003	A Member of Ernst and Young Global

JACADA LTD.

CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,
	2002	2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,319	$5,982
Marketable securities	22,326	35,660
Trade receivables (net of allowance for doubtful accounts of $ 398 and $ 1,022 at December 31, 2002 and 2001, respectively)	2,661	4,261
Other current assets	645	626

Total current assets	40,951	46,529

LONG-TERM INVESTMENTS:
Marketable securities	3,737	—
Severance pay fund	576	567
Other long-term assets	79	203

Total long-term investments	4,392	770

PROPERTY AND EQUIPMENT, NET	2,804	3,632

OTHER ASSETS, NET:
Technology (net of accumulated amortization of $ 381 and $ 95 at December 31, 2002 and 2001, respectively)	1,177	1,245
Other intangibles, net (net of accumulated amortization of $ 23 and $ 0 at December 31, 2002 and 2001, respectively)	140	—
Goodwill	4,554	4,283

Total other assets	5,871	5,528

	$54,018	$56,459

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD.

CONSOLIDATED BALANCE SHEETS

(A) U.S. Dollars in thousands, except for share and per share data

	December 31,
	2002	2001
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$760	$750
Deferred revenues	2,144	2,065
Accrued expenses and other liabilities	3,599	4,089

Total current liabilities	6,503	6,904

LONG-TERM LIABILITIES:
Accrued severance pay	927	967
Accrued expenses	124	—

Total long-term liabilities	1,051	967

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value:
Authorized: 30,000,000 shares as of December 31, 2002 and 2001; Issued and outstanding: 18,935,903 and 18,537,704 shares as of December 31, 2002 and 2001, respectively	55	54
Additional paid-in capital	69,143	68,486
Deferred stock compensation	(25)	(71)
Accumulated other comprehensive income	81	—
Accumulated deficit	(22,790)	(19,881)

Total shareholders’ equity	46,464	48,588

	$54,018	$56,459

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. Dollars in thousands, except for share data

	Year ended December 31,
	2002	2001	2000
Revenues:
Software licenses	$9,783	$10,930	$15,506
Services	4,518	8,986	6,070
Maintenance	7,235	5,630	3,540

Total revenues	21,536	25,546	25,116

Cost of revenues:
Software licenses	248	520	725
Services	3,115	4,859	3,636
Maintenance	1,247	1,705	1,574

Total cost of revenues	4,610	7,084	5,935

Gross profit	16,926	18,462	19,181

Operating expenses:
Research and development	6,191	6,446	4,979
Sales and marketing	9,450	14,619	12,873
General and administrative	4,602	5,679	3,624
Restructuring and other non-recurring charges	501	2,846	—

Total operating expenses	20,744	29,590	21,476

Operating loss	(3,818)	(11,128)	(2,295)
Financial income, net	909	2,330	3,082

Income (loss) before taxes on income	(2,909)	(8,798)	787
Taxes on income (benefit)	—	(7)	10

Net income (loss)	$(2,909)	$(8,791)	$777

Basic and diluted net earnings (loss) per share	$(0.16)	$(0.48)	$0.04

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. Dollars in thousands, except for share data

	Ordinary shares			Additional paid-in capital	Deferred Stock compensation	Accumulated other Comprehensive income	Accumulated deficit	Total Comprehensive income (loss)	Total shareholders’ equity
	Shares	Amount
Balance as of January 1, 2000	17,610,893	$52		$66,941	$(272)	$—	$(11,867)		$54,854

Exercise of stock options, net	817,638	2		958	—	—	—		960
Cancellation of deferred stock compensation in respect of forfeited options	—	—		(56)	56	—	—		—
Amortization of deferred stock compensation	—	—		—	55	—	—		55
Net income	—	—		—	—	—	777	$777	777

Total comprehensive income								$777

Balance as of December 31, 2000	18,428,531	54		67,843	(161)	—	(11,090)		56,646

Exercise of stock options, net	109,173	—	*)	158	—	—	—		158
Cancellation of deferred stock compensation in respect of forfeited options	—	—		(15)	15	—	—		—
Amortization of deferred stock compensation	—	—		—	75	—	—		75
Issuance of warrant in respect of the acquisition of Propelis	—	—		500	—	—	—		500
Net loss	—	—		—	—	—	(8,791)	$(8,791)	(8,791)

Total comprehensive loss								$(8,791)

Balance as of December 31, 2001	18,537,704	54		68,486	(71)	—	(19,881)		48,588

Exercise of stock options, net	30,826	—	*)	43	—	—	—		43
Cancellation of deferred stock compensation in respect of forfeited options				(25)	25	—	—		—
Amortization of deferred stock compensation	—	—		—	21	—	—		21
Issuance of Ordinary shares in respect of the acquisition of Anota	367,373	1		639	—	—	—		640
Net loss	—	—		—	—	—	(2,909)	$(2,909)	(2,909)
Unrealized gains from available for sale marketable securities, net	—	—		—	—	81	—	81	81

Total comprehensive loss								$(2,828)

Balance as of December 31, 2002	18,935,903	$55		$69,143	$(25)	$81	$(22,790)		$46,464

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net income (loss)	$(2,909)	$(8,791)	$777
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,619	1,474	987
Write-off of Precise Technology	—	1,188	—
Amortization of deferred stock compensation	21	75	55
Accrued interest on short-term bank deposits	—	49	(92)
Accrued interest and amortization of premium and discount on marketable securities	356	329	(490)
Gain on sales of marketable securities	(6)	(192)	—
Decrease (increase) in accrued interest on other long-term assets	17	27	(20)
Increase (decrease) in accrued severance pay, net	(49)	(88)	241
Decrease (increase) in trade receivables	1,607	4,439	(2,643)
Decrease (increase) in other current assets	(36)	188	(296)
Increase (decrease) in trade payables	(29)	(1,596)	340
Increase (decrease) in deferred revenues	57	246	(1,978)
Increase (decrease) in accrued expenses and other liabilities	(637)	877	1,047
Increase in long-term accrued expenses	124	—	—
Other	75	1	1

Net cash provided by (used in) operating activities	210	(1,774)	(2,071)

Cash flows from investing activities:
Investment in short-term bank deposits	(7,133)	—	(5,161)
Proceeds from sale of short-term bank deposits	7,133	5,260	—
Investment in held to maturity marketable securities	—	(22,825)	(89,301)
Investment in available for sale marketable securities	(95,886)	(35,660)	—
Redemption of held to maturity marketable securities	—	37,847	102,512
Proceeds from sale and redemption of available for sale of marketable securities	105,214	—	—
Proceeds from sale of held to maturity marketable securities	—	22,639	—
Purchase of property and equipment (b)	(613)	(1,475)	(1,717)
Payment in respect of other assets	—	(700)	(500)
Proceeds from sale of property and equipment	213	32	14
Investment in other long-term assets	(18)	(91)	(175)
Cash with respect of Propelis acquisition (c)	—	(6,863)	—
Cash with respect of Anota acquisition, net of cash acquired (d)	28	—	—
Other	146	86	26

Net cash provided by (used in) investing activities	9,084	(1,750)	5,698

Cash flows from financing activities:
Exercise of stock options, net	43	158	960
Payment of principal of long-term debt	—	(12)	(368)

Net cash provided by financing activities	43	146	592

Increase (decrease) in cash and cash equivalents	9,337	(3,378)	4,219
Cash and cash equivalents at the beginning of the year	5,982	9,360	5,141

Cash and cash equivalents at the end of the year	$15,319	$5,982	$9,360

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

		Year ended December 31,
		2002	2001	2000
Supplemental disclosure of cash flows activities:

(a)	Cash paid during the year for:

	Interest and charges	$11	$60	$20

(b)	Non-cash activities:

	Purchase of property and equipment	$33	$17	$170

	Purchase of Precise technology	$—	$—	$1,000

(c)

In August 2001, the Company and its subsidiaries acquired certain assets and assumed certain liabilities of Propelis Software, Inc., a business unit of Computer Network Technology Corporation. The estimated net fair value of the assets acquired and liabilities assumed as of the date of acquisition was as follows:

	Working capital, excluding cash and cash equivalents		$1,355
	Property and equipment		385
	Goodwill		4,283
	Propelis technology		1,340

			7,363
	Less—amounts acquired by issuance of warrant		(500)

			$6,863

(d)

In July 2002, the Company acquired certain assets and assumed certain liabilities of Anota Ltd. The estimated net fair value of the assets acquired and liabilities assumed as of the date of acquisition was as follows:

	Working capital deficiency, excluding cash and cash equivalents	$(181)
	Property and equipment	141
	Other intangibles	163
	Goodwill	271
	Anota Technology	218

		612
	Less—amounts acquired by issuance of shares	(640)

		$(28)

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands

NOTE 1:- GENERAL

a.	Jacada Ltd. (the “Company”) was incorporated, under the laws of Israel, in December 1990.

b.	Jacada Ltd. and its wholly-owned subsidiaries—Jacada (Europe) Limited. (the U.K. subsidiary) and its wholly-owned subsidiary Jacada Deutschland GmbH, (the German subsidiary) Jacada, Inc. (the U.S. subsidiary) and its wholly-owned subsidiary Jacada Canada, Inc.—develop and market web application hosting and business-to-business infrastructure software. The Company and its subsidiaries generate revenues from licensing their software products and from services such as maintenance, support, consulting and training.

The majority of the Company and its subsidiaries sales are made in North America and Europe. As for major customers, see also Note 14.

c.	Acquisitions:

1.	Acquisition of Propelis Software Inc. (“Propelis”)

On August 23, 2001, the Company and its U.K. and U.S. subsidiaries acquired certain assets and assumed certain liabilities related to Propelis Software Inc., a business unit of Computer Network Technology Corporation, for an aggregate purchase price of approximately $ 7,463 of which $ 6,963 in cash (of which $ 100 were paid in 2002), and a warrant to purchase 350,000 Ordinary shares of the Company at a fair value of $ 500. (See also Note 10e).

Products acquired as part of the Propelis acquisition enable organizations to leverage their existing information assets and infrastructure in highly collaborative e-business solutions that integrate critical business processes, information and people.

The operations of Propelis are included in the consolidated statements from the date of acquisition.

The acquisition was accounted for by the purchase method of accounting, in accordance with Statement of Financial Accounting Standards No. 141 “Business Combination” (“SFAS 141”), and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Working capital, net	$1,455
Property and equipment	385
Goodwill	4,283
Propelis Technology(1)	1,340

Net assets acquired	$7,463

(1)	See also Note 6, 7.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 1:- GENERAL (Cont.)

The following represents the unaudited pro-forma results of operations for the years ended December 31, 2001 and 2000, assuming that the Propelis acquisition had been consummated as of January 1, 2001 and 2000, respectively:

	Year ended December 31,
	2001	2000
Revenues	$32,507	$33,451

Net loss	$(16,686)	$(12,743)

Basic and diluted net loss per share	$(0.89)	$(0.69)

The pro-forma financial information is not necessarily indicative of the consolidated results that would have been attained had the acquisition taken place at the beginning of 2000 or 2001, nor is it necessarily indicative of future results.

2.	Acquisition of Anota Ltd. (“Anota”):

On July 31, 2002, the Company acquired certain assets and assumed certain liabilities related to Anota Ltd. for an aggregate purchase price of approximately $ 763 including acquisition costs of $ 123 in cash, issuance of 367,373 Ordinary shares at a fair value of $ 640 and the right to receive additional cash, based on percentage from certain post-acquisition revenues.

When the contingency is resolved and additional consideration is distributable, the Company shall record the fair value of the consideration paid or to be paid as an additional goodwill.

As of December 31, 2002, no material related revenues were generated and as a result no additional consideration has been paid.

The Company determined the fair value of the issued Ordinary shares using Emerging Issues Task Force No. 99-12 “Determination of the Measurement Date For the Market Price of Acquirer Securities Issued in a Purchase Business Combination” (“EITF No. 99-12”). According to EITF No. 99-12 the fair value is determined based on the average market price of the Company’s ordinary shares close to the acquisition date.

Products acquired as part of the Anota acquisition enable organizations to make their business critical applications available over the Web in a matter of minutes without installing any software on the host system or client machine. Following Anota’s acquisition the Company enhanced the functionality of its existing products and increased its market penetration.

The operations of Anota are included in the consolidated statements from the date of acquisition.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 1:- GENERAL (Cont.)

The acquisition was accounted for by the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Current assets	$162
Property and equipment	141
Anota Technology	218
Other Intangibles	163
Goodwill	271
Current liabilities	(192)

Net assets acquired	$763

The following represents the unaudited pro-forma results of operations for the years ended December 31, 2002 and 2001 assuming that the Anota acquisition had been consummated as of January 1, 2002 and 2001, respectively:

	Year ended December 31,
	2002	2001
Revenues	$21,546	$25,675

Net loss	$(3,587)	$(11,163)

Basic and diluted net loss per share	$(0.19)	$(0.59)

The pro-forma financial information is not necessarily indicative of the consolidated results that would have been attained had the acquisition taken place at the beginning of 2002 or 2001, nor is it necessarily indicative of future results.

d.	Restructuring charges:

1.	In October 2001, due to recent events and a slowdown in the software industry, the Company and its subsidiaries made changes in their business strategies, operations and structure in an attempt to improve future operating results, by adopting a restructuring plan.

The plan consisted of the involuntary termination of 56 employees (14 research and development employees, 16 professional services and support employees, 22 sales and marketing employees and 4 administrative employees), the subletting of a portion of the existing office space of the Company and its subsidiaries and decreasing compensation and benefits to the Company’s employees.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 1:- GENERAL (Cont.)

2.	In July 2002, the Company and its subsidiaries adopted another restructuring plan in an attempt to improve future operating results. The plan consisted of the involuntary termination of 39 employees (14 research and development employees, 5 professional service and support employees, 11 sales and marketing employees and 9 administrative employees) and the subletting of a portion of the existing office space of the Company.

In connection with the 2002 and 2001 restructuring plans, EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity (including certain cost in restructuring)” and Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges” (“SAB No. 100”) were applied and accordingly, the Company and its subsidiaries incurred expenses of $ 501 and $ 1,391, respectively, of which, as of December 31, 2002 and 2001, $ 254 and $ 518 remain accrued.

The major components of restructuring charges are as follows:

	Year ended December 31,
	2002	2001
Employee termination benefits	$395	$916
Facilities closures	106	411
Other	—	64

	$501	$1,391

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. Dollars:

A majority of the revenues of the Company and its subsidiaries is generated in United States dollars (“dollars”). The Company and its subsidiaries’ management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52 , “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

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

The Company and its subsidiaries account for their investments in marketable securities using Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

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

Debt securities for which the Company and its subsidiaries do not have the intent or ability to hold to maturity are classified as available-for-sale, along with any investments in equity securities that have not been classified as “trading securities”.

At December 31, 2002 and 2001 all marketable securities covered by SFAS No. 115 were designated as available for sale. Accordingly, these securities are stated at fair value, with the unrealized gains and losses, reported as a separate component of shareholders’ equity, accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

The Company and its subsidiaries investments in debt securities are diversified among high-credit quality securities in accordance with the Company and its subsidiaries’ investment policy, (see also Note 3).

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and peripheral equipment	20 - 33
Office furniture and equipment	6 - 15
Motor vehicles	15
Leasehold improvements	Over the term of the lease

g.	Other assets:

1.	During 2000, the Company purchased and capitalized technology with accordance to Statement of Financial Accounting Standard No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), in the amount of $ 1,500 (“Precise Technology”).

The Precise Technology was amortized using the straight line method over the estimated economic life of the technology, which was four years.

Due to the slowdown in the software industry and to the purchase of Propelis Technology, the Company and its subsidiaries decided in 2001 to stop the selling and marketing efforts of the Precise Technology’s Product.

Therefore, the unamortized capitalized cost of Precise Technology exceeded the net realizable value and the balance was written off.

As of December 31, 2001, Precise Technology’s unamortized balance was charged as expenses to the statement of operations (see also Note 13).

2.	Intangible assets acquired in a business combination for which date is on or after July 1, 2001, should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, (“SFAS No. 142”).

In August 2001, as a result of the Propelis acquisition, the Company’s U.S. subsidiary acquired new technology (“Propelis Technology”) in the amount of $ 1,340.

The Propelis Technology is being amortized using the straight-line method over the estimated economic life of the technology rights, which is five years (for impairment see also Note 2h).

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In July 2002, as a result of the Anota Acquisition, the Company acquired other assets in the amount of $ 381, composed of technology rights (“Anota Technology”) in the amount of $ 218 and other intangibles in the amount of $ 163.

The Anota technology is being amortized using the straight-line method over the estimated economic life of the technology rights, which is five years and the other intangibles are amortized over 3 years (for impairment see also Note 2h).

h.	Impairment of long-lived assets:

The Company and its subsidiaries’ long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets”(“SFAS No.144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002, no impairment losses have been identified.

i.	Goodwill:

Under SFAS No.142, goodwill acquired in a business combination on or after July 1, 2001, is deemed to have indefinite life and shall not be amortized.

SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analyze. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. The Company has performed the impairment tests during the third fiscal quarter. As of December 31, 2002, no impairment losses have been identified.

j.	Research and development costs:

Statement of Financial Accounting Standards No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company and its subsidiaries product development process, technological feasibility is established upon completion of a working model. Cost incurred by the Company between the completion of the working model and the point at which the products are ready for general release have been insignificant. Therefore, research and development costs are charged to the statement of operations as incurred.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

l.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from license fees for the right to use their software products, maintenance, support and rendering of services including consulting and training. The Company and its subsidiaries sell their products primarily through their direct sales force to customers and indirectly through resellers, both the customers and the resellers are considered end users. The Company and its subsidiaries are also entitled to royalties from some resellers upon the sublicensing of the software to end users.

The Company and its subsidiaries account for software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition”, as amended (“SOP No. 97-2”). SOP No. 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company and its subsidiaries have also adopted Statement of Position No. 98-9, “Modification of Statement of Position 97-2, Software Revenue Recognition with Respect to Certain Transactions” (SOP No. 98-9”), for all multiple element transactions entered into after January 1, 2000. SOP No. 98-9 requires that revenue be recognized under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements, no VSOE exists for all of the delivered elements and all other four criteria of SOP 97-2 are met. Under the residual method any discount in the arrangement is allocated to the delivered element.

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

Revenues from royalties are recognized when such royalties are paid to the Company and its subsidiaries by the distributors. Such revenues are immaterial to the financial statements results.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

Arrangements that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. To date, the Company and its subsidiaries had determined that the consulting and training services are not considered essential to the functionality of other elements of the arrangement, therefore, these revenues are recognized as the services are performed.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenues.

m.	Accounting for stock-based compensation:

The Company and its subsidiaries have elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

Under SFAS No. 123, pro forma information regarding net loss and net loss per share is required and has been determined as if the Company and its subsidiaries had accounted for its employee stock option under the fair value method of that Statement. The fair value for options granted was estimated at the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions for 2002, 2001 and 2000: risk-free interest rate of 2.5% for the year 2002, 4% for the year 2001 and 6% for the year 2000; dividend yields of 0% for each year, volatility factor of the expected market price of the Company’s Ordinary shares of 0.6, 1.14 and 1.253, respectively; and a weighted-average expected life of 2.5 years for each year.

Pro forma information under SFAS 123:

	Year ended December 31,
	2002	2001	2000
Net income (loss) as reported	$(2,909)	$(8,791)	$777

Add: Stock-based compensation expenses included in reported net income (loss)	$21	$75	$55

Deduct: Stock-based compensation expense determined under fair value method for all awards	$3,270	$2,613	$1,154

Pro forma net loss	$(6,158)	$(11,329)	$(322)

Basic and diluted net earnings (loss) per share as reported	$(0.16)	$(0.48)	$0.04

Pro forma basic and diluted net loss per share	$(0.33)	$(0.61)	$(0.03)

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company and its subsidiaries apply SFAS No. 123, EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and its amendments with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the date of grant.

n.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2002, 2001 and 2000 were $ 539, $ 633 and $ 329, respectively.

o.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Israeli employees are entitled to severance equal to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its Israeli employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include financial income (loss) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2002, 2001 and 2000, were $ 305, $ 566 and $ 502, respectively.

p.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

Cash and cash equivalents, trade receivables and trade payables approximate their fair value due to the short-term maturities of such instruments.

The fair value of marketable securities is based on the quoted market prices and do not differ significantly from the carrying amount (see Note 3).

The carrying amounts of the Company and its subsidiaries’ other long-term assets approximate their fair values. The fair values were estimated using discounted cash flow analyses, based on the Company and its subsidiaries incremental borrowing rates for similar types of borrowing arrangements.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

Certain outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share because the securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding stock, options and warrants excluded from the calculations of diluted net earning (loss) per share were 4,296,953, 4,115,720 and 1,094,514 for the years ended December 31, 2002, 2001 and 2000, respectively.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities trade receivables and other long-term assets.

Cash and cash equivalents are invested in U.S. dollars, European currencies and New Israeli Shekels with major banks in the United States, England, Germany and Israel. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s and its subsidiaries investments are financially sound, and accordingly, minimal credit risk exists.

The Company and its subsidiaries’ marketable securities include investments in debentures of the U.S government and U.S. corporations securities. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company and its subsidiaries’ trade receivables are mainly derived from sales to customers in North America and Europe. The Company and its subsidiaries perform ongoing credit evaluations of their customers and provide an allowance for doubtful accounts with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection. Adjustments to allowance account for the years ended December 31, 2002, 2001 and 2000, were $ (165), $ 903 and $ 164, respectively. Write-offs of uncollectible accounts for the years ended December 31, 2002, 2001 and 2000 were $ 459, $ 85 and $ 0, respectively.

The Company and its subsidiaries have no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Impact of recently issued accounting standards:

In June 2002, the FASB issues Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

NOTE 3:- MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31,
	2002			2001
	Amortized cost	Gross unrealized gain	Estimated fair value	Amortized cost	Gross unrealized gain	Estimated fair value
Available-for-sale:
U.S. Corporate securities	$5,498	$19	$5,517	$35,660	$—	$35,660
U.S. Treasury notes	20,484	62	20,546	—	—	—

	$25,982	$81	$26,063	$35,660	$—	$35,660

The Company did not realize any gains or losses on redemption of held-to-maturity securities in 2000. During 2001, the Company sold held-to-maturity securities at an amortized cost of $ 22,447, and recorded realized gain in the amount of $ 192. During fiscal year 2002, the Company recorded proceeds from sales and redemption of available for sale securities in the amount of $ 105,214 and related gains of $ 6 in financial income, net.

The marketable securities cost for computing realized gain was determined by using the specific identification method.

Long-term marketable securities mature within two years.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 4:- OTHER CURRENT ASSETS

	December 31,
	2002	2001
Recoverable value added tax	$61	$186
Prepaid expenses	443	206
Rent deposits	65	197
Others	76	37

	$645	$626

NOTE 5:- PROPERTY AND EQUIPMENT

Composition of property and equipment is as follows:

Cost:
Computers and peripheral equipment	$4,617	$4,263
Office furniture and equipment	1,027	1,056
Motor vehicles	1,124	1,445
Leasehold improvements	641	561

	7,409	7,325
Accumulated depreciation	4,605	3,693

Depreciated cost	$2,804	$3,632

Depreciation expenses for the years ended December 31, 2002, 2001 and 2000 were $ 1,310, $ 1,193 and $ 861, respectively.

As for charges, see Note 9d.

NOTE 6:- OTHER ASSETS

a.	Original amounts:

Propelis Technology and Anota Technology	$1,558	$1,340
Other intangibles	163	—

	1,721	1,340

Accumulated amortization:
Propelis technology and Anota technology	381	95
Other intangibles	23	—

	404	95

Amortized cost	$1,317	$1,245

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 6:- OTHER ASSETS (Cont.)

b.	Amortization expense for the years ended December 31, 2002, 2001 and 2000 amounted to $ 309, $ 281 and $ 126, respectively. As of December 31, 2002, the weighted average amortization period is 3.5 years.

c.	Estimated amortization expenses for the years ended:

Year ended December 31,
2003	$366
2004	366
2005	342
2006	225
2007	18

NOTE 7:- GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

Balance as of January 1, 2002	$4,283
Goodwill acquired during the year	271

Balance as of December 31, 2002	$4,554

NOTE 8:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2002	2001
Employee and payroll accruals	$1,648	$1,928
Accrued expenses	904	951
Restructuring accruals(1)	130	518
Precise Technology	300	300
Accrued arbitration charges(2)	617	392

	$3,599	$4,089

(1)	See also Note 1d.
(2)	See also Note 9(e)(1).

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties:

The Company participates in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2002, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (“the OCS”) in the aggregate amount of $ 2,178 for certain of the Company’s research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-4% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Through December 31, 2002, the Company has paid or accrued royalties to the OCS in the amount of $ 1,731. As of December 31, 2002, the aggregate contingent liability to the OCS amounted to $ 425.

b.	Lease commitments:

The Company and its subsidiaries facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2007. Future minimum lease payments under non-cancelable operating leases are as follows:

Year ended December 31,
2003	$525
2004	442
2005	328
2006	328
2007	108

$1,731

Total rent expenses for the years ended December 31, 2002, 2001 and 2000 were approximately $ 1,130, $ 1,164 and $ 902, respectively.

c.	Guarantees:

The Company has obtained guarantees, in favor of a lessor in form of a bank credit, totaling $ 140 and $ 200 as of December 31, 2002 and 2001, respectively.

As of December 31, 2002 and 2001 the Company had an unused credit facility in the amount of approximately $ 2,860 and $ 2,800, respectively with a renewal option at the beginning of every year and bearing interest at the rate of Libor + 1.5% and 1.75%, respectively.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Charges:

As collateral for the Company’s unused credit facilities, charges have been placed on all of the Company’s assets in Israel, including insurance rights.

e.	Litigation:

1.	In August 1999, a former distributor filed an arbitration demand against a subsidiary of the Company. This demand alleged that the subsidiary breached its agreement with the distributor by directly selling products to a customer, while the distributor had an exclusive right to sell products to said customer, and that the distributor was entitled to damages of $ 3,500. A decision by arbitration was entered during 2001. The arbitrators awarded the distributor a net amount of $ 392 and 50% of amounts collected from this customer in the future.

In 1999, the Company made a provision for a potential liability of $ 125. As a result of the arbitration the Company recorded in 2001 a non-recurring charge of $ 267. During 2002, the Company recorded recurring expenses of $ 225 related to the amounts collected from the customer.

On April 24, 2001, the subsidiary of the Company filed a separate action to vacate the arbitration award. Subsequently, the distributor filed an application for enforcement of the arbitration award. As of December 31, 2002, no court has addressed any of the substantive issues in the case.

2.	In November 2001, the Company received a claim by a third party (“the claimant”), which has arisen out of the Propelis acquisition, regarding an alleged infringement of a patent. The claimant purported to be the exclusive licensee of the patent which is used by the Company since the Propelis acquisition.

To date, the Company has not responded to the claim nor received any subsequent correspondence from claimant. The Company’s management believes that under the acquisition agreement CNT should indemnify the Company for any such patent infringement.

Since the claim is in its preliminary stages, the Company’s management and its legal advisors are unable to estimate the outcome of the claim.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 10:- SHAREHOLDERS’ EQUITY

a.	General:

Since October 1999, the Company’s shares have been traded on the NASDAQ, National Market. Since June 2001, the Company’s shares have been traded on the Tel-Aviv Stock Exchange as well.

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

b.	Composition of share capital:

In July 2002, the Company issued 367,373 Ordinary shares in respect of Anota’s acquisition, at a fair value of $ 640. Issuance expenses were immaterial (see also Note 1c).

c.	Stock Option Plans:

As of December 31, 2002, the Company has three Incentive Share Option Plans (the 1994, 1996 and 1999 plans), which provide for the grant of options to officers, management, other key employees, directors, consultants and others of up to 5,760,450 of the Company’s Ordinary shares. The options granted generally become fully exercisable after three to four years and expire ten years from the grant date. Any options which are forfeited or canceled before expiration, become available for future grants.

Pursuant to the option plans, the exercise price of options shall be determined by the Company’s compensation committee but may not be less than the par value of the Ordinary shares.

As of December 31, 2002, an aggregate of 1,225,556 Ordinary shares of the Company are still available for future grant under the Incentive Share Option Plans.

A summary of the Company’s share option activity (except options to consultants) and related information is as follows:

	Year ended December 31,
	2002		2001		2000
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding—at the beginning of the year	3,596,270	4.52	2,957,787	5.02	2,594,634	3.28
Granted	1,112,352	2.60	1,320,750	4.32	1,379,133	6.53
Exercised	30,826	1.40	109,173	1.45	817,638	1.18
Forfeited and cancelled	1,155,414	5.11	573,094	7.23	198,342	6.12

Outstanding—at the end of the year	3,522,382	3.74	3,596,270	4.52	2,957,787	5.02

Exercisable options at the end of the year	2,042,641	3.83	1,832,792	3.86	1,169,478	2.51

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

The exercise price of the options is equal to the market value of the Ordinary shares on the date the option is granted. Weighted average fair value of options granted during 2002, 2001 and 2000, which the exercise price equals the market price on the date of grant, is $ 0.95, $ 2.81 and $ 4.58, respectively.

The options outstanding as of December 31, 2002 have been classified by exercise price, as follows:

Exercise price	Options outstanding as of December 31, 2002	Weighted average remaining contractual life (years)	Weighted average exercise Price	Options exercisable as of December 31, 2002	Weighted average exercise price of options exercisable
$			$		$
0.99 - 1.18	630,632	3.98	1.03	555,132	1.01
1.60 - 2.22	380,702	5.68	2.10	343,202	2.09
2.23 - 3.34	968,287	8.97	2.80	176,741	3.38
4.04 - 5.06	1,139,473	7.96	4.60	661,561	4.60
9.00 - 11.00	403,288	6.91	9.49	306,005	9.49

	3,522,382	7.17	3.74	2,042,641	3.83

The Company has recorded deferred stock compensation in 1999 for options issued with an exercise price below the fair market value of the Ordinary shares, the deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expenses of $21, $75 and $55 were recognized during the years ended December 31, 2002, 2001 and 2000, respectively. Options granted to the Chief Executive Officer in 1998 vest over an eight to ten year period, with possible acceleration of vesting if certain criteria are met.

d.	Options issued to consultants:

1.	The Company’s outstanding options to consultants as of December 31, 2002, are as follows:

Issuance date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through
		$
1996	7,500	1.13	7,500	*	)
1999	1,500	11.00	1,500	*	)
2000	4,000	4.38	4,000	*	)
2001	5,000	2.89	5,000	*	)
2002	11,000	2.61	11,000	*	)

Total	29,000		29,000

*)	10 years from the date of grant.

The additional disclosures required by FAS 123 (paragraphs 47 and 48) were not provided due to immateriality.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

2.	The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using Black-Scholes option-pricing model with the following weighted-average assumptions for 2002, 2001 and 2000: risk-free interest rates of 2.5% for 2002, 4% for 2001 and 6% for 2000, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 0.6, 1.14 and 1.253, respectively and a weighted-average contractual life of approximately 10 years for each year.

3.	Due to immateriality, no compensation expenses have been recorded in the financial statements.

e.	Warrant:

During 2001, in connection with the acquisition of Propelis, the Company issued CNT a warrant to purchase 350,000 Ordinary shares of the Company at an exercise price of $ 3.26. This warrant is exercisable until August 2004. As of December 31, 2002, the warrant was not exercised. (See also Note 1c).

The fair value of the warrant was included in the purchase price. The fair value of the warrant amounting to $ 500 was estimated using a Black-Scholes Option-Pricing Model with the following weighted-average assumptions for 2001: risk-free interest rate of 4%, dividend yields of 0%, volatility factors of the expected market price of the Company’s Ordinary shares of 0.808 and a weighted-average expected life of the warrant of approximately 2 years.

f.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 11:- TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “law”):

The production facilities of Jacada Ltd. have been granted the status of “Approved Enterprise” under the law, for four separate investment programs, which were approved in July 1994, July 1995, December 1996 and April 2002. The investment programs expiration dates are July 2007, July 2008 and December 2010, respectively.

As of December 31, 2002, the investments under April 2002 investment program remain in progress and were not completed.

According to the provisions of the law, the Company has elected the “alternative benefits”—waiver of grants in return for tax exemption and, accordingly, the Company’s income is tax-exempt for a period of two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five years, (based on the percentage of foreign ownership in each taxable year).

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 11:- TAXES ON INCOME (Cont.)

The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

As of December 31, 2002, management believes that the Company is meeting all of the aforementioned conditions.

As the Company currently has no taxable income, these benefits have not yet commenced for all programs since inception.

The tax-exempt income attributable to the “Approved Enterprises” can be distributed to shareholders, without subjecting the Company to taxes, only upon the complete liquidation of the Company. If this retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% to 25% for an “Approved Enterprise”). The Company’s board of directors has determined that such tax exempt income will not be distributed as dividends.

The Company expects that during the period in which these tax losses are utilized, its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been provided in these financial statements.

Income not eligible for the “Approved Enterprise” benefits mentioned above, is taxed at the regular corporate rate of 36%.

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

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 11:- TAXES ON INCOME (Cont.)

d.	On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance (“the Amendment”) was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees income.

The material consequences of the Amendment applicable to the Company include, among other things, imposing tax upon all income of Israel residents, individuals and corporations, regardless of the territorial source of income and certain modifications in the qualified taxation tracks of employee stock options.

e.	Net operating losses carryforwards:

As of December 31, 2002, Jacada Ltd. had approximately $ 5,970 of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date.

As of December 31, 2002, the U.K. subsidiary had accumulated losses for income tax purposes in the amount of approximately $ 4,940. These net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

During 2000, the U.K. subsidiary had interest income that cannot be offset against operating loss; therefore, the U.K. subsidiary had provided for taxes on income the amount of $ 10 which was offset during 2001.

As of December 31, 2002, the U.S. subsidiary had U.S. federal net operating loss carryforwards for income tax purposes in the amount of approximately $ 4,163. Net operating loss carryforwards arising in taxable years beginning before August 6, 1997 can be carried forward and offset against taxable income for 15 years and expire from 2010 to 2012. Net operating loss carryforwards arising in taxable years beginning after August 5, 1997 can be carried forward and offset against taxable income for 20 years and expire from 2017 to 2021.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2002, Jacada Deutschland GmbH (“German subsidiary”) had accumulated losses for income tax purposes in the amount of approximately $ 761. The net operating loss carryforwards have no expiration date.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 11:- TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2002	2001
Deferred tax assets:
U.S. operating loss carryforward	$1,457	$2,197
U.K. operating loss carryforward	988	784
German operating loss carryforward	190	129

Total deferred tax asset before valuation allowance	2,635	3,110
Valuation allowance	(2,635)	(3,110)

Net deferred tax asset	$—	$—

The U.S., U.K. and German subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards. Management currently believes that since the subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards will not be realized in the foreseeable future. During fiscal 2002, the subsidiaries reduced the valuation allowance by $ 475 to $ 2,635.

g.	The main reconciling item between the statuary tax rate of the Company and its subsidiaries and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

h.	Pre-tax income (loss):

	Year ended December 31,
	2002	2001	2000
Domestic (Israel)	$677	$4,086	$76
Foreign	(3,586)	(12,884)	711

	$(2,909)	$(8,798)	$787

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 12:- EARNING PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share.

a.	Numerator:

	Year ended December 31,
	2002	2001	2000
Net income (loss)	$(2,909)	$(8,791)	$777

Numerator for basic and diluted net earnings (loss) per share—income available to shareholders of Ordinary shares	$(2,909)	$(8,791)	$777

b.	Denominator:

Denominator for basic net earnings (loss) per share—weighted average shares	18,710,105		18,465,127		18,141,223

Effect of dilutive securities:

Employee stock options and options to consultants	—	*)	—	*)	1,362,748

Dilutive potential Ordinary shares	—	*)	—	*)	1,362,748

Denominator for diluted net earnings (loss) per share—adjusted weighted average shares, assumed of options exercise	18,710,105		18,465,127		19,503,971

*)	The effect of the inclusion of the options in 2002 and 2001 would have been antidilutive.

NOTE 13:- RESTRUCTURING AND OTHER NON-RECURRING CHARGES

	Year ended December 31,
	2002	2001
Restructuring charges(1)	$501	$1,391
Arbitration charge(2)	—	267
Write-off of Precise Technology(3)	—	1,188

	$501	$2,846

(1)	See also Note 1d.
(2)	See also Note 9e.
(3)	See also Note 2g.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 14:- GEOGRAPHIC AND MAJOR CUSTOMER INFORMATION

Summary information about geographical areas:

The Company and its subsidiaries manage their business on a basis of one reportable segment (see Note 1b for a brief description of the Company’s business) and follows the requirements of Statement of Financial Accounting Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS No. 131”).

The following is a summary of operations within geographic areas based on end customer’s location.

	Year ended December 31,
	2002	2001	2000
Revenues from sales to unaffiliated customers:

North America	$17,158	$23,451	$23,235
Europe	4,378	2,095	1,891

	$21,536	$25,546	$25,116

	December 31,
	2002	2001	2000
Long-lived assets:

Israel	$2,100	$1,980	$3,403
North America	6,537	7,016	1,021
United Kingdom	19	136	101
Germany	19	28	—

	$8,675	$9,160	$4,525

Major customer data as a percentage of total revenues:

	Year ended December 31,
	2002		2001		2000
Customer A	—	*)	10%		12%
Customer B	—	*)	—	*)	14%

*)	Less than 10% of total revenues.

JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 15:- FINANCIAL INCOME (EXPENSES), NET

	December 31,
	2002	2001	2000
Financial expenses:
Foreign currency translation adjustments	$(59)	$(124)	$(73)
Bank charges	(50)	(85)	(58)

	(109)	(209)	(131)

Financial income:
Foreign currency translation adjustments	176	—	—
Interest on short-term deposits	836	2,347	3,213
Gain on sale of marketable securities	6	192	—

	1,018	2,539	3,213

	$909	$2,330	$3,082

--------------

Item 19: EXHIBITS

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.2	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.2	1994 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.3	1996 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.4	1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.5	Restated Employment Agreement of Gideon Hollander with Jacada Ltd. dated as of October 1, 2001.

4.6	Amendment to 1999 Share Option and Incentive Plan.

4.7

Technology and Product License Agreement between the Company and Cortlandt Reade Technical Corporation dated May 25, 2000 (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.8	Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 from the Company’s Registration Statement on Form S-8 (file no. 333-73650)

4.9

Asset Purchase Agreement dated as of August 19, 2001 among the Company and its subsidiaries and Computer Network Technology Corporation and its subsidiaries (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.10

First Amendment to Asset Purchase Agreement among the Company and its subsidiaries and Computer Network Technology Corporation and its subsidiaries dated August 23, 2001(incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.11	Purchase Agreement dated as of June 28, 2002 among the Company and Anota Ltd.

4.11.1	Amendment No. 1 to Purchase Agreement dated as of July 31, 2002 among the Company and Anota Ltd.

8	List of Jacada’s Subsidiaries (incorporated by reference to the Company’s Annual Report on Form 20-F for the year end December 31, 2000).

10	Consent of Kost, Forer and Gabbay, a member of Ernst & Young International.

99.1	Certification of Gideon Hollander and Robert C. Aldworth Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on June 2, 2003.

JACADA LTD.

/s/ Robert C. Aldworth
By: Robert C. Aldworth Chief Financial Officer

CERTIFICATIONS

CEO CERTIFICATION

I, Gideon Hollander, certify that:

1.	I have reviewed this annual report on Form 20-F of Jacada Ltd. (the “registrant”);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 2, 2003	/s/ Gideon Hollander
Gideon Hollander Chief Executive Officer

CFO CERTIFICATION

I, Robert C. Aldworth, certify that:

1.	I have reviewed this annual report on Form 20-F of Jacada Ltd. (the “registrant”);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 2, 2003	/s/ Robert C. Aldworth
Robert C. Aldworth Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.2	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.2	1994 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.3	1996 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.4	1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.5	Restated Employment Agreement of Gideon Hollander with Jacada Ltd. dated as of October 1, 2001.

4.6	Amendment to 1999 Share Option and Incentive Plan.

4.7

Technology and Product License Agreement between the Company and Cortlandt Reade Technical Corporation dated May 25, 2000 (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.8	Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 from the Company’s Registration Statement on Form S-8 (file no. 333-73650)

4.9

Asset Purchase Agreement dated as of August 19, 2001 among the Company and its subsidiaries and Computer Network Technology Corporation and its subsidiaries (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.10

First Amendment to Asset Purchase Agreement among the Company and its subsidiaries and Computer Network Technology Corporation and its subsidiaries dated August 23, 2001 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.11	Purchase Agreement dated as of June 28, 2002 among the Company and Anota Ltd.

4.11.1	Amendment No. 1 to Purchase Agreement dated as of July 31, 2002 among the Company and Anota Ltd.

8	List of Jacada’s Subsidiaries (incorporated by reference to the Company’s Annual Report on Form 20-F for the year end December 31, 2000).

10	Consent of Kost, Forer and Gabbay, a member of Ernst & Young International.

99.1	Certification of Gideon Hollander and Robert C. Aldworth Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code.