Form 20-F
period 2004-12-31
JACADA LTD
filed 2005-06-29
CIK 1095747

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                    FORM 20-F


                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2004
                        Commission file number 000-30342

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

            19,326,010 Ordinary Shares, par value NIS 0.01 per share
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                   |X|  Yes        |_|  No

                                  -------------

Indicate by check mark which financial statement item the registrant has elected to follow.

                                   |_|  Item 17    |X|  Item 18

                           TABLE OF CONTENTS


Item 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS................................2

Item 2.      OFFER STATISTICS AND EXPECTED TIMETABLE...............................................2

Item 3.      KEY INFORMATION.......................................................................2

Item 4.      INFORMATION ON THE COMPANY...........................................................13

Item 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................................27

Item 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................................39

Item 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................................46

Item 8.      FINANCIAL INFORMATION ...............................................................47

Item 9.      THE OFFER AND LISTING................................................................48

Item 10.     ADDITIONAL INFORMATION...............................................................51

Item 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK............................66

Item 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............................67

Item 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................................67

Item 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.........67

Item 15.     CONTROLS AND PROCEDURES .............................................................68

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT ....................................................68

Item 16B.    CODE OF ETHICS ......................................................................68

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES...............................................69

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES...........................70

Item 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS...............70

Item 18.     FINANCIAL STATEMENTS.................................................................71

Item 19.     EXHIBITS.............................................................................71


                           FORWARD LOOKING STATEMENTS

     This Annual Report contains forward-looking statements. These statements include all statements that are not statements of historical fact regarding the intent, belief, or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans;
(ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions or variations thereof are intended to identify forward-looking statements. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this Annual Report, particularly under the heading "Risk Factors," identifies important factors that could cause such differences.

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

Item 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3:  KEY INFORMATION

A.   Selected Financial Data

     The following table sets forth selected financial data from our consolidated statements of operations and balance sheets for the periods indicated. The selected consolidated statement of operations data for the years ended December 31, 2004, 2003 and 2002 and the selected consolidated balance sheet data as of December 31, 2004 and 2003 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. These financial statements have been prepared in accordance with US GAAP. The consolidated statements of operations data for the years ended December 31, 2001 and 2000, and the selected consolidated balance sheet data as of December 31, 2002, 2001 and 2000 are derived from audited consolidated financial statements that are not included herein. The following selected financial data are qualified by reference to and should be read in conjunction with the sections entitled "Item 5: Operating and Financial Review and Prospects" and "Item 11: Quantitative and Qualitative Disclosures about Market Risk" and our consolidated financial statements and the notes thereto included elsewhere in the Annual Report.


                                                                       Year  ended December 31,
                                                  2004           2003               2002             2001            2000
                                                          (In thousands, except per share and share data)
Consolidated Statement of Operations Data:

Revenues:
  Software and products...................      $5,749           $8,354             $9,783          $10,930         $15,506
  Services ...............................       5,481            4,704              4,518            8,986           6,070
  Maintenance.............................       8,554            7,504              7,235            5,630           3,540
                                                ------           ------             ------           ------          ------
                  Total revenues..........      19,784           20,562             21,536           25,546          25,116
                                                ------           ------             ------           ------          ------
Cost of revenues:
  Software  and products..................         631             *846               *534             *615             725
  Services ...............................       3,341            2,384              3,115            4,859           3,636
  Maintenance.............................       1,143            1,110              1,247            1,705           1,574
                                                ------           ------             ------           ------          ------
                  Total cost of revenues..       5,115            4,340              4,896            7,179           5,935
                                                ------           ------             ------           ------          ------
Gross profit..............................      14,669           16,222             16,690           18,367          19,181
                                                ------           ------             ------           ------          ------
Operating expenses:
  Research and development, net...........       5,278           *5,308             *5,905           *6,351           4,979
  Sales and marketing.....................      10,507            9,386              9,450           14,619          12,873
  General and administrative..............       4,758            4,714              4,602            5,679           3,624
Non-recurring charges.....................         525                -                501            2,846               -
                                                ------           ------             ------           ------          ------
                  Total operating expenses      21,068           19,408             20,458           29,495          21,476
                                                ------           ------             ------           ------          ------
Operating loss............................      (6,399)          (3,186)            (3,818)         (11,128)         (2,295)
Financial  income, net....................         786            1,037                909            2,337           3,072
                                                ------           ------             ------           ------          ------
                  Net income (loss).......     $(5,613)         $(2,149)           $(2,909)         $(8,791)          $ 777
                                               ========         ========           ========         ========         ======

Basic net earnings (loss) per share.......      $(0.29)          $(0.11)            $(0.16)          $(0.48)         $ 0.04
                                               ========         ========           ========         ========         ======
Weighted  average number of shares used in
computing basic net earnings (loss) per
share.....................................     19,282,800      19,011,435         18,710,105       18,465,127       18,141,223

Diluted net earnings (loss) per share.....      $(0.29)          $(0.11)            $(0.16)          $(0.48)          $0.04
                                               ========         ========           ========         ========         ======
Weighted  average number of shares used in
computing diluted net earnings (loss) per
share.....................................     19,282,800      19,011,435         18,710,105       18,465,127       19,503,971


* Includes amounts relating to amortization of intellectual property reclassified from Research and development, net to Cost of revenues - software and products to conform to current period presentation.


                                                                          December 31,
                                                  2004           2003         2002        2001         2000
                                                                         (in thousands)
         Consolidated Balance Sheet Data:
Cash and cash equivalents...................    $ 3,552        $ 9,845     $ 15,319     $ 5,982      $ 9,360
Cash and investments........................     37,613         41,793       41,382      41,642       52,467
Working capital.............................     17,726         12,170       34,448      39,625       46,740
Total assets................................     49,230         53,387       54,018      56,459       64,797

Shareholders' equity........................     39,089         44,504       46,464      48,588       56,646
Dividends per share.........................       -               -           -            -           -



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

Risks Related to Our Business

     The revenue associated with our traditional products has declined and the revenue generated by our new Jacada Fusion products is less than we anticipated; failure to increase revenues will result in increased losses and a material adverse effect on our business. Our revenues are derived mainly from sales of our traditional products, Jacada Interface Server and Jacada HostFuse, and our new product, Jacada Fusion. The average selling price of our traditional products has declined over the past five years due to changes in our competitive environment, resulting in increased pricing pressures and companies stretching out commitments and postponing purchases. We believe that this trend will continue. In addition, it has taken longer than we anticipated to generate sales of Jacada Fusion, which we introduced in the second quarter of 2004. As a result, the revenue gap between our declining traditional business revenue and the anticipated Jacada Fusion revenue is larger than we originally thought. To the extent that revenues from our traditional products continue to decrease and revenues from Jacada Fusion do not offset such loss of revenues, we will suffer increased losses. Even if we are able to offset reductions in our revenues caused by a decrease in our average selling prices of traditional software products by increasing the volume of our sales, the reductions in average selling price would negatively affect our gross margins and operating results. To the extent that these trends continue for a prolonged period, we may suffer a material adverse effect.

     Our introduction of Jacada Fusion represents an attempt to enter a new market in which we do not have experience and failure to successfully penetrate this market would harm our results of operations. We introduced Jacada Fusion in the second quarter of 2004 and we have elected initially to target corporate customer call centers, which we refer to as contact centers, for sales of Jacada Fusion because we believe there is a need for our product in this market. However, we have limited experience in this market. Our limited experience and knowledge regarding the contact center market may impede our ability to sell Jacada Fusion and result in decreased revenues and increased net losses.

     We do not have a proven business model for the contact center market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize Jacada Fusion may be harmed or we will experience a further delay in generating revenues from this product. Our business model for selling Jacada Fusion is different than the business model we have used for our traditional products. To date we have had few deals in which we sold Jacada Fusion and therefore we do not have enough experience to determine if our business model is correct and is appropriate for the generation either of new sales or follow-on sales. In the event that our chosen business model is inappropriate, we may need to modify our business model and adjust the manner in which we sell Jacada Fusion in order to close subsequent transactions. If our business model is incorrect and must be adjusted, our revenues and expense levels may be adversely affected. Currently, we believe that the sales cycle for Jacada may be up to 18 months, which is longer than we had originally anticipated. However, we cannot be assured that our estimations of the sales cycle for the contact center market or the amount of effort necessary to achieve sales in this market are correct.

     Because our products are complex and generally involve significant capital expenditures by customers, we may invest significant time and expense in trying to make a sale to a potential customer that ultimately chooses not to purchase our products. We develop, market and support software and solutions that help customers rapidly simplify and improve high-value business processes while eliminating traditional long and expensive system replacement projects. Our software and solutions enable businesses to Web-enable, modernize and integrate their existing software applications to better serve the needs of their users, customers and partners. Our solutions provide our customers with a simplified interaction to dramatically improve the efficiency of the user and the experience of the user's customer. We also provide related professional services, including training, consulting, support and maintenance. Our sales typically involve significant capital investment decisions by prospective customers, as well as a significant amount of time to educate them as to the benefits of our products. As a result, before purchasing our products, companies spend a substantial amount of time performing internal reviews and obtaining approvals. Many prospective customers have made significant investments in internally-developed or customized integration and modernization solutions and would incur significant costs in switching to third-party products such as ours. Even if our products are effective, our target customers may not choose them for technical, cost, support or other reasons.

     Competition in the markets in which we compete is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced. The markets in which we compete are extremely competitive and subject to rapid change. In our traditional business, we compete with companies that utilize varying approaches to enable existing software applications to be utilized over the Internet. These companies include Attachmate Corporation, IBM, Seagull Software Ltd., TIBCO Software, Inc., WRQ, Inc. and webMethods, Inc. Our Jacada Fusion product competes with other contact center solutions offered by Microsoft, Corizon Ltd. and Level 8 Systems. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

     In addition, many companies choose to deploy their own information technology personnel or utilize system integrators to write new code or rewrite existing applications in an effort to develop their own eBusiness enabling solutions and contact center solutions. As a result, prospective clients may decide against purchasing and implementing externally-developed solutions such as ours.

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

     In previous years, we experienced fluctuations in our annual and quarterly results of operations, which resulted, and may continue to result, in volatility in our share price. In previous years we have experienced, and may continue to experience, fluctuations in our quarterly results of operations, and we may likewise experience significant fluctuations in our annual results of operations. Factors which have contributed and may in the future contribute to fluctuations in our results of operations include: general economic conditions, the size and timing of orders, including order deferrals, and subsequent shipments, market acceptance of new products, the capital spending patterns of our customers and the timing of our product introductions or enhancements or that of our competitors or providers of complementary products. Because of these and other factors, our quarterly revenues may fluctuate materially. Therefore, the results of past periods should not be relied upon as an indication of our future performance. It is likely that in some future periods, our operating results may again be below expectations of public market analysts or investors, which may cause our share price to drop.

     Fiscal year 2000 was our only profitable year, and we may not again achieve profitability. We have incurred net losses in each fiscal year since our inception except for fiscal 2000. To achieve and maintain profitability, we will need to increase revenues and contain expenses. We cannot assure you that our revenues will grow or that we will achieve or maintain profitability in the future. Our ability to increase revenues and maintain profitability will be affected by the other risks and uncertainties described in this section and in the sections entitled "Item 5: Operating and Financial Review and Prospects" and "Item 11: Quantitative and Qualitative Disclosures about Market Risk."

     The market price of our shares is volatile and the volume of the daily trading of our shares is very low; therefore you may not be able to resell your shares at or above the price you paid, or at all. The risks described in this
Item 3.D may adversely affect our revenues and share price. Our share price, like that of many technology companies, may be subject to volatility. If our share price decreases to below $1.00 per share and remains there for 30 consecutive trading days, Nasdaq could initiate procedures to de list our shares from the Nasdaq National Market and onto either the Nasdaq Small Cap Market or the OTC Bulletin Board. Furthermore, because of the low volume of daily trading in our shares, you may be unable to sell your shares in the market due to low or no demand for such shares.

     We must continue our significant investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues. Significant continued investment in our sales and marketing efforts is essential to increase market awareness of our products and to generate increased revenues, especially in relation to Jacada Fusion. Furthermore, we believe that our future success is dependent upon the expansion of our indirect distribution channels, consisting of our relationships with independent software vendors, software distributors, system integrators and partners. We currently have relationships with only a limited number of these parties. We have expanded our indirect sales channels in Europe, South Africa, and the Pacific Rim, but we have not expanded these channels in North and South America. However, we have derived, and we anticipate that we will continue to derive, a portion of our revenues from these relationships.

     Our future growth will be limited if:

          o we fail to work effectively with our indirect distribution partners;

          o we fail to increase the number of indirect distribution partners with which we have relationships;

          o the business of one or more of our indirect distribution partners fails; or

          o there is a decrease in the willingness or ability of our indirect distribution partners to devote sufficient resources and efforts to marketing and supporting our products.

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

     Rapid changes and developments in our traditional market could cause our products to become obsolete or require us to redesign our products. The eBusiness enabling software market is characterized by rapid technological change, frequent new product introductions and emerging industry standards. We also expect that the rapid evolution of Internet-based applications and standards, as well as general technology trends such as changes in or introductions of operating systems, will require us to adapt our products to remain competitive. Our existing products could become obsolete and unmarketable if we are unable to adapt quickly to new technologies or standards. To be successful, we will need to develop and introduce, in a timely manner and on a cost-effective basis, new products and product enhancements that respond to technological changes, evolving industry standards and other market changes and developments. Although we plan to continue to spend substantial amounts for research and development in the future, we cannot assure that we will develop new products and product enhancements successfully or that our products will achieve broad market acceptance. Our failure to respond in a timely and cost-effective manner to new and evolving technologies and other market changes and developments would likely impact our business.

     Our future growth will be adversely affected and our future operating results may be adversely affected if we fail to develop and introduce new products that address new markets or if our new products fail to achieve market acceptance. In order to achieve sales growth we will need to develop and introduce new products for new markets. In the second quarter of 2004, we announced the introduction of Jacada Fusion, our new solution that is designed to integrate different applications residing on host, Windows and Web-based platforms, and allow non-invasive access to those applications through a single user interface. We have elected initially to target corporate contact centers for sales of Jacada Fusion because we believe there is a need for our product in this market. Currently there is a limited demand for e-Business enabling solutions in corporate contact centers as this market has only recently begun to develop. If the markets we decide to enter, such as the contact center market, fail to develop or if we are unable to develop other new products successfully, our prospects for growth will suffer. In addition, our ability to develop and introduce new products requires us to invest significant resources in research and development and in the sales and marketing of a new product. If we fail to develop and market new products in new markets successfully, we may not be able to recover our research and development expenditures or our sales and marketing expenditures, which would adversely impact our operating results.

     We rely on our key personnel, whose knowledge of our business and technical expertise would be extremely difficult to replace. Our future success depends, to a significant degree, on the continued services of our CEO, Gideon Hollander, as well as other key management, sales and technical personnel. The loss of services of any of our key management for any reason could have a material adverse effect on our business, financial condition and results of operations. We are also dependent on our ability to attract, retain and motivate highly skilled personnel. In the markets in which we recruit, competition for qualified personnel is intense. As a result, our ability to recruit and retain qualified candidates may be limited. In addition, our declining revenues may cause current employees to leave our company, which may have a material adverse effect on our business.

     We expect to be subject to increasing risks of international operations. We currently market and sell our products and services primarily in North America, from which we received approximately 81% of our total revenues for the year ended December 31, 2004. However, in 2004 we expanded our international operations, particularly in Europe. Managing these expanded operations requires significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products in regions other than North America. Our inability to increase our worldwide operations successfully could adversely impact our business. In addition, exchange rate fluctuations between the dollar and foreign currencies may adversely affect us. Prior to 2003, we did not use currency exchange forward contracts and options to hedge the risks associated with fluctuations in foreign exchange rates. Although we did utilize currency exchange forward contracts to hedge the revenues from most of our Euro and GB Pound-denominated transactions in 2004, some of our foreign currency-denominated revenues are still not hedged. Accordingly, we are still exposed to the risk that our revenues will decrease in the event that those foreign currencies strengthen against the dollar. In addition, as most of our sales are currently made in dollars, an increase in the value of the dollar could make our products less competitive in non-U.S. markets, thereby causing a reduction in our sales. See "-Exchange rate fluctuations between the dollar and the NIS may negatively affect our earnings" for a discussion of risks associated with fluctuations in the dollar-NIS exchange rate.

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

          o    expose us to monetary damages;

          o    cause us to lose future sales; or

          o    delay or diminish market acceptance of our products.

     Although we conduct extensive testing, we may not discover software defects that affect our products or enhancements until after they are sold. Furthermore, we are unable to test our products in each of the applications in which they are designed to work.

     Certain of our products, including Jacada Fusion, contain technology that we acquired from third parties. Because we did not develop the technology ourselves, there may be errors in the technology of which we are not aware. In addition, our products are integrated with our customers' networks and software applications. The sale and support of our products may expose us to the risk of product liability or warranty claims based on damage to these networks or applications caused by the technology we developed or the technology developed by a third party and acquired by us. In addition, the failure of our products to perform to customer expectations could give rise to warranty or other claims.

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

     Conditions in and around Israel could adversely affect our operations. Because our research and development facilities are located in Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our operations. Despite the negotiations towards peace between Israel and certain of its Arab neighbors, the future of these peace efforts is uncertain. From October 2000 until recently, there was a significant increase in violence primarily in the West Bank and the Gaza Strip and negotiations between Israel and Palestinian representatives have ceased for periods of time. There can be no assurance that the recent calm and renewal of negotiations between Israel and Palestinian representatives will endure. Any renewed hostilities or other factors related to Israel could have a material adverse effect on us or on our business or adversely affect our share price.

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

     Exchange rate fluctuations between the dollar and the NIS may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities-related expenses, are incurred in New Israeli Shekels
(NIS). Consequently, inflation in Israel will have the effect of increasing the U.S. dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of valuation of the NIS against the U.S. dollar. Although we began in 2003 to hedge partially against risks associated with fluctuations in the dollar-NIS exchange rate, if the dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will still be adversely affected.

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

     We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, in March 2005, the law governing these tax benefits was amended to revise the criteria for investments that qualify for tax benefits as an approved enterprise. We cannot assure you that we will, in the future, be eligible to receive additional tax benefits under this law. In addition, in the event that we increase our activities outside the State of Israel, these activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

     The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel, or the OCS. The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant. In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments. These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval.In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received, together with interest and penalties.

     Certain provisions of our articles of association and of Israeli law could delay, hinder or prevent a change in our control. Our articles of association contain provisions which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. For example, our articles of association provide that our board of directors is divided into three classes, each serving three-year terms. In addition, certain provisions of the Israeli Companies Law, which we refer to as the Companies Law, could also delay or otherwise make more difficult a change in control. The provisions of the Companies Law relating to mergers and acquisitions are discussed in greater detail in "Item 10.B: Memorandum and Articles of Association."

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


Item 4: INFORMATION ON THE COMPANY

A.   History and Development of the Company

     Our legal and commercial name is Jacada Ltd. We were incorporated under the laws of the State of Israel in December 1990 as a limited liability company. On August 9, 1999 we changed our name from Client/Server Technology Ltd. to Jacada Ltd. Our commercial name is Jacada. Our registered office in Israel is 11 Galgalei Haplada Street, Herzliya 46722 Israel and our telephone number is 972-9-952-5900. Our agent in the United States is Lisa W. Wannamaker, whose address is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346. Our address on the Internet is http://www.jacada.com. The information on our website is not incorporated into this Annual Report. We operate under the Companies Law.

     Since October 1999, our Ordinary Shares have been quoted on the Nasdaq National Market under the symbol "JCDA." In addition, our Ordinary Shares have been quoted on the Tel Aviv Stock Exchange under the same symbol or its Hebrew equivalent since June 18, 2001. We develop, market and support software and solutions that help customers rapidly simplify and improve critical business processes without the need for long and expensive system replacement projects. Our software and solutions enable businesses to Web-enable, modernize and integrate their existing software applications to better serve the needs of their users, customers and partners. Our solutions provide our customers with a simplified interaction to dramatically improve the efficiency of the user and the experience of the user's customer.

     Typical users of our products and services are medium to large businesses with sophisticated technology requirements. Some of the companies that have implemented or are implementing our traditional solutions include AIG, Bank of America, Caterpillar, Delta Air Lines, U.S. Department of Interior, The Federal Reserve Bank, Liberty Mutual Insurance, Lockheed Martin, Manpower, Porsche Cars North America, Prudential Life Insurance Company, Raytheon, The Hartford and Saab Cars.

     See Items 5 and 18 for a description of our capital expenditures for the past three fiscal years. We have made no divestitures during the same time period. In addition, we are not currently engaged in a capital divestiture and our current capital expenditures are for computers, software and peripheral equipment. These capital expenditures are financed with our internal cash resources.

         We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies' shares during fiscal years 2003 and 2004.

B.   Business Overview

Industry Overview

     Jacada has been operating in the application integration and web-enablement market for 14 years. We refer to this market as our "Traditional Market." In 2004, we introduced Jacada Fusion and elected initially to target corporate customer call centers. This represents a new market for us and we refer to it as the "Contact Center (CC) Market."

     Traditional Market

     A significant number of the applications that are critical to companies in operating their businesses, including applications for customer account information, sales and inventory management, customer order information and manufacturing enterprise resource planning, are currently held in existing application environments such as those based on mainframes, Microsoft Windows servers and mini-computers. Applications for existing systems are typically complex and proprietary and tailored to the needs of a specific company. These applications were originally designed to be accessible only by a fixed network of users, principally employees. Furthermore, these applications have complicated user interfaces, which lack the flexibility and intuitiveness of today's web user interfaces. Companies continue to rely heavily on and invest a significant amount of resources in existing applications and data.

     Companies are increasingly seeking to circumvent the limitations of their existing systems by utilizing the broad distribution potential of browser-enabled desktops and the Internet to grant employees, customers, suppliers and corporate partners easy access to applications and data. Additionally, as newer applications are implemented, there is an increasing need to integrate existing host-centric applications with these new systems easily.

     Web-enabling, or integrating existing host-centric applications, may be accomplished by either completely rewriting the existing applications or by using technologies like ours to leverage those applications that exist today. Rewriting an application involves significant time and expense, as well as uncertain scheduling, budgeting and results. It may also render the skills and knowledge of a company's information technology staff obsolete. Companies' large investments in existing host-centric applications have created the need for a solution that enables application reuse without the costs, risks and time required to rewrite the application.

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

     Contact Center (CC) Market

     In today's highly competitive markets, companies increasingly focus on the provision of customer service as a means of increasing customer satisfaction and customer retention rates. For most companies, the key organization involved in this effort is the company's contact center, or call center, whose personnel are directly customer-facing.

     To provide quality customer service, customer service representatives (CSR) must be able to answer a customer's questions quickly, handle any request the customer may have, and do so in an efficient and pleasant manner. One of the significant challenges in the provision of quality customer service is the complexity of the CSR desktop. This is due both to the number of software applications on the CSR's computer desktop and to the complexity of the applications used on the desktop. Most CSRs must manage three or more applications on their desktop, including billing, inventory, delivery tracking, call tracking and customer relationship management, or CRM, applications, and many CSRs have six, eight, or ten or more applications they must learn and manage.

     The number of applications on the typical CSR desktop is increasing due to the broader range of services that organizations are demanding of contact centers and the desire for agents to resolve calls during the first contact with the customer. These applications are often a combination of Windows, web and host centric applications that are not integrated, and many of these applications have a unique user interface that CSRs must master to perform their jobs.

     The complex CSR desktop results in:

          o    Long average call handle times, or AHT;

          o    Long and expensive training programs for the CSR;

          o    High CSR turnover; and

          o    Poor customer satisfaction and low customer retention.

Our Solutions

     We develop, market and support software and solutions that help customers rapidly simplify and improve critical business processes without the need for long and expensive system replacement projects. Our software and solutions enable businesses to Web-enable, modernize and integrate their existing software applications to better serve the needs of their users, customers and partners. Our software and solutions also simplify the interaction of our customers with their customers, thereby significantly improving the efficiency of the user and the experience of the user's customer.

     Benefits

     Our solutions for our traditional market and contact center market provide the following benefits:

          o Leverage Existing Information Technology Resources. Our solutions permit companies to access their existing applications through browser-enabled desktops or over the Internet, and can integrate these existing applications with newer software implementations such as CRM solutions from companies such as Siebel Systems, Inc. and Oracle Corporation. This eliminates the need to replace existing applications through time-consuming and expensive custom programming.

          o Platform Independence. Our Java-based solution provides customers with the flexibility to run our products on any Java-enabled platform, including IBM zSeries S/390, iSeries AS/400, Sun Solaris, HP UX, IBM AIX, Microsoft Windows NT, Microsoft Windows 2000, and Microsoft Windows 2003.

          o Provide a Complete eBusiness Enabling Solution. Our comprehensive solutions allow companies to conduct eBusiness to the same extent as available by direct connection with the host computer, without purchasing any other products.

          o Programming Language Independence. Our solutions protect customers from changes in interface development trends by generating multiple interface language standards from the same interface design.

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

     Our solutions for the contact center market provide the following benefits:

          o Reducing average handle times (AHT). Because Jacada Fusion presents users with a single interface through which applications are accessed, it eliminates the need to navigate through and between applications. Therefore it eliminates redundant data entry, cuts keystrokes and streamlines or even eliminates process steps, including time consuming call wrap-up processes, thereby generating greater efficiency. This enables increased first call resolution (FCR) and significant reduction in AHT.

          o Significantly reducing CSR training costs. By simplifying the CSR desktop and reducing the number of applications with which a CSR must interact, our contact center solution allows our customers to significantly reduce their CSR training costs.

          o Increasing revenue opportunities. By reducing AHT and making it easier for CSRs to access all the data needed to answer a customer's question or complete a customer's request, Jacada Fusion enables CSRs to perform increased sales activities, leading to potentially greater revenue opportunities.

          o Improving user and customer experience. Reduced AHT and increased FCR enable our customers to improve their customers' experience, helping generate increased customer satisfaction and loyalty. The access to multiple platforms through one user-friendly interface also improves the experience of the CSR, leading to improved CSR morale and productivity.

Products and Technology

     Our products and services provide our customers with comprehensive eBusiness enabling and contact center solutions. Our products include:

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

     Jacada(R) HostFuse (formerly known as Jacada Integrator). Jacada HostFuse is a software solution for integrating core host-centric business systems, including the data and processes in those systems, with multiple packaged applications, frameworks and client environments. We have established sales and marketing relationships in relation to our traditional market with Siebel Systems, Computer Associates, Oracle, BEA Systems and SeeBeyond, Inc. to utilize Jacada HostFuse where a real-time, non-intrusive solution is required to integrate a host-centric application with its CRM or EAI solutions. Our customers get the benefits of on-line, real-time integration with back-office applications without rewriting any of their existing systems.

     Jacada Interface Server and Jacada HostFuse are based on our following core technology components:

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

          o MapMaker. Jacada HostFuse includes our patented MapMaker graphical integration environment that enables the development of complex application integration solutions in an easy to use and understand modeling environment. It employs a rapid, component-based approach to legacy integration that requires no changes to the existing systems, saving time and eliminating complexity. MapMaker creates a map of the host application that consists of the application screens, the navigational information required to traverse through a sequence of screens, and the tags and fields included on each host application screen. This information is stored in Java class files produced within MapMaker that are implemented as Java services. Jacada HostFuse also provides a means for packaging MapMaker services as Enterprise JavaBeans.

     Jacada(R) Fusion. Jacada Fusion is based on three Jacada technology components: Jacada HostFuse (described above), Jacada WinFuse and Jacada WebFuse, enebaling to deliver a simplified desktop to users.

     Jacada(R) WinFuse. Jacada WinFuse, which, together with our Jacada HostFuse and Jacada WebFuse products, form the core of our Jacada Fusion offering, was launched in the second quarter of 2004. Jacada WinFuse is a non-invasive integration solution that allows companies to web-enable and integrate their Microsoft Windows and client/server applications without modifying or changing anything in the existing application. Jacada WinFuse enables organizations to leverage their existing Windows client/server applications to automate business processes and seamlessly integrate and transfer data from one application to another. Jacada WinFuse can work with any 32-bit Windows application.

     Jacada WinFuse service-enables Windows client/server applications. Without changing anything in the original application, and without needing to access the source code, Jacada WinFuse enables organizations to automate interactions with their applications and "drive" the system as a user would, navigating a series of Windows forms, and inserting or retrieving data as required. Jacada WinFuse exposes these interactions as Web services that can be integrated into any J2EE or .NET composite application in a scalable and secure fashion. By service-enabling any Windows-based application, Jacada WinFuse provides for the rapid adoption of service-oriented architectures (SOA), enabling IT to deliver new functionality as quickly as the business demands.

     Jacada(R) WebFuse. Jacada WebFuse is a non-invasive solution for accessing and managing any HTML-based web application, for the purpose of integrating the data and processes in the application with other business processes. Jacada WebFuse offers an approach to integrating with Web applications by using the Web application user interface to quickly encapsulate the processes and data into web services, which can then be integrated with newly developed and existing applications. Jacada WebFuse services can be deployed in both J2EE and .NET environments.

     Jacada WebFuse can be used for a wide variety of business applications that require access to single or multiple Web-based applications, or when there is no available means to directly access the data or business logic behind the Web system. Business scenarios that can benefit from Jacada WebFuse include integrating to enterprise portals, automating data collection from multiple third party web applications, and providing bi-directional access and update capability to internal thin-client applications from a newly implemented system such as a CRM application.

     Jacada(R) Terminal Emulator. Jacada Terminal Emulator is a full featured, Java-based, thin client terminal emulator that provides companies with a low cost, thin client alternative to traditional fat client emulation software. Jacada Terminal Emulator eliminates the need to install emulation software on each user's desktop by automatically deploying such software from a Web server, which lowers the total cost of ownership for terminal access to host systems.

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

Principal Markets

     Our principal markets are North America and Europe. We generate revenues from licensing our software products and solutions to customers and providing customers with training, consulting, and support and maintenance services. Software and product revenues constituted approximately 29.1%, 40.6% and 45.4% of our total revenues for the years ended December 31, 2004, 2003 and 2002, respectively, while service and maintenance revenues constituted approximately 70.9%, 59.4% and 54.6% of our total revenues, respectively, for the same periods. Software and product revenues generated from North American customers constituted approximately 21.9%, 30.6% and 31.4% of our total revenues for the years ended December 31, 2004, 2003 and 2002, respectively, while service and maintenance revenues generated from North American customers constituted approximately 58.5%, 49.4% and 48.3% of our total revenues, respectively, for the same periods. Software and product revenues generated from European customers constituted approximately 6.6%, 9.2% and 14.0% of our total revenues for the years ended December 31, 2004, 2003 and 2002, respectively, while service and maintenance revenues generated from European customers constituted approximately 11.4%, 9.6% and 6.3% of our total revenues, respectively, for the same periods. Our gross margins on software and products revenues have historically been higher than our gross margins on service and maintenance revenues.

Seasonality

          Not  applicable.

Sources and Availability of Raw Materials

          Not  applicable.

Sales and Marketing

     We sell our products through our direct sales force in North America, Europe and Latin America, as well as through our indirect distribution channels, consisting of software distributors, independent software vendors and system integrators. We also use indirect distribution channels in countries where we have no direct sales operations. As of December 31, 2004, we had 46 people in our sales and marketing organization, representing a slight decrease from 47 at December 31, 2003.

     Recently we have made changes in our US sales staff as we believe that we need persons with different skills and experience than those of our 2004 sales staff in order to sell our Fusion product. As part of these changes, which are part of our effort to align our company behind Fusion, we terminated 5 sales force members, including our VP sales, and hired new employees instead.

     We invested significantly in the establishment of indirect sales channels in 2004 in Europe and Asia. Our indirect distribution channels have capabilities that complement and augment our eBusiness solutions and extend our market reach. In particular, independent software vendors often contribute industry-specific and application-specific expertise as well as large scale project management capabilities that enable us to address a broad range of vertical markets. Independent software vendors and system integrators often package or incorporate our products with their products or solutions. This enables us to create combined offerings that address specific needs, particularly for specific vertical markets, and provide more complete and tailored offerings.

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

     Our customers are using our solutions to rapidly deploy eBusiness applications. Some examples of customers' uses of our products include:

          o Insurance companies, which use our solutions to modernize their call center applications, Web-enable access to these applications for customers to update account information via the Internet, and integrate their customer information systems with CRM applications.

          o Financial institutions, which use our solutions to provide real-time integration between Siebel eBusiness Solutions (CRM) and existing back-office systems, eliminating redundant data entry, providing real-time data access and processing, and enhancing customer service and service levels.

          o Automotive companies, which use our solutions to enhance the quality of their services by enabling dealers in their networks to utilize previously centralized sales and inventory management systems to locate and order cars and parts inventory.

          o Retailers, which use our solutions to enable existing back-office software applications to be used to receive and process orders from customers and to send orders to suppliers via the Internet.

          o Enterprise resource planning software vendors, which use our solutions in concert with their manufacturing applications software to enable their customers to manage the customers' manufacturing and inventory processes via the Internet.

          o A telecommunications provider, which uses our solution to assist in streamlining its customer retention process and improve the productivity and efficiency of its call center.

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

     Our research and development expenses were $5.3 million for the year ended December 31, 2004, $5.3 million for the year ended December 31, 2003 and $5.9 million for the year ended December 31, 2002. As of December 31, 2004, 52 professionals were engaged in research and development activities, no change from 52 professionals at December 31, 2003. See also "Item 8. Financial Information, B. Significant Changes."

Dependence on Patents and Licenses

     We own our core technology for our core products. In addition, we own a significant majority of the software products that we license to customers. We hold two patents on portions of our technology. For our more established products, we are generally not dependent on any third party license or patent with respect to such technology or products. While we have an additional patent pending with respect to our technology, we believe that the failure to obtain such patent would not diminish our ownership rights in our technology or our software products.

Competition

     The markets in which we compete are extremely competitive and subject to rapid change. We believe that the competitive factors affecting the markets for our products and services include:

          o    product functionality and features;

          o    availability of global support;

          o    existing vendor relationships;

          o    ease of product implementation;

          o    quality of customer support services;

          o    product reputation; and

          o    financial stability of vendors.

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

     In our traditional market, we compete with companies that utilize varying approaches to modernize, web-enable and integrate existing software applications. These companies include Attachmate Corporation, IBM, Seagull Software Ltd., TIBCO Software Inc., WRQ, Inc. and webMethods, Inc. Our Jacada Fusion product competes with other contact center solutions offered by Microsoft, Corizon and Level 8 Systems. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, or other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

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

     In order to receive tax benefits, we must comply with a number of conditions and criteria. Although we believe that we have operated and will continue to operate in compliance with the required conditions, we cannot guarantee that this will continue. Once we generate taxable income, if we fail to comply in whole or in part with these conditions and criteria, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we received, adjusted for inflation and interest. In March 2005, the law governing these tax benefits was amended to revise the criteria for investments that qualify for tax benefits as an approved enterprise. We cannot assure you that we will, in the future, be eligible to receive additional tax benefits under this law. In addition, we cannot assure you that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, in the event that we increase our activities outside the State of Israel, these activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

     From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel, or OCS. We have used these grants to develop portion of our technology. The State of Israel does not own proprietary rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding. The technology developed with OCS funding is, however, subject to transfer restrictions, as described below. These restrictions may impair our ability to sell our technology assets or to outsource manufacturing and the restrictions continue to apply even after we have paid the full amount of royalties payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

     The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to the following conditions:

          o Transfer of Technology. If the committee approves the transfer of OCS-backed technology, such a transfer would be subject to the payment to the OCS of a portion of the consideration we receive for such technology. The amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to our total investment in the technology, but in no event less than the amount of the grant. However, in the event that in consideration for our transfer of technology out of Israel we receive technology from a non-Israeli entity for use in Israel, we would not be required to make payments to the OCS if the approval committee finds that such transfer of non-Israeli technology would significantly increase the future return to the OCS.

          o Transfer of Manufacturing Rights. The committee is authorized to approve transfers of manufacturing rights only if the transfer is conditioned upon either (1) payment of increased aggregate royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture or (2) a transfer of manufacturing rights into Israel of another product of similar or more advanced technology.

          o Merger or Acquisition. If the committee approves a merger or similar transaction in which the surviving entity is not an Israeli company, such a transaction would be subject to the payment to the OCS of a portion of the consideration paid. The amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to the total investment in the company, net of financial assets that the company has at the time of the transaction, but in no event less than the amount of the grant.

     In the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments.

     Even if we receive approval to manufacture these products outside of Israel, we may be required to pay increased royalties, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. In addition, if we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any grants previously received, together with interest and penalties.


C.   Organizational structure

     Jacada owns 100% of the stock in Jacada, Inc., a corporation organized under the laws of the state of Delaware, and 100% of the stock in Jacada (Europe) Limited, a company organized under the laws of England. Jacada (Europe) Limited owns 100% of the stock of Jacada Deutschland GmbH, a limited liability company organized under the laws of Germany.

D.   Property, Plants and Equipment

     As of December 31, 2004, our headquarters and principal administrative, research and development operations were located in approximately 16,000 square feet of leased office space in Herzliya, Israel. The lease expires in March 2007.

     In the United States, we lease approximately 18,500 square feet in Atlanta, Georgia, which we utilize for marketing, sales, administration, service and technical support. The lease expires in June 2009, and we have the right to extend the lease for an additional five-year term. We also lease office space in Miami, Florida, Bellevue, Washington and Chicago, Illinois, which we utilize for marketing and sales; these leases are not material.

     In England, we lease approximately 600 square feet, which we utilize for sales, marketing and services. The lease expired in March 2005 and was renewed for an additional three months. In addition, we lease office space in Germany, which is utilized for sales and marketing activities. This lease is renewable on an annual basis and is not material.

Item 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

     We develop, market and support solutions that enable customers to rapidly simplify and improve critical business processes without the need for long and expensive system replacement projects. We also provide related professional services, including training, consulting, support and maintenance.

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

Revenues

     We derive our revenues from license and product fees for our software products, fees from consulting and training and from maintenance and support. We sell licenses to our customers primarily through our direct sales force and indirectly through resellers. Both our customers and our resellers are considered end users. We are also entitled to revenues from some resellers upon the sublicensing of the software to end users.

     Major factors influencing our revenues include the decrease in the average deal size for our traditional products, primarily due to increased competition on this market, and the sales of our new Jacada Fusion product. We began to sell this product in the second half of 2004. However, we currently believe that the sales cycle for Jacada Fusion may be up to 18 months, which is longer than we had originally anticipated. The longer than anticipated sales cycle has caused a significant reduction in our revenues for the first quarter of 2005, as decreases in revenues from our traditional markets due to the decrease in average deal size were not offset by anticipated revenue from Jacada Fusion. In addition, the growth in our installed base of customers for our traditional products has resulted in an increase in our maintenance revenues.

     We and our subsidiaries apply American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. We and our subsidiaries also apply SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions". SOP 98-9 requires that revenue be recognized under the "residual method" when Vendor Specific Objective Evidence (VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

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

     In transactions where the contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or when the acceptance provision has lapsed provided that all other revenue recognition criteria have been met.

     For further discussion of our revenue recognition policy, see below under "Critical Accounting Policies."

Cost of Revenues

     Cost of software license and products revenues consists of royalties, including payments to the Office of the Chief Scientist of the State of Israel, amortization of acquired technology, royalties to partners, and costs of duplicating media and documentation. Cost of service and maintenance revenues consists of compensation expense, related overhead and subcontractor costs for personnel engaged in training, consulting, support and maintenance services for our customers.

     With the introduction of Jacada Fusion, we expect our business to be more product-oriented rather than service-oriented, as we expect that an increasing portion of our revenues will result from the sale of our Jacada Fusion product. To the extent that this shift occurs, amounts that would have been accounted for as cost of services will be accounted for as part of our costs of Software and Product.

Research and Development Costs

     As part of our long-term growth strategy we have incurred substantial research and development costs.

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

Recently Issued Accounting Pronouncements

     On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, or "Statement 123(R)." Statement 123(R) is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. This new standard will be effective for us in the first interim period beginning after January 1, 2006.

     As permitted by Statement 123, we currently account for share-based payments to employees using the intrinsic value method and, as such, we generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position.

     For a discussion of Statement 123(R) and other applicable recently issued accounting pronouncements, see Note 2 to our financial statements included in
Item 18 below.

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

     Revenues. Our revenue recognition policy is significant because our revenues are a key component of our results of operations. Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. In addition, our revenue recognition determines the timing of certain expenses, such as certain commissions and royalties. We follow very specific and detailed guidelines in measuring revenues; however, certain judgments affect the application of our revenue policy. Our revenues are principally derived from the licensing of our software and the provision of related services. We recognize revenues in accordance with SOP 97-2 as amended and modified by SOP 98-9. Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, either by written agreement or a purchase order signed by the customer, the software product has been delivered, the license fees are fixed and determinable, and collection of the license fees is considered probable. License fees from software arrangements which involve multiple elements, such as post-contract customer support, consulting and training, are allocated to each element of the arrangement based on the relative fair values of the elements. We determine the fair value of each element in multiple-element arrangements based on VSOE.

     In judging the probability of collection of software license fees we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. For some customers, typically those with whom we have long-term relationships, we may grant extended payment terms. We perform initial credit evaluations of our customers and adjust credit limits based upon payment history and the customer's creditworthiness, as determined by our review of their credit information. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, additional allowances may be required.

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

     Impairment of long-lived assets. We and our subsidiaries' long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No.144") whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or group of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We have performed impairment tests on our long-lived assets and as of December 31, 2004, no impairment losses have been identified.

     Goodwill. Under Statement of Financial Accounting Standard No.142, "Goodwill and Other Intangible Assets" ("SFAS No, 142") goodwill acquired in a business combination which closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples. We have performed impairment tests and determined that our goodwill of $4.6 million is not subject to an impairment charge as of our December 31, 2004 fiscal year end.

     Our historical operating results for the years ended December 31, 2004, 2003 and 2002 as a percentage of net revenues are as follows:

                                                   Year Ended December 31,
                                                   -----------------------
                                                   2004        2003      2002
                                                   ----        ----      ----
Revenues:
   Software and products....................      29.1%       40.6%      45.4%
   Services.................................       27.7        22.9      21.0
   Maintenance..............................       43.2        36.5      33.6
                                                   ----        ----      ----
      Total revenues.....................         100.0%      100.0%    100.0%

Cost of revenues:
   Software and products....................        3.2         4.1       2.5
   Services.................................       16.9        11.6      14.5
   Maintenance..............................        5.8         5.4       5.8
                                                   ----        ----      ----
      Total cost of revenues.............          25.9        21.1      22.8
                                                   ----        ----      ----
Gross profit                                       74.1        78.9      77.2

Operating expenses:
   Research and development.................       26.7        25.8      27.4
   Sales and marketing......................       53.1        45.6      43.9
   General and administrative...............       24.0        22.9      21.4
   Restructuring............................        2.7          -        2.3
                                                   ----        ----      ----
      Total operating expenses...........         106.5        94.3      95.0
                                                   ----        ----      ----
Operating loss.................................   (32.4)      (15.4)    (17.8)
Financial and other income, net................     3.9         5.0       4.2
                                                   ----        ----      ----
Net loss                                          (28.5)%     (10.4)%   (13.6)%
                                                  =======     =======   =======

Years Ended December 31, 2004, 2003 and 2002

Revenues and Cost of Revenues

     Revenues. Revenues were $19.8 million, $20.6 million and $21.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. The 3.8% decrease in total revenues in 2004 as compared to 2003 and the 4.5% decrease in 2003 as compared to 2002 are primarily due to the competitive environment in our traditional software product market, which creates pricing pressures and has resulted in companies stretching out commitments and postponing purchases. As a result of these developments, we experienced a decrease in the average dollar amount of our transactions and in the average number of transactions. For the years ended December 31, 2004, 2003, and 2002 no customer represented 10% or more of our revenues.

     Software and products revenues. Software and products revenues were $5.7 million, or 29.1% of revenues for the year ended December 31, 2004, compared to $8.3 million, or 40.6% of revenues for the year ended December 31, 2003, and $9.8million, or 45.4% of revenues, for the year ended December 31, 2002. The 31.3% reduction in software revenues during 2004 as compared to 2003 and the 15.3% reduction in 2003 as compared to 2002 were related to the decrease in the number of transactions and in the average dollar amount per transaction mainly due to competitive environment.

     Service revenues. Service revenues were $5.5 million or 27.7% of revenues for the year ended December 31, 2004, compared to $4.7 million or 22.9% of revenues for the year ended December 31, 2003 and $4.5 million or 21.0% of revenues for the year ended December 31, 2002. Service revenues are generated primarily from supporting customers during the implementation of projects, including our software products. The increase in service revenues in 2004 is due to two large orders and an increase in the number of service transactions. The increase in service revenue in 2003 was due to the stabilization in the competitive environment for services after the economic downturn of 2001 and 2002 as well as a number of transactions that involved significant service components.

     Maintenance revenues. Maintenance revenues were $8.6 million or 43.2% of revenues for the year ended December 31, 2004, compared to $7.5 million or 36.5% of revenues for the year ended December 31, 2003 and $7.2 million or 33.6% of revenues, for the year ended December 31, 2002. The increase in maintenance revenues during 2004 and 2003 was primarily related to our expanding customer base and related annual maintenance contract renewals.

     Cost of Revenues. Cost of revenues was $5.1 million or 25.8% of revenues for the year ended December 31, 2004, compared to $4. 3 million or 21.1% of revenues for the year ended December 31, 2003 and $4.9 million or 22.7% of revenues for the year ended December 31, 2002. The increase in cost of revenues during 2004 was primarily due to an increase in the cost of service revenue as discussed below.

     Cost of software and products revenues was $0.6 million or 3.0% of revenues for the year ended December 31, 2004 compared to $0.8 million or 4.1% of revenues for the year ended December 31, 2003 and $0.5 million or 2.5% of revenues for the year ended December 31, 2002. The decrease in cost of software and products revenues in 2004 was due to fewer transactions generated by our partners in 2004, resulting in reduced royalty payments to our partners. The increase in cost of software and products revenues in 2003 was due to an increase in payment of royalties to our partners.

     Cost of service revenues was $3.3 million or 16.9% of revenues for the year ended December 31, 2004, compared to $2.4 million or 11.6% of revenues for the year ended December 31, 2003 and $3.1 million or 14.5% of revenues for the year ended December 31, 2002. The increase in cost of services revenues from 2003 to 2004 was due to the increase in the number of services professionals from 20 at December 31, 2003 to 28 at December 31, 2004 and the costs relating to subcontractors needed to support a small number of transaction in which we required subcontractor services. The decrease in cost of service revenues during 2003 was due to our realizing a full year of benefits from the work force reduction we effected in mid-2002 in order to adjust the number of our service professionals to actual and anticipated near term business levels.

     Cost of maintenance revenues was $1.1 million or 5.8% of revenues for the year ended December 31, 2004, compared to $1.1 million or 5.4% of revenues for the year ended December 31, 2003 and $1.2 million or 5.8% of revenues for the year ended December 31, 2002.

Total Operating Expenses

     The increase in total operating expenses to $21.1 million in 2004 from $19.4 million in 2003, was primarily due to an increase in sales and marketing expenses in the amount of $1.1 million and to restructuring expenses in the amount of $0.5 million incurred in 2004 for the shutting down of our research and development operations in Minneapolis in order to consolidate all research and development in Israel. The increase was also due to the increase in marketing expenses in connection with the launch of our new Jacada Fusion solution and expenses relating to expanding our European sales organization. The decrease in 2003 total operating expenses of $19.4 million from 2002 total operating expenses of $20.5 million was primarily due to reductions in manpower and related costs to support actual and projected business levels. These changes included the benefits from a restructuring and cost reduction plan implemented in 2002 after the impact of the global economic slowdown in 2001. The reduction from 2002 to 2003 was also due to a charge incurred in 2002 for acquired technology.

     During the first quarter of 2005, in response to the realization that the sales cycle of Jacada Fusion is longer than we anticipated, we adopted a restructuring plan in an attempt to minimize the gap between our declining traditional business revenue and the anticipated Jacada Fusion revenue by improving operational processes. The plan includes merging several departments, aligning the marketing and sales organization to support the new business model and implementing various expense reductions. These changes also resulted in a 12% reduction in workforce worldwide and included the related costs associated with this reduction. The plan is expected to reduce operating expenses by about $1.9 million in 2005.

     Research and Development. Research and development expenses were $5.3 million, $5.3 million and $5.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. The research and development expenses in 2004 include cost associated with an increase in hiring through the end of the year offset by savings associated with the closing of our lab in Minneapolis and the consolidation of all research and development activities into our facilities in Israel. The decrease from 2002 to 2003 was primarily due to the reduction in work force as part of our restructuring in mid 2002 and our realization of a full year of benefits from that restructuring in 2003. In addition, during the fourth quarter of 2002 we acquired technology components for incorporation into our future product suite, resulting in approximately $0.4 million of incremental expense, partially offsetting some of our expense reduction efforts. The nonrecurring nature of this expense was partially responsible for the decline in research and development expenses in 2003. As a percentage of total revenues, research and development expenses were 26.7%, 25.8% and 27.4% for the years ended December 31, 2004, 2003 and 2002, respectively.

     Sales and Marketing. Sales and marketing expenses were $10.5 million, $9.4 million and $9.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in 2004 compared to 2003 was primarily due to the marketing expenses relating to our new product launch and the expenses relating to increasing our European sales organization. As a percentage of total revenues, sales and marketing expenses were 53.1%, 45.6% and 43.9% for the years ended December 31, 2004, 2003 and 2002, respectively.

     General and Administrative. General and administrative expenses were $4.7 million, $4.7 million and $4.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. As a percentage of total revenues, general and administrative expenses were 24.0%, 22.9% and 21.4% of total revenues for the years ended December 31, 2004, 2003 and 2002, respectively.

     Restructuring. During 2004, we recorded a charge in the amount of $0.5 million, or 2.7% of revenues, associated with the consolidation of all research and development operations in Minneapolis into the lab in Israel. This consolidation was designed to improve overall development efficiency, accelerate new product releases and reduce operating expenses.

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

     Financial Income, Net. Financial income, net, was $0.8 million for the year ended December 31, 2004, $1.0 million for the year ended December 31, 2003 and $0.9 million for the year ended December 31, 2002. In October 1999, we raised approximately $51 million, net of expenses, in an initial public offering. Most of the financial income was generated from investments of our funds in certain financial instruments, which generate interest and investment income. The decline from 2003 to 2004 is primarly due to exchange rate income in 2003 which was hedged in 2004 and also a reduction in our cash balance during 2004 due to use of cash to fund working capital.

     Income Taxes. As of December 31, 2004, we had approximately $10.2 million of net operating loss carryforwards for Israeli tax purposes, approximately $12.2 million of net operating loss carryforwards for United States federal tax purposes, approximately $2.6 million of net operating loss carryforwards for United Kingdom tax purposes, and approximately $1.5 million of net operating loss carryforwards for German tax purposes. The carryforwards are available to offset future taxable income. The United States net operating loss carryforwards expire in various amounts between the years 2011 to 2024. The Israeli and the United Kingdom net operating loss carryforwards have no expiration date.

     Net Loss. As a result of the above factors, our operations resulted in net losses of $5.6 million in 2004, $2.1 million in 2003 and $2.9 million in 2002.

B.   Liquidity and Capital Resources

     Since our inception, we have funded operations through the private placement and public offering of equity securities, internal operations and, to a lesser extent, borrowings from financial institutions.

     As of December 31, 2004, we had $37.6 million in cash and investments, all of which were interest and dividend bearing. During 2004, operating activities used approximately $2.6 million in cash. The major components using cash during 2004 included the net loss of $5.6 million from operations and the acquisition of technology in the amount of $0.9 million. Partially offsetting the use of cash was the non-cash depreciation and amortization of $1.2 million, an increase in deferred revenue of $0.5 million, proceeds from exercise of stock options of $0.4 million, proceeds from sales of fixed assets of $0.2 million, increase in trade payables of $0.5 million, and decrease in accrued interest and amortization of premium on marketable securities of $0.6 million.

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

     As of December 31, 2002, we had $41.4 million in cash and investments, all of which were interest and dividend bearing. During 2002, operating activities provided approximately $0.2 million in cash. One of the major components providing cash during 2002 was a reduction in trade receivables of $1.6 million. Our ability to structure transactions to yield up front payment and our collection efforts resulted in a decline in trade receivables expressed in days outstanding from 66 in 2001 to 44 in 2002. Other major components providing cash during 2002 included noncash depreciation and amortization of $1.6 million and the accrued interest and amortization of premium on marketable securities of $0.4 million. Partially offsetting the provision of cash was the net loss of $2.9 million generated from operations and charges related to acquired technology and a reduction in accrued expenses and other liabilities of $0.6 million.

     Expenditures for property and equipment were approximately $0.5 million, $0.3 million and $0.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations.

     In 2002 we had a $2.8 million credit facility with two banks, under which we had no borrowings. We terminated this facility in 2003.

     Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations, acquisitions and other factors. We believe our working capital is sufficient for our projected requirements.

     Derivative Financial Instruments. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on accounts receivable and future cash flows from certain Euro-denominated transactions as well as certain NIS-denominated expenses. The counter-parties to our forward contracts are major financial institutions with high credit ratings. We believe the risk of incurring losses on such forward contracts related to credit risks is remote and that any losses would be immaterial. As of December 31, 2004, we had forward contracts to sell up to $2,859,800 for a total amount of NIS 12,778,663 maturing prior to July 15, 2005.

     Impact of Taxation. Please refer to Item 3.D and Item 10.E for certain information regarding tax benefits in Israel.

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

     Our research and development expenses were $5.3 million for the year ended December 31, 2004, $5.3 million for the year ended December 31, 2003 and $5.9 million for the year ended December 31, 2002. As of December 31, 2004, 2003 and 2002, respectively, we had 52, 52 and 49 employees engaged in our product development activities. See also, "Item 8. Financial Information, B. Significant Changes."

D.   Trend Information

     The average selling price of our traditional software products has declined over the past five years due to changes in our competitive environment that have resulted in increased pricing pressures. We believe that this trend may continue. See "Risk Factors - The revenue associated with our traditional products has declined and the revenue generated by our new Jacada Fusion products is less than we anticipated; failure to increase revenues will result in increased losses and a material adverse effect on our business" and "Competitive pressures in our current market will result in continuing reductions in the average selling price of our traditional software products" for a discussion of the potential effects of this trend.

     We have developed a new solution, Jacada Fusion, which is designed to integrate different applications residing on host, Windows and Web-based platforms. However, we cannot be sure that a market for Jacada Fusion will develop, that it will achieve market acceptance or that the costs we have incurred in its development and introduction will be recovered. In addition, our sales cycle for our new Jacada Fusion solution is longer than we expected. Therefore, we are unable to determine if our business model will support our forecasted revenue. We do not have significant backlog of orders, and backlog is not a significant factor in our business. See "Risk Factors, and specifically - "Our introduction of Jacada Fusion represents an attempt to enter a new market in which we do not have experience and failure to successfully penetrate this market would harm our results of operations" and "We do not have a proven business model for the contact center market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market is incorrect, our efforts to successfully commercialize Jacada Fusion may be harmed or we will experience a further delay in generating revenues from this product" for a discussion of the risks our business and prospects for growth face in connection with the introduction of Jacada Fusion.

     E. Off-balance sheet arrangements. We are not party to any off-balance sheet arrangements.

     F. Tabular Disclosure of Contractual Obligations. The following table summarizes our contractual obligations and commercial commitments as of December 31, 2004:


   Contractual Obligations                        Payments due by period (in thousands)
   -----------------------     ----------------------------------------------------------------------------
                                 Total    Less than 1 year   1-3 years   3-5 years     More than 5 years
                                 -----    ----------------   ---------   ---------     -----------------
Facilities                      $2,228           685           1,365        178                 0
Vehicles                          $281            83             198          0                 0


Item 6:  DIRECTORS, SENIOR MANAGEMENT AND

A.   Directors and Senior Management

     The following table sets forth certain information regarding our executive officers and directors as of May 31, 2005:

  Name                    Age                     Position
-----------------------   ---   ---------------------------------------------
Gideon Hollander(1)       40    Chief Executive Officer and Director
Yuda Doron                53    President, Jacada, Inc.
Tzvia Broida              35    Chief Financial Officer
David Holmes              49    Executive Vice President, Sales and Marketing
Christian Singer          41    Managing Director, Jacada Deutschland GmbH
Jeffrey Roth              43    Senior VP of Israeli Operations
Ofer Yourvexel            41    Senior Vice President Sales ,EMEA
Yossie Hollander          47    Chairman of the Board and Director
Amnon Shoham(1)(2)        47    Director
Ohad Zuckerman(2)         40    Director
Naomi Atsmon(2)           52    Director
Dan Falk (2)              60    Director

(1)......Member of the Compensation Committee
(2)......Member of the Audit Committee

     Gideon Hollander was a co-founder of Jacada in 1990 and has served as our Chief Executive Officer and a director since 1990. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations. Gideon Hollander is Yossie Hollander's brother.

     Yuda Doron acts as the President of Jacada, Inc. and is responsible for our North American operations. He started his service with us in January 2005. Currently he renders his services on a temporary basis, acting as a consultant. A twenty-year software industry veteran, Mr. Doron has founded and managed a variety of technology companies, both in Israel and in the United States. From 2000 to 2004, Mr. Doron served as a consultant to various companies including Breezcom, Bristol and Enterasys and served as a member of the boards of directors of the following privately-held software companies: Appilog, Counterstorm, Itran and Webcollage. Mr. Doron served as CEO of Cheyenne Communications, a Long Island, NY-based unified messaging company from 1990 to 1992. Subsequent to the merger of Cheyenne Communications with Cheyenne Software, he was responsible for Cheyenne's Netware line of business. In this capacity Mr Doron was responsible for Sales Management, Tech Support, Customer Support, and Worldwide Marketing. After Cheyenne Software was acquired by Computer Associates in 1998, Mr. Doron managed the company's domestic channel sales organization from 1998 to 1999.

     Tzvia Broida has been our Chief Financial Officer since January 2005, having served as our Vice President, Finance since March 2000. Mrs. Broida has held various positions at Jacada since August 1995. From 1994 to 1995, Mrs. Broida worked as an accountant at the accounting firm of Yehuda Ehrlich & Partners. From 1992 to 1994, Mrs. Broida worked as an accountant at the accounting firm of Vexler, Kodenzick & Partners.

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

     Christian Singer has been Managing Director of Jacada Deutschland GmbH since February 2001. From April 2000 until he joined Jacada, Mr. Singer worked as Business Unit Manager and Director Sales & Marketing for Geac Central Europe, a company that develops and markets business software. From 1997 to 2000, he held various positions in Baan Company in Germany and the UK, where he successfully established the Baan Automotive Organisation. Between 1992 and 1997, Mr. Singer was employed at Zeuna Starker GmbH & Co KG, a German Tier 1 automotive supplier with operations in three continents. In March 2005 Mr. Singer announced his registration effective at the end of July 2005.

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

     Ofer Yourvexel joined us in March 2004 as our Senior Vice President Sales, EMEA. From March 2003 to March 2004, Mr. Yourvexel was Executive Vice President of Visonic Technologies, a provider of integrated identification solutions to enhance security, safety and communications throughout enterprises. From September 1998 to March 2003, Mr. Yourvexel headed the Marketing and Sales division at Elpas, a Visonic Technologies company. From June 1996 to August 1998, Mr. Yourvexel held the position of President at Enigma U.S.A. Inc., stationed in Boston; Enigma is a worldwide leader in the development, implementation and marketing of electronic publishing solutions from June 1991 to May 1996. Mr. Yourvexel began his career in the high-tech industry at Tefen Ltd., a leading industrial engineering and system analysis consulting firm, where he advanced to Vice President of Operations in the Central U.S.A. region.

     Yossie Hollander has been Chairman of the Board of Directors since November 1995 and a director since 1990. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Mr. Hollander is a member of the executive committee of the Weizman Institute. Yossie Hollander is Gideon Hollander's brother.

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

     Naomi Atsmon has served as a director since June 2001. In addition, Ms. Atsmon has served as a director of Clicksoftware Technologies Ltd. (NASDAQ:
CKSW) since May 2003. Ms. Atsmon served as a Division President of Amdocs Ltd., a provider of information system solutions to communications companies, from July 1997 to December 2002. From 1994 until 1997, Ms. Atsmon served as a vice president at Amdocs Ltd. Ms. Atsmon held various positions at Amdocs since 1986.

     Dan Falk joined us in August 2004 as a director. Since 2001 Mr. Falk serves as a member of the boards of directors of Orbotech Systems Ltd., Attunity Ltd., Nice System Ltd, Orad Ltd., Netafim Ltd., Visionix Ltd., Ormat Technologies Inc., ClickSoftware Technologies Ltd., Poalim Ventures 1 Ltd., Dmatek Ltd., and Plastopil Ltd., all of which are Israeli companies. In 1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Systems Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.

B.   Compensation

     The aggregate remuneration we paid for the year ended December 31, 2004 to all executive officers as a group was $1,357,466 in salaries, fees, commissions and bonuses. This group included 8 persons, including Robert C. Aldworth and James M. Breen, our former CFO and Senior Vice President of North American Sales, respectively, each of whom has left Jacada in the first half of 2005, and

Christian Singer, our Managing Director of Jacada Deutschland GmbH, who will be leaving Jacada in July 2005. This also includes $65,610 set aside or accrued to provide for pension, retirement or similar benefits provided to our executive officers. As of May 20, 2003, directors (except the CEO) each receive $750 for each meeting of the board of directors attended and each meeting of a committee of the board of directors attended. In addition, all directors are entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as board members, including attending board of directors meetings. Directors also receive options to purchase our ordinary shares.

     As of May 31, 2005 options to purchase 1,749,546 ordinary shares granted to our directors and executive officers (13 persons) under our option plans were outstanding. The weighted average exercise price of these options was $2.90 per share ranging from $0.99 to $9.125, and the expiration dates of the options range from July 30, 2006 to December 31, 2014.

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

     At our annual meeting in August 2004, the shareholders voted to fix the number of directors at six directors. In accordance with the terms of our articles of association, the board of directors is divided into four classes, with the following terms of office:

          o Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2006;

          o Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2007;

          o Class III directors, whose terms expire at the annual meeting of shareholders to be held in 2005; and

          o A class of directors whose terms expire after one year, at each annual meeting of shareholders.

     Our Class I directors are Amnon Shoham and Ohad Zuckerman. Our Class II director is Naomi Atsmon. Our Class III directors are Gideon Hollander and Yossie Hollander. Our director with a term of one year is Dan Falk.

     At each annual meeting of shareholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. Any additional directorships resulting from an increase in the number of directors will be distributed among the four classes. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company.

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

     We do not have service contracts with any of our directors; however, Gideon Hollander, our Chief Executive Office and a member of our board of directors is party to an employment agreement with us. Our audit committee and board of directors has approved a two years extension of the agreement; however, this extension is also subject to shareholders' approval under Israeli law.

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

     Pursuant to the current listing requirements of the Nasdaq National Market, we are required to have at least three independent directors on our audit committee. We have appointed such audit committee. Pursuant to the Sarbanes-Oxley Act of 2002, the Nasdaq National Market has introduced new listing standards requiring all members of an audit committee to comply with tightened independence requirements. All four members of our audit committee currently comply with those requirements .

     The current members of the audit committee are: Amnon Shoham, Ohad Zuckerman, Naomi Atsmon and Dan Falk.

     In addition, the Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. We have appointed Mr. Yossi Ginossar from Fahn Kanne Control Management Ltd. to serve as our internal auditor.

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

External Directors

     Under the Companies Law, Israeli companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel are treated as public companies. Under this law, a public company, like ours, is required to appoint at least two external directors. This law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or this controlling entity. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. External directors are elected at a shareholders meeting, provided that either the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of such election or the total number of shares voted against the election does not exceed one percent of the aggregate voting rights in the company. External directors do not have powers or authority that are different from those granted to all other directors. An external director is appointed for a term of three years.

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

     The Companies Law was recently amended to require that at least one external director have financial and accounting expertise and that the other external director meet certain professional qualifications. This amendment will only take effect with respect to appointments (or re-appointments) of external directors occurring after the adoption of regulations to define the prerequisites for meeting these qualifications.

D.   Employees

     As of December 31, 2004, we had 78 employees in Israel, 78 in the United States, 13 in Europe and 3 in Latin America. Of our 172 employees, 52 were engaged in research and development, 46 in sales, marketing and business development, 42 in professional services and technical support and 32 in finance, administration and operations. With respect to our Israeli employees, we are subject to Israeli labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

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

E.   Share Ownership

     1. Other then Gideon Hollander and Yossie Hollander, whose shareholdings are described in Item 7 below, none of our officers and directors owns in excess of one percent of our outstanding ordinary shares.

     2. Option Plans. We currently maintain three option plans, the 1996 Option Plan, the 1999 Option Plan and the 2003 Share Option Plan. The purpose of our option plans is to afford an incentive to officers, directors, employees and consultants of ours, or any of our subsidiaries, to acquire a proprietary interest in us, to continue as officers, directors, employees and consultants, to increase their efforts on behalf of us and to promote the success of our business.

          We have reserved 7,760,450 ordinary shares under these option plans for issuance upon the exercise of options to be granted to officers, directors, employees and consultants. As of December 31, 2004, options to purchase 4,433,653 ordinary shares were outstanding under the option plans. As of December 31, 2004, the weighted average exercise price of options outstanding under our option plans is $3.07. Our option plans are administered by our board of directors and the compensation committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants. In addition, pursuant to the option plans, the exercise price of options shall be determined by our compensation committee but may not be less than the par value of the ordinary shares and is typically the fair market value on the date of grant. The vesting schedule of the options is also determined by our compensation committee but generally the options vest over a three to four year period. Generally, options granted under the option plans are exercisable until ten years from the date of the grant. The 1996 Option Plan, the 1999 Option Plan and the 2003 Share Option Plan will expire on December 31, 2005, December 31, 2009 and December 31, 2012, respectively.

Item 7:   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     The following table sets forth, to the best of our knowledge, as of June 1, 2005, those shareholders that own 5% or more of our capital stock



Name of Beneficial Owner               Number of Shares Owned      Percentage
-------------------------              ----------------------      ----------
Yossie Hollander (1)                         2,144,010               11.0%
Airbus Foundation (2)                        1,802,692                9.3%
Gideon Hollander  (3)                        1,905,613                9.8%

(1) Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander. Represents 1,341,280 ordinary shares owned individually by Mr. Hollander, 302,670 ordinary shares owned by Mr. Hollander's spouse and 500,060 ordinary shares owned by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein. Does not include an aggregate of 1,549,600 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests. Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts. Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346.

(2) Based on a Schedule 13G/A filed with the Commission on January 14, 2005, this amount represents 1,802,692 ordinary shares held by Airbus Foundation. Based on a Schedule 13G/A filed with the Commission on January 9, 2003, Airbus Foundation held 2,025,590 ordinary shares as of such date. Based on a Schedule 13G/A filed with the Commission on January 30, 2002, Airbus Foundation held 1,146,300 ordinary shares as of such date. We make no representation as to the accuracy or completeness of the information reported. The address of Airbus Foundation is c/o Allegemeines, Treuunternehmen, P.O. Box 83, FL - 9490 Vaduz, Liechtenstein.

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

     Based on information available to us, as of June 1, 2005, there were 55 record holders of Jacada shares in the United States, which represented 43% of the outstanding shares as of such date. To our knowledge, no corporation, foreign government or other natural or legal person directly or indirectly controls Jacada.

B.   Related Party Transactions

     None.

C.   Interests of Expert and Counsel

     Not applicable.

Item 8:  FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

See Item 18 for audited consolidated financial statements.

Export Sales

     We generated approximately 78% of our revenues in North and Latin America and approximately 22% in Europe through wholly owned subsidiaries during the period beginning January 1, 2004 and ending December 31, 2004. Our export sales consist mainly of intercompany transactions with our subsidiaries.

Legal Proceedings

     We are, from time to time, a party to legal proceedings that are incidental to our business.

     Other than the matter described below, we do not believe that any legal proceeding to which we currently are a party is likely to have a material impact upon us. In August 1999, a former distributor filed an arbitration complaint against one of our subsidiaries, alleging, among other things, that the subsidiary breached its agreement with the distributor by directly selling our products to a customer with respect to which the distributor claimed it had the exclusive right to sell, entitling the distributor to damages. The arbitration was held in November 2000 and a decision by the arbitrators was entered on April 3, 2001. The arbitrators awarded the distributor a net amount of $392,000, including costs, and 50% of amounts collected from the customer in the future.

     We appealed the decision of the arbitrators on the grounds that the decision did not cap the subsidiary's exposure to the amount set forth in the limitation of liability provision of the agreement. In the interim, pursuant to the arbitrators' decision, we have accrued and will accrue on a prospective basis as a selling expense an amount equal to 50% of amounts collected from the customer that relate to the agreement that was the subject of the arbitration proceeding. Pursuant to an October 21, 2003 order, the arbitration award was confirmed by the United States District Court for the Western District of Michigan, and our Motion to Vacate was denied. We filed an appeal with the United States Court of Appeals for the Sixth Judicial Circuit, and on March 18, 2005, the Court of Appeals confirmed the District Court's decision. We filed a motion for rehearing with the Court of Appeals; the motion for rehearing was denied on May 27, 2005. Unless we appeal the case to the United States Supreme Court, the arbitration award will be final. See Note 7(c) to our financial statements included in Item 18 below for additional information concerning the potential impact of this matter on our financial condition and results of operations.

Dividend Policy

     We have no current intention of paying dividends.

B.   Significant Changes

     Other than as disclosed below, there have been no significant changes since the date of our financial statements filed with this Annual Report for the year 2004.

     During the first quarter of 2005, in response to the realization that the sales cycle of Jacada Fusion is longer than we anticipated, we adopted a restructuring plan in an attempt to minimize the gap between our declining traditional business revenue and the anticipated Jacada Fusion revenue by improving operational processes.

     The plan includes merging several departments, aligning the marketing and sales organization to support the new business model, and implementing various expense reductions. These changes also resulted in a 12% reduction in workforce worldwide and included the related costs associated with this reduction


Item 9:  THE OFFER AND LISTING

A.   Offer and Listing Details

Share History

     Our ordinary shares are quoted on the Nasdaq National Market under the symbol "JCDA" and on the Tel Aviv Stock Exchange ("TASE") under the same symbol or its Hebrew equivalent.

     The following table shows the high and low market prices on the Nasdaq National Market of our ordinary shares in the indicated years. Trading in our shares on the Nasdaq commenced on October 14, 1999.

       Year                  Period                High               Low
   --------------     ----------------------   --------------     -------------
       1999            10/14/99 - 12/31/99        $37.375             $8.000
       2000            01/01/00 - 12/31/00         33.375              4.375
       2001            01/01/01 - 12/31/01          6.300              2.050
       2002            01/01/02 - 12/31/02          3.740              1.080
       2003            01/01/03 - 12/31/03          3.740              1.180
       2004            01/01/04 - 12/31/04          4.730              2.120

The following table shows the high and low market prices on the Nasdaq National Market for our ordinary shares for each financial quarter during our two most recent financial years.

              Period                            High                   Low
   ------------------------------             ----------            ----------
        01/01/03 - 03/31/03                      1.71                  1.18
        04/01/03 - 06/30/03                      3.00                  1.47
        07/01/03 - 09/30/03                      3.26                  2.40
        10/01/03 - 12/31/03                      3.74                  2.49
        01/01/04 - 03/31/04                      4.73                  2.86
        04/01/04 - 06/30/04                      3.57                  2.63
        07/01/04 - 09/30/04                      3.05                  2.21
        10/01/04 - 12/31/04                      2.83                  2.12
        01/01/05 - 03/31/05                      2.89                  1.93


     The following table shows the high and low market prices on the Nasdaq National Market for our ordinary shares for the most recent six months.

          Month                             High                  Low
   --------------------                -------------         ------------
     May 2005                                2.50                 2.20
     April 2005                              2.61                 2.18
     March 2005                              2.89                 1.93
     February 2005                           2.49                 2.19
     January 2005                            2.72                 2.23
     December 2004                           2.37                 2.30


     The following table shows the high and low market prices on the TASE of our ordinary shares in the indicated years. Trading in our shares on the TASE commenced on June 18, 2001. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rate between the U.S. Dollar and the NIS.

      Year                   Period                      High         Low
   -------------      ----------------------       --------------  -----------
      2001             06/18/01 - 12/31/01               3.88         1.91
      2002             01/01/02 - 12/31/02               3.48         1.21
      2003             01/01/03 - 12/31/03               3.87         1.59
      2004             01/01/04 - 12/31/04               4.73         2.12

     The following table shows the high and low market prices on the TASE for our ordinary shares for each financial quarter during our two most recent financial years. Share prices in the TASE are denominated in New Israeli Shekels
(NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rates between the U.S. Dollar and the NIS.

               Period                        High               Low
     ----------------------------         ----------         ---------
         01/01/03 - 03/31/03                1.70                1.59
         04/01/03 - 06/30/03                2.97                1.64
         07/01/03 - 09/30/03                3.15                2.28
         10/01/03 - 12/31/03                3.87                2.40
         01/01/04 - 03/31/04                4.79                3.02
         04/01/04 - 06/30/04                3.74                2.87
         07/01/04 - 09/30/04                3.13                2.39
         10/01/04 - 12/31/04                2.92                2.26
         01/01/05 - 03/31/05                2.63                1.86


     The following table shows the high and low market prices on the TASE for our ordinary shares for the most recent six months. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rates between the U.S. Dollar and the NIS.

            Month                              High                   Low
     ---------------------                   ----------            ----------
     May 2005                                   2.41                  2.20
     April 2005                                 2.58                  2.29
     March 2005                                 2.59                  1.95
     February 2005                              2.51                  2.22
     January 2005                               2.63                  2.29
     December 2004                              2.75                  2.26


B.   Plan of distribution

         Not applicable.

C.   Markets

     Our ordinary shares are quoted on the Nasdaq National Market under the symbol "JCDA" and on the TASE under the same symbol or its Hebrew equivalent.

D.   Selling Shareholders

     Not applicable.

E.   Dilution

     Not applicable.

F.   Expenses of the Issue

     Not applicable.

Item 10:  ADDITIONAL INFORMATION

A.   Share Capital

     Not applicable.

B.   Memorandum and Articles of Association

     For a copy of our Memorandum of Association and our Articles of Association, see Item 19, Exhibits 1.1 and 1.2 which have been incorporated by reference as part of this Annual Report from our Registration Statement on Form F-1, File No. 333-10882, as well as Exhibit 1.3 (incorporated by reference to
Exhibit 1.3 to the Company's Annual Report on Form 20-F for the year ended December 31, 2003) and Exhibit1.4 to this annual report. In addition, because we are an Israeli company, we are governed by the provisions of the Companies Law, which are described below along with certain provisions of our governing documents.

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

Approval of Specified Related Party Transactions

     The Companies Law imposes a duty of care and a duty of loyalty on all of the company's office holders as defined below, including directors and executive officers. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. An "office holder" as defined in the Companies Law is a director, a general manager, a chief executive officer, a deputy chief executive officer, a vice chief executive officer, other managers directly subordinate to the chief executive officer and any person who fills one of the above positions without regard to title.

     The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. Once an office holder complies with these disclosure requirements, the board of directors may approve a transaction between the company and the office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company's interest cannot be approved. If the transaction is an extraordinary transaction under the Companies Law, then, in addition to any approval stipulated by the articles of association, it also requires audit committee approval before board approval and, in specified circumstances, subsequent shareholder approval. Any transaction between a company and one of its directors relating to the conditions of the director's service, including in relation to compensation exculpation, insurance or indemnification, or in relation to the terms of the director's service in any other capacity requires audit committee approval before board approval and subsequent shareholder approval. The Companies Law also provides that a director with an interest in an extraordinary transaction brought before the board or the audit committee for its approval may not vote on the approval and may not be present for the discussion of the issue. However, this rule would not apply if a majority of the directors or a majority of the members of the audit committee also possessed an interest in the transaction.

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

Insurance, Indemnification, and Exculpation of Directors and Officers

     Under the Companies Law, a company may not indemnify an office holder, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

          o a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
          o a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences (excluding a breach arising out of negligent conduct of the office holder);
          o any act or omission done with the intent to derive an illegal personal benefit; or
          o any fine levied against the office holder as a result of a criminal offense.

     Our articles of association, as amended by a resolution of our shareholders passed on August 24, 2003, provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of all or part of the liability of any of our office holders with respect to:

          o    a breach of his duty of care to us or to another person;

          o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or
          o a financial liability imposed upon such office holder in favor of another person concerning an act performed by the office in his/her capacity as an office holder.

     Our articles of association, as amended, also provide that we may indemnify an office holder against:

          o a financial liability imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award which has been confirmed by a court; and
          o reasonable litigation expenses, including attorneys' fees, expended by the office holder or which were imposed on the office holder by a court in proceedings instituted against the office holder by us or in our name or by any other person or in a criminal charge from which the office holder was acquitted or in a criminal proceeding in which the office holder was convicted for a criminal offense that does not require proof of criminal intent.

     Our articles of association also authorize us to release in advance all or part of an office holder's liability to us for damages which arises from the breach of the office holder's duty of care to us.

Required Approvals

     Under the Companies Law, indemnification of, and procurement of insurance coverage for office holders must be approved by the audit committee and board of directors and, in specified circumstances, by the shareholders of a company. In August 2003 and in August 2004, our shareholders approved indemnification agreements with our directors and chief financial officer under which we have undertaken to indemnify our directors and chief financial officer to the fullest extent permitted under the Companies Law.

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

     The Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with voting at a shareholders' meeting on:

          o    Any amendment to the articles of association;

          o    An increase in the company's authorized capital;

          o    A merger; or

          o Approval of some of the acts and transactions which require shareholder approval.

     A shareholder has the general duty to refrain from depriving other shareholders of their rights. Any controlling shareholder, any shareholder that knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of association, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness.

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

Mergers and Acquisitions; Anti-takeover Provisions

     The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of our Company must approve a merger involving our company by a vote of the 75% of our shares, present and voting on the proposed merger at a shareholders' meeting, provided that the merger is not objected to by a majority of the shares represented at the meeting after excluding shares held by the other party to the merger or any person holding at least a 25% interest in such other party, including related parties or entities under the other party's control.

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

     A merger may not be completed unless at least 50 days have passed from the date that a request for the approval of the merger was filed with the Israeli registrar of companies and 30 days from the date that shareholder approval of both merging companies was obtained. The request for the approval of a merger may be filed once a shareholder meeting has been called to approve the merger.

     The Companies Law also provides that the acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there already is another 45% shareholder of the company.

     If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company, that acquisition must be made by means of a tender offer for all of the target company's shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, the acquirer may not acquire in such tender offer any tendered shares to the extent that the acquisition of those shares would bring the acquirer's ownership to more than 90% but less than 95% of the shares of the target company. In addition, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

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

None.

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

     The following discussion does not address the tax consequences to holders of ordinary shares to which special tax rules may apply, such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of our voting stock, holders that hold ordinary shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency is not the U.S. dollar. This discussion also does not apply to holders who acquired their ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan. This discussion is based on the tax laws of Israel and the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, as well as the Income Tax Treaty Between the United States of America and Israel, as amended (the "Treaty"), all of which are subject to change or change in interpretation, possibly with retroactive effect.

     For purposes of this discussion, a "U.S. holder" is any beneficial owner of ordinary shares that is:

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

     Information Reporting and Backup Withholding

     U.S. information reporting requirements and backup withholding tax generally will apply to payments to some non-corporate holders of ordinary shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ordinary shares by a payor within the United States to a holder of ordinary shares other than an "exempt recipient," including a corporation and any payee that is not a U.S. holder that provides an appropriate certification.

     A payor within the United States will be required to withhold at the fourth lowest rate of tax applicable to single individual taxpayers (currently 28%) on any payments of dividends on, or proceeds from the sale of, ordinary shares within the United States to a holder, other than an "exempt recipient," if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, backup withholding tax requirements.

     United States Federal Income Taxation of Owning and Selling Ordinary
Shares.

     Dividends and Distributions

     U.S. Holders

     Subject to the passive foreign investment company rules discussed below, U.S. holders will include in gross income the gross amount of any dividend paid, before reduction of Israeli withholding taxes, by us out of current or accumulated earnings and profits, as determined for Untied States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the U.S. holder. Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but generally will be "passive income" or "financial services income," which are treated separately from other types of income for foreign tax credit limitation purposes. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution included in income of a U.S. holder will be the U.S. dollar value of the NIS payments made, determined at the spot NIS/U.S. dollar rate on the date such dividend distribution is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder's basis in the ordinary shares and thereafter as capital gain. We will notify our shareholders of any distribution in excess of current and accumulated earnings and profits at the time of such distribution in accordance with the requirements of the Internal Revenue Code.

     Subject to certain limitations, the Israeli tax withheld in accordance with the Treaty and paid over to Israel will be creditable against the U.S. holder's United States federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. holder under the laws of Israel or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder's United States federal income tax liability, whether or not the refund is actually obtained.

     Non-U.S. Holders

     A non-U.S. holder is not subject to United States federal income tax with respect to dividends paid on ordinary shares unless (i) the dividends are "effectively connected" with that non-U.S. holder's conduct of a trade or business in the United States, and attributable to a permanent establishment maintained in the United States (if that is required by an applicable income tax treaty as a condition for subjecting that non-U.S. holder to United States taxation on a net income basis), or (ii) that non-U.S. holder is an individual present in the United States for at least 183 days in the taxable year of the dividend distribution and certain other conditions are met. In such cases, a non-U.S. holder will be taxed in the same manner as a U.S. holder. A corporate non-U.S. holder may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if that corporate non-U.S. holder is eligible for the benefits of an income tax treaty providing for a lower rate, with respect to gains that are "effectively connected" with its conduct of a trade or business in the United States.

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

     Non-U.S. Holders

     A non-U.S. holder will not be subject to United States federal income tax on gain recognized on the sale or other disposition of ordinary shares unless
(i) the gain is "effectively connected" with the non-U.S. holder's conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment maintained in the United States (if that is required by an applicable income tax treaty as a condition for subjecting that non-U.S. holder to United States taxation on a net income basis), or (ii) the non-U.S. holder is an individual and present in the United States for at least 183 days in the taxable year of the sale and certain other conditions are met. In such cases, a non-U.S. holder will be taxed in the same manner as a U.S. holder. A corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or at a lower rate if eligible for the benefits of an income tax treaty that provides for a lower rate, on "effectively connected" gains recognized.

     Passive Foreign Investment Company Rules

     We believe that our ordinary shares should not be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and may be subject to change. In general, we will be a passive foreign investment company with respect to a U.S. holder if, for any taxable year in which the U.S. holder held ordinary shares, either at least 75% of our gross income for the taxable year is passive income or at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. If we were to be treated as a passive foreign investment company, then unless a U.S. holder makes a mark-to-market election, gain realized on the sale or other disposition of our ordinary shares would in general not be treated as capital gain. Instead, a U.S. holder would be treated as if the holder had realized such gain and certain "excess distributions" ratably over the holder's holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

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

     General Corporate Tax Structure

     Generally, Israeli companies are subject to corporate tax at the rate of 34% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. The corporate tax rate was reduced in June 2004, from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less.

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

     In March 2005, the government of Israel passed an amendment to the Investment Law in which it revised the criteria for investments qualified to receive tax benefits as an Approved Enterprise. Among other things, companies that meet the criteria of the alternate package of tax benefits will receive those benefits without prior approval. However, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law.

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

Other Benefits

     An Approved Enterprise is also entitled to the following two other incentives from the Israeli Government regardless of whether the Alternative Benefits Program is elected:

          o loans to Approved Enterprises, approved prior to January 1, 1997, which also qualify as Industrial Companies, from banks and other financial institutions, of up to 70% of approved project expenditures, of which 75% or in certain cases 85%, are State-guaranteed; and

          o accelerated rates of depreciation applied on a straight-line basis in respect of property and equipment, generally ranging from 200% in respect of equipment to 400% of the ordinary depreciation rates in respect of buildings, during the first five years of service of the assets, subject to a ceiling of 20% per year with respect to depreciation of buildings.

Measurement of Taxable Income

     Results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index, or changes in exchange rate of the NIS against the dollar, for a "foreign investors" company. Until taxable year 2002, Jacada measured its results for tax purposes in accordance with changes in the Israeli consumer price index. Commencing with taxable year 2003, Jacada has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar. This election obligates Jacada for three years.

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

     Israeli law generally imposes a capital gains tax on the sale of publicly traded securities. Pursuant to changes made to the Israeli Income Tax Ordinance in January 2003, capital gains on the sale of our ordinary shares will be subject to Israeli capital gains tax, generally at a rate of 15%. However, as of January 1, 2003, nonresidents of Israel will be exempt from capital gains tax in relation to the sale of our ordinary shares for so long as (a) our ordinary shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the nonresident shareholder's permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel, and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance. As of January 1, 2003, nonresidents of Israel are also exempt from Israeli capital gains tax resulting from the sale of securities on the Tel Aviv Stock Exchange; provided that the capital gains are not accrued or derived by the nonresident shareholder's permanent enterprise in Israel.

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

Item 11:   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We develop products in Israel and sell them worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in dollars, an increase in the value of the dollar could make our products less competitive in foreign markets. The foreign currency exchange rate effects for the years ended December 31, 2004, 2003, and 2002 were immaterial.

     In addition, since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on accounts receivable and future cash flows from certain Euro-denominated transactions as well as certain NIS-denominated expenses. The counter-parties to our forward contracts are major financial institutions with high credit ratings. We believe the risk of incurring losses on such forward contracts related to credit risks is remote and that any losses would be immaterial. As of December 31, 2004, we had forward contracts to sell up to $2,859,197 for a total amount of NIS 12,531,860 that matured prior to July 15 2005.

     We invest in U.S. Treasury notes, investment grade U.S. corporate securities and dollar deposits with banks. These investments typically carry fixed interest rates. Until September 2001 our marketable securities were designated under FAS 115 as held-to-maturity marketable securities. As a result of unexpected events, we sold our held-to-maturity marketable securities. As of December 31, 2004, our marketable securities were designated as available for sale. If we hold these securities to the maturity date, financial income over the holding period is not sensitive to changes in interest rates.

     As of December 31, 2004, we had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.

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

     The net proceeds that we received as a result of the offering were $50,568,390. As of December 31, 2004, the net proceeds have been used to invest in a variety of financial instruments and for general corporate purposes. More specifically, a portion of the proceeds, $6.9 million, was used in August 2001 to purchase certain assets of Propelis Software, Inc., a business unit of Computer Network Technology Corporation. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15: CONTROLS AND PROCEDURES

     (a) Disclosure Controls and Procedures. We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2004. Following that evaluation, our management, including the CEO and CFO, concluded that based on the evaluation, the design and operation of our disclosure controls and procedures were effective at that time. Since the evaluation, there have been no significant changes in our internal controls or in factors that could significantly affect internal controls, including, because we have not identified any significant deficiencies or material weaknesses in our internal controls, any corrective actions with regard to significant deficiencies and material weaknesses.

     (b) Not yet applicable

     (c) Not yet applicable

     (d) Changes in Internal Control Over Financial Reporting. There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2004, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

     At our annual shareholders meeting in August 2004, the shareholders elected Dan Falk to the Company's Board of Directors to serve for a one year term. Our Board of Directors has determined that Mr. Falk qualifies as an audit committee financial expert, and Mr. Falk was appointed by the Board to serve on the audit committee. Mr. Falk also meets the requirements of the NASDAQ Stock Market listing standards to be an "independent" director and audit committee member.

Item 16B: CODE OF ETHICS

     In March 2003, our Board of Directors adopted a Code of Ethics relating to, among others, our principal executive officer, principal financial officer and principal accounting officer. The code was filed as exhibit 11 to our Annual Report for the year ended December 31, 2003 and is incorporated by reference to that filing, which is available and can be reached through the Investor Relations link on our website, www.jacada.com. Pursuant to new requirements of the Nasdaq Stock Market, we adopted, in May 2004, a Code of Business Conduct and Ethics that is applicable to all our directors, officers and employees. This code is also available on our website.

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Audit Fees
--------------------------------------   ---------------------------------------
2003                                      $77,500
--------------------------------------   ---------------------------------------
2004                                      $77,500
--------------------------------------   ---------------------------------------

         Audit Related Fees
--------------------------------------   ---------------------------------------
2003                                      $16,500
--------------------------------------   ---------------------------------------
2004                                            0
--------------------------------------   ---------------------------------------

         Tax Fees
--------------------------------------   ---------------------------------------
2003                                      $34,000
--------------------------------------   ---------------------------------------
2004                                      $55,000
--------------------------------------   ---------------------------------------

         Other Fees
--------------------------------------   ---------------------------------------
2003                                            0
--------------------------------------   ---------------------------------------
2004                                      $20,000
--------------------------------------   ---------------------------------------


     The tax fees we incurred in 2003 and 2004 were related to preparation of tax returns, consultations regarding international tax. The Audit Related Fees we incurred in 2003 are related to consultations regarding revenue recognition policy. The other fees incurred in 2004 are related to services performed in connection with the transfer of our HostFuse technology from Jacada, Inc. to Jacada Ltd.

     Our audit committee is responsible for the appointment and oversight of our independent auditors' work. Pursuant to its charter, the audit committee also has the sole authority to review in advance, and grant any appropriate pre-approvals of, (a) all auditing services to be provided by our independent auditors; (b) all non-audit services to be provided by our independent auditors as permitted by Section 10A of the U.S. Securities Exchange Act of 1934; and (c) all fees and other terms of engagement. The audit committee's policy is to specifically pre-approve all annual services provided by our independent auditors in connection with the preparation of their audit, which may include audit services, audit-related services, tax services and other services. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting a specific budget for such services. Additional services may be commissioned on the basis of a pre-approval by the audit committee for non-annual audit related services up to a specified amount. Once such services have been pre-approved and performed, the independent auditors and our management report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Item 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

Item 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     None.

                                    PART III

Item 17:       FINANCIAL STATEMENTS

     See Item 18.

Item 18:       FINANCIAL STATEMENTS

Item 19:       EXHIBITS

Exhibit
Number         Description of Document
------         -----------------------

1.1 Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company's Registration Statement filed on Form F-1 (file no. 333-10882)).

1.2 Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company's Registration Statement filed on Form F-1 (file no. 333-10882)).

1.3 Amendments to the Company's Articles of Association, dated August 24, 2003 (incorporated by reference to Exhibit 1.3 to the Company's Annual Report on Form 20-F for the year ended December 31, 2003).

1.4            Amendments to the Company's Articles of Association, dated August
               25, 2004.

4.2 1996 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 from the Company's Registration Statement filed on Form F-1 (file no. 333-10882)).

4.3 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 from the Company's Registration Statement filed on Form F-1 (file no. 333-10882)).

4.4 Restated Employment Agreement of Gideon Hollander with Jacada Ltd. dated as of October 1, 2001 (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001

4.5 Technology and Product License Agreement between the Company and Cortlandt Reade Technical Corporation dated May 25, 2000 (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000).

4.6 Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-8 (file no. 333-73650)).

4.7 2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (file no. 333-111303).

8 List of Jacada's Subsidiaries (incorporated by reference to the Company's Annual Report on Form 20-F for the year end December 31, 2000).

11 Code of Ethics of the Company (incorporated by reference to Exhibit 11 to the Company's Annual Report on Form 20-F for the year ended December 31, 2003).

12.1 Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

12.2 Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

13.1 Certification of Chief Executive Officer andChief Financial Officer pursuant to 18 U.S.C. Section 1350.

14.1 Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on June 28, 2005.

                                          JACADA LTD.


                                          /s/Tzvia Broida
                                          ----------------------------------
                                          By:  Tzvia Broida
                                               Chief Financial Officer

                                                     EXHIBIT INDEX

Exhibit
Number         Description of Document
------         -----------------------

1.1 Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company's Registration Statement filed on Form F-1 (file no. 333-10882)).

1.2           Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company's Registration Statement filed on Form F-1 (file no. 333-10882)).

1.3 Amendments to the Company's Articles of Association, dated August 24, 2003 (incorporated by reference to Exhibit 1.3 to the Company's Annual Report on Form 20-F for the year ended December 31, 2003).

1.4            Amendments to the Company's Articles of Association, dated August
               25, 2004.

4.2 1996 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 from the Company's Registration Statement filed on Form F-1 (file no. 333-10882)).

4.3 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 from the Company's Registration Statement filed on Form F-1 (file no. 333-10882)).

4.4 Restated Employment Agreement of Gideon Hollander with Jacada Ltd. dated as of October 1, 2001 (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001

4.5 Technology and Product License Agreement between the Company and Cortlandt Reade Technical Corporation dated May 25, 2000 (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000).

4.6 Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-8 (file no. 333-73650)).

4.7 2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (file no. 333-111303).

8 List of Jacada's Subsidiaries (incorporated by reference to the Company's Annual Report on Form 20-F for the year end December 31, 2000).

11 Code of Ethics of the Company (incorporated by reference to Exhibit 11 to the Company's Annual Report on Form 20-F for the year ended December 31, 2003).

12.1 Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

12.2 Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

13.1 Certification of Chief Executive Officer andChief Financial Officer pursuant to 18 U.S.C. Section 1350.

14.1 Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.

                        JACADA LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2004

                            U.S. DOLLARS IN THOUSANDS


                                      INDEX


                                                                    Page
                                                             -------------------

Report of Independent Registered Public Accounting Firm              F-2

Consolidated Balance Sheets                                       F-3 - F-4

Consolidated Statements of Operations                                F-5

Statements of Changes in Shareholders' Equity                        F-6

Consolidated Statements of Cash Flows                             F-7 - F-8

Notes to Consolidated Financial Statements                       F-9 - F-30

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

                             To the Shareholders of

                                   JACADA LTD.


     We have audited the accompanying consolidated balance sheets of Jacada Ltd. and its subsidiaries ("the Company") as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.


Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
February 3, 2005                               A Member of Ernst & Young Global

                                                JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                            December 31,
                                                                                ------------------------------------
                                                                                      2004                2003
                                                                                ----------------    ----------------

     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                     $       3,552       $       9,845
   Marketable securities                                                                19,573               6,638
   Trade receivables (net of allowance for doubtful accounts of $ 220 and
     $ 234 at December 31, 2004 and 2003, respectively)                                  2,472               2,759
   Other current assets                                                                    791                 622
                                                                                ----------------    ----------------

 Total current assets                                                                   26,388              19,864
 -----
                                                                                ----------------    ----------------

 LONG-TERM INVESTMENTS:
   Marketable securities                                                                14,488              25,310
   Severance pay fund                                                                      969                 758
                                                                                ----------------    ----------------

 Total long-term investments                                                            15,457              26,068
 -----
                                                                                ----------------    ----------------

 PROPERTY AND EQUIPMENT, NET                                                             1,326               1,874
                                                                                ----------------    ----------------

 OTHER ASSETS, NET:
   Other intangibles, net                                                                1,429                 951
   Goodwill                                                                              4,630               4,630
                                                                                ----------------    ----------------

Total other assets, net                                                                  6,059               5,581
-----                                                                           ----------------    ----------------

Total assets                                                                     $      49,230       $      53,387
-----                                                                           ================    ================



The accompanying notes are an integral part of the consolidated financial statements.

                                                JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data


                                                                                                   December 31,
                                                                                       ------------------------------------
                                                                                             2004                2003
                                                                                       ----------------    ----------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Trade payables                                                                        $      1,024        $        515
   Deferred revenues                                                                            3,822               3,348
   Accrued expenses and other liabilities                                                       3,816               3,831
                                                                                       ----------------    ----------------

Total current liabilities                                                                       8,662               7,694
-----                                                                                  ----------------    ----------------

 ACCRUED SEVERANCE PAY                                                                          1,479               1,189
                                                                                       ----------------    ----------------

 SHAREHOLDERS' EQUITY:
   Share capital:
   Ordinary shares of NIS 0.01 par value -
     Authorized: 30,000,000 shares as of December 31, 2004 and 2003; Issued and outstanding: 19,326,010 and 19,033,778 shares as of December 31, 2004 and
     2003, respectively                                                                           56                   55
   Additional paid-in capital                                                                 69,785               69,277
   Accumulated other comprehensive income (loss)                                                (200)                 111
   Accumulated deficit                                                                       (30,552)             (24,939)
                                                                                       ----------------    ----------------

 Total shareholders' equity                                                                   39,089               44,504
 -----                                                                                 ----------------    ----------------

 Total liabilities and shareholders' equity                                              $    49,230        $      53,387
 -----                                                                                 ================    ================




The accompanying notes are an integral part of the consolidated financial statements.

                                                JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                                                Year ended December 31,
                                                                 ------------------------------------------------------
                                                                       2004               2003              2002
                                                                 ----------------   ----------------- -----------------
 Revenues:
   Software and products                                          $        5,749     $        8,354     $       9,783
   Services                                                                5,481              4,704             4,518
   Maintenance                                                             8,554              7,504             7,235
                                                                 ----------------   ----------------- -----------------

 Total revenues                                                           19,784             20,562            21,536
 -----                                                           ----------------   ----------------- -----------------

 Cost of revenues:
   Software and products                                                     631       *)       846      *)       534
   Services                                                                3,341              2,384             3,115
   Maintenance                                                             1,143              1,110             1,247
                                                                 ----------------   ----------------- -----------------

 Total cost of revenues                                                    5,115              4,340             4,896
 -----                                                           ----------------   ----------------- -----------------

 Gross profit                                                             14,669             16,222            16,640
                                                                 ----------------   ----------------- -----------------

 Operating expenses:
   Research and development                                                5,278       *)     5,308      *)     5,905
   Sales and marketing                                                    10,507              9,386             9,450
   General and administrative                                              4,758              4,714             4,602
   Restructuring charges                                                     525                  -               501
                                                                 ----------------   ----------------- -----------------

 Total operating expenses                                                 21,068             19,408            20,458
 -----                                                           ----------------   ----------------- -----------------

 Operating loss                                                           (6,399)            (3,186)           (3,818)
 Financial income, net                                                       786              1,037               909
                                                                 ----------------   ----------------- -----------------

 Net loss                                                         $       (5,613)    $       (2,149)    $      (2,909)
                                                                 ================   ================= =================

 Basic and diluted net loss per share                             $        (0.29)    $        (0.11)    $       (0.16)
                                                                 ================   ================= =================

 Weighted average number of shares used in computing basic
   and diluted net loss per share                                     19,282,800         19,011,435         18,710,105
                                                                 ================   ================= =================


*)   Reclassified


The accompanying notes are an integral part of the consolidated financial statements.

                                                JACADA LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data




                                                                              Accumulated
                                   Ordinary shares    Additional   Deferred      other                     Total         Total
                                ---------------------  paid-in      stock    comprehensive Accumulated comprehensive shareholders'
                                  Shares     Amount    capital   compensation income (loss)   deficit       loss         equity
                                ----------- --------- ---------- ------------ ------------- ----------- ------------- -----------

Balance as of January 1, 2002   18,537,704  $     54  $  68,486  $       (71)  $         -  $  (19,881)               $   48,588
Exercise of stock options           30,826  *)     -         43            -             -           -                        43
Cancellation of deferred stock
 compensation in respect of
 forfeited options                                          (25)          25             -           -                         -
Amortization of deferred stock
 compensation                            -         -          -           21             -           -                        21
Issuance of Ordinary shares in
 respect of the acquisition of
 Anota                             367,373         1        639            -             -           -                       640
Comprehensive loss:
  Net loss                               -         -          -            -             -      (2,909)      $(2,909)     (2,909)
  Unrealized gains from
   available-for-sale
   marketable securities                 -         -          -            -            81           -            81          81
                                ----------- --------- ---------- ------------ ------------- ----------- ------------- -----------

Total comprehensive loss                                                                                $     (2,828)
-------------------------------                                                                         =============

Balance as of December 31, 2002 18,935,903        55     69,143          (25)           81     (22,790)                   46,464
Exercise of stock options           97,875  *)     -        134            -             -           -                       134
Amortization of deferred stock
 compensation                            -         -          -           25             -           -                        25
Comprehensive loss:
  Net loss                               -         -          -            -             -      (2,149)      $(2,149)     (2,149)
  Unrealized loss from
   available-for-sale
   marketable securities                 -         -          -            -           (11)          -           (11)        (11)
  Unrealized gains from
   derivatives                           -         -          -            -            41           -            41          41
                                ----------- --------- ---------- ------------ ------------- ----------- ------------- -----------

Total comprehensive loss                                                                                $     (2,119)
-------------------------------                                                                         =============
Balance as of December 31, 2003 19,033,778        55     69,277            -           111     (24,939)                   44,504

Exercise of stock options          292,232         1        435            -             -           -                       436
Stock compensation related to
 options granted to non-
 employees                               -         -         73            -             -           -                        73
Comprehensive loss:
  Net loss                               -         -          -            -             -      (5,613)      $(5,613)     (5,613)
  Unrealized loss from
   available-for-sale
   marketable securities                 -         -          -            -          (326)          -          (326)       (326)
  Unrealized gains from
   derivatives                           -         -          -            -            15           -            15          15
                                ----------- --------- ---------- ------------ ------------- ----------- ------------- -----------

Total comprehensive loss                                                                                $     (5,924)
-------------------------------                                                                         =============
Balance as of December 31, 2004 19,326,010  $     56  $  69,785  $         -   $      (200) $  (30,552)               $   39,089
                                =========== ========= ========== ============ ============= ===========               ===========

Accumulated other comprehensive
 income (loss) as of  December
 31, 2004:
-------------------------------
   Accumulated unrealized gains
    from derivatives                                                           $        56
   Accumulated loss from
    available for sale securities                                                     (256)
                                                                              -------------
                                                                               $      (200)
                                                                              =============




*) Represents an amount lower than $ 1.
The accompanying notes are an integral part of the consolidated financial statements.

                                                JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                       Year ended December 31,
                                                                         ----------------------------------------------------
                                                                               2004              2003              2002
                                                                         ----------------  ----------------  ----------------

 Cash flows from operating activities:
 -------------------------------------
   Net loss                                                               $     (5,613)     $    (2,149)      $    (2,909)
   Adjustments required to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization                                               1,226            1,444             1,619
     Stock compensation related to options granted to non employees                 73                -                 -
     Amortization of deferred stock compensation                                     -               25                21
     Accrued interest and amortization of premium on marketable
       securities                                                                  562              388               356
     Increase (decrease) in accrued severance pay, net                              79               80                (49)
     Decrease (increase) in trade receivables                                      287              (98)             1,607
     Decrease (increase) in other current assets                                  (154)              98                (36)
     Increase (decrease) in trade payables                                         481             (235)               (29)
     Increase in deferred revenues                                                 474            1,204                 57
     Increase (decrease) in accrued expenses and other liabilities                  40              101               (637)
     Increase (decrease) in long-term accrued expenses                             (55)             (69)               124
     Other                                                                         (31)             (32)                86
                                                                         ----------------  ----------------  ----------------

 Net cash provided by (used in) operating activities                            (2,631)             757                210
                                                                         ----------------  ----------------  ----------------

 Cash flows from investing activities:
 -------------------------------------
   Investment in available for sale marketable securities                      (18,416)         (83,478)           (95,886)
   Proceeds from sale and redemption of available-for-sale of
     marketable securities                                                      15,415           77,194            105,214
   Purchase of property and equipment (a)                                         (512)            (318)              (613)
   Purchase of technology                                                         (900)               -                  -
   Proceeds from sale of property and equipment                                    315              176                213
   Proceeds from other long-term assets                                              -               61                146
   Investment in other long-term assets                                              -                -                (18)
   Cash with respect of Anota acquisition, net of cash acquired (b)                  -                -                 28
                                                                         ----------------  ----------------  ----------------

 Net cash provided by (used in) investing activities                            (4,098)          (6,365)             9,084
                                                                         ----------------  ----------------  ----------------

 Cash flows from financing activities:
 -------------------------------------
   Proceeds from exercise of stock options                                         436              134                 43
                                                                         ----------------  ----------------  ----------------

 Net cash provided by financing activities                                         436              134                 43
                                                                         ----------------  ----------------  ----------------

 Increase (decrease) in cash and cash equivalents                               (6,293)          (5,474)             9,337
 Cash and cash equivalents at the beginning of the year                          9,845           15,319              5,982
                                                                         ----------------  ----------------  ----------------

 Cash and cash equivalents at the end of the year                         $      3,552      $     9,845       $     15,319
                                                                         ================  ================  ================


The accompanying notes are an integral part of the consolidated financial statements.

                                                JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                       Year ended December 31,
                                                                         ----------------------------------------------------
                                                                               2004              2003              2002
                                                                         ----------------  ----------------  ----------------

 Supplemental disclosure of cash flows activities:
 -------------------------------------------------

 (a) Non-cash activities:
     --------------------

        Purchase of property and equipment                                 $         28      $         10      $         33

        Additional goodwill in respect of Anota acquisition                -                 76                -
                                                                         ----------------  ----------------  ----------------

                                                                           $         28      $         86      $         33
                                                                         ================  ================  ================


 (b) Cash in respect of Anota acquisition (see also Note 1b):
     ------------------------------------

        Estimated net fair value of the assets acquired and liabilities assumed at the date of acquisition: Working capital deficit, excluding cash and cash
            equivalents                                                                                        $       (181)
          Property and equipment                                                                                        141
          Other intangibles                                                                                             163
          Goodwill                                                                                                      271
          Technology                                                                                                    218
                                                                                                             ----------------

                                                                                                                        612
          Less - amounts acquired by issuance of shares                                                                (640)
                                                                                                             ----------------

                                                                                                               $        (28)
                                                                                                             ================



The accompanying notes are an integral part of the consolidated financial statements.

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data


NOTE 1:-      GENERAL

               a. Jacada Ltd. was incorporated under the laws of Israel in December 1990. Jacada Ltd. and its wholly-owned subsidiaries ("the Company") develop, market and support software that enables businesses to web-enable, modernize and integrate their existing software applications. The Company generates revenues from licensing its software products and from services such as maintenance, support, consulting and training.
                    The majority of the Company's sales are made in North America and Europe.

               b.   Acquisition of Anota Ltd. ("Anota"):

                    On July 31, 2002, the Company entered into an asset purchase agreement pursuant to the terms of which the Company acquired certain assets and assumed certain liabilities related to Anota for an aggregate purchase price of approximately $ 763 including acquisition costs of $ 123 in cash, issuance of 367,373 Ordinary shares at a fair value of $ 640. The value of the Ordinary shares issued was determined based on the average market price of the Company's Ordinary shares close to the acquisition date. In addition, Anota had the right to receive additional cash, based on a percentage of certain post-acquisition revenues, until December 31, 2003. In 2003, related revenues were generated and as a result an additional goodwill in the amount of $ 76 has been recorded. In accordance with the provisions of the acquisition agreement, the right to receive additional cash expired on December 31, 2003.

                    Technology acquired as part of the Anota acquisition enables organizations to make their business critical applications available over the Web in a matter of minutes without installing any software on the host system or client machine. Following Anota's acquisition the Company enhanced the functionality of its existing products.

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

                    The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:
                                                             July 31, 2002
                                                          ----------------------

                      Current assets                        $        162
                      Property and equipment                         141
                      Technology                                     218
                      Other intangibles                              163
                      Goodwill                                       271
                      Current liabilities                           (192)
                                                          ----------------------

                      Net assets acquired                   $        763
                                                          ======================

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 1:-      GENERAL (Cont.)

                    The following represents the unaudited pro-forma results of operations for the year ended eDecember 31, 2002 assuming that the Anota acquisition had been consummated as of January 1, 2002:

                                                               Year ended
                                                              December 31,
                                                                  2002
                                                             ----------------

                      Revenues                                $    21,546
                                                             ================

                      Net loss                                $    (3,587)
                                                             ================

                      Basic and diluted net loss per share    $     (0.19)
                                                             ================

                    The pro-forma financial information is not necessarily indicative of the consolidated results that would have been attained had the acquisition taken place at the beginning of 2002, nor is it necessarily indicative of future results.

               c.   Restructuring charges:

                    1. In July 2002, the Company adopted a restructuring plan in an attempt to improve future operating results. The plan consisted of the involuntary termination of 39 employees (14 research and development employees, 5 professional service and support employees, 11 sales and marketing employees and 9 administrative employees) and the subletting of a portion of the existing office space of the Company.

                    2. In February 2004, the Company consolidated all its research and development activities into its lab in Israel. As part of this plan, the Company shut down research and development operations in Minneapolis in order to improve overall development efficiency, accelerate new product release and reduce operating expenses. The Company completed the plan in June, 2004.

                         The plan consisted of the involuntary termination of 10 research and development employees, termination of the lease agreement of the Company's premises in Minneapolis and other expenses that consisted of shipment and relocation costs and travel costs.

                    In connection with the 2004 and 2002 restructuring plans, the Company incurred expenses of $ 501 in 2002 and $ 525 in 2004, of which, as of December 31, 2004 all amounts were paid.

                    The  major  components  of  restructuring   charges  are  as
                    follows:

                                                                    Year ended December 31,
                                                        ------------------------------------------------
                                                            2004              2003             2002
                                                        -------------    --------------   --------------

                    Employee termination benefits        $       373      $          -     $        395
                    Facilities closures                          108                 -              106
                    Other                                         44                 -                -
                                                        -------------    --------------   --------------

                                                         $       525      $          -     $        501
                                                        =============    ==============   ==============


                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

               The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

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

               b.   Financial statements in U.S. dollars:

                    A majority of the revenues of the Company is generated in United States dollars ("dollars"). The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company is the dollar.

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

               c.   Principles of consolidation:

                    The consolidated financial statements include the accounts of the Jacada Ltd. and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

               d.   Cash equivalents:

                    Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

               e.   Marketable securities:

                    Management determines the classification of investments in debt securities with fixed maturities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2004 and 2003, all marketable securities covered by Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115") were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity. The amortized cost of available-for-sale securities is adjusted for amortization of premiums to maturity. Such amortization and interest are included in financial income, net.

                    Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               f.   Property and equipment:

                    Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                        %
                                                          --------------------------------

                     Computers and peripheral equipment              20 - 33
                     Office furniture and equipment                   6 - 15
                     Motor vehicles                                     15
                     Leasehold improvements                  Over the shorter of the
                                                           related lease period or the
                                                                life of the asset


               g.   Other assets:

                    Intangible assets acquired in a business combination are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").

                    Technology is being amortized using the straight-line method over the estimated economic life of the technology rights, which is five years and the other intangible assets, are amortized over three years.

               h.   Impairment of long-lived assets:

                    The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144,"Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No.144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2004, 2003 and 2002, no impairment losses have been identified.

               i.   Goodwill:

                    Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition.

                    Effective January 1, 2002, the Company adopted the full provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").
                    SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                    In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

                    Goodwill attributable to the Company's single reporting unit as defined under SFAS No. 142, was tested for impairment by comparing its fair value with its carrying value. Fair value is determined using market multiples and comperative analyses. Estimates used in the methodologies include future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples. The Company performs the impairment tests during the third fiscal quarter. During 2004, 2003 and 2002, no impairment losses have been identified.

               j.   Research and development costs:

                    Research and development costs are charged to the Statement of Operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

                    Based on the Jacada Ltd.'s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between the completion of the working model and the point at which the products are ready for general release have been insignificant. Therefore, research and development costs have been expensed.

               k.   Income taxes:

                    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to its estimated realizable value.

               l.   Revenue recognition:

                    The Company generates revenues mainly from license fees for the right to use its software products, maintenance, support and rendering of services including consulting and training. The Company and sells its products primarily through its direct sales force to customers and indirectly through resellers. Both the customers and the resellers are considered end users.

                    The Company  accounts for software sales in accordance  with
                    Statement   of  Position   No.   97-2,   "Software   Revenue
                    Recognition", as amended ("SOP No. 97-2").

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                    Revenue from license fees and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectibility is probable. The Company does not grant a right of return to its customers.

                    Persuasive evidence of an arrangement exists - The Company determines that persuasive evidence of an arrangement exists with respect to a customer when it has a purchase order from the customer or a written contract, which is signed by both the Company and the customer (documentation is dependent on the business practice for each type of customer).

                    Delivery has occurred - The Company's software may be either physically or electronically delivered to the customer. The Company determines that delivery has occurred upon shipment of the software or when the software is made available to the customer through electronic delivery, when the customer has been provided with access codes that allow the customer to take immediate possession of the software on its hardware.

                    The fee is fixed or determinable - The Company considers all arrangements with payment terms extending beyond one year not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

                    Collectibility is probable - The Company determines whether collectibility is probable on a case-by-case basis. When assessing probability of collection, the Company considers the number of years in business and history of collection. If the Company determines from the outset that collectibility is not probable based upon its review process, revenue is recognized as payments are received.

                    With regard to software arrangements involving multiple elements, the Company applies Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP No. 98-9"). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support and training) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element.

                    The Company's determination of fair value of each element in multiple-element arrangements is based on VSOE. The Company aligns its assessment of VSOE for each element to the price charged when the same element is sold separately. The Company has analyzed all of the elements included in its multiple-element arrangements and determined that it has sufficient VSOE to allocate revenue to the maintenance and support and training ("professional") services components of its license arrangements. The Company sells its professional services separately, and accordingly it has established VSOE for professional services based on its hourly or daily rates. VSOE for maintenance and support is determined based upon the customer's annual renewal rates for these elements. Accordingly, assuming all other revenue recognition criteria are met, the Company recognizes revenue from licenses upon delivery using the residual method in accordance with SOP No. 98-9.

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                    Arrangements for the sale of software products that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. The Company has determined that these services are not considered essential to the functionality of other elements of the arrangement, therefore, these revenues are recognized as a separate element of the arrangement.

                    Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

                    Services   revenues  are  recognized  as  the  services  are
                    performed.

                    Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

                    In transactions, where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

               m.   Accounting for stock-based compensation:

                    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

                    Pro forma information regarding the Company's net loss and net loss per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

                    The fair value for options granted in 2004, 2003 and 2002 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:


                                                     2004          2003           2002
                                                ------------  -------------  --------------

                      Dividend yield                  0%            0%             0%
                      Expected volatility            60%            66%           60%
                      Risk-free interest             3.5%           3%            2.5%
                      Expected life (years)          3.25           2.5           2.5

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                    Pro forma information under SFAS No. 123:


                                                                                      Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             2004              2003              2002
                                                                        ---------------   ---------------   ---------------

                    Net loss as reported                                 $    (5,613)      $    (2,149)      $    (2,909)
                    Add: Stock-based compensation expenses included
                      in reported net loss - intrinsic value                       -                25                21
                    Deduct: Stock-based compensation expense
                      determined under fair value method for all
                      awards                                                  (1,879)           (2,551)           (2,227)
                                                                        ---------------   ---------------   ---------------

                    Pro forma net loss                                   $    (7,492)      $    (4,675)      $    (5,115)
                                                                        ===============   ===============   ===============
                    Basic and diluted net loss per share as reported     $     (0.29)       $    (0.11)       $    (0.16)
                                                                        ===============   ===============   ===============
                    Pro forma basic and diluted net loss per share       $     (0.39)       $    (0.25)       $    (0.27)
                                                                        ===============   ===============   ===============

                    The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF No. 96-18") and its amendments with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the date of grant.

               n.   Advertising expenses:

                    Advertising expenses (including trade shows) are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2004, 2003 and 2002 were $ 468, $ 530 and $ 539, respectively.

               o.   Severance pay:

                    Jacada Ltd's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Israeli employees are entitled to severance equal to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

                    The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

                    Severance pay expenses for the years ended December 31, 2004, 2003 and 2002, were $ 499, $ 533 and $ 305, respectively.

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               p.   Fair value of financial instruments:

                    The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

                    The carrying amounts of cash and cash equivalents, trade receivables and trade payables approximate their fair value due to the short-term maturities of such instruments.

                    The fair value of marketable securities is based on the quoted market prices and do not differ significantly from the carrying amount (see Note 3). The fair value of derivative instruments is estimated by obtaining current quotes from banks.

               q.   Derivative instruments:

                    Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging
                    Activities" ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

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

                    To protect against the reduction in value of forecasted foreign currency cash flows resulting from payroll expenses and payment to suppliers over the next year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in foreign currencies with forward contracts. When the dollar strengthens significantly against the foreign currencies, the decline in value of future foreign currency expenses is offset by losses in the value of the forward contracts designated as hedges. Conversely, when the dollar weakens, the increase in the value of future foreign currency cash flows is offset by gains in the value of the forward contracts. These forward contracts are designated as cash flow hedges, as defined by SFAS No. 133 and are all effective.

                    At December 31, 2004, the Company expects to reclassify $ 56 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next six months, due to actual payments to suppliers and payroll payment.

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data


NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               r.   Net loss per share:

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

                    All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because the securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding stock, options and warrants excluded from the calculations of diluted net loss per share due to their anti-dilutive effect was 4,271,178, 4,717,397 and 4,296,953 for the years ended December 31, 2004, 2003 and 2002, respectively.

               s.   Concentrations of credit risk:

                    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

                    Cash and cash equivalents are invested in U.S. dollars with major banks in the United States, England, Germany and Israel. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. However, management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

                    The Company's marketable securities include investments in debentures of U.S corporations and U.S. government securities. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

                    The Company's trade receivables are mainly derived from sales to customers in North America and Europe. In connection with customers with whom the Company does not have previous experience, it may utilize independent resources to evaluate the creditworthiness of those customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Adjustments to allowance account for the years ended December 31, 2004, 2003 and 2002, were $ 68, $ (63) and $ (165), respectively.
                    Write-offs of uncollectible accounts for the years ended December 31, 2004, 2003 and 2002 were $ 54, $ 101 and $ 459, respectively.

               t.   Reclassification:

                    Certain amounts from prior years referring to amortization of other intangible assets have been reclassified to conform to current period presentation.

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               u.   Impact of recently issued accounting standards

                    On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The new standard will be effective for the Company in the first interim period beginning after January 1, 2006.

                    As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. Had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net loss and loss per share in Note 2m. The Company is currently evaluating the impact of this standard on its results of operations and financial position.

                    In  March  2005,  the  SEC  staff  issued  Staff  Accounting
                    Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123R, which the Company plans to adopt in implementing SFAS 123R.

                    In March 2004, the Financial Accounting Standards Board ("FASB") approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). The objective of this Issue is to provide guidance for identifying impaired
                    investments.   EITF  03-1  also   provides  new   disclosure
                    requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued FASB Staff Position ("FSP") FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1," which defers the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1 pending the development of further guidance. The Company will continue to monitor these developments concerning this Issue and is currently unable to determine the impact of EITF 03-1 on its financial position or results of operations.

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 3:-       MARKETABLE SECURITIES

               The following is a summary of available-for-sale marketable securities:


                                                                          December 31, 2004
                                        -------------------------------------------------------------------------------------
                                            Less than 12 months         12 months or greater                Total
                                        --------------------------- ---------------------------- ----------------------------
                                                       Unrealized                   Unrealized                  Unrealized
                                          Fair value     losses       Fair value      losses       Fair value     losses
                                        ------------- ------------- -------------- ------------- ------------- --------------
               U.S. corporate
                 debentures               $  17,513     $     (64)    $   4,912      $     (56)    $  22,425     $    (120)

               U.S. government
                 securities                   2,060           (28)        9,576           (108)       11,636          (136)
                                        ------------- ------------- -------------- ------------- ------------- --------------

                                          $  19,573     $     (92)    $  14,488      $    (164)    $  34,061     $    (256)
                                        ============= ============= ============== ============= ============= ==============



                                                                           December 31, 2004
                                 ---------------------------------------------------------------------------------------------------
                                     Less than 12 months                  12 months or greater                     Total
                                 --------------------------- ------------------------------------------  ---------------------------
                                                Unrealized                   Unrealized    Unrealized                   Unrealized
                                   Fair value     gains        Fair value      gains         losses        Fair value      gains
                                 ------------- ------------- -------------- ------------- ------------- -------------- -------------

               U.S. corporate
                 debentures        $   3,191     $       1     $  17,534      $      67     $     (35)    $  20,725      $      33

               U.S. government
                 securities            3,447            14         7,776             28            (5)       11,223             37
                                 ------------- ------------- -------------- ------------- ------------- -------------- -------------

                                   $   6,638     $      15     $  25,310      $      95     $     (40)    $  31,948      $      70
                                 ============= ============= ============== ============= ============= ============== =============

               Long-term marketable securities mature within three years.

               The unrealized losses in the Company's investments in available-for-sale marketable securities were caused by interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Based on the immaterial severity of the impairments and the ability and intent of the Company to hold these investments until a recovery of fair value, which may be maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2004.

NOTE 4:-       PROPERTY AND EQUIPMENT, NET

               Composition of property and equipment is as follows:

                                                                           December 31,
                                                              --------------------------------------
                                                                    2004                  2003
                                                              -----------------     ----------------

               Cost:
                 Computers and peripheral equipment             $       4,388        $       4,888
                 Office furniture and equipment                         1,039                1,009
                 Motor vehicles                                           438                  800
                 Leasehold improvements                                   644                  645
                                                               ----------------     ----------------

                                                                        6,509                7,342
               Accumulated depreciation                                 5,183                5,468
                                                               ----------------     ----------------

               Depreciated cost                                 $       1,326        $       1,874
                                                               ================     ================


               Depreciation expenses for the years ended December 31, 2004, 2003 and 2002 were $ 804, $ 1,078, and $ 1,310, respectively.

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 5:-       OTHER ASSETS, NET

                                                               December 31,
                                                   ------------------------------------
                                                         2004                2003
                                                   ----------------    ----------------

               a. Original amounts:
                    Technology                      $       2,458       $       1,558
                    Other intangibles                         163                 163
                                                   ----------------    ----------------

                                                            2,621               1,721
                                                   ----------------    ----------------
                  Accumulated amortization:
                    Technology                              1,061               693
                    Other intangibles                         131                 77
                                                   ----------------    ----------------

                                                            1,192               770
                                                   ----------------    ----------------

                        Amortized cost              $       1,429       $         951
                                                   ================    ================

               b. Amortization expense for the years ended December 31, 2004, 2003 and 2002 amounted to $ 422, $ 366 and $ 309, respectively. As of December 31, 2004, the weighted average amortization period is 2.1 years.

               c.   Estimated amortization expenses for the years ended:

                    Year ended December 31,
                    -----------------------

                      2005              $         462
                      2006                        430
                      2007                        263
                      2008                        180
                      2009                         94
                                       ---------------

                                        $       1,429
                                       ===============

               d. During 2004, the Company purchased and capitalized software technology in accordance with SFAS No. 86, in the amount of $ 900.

                    The technology is amortized using the straight line method over the estimated economic life of the technology, which is five years.

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 6:-      ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                    December 31,
                                                        -------------------------------------
                                                              2004                2003
                                                        ----------------    -----------------

               Employee and payroll accruals              $      1,768        $      1,465
               Accrued expenses                                  1,104               1,348
               Liability in respect of technology                  281                 300
               Accrued arbitration charges (1)                     663                 663
               Restructuring accruals (2)                            -                  55
                                                        ----------------    -----------------

                                                          $      3,816        $      3,831
                                                        ================    =================

               (1) See also Note 7c.
               (2) See also Note 1(c).


NOTE 7:-       COMMITMENTS AND CONTINGENT LIABILITIES

               a.   Royalties:

                    Jacada  Ltd.  participated  in  programs  sponsored  by  the
                    Israeli Government for the support of research and development activities. Through December 31, 2004, Jacada Ltd. had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("the OCS") in the aggregate amount of $ 2,178 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

                    Through December 31, 2004, the Company has paid or accrued royalties to the OCS in the amount of $ 1,761. As of December 31, 2004, the aggregate contingent liability to the OCS amounted to $ 458.

                    Royalties accrued or paid were recorded as part of the cost of software and product.

               b.   Lease commitments:

                    The Company's facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2009. Future minimum lease payments under non-cancelable operating leases are as follows:

                      Year ended
                      December 31,
                     ------------------

                      2005                 $    685
                      2006                      606
                      2007                      409
                      2008                      350
                      2009                      178
                                      ----------------------

                                           $  2,228
                                      ======================

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 7:-      COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

                    Total rent expenses for the years ended December 31, 2004, 2003 and 2002 were approximately $ 856, $ 798 and $ 1,130, respectively.

               c.   Litigation:

                    In August 1999, a former distributor filed an arbitration demand against a subsidiary of Jacada Ltd. This demand alleged that the subsidiary breached its agreement with the distributor by directly selling products to a customer, while the distributor had an exclusive right to sell products to said customer, and that the distributor was entitled to damages of $ 3,500. A decision by the arbitrator was entered during 2001. The arbitrators awarded the distributor a net amount of $ 392 and 50% of amounts collected from this customer in the future and legal expenses related to the arbitration.

                    In  1999,  the  Company  made a  provision  for a  potential liability of $ 125. As a result of the arbitration the Company recorded in 2001 a non-recurring charge of $ 267. During 2004 and 2003 and 2002, the Company recorded recurring expenses of $ 0, $ 46 and $ 225, respectively, which include amounts collected from the customer, and related legal expenses (see also Note 6).

                    On April 24, 2001,  the  subsidiary  of the Company  filed a
                    separate   action   to   vacate   the   arbitration   award.
                    Subsequently, the distributor filed an application for enforcement of the arbitration award. Pursuant to an October 21, 2003 Order, the arbitration award was validated by the United States Court for the Western District of Michigan, and the subsidiary's motion to vacate was denied. The subsidiary has filed a timely appeal with the United States Court for the Sixth Judicial Circuit. The Company has stated the intention of vigorously contesting the arbitration award.

                    The parties have filed briefs in connection with the appeal and oral arguments were heard by the Court in November 2004. A decision is currently pending.

                    The Company's legal counselors believe that the Company's maximum liability regarding the appeal is a confirmation of the arbitration award (see also Note 12b).


NOTE 8:-       SHAREHOLDERS' EQUITY

               a.   General:

                    Since October 1999, the Company's shares have been traded on the NASDAQ, National Market. Since June 2001, the Company's shares have been traded on the Tel-Aviv Stock Exchange as well. Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 8:-       SHAREHOLDERS' EQUITY (Cont.)

               b.   Stock Option Plans:

                    As of December 31, 2004, the Company has four Incentive Share Option Plans (the 1994, 1996, 1999 and 2003 plans), which provide for the grant of options to officers, management, other key employees, directors, consultants and others of up to 7,760,450 of the Company's Ordinary shares. The 1994 Option Plan, pursuant to its terms, expired on December 31, 2003. The options granted generally become fully exercisable after two to four years and expire 10 years from the grant date. Any options that are forfeited or canceled before expiration become available for future grants.

                    Pursuant to the option plans, the exercise price of options shall be determined by the Company's Board of Directors but may not be less than the par value of the Ordinary shares.

                    As of December 31, 2004, an aggregate of 2,046,773 Ordinary shares of the Company are still available for future grant under the Incentive Share Option Plans.

                    A summary of the Company's share option activity (except options to consultants) and related information is as follows:


                                                                           Year ended December 31,
                                               --------------------------------------------------------------------------------
                                                         2004                        2003                       2002
                                               -------------------------  --------------------------  -------------------------
                                                              Weighted                    Weighted                   Weighted
                                                               average                    average                     Average
                                                Number of     exercise     Number of      exercise     Number of     Exercise
                                                 options        price       Options        price        options        Price
                                               -----------   -----------  ------------  ------------  -----------   -----------
                      Outstanding - at the
                        beginning of the
                        year                    4,326,506      $  3.18     3,522,382      $  3.74      3,596,270      $  4.52
                        Granted                 730,500        $  2.67     1,326,700      $  1.98      1,112,352      $  2.60
                        Exercised               (198,637)      $  2.19     (97,875)       $  1.40      (30,826)       $  1.40
                        Forfeited and
                         cancelled              (539,466)      $  3.74     (424,701)      $  4.50      (1,155,414)    $  5.11
                                               -----------                ------------                -----------

                      Outstanding - at the
                        end of the year         4,318,903      $  3.07     4,326,506      $  3.18      3,522,382      $  3.74
                                               ===========   ===========  ============  ============  ===========   ===========

                      Exercisable options
                        at the end of the
                        year                    2,821,881      $  3.48     2,381,142      $  3.86      2,042,641      $  3.83
                                               ===========   ===========  ============  ============  ===========   ===========


                    The exercise price of the options is equal to the market value of the Ordinary shares on the date the option is granted. Weighted average fair value of options granted during 2004, 2003 and 2002, which the exercise price equals the market price on the date of grant, is $ 1.21, $ 0.60 and $ 0.95, respectively.

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 8:-      SHAREHOLDERS' EQUITY (Cont.)

                    The options outstanding as of December 31, 2004 have been classified by exercise price, as follows:


                                                                                                         Weighted
                                     Options          Weighted                         Options            average
                                   outstanding        average         Weighted       exercisable         exercise
                                      as of          remaining        average           as of            price of
                 Exercise          December 31,     contractual       exercise       December 31,         options
                  price                2004         life (years)       price             2004           exercisable
           --------------------  ----------------  --------------  --------------  ----------------   ---------------
             $ 0.99 - $ 1.18         522,507           2.37             $   1.03        491,011            $     1.02
             $ 1.20 - $ 1.40         648,375           5.17             $   1.26        283,836            $     1.26
             $ 1.60 - $ 2.22         235,861           3.73             $   2.05        198,361            $     2.02
             $ 2.50 - $ 3.14       1,851,500           8.39             $   2.72        788,013            $     2.79
             $ 4.04 - $ 5.06         755,835           4.31             $   4.58        755,835            $     4.58
             $ 9.00 - $ 11.00        304,825           4.89             $   9.51        304,825            $     9.51
                                 ----------------                                  ----------------

                                   4,318,903           5.96             $   3.07      2,821,881            $     3.48
                                 ================  ==============  ==============  ================   ===============


                    The Company has recorded deferred stock compensation in 1999 for options issued with an exercise price below the fair market value of the Ordinary shares, the deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options.

               c.   Options issued to consultants:

                    The Company's outstanding options to consultants as of December 31, 2004, are as follows:

                                                  Options for        Exercise price         Options           Exercisable
                            Grant date           Ordinary shares        per share          exercisable           through
                     ------------------------  ------------------  ------------------  ------------------  -----------------
                              1999                   1,500              $    11.00           1,500                     *)
                              2000                   4,750              $     4.38           4,750                     *)
                              2001                   5,000              $     2.89           5,000                     *)
                              2002                  11,000              $     2.61          11,000                     *)
                              2004                  62,500              $     3.2           62,500                     **)
                              2004                  30,000              $     2.94               -                     *)
                                               ------------------                      ------------------
                              Total                114,750                                 84,750
                                               ==================                      ==================

                     *) 10 years from the date of grant.
                    **) 1.5 years from the date of grant.

                    The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using Black-Scholes option-pricing model with the following weighted-average assumptions for 2004, 2003 and 2002: risk-free interest rates of 3.1% for the grant of 62,500 options granted in 2004 and 4.2% for the other 30,000 options granted in 2004, 3% for 2003 and 2.5% for 2002, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 0.6 for the years 2003 and 2002 and for the grant of 30,000 options in 2004 and 0.69 for the grant of 62,500 options in 2004 and a contractual life of 10 years for each year, except for the 2004 grant that has a contractual life of 1.5 years.

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 8:-       SHAREHOLDERS' EQUITY (Cont.)

               d.   Warrants:

                    During 2001, in connection with a business combination, the Company issued a warrant to purchase 350,000 Ordinary shares of the Company at an exercise price of $ 3.26. In January 2004, the warrants holders exercised their warrant and the Company issued 93,595 Ordinary shares.

               e.   Dividends:

                    In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.


NOTE 9:-       TAXES ON INCOME

               a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

                    The production facilities of Jacada Ltd. have been granted the status of "Approved Enterprise" under the law, for four separate investment programs, which were approved in July 1994, July 1995, December 1996 and April 2002. The investment programs expiration dates are July 2007, July 2008 and December 2010, respectively. As of December 31, 2004, the investments under the April 2002 investment program remain in progress and were not completed.

                    According to the provisions of the law, the Company has elected the "alternative benefits" - waiver of grants in return for a tax exemption and, accordingly, the Jacada Ltd.'s income is tax-exempt for a period of two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five years, (based on the percentage of foreign ownership in each taxable year).

                    The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date.

                    The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the letter of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

                    As of December 31, 2004, management believes that the Company is meeting all of the aforementioned conditions.

                    As Jacada Ltd. currently has no taxable income, these benefits have not yet commenced for all programs since inception.

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 9:-      TAXES ON INCOME (Cont.)

                    The tax-exempt income attributable to the "Approved Enterprises" can be distributed to shareholders, without subjecting Jacada Ltd. to taxes, only upon the complete liquidation of Jacada Ltd. If this retained tax-exempt income is distributed in a manner other than in the complete liquidation of Jacada Ltd., it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% to 25% for an "Approved Enterprise"). The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends.

                    Jacada Ltd. expects that during the period in which these tax losses are utilized, its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been provided in these financial statements.

                    Income not eligible for the "Approved Enterprise" benefits mentioned above is taxed at the regular corporate tax rate.

                    A recent amendment to the law, which has been officially published effected as of April 1, 2005 ("the Amendment") has significantly changed the provisions of the law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an "Approved Enterprise", such as provisions generally requiring that at least 25% of the "Approved Enterprise's" income will be derived from export. Additionally, as explained below, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" will generally not be subject to the provisions of the Amendment.

               b. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

                    Jacada Ltd. is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of intangible property rights as a deduction for tax purposes.

               c.   Net operating losses carryforwards:

                    As of December 31, 2004, Jacada Ltd. had approximately $ 10,240 of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date.

                    As of December 31, 2004, the U.K. subsidiary had accumulated losses for income tax purposes in the amount of approximately $ 2,560. These net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 9:-      TAXES ON INCOME (Cont.)

                    As of December 31, 2004, the U.S. subsidiary had U.S. federal net operating loss carryforwards for income tax purposes in the amount of approximately $ 12,245. Net operating loss carryforwards arising in taxable years beginning before August 6, 1997 can be carried forward and offset against tax income for 15 years and expire from 2011 to 2012. Net operating loss carryforwards arising in taxable years beginning after August 5, 1997 can be carried forward and offset against taxable income for 20 years and expire from 2017 to 2024. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                    As of December 31, 2004, Jacada Deutschland GmbH ("the German subsidiary") had accumulated losses for income tax purposes in the amount of approximately $ 1,470. The net operating loss carryforwards have no expiration date.

               d.   Deferred income taxes:

                    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                                                         December 31,
                                                                             -------------------------------------
                                                                                   2004                 2003
                                                                             ----------------     ----------------
                    Deferred tax assets:
                      U.S. operating loss carryforward                         $      4,286         $      4,128
                      U.K. operating loss carryforward                                  513                  944
                      German operating loss carryforward                                367                  251
                    Reserves and allowances                                           1,524                1,153
                                                                             ----------------     ----------------

                    Total deferred tax asset before valuation allowance               6,690                6,476
                    Valuation allowance                                              (6,690)              (6,476)
                                                                             ----------------     ----------------

                    Net deferred tax asset                                     $          -         $          -
                                                                             ================     ================


                    The U.S., U.K. and German subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and temporary differences. Management currently believes that since the subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards will not be realized in the foreseeable future. During fiscal 2004, the subsidiaries increased the valuation allowance by $ 843 to $ 6,166.

               e. The main reconciling item between the statutory tax rate of the Company ( U.S. - 35%, U.K. - 20%, Germany - 25%, Israel
                    - 36% in 2002 and 2003 and 35% in 2004) and the effective tax rate (0%) is the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and the effect of "Approved Enterprises".

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 9:-      TAXES ON INCOME (Cont.)

               f.   Pre-tax income (loss) is comprised as follows:


                                                          Year ended December 31,
                                             --------------------------------------------------
                                                  2004             2003              2002
                                             --------------   ---------------   ---------------
                      Domestic (Israel)        $    (4,377)     $   (1,152)       $      677
                      Foreign                       (1,236)           (997)           (3,586)
                                              -------------    --------------    --------------

                                               $    (5,613)     $   (2,149)       $   (2,909)
                                              =============    ==============    ==============


               g.   Reduction in corporate tax rate:

                    In June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment"), which progressively reduces the regular corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and to a rate of 30% in 2007. The amendment was signed and published in July 2004 and is, therefore, considered enacted in July 2004.


NOTE 10:-      GEOGRAPHIC INFORMATION

               Summary information about geographical areas:

               The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company's business) and follows the requirements of Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

               The following is a summary of operations within geographic areas based on end-customer's location.

                                                                              Year ended December 31,
                                                                 --------------------------------------------------
                                                                      2004             2003              2002
                                                                 ---------------  ---------------   ---------------
               Revenues from sales to unaffiliated customers:
               North America                                      $    15,982      $    16,435       $    17,158
               Europe and other                                         3,802            4,127             4,378
                                                                 ---------------  ---------------   ---------------

                                                                  $    19,784      $    20,562       $    21,536
                                                                 ===============  ===============   ===============

                                                                                     December 31,
                                                                 ----------------------------------------------------
                                                                       2004              2003              2002
                                                                 ----------------  ----------------  ----------------
                Long-lived assets:

                  Israel                                          $     2,485       $     1,543       $     2,100
                  North America                                         4,876             5,893             6,537
                  United Kingdom                                           14                5                 19
                  Germany                                                  10                14                19
                                                                 ----------------  ----------------  ----------------

                                                                  $     7,385       $     7,455       $     8,675
                                                                 ================  ================  ================

                                                JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 11:-     FINANCIAL INCOME, NET


                                                                                    December 31,
                                                                ----------------------------------------------------
                                                                      2004              2003              2002
                                                                ----------------  ----------------  ----------------
                Financial expenses:
                  Foreign currency translation adjustments       $         -       $         -       $        (59)
                  Bank charges                                          (112)              (93)               (50)
                                                                ----------------  ----------------  ----------------

                                                                        (112)              (93)              (109)
                                                                ----------------  ----------------  ----------------
                Financial income:
                  Foreign currency translation adjustments                70               263                176
                  Interest on marketable securities                      828               867                842
                                                                ----------------  ----------------  ----------------

                                                                         898             1,130              1,018
                                                                ----------------  ----------------  ----------------

                                                                 $       786       $     1,037       $        909
                                                                ================  ================  ================


NOTE 12:-      SUBSEQUENT EVENTS (Unaudited)

               a. During the first quarter of 2005, the Company initiated a restructuring plan in order to improve its operational processes.

                    The plan includes merging several departments, aligning the marketing and sales organization, and implementing various expense reductions. These changes have also resulted in a 12% reduction in the workforce worldwide and include the related cost associated with such a reduction.

               b. Regarding the appeal that was filed by a subsidiary of Jacada Ltd. (see Note 7c), on March 18, 2005, the United States Court for the Western District of Michigan confirmed the arbitration award. The Company filed a motion for a rehearing with the Court of Appeals, which was denied in May 2005.


                      - - - - - - - - - - - - - - - - - - -