Form 20-F
period 2005-12-31
JACADA LTD
filed 2006-06-27
CIK 1095747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
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

19,619,806 Ordinary Shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes	☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer: ☐	Accelerated filer: ☐	Non-accelerated filer: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17	☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes	☒ No

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

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, ADVISERS AND AUDITORS

Not applicable.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

A.	Selected Financial Data

The following table sets forth selected financial data from our consolidated statements of operations and balance sheets for the periods indicated. The selected consolidated statement of operations data for the years ended December 31, 2005, 2004 and 2003 and the selected consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. These financial statements have been prepared in accordance with US GAAP. The consolidated statements of operations data for the year ended December 31, 2002 and 2001, and the selected consolidated balance sheet data as of December 31, 2003, 2002 and 2001 are derived from audited consolidated financial statements that are not included herein. The following selected financial data are qualified by reference to and should be read in conjunction with the sections entitled “Item 5: Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and our consolidated financial statements and the notes thereto included elsewhere in the Annual Report.

	Year ended December 31,
	2005	2004	2003	2002	2001
	(In thousands, except per share and share data)
Consolidated Statement of Operations Data:
Revenues:
Software and products	$6,725	$5,749	$8,354	$9,783	$10,930
Services	3,650	5,481	4,704	4,518	8,986
Maintenance	9,567	8,554	7,504	7,235	5,630
Total revenues	19,942	19,784	20,562	21,536	25,546
Cost of revenues:
Software and products	1,309	631	846	534	615
Services	2,704	3,341	2,384	3,115	4,859
Maintenance	865	1,143	1,110	1,247	1,705
Total cost of revenues	4,878	5,115	4,340	4,896	7,179
Gross profit	15,064	14,669	16,222	16,640	18,367
Operating expenses:
Research and development	4,094	5,278	5,308	5,905	6,351
Sales and marketing	11,035	10,507	9,386	9,450	14,619
General and administrative	5,723	4,758	4,714	4,602	5,679
Non-recurring charges	-	525	-	501	2,846
Total operating expenses	20,852	21,068	19,408	20,458	29,495
Operating loss	(5,788)	(6,399)	(3,186)	(3,818)	(11,128)
Financial income, net	830	786	1,037	909	2,337
Net loss	$(4,958)	$(5,613)	$(2,149)	$(2,909)	$(8,791)

Basic net loss per share	$(0.25)	$(0.29)	$(0.11)	$(0.16)	$(0.48)
Weighted average number of shares used in computing basic net loss per share	19,497,726	19,282,800	19,011,435	18,710,105	18,465,127
Diluted net loss per share	$(0.25)	$(0.29)	$(0.11)	$(0.16)	$(0.48)
Weighted average number of shares used in computing diluted net loss per share	19,497,726	19,282,800	19,011,435	18,710,105	18,465,127

	December 31,
	2005	2004	2003	2002	2001
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,461	$3,552	$9,845	$15,319	$5,982
Cash and investments	35,651	37,613	41,793	41,382	41,642
Working capital	10,748	17,726	12,170	34,448	39,625
Total assets	45,612	49,230	53,387	54,018	56,459
Shareholders’ equity	34,475	39,089	44,504	46,464	48,588
Dividends per share	-	-	-	-	-

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

Risks Related to Our Business

The revenue associated with our traditional products has declined and we expect that it may continue to decline. Since it has taken longer than we expected to generate increased revenue from our new Jacada Fusion and Jacada WorkSpace products, failure to increase revenues will result in increased losses and a material adverse effect on our business. Our revenues are derived from sales of our traditional products, Jacada Interface Server and Jacada HostFuse, and our new products, Jacada Fusion and Jacada WorkSpace, and related maintenance and professional services. The average selling price of our traditional products has declined over the past six years due to changes in our competitive environment, resulting in increased pricing pressures. We believe that this trend will continue. In addition, it has taken longer than we anticipated to generate increased sales of Jacada Fusion which we introduced in the second quarter of 2004 and of Jacada Workspace, which we introduced in the third quarter of 2005. As a result, the revenue gap between our declining traditional products revenue and the Jacada Fusion and Jacada WorkSpace revenue is larger than we originally thought. To the extent that revenues from our traditional products continue to decrease and revenues from Jacada Fusion and Jacada WorkSpace do not offset such loss of revenues, we will suffer increased losses. To the extent that these trends continue for a prolonged period, we may suffer a material adverse effect.

Our introduction of Jacada Fusion and Jacada WorkSpace represents an attempt to enter a new market in which we have limited experience and failure to successfully penetrate this market would harm our results of operations. We introduced Jacada Fusion in the second quarter of 2004 and Jacada Workspace in the third quarter of 2005. We have elected to target corporate customer call centers, which we refer to as contact centers, for sales of these products because we believe there is a need for these products in this market. However, we have limited experience in this market. Our limited experience and knowledge regarding the contact center market may impede our ability to sell Jacada Fusion and Jacada Workspace and result in decreased revenues and increased losses.

We do not have a proven business model for the contact center market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace may be harmed or we will experience a further delay in generating revenues from these products. Our business model for selling Jacada Fusion and Jacada WorkSpace is different than the business model we have used for our traditional products. To date we have had few deals in which we sold Jacada Fusion and Jacada WorkSpace and therefore we do not have enough experience to determine if our business model is correct and is appropriate for the generation either of new sales or follow-on sales. In the event that our chosen business model is inappropriate, we may need to modify our business model and adjust the manner in which we sell Jacada Fusion and Jacada WorkSpace in order to close subsequent transactions. If our business model is incorrect and must be adjusted, our revenues and expense levels may be adversely affected.

We expect revenues from Jacada Fusion and Jacada Workspace, our contact center products to be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations.  Historically, revenues from our traditional products were generated from a relatively large number of sales to a wide number of customers. However, we expect that revenues from the Jacada Fusion and Jacada WorkSpace products will be derived from large orders from a small number of customers, which are not necessarily the same customers each year. Therefore, our revenues from Jacada Fusion and Jacada WorkSpace will be dependent on a limited number of significant customers. In 2005, our first full year of sales activity to contact centers, a sale to one customer accounted for approximately 22% of our total revenues. We cannot assure you that we will succeed in making repeat sales to this customer or that, even if we do make repeat sales to the customer that those sales will represent a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We also cannot assure you that other customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to become profitable.

Because our products are complex and generally involve significant capital expenditures by customers, we may invest significant time and expense in trying to make a sale to a potential customer that ultimately chooses not to purchase our products. Our sales typically involve significant capital investment decisions by prospective customers, and often require us to expend a significant amount of time to educate prospective customers as to the benefits of our products. As a result, before purchasing our products, companies spend a substantial amount of time performing internal reviews and obtaining approvals. Many prospective customers have made significant investments in internally-developed or customized packaged solutions and would incur significant costs in switching to third-party products such as ours. Even if our products are effective, our target customers may not choose them for technical, cost, support or other reasons.

Competition in the markets in which we compete is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced. The markets in which we compete are extremely competitive and subject to rapid change. In our traditional business, we compete with companies that utilize varying approaches to enable existing software applications to be utilized over the Internet. These companies include AttachmateWRQ Corporation, IBM, Seagull Holding N.V., TIBCO Software, Inc. and webMethods, Inc. Our Jacada Fusion and Jacada WorkSpace products compete with other contact center solutions offered by Microsoft, Corizon Ltd. and Level 8 Systems. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

In addition, many companies choose to deploy their own information technology personnel or utilize system integrators to write new code or rewrite existing applications in an effort to develop their own application integration or contact center solutions. As a result, prospective clients may decide against purchasing and implementing externally-developed solutions such as ours.

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

In previous years, we experienced fluctuations in our annual and quarterly results of operations, which resulted, and may continue to result, in volatility in our share price. In previous years we have experienced, and may continue to experience, fluctuations in our quarterly results of operations, and we may likewise experience significant fluctuations in our annual results of operations.  Factors which have contributed and may in the future contribute to fluctuations in our results of operations include: general economic conditions, the size and timing of orders, including order deferrals, and subsequent shipments, market awareness and acceptance of new products, the capital spending patterns of our customers, customer concentration and the timing of our product introductions or enhancements or that of our competitors or providers of complementary products. Because of these and other factors, our quarterly revenues may fluctuate materially. Therefore, the results of past periods should not be relied upon as an indication of our future performance.  It is likely that in some future periods, our operating results may again be below expectations of public market analysts or investors, which may cause our share price to decline.

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

The market price of our shares is volatile and the volume of the daily trading of our shares is very low; therefore you may not be able to resell your shares at or above the price you paid, or at all. The risks described in this Item 3.D may adversely affect our share price. Our share price, like that of many technology companies, may be subject to volatility. If our share price decreases to below $1.00 per share and remains there for 30 consecutive trading days, Nasdaq could initiate procedures to de-list our shares from the Nasdaq National Market and onto either the Nasdaq Small Cap Market or the OTC Bulletin Board. Furthermore, because of the low volume of daily trading in our shares, you may be unable to sell your shares in the market due to low or no demand for such shares.

We must continue our significant investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues. Significant continued investment in our sales and marketing efforts is essential to increase market awareness of our products and to generate increased revenues, especially in relation to Jacada Fusion and Jacada WorkSpace. Furthermore, we believe that our future success is dependent upon the expansion of our indirect distribution channels, consisting of our relationships with independent software vendors, software distributors, system integrators and partners. We currently have relationships with only a limited number of these parties.

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

Our revenues could be adversely affected if we fail to retain consultants and other technical service personnel. Sales of our Jacada Fusion and Jacada WorkSpace products to date have required advance sales activity involving consultants and post-sale customization and implementation. We rely on our staff of professional consultants and other technical service personnel to implement our solutions after purchases by our customers. Unless we are able to retain professional consultants and other technical service personnel or hire and train qualified consultants and other technical service personnel to replace those who leave us, it will be difficult for us to increase or possibly even maintain our present level of sales due to constraints on our capacity to implement sales.

Our future growth will be adversely affected and our future operating results may be adversely affected if we fail to develop and introduce new products that address new markets or if our new products fail to achieve market acceptance. In order to achieve sales growth we will need to develop and introduce new products for new markets. In the second quarter of 2004, we announced the introduction of Jacada Fusion, our new solution that is designed to integrate different applications residing on host, Windows and Web-based platforms, and allow non-invasive access to those applications through a single user interface. In the third quarter of 2005, we introduced Jacada WorkSpace, our new solution that is designed to be a single agent console that unifies customer interaction tools with a single access point to all the mission-critical applications required by the customer service representative to effectively complete a customer interaction. We have elected to target corporate contact centers for sales of Jacada Fusion and Jacada Workspace because we believe there is a need for our products in this market. If the markets we decide to enter fail to develop or if we are unable to develop other new products successfully, our prospects for growth will suffer. In addition, our ability to develop and introduce new products requires us to invest significant resources in research and development and in the sales and marketing of a new product. If we fail to develop and market new products in new markets successfully, we may not be able to recover our research and development expenditures or our sales and marketing expenditures, which would adversely impact our operating results.

We rely on our key personnel, whose knowledge of our business and technical expertise would be extremely difficult to replace. Our future success depends, to a certain degree, on the continued services of key management, as well as on our sales and technical personnel. The loss of services of any of our key management for any reason could have a material adverse effect on our business, financial condition and results of operations. We are also dependent on our ability to attract, retain and motivate highly skilled personnel. In the markets in which we recruit, competition for qualified personnel is intense. As a result, our ability to recruit and retain qualified candidates may be limited. In addition, our flat revenues in 2005 in relation to 2004 may cause current employees to leave our company, which may have a material adverse effect on our business.

We expect to be subject to increasing risks of international operations. Historically, we have marketed and sold our traditional products in North America and Europe. Currently we market and sell our products and services primarily in North America and the UK, from which areas we received approximately 99% of our total revenues for the year ended December 31, 2005. In 2005 we expanded our international operations in Europe and India. Managing these expanded operations requires significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products in regions other than North America and Europe. Our inability to increase our worldwide operations successfully could adversely impact our business. In addition, exchange rate fluctuations between the dollar and foreign currencies may adversely affect us. Prior to 2003, we did not use currency exchange forward contracts and options to hedge the risks associated with fluctuations in foreign exchange rates. Although we did utilize currency exchange forward contracts to hedge the payments from our material Euro and GB Pound-denominated transactions in 2004 and 2005, some of our foreign currency-denominated revenues are still not hedged. Accordingly, we are still exposed to the risk that our revenues will decrease in the event that those foreign currencies strengthen against the dollar. In addition, as most of our sales are currently made in dollars, an increase in the value of the dollar could make our products less competitive in non-U.S. markets, thereby causing a reduction in our sales. See “-Exchange rate fluctuations between the dollar and the NIS may negatively affect our earnings” for a discussion of risks associated with fluctuations in the dollar-NIS exchange rate.

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

Certain of our products, contain technology that we acquired from third parties. Because we did not develop the technology ourselves, there may be errors in the technology of which we are not aware. In addition, our products are integrated with our customers’ networks and software applications. The sale and support of our products may expose us to the risk of product liability or warranty claims based on damage to these networks or applications caused by the technology we developed or the technology developed by a third party and acquired by us. In addition, the failure of our products to perform to customer expectations could give rise to warranty or other claims. Any of these claims, even if not meritorious, could result in costly litigation or divert management’s attention and resources. We may not have sufficient funds or insurance coverage to satisfy any or all liability that may be imposed upon us with respect to these claims.

Our technology may be subject to infringement claims or may be infringed upon. Our success and ability to compete are substantially dependent upon our technology. Most of our intellectual property, other than our trademarks, consists of proprietary or confidential information that is not subject to patent or similar protection. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to copy or otherwise obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Furthermore, policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

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

Risks Related to Our Location in Israel

Israeli courts might not enforce judgments rendered outside of Israel. We are incorporated under the laws of the State of Israel and we maintain significant operations in Israel. Certain of our officers and directors reside outside of the United States. Therefore, you might not be able to enforce any judgment obtained in the United States against us or any of such persons. Additionally, you might not be able to bring civil actions under United States securities laws if you file a lawsuit in Israel. We have been advised by our Israeli counsel that, subject to certain limitations, Israeli courts may enforce a final executory judgment of a United States court for liquidated amounts in civil matters after a hearing in Israel, provided that certain conditions are met. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

Conditions in and around Israel could adversely affect our operations. Because our research and development facilities are located in Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our operations. Despite the negotiations towards peace between Israel and certain of its Arab neighbors, the future of these peace efforts is uncertain. From October 2000 until recently, there was a significant increase in violence primarily in the West Bank and the Gaza Strip and negotiations between Israel and Palestinian representatives have ceased for periods of time. In January 2006, Hamas, the Islamic Resistance Movement, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority. Hamas does not recognize Israel's right to exist as a state and Israel considers Hamas to be a terrorist organization. Accordingly, there can be no assurance that the recent calm and renewal of negotiations between Israel and Palestinian representatives will endure. Any renewed hostilities or other factors related to Israel could have a material adverse effect on us or on our business or adversely affect our share price.

Some of our officers and employees in Israel may be obligated to perform 45 days or more of military reserve duty annually and in some cases may be called upon to serve upon short notice. The absence of these employees for significant periods may cause us to experience operating difficulties. Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit our ability to make sales in those countries.

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

Any failure to obtain the tax benefits from the State of Israel that we anticipate receiving could adversely affect our plans and prospects. Pursuant to the Law for the Encouragement of Capital Investments, 1959, the Israeli government has granted “Approved Enterprise” status to our existing capital investment programs under the Alternative Benefits Program. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. However, we have not yet begun to generate taxable income for purposes of this law. Once we begin to generate taxable income, our financial results could suffer if our tax benefits are significantly reduced.

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

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel, or the OCS. The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant. In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments. These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received, together with interest and penalties.

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

Our legal and commercial name is Jacada Ltd. We were incorporated under the laws of the State of Israel in December 1990 as a limited liability company. On August 9, 1999 we changed our name from Client/Server Technology Ltd. to Jacada Ltd. Our commercial name is Jacada. Our registered office in Israel is 11 Galgalei Haplada Street, Herzliya 46722 Israel and our telephone number is 972-9-952-5900. Our agent in the United States is Oren Shefler, whose address is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346. Our address on the Internet is http://www.jacada.com. The information on our website is not incorporated into this Annual Report. We operate under the Companies Law.

Since October 1999, our Ordinary Shares have been quoted on the Nasdaq National Market under the symbol “JCDA.” In addition, our Ordinary Shares have been quoted on the Tel Aviv Stock Exchange under the same symbol or its Hebrew equivalent since June 18, 2001. We develop, market and support software and solutions that help customers rapidly simplify and improve critical business processes without the need for long and expensive system replacement projects. Our traditional products enable businesses to Web-enable, modernize and integrate their existing software applications to better serve the needs of their users, customers and partners. Our new products, Jacada Fusion and Jacada WorkSpace, introduced in May 2004 and September 2005, respectively, target organizations that struggle to reduce operational costs and deliver high quality customer service due to the complexity of the customer service representative’s desktop. Our solutions provide our customers with a simplified interaction designed to improve the efficiency of the user and the experience of the user’s customer.

Typical users of our traditional products and services are medium to large businesses with sophisticated technology requirements. Some of the companies that have implemented or are implementing our traditional solutions include AIG, Bank of America, Caterpillar, Delta Air Lines, U.S. Department of Interior, The Federal Reserve Bank, Liberty Mutual Insurance, Manpower, Porsche Cars North America, Prudential Life Insurance Company, Raytheon, The Hartford and Tesoreria De La Securidad Social.

Typical users of the Jacada Fusion and Jacada WorkSpace products and services are medium to large businesses with inbound contact centers that typically have in excess of 100 agents (customer service representatives). Some of the companies that have purchased Jacada Fusion and Jacada WorkSpace products include Vodafone Limited, West Telemarketing, LP and Cox Communications, Inc.

See Items 5 and 18 for a description of our capital expenditures for the past three fiscal years. We have made no divestitures during the same time period. In addition, we are not currently engaged in capital divestiture and our current capital expenditures are for computers, software and peripheral equipment. These capital expenditures are financed with our internal cash resources.

We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies’ shares during fiscal years 2004 and 2005.

B.	Business Overview

Industry Overview

We have been operating in the application integration and web-enablement market for 15 years. We refer to this market as our “Traditional Market.” In 2004, we introduced Jacada Fusion and elected to target corporate customer call centers. In the third quarter of 2005, we introduced Jacada WorkSpace, a solution specifically designed for the customer call center market. This represents a new market for us and we refer to it as the “Contact Center (CC) Market.”

Traditional Market

A significant number of the applications that are critical to companies in operating their businesses, including applications for customer account information, sales and inventory management, customer order information and manufacturing enterprise resource planning, are currently held in existing application environments such as those based on mainframes, Microsoft Windows servers and mini-computers. Applications for existing systems are typically complex and proprietary and tailored to the needs of a specific company. These applications were originally designed to be accessible only by a fixed network of users, principally employees. Furthermore, these applications have complicated user interfaces, which lack the flexibility and intuitiveness of today’s web user interfaces. Companies continue to rely heavily on and invest a significant amount of resources in existing applications and data.

Companies often seek to circumvent the limitations of their existing systems by utilizing the broad distribution potential of browser-enabled desktops and the Internet to grant employees, customers, suppliers and corporate partners easy access to applications and data. Additionally, as newer applications are implemented, there is an increasing need to integrate existing host-centric applications with these new systems easily.

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

Contact Center (CC) Market

In today’s highly competitive markets, companies increasingly focus on the provision of customer service as a means of increasing customer satisfaction and customer retention rates. For most companies, the key organization involved in this effort is the company’s contact center, or call center, whose personnel are directly customer-facing.

To provide quality customer service, customer service representatives must be able to answer a customer’s questions quickly, handle any request the customer may have, and do so in an efficient and pleasant manner. One of the significant challenges in the provision of quality customer service is the complexity of the customer service representative desktop. This is due both to the number of software applications on the customer service representative’s computer desktop and to the complexity of the applications used on the desktop. Most customer service representatives must manage three or more applications on their desktop, including billing, inventory, delivery tracking, call tracking and customer relationship management, or CRM, applications, and many customer service representatives have six, eight, ten or more applications they must learn and manage.

The number of applications on the typical customer service representative desktop is increasing due to the broader range of services that organizations are demanding of contact centers and the desire for agents to resolve calls during the first contact with the customer. These applications are often a combination of Windows, web and host centric applications that are not integrated, and many of these applications have a unique user interface that customer service representatives must master to perform their jobs.

The complex customer service representative desktop results in:

•	Long average call handle times, or AHT;

•	Long and expensive training programs for the customer service representative;

•	High customer service representative turnover; and

•	Poor customer satisfaction and low customer retention.

Our Solutions

We develop, market and support software and solutions that help customers rapidly simplify and improve critical business processes without the need for long and expensive system replacement projects. Our traditional products enable businesses to Web-enable, modernize and integrate their existing software applications to better serve the needs of their users, customers and partners. Our new products, Jacada Fusion and Jacada Workspace simplify the desktop of the customer service representatives to reduce operational costs and improve the customer experience. Our solutions are designed to provide our customers with a simplified interaction to improve the efficiency of the user and the experience of the user’s customer.

Benefits

Our solutions for our traditional market and contact center market provide the following benefits:

•
Leverage Existing Information Technology Resources. Our solutions permit companies to access their existing applications through browser-enabled desktops or over the Internet, and can integrate these existing applications with newer software implementations such as CRM solutions from companies such as Siebel Systems, Inc. and Amdocs. This eliminates the need to replace existing applications through time-consuming and expensive custom programming.

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

Our solutions for the contact center market provide the following additional benefits:

•
Reducing average handle times. Because Jacada Fusion products present users with a single interface through which applications are accessed, they eliminate the need to navigate through and between applications. Therefore they eliminate redundant data entry, cut keystrokes and streamline or even eliminate process steps, including time consuming call wrap-up processes, thereby generating greater efficiency. This enables increased first call resolution and significant reduction in average handle times.

•
Significantly reducing customer service representative training costs. By simplifying the customer service representative desktop and reducing the number of applications with which a customer service representative must interact, our contact center solution allows our customers to significantly reduce their customer service representative training costs.

•
Increasing revenue opportunities. By reducing average handle times and making it easier for customer service representatives to access all the data needed to answer a customer’s question or complete a customer’s request, Jacada Fusion enables customer service representatives to perform increased sales activities, leading to potentially greater revenue opportunities.

•
Improving user and customer experience. Reduced average handle times and increased first call resolution enable our customers to improve their customers’ experience, helping generate increased customer satisfaction and loyalty. The access to multiple platforms through one user-friendly interface also improves the experience of the customer service representative, leading to improved customer service representative morale and productivity.

Products and Technology

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

Jacada® HostFuse (formerly known as Jacada Integrator). Jacada HostFuse is a software solution for integrating core host-centric business systems, including the data and processes in those systems, with multiple packaged applications, frameworks and client environments. We have established sales and marketing relationships in relation to our traditional market with Siebel Systems, Computer Associates, Oracle, and BEA to utilize Jacada HostFuse where a real-time, non-intrusive solution is required to integrate a host-centric application with its CRM or EAI solutions. Our customers get the benefits of on-line, real-time integration with back-office applications without rewriting any of their existing systems.

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

Jacada® Fusion. Jacada Fusion, a bundling of three Jacada products: Jacada HostFuse (described above), Jacada WinFuse and Jacada WebFuse (both described below), is a non-invasive integration platform which can automate processes that involve different kinds of business application - whether traditional legacy ‘green screen’ mainframe applications, Windows client/server applications or newer web-based (browser-based) applications.

Jacada® WinFuse. Jacada WinFuse is a non-invasive integration solution that allows companies to web-enable and integrate their Microsoft Windows and client/server applications without modifying or changing anything in the existing application. Jacada WinFuse enables organizations to leverage their existing Windows client/server applications to automate business processes and seamlessly integrate and transfer data from one application to another. Jacada WinFuse can work with almost any 32-bit Windows application.

Jacada WinFuse web service-enables Windows client/server applications. Without changing anything in the original application, and without needing to access the source code, Jacada WinFuse enables organizations to automate interactions with their applications and “drive” the system as a user would, navigating a series of Windows forms, and inserting or retrieving data as required. Jacada WinFuse exposes these interactions as Web services that can be integrated into any J2EE or .NET composite application in a scalable and secure fashion.

By service-enabling any Windows-based application, Jacada WinFuse provides for the rapid adoption of service-oriented architectures (SOA), enabling IT to deliver new functionality as quickly as the business demands.

Jacada® WebFuse. Jacada WebFuse is a non-invasive solution for accessing and managing any HTML-based web application, for the purpose of integrating the data and processes in the application with other business processes. Jacada WebFuse offers an approach to integrating with Web applications by using the Web application user interface to quickly encapsulate the processes and data into web services, which can then be integrated with newly developed and existing applications. Jacada WebFuse services can be deployed in both J2EE and .NET environments.

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

Jacada® WorkSpace. Jacada WorkSpace is a single agent console that unifies customer interaction tools and provides a single access point to all the mission-critical applications required by the customer service representatives to effectively complete a customer interaction. Jacada WorkSpace delivers a wide range of capabilities that enable companies to freely implement optimal contact center processes and maximize customer service representative productivity. Jacada WorkSpace eliminates the inefficiency of the desktop maze by providing the agent with a single interface to access the multitude of disparate systems and resources needed to effectively perform his or her job. In addition, by using dynamic, role-based desktop controls, Jacada WorkSpace enables companies to transform product-specific or function-specific agents to ‘universal’ agents, maximizing agent productivity and reducing operational costs. Currently Jacada WorkSpace operates only on the BEA WebLogic platform.

Professional Services

Our professional services include training, consulting and support and maintenance services.

We provide our direct customers with consulting services to assist them with installing, integrating and implementing our products into their systems, and with managing and enhancing their utilization of our products on an ongoing basis. We also provide customer training services to assist them in learning how to use our products at our Atlanta, Georgia facility and other locations, with coursework related to various aspects of our products.

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

Principal Markets

Our principal markets are North America and Europe. We generate revenues from licensing our software products and solutions to customers and providing customers with training, consulting, and support and maintenance services. Software and product revenues constituted approximately 33.7%, 29.1% and 40.6% of our total revenues for the years ended December 31, 2005, 2004 and 2003, respectively, while service and maintenance revenues constituted approximately 66.3%, 70.9% and 59.4% of our total revenues, respectively, for the same periods. Software and product revenues generated from North American customers constituted approximately 12.9%, 21.9% and 30.6% of our total revenues for the years ended December 31, 2005, 2004 and 2003, respectively, while service and maintenance revenues generated from North American customers constituted approximately 48.7%, 58.9% and 49.4% of our total revenues, respectively, for the same periods. Software and product revenues generated from European customers constituted approximately 20.8%, 6.6% and 9.2% of our total revenues for the years ended December 31, 2005, 2004 and 2003, respectively, while service and maintenance revenues generated from European customers constituted approximately 17.2%, 11.4% and 9.6% of our total revenues, respectively, for the same periods.

Seasonality

Not applicable.

Sources and Availability of Raw Materials

Not applicable.

Sales and Marketing

We sell our products through our direct sales force in North America and Europe, as well as through our indirect distribution channels, consisting of software distributors, independent software vendors, solution providers and system integrators. We also use indirect distribution channels in countries where we have no direct sales operations such as India and Latin America. As of December 31, 2005, we had 48 people in our sales and marketing organization, representing a slight increase from 46 at December 31, 2004.

During 2005 we made changes in our US sales staff as we believed that we needed persons with different skills and experience than those of our 2004 sales staff in order to sell our Fusion and WorkSpace products. As part of these changes, which were part of our effort to align our company behind our new products, we recruited a new Vice President of Sales for the North American market and 4 sales force members with experience in the call center market.

We continued to invest significantly in the establishment of indirect sales channels in 2005 in Europe and Asia. Among other things, we signed a distribution agreement with Avaya GlobalConnect Limited, a leading enterprise converged communication solutions provider in India. Our indirect distribution channels have capabilities that complement and augment our solutions and extend our market reach. In particular, independent software vendors often contribute industry-specific and application-specific expertise as well as large scale project management capabilities that enable us to address a broad range of vertical markets. Independent software vendors and system integrators often package or incorporate our products with their products or solutions. This enables us to create combined offerings that address specific needs, particularly for specific vertical markets, and provide more complete and tailored offerings.

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

Customers

Our customers include end users to whom we sell our products and services directly, distributors and other intermediaries who either resell our products to end users or incorporate our products into their own product offerings and end users who purchase our products from such distributors and other intermediaries. Typical users of our products and services are medium to large businesses with sophisticated technology requirements.

Our customers use our solutions to rapidly and cost effectively improve high value business processes while leveraging their existing investments in application software. Some examples of customers’ uses of our products include:

•
Insurance companies, which use our solutions to modernize their call center applications, Web-enable access to these applications for customers to update account information via the Internet, and integrate their customer information systems with CRM applications.

•
Financial institutions, which use our solutions to provide real-time integration between Siebel Solutions (CRM) and existing back-office systems, eliminating redundant data entry, providing real-time data access and processing, and enhancing customer service and service levels.

•
Automotive companies, which use our solutions to enhance the quality of their services by enabling dealers in their networks to utilize previously centralized sales and inventory management systems to locate and order cars and parts inventory.

•	Retailers, which use our solutions to enable existing back-office software applications to be used to receive and process orders from customers and to send orders to suppliers via the Internet.

•	Telecommunications providers, which use our solution to assist in streamlining their customer retention process and improve the productivity and efficiency of their call center.

•
Call Center Outsourcers; which utilize our solutions to reduce their operational costs, as well as to provide better service for their customers and provide a differentiated service when they compete for new business.

Research and Development

We believe that strong product development is essential to our strategy of continuing to enhance and expand the capabilities of our products. We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited and intend in the future to recruit key software engineers and developers with experience in Java, .Net, communications, expert systems, Windows internals and Internet technologies. Our research and development efforts, which include internal development as well as acquisition of technology components, are primarily focused on adding new products based on our expectations of future technologies and industry trends as well as on enhancing and adding functionality to our existing products.

Our research and development expenses were $4.1 million for the year ended December 31, 2005, $5.3 million for the year ended December 31, 2004 and $5.3 million for the year ended December 31, 2003. As of December 31, 2005, 40 professionals were engaged in research and development activities, a decrease from 52 professionals at December 31, 2004. The decrease in 2005 research and development expenses resulted from our restructuring plan. See also “Item 5. Operating and Financial Review and Prospects, A. Operating Results, Total Operating Expenses.”

Dependence on Patents and Licenses

We are generally not dependent on any third party license or patent with respect to our technology or products. We hold two patents on portions of our technology. While we have an additional patent pending with respect to our technology, we believe that the failure to obtain such patent would not diminish our ownership rights in our technology or our software products.

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

The relative importance of each of these factors depends upon the specific customer environment. Although we believe that our products and services currently compete favorably, we may not be able to maintain our competitive position against current and potential competitors. In addition, many companies choose to deploy their own information technology personnel or utilize system integrators to write new code or rewrite existing applications in an effort to develop new solutions. As a result, prospective customers may decide against purchasing and implementing externally developed and produced solutions such as ours.

In our traditional market, we compete with companies that utilize varying approaches to modernize, web-enable and integrate existing software applications. These companies include AttachmateWRQ Corporation, IBM, Seagull Holding N.V., TIBCO Software Inc. and webMethods, Inc. Our Jacada Fusion and Jacada WorkSpace products compete with other contact center solutions offered by Microsoft, Corizon and Level 8 Systems. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, or other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

Material Effects of Government Regulation in Israel

Pursuant to the Law for the Encouragement of Capital Investments, 1959, the Israeli government has granted “Approved Enterprise” status to our existing capital investment programs under the Alternative Benefits Program. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. However, we have not yet begun to generate taxable income for purposes of this law. Once we begin to generate taxable income, our financial results could suffer if our tax benefits are significantly reduced.

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

The revised criteria include provisions generally requiring that at least 25% of the Approved Enterprise's income will be derived from export and that minimum qualifying investments in productive assets be made. Additionally, this amendment enacted major changes in the manner in which tax benefits are awarded under the Law for the Encouragement of Capital Investments, 1959, so that companies no longer require Investment Center approval in order to qualify for tax benefits. Rather, the year in which a company elects to commence its tax benefits is designated as the year of election (“Year of Election”). A company may choose its Year of Election by notifying the Israel Tax Authorities in connection with filings of its annual tax return or within 12 months after the end of the Year of Election, whichever is earlier, or by requesting an advance ruling from the Israel Tax Authorities no later than within six months after the end of the Year of Election.

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

•
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

•
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

•
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

We own 100% of the stock in Jacada, Inc., a corporation organized under the laws of the state of Delaware, and 100% of the stock in Jacada (Europe) Limited, a company organized under the laws of England. Jacada (Europe) Limited owns 100% of the stock of Jacada Deutschland GmbH, a limited liability company organized under the laws of Germany.

D.	Property, Plants and Equipment

As of December 31, 2005, our headquarters and principal administrative, research and development operations were located in approximately 13,000 square feet of leased office space in Herzliya, Israel. The lease expires in March 2007.

In the United States, we lease approximately 18,500 square feet in Atlanta, Georgia, which we utilize for marketing, sales, administration, service and technical support. The lease expires in June 2009, and we have the right to extend the lease for an additional five-year term. We also lease office space in Oakbrook, Illinois, Bellevue, Washington, Mellville, New York and Addison, Texas which we utilize for marketing and sales; these leases are not material.

In the UK, we lease approximately 800 square feet, which we utilize for sales, marketing and services. The lease expires in August 2007. In addition, we lease office space in Germany, which is utilized for sales and marketing activities. This lease is renewable on an annual basis and is not material.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We develop, market and support solutions that enable customers to rapidly simplify and improve critical business processes without the need for long and expensive system replacement projects. We also provide related professional services, including training, consulting, support and maintenance.

We were incorporated in December 1990. In March 1994, we shipped our first product. Until that time, our operations consisted primarily of research and development, recruiting personnel and raising capital. Since that time, we have continued to focus on these activities, as well as on building our sales and marketing presence, expanding and enhancing our product offerings, building relationships with third parties, and supporting and maintaining our product deployments in an expanding customer base.

We have been operating in the application integration and web-enablement market for 15 years. We refer to this market as our “Traditional Market.” In 2004, we introduced Jacada Fusion and elected initially to target corporate customer call centers. In third quarter of 2005, we introduced a solution specifically for customer service representatives called Jacada WorkSpace. This represents a new market for us and we refer to it as the “call center market.”

Revenues

We derive our revenues from license fees for our software products, including software products that require significant customization, as well as from fees from consulting and training and from maintenance and support services. We sell licenses to our customers primarily through our direct sales force and indirectly through resellers. Both our customers and our resellers are considered end users. We are also entitled to revenues from some resellers upon the sublicensing of the software to end users.

Major factors influencing our revenues include the decrease in the revenues from our traditional products, and the increase in revenues from our Jacada Fusion and Jacada WorkSpace products. The decrease in traditional product revenues was primarily due to the continuing trend of a decrease in average deal size due to increased competition in this market as well as a decrease in the overall number of deals, resulting from our decreased sales efforts in this market. The decrease in traditional product revenues was offset by the increase in revenues from our contact center market products. Revenues from this market were influenced by full first year sales of Jacada Fusion, including a sale of this product to a major customer. While the value of the Jacada Fusion and WorkSpace transactions we signed in 2005 aggregated $9.5 million, which resulted mainly from transactions with four large customers in the telecommunications and outsourcing verticals, due to the structure of these deals, only a portion of this amount was recognized as revenues in 2005.

We and our subsidiaries apply American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the Vendor Specific Objective Evidence (VSOE) of fair value of each element. We and our subsidiaries also apply SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions”. SOP 98-9 requires that revenue be recognized under the “residual method” when VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. We do not grant a right of return to our customers. We consider all arrangements with payment terms extending beyond six months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

Transactions that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other elements of the transaction. When services are not considered essential, the revenue allocable to the services is recognized as the services are performed. When we determine that the services are considered essential to the functionality of other elements of the transaction, we account for such transaction as a single unit of accounting as described below.

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

In agreements that involve significant customization of the Company's software and a commitment to provide maintenance, the entire agreement represents a single unit of accounting, as there is an undelivered element for which objective and reliable evidence of fair value does not exist. Accordingly, revenues from such agreements are recognized ratably over the longest element of the contract, which generally is the maintenance period, starting from the date on which the customization of the software is completed.

In transactions where the contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or when the acceptance provision has lapsed provided that all other revenue recognition criteria have been met.

For further discussion of our revenue recognition policy, see below under “Critical Accounting Policies.”

Cost of Revenues

Our costs of revenues are comprised of (a) costs of software and products, (b) costs of service and (c) costs of maintenance. In 2005, in conjunction with the rollout of our call center market products that are designed to provide an overall solution to customers, combining the sale of a software license with various services, such as customization and implementation, we began to include in our costs of software and products the costs associated with the provision of these services. In addition, cost of software and products revenues also consists of royalties, including payments to the Office of the Chief Scientist of the State of Israel, amortization of acquired technology, royalties to partners, and costs of duplicating media and documentation.

Cost of service and maintenance revenues consists of compensation expense, related overhead and subcontractor costs for personnel engaged in training, consulting, support and maintenance services for our customers.

Research and Development Costs

As part of our long-term growth strategy we have incurred substantial research and development costs.

Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs are capitalized. Based on our product development process, technological feasibility is established upon completion of a working model. No costs are incurred between the completion of the working model and the point at which the products are ready for general release. Therefore, all research and development costs have been expensed.

Recently Issued Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, or “Statement 123(R).” Statement 123(R) is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. This new standard will be effective for us in the first interim period beginning after January 1, 2006.

As permitted by Statement 123, we currently account for share-based payments to employees using the intrinsic value method and, as such, we generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position.

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

Revenues. Our revenue recognition policy is significant because our revenues are a key component of our results of operations. Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. In addition, our revenue recognition determines the timing of certain expenses, such as certain commissions and royalties. We follow very specific and detailed guidelines in measuring revenues; however, certain judgments affect the application of our revenue policy. Our revenues are principally derived from the licensing of our software and the provision of related services. We recognize revenues from software license in accordance with SOP 97-2 as amended and modified by SOP 98-9. Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, either by written agreement or a purchase order signed by the customer, the software product has been delivered, the license fees are fixed and determinable, and collection of the license fees is considered probable. License fees from software arrangements which involve multiple elements, such as post-contract customer support, consulting and training, are allocated to each element of the arrangement based on the relative fair values of the elements. We determine the fair value of each element in multiple-element arrangements based on VSOE.

In agreements that involve significant customization of the Company's software and a commitment to provide maintenance, the entire agreement represents a single unit of accounting, as there is an undelivered element for which objective and reliable evidence of fair value does not exist. Accordingly, the revenues from such agreements are recognized as part of software and products revenues, and the maintenance revenues under such agreements are recognized separately as maintenance revenues.

In judging the probability of collection of software license fees we continuously monitor collection and payments from our customers and maintain a provision for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. For some customers, typically those with whom we have long-term relationships, we may grant extended payment terms. We perform initial credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s creditworthiness, as determined by our review of their credit information. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, additional allowances may be required.

Our traditional software products do not require significant customization or modification. However, in 2005, in conjunction with the rollout of our call center market products that are designed to provide an overall solution to customers, we began providing customization and implementation services to our customers. We anticipate that a portion of our future deals will involve the provision of these types of services and in connection with these deals we will only recognize revenues for the provision of the overall solution upon acceptance by the customer. Revenues from such deals are recognized ratably over the period during which the last element of the contract is performed, which in most cases is the maintenance period, starting from the date on which the customization of the software is completed.

Service revenues include post-contract customer support, consulting and training. Post-contract customer support arrangements provide for technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from those arrangements are recognized ratably over the term of the arrangement, usually one year. Where the contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or when the acceptance provision has lapsed. Consulting services and training are recognized either on a time and materials basis as the services are provided or on a fixed fee basis.

Impairment of long-lived assets. We and our subsidiaries' long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”) whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or group of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We have performed impairment tests on our long-lived assets and as of December 31, 2005, no impairment losses have been identified.

Goodwill. Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No, 142”) goodwill acquired in a business combination which closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples. We have performed impairment tests during the third fiscal quarter and determined that our goodwill of $4.6 million was not subject to impairment during fiscal year 2005.

Contingencies. From time to time, we are defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action together with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. A change in the required reserves would affect our earnings in the period the change is made.

Our historical operating results for the years ended December 31, 2005, 2004 and 2003 as a percentage of total revenues are as follows:

	Year Ended December 31,
	2005	2004	2003
Revenues:
Software and products	33.7%	29.1%	40.6%
Services	18.3	27.7	22.9
Maintenance	48.0	43.2	36.5
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software and products	6.6	3.2	4.1
Services	13.6	16.9	11.6
Maintenance	4.3	5.8	5.4
Total cost of revenues	24.5	25.9	21.1
Gross profit	75.5	74.1	78.9
Operating expenses:
Research and development	20.5	26.7	25.8
Sales and marketing	55.3	53.1	45.6
General and administrative Restructuring	28.7	24.0 2.7	22.9 -
Total operating expenses	104.5	106.5	94.3
Operating loss	(29.0)	(32.4)	(15.4)
Financial income, net	4.2	3.9	5.0
Net loss	(24.8)%	(28.5)%	(10.4)%

Years Ended December 31, 2005, 2004 and 2003

Revenues and Cost of Revenues

Revenues. Revenues were $19.9 million, $19.8 million and $20.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. The slight increase in total revenues in 2005 as compared to 2004 was due to the increase in revenues from our call center market products which offset the decrease in traditional product revenues. The value of the Jacada Fusion and WorkSpace transactions we signed in 2005 aggregated $9.5 million resulted mainly from transactions with four large customers in the telecommunications and outsourcing verticals. However, only a portion of this amount, primarily revenues from our transaction with a major customer, was recognized in 2005. The other portion was not recognized primarily due the fact that it involves the provision of implementation and customization services and we will only begin recognizing revenues for the provision of the overall solution upon acceptance by the customer. In addition, as we had yet to establish fair value for some of the types of transactions involving these new products, we could not recognize the revenues from these transactions upfront. We also believe that these results will typify our activity in the call center market in that we expect to generate revenues from a smaller number of deals with larger average dollar amounts.

The 3.8% decrease in total revenues in 2004 as compared to 2003 was primarily due to the competitive environment in our traditional software product market, which created pricing pressures and resulted in companies stretching out commitments and postponing purchases. As a result of these developments, we experienced a decrease in the average dollar amount of our transactions and in the average number of transactions. For the years ended December 31, 2003 and 2004, no customer represented 10% or more of our revenues. For the year ended December 31, 2005 one of our customers represented more than 20% of our revenues.

Software and products revenues. Software and products revenues were $6.7 million, or 33.7 % of revenues for the year ended December 31, 2005, compared to $5.7 million, or 29.1% of revenues for the year ended December 31, 2004, and $8.4 million, or 40.6% of revenues for the year ended December 31, 2003. However, our software and products revenues margins decreased in 2005 as compared with 2004, due to the increase in our costs of software and products revenues, as discussed below under “Costs of Revenues.” The 17% increase in software revenues during 2005 as compared to 2004 was primarily related to our transaction with a major customer which was partially offset by a decrease in traditional product revenues. The 31.2% reduction in software revenues during 2004 as compared to 2003 was related to the decrease in average deal size due to increased competition in our traditional market as well as a decrease in the overall number of deals, resulting from our decreased sales efforts in this market.

Service revenues. Service revenues were $3.7 million or 18.3% of revenues for the year ended December 31, 2005, compared to $5.5 million or 27.7% of revenues for the year ended December 31, 2004, and $4.7 million or 22.9% of revenues for the year ended December 31, 2003. Service revenues are generated primarily from supporting customers during the implementation of projects (other than projects for which the services are included in software and products revenues as discussed above), including our software products. The decrease in service revenues in 2005 is due to the decrease in sales of our traditional software products, which resulted in a decrease in the follow-up services transactions. Furthermore, a significant portion of our traditional software and products revenues in 2005 were due to sale to existing customers, which sales generally do not involve a service component. The increase in service revenues in 2004 was due to two large orders and an increase in the number of service transactions.

Maintenance revenues. Maintenance revenues were $9.6 million or 48% of revenues for the year ended December 31, 2005, compared to $8.6 million or 43.2% of revenues for the year ended December 31, 2004 and $7.5 million or 36.5% of revenues for the year ended December 31, 2003. The increase in maintenance revenues during 2005 was primarily related to our transaction with a major customer and the increase in 2004 was primarily due to our expanding customer base and related annual maintenance contract renewals.

Cost of Revenues. Cost of revenues was $4.9 million or 24.5% of revenues for the year ended December 31, 2005, compared to $5.1 million or 25.9% of revenues for the year ended December 31, 2004 and $4.3 million or 21.1% of revenues for the year ended December 31, 2003. The decrease in cost of revenues during 2005 was primarily due to savings due to the reduction in manpower and related costs which was partially offset by the allocation of research and development costs to costs of software and products as explained below.

Cost of software and products revenues was $1.3 million or 6.6% of revenues for the year ended December 31, 2005, compared to $0.6 million or 3.0% of revenues for the year ended December 31, 2004 and $0.8 million or 4.1% of revenues for the year ended December 31, 2003. The increase in costs of software and products in 2005 was due to the change in the allocation of the cost of product customization from costs of services and from research and development costs to costs of software and products due to the rollout in 2005 of our call center market products. As these products are designed to provide an overall solution to customers, combining the sale of software license with various services, such as customization and implementation, we began to include in our costs of software and products the costs associated with the provision of these services. As a result of the change in the allocation of these costs, our software and products revenues margins were negatively impacted. The decrease in cost of software and products revenues in 2004 was due to fewer transactions generated by our partners in 2004, resulting in reduced royalty payments to our partners.

Cost of service revenues was $2.7 million or 13.6% of revenues for the year ended December 31, 2005, compared to $3.3 million or 16.9% of revenues for the year ended December 31, 2004 and $2.4 million or 11.6% of revenues for the year ended December 31, 2003. The decrease in cost of services revenues from 2004 to 2005 was due to the reduction in work force as part of the realignment of our business behind Jacada Fusion products in the first quarter of 2005, the decrease in service revenues in 2005 of our traditional software products and the allocation of costs related to product customization from costs of services to costs of software and product. The decrease in traditional product revenues resulted with a decrease in follow-up services transactions which resulted in decrease in work force from 28 services professionals at year end 2004 to 22 at year end 2005. The increase in cost of services revenues from 2003 to 2004 was due to the increase in the number of services professionals from 20 at December 31, 2003 to 28 at December 31, 2004 and the costs relating to subcontractors needed to support a small number of transaction in which we required subcontractor services.

Cost of maintenance revenues was $0.9 million or 4.3% of revenues for the year ended December 31, 2005, compared to $1.1 million or 5.8% of revenues for the year ended December 31, 2004, and compared to $1.1 million or 5.4% of revenues for the year ended December 31, 2003. The decrease from 2004 to 2005 was due to the reduction in our work force as part the realignment of our business behind Jacada Fusion in the first quarter of 2005 and the maturity of our traditional products.

Total Operating Expenses

During the first quarter of 2005, in response to the realization that the sales cycle of Jacada Fusion products was longer than we anticipated, we adopted a restructuring plan in an attempt to minimize the gap between our declining traditional business revenue and the anticipated Jacada Fusion revenue by improving operational processes. The plan included merging several departments, aligning the marketing and sales organization to support the new business model and implementing various expense reductions. These changes also resulted in a 12% reduction in workforce worldwide and included the related costs associated with this reduction. Due to the fact that these changes do not qualify as restructuring costs under the provisions of SAFS 146 no restructuring costs were recorded for such changes.

Total operating expenses in 2005 were $20.9 million, representing a slight decrease from $21.1 million in 2004 which includes a restructuring cost in the amount of $0.5 million. This was achieved by savings from our first quarter alignment plan resulted with a reduction of $1.2 million in research and development expenses being offset by increases of $1.0 million in general and administrative expenses and $0.5 in sales and marketing expenses. The increase in total operating expenses to $21.1 million in 2004 from $19.4 million in 2003 was primarily due to an increase in sales and marketing expenses in the amount of $1.1 million and to restructuring expenses in the amount of $0.5 million incurred in 2004 for the shutting down of our research and development operations in Minneapolis in order to consolidate all research and development in Israel.

Research and Development. Research and development expenses were $4.1 million, $5.3 million and $5.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. The decrease from 2004 to 2005 was due to (a) the reduction in our work force as part of our realignment of our business behind Jacada Fusion products in the first quarter of 2005 and (b) the allocation of salaries and other costs of development personnel involved in the provision of customization services as part of certain software projects to costs of software and products from research and development. The research and development expenses in 2004 include cost associated with an increase in hiring through the end of the year offset by savings associated with the closing of our lab in Minneapolis and the consolidation of all research and development activities into our facilities in Israel. As a percentage of total revenues, research and development expenses were 20.5%, 26.7% and 25.8% for the years ended December 31, 2005, 2004 and 2003, respectively.

Sales and Marketing. Sales and marketing expenses were $11.0 million, $10.5 million and $9.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. The increase in 2005 compared to 2004 was primarily due to compensation costs related to new hiring in our sales organization, and to increases in commission and incentive payments. The increase in sales expenses was partially offset by a reduction in marketing expenses due to a reduction in marketing personnel as part of the realignment of our business behind Jacada Fusion products in the first quarter of 2005 and an overall reduction in our marketing budget. The increase in 2004 compared to 2003 was primarily due to the marketing expenses relating to our new product launch and the expenses relating to increasing our European sales organization. As a percentage of total revenues, sales and marketing expenses were 55.3%, 53.1% and 45.6% for the years ended December 31, 2005, 2004 and 2003, respectively.

General and Administrative. General and administrative expenses were $5.7, $4.7 million and $4.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. As a percentage of total revenues, general and administrative expenses were 28.7%, 24.0% and 22.9% of total revenues for the years ended December 31, 2005, 2004 and 2003, respectively. The increase in 2005 compared to 2004 was primarily due to expenses incurred in connection with legal matters relating to former employees as well as an increase in executive compensation relating to the hiring of the President of Jacada, Inc.

Restructuring. During 2004, we recorded a charge in the amount of $0.5 million, or 2.7% of revenues, associated with the consolidation of all research and development operations in Minneapolis into the lab in Israel. This consolidation was designed to improve overall development efficiency, accelerate new product releases and reduce operating expenses.

Financial Income, Net. Financial income, net, was $0.8 million for the year ended December 31, 2005, $0.8 million for the year ended December 31, 2004 and $1.0 million for the year ended December 31, 2003. In October 1999, we raised approximately $51 million, net of expenses, in an initial public offering. Most of the financial income was generated from investments of our funds in certain financial instruments, which generate interest and investment income. The decline from 2003 to 2004 is primarily due to exchange rate income in 2003 which was hedged in 2004 and also a reduction in our cash balance during 2004 due to use of cash to fund working capital.

Income Taxes. As of December 31, 2005, we had carry forward tax losses totaling approximately $30 million, part of which can be carried forward and offset against taxable income with expiration dates from 2011 to 2025 and the rest of the carry forward tax losses have no expiration date. We believe that since we have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards will not be realized in the foreseeable future and therefore we have provided a valuation allowance in respect of deferred tax asset resulting from these tax loss carryforwards.

Net Loss. As a result of the above factors, our operations resulted in net losses of $5.0 million in 2005, $5.6 million in 2004 and $2.1 million in 2003.

B.	Liquidity and Capital Resources

Since our inception, we have funded operations through the private placement and public offering of equity securities, internal operations and, to a lesser extent, borrowings from financial institutions.

As of December 31, 2005, we had $35.7 million in cash and investments, all of which were interest and dividend bearing. During 2005, operating activities used approximately $2.9 million in cash. The major component using cash during 2005 was the net loss of $5.0 million from operations. Partially offsetting the use of cash was the non-cash depreciation and amortization of $0.9 million, an increase in deferred revenue of $1.7 million, proceeds from exercise of stock options of $0.5 million, proceeds from sales of fixed assets of $0.1 million and increase in trade payables of $0.9 million.

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

As of December 31, 2003, we had $41.8 million in cash and investments, all of which were interest and dividend bearing. During 2003, operating activities provided approximately $0.8 million in cash. One of the major components providing cash during 2003 was an increase in deferred revenues of $1.2 million. This increase was due to our ability to structure transactions that feature multiyear maintenance commitments and yield up front payments. Other major components providing cash during 2003 included non-cash depreciation and amortization of $1.4 million and the accrued interest and amortization of premium on marketable securities of $0.4 million. Partially offsetting the provision of cash was the net loss of $2.1 million generated from operations and a reduction in trade payables of $0.2 million.

Expenditures for property and equipment were approximately $0.3 million, $0.5 million and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations.

Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations, acquisitions and other factors. We believe our working capital is sufficient for our projected requirements.

Our intention is to hold our securities until the maturity date thereof and we have the financial ability to do so.

Derivative Financial Instruments. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on accounts receivable and future cash flows from certain Euro-denominated transactions as well as certain NIS-denominated expenses. The counter-parties to our forward contracts are major financial institutions with high credit ratings. We believe the risk of incurring losses on such forward contracts related to credit risks is remote and that any losses would be immaterial. As of December 31, 2005, we had forward contracts to sell up to $2,246,606 for a total amount of NIS 10,341,129 maturing prior to July 1, 2006.

Impact of Taxation. Please refer to Item 3.D and Item 10.E for certain information regarding tax benefits in Israel.

C.	Research and Development, Patents and Licenses, Etc.

We believe that strong product development is essential to our strategy of continuing to enhance and expand the capabilities of our products. We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited key software engineers and developers with experience in Java, .net, communications, expert systems, Windows internals and Internet technologies. Our research and development efforts in recent years have been primarily focused on adding new products based on our expectations of future technologies and industry trends and, to a lesser extent, on enhancing and adding functionality to our existing products.

Our research and development expenses were $4.1 million for the year ended December 31, 2005, $5.3 million for the year ended December 31, 2004 and $5.3 million for the year ended December 31, 2003. As of December 31, 2005, 2004 and 2003, respectively, we had 40, 52 and 52 employees engaged in our product development activities.

D.	Trend Information

Our overall revenues from sales of our traditional software products have declined over the past four years, partially as a result of our decreased selling efforts in this market. In addition, the average selling price of these products has declined over the past six years due to changes in our competitive environment that have resulted in increased pricing pressures. We believe that these trends may continue. See “Risk Factors - The revenue associated with our traditional products has declined and the revenue generated by our new Jacada Fusion and Jacada Workspace products is less than we anticipated; failure to increase revenues will result in increased losses and a material adverse effect on our business” and “Competitive pressures in our current market will result in continuing reductions in the average selling price of our traditional software products” for a discussion of the potential effects of this trend.

We have developed two new products, Jacada Fusion, which is designed to integrate different applications residing on host, Windows and Web-based platforms and Jacada WorkSpace which is designed to be a single agent console that unifies customer interaction tools with a single access point to all the mission-critical applications required by the customer service representative to effectively complete a customer interaction. However, we cannot be sure that a market for these products will develop, that the products will achieve market acceptance or that the costs we have incurred in the development and introduction of these products will be recovered. In addition, our sales cycle for our new Jacada Fusion and Jacada WorkSpace products is longer than we expected. Therefore, we are unable to determine if our business model will support our forecasted revenue.

In 2005 we signed four Jacada Fusion and WorkSpace transactions which represent the majority of the aggregate amount of $9.5 million in 2005 Fusion and Workspace bookings. We believe that these results will typify our activity in the call center market in that we expect to generate revenues from a smaller number of deals with larger average dollar amounts. However, only a portion of this amount, primarily revenues from our transaction with a major customer, was recognized in 2005. Accordingly, the other portion (more than half of the aggregate value of these transactions) represents our backlog as of the beginning of 2006.

In addition, in conjunction with the 2005 rollout of our call center market products, we began providing customization and implementation services to our customers. We anticipate that a portion of our future deals will involve the provision of these types of services and in connection with these deals we will only recognize revenues for the provision of the overall solution upon acceptance by the customer.

See “Risk Factors, and specifically - “Our introduction of Jacada Fusion and Jacada WorkSpace represents an attempt to enter a new market in which we have limited experience and failure to successfully penetrate this market would harm our results of operations”, “We do not have a proven business model for the contact center market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market is incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace may be harmed or we will experience a further delay in generating revenues from this product” and“We expect revenues from our contact center business to be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations” for a discussion of the risks our business and prospects for growth face in connection with the introduction of Jacada Fusion and Jacada WorkSpace.

E. Off-balance sheet arrangements. We are not party to any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.  The following table summarizes our contractual obligations and commercial commitments as of December 31, 2005:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facilities	$1,924	$810	$1,097	$17	0
Vehicles	$696	$298	$398	$0	0

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our executive officers and directors as of June 22, 2006:

Name	Age	Position
Gideon Hollander(1)	41	Chief Executive Officer and Director
Paul O’Callaghan	48	President
Tzvia Broida	36	Chief Financial Officer
David Holmes	50	Executive Vice President, Sales and Marketing
Jeffrey Roth	44	Senior VP of Israeli Operations
Ofer Yourvexel	42	Senior Vice President Sales and Managing Director of Jacada EMEA & APAC
Oren Ezra	37	Senior VP of Products and Professional Services
Yossie Hollander	48	Chairman of the Board and Director
Amnon Shoham(1)(2)	48	Director
Ohad Zuckerman(2)	41	Director
Naomi Atsmon(2)	53	Director
Dan Falk (2)	61	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee

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

Paul O’Callaghan joined us in May 2006 as our President. Mr. O’Callaghan has more than 25 years of executive experience in the international software, Internet and network infrastructure markets. From February 2003 to May 2006 Mr. O’Callaghan was Senior Vice President of Worldwide Sales & Field Services for Optio Software a provider of software solutions that enable organizations to improve functionality and quality in their inbound and outbound document processes. Mr. O'Callaghan also held that position from May 2001 to November 2001. From July 2000 to February 2001 Mr. O’Callaghan was Senior Vice President of Worldwide Sales and Services for Idapta Inc. From November 1997 to July 2000 Mr. O’Callaghan was Vice President of Sales for XACCT Technologies (acquired by Amdocs Limited). From December 1994 to November 1997 Mr. O’Callaghan was Area Vice President for Southeastern Operations, Cisco Systems. From November 1993 to December 1994 Mr. O’Callaghan was Vice President of Sales for Network Systems Corporation. From January 1990 to November 1993 Mr. O’Callaghan was Senior Vice President of Sales and Marketing for Imnet Systems. From January 1982 to January 1990 Mr. O’Callaghan was Country Manager (UK)/Southern Region Sales Vice President Network Systems Corporation (acquired by StorageTek)

Tzvia Broida has been our Chief Financial Officer since January 2005, having served as our Vice President, Finance since March 2000. Mrs. Broida has held various positions at Jacada since August 1995. From 1994 to 1995, Mrs. Broida worked as an accountant at the accounting firm of Yehuda Ehrlich & Partners. From 1992 to 1994, Mrs. Broida worked as an accountant at the accounting firm of Vexler, Kodenzick & Partners.

David Holmes has been Executive Vice President of Marketing since December 2002. He served as Senior Vice President, Marketing from June 1998 through December 2002 and as Vice President of Marketing from October 1995 to June 1998. From June 1991 to October 1995, Mr. Holmes was Marketing Director for KnowledgeWare, Inc., later acquired by Sterling Software, Inc. From March 1984 to June 1991, Mr. Holmes was a consultant for Deloitte & Touche.

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

Ofer Yourvexel joined us in March 2004 as our Senior Vice President Sales and Managing Director of Jacada EMEA & APAC. From March 2003 to March 2004, Mr. Yourvexel was Executive Vice President of Visonic Technologies, a provider of integrated identification solutions to enhance security, safety and communications throughout enterprises. From September 1998 to March 2003, Mr. Yourvexel headed the Marketing and Sales division at Elpas, a Visonic Technologies company. From June 1996 to August 1998, Mr. Yourvexel held the position of President at Enigma U.S.A. Inc., stationed in Boston; Enigma is a worldwide leader in the development, implementation and marketing of electronic publishing solutions from June 1991 to May 1996. Mr. Yourvexel began his career in the high-tech industry at Tefen Ltd., a leading industrial engineering and system analysis consulting firm, where he advanced to Vice President of Operations in the Central U.S.A. region.

Oren Ezra has been our Senior VP of Products and Professional Services since January 1, 2006, having served as our VP of Project Management and Professional Services since 2001, and Director Professional Services prior to that, since joining Jacada in 1998. From 1997 to 1998 Mr. Ezra was a project manager for John Bryce Systems, and prior to that, he served for 6 years in Israel's Air Force as an officer in various positions, ranging from software development to project management.

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

Dan Falk joined us in August 2004 as a director. Since 2001 Mr. Falk serves as a member of the boards of directors of Orbotech Ltd., Attunity Ltd., Nice System Ltd., Orad Hi-Tech SystemsLtd., Netafim Ltd., Ormat Technologies Inc., ClickSoftware Technologies Ltd., Poalim Ventures 1 Ltd., Dmatek Ltd., Plastopil Ltd. and Nova Measuring Systems Ltd. In 1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.

B.	Compensation

The aggregate remuneration we paid for the year ended December 31, 2005 to all executive officers as a group was $1,662,027 in salaries, fees, commissions and bonuses. This group included 11 persons, including 4 executive officers that are no longer work with company as of June 22. This also includes $53,973 set aside or accrued to provide for pension, retirement or similar benefits provided to our executive officers. As of May 20, 2003, directors (except the CEO) each receive $750 for each meeting of the board of directors attended and each meeting of a committee of the board of directors attended. In addition, all directors are entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as board members, including attending board of directors meetings. Directors also receive options to purchase our ordinary shares.

As of June 22, 2006 options to purchase 1,910,283 ordinary shares granted to our directors and executive officers (12 persons, including Robert C. Aldworth our former CFO) under our option plans were outstanding. The weighted average exercise price of these options was $2.90 per share ranging from $0.99 to $9.125, and the expiration dates of the options range from July 30, 2006 to January 24, 2016.

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

At our annual meeting in August 2004, the shareholders voted to fix the number of directors at six directors. In accordance with the terms of our articles of association, the board of directors is divided into four classes, with the following terms of office:

•	Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2006;

•	Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2007;

•	Class III directors, whose terms expire at the annual meeting of shareholders to be held in 2008; and

•	A class of directors whose terms expire after one year, at each annual meeting of shareholders.

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

Pursuant to the current listing requirements of the Nasdaq National Market, we are required to have at least three independent directors on our audit committee. We have appointed such audit committee. Pursuant to the Sarbanes-Oxley Act of 2002, the Nasdaq National Market has introduced new listing standards requiring all members of an audit committee to comply with tightened independence requirements. All four members of our audit committee currently comply with those requirements.

The current members of the audit committee are: Amnon Shoham, Ohad Zuckerman, Naomi Atsmon and Dan Falk. However, Amnon Shoham’s and Ohad Zuckerman’s respective terms as directors will terminate during 2006 as a result of the term limits under Israeli law described in “- External Directors” below.

In addition, the Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. We have appointed Mr. Yossi Ginossar from Fahn Kanne Control Management Ltd. to serve as our internal auditor.

Compensation Committee

The responsibilities of the compensation committee include reviewing and, as required, approving policies under which compensation is awarded to our executive officers and key managers, overseeing the administration of our executive compensation programs, including the stock option plans and granting of options under our stock options plans.

The current members of the compensation committee are Gideon Hollander and Amnon Shoham. However, Amnon Shoham’s term as a director will terminate during 2006 as a result of the term limits under Israeli law described in “- External Directors” below

External Directors

Under the Companies Law, Israeli companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel are treated as public companies. Under this law, a public company, like ours, is required to appoint at least two external directors. This law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or this controlling entity. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. External directors are elected at a shareholders meeting, provided that either the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of such election or the total number of shares voted against the election does not exceed one percent of the aggregate voting rights in the company. External directors do not have powers or authority that are different from those granted to all other directors. An external director is appointed for a term of three years and may be reelected to one additional term of three years by a majority vote at a shareholders’ meeting, subject to the conditions described above for the election of external directors.

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

The Companies Law was recently requires that at least one external director have financial and accounting expertise and that the other external director meet certain professional qualifications. Certain regulations promulgated recently under the Companies Law set out the conditions and criteria for a director qualifying as having a "financial and accounting expertise" or a "professional qualification". A director with financial and accounting expertise is a director who, due to his education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him to understand in depth the company’s financial statements and to initiate a debate regarding the manner in which the company’s financial information is presented. A director who meets certain professional qualifications is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other high education in the company’s primary field of business or in an area that is relevant to his position, (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position. A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person’s financial and according expertise or professional qualification). At least one of the external directors should have a "financial and accounting expertise" and the other external directors should have a "professional qualification". The board of directors should determine the minimum number of directors having financial and accounting specialty, in addition to the external directors. In determining such number the board of directors shall consider, among other things, the type and size of the company and the scope and complexity of its operations.

Nomination Committee Charter - Exemption

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the NASD rule that requires adoption of a formal written charter or board resolution addressing the nominations process. Under the Companies Law the nominations process is conducted by the full board of directors, and there is no requirement to adopt a formal written charter or board resolution addressing a company’s nomination process.

D.	Employees

As of December 31, 2005, we had 63 employees in Israel, 69 in the United States, 10 in Europe and 3 in Latin America. Of our 145 employees, 40 were engaged in research and development, 48 in sales, marketing and business development, 32 in professional services and technical support and 25 in finance, administration and operations. With respect to our Israeli employees, we are subject to Israeli labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

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

The following table sets forth for the last three financial years, the number of our employees broken down into categories.

Period ending December 31,
	2005	2004	2003
Research and Development	40	52	52
Marketing, Sales and Customer Support	80	88	81
Administration Management and Information Systems	25	32	29
Total	145	172	162

E.	Share Ownership

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

We currently have 2,595,262 ordinary shares available for future grants under these option plans to be granted to officers, directors, employees and consultants. As of December 31, 2005, options to purchase 3,538,418 ordinary shares were outstanding under the option plans. As of December 31, 2005, the weighted average exercise price of options outstanding under our option plans is $3.05. Our option plans are administered by our board of directors and the compensation committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants. In addition, pursuant to the option plans, the exercise price of options shall be determined by our compensation committee but may not be less than the par value of the ordinary shares and is typically the fair market value on the date of grant. The vesting schedule of the options is also determined by our compensation committee but generally the options vest over a four year period. Generally, options granted under the option plans are exercisable until ten years from the date of the grant. The 1996 Option Plan expired on December 31, 2005. The 1999 Option Plan and the 2003 Share Option Plan will expire on December 31, 2009 and December 31, 2012, respectively.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, to the best of our knowledge, as of March 31, 2006, those shareholders that own 5% or more of our capital stock

Name of Beneficial Owner	Number of Shares Owned	Percentage
Yossie Hollander (1)	2,384,010	12.1%
Gideon Hollander (2)	2,077,488	10.1%
Emancipation Capital, LP (3)	982,794	5.01%

(1)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander. Represents 1,441,280ordinary shares owned individually by Mr. Hollander, 302,670 ordinary shares owned by Mr. Hollander’s spouse and 500,060 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein. Includes 140,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof Does not include 480,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares and an aggregate of 1,549,600 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests. Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts. Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346.

(2)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander. Represents 1,189,988 ordinary shares owned individually by Mr. Hollander, and 887,500 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 480,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 11 Galgalei Haplada Street, Herzliya, 46722, Israel.

(3)
Based on a Schedule 13G filed with the Commission on April 7, 2006, this amount represents ordinary shares held by the following entities, (i) 948,016 ordinary shares held by Emancipation Capital, LP and (ii) 34,778 ordinary shares held by Hurley Capital, LLC, constituting in the aggregate 5.01% of our capital stock. We make no representation as to the accuracy or completeness of the information reported. The address of Emancipation Capital, LP and of Hurley Capital, LLC is 1120 Avenue of the Americas, Suite 1504 New York, NY 10036, USA.

Based on a Schedule 13G/A filed with the Commission on November 30, 2005, Airbus Foundation held 888,708 of our ordinary shares as of such date, constituting 4.5% of our capital stock. Accordingly Airbus Foundation has been removed from the above table. Based on a Schedule 13G/A filed with the Commission on January 14, 2005, Airbus Foundation held 1,802,692 of our ordinary shares as of such date, constituting 9.3% of our capital stock as of such date. Based on a Schedule 13G/A filed with the Commission on January 9, 2003, Airbus Foundation held 2,025,590 ordinary shares as of such date. We make no representation as to the accuracy or completeness of the information reported. The address of Airbus Foundation is c/o Allegemeines, Treuunternehmen, P.O. Box 83, FL - 9490 Vaduz, Liechtenstein.

The shareholders that own 5% or more of our capital stock do not have different voting rights.

Based on information available to us, as of June 1st, 2006, there were 55 record holders of our shares in the United States, which represented approximately 23.5% of the outstanding shares as of such date. To our knowledge, no corporation, foreign government or other natural or legal person directly or indirectly controls Jacada.

B.	Related Party Transactions

None.

C.	Interests of Expert and Counsel

Not applicable.

Item 8: FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 for audited consolidated financial statements.

Export Sales

We generated approximately 62% of our revenues in North and Latin America and approximately 38% in Europe through wholly owned subsidiaries during the period beginning January 1, 2005 and ending December 31, 2005. Our export sales consist mainly of intercompany transactions with our subsidiaries.

Legal Proceedings

We are, from time to time, a party to legal proceedings that are incidental to our business.

Other than the matters described below, we do not believe that any legal proceeding to which we currently are a party is likely to have a material impact upon us.

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

We appealed the decision of the arbitrators on the grounds that the decision did not cap the subsidiary’s exposure to the amount set forth in the limitation of liability provision of the agreement. In the interim, pursuant to the arbitrators’ decision, we have accrued and will accrue on a prospective basis as a selling expense an amount equal to 50% of amounts collected from the customer that relate to the agreement that was the subject of the arbitration proceeding. Pursuant to an October 21, 2003 order, the arbitration award was confirmed by the United States District Court for the Western District of Michigan, and our Motion to Vacate was denied. We filed an appeal with the United States Court of Appeals for the Sixth Judicial Circuit, and on March 18, 2005, the Court of Appeals confirmed the District Court’s decision. We filed a motion for rehearing with the Court of Appeals; the motion for rehearing was denied on May 27, 2005. The arbitration award is therefor final. See Note 7(a)(2) to our financial statements included in Item 18 below for additional information concerning the potential impact of this matter on our financial condition and results of operations.

Dividend Policy

We have no current intention of paying dividends.

B.	Significant Changes

There have been no significant changes since the date of our financial statements filed with this Annual Report for the year 2005.

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

Year	Period	High	Low
2001	01/01/01 - 12/31/01	6.300	2.050
2002	01/01/02 - 12/31/02	3.740	1.080
2003	01/01/03 - 12/31/03	3.740	1.180
2004	01/01/04 - 12/31/04	4.730	2.120
2005	01/01/05 - 12/31/05	3.580	1.930

The following table shows the high and low market prices on the Nasdaq National Market for our ordinary shares for each financial quarter during our two most recent financial years.

Period	High	Low
01/01/04 - 03/31/04	4.73	2.86
04/01/04 - 06/30/04	3.57	2.63
07/01/04 - 09/30/04	3.05	2.21
10/01/04 - 12/31/04	2.83	2.12
01/01/05 - 03/31/05	2.89	1.93
04/01/05 - 06/30/05	2.87	2.18
07/01/05 - 09/30/05	3.58	2.46
10/01/05 - 12/31/05	3.53	2.28
01/01/06 - 03/31/06	2.98	2.43

The following table shows the high and low market prices on the Nasdaq National Market for our ordinary shares for the most recent six months.

Month	High	Low
May 2006	3.10	2.60
April 2006	3.10	2.54
March 2006	2.98	2.49
February 2006	2.97	2.45
January 2006	2.91	2.43
December 2005	2.90	2.28

The following table shows the high and low market prices on the TASE of our ordinary shares in the indicated years. Trading in our shares on the TASE commenced on June 18, 2001. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rate between the U.S. Dollar and the NIS.

Year	Period	High	Low
2001	06/18/01 - 12/31/01	3.88	1.91
2002	01/01/02 - 12/31/02	3.48	1.21
2003	01/01/03 - 12/31/03	3.87	1.59
2004	01/01/04 - 12/31/04	4.73	2.12
2005	01/01/05 - 12/31/05	3.37	1.86

The following table shows the high and low market prices on the TASE for our ordinary shares for each financial quarter during our two most recent financial years. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rates between the U.S. Dollar and the NIS.

Period	High	Low
01/01/04 - 03/31/04	4.79	3.02
04/01/04 - 06/30/04	3.74	2.87
07/01/04 - 09/30/04	3.13	2.39
10/01/04 - 12/31/04	2.92	2.26
01/01/05 - 03/31/05	2.63	1.86
04/01/05 - 06/30/05	2.8	2.15
07/01/05 - 09/30/05	3.37	2.6
10/01/05 - 12/31/05	3.50	2.42
01/01/06 - 03/31/06	2.94	2.43

The following table shows the high and low market prices on the TASE for our ordinary shares for the most recent six months. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rates between the U.S. Dollar and the NIS.

Month	High	Low
May 2006	3.09	2.68
April 2006	3.11	2.88
March 2006	2.87	2.62
February 2006	2.94	2.49
January 2006	2.78	2.43
December 2005	2.90	2.42

B.	Plan of distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq National Market under the symbol “JCDA” and on the TASE under the same symbol or its Hebrew equivalent.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10:  ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

For a copy of our Memorandum of Association and our Articles of Association, see Item 19, Exhibits 1.1 and 1.2 which have been incorporated by reference as part of this Annual Report from our Registration Statement on Form F-1, File No. 333-10882, as well as Exhibit 1.3 (incorporated by reference to Exhibit 1.3 to the our Annual Report on Form 20-F for the year ended December 31, 2003) and Exhibit 1.4 (incorporated by reference to Exhibit 1.4 to our Annual Report on Form 20-F for the year ended December 31, 2004). In addition, because we are an Israeli company, we are governed by the provisions of the Companies Law, which are described below along with certain provisions of our governing documents.

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

Insurance, Indemnification, and Exculpation of Directors and Officers
Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of the duty of loyalty of the office holder. However, the company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our articles of association include such a provision. An Israeli company may not exculpate a director for liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria. In addition, a company may undertake in advance to indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and
•	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive illegal personal benefit; or
•	a fine levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.

Our articles of association, provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of all or part of the liability of any of our office holders with respect to:

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

Our articles of association also provide that we may indemnify an office holder against:

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

Required Approvals

Under the Companies Law, indemnification of, and procurement of insurance coverage for office holders must be approved by the audit committee and board of directors and, in specified circumstances, by the shareholders of a company. In August 2003 and in August 2004, our shareholders approved indemnification agreements with our directors under which we have undertaken to indemnify our directors to the fullest extent permitted under the Companies Law. In July 2005, our audit committee and board of directors approved an indemnification agreement with our chief financial officer under which we have undertaken to indemnify our chief financial officer to the fullest extent permitted under the Companies Law.

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

If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company that acquisition must be made by means of a tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, the acquirer may not acquire in such tender offer any tendered shares to the extent that the acquisition of those shares would bring the acquirer’s ownership to more than 90% but less than 95% of the shares of the target company. In addition, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

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

Information Reporting and Backup Withholding

U.S. information reporting requirements and backup withholding tax generally will apply to payments to some U.S non-corporate holders of ordinary shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ordinary shares by a payor within the United States to a holder of ordinary shares other than an “exempt recipient,” including a corporation and any payee that is not a U.S. holder that provides an appropriate certification.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 34% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. The corporate tax rate was reduced in June 2004, from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

We currently qualify as an “Industrial Company” pursuant to the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”). A company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS (exclusive of income from certain specified sources), is derived from Industrial Enterprises owned by that company. An “Industrial Enterprise” is defined as an enterprise whose major activity in a particular tax year is industrial manufacturing activity. Industrial Companies are entitled to the following preferred corporate tax benefits, among others:

•	Deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies;

•	Accelerated depreciation rates on equipment and buildings; and

•
Deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any Government agency. No assurance can be given that we will continue to qualify as an Industrial Company, or will be able to avail us of any benefits under the Industry Encouragement Law in the future.

Law for the Encouragement of Capital Investments, 1959

Tax benefits prior March 2005 Amendment

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

Tax Benefits

Taxable income derived from an Approved Enterprise under the Capital Investments Law grants program is subject to a reduced corporate tax rate of 25%. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in our share capital. The tax rate is 20% if the foreign investment is 49% or more but less than 74%, 15% if the foreign investment is 74% or more but less than 90%, and 10% if the foreign investment is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years, or 10 years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Israeli Investment Center of the Ministry of Industry and Commerce, or the Investment Center). The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which the production commenced (as determined by the Investment Center) or 14 years from the year of receipt of Approved Enterprise status.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Capital Investments Law and, in lieu of the foregoing, may participate in an Alternative Benefits Program. Under the Alternative Benefits Program, a company's undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for the remainder of the benefits period. There can be no assurance that the current benefit programs will continue to be available or that we will continue to qualify for benefits under the current programs.

Tax benefits Subsequent to the March 2005 Amendment

In March 2005, the government of Israel passed an amendment to the Investment Law in which it revised the criteria for investments qualified to receive tax benefits as an Approved Enterprise. Among other things, companies that meet the criteria of the alternate package of tax benefits will receive those benefits without prior approval. However, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. See “Risk Factors, and specifically - “Any failure to obtain the tax benefits from the State of Israel that we anticipate receiving could adversely affect our plans and prospects” and“The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions” for a discussion of the risks our business and prospects for growth face in connection with Tax benefits under Israeli law.

We currently have Approved Enterprise programs under the Capital Investments Law, which entitle us to certain tax benefits. The tax benefit period for these programs has not yet commenced. We have elected the Alternative Benefits Program which provides for the waiver of grants in return for tax exemption. Accordingly, our income is tax exempt for a period of two years commencing with the year we first earn taxable income relating to each expansion program, and is subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five years to eight years, depending on the percentage of the company’s ordinary shares held by foreign shareholders in each taxable year. The exact rate reduction is based on the percentage of foreign ownership in each tax year. See note 9 to our consolidated financial statements. A company that has elected to participate in the Alternative Benefits Program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount distributed, including withholding tax thereon, at the rate that would have been applicable had the company not elected the Alternative Benefits Program, ranging from 10% to 25%. The dividend recipient is subject to withholding tax at the reduced rate of 15%, applicable to dividends from Approved Enterprises if the dividend is distributed within 12 years after the benefits period. The withholding tax rate will be 25% after such period. In the case of a company with over 25% foreign investment level, as defined by law, the 12-year limitation on reduced withholding tax on dividends does not apply. This tax should be withheld by the company at the source, regardless of whether the dividend is converted into foreign currency. See “Withholdings and Capital Gains Taxes Applicable to Non-Israeli Shareholders.”

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

Foreign investor’s Company (“FIC”)

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors company is a company of which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be entitled to the following:

•	Exemption from tax on its undistributed income up to ten years.

•	An additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (i.e., non-Israeli) ownership of our shares.

•	The twelve years limitation period for reduced tax rate of 15% on dividend from the approved enterprise does not apply to Foreign Investor’s Company.

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

Measurement of Taxable Income

Results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index, or changes in exchange rate of the NIS against the dollar, for a “foreign investors” company. Until taxable year 2002, we measured our results for tax purposes in accordance with changes in the Israeli consumer price index. Commencing with taxable year 2003, we have elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar.

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

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are generally required to withhold income tax at the rate of 25% on all distributions of dividends, although, with respect to U.S. taxpayers, if the dividend recipient holds 10% or more of our voting stock for a certain period prior to the declaration and payment of the dividend, we are only required to withhold at a 12.5% rate. Notwithstanding the foregoing, with regard to dividends generated by an Approved Enterprise, we are required to withhold income tax at the rate of 15%.

Israeli law generally imposes a capital gains tax on the sale of publicly traded securities. Pursuant to changes made to the Israeli Income Tax Ordinance in January 2006, capital gains on the sale of our ordinary shares will be subject to Israeli capital gains tax, generally at a rate of 20% unless the holder holds less than 10% of our voting power during the 12 months preceding the sale, in which case it will be subject to a 25% capital gains tax. However, as of January 1, 2003, nonresidents of Israel are exempt from capital gains tax in relation to the sale of our ordinary shares for so long as (a) our ordinary shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel, and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance. As of January 1, 2003, nonresidents of Israel are also exempt from Israeli capital gains tax resulting from the sale of securities on the Tel Aviv Stock Exchange; provided that the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel.

In addition, under the income tax treaty between the United States and Israel, a United States resident holder of ordinary shares which are not listed for trading on a stock exchange outside of Israel will be exempt from Israeli capital gains tax on the sale, exchange or other disposition of such ordinary shares unless the holder owns, directly or indirectly, 10% or more of our voting power during the 12 months preceding such sale, exchange or other disposition.

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

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We develop products in Israel and sell them worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in dollars, an increase in the value of the dollar could make our products less competitive in foreign markets. The foreign currency exchange rate effects for the years ended December 31, 2005, 2004, and 2003 were immaterial.

In addition, since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on accounts receivable and future cash flows from certain Euro-denominated transactions as well as certain NIS-denominated expenses. The counter-parties to our forward contracts are major financial institutions with high credit ratings. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements. We have, based on our past experience, concluded that there is no material foreign exchange rate exposure. As of December 31, 2005, we had forward contracts to sell up to $2,246,606 for a total amount of NIS 10,341,129 that matured prior to July 1, 2006.

We invest in U.S. Treasury notes, investment grade U.S. corporate securities and dollar deposits with banks. These investments typically carry fixed interest rates. Until September 2001 our marketable securities were designated under FAS 115 as held-to-maturity marketable securities. As a result of unexpected events, we sold our held-to-maturity marketable securities. As of December 31, 2005, our marketable securities were designated as available for sale. If we hold these securities to the maturity date, financial income over the holding period is not sensitive to changes in interest rates and market value.

As of December 31, 2005, we had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.

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

The net proceeds that we received as a result of the offering were $50,568,390. As of December 31, 2005, the net proceeds have been used to invest in a variety of financial instruments and for general corporate purposes. More specifically, a portion of the proceeds, $6.9 million, was used in August 2001 to purchase certain assets of Propelis Software, Inc., a business unit of Computer Network Technology Corporation. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15: CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2005 Following that evaluation, our management, including the CEO and CFO, concluded that based on the evaluation, the design and operation of our disclosure controls and procedures were effective at that time. Since the evaluation, there have been no significant changes in our internal controls or in factors that could significantly affect internal controls, including, because we have not identified any significant deficiencies or material weaknesses in our internal controls, any corrective actions with regard to significant deficiencies and material weaknesses.

(b) Not yet applicable

(c)  Not yet applicable

(d) Changes in Internal Control Over Financial Reporting. There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2005, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

At our annual shareholders meeting in August 2004, the shareholders elected Dan Falk to the Company’s Board of Directors to serve for a one year term. Such term was extended by an additional one year term at our annual shareholders meeting held in September 2005. Our Board of Directors has determined that Mr. Falk qualifies as an audit committee financial expert, and Mr. Falk was appointed by the Board to serve on the audit committee. Mr. Falk also meets the requirements of the NASDAQ Stock Market listing standards to be an “independent” director and audit committee member.

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

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

2004	$77,500
2005	$102,500

Audit Related Fees

2004	$0
2005	$2,000

Tax Fees

2004	$55,000
2005	$46,000

Other Fees

2004	$20,000
2005	0

The tax fees we incurred in 2004 and 2005 are related to preparation of tax returns and consultations regarding international tax. The Audit Related Fees we incurred in 2005 are related to on going consultations. The other fees incurred in 2004 are related to services performed in connection with the transfer of our HostFuse technology from Jacada, Inc. to Jacada Ltd.

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

None.

PART III

Item 17: FINANCIAL STATEMENTS

See Item 18.

Item 18: FINANCIAL STATEMENTS

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

U.S. DOLLARS IN THOUSANDS

INDEX
Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Consolidated Statements of Changes in Shareholders' Equity	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-30

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

JACADA LTD.

We have audited the accompanying consolidated balance sheets of Jacada Ltd. and its subsidiaries ("the Company") as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 8, 2006	A Member of Ernst & Young Global

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
	December 31,
	2005	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,461	$3,552
Marketable securities	14,655	19,573
Trade receivables (net of allowance for doubtful accounts of $ 228 and $ 220 at December 31, 2005 and 2004, respectively)	1,614	2,472
Other current assets	905	791

Total current assets	20,635	26,388

LONG-TERM INVESTMENTS:
Marketable securities	17,535	14,488
Severance pay fund	825	969

Total long-term investments	18,360	15,457

PROPERTY AND EQUIPMENT, NET	997	1,326

OTHER ASSETS, NET:
Other intangibles, net	990	1,429
Goodwill	4,630	4,630

Total other assets, net	5,620	6,059

Total assets	$45,612	$49,230
The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data
	December 31,
	2005	2004
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$981	$1,024
Deferred revenues	5,533	3,822
Accrued expenses and other liabilities	3,373	3,816

Total current liabilities	9,887	8,662

ACCRUED SEVERANCE PAY	1,250	1,479

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value -
Authorized: 30,000,000 shares at December 31, 2005 and 2004; Issued and outstanding: 19,619,806 and 19,326,010 shares at December 31, 2005 and 2004, respectively	57	56
Additional paid-in capital	70,297	69,785
Accumulated other comprehensive loss	(369)	(200)
Accumulated deficit	(35,510)	(30,552)

Total shareholders' equity	34,475	39,089

Total liabilities and shareholders' equity	$45,612	$49,230
The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data
	Year ended December 31,
	2005	2004	2003
Revenues:
Software and products	$6,725	$5,749	$8,354
Services	3,650	5,481	4,704
Maintenance	9,567	8,554	7,504

Total revenues	19,942	19,784	20,562

Cost of revenues:
Software and products	1,309	631	846
Services	2,704	3,341	2,384
Maintenance	865	1,143	1,110

Total cost of revenues	4,878	5,115	4,340

Gross profit	15,064	14,669	16,222

Operating expenses:
Research and development	4,094	5,278	5,308
Sales and marketing	11,035	10,507	9,386
General and administrative	5,723	4,758	4,714
Restructuring charges	-	525	-

Total operating expenses	20,852	21,068	19,408

Operating loss	(5,788)	(6,399)	(3,186)
Financial income, net	830	786	1,037

Net loss	$(4,958)	$(5,613)	$(2,149)

Basic and diluted net loss per share	$(0.25)	$(0.29)	$(0.11)

Weighted average number of shares used in computing basic and diluted net loss per share	19,497,726	19,282,800	19,011,435
The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data
					Accumulated
			Additional	Deferred	other		Total	Total
	Ordinary shares		paid-in	stock	comprehensive	Accumulated	comprehensive	shareholders'
	Shares	Amount	capital	compensation	income (loss)	deficit	loss	equity

Balance as of January 1, 2003	18,935,903	$55	$69,143	$(25)	$81	$(22,790)		$46,464
Exercise of stock options	97,875	*) -	134	-	-	-		134
Amortization of deferred stock compensation	-	-	-	25	-	-		25
Comprehensive loss:
Net loss	-	-	-	-	-	(2,149)	$(2,149)	(2,149)
Unrealized loss from available-for-sale marketable securities	-	-	-	-	(11)	-	(11)	(11)
Unrealized gains from derivatives	-	-	-	-	41	-	41	41
Totalcomprehensive loss							$(2,119)

Balance as of December 31, 2003	19,033,778	55	69,277	-	111	(24,939)		44,504
Exercise of stock options	292,232	1	435	-	-	-		436
Stock compensation related to options granted to non-employees	-	-	73	-	-	-		73
Comprehensive loss:
Net loss	-	-	-	-	-	(5,613)	$(5,613)	(5,613)
Unrealized loss from available-for-sale marketable securities	-	-	-	-	(326)	-	(326)	(326)
Unrealized gains from derivatives	-	-	-	-	15	-	15	15
Total comprehensive loss							$(5,924)

Balance as of December 31, 2004	19,326,010	56	69,785	-	(200)	(30,552)		39,089
Exercise of stock options	293,796	1	484	-	-	-		485
Stock compensation related to options granted to non-employees	-	-	28	-	-	-		28
Comprehensive loss:
Net loss	-	-	-	-	-	(4,958)	$(4,958)	(4,958)
Unrealized loss from available-for-sale marketable securities	-	-	-	-	(125)	-	(125)	(125)
Unrealized loss from derivatives	-	-	-	-	(44)	-	(44)	(44)
Total comprehensive loss							$(5,127)

Balance as of December 31, 2005	19,619,806	$57	$70,297	$-	$(369)	$(35,510)		$34,475

Accumulated other comprehensive income (loss) as of
December 31, 2005:
Accumulated unrealized income from derivatives					$12
Accumulated loss from available-for-sale securities					(381)
					$(369)
*) Represents an amount lower than $ 1.
The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2005	2004	2003
Cash flows from operating activities:

Net loss	$(4,958)	$(5,613)	$(2,149)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	935	1,226	1,444
Stock compensation related to options granted to non-employees	28	73	-
Amortization of deferred stock compensation	-	-	25
Accrued interest and amortization of premium on marketable securities	(675)	562	388
Increase (decrease) in accrued severance pay, net	(85)	79	80
Decrease (increase) in trade receivables, net	858	287	(98)
Decrease (increase) in other current assets	(158)	(154)	98
Increase (decrease) in trade payables	(15)	481	(235)
Increase in deferred revenues	1,711	474	1,204
Increase (decrease) in accrued expenses and other liabilities	(443)	40	101
Decrease in long-term accrued expenses	-	(55)	(69)
Other	(52)	(31)	(32)

Net cash provided by (used in) operating activities	(2,854)	(2,631)	757

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(27,536)	(18,416)	(83,478)
Proceeds from redemption and sale of available-for-sale marketable securities	29,957	15,415	77,194
Purchase of property and equipment (a)	(258)	(512)	(318)
Purchase of technology	-	(900)	-
Proceeds from sale of property and equipment	115	315	176
Proceeds from other long-term assets	-	-	61

Net cash provided by (used in) investing activities	2,278	(4,098)	(6,365)

Cash flows from financing activities:

Proceeds from exercise of stock options	485	436	134

Net cash provided by financing activities	485	436	134

Decrease in cash and cash equivalents	(91)	(6,293)	(5,474)
Cash and cash equivalents at the beginning of the year	3,552	9,845	15,319

Cash and cash equivalents at the end of the year	$3,461	$3,552	$9,845
The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2004	2003
(a) Non-cash activities:

Purchase of property and equipment	$-	$28	$10

Additional goodwill in respect of Anota acquisition	-	-	76

	$-	$28	$86
The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.	Jacada Ltd. ("the Company") was incorporated under the laws of Israel in December 1990.

The Company and its wholly-owned subsidiaries develop, market and support software and solution that enables businesses to web-enable, modernize and integrate their existing software applications and to reduce their operational costs. The Company generates revenues from licensing its software products and from services such as maintenance, support, consulting and training.

The majority of the Company's sales are made in North America and Europe.

b.	Restructuring charges:

In February 2004, the Company consolidated all its research and development activities into its lab in Israel. As part of this plan, the Company shut down research and development operations in Minneapolis in order to improve overall development efficiency, accelerate new product release and reduce operating expenses. The Company completed the plan in June 2004.

The plan consisted of the involuntary termination of 10 research and development employees, termination of the lease agreement of the Company's premises in Minneapolis and other expenses that consisted of shipment and relocation costs and travel costs.

In connection with the 2004 restructuring plan, the Company incurred expenses of $ 525, which were composed of $ 373 from employee termination benefits, $ 108 from facility closures and $ 44 in other expenses. As of December 31, 2004, all amounts were paid.

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

Management determines the classification of investments in debt securities with fixed maturities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2005 and 2004, all marketable securities covered by Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115") were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity. The amortized cost of available-for-sale securities is adjusted for amortization of premiums to maturity. Such amortization and interest are included in financial income, net.

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

U.S. dollars in thousands

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

Technology is amortized using the straight-line method over the estimated economic life of the technology rights, which is five years and the other intangible assets are amortized over a period of three years.

h.	Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2005, 2004 and 2003, no impairment losses have been identified.

i.	Goodwill:

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition.

Effective January 1, 2002, the Company adopted the full provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").
SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

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

Goodwill attributable to the Company's single reporting unit as defined under SFAS No. 142, was tested for impairment by comparing its fair value with its carrying value. Fair value is determined using market multiples and comparative analyses.

Estimates used in the methodologies include future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples. The Company performs the impairment tests during the third fiscal quarter. During 2005, 2004 and 2003, no impairment losses have been identified.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

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

Based on the Company's product development process, technological feasibility is established upon completion of a working model. No costs are incurred by the Company between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs have been expensed.

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

The Company generates revenues from software license fees and from maintenance, support and rendering of services that include consulting and training. The Company also generates revenues from sales of software licenses that require significant customization. The Company sells its products primarily through its direct sales force to customers and indirectly through resellers. Both the customers and the resellers are considered end users.

Revenues from software license fees are recognized when all criteria outlined in Statement Of Position ("SOP") 97-2, "Software Revenue Recognition" (as amended by SOP 98-9) are met. Accordingly, revenue from software license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable. Sales agreements with specific acceptance terms are not recognized until the customer has confirmed that the product or service has been accepted.

Where software license arrangements involve multiple elements, revenue is allocated to each element based on Vendor Specific Objective Evidence ("VSOE") of the relative fair values of each element in the arrangement, in accordance with the residual method. The Company's VSOE used to allocate the sales price to maintenance is based on the renewal percentage. The VSOE of other services is determined based on the price charged for the undelivered element when sold separately. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

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

The Company considers all arrangements with payment terms extending beyond six months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

In agreements that involve significant customization of the Company's software and a commitment to provide maintenance, the entire agreement represents a single unit of accounting, as there is an undelivered element for which objective and reliable evidence of fair value does not exist. Accordingly, revenues from such agreements are recognized ratably over the maintenance period, starting from the date on which the customization of the software is completed.

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

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2005, 2004 and 2003 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:
	2005	2004	2003

Dividend yield	0%	0%	0%
Expected volatility	60%	60%	66%
Risk-free interest	3.65%	3.5%	3%
Expected life (years)	4	3.25	2.5

Pro forma information under SFAS No. 123:
	Year ended December 31,
	2005	2004	2003

Net loss as reported	$(4,958)	$(5,613)	$(2,149)
Add: Stock-based compensation expenses included in reported net loss - intrinsic value	-	-	25
Deduct: Stock-based compensation expense determined under fair value method for all awards	(738)	(1,879)	(2,551)

Pro forma net loss	$(5,696)	$(7,492)	$(4,675)
Basic and diluted net loss per share as reported	$(0.25)	$(0.29)	$(0.11)
Pro forma basic and diluted net loss per share	$(0.29)	$(0.39)	$(0.25)

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

Advertising expenses (including trade shows) are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2005, 2004 and 2003 were $ 653, $ 468 and $ 530, respectively.

o.	Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Israeli employees are entitled to severance equal to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2005, 2004 and 2003 were $ 744, $ 499 and $ 533, respectively.

p.	Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, trade receivables, other current assets, trade payables and accrued expenses and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The fair value of marketable securities is based on the quoted market prices and does not differ significantly from the carrying amount (see Note 3).

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

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

At December 31, 2005, the Company expects to reclassify $ 12 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next six months, due to actual payments to suppliers and payroll payment.

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

All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because the securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding stock, options and warrants excluded from the calculations of diluted net loss per share due to their anti-dilutive effect was 3,906,814, 4,271,178 and 4,717,397 for the years ended December 31, 2005, 2004 and 2003, respectively.

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

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's trade receivables are mainly derived from sales to customers in North America and Europe. In connection with customers with whom the Company does not have previous experience, it may utilize independent resources to evaluate the creditworthiness of those customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Adjustments to allowance account for the years ended December 31, 2005, 2004 and 2003 were $ 159, $ 68 and $ (63), respectively. Write-offs of uncollectible accounts for the years ended December 31, 2005, 2004 and 2003 were $ 167, $ 54 and $ 101, respectively.

t.	Impact of recently issued accounting standards:

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment". SFAS No. 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities will be required to apply SFAS No. 123(R) as of the first annual reporting period that begins after June 15, 2005.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25’s intrinsic value method. Accordingly, the adoption of SFAS No. 123(R)'s fair value will have a significant impact on the Company's results of operations, although it will have no impact on its overall financial position. The Company plans to adopt SFAS No. 123(R) using the "modified prospective" method. Under this method, companies are required to recognize compensation cost for share-based payments to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. Measurement and recognition of compensation cost for awards that were granted prior to, but not vested as of, the date SFAS No. 123(R) is adopted would be based on the same estimate of the grant-date fair value and the same recognition method used previously under SFAS No. 123 (either for financial statement recognition or pro forma disclosure purposes). Any adjustments to recognize share-based liabilities at fair value (as opposed to intrinsic value under APB No. 25) will be recognized as the cumulative effect of a change in accounting principle. For those awards that are granted, modified, or settled after SFAS No. 123(R) is adopted, compensation cost will be measured and recognized in the financial statements in accordance with the provisions of SFAS No. 123(R). Prior periods would not be restated.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For periods prior to adoption, the financial statements are unchanged, and the pro forma disclosures previously required by SFAS No. 123 will continue to be required under the new Standard to the extent those amounts differ from those in the statements of operations. For periods subsequent to adoption, pro forma disclosures will not be necessary for periods that begin after the adoption date of the new Standard because the post-adoption statements of operations will reflect compensation cost for all share-based payments for which requisite service continues to be provided based on fair value. Additionally, if the Company did not estimate forfeitures prior to adopting SFAS No. 123(R), forfeitures will have to be estimated upon adoption. Those companies are required to recognize a cumulative effect of a change in accounting principles to reverse compensation cost recognized in the financial statements (not cost "recognized" only in the pro forma disclosures) in periods prior to the effective date of SFAS No. 123(R) for those awards that are not expected to vest.

The impact of the adoption of SFAS 123(R) on future periods cannot be predicted at this time because it will depend on share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of the Standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net loss and net loss per share in item m. above.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 ("SAB 107") to give guidance on implementation of SFAS 123(R), which the Company plans to adopt in implementing SFAS 123(R).

In May 2005, the FASB issued SFAS No. 154 ("SFAS 154"), "Accounting Changes and Error Corrections", a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS 154 will have a material impact on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions ("APB No. 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB No. 29 included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 153 will have any material effect on its financial position or results of operations.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2005, the FASB released FASB Staff Position Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"), which effectively replaces EITF Issue No. 03-1. FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF Issue No. 03-1 pertaining to securities in an unrealized loss position. Under the model, any security in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other than temporary; and, if an impairment is considered other-than-temporary, a realized loss is recognized to write the security's cost or amortized cost basis down to fair value. FSP 115-1 references existing other than temporary impairment guidance for determining when an impairment is other than temporary and clarifies that subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The Company adopted FSP 115-1 upon issuance. The adoption of the Standards did not have a material effect on the Company's consolidated financial condition or results of operations.

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of the Company's investment in marketable securities:

	December 31, 2005			December 31, 2004
	Amortized	Gross unrealized	Fair market	Amortized	Gross unrealized	Fair market
	cost	losses	value	cost	losses	value
Available-for-sale:

Corporate bonds	$19,474	$(172)	$19,302	$20,993	$(134)	$20,859
U.S. Government securities	8,076	(165)	7,911	7,911	(94)	7,817
States of the U.S securities	752	-	752	1,550	-	1,550
Other government securities	2,479	(35)	2,444	2,066	(6)	2,060
Other securities	1,790	(9)	1,781	1,797	(22)	1,775

	$32,571	$(381)	$32,190	$34,317	$(256)	$34,061

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2004:

	December 31, 2005
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate bonds	$12,387	$(114)	$6,915	$(58)	$19,302	$(172)

U.S. Government securities	1,009	(9)	6,902	(156)	7,911	(165)

Other government securities	982	(16)	1,462	(19)	2,444	(35)

Other securities	-	-	1,781	(9)	1,781	(9)

	$14,378	$(139)	$17,060	$(242)	$31,438	$(381)

	December 31, 2004
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate bonds	$18,347	$(106)	$2,512	$(28)	$20,859	$(134)

U.S. Government securities	7,817	(94)	-	-	7,817	(94)

Other government securities	2,060	(6)	-	-	2,060	(6)

Other securities	-	-	1,775	(22)	1,775	(22)

	$28,224	$(206)	$4,287	$(50)	$32,511	$(256)

The unrealized losses in the Company's investments in available-for-sale marketable securities were caused by interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. Government or an agency of the U.S. Government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Based on the immaterial severity of the impairments and the ability and intent of the Company to hold these investments until a recovery of fair value, which may be maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2005.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

The amortized cost and fair value of marketable securities as of December 31, 2005, by contractual maturity, are shown below:

	December 31, 2005
	Amortized	Fair market
	cost	value

Matures in one year	$14,477	$14,655
Matures after one year through five years	18,094	17,535

Total	$32,571	$32,190

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

Composition of property and equipment is as follows:

	December 31,
	2005	2004
Cost:
Computers and peripheral equipment	$4,632	$4,388
Office furniture and equipment	1,052	1,039
Motor vehicles	122	438
Leasehold improvements	637	644

	6,443	6,509
Accumulated depreciation	5,446	5,183

Depreciated cost	$997	$1,326

Depreciation expenses for the years ended December 31, 2005, 2004 and 2003 were $ 496, $ 804 and $ 1,078, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 5:-	OTHER INTANGIBLES, NET
a. Composition:
	December 31,
	2005	2004
Original amounts:
Technology	$2,458	$2,458
Other intangibles	163	163

	2,621	2,621
Accumulated amortization:
Technology	1,468	1,061
Other intangibles	163	131

	1,631	1,192

Amortized cost	$990	$1,429
b.
Amortization expense for the years ended December 31, 2005, 2004 and 2003 amounted to $ 439, $ 422 and $ 366, respectively. As of December 31, 2005, the weighted average amortization period is 2.2 years.

c.	Estimated amortization expenses for the years ended:
Year ended December 31,

2006	$415
2007	301
2008	180
2009	94

$990
d.	During 2004, the Company purchased technology in the amount of $ 900.
The technology is amortized using the straight-line method over the estimated economic life of the technology, which is five years.
NOTE 6:-	ACCRUED EXPENSES AND OTHER LIABILITIES
	December 31,
	2005	2004

Employees and payroll accruals	$1,708	$1,768
Accrued expenses	711	1,104
Liability in respect of technology	281	281
Accrued royalties (1)	673	663

	$3,373	$3,816
(1)	See also Note 7a.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties:

1.	The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2005, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("the OCS") in the aggregate amount of $ 2,178 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Through December 31, 2005, the Company has paid or accrued royalties to the OCS in the amount of $ 1,818. As of December 31, 2005, the aggregate contingent liability to the OCS amounted to $ 441.

Royalties accrued or paid were recorded as part of the cost of software and product.

2.
The Company’s subsidiary is obligated to pay 50% of the sales of a specific product to a former distributor. Through December 31, 2005 and 2004, the Company has accrued an amount of $ 673 and $ 663, respectively, in regard of this obligation.

b.	Lease commitments:

The Company’s facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2010. Future minimum lease payments under non-cancelable operating leases are as follows:

Year ended December 31,

2006	$810
2007	535
2008	367
2009	195
2010	17

$1,924

Total rent expenses for the years ended December 31, 2005, 2004 and 2003 were approximately $ 853, $ 856 and $ 798, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHAREHOLDERS' EQUITY

a.	General:

Since October 1999, the Company's shares have been traded on the NASDAQ National Market. Since June 2001, the Company's shares have been traded on the Tel-Aviv Stock Exchange as well. Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

b.	Stock Option Plans:

As of December 31, 2005, the Company has three Incentive Share Option Plans (the 1996, 1999 and 2003 plans), which provide for the grant of options to officers, management, other key employees, directors, consultants and others of up to 7,760,450 of the Company's Ordinary shares. The options granted generally become fully exercisable after two to four years and expire 10 years from the grant date. Any options that are forfeited or canceled before expiration become available for future grants.

Pursuant to the option plans, the exercise price of options shall be determined by the Company's Board of Directors but may not be less than the par value of the Ordinary shares.

As of December 31, 2005, an aggregate of 2,595,262 Ordinary shares of the Company are still available for future grant under the Incentive Share Option Plans.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's share option activity (except options to consultants) and related information is as follows:
	Year ended December 31,
	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
Outstanding at the beginning of the year	4,318,903	$3.07	4,326,506	$3.18	3,522,382	$3.74
Granted	411,125	$2.46	730,500	$2.67	1,326,700	$1.98
Exercised	(293,796)	$1.65	(198,637)	$2.19	(97,875)	$1.40
Forfeited and cancelled	(950,064)	$3.30	(539,466)	$3.74	(424,701)	$4.50

Outstanding at the end of the year	3,486,168	$3.05	4,318,903	$3.07	4,326,506	$3.18

Exercisable options at the end of the year	2,717,892	$3.22	2,821,881	$3.48	2,381,142	$3.86

The exercise price of the options is equal to the market value of the Ordinary shares on the date the option is granted. Weighted average fair value of options granted during 2005, 2004 and 2003, which the exercise price equals the market price on the date of grant, is $ 1.2, $ 1.21 and $ 0.60, respectively.

The options outstanding as of December 31, 2005 have been classified by exercise price, as follows:
					Weighted
	Options	Weighted		Options	average
	outstanding	average	Weighted	exercisable	exercise
	as of	remaining	average	as of	price of
Exercise	December 31,	contractual	exercise	December 31,	options
price	2005	life (years)	price	2005	exercisable

$ 0.99 - $ 1.18	464,457	0.76	$1.02	462,459	$1.02
$ 1.20 - $ 1.40	274,375	6.78	$1.3	188,862	$1.3
$ 1.60 - $ 2.22	222,511	2.67	$2.07	185,011	$2.04
$ 2.28 - $ 3.14	1,766,729	7.14	$2.67	1,123,464	$2.71
$ 4.04 - $ 5.06	519,021	4.85	$4.56	519,021	$4.56
$ 9.00 - $ 11.00	239,075	3.77	$9.45	239,075	$9.45

	3,486,168	5.41	$3.05	2,717,892	$3.22

The Company has recorded deferred stock compensation in 1999 for options issued with an exercise price below the fair market value of the Ordinary shares, the deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options (1999-2003).

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Options issued to consultants:

The Company's outstanding options to consultants as of December 31, 2005, are as follows:

Grant date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through

1999	1,500	$11.00	1,500	2009
2000	4,750	$4.38	4,750	2010
2001	5,000	$2.89	5,000	2011
2002	11,000	$2.61	11,000	2012
2004	30,000	$2.94	15,000	2014

Total	52,250		37,250

In January 2004, the Company granted, in addition to the 30,000 options shown above, another 62,500 options to a consultant, that were exercisable for a period of 1.5 years. These options expired in 2005. The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using Black-Scholes option-pricing model with the following weighted-average assumptions for 2004: risk-free interest rates of 3.5%, dividend yield of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 0.66 and a contractual life of 4.26 years .

d.	Warrants:

In connection with the Acquisition of Propelis in 2001, the Company issued a warrant to purchase 350,000 Ordinary shares of the Company at an exercise price of $ 3.26. In January 2004, the warrant holders preformed a cashless exercise of their warrants and the Company issued 93,595 Ordinary shares.

e.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 9:-	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

The production facilities of the Company have been granted the status of "Approved Enterprise" under the law, for four separate investment programs, which were approved in July 1994, July 1995, December 1996 and April 2002. The investment programs expire in July 2007, July 2008, December 2010 and 2014, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	TAXES ON INCOME (Cont.)

According to the provisions of the law, the Company has elected the "alternative benefits" - waiver of grants in return for a tax exemption and, accordingly, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five years to eight years, (based on the percentage of foreign ownership in each taxable year).

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

As of December 31, 2005, management believes that the Company is meeting all of the aforementioned conditions.

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

A recent amendment to the law, which has been officially published effected as of April 1, 2005 ("the Amendment") has changed the provisions of the law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an "Approved Enterprise", such as provisions generally requiring that at least 25% of the "Approved Enterprise's" income will be derived from export. Additionally, as explained below, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" will generally not be subject to the provisions of the Amendment.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	TAXES ON INCOME (Cont.)

b.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of intangible property rights as a deduction for tax purposes.

c.	Net operating losses carryforward:

As of December 31, 2005, the Company had carry forward tax losses totaling approximately $ 30,000, part of which can be carried forward and offset against taxable income with expiration dates from 2011 to 2025 and the rest of the carry forward tax losses have no expiration date . Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar Sate provisions. The annual limitation may result in a restriction of the net operating losses increasing taxes payable in the future.

d. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2005	2004
Deferred tax assets:
Operating loss carryforward	$6,447	$5,408
Reserves and allowances	1,499	1,335

Total deferred tax asset before valuation allowance	7,946	6,743
Valuation allowance	(7,946)	(6,743)

Net deferred tax asset	$-	$-

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards will not be realized in the foreseeable future. During fiscal 2005, the Company increased the valuation allowance by $ 1,203 to $ 7,946.

e.
The main reconciling item between the statutory tax rate of the Company (Israel - 36% in 2003, 35% in 2004 and 34% in 2005) and the effective tax rate (0%) is the non-recognition of tax benefits from accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits and the effect of "Approved Enterprises".

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data
NOTE 9:-	TAXES ON INCOME (Cont.)

f. Loss before taxes is comprised as follows:
	Year ended December 31,
	2005	2004	2003

Domestic (Israel)	$(3,611)	$(4,377)	$(1,152)
Foreign	(1,347)	(1,236)	(997)

	$(4,958)	$(5,613)	$(2,149)

g.	Changes in tax rates in Israel:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to "Approved Enterprise", as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

NOTE 10:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographical areas:

The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company's business) and follows the requirements of Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

The following is a summary of operations within geographic areas based on end-customer's location:
	Year ended December 31,
	2005	2004	2003
Revenues from sales to unaffiliated customers:

North America	$12,274	$15,982	$16,435
Europe and other	7,668	3,802	4,127

	$19,942	$19,784	$20,562

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	GEOGRAPHIC INFORMATION (Cont.)

	December 31,
	2005	2004	2003
Long-lived assets:

Israel	$5,251	$5,935	$1,543
North America	1,346	1,426	5,893
United Kingdom	20	14	5
Germany	-	10	14

	$6,617	$7,385	$7,455

b.	Major customers' data as a percentage of total revenues:

Customer A	21.8%

NOTE 11:- FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2005	2004	2003
Financial expenses:
Bank charges	$(96)	$(112)	$(93)

Financial income:
Foreign currency translation adjustments	(113)	70	263
Interest on marketable securities	1,039	828	867

	926	898	1,130

	$830	$786	$1,037

- - - - - - - - - - - - - - - - - - -

Item 19:	EXHIBITS

Exhibit
Number	Description of Document

1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.2	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.3	Amendments to the Company’s Articles of Association, dated August 24, 2003 (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003).

1.4	Amendments to the Company’s Articles of Association, dated August 25, 2004 (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.2	1996 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.3	1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.4
Restated Employment Agreement of Gideon Hollander with Jacada Ltd. dated as of October 1, 2001 (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001

4.5
Technology and Product License Agreement between the Company and Cortlandt Reade Technical Corporation dated May 25, 2000 (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.6	Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 (file no. 333-73650)).

4.7	2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (file no. 333-111303)).

8	List of Jacada’s Subsidiaries (incorporated by reference to the Company’s Annual Report on Form 20-F for the year end December 31, 2000).

11	Code of Ethics of the Company (incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

14.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on June 27, 2006.

JACADA LTD.

/s/ Tzvia Broida
By: Tzvia Broida
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description of Document

1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.2	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.3	Amendments to the Company’s Articles of Association, dated August 24, 2003 (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003).

1.4	Amendments to the Company’s Articles of Association, dated August 25, 2004 (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.2	1996 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.3	1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.4
Restated Employment Agreement of Gideon Hollander with Jacada Ltd. dated as of October 1, 2001 (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001

4.5
Technology and Product License Agreement between the Company and Cortlandt Reade Technical Corporation dated May 25, 2000 (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.6	Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 (file no. 333-73650)).

4.7	2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (file no. 333-111303)).

8	List of Jacada’s Subsidiaries (incorporated by reference to the Company’s Annual Report on Form 20-F for the year end December 31, 2000).

11	Code of Ethics of the Company (incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

14.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.