Form 20-F
period 2006-12-31
JACADA LTD
filed 2007-06-14
CIK 1095747

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                    FORM 20-F


                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2006
                        Commission file number 000-30342

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

            20,132,164 Ordinary Shares, par value NIS 0.01 per share
--------------------------------------------------------------------------------

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

                            [ ] Yes         [X] No

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

Large accelerated filer: [ ]  Accelerated filer: [ ]  Non-accelerated filer: [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

                            [ ] Item 17     [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                            [ ] Yes         [X] No



                                TABLE OF CONTENTS

Item 1:       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, ADVISERS AND AUDITORS .............................2

Item 2:       OFFER STATISTICS AND EXPECTED TIMETABLE .....................................................2

Item 3:       KEY INFORMATION .............................................................................2

Item 4:       INFORMATION ON THE COMPANY .................................................................12

Item 5:       OPERATING AND FINANCIAL REVIEW AND PROSPECTS ...............................................24

Item 6:       DIRECTORS, SENIOR MANAGEMENT AND EMPOYEES ..................................................36

Item 7:       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ..........................................43

Item 8:       FINANCIAL INFORMATION ......................................................................44

Item 9:       THE OFFER AND LISTING ......................................................................45

Item 10:      ADDITIONAL INFORMATION .....................................................................47

Item 11:      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK .................................62

Item 12:      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES .....................................62

Item 13:      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ............................................63

Item 14:      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS ...............63

Item 15:      CONTROLS AND PROCEDURES ....................................................................63

Item 15T:     CONTROLS AND PROCEDURES ....................................................................63

Item 16A:     AUDIT COMMITTEE FINANCIAL EXPERT ...........................................................63

Item 16B:     CODE OF ETHICS .............................................................................64

Item 16C:     PRINCIPAL ACCOUNTANT FEES AND SERVICES .....................................................64

Item 16D:     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT   COMMITTEES ...............................65

Item 16E:     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED   PURCHASERS ...................65

Item 17:      FINANCIAL STATEMENTS .......................................................................66

Item 18:      FINANCIAL STATEMENTS .......................................................................66

Item 19:      EXHIBITS ...................................................................................67


                           FORWARD LOOKING STATEMENTS

         This Annual Report contains forward-looking statements. These statements include all statements that are not statements of historical fact regarding the intent, belief, or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions or variations thereof are intended to identify forward-looking statements. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control and that actual results may differ materially from those in the forward-looking statements as a result of various factors and other information contained in this Annual Report, including the performance and continued acceptance of our products, general economic conditions and other risk factors identified under the heading "Risk Factors" including "Our introduction of Jacada Fusion and Jacada WorkSpace represents an attempt to enter a new market in which we have limited experience and failure to successfully penetrate this market would harm our results of operations", "We must continue our significant investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues", "We do not have a proven business model for the contact center market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace may be harmed or we will experience a further delay in generating revenues from these products", "Revenues from Jacada Fusion and Jacada Workspace, our contact center products, might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations", "Competition in the markets in which we operate is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced", "We rely on our key personnel and key management members, whose knowledge of our business and technical expertise would be extremely difficult to replace", "The revenue associated with our traditional products has declined and we expect that it may continue to decline. Since it has taken longer than we expected to generate increased revenue from our new Jacada Fusion and Jacada WorkSpace products, failure to increase revenues will result in increased losses and a material adverse effect on our business".


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

Item 2:   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3:   KEY INFORMATION

A.       Selected Financial Data

         The following table sets forth selected financial data from our consolidated statements of operations and balance sheets for the periods indicated. The selected consolidated statement of operations data for the years ended December 31, 2006, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2006 and 2005 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. These financial statements have been prepared in accordance with US GAAP. The consolidated statements of operations data for the year ended December 31, 2003 and 2002, and the selected consolidated balance sheet data as of December 31, 2004, 2003 and 2002 are derived from audited consolidated financial statements that are not included herein. The following selected financial data are qualified by reference to and should be read in conjunction with the sections entitled "Item 5: Operating and Financial Review and Prospects" and "Item 11: Quantitative and Qualitative Disclosures about Market Risk" and our consolidated financial statements and the notes thereto included elsewhere in the Annual Report.


                                                                  Year  ended December 31,
                                            2006           2005            2004             2003           2002

                                                                      (in thousands)
   Consolidated Statement of Operations Data:

Revenues:
  Software licenses*)                     $6,568          $6,674          $5,420           $8,354          $9,783
  Services*)                               4,810           3,701           5,810            4,704           4,518
  Maintenance                              9,303           9,567           8,554            7,504           7,235
                                  --------------- --------------- --------------- ---------------- ---------------
              Total revenues              20,681          19,942          19,784           20,562          21,536
                                  --------------- --------------- --------------- ---------------- ---------------
Cost of revenues:
  Software licenses*)                        527             648             547              846             534
  Services*)                               3,671           3,365           3,425            2,384           3,115
  Maintenance                                864             865           1,143            1,110           1,247
                                  --------------- --------------- --------------- ---------------- ---------------
  Total cost of revenues                   5,062           4,878           5,115            4,340           4,896
                                  --------------- --------------- --------------- ---------------- ---------------
Gross profit                              15,619          15,064          14,669           16,222          16,640
                                  --------------- --------------- --------------- ---------------- ---------------
Operating expenses:
  Research and development                 4,067           4,094           5,278            5,308           5,905
  Sales and marketing                     10,144          11,035          10,507            9,386           9,450
  General and administrative*)             5,098           5,681           4,724            4,645           4,502
Non-recurring charges                          -               -             525                -             501
                                  --------------- --------------- --------------- ---------------- ---------------
              Total operating
               expenses                   19,309          20,810         21, 034           19,339          20,358
                                  --------------- --------------- --------------- ---------------- ---------------
Operating loss                            (3,690)         (5,746)         (6,365)          (3,117)         (3,718)
Financial income, net                      1,372             830             786            1,037             909
                                  --------------- --------------- --------------- ---------------- ---------------

Net loss before taxes on income           (2,318)         (4,916)         (5,579)          (2,080)         (2,809)
Taxes on income*)                            254              42              34               69             100
                                  =============== =============== =============== ================ ===============

              Net loss                   $(2,572)        $(4,958)        $(5,613)         $(2,149)        $(2,909)
                                  =============== =============== =============== ================ ===============

Basic net loss per share                  $(0.13)         $(0.25)         $(0.29)          $(0.11)         $(0.16)
                                  =============== =============== =============== ================ ===============
Weighted average number of shares
 used in computing basic
  net loss per share                  19,827,852      19,497,726      19,282,800       19,011,435      18,710,105
Diluted net loss per share                $(0.13)         $(0.25)         $(0.29)          $(0.11)         $(0.16)
                                  =============== =============== =============== ================ ===============
Weighted average number of shares
 used in computing diluted
  net loss per share                  19,827,852      19,497,726      19,282,800       19,011,435      18,710,105

*Certain   amounts   in  prior  years'  results  have  been reclassified in order to conform to our 2006 clasifications.




                                                                 Year ended December 31
                                            2006           2005            2004             2003            2002
                                                                     (in thousands)
   Consolidated Balance Sheet Data:
Cash and cash equivalents                 $4,735         $3,461          $3,552           $9,845         $15,319
Cash and investments                      35,922         35,651          37,613           41,793          41,382
Working capital                            9,158         10,748          17,726           12,170          34,448
Total assets                              45,710         45,612          49,230           53,387          54,018
Shareholders' equity                      33,395         34,475          39,089           44,504          46,464
Dividends per share                          -              -               -                -               -


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

Risks Related to Our Business

            Our introduction of Jacada Fusion and Jacada WorkSpace represents an attempt to enter a new market in which we have limited experience and failure to successfully penetrate this market would harm our results of operations. In the second quarter of 2004, we introduced Jacada Fusion, our solution that is designed to integrate different applications residing on host, Windows and Web-based platforms, and allow non-invasive access to those applications through a single user interface. In the third quarter of 2005, we introduced Jacada WorkSpace, a solution designed to be a single agent console that unifies customer interaction tools with a single access point to all the mission-critical applications required by the customer service representative to effectively complete a customer interaction. We have elected to target corporate customer call centers, which we refer to as contact centers, for sales of these products as we believe there is a need for these products in this market. However, we have limited experience in this market. Our limited experience and knowledge regarding the contact center market may impede our ability to sell Jacada Fusion and Jacada Workspace products and result in decreased revenues and increased losses.

         We must continue our significant investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues. We believe that our future success is dependent upon the expansion of our indirect distribution channels, consisting of our relationships with partners, resellers, distributors, system integrators and independent software vendors. Significant continued investment in indirect distribution channels and in our direct sales and marketing efforts is essential to increase market awareness of our contact center market products and to generate increased revenues, in relation to such products. We currently have relationships with only a limited number of these parties.

         Our future growth will be limited if:

          o we fail to increase the number of indirect distribution partners with which we have relationships

          o we fail to work effectively with our indirect distribution partners;; or

          o there is a decrease in the willingness or ability of our indirect distribution partners to devote sufficient resources and efforts to marketing and supporting our products.

If any of these circumstances occurs, we will have to devote substantially more resources to the sales, marketing, distribution, implementation, customization and support of our products than we otherwise would. However, our own efforts, limited resources and relative lack of contacts within this market in comparison with some of our potential indirect distribution channels, may not be as effective as those of our indirect distribution channels.

         We do not have a proven business model for the contact center market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace may be harmed or we will experience a further delay in generating revenues from these products. Our business model for selling Jacada Fusion and Jacada WorkSpace products is different than the business model we have used for our traditional products. To date we have had few deals in which we sold Jacada Fusion and Jacada WorkSpace and therefore we do not have enough experience to determine if our business model is correct and is appropriate for the generation either of new sales or follow-on sales. In the event that our chosen business model is inappropriate, we may need to modify our business model and adjust the manner in which we sell Jacada Fusion and Jacada WorkSpace in order to close subsequent transactions. If our business model is incorrect and must be adjusted, our revenues and expense levels may be adversely affected.

            Revenues from Jacada Fusion and Jacada Workspace, our contact center products, might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations. Historically, revenues from our traditional products were generated from a relatively large number of sales to a wide number of customers. During 2005 and 2006 revenues from the Jacada Fusion and Jacada WorkSpace products derived from large orders from a small number of customers. To the extent that this trend continues, our revenues from Jacada Fusion and Jacada WorkSpace products, which we anticipate will comprise a significant portion of our future revenues, will be dependent on a relatively small number of significant customers. In 2006 and 2005, a sale to one customer accounted for approximately 10% and 22% respectively of our total revenues. Currently we do not expect to make repeat sales to this customer. We also cannot assure you that new customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to become profitable.

         Competition in the markets in which we operate is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced. The markets in which we operate are extremely competitive and subject to rapid changes. In our traditional business, we compete with companies that enable businesses to Web-enable, modernize and integrate their existing software applications to better serve the needs of their users, customers and partners. These companies include AttachmateWRQ Corporation, IBM, Seagull, TIBCO Software and webMethods. Our Jacada Fusion and Jacada WorkSpace products compete with other contact center solutions offered by Microsoft, Corizon and Graham Technology. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

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

         We rely on our key personnel and key management members, whose knowledge of our business and technical expertise would be extremely difficult to replace. Our future success depends, to a certain degree, on the continued services of key management, as well as on our sales and technical personnel. The loss of services of any of our key management for any reason could have a material adverse effect on our business, financial condition and results of operations. We are also dependent on our ability to attract, retain and motivate highly skilled personnel. Competition for qualified personnel is intense in the markets in which we recruit. As a result, our ability to recruit and retain qualified candidates may be limited. In addition, our relatively flat revenues in 2006 in relation to 2005 may cause current employees to leave our company, which may have a material adverse effect on our business.

         Our revenues could be adversely affected if we fail to recruit and retain consultants and other technical service personnel. Sales of our Jacada Fusion and Jacada WorkSpace products require in some cases advance sales activity involving consultants and post-sale implementation and customization. We rely on our staff of professional consultants, other technical service personnel and subcontractors to implement our solutions after being purchased by our customers. Unless we are able to recruit and retain professional consultants, other technical service personnel and subcontractors or hire and train such personnel and subcontractors to replace those who leave us, it will be difficult for us to implement our solutions and obtain customer acceptance and to increase or possibly even maintain our present level of sales due to constraints on our capacity to implement sales. In addition, a growing number of our transactions require implementation of our solutions. In these transactions, the implementation and customization services performed by these personnel are especially important. If we are unable to hire and retain these personnel, it may adversely impact our ability to successfully close such transactions.

         The revenue associated with our traditional products has declined and we expect that it may continue to decline. Therefore, failure to generate increased revenue from our Jacada Fusion and Jacada WorkSpace products will result in increased losses and a material adverse effect on our business. Our revenues are derived from sales of our traditional products, Jacada Interface Server and Jacada HostFuse, and our new products, Jacada Fusion and Jacada WorkSpace, and related maintenance and professional services. The revenue associated with our traditional products has been declining over the past years due to increased competition in this market as well as our decreased sales efforts in this market. We believe that this trend will continue in future years. In addition, it has taken longer than we anticipated to generate increased sales of our contact center market products. To the extent that these trends continue, we will suffer increased losses. To the extent that these trends continue for a prolonged period, we may suffer a material adverse effect.

         Our future growth will be adversely affected and our future operating results may be adversely affected if we fail to develop and introduce new functionality for our contact center products and new products that address new markets or if our new products fail to achieve market acceptance. In order to achieve sales growth we will need to develop and introduce new functionality for our contact center products and new products for new markets. Our ability to develop and introduce new functionality for our contact center products and new products requires us to invest significant resources in research and development and in the sales and marketing of a new product. If we fail to develop and market new products in new markets successfully, we may not be able to recover our research and development expenditures or our sales and marketing expenditures, which would adversely impact our operating results.

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

         In previous years, we experienced fluctuations in our annual and quarterly results of operations, which resulted, and may continue to result, in volatility in our share price. In previous years we have experienced, and may continue to experience, fluctuations in our quarterly results of operations, and we may likewise experience significant fluctuations in our annual results of operations. Factors which have contributed and may in the future contribute to fluctuations in our results of operations include: general economic conditions, the size and timing of orders, including order deferrals, and subsequent shipments, market awareness and acceptance of our products, the capital spending patterns of our customers, customer concentration and the timing of our product introductions or enhancements or that of our competitors or providers of complementary products. Because of these and other factors, our quarterly revenues may fluctuate materially. Therefore, the results of past periods should not be relied upon as an indication of our future performance. It is likely that in some future periods, our operating results may again be below expectations of public market analysts or investors, which may cause our share price to decline.

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

         We expect to be subject to increasing risks of international operations. Currently we market and sell our products and services primarily in North America and Europe, from which areas we received approximately 98% of our total revenues for the year ended December 31, 2006. In 2006 we continued to expand our international operations in Europe. Managing these expanded operations requires significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products in regions other than North America and Europe. Our inability to increase our worldwide operations successfully could adversely impact our business. In addition, exchange rate fluctuations between the dollar and foreign currencies may adversely affect us. Although we utilize currency exchange forward contracts to hedge the payments from our material Euro and Grate Britain Pound (GBP) - denominated transactions, some of our foreign currency-denominated revenues are still not hedged. Accordingly, we are still exposed to the risk that our revenues will decrease in the event that those foreign currencies strengthen against the dollar. See "-Exchange rate fluctuations between the dollar and the NIS may negatively affect our earnings" for a discussion of risks associated with fluctuations in the dollar-NIS exchange rate.

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

         Certain of our products, contain technology that we acquired or licensed from third parties. Because we did not develop the technology ourselves, there may be errors in the technology of which we are not aware. In addition, our products are integrated with our customers' networks and software applications. The sale and support of our products may expose us to the risk of product liability or warranty claims based on damage to these networks or applications caused by the technology we developed or the technology developed by a third party and acquired by us. In addition, the failure of our products to perform to customer expectations could give rise to warranty or other claims. Any of these claims, even if not meritorious, could result in costly litigation or divert management's attention and resources. We may not have sufficient funds or insurance coverage to satisfy any or all liability that may be imposed upon us with respect to these claims.

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

         We incorporate open source technology in our products which may expose us to liability and have a material impact on our product development and sales. Some of our products utilize open source technologies. These technologies are licensed to us on varying license structures but include the general public license. This license and others like it pose a potential risk to products that are integrated with these technologies. For example, in the event we integrate into one of our products a technology covered under the general public license, we may be required to disclose our source code for the integrated product. Disclosing our source code could enable our competitors to eliminate any technological advantage our products may have over theirs, and therefore materially adversely affect our competitive advantage and impact our business results of operations and financial condition. In addition, from time to time there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. We use a limited amount of open source software in our products and may use more open source software in the future. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software.

         A successful claim of product infringement against us or our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

         We may fail to maintain effective internal controls in accordance with
Section 404 of the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 may result in increased general and administrative expense and a diversion of management time and attention. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. In the Future we may identify material weaknesses or significant deficiencies in our controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

          Conditions in and around Israel could adversely affect our operations. Because our research and development facilities are located in Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our operations. Despite the negotiations towards peace between Israel and certain of its Arab neighbors, the future of these peace efforts is uncertain. From October 2000 until recently, there was a significant increase in violence primarily in the West Bank and the Gaza Strip and negotiations between Israel and Palestinian representatives have ceased for periods of time. In January 2006, Hamas, the Islamic Resistance Movement, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates in the Palestinian Parliament and the tension among the different Palestinian factions may create additional unrest and uncertainty. Hamas does not recognize Israel's right to exist as a state and Israel considers Hamas to be a terrorist organization. Accordingly, there can be no assurance that the recent calm and renewal of negotiations between Israel and Palestinian representatives will endure. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. Any renewed hostilities or other factors related to Israel could have a material adverse effect on us or on our business or adversely affect our share price.

         Generally, all non-exempt male adult citizens and permanent residents of Israel under the age of 45 (or older, for citizens with certain occupations), including some of our officers, directors and employees, are obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances.. The absence of these employees for significant periods may cause us to experience operating difficulties. Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit our ability to make sales in those countries.

         Exchange rate fluctuations between the dollar and the NIS may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities-related expenses, are incurred in New Israeli Shekels (NIS). Consequently, inflation in Israel will have the effect of increasing the U.S. dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of valuation of the NIS against the U.S. dollar. Although we hedge partially against risks associated with fluctuations in the dollar-NIS exchange rate, if the dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will still be adversely affected.

         Any failure to obtain the tax benefits from the State of Israel that we anticipate receiving could adversely affect our plans and prospects. Pursuant to the Law for the Encouragement of Capital Investments, 1959, the Israeli government has granted "Approved Enterprise" status to our existing capital investment programs under the Alternative Benefits Program. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. However, we have not yet begun to generate taxable income for purposes of this law. Once we begin to generate taxable income, our financial results could suffer if our tax benefits are significantly reduced.

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

         The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel, or the OCS. The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant. In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments. These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received, together with interest and penalties.

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

         Since October 1999, our Ordinary Shares have been quoted on the Nasdaq National Market under the symbol "JCDA." In addition, our Ordinary Shares have been quoted on the Tel Aviv Stock Exchange under the same symbol or its Hebrew equivalent since June 18, 2001. We develop, market and support unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" workspace, our solutions create greater operational efficiency and increase agent and customer satisfaction. Our traditional products enable businesses to Web-enable, modernize and integrate their existing software applications to better serve the needs of their users, customers and partners. Our new products, Jacada Fusion and Jacada WorkSpace, introduced in May 2004 and September 2005, respectively, target organizations that struggle to reduce operational costs and deliver high quality customer service due to the complexity of the customer service representative's desktop. Our solutions provide our customers with a simplified interaction designed to improve the efficiency of the user and the experience of the user's customer.

         Typical users of our traditional products and services are medium to large businesses with sophisticated technology requirements. Some of the companies that have implemented or are implementing our traditional solutions include AIG, Bank of America, Caterpillar, Delta Air Lines, U.S. Department of Interior, The Federal Reserve Bank, Liberty Mutual Insurance, Manpower, Porsche Cars North America, Prudential Life Insurance Company, Raytheon, The Hartford, and the Spanish social security authorities.

         Typical users of the Jacada Fusion or Jacada WorkSpace products and services are medium to large businesses with inbound contact centers that typically have in excess of 100 agents (customer service representatives). Some of the companies that have purchased Jacada Fusion and Jacada WorkSpace products include Vodafone, West Telemarketing, Cox Communications., Capita Business Services, Lillian Vernon Corporation, Quelle Contact Vertrieb, Embratel - Empresa Brasileira de Telecomunicacoes, Sertel, and Omnium Worldwide.

         See Items 5 and 18 for a description of our capital expenditures for the past three fiscal years. We have made no divestitures during the same time period. In addition, we are not currently engaged in a capital divestiture and our current capital expenditures are for computers, software and peripheral equipment. These capital expenditures are financed with our internal cash resources.

         We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies' shares during fiscal years 2005 and 2006.

B.       Business Overview

Industry Overview

         We have been operating in the application integration and web-enablement market for 16 years. We refer to this market as our "Traditional Market." In 2004, we introduced Jacada Fusion and elected to target corporate customer contact centers. In the third quarter of 2005, we introduced Jacada WorkSpace, a solution specifically designed for the customer contact center market. We refer to this market as the "Contact Center Market".

         Traditional Market

         A significant number of the applications that are critical to companies in operating their businesses, including applications for customer account information, sales and inventory management, customer order information and manufacturing enterprise resource planning, are currently held in existing application environments such as those based on mainframes and mini-computers. Applications for existing systems are typically complex and proprietary and tailored to the needs of a specific company. These applications were originally designed to be accessible only by a fixed network of users, principally employees. Furthermore, these applications have complicated user interfaces, which lack the flexibility and intuitiveness of today's web user interfaces. Companies continue to rely heavily on and invest a significant amount of resources in existing applications and data.

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

         Contact Center  Market

         In today's highly competitive markets, companies increasingly focus on the provision of customer service as a means of increasing customer satisfaction and customer retention rates. For most companies, the key organization involved in this effort is the company's contact center, or call center, whose personnel are directly customer-facing.

         To provide quality customer service, customer service representatives must be able to answer a customer's questions quickly, handle any request the customer may have, and do so in an efficient and pleasant manner. One of the significant challenges in the provision of quality customer service is the complexity of the customer service representative desktop. This is due both to the number of software applications on the customer service representative's computer desktop and to the complexity of the applications used on the desktop. Most customer service representatives must manage three or more applications on their desktop, including billing, inventory, delivery tracking, call tracking and customer relationship management, or CRM, applications, and many customer service representatives have six, eight, ten or more applications they must learn and manage.

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

          o Long and expensive training programs for the customer service representative;

          o    High customer service representative turnover; and

          o    Poor customer satisfaction and low customer retention.

Our Solutions

          We develop, market and support unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" workspace, our solutions create greater operational efficiency and increase agent and customer satisfaction. Our traditional products enable businesses to Web-enable, modernize and integrate their existing software applications to better serve the needs of their users, customers and partners. Our contact center market products, Jacada Fusion and Jacada Workspace simplify the desktop of the customer service representatives to reduce operational costs and improve the customer experience. Our solutions are designed to provide our customers with a simplified interaction to improve the efficiency of the user and the experience of the user's customer.

         Benefits

         Our solutions for our traditional market and contact center market provide the following benefits:

          o Leverage Existing Information Technology Resources. Our solutions permit companies to access their existing applications through browser-enabled desktops or over the Internet, and can integrate these existing applications with newer software implementations such as CRM solutions from companies such as Siebel Systems and Amdocs. This eliminates the need to replace existing applications through time-consuming and expensive custom programming.

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

         Our solutions for the contact center market provide the following additional benefits:

          o Reducing average handle times. Because Jacada Fusion and Jacada Workspace products present users with a single interface through which applications are accessed, they eliminate the need to navigate through and between applications. Therefore they eliminate redundant data entry, cut keystrokes and streamline or even eliminate process steps, including time consuming call wrap-up processes, thereby generating greater efficiency. This enables increased first call resolution and significant reduction in average handle times.

          o Significantly reducing customer service representative training costs. By simplifying the customer service representative desktop and reducing the number of applications with which a customer service representative must interact, our contact center solutions allow our customers to significantly reduce their customer service representative training costs.

          o Increasing revenue opportunities. By reducing average handle times and making it easier for customer service representatives to access all the data needed to answer a customer's question or complete a customer's request, Jacada Fusion and Jacada Workspace enable customer service representatives to perform increased sales activities, leading to potentially greater revenue opportunities.

          o Improving user and customer experience. Reduced average handle times and increased first call resolution enable our customers to improve their customers' experience, helping generate increased customer satisfaction and loyalty. The access to multiple platforms through one user-friendly interface also improves the experience of the customer service representative, leading to improved customer service representative morale and productivity.

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

         Jacada(R) Fusion. Jacada Fusion, a bundling of three Jacada products:
Jacada HostFuse (described above), Jacada WinFuse and Jacada WebFuse (both described below), is a non-invasive integration platform which can automate processes that involve different kinds of business application - whether traditional legacy `green screen' mainframe applications, Windows client/server applications or newer web-based (browser-based) applications.

         Jacada(R) WinFuse. Jacada WinFuse is a non-invasive integration solution that allows companies to web-enable and integrate their Microsoft Windows and client/server applications without modifying or changing anything in the existing application. Jacada WinFuse enables organizations to leverage their existing Windows client/server applications to automate business processes and seamlessly integrate and transfer data from one application to another. Jacada WinFuse can work with almost any 32-bit Windows application.

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

         By service-enabling any Windows-based application, Jacada WinFuse provides for the rapid adoption of service-oriented architectures (SOA), enabling IT to rapidly deliver new functionality.

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

         Jacada(R) WorkSpace. Jacada WorkSpace is a single agent console that unifies customer interaction tools and provides a single access point to all the mission-critical applications required by the customer service representatives to effectively complete a customer interaction. Jacada WorkSpace delivers a wide range of capabilities that enable companies to freely implement optimal contact center processes and maximize customer service representative productivity. Jacada WorkSpace eliminates the inefficiency of a desktop maze by providing an agent with a single interface to access the multitude of disparate systems and resources needed to effectively perform his or her job. In addition, by using dynamic, role-based desktop controls, Jacada WorkSpace enables companies to transform product-specific or function-specific agents to `universal' agents, maximizing agent productivity and reducing operational costs. Currently Jacada WorkSpace operates only on the BEA WebLogic platform.

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

         Support and maintenance services are provided to our customers through agreements under which we provide technical support by telephone, fax, email and the Internet and provide updates, upgrades and fixes to our software products. Our customers may purchase support and maintenance services for 12 months after the initial purchase of a software license, renewable annually thereafter. In addition, customers can elect optional services such as emergency coverage on a 24 hours per day, seven days per week basis and on-site dedicated technical representative.

Principal Markets

         Our principal markets are North America and Europe. We generate revenues from licensing our software products and solutions to customers and providing customers with training, consulting, and support and maintenance services. Software licenses revenues constituted approximately 31.8%, 33.5% and 27.4% of our total revenues for the years ended December 31, 2006, 2005 and 2004, respectively, while service and maintenance revenues constituted approximately 68.2%, 66.5% and 72.6% of our total revenues, respectively, for the same periods. Software licenses revenues generated from North American customers constituted approximately 18.1%, 12.7% and 21.9% of our total revenues for the years ended December 31, 2006, 2005 and 2004, respectively, while service and maintenance revenues generated from North American customers constituted approximately 49.1%, 48.9% and 58.9% of our total revenues, respectively, for the same periods. Software license revenues generated from European customers constituted approximately 12.1%, 20.8% and 4.9% of our total revenues for the years ended December 31, 2006, 2005 and 2004, respectively, while service and maintenance revenues generated from European customers constituted approximately 18.7%, 17.2% and 13.1% of our total revenues, respectively, for the same periods.

Seasonality

         Not applicable.

Sources and Availability of Raw Materials

         Not applicable.

Sales and Marketing

         We sell our products through our direct sales force in North America and Europe, as well as through our indirect distribution channels, consisting of software distributors, independent software vendors, solution providers and system integrators. We also use indirect distribution channels in countries where we have no direct sales operations such as Latin America and Australia. As of December 31, 2006, we had 48 people in our sales and marketing organization, as we had as of December 31, 2005.

         In May 2006 we recruited our new president, who is responsible for our worldwide sales, marketing, business development and field services activities. In addition, during 2006 we made changes in our US sales staff as we believed that we needed persons with different skills and experience than those of our prior sales staff in order to sell our Fusion and WorkSpace products. As part of these changes, which were part of our effort to align our company behind our new products, we recruited a new Vice President of Sales for the Americas markets who made substantial changes in our North American sales team. In addition we increased our sales force both in Israel and in the UK.

         In August 2006 we recruited our new vice president for global corporate development, who is responsible for creating partnerships and alliances with strategic partners and indirect sales channels. During 2006 we invested significantly in the establishment of strategic indirect sales channels such as through alliances with major contact center infrastructure and applications vendors, system integrators and outsourcers for the contact center market. Among other things, we signed a joint marketing agreement with Avaya Inc., a leading global provider of business communications applications, systems and services and a Software License and a Services Agreement with Capita Business Services, a UK leading provider of integrated professional support services. It is our expectation that our indirect distribution channels will extend our market reach by increasing market awareness to our solution and presenting us to potential customers. We intend to continue to invest significantly in 2007 in the establishment of our indirect sales channels.

         Our marketing efforts are focused on generating leads for potential transactions involving our solutions and developing greater awareness among target customers of our solutions and the benefits they can provide. We market our products and services online and through tradeshows and public relations activities. We have developed a wide range of collateral materials and sales tools that are used by both our direct sales force and indirect distribution channels. These materials include brochures, white papers, case studies, press releases and our Web site.

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

         Our customers use our solutions to rapidly and cost effectively improve high value business processes while leveraging their existing investments in application software. Some examples of customers' uses of our products include:

          o Telecommunications providers, which use our solution to assist in streamlining their customer retention process and improve the productivity and efficiency of their contact center.

          o Contact Center Outsourcers; which utilize our solutions to reduce their operational costs, as well as to provide better service for their customers and provide a differentiated service when they compete for new business.

          o Retailers, which use our solutions in their contact centers or their back-office software applications in order to reduce their operational costs, as well as to provide better service for their customers, and to enable existing back-office software applications to be used to receive and process orders from customers and to send orders to suppliers via the Internet.

          o Financial institutions, which use our solutions to provide real-time integration between Siebel Solutions (CRM) and existing back-office systems, eliminating redundant data entry, providing real-time data access and processing, and enhancing customer service and service levels.

          o Insurance companies, which use our solutions to modernize their contact center applications, Web-enable access to these applications for customers to update account information via the Internet, and integrate their customer information systems with CRM applications.

          o Automotive companies, which use our solutions to enhance the quality of their services by enabling dealers in their networks to utilize previously centralized sales and inventory management systems to locate and order cars and parts inventory.

Research and Development

         We believe that strong product development is essential to our strategy of continuing to enhance and expand the capabilities of our products. We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited and intend in the future to recruit key software engineers and developers with experience in Java, .Net, communications, expert systems, Windows internals and Internet technologies. Our research and development efforts, which include internal development as well as acquisition of technology components, are primarily focused on enhancing and adding functionality to our contact center products as well as adding new products based on our expectations of future technologies and industry trends.

         Our research and development expenses were $4.1 million for the year ended December 31, 2006, $4.1 million for the year ended December 31, 2005 and $5.3 million for the year ended December 31, 2004. As of December 31, 2006, 45 professionals were engaged in research and development activities, an increase from 40 professionals at December 31, 2005. See also "Item 5. Operating and Financial Review and Prospects, A. Operating Results, Total Operating Expenses."

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

Competition

         The markets in which we operate are extremely competitive and subject to rapid change. We believe that the competitive factors affecting the markets for our products and services include:

          o    product functionality and features;

          o    availability of global support;

          o    existing vendor relationships;

          o    ease of product implementation;

          o    quality of customer support services;

          o    product reputation;

          o ability to implement our products and receive customer acceptance therefor;

          o    relationships with key distribution partners; and

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

         In our traditional market, we compete with companies that utilize varying approaches to modernize, web-enable and integrate existing software applications. These companies include AttachmateWRQ, IBM, Seagull, TIBCO Software and webMethods. Our Jacada Fusion and Jacada WorkSpace products compete with other contact center solutions offered by Microsoft, Corizon and Graham Technology. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, or other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

Material Effects of Government Regulation in Israel

         Pursuant to the Law for the Encouragement of Capital Investments, 1959, the Israeli government has granted "Approved Enterprise" status to our existing capital investment programs under the Alternative Benefits Program. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. However, we have not yet begun to generate taxable income for purposes of this law. Once we begin to generate taxable income, our financial results could suffer if our tax benefits are significantly reduced.

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

         The revised criteria include provisions generally requiring that at least 25% of the Approved Enterprise's income will be derived from export and that minimum qualifying investments in productive assets be made. Additionally, this amendment enacted major changes in the manner in which tax benefits are awarded under the Law for the Encouragement of Capital Investments, 1959, so that companies no longer require Investment Center approval in order to qualify for tax benefits. Rather, the year in which a company elects to commence its tax benefits is designated as the year of election ("Year of Election"). A company may choose its Year of Election by notifying the Israel Tax Authorities in connection with filings of its annual tax return or within 12 months after the end of the Year of Election, whichever is earlier, or by requesting an advance ruling from the Israel Tax Authorities no later than within six months after the end of the Year of Election.

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

D.       Property, Plants and Equipment

         As of December 31, 2006, our headquarters and principal administrative, research and development operations were located in approximately 13,000 square feet of leased office space in Herzliya, Israel. The lease expires in March 2010.

         In the United States, we lease approximately 18,500 square feet in Atlanta, Georgia, which we utilize for marketing, sales, administration, service and technical support. The lease expires in June 2009, and we have the right to extend the lease for an additional five-year term. We also lease office space in Bellevue, Washington, which we utilize for marketing and sales; this lease is not material.

         In the UK, we lease approximately 800 square feet, which we utilize for sales, marketing and services. The lease expires in August 2007. In addition, we lease office space in Germany, which is utilized for sales and marketing activities. The lease expires in April 2008 and is not material.

Item 5:   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

         We develop, market and support unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" workspace, our solutions create greater operational efficiency and increase agent and customer satisfaction. We also provide related professional services, including training, consulting, support and maintenance.

         We were incorporated in December 1990. We have been operating in the legacy application integration and web-enablement market for 16 years. We refer to this market as our "Traditional Market." In 2004, we introduced Jacada Fusion and elected initially to target corporate customer contact centers. In the third quarter of 2005, we introduced a solution specifically for customer service representatives called Jacada WorkSpace, however Jacada Fusion may be also used by our customer for back office applications. We refer to this market as the "contact center market". Customers of our contact center market products may also use our traditional market products.

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

          Major factors influencing our overall revenues include the decrease in the revenues from our traditional market products, and the increase in revenues from our contact center market products. The decrease in traditional market products revenues in 2006 was primarily due to our decreased sales efforts in this market and the increased competition in this market. The decrease in traditional market product revenues was offset by the increase in revenues from our contact center market products.


Cost of Revenues

          Our costs of revenues are comprised of (a) costs of software licenses,
(b) costs of services and (c) costs of maintenance.

          Cost of software licenses revenues consists of royalties, including payments to the Office of the Chief Scientist of the State of Israel, amortization of acquired technology, royalties to partners, and costs of duplicating media and documentation.

          Cost of services and maintenance revenues consists of compensation expense, related overhead and subcontractor costs for personnel engaged in training, consulting, support and maintenance services for our customers.

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

         Revenues. Our revenue recognition policy is significant because our revenues are a key component of our results of operations. Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. We follow very specific and detailed guidelines in measuring revenues; however, certain judgments affect the application of our revenue policy. Our revenues are principally derived from the licensing of our software and the provision of related services. We recognize revenues from software license in accordance with SOP 97-2 as amended and modified by SOP 98-9. Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, either by written agreement or a purchase order, the software product has been delivered, the license fees are fixed and determinable, collection of the license fees is considered probable and no significant obligations with regard to implementation remain. License fees from software arrangements which involve multiple elements, such as post-contract customer support, consulting and training, are allocated to each element of the arrangement under the "residual method" when Vendor Specific Objective Evidence (VSOE) of fair value exists for all undelivered elements. We determine the fair value of each undelivered element in multiple-element arrangements based on the Vendor Specific Objective Evidence (VSOE) of fair value of each undelivered element when sold separately.

         Arrangements for the sale of software licenses that include services are evaluated to determine whether those services are essential to the functionality of the software. When services are not considered essential to the functionality, the revenues allocable to the services are recognized as the services are performed. When services are considered essential to the functionality, contract accounting is applied

         In judging the probability of collection of software license fees we continuously monitor collection and payments from our customers and maintain a provision for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. For some customers we may grant extended payment terms. We perform initial credit evaluations of our customers and adjust credit limits based upon payment history and the customer's creditworthiness, as determined by our review of their credit information. We consider all arrangements with payment terms extending beyond six months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

         Our traditional software products do not require significant customization or modification. However, in conjunction with the rollout of our contact center market products that are designed to provide an overall solution to customers, we began in 2005 to provide implementation and customization services to our customers and continued to provide such services in 2006. We anticipate that a growing number of our future contact center market products deals will involve substantial customization and implementation services and customer acceptance of our solutions.

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

         Impairment of long-lived assets. Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No.144") whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or group of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We have performed impairment tests on our long-lived assets and as of December 31, 2006, no impairment losses have been identified.

         Goodwill. Under Statement of Financial Accounting Standard No.142, "Goodwill and Other Intangible Assets" ("SFAS No, 142") goodwill acquired in a business combination which closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples. We have performed impairment tests during the third fiscal quarter and determined that our goodwill of $4.6 million was not subject to impairment during fiscal year 2006.

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

         Equity-based compensation expense. We account for equity-based compensation in accordance with SFAS No. 123(R), "Share-Based Payment" beginning January 1, 2006. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of share-based awards at the grant date requires the exercise of judgment, including the amount of share-based awards that are expected to be forfeited. If actual results differ from these estimates, equity- based compensation expense and our results of operations could be impacted. See further discussion below under the caption "Adoption of new accounting standard."

         Our historical operating results for the years ended December 31, 2006, 2005 and 2004 as a percentage of total revenues are as follows:

                                              Year Ended December 31,
                                              -----------------------
                                           2006        2005          2004
                                      ------------ ------------ -------------
Revenues:
 Software Licenses*)                         31.8%        33.5%         27.4%
 Services*)                                  23.2         18.5          29.4
 Maintenance                                 45.0         48.0          43.2
                                      ------------ ------------ -------------
    Total revenues                          100.0%       100.0%        100.0%

Cost of revenues:
 Software Licenses*)                          2.5          3.3           2.8
 Services*)                                  17.8         16.9          17.3
 Maintenance                                  4.2          4.3           5.8
                                      ------------ ------------ -------------
    Total cost of revenues                   24.5         24.5          25.9
                                      ------------ ------------ -------------
Gross profit                                 75.5         75.5          74.1
Operating expenses:
 Research and development                    19.7         20.5          26.7
 Sales and marketing                         49.0         55.3          53.1
 General and administrative*)                                           23.8
 Restructuring                               24.6         28.5           2.7
                                                                -------------
    Total operating expenses                 93.3        104.3         106.3
                                      ------------ ------------ -------------
Operating loss                              (17.8)       (28.8)        (32.2)
Financial income, net                         6.6          4.2           3.9
                                      ------------ ------------ -------------

Net loss before taxes on income             (11.2)       (24.6)        (28.3)

Taxes on income*)                             1.2          0.2           0.2
                                      ------------ ------------ -------------
Net loss                                   (12.4)%      (24.8)%       (28.5)%
                                      ============ ============ =============

*Certain   amounts   in  prior  years'  results  have  been reclassified in
order to conform to our 2006 clasifications.

Adoption of new accounting standard

        Accounting for equity-based compensation

        Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share-Based Payment", using the modified-prospective-transition method. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS No. 123. Stock-based compensation expenses for all stock-based compensation awards granted subsequent to January 1, 2006 was based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock-based compensation awards based on the market value of the underlying shares at the date of grant.

         As a result of adopting Statement 123(R) on January 1, 2006, our loss before income taxes and net loss for the year ended December 31, 2006, was $ 671 higher, than if it had continued to account for share-based compensation under Opinion 25. Basic and diluted loss per share for the year ended December 31, 2006 was $ 0.03 higher, than if we had continued to account for share-based compensation under Opinion 25.


Recently Issued Accounting Pronouncements


         In June 2006, the FASB issued Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes"("SFAS No. 109"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. Also, the interpretation provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 will be effective for fiscal periods beginning after December 15, 2006. We do not expect that the adoption of FIN 48 will a have a material impact on our financial statements.

         In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 "Fair Value Measurments", "(SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not anticipate any material impact on its consolidated financial statements upon the adoption of SFAS No. 157.

         In February, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

Years Ended December 31, 2006, 2005 and 2004

Revenues and Cost of Revenues

Revenues. Revenues were $20.7 million, $19.9 million and $19.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. The increase in total revenues in 2006 as compared to 2005 was due to the increase in revenues from our contact center market products and services in an amount of $3.4 million which was partially offset by a decrease in traditional product and services revenues in an amount of $2.6 million. The slight increase in total revenues in 2005 as compared to 2004 was also due to the increase in revenues from our contact center market products in an amount of $3.9 million, which offset the decrease in traditional product revenues in an amount of $3.8 million.
         For the years ended December 31, 2006 and 2005 one of our customers represented approximately 10% and 22% respectively of our total revenues. For the year ended December 31, 2004, no customer represented 10% or more of our revenues.

         Software licenses revenues. Software licenses revenues were $6.6 million, or 31.8 % of revenues for the year ended December 31, 2006, compared to $6.7 million, or 33.5% of revenues for the year ended December 31, 2005, and $5.4 million, or 27.4% of revenues for the year ended December 31, 2004. The slight decrease in software revenues during 2006 as compared to 2005 was primarily related to decrease in traditional product revenues which was partially offset by the increase in revenues from our contact center market products. The 23% increase in software revenues during 2005 as compared to 2004 was primarily related to a transaction with a major customer of our contact center market products which was partially offset by a decrease in traditional product revenues.

         Service revenues. Service revenues were $4.8 million or 23.2% of revenues for the year ended December 31, 2006, compared to $3.7 million or 18.5% of revenues for the year ended December 31, 2005, and $5.8 million or 29.4% of revenues for the year ended December 31, 2004. Service revenues are generated primarily from implementation and customization of our software products and from supporting customers during the implementation of projects. The 30.0% increase in service revenues in 2006 is due to recognition of revenue from transactions we signed in 2005 and from an increase in the implementations of our contact center market products during 2006 which was partially offset by the decrease in our traditional services revenues. The decrease in service revenues in 2005 is due to the decrease in sales of our traditional software products, which resulted in a decrease in follow-up services transactions. Furthermore, a significant portion of our traditional software and products revenues in 2005 were due to sales to existing customers, which sales generally do not involve a service component.

         Maintenance revenues. Maintenance revenues were $9.3 million or 45.0% of revenues for the year ended December 31, 2006, compared to $9.6 million or 48.0% of revenues for the year ended December 31, 2005 and $8.6 million or 43.2% of revenues for the year ended December 31, 2004. The decrease in maintenance revenues during 2006 was primarily related to non renewal of maintenance agreements, primarily by several customers of our traditional products. The increase in maintenance revenues during 2005 was primarily related to a transaction with a major customer of our contact center market products.

         Total Cost of Revenues. Total Cost of revenues was $5.1 million or 24.5% of revenues for the year ended December 31, 2006, compared to $4.9 million or 24.5% of revenues for the year ended December 31, 2005 and $5.1 million or 25.9% of revenues for the year ended December 31, 2004. The increase in cost of revenues during 2006 was primarily due to an increase in the cost of services revenues as discussed below. The decrease in cost of revenues during 2005 was primarily due to savings due to the reduction in manpower and related costs which was partially offset by the allocation of research and development costs to costs of services as explained below.

         Cost of software licenses revenues was $0.5 million or 2.5% of revenues for the year ended December 31, 2006, compared to $0.6 million or 3.3% of revenues for the year ended December 31, 2005 and $0.5 million or 2.8% of revenues for the year ended December 31, 2004. The changes in costs of software licenses in 2006 and 2005 resulted from the changes in payment of royalties to the OCS (See item 4b. "Material Effects of Government Regulation in Israel) and payments to our software vendors.

         Cost of service revenues was $3.7 million or 17.8% of revenues for the year ended December 31, 2006, compared to $3.4 million or 16.9% of revenues for the year ended December 31, 2005 and $3.4 million or 17.3% of revenues for the year ended December 31, 2004. The increase in cost of services revenues in 2006 was due to an increase in services personnel, as we grew from 22 services professionals at year end 2005 to 26 at year end 2006 in order to support the increase in services revenue, and the related recruitment fees, increase in compensation costs and the use of subcontractors for the performance of services to some of our customers.

         Cost of maintenance revenues was $0.9 million or 4.2% of revenues for the year ended December 31, 2006, compared to $0.9 million or 4.3% of revenues for the year ended December 31, 2005, and compared to $1.1 million or 5.8% of revenues for the year ended December 31, 2004. The decrease in cost of maintenance revenues in 2005 was due to the reduction in our work force as part the realignment of our business behind Jacada Fusion in the first quarter of 2005 and the maturity of our traditional products.

Total Operating Expenses

         Total operating expenses in 2006 were $19.3 million, representing a decrease from $20.8 million in 2005. This decrease was achieved primarily by a decrease in sales and marketing expenses in the amount of $0.9 million and a decrease in general and administrative expenses in the amount of $0.6 million.

         During the first quarter of 2005, in response to the realization that the sales cycle of Jacada Fusion products was longer than we anticipated, we adopted an alignment plan in an attempt to minimize the gap between our declining traditional business revenue and the anticipated Jacada Fusion revenue by improving operational processes. The plan included merging several departments, aligning the marketing and sales organization to support the new business model and implementing various expense reductions. These changes also resulted in a 12% reduction in workforce worldwide and included the related costs associated with this reduction.

         Total operating expenses in 2005 were $20.8 million, representing a slight decrease from $21.0 million in 2004, which includes a restructuring cost in the amount of $0.5 million. This was achieved by savings from our first quarter alignment plan resulted with a reduction of $1.2 million in research and development expenses being offset by increases of $1.0 million in general and administrative expenses and $0.5 in sales and marketing expenses.

         Research and Development. Research and development expenses were $4.1 million, $4.1 million and $5.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. The decrease from 2004 to 2005 was due to (a) the reduction in our work force as part of our realignment of our business behind Jacada Fusion products in the first quarter of 2005 and (b) the allocation of salaries and other costs of development personnel involved in the provision of customization services as part of certain software projects to costs of services from research and development. The research and development expenses in 2004 include cost associated with an increase in hiring through the end of the year offset by savings associated with the closing of our lab in Minneapolis and the consolidation of all research and development activities into our facilities in Israel. As a percentage of total revenues, research and development expenses were 19.7%, 20.5% and 26.7% for the years ended December 31, 2006, 2005 and 2004, respectively.

         Sales and Marketing. Sales and marketing expenses were $10.1 million, $11.0 million and $10.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. The decrease in 2006 compared to 2005 was primarily due to decrease in commission and incentive payments, which was slightly offset by stock based compensation expenses resulted from the adoption of SFAS 123(R). The increase in 2005 compared to 2004 was primarily due to compensation costs related to new hiring in our sales organization, and to increases in commission and incentive payments. The increase in sales expenses was partially offset by a reduction in marketing expenses due to a reduction in marketing personnel as part of the realignment of our business behind Jacada Fusion products in the first quarter of 2005 and an overall reduction in our marketing budget. As a percentage of total revenues, sales and marketing expenses were 49%, 55.3% and 53.1% for the years ended December 31, 2006, 2005 and 2004, respectively.

         General and Administrative. General and administrative expenses were $5.1 million, $5.7 million and $4.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. As a percentage of total revenues, general and administrative expenses were 24.6%, 28.5% and 23.8% of total revenues for the years ended December 31, 2006, 2005 and 2004, respectively. The decrease in 2006 compared to 2005 was primarily due to reduction in ordinary course of business expenses, which was partially offset by stock based compensation expenses in the amount of 0.1 million Dollars resulted from the adoption of SFAS 123(R) and by compensation expenses related to modification resulting from the extension of the exercise period of outstanding options previously granted to our directors. The increase in 2005 compared to 2004 was primarily due to expenses incurred in connection with legal matters relating to former employees as well as an increase in executive compensation relating to the hiring of the former President of Jacada, Inc.

         Restructuring. During 2004, we recorded a charge in the amount of $0.5 million, or 2.7% of revenues, associated with the consolidation of all research and development operations in Minneapolis into the lab in Israel. This consolidation was designed to improve overall development efficiency, accelerate new product releases and reduce operating expenses.

         Financial Income, Net. Financial income, net, was $1.4 million for the year ended December 31, 2006, $0.8 million for the year ended December 31, 2005 and $0.8 million for the year ended December 31, 2004. In October 1999, we raised approximately $51 million, net of expenses, in an initial public offering. Most of the financial income was generated from investments of our funds in certain financial instruments, which generate interest income. The increase from 2005 to 2006 is primarily due to the increase in interest paid on marketable securities.

         Income Taxes. The income taxes we paid in 2006 represents US alternative minimal federal taxes and withholding taxes.

         Net Loss. As a result of the above factors, our operations resulted in net losses of $2.6 million in 2006, $5.0 million in 2005 and $5.6 million in 2004.

B.       Liquidity and Capital Resources

         Since our inception, we have funded operations through the private placement and public offering of equity securities, internal operations and, to a lesser extent, borrowings from financial institutions.

         As of December 31, 2006, we had $35.9 million in cash and investments, all of which were interest bearing. During 2006, operating activities used approximately $ 0.4 million in cash. The major component using cash during 2006 was the net loss of $2.6 million from operations. The use of cash was offset by the non-cash depreciation and amortization of $0.9 million, the non-cash expenses for stock compensation related to options granted to employees of $0.7, increase in accrued expenses and other liabilities $0.4 and proceeds from exercise of stock options of $0.6 million.

         As of December 31, 2005, we had $35.7 million in cash and investments, all of which were interest bearing. During 2005, operating activities used approximately $2.9 million in cash. The major component using cash during 2005 was the net loss of $5.0 million from operations. Partially offsetting the use of cash was the non-cash depreciation and amortization of $0.9 million, an increase in deferred revenue of $1.7 million, proceeds from exercise of stock options of $0.5 million, proceeds from sales of fixed assets of $0.1 million and decrease in trade receivables of $0.9 million.

         As of December 31, 2004, we had $37.6 million in cash and investments, all of which were interest and dividend bearing. During 2004, operating activities used approximately $2.6 million in cash. The major components using cash during 2004 included the net loss of $5.6 million from operations and the acquisition of technology in the amount of $0.9 million. Partially offsetting the use of cash was the non-cash depreciation and amortization of $1.2 million, an increase in deferred revenue of $0.5 million, proceeds from exercise of stock options of $0.4 million, proceeds from sales of fixed assets of $0.3 million, increase in trade payables of $0.5 million, and decrease in accrued interest and amortization of premium on marketable securities of $0.6 million.

         Expenditures for property and equipment were approximately $0.5 million, $0.3 million and $0.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations.

         Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations, acquisitions and other factors. We believe our working capital is sufficient for our projected requirements.

         Derivative Financial Instruments. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore may use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on accounts receivable and future cash flows from certain Euro-denominated transactions as well as certain NIS-denominated expenses. The counter-parties to our forward contracts are major financial institutions with high credit ratings. As of December 31, 2006, we had forward contracts to sell up to $1,424,323 for a total amount of NIS 6,017,766 maturing prior to October 1, 2007.

         Impact of Taxation. Please refer to Item 3.D and Item 10.E for certain information regarding tax benefits in Israel.

C.       Research and Development, Patents and Licenses, Etc.

         We believe that strong product development is essential to our strategy of continuing to enhance and expand the capabilities of our products. We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited key software engineers and developers with experience in Java, .Net, communications, expert systems, Windows internals and Internet technologies. Our research and development efforts in recent years have been primarily focused on enhancing and adding functionality to our contact center market products and adding new products based on our expectations of future technologies and industry trends.

         Our research and development expenses were $4.1 million for the year ended December 31, 2006, $4.1 million for the year ended December 31, 2005 and $5.3 million for the year ended December 31, 2004. As of December 31, 2006, 2005 and 2004, respectively, we had 45, 40 and 52 employees engaged in our product development activities.

D.       Trend Information

         Our overall revenues from sales of our traditional software products have been declining over the past years, mainly as a result of our decreased selling efforts in this market and increased competition in this market. Our maintenance revenues from traditional market products have declined in 2006 primarily due to non renewal of maintenance agreements, mainly by several customers of our traditional products. See "Risk Factors - "The revenue associated with our traditional products has declined and we expect that it may continue to decline. Since it has taken longer than we expected to generate increased revenue from our new Jacada Fusion and Jacada WorkSpace products, failure to increase revenues will result in increased losses and a material adverse effect on our business" and "Competition in the markets in which we operate is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced" for a discussion of the potential effects of these trends.

         Our sales cycle for Jacada Fusion and Jacada WorkSpace products is longer than we expected. Therefore, we are unable to determine if our business model will support our forecasted revenue. See "Risk Factor "Our introduction of Jacada Fusion and Jacada WorkSpace represents an attempt to enter a new market in which we have limited experience and failure to successfully penetrate this market would harm our results of operations" and "We do not have a proven business model for the contact center market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market is incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace may be harmed or we will experience a further delay in generating revenues from these products" for a discussion of the potential effects of this trend.

         Our contact center market products might generate revenues from a smaller number of deals with larger average dollar amounts compared to our traditional market products. See "Risk Factor: "Revenues from Jacada Fusion and Jacada Workspace our contact center products might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations" for a discussion of the risks our business and prospects for growth face in connection with our contact center market products.

         We anticipate that a growing number of our future contact center market products deals will involve substantial customization and implementation services of our solutions. Where the contractual terms of such deals include a provision for customer acceptance, revenues will be recognize either when such acceptance has been obtained or when the acceptance provision has lapsed. See "Risk Factor: Our revenues could be adversely affected if we fail to recruit and retain consultants and other technical service personnel".

         E. Off-balance sheet arrangements. Aside from royalty obligations to the OCS in connection with future sales on our products we are not party to any off-balance sheet arrangements. See Item 4b. "Material Effects of Government Regulation in Israel".

         F. Tabular Disclosure of Contractual Obligations. The following table summarizes our contractual obligations and commercial commitments as of December 31, 2006:

       Contractual Obligations                            Payments due by period (in thousands)
       -----------------------         ---------------------------------------------------------------------------
                                            Total   Less than 1 year   1-3 years   3-5 years   More than 5 years
                                            -----   ----------------   ---------   ---------   -----------------
Facilities                                 $2,055         $806          $1,227        $22              -
Vehicles                                     $562         $311           $244         $7               -
Severance pay*                             $1,567           -              -           -               -


*Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination of the respective employee and may be reduced if the employee's termination is voluntary. As of December 31, 2006, the severance pay funds were $1.0 million and will be used to satisfy a portion of our obligations.

Item 6:   DIRECTORS, SENIOR MANAGEMENT AND EMPOYEES

A.       Directors and Senior Management

         The following table sets forth certain information regarding our executive officers and directors as of May 31, 2007:

Name                                            Age                    Position
------------------------------------------   --------------------------------------------------------------
Gideon Hollander(1)                              42        Chief Executive Officer and Director
Paul O'Callaghan                                 51        President
Tzvia Broida                                     38        Chief Financial Officer
David Holmes                                     52        Executive Vice President, Global Marketing
Ofer Yourvexel                                   43        Senior Vice President Sales and Managing Director of
                                                           Jacada EMEA & APAC
Benny Schlesinger                                37        Chief Technical Officer
Yossie Hollander                                 50        Chairman of the Board and Director
Ohad Zuckerman(2)(1)                             42        Director
Naomi Atsmon(2)                                  54        Director
Dan Falk (2)                                     62        Director
Avner Atsmon(2)                                  44        Director
(1)    Member of the Options Committee
(2)    Member of the Audit Committee


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

         Paul O'Callaghan joined us in May 2006 as our President. Mr. O'Callaghan has more than 25 years of executive experience in the international software, Internet and network infrastructure markets. From February 2003 to May 2006 Mr. O'Callaghan was Senior Vice President of Worldwide Sales & Field Services for Optio Software a provider of software solutions that enable organizations to improve functionality and quality in their inbound and outbound document processes. Mr. O'Callaghan also held that position from May 2001 to November 2001. From July 2000 to February 2001 Mr. O'Callaghan was Senior Vice President of Worldwide Sales and Services for Idapta Inc. From November 1997 to July 2000 Mr. O'Callaghan was Vice President of Sales for XACCT Technologies (acquired by Amdocs Limited). From December 1994 to November 1997 Mr. O'Callaghan was Area Vice President for Southeastern Operations, Cisco Systems. From November 1993 to December 1994 Mr. O'Callaghan was Vice President of Sales for Network Systems Corporation. From January 1990 to November 1993 Mr. O'Callaghan was Senior Vice President of Sales and Marketing for Imnet Systems. From January 1982 to January 1990 Mr. O'Callaghan was Country Manager
(UK)/Southern Region Sales Vice President Network Systems Corporation (acquired by StorageTek).

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

         David Holmes has been Executive Vice President of Global Marketing since December 2002. He served as Senior Vice President, Marketing from June 1998 through December 2002 and as Vice President of Marketing from October 1995 to June 1998. From June 1991 to October 1995, Mr. Holmes was Marketing Director for KnowledgeWare, Inc., later acquired by Sterling Software, Inc. From March 1984 to June 1991, Mr. Holmes was a consultant for Deloitte & Touche.

         Ofer Yourvexel has been our Senior Vice President Sales and Managing Director of Jacada EMEA & APAC since March 2004. From March 2003 to March 2004, Mr. Yourvexel was Executive Vice President of Visonic Technologies, a provider of integrated identification solutions to enhance security, safety and communications throughout enterprises. From September 1998 to March 2003, Mr. Yourvexel headed the Marketing and Sales division at Elpas, a Visonic Technologies company. From June 1996 to August 1998, Mr. Yourvexel held the position of President at Enigma U.S.A. Inc., stationed in Boston; Enigma is a worldwide leader in the development, implementation and marketing of electronic publishing solutions from June 1991 to May 1996. Mr. Yourvexel began his career in the high-tech industry at Tefen Ltd., a leading industrial engineering and system analysis consulting firm, where he advanced to Vice President of Operations in the Central U.S.A. region.

         Benny Schlesinger has been our Chief Technical Officer since April 2005, having served as our Chief Architect since June 2001. Mr. Schlesinger has held various R&D positions at Jacada since November 1995. Prior to that he served for 5 years in an elite unit of the Israeli Defense Forces and was responsible for large software development projects.

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

         Ohad Zuckerman has served as a director since December 2000. Mr. Zuckerman is the CEO and President of Zeraim Gedera Ltd., an agricultural company which specializes in breeding of vegetable varieties as well as in production and marketing to the seeds of such varieties, a position he has held since January 2000. From 1998 to January 2000, Mr. Zuckerman served as the Executive Vice President of Zeraim Gedera and from 1990 to 1998 he served at the same company as the Marketing Manager. Mr. Zuckerman served as a member of the board of directors at Maximal Innovative Intelligence LTD, a provider of software for extracting information from data warehouses, from 1998 to 2002.

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

         Dan Falk as served as a director since August 2004. Mr. Falk serves as a member of the boards of directors of Orbotech Ltd., Attunity Ltd., Nice System Ltd., Orad Hi-Tech SystemsLtd., Netafim Ltd., Ormat Technologies Inc., ClickSoftware Technologies Ltd., Poalim Ventures 1 Ltd., Dmatek Ltd., Plastopil Ltd. and Nova Measuring Systems Ltd. In 1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.

         Avner Atsmon joined us in October 2006 as a director. Mr. Atsmon served as Vice President of Engineering of Starhome Ltd. from January 2000 to June 2002. From December 1993 to December 1999 Mr. Atsmon served in several positions at Comverse Infosys including as a Chief Operating Officer. From November 1991 to November 1993 Mr. Atsmon was Fax Application Manager of National Semi-Conductors, Palo Alto California. Naomi Atsmon and Avner Atsmon have notified us that they are not related.

B.       Compensation

         The aggregate remuneration we paid for the year ended December 31, 2006 to all executive officers as a group was $1,064,171 in salaries, fees, commissions and bonuses. This also includes $68,152 set aside or accrued to provide for pension, retirement or similar benefits provided to our executive officers. As of May 20, 2003, directors (except the CEO) each receive $750 for each meeting of the board of directors attended and each meeting of a committee of the board of directors attended. In addition, all directors are entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as board members, including attending board of directors meetings. Directors also receive options to purchase our ordinary shares.

         As of May 31, 2007 options to purchase 2,068,250 ordinary shares granted to our directors and executive officers (12 persons) under our option plans were outstanding. The weighted average exercise price of these options was $3.30 per share ranging from $1.20 to $11.00, and the expiration dates of the options range from December 31, 2007 to July 26, 2015.

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

         At our annual meeting in August 2004, the shareholders voted to fix the number of directors at six directors. In accordance with the terms of our articles of association, the board of directors is divided into four classes, with the following terms of office:

          o Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2009;

          o Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2007;

          o Class III directors, whose terms expire at the annual meeting of shareholders to be held in 2008; and

          o A class of directors whose terms expire after one year, at each annual meeting of shareholders.

         Our Class I directors are Avner Atsmon and Ohad Zuckerman. Our Class II director is Naomi Atsmon. Our Class III directors are Gideon Hollander and Yossie Hollander. Our director with a term of one year is Dan Falk.

         At each annual meeting of shareholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election, other than the class of directors whose terms expire after one year. Any additional directorships resulting from an increase in the number of directors will be distributed among the four classes. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company.

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

         The current members of the audit committee are: Ohad Zuckerman, Naomi Atsmon, Dan Falk and Avner Atsmon.

         In addition, the Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. We have appointed Mr. Doron Cohen from Fahn Kanne Control Management Ltd. to serve as our internal auditor.

Options Committee

         The responsibilities of the options committee include granting of options under our stock options plans in accordance with policies determined by our board of directors.

         The current members of the options committee are Gideon Hollander and Ohad Zuckerman.

External Directors

         Under the Companies Law, Israeli companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel are treated as public companies. Under this law, a public company, like ours, is required to appoint at least two external directors. This law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or this controlling entity. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. External directors are elected at a shareholders meeting, provided that either the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of such election or the total number of shares voted against the election does not exceed one percent of the aggregate voting rights in the company. External directors do not have powers or authority that are different from those granted to all other directors. An external director is appointed for a term of three years and may be reelected to one additional term of three years by a majority vote at a shareholders' meeting, subject to the conditions described above for the election of external directors. In addition, under a recent amendment to the regulations promulgated under the Companies Law, external directors of public companies whose shares are also registered for trading in certain stock exchanges outside of Israel, like ours, may be elected for additional three year terms (in excess of the original six year term) provided that in light of such external director's expertise and special contribution to the work of the company's board of directors and audit committee, the re-election of such external director is for the benefit of the company.

         A person may not serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an external director. Any committee of the board of directors must include at least one external director, except that the audit committee must include both external directors. An external director is only entitled to compensation as provided in regulations promulgated under the Companies Law. Ohad Zuckerman, Naomi Atsmon and Avner Atsmon are currently serving as our external directors. Naomi Atsmon and Avner Atsmon have notified us that they are not related.

         The Companies Law requires that at least one external director have financial and accounting expertise and that the other external director meet certain professional qualifications. Certain regulations promulgated under the Companies Law set out the conditions and criteria for a director qualifying as having a "financial and accounting expertise" or a "professional qualification". A director with financial and accounting expertise is a director who, due to his education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him to understand in depth the company's financial statements and to initiate a debate regarding the manner in which the company's financial information is presented. However, under a recent amendment to the regulations promulgated under the Companies Law, a public company whose shares are also registered for trading in certain stock exchanges outside of Israel, like ours, is not required to appoint an external director with financial and accounting expertise, if at such time there is another director serving on the board of directors of such company who has financial and accounting expertise and who is an independent director for purposes of membership on the audit committee thereof, in accordance with the applicable laws of the state in which such shares are registered (and the rules and regulations of such foreign stock exchange). Our Board of Directors has determined that Mr. Dan Falk has financial and accounting expertise. Mr. Falk also meets the requirements of the NASDAQ Stock Market listing standards to be an "independent" director and audit committee member. Therefore we are not required to appoint an external director, under the Company's Law, with financial and accounting expertise. A director who meets certain professional qualifications is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration,
(ii) the director either holds another academic degree or has obtained other high education in the company's primary field of business or in an area that is relevant to his position, (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities:
(a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position. A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person's financial and according expertise or professional qualification).

Nomination Committee Charter - Exemption

         As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the NASD rule that requires adoption of a formal written charter or board resolution addressing the nominations process. Under the Companies Law, the nominations process is conducted by the full board of directors, and there is no requirement to adopt a formal written charter or board resolution addressing a company's nomination process.

Compensation Committee - Exemption

         As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the NASD rule that requires that the compensation of the chief executive officer and all other executive officers of the company be determined, or recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee comprised solely of independent directors. Under the Companies Law, the compensation of such officers is determined by the full board of directors, and there is no requirement for a recommendation or determination by independent directors or a compensation committee.

D.       Employees

         As of December 31, 2006, we had 76 employees in Israel, 67 in the United States, 14 in Europe and 2 in Latin America. Of our 159 employees, 45 were engaged in research and development, 48 in sales, marketing and business development, 36 in professional services and technical support and 30 in finance, administration and operations. With respect to our Israeli employees, we are subject to Israeli labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

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

The following table sets forth for the last three financial years, the number of our employees broken down into categories.

                 Period ending December 31,          2006        2005       2004

  Research and Development                            45          40         52
  Marketing, Sales and Customer Support               84          80         88
  Administration Management and Information Systems   30          25         32
  Total                                              159         145        172

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

         As of March 31, 2007 we had 1,969,960 ordinary shares available for future grants under these option plans to be granted to officers, directors, employees and consultants. As of December 31, 2006, options to purchase 3,677,401 ordinary shares were outstanding under the option plans. As of December 31, 2006, the weighted average exercise price of options outstanding under our option plans is $3.19. Our option plans are administered by our board of directors and the options committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants. In addition, pursuant to the option plans, the exercise price of options shall be determined by our board of directors or our options committee but may not be less than the par value of the ordinary shares and is typically the fair market value on the date of grant. The vesting schedule of the options is also determined by our board of directors or our options committee but generally the options vest over a four year period. Generally, options granted under the option plans are exercisable until seven to ten years from the date of the grant. The 1996 Option Plan expired on December 31, 2005. The 1999 Option Plan and the 2003 Share Option Plan will expire on December 31, 2009 and December 31, 2012, respectively.

Item 7:   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

         The following table sets forth, to the best of our knowledge, as of March 31, 2007, those shareholders that own 5% or more of our capital stock


Name of Beneficial Owner              Number of Shares Owned       Percentage
-------------------------             ----------------------       ----------

Yossie Hollander (1)                       2,244,010                  11.07%
Gideon Hollander  (2)                      2,139,987                  10.56%
Emancipation Capital, LP (3)               1,328,073                   6.55%

 (1) Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander. Represents 1,301,280 ordinary shares owned individually by Mr. Hollander, 302,670 ordinary shares owned by Mr. Hollander's spouse and 500,060 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein. Includes 140,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 480,000 ordinary shares owned by Mr. Hollander' mother as Mr. Hollander disclaims beneficial ownership of such shares and an aggregate of 1,549,600 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests. Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts. Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346.

(2) Based on a Schedule 13G filed with the Commission on February 14, 2007. Represents 1,564,987 ordinary shares owned individually by Mr. Hollander, and 575.000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 480,000 ordinary shares owned by Mr. Hollander' mother as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 11 Galgalei Haplada Street, Herzliya, 46722, Israel.

(3) Based on a Schedule 13G filed with the Commission on February 14, 2007, this amount represents ordinary shares held by the following entities,
         (i) 1,169,036,ordinary shares held by Emancipation Capital, LP and (ii) 159, 037ordinary shares held by Hurley Capital, LLC, constituting, in the aggregate, 6.55% of our outstanding capital stock. We make no representation as to the accuracy or completeness of the information reported. The address of Emancipation Capital, LP and of Hurley Capital, LLC is 1120 Avenue of the Americas, Suite 1504 New York, NY 10036, USA.

         Based on a Schedule 13G/A filed with the Commission on November 30, 2005, Airbus Foundation held 888,708 of our ordinary shares as of such date, constituting 4.5% of our capital stock as of such date. Accordingly Airbus Foundation has been removed from the above table. Based on a Schedule 13G/A filed with the Commission on January 14, 2005, Airbus Foundation held 1,802,692 of our ordinary shares as of such date, constituting 9.3% of our capital stock as of such date. The address of Airbus Foundation is c/o Allegemeines, Treuunternehmen, P.O. Box 83, FL - 9490 Vaduz, Liechtenstein.


         The shareholders that own 5% or more of our capital stock do not have different voting rights.

         Based on information available to us, as of May 1st, 2007, there were 51 record holders of our shares in the United States, which represented approximately 43% of the outstanding shares as of such date. To our knowledge, no corporation, foreign government or other natural or legal person directly or indirectly controls Jacada.

B.       Related Party Transactions


         On October 5, 2006 our shareholders' general meeting approved the extension of the exercise period of all outstanding options to purchase ordinary shares previously granted to our directors, to a period of two years from the date of termination of each such director's service.

C.       Interests of Expert and Counsel

         Not applicable.

Item 8:   FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

See Item 18 for audited consolidated financial statements.

Export Sales

         We generated approximately 69% of our revenues in North and Latin America and approximately 31% in Europe through wholly owned subsidiaries during the period beginning January 1, 2006 and ending December 31, 2006. Our export sales consist mainly of intercompany transactions with our subsidiaries.

Legal Proceedings

         We are, from time to time, a party to legal proceedings that are incidental to our business.

         We do not believe that any legal proceeding to which we currently are a party is likely to have a material impact upon us.

Dividend Policy

         We have no current intention of paying dividends.

B.       Significant Changes

         There have been no significant changes since the date of our financial statements filed with this Annual Report for the year 2006.

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



            Year              Period                High            Low
         ----------   ------------------------  -------------   -----------
            2002        01/01/02 - 12/31/02            3.740         1.080
            2003        01/01/03 - 12/31/03            3.740         1.180
            2004        01/01/04 - 12/31/04            4.730         2.120
            2005        01/01/05 - 12/31/05            3.580         1.930
            2006        01/01/06 - 12/31/06            3.100         2.060

The following table shows the high and low market prices on the Nasdaq National Market for our ordinary shares for each financial quarter during our two most recent financial years.

                   Period                          High                Low
         --------------------------            --------------     --------------
             01/01/05 - 03/31/05                     2.89               1.93
             04/01/05 - 06/30/05                     2.87               2.18
             07/01/05 - 09/30/05                     3.58               2.46
             10/01/05 - 12/31/05                     3.53               2.28
             01/01/06 - 03/31/06                     2.98               2.43
             04/01/06 - 06/30/06                     3.10               2.25
             07/01/06 - 09/30/06                     2.63               2.10
             10/01/06 - 12/31/06                     2.78               2.06
             01/01/07 - 03/31/07                     3.40               2.46

         The following table shows the high and low market prices on the Nasdaq National Market for our ordinary shares for the most recent six months.

             Month                                 High                Low
         ------------                          --------------      -------------
             12/06                                   2.70               2.35
             01/07                                   3.20               2.46
             02/07                                   3.30               2.62
             03/07                                   3.40               2.75
             04/07                                   3.59               3.12
             05/07                                   3.98               3.41


         The following table shows the high and low market prices on the TASE of our ordinary shares in the indicated years. Trading in our shares on the TASE commenced on June 18, 2001. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rate between the U.S. Dollar and the NIS.

           Year                Period               High           Low
         ----------   ------------------------  -------------   -----------
           2002          01/01/02 - 12/31/02         3.48           1.21
           2003          01/01/03 - 12/31/03         3.87           1.59
           2004          01/01/04 - 12/31/04         4.73           2.12
           2005          01/01/05 - 12/31/05         3.37           1.86
           2006          01/01/06 - 12/31/06         3.11           2.19

         The following table shows the high and low market prices on the TASE for our ordinary shares for each financial quarter during our two most recent financial years. Share prices in the TASE are denominated in New Israeli Shekels
(NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rates between the U.S. Dollar and the NIS.

                  Period                            High               Low
         --------------------------            --------------     --------------
            01/01/05 - 03/31/05                      2.63               1.86
            04/01/05 - 06/30/05                       2.8               2.15
            07/01/05 - 09/30/05                      3.37                2.6
            10/01/05 - 12/31/05                      3.50               2.42
            01/01/06 - 03/31/06                      2.94               2.43
            04/01/06 - 06/30/06                      3.11               2.35
            07/01/06 - 09/30/06                      2.37               2.19
            10/01/06 - 12/31/06                      2.78               2.29
            01/01/07 - 03/31/07                      3.34               2.48


         The following table shows the high and low market prices on the TASE for our ordinary shares for the most recent six months. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rates between the U.S. Dollar and the NIS.



            Month                                   High                Low
         ------------                          --------------      -------------
            12/06                                    2.67                2.42
            01/07                                    2.98                2.48
            02/07                                    3.27                2.86
            03/07                                    3.34                2.89
            04/07                                    3.52                3.27
            05/07                                    3.80                3.38


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

         An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator's award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company's activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria. In addition, a company may undertake in advance to indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

          o reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

o reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

         An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

          o a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
          o a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and
          o a financial liability imposed on the office holder in favor of a third party.

         An Israeli company may not indemnify or insure an office holder against any of the following:

          o a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
          o a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
          o an act or omission committed with intent to derive illegal personal benefit; or
          o    a fine levied against the office holder.

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

Required Approvals

            Under the Companies Law, indemnification of, and procurement of insurance coverage for office holders must be approved by the audit committee and board of directors and, in specified circumstances, by the shareholders of a company. In August 2003, August 2004 and October 2006, our shareholders approved indemnification agreements with our directors under which we have undertaken to indemnify our directors to the fullest extent permitted under the Companies Law. In July 2005, our audit committee and board of directors approved an indemnification agreement with our chief financial officer under which we have undertaken to indemnify our chief financial officer to the fullest extent permitted under the Companies Law.

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

Mergers and Acquisitions; Anti-takeover Provisions

         The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of our Company must approve a merger involving our company by a vote of the 75% of our shares, present and voting on the proposed merger at a shareholders' meeting, provided that the merger is not objected to by a majority of the shares represented at the meeting after excluding shares held by the other party to the merger or any person holding at least a 25% interest in such other party, including related parties or entities under the other party's control. Our articles differ from the Companies Law in this respect, as under the law mergers require approval only of a majority of the voting power of a company represented at the relevant shareholders meeting and voting thereon after excluding shares held by the other party to the merger or any person holding at least a 25% interest in such other party, including related parties or entities under the other party's control.

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

         United States Federal Income Taxation of Owning and Selling Ordinary Shares.

         Dividends and Distributions

         U.S. Holders

         Subject to the passive foreign investment company rules discussed below, U.S. holders will include in gross income the gross amount of any dividend paid, before reduction of Israeli withholding taxes, by us out of current or accumulated earnings and profits, as determined for Untied States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the U.S. holder. Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but generally will be "passive income" which are treated separately from other types of income for foreign tax credit limitation purposes. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution included in income of a U.S. holder will be the U.S. dollar value of the NIS payments made, determined at the spot NIS/U.S. dollar rate on the date such dividend distribution is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder's basis in the ordinary shares and thereafter as capital gain. We will notify our shareholders of any distribution in excess of current and accumulated earnings and profits at the time of such distribution in accordance with the requirements of the Internal Revenue Code.

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

         General Corporate Tax Structure

         Generally, Israeli companies are subject to corporate tax at the rate of 31% on taxable income and are subject to real capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. The corporate tax rate was reduced in June 2004, from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less.


         Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

         The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. A company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS (exclusive of income from certain specified sources), is derived from Industrial Enterprises owned by that company. An "Industrial Enterprise" is defined as an enterprise whose major activity in a particular tax year is industrial manufacturing activity. Industrial Companies are entitled to the following preferred corporate tax benefits, among others:

     o Deduction of purchases of know-how and patents over an eight-year period for tax purposes;

     o Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies;

     o    Accelerated depreciation rates on equipment and buildings; and

     o Deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

     Under some tax laws and regulations, an industrial enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date the operations begin and the number of work shifts. An industrial company owning an approved enterprise may choose between these special depreciation rates and the depreciation rates available to the approved enterprise.

     Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any Government agency. No assurance can be given that we will continue to qualify as an Industrial Company, or will be able to avail us of any benefits under the Industry Encouragement Law in the future.

     We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that the Israeli tax authorities will agree that we qualify, or, if we qualify, that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

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

        Tax benefits Subsequent to the March 2005 Amendment

        In March 2005, the government of Israel passed an amendment to the Investment Law in which it revised the criteria for investments qualified to receive tax benefits as an Approved Enterprise. Among other things, companies that meet the criteria of the alternate package of tax benefits will receive those benefits without prior approval. We believe that our capital investments qualify to receive tax benefits as an Approved Enterprise, however no assurance can be given that such investments will be approved as in fact qualifying for such tax benefits by the Israeli tax authorities. Additionally, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. See "Risk Factors, and specifically - "Any failure to obtain the tax benefits from the State of Israel that we anticipate receiving could adversely affect our plans and prospects" and "The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions" for a discussion of the risks our business and prospects for growth face in connection with Tax benefits under Israeli law.

         We currently have Approved Enterprise programs under the Capital Investments Law, which to our belief, entitle us to certain tax benefits. The tax benefit period for these programs has not yet commenced. We have elected the Alternative Benefits Program which provides for the waiver of grants in return for tax exemption. Accordingly, our income is tax exempt for a period of two years commencing with the year we first earn taxable income relating to each expansion program, and is subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five years to eight years, depending on the percentage of the company's ordinary shares held by foreign shareholders in each taxable year. The exact rate reduction is based on the percentage of foreign ownership in each tax year. See note 9 to our consolidated financial statements. A company that has elected to participate in the Alternative Benefits Program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount distributed, including withholding tax thereon, at the rate that would have been applicable had the company not elected the Alternative Benefits Program, ranging from 10% to 25%. The dividend recipient is subject to withholding tax at the reduced rate of 15%, applicable to dividends from Approved Enterprises if the dividend is distributed within 12 years after the benefits period. The withholding tax rate will be 25% after such period. In the case of a company with over 25% foreign investment level, as defined by law, the 12-year limitation on reduced withholding tax on dividends does not apply. This tax should be withheld by the company at the source, regardless of whether the dividend is converted into foreign currency. See "Withholdings and Capital Gains Taxes Applicable to Non-Israeli Shareholders."

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

Foreign investor's Company ("FIC")

         A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors company is a company of which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be entitled to the following: o Exemption from tax on its undistributed income up to ten years.

     o An additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (i.e., non-Israeli) ownership of our shares.

     o The twelve years limitation period for reduced tax rate of 15% on dividend from the approved enterprise does not apply to Foreign Investor's Company.

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

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

         Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are generally required to withhold income tax at the rate of 20% on all distributions of dividends, although, with respect to U.S. taxpayers, if the dividend recipient holds 10% or more of our voting stock for a certain period prior to the declaration and payment of the dividend, we are only required to withhold at a 12.5% rate. Notwithstanding the foregoing, with regard to dividends generated by an Approved Enterprise, we are required to withhold income tax at the rate of 15%.

         Israeli law generally imposes a capital gains tax on the sale of publicly traded securities. Pursuant to changes made to the Israeli Income Tax Ordinance in January 2006, capital gains on the sale of our ordinary shares will be subject to Israeli capital gains tax, generally at a rate of 20% unless the holder holds 10% or more of our voting power during the 12 months preceding the sale, in which case it will be subject to a 25% capital gains tax. However, as of January 1, 2003, nonresidents of Israel are exempt from capital gains tax in relation to the sale of our ordinary shares for so long as (a) our ordinary shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the nonresident shareholder's permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel, and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance. As of January 1, 2003, nonresidents of Israel are also exempt from Israeli capital gains tax resulting from the sale of securities traded on a recognized stock exchange; provided that the capital gains are not accrued or derived by the nonresident shareholder's permanent enterprise in Israel.

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

Item 11:      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We develop products in Israel and sell them worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. The foreign currency exchange rate effects for the years ended December 31, 2006, 2005 and 2004 were immaterial.

         In addition, since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on accounts receivable and future cash flows from certain Euro and GBP - denominated transactions as well as certain NIS-denominated expenses. The counter-parties to our forward contracts are major financial institutions with high credit ratings. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements. We have, based on our past experience, concluded that there is no material foreign exchange rate exposure. As of December 31, 2006, we had forward contracts to sell up to $1,424,323 for a total amount of NIS 6,017,766that matured prior to October 1, 2007.

         We invest in U.S. Treasury notes, investment grade U.S. corporate securities and dollar deposits with banks. These investments typically carry fixed interest rates. Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities. Our marketable securities portfolio includes US government debt instruments and corporate debt instruments. The fair value of our long and short-term securities is based upon their market values as of December 31, 2006.

         As of December 31, 2006, we had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.

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

         The net proceeds that we received as a result of the offering were $50,568,390. As of December 31, 2006, the net proceeds have been used to invest in a variety of financial instruments and for general corporate purposes. More specifically, a portion of the proceeds, $6.9 million, was used in August 2001 to purchase certain assets of Propelis Software, Inc., a business unit of Computer Network Technology Corporation. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15:  CONTROLS AND PROCEDURES

         (a) Disclosure Controls and Procedures. We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2006. Following that evaluation, our management, including the CEO and CFO, concluded that based on the evaluation, the design and operation of our disclosure controls and procedures were effective at that time. Since the evaluation, there have been no significant changes in our internal controls or in factors that could significantly affect internal controls, including, because we have not identified any significant deficiencies or material weaknesses in our internal controls, any corrective actions with regard to significant deficiencies and material weaknesses.

         (b) Not yet applicable

         (c) Not yet applicable

         (d) Changes in Internal Control Over Financial Reporting. There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2006, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 15T: CONTROLS AND PROCEDURES

         Not applicable

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

         At our annual shareholders meeting in October 2006, the shareholders re-elected Dan Falk to the Company's Board of Directors to serve for a one year term. Our Board of Directors has determined that Mr. Falk qualifies as an audit committee financial expert, and Mr. Falk was appointed by the Board to serve on the audit committee. Mr. Falk also meets the requirements of the NASDAQ Stock Market listing standards to be an "independent" director and audit committee member.

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

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Audit Fees

---------------------------------------- ---------------------------------------
2005                                     $102,500
---------------------------------------- ---------------------------------------
2006                                     $115,000
---------------------------------------- ---------------------------------------


         Audit Related Fees

---------------------------------------- ---------------------------------------
2005                                     $2,000
---------------------------------------- ---------------------------------------
2006                                     $10,000
---------------------------------------- ---------------------------------------


         Tax Fees

---------------------------------------- ---------------------------------------
2005                                     $46,000
---------------------------------------- ---------------------------------------
2006                                     $24,000
---------------------------------------- ---------------------------------------


         Other Fees

---------------------------------------- ---------------------------------------
2005                                     $0
---------------------------------------- ---------------------------------------
2006                                     $0
---------------------------------------- ---------------------------------------


         The Audit Related Fees we incurred in 2005 and 2006 are related to on going consultations.
         The tax fees we incurred in 2005 and 2006 are related to tax returns and consultations regarding international tax.

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

         See Item 18.

Item 18:  FINANCIAL STATEMENTS

                        JACADA LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2006


                            U.S. DOLLARS IN THOUSANDS




                                      INDEX


                                                                        Page
                                                                    ------------

Report of Independent Registered Public Accounting Firm                  F-2

Consolidated Balance Sheets                                           F-3 - F-4

Consolidated Statements of Operations                                    F-5

Consolidated Statements of Changes in Shareholders' Equity               F-6

Consolidated Statements of Cash Flows                                    F-7

Notes to Consolidated Financial Statements                            F-8 - F-31




                      - - - - - - - - - - - - - - - - - - -

Ernst & Young




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of

                                   JACADA LTD.



       We have audited the accompanying consolidated balance sheets of Jacada Ltd. and its subsidiaries ("the Company") as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2005 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.


       As discussed in Note 2 to the consolidated financial statements, in 2006, the Company adopted Financial Accounting Standard Board Statement No. 123(R), "Share-Based Payment."




Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
June 14  2007                                   A Member of Ernst & Young Global


                                                   JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                    December 31,
                                                                  -----------------
                                                                   2006      2005
                                                                  -------   -------

    ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                      $ 4,735   $ 3,461
   Marketable securities                                           12,338    14,655
   Trade receivables (net of allowance for doubtful accounts of
    $ 62 and $ 228 at December 31, 2006 and 2005, respectively)     1,681     1,614
   Other current assets                                               933       905
                                                                  -------   -------

Total current assets                                               19,687    20,635
-----                                                             -------   -------

LONG-TERM INVESTMENTS:
   Marketable securities                                           18,849    17,535
   Severance pay fund                                               1,040       825
                                                                  -------   -------

Total long-term investments                                        19,889    18,360
-----                                                             -------   -------

PROPERTY AND EQUIPMENT, NET                                           930       997
                                                                  -------   -------

OTHER ASSETS, NET:
   Other intangibles, net                                             574       990
   Goodwill                                                         4,630     4,630
                                                                  -------   -------

Total other assets, net                                             5,204     5,620
-----                                                             -------   -------

Total assets                                                      $45,710   $45,612
-----                                                             =======   =======




The accompanying notes are an integral part of the consolidated financial statements.



                                                          JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                                          December 31,
                                                                      --------------------
                                                                        2006        2005
                                                                      --------    --------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade payables                                                     $  1,202    $    981
   Deferred revenues                                                     5,514       5,533
   Accrued expenses and other liabilities                                3,813       3,373
                                                                      --------    --------

Total current liabilities                                               10,529       9,887
-----                                                                 --------    --------

LONG-TERM LIABILITIES:
   Deferred revenues                                                       219          --
   Accrued severance pay                                                 1,567       1,250
                                                                      --------    --------

Total long-term liabilities                                              1,786       1,250
-----                                                                 --------    --------

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 7)

SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 0.01 par value -
       Authorized: 30,000,000 shares at December 31, 2006 and 2005;
       Issued and outstanding: 20,132,164 and 19,619,806 shares at
       December 31, 2006 and 2005, respectively                             58          57
   Additional paid-in capital                                           71,547      70,297
   Accumulated other comprehensive loss                                   (128)       (369)
   Accumulated deficit                                                 (38,082)    (35,510)
                                                                      --------    --------

Total shareholders' equity                                              33,395      34,475
-----                                                                 --------    --------

Total liabilities and shareholders' equity                            $ 45,710    $ 45,612
-----                                                                 ========    ========




The accompanying notes are an integral part of the consolidated financial statements.



                                                                        JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                                       Year ended December 31,
                                                            --------------------------------------------
                                                                2006            2005            2004
                                                            ------------    ------------    ------------
Revenues:
   Software licenses                                        $      6,568    $      6,674    $      5,420
   Services                                                        4,810           3,701           5,810
   Maintenance                                                     9,303           9,567           8,554
                                                            ------------    ------------    ------------

Total revenues                                                    20,681          19,942          19,784
-----                                                       ------------    ------------    ------------

Cost of revenues:*)
   Software licenses                                                 527             648             547
   Services                                                        3,671           3,365           3,425
   Maintenance                                                       864             865           1,143
                                                            ------------    ------------    ------------

Total cost of revenues                                             5,062           4,878           5,115
-----                                                       ------------    ------------    ------------

 Gross profit                                                     15,619          15,064          14,669
                                                            ------------    ------------    ------------

Operating expenses:*)
   Research and development                                        4,067           4,094           5,278
   Sales and marketing                                            10,144          11,035          10,507
   General and administrative                                      5,098           5,681           4,724
   Restructuring charges                                              --              --             525
                                                            ------------    ------------    ------------

Total operating expenses                                          19,309          20,810          21,034
-----                                                       ------------    ------------    ------------

Operating loss                                                    (3,690)         (5,746)         (6,365)
Financial income, net                                              1,372             830             786
                                                            ------------    ------------    ------------

Net loss before taxes on income                                   (2,318)         (4,916)         (5,579)
Taxes on income                                                      254              42              34
                                                            ------------    ------------    ------------

Net loss                                                    $     (2,572)   $     (4,958)   $     (5,613)
                                                            ============    ============    ============

Basic and diluted net loss per share                        $      (0.13)   $      (0.25)   $      (0.29)
                                                            ============    ============    ============

Weighted average number of shares used in computing basic
 and diluted net loss per share                               19,827,852      19,497,726      19,282,800
                                                            ============    ============    ============

*)Includes stock-based compensation to employees and
   directors in the following items:
       Cost of revenues                                     $         67
       Research and development                                       79
       Sales and marketing                                           123
       General and administrative                                    402
                                                            ------------

Total stock-based compensation expenses                     $        671
                                                            ============

The accompanying notes are an integral part of the consolidated financial statements.



                                                                                                 JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share data



                                                                                  Acc-
                                                                                umulated
                                                                                  other
                                                                     Add-        compre-                   Total        Total
                                              Ordinary shares       itional      hensive       Acc-        compre-      share-
                                            --------------------    paid-in      income      umulated      hensive      holders'
                                              Shares     Amount     capital      (loss)       deficit       loss        equity
                                            ----------   -------   ---------    ---------    ---------    ---------    ---------

Balance as of January 1, 2004               19,033,778   $    55   $  69,277    $     111    $ (24,939)                $  44,504
  Exercise of stock options                    292,232         1         435           --           --                       436
  Stock compensation related to options
   granted to non-employees                         --        --          73           --           --                        73
  Comprehensive loss:
    Net loss                                        --        --          --           --       (5,613)   $  (5,613)      (5,613)
    Unrealized loss from available-for-
     sale marketable securities                     --        --          --         (326)          --         (326)        (326)
    Unrealized income from derivatives              --        --          --           15           --           15           15
                                            ----------   -------   ---------    ---------    ---------    ---------    ---------
Total comprehensive loss                                                                                  $  (5,924)
-----                                                                                                     =========

Balance as of December 31, 2004             19,326,010        56      69,785         (200)     (30,552)                   39,089
  Exercise of stock options                    293,796         1         484           --           --                       485
  Stock compensation related to options
   granted to non-employees                         --        --          28           --           --                        28
  Comprehensive loss:
    Net loss                                        --        --          --           --       (4,958)   $  (4,958)      (4,958)
    Unrealized loss from available-for-
     sale marketable securities                     --        --          --         (125)          --         (125)        (125)
    Unrealized loss from derivatives                --        --          --          (44)          --          (44)         (44)
                                            ----------   -------   ---------    ---------    ---------    ---------    ---------
Total comprehensive loss                                                                                  $  (5,127)
-----                                                                                                     =========

Balance as of December 31, 2005             19,619,806        57      70,297         (369)     (35,510)                   34,475
  Exercise of stock options                    512,358         1         572                                                 573
  Stock-based compensation related to
   options granted to employees and
   directors                                        --        --         671           --           --                       671
  Stock compensation related to options
   granted to non-employees                         --        --           7           --           --                         7
  Comprehensive loss:                                                                                            --           --
    Net loss                                        --        --          --           --       (2,572)      (2,572)      (2,572)
    Unrealized income from available-for-
     sale marketable securities                     --        --          --          227           --          227          227
    Unrealized income from derivatives              --        --          --           14           --           14           14
                                            ----------   -------   ---------    ---------    ---------    ---------    ---------
Total comprehensive loss                                                                                  $  (2,331)
-----                                                                                                     =========

Balance as of December 31, 2006             20,132,164   $    58   $  71,547    $    (128)   $ (38,082)                $  33,395
                                            ==========   =======   =========    =========    =========                 =========

Accumulated other comprehensive income
--------------------------------------
 (loss) as of December 31, 2006:
 -------------------------------
  Accumulated unrealized income from
   derivatives                                                     $      26
  Accumulated unrealized loss from
   available-for-sale securities                                        (154)
                                                                   ---------

                                                                   $    (128)
                                                                   =========

The accompanying notes are an integral part of the consolidated financial statements.




                                                                                          JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                             Year ended December 31,
                                                                                         --------------------------------
                                                                                           2006        2005        2004
                                                                                         --------    --------    --------
Cash flows from operating activities:
-------------------------------------
  Net loss                                                                               $ (2,572)   $ (4,958)   $ (5,613)
  Adjustments required to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                                             877         935       1,226
    Stock-based compensation related to options granted to employees and directors            671          --          --
    Stock-based compensation expenses related to options granted to non-employees               7          28          73
    Accrued interest and amortization of premium on marketable securities                    (302)       (675)        562
    Increase (decrease) in accrued severance pay, net                                         102         (85)         79
    Decrease (increase) in trade receivables, net                                             (67)        858         287
    Decrease (increase) in other current assets                                               (14)       (158)       (154)
    Increase (decrease) in trade payables                                                     221         (15)        481
    Increase in deferred revenues                                                             200       1,711         474
    Increase (decrease) in accrued expenses and other liabilities                             440        (443)         40
    Decrease in long-term accrued expenses                                                     --          --         (55)
    Other                                                                                      48         (52)        (31)
                                                                                         --------    --------    --------

Net cash used in operating activities                                                        (389)     (2,854)     (2,631)
                                                                                         --------    --------    --------

Cash flows from investing activities:
-------------------------------------

  Investment in available-for-sale marketable securities                                  (16,748)    (27,536)    (18,416)
  Proceeds from redemption of available-for-sale marketable securities                     18,280      29,957      15,415
  Purchase of property and equipment (a)                                                     (461)       (258)       (512)
  Purchase of technology                                                                       --          --        (900)
  Proceeds from sale of property and equipment                                                 19         115         315
                                                                                         --------    --------    --------

Net cash provided by (used in) investing activities                                         1,090       2,278      (4,098)
                                                                                         --------    --------    --------

Cash flows from financing activities:
-------------------------------------

  Proceeds from exercise of stock options                                                     573         485         436
                                                                                         --------    --------    --------

Net cash provided by financing activities                                                     573         485         436
                                                                                         --------    --------    --------

Increase (decrease) in cash and cash equivalents                                            1,274         (91)     (6,293)
Cash and cash equivalents at the beginning of the year                                      3,461       3,552       9,845
                                                                                         --------    --------    --------

Cash and cash equivalents at the end of the year                                         $  4,735    $  3,461    $  3,552
                                                                                         ========    ========    ========

Supplemental disclosure of cash flows activities:
-------------------------------------------------

(a) Non-cash activities:
    --------------------
           Purchase of property and equipment                                            $     --    $     --    $     28
                                                                                         ========    ========    ========

(b) Cash paid during the year:
    --------------------------
           Taxes on income                                                               $    130    $     18    $      5
                                                                                         ========    ========    ========

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

                     The Company develops, markets and supports unified service desktop and process optimization solutions that simplify and automate customer service processes. The Company generates revenues from licensing its software products and from services such as maintenance, support, consulting and training.

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

                     The plan consisted of the involuntary termination of 10 research and development employees, termination of the lease agreement for the Company's premises in Minneapolis and other expenses that consisted of shipment, relocation costs and travel costs.

                     In connection with the 2004 restructuring plan, the Company incurred expenses of $ 525, which were composed of $ 373 from employee termination benefits, $ 108 from facility closures and $ 44 in other expenses. As of December 31, 2004, all amounts were paid.

              c.     As for major customers see Note 10b.


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

              b.     Financial statements in U.S. dollars:

                     A majority of the revenues and expenses of the Company and its subsidiaries are generated in United States dollars ("dollars"). The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company is the dollar.

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

              d.     Cash equivalents:

                     Cash equivalents are short-term,  highly liquid investments
                     that  are  readily   convertible   to  cash  with  original
                     maturities of three months or less at acquisition.

              e.     Investments in marketable securities:

                     The  Company   accounts  for   investments   in  marketable
                     securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

                     Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

                     The Company classifies all of its securities as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in "accumulated other comprehensive income (loss)" in shareholders' equity.
                     The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in financial income, net. Interest on securities is included in financial income, net.

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              f.     Property and equipment:

                     Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                    %
                                                         -----------------------

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
                     Leasehold improvements              Over the shorter of the
                                                         related lease period or
                                                          the life of the asset

              g.     Other intangible assets:

                     Intangible assets are amortized using the straight-line method over their estimated economic life which is three to five years.

              h.     Impairment of long-lived assets:

                     The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2006, 2005 and 2004, no impairment losses have been identified.

              i.     Goodwill:

                     Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition.

                     SFAS 142 No. prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

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

                     Estimates used in the methodologies include future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples. The Company performs the impairment tests during the third fiscal quarter. During 2006, 2005 and 2004, no impairment losses have been identified.

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

              l.     Revenue recognition:

                     The Company derives revenues from the sale of software licenses, rendering services and the provision of support and maintenance. Services include consulting services, implementation and customization services and training. Maintenance includes telephone support, bug fixes, and rights to receive upgrade and enhancements to licensed software on a when-and-if-available basis. The Company sells its products primarily through its direct sales force to customers and indirectly through resellers. Both the customers and the resellers are considered end users.

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     The Company accounts for sales of software licenses in accordance with Statement of Position No. 97-2, "Software Revenue Recognition", as amended ("SOP No. 97-2"). Sales of software licenses are recognized when all criteria outlined in Statement Of Position ("SOP") 97-2, "Software Revenue Recognition" (as amended by SOP 98-9) are met. Accordingly, revenue from software license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable.

                     The Company considers all arrangements with payment terms extending beyond six months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met. The Company does not grant a right of return to its customers.

                     In transactions, where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

                     With regard to software arrangements involving multiple elements, the Company applies Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP No. 98-9"). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and other services) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software licenses) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. VSOE of fair value for maintenance and other services is determined based on the price charged for the undelivered element when it sold separately.

                     Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance agreement.

                     Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

                     Arrangements for the sale of software licenses that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential to the functionality, the revenue allocable to the software services is recognized as the services are performed. When services are considered essential to the functionality, contract accounting is applied in accordance with SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts".

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands,except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              m.     Accounting for stock-based compensation:

                     As of December 31, 2006, the Company has three incentive share option plans, which are described more fully in Note 8b. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees, and Related Interpretations", as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation". No stock-based employee compensation cost was recognized in the consolidated statement of operations for the years ended December 31, 2005 or 2004.

                     Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R),
                     "Share-Based          Payment",          using          the
                     modified-prospective-transition method. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS No. 123. Stock-based compensation expenses for all stock-based compensation awards granted subsequent to January 1, 2006 was based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

                     As a result of adopting Statement 123(R) on January 1, 2006, the Company's loss before income taxes and net loss for the year ended December 31, 2006, was $ 671 higher, than if it had continued to account for share-based compensation under Opinion 25. Basic and diluted loss per share for the year ended December 31, 2006 was $ 0.03 higher, than if the Company had continued to account for share-based compensation under Opinion 25.

                     The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company's stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing formula and amortized to expense over the options' vesting period.

                                                            2005       2004
                                                           -------    -------

                     Net loss as reported                  $(4,958)   $(5,613)
                     Add: Stock-based compensation
                      expenses included in reported
                      net loss - intrinsic value                --         --
                     Deduct: Stock-based compensation
                      expense determined under fair
                      value method for all awards             (738)    (1,879)
                                                           -------    -------

                     Pro forma net loss                    $(5,696)   $(7,492)
                                                           =======    =======

                     Basic and diluted net loss
                      per share as reported                $ (0.25)   $ (0.29)
                                                           =======    =======

                     Pro forma basic and diluted
                      net loss per share                   $ (0.29)   $ (0.39)
                                                           =======    =======

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands,except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     The fair value for options granted in 2006, 2005 and 2004 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                                   2006      2005     2004
                                                   ----     -----     ----

                     Dividend yield                 0%        0%       0%
                     Expected volatility           54%       60%       60%
                     Risk-free interest            4.7%     3.65%     3.5%
                     Expected life (years)         4.8        4       3.25

                     The dividend yield assumption is based on the Company's historical and expectation not to pay a dividend in the future and may be subject to substantial change in the future.

                     The Company used its historical stock price for calculating volatility in accordance with SFAS No. 123(R).

                     The risk-free interest rate assumption is based on the rate of zero-coupon U.S. government appropriate for the expected term of the Company's employee stock options.

                     The Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the company's stock option.

                     The weighted-average estimated grant date fair value of employee stock options granted during the years 2006, 2005 and 2004, were $ 1.4, $ 1.11 and $ 1.14 per share, respectively. As of December 31, 2006, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 900, which is expected to be recognized over a weighted average period to 1.49 years. The total intrinsic value of stock options exercised during 2006, 2005 and 2004 were $ 600, $ 280 and $ 310, respectively. The Company received cash from the exercise of stock options in the amount of $ 573 during the year ended December 31, 2006

                     The Company recognized aggregate compensation cost in the amount of $ 671 for the year ended December 31, 2006.

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands,except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)


              n.     Advertising expenses:

                     Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2006, 2005 and 2004 were $ 488, $ 653 and $ 468, respectively.

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

                     The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

                     The severance pay expense for the years ended December 31, 2006, 2005 and 2004 amounted to $ 512, $ 744 and $ 499, respectively.

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

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands,except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

                     Derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

                     To protect against the impairment of value of forecasted foreign currency cash flows resulting from payroll expenses and payment to suppliers over the next year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in foreign currencies with forward contracts. When the dollar strengthens significantly against the foreign currencies, the impairment of value of future foreign currency expenses is offset by losses in the value of the forward contracts designated as hedges. Conversely, when the dollar weakens, the increase in the value of future foreign currency cash flows is offset by gains in the value of the forward contracts.

                     These forward contracts are designated as cash flow hedges, as defined by SFAS No. 133 and are all effective.

                     At December 31, 2006, the Company expects to reclassify $ 26 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next year, due to actual payments to suppliers and payroll payment.

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

                     All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because the securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding stock options and warrants excluded from the calculations of diluted net loss per share due to their anti-dilutive effect were 3,602,673, 3,600,918 and 4,271,178 for the years ended December 31, 2006, 2005 and 2004, respectively.

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

                     The Company's marketable securities include investments in debentures of U.S corporations, U.S. government securities, other government securities and other securities. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

                     The Company's  trade  receivables  are mainly  derived from sales to customers in North America and Europe. In connection with customers with whom the Company does not have previous experience, it may utilize independent resources to evaluate the creditworthiness of those customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Adjustments to allowance account for the years ended December 31, 2006, 2005 and 2004 were $ (97), $ 159 and $ 68, respectively.
                     Write-offs of bad debt for the years ended December 31, 2006, 2005 and 2004 were $ (69), $ 167 and $ 54, respectively.

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              t.     New accounting pronouncements:

                     In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 48, "Accounting for Uncertainly in Income Taxes" ("FIN 48"), which applies to all tax positions related to income taxes subject to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". FIN 48 requires a new evaluation process for all tax positions taken. If the probability for sustaining said tax position is greater than 50%, then the tax position is recorded and recognition should be at the highest amount that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 requires expanded disclosure at each annual reporting period, unless a significant change occurs in an interim period. Differences between the amount recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as an adjustment to the beginning balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the adoption of FIN 48 will have a material impact on its consolidated financial statement.

                     In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not anticipate any material impact on its consolidated financial statements upon the adoption of SFAS No. 157.

                     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

              u.     Reclassification:

                     Certain amounts in prior years'  financial  statements have
                     been   reclassified   to  conform  to  the  current  year's
                     presentation.


                                                                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 3:-      MARKETABLE SECURITIES


              The following is a summary of the Company's investment in marketable securities:

                                                           December 31, 2006                       December 31, 2005
                                             ----------------------------------------- -----------------------------------------
                                                        Gross       Gross
                                             Amortized   un-         un-       Fair                Gross      Gross      Fair
                                                       realized   realized     market  Amortized    un-        un-       market
                                               cost      gain      losses      value     cost      gain      losses      value
                                             --------- ---------  ---------  --------- --------- ---------  ---------  ---------

              Available-for-sale:

              Corporate debentures           $  20,185 $      28  $    (135) $  20,072 $  19,474 $      --  $    (172) $  19,302
              U.S. government securities         8,897        10        (42)     8,871     8,076      *)--       (165)     7,911
              States of the U.S securities         450        --         --        450       752        --         --        752
              Other government securities          998        --        (15)       983     2,479        --        (35)     2,444
              Other securities                     811        --         --        811     1,790        --         (9)     1,781
                                             --------- ---------  ---------  --------- --------- ---------  ---------  ---------

                                             $  31,341 $      38  $    (192) $  31,187 $  32,571 $    *)--  $    (381) $  32,190
                                             ========= =========  =========  ========= ========= =========  =========  =========


              *) Represents an amount lower than $ 1


                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands



NOTE 3:-      MARKETABLE SECURITIES (CONT.)

              The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005:

                                                                             December 31, 2006
                                           -----------------------------------------------------------------------------------
                                                 Less than 12 months        12 months or greater           Total
                                           ---------------------------- -------------------------- ---------------------------
                                                 Fair       Unrealized       Fair       Unrealized     Fair     Unrealized
                                                 value        losses         value        losses       value      losses
                                           ------------- -------------- ------------ ------------- ----------- ---------------

               Corporate debentures          $  5,253      $     (17)    $  10,942     $   (118)   $  16,195   $   (135)

               U.S. government securities       2,454             (9)        5,172          (33)       7,626        (42)

               Other government securities          -              -           983          (15)         983        (15)

               Other securities                   811              -             -            -          811          -
                                           ------------- -------------- ------------ ------------- ----------- ---------------

                                             $  8,518      $     (26)    $  17,097     $   (166)   $  25,615   $   (192)
                                           ============= ============== ============ ============= =========== ===============



                                                                             December 31, 2005
                                           -----------------------------------------------------------------------------------
                                                 Less than 12 months        12 months or greater           Total
                                           ---------------------------- -------------------------- ---------------------------
                                                 Fair       Unrealized       Fair       Unrealized     Fair     Unrealized
                                                 value        losses         value        losses       value      losses
                                           ------------- -------------- ------------ ------------- ----------- ---------------
               Corporate debentures          $ 12,387     $    (114)    $   6,915      $    (58)    $  19,302     $   (172)

               U.S. Government securities       1,009            (9)        6,902          (156)        7,911         (165)

               Other government securities        982           (16)        1,462           (19)        2,444          (35)

               Other securities                     -             -         1,781            (9)        1,781           (9)
                                           ------------- -------------- ------------ ------------- ----------- ---------------

                                             $ 14,378     $    (139)    $  17,060      $   (242)    $  31,438     $   (381)
                                           ============= ============== ============ ============= =========== ===============

              The unrealized losses in the Company's investments in available-for-sale marketable securities were caused by interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the marketable securities were not considered to be other than temporarily impaired at December 31, 2006.

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands



NOTE 3:-      MARKETABLE SECURITIES (CONT.)

              The amortized cost and fair value of marketable securities as of December 31, 2006, by contractual maturity, are shown below:

                                                       December 31, 2006
                                               ---------------------------------
                                               Amortized cost  Fair market value
                                               --------------- -----------------

                Matures in one year             $  12,416       $    12,338
                Matures after one year through
                 three years                       18,925            18,849
                                               ---------------  ----------------

                Total                           $  31,341       $    31,187
                                               ===============  ================


NOTE 4:-      PROPERTY AND EQUIPMENT

              Composition of property and equipment is as follows:

                                                           December 31,
                                                   -----------------------------
                                                       2006            2005
                                                   --------------  -------------
               Cost:
                 Computers and peripheral equipment $  4,053        $  4,632
                 Office furniture and equipment          914           1,052
                 Motor vehicles                           98             122
                 Leasehold improvements                  518             637
                                                   --------------  -------------

                                                       5,583           6,443
               Accumulated depreciation                4,653           5,446
                                                   --------------  -------------

               Depreciated cost                     $    930        $    997
                                                   ==============  =============

              Depreciation expenses for the years ended December 31, 2006, 2005 and 2004 were $ 461, $ 496 and $ 804, respectively.

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands



NOTE 5:-      OTHER INTANGIBLES, NET

              a. Composition:
                                                           December 31,
                                                  ------------------------------
                                                       2006             2005
                                                  --------------  --------------
                      Original amounts:
                        Technologies               $   2,458       $    2,458

                      Accumulated amortization:
                        Technologies                   1,884            1,468
                                                  --------------  --------------


                      Amortized cost               $     574       $      990
                                                  ==============  ==============

              b. Amortization expense for the years ended December 31, 2006, 2005 and 2004 amounted to $ 416, $ 439 and $ 422, respectively. As of December 31, 2006, the weighted average amortization period is 1.1 years.

              c.     Estimated amortization expenses for the years ended:


                      2007                        $        300
                      2008                                 180
                      2009                                  94
                                                ----------------------

                                                  $        574
                                                ======================


NOTE 6:-      ACCRUED EXPENSES AND OTHER LIABILITIES
                                                           December 31,
                                                  ------------------------------
                                                       2006            2005
                                                  --------------  --------------

               Employees and payroll accruals     $     1,709      $    1,708
               Accrued expenses                         1,150             711
               Liability in respect of technology         281             281
               Accrued royalties (1)                      673             673
                                                  --------------  --------------

                                                  $     3,813      $    3,373
                                                  ==============  ==============

              (1) See also Note 7a2.

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 7:-      COMMITMENTS AND CONTINGENT LIABILITIES

              a.    Royalties:

                    1. The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2006, the Company had obtained grants from the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor ("the OCS") in the aggregate amount of $2,178 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

                         Through December 31, 2006, the Company has paid or accrued royalties to the OCS in the amount of $ 1,854. As of December 31, 2006, the aggregate contingent liability to the OCS amounted to $ 353.

                         Royalties accrued or paid were recorded as part of the cost of software licenses.

                    2. The Company's subsidiary is obligated to pay 50% of the sales of a specific product to a former distributor. As of December 31, 2006 and 2005, the Company has accrued an amount of $ 673 and $ 673, respectively, in regard of this obligation.

              b.    Lease commitments:

                    The Company's facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2011. Future minimum lease payments under non-cancelable operating leases are as follows:

                    Year ended December 31,
                    -----------------------

                      2007                       $     806
                      2008                             654
                      2009                             481
                      2010                              92
                      2011                              22
                                                --------------

                                                 $   2,055
                                                ==============

                     Total rent expenses for the years ended December 31, 2006, 2005 and 2004 were approximately $ 898, $ 853 and $ 856, respectively.

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 8:-      SHAREHOLDERS' EQUITY

              a.     General:

                     Since October 1999, the Company's shares have been traded on the NASDAQ National Market. Since June 2001, the Company's shares have also been traded on the Tel-Aviv Stock Exchange. Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

              b.     Stock Option Plans:

                     As of December 31, 2006, the Company has three Incentive Share Option Plans (the 1996, 1999 and 2003 plans), which provide for the grant of options to officers, management, other key employees, directors, consultants and others of up to 7,760,450 of the Company's Ordinary shares. The options granted generally become fully exercisable after two to four years and expire between 7 to 10 years from the grant date. Any options from 1999 and 2003 plans that are forfeited or canceled before expiration become available for future grants.

                     Pursuant to the option plans, the exercise price of options shall be determined by the Company's Board of Directors or the Company's option committee but may not be less than the par value of the Ordinary shares.

                     As of December 31, 2006, an aggregate of 1,943,258 Ordinary shares of the Company are still available for future grant under the Incentive Share Option Plans.

                     A summary of the Company's share option activity (except options to consultants) and related information is as follows:

                                                                               Year ended December 31,
                                                    ---------------------------------------------------------------------------
                                                             2006                        2005                    2004
                                                    -------------------------  ------------------------  ----------------------
                                                                    Weighted                  Weighted                Weighted
                                                                     average                  average                  average
                                                     Number of      exercise    Number of     exercise    Number of   exercise
                                                      options         price      options       price       options      price
                                                    -----------   -----------  ------------ -----------  ----------- ----------

                      Outstanding at the beginning   3,486,168      $  3.05     4,318,903     $  3.07     4,326,506    $  3.18
                        of the year
                        Granted                        942,550      $  2.72       411,125     $  2.46       730,500    $  2.67
                        Exercised                     (512,358)     $  1.12      (293,796)    $  1.65      (198,637)   $  2.19
                        Forfeited and cancelled       (291,209)     $  3.65      (950,064)    $  3.30      (539,466)   $  3.74
                                                    -----------                ------------              -----------

                      Outstanding at the end of the
                        year                         3,625,151      $  3.49     3,486,168     $  3.05     4,318,903    $  3.07
                                                    ===========   ===========  ============ ===========  =========== ==========

                      Exercisable options at the
                        end of the year              2,420,167      $  3.47     2,717,892     $  3.22     2,821,881    $  3.48
                                                    ===========   ===========  ============ ===========  =========== ==========

                      Vested and expected-to-vest
                        at the end of the year       3,384,154      $  3.23
                                                    ===========   ===========

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 8:-   SHAREHOLDERS' EQUITY (CONT.)

                 The options outstanding as of December 31, 2006 have been classified by exercise price, as follows:


                                                                                                  Weighted        Weighted
                                          Options        Weighted                     Options        average      average
                                        outstanding       average     Weighted      exercisable     exercise     remaining
                                           as of         remaining     average         as of        price of    contractual
                     Exercise          December 31,     contractual   exercise      December 31,     options        life
                      price               2006         life (years)    price           2006       exercisable    (years)
                 ------------------   ---------------  ------------ -----------   --------------  ------------ --------------
                   $ 0.99 - $ 1.18         8,000            5.87     $   1.18          8,000       $     1.18      5.87
                   $ 1.20 - $ 1.40       253,000            5.49     $   1.29        237,418       $     1.29      5.49
                   $ 1.60 - $ 2.22       203,518            1.74     $   2.09        166,018       $     2.06      1.69
                   $ 2.28 - $ 3.14     2,432,069            6.01     $   2.66      1,289,820       $     2.68      5.32
                   $ 3.41 - $ 5.06       522,464             3.7     $   4.53        512,811       $     4.55      3.63
                   $ 9.00 - $ 11.00      206,100            2.74     $   9.43        206,100       $     9.43      2.74
                                      ---------------                             --------------

                                       3,625,151            4.82     $   3.49      2,420,167       $     3.47      4.11
                                      ===============  ============ ===========   ==============  ============ ==============


                     The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2006 and the exercise price, for all in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company's stock.
                     The total intrinsic value of options outstanding at December 31, 2006 was $ 574. The total intrinsic value of exercisable options at the end of the year was approximately $ 444. The total intrinsic value of options vested and expected to vest at December 31, 2006 was approximately $ 548.

              c.     Extension of the exercise period:

                     On October 5, 2006 the Company's shareholders approved the extension of the exercise period of options to certain of the company's directors to a period of two years from the date of termination (instead of 90 days). As a result, the Company recorded additional compensation cost amounted to $96.

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 8:-      SHAREHOLDERS' EQUITY (CONT.)

              d.    Options issued to consultants:

                    The Company's outstanding options to consultants as of December 31, 2006, are as follows:


                                             Options for         Exercise
                      Grant date              Ordinary          price per                 Options          Exercisable
                                               shares             share                  exercisable         through
                     -----------------  ------------------ ------------------------  ------------------ ---------------

                      1999                      1,500             $    11.00                1,500              2009
                      2000                      4,750             $     4.38                4,750              2010
                      2001                      5,000             $     2.89                5,000              2011
                      2002                     11,000             $     2.61               11,000              2012
                      2004                     30,000             $     2.94               30,000              2014
                                        ------------------                           ------------------

                      Total                    52,250                                       52,250
                                        ==================                           ==================

                     In January 2004, the Company granted, in addition to the 30,000 options shown above, another 62,500 options to a consultant, which were exercisable for a period of 1.5 years. These options expired in 2006. The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2006, 2005 and 2004: risk-free interest rates were 4.8%, 4.3% and 4.2% respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares were 0.62, 0.64 and 0.6 respectively and contractual life of 10 years for each year.

              e.     Warrants:

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

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 9:-      TAXES ON INCOME

              a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

                     The production facilities of the Company have been granted the status as an "Approved Enterprise" under the law, for four separate investment programs, which were approved in July 1994, July 1995, December 1996 and April 2002. The investment programs expire in July 2007, July 2008, December 2010 and 2014, respectively.

                     According to the provisions of the law, the Company has elected the "alternative benefits" track - the waiver of grants in return for a tax exemption and, accordingly, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five years to eight years, (based on the percentage of foreign ownership in each taxable year).

                     The period of tax benefits,  detailed  above, is limited to
                     the   earlier  of  12  years  from  the   commencement   of
                     production, or 14 years from the approval date.

                     The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

                     As of December 31, 2006, management believes that the Company is meeting all of the aforementioned conditions.

                     As the Company currently has no taxable income, these benefits have not yet commenced for all programs since inception.

                     The tax-exempt income attributable to the "Approved Enterprises" can be distributed to shareholders, without subjecting the Company to taxes only upon the complete liquidation of the Company. If this retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% to 25% for an "Approved Enterprise"). As of December 31, 2006, the accumulated deficit of the Company does not include tax-exempt income earned by the Company's "Approved enterprise". The Company's Board of Directors has determined that should such tax-exempt income exist in the future, it will not be distributed as dividends.

                     Income not eligible for the "Approved Enterprise" benefits mentioned above is taxed at the regular corporate tax rate.

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 9:-      TAXES ON INCOME (CONT.)

                     An amendment to the law, which has been officially published effected as of April 1, 2005 ("the Amendment") has changed the provisions of the law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an "Approved Enterprise", such as provisions generally requiring that at least 25% of the "Approved Enterprise's" income will be derived from export. Additionally, as explained below, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" will generally not be subject to provision of the Amendment. As of December 31, 2006, there are no income attributed to the amendment.

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

              c.     Net operating losses carryforward:

                     As of December 31, 2006, the Company had a U.S. net operating loss carryforward for income tax purposes of approximately $ 11,000. The net operating loss carryforward expires within 12 to 20 years.

                     Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                     The Israeli subsidiary has a net operating losses carryforward for income tax purposes, as of December 31, 2006, of approximately $ 19,000 which can be carried forward and offset against taxable income with no expiration date.

              d.     Theoretical tax:

                     The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carries forward among the various subsidies worldwide due to the uncertainty of the realization of such tax benefits.

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 9:-      TAXES ON INCOME (CONT.)

              e.     Deferred income taxes:

                     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                             December 31,
                                                           --------------------------------------------------
                                                                    2006                        2005
                                                           ----------------------      ----------------------
                      Deferred tax assets:
                      Operating loss carryforward           $       4,918               $       6,447
                      Reserves and allowances                       1,441                       1,499
                                                           ----------------------      ----------------------

                      Total deferred tax asset before
                       valuation allowance                          6,359                       7,946
                      Valuation allowance                          (6,359)                     (7,946)
                                                           ----------------------      ----------------------

                      Net deferred tax asset                $           -               $           -
                                                           ======================      ======================

                     The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards will not be realized in the foreseeable future. During fiscal 2006, the Company decreased the valuation allowance by $ 1,587.

              f.     Loss before taxes is comprised as follows:


                                                                    Year ended December 31,
                                             -------------------------------------------------------------------
                                                    2006                    2005                    2004
                                             -------------------     -------------------     -------------------

                       Domestic (Israel)      $    (2,791)            $    (3,569)            $    (4,343)
                       Foreign                        473                  (1,347)                 (1,236)
                                             -------------------     -------------------     -------------------

                                              $    (2,318)            $    (4,916)            $    (5,579)
                                             ===================     ===================     ===================


              g.     Changes in tax rates in Israel:

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

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 9:-      TAXES ON INCOME (CONT.)

              h.       Taxes on income are comprised as follows:

                                                               Year ended December 31,
                                         -------------------------------------------------------------------
                                                2006                    2005                    2004
                                         -------------------     -------------------     -------------------
                       Current            $       254             $        42             $        34
                                         -------------------     -------------------     -------------------

                                                  254                      42                      34
                                         ===================     ===================     ===================

                       Domestic                    33                      42                      34
                       Foreign                    221                       -                       -
                                         -------------------     -------------------     -------------------

                                                  254                      42                      34
                                         ===================     ===================     ===================


NOTE 10:-     GEOGRAPHIC INFORMATION AND PROUDCT LINES

              a. Summary information about geographical areas:

                     The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company's business) and follows the requirements of Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

                     The following is a summary of operations within geographic areas based on the end-customer's location:

                                                                       Year ended December 31,
                                                 --------------------------------------------------------------------
                                                         2006                   2005                    2004
                                                 --------------------   ---------------------   ---------------------
                      Revenues from sales to
                       unaffiliated customers:

                      North America               $    13,900            $    12,274             $    15,982
                      Europe and other                  6,781                  7,668                   3,802
                                                 --------------------   ---------------------   ---------------------

                                                  $    20,681            $    19,942             $    19,784
                                                 ====================   =====================   =====================

                                                                             December 31,
                                                 --------------------------------------------------------------------
                                                         2006                    2005                    2004
                                                 --------------------    --------------------    --------------------
                      Long-lived assets:

                        Israel                    $     5,690             $     5,251             $     5,935
                        North America                     420                   1,346                   1,426
                        United Kingdom                     20                      20                      14
                        Germany                             4                       -                      10
                                                 --------------------    --------------------    --------------------

                                                  $     6,134             $     6,617             $     7,385
                                                 ====================    ====================    ====================

                                                JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands



NOTE 10:-     GEOGRAPHIC INFORMATION AND PRODUCT LINES (CONT.)

              b. Major customers' data as a percentage of total revenues:

                                                  Year ended December 31,
                                      ------------------------------------------
                                           2006           2005          2004
                                      -----------   -------------- -------------

                     Customer A              10%           21.8%          -%
                                      ===========   ============== =============


              c. Total revenues from external customers divided on the basis of the Company's product lines are as follows:

                                                                           Year ended December 31,
                                                     -------------------------------------------------------------------
                                                            2006                    2005                    2004
                                                     -------------------    --------------------    --------------------
                     Contact center market products  $    8,391               $   5,024               $    1,041
                     Traditional products                12,290                  14,918                   18,743
                                                     -------------------    --------------------    --------------------

                                                     $   20,681               $  19,942               $   19,784
                                                     ===================    ====================    ====================



NOTE 11:-     FINANCIAL INCOME, NET


                                                                             Year ended December 31,
                                                           ----------------------------------------------------------
                                                                  2006               2005                  2004
                                                           ---------------    ------------------    -----------------
               Financial expenses:
                 Bank charges                               $       (93)       $       (96)          $      (112)
                 Foreign currency translation adjustments             -               (113)                    -
                                                           ---------------    ------------------    -----------------

                                                                    (93)              (209)                 (112)
                                                           ---------------    ------------------    -----------------
               Financial income:
                 Foreign currency translation adjustments           103                  -                    70
                 Interest on marketable securities                1,362              1,039                   828
                                                           ---------------    ------------------    -----------------

                                                                  1,465              1,039                   898
                                                           ---------------    ------------------    -----------------

                                                            $     1,372        $       830           $       786
                                                           ===============    ==================    =================


                      - - - - - - - - - - - - - - - - - - -

Item 19: EXHIBITS

Exhibit Number             Description of Document
--------------             -----------------------

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

1.4 Amendments to the Company's Articles of Association, dated August 25, 2004 (incorporated by reference to Exhibit 1.3 to the Company's Annual Report on Form 20-F for the year ended December 31, 2004).

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

4.7                 2003 Share Option Plan (incorporated by reference to Exhibit
                    99.1 to the Company's Registration Statement on Form S-8 (file no. 333-111303)).

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

12.1 Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

12.2 Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

13.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

14.1 Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on June 14, 2007.

                                       JACADA LTD.


                                       /s/Tzvia Broida
                                       ---------------------------------
                                       By:  Tzvia Broida
                                            Chief Financial Officer

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

1.3 Amendments to the Company's Articles of Association, dated August 24, 2003 (incorporated by reference to Exhibit 1.3 to the Company's Annual Report on Form 20-F for the year ended December 31, 2003)

1.4 Amendments to the Company's Articles of Association, dated August 25, 2004 (incorporated by reference to Exhibit 1.3 to the Company's Annual Report on Form 20-F for the year ended December 31, 2004).

4.2 1996 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 from the Company's Registration Statement filed on Form F-1 (file no. 333-10882)).

4.3 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 from the Company's Registration Statement filed on Form F-1 (file no. 333-10882)).

4.4 Restated Employment Agreement of Gideon Hollander with Jacada Ltd. dated as of October 1, 2001 (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001).

4.5 Technology and Product License Agreement between the Company and Cortlandt Reade Technical Corporation dated May 25, 2000 (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000).

4.6 Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 the Company's Registration Statement on Form S-8 (file no. 333-73650)).

4.7                 2003 Share Option Plan (incorporated by reference to Exhibit
                    99.1 to the Company's Registration Statement on Form S-8 (file no. 333-111303)

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