Form 20-F
period 2007-12-31
JACADA LTD
filed 2008-06-17
CIK 1095747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from ____________ to ______________

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

20,600,865 Ordinary Shares, par value NIS 0.01 per share

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☒ Yes	☐ No

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These statements include all statements that are not statements of historical facts regarding the intent, belief, or current expectations of the Company, its directors or its officers with respect to, among other things:  (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; and (iii) the Company’s growth strategy and operating strategy (including the development of its products and services).  The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions or variations thereof are intended to identify forward-looking statements.  Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control and that actual results may differ materially from those in the forward-looking statements as a result of various factors and other information contained in this Annual Report, including the performance and continued acceptance of our products, general economic conditions and other risk factors identified under the heading “Risk Factors” including “The sale of our legacy business may result in the reduction of revenues and impact our ability to achieve profitability”, “Our business model is focused on continued growth in a market in which we have only four years of experience and failure to continue our early penetration into this market would negatively impact our results of operations.”, “We must continue our significant investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues”, “We do not have a proven business model for the customer services and support market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace may be harmed or we will experience a further delay in generating revenues from these products”, “Revenues from our customer service and support market products might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations”, “Competition in the market in which we operate is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced“, and ”We rely on our key personnel and key management members, whose knowledge of our business and technical expertise would be extremely difficult to replace”.

The results of operations in this annual report relate to our customers services and support business. As a result of the sale of our traditional market business on effective as of January 1, 2008, the results of the traditional market business were reclassified to one line item in the statement of operations as “Income from discontinued operations”.

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

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

A.           Selected Financial Data

The following table sets forth selected financial data from our consolidated statements of operations and balance sheets for the periods indicated.  The selected consolidated statement of operations data for the years ended December 31, 2007, 2006 and 2005 and the selected consolidated balance sheet data as of December 31, 2007 and 2006 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.  As a result of the agreement to sell our traditional market business on December 19, 2007, which closed on January 1, 2008, the results of the traditional market business for all prior periods were reclassified to one line item in the statement of operations as “Net income from discontinued operations, net of taxes”. The financial statements included in this Annual Report have been prepared in accordance with US GAAP. The consolidated statements of operations data for the year ended December 31, 2004 and 2003, except for the reclassification to discontinued operations, and the selected consolidated balance sheet data as of December 31, 2005, 2004 and 2003 are derived from audited consolidated financial statements that are not included herein. The following selected financial data are qualified by reference to and should be read in conjunction with the sections entitled “Item 5:  Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and our consolidated financial statements and the notes thereto included elsewhere in the Annual Report.

	Year ended December 31,
	2007	2006	2005	2004	2003
			(in thousands)

Consolidated Statement of Operations Data:
Revenues:
Software licenses	$3,706	$3,668	$3,632	$855	-
Services	7,824	3,482	617	159	-
Maintenance	1,812	1,356	984	117	-
Total revenues	13,342	8,506	5,233	1,131	-
Cost of revenues:
Software licenses	449	244	312	86	-
Services	6,354	3,218	2,411	83	-
Maintenance	745	662	643	-	-
Total cost of revenues	7,548	4,124	3,366	169	-
Gross profit	5,794	4,382	1,867	962	-
Operating expenses:
Research and development	4,402	3,838	3,743	2,639	510
Sales and marketing	9,787	9,759	10,046	1,884	99
General and administrative	5,249	5,108	5,388	4,724	4,645
Total operating expenses	19,438	18,705	19,177	9,247	5,254
Operating loss	(13,644)	(14,323)	(17,310)	(8,285)	(5,254)
Financial income, net	1,548	1,372	830	786	1,037
Pretax loss from continuing operations	(12,096)	(12,951)	(16,480)	(7,499)	(4,217)
Tax benefit	8,672	3,117	4,055	981	833
Net loss from continuing operations	(3,424)	(9,834)	(12,425)	(6,518)	(3,384)
Net income from discontinued operations, net of taxes	7,540	7,262	7,467	905	1,235

Net Income (loss)	$4,116	$(2,572)	$(4,958)	$(5,613)	$(2,149)

Basic and diluted net earnings (loss) per share
Continuing operations	$(0.17)	$(0.50)	$(0.63)	$(0.34)	$(0.18)
Discontinued operations	$0.37	$0.37	$0.38	$0.05	$0.07
Basic and diluted net earnings (loss) per share	$0.20	$(0.13)	$(0.25)	$(0.29)	$(0.11)
Weighted average number of shares used in computing basic and diluted net earning (loss) per share	20,364,752	19,827,852	19,497,726	19,282,800	19,011,435

	2007	2006	2005	2004	2003

Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,960	$4,735	$3,461	$3,552	$9,845
Cash and investments	33,824	35,922	35,651	37,613	41,793
Working capital	19,316	10,722	12,638	19,885	14,664
Total assets	52,101	45,710	45,612	49,230	53,387
Shareholders’ equity	39,904	33,395	34,475	39,089	44,504
Dividends per share	-	-	-	-	-

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

Risks Related to Our Business

The sale of our legacy business may result in the reduction of revenues and impact our ability to achieve profitability.  In January 2008 we sold the intellectual property and related customer contracts associated with the following Jacada products:  Jacada Interface Server and Jacada Integrator, also known as Jacada HostFuse, Jacada Studio, Jacada Innovator and Jacada Terminal Emulator.  These activities associated with these products comprised our application modernization and legacy integration business, which we refer to as our traditional or legacy business. Revenues from our legacy business, which were derived from sales of licenses, professional services and maintenance services, represented a substantial portion of our revenues, in the years 2005, 2006 and 2007. We cannot assure you that the growth of revenues from our customer service and support business, from which we expect to generate almost all of our revenues in the future will offset the loss of revenues resulting from the sale of our traditional market business . Furthermore, the costs associated with our legacy business were relatively fixed at levels that resulted in that business achieving profitability on a stand-alone basis. We have and intend to continue to invest in our customer service and support business, meaning that unless we are successful in achieving significant growth in revenues from that business, we cannot assure you that we will achieve or maintain profitability in the future. Our ability to increase revenues and maintain profitability will be affected by the other risks and uncertainties described in this section and in the sections entitled “Item 5: Operating and Financial Review and Prospects” and “Item 11:  Quantitative and Qualitative Disclosures about Market Risk.”

Our business model is focused on continued growth in a market in which we have only four years of experience and failure to continue our early penetration into this market would negatively impact our results of operations. We have elected to focus our business on the sale of our software products and solution in the customer services and support market. In the second quarter of 2004, we introduced Jacada Fusion, our solution that is designed to integrate different applications residing on host, Windows and Web-based platforms, and allow non-invasive access to those applications through a single user interface.  In the third quarter of 2005, we introduced Jacada WorkSpace, a solution designed to be a single agent console that unifies customer interaction tools with a single access point to all the mission-critical applications required by the customer service representative to effectively complete a customer interaction. Our license to sell our traditional market products, on a stand alone basis, is limited to sales for the use by our customers in their customer services and support business. However, we have limited experience in this market.  Our limited experience and knowledge regarding the customer services and support market may impede our ability to sell our products and result in decreased revenues and increased losses.

We must continue our significant investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues. We believe that our future success is dependent upon the expansion of our indirect distribution channels, consisting of our relationships with partners, system integrators, call center infrastructure providers, call center outsourcers, resellers and distributors. Significant continued investment in indirect distribution channels and in our direct sales and marketing efforts is essential to increase market awareness of our products and to generate increased revenues, in relation to such products.  We currently have relationships with a limited number of these parties.

Our future growth will be limited if:

•	we fail to work effectively with our indirect distribution partners; or

•	there is a decrease in the willingness or ability of our indirect distribution partners to devote sufficient resources and efforts to market, sale and support our products or;

•	we fail to increase the number of indirect distribution partners with which we have relationships.

If any of these circumstances occurs, we will have to devote substantially more resources to the sales, marketing, distribution, implementation, customization and support of our products than we otherwise would. However, our own efforts, limited resources, limited experience in delivering significant and complex implementation and customization projects and relative lack of contacts within the customer services and support market in comparison with some of our potential indirect distribution channels, may not be as effective as those of our indirect distribution channels.

We do not have a proven business model for the customer services and support market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace may be harmed or we will experience a further delay in generating revenues from these products. Our business model for selling Jacada Fusion and Jacada WorkSpace products is different than the business model we used for our traditional market products. To date we have had limited number of deals in which we sold Jacada Fusion and Jacada WorkSpace and therefore we do not have enough experience to determine if our business model is correct and is appropriate for the generation either of new sales or follow-on sales. In the event that our chosen business model is inappropriate, we may need to modify our business model and adjust the manner in which we sell Jacada Fusion and Jacada WorkSpace in order to close subsequent transactions. If our business model is incorrect and must be adjusted, our revenues and expense levels may be adversely affected.

Revenues from our customer services and support products might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations.  Historically, revenues from our traditional market products were generated from a relatively large number of sales to a wide number of customers.  During 2005, 2006 and 2007 revenues from the Jacada Fusion and Jacada WorkSpace products derived from large orders from a small number of customers. In the year 2007 two customers represented 41% of our total revenues, in the year 2006 three customers represented 57% of our total revenues and in the year 2005, one customer represented 83% of our total revenues. Currently we cannot assure that we will make repeat sales to these customers. To the extent that this trend continues, our revenues will be dependent on a relatively limited number of significant customers. We also cannot assure you that new customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to become profitable.

Competition in the market in which we operate is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced. The market in which we operate are competitive and subject to changes. Our products compete with other contact center solutions offered by other vendors including Microsoft, Corizon and Graham Technology. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

In addition, our potential customers may choose to deploy traditional CRM application software, or utilize their own information technology personnel or system integrators to write new code or rewrite existing applications in an effort to develop their own customer service and support solutions. As a result, prospective clients may decide against purchasing and implementing externally-developed solutions such as ours.

Many of our current and potential competitors have significantly greater financial, technical and marketing resources, greater name recognition and larger customer bases than we do. Our competitors may be able to develop products comparable or superior to ours; adapt more quickly than us to new technologies, evolving industry trends or customer requirements; or devote greater resources than we do to the development, promotion and sale of products. Accordingly, we may not be able to compete effectively in our markets, competition may intensify and future competition may harm our business.

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

Our revenues could be adversely affected if we fail to recruit and retain consultants and other technical service personnel.  Sales of our Jacada Fusion and Jacada WorkSpace products require in many cases advance sales activity involving consultants and post-sale implementation and customization. We rely on our staff of professional consultants, other technical service personnel and subcontractors to implement our solutions after being purchased by our customers. Unless we are able to recruit and retain professional consultants, other technical service personnel and subcontractors or hire and train such personnel and subcontractors to replace those who leave us, it will be difficult for us to implement our solutions and obtain customer acceptance and to increase or possibly even maintain our present level of sales due to constraints on our capacity to implement sales. In addition, a growing number of our transactions require implementation of our solutions.  In these transactions, the implementation and customization services performed by these personnel are especially important.  If we are unable to hire and retain these personnel, it may adversely impact our ability to successfully close such transactions.

Our future growth will be adversely affected and our future operating results may be adversely affected if we fail to develop and introduce new functionality for our products and new products for the customer service and support market or if our new products fail to achieve market acceptance.  In order to achieve sales growth we will need to develop and introduce new functionality for our customer service and support products and new products for such market. Our ability to develop and introduce new functionality for our customer service and support products and new products for this market requires us to invest significant resources in research and development and in the sales and marketing of a new product.  If we fail to develop and market new products successfully, we may not be able to recover our research and development expenditures or our sales and marketing expenditures, which would adversely impact our operating results.

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

Failure to deliver professional services efficiently could negatively impact our gross margins. Our limited experience and knowledge regarding the customer services and support market generally and the delivery of our products and solutions for this new market specifically may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated.  Any such expending of more resources may negatively impact our professional services gross margins and our ability to achieve or maintain profitability.

In previous years, we experienced fluctuations in our annual and quarterly results of operations, which resulted, and may continue to result, in volatility in our share price. In previous years we have experienced, and may continue to experience, fluctuations in our quarterly results of operations, and we may likewise experience significant fluctuations in our annual results of operations.  Factors which have contributed and may in the future contribute to fluctuations in our results of operations include: our ability to deliver our implementation and customization projects, customer acceptance of our products and solutions, the size and timing of orders, general economic conditions, market awareness, the capital spending patterns of our customers, customer concentration and the timing of our product introductions or enhancements or that of our competitors or providers of complementary products. Because of these and other factors, our quarterly revenues may fluctuate materially. Therefore, the results of past periods should not be relied upon as an indication of our future performance.  It is likely that in some future periods, our operating results may again be below expectations of public market analysts or investors, which may cause our share price to decline.

  The market price of our shares is volatile and the volume of the daily trading of our shares is very low; therefore you may not be able to resell your shares at or above the price you paid, or at all. The risks described in this Item 3.D may adversely affect our share price.  Our share price, like that of many technology companies, may be subject to volatility. In addition, our share price may be adversely affected by changes in estimates of our financial results or recommendations by securities analysts, changes in the quarterly financial results of companies perceived to be similar to us, and changes in market valuations of similar companies. In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition or results of operations. If our share price decreases to below $1.00 per share and remains there for 30 consecutive trading days, Nasdaq could initiate procedures to de-list our shares from the Nasdaq National Market and onto either the Nasdaq Small Cap Market or the OTC Bulletin Board.  Furthermore, because of the low volume of daily trading in our shares, you may be unable to sell your shares in the market due to low or no demand for such shares.

We expect to be subject to increasing risks of international operations. Currently we market and sell our products and services primarily in North America and Europe, from which areas we received approximately 96.4% of our total revenues for the year ended December 31, 2007. Managing our operations in North America and Europe requires significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products in regions other than North America and Europe.  Our inability to increase our worldwide operations successfully could adversely impact our business.  In addition, exchange rate fluctuations between the dollar and foreign currencies have adversely affected us in the year 2007 and may continue to adversely affect us. Although we utilize currency exchange forward contracts to hedge our New Israeli Shekel (NIS) expenses associated with our Israeli operation and the payments from our material Euro and English Pound (GBP) - denominated transactions, some of our foreign currency-denominated revenues are still not hedged. Accordingly, we are still exposed to the risks that our revenues will decrease in the event that those foreign currencies weakness against the dollar or that our expenses will increase in the event that those foreign currencies strengthen against the dollar. See “-Exchange rate fluctuations between the dollar and the NIS may negatively affect our earnings” for a discussion of risks associated with fluctuations in the dollar-NIS exchange rate.

Our products may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our products.  Our products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Although we have not experienced any material software defects to date, defects could cause our customers to experience system failures. Our customers depend on our software for their critical systems and business functions. Any errors or defects could:

•	damage our reputation;

•	increase our product development costs;

•	divert our product development resources;

•	expose us to monetary damages;

•	cause us to lose future sales;

•	damage our ability to deliver our solutions to the customer; or

•	delay or diminish market acceptance of our products.

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

We may fail to maintain effective internal controls in accordance with Section
404 of the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 may result in increased general and administrative expense and a diversion of management time and attention. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. In the Future we may identify material weaknesses in our controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

We might recognize a loss with respect to our investments in financial instruments. We invest most of our cash in a variety of financial instruments. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose a portion of such investment and our financial income may decrease. In addition, to the extent there is a general downturn in the credit markets, which could adversely affect the liquidity of our investments, or if the credit rating of our investments is downgraded, we might recognize some loss. For information on the types of our investments, including an investment we made in 2008 in an auction rate security, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in this annual report.

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

Generally, all non-exempt male adult citizens and permanent residents of Israel under the age of 45 (or older, for citizens with certain occupations), including some of our officers, directors and employees, are obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances.  The absence of these employees for significant periods may cause us to experience operating difficulties.  Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit our ability to make sales in those countries.

Exchange rate fluctuations between the dollar and the NIS may negatively affect our earnings.  A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities-related expenses, are incurred in New Israeli Shekels (NIS). Consequently, inflation in Israel or fluctuations in the U.S. dollar-New Israeli Shekel (NIS) exchange rate will have the effect of increasing the U.S. dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar.  During the year 2007, the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our operations in Israel, and this trend has continued in early 2008. As a result of this differential, from time to time we may experience increases in the costs of our Israeli operations, as expressed in dollars, which could have an adverse effect on our results of operations and financial condition. We cannot predict any future trends in the rate of inflation in Israel or the rate of valuation of the NIS against the U.S. dollar. Although we hedge partially against risks associated with fluctuations in the dollar-NIS exchange rate, if the dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will still be adversely affected.

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

In order to receive tax benefits, we must comply with a number of conditions and criteria. If we fail to comply in whole or in part with these conditions and criteria, we will not be entitled to the tax benefits.  Although we believe that we have operated and will continue to operate in compliance with the required conditions, we cannot assure you that this will continue.

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

Certain provisions of our articles of association and of Israeli law could delay, hinder or prevent a change in our control.  Our articles of association contain provisions which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders.  For example, our articles of association provide that our board of directors is divided into four classes, three of which serving three-year terms.  In addition, certain provisions of the Israeli Companies Law, which we refer to as the Companies Law, could also delay or otherwise make more difficult a change in control.  The provisions of the Companies Law relating to mergers and acquisitions are discussed in greater detail in “Item 10.B: Memorandum and Articles of Association.”

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

Since October 1999, our Ordinary Shares have been quoted on the Nasdaq National Market under the symbol “JCDA.”  In addition, our Ordinary Shares have been quoted on the Tel Aviv Stock Exchange under the same symbol or its Hebrew equivalent since June 18, 2001.  We develop, market and support unified service desktop and process optimization solutions that simplify and automate customer service processes.  By bridging disconnected systems into a single, “intelligent” workspace, our solutions create greater operational efficiency and increase agent and customer satisfaction.  Our traditional market products enable businesses to Web-enable, modernize and integrate their existing software applications to better serve the needs of their users, customers and partners.  Our customer service and support products, Jacada Fusion and Jacada WorkSpace, introduced in May 2004 and September 2005, respectively, target organizations that struggle to reduce operational costs and deliver high quality customer service due to the complexity of the customer service representative’s desktop. Our solutions provide our customers with a simplified interaction designed to improve the efficiency of the user and the experience of the user’s customer.

In January 2008 we sold the intellectual property and related customer contracts associated with the following Jacada products:  Jacada Interface Server and Jacada Integrator, also known as Jacada HostFuse, Jacada Studio, Jacada Innovator and Jacada Terminal Emulator in consideration for 26 million Dollars in cash. These activities associated with these products comprised our application modernization and legacy integration business, which we refer to as our traditional or legacy business. Under the terms of the transaction we retained the right to develop, market, sell and support Jacada Interface Server and Jacada HostFuse in support of our customer service and support business.

Typical users of the Jacada Fusion or Jacada WorkSpace products and services are medium to large businesses with inbound contact centers that typically have in excess of 100 agents (customer service representatives). Some of the companies that have purchased Jacada Fusion and Jacada WorkSpace products include Vodafone, West Telemarketing, Cox Communications, Capita Business Services, Lillian Vernon, Quelle Contact Vertrieb, Embratel – Empresa Brasileira de Telecomunicações, Omnium Worldwide, Harrah's Entertainment, Central Hudson Gas & Electric, Station Casinos and O2 UK.

Typical users of our traditional market products and services are medium to large businesses with sophisticated technology requirements. Some of the companies that have implemented our traditional solutions include AIG, Bank of America, Caterpillar, Delta Air Lines, U.S. Department of Interior, The Federal Reserve Bank, Liberty Mutual Insurance, Manpower, Porsche Cars North America, Prudential Life Insurance Company, Raytheon, The Hartford, and the Spanish social security authorities. Our agreements with these customers have been assigned as part of the sale of our traditional market business.

See Items 5 and 18 for a description of our capital expenditures for the past three fiscal years.  Other than the sale of our legacy business as described in this Item above, we have made no divestitures during the same time period. In addition, we are not currently engaged in a capital divestiture and our current capital expenditures are for computers, software and peripheral equipment.  These capital expenditures are financed with our internal cash resources.

In February 2008 our board of directors authorized the use of up to $10 million of our available cash to repurchase our ordinary shares. Purchases shall be made from time to time at the discretion of our management in the open market or in privately negotiated transactions, subject to, among other factors, market conditions, trading volume and our share price. No time limit was set for the repurchase program and the program may be suspended from time to time or discontinued. See Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers for disclosure regarding our repurchase program.

We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies’ shares during fiscal years 2006 and 2007.

B.           Business Overview

Industry Overview

In 2004, we introduced Jacada Fusion and elected to target corporate customer contact centers.  In the third quarter of 2005, we introduced Jacada WorkSpace, a solution specifically designed for the customer contact center market.   We refer to this market as the “customer service and support market”. Prior to the introduction of our customer service and support market products we have been operating in the application integration and web-enablement market for 16 years. We refer to this market as our “traditional market.”

Customer Service and Support Market

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

Our Solutions

 We develop, market and support unified service desktop and process optimization solutions that simplify and automate customer service processes.  By bridging disconnected systems into a single, “intelligent” workspace, our customer service and support market solutions create greater operational efficiency and increase agent and customer satisfaction. Our customer service and support market products, Jacada Fusion and Jacada Workspace simplify the desktop of customer service representatives to reduce operational costs and improve the customer experience. Our customer service and support market solutions are designed to provide our customers with a simplified interaction to improve the efficiency of the user and the experience of the user’s customer.

Our traditional market products enable businesses to Web-enable, modernize and integrate their existing software applications to better serve the needs of their users, customers and partners.

Benefits

Our solutions for the customer service and support market provide the following business benefits:

•
Reducing average handle times. Because Jacada Fusion and Jacada Workspace products present users with a single interface through which applications are accessed, they eliminate the need to navigate through and between applications. Therefore they eliminate redundant data entry, cut keystrokes and streamline or even eliminate process steps, including time consuming call wrap-up processes, thereby generating greater agent efficiency.  This enables increased first call resolution and significant reduction in average handle times.

•
Significantly reducing customer service representative training costs.  By simplifying the customer service representative desktop and reducing the number of applications with which a customer service representative must interact, our contact center solutions allow our customers to significantly reduce their customer service representative training costs.

•
Increasing revenue opportunities. By reducing average handle times and making it easier for customer service representatives to access all the data needed to answer a customer’s question or complete a customer’s request, Jacada Fusion and Jacada Workspace enable customer service representatives to perform increased sales activities, leading to potentially greater revenue opportunities.

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

Our technology and approach to delivering solutions provide the following implementation benefits:

•
Leverage Existing Information Technology Resources.   Our solutions permit companies to integrate their existing applications without modifying or replacing any existing systems.  This eliminates the need for time-consuming and expensive custom programming or application upgrades or replacement projects.

•
Allow Rapid Implementation.   We design our solutions to be implemented rapidly, which results in faster time-to-market than internally developed solutions or packaged application software implementations.

•
Flexibility to Adapt to Evolving Business Needs.   We design our solutions to work effectively even as companies modify existing and add new applications in response to their evolving business needs. The access to multiple platforms through one interface also allows companies to respond more quickly to customer demands and changes in the marketplace as new business rules and processes can be adopted through the single user interface without rewriting any application code or data.

•
Reliability and Scalability.   Our solutions are designed to provide the reliability required for applications that are critical to the operation of businesses, and are easily scalable to accommodate additional users in response to evolving business needs.

Products and Technology

Our products include:

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

Jacada® Fusion. Jacada Fusion, a bundling of two Jacada products: Jacada HostFuse and Jacada WinFuse mentioned, below is a non-invasive integration platform which can automate processes that involve different kinds of business application – whether traditional legacy ‘green screen’ mainframe applications, Windows client/server applications or newer web-based (browser-based) applications.

Jacada® WinFuse. Jacada WinFuse is a non-invasive integration solution that allows companies to web-enable and integrate their Microsoft Windows client/server and web-based applications without modifying or changing anything in the existing application.  Jacada WinFuse enables organizations to leverage their existing Windows client/server and web-based applications to automate business processes and seamlessly integrate and transfer data from one application to another.  Jacada WinFuse can work with almost any 32-bit Windows and web or browser-based application.

Jacada WinFuse web service-enables Windows client/server or web-based applications. Without changing anything in the original application, and without needing to access the source code, Jacada WinFuse enables organizations to automate interactions with their applications and “drive” the system as a user would, navigating a series of Windows forms or web pages, and inserting or retrieving data as required. Jacada WinFuse exposes these interactions as Web services that can be integrated into any J2EE or .NET composite application in a scalable and secure fashion.

By service-enabling any Windows-based or web-based application, Jacada WinFuse provides for the rapid adoption of service-oriented architectures (SOA), enabling IT to rapidly deliver new functionality.

Jacada® Interaction Manager. Jacada Interaction Manager guides the customer service agent through an optimized interaction with the customer. A typical contact center interaction contains elements of “guidance language” presented to the agent as a best practice suggestion regarding how to answer the customer's inquiry, mandatory language that must be read for compliance reasons, business rules to determine what the agent may offer or do next, and workflow between these steps to ensure that all necessary information is gathered and presented to the customer. Jacada Interaction Manager deploys in conjunction with Jacada WorkSpace ensuring seamless cooperation between the customer interaction workflow and the multiple business systems controlled by Jacada WorkSpace.

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

Our intellectual property rights in the Jacada Interface Server and the Jacada HostFuse products were sold in January 2008 as part of the sale of our traditional market business. We are licensed to develop and sell these products under an irrevocable license agreement. Our license to sell our traditional market products, on a stand alone basis, is limited to sales for the use by our customers in their customer services and support business. See Item 4A History and Development of the Company.

Professional Services

Our professional services include training, consulting services (which include installation, implementation, integration and customization of our solutions), solution support services and product support and maintenance services.

We provide our direct customers and our partners with professional services to assist them with installing, integrating, implementing and customizing our products into the customers’ systems, and with managing and enhancing their utilization of our products on an ongoing basis. We also provide customer and partner training services to assist our customers and partners in learning how to use our products at our Atlanta, Georgia facility and other locations, with coursework related to various aspects of our products. In addition we provide our customers with solution support services for the work product deliverables that were provided as part of our professional services.

We bill for our professional consulting services (which includes installation, implementation, integration and customization of our solutions), and for our solution support services either on a fixed fee basis or by the hour plus out-of-pocket expenses, and for training services by the day plus out-of-pocket expenses.  The majority of our trainers and consultants are located in the United States.

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

Principal Markets

Our principal markets are North America and Europe. We generate revenues from licensing our software products and solutions to customers and providing customers with training, professional, and product support and maintenance services. Software licenses revenues constituted approximately 27.8%, 43.1% and 69.4% of our total revenues for the years ended December 31, 2007, 2006 and 2005, respectively, while service and maintenance revenues constituted approximately 72.2%, 56.9% and 30.6% of our total revenues, respectively, for the same periods.  Software licenses revenues generated from North American customers constituted approximately 11.2%, 19.6% and 6.6% of our total revenues for the years ended December 31, 2007, 2006 and 2005, respectively, while service and maintenance revenues generated from North American customers constituted approximately 29.4%, 27.8% and 7.3% of our total revenues, respectively, for the same periods.  Software license revenues generated from European customers constituted approximately 14.3%, 19.9% and 62.9% of our total revenues for the years ended December 31, 2007, 2006 and 2005, respectively, while service and maintenance revenues generated from European customers constituted approximately 41.4%, 28.5% and 23.0% of our total revenues, respectively, for the same periods.

Seasonality

Not applicable.

Sources and Availability of Raw Materials

Not applicable.

Sales and Marketing

We sell our products through our direct sales force in North America and Europe, as well as through our indirect distribution channels, consisting of system integrators, partners, call center infrastructure providers and call center outsourcers. We also use indirect distribution channels in countries where we have no direct sales operations such as Latin America and Australia. As of December 31, 2007, we had 44 people in our sales and marketing organization, compared to 48 as of December 31, 2006.

In October 2007 we recruited our new senior vice president and general manager, of our European operations, who is responsible for our sales, field services, business development and marketing activities in Europe. In addition, during 2007 we made changes in our European sales staff. During 2007 we continued to invest significantly in the establishment of strategic indirect sales channels for our customer service and support products, such as through system integrators, alliances with major contact center infrastructure and applications vendors and outsourcers for the contact center market. As part of such investment we signed a global alliance agreement with Accenture, a global management consulting, technology services and outsourcing provider and partnership agreement with IBM. It is our expectation that our indirect distribution channels will extend our market reach by increasing market awareness to our solution and presenting us to potential customers. We intend to continue to invest in 2008 in the development of our indirect sales channels, including through broadening the relations with our existing partners.

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

Customers

Our customers include end users to whom we sell our products and services directly, system integrators, partners, distributors and other intermediaries who either resell our products to end users or incorporate our products into their own product offerings and end users who purchase our products from such distributors and other intermediaries.  Typical users of our products and services are medium to large businesses with sophisticated technology requirements.

Some examples of customers’ uses of our products include:

•
Telecommunications providers, which use our solution to assist in streamlining and automating their customer service process, billing inquiries, account changes, and to generally improve the productivity and efficiency of their contact center.

•
Contact Center Outsourcers; which utilize our solutions to reduce their operational costs, to provide better service for their customers, to implement new customers into production faster,  and to provide a differentiated service when they compete for new business.

•
Retailers, which use our solutions in their contact centers or their back-office software applications in order to reduce their operational costs, as well as to provide better service for their customers, to simplify complex ordering and customization interactions, and to enable existing back-office software applications to be used to receive and process orders from customers and to send orders to suppliers via the Internet.

•
Insurance companies, which use our solutions to modernize their contact center applications, Web-enable access to these applications for customers to update account information via the Internet, and integrate their customer information systems with CRM applications.

•
Public utility providers use our solutions to automate critical call processes and integrate their existing business systems into a simplified customer service desktop, reduce customer service agent desktop complexity and optimize key customer service processes in their contact centers in order to reduce agent training time, increase agent productivity and improve overall customer service.

•
Entertainment, gaming and hospitality companies use our solutions to simplify and automate the customer service desktop for their call center agents to drive incremental revenue through up-sell and cross-sell activities.

Research and Development

We believe that strong product development is essential to our strategy of continuing to enhance and expand the capabilities of our products. We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited and intend in the future to recruit key software engineers and developers with experience in Java, .Net, communications, expert systems, Windows internals and Internet technologies. Our research and development efforts, which include internal development as well as acquisition of technology components, are primarily focused on enhancing and adding functionality to our customer service and support products as well as adding new products based on our expectations of future technologies and industry trends.

Our research and development expenses were $4.4 million for the year ended December 31,2007, $3.8 million for the year ended December 31, 2006 and $3.7 million for the year ended December 31, 2005.  As of December 31, 2007, 38 professionals were engaged in research and development activities, a decrease compared to 41 professionals at December 31, 2006, however, we are also using third party service providers for some of our research and development activities. See also “Item 5. Operating and Financial Review and Prospects, A. Operating Results, Total Operating Expenses.”

Dependence on Patents and Licenses

We are generally not dependent on any third party license or patent with respect to our technology for the customer service and support products. However, sales of our customer services and support products often include licenses to our traditional market products as part of the solution we provide to our customers. Our rights to develop and sell our traditional market products are granted to us under an irrevocable license agreement which we have entered into as part of the sale of our traditional market business. Our license to sell our traditional market products, on a stand alone basis, is limited to sales for the use by our customers in their customer services and support business. See Item 4A History and Development of the Company. As part of that asset sale we have also sold the two patents we had on portions of our traditional market products technology.  While we have a patent pending with respect to our customer service and support products technology, we believe that the failure to obtain such patent would not diminish our ownership rights in our technology or our software products.

Our rights to sell, market and support the Jacada Interaction Manager product, which is an ancillary product to our customer service and support products, are governed by a license agreement we entered into in April 2007.

Competition

The markets in which we operate are extremely competitive and subject to rapid change. We believe that the competitive factors affecting the markets for our products and services include:
●    relationships with key distribution partners;

●    product functionality and features;

●    availability of global support;

●    existing vendor relationships;

●    ease of product implementation;

●    quality of customer support services;

●    product reputation; and

●    financial stability of vendors.

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
Our customer service and support products compete with other contact center solutions offered by vendors including Microsoft, OpenSpan, Corizon and Graham Technology. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, or other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. In addition, our potential customers may choose to deploy traditional CRM application software, or utilize their own information technology personnel or system integrators to write new code or rewrite existing applications in an effort to develop their own customer service and support solutions.
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
From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel, or OCS.  We have used these grants to develop portion of our traditional market products, which we sold in January 2008. The State of Israel does not own proprietary rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding.  The technology developed with OCS funding is, however, subject to transfer restrictions, which we complied with in connection with the sale of the intellectual property rights in the traditional market products.  As of December 31, 2007 our outstanding royalty obligations to the OCS were in an aggregate amount of approximately $0.4 million. As part of the sale of our traditional market business, we transferred such obligation to the buyer and committed to reimburse the buyer for these future payments.
C.            Organizational structure
We own 100% of the stock in Jacada, Inc., a corporation organized under the laws of the state of Delaware, and 100% of the stock in Jacada (Europe) Limited, a company organized under the laws of England. Jacada (Europe) Limited owns 100% of the stock of Jacada Deutschland GmbH, a limited liability company organized under the laws of Germany.

D.            Property, Plants and Equipment
As of December 31, 2007, our headquarters and principal administrative, research and development operations were located in approximately 13,000 square feet of leased office space in Herzliya, Israel. The lease expires in March 2010.
In the United States, we lease approximately 18,500 square feet in Atlanta, Georgia, which we utilize for marketing, sales, administration, service and technical support. The lease expires in June 2009, and we have the right to extend the lease for an additional five-year term.
In the UK, we lease approximately 800 square feet, which we utilize for sales, marketing and services. The lease expires in October 2009. In addition, we lease office space in Germany, which is utilized for sales and marketing activities. The lease expires in April 2009 and is not material.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.            Operating Results

We develop, market and support unified service desktop and process optimization solutions that simplify and automate customer service processes.  By bridging disconnected systems into a single, “intelligent” workspace, our solutions create greater operational efficiency and increase agent and customer satisfaction. We also provide related professional services, including training, consulting, support and maintenance.
We were incorporated in December 1990. In 2004, we introduced Jacada Fusion and elected initially to target corporate customer contact centers, however Jacada Fusion may be also used by our customer for back office applications.  In the third quarter of 2005, we introduced a solution specifically for customer service representatives called Jacada WorkSpace. We refer to this market as the “customer service and support market”. Prior to the introduction of our customer service and support market products we have been operating in the legacy application integration and web-enablement market for 16 years.  We refer to this market as our “Traditional Market.”  Customers of our customer service and support market products may also use our traditional market products.
In January 2008 we sold the intellectual property and related customer contracts associated with the following Jacada products:  Jacada Interface Server and Jacada Integrator, also known as Jacada HostFuse, Jacada Studio, Jacada Innovator and Jacada Terminal Emulator in consideration for 26 million Dollars in cash. These activities associated with these products comprised our application modernization and legacy integration business, which we refer to as our traditional or legacy business. Under the terms of the transaction we retained the right to develop, market, sell and support Jacada Interface Server and Jacada HostFuse in support of our customer service and support business. The results of the traditional market business were reclassified to one line item in the statement of operations as “Net income from discontinued operations, net of taxes”.
Revenues
We derive our revenues from license fees for our software products, including software products that require significant customization, as well as from fees from professional services (which include installation, implementation, integration and customization of our solutions) and training and from maintenance and support services.  We sell licenses to our customers primarily through our direct sales force and indirectly through resellers and partners.  Both our customers and our resellers are considered end users.
Cost of Revenues
Our costs of revenues are comprised of (a) costs of software licenses, (b) costs of services and (c) costs of maintenance.
Cost of software licenses revenues consists of royalties, amortization of acquired technology and costs of duplicating media and documentation.
Cost of services and maintenance revenues consists of compensation expense, related overhead and subcontractor costs for personnel engaged in training, consulting, support and maintenance services for our customers.

Research and Development Costs
As part of our long-term growth strategy we have incurred substantial research and development costs.
Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred.  Based on our product development process, technological feasibility is established upon completion of a working model.  No costs are incurred between the completion of the working model and the point at which the products are ready for general release. Therefore, all research and development costs have been expensed.
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

Discontinued Operations. In January 2008, we sold our traditional market business. We recognized such transaction as a divestiture of operations and therefore the results of the traditional market business for all reported periods were reclassified into one-line item in the statement of operations as "Net income from discontinued operations, net of taxes". The assets and liabilities related to the traditional market business as of December 31, 2007 and 2006 were reclassified in our balance sheets as assets and liabilities of discontinued operations, respectively. In addition, the cash flow of the traditional market business was disclosed separately in our statements of cash flows for the years 2007, 2006 and 2005.

We evaluated our qualifications for the discontinued operations presentation in light of continuing operations and cash flows and continuing involvement provisions as discussed in EITF 03-13 and allocated all operations, cash flow, assets and liabilities related to the discontinued operations according to SFAS 144 provisions.

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

We recognize revenues from software license in accordance with SOP 97-2 as amended and modified by SOP 98-9. Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, either by written agreement or a purchase order, the software product has been delivered, the license fees are fixed and determinable, collection of the license fees is considered probable and no significant obligations with regard to implementation remain. License fees from software arrangements which involve multiple elements, such as post-contract customer support, consulting and training, are allocated to each element of the arrangement under the “residual method” when Vendor Specific Objective Evidence (VSOE) of fair value exists for all undelivered elements. We determine the fair value of each undelivered element in multiple-element arrangements based on the Vendor Specific Objective Evidence (VSOE) of fair value of each undelivered element when sold separately.
In arrangements which include software and services, a determination is made as to whether the services are considered essential to the functionality of the software. When services are considered essential to the functionality of the software, we account for the services together with the software under contract accounting in accordance with Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production - Type Contracts" ("SOP 81-1").
Revenues recognized in accordance with SOP 81-1 are accounted for using either the completed contract or percentage of completion method. The percentage of completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion but is limited to revenue that has been earned by the attainment of any milestones included in the contract. The completed contract method is used when the required services are not quantifiable, and under that method revenues are recognized only when final acceptance from the customer has been received or, when such acceptance is not required under the contract terms, upon our compliance with performance specifications under the contract terms. In judging the probability of collection of software license fees we continuously monitor collection and payments from our customers and maintain a provision for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may evaluate the creditworthiness of those customers. For some customers we may grant extended payment terms.  We perform initial credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s creditworthiness, as determined by our review of their credit information. We consider all arrangements with payment terms extending beyond six months not to be fixed or determinable.  If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

Service revenues include consulting, training and post-contract customer support. Consulting services, which include installation, implementation and customization services and training, are recognized either on a time and materials basis as the services are provided, on a fixed fee basis as per percentage of completion or completed contract accounting. Where the contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or when the acceptance provision has lapsed. Post-contract customer support arrangements provide for technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from those arrangements are recognized ratably over the term of the arrangement, usually one year.

Impairment of property and equipment. We review our property and equipment for impairment in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  During 2007, 2006 and 2005, no impairment losses were identified in accordance with SFAS No. 144.

Impairment of intangible assets. The carrying value our identifiable intangible assets is periodically reviewed by our management, based on the expected future undiscounted operating cash flows over the remaining amortization period. If this review indicates that an intangible asset will not be recoverable, its carrying value is reduced to estimated fair value. During 2007, we recorded an impairment loss in the amount of $155,000. During 2006 and 2005, no impairment losses were identified.
Goodwill. Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No, 142”) goodwill is not amortized. SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using our market capitalization. We have performed impairment tests during the third fiscal quarter and, following the sale of our traditional market business at the end of the year. Following the tests we determined that our goodwill of $3.1 million was not subject to impairment during fiscal year 2007.
Valuation of investment in marketable securities.  Fair values of marketable securities are estimated using quoted market prices. As of December 31, 2007 we had no investments in illiquid markest. Based on our intent with respect to a particular investment at the time of investment, we are generally required to classify our investments into one of three investment categories under GAAP: (i) trading; (ii) held to maturity; or (iii) available for sale. The classification of the investment may affect our reported results. We classify the investments as available for sale. Available for sale investments are carried at fair value. Changes in the fair value of investments classified as available for sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. We regularly review our investments for factors that may indicate that a decline in the fair value of an investment below its cost or amortized cost is other than temporary. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include:

●	Our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value;

●	The duration and extent to which the fair value has been less than cost; and

●	The financial condition and prospects of the issuer.

        Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods resulting in realized losses.

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

Our historical operating results for the years ended December 31, 2007, 2006 and 2005 as a percentage of total revenues are as follows:

	2007	2006	2005
Revenues:
Software Licenses	27.8%	43.1%	69.4%
Services	58.6	40.9	11.8
Maintenance	13.6	16.0	18.8
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software Licenses	3.4	2.9	6.0
Services	47.6	37.8	46.1
Maintenance	5.6	7.8	12.3
Total cost of revenues	56.6	48.5	64.4
Gross profit	43.4	51.5	35.6
Operating expenses:
Research and development	33.0	45.1	71.5
Sales and marketing	73.4	114.7	192.0
General and administrative	39.3	60.1	103.0
Total operating expenses	145.7	219.9	366.5
Operating loss	(102.3)	(168.4)	(330.9)
Financial income, net	11.6	16.1	15.9
Pretax loss from continuing operations	(90.7)	(152.3)	(315.0)

Tax benefit	65	36.6	77.5

Net loss from continuing operations	(25.7)	(115.7)	(237.5)

Net income from discontinued operations, net of taxes	56.5	85.4	142.7

Net income (loss)	30.8	(30.3)	(94.8)

Adoption of new accounting standard

In July 2006, the FASB issued Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes"("SFAS No. 109"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. Also, the interpretation provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 is effective for fiscal periods beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on our financial statements.

Recently Issued Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. We do not expect the adoption will have material impact on our consolidated financial statements.

In December 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 110 (SAB 110) to amend the SEC’s views set forth Staff Accounting Bulletin 107 (SAB 107) regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS No. 123(R). SAB 110 is effective in relation to us beginning in the first quarter of 2008. We are currently assessing the potential impact that the adoption of SAB 110 may have on our financial statements.

Years Ended December 31, 2007, 2006 and 2005
Revenues and Cost of Revenues

Revenues.  Revenues were $13.3 million, $8.5 million and $5.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. The increases in total revenues in 2007 as compared to 2006 and in 2006 as compared to 2005 were due to the growth in sales of our customer service and support market solutions. The growth results mainly from our increased penetration of the customer service and support market, increased number of customers and ability to sell and deliver to our customers strategic solutions which are heavily weighted with services components, in addition to growth in our recurring maintenance revenue. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. As of December 31, 2007, 2006 and 2005, no such estimated losses were identified

In each of 2007, 2006 and 2005, a significant portion of our revenues were derived from a few large orders. In 2007 two customers represented 41% of our total revenues, in 2006 three customers represented 57% of our total revenues, and in 2005, which was the first year in which we sold our customer service and support products, one customer represented 83% of our total revenues.

Software licenses revenues. Software license revenues were $3.70 million, or 27.8 % of revenues for the year ended December 31, 2007, compared to $3.7 million, or 43.1% of revenues for the year ended December 31, 2006, and $3.6 million, or 69.4% of revenues for the year ended December 31, 2005. Although software license revenues were flat during 2005, 2006 and 2007, total revenues increased year over year. The decrease in the proportion of the software license revenues out of total revenues resulted from the increased amount of service revenues in certain of our transactions over these years.
Service revenues. Service revenues were $7.8 million or 58.6% of revenues for the year ended December 31, 2007, compared to $3.5 million or 40.9% of revenues for the year ended December 31, 2006, and $0.6 million or 11.8% of revenues for the year ended December 31, 2005. Service revenues are generated primarily from installation, implementation and customization of our software products. The increase in service revenues in 2007 and 2006 resulted from an increase in the size and complexity of certain deals due to higher process improvement requirements resulting in services revenues comprising a higher proportion of the total revenues for the deal.
Maintenance revenues. Maintenance revenues were $1.81 million or 13.6% of revenues for the year ended December 31, 2007, compared to $1.4 million or 16.0% of revenues for the year ended December 31, 2006 and $0.98 million or 18.8% of revenues for the year ended December 31, 2005. The increase in maintenance revenues in 2007 and 2006 was related to the increased number of customers using our customer service and support market products.
Total Cost of Revenues. Total cost of revenues was $7.5 million or 56.6% of revenues for the year ended December 31, 2007, compared to $4.1 million or 48.5% of revenues for the year ended December 31, 2006 and $3.4 million or 64.4% of revenues for the year ended December 31, 2005. The increases in cost of revenues during 2007 and 2006 were primarily due to an increase in the cost of services revenues as discussed below.
Cost of software licenses revenues was $0.4 million or 3.4% of revenues for the year ended December 31, 2007, compared to $0.2 million or 2.9% of revenues for the year ended December 31, 2006 and $0.3 million or 6.0% of revenues for the year ended December 31, 2005. The increase in cost of software licenses in 2007 compared to 2006 was mainly due to an impairment in the amount of $0.2 million related to a technology we purchased in June 2004, which we subsequently stopped selling to new customers. The decrease in costs of software licenses in 2006 compared to 2005 was mainly due to payments of royalties to our software vendors in 2005.
Cost of service revenues was $6.4 million or 47.6% of revenues for the year ended December 31, 2007, compared to $3.2 million or 37.8% of revenues for the year ended December 31, 2006 and $2.4 million or 46.1% of revenues for the year ended December 31, 2005. The increase in cost of services revenues in 2007 and 2006 was due to an increase in services personnel, as we grew from 22 services professionals at year end 2005 to 25 at year end 2006 and to 43 at year end 2007, resulting in increase in compensation costs, related recruitment fees and the use of subcontractors in order to support the increase in services revenue. See Risk Factor entitled: “Failure to deliver professional services efficiently could negatively impact our gross margins.”
Cost of maintenance revenues was $0.7 million or 5.6% of revenues for the year ended December 31, 2007, compared to $0.7 million or 7.8% of revenues for the year ended December 31, 2006, and compared to $0.7 million or 12.3% of revenues for the year ended December 31, 2005.

Total Operating Expenses
Total operating expenses in 2007 were $19.4 million, representing an increase from $18.7 million in 2006.  This increase was mainly due to an increase in an amount of $0.4 million in our research and development expenses in support of the continuing development of our customer service and support market products, and an increase in expenses, in an amount of $0.2 million due to the appreciation of the Israeli New Shekel against the U.S. dollar.  Total operating expenses in 2005 were $19.2 million. The decrease of total operating expenses in 2006 was achieved primarily by a decrease in sales and marketing expenses in the amount of approximately $0.3 million and a decrease in general and administrative expenses in the amount of approximately $0.3 million.
Research and Development.  Research and development expenses were $4.4 million, $3.8 million and $3.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. The increase in research and development expenses between 2006 and 2007 resulted mainly from salary adjustments, the appreciation of the Israeli New Shekel against the U.S dollar, cost associated with licensed technology components for incorporation into our products suite  and the establishment of our offshore development team through a third party service provider in order to support the continuing development of our customer service and support market products.  As a percentage of total revenues, research and development expenses were 33.0%, 45.1% and 71.5% for the years ended December 31, 2007 2006 and 2005, respectively.
Sales and Marketing.  Sales and marketing expenses were $9.8 million, $9.8 million and $10.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. The decrease in 2006 compared to 2005 was primarily due to decrease in commission and incentive payments, which was slightly offset by stock based compensation expenses resulted from the adoption of SFAS 123(R). As a percentage of total revenues, sales and marketing expenses were 73.4%, 114.7% and 192% for the years ended December 31, 2007, 2006 and 2005, respectively.
General and Administrative.  General and administrative expenses were $5.2 million, $5.1 million and $5.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. As a percentage of total revenues, general and administrative expenses were 39.3%, 60.1% and 103% of total revenues for the years ended December 31, 2007, 2006 and 2005, respectively. The increase in 2007 compared to 2006 was primarily related to compensation expense related to the separation agreement with our former chief executive officer offset by reduction in ordinary course of business expenses. The decrease in 2006 compared to 2005 was primarily due to reduction in ordinary course of business expenses, which was partially offset by stock based compensation expenses resulted from the adoption of SFAS 123(R).
Financial Income, Net.  Financial income, net, was $1.6 million for the year ended December 31, 2007, $1.4 million for the year ended December 31, 2006 and $0.8 million for the year ended December 31, 2005. Most of the financial income was generated from investments of our funds in certain financial instruments, which generate interest income. The increase from 2005 to 2006 and from 2006 to 2007 is primarily due to the increase in interest paid on marketable securities.

Pre-tax Loss from our Continuing Operations. As a result of the above factors, our continuing customer service and support operations resulted in net losses of $12.1 million in 2007, $12.95 million in 2006 and $16.5 million in 2005.

Tax benefit. In 2007, our tax benefit in the amount of $8.7 million is composed of $5.4 million in deferred tax income and $3.3 million in tax benefit from continuing operations. The deferred tax income of $5.4 million was recorded due to the expected utilization of the net operating losses carryforward in respect of the sale of our traditional market business for the amount of $26 million.  The tax benefit of $3.3 million relates to current losses of the continuing operation. The tax benefits in 2006 and 2005 in the amounts of $3.1 million and $4.1 million respectively, relates to current losses of the continuing operation.
Net Income from Discontinued Operations net of taxes. The income from discontinued operation for the years ended December 31, 2007, 2006 and 2005 in the amounts of $7.5 million, $7.2 million and $7.5 million, respectively, include the activities of the traditional market business.
Net Income (Loss). As a result of the above factors, our operations resulted in net income of $4.1 in 2007, and net losses of $2.6 million in 2006 and $5.0 million in 2005.
B.            Liquidity and Capital Resources
Since our inception, we have funded operations through the private placement and public offering of equity securities, internal operations and, to a lesser extent, borrowings from financial institutions.
As of December 31, 2007, we had $33.8 million in cash and investments, all of which were interest bearing. During 2007, operating activities (including discontinued operations) used approximately $3.2 million in cash, composed of $10.9 million net cash used in continuing operations which was offset by $7.7 million net cash provided by discontinued operations. The major components using cash in the continuing operations were the net loss of $3.4 million from continuing operations, the $5.4 million deferred tax assets that was created in 2007, the increase of $2.6 million in trade receivables and the decrease of $1.0 million in deferred revenue that was partly offset by the non-cash depreciation and amortization of $0.7 million and the non-cash expenses for stock compensation related to options granted to employees and officers of $0.8 million. The major components using cash in discontinued operations was net income of $7.5 million. Net cash provided by investing activities was $3.4 million in 2007. It consisted primarily of net proceeds from marketable securities in the amount of $3.9 million and was partly offset by the purchase of property and equipment in the amount of $0.5 million. Net cash provided by financing activities was attributed to the $1.0 million proceeds received from the exercise of stock options.
In January 2008, in consideration for the sale of our traditional business, we received $26 million, of which $2.6 million is held in escrow by a third party through July 2009 as a security for payment of potential indemnification claims under the sale agreement. Expenses associated with the transaction were approximately $1.2 million.
As of December 31, 2006, we had $35.9 million in cash and investments, all of which were interest bearing. During 2006, operating activities (including discontinued operations) used approximately $0.4 million in cash, composed of $7.5 million net cash used in continuing operations which was offset by $7.1 million net cash provided by discontinuing operations. The major component using cash in the continuing operations were the net loss of $9.8 million from continuing operations which was partially offset by the non-cash depreciation and amortization of $0.6 million, the non-cash expenses for stock compensation related to options granted to employees of  $0.7, increase in deferred revenues of $0.8 million and proceeds from exercise of stock options of $0.6 million.

As of December 31, 2005, we had $35.7 million in cash and investments, all of which were interest bearing. During 2005, operating activities (including discontinued operations) used approximately $2.9 million in cash, composed of $10.7 million net cash used in continuing operations which was offset by $7.8 net cash provided by discontinuing operations. The major component using cash in the continuing operations were the net loss of $12.4 million from continuing operations which was partially offset by the non-cash depreciation and amortization of $0.7 million, an increase in deferred revenue of $1.9 million, proceeds from exercise of stock options of $0.5 million and decrease in trade receivables of $0.9 million.
Expenditures for property and equipment were approximately $0.5 million, $0.5 million and $0.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.  These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations.
Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations, acquisitions and other factors.   We believe our working capital is sufficient for our projected requirements.
Derivative Financial Instruments. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore may use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on accounts receivable and future cash flows from certain Euro and GBP -denominated transactions as well as certain NIS-denominated expenses. The counter-parties to our forward contracts are major financial institutions with high credit ratings. As of December 31, 2007, we had forward contracts to sell up to $3,262,366 for a total amount of NIS 12,547,060 maturing prior to October 1, 2008.
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
Our research and development expenses were $4.4 million for the year ended December 31, 2007, $3.8 million for the year ended December 31, 2006 and $3.7 million for the year ended December 31, 2005. As of December 31, 2007, 2006 and 2005, respectively, we had 38, 41 and 36 employees engaged in our product development activities, however, we are also using third party service providers for some of our research and development activities.

D.            Trend Information
 Our sales cycle for our customer service and support market products might be longer than we expect. Therefore, we are unable to determine if our business model will support our forecasted revenue.  See “Risk Factor “Our business model is focused on continued growth in a market in which we have only four years of experience and failure to continue our early penetration into this market would negatively impact our results of operations” and  “We do not have a proven business model for the customer services and support market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace may be harmed or we will experience a further delay in generating revenues from these products” for a discussion of the potential effects of this trend.
Our customer service and support market products might generate revenues from a smaller number of deals with larger average dollar amounts compared to our traditional market products.    See “Risk Factor: “Revenues from Jacada Fusion and Jacada Workspace, our customer services and support products, might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations” for a discussion of the risks our business and prospects for growth face in connection with our contact center market products.
We anticipate that a growing number of our future contact center market products deals will involve substantial customization and implementation services of our solutions. Where the contractual terms of such deals include a provision for customer acceptance, revenues will be recognize either when such acceptance has been obtained or when the acceptance provision has lapsed. See “Risk Factor:  Our revenues could be adversely affected if we fail to recruit and retain consultants and other technical service personnel”.
E.             Off-balance sheet arrangements. We are not party to any off-balance sheet arrangements. See Item 4b. “Material Effects of Government Regulation in Israel”.
F.             Tabular Disclosure of Contractual Obligations.  The following table summarizes our contractual obligations and commercial commitments as of December 31, 2007:
	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facilities	$1,469	$804	$665	-	-
Vehicles	$654	$299	$355	-	-
Severance pay*	$1,522	-	-	-	-

*Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. For employees whose employment commencement date is prior to January 1, 2005 these obligations are payable only upon the termination of the respective employee and may be reduced if the employee’s termination is voluntary, however it is not our practice to reduce such amounts in cases of voluntary termination. As of December 31, 2007, the severance pay funds were $1.0 million and will be used to satisfy a portion of our obligations.

Item 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management
The following table sets forth certain information regarding our executive officers and directors as of May 15, 2008:

Name	Age	Position
Paul O’Callaghan	52	Chief Executive Officer
Tzvia Broida	39	Chief Financial Officer
David Holmes	53	Senior Vice President, Global Marketing
Guy Tweedale	46	Senior Vice President Sales and General Manager of European Operations
Eyal Shpin	36	Vice President of Research and Development
Gideon Hollander(1)	43	Chairman of the Board and Director
Yossie Hollander	50	Director
Ohad Zuckerman(2)(1)	43	Director
Naomi Atsmon(2)	55	Director
Dan Falk (2)	63	Director
Avner Atsmon(2)	45	Director
(1)           Member of the Options Committee
(2)           Member of the Audit Committee

Paul O’Callaghan has been our Chief Executive Officer since January 2008, having served as our President since May 2006.  Mr. O’Callaghan has more than 26 years of executive experience in the international software, Internet and network infrastructure markets. From February 2003 to May 2006 Mr. O’Callaghan was Senior Vice President of Worldwide Sales & Field Services for Optio Software a provider of software solutions that enable organizations to improve functionality and quality in their inbound and outbound document processes. Mr. O'Callaghan also held that position from May 2001 to November 2001. From July 2000 to February 2001 Mr. O’Callaghan was Senior Vice President of Worldwide Sales and Services for Idapta Inc. From November 1997 to July 2000 Mr. O’Callaghan was Vice President of Sales for XACCT Technologies (acquired by Amdocs Limited). From December 1994 to November 1997 Mr. O’Callaghan was Area Vice President for Southeastern Operations, Cisco Systems. From November 1993 to December 1994 Mr. O’Callaghan was Vice President of Sales for Network Systems Corporation. From January 1990 to November 1993 Mr. O’Callaghan was Senior Vice President of Sales and Marketing for Imnet Systems. From January 1982 to January 1990 Mr. O’Callaghan was Country Manager (UK)/Southern Region Sales Vice President Network Systems Corporation (acquired by StorageTek).

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

David Holmes joined us in 1995, and has served as our marketing executive since then. From June 1991 to October 1995, Mr. Holmes was Marketing Director for KnowledgeWare, Inc., later acquired by Sterling Software, Inc. From March 1984 to June 1991, Mr. Holmes was a senior manager for Deloitte & Touche Consulting.

Guy Tweedale joined us on October 2007 as our Senior Vice President and General Manager of our European operations. Mr. Tweedale has more than 18 years of experience in the IT industry and his background includes a strong focus on business process automation and enhancement in key areas such as customer management, field-based activities and financial control. From January 2004 to June 2007 Mr. Tweedale served as Managing Director for Saratoga Systems in Northern Europe for their CRM and Mobile Data Access divisions. Prior to January 2004 Mr. Tweedale has held a number of key senior management roles with companies such as Extensity, Microsoft (Visio), TDK (mobile communications hardware), and Toshiba (mobile computing platforms).
Eyal Shpin joined us in November 2007 as our Vice President of Research and Development. From September 2004 to October 2007, Mr. Shpin served as Director of CRM and PLM development at Infor/SSA. From February 2001 to August 2004 Mr. Shpin served as VP R&D of C-Ark/Baan Israel. Mr. Shpin holds a Bachelor of Science in Computer Science and Physics from Ben Gurion University in Israel.

Gideon Hollander was a co-founder of Jacada in 1990. Mr. Hollander has been our Chairman of the Board of Directors since January 2008, having served as our Chief Executive officer from 1990 to December 2007.  From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations.  Gideon Hollander is Yossie Hollander’s brother.
Yossie Hollander has been Chairman of the Board of Directors from November 1995 to December 2007 and a director since 1990. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Mr. Hollander is a member of the executive committee of the Weizman Institute. Yossie Hollander is Gideon Hollander’s brother.

Ohad Zuckerman has served as a director since December 2000.  Mr. Zuckerman owns and manages Beyond Service Ltd., a consulting and investment banking company. Between January 2000 and March 2008 Mr. Zuckerman served as the CEO and President of Zeraim Gedera Ltd., an agricultural company which specializes in breeding  of vegetable varieties as well as in production and marketing to the seeds of such varieties, a position he has held since January 2000.  From 1998 to January 2000, Mr. Zuckerman served as the Executive Vice President of Zeraim Gedera and from 1990 to 1998 he served at the same company as the Marketing Manager.  Mr. Zuckerman served as a member of the board of directors at Maximal Innovative Intelligence LTD, a provider of software for extracting information from data warehouses, from 1998 to 2002.

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

Dan Falk as served as a director since August 2004. Mr. Falk serves as a member of the boards of directors of Orbotech Ltd., Attunity Ltd., Nice System Ltd., Orad Hi-Tech Systems Ltd., Ormat Technologies Inc., ClickSoftware Technologies Ltd., Poalim Ventures 1 Ltd., Dmatek Ltd., Plastopil Ltd., Nova Measuring Systems Ltd., AVT Ltd. and Amiad Filteration Systems Ltd. In 1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.

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

B.            Compensation

The aggregate remuneration we paid for the year ended December 31, 2007 to all executive officers as a group was $1.44 millions in salaries, fees, commissions and bonuses. This group include our former Senior Vice President Sales and Managing Director of EMEA & APAC and our former Chief Technology Officer. This also includes $0.144 millions set aside or accrued to provide for pension, retirement or similar benefits provided to our executive officers, including salary and severance and adjustment payments made to our former chief executive officer in accordance with the terms and conditions of his employment agreement dated March 3, 1999, as amended.  As of May 20, 2003, directors who are not our employees each receive $750 for each meeting of the board of directors attended and each meeting of a committee of the board of directors attended.  In addition, all directors are entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as board members, including attending board of directors meetings.  Directors also receive options to purchase our ordinary shares.
As of May 1, 2008 options to purchase 2,458,750 ordinary shares granted to our directors and executive officers (13 persons), including our former  Senior Vice President Sales and Managing Director of EMEA & APAC, our former Chief Technology Officer and a director Amnon Shoam under our option plans were outstanding. The weighted average exercise price of these options was $3.30 per share ranging from $1.20 to $11.00, and the expiration dates of the options range from July 16, 2008 to May 9, 2016.
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

At our annual meeting in August 2004, the shareholders voted to fix the number of directors at six directors. In accordance with the terms of our articles of association, the board of directors is divided into four classes, with the following terms of office:

●  Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2009;

●  Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2010;

●  Class III directors, whose terms expire at the annual meeting of shareholders to be held in 2008; and

●  A class of directors whose terms expire after one year, at each annual meeting of shareholders.

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

We do not have service contracts with any of our directors; however, Gideon Hollander, our Chief Executive Office and a member of our board of directors was party to an employment agreement with us until December 2007. In February 2008, our audit committee and board of directors authorized us to enter into a services agreement with Gideon Hollander under which he would continue to provide us with investor relations services. This agreement will be brought for approval at our next annual shareholders meeting.

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

Pursuant to the current listing requirements of the Nasdaq National Market, we are required to have at least three independent directors on our audit committee.  We have appointed such audit committee. Pursuant to the Sarbanes-Oxley Act of 2002, the Nasdaq National Market has introduced listing standards requiring all members of an audit committee to comply with tightened independence requirements.  All four members of our audit committee currently comply with those requirements.

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

External Directors

Under the Companies Law, Israeli companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel are treated as public companies. Under this law, a public company, like ours, is required to appoint at least two external directors.  This law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or this controlling entity. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. External directors are elected at a shareholders meeting, provided that either the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of such election or the total number of shares voted against the election does not exceed one percent of the aggregate voting rights in the company. External directors do not have powers or authority that are different from those granted to all other directors. An external director is appointed for a term of three years and may be reelected to one additional term of three years by a majority vote at a shareholders’ meeting, subject to the conditions described above for the election of external directors. In addition, external directors of public companies whose shares are also registered for trading in certain stock exchanges outside of Israel, like ours, may be elected for additional three year terms (in excess of the original six year term) provided that in light of such external director’s expertise and special contribution to the work of the company’s board of directors and audit committee, the re-election of such external director is for the benefit of the company.

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

The Companies Law requires that at least one external director have financial and accounting expertise and that the other external director meet certain professional qualifications.  Certain regulations promulgated under the Companies Law set out the conditions and criteria for a director qualifying as having a "financial and accounting expertise" or a "professional qualification". A director with financial and accounting expertise is a director who, due to his education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him to understand in depth the company’s financial statements and to initiate a debate regarding the manner in which the company’s financial information is presented. However, a public company whose shares are also registered for trading in certain stock exchanges outside of Israel, like ours, is not required to appoint an external director with financial and accounting expertise, if at such time there is another director serving on the board of directors of such company who has financial and accounting expertise and who is an independent director for purposes of membership on the audit committee thereof, in accordance with the applicable laws of the state in which such shares are registered (and the rules and regulations of such foreign stock exchange). Our Board of Directors has determined that Mr. Dan Falk has financial and accounting expertise. Mr. Falk also meets the requirements of the NASDAQ Stock Market listing standards to be an “independent” director and audit committee member. Therefore we are not required to appoint an external director, under the Company’s Law, with financial and accounting expertise. A director who meets certain professional qualifications is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other high education in the company’s primary field of business or in an area that is relevant to his position, (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position. A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person’s financial and according expertise or professional qualification).

Nomination Committee Charter – Exemption

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

Compensation Committee – Exemption

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

D.            Employees
As of December 31, 2007, we had 72 employees in Israel, 76 in the United States, 23 in Europe and 2 in Latin America. Of our 171 employees, 38 were engaged in research and development, 44 in sales, marketing and business development, 49 in professional services and technical support and 32 in finance, administration and operations and 8 in the discontinued operation.  With respect to our Israeli employees, we are subject to Israeli labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.
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
The following table sets forth for the last three financial years, the number of our employees broken down into categories.

Period ending December 31,	2007	2006	2005

Research and Development	38	41	36
Marketing, Sales, Services and Customer Support	93	80	77
Administration Management and Information Systems	32	30	25
Discontinued Operation	8	8	7
Total	171	159	145

E.             Share Ownership
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

As of March 31, 2008 we had 1,244,091 ordinary shares available for future grants under these option plans to be granted to officers, directors, employees and consultants. As of December 31, 2007, options to purchase 3,813,833 ordinary shares were outstanding under the option plans. As of December 31, 2007, the weighted average exercise price of options outstanding under our option plans is $3.35. Our option plans are administered by our board of directors and the options committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants. In addition, pursuant to the option plans, the exercise price of options shall be determined by our board of directors or our options committee but may not be less than the par value of the ordinary shares and is typically the fair market value on the date of grant.  The vesting schedule of the options is also determined by our board of directors or our options committee but generally the options vest over a four year period.  Generally, options granted under the option plans are exercisable until seven to ten years from the date of the grant.  The 1996 Option Plan expired on December 31, 2005. The 1999 Option Plan and the 2003 Share Option Plan will expire on December 31, 2009 and December 31, 2012, respectively.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders
The following table sets forth, to the best of our knowledge, as of March 31, 2008, those shareholders that own 5% or more of our capital stock
Name of Beneficial Owner	Number of Shares Owned	Percentage
Yossie Hollander (1)	2,244,010	10.82%
Gideon Hollander (2)	2,139,987	10.11%
Emancipation Capital, LP (3)	2,423,053	11.76%

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
(2)           Based on a Schedule 13G filed with the Commission on February 14, 2007.  Represents 1,564,987 ordinary shares owned individually by Mr. Hollander, and 575,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 480,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported.  The address of Mr. Hollander is 11 Galgalei Haplada Street, Herzliya, 46722, Israel.

(3)           Based on a Schedule 13G filed with the Commission on February 13, 2008, this amount represents ordinary shares held by the following entities, (i) 2,081,612,ordinary shares held by Emancipation Capital Funds and (ii) 341,441 ordinary shares held by Hurley Capital, LLC, constituting, in the aggregate, 11.76% of our outstanding capital stock. We make no representation as to the accuracy or completeness of the information reported.  The address of Emancipation Capital, LP and of Hurley Capital, LLC is 1120 Avenue of the Americas, Suite 1504 New York, NY  10036, USA.

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

Based on information available to us, as of March 28, 2008, there were 54 record holders of our shares in the United States, which represented approximately 47% of the outstanding shares as of such date. To our knowledge, no corporation, foreign government or other natural or legal person directly or indirectly controls Jacada.

B.           Related Party Transactions

On November 29, 2007 our shareholders’ general meeting approved the extension of the employment agreement with Mr. Gideon Hollander effective as of September 2006 and the grant of additional thirty thousand options to our directors Ms. Naomi Atsmon, Mr. Ohad Zukerman, Mr. Yossie Hollander and Mr. Dan Falk. In December 2007 Mr. Gideon Hollander’s Employment as our chief executive officer was terminated and we continue to make compensation payments in accordance with the terms and conditions of such agreement. In February 2008, our audit committee and board of directors authorized us to enter into a services agreement with Mr. Gideon Hollander under which he would continue to provide us with investor relations services. In accordance with the requirements of Israeli law, this agreement will be brought for approval at our next annual shareholders meeting.

C.           Interests of Expert and Counsel

Not applicable.

Item 8:	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See Item 18 for audited consolidated financial statements.

Export Sales

We generated approximately 41% of our revenues in North and Latin America and approximately 57% in Europe through wholly owned subsidiaries during the period beginning January 1, 2007 and ending December 31, 2007. Our export sales consist mainly of intercompany transactions with our subsidiaries.

Legal Proceedings

We are, from time to time, a party to legal proceedings that are incidental to our business.

We do not believe that any legal proceeding to which we currently are a party is likely to have a material impact upon us.

Dividend Policy

Our policy has been not to pay dividends. See Item 10.B Memorandum and Articles of Association for disclosure regarding the procedures for dividend distribution and Item 16.E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers for disclosure regarding our repurchase program.

B.           Significant Changes

In January 2008 we sold the intellectual property and related customer contracts associated with the following Jacada products:  Jacada Interface Server and Jacada Integrator, also known as Jacada HostFuse, Jacada Studio, Jacada Innovator and Jacada Terminal Emulator. See Item 4A History and Development of the Company.

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

Year	Period	High	Low
2003	01/01/03 – 12/31/03	3.740	1.180
2004	01/01/04 – 12/31/04	4.730	2.120
2005	01/01/05 – 12/31/05	3.580	1.930
2006	01/01/06 – 12/31/06	3.100	2.060
2007	01/01/07 – 12/31/07	4.270	2.460

The following table shows the high and low market prices on the Nasdaq National Market for our ordinary shares for each financial quarter during our two most recent financial years.

Period	High	Low
01/01/06 – 03/31/06	2.98	2.43
04/01/06 – 06/30/06	3.10	2.25
07/01/06 – 09/30/06	2.63	2.10
10/01/06 – 12/31/06	2.78	2.06
01/01/07 – 03/31/07	3.40	2.46
04/01/07 – 06/30/07	3.98	3.12
07/01/07 – 09/30/07	4.34	3.10
10/01/07 – 12/31/07	4.27	3.56
01/01/08 – 03/31/08	4.07	2.76

The following table shows the high and low market prices on the Nasdaq National Market for our ordinary shares for the most recent six months.

Month	High	Low
12/07	4.15	3.59
01/08	4.07	3.44
02/08	3.87	3.29
03/08	3.49	2.76
04/08	3.58	3.06
05/08	3.74	3.19

The following table shows the high and low market prices on the TASE of our ordinary shares in the indicated years.  Trading in our shares on the TASE commenced on June 18, 2001. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rate between the U.S. Dollar and the NIS.

Year	Period	High	Low
2003	01/01/03 – 12/31/03	3.87	1.59
2004	01/01/04 – 12/31/04	4.73	2.12
2005	01/01/05 – 12/31/05	3.37	1.86
2006	01/01/06 – 12/31/06	3.11	2.19
2007	01/01/07 – 12/31/07	4.38	2.48

The following table shows the high and low market prices on the TASE for our ordinary shares for each financial quarter during our two most recent financial years.  Share prices in the TASE are denominated in New Israeli Shekels (NIS).  The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rates between the U.S. Dollar and the NIS.

Period	High	Low
01/01/06 – 03/31/06	2.94	2.43
04/01/06 – 06/30/06	3.11	2.35
07/01/06 – 09/30/06	2.37	2.19
10/01/06 – 12/31/06	2.78	2.29
01/01/07 – 03/31/07	3.34	2.48
04/01/07 – 06/30/07	3.98	3.12
07/01/07 – 09/30/07	4.06	3.38
10/01/07 – 12/31/07	4.38	3.52
01/01/08 – 03/31/08	4.14	2.9

The following table shows the high and low market prices on the TASE for our ordinary shares for the most recent six months. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rates between the U.S. Dollar and the NIS.

Month	High	Low
12/07	4.16	5.52
01/08	4.14	3.65
02/08	3.64	3.30
03/08	3.52	2.90
04/08	3.65	3.21
05/08	3.81	3.56

B.	Plan of distribution

Not applicable.

C.	Markets

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

United States Federal Income Taxation of Owning and Selling Ordinary Shares.

Dividends and Distributions

U.S. Holders

Subject to the passive foreign investment company rules discussed below, U.S. holders will include in gross income the gross amount of any dividend paid, before reduction of Israeli withholding taxes, by us out of current or accumulated earnings and profits, as determined for Untied States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the U.S. holder.  Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but generally will be “passive income” which are treated separately from other types of income for foreign tax credit limitation purposes.  Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.  The amount of the dividend distribution included in income of a U.S. holder will be the U.S. dollar value of the NIS payments made, determined at the spot NIS/U.S. dollar rate on the date such dividend distribution is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder’s basis in the ordinary shares and thereafter as capital gain. We will notify our shareholders of any distribution in excess of current and accumulated earnings and profits at the time of such distribution in accordance with the requirements of the Internal Revenue Code.

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

Tax benefits Subsequent to the March 2005 Amendment

In March 2005, the government of Israel passed an amendment to the Investment Law in which it revised the criteria for investments qualified to receive tax benefits as an Approved Enterprise. Among other things, companies that meet the criteria of the alternate package of tax benefits will receive those benefits without prior approval. We believe that our capital investments qualify to receive tax benefits as an Approved Enterprise, however no assurance can be given that such investments will be approved as in fact qualifying for such tax benefits by the Israeli tax authorities. Additionally, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. See “Risk Factors, and specifically - “Any failure to obtain the tax benefits from the State of Israel that we anticipate receiving could adversely affect our plans and prospects” and “The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions” for a discussion of the risks our business and prospects for growth face in connection with Tax benefits under Israeli law.

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

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We develop products in Israel and sell them worldwide.  As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. During the year ended December 31, 2007, the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our operations in Israel, and this trend has continued in early 2008. The foreign currency exchange rate effects for the years ended December 31, 2006 and 2005 were immaterial.

In addition, since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on accounts receivable and future cash flows from certain Euro and GBP - denominated transactions as well as certain NIS-denominated expenses. The counter-parties to our forward contracts are major financial institutions with high credit ratings. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements.  Based on our past experience we have concluded that there is no material foreign exchange rate exposure. As of December 31, 2007, we had forward contracts to sell up to $3,262,366 for a total amount of NIS 12,547,060 that matured prior to October 1, 2008.

We invest in U.S. Treasury notes, investment grade U.S. corporate securities and dollar deposits with banks. These investments typically carry fixed interest rates.  Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities. Our marketable securities portfolio includes US government debt instruments and corporate debt instruments. The fair value of our long and short-term securities is based upon their market values as of December 31, 2007.

At the beginning of 2008, we purchased an auction rate security or ARS in a principal amount of $3 million. Auction rate securities are long-term bonds that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. This mechanism allows existing investors either to roll over their holdings, whereby they will continue to own their respective securities, or liquidate their holding by selling such securities at par. The ARS we purchased is guaranteed by the US government.

 The recent uncertainties in credit markets have affected the liquidity of our holdings in our ARS, as auctions for this ARS failed in February and March of 2008, but at the same time we continue to receive interest every 28 days. While the issuer of the ARS we purchased is rated AAA and the ARS is guaranteed by the US government, at this time we are uncertain as to whether or when the liquidity issues relating to this investment will worsen or improve. We do not believe that it is necessary at this time to adjust the fair value of our investment of such auction rate security, but we have decided to classify it as a long-term investment on our balance sheet.

As of December 31, 2007, we had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.

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

The net proceeds that we received as a result of the offering were $50,568,390.  As of December 31, 2007, the net proceeds have been used to invest in a variety of financial instruments and for general corporate purposes.  More specifically, a portion of the proceeds, $6.9 million, was used in August 2001 to purchase certain assets of Propelis Software, Inc., a business unit of Computer Network Technology Corporation.  None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15: CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act) as of December 31, 2007, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

(b) Management Annual Report on Internal Control over Financial Reporting. Our board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2007. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

(d) Changes in Internal Control over Financial Reporting. During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T: CONTROLS AND PROCEDURES

Not applicable

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

At our annual shareholders meeting in November 2007, the shareholders re-elected Dan Falk to the Company’s Board of Directors to serve for a one year term. Our Board of Directors has determined that Mr. Falk qualifies as an audit committee financial expert, and Mr. Falk was appointed by the Board to serve on the audit committee. Mr. Falk also meets the requirements of the NASDAQ Stock Market listing standards to be an “independent” director and audit committee member.

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

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

           Audit Fees

2006	$115,000
2007	$130,000

           Audit Related Fees

2006	$10,000
2007	$0

           Tax Fees

2006	$24,000
2007	$10,000

           Other Fees

2006	$0
2007	$1,400

           The Audit Related Fees we incurred in 2006 are related to on going consultations.The tax fees we incurred in 2006 are related to preparation of tax returns and consultations regarding international tax and the tax fees we incurred in 2007 are related to preparation of tax returns.

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

Item 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

           Not applicable.

Item 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           Issuer Purchases of Equity Securities(1)

Period	Total Number of Ordinary Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
May 2008	118,267	$3.63	118,267	US$10,000,000

(1)
Represents ordinary share repurchases. In February 2008 our board of directors has authorized the use of up to $10 million of our available cash to repurchase our ordinary shares. Pursuant to a requirement of Israeli law, we have obtained the approval of the Tel Aviv District Court in Israel for such purchase. Purchases shall be made from time to time at the discretion of our management in the open market or in privately negotiated transactions, subject to, among other factors, market conditions, trading volume and our share price. No time limit was set for the repurchase program and the program may be suspended from time to time or discontinued.

PART III

Item 17: FINANCIAL STATEMENTS

See Item 18.

Item 18: FINANCIAL STATEMENTS

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

JACADA LTD.

We have audited the accompanying consolidated balance sheets of Jacada Ltd. and its subsidiaries ("the Company") as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2006, the Company adopted Statement of Financial Accounting Standards Board No. 123(R), "Share-Based Payment."

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 17, 2008	A Member of Ernst & Young Global

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2007	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,960	$4,735
Marketable securities	10,869	12,338
Trade receivables (net of allowance for doubtful accounts of $ 0 and $ 8 at December 31, 2007 and 2006, respectively)	3,613	958
Assets of discontinued operations	7,752	2,378
Other current assets	1,736	933

Total current assets	29,930	21,342

LONG-TERM INVESTMENTS:
Marketable securities	16,995	18,849
Severance pay fund	970	1,040

Total long-term investments	17,965	19,889

PROPERTY AND EQUIPMENT, NET	992	930

OTHER ASSETS, NET:
Other intangibles, net	118	453
Goodwill	3,096	3,096

Total other assets, net	3,214	3,549

Total assets	$52,101	$45,710

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2007	2006
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,167	$1,202
Deferred revenues	1,893	2,754
Accrued expenses and other liabilities	3,308	2,573
Liabilities of discontinued operations	4,246	4,091

Total current liabilities	10,614	10,620

LONG-TERM LIABILITIES:
Deferred revenues	61	154
Accrued severance pay	1,522	1,541

Total long-term liabilities	1,583	1,695

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 30,000,000 shares at December 31, 2007 and 2006; Issued and outstanding: 20,600,865 and 20,132,164 shares at December 31, 2007 and 2006, respectively	59	58
Additional paid-in capital	73,393	71,547
Accumulated other comprehensive income (loss)	418	(128)
Accumulated deficit	(33,966)	(38,082)

Total shareholders' equity	39,904	33,395

Total liabilities and shareholders' equity	$52,101	$45,710

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2007	2006	2005
Revenues:
Software licenses	$3,706	$3,668	$3,632
Services	7,824	3,482	617
Maintenance	1,812	1,356	984

Total revenues	13,342	8,506	5,233

Cost of revenues:*)
Software licenses	449	244	312
Services	6,354	3,218	2,411
Maintenance	745	662	643

Total cost of revenues	7,548	4,124	3,366

Gross profit	5,794	4,382	1,867

Operating expenses:*)
Research and development	4,402	3,838	3,743
Sales and marketing	9,787	9,759	10,046
General and administrative	5,249	5,108	5,388

Total operating expenses	19,438	18,705	19,177

Operating loss	(13,644)	(14,323)	(17,310)
Financial income, net	1,548	1,372	830

Loss from continuing operations before taxes	(12,096)	(12,951)	(16,480)
Tax benefit	8,672	3,117	4,055

Net loss from continuing operations	(3,424)	(9,834)	(12,425)
Net income from discontinued operations, net of taxes	7,540	7,262	7,467

Net income (loss)	$4,116	$(2,572)	$(4,958)

Basic and diluted net earnings (loss) per share:
From continuing operations	$(0.17)	$(0.50)	$(0.63)
From discontinued operations	$0.37	$0.37	$0.38
Basic and diluted net earnings (loss) per share	$0.20	$(0.13)	$(0.25)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	20,364,752	19,827,852	19,497,726

*) Includes stock-based compensation to employees and directors in the following items:
Cost of revenues	$97	$67
Research and development	77	79
Sales and marketing	252	123
General and administrative	365	402

Total stock-based compensation expenses	$791	$671

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

				Accumulated
			Additional	other		Total	Total
	Ordinary shares		paid-in	comprehensive	Accumulated	comprehensive	shareholders'
	Shares	Amount	capital	income (loss)	deficit	income (loss)	equity

Balance as of January 1, 2005	19,326,010	$56	$69,785	$(200)	$(30,552)		$39,089
Exercise of stock options	293,796	1	484	-	-		485
Stock compensation related to options granted to non-employees	-	-	28	-	-		28
Comprehensive loss:
Net loss	-	-	-	-	(4,958)	$(4,958)	(4,958)
Unrealized loss from available-for-sale marketable securities	-	-	-	(125)	-	(125)	(125)
Unrealized loss from derivatives	-	-	-	(44)	-	(44)	(44)
Total comprehensive loss						$(5,127)

Balance as of December 31, 2005	19,619,806	57	70,297	(369)	(35,510)		34,475
Exercise of stock options	512,358	1	572	-	-		573
Stock-based compensation related to options granted to employees and directors	-	-	671	-	-		671
Stock compensation related to options granted to non-employees	-	-	7	-	-		7
Comprehensive loss:
Net loss	-	-	-	-	(2,572)	$(2,572)	(2,572)
Unrealized income from available-for-sale marketable securities	-	-	-	227	-	227	227
Unrealized income from derivatives	-	-	-	14	-	14	14
Total comprehensive loss						$(2,331)

Balance as of December 31, 2006	20,132,164	58	71,547	(128)	(38,082)		33,395
Exercise of stock options	468,701	1	1,016	-	-		1,017
Stock-based compensation related to options granted to employees and directors	-	-	791	-	-		791
Stock compensation related to options granted to non-employees	-	-	39	-	-		39
Comprehensive income:
Net income	-	-	-	-	4,116	$4,116	4,116
Unrealized income from available-for-sale marketable securities	-	-	-	411	-	411	411
Unrealized income from derivatives	-	-	-	135	-	135	135
Total comprehensive income						$4,662

Balance as of December 31, 2007	20,600,865	$59	$73,393	$418	$(33,966)		$39,904

Accumulated other comprehensive income as of December 31, 2007:
Accumulated unrealized income from derivatives				$161
Accumulated unrealized income from available-for-sale securities				257

				$418

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2006	2005
Cash flows from operating activities:

Net income (loss)	$4,116	$(2,572)	$(4,958)
Less: net income from discontinued operations	(7,540)	(7,262)	(7,467)

Net loss from continuing operations	(3,424)	(9,834)	(12,425)

Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	746	642	675
Stock-based compensation related to options granted to employees and directors	791	671	-
Stock-based compensation expenses related to options granted to non-employees	39	7	28
Accrued interest and amortization of premium on marketable securities	(155)	(302)	(675)
Increase (decrease) in accrued severance pay, net	51	93	(90)
Decrease (increase) in trade receivables, net	(2,655)	(225)	385
Increase in other current assets	(668)	(14)	(158)
Deferred tax	(5,404)	-	-
Increase (decrease) in trade payables	(35)	221	(15)
Increase (decrease) in deferred revenues	(954)	809	1,943
Increase (decrease) in accrued expenses and other liabilities	735	381	(341)
Other	(18)	48	(52)

Net cash used in operating activities from continuing operations	(10,951)	(7,503)	(10,725)
Net cash provided by operating activities from discontinued operations	7,725	7,114	7,871

Net cash used in operating activities	(3,226)	(389)	(2,854)

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(12,566)	(16,748)	(27,536)
Proceeds from redemption of available-for-sale marketable securities	16,455	18,280	29,957
Purchase of property and equipment	(478)	(461)	(258)
Proceeds from sale of property and equipment	23	19	115

Net cash provided by investing activities from continuing operations *)	3,434	1,090	2,278

*)          There were no cash flows from investing and financing activities related to discontinued operations.

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2006	2005
Cash flows from financing activities:

Proceeds from exercise of stock options	1,017	573	485

Net cash provided by financing activities from continuing operations *)	1,017	573	485

Increase (decrease) in cash and cash equivalents	1,225	1,274	(91)
Cash and cash equivalents at the beginning of the year	4,735	3,461	3,552

Cash and cash equivalents at the end of the year	$5,960	$4,735	$3,461

Supplemental disclosure of cash flows activities:

Cash paid during the year for:
Taxes on income	$22	$130	$18

*)          There were no cash flows from investing and financing activities related to discontinued operations.

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1:-	GENERAL

a.	Jacada Ltd. ("the Company") was incorporated under the laws of Israel in December 1990.

The Company develops, markets and supports unified service desktop and process optimization solutions that simplify and automate customer service processes.  The Company generates revenues from licensing its software products and from services such as implementation and customization, consulting, training and maintenance and support.

The majority of the Company's sales are made in North America and Europe.

b.	Discontinued operations:

On December 19, 2007, the Company signed an agreement for the sale of its traditional market business. The agreement was subject to closing which took place on January 1, 2008.

The proceeds from the sale amounted to $ 26,000, of which $ 2,600 will be held in escrow by a third party through July 2009 as a security for payment of potential indemnification claims. All these amounts were received in 2008. The capital gain, net of taxes, which was recorded in 2008, amounted to approximately $ 20,500.

In accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), the activity of the disposed traditional market business was classified as discontinued operations in these consolidated financial statements.

The carrying amounts of the major classes of assets and liabilities included as part of the discontinued operations are as follows:

	December 31,
	2007	2006

Trade receivables	$808	$723
Other current assets	6	-
Deferred tax	5,404	-
Other intangible assets, net	-	121
Goodwill	1,534	1,534

Assets of discontinued operation	$7,752	$2,378

Accrued expenses and other liabilities	$996	$1,240
Deferred revenues	3,217	2,825
Accrued severance pay	33	26

Liabilities of discontinued operation	$4,246	$4,091

NOTE 1:-	GENERAL (Cont.)

The results of the discontinued operations for the years ended December 31, 2007, 2006 and 2005 are presented below:

	Year ended December 31,
	2007	2006	2005

Revenues	$12,455	$12,175	$14,709
Cost of revenues	1,000	938	1,512

Gross profit	11,455	11,237	13,197

Operating expenses	561	604	1,633

Net income before taxes on income	10,894	10,633	11,564
Taxes on income	3,354	3,371	4,097

Net income	$7,540	$7,262	$7,467

The disposal of the traditional market business meets the criteria of discontinued operations under EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations", because, among other things, no significant cash outflow or cash inflow are expected to be generated or paid by the Company in respect of the discontinued operations and the Company will not have significant continuing involvement in the operations of the traditional market business after its disposal.

c.	As for major customers, see Note 10b.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenues and expenses of the Company and its subsidiaries are generated in United States dollars ("dollars"). The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company is the U.S. dollar.

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

The Company classifies all of its securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in "accumulated other comprehensive income (loss)" in shareholders' equity. The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in financial income, net. Interest on securities is included in financial income, net. Realized gains and losses on sale of investments are included in earnings and are derived using the specific identifications method for determining the cost of securities.

Impairment losses are recognized as realized or when the Company has determined that other-than-temporary decline in fair value has occurred. FASB Staff Position ("FSP") No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment" ("FSP 115-1") and  SAB Topic 5M, "Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities" provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in an other-than-temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. FSP 115-1 nullifies  certain  provisions  of Emerging Issues Task  Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF  03-1") while retaining the disclosure requirements of EITF 03-1.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	25 - 33
Office furniture and equipment	6 - 15
Motor vehicles	15
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

g.	Other intangible assets:

Intangible assets are amortized using the straight-line method over their estimated economic life which is five years.

h.	Impairment of property and equipment:

The Company's property and equipment are reviewed for impairment in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  During 2007, 2006 and 2005, no impairment losses were identified in accordance with SFAS No. 144.

i.	Impairment of intangible assets:

The carrying value of the Company's identifiable intangible assets is periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining amortization period. If this review indicates that an intangible asset will not be recoverable, its carrying value is reduced to estimated fair value. During 2007, the Company recorded an impairment loss in the amount of $ 155. During 2006 and 2005, no impairment losses were identified.

j.	Goodwill:

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

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

Fair value is determined using the Company's market capitalization. The Company performs the impairment tests during the third fiscal quarter. In addition, following the sale of its traditional market business, the Company tested for impairment the goodwill related to continuing operations in accordance with the provisions of SFAS No. 142. During 2007, 2006 and 2005, no impairment losses were identified.

k.	Research and development costs:

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

l.	Income taxes:

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

In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 48, "Accounting for Uncertainly in Income Taxes" ("FIN 48"), which applies to all tax positions related to income taxes subject to SFAS No. 109. FIN 48 requires a new evaluation process for all tax positions taken. If the probability for sustaining said tax position is greater than 50%, then the tax position is recorded and recognition should be at the highest amount that is greater than 50% likely of being realized upon ultimate settlement.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

FIN 48 requires expanded disclosure at each annual reporting period, unless a significant change occurs in an interim period. Differences between the amount recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as an adjustment to the beginning balance of retained earnings (or accumulated deficit). FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements.

m.	Revenue recognition:

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

The Company accounts for sales of software licenses in accordance with Statement of Position No. 97-2, "Software Revenue Recognition", as amended ("SOP No. 97-2"). Sales of software licenses are recognized when all criteria outlined in SOP No. 97-2 (as amended by SOP 98-9, as defined bellow) are met. Accordingly, revenue from software license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable.

The Company considers all arrangements with payment terms extending beyond six months from the delivery of the elements, not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met. The Company does not grant a right of return to its customers.

In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

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

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance agreement.

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

In arrangements which include software and services a determination is made whether the service are considered essential to the functionality of the software. When services are considered essential to the functionality of the software,  the Company accounts for the services together with the software under contract accounting in accordance with Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1").

Revenues recognized in accordance with SOP 81-1 are accounted for using either the completed contract or percentage of completion method. The percentage of completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion but is limited to revenue that has been earned by the attainment of any milestones included in the contract. The completed contract method is used when the required services are not quantifiable, and under that method revenues are recognized only when final acceptance from the customer has been received or, when no such acceptance is not required under the contract terms, upon the Company's compliance with performance specifications under the contract terms.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. As of December 31, 2007, 2006 and 2005, no such estimated losses were identified.

n.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"), which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"("APB No. 25"), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Pursuant to these accounting standards, the Company recorded deferred compensation for stock options granted to employees at the date of grant equal to the excess of the market value of the underlying shares at that date over the exercise price of the options.

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the years ended December 31, 2006 and 2007, includes: (a) compensation cost for all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).
Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards. The fair value for options granted in 2007, 2006 and 2005 was estimated at the date of grant using the following weighted average assumptions:

	2007	2006	2005

Dividend yield	0%	0%	0%
Expected volatility	46%	54%	60%
Risk-free interest	4.03%	4.7%	3.65%
Expected life (years)	4.5	4.8	4

The Company has historically not paid dividends.

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

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on 2005 net income and earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

2005

Net loss as reported	$(4,958)
Deduct: Stock-based compensation expense determined under fair value method for all awards	(738)

Pro forma net loss	$(5,696)

Basic and diluted net loss per share as reported	$(0.25)

Pro forma basic and diluted net loss per share	$(0.29)

o.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2007, 2006 and 2005 were $ 574, $ 488 and $ 653, respectively.

p.	Severance pay:

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

Commencing from 2005, new employees of the Company are subject to Section 14 of the Severance Pay Law, under which the payments to the pension funds and insurance companies discharge the Company's obligation to the employees. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans are included in the balance sheet.

The severance pay expense for the years ended December 31, 2007, 2006 and 2005 amounted to $ 435, $ 502 and $ 739, respectively.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, trade receivables, other current assets, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The fair value of marketable securities is based on the quoted market prices and does not differ significantly from the carrying amount (see Note 3).

The fair value of derivative instruments is estimated by obtaining current quotes from banks.

r.	Derivative instruments:

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

These forward contracts are designated as cash flow hedges, as defined by SFAS No. 133 and are all effective.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

At December 31, 2007, the Company expects to reclassify $ 161 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next year, due to actual payments to suppliers and payroll payment.

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

All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per share from continuing operations because the securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding stock options and warrants excluded from the calculations of diluted net loss per share due to their anti-dilutive effect were 3,646,461, 3,602,673 and 3,600,918 for the years ended December 31, 2007, 2006 and 2005, respectively.

t.	Concentrations of credit risk:

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

The Company's marketable securities include investments in debentures of U.S. corporations, U.S. government securities, other government securities, U.S. government sponsored enterprises securities and other securities. The Company's investment policy limits the amount the Company may invest in any one type of issuer, except U.S. government securities, thereby reducing credit risk concentrations.

The Company's trade receivables are mainly derived from sales to customers in North America and Europe. In connection with customers with whom the Company does not have previous experience, it may evaluate the creditworthiness of those customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Provisions for doubtful accounts were recorded in general and administrative expenses.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	New accounting pronouncements:

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect the adoption will have material impact on its consolidated financial statements.

In December 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 110 (SAB 110) to amend the SEC's views discussed in Staff Accounting Bulletin 107 (SAB 107) regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS No. 123(R). SAB 110 is effective for the Company beginning in the first quarter of fiscal year 2008. The Company is currently assessing the potential impact that the adoption of SAB 110 could have on its consolidated financial statements.

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of the Company's investment in marketable securities:

	December 31, 2007				December 31, 2006
	Amortized	Gross unrealized	Gross unrealized	Fair market	Amortized	Gross unrealized	Gross unrealized	Fair market
	cost	gain	losses	value	cost	gain	losses	value
Available-for-sale:

Corporate debentures	$23,637	$226	$(16)	$23,847	$18,713	$28	$(134)	$18,607
U.S. government securities	1,002	5	-	1,007	8,897	10	(36)	8,871
States of the U.S securities	-	-	-	-	450	-	-	450
Other government securities	997	-	(2)	995	998	-	(15)	983
U.S. government sponsored enterprises securities	1,159	29	-	1,188	1,472	-	(7)	1,465
Other securities	812	15	-	827	811	-	-	811

	$27,607	$275	$(18)	$27,864	$31,341	$38	$(192)	$31,187

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006:

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

	December 31, 2007
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$-	$-	$6,558	$(16)	$6,558	$(16)

Other government securities	-	-	995	(2)	995	(2)

	$-	$-	$7,553	$(18)	$7,553	$(18)

	December 31, 2006
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$5,253	$(17)	$10,942	$(118)	$16,195	$(135)
U.S. government securities	989	(2)	5,172	(33)	6,161	(35)
Other government securities	-	-	983	(15)	983	(15)
U.S. government sponsored enterprises securities	1,465	(7)	-	-	1,465	(7)
Other securities	811	-	-	-	811	-

	$8,518	$(26)	$17,097	$(166)	$25,615	$(192)

The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the marketable securities were not considered to be other than temporarily impaired at December 31, 2007.

The amortized cost and fair value of marketable securities as of December 31, 2007, by contractual maturity, are shown below:

	December 31, 2007
	Amortized cost	Fair market value

Matures in one year	$10,563	$10,869
Matures after one year through three years	17,044	16,995

Total	$27,607	$27,864

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

Composition of property and equipment is as follows:

	December 31,
	2007	2006
Cost:
Computers and peripheral equipment	$4,507	$4,053
Office furniture and equipment	926	914
Motor vehicles	14	98
Leasehold improvements	530	518

	5,977	5,583
Accumulated depreciation	4,985	4,653

Depreciated cost	$992	$930

Depreciation expenses for the years ended December 31, 2007, 2006 and 2005 were $ 411, $ 462 and $ 495, respectively.

NOTE 5:-	OTHER INTANGIBLES, NET

a.	Composition:

		December 31,
		2007	2006
Original amounts:
Technology		$900	$900

Accumulated amortization:
Technology		782	447

Amortized cost		$118	$453

b.
Amortization expense for the years ended December 31, 2007, 2006 and 2005 amounted to $ 335, $ 180 and $ 180, respectively, and were recorded in cost of revenues in the Company's statements of operations. As of December 31, 2007, the remaining amortization period is 1.5 years.

c.	As of December 31, 2007, the Company recognized an impairment loss in the amount of $ 155, which was recorded as part of the amortization expenses in the year 2007.

d.	Estimated amortization expenses for the years ended:

2008	$79
2009	39

$118

NOTE 6:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2007	2006

Employees and payroll accruals	$2,539	$1,653
Accrued expenses	769	920

	$3,308	$2,573

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties:

1.
The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2007, the Company had obtained grants from the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor ("the OCS") in the aggregate amount of $ 2,178 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Through December 31, 2007, the Company has paid or accrued royalties to the OCS in the amount of $ 1,886. As of December 31, 2007, the aggregate contingent liability to the OCS amounted to $ 400.

In December 2007, as part of the sale of the Company's traditional market business (see Note 1b), the Company transferred its obligation to the OCS to the buyer and committed to reimburse the buyer for that future obligation.

The royalties accrued and paid are presented as part of the discontinued operations.

2.
The Company's subsidiary is obligated to pay 50% of the sales of a specific product to a former distributor. As of December 31, 2007 and 2006, the Company has accrued an amount of $ 673 related to this obligation. This accrual is presented as part of the liabilities of discontinued operations.

b.	Lease commitments:

The Company's facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2010. Future minimum lease payments under non-cancelable operating leases are as follows:

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Year ended December 31,

2008	$804
2009	595
2010	70

$1,469

Total rent expenses for the years ended December 31, 2007, 2006 and 2005 were approximately $ 916, $ 898 and $ 853, respectively.

NOTE 8:-	SHAREHOLDERS' EQUITY

a.	General:

Since October 1999, the Company's shares have been traded on the NASDAQ National Market. Since June 2001, the Company's shares have also been traded on the Tel-Aviv Stock Exchange. Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

b.	Stock Option Plans:

As of December 31, 2007, the Company has three Incentive Share Option Plans (the 1996, 1999 and 2003 plans), which provide for the grant of options to officers, management, employees and key employees, directors, consultants and others of up to 7,760,450 of the Company's Ordinary shares. The options granted generally become fully exercisable after two to four years and expire between 7 to 10 years from the grant date. Any options from 1999 and 2003 plans that are forfeited or canceled before expiration become available for future grants.

Pursuant to the option plans, the exercise price of options shall be determined by the Company's Board of Directors or the Company's option committee but may not be less than the par value of the Ordinary shares.

As of December 31, 2007, an aggregate of 1,335,875 Ordinary shares of the Company are still available for future grant under the Incentive Share Option Plans.

A summary of the Company's option activity and related information with respect to options granted to employees for the year ended December 31, 2007 is as follows:

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at the beginning of the year	3,625,151	$3.49	4.82	$574
Granted	844,800	$3.68
Exercised	(468,701)	$2.17
Forfeited and cancelled	(279,667)	$4.22

Outstanding at the end of the year	3,721,583	$3.35	4.94	$2,778

Exercisable options at the end of the year	2,274,730	$3.43	4.17	$1,902

Vested and expected-to-vest at the end of the year	3,242,243	$3.36	4.77	$2,474

The weighted-average estimated grant date fair value of employee stock options granted during the years 2007, 2006 and 2005, was $ 1.58, $ 1.4 and $ 1.11 per share, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all the in the-money option holders exercised their options on December 31, 2007.

The total intrinsic value of stock options exercised during 2007, 2006 and 2005 were $ 616,  $ 620 and $ 281, respectively.

The options outstanding as of December 31, 2007 have been classified by exercise price, as follows:

					Weighted	Weighted
	Options	Weighted		Options	average	average
	outstanding	average	Weighted	exercisable	exercise	remaining
	as of	remaining	average	as of	price of	contractual
Exercise	December 31,	contractual	exercise	December 31,	options	life
price	2007	life (years)	price	2007	exercisable	(years)

$0.99 - $ 1.18	3,000	4.87	$1.18	3,000	$1.18	4.87
$1.20 - $ 1.40	151,264	4.68	$1.28	151,264	$1.28	4.68
$1.60 - $ 2.22	158,873	0.93	$2.18	121,373	$2.17	0.92
$2.28 - $ 3.18	2,180,020	5.48	$2.72	1,360,961	$2.71	5.22
$3.41 - $ 5.06	1,076,326	4.97	$4.23	486,032	$4.56	2.72
$9.00 - $ 11.00	152,100	1.49	$9.47	152,100	$9.47	1.49

	3,721,583	4.94	$3.35	2,274,730	$3.43	4.17

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

Stock-based compensation expense in respect of options granted to employees amounted to   $ 791 and $ 671 for the years ended December 31, 2007 and 2006, respectively.

c.	Extension of the exercise period:

On October 5, 2006, the Company's shareholders approved the extension of the exercise period of options to certain of the Company's directors to a period of two years from the date of termination (instead of 90 days). As a result, in 2006, the Company recorded additional compensation cost in the amount of $ 96.

d.	Options issued to consultants:

The Company's outstanding options to consultants as of December 31, 2007, are as follows:

Grant date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through

1999	1,500	$11.00	1,500	2009
2000	4,750	$4.38	4,750	2010
2001	5,000	$2.89	5,000	2011
2002	11,000	$2.61	11,000	2012
2004	30,000	$2.94	30,000	2014
2007	40,000	$3.18	20,000	2011

Total	92,250		72,250

In March 2007, the Company granted 40,000 options to a consultant. On the grant date, 10,000 options were fully vested and the remaining options will vest over a period of 1.5 years, commencing on the grant date, 10,000 options every six months.

The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using the Black-Scholes option-pricing model, with the following assumptions: risk free interest rate was 3.9%, dividend yield 0%, volatility factors of the expected market price of the Company's Ordinary shares was  0.33 and contractual life of  3.8 years.

Stock-based compensation expense in respect of options granted to non employees amounted to $ 39, $ 7 and $ 28 for the years ended December 31, 2007, 2006 and 2005, respectively.

e.
As of December 31, 2007, there was $ 1,250 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.49 years.

NOTE 9:-	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

The production facilities of the Company have been granted the status of an "Approved Enterprise" under the law, for four separate investment programs, which were approved in July 1994, July 1995, December 1996 and April 2002. The investment programs expire in July 2007, July 2008, December 2010 and 2014, respectively.

According to the provisions of the law, the Company has elected the "alternative benefits" track - the waiver of grants in return for a tax exemption and, accordingly, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five years to eight years (based on the percentage of foreign ownership in each taxable year).

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

As of December 31, 2007, management believes that the Company is meeting all of the aforementioned conditions.

As the Company currently has no taxable income, these benefits have not yet commenced for all programs since inception.

The tax-exempt income attributable to the "Approved Enterprises" can be distributed to shareholders, without subjecting the Company to taxes only upon the complete liquidation of the Company. If this retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% to 25% for an "Approved Enterprise"). As of December 31, 2007, the accumulated deficit of the Company does not include tax-exempt income earned by the Company's "Approved enterprise".

Income not eligible for the "Approved Enterprise" benefits mentioned above is taxed at the regular corporate tax rate.

NOTE 9:-	TAXES ON INCOME (Cont.)

An amendment to the law, which has been officially published effective as of April 1, 2005 ("the Amendment") has changed the provisions of the law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an "Approved Enterprise", such as provisions generally requiring that at least 25% of the "Approved Enterprise's" income will be derived from export. Additionally, as explained below, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" will generally not be subject to provision of the Amendment. As of December 31, 2007, there is no income attributed to the Amendment.

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

As of December 31, 2007, the Company had a U.S. net operating loss carryforward for income tax purposes of approximately $ 9,000. The net operating loss carryforward expires within 12 to 20 years.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

The Israeli Company has net operating losses carryforward for income tax purposes, as of December 31, 2007, of approximately $ 22,000 which can be carried forward and offset against taxable income with no expiration date.

d.	Theoretical tax:

In 2007, the main reconciling item between the statutory tax rate of the Company and the effective tax rate is the tax benefit from the reduction in valuation allowance in respect of deferred tax assets resulting from the expected utilization of the net operating losses carryforward in respect of the sale of its traditional market business.

In 2006 and 2005, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carries forward among the various subsidies worldwide due to the uncertainty of the realization of such tax benefits.

NOTE 9:-	TAXES ON INCOME (Cont.)

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2007	2006
Deferred tax assets:
Operating loss carryforward	$10,579	$9,723
Reserves and allowances	1,902	2,061

Total deferred tax asset before valuation allowance	12,481	11,784
Valuation allowance	(7,077)	(11,784)

Net deferred tax asset	$5,404	$-

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward will not be realized in the foreseeable future, except for the loss carryforward that will be realized against the Company's capital gain from the sale of its traditional market business on January 1, 2008 (see Note 1b). During fiscal 2007, the Company reduced the valuation allowance by $ 5,300 mainly due to the expected utilization of the net operating losses carryforward in respect of the sale of its traditional market business.

f.          Loss from continuing operations before taxes is comprised as follows:

	Year ended December 31,
	2007	2006	2005

Domestic (Israel)	$(9,722)	$(7,784)	$(8,421)
Foreign	(2,374)	(5,167)	(8,059)

	$(12,096)	$(12,951)	$(16,480)

g.	Changes in tax rates in Israel:

The regular corporate tax rate in Israel in 2007 was 29%. The corporate tax rate is to be gradually reduced as follows: in 2008 - 27%, in 2009 - 26% and in 2010 and onward - 25%.

NOTE 9:-	TAXES ON INCOME (Cont.)

h.	Taxes on income from continuing operations are comprised as follows:

	Year ended December 31,
	2007	2006	2005

Deferred tax income	$5,404	$-	$-
Tax benefit from continuing operations	3,300	3,246	4,055
Current income tax expenses	(32)	(129)	-

	8,672	3,117	4,055

Domestic	4,910	1,850	1,640
Foreign	3,762	1,267	2,415

	$8,672	$3,117	$4,055

Due to the presentation of discontinued operations, the Company recorded tax benefit related to current losses from continuing operations against tax expenses related to current profits from discontinued operations for the years 2007, 2006 and 2005 in accordance with SFAS No. 109 (see Note 1b for discontinued operations).

NOTE 10:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographical areas:

The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company's business) and follows the requirements of Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

The following is a summary of operations within geographic areas based on the end-customer's location:

	Year ended December 31,
	2007	2006	2005
Revenues from sales to unaffiliated customers:

North America	$5,419	$4,028	$725
Europe and other	7,923	4,478	4,508

	$13,342	$8,506	$5,233

NOTE 10:-	GEOGRAPHIC INFORMATION (Cont.)

	December 31,
	2007	2006	2005
Long-lived assets:

Israel	$3,786	$4,035	$3,361
North America	400	420	1,346
United Kingdom	12	20	20
Germany	8	4	-

	$4,206	$4,479	$4,727

b.	Major customers' data as a percentage of total revenues:

	Year ended December 31,
	2007	2006	2005

Customer A	26%	4%	-
Customer B	15%	-	-
Customer C	7%	24%	83%
Customer D	2%	19%	-
Customer E	2%	14%	-

NOTE 11:-	SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME

a.	Financial income (expenses), net:

	Year ended December 31,
	2007	2006	2005
Financial expenses:
Bank charges	$(76)	$(93)	$(96)
Foreign currency translation adjustments	-	-	(113)

	(76)	(93)	(209)
Financial income:
Foreign currency translation adjustments	29	103	-
Interest on marketable securities	1,595	1,362	1,039

	1,624	1,465	1,039

	$1,548	$1,372	$830

NOTE 11:-	SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME (Cont.)

b.	Provision for doubtful accounts:

The change in the provision for doubtful accounts for the years ended December 31, 2007, 2006 and 2005, is as follows:

	Year ended December 31,
	2007	2006	2005

Balance at the beginning of the year	$8	$76	$-
Doubtful accounts provision	(7)	(63)	76
Bad-debts written-off	(1)	(5)	-

Balance at the end of the year	$-	$8	$76

NOTE 12:-	SUBSEQUENT EVENTS

In February 2008, the Company's board of directors authorized the use of up to $ 10 million of the Company's available cash to repurchase its Ordinary shares. In March 2008, the Company obtained the approval of the Tel Aviv District Court in Israel under the Companies Law for such purchase. Purchases shall be made from time to time at the discretion of the Company's management. No time limit was set for the repurchase program and the program may be suspended from time to time or discontinued.

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

4.6	Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 (file no. 333-73650)).

4.7	2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (file no. 333-111303)).

8	List of Jacada’s Subsidiaries.

11	Code of Ethics of the Company (incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

14.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on June 17, 2008.

JACADA LTD.

/s/Tzvia Broida
By:	Tzvia Broida Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.2	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.3	Amendments to the Company’s Articles of Association, dated August 24, 2003 (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003)

1.4	Amendments to the Company’s Articles of Association, dated August 25, 2004 (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.2	1996 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.3	1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

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

4.6	Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 the Company’s Registration Statement on Form S-8 (file no. 333-73650)).

4.7	2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (file no. 333-111303)

8	List of Jacada’s Subsidiaries.

11	Code of Ethics of the Company (incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

14.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.