Form 20-F
period 2008-12-31
JACADA LTD
filed 2009-04-16
CIK 1095747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.......................

For the transition period from                      to

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

16,538,621 Ordinary Shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes                                ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes                                ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes                                ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: ☐    Accelerated filer: ☐    Non-accelerated filer: ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling.

US GAAP: ☒    International Financial Reporting Standards: ☐    Other:  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐Item 17                            ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes                                ☒  No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☒Yes                                ☐  No

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These statements include all statements that are not statements of historical facts regarding the intent, belief, or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; and (iii) the Company’s growth strategy and operating strategy (including the development of its products and services). The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions or variations thereof are intended to identify forward-looking statements. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control and that actual results may differ materially from those in the forward-looking statements as a result of various factors and other information contained in this Annual Report, including the performance and continued acceptance of our products, general economic conditions and other risk factors identified under the heading “Risk Factors” including “Global recession and continued credit constraints could adversely affect us”, “If our new management team is unable to fully transition into their respective new positions, our operations will be adversely affected “, “The sale of our legacy business may result in the reduction of revenues and impact our ability to achieve profitability”, “Our business model is focused on continued growth in a market in which we have only several years of experience and failure to continue our early penetration into this market would negatively impact our results of operations”, “We do not have a proven business model for the customer services and support market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace may be harmed or we will experience a further delay in generating revenues from these products”, “Our backlog decreased in 2008 and as a result our revenues may decline if we do not increase the number of transactions we enter into in 2009”, “Our direct sales and marketing resources are limited”, “Revenues from our customer services and support products might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations”, “A majority of our revenues derives from the provision of professional services”, “Failure to deliver professional services efficiently could negatively impact our gross margins”, “Exchange rate fluctuations between the dollar and other currencies may negatively affect our results of operation”, “Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio”.

The results of operations in this annual report relate to our customers services and support business. As a result of the sale of our traditional market business effective as of January 1, 2008, the results of the traditional market business were reclassified to one line item in the statement of operations as “Income from discontinued operations”.

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

The following table sets forth selected financial data from our consolidated statements of operations and balance sheets for the periods indicated. The selected consolidated statement of operations data for the years ended December 31, 2008, 2007 and 2006 and the selected consolidated balance sheet data as of December 31, 2008 and 2007 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. As a result of the agreement to sell our traditional market business on December 19, 2007, which closed on January 1, 2008, the results of the traditional market business for all prior periods were reclassified to one line item in the statement of operations as “Net income from discontinued operations, net of taxes”. The financial statements included in this Annual Report have been prepared in accordance with US GAAP. The consolidated statements of operations data for the year ended December 31, 2005 and 2004, except for the reclassification to discontinued operations, and the selected consolidated balance sheet data as of December 31, 2006, 2005 and 2004 are derived from audited consolidated financial statements that are not included herein. During 2008 we purchased a total of 4,447,184 of our ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by us. The shares we repurchased are held by us as treasury shares. Under the Companies Law for so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders. The financial and shareholders information provided under this annual report do not consider these treasury shares as part of our outstanding share capital. The following selected financial data are qualified by reference to and should be read in conjunction with the sections entitled “Item 5: Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and our consolidated financial statements and the notes thereto included elsewhere in the Annual Report.

	Year ended December 31,
	2008	2007	2006	2005	2004

	(in thousands)

Consolidated Statement of Operations Data:
Revenues:
Software licenses	$7,647	$3,706	$3,668	$3,632	$855
Services	14,540	8,479	3,781	723	195
Maintenance	2,178	1,812	1,356	984	117

Total revenues	24,365	13,997	8,805	5,339	1,167

Cost of revenues:
Software licenses	544	449	244	312	86
Services	11,038	7,009	3,517	2,517	119
Maintenance	856	745	662	643	-

Total cost of revenues	12,438	8,203	4,423	3,472	205

Gross profit	11,927	5,794	4,382	1,867	962

Operating expenses:
Research and development	4,819	4,402	3,838	3,743	2,639
Sales and marketing	8,829	9,787	9,759	10,046	1,884
General and administrative	5,583	5,249	5,108	5,388	4,724

Restructuring	451	-	-	-	-

Total operating expenses	19,682	19,438	18,705	19,177	9,247

Operating loss	(7,755)	(13,644)	(14,323)	(17,310)	(8,285)
Financial income, net	715	1,548	1,372	830	786

Loss from continuing operations before taxes	(7,040)	(12,096)	(12,951)	(16,480)	(7,499)
Income tax benefit	2,043	8,672	3,117	4,055	981

Net loss from continuing operations	(4,997)	(3,424)	(9,834)	(12,425)	(6,518)
Net income from discontinued operations, net of taxes	18,234	7,540	7,262	7,467	905

Net income (loss)	$13,237	$4,116	$(2,572)	$(4,958)	$(5,613)

Basic and diluted net earnings (loss) per share
Continuing operations	$(0.26)	$(0.17)	$(0.50)	$(0.63)	$(0.34)
Discontinued operations	$0.94	$0.37	$0.37	$0.38	$0.05
Basic and diluted net earnings (loss) per share	$0.68	$0.20	$(0.13)	$(0.25)	$(0.29)

Weighted average number of shares used in computing basic and diluted net earning (loss) per share	19,354,810	20,364,752	19,827,852	19,497,726	19,282,800

	2008	2007	2006	2005	2004
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,059	$5,960	$4,735	$3,461	$3,552
Cash and investments	*33,069	33,824	35,922	35,651	37,613
Working capital	23,262	19,316	10,722	12,638	19,885
Total assets	44,816	52,101	45,710	45,612	49,230
Capital Stock	17,863	-	-	-	-
Shareholders’ equity	36,801	39,904	33,395	34,475	39,089
Dividends per share	-	-	-	-	-

*Cash and investments include restricted cash, held by trustee.

Exchange Rates

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Readers are cautioned that an investment in Jacada is subject to a number of risks. Readers should consider carefully all information set forth herein and in particular the following risks in connection with an investment in Jacada:

Risks Related to Our Business

Global recession and continued credit constraints could adversely affect us. Recent disruption in the global credit markets, failures or material business deterioration of investment banks, commercial banks, and other financial institutions and intermediaries in the United States and elsewhere around the world, and significant reductions in asset values across businesses, households and individuals, combined with other financial and economic indicators, have combined to indicate a global recession. If these conditions continue or worsen, they may result in reduced demand or funding for projects involving our customer service and support solutions, longer sales cycle for our projects or termination of projects by our customers, which may adversely affect our results of operations. Among other things, we might face:

•

potential declines in orders for our customer service and support solutions and in our revenues from such solutions due to reduced or postponed orders or other factors caused by economic challenges faced by our customers and prospective customers;

•

longer sales processes and a need for increased efforts to secure projects in order to be able to demonstrate to customers and prospective customers return on investment that meets such customers’ and prospective customers’ business needs and requirements in current economic conditions;

•

potential adverse impact on our customers’ ability to pay, when due, amounts payable to us, or on our ability to collect amounts payable to us in full (or at all) if any of our customers fail or seek protection under applicable bankruptcy or insolvency laws;

•

potential re-evaluation by our customers and prospective customers of approved or contracted projects in order to address budget reductions or other impacts and factors of the current economic conditions by such customers and prospective customers;

Any of these things could adversely affect our business, financial condition, operating results and cash flow. These economic conditions also impact our ability to forecast orders and revenues and our ability to provide guidance for our performance.

If our new management team is unable to fully transition into their respective new positions, our operations will be adversely affected. Our Chief Executive Officer, Paul O’Callaghan, informed us, that he is leaving Jacada as of April 20, 2009. Our board of directors accepted his resignation and has appointed Tom Clear as our new Chief Executive Officer, effective April 20, 2009, 2009. In addition, our Chief Financial Officer, Tzvia Broida, has informed us that she will be leaving the company too. Her replacement, Bob Aldwoth, who previously served as our Chief Financial Officer from January 2001 through January 2005, will become Chief Financial Officer upon Ms. Broida’s departure. If this new senior management team is unable to transition into their respective positions, our operations will be adversely affected.

The sale of our legacy business may result in the reduction of revenues and impact our ability to achieve profitability. In January 2008 we sold the intellectual property and related customer contracts associated with the following Jacada products: Jacada Interface Server and Jacada Integrator, also known as Jacada HostFuse, Jacada Studio, Jacada Innovator and Jacada Terminal Emulator. These activities associated with these products comprised our application modernization and legacy integration business, which we refer to as our traditional or legacy business. Revenues from our legacy business, which were derived from sales of licenses, professional services and maintenance services, represented a substantial portion of our revenues, in the years 2005, 2006 and 2007. We cannot assure you that the growth of revenues from our customer service and support business, from which we expect to generate almost all of our revenues in the future will offset the loss of revenues resulting from the sale of our traditional market business. Furthermore, the costs associated with our legacy business were relatively fixed at levels that resulted in that business achieving profitability on a stand-alone basis. We have and intend to continue to invest in our customer service and support business, meaning that unless we are successful in achieving significant growth in revenues from that business, we cannot assure you that we will achieve or maintain profitability in the future. Our ability to increase revenues and maintain profitability will be affected by the other risks and uncertainties described in this section and in the sections entitled “Item 5: Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk.”

Our business model is focused on continued growth in a market in which we have only several years of experience and failure to continue our early penetration into this market would negatively impact our results of operations. We have elected to focus our business on the sale of our software products and solution in the customer services and support market. In the second quarter of 2004, we introduced Jacada Fusion, our solution that is designed to integrate different applications residing on host, Windows and Web-based platforms, and allow non-invasive access to those applications through a single user interface. In the third quarter of 2005, we introduced Jacada WorkSpace, a built for purpose solution designed to be a single agent console that unifies customer interaction tools with a single access point to all the mission-critical applications required by the customer service representative to effectively complete a customer interaction. Our license to sell our traditional market products, on a stand alone basis, is limited to sales for the use by our customers in their customer services and support business. However, we have limited experience in this market. Our limited experience and knowledge regarding the customer services and support market may impede our ability to sell our products and result in decreased revenues and increased losses.

We must continue our significant investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues. We believe that our future success is dependent upon the expansion of our indirect distribution channels, consisting of our relationships with partners, system integrators, call center outsourcers, resellers and distributors. Significant continued investment in indirect distribution channels and in our direct sales and marketing efforts is essential to increase market awareness of our products and to generate increased revenues, in relation to such products. We currently have relationships with a limited number of these parties.

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

Our backlog decreased in 2008 and as a result our revenues may decline if we do not increase the number of transactions we enter into in 2009. Our backlog at year-end 2008 decreased significantly in relation to year-end 2007. As a result of this decline in backlog, our revenue visibility into 2009 has declined. Reduced backlog means that we will be more dependent on signing new transactions in 2009 in order to generate revenues. If we fail to sign a sufficient number of new transactions in 2009 for which we recognize revenue in 2009, our revenues and results of operations will adversely affected.

Our direct sales and marketing resources are limited. We have a limited number of direct sales and marketing personnel who are in charge of our sales and marketing activities globally. These limited resources may not be able to identify and qualify a sufficient number of sales opportunities which will constitute our sales pipeline. A limited qualified sales pipeline may not generate a sufficient number of orders to our customer service and support solutions that is required to support our business growth.

Revenues from our customer services and support products might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations. Historically, revenues from our traditional market products were generated from a relatively large number of sales to a wide number of customers. During 2008, 2007 and 2006 revenues from the Jacada Fusion and Jacada WorkSpace products derived from large orders from a small number of customers. In the year 2008 two customers represented 48% of our total revenues, in the year 2007 two customers represented 41% of our total revenues and in the year 2006 three customers represented 57% of our total revenues. Currently we cannot assure you that we will make repeat sales to these customers. To the extent that this trend continues, our revenues will be dependent on a relatively limited number of significant customers. We also cannot assure you that new customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to become profitable.

Competition in the market in which we operate is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced. The markets in which we operate are competitive and subject to changes. Our products compete with other contact center solutions offered by other vendors including Microsoft, Corizon and OpenSpan. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

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

Because our products are complex and generally involve significant capital expenditures by customers, we may invest significant time and expense in trying to make a sale to a potential customer that ultimately chooses not to purchase our products. Our sales typically involve significant capital investment decisions by prospective customers, and often require us to expend a significant amount of time to educate prospective customers as to the benefits of our products, especially in the current economic conditions. As a result, before purchasing our products, companies spend a substantial amount of time performing internal reviews and obtaining approvals. Even if our products are effective, our target customers may not choose them for technical, cost, support or other reasons.

A majority of our revenues derives from the provision of professional services. We derive our revenues from license fees for our software products, from fees for professional services (which include installation, implementation, integration and customization of our solutions), training and from maintenance and support services. In 2006, 2007 and 2008 services revenues constituted a majority of our total revenues. Services revenues have lower gross margins relative to software revenue. If we do not succeed in increasing the proportion of our total revenue attributable to software license fees we may not be able to achieve or maintain profitability.

Failure to deliver professional services efficiently could negatively impact our gross margins. Our limited experience and knowledge regarding the customer services and support market generally and the delivery of our products and solutions for this new market specifically may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated. Any such expending of more resources may negatively impact our professional services gross margins and our ability to achieve or maintain profitability. Additionally, failure to deliver professional services efficiently and to our customers’ satisfaction may increase the potential of termination of projects by our customers, especially in the current economic conditions since customers may be less flexible on budget and delivery dates.

In previous years, we experienced fluctuations in our annual and quarterly results of operations, which resulted, and may continue to result, in volatility in our share price. In previous years we have experienced, and may continue to experience, fluctuations in our quarterly results of operations, and we may likewise experience significant fluctuations in our annual results of operations. Factors which have contributed and may in the future contribute to fluctuations in our results of operations include: our ability to deliver our implementation and customization projects, customer acceptance of our products and solutions, the size and timing of orders, general economic conditions, market awareness, the capital spending patterns of our customers, customer concentration and the timing of our product introductions or enhancements or that of our competitors or providers of complementary products. Because of these and other factors, our quarterly revenues may fluctuate materially, especially in the current economic conditions. Therefore, the results of past periods should not be relied upon as an indication of our future performance. It is likely that in some future periods, our operating results may again be below expectations of public market analysts or investors, which may cause our share price to decline.

The market price of our shares is volatile and the volume of the daily trading of our shares is very low; therefore you may not be able to resell your shares at or above the price you paid, or at all. The risks described in this Item 3.D may adversely affect our share price. Our share price, like that of many technology companies, may be subject to volatility. In addition, our share price may be adversely affected by changes in estimates of our financial results or recommendations by securities analysts, changes in the quarterly financial results of companies perceived to be similar to us, and changes in market valuations of similar companies. In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition or results of operations. If our share price decreases to below $1.00 per share and remains there for 30 consecutive trading days, Nasdaq could initiate procedures to de-list our shares from the Nasdaq National Market and onto either the Nasdaq Small Cap Market or the OTC Bulletin Board. If our shares are de-listed from the Nasdaq National Market, the benefit of dual-listing reporting requirements would no longer be relevant to us and we would be required to follow the Israeli and Tel-Aviv stock exchange rules and regulations. Furthermore, because of the low volume of daily trading in our shares, you may be unable to sell your shares in the market due to low or no demand for such shares.

Our ordinary shares could be treated as shares in a “passive foreign investment company”, which could have adverse United States federal income tax consequences to United States Holders. As a non-U.S. company, we could potentially be treated as a passive foreign investment company (a “PFIC”) if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income.” See discussion under “Item 10E Taxation” for further details regarding these tests. We believe that our ordinary shares should not be treated as stock of a PFIC for United States federal income tax purposes, but such a conclusion is a factual determination made annually and may be subject to change. If we are determined to be PFIC, a U.S. Holder, as this term is described in “Item 10E Taxation”, may have less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our ordinary shares and may be required to pay United States federal income tax at ordinary income rates for gains, dividends, as well as an interest charge on certain “excess distributions as this term is explained later on. Certain elections may mitigate these consequences. See “Item 10E Taxation” for a more comprehensive discussion of the United States federal income tax consequences if we were to be treated as a PFIC.

We expect to be subject to increasing risks of international operations. Currently we market and sell our products and services primarily in North America and Europe, from which areas we received approximately 96.4% of our total revenues for the year ended December 31, 2008. Managing our operations in North America and Europe requires significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products in regions other than North America and Europe. Our inability to increase our worldwide operations successfully could adversely impact our business.

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

Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio. We invest our cash, cash equivalents and short-term investments in a variety of investment vehicles in a number of countries with and in the custody of financial institutions with high credit ratings. While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, and only invest in what we view as very high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial marketplace, which can all affect the income that we receive, the value of our investments, and our ability to sell them. We believe that our investment securities are carried at fair value. However, over time the economic and market environment may provide additional insight regarding the fair value of certain securities which could change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. Given the current market conditions, there is continuing risk that further declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses.

Exchange rate fluctuations between the dollar and other currencies may negatively affect our results of operation. Our results of operations are reported in U.S. dollars, however, a significant portion of our revenues and expenses in 2008 were generated and incurred outside of the United States and in currencies other than the U.S Dollar, particularly in NIS, English Pounds and Euros. As a result, we are subject to a foreign currency risk. Specifically our sales in Europe and in the UK and our expenses in Israel, Europe and the UK are recorded in local currencies which exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar rate of exchange. As a result, fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. We use derivative financial instruments to further reduce our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, we cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations, which could affect our financial results.

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

Conditions in and around Israel could adversely affect our operations. Because our research and development facilities are located in Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our operations. Despite the negotiations towards peace between Israel and certain of its Arab neighbors, the future of these peace efforts is uncertain. From October 2000 until recently, there was a significant increase in violence primarily in the West Bank and the Gaza Strip and negotiations between Israel and Palestinian representatives have ceased for periods of time. In January 2006, Hamas, the Islamic Resistance Movement, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates in the Palestinian Parliament and the tension among the different Palestinian factions may create additional unrest and uncertainty. Hamas does not recognize Israel’s right to exist as a state and Israel considers Hamas to be a terrorist organization. During December 2008 and January 2009, Israel was engaged in an armed conflict with Hamas and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These recent conflicts involved missile strikes against civilian targets in northern and southern Israel, and negatively affected business conditions in Israel. Any renewed hostilities or other factors related to Israel could have a material adverse effect on us or on our business or adversely affect our share price.

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

We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, in April 2005, the law governing these tax benefits was amended to revise the criteria for investments that qualify for tax benefits as an approved enterprise. We cannot assure you that we will, in the future, be eligible to receive additional tax benefits under this law. In addition, in the event that we increase our activities outside the State of Israel, these activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

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

Typical users of the Jacada Fusion or Jacada WorkSpace products and services are medium to large businesses with inbound contact centers that typically have in excess of 100 agents (customer service representatives). Some of the companies that have purchased Jacada Fusion and Jacada WorkSpace products include Vodafone, West Telemarketing, Cox Communications, Capita Business Services, Lillian Vernon, Quelle Contact Vertrieb, Omnium Worldwide, Central Hudson Gas & Electric, Station Casinos, Telefonica O2 UK, Nationwide Insurance and Kabel Deutschland.

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

In February 2008 our board of directors authorized the use of up to $10 million of our available cash to repurchase our ordinary shares through transactions under Rule 10b-18 of the Securities Exchange Act. Through August 2008 we purchased 596,080 shares for a total purchase price of $2,184,468 under this program. Purchases were made from time to time at the discretion of our management in the open market or in privately negotiated transactions, subject to, among other factors, market conditions, trading volume and our share price. No time limit was set for this program; however, we suspended the program upon commencement of our self tender offer. In September 2008 we purchased 3,851,104 of our ordinary shares under a self tender offer for total consideration of approximately $15.68 million. See Item “16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for disclosure regarding our repurchase program and self tender offer.

We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies’ shares during fiscal years 2007 and 2008.

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

Benefits

Our solutions for the customer service and support market provide the following business benefits:

•

Reducing operating expense. Because Jacada Fusion and Jacada Workspace products present users with a single interface through which applications are accessed, they eliminate the need to navigate through and between applications. Therefore they eliminate redundant data entry, cut keystrokes and streamline or even eliminate process steps, including time consuming call wrap-up processes, thereby generating greater agent efficiency. This enables increased first call resolution and significant reduction in average handle times and operating costs.

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

Products and Technology

Our products include:

Jacada® WorkSpace. Jacada WorkSpace is a built for purpose solution that unifies customer interaction tools and provides a single access point to all the mission-critical applications required by the customer service representatives to effectively complete a customer interaction. Jacada WorkSpace delivers a wide range of capabilities that enable companies to freely implement optimal contact center processes and maximize customer service representative productivity. Jacada WorkSpace eliminates the inefficiency of a desktop maze by providing an agent with a single interface to access the multitude of disparate systems and resources needed to effectively perform his or her job. In addition, by using dynamic, role-based desktop controls, Jacada WorkSpace enables companies to transform product- specific or function-specific agents to ‘universal’ agents, maximizing agent productivity and reducing operational costs.

Jacada® Fusion. Jacada Fusion, a bundling of two Jacada products: Jacada HostFuse and Jacada WinFuse mentioned below, is a non-invasive integration platform which can automate processes that involve different kinds of business application – whether traditional legacy ‘green screen’ mainframe applications, Windows client/server applications or newer web-based (browser-based) applications.

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

Jacada® Interaction Manager. Jacada Interaction Manager guides the customer service agent through an optimized interaction with the customer. A typical contact center interaction contains elements of “guidance language” presented to the agent as a best practice suggestion regarding how to answer the customer’s inquiry, mandatory language that must be read for compliance reasons, business rules to determine what the agent may offer or do next, and workflow between these steps to ensure that all necessary information is gathered and presented to the customer. Jacada Interaction Manager deploys in conjunction with Jacada WorkSpace ensuring seamless cooperation between the customer interaction workflow and the multiple business systems controlled by Jacada WorkSpace.

Jacada® HostFuse (formerly known as Jacada Integrator). Jacada HostFuse is a software solution for integrating core host-centric business systems, including the data and processes in those systems, with multiple packaged applications, frameworks and client environments. Users of Jacada® HostFuse enjoy the benefits of on-line, real-time integration with back-office applications without rewriting any of their existing systems.

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

Our intellectual property rights in the Jacada Interface Server and the Jacada HostFuse products were sold in January 2008 as part of the sale of our traditional market business. We are licensed to develop and sell these products under an irrevocable license agreement. Our license to sell our traditional market products, on a stand alone basis, is limited to sales for the use by our customers in their customer services and support business. See “Item 4A History and Development of the Company”.

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

Principal Markets

Our principal markets are North America and Europe. We generate revenues from licensing our software products and solutions to customers and providing customers with training, professional, and product support and maintenance services. Software licenses revenues constituted approximately 31.4%, 26.5% and 41.7% of our total revenues for the years ended December 31, 2008, 2007 and 2006, respectively, while service and maintenance revenues constituted approximately 68.6%, 73.5% and 58.3% of our total revenues, respectively, for the same periods. Software licenses revenues generated from North American customers constituted approximately 13.0%, 10.7% and 18.9% of our total revenues for the years ended December 31, 2008, 2007 and 2006, respectively, while service and maintenance revenues generated from North American customers constituted approximately 30.1%, 30.5% and 29.7% of our total revenues, respectively, for the same periods. Software license revenues generated from European customers constituted approximately 18.1%, 13.7% and 19.2% of our total revenues for the years ended December 31, 2008, 2007 and 2006, respectively, while service and maintenance revenues generated from European customers constituted approximately 34.7%, 41.5% and 28.1% of our total revenues, respectively, for the same periods.

Seasonality

Not applicable.

Sources and Availability of Raw Materials

Not applicable.

Sales and Marketing

We sell our products through our direct sales force in North America and Europe, as well as through our indirect distribution channels, consisting of system integrators, partners and call center outsourcers. We also use indirect distribution channels in countries where we have no direct sales operations. As of December 31, 2008, we had 34 people in our sales and marketing organization, compared to 44 as of December 31, 2007.

During 2008 we continued to invest in our business arrangements with our strategic indirect sales channels for our customer service and support products as well as in the establishment of arrangements with new indirect channels. Our indirect distribution channels for our customer service and support products include Accenture, a global management consulting, technology services and outsourcing provider, IBM Global Services and Tieto Enator, a large global IT services provider. It is our expectation that our indirect distribution channels will extend our market reach by increasing market awareness to our solution and presenting us to potential customers. We intend to continue to invest in 2009 in the development of our indirect sales channels, including through broadening the relations with our existing partners.

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

Some examples of the industries in which our customers operate and their uses of our products include:

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

Our research and development expenses were $4.8 million for the year ended December 31, 2008, $4.4 million for the year ended December 31, 2007 and $3.8 million for the year ended December 31, 2006. As of December 31, 2008, 31 professionals were engaged in research and development activities, a decrease compared to 38 professionals at December 31, 2007, however, in 2008 and 2007 we also used third party service providers for some of our research and development activities. See also “Item 5: Operating and Financial Review and Prospects, A. Operating Results, Total Operating Expenses.”

Dependence on Patents and Licenses

We are generally not dependent on any third party license or patent with respect to our technology for the customer service and support products. However, sales of our customer services and support products often include licenses to our traditional market products as part of the solution we provide to our customers. Our rights to develop and sell our traditional market products are granted to us under an irrevocable license agreement which we have entered into as part of the sale of our traditional market business. Our license to sell our traditional market products, on a stand alone basis, is limited to sales for the use by our customers in their customer services and support business. See “Item 4A: History and Development of the Company”. As part of that asset sale we have also sold the two patents we had on portions of our traditional market products technology. While we have a patent pending with respect to our customer service and support products technology, we believe that the failure to obtain such patent would not diminish our ownership rights in our technology or our software products.

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

Competition

The markets in which we operate are extremely competitive and subject to rapid change. We believe that the competitive factors affecting the markets for our products and services include:

•	relationships with key distribution partners;

•	product functionality and features;

•	Our ability to successfully deliver our projects/solutions

•	availability of global support;

•	existing vendor relationships;

•	ease of product implementation;

•	quality of customer support services;

•	product reputation; and

•	financial stability of vendors.

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

Our customer service and support products compete with other contact center solutions offered by vendors including Microsoft, OpenSpan and Corizon. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, or other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. In addition, our potential customers may choose to deploy traditional CRM application software, or utilize their own information technology personnel or system integrators to write new code or rewrite existing applications in an effort to develop their own customer service and support solutions.

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

In April 2005, the law governing these tax benefits was amended to revise the criteria for investments that qualify for tax benefits as an approved enterprise.

The revised criteria include provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export and that minimum qualifying investments in productive assets be made. Additionally, this amendment enacted major changes in the manner in which tax benefits are awarded under the Law for the Encouragement of Capital Investments, 1959, so that companies no longer require Investment Center approval in order to qualify for tax benefits. Rather, the year in which a company elects to commence its tax benefits is designated as the year of election (“Year of Election”). A company may choose its Year of Election by notifying the Israel Tax Authorities in connection with filings of its annual tax return or within 12 months after the end of the Year of Election, whichever is earlier, or by requesting an advance ruling from the Israel Tax Authorities no later than within six months after the end of the Year of Election.

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

From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel, or OCS. We have used these grants to develop portion of our traditional market products, which we sold in January 2008. The State of Israel does not own proprietary rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding. The technology developed with OCS funding is, however, subject to transfer restrictions, which we complied with in connection with the sale of the intellectual property rights in the traditional market products. As of December 31, 2008 our outstanding royalty obligations to the OCS (accrued and contingent) were in an aggregate amount of approximately $0.4 million. As part of the sale of our traditional market business, we transferred such obligation to the buyer and committed to reimburse the buyer for these future payments.

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

As of December 31, 2008, our headquarters and principal administrative, research and development operations were located in approximately 13,000 square feet of leased office space in Herzliya, Israel. The lease expires in March 2010. As of February 2009 we sublet approximately 6,000 square feet of such office space.

In the United States, we lease approximately 18,500 square feet in Atlanta, Georgia, which we utilize for marketing, sales, administration, service and technical support. The lease expires in June 2012, and we have the right to extend the lease for an additional three-year term.

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

We were incorporated in December 1990. In 2004, we introduced Jacada Fusion and elected initially to target corporate customer contact centers, however Jacada Fusion may be also used by our customers for back office applications. In the third quarter of 2005, we introduced a solution specifically for customer service representatives called Jacada WorkSpace. We refer to this market as the “customer service and support market”. Prior to the introduction of our customer service and support market products we have been operating in the legacy application integration and web-enablement market for 16 years. We refer to this market as our “Traditional Market.” Customers of our customer service and support market products may also use our traditional market products.

In January 2008 we sold the intellectual property and related customer contracts associated with the following Jacada products: Jacada Interface Server and Jacada Integrator, also known as Jacada HostFuse, Jacada Studio, Jacada Innovator and Jacada Terminal Emulator in consideration for 26 million Dollars in cash. The activities associated with these products comprised our application modernization and legacy integration business, which we refer to as our traditional or legacy business. Under the terms of the transaction we retained the right to develop, market, sell and support Jacada Interface Server and Jacada HostFuse in support of our customer service and support business. The results of the traditional market business were reclassified to one line item in the statement of operations as “Net income from discontinued operations, net of taxes”.

In February 2008 our board of directors authorized the use of up to $10 million of our available cash to repurchase our ordinary shares through transactions under Rule 10b-18 of the Securities Exchange Act. Through August 2008 we purchased 596,080 shares for a total purchase price of $2,184,468 under this program. Purchases were made from time to time at the discretion of our management in the open market or in privately negotiated transactions, subject to, among other factors, market conditions, trading volume and our share price. No time limit was set for this repurchase program; however, we suspended the program upon commencement of our self tender offer. In September 2008 we purchased 3,851,104 of our ordinary shares under a self tender offer for total consideration of approximately $15.68 million. See Item “16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for disclosure regarding our repurchase program and self tender offer.

During the fourth quarter of 2008, we announced a reduction in our work force and other related cost containment strategies in order to align our operations and expenses with our revenue targets for 2009. These changes resulted in a 14% reduction in workforce worldwide, which included approximately 18 employees and 6 third party research and development service providers and the related costs associated with this reduction. The cost of implementing this restructuring plan was $0.5 million, which is included in the results for the fourth quarter of 2008. The plan is expected to reduce annual operating expenses in 2009 by approximately $2.3 million.

On April 6, 2009 we announced additional measures to reduce expenses in order to align our operations with revenue expectations for 2009. These measures resulted in a 7% reduction in workforce worldwide which impacts 10 positions, as well as salary reductions and other additional cost saving initiatives. These actions are expected to produce total savings for the remainder of fiscal year 2009 of approximately $2.5 million, which includes a reduction in cost of revenues of $700,000, and a $1.8 million reduction in operating expenses.

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

Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred. Based on our product development process, technological feasibility is established upon completion of a working model. No costs are incurred between the completion of the working model and the point at which the products are ready for general release. Therefore, all research and development costs are expensed.

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

•

We recognize revenues from software licenses in accordance with SOP 97-2 as amended and modified by SOP 98-9. Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, either by written agreement or a purchase order, the software product has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. License fees from software arrangements which involve multiple elements, such as post-contract customer support, consulting and training, are allocated to each element of the arrangement under the “residual method” when Vendor Specific Objective Evidence (VSOE) of fair value exists for all undelivered elements. We determine the fair value of each undelivered element in multiple-element arrangements based on the Vendor Specific Objective Evidence (VSOE) of fair value of each undelivered element when sold separately. In judging the probability of collection of software license fees we continuously monitor collection and payments based upon our historical experience of our existing customers to evaluate collectability. In connection with customers with whom we have no previous experience, we evaluate the creditworthiness of those customers. For some customers we may grant extended payment terms. Payment terms extending beyond six months are considered not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

•

Currently, the substantial majority of our revenues are generated through transactions in which we provide software and services. In arrangements which include significant customization, we account for the services together with the software under contract accounting in accordance with Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production - Type Contracts” (“SOP 81-1”). Revenues recognized in accordance with SOP 81-1 are accounted for using either (a) the completed contract or (b) percentage of completion method. The percentage of completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion but is limited to revenue that has been earned by the attainment of any milestones acceptance included in the contract. The completed contract method is used when we cannot make reasonable dependable estimates of the extent of progress toward completion. Under that method revenues are recognized only when final acceptance from the customer has been received or, when such acceptance is not required, upon our compliance with performance specifications under the contract terms.

•

Service revenues include consulting, training and post-contract customer support. Consulting services, which include installation, implementation and customization services and training, are recognized either on a time and materials basis as the services are provided, on a fixed fee basis over the service period. Where the contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or when the acceptance provision has lapsed. Post-contract customer support arrangements provide for technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from those arrangements are recognized ratably over the term of the arrangement.

Impairment of property and equipment. We review our property and equipment for impairment in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2008, 2007 and 2006, no impairment losses were identified in accordance with SFAS No. 144.

Goodwill. Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No, 142”) goodwill is not amortized. SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. We operate under a single reporting unit. Fair value is determined using our market capitalization. We perform impairment tests during the third fiscal quarter. Following the test no impairment losses were identified.

Valuation of investment in marketable securities. Based on our intent with respect to a particular investment at the time of investment, we are generally required to classify our investments into one of three investment categories under GAAP: (i) trading; (ii) held to maturity; or (iii) available for sale. The classification of the investment may affect our reported results. We classify the investments as available for sale. Available for sale investments are carried at fair value. Changes in the fair value of investments classified as available for sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized, unless other than temporary impairment exists. We regularly review our investments for factors that may indicate that a decline in the fair value of an investment below its cost or amortized cost is other than temporary. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include:

•	Our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value;

•	The duration and extent to which the fair value has been less than cost; and

•	The financial condition and prospects of the issuer.

Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods resulting in realized losses.

Valuation of financial instruments. Effective January 1, 2008, we adopted the provisions of SFAS No. 157, “Fair Value Measurements” for financial assets and liabilities, and related FSP’s, including FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, as set forth below, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

•

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 – Valuations based on unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors, including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

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

Equity-based compensation expense. We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment” beginning January 1, 2006. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of share-based awards at the grant date requires the exercise of judgment, including the amount of share-based awards that are expected to be forfeited. If actual results differ from these estimates, equity- based compensation expense and our results of operations could be impacted.

Results of operations

Our historical operating results for the years ended December 31, 2008, 2007 and 2006 as a percentage of total revenues are as follows:

	2008	2007	2006
Revenues:
Software Licenses	31.4%	26.5%	41.7%
Services	59.7	60.6	42.9
Maintenance	8.9	12.9	15.4

Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software Licenses(*)	7.1	12.1	6.7
Services(*)	75.9	82.7	93.0
Maintenance(*)	39.3	41.1	48.8

Total cost of revenues	51.0	58.6	50.2

Gross profit	49.0	41.4	49.8
Operating expenses:
Research and development	19.8	31.4	43.6
Sales and marketing	36.2	69.9	110.8
General and administrative	22.9	37.5	58.0
Restructuring	1.9	-	-
Total operating expenses	80.8	138.9	212.4

Operating loss	(31.8)	(97.5)	(162.6)
Financial income, net	2.9	11.1	15.6

Loss from continuing operations before taxes	(28.9)	(86.4)	(147.0)

Income Tax benefit	8.4	62.0	35.4
Net loss from continuing operations	(20.5)	(24.5)	(111.6)
Net income from discontinued operations, net of taxes	74.8	53.9	82.5

Net income (loss)	54.3	29.4	(29.1)

* Respective revenues

Adoption of new accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS N. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. See the discussion under “- Critical Accounting Policies for more detail.

In December 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 110 (SAB 110) to amend the SEC’s views set forth in Staff Accounting Bulletin 107 (SAB 107) regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS No. 123(R). SAB 110 is effective in relation to us beginning in the first quarter of 2008. The adoption of SAB 110 did not have a material impact on our financial statements.

Recently Issued Accounting Pronouncements

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. We do not expect the adoption of FSP 157-2 to have a material impact on its financial position, results of operations or cash flows.

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. We do not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

Years Ended December 31, 2008, 2007 and 2006

Revenues and Cost of Revenues

Revenues. Revenues were $24.4 million, $14.0 million and $8.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. Total revenues in 2008 increased in comparison to 2007 due to the fact that we started 2008 with high backlog for which revenues were recognized over 2008. In addition, we were successful in deploying projects signed in 2008 more rapidly by achieving interim milestones and acceptance criteria over the year. . The increase in total revenues in 2007 as compared to 2006 was due to the growth in sales of our customer service and support market solutions. The growth resulted mainly from our increased penetration of the customer service and support market, increased number of customers and ability to sell and deliver to our customers strategic solutions which are heavily weighted with services components, in addition to growth in our recurring maintenance revenue.

In each of 2008, 2007 and 2006, a significant portion of our revenues was derived from a few large orders. In 2008 two customers represented 48.0% of our total revenues, in 2007 two customers represented 40% of our total revenues and in 2006 three customers represented 55% of our total revenues.

Software licenses revenues. Software license revenues were $7.6 million, or 31.4 % of revenues for the year ended December 31, 2008, $3.70 million, or 26.5 % of revenues for the year ended December 31, 2007 and $3.7 million, or 41.7% of revenues for the year ended December 31, 2006. The increase in software license revenues in 2008 was due to the factors discussed above in “-Revenues” relating to the increase in total revenues in 2008 in addition to two significant software contracts that were recognized in 2008. Although software license revenues were flat during 2006 and 2007, total revenues increased year over year. The decrease in the proportion of the software license revenues out of total revenues in 2007 resulted from the increased amount of service revenues in certain of our transactions over those years.

Service revenues. Service revenues were $14.5 million, or 59.7% of revenues for the year ended December 31, 2008, compared to $8.5 million, or 60.6% of revenues for the year ended December 31, 2007, and $3.5 million or 42.9% of revenues for the year ended December 31, 2006. Service revenues are generated primarily from installation, implementation and customization of our software products. The increase in service revenues in 2008 was due to the factors discussed above in “-Revenues” relating to the increase in total revenues in 2008. The increase in service revenues in 2007 and 2006 resulted from an increase in the size of certain deals due to higher process improvement requirements resulting in services revenues comprising a higher proportion of the total revenues for the deal.

Maintenance revenues. Maintenance revenues were $2.2 million, or 8.9% of revenues for the year ended December 31, 2008, compared to $1.8 million, or 12.9% of revenues for the year ended

December 31, 2007, and $1.4 million or 15.4% of revenues for the year ended December 31, 2006. The increase in maintenance revenues in 2008, 2007 and 2006 was related to the increased number of customers using our customer service and support market products. The decrease in proportion of the maintenance revenues out of total revenues in 2008, 2007 and 2006 resulted from the fact that provision of maintenance services starts only upon completion of a project and the recognition of maintenance revenue is spread over the maintenance period which is usually twelve month from project completion.

Total Cost of Revenues. Total cost of revenues was $12.4 million, or 51.0% of revenues for the year ended December 31, 2008, compared to $8.2 million, or 58.6% of revenues for the year ended December 31, 2007, and $4.4 million or 50.2% of revenues for the year ended December 31, 2006. The increases in cost of revenues during 2008, 2007 and 2006 were primarily due to an increase in the cost of services revenues as discussed below.

Cost of software licenses revenues was $0.5 million, or 7.1% of software revenues for the year ended December 31, 2008, compared to $0.4 million, or 12.1% of software revenues for the year ended December 31, 2007, and $0.2 million, or 6.7% of software revenues for the year ended December 31, 2006. The increase in cost of software licenses in 2008 compared to 2007 was due to increase in royalty payments to partners which were partially offset by a decrease in amortization of acquired intangible assets, while the decrease in the percentage of cost of software licenses revenues out of software revenue results from the significant increase in 2008 software revenue compared to the 2007 software revenue. The increase in cost of software licenses in 2007 compared to 2006 was mainly due to an impairment in the amount of $0.2 million related to a technology we purchased in June 2004, which we subsequently stopped selling to new customers.

Cost of service revenues was $11.0 million, or 75.9% of services revenues for the year ended December 31, 2008, compared to $7.0 million, or 82.7% of services revenues for the year ended December 31, 2007, and $3.5 million, or 93.0% of services revenues for the year ended December 31, 2006. The increase in cost of services revenues in 2008, 2007 and 2006 was due to an increase in services personnel, as we grew from 25 services professionals at year end 2006 to 43 at year end 2007 and 49 at year end 2008, resulting in increase in compensation costs and the increase in use of subcontractors in order to support the increase in services revenue. In 2008 we experienced fluctuations in the amount of headcount which at certain period reached 58 services professionals. Services gross margins have improved year over year due to improving efficiencies in our services operation. See Risk Factor entitled: “Failure to deliver professional services efficiently could negatively impact our gross margins.”

Cost of maintenance revenues was $0.9 million, or 39.3% of maintenance revenues for the year ended December 31, 2008, compared to $0.7 million, or 41.1% of maintenance revenues for the year ended December 31, 2007, and $0.7 million or 48.8% of maintenance revenues for the year ended December 31, 2006. Maintenance gross margins have improved year over year due to increase in our customer base.

Total Operating Expenses Total operating expenses in 2008 were $19.7 million, representing an increase of $0.3 million from $19.4 million in 2007. The increase in total operating expenses in 2008 was mainly due to an increase in an amount of $0.4 million in our research and development expenses in support of the continuing development of our customer service and support market products, an increase in our general and administrative expenses in an amount of $0.3 million and increase in an amount of $0.5 million in restructuring costs associated with the cost reduction process which was announced in December, 2008, which included a 14% reduction in workforce and additional cost reduction. These increases were offset by a reduction in sales and marketing costs resulting mainly from the decrease in sales and marketing head count and costs related thereto associated with our plans to increase efficiency of these departments.

Total operating expenses in 2006 were $18.7 million. The increase in total operating expenses in 2007 was mainly due to an increase in an amount of $0.4 million in our research and development expenses in support of the continuing development of our customer service and support market products, and an increase in expenses in an amount of $0.2 million due to the appreciation of the New Israeli Shekel against the U.S. dollar.

Research and Development. Research and development expenses were $4.8 million, $4.4 million and $3.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. The increase in research and development expenses from 2007 to 2008 resulted mainly from the impact of the appreciation of the New Israeli Shekel against the U.S dollar and the continuation of our offshore development team through a third party service provider. The increase in research and development expenses between 2006 and 2007 resulted mainly from salary adjustments, the appreciation of the New Israeli Shekel against the U.S dollar, costs associated with licensed technology components for incorporation into our products suite and the establishment of our offshore development team through a third party service provider in order to support the continuing development of our customer service and support market products. As a percentage of total revenues, research and development expenses were 19.8%, 31.4% and 43.6% for the years ended December 31, 2008, 2007 and 2006, respectively.

Sales and Marketing. Sales and marketing expenses were $8.8 million, $9.8 million and $9.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. The decrease in 2008 compared to 2007 was primarily due to decrease in head count and the costs related thereto and a decrease in marketing costs associated with increased efficiency in the sales and marketing organization. As a percentage of total revenues, sales and marketing expenses were 36.2%, 69.9% and 110.8% for the years ended December 31, 2008 2007 and 2006, respectively.

General and Administrative. General and administrative expenses were $5.6 million, $5.2 million and $5.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. As a percentage of total revenues, general and administrative expenses were 22.9%, 37.5% and 58.0% of total revenues for the years ended December 31, 2008, 2007 and 2006, respectively. The increase in 2008 compared to 2007 was primarily related to an increase in ordinary course of business expenses and expenses associated with stock based compensation. The increase in 2007 compared to 2006 was primarily related to compensation expense related to the separation agreement with our former chief executive officer offset by reduction in ordinary course of business expenses.

Financial Income, Net. Financial income, net, was $0.7 million for the year ended December 31, 2008, $1.6 million for the year ended December 31, 2007 and $1.4 million for the year ended December 31, 2006. The decrease in Financial Income in 2008 was mainly due to a one time impairment charge associated with our investment in auction rate securities (or ARS) in the amount of $3 million (see also “Item 3: Key Information. D. Risk Factors. Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk”). In addition, our financial income was adversely affected by the negative impact of the reduced market interest rates and the weakening of the English Pound on our monetary English Pound balances. In 2007 and 2006 most of the financial income were generated from investments of our funds in certain financial instruments, which generate interest income. The increase from 2006 to 2007 was primarily due to the increase in interest paid on marketable securities.

Pre-tax Loss from our Continuing Operations. As a result of the above factors, our continuing customer service and support operations resulted in net losses of $7.0 million in 2008, $12.1 million in 2007 and $12.95 million in 2006.

Tax benefit. In 2008, our tax benefit in the amount of $2.0 million is composed of $2.1 million in tax benefit from continuing operations, used to offset the capital gain in the discontinued operation, and $0.1 million tax expenses. In 2007, our tax benefit in the amount of $8.7 million was composed of $5.4 million in deferred tax income and $3.3 million in tax benefit from continuing operations. The deferred tax income of $5.4 million was recorded due to the expected utilization of the net operating losses carryforward in respect of the sale of our traditional market business for the amount of $26 million. The tax benefit of $3.3 million relates to current losses of the continuing operation. The tax benefits in 2006 were in the amounts of $3.1 million. Such benefits relate to current losses of the continuing operation.

Net Income from Discontinued Operations net of taxes. The income from discontinued operation for the year ended December 31, 2008 was $18.2 million includes mainly the capital gain net of taxes. The income from discontinued operation for the years ended December 31, 2007 and 2006 in the amounts of $7.5 million and $7.2 million, respectively, include the activities of the traditional market business.

Net Income (Loss). As a result of the above factors, our operations resulted in net income of $13.2 million in 2008, net income of $4.1 in 2007 and net losses of $2.6 million in 2006.

B.	Liquidity and Capital Resources

Since our inception, we have funded operations through the private placement and public offering of equity securities, internal operations and, to a lesser extent, borrowings from financial institutions.

As of December 31, 2008, we had $29.9 million in cash and investments, all of which were interest bearing. We believe that our cash and investments are sufficient to cover our liabilities for the next twelve months. Our cash does not include $3.2 restricted cash of which $2.6 million is to be held in escrow by a third party through June 2009 as a security for payment of potential indemnification claims under the January 2008 agreement for the sale of our traditional business, for which we received consideration of $26 million. Expenses associated with that transaction were approximately $1.4 million. During 2008 we purchased a total of 4,447,184 of our ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by us for a total of $17.9 million including related expenses. During 2008, operating activities (including discontinued operations) used approximately $6.7 million in cash, composed of $5.0 million net cash used in continuing operations and $1.7 million net cash used by discontinued operation. The major components using cash in the continuing operations were the net loss of $5.0 million from continuing operations, the increase of $1.1 million in trade receivables and the decrease of $0.9 million in deferred revenue and the increase in other current assets of $ 0.5 million that was partly offset by non-cash depreciation and amortization of $0.8 million, non-cash expenses for stock compensation related to options granted to employees and officers in the amount of $0.9 million and the impairment of marketable securities of $0.4 million. The major component using cash in discontinued operations was decrease in accruals. Net cash provided by investing activities was $28.8 million in 2008, composed of $6.7 million net cash provided by continuing operations and

$22.1 million net cash provided by discontinued operation. The major components providing cash in the continuing operations were the net proceeds from marketable securities in the amount of $8.2 million and was partly offset by the purchase of property and equipment in the amount of $1.0 million and the increase in restricted cash of $0.6 million. The major component providing cash in discontinued operations was the net gain from selling our discontinued operation. Net cash used by financing activities was $16.9 million from continuing operations attributed to the $17.9 million used to purchase our shares, which was offset by $0.9 million of proceeds received from the exercise of stock options.

At the start of 2008, we purchased $3 million principal amount of an auction rate security, or ARS. The issuer of the ARS we purchased is rated AAA and the ARS is guaranteed by the US government. The recent negative conditions in the credit markets restricted our ability to liquidate our holdings of our ARS because the amount of such securities submitted for sale in the market has exceeded the amount of purchase orders for such securities. During 2008, we were unable to sell the ARS via a successful auction or redemption process. Given the failed auction, the entire remaining amount of our ARS was classified as a long-term investment, and, during the fourth quarter of 2008, we recorded an impairment charge of $353,130 with respect to such ARS, reflecting what we determined to be an other-than-temporary decline in its value. As of December 31, 2008 the ARS continued to pay interest according to its stated terms. In March 2009 we sold such ARS for the par value thereof, a total sum of $3 million, plus accrued interest.

As of December 31, 2007, we had $33.8 million in cash and investments, all of which were interest bearing. During 2007, operating activities (including discontinued operations) used approximately $3.2 million in cash, composed of $10.9 million net cash used in continuing operations which was offset by $7.7 million net cash provided by discontinued operations. The major components using cash in the continuing operations were the net loss of $3.4 million from continuing operations, the $5.4 million deferred tax assets that was created in 2007, the increase of $2.6 million in trade receivables and the decrease of $1.0 million in deferred revenue that was partly offset by the non-cash depreciation and amortization of $0.7 million and the non-cash expenses for stock compensation related to options granted to employees and officers of $0.8 million. The major component generating cash in discontinued operations was net income of $7.5 million. Net cash provided by investing activities was $3.4 million in 2007. It consisted primarily of net proceeds from marketable securities in the amount of $3.9 million and was partly offset by the purchase of property and equipment in the amount of $0.5 million. Net cash provided by financing activities was attributed to the $1.0 million proceeds received from the exercise of stock options.

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

Expenditures for property and equipment were approximately $1.0 million, $0.5 million and $0.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations.

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

Our research and development expenses were $4.8 million for the year ended December 31, 2008, $4.4 million for the year ended December 31, 2007 and $3.8 million for the year ended December 31, 2006. As of December 31, 2008, 2007 and 2006, respectively, we had 31, 38 and 41 employees engaged in our product development activities. See “Item 5: Operating and Financial Review and Prospects, A. Operating Results. Restructuring Charges” for disclosure regarding the reduction of our workforce in 2008 which included termination of our engagement with research and development third party service providers.

D.	Trend Information

We believe that our sales cycle for our customer service and support market products might be lengthened due to the reasons discussed in the risk factors referenced below. As a result, we are unable to determine if our business model will support our forecasted revenue. See “Risk Factors “Our business model is focused on continued growth in a market in which we have only several years of experience and failure to continue our early penetration into this market would negatively impact our results of operations”, “We do not have a proven business model for the customer services and support market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace may be harmed or we will experience a further delay in generating revenues from these products” and “Global recession and continued credit constraints could adversely affect us” for a discussion of the potential effects of this trend.

Currently, we anticipate that our customer service and support market products might continue to generate revenues from a small number of deals with large average dollar amounts compared to our traditional market products. See “Risk Factor: “Revenues from Jacada Fusion and Jacada Workspace, our customer services and support products, might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations” for a discussion of the risks our business and prospects for growth face in connection with continued customer concentration.

We anticipate that a large number of our future customer service and support market products deals will continue to involve substantial customization and implementation services of our solutions and that a majority of our revenues will continue to derive from the provision of professional services. If we do not succeed in increasing the proportion of our total revenue attributable to software license fees we may not be able to achieve or maintain profitability. Our limited experience and knowledge regarding the customer services and support market may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated. Any such expending of more resources may negatively impact our professional services gross margins and our ability to achieve or maintain profitability. See “Risk Factors: “Our revenues could be adversely affected if we fail to recruit and retain consultants and other technical service personnel”, “A majority of our revenues derives from the provision of professional services” and “Failure to deliver professional services efficiently could negatively impact our gross margins” for a discussion of the potential effects of this trend.

We may continue to be subject to a foreign currency risk. Our results of operations are reported in U.S. dollars, however, we expect that a significant portion of our revenues and expenses will be generated and incurred outside of the United States and in currencies other than the U.S Dollar. Depreciation of the Euro or the English Pound against the U.S. dollar will have the effect of reducing of our U.S. dollar revenues from transactions recorded in these currencies. Additionally fluctuations in the U.S. dollar against the New Israeli Shekel (NIS), English Pound or Euro exchange rate will have the effect of increasing the U.S. dollar cost of our operations in Israel, in the UK or in European countries as applicable. As a result, we may be subject to a foreign currency risk. See “Risk Factor: Exchange rate Fluctuations between the dollar and other currencies may negatively affect our results of operation” for a discussion of the potential effects of this trend.

Our backlog may continue to decrease if we do not increase the number of transactions we enter into and due to our accelerated recognition of revenue from our customer service and support contracts. See: “Item 5 Operating and Financial Review and Prospects. A. Operating Results, Revenues and Cost of Revenues” for further disclosure regarding our revenue recognition policy in 2008. Reduced backlog means that we will be more dependent on signing new transactions in 2009 in order to generate revenues. See “Risk Factor: Our backlog decreased in 2008 and as a result our revenues may decline if we do not increase the number of transactions we enter into in 2009” for a discussion of the potential effects of this trend.

E.     Off-balance sheet arrangements. We are not party to any off-balance sheet arrangements. See “Item 4b: Material Effects of Government Regulation in Israel”.

F.     Tabular Disclosure of Contractual Obligations. The following table summarizes our contractual obligations and commercial commitments as of December 31, 2008:

Contractual Obligations	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facilities	$1,751	$665	$1,086	-	-
Vehicles	$613	$332	$281	-	-
Severance pay*	$1,120	-	-	-	-

*Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. For employees whose employment commencement date is prior to January 1, 2005 these obligations are payable only upon the termination of the respective employee. However, while this amount may be reduced upon voluntary termination by an employee, it is not our general practice to reduce the amounts of severance payments in cases of voluntary termination. As of December 31, 2008, the severance pay funds were $0.6 million and will be used to satisfy a portion of our obligations.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our executive officers and directors as of April 15, 2009:

Name	Age	Position
Paul O’Callaghan	53	Chief Executive Officer
Tzvia Broida	40	Chief Financial Officer
Guy Tweedale	47	Senior Vice President European Operations
Eyal Shpin	37	Senior Vice President of Research and Development
Gideon Hollander(1)	44	Chairman of the Board and Director
Yossie Hollander	51	Director
Ohad Zuckerman(2)(1)	44	Director
Naomi Atsmon(2)	56	Director
Dan Falk (2)	64	Director
Avner Atsmon(2)	46	Director
(1)	Member of the Options Committee
(2)	Member of the Audit Committee

Paul O’Callaghan has been our Chief Executive Officer since January 2008, having served as our President since May 2006. Mr. O’Callaghan has more than 27 years of executive experience in the international software, Internet and network infrastructure markets. From February 2003 to May 2006 Mr. O’Callaghan was Senior Vice President of Worldwide Sales & Field Services for Optio Software a provider of software solutions that enable organizations to improve functionality and quality in their inbound and outbound document processes. Mr. O’Callaghan also held that position from May 2001 to November 2001. From July 2000 to February 2001 Mr. O’Callaghan was Senior Vice President of Worldwide Sales and Services for Idapta Inc. From November 1997 to July 2000 Mr. O’Callaghan was Vice President of Sales for XACCT Technologies (acquired by Amdocs Limited). From December 1994 to November 1997 Mr. O’Callaghan was Area Vice President for Southeastern Operations, Cisco Systems. From November 1993 to December 1994 Mr. O’Callaghan was Vice President of Sales for Network Systems Corporation. From January 1990 to November 1993 Mr. O’Callaghan was Senior Vice President of Sales and Marketing for Imnet Systems. From January 1982 to January 1990 Mr. O’Callaghan was Country Manager (UK)/Southern Region Sales Vice President Network Systems Corporation (acquired by StorageTek).

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

Guy Tweedale joined us on October 2007 as our executive of our European operations. Mr. Tweedale has more than 19 years of experience in the IT industry and his background includes a strong focus on business process automation and enhancement in key areas such as customer management, field-based activities and financial control. From January 2004 to June 2007 Mr. Tweedale served as Managing Director for Saratoga Systems in Northern Europe for their CRM and Mobile Data Access divisions. Prior to January 2004 Mr. Tweedale has held a number of key senior management roles with companies such as Extensity, Microsoft (Visio), TDK (mobile communications hardware), and Toshiba (mobile computing platforms).

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

Yossie Hollander has been Chairman of the Board of Directors from November 1995 to December 2007 and a director since 1990. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Mr. Hollander is a member of the executive board of the Weizmann Institute of Science. Yossie Hollander is Gideon Hollander’s brother

Ohad Zuckerman has served as a director since December 2000. Mr. Zuckerman owns and manages Beyond Service Ltd., a consulting and investment banking company. Between January 2000 and March 2008 Mr. Zuckerman served as the CEO and President of Zeraim Gedera Ltd., an agricultural company which specializes in breeding of vegetable varieties as well as in production and marketing to the seeds of such varieties, a position he has held since January 2000. From 1998 to January 2000, Mr. Zuckerman served as the Executive Vice President of Zeraim Gedera and from 1990 to 1998 he served at the same company as the Marketing Manager. Mr. Zuckerman served as a member of the board of directors at Maximal Innovative Intelligence LTD, a provider of software for extracting information from data warehouses, from 1998 to 2002.

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

Dan Falk as served as a director since August 2004. Mr. Falk serves as a member of the boards of directors of Orbotech Ltd., Attunity Ltd., Nice System Ltd., Orad Hi-Tech Systems Ltd., Ormat Technologies Inc., ClickSoftware Technologies Ltd., Poalim Ventures 1 Ltd., Dmatek Ltd., Plastopil Ltd., Nova Measuring Systems Ltd., AVT Ltd., Amiad Filteration Systems Ltd and Oridion Madical Ltd. In 1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.

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

The aggregate remuneration we paid for the year ended December 31, 2008 to all executive officers as a group, including our former Senior Vice President of Global Marketing was $1.14 million in salaries, fees, commissions and bonuses. This also includes $0.5 million set aside or accrued to provide for pension, retirement or similar benefits provided to our executive officers. As of August 2008 our directors, other than our chairman of the board, each receive annual compensation of NIS 42,600 plus NIS 2,200 for each meeting of the board and each meeting of a committee of the board attended. As of January 1, 2008, and for as long as Mr. Gideon Hollander provides us with professional services in connection with our investor relations activities, Mr. Hollander receives a quarterly fee of $12,000 as total consideration for his services as a consultant, director and the chairman of our board. Upon the termination of the engagement of Mr. Hollander’s services in connection with our investor relations activities and for as long as the Mr. Hollander serves as the chairman of our board, Mr. Hollander shall be entitled to a quarterly fee of $6,000 per calendar quarter in addition to his compensation as a director which shall be equal to the other directors’ compensation. In addition, all directors are entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as board members, including attending board of directors meetings. Directors also receive options to purchase our ordinary shares.

As of March 31, 2009 options to purchase 1,909,900 ordinary shares granted to our directors and executive officers (12 persons), including our former Senior Vice President Sales and Managing Director of EMEA & APAC and our former Senior Vice President of Global Marketing under our option plans were outstanding. The weighted average exercise price of these options was $3.5 per share ranging from $0.99 to $9.13, and the expiration dates of the options range from October 19, 2009 to February 28, 2015.

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

At our annual meeting in August 2004, the shareholders voted to fix the number of directors at six directors. In accordance with the terms of our articles of association, the board of directors is divided into four classes, with the following terms of office:

•	Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2009;

•	Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2010;

•	Class III directors, whose terms expire at the annual meeting of shareholders to be held in 20011; and

•	A class of directors whose terms expire after one year, at each annual meeting of shareholders.

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

We do not have service contracts with any of our directors, other than with, Gideon Hollander, our chairman of the board, under which Mr. Hollander provides us with investor relations services.

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

The Companies Law requires that at least one external director have financial and accounting expertise and that the other external director meet certain professional qualifications. Certain regulations promulgated under the Companies Law set out the conditions and criteria for a director qualifying as having a “financial and accounting expertise” or a “professional qualification”. A director with financial and accounting expertise is a director who, due to his education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him to understand in depth the company’s financial statements and to initiate a debate regarding the manner in which the company’s financial information is presented. However, a public company whose shares are also registered for trading in certain stock exchanges outside of Israel, like ours, is not required to appoint an external director with financial and accounting expertise, if at such time there is another director serving on the board of directors of such company who has financial and accounting expertise and who is an independent director for purposes of membership on the audit committee thereof, in accordance with the applicable laws of the state in which such shares are registered (and the rules and regulations of such foreign stock exchange). Our Board of Directors has determined that Mr. Dan Falk has financial and accounting expertise. Mr. Falk also meets the requirements of the Nasdaq Global Market listing standards to be an “independent” director and audit committee member. Therefore we are not required to appoint an external director with financial and accounting expertise under the Companies Law. A director who meets certain professional qualifications is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other high education in the company’s primary field of business or in an area that is relevant to his position, (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position. A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person’s financial and according expertise or professional qualification).

Nomination Committee Charter – Exemption

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the Nasdaq rule that requires adoption of a formal written charter or board resolution addressing the nominations process. Under the Companies Law, the nominations process is conducted by the full board of directors, and there is no requirement to adopt a formal written charter or board resolution addressing a company’s nomination process.

Compensation Committee – Exemption

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the Nasdaq rule that requires that the compensation of the chief executive officer and all other executive officers of the company be determined, or recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee comprised solely of independent directors. Under the Companies Law, the compensation of such officers is determined by the full board of directors, and there is no requirement for a recommendation or determination by independent directors or a compensation committee.

D.	Employees

As of December 31, 2008, we had 53 employees in Israel, 68 in the United States and 29 in Europe. Of our 150 employees, 31 were engaged in research and development, 34 in sales, marketing and business development, 56 in professional services and technical support and 29 in finance, administration and operations. With respect to our Israeli and European employees, we are subject to local labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay, termination of employment procedures and other conditions of employment. See “Item 5: Operating and Financial Review and Prospects, A. Operating Results. Restructuring Charges” for disclosure regarding the reduction of our workforce in 2008.

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

The following table sets forth for the last three financial years, the number of our employees broken down into categories.

Period ending December 31,	2008	2007	2006
Research and Development	31	38	41
Marketing, Sales, Services and Customer Support	90	93	80
Administration Management and Information Systems	29	32	30
Discontinued Operation	-	8	8
Total	150	171	159

E.	Share Ownership

Other then Gideon Hollander, Yossie Hollander and Paul O’Callaghan, whose shareholdings are described in Item 7 below, none of our officers and directors owns in excess of one percent of our outstanding ordinary shares

Option Plans. We currently maintain three option plans, the 1996 Option Plan, the 1999 Option Plan and the 2003 Share Option Plan. The purpose of our option plans is to afford an incentive to officers, directors, employees and consultants of ours, or any of our subsidiaries, to acquire a proprietary interest in us, to continue as officers, directors, employees and consultants, to increase their efforts on behalf of us and to promote the success of our business.

1,478,730 ordinary shares available for future grants under these option plans to be granted to officers, directors, employees and consultants. As of December 31, 2008, options to purchase 3,146,038 ordinary shares were outstanding under the option plans. As of December 31, 2008, the weighted average exercise price of options outstanding under our option plans is $3.36. Our option plans are administered by our board of directors and the options committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants. In addition, pursuant to the option plans, the exercise price of options shall be determined by our board of directors or our options committee but may not be less than the par value of the ordinary shares and is typically the fair market value on the date of grant. The vesting schedule of the options is also determined by our board of directors or our options committee but generally the options vest over a four year period. Generally, options granted under the option plans are exercisable until seven to ten years from the date of the grant. The 1996 Option Plan expired on December 31, 2005. The 1999 Option Plan and the 2003 Share Option Plan will expire on December 31, 2009 and December 31, 2012, respectively.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

During 2008 we purchased a total of 4,447,184 of our ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by us. The shares we repurchased are held by us as treasury shares. Under the Companies Law for so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders. The financial and shareholders information provided under this annual report do not consider these treasury shares as part of our issued and outstanding share capital.

The following table sets forth, to the best of our knowledge, as of March 31, 2009, those shareholders that own 5% or more of our capital stock and officers that own 1% or more of our capital stock.

Name of Beneficial Owner	Number of Shares	Percentage
	Owned
Yossie Hollander (1)	2,256,510	13.52%
Gideon Hollander (2)	2,064,987	12.12%
Emancipation Capital, LP (3)	1,754,849	10.61%
KVO Capital Management, LLC (4)	998,602	6.04%
Paul O’Callaghan (5)	337,500	2.04%

(1)	Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander. Represents 1,301,280 ordinary shares owned individually by Mr. Hollander, 302,670 ordinary shares owned by Mr. Hollander’s spouse and 500,060 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein. Includes 152,500 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 480,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares and an aggregate of 1,549,600 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests. Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts. Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346.

(2)

Based on a Schedule 13G filed with the Commission on February 14, 2007. Represents 1,564,987 ordinary shares owned individually by Mr. Hollander, and 500,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 480,000 ordinary shares  owned by Mr. Hollander’ mother as

Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 11 Galgalei Haplada Street, Herzliya, 46722, Israel.

(3)	Based on a Schedule 13G filed with the Commission on February 12, 2009. This amount represents ordinary shares held by the following entities: Emancipation Capital, LP, Emancipation Capital, LLC, Emancipation Capital Master, Ltd., Charles Frumberg, and Hurley Capital, LLC. Based on information provided to us by Emancipation Capital Funds, such funds sold 668,204 shares in our self tender offer. See “Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for disclosure regarding our self tender offer. We make no representation as to the accuracy or completeness of the information reported. The address of Emancipation Capital, LP and of Hurley Capital, LLC is 1120 Avenue of the Americas, Suite 1504 New York, NY 10036, USA.

(4)	Based on a Schedule 13G filed with the Commission on February 11, 2009. Includes 113,030 shares held in a private account on behalf of Mr. Robert B. Ashton, a portfolio manager of KVO Capital Management, LLC, over which KVO has both voting and dispositive power pursuant to contract and 885,572 shares held in other private accounts over which KVO has both voting and dispositive power pursuant to contract. The address of KVO Capital Management, LLC and Mr. Robert B. Ashton is 44 S. Main Street, Box 17 Hanover, NH 03755 USA.

(5)	The shares listed represent shares issuable upon exercise of options vested within 60 days of the date hereof.

The shareholders that own 5% or more of our capital stock do not have different voting rights.

Based on information available to us, as of March 1, 2009, there were 47 record holders of our shares in the United States, which represented approximately 35% of the outstanding shares as of such date. To our knowledge, no corporation, foreign government or other natural or legal person directly or indirectly controls Jacada.

B.	Related Party Transactions

As of August 2008 our directors, other than our chairman of the board, each receive annual compensation of NIS 42,600 plus NIS 2,200 for each meeting of the board and each meeting of a committee of the board attended. In February 2008, our audit committee and board of directors authorized us to enter into a services agreement with Mr. Gideon Hollander, our chairman of the board under which he would continue to provide us with investor relations services. Such arrangements were approved by our shareholders in the annual shareholders meeting held in December 2008. See “Item 6: Directors, Senior Management And Employees” for disclosure about our directors’ compensation. In March 2009, our board of directors approved the purchase of vested options held by our departing CFO for an aggregate amount of $250,000.

C.	Interests of Expert and Counsel

Not applicable.

Item 8: FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 for audited consolidated financial statements.

Export Sales

We generated approximately 43% of our revenues in North America and approximately 57% in Europe through wholly owned subsidiaries during the period beginning January 1, 2008 and ending December 31, 2008. Our export sales consist mainly of intercompany transactions with our subsidiaries.

Legal Proceedings

We are, from time to time, a party to legal proceedings that are incidental to our business.

In August 1999, a former distributor filed an arbitration demand against our UK subsidiary. This demand alleged that the subsidiary breached its agreement with the distributor by directly selling products to a customer, while the distributor had an exclusive right to sell products to said customer, and that the distributor was entitled to damages of $3.5 million. A decision by the arbitrator was entered during 2001. The arbitrator awarded the distributor a net amount of $392 thousand and 50% of amounts collected from this customer in the future and legal expenses related to the arbitration. The arbitration award was validated by the United States Courts and is therefore final. On October 2, 2008, the distributor sent an attorney’s letter indicating its intent to enforce the Judgment and requested that the parties try to resolve the matter by mutual settlement prior to their commencement of any enforcement proceedings. On December 8, 2008, our subsidiary responded in a letter to the distributor’s attorney setting forth its assertions and defenses against the enforcement of the judgment. As of December 31, 2008, our accruals which are related to this obligation are presented as part of the liabilities of discontinued operation.

We do not believe that any legal proceeding to which we currently are a party is likely to have a material impact upon us.

Dividend Policy

Our policy has been not to pay dividends. See “Item 10.B Memorandum and Articles of Association” for disclosure regarding the procedures for dividend distribution and Item “16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for disclosure regarding our repurchase program and self tender offer.

B.	Significant Changes

In March 2009 we sold an auction rate security (ARS) that we held for the par value thereof, a total sum of $3 million, plus any and all accrued interest. See “Item 11 Quantitative and Qualitative Disclosures About Market” for further disclosure regarding our investment in ARS.

On April 6, 2009 we announced measures to reduce expenses in order to align our operations with our revenue expectations for 2009. These measures resulted in a 7% reduction in workforce worldwide which impacts 10 positions, as well as salary reductions and other additional cost saving initiatives. These actions are expected to produce total savings for the remainder of fiscal year 2009 of approximately $2.5 million, which includes a reduction in cost of revenues of $700,000, and a $1.8 million reduction in operating expenses.

On April 16, 2009 we announced that our chief executive officer, Mr. Paul O’Callaghan, will be replaced by Mr. Thomas H. Clear as of April 20, 2009. Mr. Clear brings over 25 years of global experience in leading successful, multi-national, new business development initiatives and delivering operational success and long-term value to customers. Most recently, Mr. Clear served as President and chief commercial officer at Spinvox Inc., a provider of voicemail-to-text service for telecommunications carriers. Prior to that, from 1998 to 2006, Mr. Clear served as a general manager at Amdocs (NYSE: DOX) focusing on building license and services revenue from several strategic accounts in support of billing and customer relationship management. Mr. Clear’s prior background includes senior management positions at SBC, Convergys and a broad base of other product development and business growth management positions.

Separately, on April 16, 2009 we also announced that our chief financial officer, Mrs. Tzvia Broida will be replaced by Mr. Bob Aldworth as of April 20, 2009. Mr. Aldworth served as our chief financial officer from 2001 to 2005. Since 2005, Mr. Aldworth held the position of SVP-Finance at Infor Global Solutions, a provider of enterprise applications software and services. Mr. Aldworth has extensive experience in finance, operations and with investor relations.

Item 9: THE OFFER AND LISTING

A.	Offer and Listing Details

Share History

Our ordinary shares are quoted on the Nasdaq National Market under the symbol “JCDA” and on the Tel Aviv Stock Exchange (“TASE”) under the same symbol or its Hebrew equivalent.

The following table shows the high and low market prices on the Nasdaq Global Market of our ordinary shares in the indicated years. Trading in our shares on the Nasdaq commenced on October 14, 1999.

Year	Period	High	Low
2004	01/01/04 – 12/31/04	4.73	2.12
2005	01/01/05 – 12/31/05	3.58	1.93
2006	01/01/06 – 12/31/06	3.10	2.06
2007	01/01/07 – 12/31/07	4.27	2.46
2008	01/01/08 – 12/31/08	4.07	2.03

The following table shows the high and low market prices on the Nasdaq National Market for our ordinary shares for each financial quarter during our two most recent financial years.

Period	High	Low
01/01/07 – 03/31/07	3.40	2.46
04/01/07 – 06/30/07	3.98	3.12
07/01/07 – 09/30/07	4.34	3.10
10/01/07 – 12/31/07	4.27	3.56
01/01/08 – 03/31/08	4.07	2.76
04/01/08 – 06/30/08	3.97	3.06
07/01/08 – 09/30/08	3.90	3.17
10/01/08 – 12/31/08	3.83	2.03
01/01/09 – 03/31/09	3.28	1.41

The following table shows the high and low market prices on the Nasdaq National Market for our ordinary shares for the most recent six months.

Month	High	Low
09/08	3.90	3.61
10/08	3.83	2.25
11/08	3.49	2.21
12/08	3.27	2.03
01/09	3.21	2.22
02/09	2.96	1.41
03/09	3.28	2.10

The following table shows the high and low market prices on the TASE of our ordinary shares in the indicated years. Trading in our shares on the TASE commenced on June 18, 2001. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rate between the U.S. Dollar and the NIS.

Year	Period	High	Low
2004	01/01/04 – 12/31/04	4.73	2.12
2005	01/01/05 – 12/31/05	3.37	1.86
2006	01/01/06 – 12/31/06	3.11	2.19
2007	01/01/07 – 12/31/07	4.38	2.48
2008	01/01/08 – 12/31/08	4.20	2.24

The following table shows the high and low market prices on the TASE for our ordinary shares for each financial quarter during our two most recent financial years. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rates between the U.S. Dollar and the NIS.

Period	High	Low
01/01/07 – 03/31/07	3.34	2.48
04/01/07 – 06/30/07	3.98	3.12
07/01/07 – 09/30/07	4.06	3.38
10/01/07 – 12/31/07	4.38	3.52
01/01/08 – 03/31/08	4.14	2.90
04/01/08 – 06/30/08	4.20	3.21
07/01/08 – 09/30/08	4.12	3.25
10/01/08 – 12/31/08	3.82	2.24
01/01/09 – 03/31/09	3.42	2.13

The following table shows the high and low market prices on the TASE for our ordinary shares for the most recent six months. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rates between the U.S. Dollar and the NIS.

Month	High	Low
09/08	4.14	3.80
10/08	3.82	3.38
11/08	3.69	2.36
12/08	3.57	2.24
01/09	3.26	2.34
02/09	2.80	2.13
03/09	3.42	2.37

B.	Plan of distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq National Market under the symbol “JCDA” and on the TASE under the same symbol or its Hebrew equivalent.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10:	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

United States Federal Income Taxation of Owning and Selling Ordinary Shares.

This discussion does not address any aspects of United States taxation other than United States federal income taxation. Holders are urged to consult their tax advisors regarding the United States federal, state and local and the Israeli and other tax consequences of owning and disposing of ordinary shares.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of ordinary shares that is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation organized under the laws of the United states or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation without regard to its source; or

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the tax treatment of such partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partnership or partner should consult its own tax advisors as to its consequences.

Dividends and Distributions

U.S. Holders

Subject to the passive foreign investment company rules discussed below, U.S. holders will include in gross income the gross amount of any dividend paid, before reduction of Israeli withholding taxes, by us out of current or accumulated earnings and profits, as determined for Untied States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the U.S. holder. Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but generally will be “passive income” which is a type of income that is treated separately from other types of income for foreign tax credit limitation purposes. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution included in income of a U.S. holder will be the U.S. dollar value of the NIS payments made, determined at the spot NIS/U.S. dollar rate on the date such dividend distribution is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder’s basis in the ordinary shares and thereafter as capital gain. We will notify our shareholders of any distribution in excess of current and accumulated earnings and profits at the time of such distribution in accordance with the requirements of the Internal Revenue Code.

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

For certain non-corporate U.S. Holders, subject to the discussion below under “Passive Foreign Investment Company Rules” (the “PFIC discussion”), for taxable years before January 1, 2011, a dividend paid by us to certain shareholders will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust and (c) such dividend is paid on our shares that have been held by such U.S. Holder for more than 60 days during the 120-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Share will not be entitled to receive such dividend). Generally, we may be considered a “qualified foreign corporation” (a “QFC”) if we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program that the IRS determines is satisfactory. However, even we are so eligible, we will not be treated as a QFC if we were a PFIC for the taxable year during which we paid a dividend or for the preceding taxable year. See the discussion below as to PFIC status.

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

Subject to the discussion under “Backup Withholding Tax and Information Reporting Requirements” below in this section, a non-U.S. Holder of ordinary shares generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or unless such income is effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States.

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

Passive Foreign Investment Company Rules

We believe that our ordinary shares should not be treated as stock of a passive foreign investment company (a “PFIC”) for United States federal income tax purposes, but such a conclusion is a factual determination made annually and may be subject to change. A U.S. Holder may have less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our shares if we are deemed a PFIC, unless such U.S. Holder makes certain elections which may have additional tax consequences, as described below.

Generally, a non-United States corporation is deemed to be a PFIC if either (i) 75% or more of its gross income (including the pro rata gross income of any company (United States or non-United States) in which such corporation is considered to own 25% or more of the stock by value) for the taxable year is passive income (generally referred to as the “income test”) or (ii) 50% or more of the average value of its assets (including the pro rata value of the assets of any company in which such corporation is considered to own 25% or more of the stock by value) during the taxable year, measured at the end of each quarter, produce, or are held for the production of, passive income in the taxable year (generally referred to as the “asset test”).

Based on the active nature of our assets and income, we do not believe that we have been a PFIC for the tax years through and ending on December 31, 2008. However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of such test to us. In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC. For example, sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test. Fluctuation in the market price of our shares may also impact the application of such test.

While we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination.

Taxation of U.S. Holders of PFIC Shares Generally

If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held our ordinary shares and such holder failed to make either a “QEF election” or a “mark-to-market election” (each as described below), then the following would apply to the U.S. Holder:

•

gain recognized by the U.S. Holder upon the disposition of, as well as income recognized upon receiving excess distributions on, our ordinary shares would be taxable as ordinary income (“excess distributions” are the portion of any distributions received in a taxable year in excess of 125% of the average annual distributions received in the three preceding taxable years, or, if shorter, during the U.S. Holder’s holding period for our ordinary shares);

•	the U.S. Holder would be required to allocate such excess distribution income and/or disposition gain ratably over such holder’s entire holding period for our ordinary shares;

•

the amount allocated to each year other than the year of the distribution payment or disposition would be subject to tax at the highest individual or corporate tax rate, as applicable, in effect for such other year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax liability for each such other year;

•	the U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received on, and gain recognized on dispositions of, our ordinary shares; and

•

any U.S. Holder who acquired our ordinary shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to the fair market value of such shares. Instead, such U.S. Holder beneficiary would have a tax basis equal to the decedent’s basis, if lower.

A determination as to a corporation’s PFIC status is made annually. However, a determination that a corporation is a PFIC for any taxable year generally will cause the PFIC status to continue to apply during all future years with respect to U.S. Holders who hold the corporation’s shares during the year in which the determination was made and who did not timely make a QEF election or mark-to-market election (each as described below) for the first tax year in which such U.S. Holder owned the shares and the corporation was a PFIC. This PFIC treatment will continue to apply even if the corporation actually ceases to be a PFIC in later years. However, once a corporation’s PFIC status ceases, a U.S. Holder may avoid some of the adverse consequences of the PFIC regime by making a deemed sale election with respect to the subject shares. In such case, the U.S. Holder will be treated as if it had sold the subject shares for their fair market value on the last day of the taxable year and will recognize gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions described above. Thereafter, the U.S. Holder’s interest will be treated as an interest in a non-PFIC.

Taxation of U.S. Holders of PFIC Shares Making Timely QEF Election

In order to avoid some of the adverse consequences resultant from our being deemed a PFIC, a U.S. Holder that holds our ordinary shares may elect to have us treated, with respect to that person, as a “Qualified Electing Fund” or QEF. (We refer to such election as a “QEF Election” and to a U.S. Holder who makes such QEF election as an “Electing Shareholder”). The QEF Election applies to all ordinary shares that the Electing Shareholder held or subsequently acquired and can only be revoked with consent of the United States Internal Revenue Service (the “IRS”). The QEF Election must be made on or before the due date (after taking into account extensions) for the Electing Shareholder’s tax return for the taxable year for which the election is made and, once made, will be effective for all subsequent taxable years of such person unless revoked.

An Electing Shareholder generally will be required to include currently in gross income his or her pro rata share of our annual ordinary earnings and net capital gains, if any, in any taxable year for which we are a PFIC, regardless of whether or not distributions were received from us by the Electing Shareholder. Any income inclusion will be required whether or not the Electing Shareholder owns our ordinary shares for an entire taxable year or merely at the end of our taxable year. The amount required to be included in income will be determined without regard to our prior year losses. Tax would need to be paid currently on such income, unless an election is made to defer such payment (interest charges would apply as a result, however). The Electing Shareholder’s adjusted tax basis in our ordinary shares would be increased to reflect such taxes paid on undistributed earnings and profits. Subsequent distributions of our earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the ordinary shares held by the Electing Shareholder and will not be taxed again once distributed.

A primary advantage of a QEF election relates to treatment of gain upon disposition of ordinary shares. So long as an Electing Shareholder’s QEF election is in effect with respect to the entire holding period for its ordinary shares, any gain or loss realized by such shareholder on the sale or exchange of such ordinary shares held as capital assets ordinarily would be a capital gain or loss and taxable to such shareholder in the same manner as if the shares were not shares in a PFIC.

U.S. Holders will be permitted to make retroactive elections in particular circumstances, including if the U.S. Holder had a reasonable belief that the Company was not a PFIC and filed a protective election. U.S. Holders should consult their tax advisors as to the consequences of making a protective QEF election or other consequences of making the QEF election.

Even it is not made in a timely fashion, a QEF election can still be made together with a deemed sale election or “purging election” for the same taxable year. If a purging election is made, the U.S. Holder will be treated if it had sold our ordinary shares for their fair market value on the last day of the taxable year and will recognize gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions described above. Thereafter, the U.S. Holder’s interest will be treated as an interest in a QEF.

Taxation of U.S. Holders of PFIC Shares Making Mark-to-Market Election

Alternatively, if we were to be deemed a PFIC for any taxable year and our ordinary shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to the ordinary shares he or she holds. The term “marketable stock” generally includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market” as these terms are explained below.

Generally, a “qualified exchange or other market” means (i) a national securities exchange which is registered with the United States Securities and Exchange Commission or the national market system established pursuant to Section 11A of the United States Securities Exchange Act of 1934; or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has the following characteristics: (a) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors, and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced and (b) the rules of the exchange effectively promote active trading of listed stocks. A class of stock is “regularly traded” on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter, subject to special rules for an initial public offering.

As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by a U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”). As a result of a mark-to-market election, in any taxable year in which we are a PFIC, a U.S. Holder would generally be required to report gain or loss annually to the extent of the difference between the fair market value of our ordinary shares at the end of the taxable year and such U.S. Holder’s adjusted tax basis in our ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of ordinary shares, generally would be treated as ordinary loss to the extent of the cumulative net mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. The U.S. Holder’s tax basis in the ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election.

Unless either (i) the mark-to-market election is made with respect to the taxable year in which the U.S. Holder’s holding period for the ordinary shares commences or (ii) a QEF election has been in effect for such person’s entire holding period, any mark-to-market gain for the election year generally will be subject to the general rules applicable to the disposition of shares of a PFIC, discussed above.

U.S. HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE PFIC RULES, INCLUDING THE POSSIBILITY, AND ADVISABILITY OF, AND THE PROCEDURE AND TIMING FOR MAKING A QEF (OR A PROTECTIVE QEF) ELECTION OR MARK-TO-MARKET ELECTION IN CONNECTION WITH THEIR HOLDING OF ORDINARY SHARES, AS WELL AS OPTIONS TO ACQUIRE OUR ORDINARY SHARES.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 27% for the 2008 tax year and 26% for the 2009 year tax. Following an amendment to the Tax Ordinance, which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease to 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any Government agency. No assurance can be given that we will continue to qualify as an Industrial Company, or will be able to avail us of any of the benefits described above under the Industry Encouragement Law in the future.

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

Tax benefits prior to March 2005 Amendment

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

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Capital Investments Law and, in lieu of the foregoing, may participate in an Alternative Benefits Program. Under the Alternative Benefits Program, a company’s undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for the remainder of the benefits period. There can be no assurance that the current benefit programs will continue to be available or that we will continue to qualify for benefits under the current programs.

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

The benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Capital Investments Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits, together with linkage differences to the Israeli consumer price index (CPI) and interest. We believe that our Approved Enterprise programs operate in compliance with all such conditions and criteria.

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

Measurement of Taxable Income

Results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or changes in exchange rate of the NIS against the dollar, for a “foreign investors” company. Until taxable year 2002, we measured our results for tax purposes in accordance with changes in the Israeli CPI. Commencing with taxable year 2003, we have elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar.

Tax Benefits of Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, in the year incurred relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “Transfer Pricing Regulations”). Section 85A of the Tax Ordinance and the Transfer Pricing Regulations generally requires that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The Transfer Pricing Regulations are not expected to have a material affect on the Company.

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are generally required to withhold income tax at the rate of 20% on all distributions of dividends, although, with respect to U.S. taxpayers, if the dividend recipient is a corporation that holds 10% or more of our voting stock for a certain period prior to the declaration and payment of the dividend, we are only required to withhold at a 12.5% rate. Notwithstanding the foregoing, with regard to dividends generated by an Approved Enterprise, we are required to withhold income tax at the rate of 15%. If the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel.

Israeli law generally imposes a capital gains tax on the sale of publicly traded securities. Pursuant to changes made to the Israeli Income Tax Ordinance in January 2006, capital gains on the sale of our ordinary shares will be subject to Israeli capital gains tax, generally at a rate of 20% unless the holder holds 10% or more of our voting power during the 12 months preceding the sale, in which case it will be subject to a 25% capital gains tax. However, as of January 1, 2003, nonresidents of Israel are exempt from capital gains tax in relation to the sale of our ordinary shares for so long as (a) our ordinary shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel, and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance. Notwithstanding this, non-Israeli companies may not benefit from this exemption if Israeli residents (1) have a controlling interest of 25% or more in the non-Israeli company or (2) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of the non-Israeli company, whether directly or indirectly.

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

Our results of operations are reported in U.S. dollars, however, a significant portion of our revenues and expenses in 2008 were generated and incurred outside of the United States and in currencies other than the U.S Dollar, particularly in NIS, English Pounds, or GBP, and Euros. As a result, we are subject to a foreign currency risk. Our sales in Europe and in the UK and our expenses in Israel, Europe and the UK are recorded in local currencies which exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar rate of exchange. As a result, fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on accounts receivable and future cash flows from certain Euro and GBP—denominated transactions as well as certain NIS-denominated expenses. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements. As of December 31, 2008, we had forward contracts to sell $1,865,551 for a total amount of NIS 7,092,825 that matures prior to December 1, 2009, forward contracts to sell GBP840,000 for a total amount of $1,224,633 that matures prior to January 31, 2009 and forward contracts to sell Euro130,000 for a total amount of $180,982 that matures prior to January 31, 2009.

We invest our cash, cash equivalents and short-term investments in a variety of investment vehicles in a number of countries with and in the custody of financial institutions with high credit ratings. While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, and only invest in what we view as very high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial marketplace, which can all affect the income that we receive, the value of our investments, and our ability to sell them. We believe that our investment securities are carried at fair value. However, over time the economic and market environment may provide additional insight regarding the fair value of certain securities which could cause us to change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. Given the current market conditions, there is continuing risk that further declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses. See “Risk Factor: Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio”.

At the start of 2008, we purchased $3 million principal amount of an auction rate security, or ARS. The issuer of the ARS we purchased is rated AAA and the ARS is guaranteed by the US government. The recent negative conditions in the credit markets have restricted our ability to liquidate our holdings of our ARS because the amount of such securities submitted for sale in the market has exceeded the amount of purchase orders for such securities. During 2008, we were unable to sell the ARS via a successful auction or redemption process. Given the failed auction, the entire remaining amount of our ARS was classified as a long-term investment, and, during the fourth quarter of 2008, we recorded an impairment charge of $353,130 with respect to such ARS, reflecting what we determined to be an other-than-temporary decline in its value. Rating downgrades of the security issuer or the third parties insuring such investments may require us to adjust the carrying value of these investments through an impairment charge. As of December 31, 2008 the ARS continued to pay interest according to its stated terms. In March 2009 we sold such ARS for the par value thereof, a total sum of $3 million, plus accrued interest. As of December 31, 2008, we had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.

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

The net proceeds that we received as a result of the offering were $50,568,390. As of December 31, 2008, the net proceeds have been used to invest in a variety of financial instruments and for general corporate purposes. More specifically, a portion of the proceeds, $6.9 million, was used in August 2001 to purchase certain assets of Propelis Software, Inc., a business unit of Computer Network Technology Corporation. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15:	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act) as of December 31, 2008, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

(b) Management Annual Report on Internal Control over Financial Reporting. Our board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2008. In making this assessment, they used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

At our annual shareholders meeting in December 2008, the shareholders re-elected Dan Falk to the Company’s Board of Directors to serve for a one year term. Our Board of Directors has determined that Mr. Falk qualifies as an audit committee financial expert, and Mr. Falk was appointed by the Board to serve on the audit committee. Mr. Falk also meets the requirements of the NASDAQ Stock Market listing standards to be an “independent” director and audit committee member.

Item 16B:	CODE OF ETHICS

In March 2003, our Board of Directors adopted a Code of Ethics relating to, among others, our principal executive officer, principal financial officer and principal accounting officer. The code was filed as exhibit 11 to our Annual Report for the year ended December 31, 2003 and is incorporated by reference to that filing, which is available and can be reached through the Investor Relations link on our website, www.jacada.com. Pursuant to the requirements of the Nasdaq Stock Market, we adopted, in May 2004, a Code of Business Conduct and Ethics that is applicable to all our directors, officers and employees. This code is also available on our website.

Item 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

2007	$130,000
2008	$130,000

Audit Related Fees

2007	$0
2008	$0

Tax Fees

2007	$10,000
2008	$133,000

Other Fees

2007	$1,400
2008	$75,000

The tax fees we incurred in 2008 were related to preparation of tax returns, consultations regarding options plans, international taxes, tax implication of our self tender offer and regarding our status as a PFIC. The other fees we incurred in 2008 were related to consultations regarding the sale of our traditional market business. The tax fees we incurred in 2007 are related to preparation of tax returns.

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

Item 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	Total Number of Ordinary Shares Purchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
May 19 – May 30, 2008	118,267	(1)	$3.626	118,267	US$9,571,163
June 2 – June 30, 2008	269,469	(1)	$3.774	269,469	US$8,554,216
July 1 – July 31, 2008	138,138	(1)	$3.466	138,138	US$8,075,388
Aug 1-Aug 13, 2008	70,206	(1)	$3.701	70,206	US$7,815,534
September 15, 2008	3,851,104	(2)	$4.00	3,851,104	US$0

(1)	Represents ordinary share repurchases under our repurchase program. In February 2008 our board of directors has authorized the use of up to $10 million of our available cash to repurchase our ordinary shares through transactions under Rule 10b-18 of the Securities Exchange Act. Purchases were made from time to time at the discretion of our management in the open market or in privately negotiated transactions, subject to, among other factors, market conditions, trading volume and our share price. No time limit was set for this program, however, we suspended the program upon commencement of our self tender offer. Under this program we purchased a total of 596,080 of our shares for a total purchase price of $2,170,896.
(2)	Represents ordinary shares purchased under our self tender offer. In August 2008 we announced our offer to repurchase up to 4 million of our ordinary shares at a price per share between $3.50 to $4.00 through a “Dutch Auction” procedure. We refer to this offer as our self tender offer. The expiration date of the self tender offer was September 15, 2008. In September 15, 2008 we purchased 3,851,104 of our ordinary shares under the self tender offer for a total consideration of approximately $15.68 million. Upon the commencement of the self tender offer we suspended our repurchase program.

The shares purchased under our repurchase program and our self tender offer are held by us as treasury shares. Under the Companies Law for so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders. The financial information provided under this annual report does not consider these treasury shares as being part of our issued and outstanding share capital.

Item 16F:	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G:	CORPORATE GOVERNANCE

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the Nasdaq rule that requires adoption of a formal written charter or board resolution addressing the nominations process. Under the Companies Law, the nominations process is conducted by the full board of directors, and there is no requirement to adopt a formal written charter or board resolution addressing a company’s nomination process.

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the Nasdaq rule that requires that the compensation of the chief executive officer and all other executive officers of the company be determined, or recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee comprised solely of independent directors. Under the Companies Law, the compensation of such officers is determined by the full board of directors, and there is no requirement for a recommendation or determination by independent directors or a compensation committee. If the chief executive officer or any other executive officer is also a director, then the Companies Law requires that the terms of compensation of the officer must be approved by the audit committee, board of directors and shareholders of a company and that the officer may not be present when the audit committee or board of directors discusses or acts upon the terms of his or her compensation.

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the Nasdaq rule that requires disclosure of the compensation of our directors and members of our administrative, supervisory or management bodies. Since under the Companies Law such disclosure is not required on an individual basis, the compensation of our executive officers is provided on an aggregate basis.

PART III

Item 17:	FINANCIAL STATEMENTS

See Item 18.

Item 18:	FINANCIAL STATEMENTS

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

JACADA LTD.

We have audited the accompanying consolidated balance sheets of Jacada Ltd. and its subsidiaries (“the Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008 and 2007 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel April 16, 2009	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,059	$5,960
Marketable securities	8,915	10,869

Trade receivables (net of allowance for doubtful accounts of $ 200 and $ 0 at December 31, 2008 and 2007, respectively)	4,713	3,613
Restricted cash held by trustee	2,640	-
Restricted cash	559	-
Assets of discontinued operation	64	7,752
Other current assets	2,022	1,736

Total current assets	29,972	29,930

LONG-TERM ASSETS:
Marketable securities	9,896	16,995
Severance pay fund	586	970
Property and equipment, net	1,266	992
Other intangibles, net	-	118
Goodwill	3,096	3,096

Total long-term assets	14,844	22,171

Total assets	$44,816	$52,101

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2008	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,245	$1,167
Deferred revenues	1,006	1,893
Accrued expenses and other liabilities	3,096	3,308
Liabilities of discontinued operation	1,363	4,246

Total current liabilities	6,710	10,614

LONG-TERM LIABILITIES:
Deferred revenues	-	61
Accrued severance pay	1,120	1,522
Other long-term liabilities	185	-

Total long-term liabilities	1,305	1,583

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 30,000,000 shares at December 31, 2008 and 2007; Issued: 20,985,805 and 20,600,865 shares at December 31, 2008 and 2007, respectively; Outstanding: 16,538,621 and 20,600,865 shares at December 31, 2008 and 2007, respectively	60	59
Additional paid-in capital	75,173	73,393
Treasury shares at cost - 4,447,184 and 0 Ordinary shares as of December 31, 2008 and 2007, respectively	(17,863)	-
Accumulated other comprehensive income	160	418
Accumulated deficit	(20,729)	(33,966)

Total shareholders’ equity	36,801	39,904

Total liabilities and shareholders’ equity	$44,816	$52,101

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2008	2007	2006
Revenues:
Software licenses	$7,647	$3,706	$3,668
Services	14,540	8,479	3,781
Maintenance	2,178	1,812	1,356

Total revenues	24,365	13,997	8,805

Cost of revenues:*)
Software licenses	544	449	244
Services	11,038	7,009	3,517
Maintenance	856	745	662

Total cost of revenues	12,438	8,203	4,423

Gross profit	11,927	5,794	4,382

Operating expenses:*)
Research and development	4,819	4,402	3,838
Sales and marketing	8,829	9,787	9,759
General and administrative	5,583	5,249	5,108
Restructuring costs	451	-	-

Total operating expenses	19,682	19,438	18,705

Operating loss	(7,755)	(13,644)	(14,323)
Financial income, net	715	1,548	1,372

Loss from continuing operations before taxes	(7,040)	(12,096)	(12,951)
Income tax benefit	2,043	8,672	3,117

Net loss from continuing operations	(4,997)	(3,424)	(9,834)
Income from discontinued operation, net of taxes	18,234	7,540	7,262

Net income (loss)	$13,237	$4,116	$(2,572)

Basic and diluted net earnings (loss) per share:
From continuing operations	$(0.26)	$(0.17)	$(0.50)

From discontinued operation	$0.94	$0.37	$0.37

Basic and diluted net earnings (loss) per share	$0.68	$0.20	$(0.13)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	19,354,810	20,364,752	19,827,852

*) Includes stock-based compensation to employees and directors in the following items:
Cost of revenues	$82	$97	$67
Research and development	72	77	79
Sales and marketing	204	252	123
General and administrative	502	365	402

Total stock-based compensation expenses	$860	$791	$671

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity
	Shares	Amount
Balance as of January 1, 2006	19,619,806	$57	$70,297	$-	$(369)	$(35,510)		$34,475
Exercise of stock options	512,358	1	572	-	-	-		573
Stock-based compensation related to options granted to employees and directors	-	-	671	-	-	-		671
Stock compensation related to options granted to non-employees	-	-	7	-	-	-		7
Comprehensive loss:
Net loss	-	-	-	-	-	(2,572)	$(2,572)	(2,572)
Unrealized income from available-for-sale marketable securities	-	-	-	-	227	-	227	227
Unrealized income from derivatives	-	-	-	-	14	-	14	14

Total comprehensive loss							$(2,331)

Balance as of December 31, 2006	20,132,164	58	71,547	-	(128)	(38,082)		33,395
Exercise of stock options	468,701	1	1,016	-	-	-		1,017
Stock-based compensation related to options granted to employees and directors	-	-	791	-	-	-		791
Stock compensation related to options granted to non-employees	-	-	39	-	-	-		39
Comprehensive income:
Net income	-	-	-	-	-	4,116	$4,116	4,116
Unrealized income from available-for-sale marketable securities	-	-	-	-	411	-	411	411
Unrealized income from derivatives	-	-	-	-	135	-	135	135

Total comprehensive income							$4,662

Balance as of December 31, 2007	20,600,865	59	73,393	-	418	(33,966)		39,904
Exercise of stock options	384,940	1	913	-	-	-		914
Stock-based compensation related to options granted to employees and directors	-	-	860	-	-	-		860
Stock compensation related to options granted to non-employees	-	-	7	-	-	-		7
Treasury shares at cost	(4,447,184)	-	-	(17,863)	-	-		(17,863)
Comprehensive income:
Net income	-	-	-	-	-	13,237	$13,237	13,237
Unrealized loss from available-for-sale marketable securities	-	-	-	-	(66)	-	(66)	(66)
Unrealized loss from derivatives	-	-	-	-	(192)	-	(192)	(192)

Total comprehensive income							$12,979

Balance as of December 31, 2008	16,538,621	$60	$75,173	$(17,863)	$160	$(20,729)		$36,801

Accumulated other comprehensive income as of December 31, 2008:
Accumulated unrealized loss from derivatives					$(31)
Accumulated unrealized income from available-for-sale securities					191

					$160

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net income (loss)	$13,237	$4,116	$(2,572)
Less: net income from discontinued operation	(18,234)	(7,540)	(7,262)

Net loss from continuing operations	(4,997)	(3,424)	(9,834)
Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	811	746	642
Stock-based compensation related to options granted to employees and directors	860	791	671
Stock-based compensation expenses related to options granted to non-employees	7	39	7
Accrued interest and amortization of premium on marketable securities	389	(155)	(302)
Other-than-temporary impairment of marketable securities	353	-	-
Loss on sales of marketable securities	19	-	-
Increase (decrease) in accrued severance pay, net	(18)	51	93
Increase in trade receivables	(1,100)	(2,655)	(225)
Increase in other current assets	(478)	(668)	(14)
Deferred tax	-	(5,404)	-
Increase (decrease) in trade payables	78	(35)	221
Increase (decrease) in deferred revenues	(948)	(954)	809
Increase (decrease) in accrued expenses and other liabilities	(212)	735	381
Increase other long-term liabilities	185	-	-
Other	10	(18)	48

Net cash used in operating activities from continuing operations	(5,041)	(10,951)	(7,503)
Net cash provided by (used in) operating activities from discontinued operation	(1,684)	7,725	7,114

Net cash used in operating activities	(6,725)	(3,226)	(389)

Cash flows from investing activities:
Investment in available-for-sale marketable securities	(29,297)	(12,566)	(16,748)
Proceeds from redemption of available-for-sale marketable securities	37,523	16,455	18,280
Purchase of property and equipment	(982)	(478)	(461)
Proceeds from sale of property and equipment	5	23	19
Increase in restricted cash	(559)	-	-

Net cash provided by investing activities from continuing operations	6,690	3,434	1,090
Net cash provided by discontinued operation, net	22,083	-	-

Net cash provided by investing activities	28,773	3,434	1,090

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006
Cash flows from financing activities:
Purchase of treasury shares	(17,863)	-	-
Proceeds from exercise of stock options	914	1,017	573

Net cash provided by (used in) financing activities from continuing operations *)	(16,949)	1,017	573

Increase in cash and cash equivalents	5,099	1,225	1,274
Cash and cash equivalents at the beginning of the year	5,960	4,735	3,461

Cash and cash equivalents at the end of the year	$11,059	$5,960	$4,735

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Taxes on income	$76	$22	$130

*)	There were no cash flows from financing activities related to discontinued operation.

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-  GENERAL

a.

Jacada Ltd. and its subsidiaries (collectively - “the Company”) develop, market and support unified service desktop and process optimization solutions that simplify and automate customer service processes. The Company generates revenues from licensing its software products and from services such as implementation and customization, consulting, training and maintenance and support.

The majority of the Company’s sales are made in North America and Europe.

b.	Discontinued operation:

On December 19, 2007, the Company signed an agreement for the sale of its traditional market business. The closing took place on January 1, 2008.

The proceeds from the sale amounted to $ 26,000, of which $ 2,600 is held in escrow by a trustee through July 2009 as a security for payment of potential indemnification claims (the escrow amount together with accrued interest of $ 40 are presented as restricted cash held by trustee on the balance sheet as of December 31, 2008). The capital gain, net of taxes amounted to $ 18,399.

In accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), the activity of the disposed traditional market business was classified as discontinued operation in previous and in these consolidated financial statements.

The carrying amounts of the major classes of assets and liabilities included as part of the discontinued operation are as follows:

	December 31,
	2008	2007
Trade receivables	$11	$808
Other current assets	53	6
Deferred tax	-	5,404
Goodwill	-	1,534

Assets of discontinued operation	$64	$7,752

Deferred revenues	$-	$3,217
Accrued expenses and other liabilities	1,363	996
Accrued severance pay	-	33

Liabilities of discontinued operation	$1,363	$4,246

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-  GENERAL (Cont.)

The results of the discontinued operation for the years ended December 31, 2008, 2007 and 2006 are presented below:

	Year ended December 31,
	2008	2007	2006
Revenues	$-	$12,719	$12,318
Pretax income *)	$25,968	$10,894	$10,633
Net income **)	$18,234	$7,540	$7,262

*)	In 2008, includes capital gain before taxes on income, in the amount of $ 26,133.
**)	In 2008, includes capital gain, net of taxes on income in the amount of $ 18,399.

The disposal of the traditional market business meets the criteria of discontinued operations under EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations”, because, among other things, no significant cash outflow or cash inflow are expected to be generated or paid by the Company in respect of the discontinued operation and the Company will not have significant continuing involvement in the operations of the traditional market business after its disposal.

c.	As for major customers, see Note 11b.

d.	Restructuring:

On December 1, 2008, the Company’s board of directors approved a comprehensive global Restructuring plan (the “Plan”). The Plan included a reduction in the Company work force and other related cost containment strategies in order to align the Company’s operations and expenses with the Company’s revenue targets for 2009. These changes resulted in a 14% reduction in workforce worldwide. The Plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination. In accordance with Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”) the Company recorded $ 201 related to one-time termination benefits provided to terminated employees. As of December 31, 2008, all terminated employees no longer provide services to the Company. In addition the Company incurred costs for abandonment of a floor in the building in which its offices are located and other costs in the amounts of $ 164 and $ 86 respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenues and expenses of the Company and its subsidiaries are generated in United States dollars (“dollars”). The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company is the dollar.

Monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

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

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies all of its securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in financial income, net. Interest on securities is included in financial income, net. Realized gains and losses on sale of investments are included in earnings and are derived using the specific identifications method for determining the cost of securities.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impairment losses are recognized as realized or when the Company has determined that other-than-temporary decline in fair value has occurred. FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) and SAB Topic 5M, “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities” provide guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in an other-than-temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. During 2008, an other-than-temporary impairment on marketable securities of $ 353 was recorded. See further details in Note 3.

f.	Restricted cash:

Restricted cash is invested in bank deposits, which are pledged in favor of the banks which provides to the Company guarantees with respect to office lease agreements and hedging transactions.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and peripheral equipment	25 - 33
Office furniture and equipment	6 - 15
Motor vehicles	15
Leasehold improvements	Over the shorter of the related lease period (including option terms) or the life of the asset

h.	Other intangible assets:

Intangible assets are amortized using the straight-line method over their estimated economic life which is five years.

i.	Impairment of property and equipment:

The Company’s property and equipment are reviewed for impairment in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2008, 2007 and 2006, no impairment losses were identified in accordance with SFAS No. 144.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of intangible assets:

The carrying value of the Company’s identifiable intangible assets is periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining amortization period. If this review indicates that an intangible asset will not be recoverable, its carrying value is reduced to estimated fair value. During 2008 and 2006, no impairment losses were identified. During 2007, the Company recorded an impairment loss in the amount of $ 155 in cost of revenues.

k.	Goodwill:

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition.

Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Goodwill attributable to the Company’s single reporting unit as defined under SFAS No. 142, was tested for impairment by comparing its fair value with its carrying value.

Fair value is determined using the Company’s market capitalization. The Company performs the impairment tests during the third fiscal quarter. During 2008, 2007 and 2006, no impairment losses were identified.

l.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred. Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. No costs are incurred by the Company between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs have been expensed as incurred.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Income taxes:

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

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of FIN 48 did not have a material impact on the Company’s consolidated financial statements.

n.	Revenue recognition:

The Company derives revenues from the sale of software licenses, rendering services and the provision of support and maintenance. Services include consulting services, implementation and customization services and training. Maintenance includes telephone support, bug repairs, and rights to receive upgrades and enhancements to licensed software on a when-and-if-available basis. The Company sells its products primarily through its direct sales force to customers and indirectly through resellers. Both the customers and the resellers are considered end users.

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

In transactions where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

With regard to software arrangements involving multiple elements, the Company applies Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and other services) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software licenses) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. VSOE of fair value for maintenance and other services is determined based on the price charged for the undelivered element when sold separately.

Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance agreement.

Deferred revenues include unearned amounts received under maintenance and support agreements and amounts received from customers but not recognized as revenues.

In arrangements which include significant customization of software and services, the Company accounts for the services together with the software under contract accounting in accordance with Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”).

Revenues recognized in accordance with SOP 81-1 are accounted for using either the completed contract or percentage of completion method. The percentage of completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion but is limited to revenue that has been earned by the attainment of any milestones acceptance included in the contract. The completed contract method is used when the Company cannot make reasonable dependable estimates of the extent of progress toward completion. Under that method revenues are recognized only when final acceptance from the customer has been received or, when no such acceptance is required, upon the Company’s compliance with performance specifications under the contract terms.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. As of December 31, 2008, 2007 and 2006, no such estimated losses were identified.

The Company accounts for reimbursements received for out-of-pocket expenses incurred, in accordance with Emerging Issue Task Force (“EITF”) 01-14 “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”, under which reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement. The reimbursements received for out-of-pocket expenses for years ended December 31, 2008, 2007 and 2006 amounted to $ 1,310, $ 655 and $ 299, respectively. Prior years revenues and cost of revenues amounts have been reclassified to comply with the provisions of the above mentioned EITF.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation under SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors. SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations.

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

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards. The fair value for options granted in 2008, 2007 and 2006 was estimated at the date of grant using the following weighted average assumptions:

	2008	2007	2006
Dividend yield	0%	0%	0%
Expected volatility	41%	46%	54%
Risk-free interest	2.71%	4.03%	4.7%
Expected life (years)	4.6	4.5	4.8

The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company used its historical stock prices for calculating volatility in accordance with SFAS No. 123(R).

The risk-free interest rate assumption is based on the rate of zero-coupon U.S. government appropriate for the expected term of the Company’s employee stock options.

In 2007 and 2006, in accordance with Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R), the Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the Company’s stock option. In 2008, in connection with the amendment of SAB 107 by Staff Accounting Bulletin No. 110 (“SAB 110”), the Company determined the expected life of the options according to the historical exercise data.

p.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2008, 2007 and 2006 were $ 439, $ 574 and $ 488, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Israeli employees are entitled to severance equal to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its Israeli employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Commencing from 2005, new employees of the Company are subject to Section 14 of the Severance Pay Law, under which the payments to the pension funds and insurance companies discharge the Company’s obligation to the employees. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans are included in the balance sheet.

The severance pay expense for the years ended December 31, 2008, 2007 and 2006 amounted to $ 492, $ 435 and $ 502, respectively.

r.	Fair value of financial instruments:

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) for financial assets and liabilities, and related FSP’s, including FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”). Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•

Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•	Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•	Level 3 - Valuations based on unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorizes as Level 3.

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, trade receivables, other current assets, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.

s.	Derivative instruments:

Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

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

To protect against the impairment of value of forecasted foreign currency cash flows resulting from payroll expenses and payment to suppliers over the next year, the Company has instituted a foreign currency cash flow hedging program. The Company entered into derivative instruments arrangements to hedge portions of its forecasted expenses denominated in foreign currencies. These derivative instruments are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are all highly effective

At December 31, 2008, the Company expects to reclassify $ 31 of net losses on derivative instruments from accumulated other comprehensive income to earnings during the next year, due to actual payments to suppliers and payroll payment.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Net earnings (loss) per share:

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

All outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings (loss) per share from continuing operations because the securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding stock options and warrants excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect were 3,520,450, 3,646,461 and 3,602,673 for the years ended December 31, 2008, 2007 and 2006, respectively.

u.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

Cash and cash equivalents are invested mainly in U.S. dollars with major banks in the United States, Israel and other international banks. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions.

The Company’s marketable securities include investments in debentures of U.S. corporations, U.S. government securities, other government securities, U.S. government sponsored enterprises securities and other securities. The Company’s investment policy limits the amount the Company may invest in any one type of issuer, except U.S. government securities, thereby reducing credit risk concentrations.

The Company’s trade receivables are mainly derived from sales to customers in North America and Europe. In judging the probability of collection from customers we continuously monitor collection and payments based upon our historical experience of our existing customers to evaluate collectability. In connection with customers with whom the Company does not have previous experience, it evaluates the creditworthiness of those customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

v.	Treasury shares:

The Company presents the cost to repurchase treasury shares as a reduction of shareholders’ equity.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Recently issued accounting pronouncements:

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The Company does not expect the adoption of FSP 157-2 to have a material impact on its financial position, results of operations or cash flows.

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

NOTE 3:-  MARKETABLE SECURITIES

The following is a summary of the Company’s investment in marketable securities:

	December 31, 2008				December 31, 2007
	Amortized cost	Gross unrealized gain	Gross unrealized losses	Fair market value	Amortized cost	Gross unrealized gain	Gross unrealized losses	Fair Market Value
Available-for-sale:
Corporate debentures	$7,358	$114	$-	$7,472	$23,637	$226	$(16)	$23,847
U.S. government securities	3,900	-	-	3,900	1,002	5	-	1,007
States of the U.S securities *)	2,647	-	-	2,647	-	-	-	-
Other government securities	1,533	21	-	1,554	997	-	(2)	995
U.S. government sponsored enterprises securities	3,182	56	-	3,238	1,159	29	-	1,188
Other securities	-	-	-	-	812	15	-	827

	$18,620	$191	$-	$18,811	$27,607	$275	$(18)	$27,864

*)

At December 31, 2008, the Company had $ 3,000 of principal invested in Auction Rate Security (“ARS”). The ARS held by the Company is a municipal bond of a U.S state, guaranteed by the Federal government, under the Federal Family Education Loan Program for financing student loans, with long-term nominal maturities for which the interest rates are reset through an auction each month. The monthly auctions historically have provided a liquid market for these securities.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-  MARKETABLE SECURITIES (Cont.)

At the time of purchase the ARS investment had AAA credit ratings. With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2008 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders. As of December 31, 2008 the ARS continues to pay interest according to its stated terms.

The estimated market value of the ARS as of December 31, 2008 was $ 2,647, which was determined based on valuation model performed by the Company. As the Company has no intent to hold the ARS until its fair value recovers, the Company has recorded an other-than-temporary impairment charge of $ 353 to financial expenses in 2008. The Company has started a legal action process against the bank (from whom it bought the ARS) claiming a repurchase of this ARS.

In March 2009, the Company sold the ARS in consideration for its par value in amount of $3,000, plus any and all accrued interest.

The amortized cost and fair value of marketable securities as of December 31, 2008, by contractual maturity, are shown below:

	December 31, 2008
	Amortized cost	Fair market value
Matures in one year	$8,760	$8,915
Matures after one year through five years	7,213	7,249
Matures after ten years	2,647	2,647

Total	$18,620	$18,811

NOTE 4:-  PROPERTY AND EQUIPMENT, NET

	December 31,
	2008	2007
Cost:
Computers and peripheral equipment	$4,861	$4,507
Office furniture and equipment	977	926
Motor vehicles	-	14
Leasehold improvements	734	530

	6,572	5,977
Accumulated depreciation	5,306	4,985

Depreciated cost	$1,266	$992

Depreciation expenses for the years ended December 31, 2008, 2007 and 2006 were $ 693, $ 411, and $ 462, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-  OTHER INTANGIBLES, NET

a.	Composition:

	December 31,
	2008	2007
Original amounts:
Technology	$900	$900

Accumulated amortization:
Technology	900	782

Amortized cost	$-	$118

b.

Amortization expense for the years ended December 31, 2008, 2007 and 2006 amounted to $ 118, $ 180 and $ 180, respectively, and were recorded in cost of revenues in the Company’s statements of operations.

NOTE 6:-  ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2008	2007
Employees and payroll accruals	$1,933	$2,539
Accrued expenses	1,163	769

	$3,096	$3,308

NOTE 7:-  COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2008, the Company had obtained grants from the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor (“the OCS”) in the aggregate amount of $ 2,178 for certain of the Company’s research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

In December 2007, as part of the sale of the Company’s traditional market business (see Note 1b), the Company transferred its obligation to the OCS to the buyer and committed to reimburse the buyer for that future obligation

Through December 31, 2008, the Company has paid or accrued royalties associated with the OCS in the amount of $ 2,086. As of December 31, 2008, the aggregate contingent liability to the OCS amounted to $ 200.

The royalties accrued and paid are presented as part of the discontinued operation.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-  COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Legal proceedings:

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

On April 24, 2001, the subsidiary of the Company filed a separate action to vacate the arbitration award. Subsequently, the distributor filed an application for enforcement of the arbitration award. Pursuant to an October 21, 2003 Order, the arbitration award was validated by the United States Court for the Western District of Michigan, and the subsidiary’s motion to vacate was denied. The subsidiary has filed an appeal with the United States Court for the Sixth Judicial Circuit and on March 18, 2005, the Court of Appeals confirmed the District Court’s decision. The subsidiary’s motion for rehearing filed with the Court of Appeals was also denied. The arbitration award is therefore final.

On October 2, 2008, the distributor sent an attorney’s letter indicating its intention to enforce the Judgment and requested that the parties try to resolve the matter by mutual settlement prior to their commencement of any enforcement proceedings. On December 8, 2008, the subsidiary of the Company responded in a letter to the distributor’s attorney setting forth its assertions and defenses against the enforcement of the judgment.

As of December 31, 2008, the Company accrual related to this obligation is presented as part of the liabilities of discontinued operation.

c.	Lease commitments:

The Company’s facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2012. Future minimum lease payments under non-cancelable operating leases are as follows:

Year ended December 31,

2009	$665
2010	464
2011	412
2012	210

$1,751

Total rent expenses for the years ended December 31, 2008, 2007 and 2006 were approximately $ 832, $ 916 and $ 898, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-  FINANCIAL INSTRUMENTS

The Company’s marketable securities are generally classified within level 2 of the fair value hierarchy. In accordance with SFAS No. 157, the Company does not adjust the quoted price for such instruments. The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency (level 2) include corporate debentures, U.S government treasuries, other government securities and U.S. government sponsored enterprises securities.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

Investments in student loan Auction Rate Securities (“ARS”) with interest rates that are reset through periodic auctions are backed by pools of student loans. ARS were historically traded and valued at par due to the auction mechanism and generally liquid markets that existed. Beginning in fiscal 2008, uncertainties in the credit markets have resulted in auctions failing for certain types of ARS. Once the auctions failed, ARS could no longer be valued using observations of auction market prices. Accordingly, the ARS are classified within level 3 as its fair value is determined using internally developed methodology to discount for the lack of liquidity and non-performance risk in the current market environment.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
U.S government treasuries	$-	$1,000	$-	$1,000

Marketable securities:
Corporate debentures	-	7,472	-	7,472
U.S government treasuries	-	3,900	-	3,900
Auction Rate Securities issued by a State of the U.S securities		-	2,647	2,647
Other government securities	-	1,554	-	1,554
U.S. government sponsored enterprises securities	-	3,238	-	3,238
Foreign currency derivative contracts:	-	(14)	-	(14)

Total	$-	$17,150	$2,647	$19,797

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2008. The Company’s Level 3 instrument consists of an Auction Rate Security (see Note 3).

ARS issued by states of the U.S
Balance, beginning of period	$-
Transfer to Level 3	$3,000
Total realized losses	(353)

Balance, end of period	$2,647

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-  SHAREHOLDERS’ EQUITY

a.	General:

Since October 1999, the Company’s shares have been traded on the NASDAQ National Market. Since June 2001, the Company’s shares have also been traded on the Tel-Aviv Stock Exchange. Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

b.	Options issued to employees and directors:

As of December 31, 2008, the Company had three Incentive Share Option Plans (the 1996, 1999 and 2003 plans), which provide for the grant of options to officers, management, employees and key employees, directors, consultants and others of up to 7,760,450 of the Company’s Ordinary shares. The options granted generally become fully exercisable after two to four years and expire between 7 to 10 years from the grant date. Any options from 1999 and 2003 plans that are forfeited or canceled before expiration become available for future grants.

Pursuant to the option plans, the exercise price of options shall be determined by the Company’s Board of Directors or the Company’s compensation committee but may not be less than the par value of the Ordinary shares.

As of December 31, 2008, an aggregate of 1,478,730 Ordinary shares of the Company are still available for future grant under the Incentive Share Option Plans.

A summary of the Company’s option activity and related information with respect to options granted to employees for the year ended December 31, 2008 is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at the beginning of the year	3,721,583	$3.35	4.94		$2,778
Granted	317,750	$3.58
Exercised	(384,940)	$2.37
Forfeited and cancelled	(600,605)	$4.02

Outstanding at the end of the year	3,053,788	$3.36	4.55	$	*)606

Exercisable options at the end of the year	2,181,369	$3.31	4.14	$	*)559

Vested and expected-to-vest at the end of the year	2,837,839	$3.33	4.45	$	*)606

*)	Represents the total intrinsic value that would have been received by the option holders had all the in the-money option holders exercised their options on December 31, 2008.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-  SHAREHOLDERS’ EQUITY (Cont.)

The total intrinsic value of stock options exercised during 2008, 2007 and 2006 were $ 395, $ 616 and $ 620, respectively.

The weighted-average estimated grant date fair value of employee stock options granted during the years 2008, 2007 and 2006, was $ 1.37, $ 1.58 and $ 1.4 per share, respectively.

The options outstanding as of December 31, 2008 have been classified by exercise price, as follows:

Exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2008	Weighted average exercise price of options exercisable	Weighted average remaining contractual life (years)
$ 0.99 - $ 1.18	3,000	3.87	$1.18	3,000	$1.18	3.87
$ 1.20 - $ 1.40	111,864	4.12	$1.27	111,864	$1.27	4.12
$ 2.28 - $ 3.18	1,732,196	4.72	$2.77	1,429,444	$2.76	4.70
$ 3.41 - $ 5.06	1,140,128	4.53	$4.12	570,461	$4.41	3.11
$ 9.00 - $ 11.00	66,600	1.01	$9.37	66,600	$9.37	1.01

	3,053,788	4.55	$3.36	2,181,369	$3.31	4.14

Stock-based compensation expense in respect of options granted to employees amounted to $ 860, $ 791 and 671 for the years ended December 31, 2008, 2007 and 2006, respectively.

c.	Extension of the exercise period:

On October 5, 2006, the Company’s shareholders approved the extension of the exercise period of options to certain of the Company’s directors to a period of two years from the date of termination (instead of 90 days). As a result, in 2006, the Company recorded additional compensation cost in the amount of $ 96.

d.	Options issued to consultants:

The Company’s outstanding options to consultants as of December 31, 2008, are as follows:

Grant date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through
1999	1,500	$11.00	1,500	2009
2000	4,750	$4.38	4,750	2010
2001	5,000	$2.89	5,000	2011
2002	11,000	$2.61	11,000	2012
2004	30,000	$2.94	30,000	2014
2007	40,000	$3.18	40,000	2011

Total	92,250		92,250

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-  SHAREHOLDERS’ EQUITY (Cont.)

In March 2007, the Company granted 40,000 options to a consultant. On the grant date, 10,000 options were fully vested and the remaining options will vest over a period of 1.5 years, commencing on the grant date, 10,000 options every six months.

The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using the Black-Scholes option-pricing model, with the following assumptions: risk free interest rate of 3.4%, dividend yield 0%, volatility factor of 0.33 and contractual life of 3.8 years.

Stock-based compensation expense in respect of options granted to non employees amounted to $ 7, $ 39 and $ 7 for the years ended December 31, 2008, 2007 and 2006, respectively.

e.

As of December 31, 2008, there was $ 569 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.36 years.

f.

During 2008, the Company purchased a total of 4,447,184 of its Ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by the Company. Such shares are held by the Company as treasury shares and are presented at cost. Under the Companies Law for so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to the Company’s shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders.

NOTE 10:-  TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The production facilities of the Company have been granted the status of an “Approved Enterprise” under the law, for four separate investment programs, which were approved in 1994, 1995, 1996 and 2002. The investment programs expire in 2007, 2008, 2010 and 2014, respectively.

According to the provisions of the law, the Company has elected the “alternative benefits” track—the waiver of grants in return for a tax exemption and, accordingly, the Company’s income is tax-exempt for a period of two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five years to eight years (based on the percentage of foreign ownership in each taxable year).

The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

As of December 31, 2008, management believes that the Company is meeting all of the aforementioned conditions.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-  TAXES ON INCOME (Cont.)

As the Company currently has no taxable income, these benefits have not yet commenced for all programs since inception.

The tax-exempt income attributable to the “Approved Enterprises” can be distributed to shareholders, without subjecting the Company to taxes only upon the complete liquidation of the Company. If this retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% to 25% for an “Approved Enterprise”). As of December 31, 2008, the accumulated deficit of the Company does not include tax-exempt income earned by the Company’s “Approved enterprise”.

Income not eligible for the “Approved Enterprise” benefits mentioned above is taxed at the regular corporate tax rate.

An amendment to the law, which has been officially published effective as of April 1, 2005 (“the Amendment”) has changed the provisions of the law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an “Approved Enterprise”, such as provisions generally requiring that at least 25% of the “Approved Enterprise’s” income will be derived from export. Additionally, as explained below, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing “Approved Enterprises” will generally not be subject to provision of the Amendment. As of December 31, 2008, there is no income attributed to the Amendment.

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

As of December 31, 2008, the Company had a U.S. net operating loss carryforward for income tax purposes of approximately $ 4,180. The net operating loss carryforward expires within 14 to 18 years.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

The Israeli Company has net operating losses for income tax purposes, as of December 31, 2008, of approximately $ 9,263 which can be carried forward and offset against taxable income with no expiration date.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-  TAXES ON INCOME (Cont.)

d.	Theoretical tax:

In 2008 and 2006, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carried forward due to the uncertainty of the realization of such tax benefits.

In 2007, the main reconciling item between the statutory tax rate of the Company and the effective tax rate is the tax benefit from the reduction in valuation allowance in respect of deferred tax assets resulting from the expected utilization of the net operating losses carryforward in respect of the sale of its traditional market business.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2008	2007
Deferred tax assets:

Operating loss carryforward	$5,003	$10,579
Reserves and allowances	2,060	1,902

Total deferred tax asset before valuation allowance	7,063	12,481
Valuation allowance	(7,063)	(7,077)

Net deferred tax asset	$-	$5,404

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward will not be realized in the foreseeable future. The net deferred tax asset as of December 31, 2007 resulted from the loss carryforward that was realized against the Company’s capital gain from the sale of its traditional market business in 2008 (see Note 1b).

f.	Loss from continuing operations before taxes is comprised as follows:

	Year ended December 31,
	2008	2007	2006
Domestic (Israel)	$(7,801)	$(9,722)	$(7,784)
Foreign	761	(2,374)	(5,167)

	$(7,040)	$(12,096)	$(12,951)

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-  TAXES ON INCOME (Cont.)

g.	Changes in tax rates in Israel:

The regular corporate tax rate in Israel in 2006 and 2007 was 31% and 29%, respectively. The corporate tax rate is to be gradually reduced as follows: in 2008 – 27%, in 2009 – 26% and in 2010 and onward – 25%.

h.	Taxes on income from continuing operations are comprised as follows:

	Year ended December 31,
	2008	2007	2006
Deferred tax income	$-	$5,404	$-
Tax benefit from continuing operations	2,126	3,300	3,246
Current income tax expenses	(83)	(32)	(129)

	2,043	8,672	3,117

Domestic	2,126	4,910	1,850
Foreign	(83)	3,762	1,267

	$2,043	$8,672	$3,117

Due to the presentation of discontinued operation, the Company recorded tax benefit related to current losses from continuing operation against tax expenses related to current profits from discontinued operation for the years 2008, 2007 and 2006 in accordance with SFAS No. 109 (see Note 1b for discontinued operation).

NOTE 11:-  GEOGRAPHIC INFORMATION

a.	Summary information about geographical areas:

The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company’s business) and follows the requirements of Statement of Financial Accounting Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS No. 131”).

The following is a summary of operations within geographic areas based on the end-customer’s location:

	Year ended December 31,
	2008	2007	2006
Revenues:

North America	$10,502	$5,766	$4,276
Europe and other	13,863	8,231	4,529

	$24,365	$13,997	$8,805

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-  GEOGRAPHIC INFORMATION (Cont.)

	December 31,
	2008	2007	2006
Long-lived assets:
Israel	$3,622	$3,786	$4,035
North America	693	400	420
Other	47	20	24

	$4,362	$4,206	$4,479

b.	Major customers’ data as a percentage of total revenues:

	Year ended December 31,
	2008	2007	2006
Customer A	30%	2%	1%
Customer B	18%	3%	-
Customer C	6%	6%	24%
Customer D	4%	26%	4%
Customer E	2%	14%	-
Customer F	2%	1%	18%
Customer G	-	2%	13%

NOTE 12:-  SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME

a.	Financial income, net:

	Year ended December 31,
	2008	2007	2006
Financial income:
Foreign currency translation adjustments	$-	$29	$103
Interest on marketable securities	1,537	1,595	1,362

	1,537	1,624	1,465

Financial expenses:
Losses on marketable securities	(372)	-	-
Bank charges	(113)	(76)	(93)
Foreign currency translation adjustments	(337)	-	-

	(822)	(76)	(93)

	$715	$1,548	$1,372

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-  SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME (Cont.)

b.	Allowance for doubtful accounts:

The change in the allowance for doubtful accounts for the years ended December 31, 2008, 2007 and 2006, is as follows:

	Year ended December 31,
	2008	2007	2006
Balance at the beginning of the year	$-	$8	$76
Allowance for doubtful accounts	201	(7)	(63)
Written-off bad debts	(1)	(1)	(5)

Balance at the end of the year	$200	$-	$8

NOTE 13:-  SUBSEQUENT EVENTS

On April 6, 2009, the Company’s announced a 7% reduction in headcount worldwide, which will impacts 10 positions, as well as salary reductions and other additional cost saving initiatives.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on April 16, 2009.

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