Form 20-F/A
period 2007-12-31
JACADA LTD
filed 2009-10-02
CIK 1095747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934;

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.......................

For the transition period from                      to

Commission File Number: 000-30342

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

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

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

☐Yes                                 ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒Yes                                 ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐Yes                                 ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (Check one).

Large accelerated filer: ☐    Accelerated filer: ☐    Non-accelerated filer: ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

US GAAP: ☒    International Financial Reporting Standards: ☐    Other:  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes                                 ☒  No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of Jacada Ltd. (“Jacada”) for the fiscal year ended December 31, 2007 (the “Annual Report”) is being filed with the Securities and Exchange Commission (the “Commission”) for the sole purpose of providing, in Exhibits 12.1 and 12.2 hereto, the required certification language pursuant to Rule 13a-14 and Rule 15d-14 under the Securities Exchange Act of 1934 concerning the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting, both in the introductory language in paragraph 4 of such certifications and in paragraph 4(b) thereof. Such language was inadvertently omitted from the text of Exhibits 12.1 and 12.2 of Jacada’s Annual Report, as filed with the Commission on June 17, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf on October 2, 2009.

JACADA LTD.

By:	/s/ Robert C. Aldworth
Name: Title:	Robert C. Aldworth Chief Financial Officer

3