Form 20-F/A
period 2008-12-31
JACADA LTD
filed 2009-10-02
CIK 1095747

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

Date of event requiring this shell company report………………

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

Yes ☒                                No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐                                No   ☐

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

☐Yes                                 ☒  No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of Jacada Ltd. (“Jacada”) for the fiscal year ended December 31, 2008 (the “Annual Report”) is being filed with the Securities and Exchange Commission (the “Commission”) due to Jacada’s inadvertent omission, from the text of Exhibits 12.1 and 12.2 of the Annual Report, as filed with the Commission on April 16, 2009, of required certification language pursuant to Rule 13a-14 and Rule 15d-14 under the Securities Exchange Act of 1934 concerning the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting, both in the introductory language in paragraph 4 of such certifications and in paragraph 4(b) thereof. As a result of such inadvertent omission, and pursuant to a published Compliance and Disclosure Interpretation of the Commission, Jacada is filing this Amendment No. 1 in order to rectify all disclosure items affected thereby, by providing (a) once again (i) the Controls and Procedures disclosure required by Item 15T of Form 20-F and (ii) Jacada’s audited consolidated financial statements for the fiscal year ended December 31, 2008, pursuant to Item 18 of Form 20-F, and (b) in Exhibits 12.1 and 12.2 hereto, the requisite certification language previously inadvertently omitted.

2

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

3

Item 18. FINANCIAL STATEMENTS.

4

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

	Ordinary shares
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

Stock-based compensation expense in respect of options granted to employees amounted to $ 860, $ 791 and $ 671 for the years ended December 31, 2008, 2007 and 2006, respectively.

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

5