Form 20-F
period 2009-12-31
JACADA LTD
filed 2010-03-31
CIK 1095747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report………………

For the transition period from                      to

Commission file number 000-30342

JACADA LTD.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

11 Shenkar Street.

P.O. Box 12175

Herzliya 46725, Israel

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

16,579,009 Ordinary Shares, par value NIS 0.01 per share

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

☒Yes                                         ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Not Applicable

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

☒Yes                                         ☐  No

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These statements include all statements that are not statements of historical facts regarding the intent, belief, or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; and (iii) the Company’s growth strategy and operating strategy (including the development of its products and services). The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions or variations thereof are intended to identify forward-looking statements. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control and that actual results may differ materially from those in the forward-looking statements as a result of various factors and other information contained in this Annual Report, including the performance and continued acceptance of our products, general economic conditions and other risk factors identified under the heading “Risk Factors” including “Global recession and continued credit constraints could adversely affect us”, “If our new management team is unable to fully transition into their respective new positions, our operations will be adversely affected”, “Our business model is focused on continued growth in a market in which we have only several years of experience and failure to continue our early penetration into this market would negatively impact our results of operations”, “We do not have a proven business model for the customer services and support market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace, our customer service and support solutions, may be harmed or we will experience a further delay in generating revenues from these products”, “Our revenues may decline if we do not increase the number of transactions we enter into in 2010”, “Our direct sales and marketing resources are limited”, “Revenues from our customer services and support solutions might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations”, “A majority of our revenues derives from the provision of professional services”, “Failure to deliver professional services efficiently could negatively impact our gross margins”, “Exchange rate fluctuations between the dollar and other currencies may negatively affect our results of operation”, “Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio”.

The results of operations in this annual report relate to our customers services and support business. As a result of the sale of our traditional market business effective as of January 1, 2008, the results of the traditional market business were reclassified to one line item in the statement of operations as “Income from discontinued operations, net of taxes”.

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

The following table sets forth selected financial data from our consolidated statements of operations and balance sheets for the periods indicated. The selected consolidated statement of operations data for the years ended December 31, 2009, 2008 and 2007 and the selected consolidated balance sheet data as of December 31, 2009 and 2008 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. As a result of the agreement to sell our traditional market business on December 19, 2007, which closed on January 1, 2008, the results of the traditional market business for all prior periods were reclassified to one line item in the statements of operations as “income from discontinued operations, net of taxes”. The financial statements included in this Annual Report have been prepared in accordance with US GAAP. The consolidated statements of operations data for the year ended December 31, 2006 and 2005, except for the reclassification to discontinued operations, and the selected consolidated balance sheet data as of December 31, 2007, 2006 and 2005 are derived from audited consolidated financial statements that are not included herein. During 2008 we purchased a total of 4,447,184 of our ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by us. The shares we repurchased are held by us as treasury shares. Under Israel’s Companies Law for so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders. The financial and shareholders information provided under this annual report do not consider these treasury shares as part of our outstanding share capital. The following selected financial data are qualified by reference to and should be read in conjunction with the sections entitled “Item 5: Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and our consolidated financial statements and the notes thereto included elsewhere in the Annual Report.

	Year ended December 31,
	2009	2008	2007	2006	2005
	(in thousands)
Consolidated Statement of Operations Data:

Revenues:

Software licenses	$1,370	$7,647	$3,706	$3,668	$3,632
Services	12,967	14,540	8,479	3,781	723
Maintenance	2,324	2,178	1,812	1,356	984

Total revenues	16,661	24,365	13,997	8,805	5,339

Cost of revenues:
Software licenses	238	544	449	244	312
Services	10,047	11,038	7,009	3,517	2,517
Maintenance	648	856	745	662	643

Total cost of revenues	10,933	12,438	8,203	4,423	3,472

Gross profit	5,728	11,927	5,794	4,382	1,867

Operating expenses:
Research and development	3,490	4,819	4,402	3,838	3,743
Sales and marketing	6,205	8,829	9,787	9,759	10,046
General and administrative	4,433	5,583	5,249	5,108	5,388
Restructuring	-	451	-	-	-

Total operating expenses	14,128	19,682	19,438	18,705	19,177

Operating loss	(8,400)	(7,755)	(13,644)	(14,323)	(17,310)
Financial income, net	708	715	1,548	1,372	830

Loss from continuing operations before taxes	(7,692)	(7,040)	(12,096)	(12,951)	(16,480)
Income tax benefit	93	2,043	8,672	3,117	4,055

Net loss from continuing operations	(7,599)	(4,997)	(3,424)	(9,834)	(12,425)
Income from discontinued operations, net of taxes	583	18,234	7,540	7,262	7,467

Net income (loss)	$(7,016)	$13,237	$4,116	$(2,572)	$(4,958)

Basic and diluted net earnings (loss) per share
Continuing operations	$(0.46)	$(0.26)	$(0.17)	$(0.50)	$(0.63)
Discontinued operations	$0.04	$0.94	$0.37	$0.37	$0.38
Basic and diluted net earnings (loss) per share	$(0.42)	$0.68	$0.20	$(0.13)	$(0.25)

Weighted average number of shares used in computing basic and diluted net earning (loss) per share	16,565,323	19,354,810	20,364,752	19,827,852	19,497,726

	2009	2008	2007	2006	2005
Consolidated Balance Sheet Data:	(in thousands)

Cash and cash equivalents	$12,624	$11,059	$5,960	$4,735	$3,461
Cash and investments	*23,847	*33,069	33,824	35,922	35,651
Working capital	21,948	23,262	19,316	10,722	12,638
Total assets	35,057	44,816	52,101	45,710	45,612
Treasury stock	17,863	17,863	-	-	-
Shareholders’ equity	30,152	36,801	39,904	33,395	34,475

*	Cash and investments include restricted cash of $557 and $3,199 in 2009 and 2008, respectively.

Exchange Rates

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Readers are cautioned that an investment in Jacada is subject to a number of risks. Readers should consider carefully all information set forth herein and in particular the following risks in connection with an investment in Jacada:

Risks Related to Our Business

Global recession and continued credit constraints could adversely affect us. Disruption during 2008 and 2009 and the continued conditions in the global credit markets, failures or material business deterioration of investment banks, commercial banks, and other financial institutions and intermediaries in the United States and elsewhere around the world, and significant reductions in asset values across businesses, households and individuals, combined with other financial and economic indicators, have combined to indicate a global recession. If these conditions continue or worsen, they may result in reduced demand or funding for projects involving our customer service and support solutions, longer sales cycle for our projects or termination of projects by our customers, which may adversely affect our results of operations. Among other things, we might face:

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

If our new management team is unable to fully transition into their respective new positions, our operations will be adversely affected. Our chief executive officer, chief financial officer and several other members of our management team joined us in 2009. If this new senior management team is unable to transition into their respective positions, our operations will be adversely affected.

Our business model is focused on continued growth in a market in which we have only several years of experience and failure to continue our early penetration into this market would negatively impact our results of operations. We have elected to focus our business on the sale of our software products and solutions in the customer services and support market. In the second quarter of 2004, we introduced Jacada Fusion, our solution that is designed to integrate different applications residing on host, Windows and Web-based platforms, and allow non-invasive access to those applications through a single user interface. In the third quarter of 2005, we introduced Jacada WorkSpace, a built for purpose solution designed to be a single agent console that unifies customer interaction tools with a single access point to all the mission-critical applications required by the customer service representative to effectively complete a customer interaction. Our license to sell our traditional market products, on a stand alone basis, is limited to sales for the use by our customers in their customer services and support business. However, we have limited experience in this market. Our limited experience and knowledge regarding the customer services and support market may impede our ability to sell our products and result in decreased revenues and increased losses.

We must continue our investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues. Our sales and marketing teams have limited resources. We believe that in certain markets our future success is dependent upon the expansion of our indirect distribution channels, consisting of relationships with partners, system integrators, call center outsourcers, resellers and distributors. Continued investment in indirect distribution channels and in our direct sales and marketing efforts is essential to increase market awareness of our products and to generate increased revenues, in relation to such products. We currently have relationships with a limited number of partners.

Our future growth will be limited if:

•	our sales and marketing teams fail to increase market awareness of our products and generate increased revenues; or

•	we fail to work effectively with our indirect distribution partners; or

•	there is a decrease in the willingness or ability of our indirect distribution partners to devote sufficient resources and efforts to market, sale and support our products or;

•	we fail to increase the number of indirect distribution partners with which we have relationships.

If any of these circumstances occurs, we will have to devote substantially more resources to the sales, marketing, distribution, implementation, customization and support of our products than we otherwise would.

We do not have a proven business model for the customer services and support market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace, our customer service and support solutions, may be harmed or we will experience a further delay in generating revenues from these products. Our business model for selling Jacada Fusion and Jacada WorkSpace, our customer service and support solutions is different than the business model we used for our traditional market products. To date we have had limited number of deals in which we sold our customer service and support solutions and therefore we do not have enough experience to determine if our business model is correct and is appropriate for the generation either of new sales or follow-on sales. In the event that our chosen business model is inappropriate, we may need to modify our business model and adjust the manner in which we sell these products in order to close subsequent transactions. If our business model is incorrect and must be adjusted, our revenues and expense levels may be adversely affected.

Our revenues may decline if we do not increase the number of transactions we enter into in 2010. If we fail to sign a sufficient number of new transactions in 2010 for which we recognize revenue in 2010, our revenues and results of operations will be adversely affected.

Our direct sales and marketing resources are limited. We have a limited number of direct sales and marketing personnel who are in charge of our sales and marketing activities globally. These limited resources may not be able to identify and qualify a sufficient number of sales opportunities which will constitute our sales pipeline. A limited qualified sales pipeline may not generate a sufficient number of orders of our customer service and support solutions required to support our business growth.

Revenues from our customer services and support solutions might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations. Historically, revenues from our traditional market products were generated from a relatively large number of sales to a wide number of customers. During 2009, 2008 and 2007, revenues from our customer service and support solutions were derived from large orders from a small number of customers. In the year 2009 two customers represented 46% of our total revenues. In the year 2008 two customers represented 48% of our total revenues and in the year 2007 two customers represented 40% of our total revenues. Currently we cannot assure you that we will make repeat sales to these customers. To the extent that this trend continues, our revenues will be dependent on a relatively limited number of significant customers. We also cannot assure you that new customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to become profitable.

Competition in the market in which we operate is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced. The markets in which we operate are competitive and subject to change. Our products compete with other customer experience optimization and customer service solutions offered by other vendors including Microsoft, e-glue, Corizon and OpenSpan. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

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

Our revenues could be adversely affected if we fail to recruit and retain consultants and other technical service personnel. Sales of our customer service and support solutions require in many cases advance sales activity involving consultants and post-sale implementation and customization. We rely on our staff of professional consultants, other technical service personnel and subcontractors to implement our solutions after being purchased by our customers. Unless we are able to recruit and retain professional consultants, other technical service personnel and subcontractors or hire and train such personnel and subcontractors to replace those who leave us, it will be difficult for us to implement our solutions and obtain customer acceptance and to increase or possibly even maintain our present level of sales due to constraints on our capacity to implement sales.

Our future growth will be adversely affected and our future operating results may be adversely affected if we fail to develop and introduce new functionality for our products and new products for the customer service and support market or if our new products fail to achieve market acceptance. In order to achieve sales growth we will need to develop and introduce new functionality for our customer service and support solutions and new products for such market. Our ability to develop, integrate and introduce new functionality for our customer service and support solutions and new products for this market requires us to invest significant resources in research and development and in the sales and marketing of a new product. If we fail to develop, integrate and market new products successfully, we may not be able to recover our research and development expenditures or our sales and marketing expenditures, which would adversely impact our operating results.

Because our solutions are complex and generally involve significant capital expenditures by customers, we may invest significant time and expense in trying to make a sale to a potential customer that ultimately chooses not to purchase our solutions. Our sales typically involve significant capital investment decisions by prospective customers, and often require us to expend a significant amount of time to educate prospective customers as to the benefits of our solutions, especially in the current economic conditions. As a result, before purchasing our solutions, companies spend a substantial amount of time performing internal reviews and obtaining approvals. Even if our solutions are effective, our target customers may not choose them for technical, cost, support or other reasons.

A majority of our revenues derives from the provision of professional services. We derive our revenues from license fees for our software products, from fees for professional services (which include installation, implementation, integration and customization of our solutions), training and from maintenance and support services. In 2009, 2008 and 2007 services revenues constituted a majority of our total revenues. Services revenues have lower gross margins relative to software revenue. If we do not increase the proportion of our total revenue attributable to software license fees or if we do not increase our professional services gross margins we may not be able to achieve or maintain profitability.

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

The market price of our shares is volatile and the volume of the daily trading of our shares is very low; therefore you may not be able to resell your shares at or above the price you paid, or at all. The risks described in this Item 3.D may adversely affect our share price. Our share price, like that of many technology companies, may be subject to volatility. In addition, our share price may be adversely affected by changes in estimates of our financial results or recommendations by securities analysts, changes in the quarterly financial results of companies perceived to be similar to us, and changes in market valuations of similar companies. In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition or results of operations. If our share price decreases to below $1.00 per share and remains there for 30 consecutive trading days, Nasdaq could initiate procedures to de-list our shares from the Nasdaq Global Market and onto either the Nasdaq Small Cap Market or the OTC Bulletin Board. If our shares are de-listed from the Nasdaq Global Market, the benefit of dual-listing reporting requirements would no longer be relevant to us and we would be required to follow the Israeli and Tel-Aviv stock exchange rules and regulations. Furthermore, because of the low volume of daily trading in our shares, you may be unable to sell your shares in the market due to low or no demand for such shares.

Our ordinary shares could be treated as “passive foreign investment company”, which could have adverse United States federal income tax consequences to United States Holders and any such holder should consider making certain elections to avoid any adverse consequences of our ordinary shares being so treated. As a non-U.S. company, we could potentially be treated as a passive foreign investment company (a “PFIC”) if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income.” See discussion under “Item 10E Taxation” for further details regarding these tests. We believe that we are not a PFIC for United States federal income tax purposes and we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, but we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination. Ultimately, our status is a factual determination made annually and may be subject to change. For 2009, we are relying on a specific exemption from PFIC status, which requires, among other conditions, that we were never treated as a PFIC and that we will not be treated as a PFIC in the next two following years. If we are determined to be PFIC in any preceding year, or in either 2010 or 2011, we will not satisfy this exemption and will be deemed to have been a PFIC also in 2009. If we are determined to be a PFIC, a U.S. Holder, as this term is described in “Item 10E Taxation”, may be subject to less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our ordinary shares and may be required to pay United States federal income tax at ordinary income rates for gains, dividends, as well as an interest charge on certain “excess distributions as this term is explained later on. Certain elections may mitigate these consequences and the making of these elections, or “protective elections” for the year 2009 may be particularly relevant this year given that our PFIC status for 2009 depends both on our non-PFIC status for all preceding years and on us not being a PFIC in both 2010 and 2011. See “Item 10E Taxation” for a more comprehensive discussion of the United States federal income tax consequences if we were to be treated as a PFIC.

We expect to be subject to increasing risks of international operations. Currently we market and sell our products and services primarily in North America and Europe, from which areas we received approximately 99% of our total revenues for the year ended December 31, 2009. Managing our operations in North America and Europe requires significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products in regions other than North America and Europe. Our inability to increase our worldwide operations successfully could adversely impact our business.

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

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 may result in increased general and administrative expense and a diversion of management time and attention. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. In the future, we may identify material weaknesses in our controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio. We invest our cash, cash equivalents, short-term investments and equity securities investments in a variety of investment vehicles in a number of countries with and in the custody of financial institutions with high credit ratings. While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, limit stock markets risk, and only invest in what we view as high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial and stock marketplace, which can all affect the income that we receive, the value of our investments, and our ability to sell them. We believe that our investment securities are carried at fair value. However, over time the economic and market environment may provide additional insight regarding the fair value of certain securities which could change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. Given the current market conditions, there is continuing risk that further declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses.

Exchange rate fluctuations between the dollar and other currencies may negatively affect our results of operation. Our results of operations are reported in U.S. dollars, however, a significant portion of our revenues and expenses in 2009 were generated and incurred outside of the United States and in currencies other than the U.S Dollar, particularly in NIS (New Israeli Shekels), English Pounds and Euros. As a result, we are subject to a foreign currency risk. Specifically our sales in Europe and our expenses in Israel and Europe are recorded in local currencies. This exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar rate of exchange. As a result, fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. We use derivative financial instruments to further reduce our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, we cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations, which could affect our financial results.

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

Our stock is traded on more than one stock exchange and this may result in price variations. Our stock is traded on the Nasdaq Global Market and on the Tel Aviv Stock Exchange. Our stock is traded on these markets in different currencies (US dollars on Nasdaq and New Israeli Shekels on the Tel Aviv Stock Exchange) and at different opening times (notably, different time zones and public holidays; in addition, the Tel Aviv Stock Exchange is closed on Fridays and open on Sundays, while Nasdaq is open on Fridays and closed on Sundays). This means that our stock is often traded at a price differential on these two markets resulting, among other factors, from the different trading times and the differences in exchange rates.

Item 4: INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is Jacada Ltd. We were incorporated under the laws of the State of Israel in December 1990 as a limited liability company. On August 9, 1999 we changed our name from Client/Server Technology Ltd. to Jacada Ltd. Our commercial name is Jacada. Our registered office in Israel is 11 Shenkar Street, Herzliya 46725Israel and our telephone number is 972-9-952-5900. Our agent in the United States is Oren Shefler, whose address is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346. Our address on the Internet is http://www.jacada.com. The information on our website is not incorporated into this Annual Report. We operate under the Companies Law.

Since October 1999, our Ordinary Shares have been quoted on the Nasdaq Global Market under the symbol “JCDA.” In addition, our Ordinary Shares have been quoted on the Tel Aviv Stock Exchange under the same symbol or its Hebrew equivalent since June 18, 2001.

In 2004, we introduced Jacada Fusion and elected to target corporate customer contact centers. In the third quarter of 2005, we introduced Jacada WorkSpace, a solution specifically designed for the customer contact center market. We refer to this market as the “customer service and support market”. Prior to the introduction of our customer service and support market products we have been operating in the application integration and web-enablement market. We refer to this market as our “traditional market business.”

In January 2008 we sold the intellectual property and related customer contracts associated with the following Jacada products that were associated with our traditional market business: Jacada Interface Server and Jacada Integrator, also known as Jacada HostFuse, Jacada Studio, Jacada Innovator and Jacada Terminal Emulator in consideration for $26 million in cash. Under the terms of the transaction we retained the right to develop, market, sell and support Jacada Interface Server and Jacada HostFuse in support of our customer service and support business.

Currently we focus our business on the development, marketing and support of customer experience management and process optimization solutions that simplify and automate customer service processes. Our solutions bridge disconnected systems into a single, “intelligent” workspace, without requiring modification or replacement of existing systems, and help companies deliver an improved experience to their customers. Contact centers worldwide are using our solutions to automate complex processes, improve customer satisfaction and loyalty, reduce operational costs, and enforce and monitor compliance with regulatory policies and procedures. We have a total solution, comprised of a customer engagement methodology, products and expertise, to help companies improve their call center operations and provide their customer with a consistent experience across all channels. Our solutions are uniquely able to solve several business problems that lead to poor customer interactions, as we offer an end-to-end unified desktop and customer experience optimization solutions.

Typical users of our customer service and support solutions are medium to large businesses with inbound contact centers that typically have in excess of 100 agent positions. Some of the companies that have purchased our customer service and support solutions include Vodafone, West Telemarketing, Cox Communications, Capita Business Services, Lillian Vernon, Quelle Contact Vertrieb, Omnium Worldwide, Central Hudson Gas & Electric, Station Casinos, Telefonica O2 UK, Nationwide Insurance, E.ON, Permanent General Insurance Companies and Kabel Deutschland.

See Items 5 and 18 for a description of our capital expenditures for the past three fiscal years. Other than the sale of our traditional market business as described in this Item above, we have made no divestitures during the same time period. In addition, we are not currently engaged in a capital divestiture and our current capital expenditures are for computers, software and peripheral equipment. These capital expenditures are financed with our internal cash resources.

In February 2008 our board of directors authorized the use of up to $10 million of our available cash to repurchase our ordinary shares through transactions under Rule 10b-18 of the Securities Exchange Act. Through August 2008 we purchased 596,080 shares for a total purchase price of $2.18 million under this program. Purchases were made from time to time at the discretion of our management in the open market or in privately negotiated transactions, subject to, among other factors, market conditions, trading volume and our share price. No time limit was set for this program;

however, we suspended the program upon commencement of our self tender offer. In September 2008 we purchased 3,851,104 of our ordinary shares under a self tender offer for total consideration of approximately $15.68 million. See Item “16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for disclosure regarding our repurchase program and self tender offer.

We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies’ shares during fiscal years 2008 and 2009.

B.	Business Overview

Industry Overview

In 2004, we introduced Jacada Fusion and elected to target corporate customer contact centers. In the third quarter of 2005, we introduced Jacada WorkSpace, a solution specifically designed for the customer contact center market. We refer to this market as the “customer service and support market”. Prior to the introduction of our customer service and support market products we have been operating in the application integration and web-enablement market for 16 years. We refer to this market as our “traditional market business.”

Customer Service and Support Market

In today’s highly competitive markets, companies increasingly focus on the provision of customer service as a means of increasing customer satisfaction and customer retention rates. For most companies, the key organization involved in this effort is the company’s contact center, or call center, whose personnel are directly customer-facing.

To provide quality customer service, customer service representatives must be able to answer customer’s questions quickly, handle any request the customer may have, and do so in an efficient and pleasant manner. One of the significant challenges in the provision of quality customer service is the complexity of the customer service representative desktop. This is due both to the number of software applications on the customer service representative’s computer desktop and to the complexity of the applications used on the desktop. Most customer service representatives must manage three or more applications on their desktop, including billing, inventory, delivery tracking, call tracking and customer relationship management, or CRM, applications, and many customer service representatives have six, eight, ten or more applications they must learn and manage.

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

Our Solutions

We develop, market and support unified service desktop and process optimization solutions that simplify and automate customer service processes and help organizations improve their customer experience. By bridging disconnected systems into a single, “intelligent” workspace, our customer service and support market solutions create greater operational efficiency and increase agent and customer satisfaction. Our customer service and support market products, Jacada Fusion and Jacada WorkSpace products suite simplify the desktop of customer service representatives to reduce operational costs and improve the customer experience. Our customer service and support market solutions provide our clients’ organizations with a simplified customer service interaction designed to improve the efficiency and effectiveness of their customer service organization.

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

Jacada® Advisor, is a technology-enablement solution, designed to simplify the complexity of existing customer service desktop applications and reduce the amount of training required to work with those applications by leveraging the solution’s desktop automation, in-context help and embedded interaction management capabilities. Jacada Advisor combines our Jacada Fusion integration and interaction management technology with HTML-compatible “application bubbles,” a heads-up, contextual interface which enables in-line and in-context data feeds while reducing training issues and expenses.

Jacada® Insight is a strategic contact space analytics solution that compiles vital metrics across contact channels and enables contact centers to better understand and visualize their customer service efforts. Jacada Insight operates in conjunction with our unified desktop technology. Our solution ensures that accurate, reliable, real-time call type and call disposition data is streamed into an existing data structure in ways most appropriate to uncover productivity gaps and drive customer satisfaction and sustained profitability.

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

Our intellectual property rights in the Jacada Interface Server and the Jacada HostFuse products were sold in January 2008 as part of the sale of our traditional market business. We are licensed to develop and sell these products under an irrevocable license agreement. Our license to sell these products, on a stand alone basis, is limited to sales for the use by our customers in their customer services and support business. See “Item 4A History and Development of the Company”.

Professional Services

Our professional services include training, consulting services (which include installation, implementation, integration and customization of our solutions), solution support and maintenance services and product support and maintenance services.

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

We bill for our professional consulting services (which includes installation, implementation, integration and customization of our solutions), either on a fixed fee basis or by the hour plus out-of-pocket expenses, and for training services by the day plus out-of-pocket expenses.

Product support and maintenance services are provided to our customers through agreements under which we provide technical support to our software products by telephone, fax, email and the Internet and provide updates, upgrades and fixes to our software products. In addition we offer our customers solution support and maintenance services which include support and maintenance services for our products and the work product deliverables that were provided as part of our professional services. Our customers may purchase support and maintenance services for 12 months after the initial purchase of our solutions, renewable annually thereafter. In addition, customers can elect optional services such as emergency coverage on a 24 hours per day, seven days per week basis.

Principal Markets

Our principal markets are North America and Europe. We generate revenues from licensing our software products to customers and providing customers with training, professional services, product or solution support and maintenance services. Software licenses revenues constituted approximately 8%, 31% and 26% of our total revenues for the years ended December 31, 2009, 2008 and 2007, respectively, while professional services, support and maintenance revenues constituted approximately 92%, 69% and 74% of our total revenues, respectively, for the same periods. Software licenses revenues generated from North American customers constituted approximately 6%, 13% and 11% of our total revenues for the years ended December 31, 2009, 2008 and 2007, respectively, while professional services, support and maintenance revenues generated from North American customers constituted approximately 41%, 30% and 31% of our total revenues, respectively, for the same periods. Software license revenues generated from European customers constituted approximately 2%, 18% and 14% of our total revenues for the years ended December 31, 2009, 2008 and 2007, respectively, while professional services, support and maintenance revenues generated from European customers constituted approximately 50%, 35% and 42% of our total revenues, respectively, for the same periods.

Seasonality

Not applicable.

Sources and Availability of Raw Materials

Not applicable.

Sales and Marketing

We sell our products through our direct sales force in North America and Europe, as well as through our indirect distribution channels, consisting of system integrators, partners and call center outsourcers. We also use indirect distribution channels in countries where we have no direct sales operations. As of December 31, 2009, we had 26 people in our sales and marketing organization, compared to 34 as of December 31, 2008.

During 2009 we continued to invest in our business arrangements with our strategic indirect sales channels for our customer service and support solutions as well as in the establishment of arrangements with new indirect channels. Our indirect distribution channels for our customer service and support products include Accenture, a global management consulting, technology services and outsourcing provider, IBM Global Services, Tieto Enator, a large global IT services provider and Wipro, a large global IT services provider. It is our expectation that our indirect distribution channels will extend our market reach by increasing market awareness of our solutions and presenting us to potential customers. We intend to continue to invest in 2010 in the development of our indirect sales channels.

Our marketing efforts are focused on generating demand for our solutions and developing greater awareness among target customers of our solutions and the benefits they can provide. We market our products and services through a range of vehicles, including electronic media, such as e-mail and other online vehicles, social media, traditional media (public relations), and through traditional demand generation channels including trade shows and direct mailings. We have developed a wide range of collateral materials and sales tools that are used by both our direct sales force and indirect distribution channels. These materials include videos, testimonials, brochures, white papers, case studies, press releases and our Web site.

Customers

Our customers include end users to whom we sell our products and services directly, system integrators, partners, distributors and other intermediaries who either resell our products to end users or incorporate our products into their own product offerings and end users who purchase our products from such distributors and other intermediaries. A typical customer for our solutions is a business with the following characteristics:

•	inbound contact center with 100 or more agents who manage repetitive call types such as billing, claims, service activation, etc;

•	recently completed a merger or acquisition resulting in an organization with disparate systems and processes;

•	complex business processes that require repetitive data entry by the contact center agent or inputting various pieces of data across multiple screens;

•	host-based legacy systems as systems of record;

•	CRM system not the primary system of record; and

•	having a strategic initiative to outsource its IT development, especially around the contact center.

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

Our research and development expenses were $3.5 million for the year ended December 31, 2009, $4.8 million for the year ended December 31, 2008 and $4.4 million for the year ended December 31, 2007. As of December 31, 2009, 30 professionals were engaged in research and development activities, a slight decrease compared to 31 professionals at December 31, 2008, although, in 2008 we also used third party service providers for some of our research and development activities. See also “Item 5: Operating and Financial Review and Prospects, A. Operating Results, Total Operating Expenses.”

Dependence on Patents and Licenses

We are generally not dependent on any third party license or patent with respect to our technology for the customer service and support products. However, sales of our customer services and support products often include licenses to our traditional market products as part of the solution we provide to our customers. Our rights to develop and sell our traditional market products are granted to us under an irrevocable license agreement which we have entered into as part of the sale of our traditional market business. Our license to sell those products, on a stand alone basis, is limited to sales for the use by our customers in their customer services and support business. See “Item 4A: History and Development of the Company”. As part of that asset sale we also sold the two patents we had on portions of our traditional market products technology. While we have a patent pending with respect to our customer service and support products technology, we believe that the failure to obtain such patent would not diminish our ownership rights in our technology or our software products.

The Jacada Interaction Manager product, which is an ancillary product to our customer service and support products, is based on technology licensed to us under a license agreement we entered into in April 2007.

The Jacada Insight product, which is an ancillary product to our customer service and support products, is based on technology licensed to us under a license agreement we entered into in December 2009.

Competition

The markets in which we operate are extremely competitive and subject to rapid change. We believe that the competitive factors affecting the markets for our products and services include:

•	product functionality and features;

•	our ability to successfully deliver our projects/solutions

•	ease of product implementation;

•	availability of global support;

•	relationships with key distribution partners;

•	existing vendor relationships;

•	quality of customer support services;

•	product reputation; and

•	financial stability of vendors.

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

Our customer service and support products compete with other contact center solutions offered by vendors including Microsoft, OpenSpan, e-glue and Corizon. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, or other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. In addition, our potential customers may choose to deploy traditional CRM application software, or utilize their own information technology personnel or system integrators to write new code or rewrite existing applications in an effort to develop their own customer service and support solutions.

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

We own 100% of the stock in Jacada, Inc., a corporation organized under the laws of the state of Delaware, 100% of the stock in Jacada (Europe) Limited, a company organized under the laws of England and 100% of the stock in Jacada Nordic AB, a company organized under the laws of Sweden. Jacada (Europe) Limited owns 100% of the stock of Jacada Deutschland GmbH, a limited liability company organized under the laws of Germany.

D.	Property, Plants and Equipment

As of December 31, 2009, our headquarters and principal administrative, research and development operations were located in approximately 13,000 square feet of leased office space in Herzliya, Israel. The lease expired in March 2010. As of March 21, 2010, our headquarters and principal administrative, research and development operations were located in approximately 6,500 square feet of leased office space in Herzliya, Israel. This lease expires in March 2013.

In the United States, we lease approximately 18,500 square feet in Atlanta, Georgia, which we utilize for marketing, sales, administration, service and technical support. The lease expires in June 2012, and we have the right to extend the lease for an additional three-year term.

In the UK, we lease office space, which we utilize for sales, marketing and services. The lease expires in October 2010 and is not material. In addition, we lease office space in Germany, which is utilized for sales and marketing activities. The lease expires in April 2011 and is not material.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We develop, market and support customer experience management and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, “intelligent” workspace, our solutions create greater operational efficiency and increase agent and customer satisfaction. We also provide related professional services, including training, consulting, support and maintenance.

We were incorporated in December 1990. In 2004, we introduced Jacada Fusion and elected initially to target corporate customer contact centers, however Jacada Fusion may be also used by our customers for back office applications. In the third quarter of 2005, we introduced a solution specifically for customer service representatives called Jacada WorkSpace. We refer to this market as the “customer service and support market”. Prior to the introduction of our customer service and support market products we have been operating in the legacy application integration and web-enablement market for 16 years. We refer to this market as our “traditional market business.” Customers of our customer service and support market products may also use our traditional market products.

In January 2008 we sold the intellectual property and related customer contracts associated with the following Jacada products which were associated with our traditional market business: Jacada Interface Server and Jacada Integrator, also known as Jacada HostFuse, Jacada Studio, Jacada

Innovator and Jacada Terminal Emulator in consideration for $26 million in cash. Under the terms of the transaction we retained the right to develop, market, sell and support Jacada Interface Server and Jacada HostFuse in support of our customer service and support business. The results of the traditional market business were reclassified to one line item in the statement of operations as “Net income from discontinued operations, net of taxes”.

In February 2008 our board of directors authorized the use of up to $10 million of our available cash to repurchase our ordinary shares through transactions under Rule 10b-18 of the Securities Exchange Act. Through August 2008 we purchased 596,080 shares for a total purchase price of $2.18 million under this program. Purchases were made from time to time at the discretion of our management in the open market or in privately negotiated transactions, subject to, among other factors, market conditions, trading volume and our share price. No time limit was set for this repurchase program; however, we suspended the program upon commencement of our self tender offer. In September 2008 we purchased 3,851,104 of our ordinary shares under a self tender offer for total consideration of approximately $15.68 million. See Item “16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for disclosure regarding our repurchase program and self tender offer.

During the fourth quarter of 2008, we announced a reduction in our work force and other related cost containment strategies in order to align our operations and expenses with our revenue targets for 2009. These changes included a 14% reduction in workforce worldwide, which included approximately 18 employees and 6 third party research and development service providers and the related costs associated with this reduction. The cost of implementing this restructuring plan was $0.5 million, which is included in the results for 2008.

On April 6, 2009 we announced additional measures to reduce expenses in order to align our operations with revenue expectations for 2009. These measures included a 7% reduction in workforce worldwide which impacted 10 positions, as well as salary reductions and other additional cost saving initiatives.

Revenues

We generally sell our software as part of an overall solution offered to customers that combines the sale of software licenses with services, which normally include significant customization, implementation and integration. As a result, combined license and service revenues are generally recognized over the course of these projects, using the percentage of completion method of accounting and in accordance with software revenue recognition authoritative guidance. Maintenance, also called post-contract support or PCS, includes telephone support, bug repairs, and rights to receive upgrades and enhancements to licensed software on a when-and-if-available basis. We sell our products primarily through its direct sales force to customers and indirectly through resellers. Both the customers and the resellers are considered end users.

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

We derive our revenue principally from:

•	the initial sales of licenses to use our products, including customization, implementation and integration services,

•	incremental license fees resulting from a customer’s increase in product licenses required,

•	post-implementation consulting and integration services for our solutions, and

•	the recurring revenue from ongoing support and maintenance provided to our customers.

Sales of software licenses are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable. We consider all arrangements with payment terms extending beyond six months from the delivery of the elements, not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met. We do not grant a right of return to our customers. In transactions where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision lapses.

We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with customization, implementation and integration services. These services are considered essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these projects, using the percentage of completion method of accounting. Revenue from software that does not require services, including licenses sold subsequent to the initial installation, is recognized upon delivery, assuming all other revenue recognition criteria has been met. Revenue from post-implementation consulting and integration services is recognized as work is performed. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of projects under the percentage of completion method of accounting. The percentage of completion method requires the exercise of judgment, such as with respect to estimations of progress towards completion, contract revenue, loss contracts and contract costs. Progress in completion such projects may significantly affect our annual and quarterly operating results.

With regard to software arrangements involving multiple elements, such as software, post-contract customer support, consulting and training, revenues are allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. The residual method of allocation requires an entity to first allocate revenue to the fair value of the undelivered elements (maintenance and other services) and the residual revenue to the delivered element (software licenses). Any discount in the arrangement is allocated to the delivered element. VSOE of fair value for maintenance and other services is determined based on the price charged for the undelivered element when sold separately.

VSOE of fair value for maintenance and other services is determined based on the price charged for the undelivered element when sold separately. Our process for establishing VSOE of fair value of maintenance services (PCS) is through performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for our installed base of customers. Our process for the establishment of VSOE of fair value for consulting and training services is through a performance of an analysis of the entire population of separate sales of services.

Reimbursements received for out-of-pocket expenses incurred are characterized as revenue in the income statement.

Impairment of property and equipment. We review our property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2009, 2008 and 2007, no impairment losses were identified.

Goodwill. Goodwill is not amortized, but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. We operate under a single reporting unit. Fair value is determined using the discounted cash flows method and market capitalization. We perform impairment tests during the third fiscal quarter. Following the test no impairment losses were identified.

Valuation of investment in marketable securities. On April 1, 2009, we adopted a new guidance, ASC 320-10-65-1, “Recognition and Presentation of Other-Than-Temporary Impairments” (formerly FSP FAS No. 115-2 and FSP FAS No. 124-2), that changed the impairment and presentation model for our available for sale debt securities. Under the amended impairment model, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still need to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income (loss).

Upon adoption of the new guidance, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. The adoption of the new guidance had no impact on our consolidated financial position, results of operations or cash flows.

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

Stock-based compensation expense. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of share-based awards at the grant date requires the exercise of judgment, including the amount of share-based awards that are expected to be forfeited. If actual results differ from these estimates, equity- based compensation expense and our results of operations could be impacted.

Results of operations

Our historical operating results for the years ended December 31, 2009, 2008 and 2007 as a percentage of total revenues are as follows:

	2009	2008	2007
Revenues:
Software Licenses	8%	31%	26%
Services	78	60	61
Maintenance	14	9	13

Total revenues	100%	100%	100%
Cost of revenues:
Software Licenses(*)	17	7	12

	2009	2008	2007
Services(*)	77	76	83
Maintenance(*)	28	39	41

Total cost of revenues	66	51	59

Gross profit	34	49	41
Operating expenses:
Research and development	21	20	31
Sales and marketing	37	36	70
General and administrative	27	23	38
Restructuring	-	2	-
Total operating expenses	85	81	139

Operating loss	(50)	(32)	(98)
Financial income, net	4	3	11

Loss from continuing operations before taxes	(46)	(29)	(86)

Income Tax benefit	1	8	62

Net loss from continuing operations	(45)	(21)	(24)

Net income from discontinued operations, net of taxes	3	75	54

Net income (loss)	42	54	30

*	Respective revenues

Adoption of new accounting standards

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “ASC”). The ASC became the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”), superseding existing pronouncements issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and related literature. The ASC eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative GAAP. Rules and interpretive releases issued by the Securities and Exchange Commission (“SEC”) under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. The ASC is effective for interim and annual periods ending after September 15, 2009.

In April 2009, the FASB issued authoritative guidance on recognition and presentation of other-than-temporary impairments. This guidance clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired; provides guidance on the amount of an other-than-temporary impairment recognized in earnings and other comprehensive income; and expands the disclosures required for other-than-temporary impairments for debt and equity securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis. If either of those criteria is met, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. The Company adopted this guidance on April 1, 2009.

In May 2009, the FASB issued authoritative guidance on subsequent events, which sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may have occurred for potential recognition or disclosure in the financial statements. The guidance also sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted this guidance in these financial statements.

In March 2008, the FASB issued amended guidance on disclosures about derivative instruments and hedging activities. This guidance applies to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items. This guidance requires entities to provide greater transparency through additional disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. The adoption of this guidance did not impact the Company’s consolidated financial results as it requires additional disclosure, rather than a change in accounting.

Recently Issued Accounting Pronouncements

In January 2010, the FASB, issued authoritative guidance amending the disclosure requirements for fair value measurements. Under the new guidance, disclosures are modified to include disclosures about transfers between Level 1, Level 2 and Level 3 fair value measurements, as well as activity (including purchases, sales, issuances and settlements) within Level 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except certain disclosures which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance will not have a material impact on our financial statements.

Years Ended December 31, 2009, 2008 and 2007

Revenues and Cost of Revenues

Revenues. Revenues were $16.7 million, $24.4 million and $14.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. The decline in total revenues from 2008 to 2009 was directly related to the global economic slowdown in the third and fourth quarters of 2008 causing a decline in backlog at the end of 2008, and to general economic conditions in 2009, which impacted the number and the value of the transactions we entered into during 2009. During such period some of our customers preferred to enter into smaller, multi-phased engagements rather than a large transformational transaction for the purchase of our solutions. Total revenues in 2008 increased in comparison to 2007 due to the fact that we started 2008 with higher backlog than 2007 for which revenues were recognized over 2008. In addition, we were successful in deploying projects signed in 2008 more rapidly by achieving interim milestones and acceptance criteria during the year.

In each of 2009, 2008 and 2007, a significant portion of our revenues was derived from a few large orders. In 2009 two customers represented 46% of our total revenues. In 2008 two customers represented 48% of our total revenues and in 2007 two customers represented 40% of our total revenues.

Software licenses revenues. Software license revenues were $1.4 million, or 8% of revenues for the year ended December 31, 2009, $7.6 million, or 31 % of revenues for the year ended December 31, 2008 and $3.7 million, or 26 % of revenues for the year ended December 31, 2007. During 2009, approximately 77% of our revenue was generated from existing customers, which typically represents additional services engagements with a limited, if any, software component. The challenging economic conditions of 2009 inhibited prospects from entering into on large capital intensive projects and thus limited our transactions with new customers. With a limited number of new customers, the software revenue, both in total and as a percentage of total revenue, declined from 2008 to 2009. The increase in software license revenues in 2008 was due to the factors discussed in the paragraph above in “Revenues” relating to the increase in total revenues in 2008 in addition to two significant contracts that were recognized in 2008.

Service revenues. Service revenues were $13.0 million, or 78% of revenues for the year ended December 31, 2009, compared to $14.5 million, or 60% of revenues for the year ended December 31, 2008, and $8.5 million, or 61% of revenues for the year ended December 31, 2007. Service revenues are generated primarily from installation, implementation and customization of our software products. The decline in services revenues from 2008 to 2009 was directly related to the decline in backlog at the end of 2008, and to the general economic conditions in 2009. However, while the economic conditions of 2009 limited our transactions with new accounts, we were able to expand service engagements with our existing customers. The increase in service revenues in 2008 compared to 2007 was due to the factors discussed in the paragraph above in “-Revenues” relating to the increase in total revenues in 2008.

Maintenance revenues. Maintenance revenues were $2.3 million, or 14% of revenues for the year ended December 31, 2009, compared to $2.2 million, or 9% of revenues for the year ended December 31, 2008, and $1.8 million, or 13% of revenues for the year ended December 31, 2007. The increase in maintenance revenues in 2009 in relation to 2008 and 2007 was related to the increased number of customers using our customer service and support market products, combined with cost of living type annual increases in maintenance rates from year to year. The increase in the proportion of maintenance revenues to total revenue from 2008 to 2009 is primarily the result of the decline in software revenues, shifting the mix of revenues towards services and maintenance revenues. The decrease in proportion of the maintenance revenues out of total revenues from 2007 to 2008 resulted, in part, from an increase in software revenues and from the timing of receiving and recognizing revenues under certain arrangements which were signed toward the second half of the year.

Total Cost of Revenues. Total cost of revenues was $10.9 million, or 66% of revenues for the year ended December 31, 2009, compared to $12.4 million, or 51% of revenues for the year ended December 31, 2008, and $8.2 million, or 59% of revenues for the year ended December 31, 2007. The decrease in total cost of revenues from 2008 to 2009 is directly related to the decline in revenues from 2008 to 2009. However, cost of revenues, as a percentage of revenues, increased from 51% in 2008 to 66% in 2009, primarily the result of three projects which required additional resources to complete than originally planned at no additional services fee. The increases in cost of revenues from 2007 to 2008 were primarily due to an increase in the cost of services revenues as discussed below.

Cost of software licenses revenues was $0.2 million, or 17% of software revenues for the year ended December 31, 2009, compared to $0.5 million, or 7% of software revenues for the year ended December 31, 2008, and $0.4 million, or 12% of software revenues for the year ended December 31, 2007. The decrease in the cost of software licenses in 2009 from 2008 is directly related to the decline in software license revenue in 2009. Cost of software licenses as a percentage of software revenue increased from 7% in 2008 to 17% in 2009 as a result of pricing pressures on software fees during 2009. The increase in cost of software licenses in 2008 compared to 2007 was due to an increase in royalty payments to partners which were partially offset by a decrease in amortization of acquired intangible assets, while the decrease in the percentage of cost of software licenses revenues out of software revenue results from the significant increase in 2008 software revenue compared to the 2007 software revenue.

Cost of service revenues was $10.0 million, or 78% of services revenues for the year ended December 31, 2009, compared to $11.0 million, or 76% of services revenues for the year ended December 31, 2008, and $7.0 million, or 83% of services revenues for the year ended December 31, 2007. The decrease in the cost of services in 2009 from 2008 is directly related to the decline in services revenue in 2009. Cost of services as a percentage of services revenue increased from 76% in 2008 to 77% in 2009, primarily the result of three projects, the completion of which required the dedication of more resources than originally planned at no additional services fee. Services headcount during 2009 declined to a low of 40 individuals, and only increased to 47, the number at the end of the year, near the end of 2009. This reduction in headcount, coupled with salary reductions made at the beginning of 2009, decreased direct employee costs by $0.9 million. In addition, reimbursable expenses, which typically include travel, lodging and meals while implementing solutions at customer sites and which are included in services costs, declined by approximately $0.6 million from 2008 to 2009. These savings, however, were offset by increased subcontractor costs and non-billable travel expenses of $0.4 million required to complete the three projects mentioned previously. The increase in cost of services revenues from 2007 to 2008 was due to an increase in services personnel, as we grew from 43 at year end 2007 to 49 at year end 2008, resulting in increase in compensation costs and the increase in use of subcontractors in order to support the increase in services revenue. In 2008 we experienced fluctuations in the amount of headcount which at certain period reached 58 services professionals. See Risk Factor entitled: “Failure to deliver professional services efficiently could negatively impact our gross margins.”

Cost of maintenance revenues was $0.6 million, or 28% of maintenance revenues for the year ended December 31, 2009, compared to $0.9 million, or 39% of maintenance revenues for the year ended December 31, 2008 and $0.7 million, or 41% of maintenance revenues for the year ended December 31, 2007. Maintenance gross margins have improved year over year due to increase in our customer base and our product maturity, coupled with changes in the number of employees providing support in the periods.

Total Operating Expenses. Total operating expenses in 2009 were $14.1 million, representing a decrease of $5.6 million, or 28%, from $19.7 million in 2008. The decrease in operating expenses was primarily the result of restructuring measures taken at the end of 2008 and the cost reduction measures taken in the second quarter of 2009, reducing headcount and other costs, as more fully described below under “Restructuring”. Total operating expenses in 2008 were $19.7 million, representing an increase of $0.3 million from $19.4 million in 2007. The increase in total operating expenses in 2008 was mainly due to an increase in an amount of $0.4 million in our research and development expenses in support of the continuing development of our customer service and support market products, an increase in our general and administrative expenses in an amount of $0.3 million and increase in an amount of $0.5 million in restructuring costs associated with the cost reduction process which was announced in December, 2008, which included a 14% reduction in workforce and additional cost reduction. These increases were offset by a reduction in sales and marketing costs resulting mainly from the decrease in sales and marketing head count and costs related thereto associated with our plans to increase efficiency of these departments.

Research and Development. Research and development expenses were $3.5 million, $4.8 million and $4.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. The reduction in research and development expenses of $1.3 million from 2008 to 2009 was the result of the following: (i) headcount reduction from an average of 40 individuals in 2008 to 32 individuals in 2009, saving approximately $0.6 million, (ii) salary reductions introduced at the beginning of 2009, saving approximately $0.1 million, (iii) the reduction in consultants used in research and development activities of approximately $0.3 million, and (iv) a reduction in office and other administrative expenses allocated to research and development of approximately $0.4 million. The increase in research and development expenses from 2007 to 2008 resulted mainly from the impact of the appreciation of the New Israeli Shekel against the U.S dollar and the continuation of our offshore development team through a third party service provider. As a percentage of total revenues, research and development expenses were 21%, 20% and 31% for the years ended December 31, 2009, 2008 and 2007, respectively.

Sales and Marketing. Sales and marketing expenses were $6.2 million, $8.8 million and $9.8 million for the years ended December 31, 2009, 2008 and 2007, respectively. The decrease in sales and marketing expenses of $2.6 from 2008 to 2009 million was the result of the following: (i) a reduction in headcount from an average of 40 employees during 2008 to an average of 27 employees during 2009, resulting in savings of $1.3 million, (ii) a reduction in commissions and incentives associated with reduced revenue, saving approximately $0.6 million, (iii) a reduction in marketing activities, saving approximately $0.3 million, and (iv) a $0.4 million decrease in other expenses including travel, office and other administrative expenses. The decrease in 2008 compared to 2007 was primarily due to decrease in head count and the costs related thereto and a decrease in marketing costs associated with increased efficiency in the sales and marketing organization. As a percentage of total revenues, sales and marketing expenses were 37%, 36% and 70% for the years ended December 31, 2009, 2008 and 2007, respectively.

General and Administrative. General and administrative expenses were $4.4 million, $5.6 million and $5.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. As a percentage of total revenues, general and administrative expenses were 27%, 23% and 38% of total revenues for the years ended December 31, 2009, 2008 and 2007, respectively. The decrease in general and administrative expenses of $1.2 million from 2008 to 2009 was primarily the result of the following: (i) a reduction in headcount of three individuals, combined with reductions in salary and other incentives and reduced stock compensation expenses associated with the executive management team, saving approximately $0.8 million, (ii) a reduction in bad debt expense of $0.4 million and (iii) other miscellaneous savings of approximately $0.1 million. The increase in 2008 compared to 2007 was primarily related to an increase in ordinary course of business expenses and expenses associated with stock based compensation.

Restructuring. During 2008, we announced a reduction in our work force and other related cost containment strategies in order to align our operations and expenses with anticipated revenues for 2009. These changes included in a 14% reduction in workforce worldwide, which included approximately 18 employees and 6 third party research and development service providers. The cost of implementing this restructuring plan was $0.5 million, which is included in the results for 2008.

Financial Income, Net. Financial income, net, was $0.7 million for the year ended December 31, 2009, $0.7 million for the year ended December 31, 2008 and $1.5 million for the year ended December 31, 2007. Financial income in 2009 consisted of $0.3 million in interest income and $0.4 million in gains on marketable securities. In 2008, financial income consisted of $1.5 million in interest income, offset by a loss of marketable securities of $0.4 million, foreign currency translation losses and bank charges of $0.4 million. In 2007, financial income consisted of interest income of $1.6 million, offset by bank charges of $0.1 million. The reduction in interest income from 2007 to 2009 resulted from a decline in our cash and investments portfolio during the periods and from a significant decline in interest rates, especially during 2009. The 2008 loss on marketable securities included $0.3 million of impairment in our auction rate security, which was reversed in 2009 when we sold the security at par value. (See also “Item 3: Key Information. D. Risk Factors. Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk”). In addition in 2008, our financial income was adversely affected by the weakening of the English Pound on our monetary English Pound balances.

Pre-tax Loss from Continuing Operations. As a result of the above factors, our continuing customer service and support operations generated pre-tax losses of $7.7 million in 2009, $7.0 million in 2008 and $12.1 million in 2007.

Tax benefit. In 2009, our tax benefit in the amount of $0.1 million was composed of $0.2 million in tax benefit from continuing operations offset by $0.1 million in tax expenses in the U.S. In 2008, our tax benefit in the amount of $2.0 million was composed of $2.1 million in tax benefit from continuing operations, used to offset the capital gain from the sale of our discontinued operations, and $0.1 million tax expenses. In 2007, our tax benefit in the amount of $8.7 million was composed of $5.4 million in deferred tax income and $3.3 million in tax benefit from continuing operations. The deferred tax income of $5.4 million was recorded due to the expected utilization of the net operating loss carryforward in respect of the sale of our traditional market business for which we received consideration of $26 million in cash. The tax benefit of $3.3 million relates to current losses of the continuing operation.

Income from Discontinued Operations net of taxes. The income from discontinued operations for the year ended December 31, 2009 was $0.6 million and represents the discharge of a liability associated with the discontinued operations. See Item 8: Financial Information, A. Consolidated Statements and Other Financial Information, Legal Proceedings. The income from discontinued operations for the year ended December 31, 2008 was $18.2 million and includes mainly the capital gain, net of taxes. The income from discontinued operations for the year ended December 31, 2007 in the amount of $7.5 million includes the activities of the traditional market business.

Net Income (Loss). As a result of the above factors, our operations generated a net loss of $7.0 million in 2009, net income of $13.2 million in 2008 and net income of $4.1 in 2007.

B.	Liquidity and Capital Resources

Since our inception, we have funded operations through the private placement and public offering of equity securities, internal operations, the sale of our traditional market business and, to a lesser extent, borrowings from financial institutions.

As of December 31, 2009, we had $23.8 million in cash and investments, including $0.6 million in restricted cash. During 2009, operating activities (including discontinued operations) used approximately $9.3 million in cash, composed of $8.8 million net cash used in continuing operations and $0.5 million net cash used by discontinued operation. The major components using cash in the continuing operations were the net loss of $7.6 million from continuing operations, a reduction in payments owed to vendors and employees of $1.5 million, primarily from the payment of accrued severance of $0.6 million, a reduction in deferred revenues of $0.3 million, offset by decreased spending for prepaid expenses such as insurance expense of $0.2 million, non-cash depreciation of $0.5 million, non-cash expenses for stock compensation related to options in the amount of $0.4 million, and a $0.1 million add-back of non-cash accrued interest and amortization of premium on marketable securities. The major component using cash in discontinued operations was a decrease in accrued liabilities. Cash provided by investing activities was $10.6 million, including a $2.6 million cash inflow from the release of funds held in escrow associated with the disposal of our traditional market business, proceeds from the sale of marketable securities of $21.0 million, offset by the purchase of marketable securities of $12.8 million and the purchase of property and equipment in the ordinary course of business of $0.3 million. Cash provided by financing activities of $0.1 million represented the receipt of cash upon the exercise of stock options. We believe that our cash and investments are sufficient to cover our liabilities for the next twelve months.

As of December 31, 2008, we had $33.1 million in cash and investments including $3.2 million restricted cash of which $2.6 million was held in escrow by a third party through June 2009 as a security for payment of potential indemnification claims under the January 2008 agreement for the sale of our traditional market business, for which we received consideration of $26 million in cash. Expenses associated with that transaction were approximately $1.4 million. During 2008 we purchased a total of 4,447,184 of our ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by us for a total of $17.9 million including related expenses. During 2008, operating activities (including discontinued operations) used approximately $6.7 million in cash, composed of $5.0 million net cash used in continuing operations and $1.7 million net cash used by discontinued operation. The major components using cash in the continuing operations were the net loss of $5.0 million from continuing operations, the increase of $1.1 million in trade receivables and the decrease of $0.9 million in deferred revenue and the increase in other current assets of $0.5 million that was partly offset by non-cash depreciation and amortization of $0.8 million, non-cash expenses for stock compensation related to options granted to employees and officers in the amount of $0.9 million and the impairment of marketable securities of $0.4 million. The major component using cash in discontinued operations was a decrease in accrued liabilities. Net cash provided by investing activities was $28.8 million in 2008, composed of $6.7 million net cash provided by continuing operations and $22.1 million net cash provided by discontinued operations. The major components providing cash in the continuing operations were the net proceeds from marketable securities in the amount of $8.2 million and was partly offset by the purchase of property and equipment in the amount of $1.0 million and the increase in restricted cash of $0.6 million. The major component providing cash from discontinued operations was the net gain from selling our traditional market business. Net cash used by financing activities from continuing operations was $16.9 million attributed to the $17.9 million used to purchase our shares, which was offset by $0.9 million of proceeds received from the exercise of stock options.

As of December 31, 2007, we had $33.8 million in cash and investments, all of which were interest bearing. During 2007, operating activities (including discontinued operations) used approximately $3.2 million in cash, composed of $10.9 million net cash used in continuing operations which was offset by $7.7 million net cash provided by discontinued operations. The major components using cash in the continuing operations were the net loss of $3.4 million from continuing operations, the $5.4 million deferred tax assets that was created in 2007, the increase of $2.6 million in trade receivables and the decrease of $1.0 million in deferred revenue that was partly offset by the non-cash depreciation and amortization of $0.7 million and the non-cash expenses for stock compensation expense related to options granted to employees and officers of $0.8 million. The major component generating cash in discontinued operations was net income of $7.5 million. Net cash provided by investing activities was $3.4 million in 2007. It consisted primarily of net proceeds from marketable securities in the amount of $3.9 million and was partly offset by the purchase of property and equipment in the amount of $0.5 million. Net cash provided by financing activities was attributed to the $1.0 million proceeds received from the exercise of stock options.

Expenditures for property and equipment were approximately $0.3 million, $1.0 million and $0.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations.

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

Foreign Currency. Our results of operations are reported in U.S. dollars, however, a significant portion of our revenues and expenses are generated and incurred outside of the United States and in currencies other than the U.S Dollar, particularly in NIS, English Pounds and Euros. We use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on future cash flows from certain NIS-denominated expenses. Please refer to Item 11 for information regarding the impact of foreign currency exchange rates and hedging activities.

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

Our research and development expenses were $3.5 million for the year ended December 31, 2009, $4.8 million for the year ended December 31, 2008 and $4.4 million for the year ended December 31, 2007. As of December 31, 2009, 2008 and 2007, respectively, we had 30, 31 and 38 employees engaged in our product development activities. See “Item 5: Operating and Financial Review and Prospects, A. Operating Results. Restructuring Charges” for disclosure regarding the reduction of our workforce in 2008 which included termination of our engagement with research and development third party service providers.

D.	Trend Information

We believe that our sales cycle for our customer service and support market products might be lengthened due to the reasons discussed in the risk factors referenced below. As a result, we are unable to determine what impact, if any, this may have on our business model. See “Risk Factors “Our business model is focused on continued growth in a market in which we have only several years of experience and failure to continue our early penetration into this market would negatively impact our results of operations”, “We do not have a proven business model for the customer services and support market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace, our customer service and support solutions, may be harmed or we will experience a further delay in generating revenues from these products” and “Global recession and continued credit constraints could adversely affect us” for a discussion of the potential effects of this trend.

Currently, we anticipate that our customer service and support solutions might continue to generate revenues from a small number of deals with large average dollar amounts compared to our traditional market business. See “Risk Factor: “Revenues from our customer service and support solutions might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations” for a discussion of the risks our business and prospects for growth face in connection with continued customer concentration.

We anticipate that a large number of our future customer service and support solutions deals will continue to involve substantial customization and implementation services of our solutions and that a majority of our revenues will continue to derive from the provision of professional services. If we do not increase the proportion of our total revenue attributable to software license fees or if we do not increase our professional services gross margins we may not be able to achieve or maintain profitability. Our limited experience and knowledge regarding the customer services and support market may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated. Any such expending of more resources may negatively impact our professional services gross margins and our ability to achieve or maintain profitability. See “Risk Factors: “Our revenues could be adversely affected if we fail to recruit and retain consultants and other technical service personnel”, “A majority of our revenues derives from the provision of professional services” and “Failure to deliver professional services efficiently could negatively impact our gross margins” for a discussion of the potential effects of this trend.

We may continue to be subject to a foreign currency risk. Our results of operations are reported in U.S. dollars, however, we expect that a significant portion of our revenues and expenses will be generated and incurred outside of the United States and in currencies other than the U.S Dollar. Depreciation of the Euro or the English Pound against the U.S. dollar will have the effect of reducing our U.S. dollar revenues from transactions recorded in these currencies. Additionally, fluctuations in the U.S. dollar against the New Israeli Shekel (NIS), English Pound or Euro exchange rate will have the effect of impacting the U.S. dollar cost of our operations in Israel, in the UK or in European countries as applicable. As a result, we may be subject to a foreign currency risk. See “Risk Factor: Exchange rate Fluctuations between the dollar and other currencies may negatively affect our results of operation” for a discussion of the potential effects of this trend.

Our backlog may decrease if we do not maintain or increase the number of transactions. See: “Item 5 Operating and Financial Review and Prospects. A. Operating Results, Revenues and Cost of Revenues” for further disclosure regarding our revenue recognition policy in 2009. Reduced backlog means that we will be more dependent on signing new transactions in 2010 in order to generate revenues. See “Risk Factor: Our revenues may decline if we do not increase the number of transactions we enter into in 2010” for a discussion of the potential effects of this trend.

E. Off-balance sheet arrangements. We are not party to any off-balance sheet arrangements. See “Item 4b: Material Effects of Government Regulation in Israel”.

F. Tabular Disclosure of Contractual Obligations. The following table summarizes our contractual obligations and commercial commitments as of December 31, 2009:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facilities	$1,829	$687	$1,142	-	-
Severance pay*	$505	-	-	-	-

*	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. For employees whose employment commencement date is prior to January 1, 2005 these obligations are payable only upon the termination of the respective employee. However, while this amount may be reduced upon voluntary termination by an employee, it is not our general practice to reduce the amounts of severance payments in cases of voluntary termination. As of December 31, 2009, the severance pay funds were $0.3 million and will be used to satisfy a portion of our obligations.

G.	Safe Harbor

Not applicable.

H.	Non-GAAP Financial Measures

Not applicable.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our executive officers and directors as of March 15, 2010:

Name	Age	Position
Thomas H. Clear	54	Chief Executive Officer
Robert C. Aldworth	57	Chief Financial Officer
Guy Tweedale	48	Senior Vice President European Operations
Eyal Shpin*	38	Senior Vice President of Research and Development
Gideon Hollander(1)	45	Chairman of the Board and Director
Yossie Hollander	52	Director
Ohad Zuckerman(2)(1)	45	Director
Naomi Atsmon(2)	57	Director
Dan Falk (2)	65	Director
Avner Atsmon(2)	47	Director

(1)	Member of the Options Committee
(2)	Member of the Audit Committee
*	Mr. Shpin informed us that we will be living the company as of April 16, 2010.

Thomas H. Clear joined us in April 2009 as our chief executive officer. Mr. Clear has over 25 years of global executive experience in the software and telecommunications markets. From July 2006 to April 2009 Mr. Clear served as president and chief commercial officer at Spinvox Inc., a provider of voicemail-to-text service for telecommunications carriers. Prior to that, from 1998 to 2006, Mr. Clear served as a general manager at Amdocs. Mr. Clear’s prior background includes senior management positions at SBC, Convergys and a broad base of other product development and business growth management positions.

Robert C. Aldworth joined us in April 2009 as our chief financial officer. Mr. Aldworth served as our chief financial officer from 2001 to 2005. Between 2005 and 2009, Mr. Aldworth served as SVP-Finance at Infor Global Solutions. Mr. Aldworth has extensive experience in finance, operations and investor relations.

Guy Tweedale joined us in October 2007 as our executive of our European operations. Mr. Tweedale has more than 19 years of experience in the IT industry and his background includes a strong focus on business process automation and enhancement in key areas such as customer management, field-based activities and financial control. From January 2004 to June 2007 Mr. Tweedale served as Managing Director for Saratoga Systems in Northern Europe for their CRM and Mobile Data Access divisions. Prior to January 2004 Mr. Tweedale has held a number of senior management roles with companies such as Extensity, Microsoft (Visio), TDK (mobile communications hardware), and Toshiba (mobile computing platforms).

Eyal Shpin joined us in November 2006 as our Vice President of Research and Development. From September 2005 to October 2006, Mr. Shpin served as Director of CRM and PLM development at Infor/SSA. From February 2001 to August 2005 Mr. Shpin served as VP R&D of C-Ark/Baan Israel. Prior to February 2001 Mr. Shpin has held a number of senior management roles with startup companies such MindEcho and Net2Wirless. Mr. Shpin holds a Bachelor of Science in Computer Science and Physics from Ben Gurion University in Israel.

Gideon Hollander was a co-founder of Jacada in 1990. Mr. Hollander has been the Chairman of our Board of Directors since January 2008, having served as our Chief Executive officer from 1990 to December 2007. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations. Gideon Hollander is Yossie Hollander’s brother.

Yossie Hollander has been director since 1990 and was the Chairman of our Board of Directors from November 1995 to December 2007. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Mr. Hollander is a member of the executive board of the Weizmann Institute of Science. Yossie Hollander is Gideon Hollander’s brother

Ohad Zuckerman has served as a director since December 2000. Mr. Zuckerman is the CEO of UniVerve Ltd., a renewable energy group, specializing in Waste-to-Energy and Microalgae-to-Biofuel. Between January 2000 and March 2008 Mr. Zuckerman served as the President & CEO of Zeraim Gedera Ltd., an agricultural company which specializes in breeding of vegetable varieties as well as in production and marketing to the seeds of such varieties worldwide. Prior to this position Mr. Zuckerman served as Zeraim Gedera’s Executive Vice President between 1998-2000 and as its

Marketing Manager between 1990-1998. Between 1998-2002 Mr. Zuckerman served as a member of the board of directors at Maximal Innovative Intelligence Ltd., a provider of software for extracting information from data warehouses, which was sold to Microsoft.

Naomi Atsmon has served as a director since June 2001. Ms. Atsmon served as a Division President of Amdocs Ltd., a provider of information system solutions to communications companies, from July 1997 to December 2002. From 1994 until 1997, Ms. Atsmon served as a vice president at Amdocs Ltd. Ms. Atsmon previously held various positions at Amdocs since 1986.

Dan Falk has served as a director since August 2004. Mr. Falk serves as a member of the boards of directors of Orbotech Ltd., Attunity Ltd., Nice System Ltd., Orad Hi-Tech Systems Ltd., Ormat Technologies Inc., Plastopil Ltd., Nova Measuring Systems Ltd., AVT Ltd., Amiad Filteration Systems Ltd, Oridion Madical Ltd. and Chromagen Ltd. In 1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.

Avner Atsmon joined us in October 2006 as a director. Prior to his retirement Mr. Atsmon served as Vice President of Engineering of Starhome Ltd. from January 2000 to June 2002. From December 1993 to December 1999 Mr. Atsmon served in several positions at Comverse Infosys including as a Chief Operating Officer. From November 1991 to November 1993 Mr. Atsmon was Fax Application Manager of National Semi-Conductors, Palo Alto California. Naomi Atsmon and Avner Atsmon are not related.

B.	Compensation

The aggregate remuneration we paid for the year ended December 31, 2009 to all executive officers as a group, including our former senior vice president of global marketing, former chief executive officer and former chief financial officer was $1.72 million in salaries, fees, commissions and bonuses. This also includes $0.4 million paid as severance to our terminating executive officers and $0.3 million paid to a former executive for the purchase of their stock options. As of August 2008 each our directors receive annual compensation of NIS 42,600 (approximately $11,000) plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended. Between January 1, 2009 and June 30, 2009 Mr. Gideon Hollander received a quarterly fee of $12,000 as total consideration for his services as a consultant, director and the chairman of our board. As of July 1, 2009, and for as long as Mr. Gideon Hollander serves as our chairman of the board, Mr. Hollander receives a quarterly fee of $6,000 in addition to his compensation as a director. In addition, all directors are entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as board members, including attending board of directors meetings. Directors also receive options to purchase our ordinary shares.

As of February 28, 2010 options to purchase 1,790,000 ordinary shares granted to our directors and executive officers (10 persons) under our option plans were outstanding. The weighted average exercise price of these options was $3.26 per share ranging from $1.50 to $9.13, and the expiration dates of the options range from January 2, 2011 to February 2, 2017.

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

At our annual meeting in August 2004, the shareholders voted to fix the number of directors at six directors. In accordance with the terms of our articles of association, the board of directors is divided into four classes, with the following terms of office:

•	Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2012;

•	Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2010;

•	Class III directors, whose terms expire at the annual meeting of shareholders to be held in 20011; and

•	A class of directors whose terms expire after one year, at each annual meeting of shareholders.

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

We do not have service contracts with any of our directors, other than with, Gideon Hollander, our chairman of the board.

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

Pursuant to the current listing requirements of the Nasdaq Global Market, we are required to have at least three independent directors on our audit committee. We have appointed such audit committee. Pursuant to the Sarbanes-Oxley Act of 2002, the Nasdaq Global Market has introduced listing standards requiring all members of an audit committee to comply with tightened independence requirements. All four members of our audit committee currently comply with those requirements.

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

Options Committee

The responsibilities of the options committee include granting options under our stock options plans in accordance with policies determined by our board of directors.

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

A person may not serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an external director. Any committee of the board of directors must include at least one external director, except that the audit committee must include both external directors. An external director is only entitled to compensation as provided in regulations promulgated under the Companies Law. Ohad Zuckerman, Naomi Atsmon and Avner Atsmon are currently serving as our external directors. Naomi Atsmon and Avner Atsmon are not related.

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

As of December 31, 2009, we had 49 employees in Israel, 59 in the United States and 28 in Europe. Of our 136 employees, 30 were engaged in research and development, 26 in sales, marketing and business development, 54 in professional services and technical support and 26 in finance, administration and operations. With respect to our Israeli and European employees, we are subject to local labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay, termination of employment procedures and other conditions of employment.

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

The following table sets forth for the last three financial years, the number of our employees broken down into categories.

Period ending December 31,	2009	2008	2007

Research and Development	30	31	38
Marketing, Sales, Services and Customer Support	80	90	93
Administration Management and Information Systems	26	29	32
Discontinued Operations		-	8
Total	136	150	171

E.	Share Ownership

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

As of December 31, 2009, 1,688,963 ordinary shares were available for future grants under these option plans to be granted to officers, directors, employees and consultants. As of December 31, 2009, options to purchase 2,895,417ordinary shares were outstanding under the option plans. As of December 31, 2009, the weighted average exercise price of options outstanding under our option plans is $3.14. Our option plans are administered by our board of directors and the options committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants. In addition, pursuant to the option plans, the exercise price of options shall be determined by our board of directors or our options committee but may not be less than the par value of the ordinary shares and is typically the fair market value on the date of grant. The vesting schedule of the options is also determined by our board of directors or our options committee but generally the options vest over a four year period. Generally, options granted under the option plans are exercisable until seven to ten years from the date of the grant. The 1996 Option Plan and the 1999 Option Plan expired on December 31, 2005 and December 31, 2009 respectively. The 2003 Share Option Plan will expire on December 31, 2012.

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

The following table sets forth, to the best of our knowledge, as of March 31, 2010, those shareholders that own 5% or more of our capital stock and officers that own 1% or more of our capital stock.

Name of Beneficial Owner	Number of Shares Owned	Percentage
Yossie Hollander (1)	2,236,510	13.38%
Gideon Hollander (2)	2,064,987	12.09%
KVO Capital Management, LLC (3)	1,118,651	6.75%
Emancipation Capital, LP (4)	996,189	6.01%
New Resources (5)	920,000	5.55%
Gunar Anstalt (6)	895,000	5.40%

(1)	Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander. Represents 1,301,280 ordinary shares owned individually by Mr. Hollander, 302,670 ordinary shares owned by Mr. Hollander’s spouse and 500,060 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein. Includes 132,500 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 480,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares and an aggregate of 1,549,600 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests. Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts. Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346.
(2)	Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander. Represents 1,564,987 ordinary shares owned individually by Mr. Hollander, and 500,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 480,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 11 Shenkar Street, Herzliya 46725, Israel.
(3)	Based on a Schedule 13G/A filed with the Commission on February 4, 2010. Includes 85,291 shares held in a private account on behalf of Mr. Robert B. Ashton, a portfolio manager of KVO Capital Management, LLC, over which KVO has both voting and dispositive power pursuant to contract and 885,572 shares held in other private accounts over which KVO has both voting and dispositive power pursuant to contract. We make no representation as to the accuracy or completeness of the information reported. The address of KVO Capital Management, LLC and Mr. Robert B. Ashton is 33 S. Main Street, Hanover, NH 03755 USA.
(4)	Based on a Schedule 13G/A filed with the Commission on February 8, 2010. This amount represents ordinary shares held by the following entities: Emancipation Capital, LP, Emancipation Capital, LLC, Emancipation Capital Master, Ltd., Charles Frumberg, and Hurley Capital, LLC. We make no representation as to the accuracy or completeness of the information reported. The address of Emancipation Capital, LP and of Hurley Capital, LLC is 825 Third Avenue New York, NY 10022, USA.
(5)	Based on a Schedule 13G filed with the Commission on February 16, 2010. We make no representation as to the accuracy or completeness of the information reported. New Resource’s address is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
(6)	Based on a Schedule 13G filed with the Commission on February 22, 2010. We make no representation as to the accuracy or completeness of the information reported. Gunar Anstalt’s address is AeuleStrasse 5, FL-9490 Vaduz, Liechtenstein.

The shareholders that own 5% or more of our capital stock do not have different voting rights.

Based on information available to us, as of March 1, 2010, there were 44 record holders of our shares in the United States, which represented approximately 38% of the outstanding shares as of such date. To our knowledge, no corporation, foreign government or other natural or legal person directly or indirectly controls Jacada.

B.	Related Party Transactions

As of August 2008 our directors each receive annual compensation of NIS 42,600 (approximately $11,000) plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended. Between January 1, 2009 and June 30, 2009 Mr. Gideon Hollander received a quarterly fee of $12,000 as total consideration for his services as a consultant, director and the chairman of our board. As of July 1, 2009, and for as long as Mr. Gideon Hollander serves as our chairman of the board, Mr. Hollander receives a quarterly fee of $6,000 in addition to his compensation as a director. See “Item 6: Directors, Senior Management And Employees” for disclosure about our directors’ compensation. In March 2009, our board of directors approved the purchase of vested options held by our departing CFO for an aggregate amount of $0.25 million.

C.	Interests of Expert and Counsel

Not applicable.

Item 8: FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 for audited consolidated financial statements.

Export Sales

We generated $7.7 million, approximately 47% of our revenues, in North America and $8.8 million, approximately 52% in Europe through wholly owned subsidiaries during the period beginning January 1, 2009 and ending December 31, 2009. Our export sales consist mainly of intercompany transactions with our subsidiaries.

Legal Proceedings

We are, from time to time, a party to legal proceedings that are incidental to our business.

In August 1999, a former distributor filed an arbitration demand in the United Stated against our subsidiary located in the United Kingdom. This demand alleged that the subsidiary breached its agreement with the distributor by directly selling products to a customer, while the distributor had an exclusive right to sell products to said customer, and that the distributor was entitled to damages of $3.5 million. A decision by a United States arbitrator was entered during 2001, which awarded the distributor a net amount of $0.4 million and 50% of amounts collected from this customer in the future and legal expenses related to the arbitration.

On April 24, 2001, our subsidiary filed a separate action to vacate the arbitration award. Subsequently, the distributor filed an application for enforcement of the arbitration award. Pursuant to an October 21, 2003 Order, the arbitration award was validated by the United States Court for the Western District of Michigan, and the subsidiary’s motion to vacate was denied. The subsidiary filed an appeal with the United States Court for the Sixth Judicial Circuit and on March 18, 2005, the Court of Appeals confirmed the District Court’s decision. The subsidiary’s motion for rehearing filed with the Court of Appeals was also denied. The arbitration award was therefore final. To have the arbitration award enforced, however, the distributor was required to file for enforcement in the courts of the United Kingdom.

On October 2, 2008, the distributor sent an attorney letter indicating the distributor’s intention to enforce the Judgment and requested to resolve the matter by a mutual settlement prior to their commencement of any enforcement proceedings. On December 8, 2008, our subsidiary responded claiming that an attempt to enforce the Judgment in the United Kingdom would be misconceived and bound to fail due to various reasons, including inter alia, the expiration of the statutory limitation period for enforcement of an arbitration award in the United Kingdom.

As of October 2009, the statutory limitation period for enforcement of the arbitration award and the district court judgment in the United Kingdom expired. As a result, we reversed a provision associated with the claim during the 2009 fourth quarter in the amount of $0.6 million, net of taxes.

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

During March 2010 we invested in securities of US entities traded in US stock markets for an aggregated purchase price of approximately $10 million. See “Item 5.B Liquidity and Capital Resources.

Item 9: THE OFFER AND LISTING

A.	Offer and Listing Details

Share History

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol “JCDA” and on the Tel Aviv Stock Exchange (“TASE”) under the same symbol or its Hebrew equivalent.

The following table shows the high and low market prices on the Nasdaq Global Market of our ordinary shares in the indicated years. Trading in our shares on the Nasdaq commenced on October 14, 1999.

Year	Period	High	Low

2005	01/01/05 – 12/31/05	3.58	1.93
2006	01/01/06 – 12/31/06	3.10	2.06
2007	01/01/07 – 12/31/07	4.27	2.46
2008	01/01/08 – 12/31/08	4.07	2.03
2009	01/01/09 – 12/31/09	3.32	1.24

The following table shows the high and low market prices on the Nasdaq Global Market for our ordinary shares for each financial quarter during our two most recent financial years.

Period	High	Low
01/01/08 – 03/31/08	4.07	2.76
04/01/08 – 06/30/08	3.97	3.06
07/01/08 – 09/30/08	3.90	3.17
10/01/08 – 12/31/08	3.83	2.03
01/01/09 – 03/31/09	3.28	1.41
04/01/09 – 06/30/09	3.32	1.91
07/01/09 – 09/30/09	2.16	1.65
10/01/09 – 12/31/09	2.10	1.24

The following table shows the high and low market prices on the Nasdaq Global Market for our ordinary shares for the most recent six months.

Month	High	Low
09/09	1.91	1.65
10/09	2.10	1.65
11/09	1.81	1.24
12/09	1.70	1.28
01/10	1.60	1.37
02/10	1.70	1.32

The following table shows the high and low market prices on the TASE of our ordinary shares in the indicated years. Trading in our shares on the TASE commenced on June 18, 2001. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rate between the U.S. Dollar and the NIS.

Year	Period	High	Low
2005	01/01/05 – 12/31/05	3.37	1.86
2006	01/01/06 – 12/31/06	3.11	2.19
2007	01/01/07 – 12/31/07	4.38	2.48
2008	01/01/08 – 12/31/08	4.20	2.24
2009	01/01/09 – 12/31/09	3.70	1.22

The following table shows the high and low market prices on the TASE for our ordinary shares for each financial quarter during our two most recent financial years. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rates between the U.S. Dollar and the NIS.

Period	High	Low
01/01/08 – 03/31/08	4.14	2.90
04/01/08 – 06/30/08	4.20	3.21
07/01/08 – 09/30/08	4.12	3.25
10/01/08 – 12/31/08	3.82	2.24
01/01/09 – 03/31/09	3.42	2.13
04/01/09 – 06/30/09	3.70	2.03
07/01/09 – 09/30/09	2.23	1.56
10/01/09 – 12/31/09	1.95	1.22

The following table shows the high and low market prices on the TASE for our ordinary shares for the most recent six months. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rates between the U.S. Dollar and the NIS.

Month	High	Low
09/09	1.99	1.62
10/09	1.95	1.61
11/09	1.90	1.26
12/09	1.71	1.22
01/10	1.63	1.31
02/10	1.56	1.39

B.	Plan of distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol “JCDA” and on the TASE under the same symbol or its Hebrew equivalent.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10: ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Required Approvals

Under the Companies Law, indemnification of, and procurement of insurance coverage for office holders must be approved by the audit committee and board of directors and, in specified circumstances, by the shareholders of a company. In August 2003, August 2004 and October 2006, our shareholders approved indemnification agreements with our directors under which we have undertaken to indemnify our directors to the fullest extent permitted under the Companies Law. In April 2009, our audit committee and board of directors approved an indemnification agreement with our chief executive officer and chief financial officer under which we have undertaken to indemnify such officers to the fullest extent permitted under the Companies Law.

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

Passive Foreign Investment Company Rules

We believe that we are not a passive foreign investment company (a “PFIC”) for United States federal income tax purposes, and we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, but we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination. Ultimately, our status is a factual determination made annually and may be subject to change. A U.S. Holder may have less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our shares if we are deemed a PFIC, unless such U.S. Holder makes certain elections which may have additional tax consequences, as described below. Making these elections or “protective” elections for the year 2009 may be particularly relevant this year given that our PFIC status for 2009 depends both on our non-PFIC status for all preceding years and on us not being a PFIC in both 2010 and 2011.

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

Based on the active nature of our assets and income, and subject to the specific exemption described below, we do not believe that we have been a PFIC for the tax years through and ending on December 31, 2009. However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of such test to us. In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC. For example, sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test. Fluctuation in the market price of our shares may also impact the application of such test.

In 2009, we held passive assets in an amount that could have caused us to become a PFIC, absent a specific exemption on which we are relying. This exemption generally requires that we meet all of the following conditions: (i) we were never a PFIC in any prior taxable year; (ii) it is established to the satisfaction of the Internal Revenue Service that (a) substantially all of our passive income this year is attributable to proceeds from the disposition of one or more active trades or businesses, and (b) we will not be a PFIC in 2010 or 2011; and (iii) we in fact will not be a PFIC in 2010 or 2011. We believe that we meet the conditions to this exemption as described above. However, since this exemption can be failed by us either being a PFIC in the past or in the future, U.S. Holders should consider making one of the elections, including “protective” elections, described below.

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

Protective QEF Election

A “protective” QEF election is a useful tool that allows U.S. Holders to continue to treat their stock as non-PFIC stock, while preserving their right to make a retroactive QEF election if it is later determined that they in fact held PFIC shares. U.S. Holders will be permitted to make retroactive elections in particular circumstances, including if the U.S. Holder had a reasonable belief that the Company was not a PFIC and filed a protective election. If it is later determined that the company was a PFIC, U.S. Holders may then make a valid retroactive QEF election and will be taxed on their cumulative annual pro rata share of the company’s ordinary earnings and net capital gains (regardless of whether any distributions were received) as the election was made on a timely basis (i.e., on a non-retroactive basis), plus an interest charge to eliminate the tax deferral arising from the retroactive election. U.S. Holders should consult their tax advisors as to the consequences of making a protective QEF election or other consequences of making the QEF election.

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

Israeli Taxation

The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us, and certain Israeli Government programs benefiting us. This section also contains a discussion of certain Israeli tax consequences to persons acquiring ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to certain types of investors subject to special treatment under Israeli law, such as traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting share capital. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in this discussion will be accepted by the tax authorities. This discussion is not intended, should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 26% for the 2009 year tax and 25% for the 2010 tax year. The tax rate will be 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. Corporate Tax rates, which were reduced from a rate of 31% for the 2006 tax year, to a rate of 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year, will further decrease to, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

The Israeli Income Tax Ordinance (the “Ordinance”), was amended in 2009 to provide that an Israeli corporation may elect a corporate tax rate of 5% (instead of 25%) on income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include, among other things, conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

Israeli companies are generally subject to capital gains taxes. Pursuant to amendments to the Ordinance in 2002 and 2005, capital gains taxes on Israeli companies were applied in 2009 at a reduced rate of 25% in respect of those gains arising after January 1, 2003, instead of the regular corporate tax rate, which will be imposed on such gains as of 2010. In addition, capital losses carried forward for tax purposes may be offset against capital gains indefinitely. The 2002 amendment also provides for the possibility to offset capital losses from sale of properties outside Israel against capital gains in Israel.

Besides being subject to the general corporate tax rules in Israel, we have also from time to time applied for and received certain tax benefits from, and participate in, programs sponsored by the Government of Israel, as described below.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 5672-1969

The Law for the Encouragement of Industry (Taxes), 5672-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. A company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS (exclusive of income from specified government loans, and specific kinds of passive income such as capital gains, interest and dividends), is derived from Industrial Enterprises owned by that company. An “Industrial Enterprise” is defined as an enterprise whose major activity in a particular tax year is industrial manufacturing activity.

Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits, among others:

•	Deduction of purchases of know-how. patents and the right to use a patent over an eight-year period for tax purposes;

•	Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies;

•	Accelerated depreciation rates on equipment and buildings; and

•	Expenses related to a public offering on the Tel Aviv Stock Exchange and on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for Encouragement of Capital Investments, 5719-1959, which is referred to below as the Capital Investments Law, provides that a proposed capital investment in a production facility or other eligible assets may, upon application to the Israeli Investment Center of the Ministry of Industry and Commerce, referred to as the Investment Center, be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or other asset. An Approved Enterprise is entitled to certain benefits, including Israeli Government cash grants, state-guaranteed loans and tax benefits.

The tax benefits available under any such approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the approval. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the various applicable tax rates, excluding any tax-exempt income. Subject to applicable provisions concerning income under the alternative package of benefits, if a company with one or more approvals distributes dividends, the dividends are deemed attributable to the entire company.

The Capital Investments Law was significantly amended effective April 2005. Tax benefits granted in accordance with the provisions of the Capital Investments Law prior to its revision remain in force, but any benefits granted subsequently are subject to the provisions of the amended law. Therefore, the following discussion summarizes the Capital Investments Law prior to its amendment as well as the relevant changes contained in the new legislation. As explained below, following the amendment, companies may receive tax benefits under the Capital Investments Law without applying for an Approved Enterprise status.

Tax benefits prior to April 2005 Amendment

Before April 1, 2005, an Approved Enterprise was entitled to receive a grant from the Government of Israel or an alternative package of tax benefits, which we refer to as alternative benefits. We selected the alternative tax benefits rout. Taxable income derived from an Approved Enterprise under the Capital Investments Law grants program is subject to tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period that income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in our share capital. The tax rate is 20% if the foreign investment is 49% or more but less than 74%, 15% if the foreign investment is 74% or more but less than 90%, and 10% if the foreign investment is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years, or 10 years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Investment. The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which the production commenced (as determined by the Investment Center) or 14 years from the year of receipt of Approved Enterprise status, whichever is earlier. The time limitation does not apply to the exemption period.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Capital Investments Law and, in lieu of the foregoing, may participate in an “Alternative Benefits Program”. Under the Alternative Benefits Program, a company’s undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and 10 years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for an additional five to eight years, depending on the extent of foreign investment in the company. There can be no assurance that the current benefit programs will continue to be available or that we will continue to qualify for benefits under the current programs.

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate under an applicable tax treaty. This withholding tax is deductible at source by the Approved Enterprise. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to twelve years thereafter. Under the Capital Investments Law, a company that has elected the alternative package of benefits is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends.

The Investments Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program in the first five years of using the equipment.

Tax benefits Subsequent to the April 2005 Amendment

On April 1, 2005, the Capital Investments Law was significantly amended. This amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. The amendment provides that terms and benefits included in any approval that was granted before the amendment came into effect will remain subject to the provisions of the Law as they were on the date of such approval. Furthermore, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export.

The amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits Provisions. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. Companies or programs receiving these tax benefits are referred to as Benefited Enterprises. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the amendment.

Tax benefits are available under the amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million. In order to receive the tax benefits, the amendment states that the company must make an investment that meets all the conditions set out in the amendment for tax benefits and exceeds a minimum amount specified in the Investment Law. Such investment allows the company to receive Benefited Enterprise status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent and time period of the tax benefits available under the amendment are determined by, among other things, the geographic location of the Benefited Enterprise.

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

A company that qualifies for tax benefits under the amendment and that subsequently pays a dividend out of the income derived from the Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower in the case of a qualified FIC which is at least 49% owned by non-Israeli residents. The dividend recipient is subject to withholding tax at the reduced rate of 15%, applicable to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time up to twelve years thereafter. The withholding tax rate will be 25% after such period. In the case of a company with over 25% foreign investment level, as defined by law, the 12-year limitation on reduced withholding tax on dividends does not apply. This tax should be withheld by the company at the source, regardless of whether the dividend is converted into foreign currency. See “Israeli Taxation Applicable to Non-Israeli Shareholders.”

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

Foreign Investor’s Company (“FIC”)

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a FIC. A FIC is a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. A company that qualifies as a FIC and has an Approved Enterprise program is eligible for tax benefits for up to ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the Approved Enterprise program may be entitled to the following:

•	Exemption from tax on its undistributed income up to ten years.

•	An additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (i.e., non-Israeli) ownership of our shares.

•	The twelve years limitation period for reduced tax rate of 15% on dividend from the approved enterprise does not apply to FIC.

Measurement of Taxable Income

Commencing with taxable year 2003, we have elected to measure our results for tax purposes. on the basis of the changes in the exchange rate of NIS against the dollar, according to the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. We believe that we meet the necessary conditions and as such, continue to measure our results for tax purposes based on the U.S. dollar.

Tax Benefits of Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, in the year incurred relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period. However, the amounts of any government grants made available to us are subtracted from the amount of the deductible expenses.

Transfer Pricing Regulations

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

Israeli Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distribution of dividends other than bonus shares or stock dividends, income tax is withheld at source at the following rates: (i) 20% for dividends paid to an individual or foreign corporation who is not a substantial shareholder; (ii) 25% for dividends paid to a substantial shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence; and (iii) rate of 12.5% for dividends paid to U.S. taxpayers, if the dividend recipient is a corporation that holds 10% or more of our voting during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year,. Notwithstanding the foregoing, with regard to dividends generated by an Approved Enterprise or Benefited Enterprise, we are required to withhold income tax at the rate of 15%, unless a different rate is provided in a treaty between Israel and shareholder’s country of residence. If the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel.

Israeli law generally imposes a capital gains tax on the sale of publicly traded securities. Pursuant to changes made to the Ordinance in January 2006, capital gains on the sale of our ordinary shares will be subject to Israeli capital gains tax, generally at a rate of 20% unless the holder claims a deduction for financing expenses in connection with such shares or holds 10% or more of our voting power during the 12 months preceding the sale, in which case it will be subject to a 25% capital gains tax. However, as of January 1, 2003, nonresidents of Israel are exempt from any capital gains tax derived from the sale of our ordinary shares for so long as (i) our ordinary shares are listed for trading on a stock exchange outside of Israel, (ii) the capital gains are not accrued or derived by the nonresident shareholder’s permanent establishment in Israel, (iii) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel, and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Ordinance. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. Notwithstanding this, non-Israeli companies may not benefit from this exemption if Israeli residents (i) have a controlling interest of 25% or more in the non-Israeli company or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of the non-Israeli company, whether directly or indirectly.

In addition, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of Ordinary Shares by a person who (i) holds the ordinary shares as a capital asset; (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty ;and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a “Treaty U.S. Resident”) will generally be exempt from Israeli capital gains tax.

Such exemption will not apply if (i) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (ii) such Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (iii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, a sale, exchange or disposition of Ordinary Shares would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes. A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

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

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our results of operations are reported in U.S. dollars, however, a significant portion of our revenues and expenses in 2009 were generated and incurred outside of the United States and in currencies other than the U.S Dollar, particularly in NIS, English Pounds and Euros. As a result, we are subject to a foreign currency risk. Our sales in Europe and in the UK and our expenses in Israel, Europe and the UK are recorded in local currencies which exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar rate of exchange. As a result, fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on future cash flows from certain NIS-denominated expenses. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements. As of December 31, 2009, we had forward contracts to sell $1,878,917 for a total amount of NIS 7,092,912 that matures prior to December 1, 2010.

The table below details the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as of December 31, 2009 and is presented in U.S. dollars (in thousands).

	Cross Currency	Notional Amount	Fair Value
Foreign contracts to hedge payroll expenses	New Israeli Shekel	1,879	39

In addition, our subsidiaries enter into transactions denominated in a currency other than their respective functional currency, which in our case, is their local currency. A change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. Transaction gains or losses result from a change in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated.

The table below details the net balance sheet exposures in currencies other than the functional currency, by geography, as of December 31, 2009. All data in the table have been converted to U.S. dollar equivalents (in thousands):

	Euro	New Israeli Shekel	Other	Total
Israel	(47)	(78)	14	(111)
United Kingdom	305			305

We invest our cash, cash equivalents, short-term investments and equity securities investments in a variety of investment vehicles in a number of countries with and in the custody of financial institutions with high credit ratings. While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, limit stock markets risk and only invest in what we view as high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial and stock marketplace, which can all affect the income that we receive, the value of our investments, and our ability to sell them. We believe that our investment securities are carried at fair value. However, over time the economic and market environment may provide additional insight regarding the fair value of certain securities which could cause us to change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. Given the current market conditions, there is continuing risk that further declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses. See “Risk Factor: Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio”.

The table below details the fair value of marketable securities, which are subject to risk of changes in interest rates, segregated by maturity dates. The data is as of December 31, 2009 and is presented in U.S. dollars (in thousands).

	Estimated Fair Value
	Up to 1 year	1-3 years	Total
Corporate debentures	1,971	2,844	4,815
U.S. government securities	3,703		3,703
Other government securities	16	1,612	1,628
U.S. government sponsored enterprise securities	520		520

At the start of 2008, we purchased $3 million principal amount of an auction rate security, or ARS. While the issuer of the ARS we purchased was rated AAA and the ARS was guaranteed by the US government, the negative conditions in the credit markets during 2008 restricted our ability to liquidate our holdings of our ARS on December 31, 2008 because the amount of such securities submitted for sale in the market exceeded the amount of purchase orders for such securities. During 2008, we were unable to sell the ARS via a successful auction or redemption process. Given the failed auction, the entire remaining amount of our ARS was classified as a long-term investment, and, during the fourth quarter of 2008, we recorded an impairment charge of $353,130 with respect to such ARS, reflecting what we determined to be an other-than-temporary decline in its value. In March 2009 we sold such ARS for the par value thereof, a total sum of $3 million, plus accrued interest and the other-than-temporary loss on the investment was reversed in 2009.

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

The net proceeds that we received as a result of the offering were $50,568,390. Through December 31, 2009, the net proceeds have been used to invest in a variety of financial instruments and for general corporate purposes. A portion of the proceeds, $6.9 million, was used in August 2001 to purchase certain assets of Propelis Software, Inc., a business unit of Computer Network Technology Corporation. During 2008 we purchased 4,447,184 of our ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by us for a total of $17.9 million including related expenses. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15: CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act) as of December 31, 2009, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

(b) Management Annual Report on Internal Control over Financial Reporting. Our board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2009. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2009, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Item 15T: CONTROLS AND PROCEDURES

Not applicable

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

At our annual shareholders meeting in December 2009, the shareholders re-elected Dan Falk to the Company’s Board of Directors to serve for a one year term. Our Board of Directors has determined that Mr. Falk qualifies as an audit committee financial expert, and Mr. Falk was appointed by the Board to serve on the audit committee. Mr. Falk also meets the requirements of the NASDAQ Stock Market listing standards to be an “independent” director and audit committee member.

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

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

2008	$130,000
2009	$155,000

Audit Related Fees

2008	$0
2009	$24,089

Tax Fees

2008	$133,000
2009	$105,000

Other Fees

2008	$75,000
2009	$0

The audit related fees we incurred in 2009 were related to Sarbanes-Oxley compliance reviews. The tax fees we incurred in 2009 were related to the preparation of tax returns and consultations regarding our international taxes and our status as a PFIC. The tax fees we incurred in 2008 were related to preparation of tax returns, consultations regarding options plans, international taxes, tax implication of our self tender offer and regarding our status as a PFIC. The other fees we incurred in 2008 were related to consultations regarding the sale of our traditional market business.

Our audit committee is responsible for the appointment and oversight of our independent auditors’ work. Pursuant to its charter, the audit committee also has the sole authority to review in advance, and grant any appropriate pre-approvals of, (a) all auditing services to be provided by our independent auditors; (b) all non-audit services to be provided by our independent auditors as permitted by Section 10A of the U.S. Securities Exchange Act of 1934; and (c) all fees and other terms of engagement. The audit committee’s policy is to specifically pre-approve all annual services provided by our independent auditors in connection with the preparation of their audit, which may include audit services, audit-related services, tax services and other services. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting a specific budget for such services. Additional services may be commissioned on the basis of a pre-approval by the audit committee for non-annual audit related services up to a specified amount (a “de minimis exception”). During 2009, five percent of the tax fees described above were approved through the de minimis exception provision to the requirement that all services be approved by the audit committee. Once such services have been pre-approved and performed, the independent auditors and our management report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

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

AS OF DECEMBER 31, 2009

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

JACADA LTD.

We have audited the accompanying consolidated balance sheets of Jacada Ltd. and its subsidiaries ("the Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009 and 2008 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2010	A Member of Ernst & Young Global

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,624	$11,059
Marketable securities	6,210	8,915
Trade receivables (net of allowance for doubtful accounts of $ 3 and $ 200 at December 31, 2009 and 2008, respectively)	4,949	4,713
Restricted cash held by trustee	-	2,640
Restricted cash	557	559
Prepaid expenses	576	609
Other current assets	1,309	1,413
Assets of discontinued operations	-	64

Total current assets	26,225	29,972

LONG-TERM ASSETS:
Marketable securities	4,456	9,896
Severance pay fund	286	586
Property and equipment, net	994	1,266
Goodwill	3,096	3,096

Total long-term assets	8,832	14,844

Total assets	$35,057	$44,816

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2009	2008
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,194	$1,245
Accrued expenses and other liabilities	2,398	3,096
Deferred revenues	685	1,006
Liabilities of discontinued operations	-	1,363

Total current liabilities	4,277	6,710

LONG-TERM LIABILITIES:
Accrued severance pay	505	1,120
Other long-term liabilities	123	185

Total long-term liabilities	628	1,305

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 30,000,000 shares at December 31, 2009 and 2008; Issued: 21,026,193 and 20,985,805 shares at December 31, 2009 and 2008, respectively; Outstanding: 16,579,009 and 16,538,621 shares at December 31, 2009 and 2008, respectively	60	60
Additional paid-in capital	75,422	75,173
Treasury shares at cost - 4,447,184 Ordinary shares as of December 31, 2009 and 2008	(17,863)	(17,863)
Accumulated other comprehensive income	278	160
Accumulated deficit	(27,745)	(20,729)

Total shareholders’ equity	30,152	36,801

Total liabilities and shareholders’ equity	$35,057	$44,816

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2009	2008	2007
Revenues:
Software licenses	$1,370	$7,647	$3,706
Services	12,967	14,540	8,479
Maintenance	2,324	2,178	1,812

Total revenues	16,661	24,365	13,997

Cost of revenues:
Software licenses	238	544	449
Services	10,047	11,038	7,009
Maintenance	648	856	745

Total cost of revenues	10,933	12,438	8,203

Gross profit	5,728	11,927	5,794

Operating expenses:
Research and development	3,490	4,819	4,402
Sales and marketing	6,205	8,829	9,787
General and administrative	4,433	5,583	5,249
Restructuring costs	-	451	-

Total operating expenses	14,128	19,682	19,438

Operating loss	(8,400)	(7,755)	(13,644)
Financial income, net	708	715	1,548

Loss from continuing operations before taxes	(7,692)	(7,040)	(12,096)
Income tax benefit	93	2,043	8,672

Net loss from continuing operations	(7,599)	(4,997)	(3,424)
Income from discontinued operation, net of taxes (in the amount of $ 227, $ 7,734 and $ 3,354, respectively)	583	18,234	7,540

Net income (loss)	$(7,016)	$13,237	$4,116

Basic and diluted net earnings (loss) per share:
From continuing operations	$(0.46)	$(0.26)	$(0.17)

From discontinued operation	$0.04	$0.94	$0.37

Basic and diluted net earnings (loss) per share	$(0.42)	$0.68	$0.20

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	16,565,323	19,354,810	20,364,752

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares			Additional paid-in	Treasury shares	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders’
	Shares	Amount		capital	at cost	income (loss)	deficit	income (loss)	equity
Balance as of January 1, 2007	20,132,164	$58		$71,547	$-	$(128)	$(38,082)		$33,395
Exercise of stock options	468,701	1		1,016	-	-	-		1,017
Stock-based compensation related to options granted to employees and directors	-	-		791	-	-	-		791
Stock-based compensation related to options granted to non-employees	-	-		39	-	-	-		39
Comprehensive income:
Net income	-	-		-	-	-	4,116	$4,116	4,116
Changes in unrealized gains from available-for-sale marketable securities, net	-	-		-	-	411	-	411	411
Changes in unrealized gains from derivatives, net	-	-		-	-	135	-	135	135

Total comprehensive income								$4,662

Balance as of December 31, 2007	20,600,865	59		73,393	-	418	(33,966)		39,904
Exercise of stock options	384,940	1		913	-	-	-		914
Stock-based compensation related to options granted to employees and directors	-	-		860	-	-	-		860
Stock-based compensation related to options granted to non-employees	-	-		7	-	-	-		7
Treasury shares at cost	(4,447,184)	-		-	(17,863)	-	-		(17,863)
Comprehensive income
Net income	-	-		-	-	-	13,237	$13,237	13,237
Changes in unrealized gains from available-for-sale marketable securities, net	-	-		-	-	(66)	-	(66)	(66)
Changes in unrealized losses from derivatives, net	-	-		-	-	(192)	-	(192)	(192)

Total comprehensive income								$12,979

Balance as of December 31, 2008	16,538,621	60		75,173	(17,863)	160	(20,729)		36,801
Exercise of stock options	40,388	*	)	68	-	-	-		68
Stock-based compensation related to options granted to employees and directors	-	-		420	-	-	-		420
Stock-based compensation related to options granted to non-employees	-	-		11	-	-	-		11
Repurchase of options	-	-		(250)	-	-	-		(250)
Comprehensive income
Net loss	-	-		-	-	-	(7,016)	$(7,016)	(7,016)
Changes in unrealized gains from available-for-sale marketable securities, net	-	-		-	-	(121)	-	(121)	(121)
Changes in unrealized gains from derivatives, net	-	-		-	-	70	-	70	70
Foreign currency translation adjustments	-	-		-	-	169	-	169	169

Total comprehensive loss								$(6,898)

Balance as of December 31, 2009	16,579,009	60		$75,422	$(17,863)	$278	$(27,745)		$30,152

Accumulated other comprehensive income as of December 31, 2009:
Accumulated unrealized gain from derivatives						$39
Accumulated unrealized income from available-for-sale securities						70
Foreign currency translation adjustments						169

						$278

*)	Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net income (loss)	$(7,016)	$13,237	$4,116
Less: net income from discontinued operation	(583)	(18,234)	(7,540)

Net loss from continuing operations	(7,599)	(4,997)	(3,424)
Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	546	811	746
Stock-based compensation related to options granted to employees, non-employees and directors	431	867	830
Accrued interest and amortization of premium (accretion of discount) on marketable securities	139	389	(155)
Loss (gain) on marketable securities	(353)	372	-
Accrued severance pay, net	(315)	(18)	51
Increase in trade receivables, net	(236)	(1,100)	(2,655)
Decrease (increase) in other current assets	176	(478)	(668)
Deferred taxes	-	-	(5,404)
Increase (decrease) in trade payables	(51)	78	(35)
Decrease in deferred revenues	(307)	(948)	(954)
Increase (decrease) in accrued expenses and other liabilities	(908)	(212)	735
Increase (decrease) in other long-term liabilities	(62)	185	-
Other	-	10	(18)

Net cash used in operating activities from continuing operations	(8,539)	(5,041)	(10,951)
Net cash provided by (used in) operating activities from discontinued operations	(475)	(1,684)	7,725

Net cash used in operating activities	(9,014)	(6,725)	(3,226)

Cash flows from investing activities:
Investment in marketable securities	(12,801)	(29,297)	(12,566)
Proceeds from marketable securities	21,039	37,523	16,455
Purchase of property and equipment	(275)	(982)	(478)
Proceeds from sale of property and equipment	-	5	23
Decrease (increase) in restricted cash	2	(559)	-

Net cash provided by investing activities from continuing operations	7,965	6,690	3,434
Net cash provided by discontinued operation, net	2,640	22,083	-

Net cash provided by investing activities	10,605	28,773	3,434

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007
Cash flows from financing activities:
Purchase of treasury shares	-	(17,863)	-
Repurchase of options	(250)	-	-
Proceeds from exercise of stock options	68	914	1,017

Net cash provided by (used in) financing activities from continuing operations *)	(182)	(16,949)	1,017

Effect of exchange rate changes on cash	156	-	-
Increase in cash and cash equivalents	1,565	5,099	1,225
Cash and cash equivalents at the beginning of the year	11,059	5,960	4,735

Cash and cash equivalents at the end of the year	$12,624	$11,059	$5,960

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Taxes on income	$158	$76	$22

*)	There were no cash flows from financing activities related to discontinued operations.

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

Jacada Ltd.’s wholly-owned subsidiaries include Jacada, Inc., a corporation organized under the laws of the state of Delaware, Jacada (Europe) Limited, a company organized under the laws of England and Jacada Nordic AB, a company organized under the laws of Sweden during 2009. Jacada (Europe) Limited owns 100% of the stock of Jacada Deutschland GmbH, a limited liability company organized under the laws of Germany. The majority of the Company’s sales are made in North America and Europe.

b.	Discontinued operations:

On December 19, 2007, the Company signed an agreement for the sale of its traditional market business. The closing took place on January 1, 2008.

The proceeds from the sale amounted to $ 26,000, of which $ 2,600 was held in escrow by a trustee through July 2009 as a security for payment of potential indemnification claims. The escrow amount, together with accrued interest of $ 40, are presented as restricted cash held by trustee on the balance sheet as of December 31, 2008. In July 2009, the $2,600 was released to the Company. The capital gain, net of taxes, amounted to $ 18,399, and recorded in 2008.

In accordance with the provisions of Accounting Standard Codification 205-20, “Discontinued Operations” (“ASC 205-20”), the activity of the disposed traditional market business was classified as discontinued operation in previous and in these consolidated financial statements.

As of December 31, 2008, the carrying amounts of the major classes of assets and liabilities included as part of the discontinued operations are as follows:

Trade receivables	$11
Other current assets	53

Assets of discontinued operations	$64

Accrued expenses and other liabilities	$1,363

Liabilities of discontinued operations	$1,363

There were no assets and liabilities associated with the discontinued operations as of December 31, 2009.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-  GENERAL (Cont.)

The results of the discontinued operations for the years ended December 31, 2009, 2008 and 2007 are presented below:

	Year ended December 31,
	2009	2008	2007
Revenues	$-	$-	$12,719
Pretax income *)	$810	$25,968	$10,894
Net income **)	$583	$18,234	$7,540

*)	In 2008, this amount includes capital gain before taxes on income, in the amount of $26,133.
**)	In 2008, this amount includes capital gain, net of taxes on income in the amount of $18,399.

The disposal of the traditional market business meets the criteria of discontinued operations under ASC 205-20, because, among other things, no significant cash outflow or cash inflow are expected to be generated or paid by the Company in respect of the discontinued operations and the Company will have no significant continuing involvement in the operations of the traditional market business after its disposal.

c.	As for major customers, see Note 11b.

d.	Restructuring:

On December 1, 2008, the Company’s board of directors approved a comprehensive global Restructuring Plan (the “Plan”). The Plan included a reduction in the Company’s work force and other related cost containment strategies in order to align the Company’s operations and expenses with the Company’s anticipated business levels during 2009. These changes resulted in a 14% reduction in workforce worldwide. The Plan established the benefits that employees would receive upon termination. In accordance with Accounting Standard Codification 420, “Exit or Disposal Cost Obligations” (“ASC 420”), the Company recorded $ 201 related to one-time termination benefits provided to terminated employees. As of December 31, 2008, all terminated employees no longer provided services to the Company. In addition, the Company incurred costs for abandonment of office space and other costs in the amounts of $ 164 and $ 86 respectively. As of December 31, 2009, the Company has completed its restructuring plan and, accordingly, no reserves for these restructuring costs remained.

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

A significant portion of the revenues and expenses of the Company are generated in United States dollars (“dollars”). The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

In accordance with Accounting Standard Codification 830, “Foreign Currency Matters” (“ASC 830”), for those foreign subsidiaries whose functional currency has been determined to be a currency other than the dollar, assets and liabilities are translated at year-end exchange rates and statements of operations items are translated at average exchange rates prevailing during the year for that currency. Translation adjustments are recorded in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

Monetary accounts maintained in currencies other than the dollar are remeasured into dollars. All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

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

The Company accounts for investments in marketable securities in accordance with Accounting Standard Codification 320, “Investments - Debt and Equity Securities” (“ASC 320”).

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies all of its securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported in accumulated other comprehensive income (loss) in shareholders’ equity. The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in financial income, net.

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

On April 1, 2009, the Company adopted a new guidance, ASC 320-10-65-1, “Recognition and Presentation of Other-Than-Temporary Impairments” (formerly FSP FAS No. 115-2 and FSP FAS No. 124-2), that changed the impairment and presentation model for its available for sale debt securities. Under the amended impairment model, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income (loss).

Upon adoption of the new guidance, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income (loss). The adoption of the new guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

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

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Impairment of long-lived assets:

The Company’s long-lived assets, tangible and intangible, other than goodwill, are reviewed for impairment in accordance with ASC 360, “Property Plant and Equipment” (formerly SFAS No. 144), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In 2009 and 2008, no impairment losses were identified. In 2007, the Company recorded an impairment loss in the amount of $ 155 in cost of revenues.

i.	Goodwill:

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition. Under ASC 350, “Intangibles - Goodwill and Other” (formerly SFAS No. 142) goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to the reporting units is tested for impairment by comparing the fair value of the reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Goodwill attributable to the Company’s single reporting unit as defined under ASC 350 was tested for impairment by comparing its fair value with its carrying value.

Fair value is determined using the Company’s market capitalization and the discounted cash flows method. The Company performs the impairment tests during the third fiscal quarter. During 2009, 2008 and 2007, no impairment losses were identified.

j.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred. ASC 985-20 “Costs of Software to Be Sold, Leased, or Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. No costs are incurred by the Company between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs have been expensed as incurred.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

On January 1, 2007, the Company adopted ASC 740-10-55 in relation with “Accounting for Uncertainty in Income Taxes” (“ASC 740-10-55”). ASC 740-10-55 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of ASC 740-10-55 did not have a material impact on the Company’s consolidated financial statements.

l.	Revenue recognition:

The Company derives its revenue principally from:

•	the initial sales of licenses to use the Company’s products, including customization, implementation and integration services,
•	incremental license fees resulting from a customer’s increase in agent licenses required,
•	post-implementation consulting and integration services for the Company’s solutions, and
•

the recurring revenue from ongoing support and maintenance, also called post-contract support or PCS, which includes telephone support, bug repairs, and rights to receive upgrades and enhancements to licensed software on a when-and-if-available basis.

Sales of software licenses are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Company considers all arrangements with payment terms extending beyond six months from the delivery of the elements, not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met. The Company does not grant a right of return to its customers. In transactions where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision lapses.

The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with customization, implementation and integration services. These services are considered essential to the software. In arrangements which include significant customization of software and services, the Company accounts for the services together with the software under contract accounting in accordance with ASC 605-35, “Construction-Type and Production-Type Contracts”.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues recognized in accordance with ASC 605-35 are accounted for using the percentage of completion method. The percentage of completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. As of December 31, 2009 and 2008, no such estimated losses were identified.

Revenue from software that does not require services, including licenses sold subsequent to the initial installation, is recognized upon delivery, assuming all other revenue recognition criteria has been met.

Revenue from post-implementation consulting and integration services is recognized as work is performed.

Maintenance revenue is recognized ratably over the term of the maintenance agreement. Deferred revenues include unearned amounts received under maintenance and support agreements and amounts received from customers, for which revenues have not yet been recognized.

Software arrangements involving multiple elements, such as software, post-contract customer support, consulting and training, revenues are allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. The residual method of allocation requires an entity to first allocate revenue to the fair value of the undelivered elements (maintenance and other services) and the residual revenue to the delivered element (software licenses). Any discount in the arrangement is allocated to the delivered element. VSOE of fair value for maintenance and other services is determined based on the price charged for the undelivered element when sold separately.

VSOE of fair value for maintenance and other services is determined based on the price charged for the undelivered element when sold separately. The Company’s process for establishing VSOE of fair value of maintenance services (PCS) is through performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for our installed base of customers. The Company’s process for the establishment of VSOE of fair value for consulting and training services is through a performance of an analysis of the entire population of separate sales of services.

The Company accounts for reimbursements received for out-of-pocket expenses incurred, in accordance with ASC 605-45-45, “Reimbursements Received for Out-of-Pocket Expenses Incurred”, under which reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement. The reimbursements received for out-of-pocket expenses for years ended December 31, 2009, 2008 and 2007 amounted to $ 727, $ 1,310 and $ 655, respectively

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation under ASC 718 “Compensation - Stock Compensation, which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations.

The Company recognizes compensation expenses for the value of its awards based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The Company used its historical stock prices for calculating volatility. The risk-free interest rate assumption is based on the rate of zero-coupon U.S. government securities appropriate for the expected term of the Company’s employee stock options. In 2007 the Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the Company’s stock option. In 2009 and 2008, the Company determined the expected life of the options according to the historical exercise data.

The Company estimates the fair value of stock options awards using the Black-Scholes option pricing model. The fair value for options granted in 2009, 2008 and 2007 was estimated at the date of grant using the following weighted average assumptions:

	2009	2008	2007
Dividend yield	0%	0%	0%
Expected volatility	48%	41%	46%
Risk-free interest	1.95%	2.71%	4.03%
Expected life (years)	4.4	4.6	4.5

n.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2009, 2008 and 2007 were $ 245, $ 439 and $ 574, respectively.

o.	Severance pay:

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

The severance pay expense for the years ended December 31, 2009, 2008 and 2007 amounted to $ 394, $ 492 and $ 435, respectively.

p.	Fair value of financial instruments:

Effective January 1, 2008, the Company adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures”. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

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

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, trade receivables, other current assets, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.

q.	Derivative instruments:

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the dollar. The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. If a derivative meets the definition of a hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative designated as a hedge is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings.

r.	Net earnings (loss) per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, “Earnings Per Share”.

All outstanding stock options have been excluded from the calculation of the diluted net earnings (loss) per share from continuing operations because the securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding stock options excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect were 3,053,357, 3,520,450 and 3,646,461 for the years ended December 31, 2009, 2008 and 2007, respectively.

s.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

Cash and cash equivalents are invested mainly in U.S. dollars with major banks in the United States, Israel and other international banks. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

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

The Company’s trade receivables are mainly derived from sales to customers in North America and Europe. In judging the probability of collection from customers the Company continuously monitors collection and payments based upon the Company’s historical experience of its existing customers. In connection with customers with whom the Company does not have previous experience, it evaluates the creditworthiness of those customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

t.	Treasury shares:

The Company presents the cost to repurchase treasury shares as a reduction of shareholders’ equity.

u.	Adoption of New Accounting Standards:

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “ASC”). The ASC became the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”), superseding existing pronouncements issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and related literature. The ASC eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative GAAP. Rules and interpretive releases issued by the Securities and Exchange Commission (“SEC”) under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. The ASC is effective for interim and annual periods ending after September 15, 2009.

In April 2009, the FASB issued authoritative guidance on recognition and presentation of other-than-temporary impairments. This guidance clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired; provides guidance on the amount of an other-than-temporary impairment recognized in earnings and other comprehensive income; and expands the disclosures required for other-than-temporary impairments for debt and equity securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis. If either of those criteria is met, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. The Company adopted this guidance on April 1, 2009. See also Note 2(e) above.

In May 2009, the FASB issued authoritative guidance on subsequent events, which sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may have occurred for potential recognition or disclosure in the financial statements. The guidance also sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted this guidance in these financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2008, the FASB issued amended guidance on disclosures about derivative instruments and hedging activities. This guidance applies to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items. This guidance requires entities to provide greater transparency through additional disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. The adoption of this guidance did not impact the Company’s consolidated financial results as it requires additional disclosure, rather than a change in accounting. See Note 7.

NOTE 3:-  MARKETABLE SECURITIES

The following is a summary of the Company’s investment in marketable securities:

	December 31, 2009				December 31, 2008
	Amortized cost	Gross unrealized Gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Corporate debentures	$4,761	$61	$(7)	$4,815	$7,358	$114	$-	$7,472
U.S. government securities	3,703	-	-	3,703	3,900	-	-	3,900
States of the U.S securities *)	-	-	-	-	2,647	-	-	2,647
Other government securities	1,641	-	(13)	1,628	1,533	21	-	1,554
U.S. government sponsored enterprises securities	508	12	-	520	3,182	56	-	3,238

	$10,613	$73	$(20)	$10,666	$18,620	$191	$-	$18,811

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

At the time of purchase the ARS investment had AAA credit ratings. With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2008 had experienced multiple failed auctions as the amount of securities submitted for sale had exceeded the amount of purchase orders. As of December 31, 2008 the ARS continued to pay interest according to its stated terms.

The estimated market value of the ARS as of December 31, 2008 was $ 2,647, which was determined based on valuation model performed by the Company. As the Company had no intent to hold the ARS until its fair value recovered, the Company recorded an other-than-temporary impairment charge of $ 353 to financial expenses in 2008.

In March 2009, the Company sold the ARS for its par value of $ 3,000, plus any and all accrued interest and recorded a gain of $ 353 in financial income.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-  MARKETABLE SECURITIES (Cont.)

The amortized cost and fair value of marketable securities as of December 31, 2009, by contractual maturity, are shown below:

	December 31, 2009
	Amortized cost	Fair market value
Matures in one year	$6,190	$6,210
Matures after one year through five years	4,423	4,456

Total	$10,613	$10,666

NOTE 4:-  PROPERTY AND EQUIPMENT, NET

	December 31,
	2009	2008
Cost:
Computers and peripheral equipment	$4,574	$4,861
Office furniture and equipment	1,003	977
Leasehold improvements	620	734

	6,197	6,572
Accumulated depreciation	5,203	5,306

Depreciated cost	$994	$1,266

Depreciation expenses for the years ended December 31, 2009, 2008 and 2007 were $ 546, $ 693 and $ 411, respectively.

NOTE 5:-  ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2009	2008
Employees and payroll accruals	$1,070	$1,933
Accrued expenses	1,328	1,163

	$2,398	$3,096

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-  COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings:

In August 1999, a former distributor filed an arbitration demand in the United States against a subsidiary of Jacada Ltd. located in the United Kingdom. This demand alleged that the subsidiary breached its agreement with the distributor by directly selling products to a customer, while the distributor had an exclusive right to sell products to said customer, and that the distributor was entitled to damages of $ 3,500. A decision by a United States arbitrator was entered during 2001, which awarded the distributor a net amount of $ 392 and 50% of amounts collected from this customer in the future and legal expenses related to the arbitration.

On April 24, 2001, the subsidiary of the Company filed a separate action to vacate the arbitration award. Subsequently, the distributor filed an application for enforcement of the arbitration award. Pursuant to an October 21, 2003 Order, the arbitration award was validated by the United States Court for the Western District of Michigan, and the subsidiary’s motion to vacate was denied. The subsidiary filed an appeal with the United States Court for the Sixth Judicial Circuit and on March 18, 2005, the Court of Appeals confirmed the District Court’s decision. The subsidiary’s motion for rehearing filed with the Court of Appeals was also denied. The arbitration award was therefore final. To have the arbitration award enforced, however, the distributor was required to file for enforcement in the courts of the United Kingdom.

On October 2, 2008, the distributor sent an attorney letter indicating the distributor’s intention to enforce the Judgment and requested to resolve the matter by a mutual settlement prior to their commencement of any enforcement proceedings. On December 8, 2008, the subsidiary of the Company responded claiming that an attempt to enforce the Judgment in the United Kingdom would be misconceived and bound to fail due to various reasons, including inter alia, the expiration of the statutory limitation period for enforcement of an arbitration award in the United Kingdom.

As of October 2009, the statutory limitation period for enforcement of the arbitration award and the district court judgment in the United Kingdom expired. As a result, the Company reversed a provision associated with the claim during the 2009 fourth quarter in the amount of $583, net of taxes, which was recorded in income from discontinued operations, net of taxes.

b.	Lease commitments:

The Company’s facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2013. Future minimum lease payments under non-cancelable operating leases as of December 31, 2009 are as follows:

2010	$687
2011	638
2012	445
2013	59

$1,829

Total rent expenses for the years ended December 31, 2009, 2008 and 2007 were approximately $ 733, $ 832 and $ 916, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-  DERIVATIVE FINANCIAL INSTRUMENTS

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from expense transactions denominated in currencies other than the dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income (loss), a separate component of shareholders’ equity, and subsequently reclassified into earnings to the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or options and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, are recognized immediately in interest (expense) income and other, net. Gain (loss) on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income (loss) into cost of service, cost of maintenance, research and development and general and administrative for the year ended December 31, 2009 were $ (23), $ (3), $ (70) and $(24), respectively. There was no ineffective portion of the change in fair value of a cash flow hedge for the year ended December 31, 2009.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The maximum amount of loss due to credit risk that the Company would incur if counterparties to the derivative financial instruments failed completely to perform according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $ 46 as of December 31, 2009. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis. The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The notional amounts of the Company’s derivative instruments as of December 31, 2009 amounted to $ 1,879. Notional values are dollar translated and calculated based on forward rates as of December 31, 2009. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

As of December 31, 2009, amounts related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income totaled $ 39 which will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates. Gains (losses) from cash flow hedges recognized in other comprehensive income (loss) in the year ended December 31, 2009 amounted to $ 120. Gains (losses) reclassified from other comprehensive income (loss) into earnings in the year ended December 31, 2009 amounted to $ (50).

The Company records all derivative instruments on the balance sheet at fair value. The fair value of the open foreign exchange contracts appears on its consolidated balance sheets as of December 31, 2009, as an asset in other current assets, in the amount of $ 39.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-  FINANCIAL INSTRUMENTS

The Company values its marketable securities using a market approach, using quoted prices in markets that are not considered active, but for which all significant inputs are observable, either directly or indirectly. The Company’s marketable securities are generally classified within level 2 of the fair value hierarchy. In accordance with ASC 820, the Company does not adjust the quoted price for such instruments. The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency (level 2) include corporate debentures, U.S government treasuries, other government securities and U.S. government sponsored enterprises securities.

The Company values its foreign currency derivative contracts using a market approach. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

Investments in student loan Auction Rate Securities (“ARS”) with interest rates that are reset through periodic auctions are backed by pools of student loans. ARS were historically traded and valued at par due to the auction mechanism and generally liquid markets that existed. Beginning in fiscal 2008, uncertainties in the credit markets resulted in auctions failing for certain types of ARS. Once the auctions failed, ARS could no longer be valued using observations of auction market prices. Accordingly, in 2008 the ARS were classified within level 3 as its fair value was determined using internally developed methodology to discount for the lack of liquidity and non-performance risk in the current market environment. In March 2009, the Company sold the ARS in consideration for its par value in amount of $ 3,000, plus any and all accrued interest.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-  FINANCIAL INSTRUMENTS (Cont.)

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008 are as follows:

	December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
U.S government treasuries	$-	$4,000	$-	$4,000

Marketable securities:
Corporate debentures	-	4,815	-	4,815
U.S government treasuries	-	3,703	-	3,703
Other government securities	-	1,628	-	1,628
U.S. government sponsored enterprises securities	-	520	-	520
Foreign currency derivative contracts	-	39	-	39

Total	$-	$14,705	$-	$14,705

	December 31, 2008
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
U.S government treasuries	$-	$1,000	$-	$1,000

Marketable securities:
Corporate debentures	-	7,472	-	7,472
U.S government treasuries	-	3,900	-	3,900
Auction Rate Securities issued by a State of the U.S securities	-	-	2,647	2,647
Other government securities	-	1,554	-	1,554
U.S. government sponsored enterprises securities	-	3,238	-	3,238
Foreign currency derivative contracts	-	(14)	-	(14)

Total	$-	$17,150	$2,647	$19,797

NOTE 9:-  SHAREHOLDERS’ EQUITY

a.	General:

Since October 1999, the Company’s shares have been traded on the NASDAQ Global Market. Since June 2001, the Company’s shares have also been traded on the Tel-Aviv Stock Exchange. Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-  SHAREHOLDERS’ EQUITY (Cont.)

b.	Options issued to employees and directors:

As of December 31, 2009, the Company had three Incentive Share Option Plans (the 1996, 1999 and 2003 plans), which provide for the grant of options to officers, management, employees and key employees, directors, consultants and others of up to 7,760,450 of the Company’s Ordinary shares. The options granted generally become fully exercisable after two to four years and expire between 7 to 10 years from the grant date. Any options from 1999 and 2003 plans that are forfeited or canceled before expiration become available for future grants.

Pursuant to the option plans, the exercise price of options shall be determined by the Company’s Board of Directors or the Company’s compensation committee but may not be less than the par value of the Ordinary shares.

As of December 31, 2009, an aggregate of 1,688,983 Ordinary shares of the Company were still available for future grant under the Incentive Share Option Plans.

A summary of the Company’s option activity and related information with respect to options granted to employees for the year ended December 31, 2009 is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at the beginning of the year	3,053,788	$3.36	4.55	$606
Granted	891,000	$2.66
Exercised	(40,388)	$1.83
Repurchase *)	(203,500)	$2.72
Forfeited and cancelled	(936,233)	$3.51

Outstanding at the end of the year	2,764,667	$3.16	4.09	$22

Exercisable options at the end of the year	1,632,894	$3.36	2.76	$19

Vested and expected-to-vest at the end of the year	2,656,070	$3.17	4.03	$21

*)

In March 2009, the Company purchased 203,500 vested and unexercised options held by a departing executive for an aggregate amount of $ 250. The repurchase price did not exceed the options fair value on the repurchase date, and accordingly the repurchase amount was charged to shareholders’ equity and reduced additional paid-in capital by $ 250.

The total intrinsic value of stock options exercised during 2009, 2008 and 2007 were $ 23, $ 395 and $ 616, respectively.

The weighted-average estimated grant date fair value of employee stock options granted during the years 2009, 2008 and 2007, was $ 1.11, $ 1.37 and $ 1.58 per share, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-  SHAREHOLDERS’ EQUITY (Cont.)

Stock-based compensation expense in respect of options granted to employees amounted to $ 420, $ 860 and $ 791 for the years ended December 31, 2009, 2008 and 2007, respectively. The following table presents the stock-based compensation included in the line items below in the Company’s consolidated statements of operations:

	Year ended December 31
	2009	2008	2007
Cost of revenues	$41	$82	$97
Research and development	$48	$72	$77
Sales and marketing	$101	$204	$252
General and administrative	$230	$502	$365

Total	$420	$860	$791

c.	Options issued to consultants:

The Company’s outstanding options to consultants as of December 31, 2009, were as follows:

Grant date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through
2000	4,750	$4.38	4,750	2010
2001	5,000	$2.89	5,000	2011
2002	11,000	$2.61	11,000	2012
2004	30,000	$2.94	30,000	2014
2007	40,000	$3.18	40,000	2011
2009	40,000	$2.34	15,000	2013

Total	130,750		105,750

In March 2007, the Company granted 40,000 options to consultant. On the grant date, 10,000 options were fully vested and the remaining options will vest over a period of 1.5 years, commencing on the grant date, 10,000 options every six months. The fair value for these options was estimated using the Black-Scholes option-pricing model, with the following assumptions: risk free interest rate of 1.96%, dividend yield 0%, volatility 36% and contractual life of 3 years.

In February 2009, the Company granted 40,000 options to consultant. On the grant date, 5,000 options were fully vested and the remaining options will vest over a period of 1.5 years, commencing on the grant date, 10,000 options every six months until February 2010, 5,000 options in August 2010 and 10,000 options in February 2011. The fair value for these options was estimated using the Black-Scholes option-pricing model, with the following assumptions: risk free interest rate of 2.13%, dividend yield 0%, volatility 31% and contractual life of 3.1 years.

Stock-based compensation expense in respect of options granted to non employees amounted to $ 11, $ 7 and $ 39 for the years ended December 31, 2009, 2008 and 2007, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-  SHAREHOLDERS’ EQUITY (Cont.)

d.

As of December 31, 2009, there was $ 649 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.46 years.

e.

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

According to the provisions of the law, the Company has elected the “alternative benefits” track - the waiver of grants in return for a tax exemption and, accordingly, the Company’s income is tax-exempt for a period of two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five years to eight years (based on the percentage of foreign ownership in each taxable year).

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

As of December 31, 2009, management believes that the Company is meeting all of the aforementioned conditions.

As the Company currently has no taxable income, these benefits have not yet commenced for all programs since inception.

The tax-exempt income attributable to the “Approved Enterprises” can be distributed to shareholders, without subjecting the Company to taxes only upon the complete liquidation of the Company. If this retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% to 25% for an “Approved Enterprise”). As of December 31, 2009, the accumulated deficit of the Company does not include tax-exempt income earned by the Company’s “Approved enterprise”.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-  TAXES ON INCOME (CONT.)

Income not eligible for the “Approved Enterprise” benefits mentioned above is taxed at the regular corporate tax rate.

An amendment to the law, which has been officially published effective as of April 1, 2005 (“the Amendment”) has changed the provisions of the law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an “Approved Enterprise”, such as provisions generally requiring that at least 25% of the “Approved Enterprise’s” income will be derived from export. Additionally, as explained below, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing “Approved Enterprises” will generally not be subject to provision of the Amendment. As of December 31, 2009, there is no income attributed to the Amendment.

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

As of December 31, 2009, the Company had a Israeli net operating loss carryforward of approximately $ 18,700 which can be carried forward and offset against taxable income with no expiration date.

As of December 31, 2009, the U.S subsidiary had a U.S. net operating loss carryforward for income tax purposes of approximately $ 3,800. The net operating loss carryforward expires within 13 to 17 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2009, the European subsidiaries had net operating losses carryforward for income tax purposes, of approximately $ 2,200 which can be carried forward and offset against taxable income with no expiration date.

d.	Theoretical tax:

In 2009 and 2008, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carried forward due to the uncertainty of the realization of such tax benefits.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2009	2008
Deferred tax assets:

Operating loss carryforward	$5,523	$5,003
Reserves and allowances	1,371	2,060

Total deferred tax asset before valuation allowance	6,894	7,063
Valuation allowance	(6,894)	(7,063)

Net deferred tax asset	$-	$-

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward will not be realized in the foreseeable future.

f.	Loss from continuing operations before taxes is comprised as follows:

	Year ended December 31,
	2009	2008	2007
Domestic (Israel)	$(7,081)	$(7,801)	$(9,722)
Foreign	(611)	761	(2,374)

	$(7,692)	$(7,040)	$(12,096)

g.	Corporate tax rates in Israel:

The corporate tax rate in Israel is to be gradually reduced as follows: in 2007 - 29%, in 2008 - 27%, in 2009 - 26%, in 2010 - 25%, in 2011 - 24%, in 2012 - 23%, in 2013 - 22%, in 2014 - 21%, in 2015 - 20% and in 2016 and onward - 18%.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-  TAXES ON INCOME (CONT.)

h.	Income tax benefit is comprised as follows:

	Year ended December 31,
	2009	2008	2007
Deferred income tax	$-	$-	$5,404
Tax benefit from continuing operations	227	2,126	3,300
Current income tax expenses	(134)	(83)	(32)

	93	2,043	8,672

Domestic	(132)	2,126	4,910
Foreign	225	(83)	3,762

	$93	$2,043	$8,672

Due to the presentation of discontinued operation, the Company recorded tax benefit related to current losses from continuing operation against tax expenses related to current profits from discontinued operation for the years 2009, 2008 and 2007 in accordance with ASC 740 (see Note 1b for discontinued operation).

NOTE 11:-  GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

a.	Summary information about geographical areas:

The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company’s business) and follows the requirements of ASC 280 “Segment Reporting”.

The following is a summary of revenues within geographic areas based on the end-customer’s location:

	Year ended December 31,
	2009	2008	2007
Revenues:

North America	$7,740	$10,502	$5,766
Europe and other	8,921	13,863	8,231

	$16,661	$24,365	$13,997

	December 31,
	2009	2008	2007
Long-lived assets:
Israel	$3,450	$3,622	$3,786
North America	597	693	400
Other	43	47	20

	$4,090	$4,362	$4,206

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-  GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA (CONT.)

b.	Major customers’ data as a percentage of total revenues:

	Year ended December 31,
	2009	2008	2007
Customer A	34%	30%	2%
Customer B	12%	18%	3%
Customer C	10%	0.4%	0.2%
Customer D	1%	4%	26%
Customer E	1%	2%	14%

NOTE 12:-  SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME

a.	Financial income, net:

	Year ended December 31,
	2009	2008	2007
Financial income:
Foreign currency translation adjustments	$53	$-	$29
Gain on marketable securities	369
Interest on marketable securities	345	1,537	1,595

	767	1,537	1,624

Financial expenses:
Losses on marketable securities	-	(372)	-
Bank charges	(59)	(113)	(76)
Foreign currency translation adjustments	-	(337)	-

	(59)	(822)	(76)

	$708	$715	$1,548

b.	Allowance for doubtful accounts:

The change in the allowance for doubtful accounts for the years ended December 31, 2009, 2008 and 2007, is as follows:

	Year ended December 31,
	2009	2008	2007
Balance at the beginning of the year	$200	$-	$8
Provision (Recovery) for doubtful accounts	(197)	201	(7)
Written-off bad debts	-	(1)	(1)

Balance at the end of the year	$3	$200	$-

Item 19: EXHIBITS

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.2	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.3	Amendments to the Company’s Articles of Association, dated August 24, 2003 (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003).

1.4	Amendments to the Company’s Articles of Association, dated August 25, 2004 (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.2	1996 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.3	1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.6	Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 (file no. 333-73650)).

4.7	2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (file no. 333-111303)).

4.8	Amendment no. 2 to the Jacada Ltd. Form of 1999 Share Option and Incentive Plan.

4.9	Amendment no. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan.

8	List of Jacada’s Subsidiaries.

11	Code of Ethics of the Company (incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

14.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on March 31, 2010.

JACADA LTD.

By:	/s/ Robert C. Aldworth
Robert C. Aldworth
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.2	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.3	Amendments to the Company’s Articles of Association, dated August 24, 2003 (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003)

1.4	Amendments to the Company’s Articles of Association, dated August 25, 2004 (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.2	1996 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.3	1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.6	Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 the Company’s Registration Statement on Form S-8 (file no. 333-73650)).

4.7	2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (file no. 333-111303)

4.8	Amendment no. 2 to the Jacada Ltd. Form of 1999 Share Option and Incentive Plan.

4.9	Amendment no. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan.

8	List of Jacada’s Subsidiaries.

11	Code of Ethics of the Company (incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

14.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.