Form 20-F
period 2010-12-31
JACADA LTD
filed 2011-06-30
CIK 1095747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report..................

For the transition period from                      to

Commission file number 000-30342

JACADA LTD.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

11 Shenkar Street

P.O. Box 12175

Herzliya 46725, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary shares, par value

NIS 0.04 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the Annual Report:

4,159,134 Ordinary Shares, par value NIS 0.04 per share

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

☐Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes	☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☒Yes	☐ No

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These statements include all statements that are not statements of historical facts regarding the intent, belief, or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; and (iii) the Company’s growth strategy and operating strategy (including the development of its products and services). The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions or variations thereof are intended to identify forward-looking statements. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control and that actual results may differ materially from those in the forward-looking statements as a result of various factors and other information contained in this Annual Report, including the performance and continued acceptance of our products, general economic conditions and other risk factors identified under the heading “Risk Factors” including “Global recession and continued credit constraints could adversely affect us”, “If our new management team is unable to fully transition into their respective new positions, our operations will be adversely affected”, “Our business model is focused on continued growth in a market in which we have only several years of experience and failure to continue our early penetration into this market would negatively impact our results of operations”, “We must continue our investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues”, “We do not have a proven business model for the customer services and support market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace, our customer service and support solutions, may be harmed or we will experience a further delay in generating revenues from these products”, “Our revenues may decline if we do not increase the number of transactions we enter into in 2011”, “Because our solutions are complex and generally involve significant capital expenditures by customers, we may invest significant time and expense in trying to make a sale to a potential customer that ultimately chooses not to purchase our solutions”, “Revenues from our customer services and support solutions might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations”, “Competition in the market in which we operate is intense. If we are unable to complete effectively, the demand for, or the prices of, our products may be reduced”, “Our future growth will be adversely affected and our future operating results may be adversely affected if we fail to develop and introduce new functionality for our products and new products for the customer service and support market or if our new products fail to achieve market acceptance”, “A majority of our revenues derives from the provision of professional services”, “Failure to deliver professional services efficiently could negatively impact our gross margins”, “The market price of our shares is volatile and the volume of the daily trading of our shares is very low. Our shares may furthermore be mandatorily or voluntarily delisted from the NASDAQ Global Market and deregistered under the Securities Exchange Act of 1934. Therefore you may be unable to resell your shares at or above the price you paid, or at all”, “We could be treated as a ‘passive foreign investment company’, which could have adverse United States federal tax consequences to United States holders of our shares and any such holder should consider making certain elections to avoid adverse consequences of our ordinary shares being so treated”, “Our products may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our products”, “Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio” “Exchange rate fluctuations between the dollar and other currencies may negatively affect our results of operation”.

The results of operations in this annual report relate to our customer service and support business. As a result of the sale of our traditional market business effective as of January 1, 2008, the results of the traditional market business were reclassified to one line item in the statement of operations as “Income from discontinued operations, net of taxes”.

We have prepared our consolidated financial statements in U.S. dollars and in accordance with U.S. generally accepted accounting principles (GAAP). All references in this Annual Report to “dollars” or “$” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels.

Amounts and percentages appearing in this Annual Report may not total due to rounding.

During 2010, our shareholders authorized our management to effect a reverse stock split with respect to our share capital at a ratio of four (4) for one (1). The financial and share data for all periods presented in this annual report has been revised to reflect such reverse split.

Item 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, ADVISERS AND AUDITORS

Not applicable.

Item 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3:  KEY INFORMATION

A.	Selected Financial Data

The following table sets forth selected financial data from our consolidated statements of operations and balance sheets for the periods indicated. The selected consolidated statement of operations data for the years ended December 31, 2010, 2009 and 2008 and the selected consolidated balance sheet data as of December 31, 2010 and 2009 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. As a result of the agreement to sell our traditional market business on December 19, 2007, which closed on January 1, 2008, the results of the traditional market business for all prior periods were reclassified to one line item in the statements of operations as “income from discontinued operations, net of taxes”. The financial statements included in this Annual Report have been prepared in accordance with US GAAP. The consolidated statements of operations data for the year ended December 31, 2007 and 2006, except for the reclassification to discontinued operations, and the selected consolidated balance sheet data as of December 31, 2008, 2007 and 2006 are derived from audited consolidated financial statements that are not included herein. During 2008, we purchased a total of 1,111,796 of our ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by us. The shares we repurchased are held by us as treasury shares. Under Israel’s Companies Law for so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders. The financial and shareholders information provided under this annual report do not consider these treasury shares as part of our outstanding share capital. The following selected financial data are qualified by reference to and should be read in conjunction with the sections entitled “Item 5: Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and our consolidated financial statements and the notes thereto included elsewhere in the Annual Report.

	Year ended December 31,
	2010	2009	2008	2007	2006
	(in thousands)
Consolidated Statement of Operations Data:
Revenues:

Software licenses	$1,635	$1,370	$7,647	$3,706	$3,668
Services	13,043	12,967	14,540	8,479	3,781
Maintenance	2,477	2,324	2,178	1,812	1,356

Total revenues	17,155	16,661	24,365	13,997	8,805

Cost of revenues:
Software licenses	349	238	544	449	244
Services	10,115	10,047	11,038	7,009	3,517
Maintenance	778	648	856	745	662

Total cost of revenues	11,242	10,933	12,438	8,203	4,423

Gross profit	5,913	5,728	11,927	5,794	4,382

Operating expenses:
Research and development	3,478	3,490	4,819	4,402	3,838
Sales and marketing	4,993	6,205	8,829	9,787	9,759
General and administrative	4,789	4,433	5,583	5,249	5,108
Goodwill Impairment	3,096	-	-	-	-
Restructuring	196	-	451	-	-

Total operating expenses	16,552	14,128	19,682	19,438	18,705

Operating loss	(10,639)	(8,400)	(7,755)	(13,644)	(14,323)
Financial income, net	79	708	715	1,548	1,372

Loss from continuing operations before taxes	(10,560)	(7,692)	(7,040)	(12,096)	(12,951)
Income tax (expense) benefit	(49)	93	2,043	8,672	3,117

Net loss from continuing operations	(10,609)	(7,599)	(4,997)	(3,424)	(9,834)
Income from discontinued operations, net of taxes	-	583	18,234	7,540	7,262

Net income (loss)	$(10,609)	$(7,016)	$13,237	$4,116	$(2,572)

Basic and diluted net earnings (loss) per share
Continuing operations	$(2.55)	$(1.83)	$(1.04)	$(0.67)	$(1.98)
Discontinued operations	$-	$0.14	$3.77	$1.48	$1.46
Basic and diluted net earnings (loss) per share	$(2.55)	$(1.69)	$2.73	$0.81	$(0.52)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	4,158,227	4,141,331	4,838,703	5,091,188	4,956,963

	2010	2009	2008	2007	2006
Consolidated Balance Sheet Data:	(in thousands)

Cash and cash equivalents	$5,945	$12,624	$11,059	$5,960	$4,735
Cash and investments	*18,487	*23,847	*33,069	33,824	35,922
Working capital	8,718	21,948	23,262	19,316	10,722
Total assets	24,689	35,057	44,816	52,101	45,710
Treasury stock	17,863	17,863	17,863	-	-
Shareholders’ equity	20,159	30,152	36,801	39,904	33,395

*	Cash and investments include restricted cash of $493, $557 and $3,199 in 2010, 2009 and 2008, respectively.

Exchange Rates

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Readers are cautioned that an investment in Jacada is subject to a number of risks. Readers should consider carefully all information set forth herein and in particular the following risks in connection with an investment in Jacada:

Risks Related to Our Business

Global recession and continued credit constraints could adversely affect us. Disruption during 2008, 2009 and 2010 and the continued conditions in the global credit markets, failures or material business deterioration of investment banks, commercial banks, and other financial institutions and intermediaries in the United States and elsewhere around the world, and significant reductions in asset values across businesses, households and individuals, combined with other financial and economic indicators, have combined to indicate a global recession. If these conditions continue or worsen, they may result in reduced demand or funding for projects involving our customer service and support solutions, longer sales cycle for our projects or termination of projects by our customers, which may adversely affect our results of operations. Among other things, we might face:

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

If our new management team is unable to fully transition into their respective new positions, our operations will be adversely affected. Several members of our management team were replaced or terminated during 2010, including our chief financial officer. If our new senior management team is unable to transition into their respective positions, our operations will be adversely affected.

Our business model is focused on continued growth in a market in which we have only several years of experience and failure to continue our penetration into this market would negatively impact our results of operations. We have elected to focus our business on the sale of our software products and solutions in the customer service and support market. In the second quarter of 2004, we introduced Jacada Fusion, our solution that is designed to integrate different applications residing on host, Windows and Web-based platforms, and allow non-invasive access to those applications through a single user interface. In the third quarter of 2005, we introduced Jacada WorkSpace, a built for purpose solution designed to be a single agent console that unifies customer interaction tools with a single access point to all the mission-critical applications required by the customer service representative to effectively complete a customer interaction. Our license to sell our traditional market products, on a stand alone basis, is limited to sales for the use by our customers in their customer service and support business. However, we have limited experience in this market. Our limited experience and knowledge regarding the customer service and support market may impede our ability to sell our products and result in decreased revenues and increased losses.

We must continue our investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues. Our sales and marketing teams have limited resources. During 2009 and 2010, we reduced the size of our sales and marketing teams as part of our cost control measures. The size of our current sales and marketing departments may not be sufficient to increase market awareness or identify and qualify a sufficient number of sales opportunities to assist in revenue growth. In addition, we believe that in certain markets our future success may be dependent upon the expansion of our indirect distribution channels, consisting of relationships with partners, system integrators, call center outsourcers, resellers and distributors. During 2010, we had relationships with a limited number of partners. The number and quality of the partnerships we maintain may not be sufficient to allow us to expand into certain markets.

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

We do not have a proven business model for the customer service and support market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace, our customer service and support solutions, may be harmed or we will experience a further delay in generating revenues from these products. To date we have had limited number of deals in which we sold our customer service and support solutions and therefore we do not have enough experience to determine if our business model is correct and is appropriate for the generation either of new sales or follow-on sales. In the event that our chosen business model is inappropriate, we may need to modify our business model and adjust the manner in which we sell these products in order to close subsequent transactions. If our business model is incorrect and must be adjusted, our revenues and expense levels may be adversely affected. During 2009 and 2010, we found that our business model requires a sales cycle of greater than nine months. In an effort to reduce this sales cycle, we introduced Jacada JumpStart in November 2010. This new engagement model provides a low-cost first phase solution to our customers with an option for a money-back guarantee. This solution offering may reduce our revenue levels and reduce services margins in the near term, with the anticipation that a larger, more profitable engagement would follow the initial JumpStart commitment. Because JumpStart projects are intended to be a low-cost first phase solution, the size of these engagements will be much smaller than our typical full solution implementations. In addition, because this model offers a money-back guarantee, the recognition of the associated revenue will be delayed until the right to return period has lapsed. This could reduce revenues in the short term. Finally, while it is our intent that these projects remain profitable for Jacada, they may be sold at a lower gross margin than our full solution implementations.

Our revenues may decline if we do not increase the number of transactions we enter into in 2011. If we fail to sign a sufficient number of new transactions in 2011 for which we recognize revenue in 2011, our revenues and results of operations will be adversely affected.

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

Revenues from our customer service and support solutions might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations. During 2010, 2009 and 2008, revenues from our customer service and support solutions were derived from large orders from a small number of customers. In 2010, two customers represented 44% of our total revenues, in 2009 two customers represented 46% of our total revenues and in 2008, two customers represented 48% of our total revenues. Currently, we cannot assure you that we will make repeat sales to these customers and we believe that our revenues will continue to be dependent on a relatively limited number of significant customers for the foreseeable future. We also cannot assure you that new customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to become profitable.

Competition in the market in which we operate is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced. The markets in which we operate are competitive and subject to change. Our products compete with other customer experience optimization and customer service solutions offered by other vendors including Microsoft, NICE Systems, OpenSpan, Pega Systems and Sword Ciboodle. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

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

A majority of our revenues derives from the provision of professional services. We derive our revenues from license fees for our software products, from fees for professional services (which include installation, implementation, integration and customization of our solutions), training and from maintenance and support services. In 2010, 2009 and 2008 services revenues constituted a majority of our total revenues. Services revenues have lower gross margins relative to software revenue. If we do not increase the proportion of our total revenue attributable to software license fees or if we do not increase our professional services gross margins we may not be able to achieve or maintain profitability.

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

The market price of our shares is volatile and the volume of the daily trading of our shares is very low. Our shares may furthermore be mandatorily or voluntarily delisted from the NASDAQ Global Market and voluntarily deregistered under the Securities Exchange Act of 1934, or the Exchange Act. Therefore you may be unable to resell your shares at or above the price you paid, or at all and you may have access to less information about us. The risks described in this Item 3.D may adversely affect our share price. Our share price, like that of many technology companies, may be subject to volatility. The volume of trading of our ordinary shares has also been very low, a factor that adversely impacts your ability to resell our shares. Our share price may be adversely affected by changes in estimates of our financial results or recommendations by securities analysts, changes in the quarterly financial results of companies perceived to be similar to us, and changes in market valuations of similar companies. In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition or results of operations. If our share price decreases to below $1.00 per share and remains there for 30 consecutive trading days, Nasdaq could initiate procedures to transfer our shares from the Nasdaq Global Market to the Nasdaq Capital Market or to delist them entirely, in which case they may be quoted subsequently on the OTC Bulletin Board or the Pink Sheets. During August 2010, we received a notice from NASDAQ, indicating that we failed to comply with the minimum bid price requirement of $1.00 per share for a period of 30 consecutive trading days and that we had until February 2011 to regain compliance. In order to regain compliance with such rules we affected a one (1) for four (4) reverse split in our share capital effective as of November 2010.

As a public company with fewer than 300 shareholders, we are eligible to deregister our stock under the Exchange Act, and may decide to do so in the future in order to avoid the costs and resource demands involved with being a public company in the United States. In the event we take such action, it could inhibit the ability of our shareholders to trade the shares in the open market, thereby severely limiting the liquidity of such shares. Furthermore, if we were to deregister, we would no longer be required to file current, annual and quarterly reports with the Securities and Exchange Commission and would no longer be subject to various substantive requirements of Exchange Act regulations. Deregistration would reduce the amount of information available to investors about us and may cause our stock to be delisted from The Nasdaq Global Market.

If our shares are de-listed entirely from the Nasdaq Global Market (whether mandatorily or voluntarily), the benefit of dual-listing reporting requirements would no longer be relevant to us and we would be required to follow the Israeli and Tel-Aviv stock exchange rules and regulations for as long as our shares are traded in the Tel-Aviv stock exchange. This may result in an increase in our general and administrative expenses due to the efforts associated with compliance with the Tel-Aviv stock exchange listing reporting requirements.

Beyond potential increased cost to us, any delisting of our ordinary shares from the NASDAQ Global Market and/or deregistration under the Exchange Act would adversely impact your ability to sell our shares in the market due to the resulting reduction in demand and loss in liquidity for our shares. If deregistered, our ordinary shares could only be quoted on the Pink Sheets, where securities generally have significantly less liquidity than securities traded on a national securities exchange, including lower trading volumes, delays in the timing of transactions, reduced securities analyst and news coverage, and lower market prices. In such case, we will be unable to ensure that market makers will make a market in our ordinary shares or that trading of our ordinary shares will continue in the United States.

A delisting and/or deregistration could also have other adverse effects, including limitations on our ability to issue additional securities for financing or other purposes, or to otherwise arrange for any financing that we need in the future, and a reduction in confidence in our company by current or prospective employees, customers, suppliers and others with whom we have, or may seek to initiate, business relationships.

We could be treated as a “passive foreign investment company”, which could have adverse United States federal income tax consequences to United States holders of our shares and any such holder should consider making certain elections to avoid any adverse consequences of our ordinary shares being so treated. As a non-U.S. company, we could potentially be treated as a passive foreign investment company (a “PFIC”) if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” (the “Income Test”) or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income” (the “Asset Test”). See discussion under “Item 10E Taxation” for further details regarding these tests. We believe that we are not a PFIC for United States federal income tax purposes and we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, but we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination. Ultimately, our status is a factual determination made annually and may be subject to change. For 2009, we relied on a specific exemption from PFIC status, which requires, among other conditions, that we were never treated as a PFIC and that we will not be treated as a PFIC in the next two following years. If we are determined to be PFIC in any preceding year, or in either 2010 or 2011, we will not satisfy this exemption and will be deemed to have been a PFIC also in 2009. For 2010, we passed both the Income Test and the Asset Test and were therefore not considered a PFIC in 2010.

If we are determined to be a PFIC, a U.S. Holder, as this term is described in “Item 10E Taxation”, may be subject to less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our ordinary shares and may be required to pay United States federal income tax at ordinary income rates for gains, dividends, as well as an interest charge on certain “excess distributions” as this term is explained later on. Certain elections may mitigate these consequences and the making of these elections, or “protective elections”, may be particularly relevant this year given that our PFIC status depends on our non-PFIC status for all years prior to 2009 and on us not being a PFIC in both 2010 and 2011. See “Item 10E Taxation” for a more comprehensive discussion of our status in connection with the PFIC rules, our strategies for attempting to manage this risk and the United States federal income tax consequences if we were to be treated as a PFIC.

We expect to be subject to increasing risks of international operations. Currently we market and sell our products and services primarily in North America and Europe, from which areas we received approximately 99% of our total revenues for the year ended December 31, 2010. Managing our operations in North America and Europe requires significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products in regions other than North America and Europe. Our inability to increase our worldwide operations successfully could adversely impact our business.

Our products may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our products. Our products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Although we have not experienced any material software defects to date, defects could cause our customers to experience system failures. Our customers depend on our software for their critical systems and business functions. Any errors or defects could:

•	damage our reputation;

•	increase our product development costs;

•	divert our product development resources;

•	expose us to monetary damages;

•	cause us to lose future sales;

•	negatively impact our services margins due to additional investment to correct product errors;

•	damage our ability to deliver our solutions to the customer; or

•	delay or diminish market acceptance of our products.

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

Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio. We invest our cash, cash equivalents and marketable securities in a variety of investment vehicles in a number of countries with and in the custody of financial institutions with high credit ratings. In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded U.S. corporations. See “Item 10E Taxation” for more information regarding these investments.

While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, limit stock markets risk, and only invest in what we view as high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial and stock marketplace, which can all affect the income that we receive, the value of our investments, and our ability to sell them. We believe that our marketable securities are carried at fair value. However, over time the economic and market environment may provide additional insight regarding the fair value of certain securities which could change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. Given the current market conditions, there is continuing risk that further declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses. In addition, the investments in common stock we made in 2010 are subject to risks associated with stock market investments and the risks associated with each particular company whose common stock we hold and if we need to liquidate some or all of those investments in order to access cash, we may be forced to sell such investments at a loss.

Exchange rate fluctuations between the dollar and other currencies may negatively affect our results of operation. Our results of operations are reported in U.S. dollars, however, a significant portion of our revenues and expenses in 2010 were generated and incurred outside of the United States and in currencies other than the U.S Dollar, particularly in NIS (New Israeli Shekels), English Pounds and Euros. As a result, we are subject to a foreign currency risk. Specifically our sales in Europe and our expenses in Israel and Europe are recorded in local currencies. This exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar rate of exchange. As a result, fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. We use derivative financial instruments to further reduce our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, we cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations, which could affect our financial results.

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

We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits could have a material adverse effect on our business, financial condition and results of operations. An amendment to the tax law, effective as of January 1, 2011 modifies the benefit tracks. See “Item 9E: Law for the Encouragement of Capital Investments, 5719-1959” for a description of such amendment. We cannot assure you that we will, in the future, be eligible to receive additional tax benefits under this law. In addition, in the event that we increase our activities outside the State of Israel, these activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, if we are found ineligible for these anticipated tax benefits, our future expected corporate taxes payable could increase significantly.

Certain provisions of our articles of association and of Israeli law could delay, hinder or prevent a change in our control. Our articles of association contain provisions which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. For example, our articles of association provide that our board of directors is divided into four classes, three of which serve three-year terms. In addition, certain provisions of the Israeli Companies Law, which we refer to as the Companies Law, could also delay or otherwise make more difficult a change in control. The provisions of the Companies Law relating to mergers and acquisitions are discussed in greater detail in “Item 10.B: Memorandum and Articles of Association.”

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

Our legal and commercial name is Jacada Ltd. We were incorporated under the laws of the State of Israel in December 1990 as a limited liability company. On August 9, 1999 we changed our name from Client/Server Technology Ltd. to Jacada Ltd. Our commercial name is Jacada. Our registered office in Israel is 11 Shenkar Street, Herzliya 46725 Israel and our telephone number is 972-9-952-5900. Our agent in the United States is Oren Shefler, whose address is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346. Our address on the Internet is http://www.jacada.com. The information on our website is not incorporated into this Annual Report. We operate under the Companies Law.

Since October 1999, our Ordinary Shares have been quoted on the Nasdaq Global Market under the symbol “JCDA.” In addition, our Ordinary Shares have been quoted on the Tel Aviv Stock Exchange under the same symbol or its Hebrew equivalent since June 18, 2001.

In 2004, we introduced Jacada Fusion and elected to target corporate customer contact centers. In the third quarter of 2005, we introduced Jacada WorkSpace, a solution specifically designed for the customer contact center market. We refer to this market as the “customer service and support market”. Prior to the introduction of our customer service and support market products we have been operating in the application integration and web-enablement market. We refer to this market as our “traditional market business”.

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

Typical users of our customer service and support solutions are medium to large businesses with inbound contact centers that typically have in excess of 100 agent positions. Some of the companies that have purchased our customer service and support solutions include West Telemarketing, Cox Communications, Capita Business Services, Lillian Vernon, Quelle Contact Vertrieb, Central Hudson Gas & Electric, Station Casinos, Telefonica O2 UK, Nationwide Insurance, E.ON, Permanent General Insurance Companies, Kabel Deutschland and Blue Cross and Blue Shields of Massachusetts.

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

In February 2008 our board of directors authorized the use of up to $10 million of our available cash to repurchase our ordinary shares through transactions under Rule 10b-18 of the Securities Exchange Act. Through August 2008 we purchased 149,020 shares for a total purchase price of $2.18 million under this program. Purchases were made from time to time at the discretion of our management in the open market or in privately negotiated transactions, subject to, among other factors, market conditions, trading volume and our share price. No time limit was set for this program; however, we suspended the program upon commencement of our self tender offer. In September 2008 we purchased 962,776 of our ordinary shares under a self tender offer for total consideration of approximately $15.68 million. See Item “16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for disclosure regarding our repurchase program and self tender offer.

In October 2010 our shareholders authorized our management to effect a reverse stock split with respect to our share capital at a ratio of four (4) for one (1). Such reverse stock split was effected November 9, 2010.

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

Our Solutions

We develop, market and support unified service desktop and process optimization solutions that simplify and automate customer service processes and help organizations improve their customer experience. By bridging disconnected systems into a single, “intelligent” workspace, our customer service and support market solutions create greater operational efficiency and increase agent and customer satisfaction. Our customer service and support market products, Jacada Fusion and Jacada WorkSpace products suite, simplify the desktop of customer service representatives to reduce operational costs and improve the customer experience. Our solutions provide our clients’ organizations with a simplified customer service interaction designed to improve the efficiency and effectiveness of their customer service organization.

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

Jacada® WinFuse. Jacada WinFuse is a non-invasive integration solution that allows companies to web-enable and integrate their Microsoft Windows client/server and web-based applications without modifying or changing anything in the existing application. Jacada WinFuse enables organizations to leverage their existing Windows client/server and web-based applications to automate business processes and seamlessly integrate and transfer data from one application to another. Jacada WinFuse can work with most graphic user interface technologies (Web and Windows based), which enables it to automate most Windows/Web applications.

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

Jacada® Advisor, is a technology-enablement solution, designed to simplify the complexity of existing customer service desktop applications and reduce the amount of training required to work with those applications by leveraging the solution’s desktop automation, in-context help and embedded interaction management capabilities. Jacada Advisor combines our Jacada Fusion integration and interaction management technology with HTML-compatible “application bubbles”, a heads-up, contextual interface which enables in-line and in-context data feeds while reducing training issues and expenses.

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

Principal Markets

Our principal markets are North America and Europe. We generate revenues from licensing our software products to customers and providing customers with training, professional services, product or solution support and maintenance services. Software licenses revenues constituted approximately 10%, 8% and 31% of our total revenues for the years ended December 31, 2010, 2009 and 2008, respectively, while professional services, support and maintenance revenues constituted approximately 90%, 92% and 69% of our total revenues, respectively, for the same periods. Software licenses revenues generated from North American customers constituted approximately 8%, 6% and 13% of our total revenues for the years ended December 31, 2010, 2009 and 2008, respectively, while professional services, support and maintenance revenues generated from North American customers constituted approximately 44%, 41% and 30% of our total revenues, respectively, for the same periods. Software license revenues generated from European customers constituted approximately 1%, 2% and 18% of our total revenues for the years ended December 31, 2010, 2009 and 2008, respectively, while professional services, support and maintenance revenues generated from European customers constituted approximately 46%, 50% and 35% of our total revenues, respectively, for the same periods.

Seasonality

Not applicable.

Sources and Availability of Raw Materials

Not applicable.

Sales and Marketing

We sell our products through our direct sales force in North America and Europe, as well as through our indirect distribution channels, consisting of system integrators, partners and call center outsourcers. We also use indirect distribution channels in countries where we have no direct sales operations. As of December 31, 2010, we had 16 people in our sales and marketing organization, compared to 26 as of December 31, 2009.

During 2010 we maintained our business arrangements with our strategic indirect sales channels for our customer service and support solutions and invested in the establishment of arrangements with new indirect channels. Our indirect distribution channels for our customer service and support products include Accenture, a global management consulting, technology services and outsourcing provider, IBM Global Services, Tieto and Wipro, each a large global IT services provider. It is our expectation that our indirect distribution channels will extend our market reach by increasing market awareness of our solutions and presenting us to potential customers. We intend to continue to invest in 2011 in the development of our indirect sales channels.

Our marketing efforts are focused on generating demand for our solutions and developing greater awareness among target customers of our solutions and the benefits they can provide. We market our products and services through a range of vehicles, including electronic media, such as e-mail and other online vehicles, social media, traditional media (public relations), webinars and through traditional demand generation channels. We have developed a wide range of collateral materials and sales tools that are used by both our direct sales force and indirect distribution channels. These materials include videos, testimonials, brochures, white papers, case studies, press releases and our Web site.

In November 2010, we introduced a new sales model called Jacada JumpStart. Jacada JumpStart offers a single view, standardized unified desktop solution for call centers, designed for rapid implementation and a low cost structure, all with a money-back guarantee. It allows customers to achieve a reduction in average handling time with minimal investment. From there, the project footprint can expand, providing additional software and services revenue for Jacada. While we will continue to sell full scale unified desktop solutions, we believe that this new sales model will allow us to shorten our sales cycle.

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

Our research and development expenses were $3.5 million for the year ended December 31, 2010, $3.5 million for the year ended December 31, 2009 and $4.8 million for the year ended December 31, 2008. As of December 31, 2010, 16 professionals were engaged in research and development activities, a decrease compared to 30 professionals at December 31, 2009. See also “Item 5: Operating and Financial Review and Prospects, A. Operating Results, Total Operating Expenses.”

Dependence on Patents and Licenses

We are generally not dependent on any third party license or patent with respect to our technology for the customer service and support products. However, sales of our customer services and support products often include licenses to our traditional market products as part of the solution we provide to our customers. Our rights to develop and sell our traditional market products are granted to us under an irrevocable license agreement which we have entered into as part of the sale of our traditional market business. Our license to sell those products, on a stand alone basis, is limited to sales for the use by our customers in their customer service and support business. See “Item 4A: History and Development of the Company”. As part of that asset sale we also sold the two patents we had on portions of our traditional market products technology.

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

Our customer service and support products compete with other contact center solutions offered by vendors including Microsoft, OpenSpan, NICE Systems, Pega Systems and Sword Ciboodle. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, or other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. In addition, our potential customers may choose to deploy traditional CRM application software, or utilize their own information technology personnel or system integrators to write new code or rewrite existing applications in an effort to develop their own customer service and support solutions.

Material Effects of Government Regulation in Israel

Pursuant to the Law for the Encouragement of Capital Investments, 1959, or the Capital Investment Law, the Israeli government has granted “Approved Enterprise” status to our existing capital investment programs under the Alternative Benefits Program. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. In April 2005 and January 2011, the Capital Investment Law was amended to revise the criteria for qualifying for tax benefits under this law. See “Item 10E Taxation” for a more information.

As of December 31, 2010, we had not yet begun to generate taxable income for purposes of the Capital Investment Law. Once we do generate taxable income, if we fail to comply in whole or in part with the conditions and criteria set forth under this law, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we may receive, adjusted for inflation and interest.

As of December 31, 2010 we believe that we are in compliance with all the conditions required by the law.

We cannot assure you that we will, in the future, be eligible to receive additional tax benefits under this law. In addition, we cannot assure you that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, in the event that we increase our activities outside the State of Israel, these activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, if we are found ineligible for these anticipated tax benefits, our future expected corporate taxes payable could increase significantly.

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

Our headquarters and principal administrative, research and development operations are located in approximately 6,500 square feet of leased office space in Herzliya, Israel. This lease expires in March 2013.

In the United States, we lease approximately 18,500 square feet in Atlanta, Georgia, which we utilize for marketing, sales, administration, service and technical support. The lease expires in June 2012, and we have the right to extend the lease for an additional three-year term.

In the UK, we lease office space, which we utilize for sales, marketing and services. The lease expires in October 2011 and is not material. In addition, we lease office space in Germany, which is utilized for sales and marketing activities. The lease expired in April 2011 and was not renewed.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

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

We were incorporated in December 1990. In 2004, we introduced Jacada Fusion and elected initially to target corporate customer contact centers, however Jacada Fusion may be also used by our customers for back office applications. In the third quarter of 2005, we introduced a solution specifically for customer service representatives called Jacada WorkSpace. We refer to this market as the “customer service and support market”. Prior to the introduction of our customer service and support market products we had been operating in the legacy application integration and web-enablement market for 16 years. We refer to this market as our “traditional market business”. Customers of our customer service and support market products may also use our traditional market products.

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

In February 2008 our board of directors authorized the use of up to $10 million of our available cash to repurchase our ordinary shares through transactions under Rule 10b-18 of the Securities Exchange Act. Through August 2008 we purchased 149,020 shares for a total purchase price of $2.18 million under this program. Purchases were made from time to time at the discretion of our management in the open market or in privately negotiated transactions, subject to, among other factors, market conditions, trading volume and our share price. No time limit was set for this repurchase program; however, we suspended the program upon commencement of our self tender offer. In September 2008 we purchased 962,776 of our ordinary shares under a self tender offer for total consideration of approximately $15.68 million. See Item “16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for disclosure regarding our repurchase program and self tender offer.

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

On April 6, 2009 we announced measures to reduce expenses in order to align our operations with revenue expectations for 2009. These measures included a 7% reduction in workforce worldwide which impacted 10 positions, as well as salary reductions and other additional cost saving initiatives.

On August 11, 2010 we announced an additional reduction in our work force and other related cost containment programs in order to align our operations with revenue expectations for the balance of 2010. These changes included a reduction in our workforce of approximately 15% worldwide, or 14 employees and 4 open positions. The cost of implementing this realignment was $0.2 million, which was included in the 2010 results.

For the year ended December 31, 2010, our revenue increased to $17.2 million from $16.7 million in the prior year. This revenue increase was primarily attributable to a significant backlog of over $8.5 million at the end of 2009 and the acquisition of a major new customer in early 2010, combined with the continued supplemental services from another sizeable customer during 2010. While revenue trended upward in 2010, our backlog at the end of 2010 declined to $5.5 million.

During 2010, the continued downturn in the economy impacted revenues as some prospects postponed decisions for large projects or lengthened their decision cycle to ensure they had an adequate return on investment before contracting for a customer service and support solution. As a result, we continued to experience long sales cycles. In addition, we were subject to increased competition from vendors offering smaller scale and less expensive solutions. Consequently, we faced increasing pricing pressure.

In November 2010, we introduced a new sales model called Jacada JumpStart. Jacada JumpStart offers a single view, standardized unified desktop solution for call centers, designed for rapid implementation and a low cost structure, all with a money-back guarantee. It allows customers to achieve a reduction in average handling time with minimal investment. From there, the project footprint can expand, providing additional software and services revenue for Jacada. While we will continue to sell full scale unified desktop solutions, we believe that this new sales model will allow us to shorten our sales cycle.

While no sales were made under the Jacada JumpStart model during 2010, this model could impact our future results of operations. The Jacada JumpStart sales model may reduce our revenue levels and reduce services margins in the near term, with the anticipation that a larger, more profitable engagement would follow the initial JumpStart commitment. Because JumpStart projects are intended to be a low-cost first phase solution, the size of these engagements will be much smaller than our typical full solution implementations. In addition, because this model offers a money-back guarantee, the recognition of the associated revenue will be delayed until the right to return period has lapsed. This could reduce revenues in the short term. Finally, while it is our intent that these projects remain profitable for Jacada, they may be sold at a lower gross margin than our full solution implementations.

We had a net loss of $10.6 million in the year ended December 31, 2010, which included a $3.1 million goodwill impairment charge, compared to a net loss of $7.0 million in the year ended December 31, 2009, which included income from discontinued operations of $0.6 million. The increase in net loss was due largely to the $3.1 million goodwill impairment charge in 2010, offset by an increase in gross margins of $0.2 million and a reduction in other operating expenses of $0.7 million, offset by a reduction in net financial income of $0.6 million. See “Results of Operations, Goodwill Impairment” below for information regarding the goodwill impairment charge. The decreases in our other operating expense categories were due largely to more efficient operations arising from our 2010 headcount reduction, offset by associated restructuring charges of $0.2 million.

In 2010, we derived approximately 44% of our revenue from two customers. To the extent that this trend continues, our revenues will be dependent on a relatively limited number of significant customers. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to become profitable.

Revenue Sources

We generally sell our software as part of an overall solution offered to customers that combines the sale of software licenses with services, which normally include significant customization, implementation and integration. As a result, combined license and service revenues are generally recognized over the course of these projects, using the percentage of completion method of accounting and in accordance with software revenue recognition authoritative guidance. Maintenance, also called post-contract support or PCS, includes telephone support, bug repairs, and rights to receive upgrades and enhancements to licensed software on a when-and-if-available basis. We sell our products primarily through our direct sales force to customers and indirectly through resellers. Both the customers and the resellers are considered end users.

Cost of Revenues

Our costs of revenues are comprised of (a) costs of software licenses, (b) costs of services and (c) costs of maintenance.

Cost of software licenses revenues consists of royalties and costs of duplicating media and documentation.

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

Sales of software licenses are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable. We consider all arrangements with payment terms extending beyond six months from the delivery of the elements, not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met. We historically have not granted a right of return to our customers. However, the Jacada JumpStart sales model, introduced in November of 2010, does include a money-back guarantee. While no sales in 2010 were made under this sales model, we expect that future transactions may include a right of return. In transactions where a right of return is provided, we will recognize revenue only after the right of return period has lapsed because we currently lack sufficient historical experience to make a reasonable estimate of future returns. In transactions where a customer’s contractual terms include a provision for customer acceptance based on customer-specified subjective criteria, or for evaluation purposes, we recognize revenues only when such acceptance has been obtained or as the acceptance provision lapses. However, in transactions where a customer’s contractual terms include a provision for customer acceptance based on customer-specified objective criteria, we recognize revenue if we can demonstrate that the delivered product meets the specified criteria prior to customer acceptance.

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

A significant portion of our revenue is recognized over the course of projects under the percentage of completion method of accounting. The percentage of completion method requires the exercise of judgment, such as with respect to estimations of progress towards completion, contract revenue, loss contracts and contract costs. Progress in completion of such projects may significantly affect our annual and quarterly operating results.

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

Reimbursements received for out-of-pocket expenses incurred are characterized as revenue in the statement of operations.

Goodwill. Goodwill is not amortized, but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. We operate under a single reporting unit. Fair value is determined using the discounted cash flows method and market capitalization. We perform impairment tests during the third fiscal quarter. Following the test, no impairment losses were identified. However, subsequent to our third quarter annual impairment test, changes in our projected revenues and cash flows from operations indicated that we should re-perform the test for goodwill impairment. During this subsequent test, the fair value of our reporting unit was found to be less than our carrying value. As a result, we were required to move to the second phase of a goodwill impairment test. In this phase, the implied fair value of the reporting unit’s goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Our results indicated that our entire goodwill balance of $3.1 million was impaired and as a result, we recorded a $3.1 million impairment charge during the fourth quarter of 2010.

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

For equity securities, the new guidance requires that an entity recognize in earnings all declines in fair value below the cost basis that are considered other than temporary. However, if the entity evaluates that the impairment is not other-than-temporary but does not have the intent and ability to hold the equity security until the anticipated recovery of its cost basis, an impairment loss is recognized in earnings. During 2010, we recorded an other-than-temporary loss on one of its equity marketable securities in the amount of $95,000, reflected in “Financial income, net” in the Consolidated Statement of Operations.

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

Fair value of financial instruments. We apply the provisions of ASC 820, “Fair Value Measurements and Disclosures”. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, we use various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

•	Level 1 -	Valuations based on quoted prices in active markets for identical assets that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 -	Valuations based on unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

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

Stock-based compensation expense. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. We estimate the fair value of stock options awards using the Black-Scholes option pricing model. Determining the fair value of share-based awards at the grant date requires the exercise of judgment, including the amount of share-based awards that are expected to be forfeited. If actual results differ from these estimates, equity- based compensation expense and our results of operations could be impacted.

Adoption of new accounting standards

In January 2010, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) 2010-06 which updates the “Fair Value Measurements Disclosures” codified in Accounting Standard Codification (“ASC”) 820. This update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to us, this update became effective as of the first quarter ended March 31, 2010, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting of December 31, 2011. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09 which amends certain recognition and disclosure requirements of Subsequent Events codified in ASC 855. This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for “SEC Filers.” An entity that is a conduit bond obligor (as defined) should evaluate subsequent events through the date that the financial statements are issued, and it should disclose the date through which subsequent events were evaluated. All other entities are required to evaluate subsequent events through the date that the financial statements are available to be issued and also must disclose that date. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

None.

Results of operations

Our historical operating results for the years ended December 31, 2010, 2009 and 2008 as a percentage of total revenues are as follows:

	2010	2009	2008
Revenues:
Software Licenses	10%	8%	31%
Services	76	78	60
Maintenance	14	14	9

Total revenues	100%	100%	100%
Cost of revenues:
Software Licenses(*)	21	17	7
Services(*)	78	77	76
Maintenance(*)	31	28	39

Total cost of revenues	66	66	51

Gross profit	34	34	49
Operating expenses:
Research and development	20	21	20
Sales and marketing	29	37	36
General and administrative	28	27	23
Goodwill impairment	18	-	-
Restructuring	1	-	2

Total operating expenses	96	85	81

Operating loss	(62)	(50)	(32)
Financial income, net	-	4	3

Loss from continuing operations before taxes	(62)	(46)	(29)

Income tax (expense) benefit	-	1	8

Net loss from continuing operations	(62)	(45)	(21)

Net income from discontinued operations, net of taxes	-	3	75

Net income (loss)	(62)	(42)	54

*	Respective revenues

Years Ended December 31, 2010, 2009 and 2008

Revenues and Cost of Revenues

Revenues. Revenues were $17.2 million, $16.7 million and $24.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. Revenues increased by 3% from $16.7 million in

2009 to $17.2 million in 2010, primarily due to a significant backlog of over $8.5 million at the end of 2009 and the acquisition of a major new customer in early 2010, combined with the continued supplemental services from another sizeable customer during 2010.

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

In each of 2010, 2009 and 2008, a significant portion of our revenues was derived from a few large orders. In 2010, two customers represented 44% of our total revenues. In 2009, two customers represented 46% of our total revenues and in 2008, two customers represented 48% of our total revenues.

Software licenses revenues. Software license revenues were $1.6 million, or 10% of revenues for the year ended December 31, 2010, $1.4 million, or 8% of revenues for the year ended December 31, 2009 and $7.6 million, or 31 % of revenues for the year ended December 31, 2008. During 2010 and 2009, approximately 83% and 77%, respectively, of our revenue was generated from existing customers, which typically represents additional services engagements with a limited, if any, software component. The challenging economic conditions of 2009 inhibited prospects from entering into large capital intensive projects and thus limited our transactions with new customers. With a limited number of new customers, the software revenue, both in total and as a percentage of total revenue, declined from 2008 to 2009. Software revenue did increase slightly from 2009 to 2010, the result of completing two large projects signed during 2009 which included a significant software license component, as well as a transaction with a new large customer in 2010.

Service revenues. Service revenues were $13.0 million, or 76% of revenues for the year ended December 31, 2010 compared to $13.0 million, or 78% of revenues for the year ended December 31, 2009, and $14.5 million, or 60% of revenues for the year ended December 31, 2008. Service revenues are generated primarily from installation, implementation and customization of our software products. While services revenue remained flat from 2009 to 2010, the mix of revenue from existing customers and new customers shifted from year to year. Approximately $4.2 million of the 2010 services revenue was generated from existing initial implementations closed in 2009, an increase of $1.7 million over revenue generated in 2009 from existing implementations closed during 2008. The balance of 2010 services revenue was generated from new customers and from add-on business to existing implementations (that were not a part of the initial implementation), which decreased by $1.8 million when compared to 2009. This is reflective of the declining backlog as of the end of 2010. The decline in services revenues from 2008 to 2009 was directly related to the decline in backlog at the end of 2008, and to the general economic conditions in 2009. However, while the economic conditions of 2009 limited our transactions with new accounts, we were able to expand service engagements with our existing customers.

Maintenance revenues. Maintenance revenues were $2.5 million, or 14% of revenues for the year ended December 31, 2010, compared to $2.3 million, or 14% of revenues for the year ended December 31, 2009 and $2.2 million, or 9% of revenues for the year ended December 31, 2008. The increase in maintenance revenues in 2010 in relation to 2009 and 2008 was related to the increased number of customers using our customer service and support market products, combined with cost of living type annual increases in maintenance rates from year to year. The increase in the proportion of maintenance revenues to total revenue from 2008 to 2009 is primarily the result of the decline in software revenues, shifting the mix of revenues towards services and maintenance revenues.

Total Cost of Revenues. Total cost of revenues was $11.2 million, or 66% of revenues for the year ended December 31, 2010, compared to $10.9 million, or 66% of revenues for the year ended December 31, 2009 and $12.4 million, or 51% of revenues for the year ended December 31, 2008. The increase in total cost of revenues from 2009 to 2010 is related to the associated increase in revenues. The decrease in total cost of revenues from 2008 to 2009 is directly related to the decline in revenues from 2008 to 2009. However, cost of revenues, as a percentage of revenues, increased from 51% in 2008 to 66% in 2009, primarily the result of three projects which required additional resources to complete than originally planned at no additional services fee.

Cost of software licenses revenues was $0.3 million, or 21% of software revenues for the year ended December 31, 2010, compared to $0.2 million, or 17% of software revenues for the year ended December 31, 2009 and $0.5 million, or 7% of software revenues for the year ended December 31, 2008. The increase in the cost of software revenue from 2009 to 2010 was primarily the result of a one-time $0.1 million expense associated with the write-off of inventoried OEM licenses. Otherwise, the cost of revenue as a percentage of software revenue declined, the result of our purchase of the source code connected with a product on which we historically paid royalties. The decrease in the cost of software licenses in 2009 from 2008 is directly related to the decline in software license revenue in 2009. Cost of software licenses as a percentage of software revenue increased from 7% in 2008 to 17% in 2009 as a result of pricing pressures on software fees during 2009.

Cost of service revenues was $10.1 million, or 78% of services revenues for the year ended December 31, 2010, compared to $10.0 million, or 77% of services revenues for the year ended December 31, 2009, and $11.0 million, or 76% of services revenues for the year ended December 31, 2008. Services margins remained relatively flat from 2009 to 2010 at 23% and 22%, respectively. In 2009, we had three challenging projects which required additional resources, with no additional revenue, thus depressing 2009 services margins. Two of these three projects were completed in 2009, which should have allowed us to see improvement in services margins in 2010. However, at the end of 2010, the difficult implementation of a separate project required us to invest additional resources, thus eroding our improved margins back to a 22% gross margin. Services headcount during 2010 averaged approximately 45 individuals, consistent with the average headcount in 2009 of 44. We ended the year with 39 services individuals.

The decrease in the cost of services in 2009 from 2008 is directly related to the decline in services revenue in 2009. Cost of services as a percentage of services revenue increased from 76% in 2008 to 77% in 2009, primarily the result of three projects mentioned previously. Services headcount during 2009 declined to a low of 40 individuals, and only increased to 47 near the end of 2009. This reduction in headcount, coupled with salary reductions made at the beginning of 2009, decreased direct employee costs by $0.9 million. In addition, reimbursable expenses, which typically include travel, lodging and meals while implementing solutions at customer sites and which are included in services costs, declined by approximately $0.6 million from 2008 to 2009. These savings, however, were offset by increased subcontractor costs and non-billable travel expenses of $0.4 million required to complete the three projects mentioned previously. See Risk Factor entitled: “Failure to deliver professional services efficiently could negatively impact our gross margins.”

Cost of maintenance revenues was $0.8 million, or 31% of maintenance revenues for the year ended December 31, 2010, compared to $0.6 million, or 28% of maintenance revenues for the year ended December 31, 2009 and $0.9 million, or 39% of maintenance revenues for the year ended December 31, 2008. While headcount remained relatively flat from 2009 to 2010, keeping salary and associated expenses consistent year over year, there was an increase in other expenses such as travel and recruiting fees of approximately $100,000, causing margins on maintenance revenues to decline from 72% in 2009 to 69% in 2010. Maintenance gross margins improved, however, from 2008 to 2009 due to increase in our customer base and our product maturity, coupled with changes in the number of employees providing support in the periods.

Total Operating Expenses. Total operating expenses in 2010 were $16.6 million, representing an increase of $2.4 million or 17%, compared to $14.1 million in 2009. Total operating expenses in 2009 were $14.1 million, representing a decrease of $5.6 million, or 28%, from $19.7 million in 2008. During 2010, we recognized a goodwill impairment charge of $3.1 million. We achieved a reduction in other operating expenses, excluding the goodwill impairment charge, from 2009 to 2010 due to the restructuring measures taken in the third quarter of 2010, particularly in sales and marketing, offset by an increase in general and administrative expenses and restructuring charges. The decrease in operating expenses in 2009 was primarily the result of restructuring measures taken at the end of 2008 and the cost reduction measures taken in the second quarter of 2009, reducing headcount and other costs, as more fully described below under “Restructuring”.

Research and Development. Research and development expenses were $3.5 million, $3.5 million and $4.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. Despite a significant reduction in research and development headcount, from 30 as of December 31, 2009 to 16 as of December 31, 2010, total research and development expenses remained flat. The restructuring announced in the third quarter of 2010 resulted in savings of approximately $350,000 in salary and associated expenses. These savings were offset by approximately $300,000 paid to third parties for purchases of source code and consulting services. The reduction in research and development expenses of $1.3 million from 2008 to 2009 was the result of the following: (i) headcount reduction from an average of 40 individuals in 2008 to 32 individuals in 2009, saving approximately $0.6 million, (ii) salary reductions introduced at the beginning of 2009, saving approximately $0.1 million, (iii) the reduction in consultants used in research and development activities of approximately $0.3 million, and (iv) a reduction in office and other administrative expenses allocated to research and development of approximately $0.4 million. As a percentage of total revenues, research and development expenses were 20%, 21% and 20% for the years ended December 31, 2010, 2009 and 2008.

Sales and Marketing. Sales and marketing expenses were $5.0 million, $6.2 million and $8.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. Sales and marketing expenses decreased $1.2 million from 2009 to 2010, consisting of headcount reductions of 10 employees during the third quarter of 2010, saving $0.8 million, a decrease in commissions of $0.1 million due to a change in compensation plan structure, a reduction in marketing expenses of $0.1 million and a reduction in other miscellaneous expenses of $0.2 million. The decrease in sales and marketing expenses of $2.6 from 2008 to 2009 million was the result of the following: (i) a reduction in headcount from an average of 40 employees during 2008 to an average of 27 employees during 2009, resulting in savings of $1.3 million, (ii) a reduction in commissions and incentives associated with reduced revenue, saving approximately $0.6 million, (iii) a reduction in marketing activities, saving approximately $0.3 million, and (iv) a $0.4 million decrease in other expenses including travel, office and other administrative expenses. As a percentage of total revenues, sales and marketing expenses were 29%, 37% and 36% for the years ended December 31, 2010, 2009 and 2008, respectively.

General and Administrative. General and administrative expenses were $4.8 million, $4.4 million and $5.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. As a percentage of total revenues, general and administrative expenses were 28%, 27% and 23% of total revenues for the years ended December 31, 2010, 2009 and 2008, respectively. General and administrative expenses increased from 2009 to 2010 due to the following: (i) an increase in severance costs not associated with restructuring of $0.1 million, (ii) an increase in bad debt expense of $0.2 million, and (iii) an increase in stock based compensation of $0.1 million. General and administrative headcount declined from 26 as of December 31, 2009 to 20 as of December 31, 2010; however, the elimination of certain positions required us to accrue severance during 2010. As a result, salary expense did not decline from 2009 to 2010. The decrease in general and administrative expenses of $1.2 million from 2008 to 2009 was primarily the result of the following: (i) a reduction in headcount of three individuals, combined with reductions in salary and other incentives and reduced stock compensation expenses associated with the executive management team, saving approximately $0.8 million, (ii) a reduction in bad debt expense of $0.4 million and (iii) other miscellaneous savings of approximately $0.1 million.

Goodwill impairment. Goodwill is tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit, which in our case represents the consolidated entity, with its carrying value. Fair value is determined using the Company’s market capitalization and the discounted cash flows method. The fair value of the company was found to be less than our carrying value (our equity value). As a result, we were required to move to the second phase of a goodwill impairment test. In this phase, the implied fair value of the reporting unit’s goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Our results indicated that our entire goodwill balance of $3.1 million was impaired and as a result, we recorded a $3.1 million impairment charge during the fourth quarter of 2010.

Restructuring. During 2010, we announced a reduction in our work force in order to align our operations and expenses with anticipated revenue. These changes included a 15% reduction in work force worldwide, which included 14 employees and 4 open positions, mainly from research and development. The cost of implementing this restructuring plan was $0.2 million, which is included in the 2010 results. During 2008, we announced a reduction in our work force and other related cost containment strategies in order to align our operations and expenses with anticipated revenues for 2009. These changes included in a 14% reduction in workforce worldwide, which included approximately 18 employees and 6 third party research and development service providers. The cost of implementing this restructuring plan was $0.5 million, which is included in the results for 2008.

Financial Income, Net. Financial income, net, was $0.1 million for the year ended December 31, 2010, $0.7 million for the year ended December 31, 2009 and $0.7 million for the year ended December 31, 2008. Financial income in 2010 consisted of $0.1 million in interest income, $0.2 million in dividend income, offset by foreign currency translation losses and bank charges of $0.1 million and an other-than-temporary loss on marketable securities of $0.1 million. During 2010, we recognized an other-than-temporary loss on one of our marketable securities because it was more likely than not that we would be required to sell the marketable security before the recovery of its cost basis. Financial income in 2009 consisted of $0.3 million in interest income and $0.4 million in gains on marketable securities. In 2008, financial income consisted of $1.5 million in interest income, offset by a loss of marketable securities of $0.4 million, foreign currency translation losses and bank charges of $0.4 million. The reduction in interest expense from 2009 to 2010 was the result of minimal investments in interest bearing securities as we invested $9.9 million in common stocks during 2010. This investment in stocks generated $0.2 million in dividend income not applicable to 2009. The reduction in interest income from 2008 to 2009 resulted from a decline in our cash and investments portfolio during the periods and from a significant decline in interest rates, especially during 2009. The 2008 loss on marketable securities included $0.3 million of impairment in our auction rate security, which was reversed in 2009 when we sold the security at par value. (See also “Item 3: Key Information. D. Risk Factors. Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk”). In addition in 2008, our financial income was adversely affected by the weakening of the English Pound on our monetary English Pound balances.

Pre-tax Loss from Continuing Operations. As a result of the above factors, our continuing customer service and support operations generated pre-tax losses of $10.6 million in 2010, $7.7 million in 2009 and $7.0 million in 2008.

Tax (expense) benefit. In 2010, we had a tax expense of $0.05 due to current income tax expenses primarily the result of alternative minimum taxes due in the United States. In 2009, our tax benefit in the amount of $0.1 million was composed of $0.2 million in tax benefit from continuing operations offset by $0.1 million in tax expenses in the U.S. In 2008, our tax benefit in the amount of $2.0 million was composed of $2.1 million in tax benefit from continuing operations, used to offset the capital gain from the sale of our discontinued operations, and $0.1 million tax expenses.

As of December 31, 2010, the Company had an Israeli net operating loss carryforward of approximately $27.7 million which can be carried forward and offset against taxable income with no expiration date. As of December 31, 2010, the U.S subsidiary had a U.S. net operating loss carryforward for income tax purposes of approximately $2.6 million. The net operating loss carryforward expires within 12 to 16 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. As of December 31, 2010, the European subsidiaries had net operating losses carryforward for income tax purposes, of approximately $2.5 million which can be carried forward and offset against taxable income with no expiration date.

Income from Discontinued Operations net of taxes. The income from discontinued operations for the year ended December 31, 2009 was $0.6 million and represents the discharge of a liability associated with the discontinued operations. See “Item 8: Financial Information, A. Consolidated Statements and Other Financial Information, Legal Proceedings”. The income from discontinued operations for the year ended December 31, 2008 was $18.2 million and includes mainly the capital gain, net of taxes.

Net Income (Loss). As a result of the above factors, our operations generated a net loss of $10.6 million in 2010, net loss of $7.0 million in 2009 and net income of $13.2 million in 2008.

B.	Liquidity and Capital Resources

Since our inception, we have funded operations through the private placement and public offering of equity securities, internal operations, the sale of our traditional market business and, to a lesser extent, borrowings from financial institutions.

As of December 31, 2010, we had $18.5 million in cash and investments, including $0.5 million in restricted cash, $5.9 million cash and cash equivalents and $12.1 million in marketable securities. Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition. Our marketable securities are available for sale, but may be subject to losses due to fluctuations in the market. During 2010, operating activities used approximately $5.0 million in cash. The major components of this use of cash were the net loss of $10.6 million, offset by the add-back of non-cash expenses such as depreciation of $0.5 million, stock-based compensation of $0.3 million, goodwill impairment of $3.1 million and accrued interest and amortization of premium on marketable securities of $0.1 million, further offset by changes in working capital of $1.6 million. The major components of this change in working capital were a decrease in other current assets of $0.8 million, which represented the prepayment of certain project expenses in 2009 for which we received benefit of cash flow in 2010, a decrease in accounts receivable of $0.9 million, reflecting a combination of cash inflow from improved collections and fewer invoices generated as of the end of 2010, an increase in deferred revenues of $0.4 million and a decrease in accrued expenses and accounts payable of $0.6 million, representing cash used to pay off certain 2009 liabilities. Cash used in investing activities was $1.6 million, including proceeds from the sale of marketable securities of $9.7 million, offset by purchases of marketable securities of $11.0 million, purchases of property and equipment of $0.4 million and a decrease in restricted cash of $0.1 million. Cash provided by financing activities of $0.1 million represented the receipt of cash upon the exercise of stock options. We believe that our cash and investments are sufficient to cover our liabilities for the next twelve months.

In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded U.S. corporations. See “Item 10E Taxation” for more information regarding these investments. As of December 31, 2010, the fair value of these investments was $10.3 million, representing a $0.4 million unrecognized gain on investments. As of May 31, 2011, the fair value of these investments was $10.8 million.

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

As of December 31, 2008, we had $33.1 million in cash and investments including $3.2 million restricted cash of which $2.6 million was held in escrow by a third party through June 2009 as a security for payment of potential indemnification claims under the January 2008 agreement for the sale of our traditional market business, for which we received consideration of $26 million in cash. Expenses associated with that transaction were approximately $1.4 million. During 2008 we purchased a total of 1,111,796 of our ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by us for a total of $17.9 million including related expenses. During 2008, operating activities (including discontinued operations) used approximately $6.7 million in cash, composed of $5.0 million net cash used in continuing operations and $1.7 million net cash used by discontinued operation. The major components using cash in the continuing operations were the net loss of $5.0 million from continuing operations, the increase of $1.1 million in trade receivables and the decrease of $0.9 million in deferred revenue and the increase in other current assets of $ 0.5 million that was partly offset by non-cash depreciation and amortization of $0.8 million, non-cash expenses for stock compensation related to options granted to employees and officers in the amount of $0.9 million and the impairment of marketable securities of $0.4 million. The major component using cash in discontinued operations was a decrease in accrued liabilities. Net cash provided by investing activities was $28.8 million in 2008, composed of $6.7 million net cash provided by continuing operations and $22.1 million net cash provided by discontinued operations. The major components providing cash in the continuing operations were the net proceeds from marketable securities in the amount of $8.2 million and was partly offset by the purchase of property and equipment in the amount of $1.0 million and the increase in restricted cash of $0.6 million. The major component providing cash from discontinued operations was the net gain from selling our traditional market business. Net cash used by financing activities from continuing operations was $16.9 million attributed to the $17.9 million used to purchase our shares, which was offset by $0.9 million of proceeds received from the exercise of stock options.

Expenditures for property and equipment were approximately $0.4 million, $0.3 million and $1.0 million for the years ended December 31, 2010, 2009 and 2008, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations.

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

Our research and development expenses were $3.5 million for the year ended December 31, 2010, $3.5 million for the year ended December 31, 2009 and $4.8 million for the year ended December 31, 2008. As of December 31, 2010, 2009 and 2008, respectively, we had 16, 30 and 31 employees engaged in our product development activities. See “Item 5: Operating and Financial Review and Prospects, A. Operating Results. Restructuring Charges” for disclosure regarding the reduction of our workforce in 2008, which included termination of our engagement with research and development third party service providers and in 2010, which included the elimination of nine research and development positions.

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

We anticipate that a large number of our future customer service and support solution deals will continue to involve substantial customization and implementation services of our solutions and that a majority of our revenues will continue to derive from the provision of professional services. If we do not increase the proportion of our total revenue attributable to software license fees or if we do not increase our professional services gross margins we may not be able to achieve or maintain profitability. Our limited experience and knowledge regarding the customer service and support market may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated. Any such expending of more resources may negatively impact our professional services gross margins and our ability to achieve or maintain profitability. See “Risk Factors: “Our revenues could be adversely affected if we fail to recruit and retain consultants and other technical service personnel”, “A majority of our revenues derives from the provision of professional services” and “Failure to deliver professional services efficiently could negatively impact our gross margins” for a discussion of the potential effects of this trend.

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

Our backlog may decrease if we do not maintain or increase the number of transactions. See: “Item 5: Operating and Financial Review and Prospects. A. Operating Results, Revenues and Cost of Revenues” for further disclosure regarding our revenue recognition policies. Reduced backlog means that we will be more dependent on signing new transactions in 2011 in order to generate revenues. See “Risk Factor: Our revenues may decline if we do not increase the number of transactions we enter into in 2011” for a discussion of the potential effects of this trend.

In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded U.S. corporations. See “Item 10E: Taxation” for more information regarding these investments. See also “Risk Factor: Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio”. The investments in common stock are subject to risks associated with stock market investments and the risks associated with each particular company whose common stock we hold and if we need to liquidate some or all of those investments in order to access cash, we may be forced to sell such investments at a loss.

E. Off-balance sheet arrangements. We are not party to any off-balance sheet arrangements. See “Item 4b: Material Effects of Government Regulation in Israel”.

F. Tabular Disclosure of Contractual Obligations. The following table summarizes our contractual obligations and commercial commitments as of December 31, 2010:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facilities	$1,220	$697	$523	-	-
Severance pay*	$366	-	-	-	-

*	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. For employees whose employment commencement date is prior to January 1, 2005 these obligations are payable only upon the termination of the respective employee. However, while this amount may be reduced upon voluntary termination by an employee, it is not our general practice to reduce the amounts of severance payments in cases of voluntary termination. As of December 31, 2010, the severance pay funds were $0.2 million and will be used to satisfy a portion of our obligations.

G.	Safe Harbor

Not applicable.

H.	Non-GAAP Financial Measures

Not applicable.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our executive officers and directors as of March 31, 2011:

Name	Age	Position
Thomas H. Clear	55	Chief Executive Officer
Gideon Hollander(1)	46	Active Chairman of the Board and Director
Caroline Cronin	40	Chief Financial Officer
Yossie Hollander	53	Director
Ohad Zuckerman(2)(1)	46	Director
Gittit Guberman(2)	55	Director
Avner Atsmon(2)	48	Director
(1)	Member of the Options Committee
(2)	Member of the Audit Committee

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

Gideon Hollander was a co-founder of Jacada in 1990. Mr. Hollander has been the Chairman of our Board of Directors since January 2008, having served as our Chief Executive officer from 1990 to December 2007. Since January 2011, Mr. Hollander assumed the position of Active Chairman of our Board of Directors, which means Mr. Hollander actively participates in the day to day operations of the Company. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations. Gideon Hollander is Yossie Hollander’s brother.

Caroline Cronin joined us in June 2008 as Vice President of Finance, prior to being promoted to Chief Financial Officer in January 2010. Ms. Cronin is a CPA with several years of experience in financial leadership, management and reporting. Prior to joining Jacada, between November 1999 and June 2008 Ms. Cronin served as corporate controller and chief financial officer of Optio Software, a document automation software provider, where she led the divestiture team and successfully negotiated the sale of the company to Bottomline Technologies. Between 1997 and 1999 Ms. Cronin served as an Assistant Corporate Controller for Medical Manager Corporation, a healthcare management software provider. Ms. Cronin holds a BS in Accounting and an MBA from Florida State University.

Yossie Hollander has been director since 1990 and was the Chairman of our Board of Directors from November 1995 to December 2007. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Mr. Hollander is a member of the executive board of the Weizmann Institute of Science. Yossie Hollander is Gideon Hollander’s brother

Ohad Zuckerman has served as a director since December 2000. Mr. Zuckerman is the CEO of UniVerve Ltd., a renewable energy group, specializing in Waste-to-Energy and Microalgae-to-Biofuel. Between January 2000 and March 2008 Mr. Zuckerman served as the President & CEO of Zeraim Gedera Ltd., an agricultural company which specializes in breeding of vegetable varieties as well as in production and marketing to the seeds of such varieties worldwide. Prior to this position Mr. Zuckerman served as Zeraim Gedera’s Executive Vice President between 1998-2000 and as its Marketing Manager between 1990-1998. Between 1998-2002, Mr. Zuckerman served as a member of the board of directors at Maximal Innovative Intelligence Ltd., a provider of software for extracting information from data warehouses, which was sold to Microsoft.

Ms. Gittit Guberman joined us in October 2010 as a director. Ms. Guberman also serves as the CFO of Micronet Ltd., as a member of the board of directors of Israel Discount Bank and as an external director of Cham Foods (Israel) Ltd. and RoboGroup T.E.K. Ltd. From 2002 to 2008 Ms. Guberman served in various positions in Incredimail Ltd., the latest of which was director. Prior to 2002 Ms. Gubermen served as an attorney and investment banker with Eihut Capital Markets Ltd. Between 2002 and 2008 Mrs. Guberman also served as an external director of the Tel-Aviv Stock Exchange. Ms. Guberman has a B.Sc. in economics and mathematics, an M.A. in Economics, an M.B.A and an L.LB from the Hebrew University of Jerusalem.

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

The aggregate remuneration we paid for the year ended December 31, 2010 to all executive officers as a group, including our former executives whose employment was terminated during 2010 was $1.2 million in salaries, fees, commissions and bonuses. This also includes $45,000 paid as severance to our terminating executive officers. As of August 2008 each our directors receive annual compensation of NIS 42,600 (approximately $11,000) plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended. Between July 1, 2009 and September 30, 2010 Mr. Gideon Hollander received a quarterly fee of $6,000 in addition to his compensation as a director for his service as our chairman of the board. Effective October 1, 2010, and for as long as Mr. Hollander provides additional services to the Company, Mr. Hollander receives a quarterly fee of $12,000. In addition, all directors are entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as board members, including attending board of directors meetings. Directors also receive options to purchase our ordinary shares.

As of March 31, 2011 options to purchase 288,625 ordinary shares granted to our directors and executive officers (8 persons) under our option plans were outstanding. The weighted average exercise price of these options was $10.57 per share ranging from $4.36 to $16.56, and the expiration dates of the options range from June 5, 2012 to October 25, 2017.

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

At our annual meeting in August 2004, the shareholders voted to fix the number of directors at six directors. We currently have only five directors. In accordance with the terms of our articles of association, the board of directors is divided into four classes, with the following terms of office:

•	Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2012;

•	Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2013;

•	Class III directors, whose terms expire at the annual meeting of shareholders to be held in 2011; and

•	A class of directors whose terms expire after one year, at each annual meeting of shareholders.

Our Class I directors are Avner Atsmon and Ohad Zuckerman. Our Class II director is Gittit Guberman. Our Class III directors are Gideon Hollander and Yossie Hollander. We do not currently have a director whose term expires annually.

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

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. Under applicable regulations, a director with accounting and financial expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “—External Directors.” He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, our Board of Directors must consider, among other things, the type and size of our company and the scope and complexity of its operations. Our Board of Directors has determined that our company requires one director with such expertise, and that Ms. Gittit Guberman has accounting and financial expertise.

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

Under a recent amendment to the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as either an external director or as a director who meets the following criteria:

•

he or she meets the qualifications for being appointed as an external director (see below under “- External Directors”), except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

•

he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

Under the Companies Law, our Audit Committee is responsible for (i) determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the Board of Directors to improve such practices, (ii) determining whether to approve certain related party transactions (including compensation of office holders or transactions in which an office holder has a personal interest and whether such transaction is material), (iii) where the Board of Directors approves the working plan of the internal auditor, to examine such working plan before its submission to the Board and propose amendments thereto, (iv) examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (v) examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our Board or shareholders, depending on which of them is considering the appointment of our auditor and (vi) establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees. In compliance with new regulations under the Companies Law, our Audit Committee will also approve our financial statements, thereby fulfilling the requirement that a board committee provide such approval. Our Audit Committee may not approve an action or a related party transaction, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one an external director.

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

The current members of the audit committee are: Ohad Zuckerman, Avner Atsmon and Gittit Guberman.

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

External Directors

Under the Companies Law, the boards of directors of companies whose shares are publicly traded, including companies with shares listed on the NASDAQ Stock Market, are required to include at least two members who qualify as external directors.

The Companies Law provides that external directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•

the majority voted in favor of election includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, which we refer to as a disinterested majority; or

•

the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the election of the director does not exceed two percent (2%) of the aggregate voting rights in the company.

The term controlling shareholder is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

After an initial term of three years, external directors may be reelected to serve in that capacity for up to two additional three year terms, provided that either (i) his or her service for each such additional term is recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent (2%) of the aggregate voting rights in the company; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above). The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders meeting immediately to appoint a replacement external director.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee must include all external directors then serving on the board of directors. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to applicable regulations. Compensation of an external director is determined prior to his or her appointment and may not be changed throughout his or her term (subject to certain exemptions).

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of the controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other prohibited relationship with the company or, with any person or entity controlling the company of a relative of such person, with any entity controlled by or under common control with the company; or (b) in the case of a company with no controlling shareholder, any affiliation or other prohibited relationship with a person serving as chairman of the board, chief executive officer, a substantial shareholder or the most senior office holder in the company’s finance department.

The term relative is defined as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons. The term affiliation and the similar types of prohibited relationships include (subject to certain exemptions):

•	an employment relationship;

•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

•

service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

The term office holder is defined under the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company for his or her role as a director. This prohibition does not apply to compensation paid or given in accordance with Israeli Companies Law regulations or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage. Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an executive officer or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors not otherwise affiliated with the Company are of the same gender, the external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

A person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise. In addition, at least one of the external directors must be determined by our Board of Directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the NASDAQ Listing Rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under Israeli law, then neither of our external directors is required to possess accounting and financial expertise as long as both possess other requisite professional qualifications.

Ohad Zuckerman, Avner Atsmon and Gittit Guberman are currently serving as our external directors.

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

As of December 31, 2010, we had 28 employees in Israel, 43 in the United States and 25 in Europe. Of our 96 employees, 16 were engaged in research and development, 16 in sales, marketing and business development, 44 in professional services and technical support and 20 in finance, administration and operations. With respect to our Israeli and European employees, we are subject to local labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay, termination of employment procedures and other conditions of employment.

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

The following table sets forth for the last three financial years, the number of our employees broken down into categories.

Period ending December 31,	2010	2009	2008

Research and Development	16	30	31
Marketing, Sales, Services and Customer Support	60	80	90
Administration Management and Information Systems	20	26	29

Total	96	136	150

E.	Share Ownership

Other then Gideon Hollander, Yossie Hollander and Thomas Clear, whose shareholdings are described in Item 7 below, none of our officers and directors owns in excess of one percent of our outstanding ordinary shares.

Option Plans. We currently maintain two option plans, the 1999 Option Plan and the 2003 Share Option Plan. The purpose of our option plans is to afford an incentive to officers, directors, employees and consultants of ours, or any of our subsidiaries, to acquire a proprietary interest in us, to continue as officers, directors, employees and consultants, to increase their efforts on behalf of us and to promote the success of our business.

As of December 31, 2010, 543,641 ordinary shares were available for future grants under these option plans to be granted to officers, directors, employees and consultants. As of December 31, 2010, options to purchase 586,024 ordinary shares were outstanding under the option plans. As of December 31, 2010, the weighted average exercise price of options outstanding under our option plans is $11.68. Our option plans are administered by our board of directors and the options committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants. In addition, pursuant to the option plans, the exercise price of options shall be determined by our board of directors or our options committee but may not be less than the par value of the ordinary shares and is typically the fair market value on the date of grant. The vesting schedule of the options is also determined by our board of directors or our options committee but generally the options vest over a four year period. Generally, options granted under the option plans are exercisable until seven to ten years from the date of the grant. The 1999 Option Plan expired on December 31, 2009. The 2003 Share Option Plan will expire on December 31, 2012.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

During 2008 we purchased a total of 1,111,796 of our ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by us. The shares we repurchased are held by us as treasury shares. Under the Companies Law for so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders. The financial and shareholders information provided under this annual report do not consider these treasury shares as part of our issued and outstanding share capital.

The following table sets forth, to the best of our knowledge, as of May 31, 2011, those shareholders that own 5% or more of our capital stock and officers that own 1% or more of our capital stock.

Name of Beneficial Owner	Number of Shares Owned	Percentage
Yossie Hollander (1)	553,503	13.22%
Gideon Hollander (2)	453,747	10.75%
New Resources (3)	230,000	5.53%
Gunar Anstalt (4)	223,750	5.38%
Thomas H. Clear (5)	62,500	1.5%

(1)	Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander. Represents 325,320 ordinary shares owned individually by Mr. Hollander, 75,668 ordinary shares owned by Mr. Hollander’s spouse and 125,015 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein. Includes 27,500 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares and an aggregate of 387,400 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests. Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts. Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346.

(2)	Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander. Represents 391,247 ordinary shares owned individually by Mr. Hollander, and 62,500 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 11 Shenkar Street, Herzliya 46725, Israel.

(3)	Based on a Schedule 13G filed with the Commission on February 16, 2010. We make no representation as to the accuracy or completeness of the information reported. New Resource’s address is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(4)	Based on a Schedule 13G filed with the Commission on February 22, 2010. We make no representation as to the accuracy or completeness of the information reported. Gunar Anstalt’s address is AeuleStrasse 5, FL-9490 Vaduz, Liechtenstein.

(5)	The shares listed represent shares issuable upon exercise of options vested within 60 days of the date hereof.

Based on a Schedule 13G/A filed by KVO Capital Management, LLC with the Commission on February 10, 2011, KVO Capital Management, LLC no longer holds more than 5% of our capital stock. As of February 10, 2011, such fund holds 184,585 ordinary shares which represent 4.4% of our capital stock. We make no representation as to the accuracy or completeness of the information reported.

Based on a Schedule 13G/A filed by Emancipation Capital, LP with the Commission on January 21, 2011 Emancipation Capital funds no longer holds more than 5% of our capital stock. As of January 21, 2011, such funds holds 176,081 ordinary shares which represent 4.2% of our capital stock. We make no representation as to the accuracy or completeness of the information reported.

The shareholders that own 5% or more of our capital stock do not have different voting rights.

Based on information available to us, as of May 17, 2011, there were 43 record holders of our shares in the United States, which represented approximately 35% of the outstanding shares as of such date. To our knowledge, no corporation, foreign government or other natural or legal person directly or indirectly controls Jacada.

B.	Related Party Transactions

As of August 2008 our directors each receive annual compensation of NIS 42,600 (approximately $11,000) plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended. Between July 1, 2009, and September 30, 2010, Mr. Gideon Hollander received a quarterly fee of $6,000 in addition to his compensation as a director for his service as our chairman of the board. Effective as of October 1, 2010 and for as long as Mr. Hollander provides additional services to the Company, Mr. Hollander receives a quarterly fee of $12,000. See “Item 6: Directors, Senior Management And Employees” for disclosure about our directors’ compensation.

C.	Interests of Expert and Counsel

Not applicable.

Item 8: FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 for audited consolidated financial statements.

Export Sales

We generated $8.9 million, approximately 52% of our revenues, in North America and $8.0 million, approximately 47% in Europe through wholly owned subsidiaries during the period beginning January 1, 2010 and ending December 31, 2010. Our export sales consist mainly of intercompany transactions with our subsidiaries.

Legal Proceedings

We are, from time to time, a party to legal proceedings that are incidental to our business.

We are currently not party to any legal proceedings.

Dividend Policy

Our policy has been not to pay dividends. See “Item 10.B Memorandum and Articles of Association” for disclosure regarding the procedures for dividend distribution and Item “16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for disclosure regarding our repurchase program and self tender offer.

B.	Significant Changes

None.

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

Year	Period	High	Low
2006	01/01/06 – 12/31/06	12.40	8.24
2007	01/01/07 – 12/31/07	17.08	9.84
2008	01/01/08 – 12/31/08	16.28	8.12
2009	01/01/09 – 12/31/09	13.28	4.96
2010	01/01/10 – 12/31/10	8.32	3.20

The following table shows the high and low market prices on the Nasdaq Global Market for our ordinary shares for each financial quarter during our two most recent financial years.

Period	High	Low
01/01/09 – 03/31/09	13.12	5.64
04/01/09 – 06/30/09	13.28	7.64
07/01/09 – 09/30/09	8.64	6.60
10/01/09 – 12/31/09	8.40	4.96
01/01/10 – 03/31/10	6.80	5.28
04/01/10 – 06/30/10	8.32	3.72
07/01/10 – 09/30/10	4.72	3.20
10/01/10 – 12/31/10	5.80	3.71

The following table shows the high and low market prices on the Nasdaq Global Market for our ordinary shares for the most recent six months.

Month	High	Low
10/2010	5.80	3.92
11/2010	4.80	3.71
12/2010	4.49	3.88
01/2011	4.20	3.89
02/2011	4.00	3.53
03/2011	3.61	3.33

The following table shows the high and low market prices on the TASE of our ordinary shares in the indicated years. Trading in our shares on the TASE commenced on June 18, 2001. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rate between the U.S. Dollar and the NIS.

Year	Period	High	Low
2006	01/01/06 – 12/31/06	12.44	8.76
2007	01/01/07 – 12/31/07	17.52	9.92
2008	01/01/08 – 12/31/08	16.80	8.96
2009	01/01/09 – 12/31/09	14.80	4.88
2010	01/01/10 – 12/31/10	6.74	3.37

The following table shows the high and low market prices on the TASE for our ordinary shares for each financial quarter during our two most recent financial years. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rates between the U.S. Dollar and the NIS.

Period	High	Low
01/01/09 – 03/31/09	13.68	8.52
04/01/09 – 06/30/09	14.8	8.12
07/01/09 – 09/30/09	8.92	6.24
10/01/09 – 12/31/09	7.80	4.88
01/01/10 – 03/31/10	6.74	5.55
04/01/10 – 06/30/10	6.74	3.82
07/01/10 – 09/30/10	4.30	3.37
10/01/10 – 12/31/10	5.45	3.81

The following table shows the high and low market prices on the TASE for our ordinary shares for the most recent six months. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. Dollars in accordance with the applicable exchange rates between the U.S. Dollar and the NIS.

Month	High	Low
10/2010	5.45	4.14
11/2010	4.37	3.81
12/2010	4.42	4.01
01/2011	4.23	3.83
02/2011	3.83	3.48
03/2011	3.72	3.39

B.	Plan of distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol “JCDA” and on the TASE under the same symbol or its Hebrew equivalent.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10: ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

For a copy of our Memorandum of Association and our Articles of Association, see Item 19, Exhibits 1.1 and 1.2 which have been incorporated by reference as part of this Annual Report from our Registration Statement on Form F-1, File No. 333-10882, as well as Exhibit 1.3 (incorporated by reference to Exhibit 1.3 to our Annual Report on Form 20-F for the year ended December 31, 2003), Exhibit 1.4 (incorporated by reference to Exhibit 1.4 to our Annual Report on Form 20-F for the year ended December 31, 2004) and Exhibit 1.5 to this Annual Report. In addition, because we are an Israeli company, we are governed by the provisions of the Companies Law, which are described below along with certain provisions of our governing documents.

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

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Item 6. Directors, Senior Management and Employees” is an office holder under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company. The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her and any documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith. Approval first by the company’s audit committee and subsequently by the board of directors is required for (i) an extraordinary transaction and (ii) compensation of, or an undertaking to indemnify or insure, an office holder who is not a director. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee have a personal interest in the matter, or unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee and/or the board of directors has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee and/or the board of directors on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of Personal Interests of Controlling Shareholders

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes any shareholder who holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be a single shareholder and may be deemed a controlling shareholder for the purpose of approving such transaction. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or a transaction with a controlling shareholder or his or her relative, directly or indirectly, and the terms of engagement and compensation of a controlling shareholder who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•	a disinterested majority; or

•

the votes of shareholders who have no personal interest in the transaction and who are present and voting, in person, by proxy or by voting deed at the meeting, and who vote against the transaction may not represent more than two percent (2%) of the voting rights of the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and at class shareholder meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	the approval of interested party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote or a shareholder class vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

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

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by our shareholders.

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

Required Approvals

Under the Companies Law, indemnification of, and procurement of insurance coverage for office holders must be approved by the audit committee and board of directors and, in specified circumstances, by the shareholders of a company. In August 2003, August 2004, October 2006 and October 2010, our shareholders approved indemnification agreements with our directors under which we have undertaken to indemnify our directors to the fullest extent permitted under the Companies Law. In April 2009, our audit committee and board of directors approved an indemnification agreement with our chief executive officer under which we have undertaken to indemnify such officer to the fullest extent permitted under the Companies Law.

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

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

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

Mergers and Acquisitions; Anti-takeover Provisions

The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of our Company must approve a merger involving our company by a vote of 75% of our shares, present and voting on the proposed merger at a shareholders’ meeting, provided that the merger is not objected to by a majority of the shares represented at the meeting after excluding shares held by the other party to the merger or any person holding at least a 25% interest in such other party, including related parties or entities under the other party’s control. Our articles differ from the Companies Law in this respect, as under the law mergers require approval only of a majority of the voting power of a company represented at the relevant shareholders meeting and voting thereon after excluding shares held by the other party to the merger or any person holding at least a 25% interest in such other party, including related parties or entities under the other party’s control. Notwithstanding the foregoing, if the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

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

If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company that acquisition must be made by means of a tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if, following consummation of the tender offer, the acquirer would hold at least 98% of all of the company’s outstanding shares or shares of the relevant class. However, the acquirer may not acquire in such tender offer any tendered shares to the extent that the acquisition of those shares would bring the acquirer’s ownership to more than 90% but less than 95% of the shares of the target company. In addition, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

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

Passive Foreign Investment Company Rules

We believe that we are not a passive foreign investment company (a “PFIC”) for United States federal income tax purposes, and we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, but we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination. Ultimately, our status is a factual determination made annually and may be subject to change. A U.S. Holder may have less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our shares if we are deemed a PFIC, unless such U.S. Holder makes certain elections which may have additional tax consequences, as described below. Making these elections or “protective” elections may be particularly relevant this year given that our PFIC status for 2010 depends both on our non-PFIC status for all years prior to 2009, on us not being a PFIC in both 2010 and 2011 and a favorable determination by the IRS as to the status of our common stocks as non-passive assets, as described below.

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

In 2009, we held passive assets in an amount that could have caused us to become a PFIC, absent a specific exemption on which we are relied. This exemption generally required or requires that we meet all of the following conditions: (i) we were never a PFIC in any taxable year prior to 2009; (ii) it is established to the satisfaction of the Internal Revenue Service that (a) substantially all of our passive income in 2009 was attributable to proceeds from the disposition of one or more active trades or businesses, and (b) we will not be a PFIC in 2010 or 2011; and (iii) we in fact are or will not be a PFIC in 2010 or 2011. We believe that we met and continue to meet the conditions to this exemption as described above. However, since this exemption can be failed by us either being a PFIC in the past or in the future, U.S. Holders should consider making one of the elections, including “protective” elections, described below.

In 2010, we invested $9.9 million of our cash in the common stock of various U.S. corporations. We believe that under the “Domestic Look-through Rule” of Section 1298(b)(7) of the Internal Revenue Code, these stocks are considered a non-passive asset for purposes of the Asset Test described above. As a result, we were in compliance with the Income Test and Asset Test in 2010 and were not considered a PFIC. However, should the U.S. Internal Revenue Service (the “IRS”) determine that, in their opinion, the common stocks are a passive asset, we will have failed the Income Test and Asset Test and would be considered a PFIC.

Based on the active nature of our assets and income and the specific exemption described above, we do not believe that we have been a PFIC for the tax years through and ending on December 31, 2010. However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of such test to us. In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC. For example, sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test. Fluctuation in the market price of our shares may also impact the application of such test.

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

Even if it is not made in a timely fashion, a QEF election can still be made together with a deemed sale election or “purging election” for the same taxable year. If a purging election is made, the U.S. Holder will be treated as if it had sold our ordinary shares for their fair market value on the last day of the taxable year and will recognize gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions described above. Thereafter, the U.S. Holder’s interest will be treated as an interest in a QEF.

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

Israeli Taxation

The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us, and certain Israeli Government programs benefiting us. This section also contains a discussion of material Israeli tax consequences to persons acquiring ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to certain types of investors subject to special treatment under Israeli law, such as traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting share capital. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in this discussion will be accepted by the tax authorities. This discussion is not intended, should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

Israeli companies were subject to “Corporate Tax” on their taxable income at the rate of 25% for the 2010 tax year. The tax rate will be 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

As of 2010, Israeli companies are subject to the regular corporate tax rate for their capital gains. Prior to that, Israeli companies were generally subject to a capital gains tax rate of 25% (other than capital gains from sales of certain listed securities, which were subject to the regular corporate tax rate).

Foreign Exchange Regulations

Israeli companies may calculate their tax liability in US dollars according to certain orders. The tax liability, as calculated in US dollars is translated into NIS according to the exchange rate as of December 31st of each year.

Commencing with taxable year 2003, we have elected to measure our results for tax purposes in U.S.dollars, according to the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. We believe that we meet the necessary conditions and as such, continue to measure our results for tax purposes based on the U.S. dollar.

Besides being subject to the general corporate tax rules in Israel, we have also from time to time applied for and received certain tax benefits from, and participate in, programs sponsored by the Government of Israel, as described below.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 5672-1969

The Law for the Encouragement of Industry (Taxes), 5672-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. A company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS (exclusive of income from specified government loans), is derived from Industrial Enterprises owned by that company. An “Industrial Enterprise” is defined as an enterprise whose major activity in a particular tax year is industrial manufacturing activity.

Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits, among others:

•

Deduction of the cost of purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Company, over an eight-year period, commencing in the year in which such rights were first exercised;

•	Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies;

•	Accelerated depreciation rates on equipment and buildings; and

•	Expenses related to a public offering are deductible in equal amounts over three years commencing in the year of the offering.

Under some tax laws and regulations, an industrial enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date the operations begin and the number of work shifts. An industrial company owning an Approved Enterprise, as defined below, may choose between these special depreciation rates and the depreciation rates available to the Approved Enterprise.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any Government agency.

We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that the Israeli tax authority will agree that we qualify, or, if we qualify, that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959, which is referred to below as the Capital Investments Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Capital Investments Law was significantly amended effective April 1, 2005 (which we refer to as the 2005 Amendment), and as of January 1, 2011 (which we refer to as the 2011 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Capital Investments Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Capital Investments Law. Similarly, the 2011 Amendment introduces new benefits instead of the benefits granted in accordance with the provisions of the Capital Investments Law prior to the 2011 Amendment. However, companies entitled to benefits under the Capital Investments Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Capital Investments Law prior to its amendments as well as the relevant changes contained in the new legislation.

Tax benefits prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Capital Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits had to receive an approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (Investment Center). Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

An Approved Enterprise is entitled to receive a grant from the Government of Israel. Taxable income derived from an Approved Enterprise under the Capital Investments Law grants program is subject to tax at the maximum rate of 10%-25%, depending on the extent of foreign investment in the company. These tax benefits are granted for a limited period not exceeding 7 years, or 10 years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Investment Center). The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which the production commenced (as determined by the Investment Center) or 14 years from the year of receipt of Approved Enterprise status, whichever is earlier.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Capital Investments Law and, in lieu of the foregoing, may participate in an “Alternative Benefits Program”. Under the Alternative Benefits Program, a company’s undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between 2 and 10 years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for an additional 5 to 8 years, depending on the extent of foreign investment in the company. We elected the Alternative Benefits Program, but there can be no assurance that the current programs will continue to be available or that we will continue to qualify for benefits under such programs.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company (FIC). An FIC that is eligible for benefits is essentially a “Foreign Investment Company” that holds an Approved Enterprise. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly-owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate under an applicable tax treaty. This withholding tax is deductible at source by the company. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After such period, the withholding tax is applied at a rate of up to 25%, or at the lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply. Under the Capital Investments Law, a company that has elected the Alternative Benefits Program is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends. In addition, a company that pays a dividend out of tax-exempt income generated by its Approved Enterprise will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect such tax) at the rate which would have been applicable to such income had such income not been exempted from tax under the Capital Investment Law. This rate generally ranges from 10% to 25%, depending on the extent of non-Israeli shareholdings in the company.

The Capital Investments Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program in the first five years of using the equipment.

Tax benefits Subsequent to the 2005 Amendment

On April 1, 2005, the Capital Investments Law was significantly amended. The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. The 2005 Amendment provides that terms and benefits included in any approval that was granted before the amendment came into effect will remain subject to the provisions of the Capital Investments Law as they were on the date of such approval. Furthermore, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export.

The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits Provisions. Rather, a company may claim the tax benefits offered by the Capital Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment. Companies or programs receiving these tax benefits are referred to as Benefited Enterprises. Companies are entitled to approach the Israeli tax authority for a pre-ruling regarding their eligibility for benefits under the 2005 Amendment.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million. In order to receive the tax benefits, the 2005 Amendment states that the company must make an investment that meets all the conditions set out in the amendment for tax benefits and exceeds a minimum amount specified in the Capital Investment Law. Such investment allows the company to receive Benefited Enterprise status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent and time period of the tax benefits available under the 2005 Amendment are determined by, among other things, the geographic location of the Benefited Enterprise.

We believe that our capital investments qualify to receive tax benefits as a Benefited Enterprise, however no assurance can be given that such investments will be approved as in fact qualifying for such tax benefits by the Israeli tax authority. Additionally, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. See “Risk Factors, and specifically - “Any failure to obtain the tax benefits from the State of Israel that we anticipate receiving could adversely affect our plans and prospects” and “The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions” for a discussion of the risks our business and prospects for growth face in connection with Tax benefits under Israeli law.

We currently have Approved and Benefited Enterprise programs under the Capital Investments Law, which to our belief, entitle us to certain tax benefits. The tax benefit period for these programs has not yet commenced. We have elected the Alternative Benefits Program which provides for the waiver of grants in return for tax exemption. Accordingly, our income is tax exempt for a period of two years commencing with the year we first earn taxable income relating to each expansion program, and is subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five years to eight years, depending on the percentage of the company’s ordinary shares held by foreign shareholders in each taxable year. The exact rate reduction is based on the percentage of foreign ownership in each tax year. See note 10 to our consolidated financial statements.

Dividends paid out of the income derived by a Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower in the case of a qualified FIC which is at least 49% owned by non-Israeli residents. The dividend recipient is subject to withholding tax at the reduced rate of 15%, applicable to dividends and distributions out of income derived from a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) during the benefits period and actually paid at any time up to 12 years thereafter (except with respect to an FIC, in which case the 12-year limit does not apply). The withholding tax rate will be 25% after such period. This tax should be withheld by the company at the source, regardless of whether the dividend is converted into foreign currency. See “Israeli Taxation Applicable to Non-Israeli Shareholders.”

The benefits available to an Approved and Benefited Enterprise are conditioned upon the fulfillment of certain conditions stipulated in the Capital Investments Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits, together with linkage differences to the Israeli consumer price index (CPI) and interest. We believe that our Approved and Benefited Enterprise programs operate in compliance with all such conditions and criteria.

Tax benefits under the 2011 Amendment

On December 29, 2010, the Israeli parliament approved an amendment to the Capital Investments Law, effective as of January 1, 2011, which constitutes a reform of the incentives regime under such law. This amendment revises the objectives of the Capital Investments Law to focus on achieving enhanced growth in the business sector, improving the Israeli industry’s competitiveness in international markets and creating employment and development opportunities in remote areas of Israel. The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Capital Investments Law, which will take effect in future years.

The amendment generally abolishes the previous tax benefit routes that were afforded under the Capital Investment Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•

A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate will be 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax years 2013-2014 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2015 and onwards the reduced tax rate will be 6% for development area A and 12% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Capital Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

•

A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

•

A special tax benefits route will be granted to certain industrial enterprises entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives.

A Preferred Company (as defined in the Capital Investments Law) may generally elect to apply the provisions of the amendment to preferred income produced or generated by it commencing from January 1, 2011. The amendment provides various transitional provisions which allow, under certain circumstances, to apply the new regime to investment programs previously approved or elected under the Capital Investments Law in its previous form, or to continue existing investment programs under the provisions of the Capital Investments Law in its previous form for a certain period of time.

We have evaluated the likely effect of these provisions of the 2011 Amendment and, at this time, do not intend to file a request to apply the new benefits under the 2011 Amendment.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Income Tax Ordinance, came into effect (the “Transfer Pricing Regulations”). Section 85A of the Tax Ordinance and the Transfer Pricing Regulations generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. We applied Section 85A to the Income Tax Regulations on all cross-border transactions carried out with our related parties.

Taxation of our non-Israeli shareholders

Taxation of Non-Israeli shareholders on receipt of dividends. Non-residents of Israel (whether individuals or corporations) are subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20% (25% if the dividend recipient is a “substantial shareholder” at the time of distribution or any time during the 12-month period preceding such distribution), unless a reduced rate is provided under a tax treaty between Israel and the shareholder’s country of residence. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. However, distribution of dividends from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise is subject to Israeli income tax at a rate of 15%, unless a reduced tax rate is provided under an applicable tax treaty.

For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our approved enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Furthermore, dividends paid from income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject, under certain conditions, to withholding at the rate of 15%. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel. U.S. residents who are subject to the Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

A nonresident of Israel who receives dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Non-residents of Israel are exempt from any capital gains tax derived from the sale of our ordinary shares for so long as (i) our ordinary shares are listed for trading on a stock exchange outside of Israel, (ii) the capital gains are not accrued or derived by the nonresident shareholder’s permanent establishment in Israel, (iii) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel, and (iv) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Ordinance. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. Notwithstanding this, non-Israeli companies may not benefit from this exemption if Israeli residents (i) have a controlling interest of 25% or more in the non-Israeli company or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of the non-Israeli company, whether directly or indirectly.

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of Ordinary Shares by a person who (i) holds the ordinary shares as a capital asset; (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty;

and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a “Treaty U.S. Resident”) will generally be exempt from Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (ii) such Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (iii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, a sale, exchange or disposition of Ordinary Shares would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

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

Our results of operations are reported in U.S. dollars, however, a significant portion of our revenues and expenses in 2010 were generated and incurred outside of the United States and in currencies other than the U.S Dollar, particularly in NIS, English Pounds and Euros. As a result, we are subject to a foreign currency risk. Our sales in Europe and in the UK and our expenses in Israel, Europe and the UK are recorded in local currencies which exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar rate of exchange. As a result, fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on future cash flows from certain NIS-denominated expenses. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements. As of December 31, 2010, we had forward contracts to sell $1,466,186 for a total amount of NIS 5,203,495 that matures prior to December 1, 2011.

The table below details the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as of December 31, 2010 and is presented in U.S. dollars (in thousands).

	Cross Currency	Notional Amount	Fair Value
Foreign contracts to hedge payroll expenses	New Israeli Shekel	1,466	73

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

The table below details the net balance sheet exposures in currencies other than the functional currency, by geography, as of December 31, 2010. All data in the table have been converted to U.S. dollar equivalents (in thousands):

	Euro	New Israeli Shekel	Other	Total
Israel	-	(67)	-	(67)
Sweden	(23)	-	-	(23)

We invest our cash, cash equivalents and marketable securities in a variety of investment vehicles in a number of countries with and in the custody of financial institutions with high credit ratings. In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded U.S. corporations. See “Item 10E Taxation” for more information regarding these investments. See also “Risk Factor: Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio”. While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, limit stock markets risk and only invest in what we view as high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial and stock marketplace, which can all affect the income that we receive, the value of our investments, and our ability to sell them. We believe that our marketable securities are carried at fair value. The fair value of our marketable securities as of December 31, 2010 was $10.3 million and the fair value of our marketable securities as of May 31, 2011 was $10.8 million. However, over time the economic and market environment may provide additional insight regarding the fair value of certain securities which could cause us to change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. Given the current market conditions, there is continuing risk that further declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses. See “Risk Factor: Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio”.

The table below details the fair value of marketable securities, which are subject to risk of changes in interest rates, segregated by maturity dates. The data is as of December 31, 2010 and is presented in U.S. dollars (in thousands).

	Estimated Fair Value
	Up to 1 year	1-3 years	Total
Corporate debentures	1,240	558	1,798

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes in the rights of holders of any of our registered securities.

During 2010, our shareholders authorized our management to effect a reverse stock split with respect to our share capital at a ratio of four (4) for one (1). The financial and shareholders information provided under this annual report reflects such reverse split.

The effective date of the registration statement (No. 333-10882) for our initial public offering of our ordinary shares, par value NIS 0.04 per share, was October 14, 1999. The offering commenced on October 20, 1999, and terminated after the sale of all the securities registered. The managing underwriter of the offering was Lehman Brothers. We registered 1,293,750 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriters’ over-allotment option. We sold 1,293,750 ordinary shares at an aggregate offering price of $56,925,000 ($44.00 per share). Under the terms of the offering, we incurred underwriting discounts of $3,984,750. We also incurred expenses of $2,769,250 million in connection with the offering. None of these amounts was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owing ten percent or more of any class of our equity securities, or to any of our affiliates.

The net proceeds that we received as a result of the offering were $50,568,390. Through December 31, 2010, the net proceeds have been used to invest in a variety of financial instruments and for general corporate purposes. A portion of the proceeds, $6.9 million, was used in August 2001 to purchase certain assets of Propelis Software, Inc., a business unit of Computer Network Technology

Corporation. During 2008 we purchased 1,111,796 of our ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by us for a total on $17.9 million, including related expenses. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15: CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act) as of December 31, 2010, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

(b) Management Annual Report on Internal Control over Financial Reporting. Our board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2010. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

(d) Changes in Internal Control over Financial Reporting. During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T: CONTROLS AND PROCEDURES

Not applicable

Item 16A: AUDIT	COMMITTEE FINANCIAL EXPERT

At our annual shareholders meeting in October 2010, the shareholders elected Ms. Gittit Guberman to the Company’s Board of Directors as an external director to serve for a three years term. Our Board of Directors has determined that Ms. Guberman qualifies as an audit committee financial expert, and Ms. Guberman was appointed by the Board to serve on the audit committee. Ms. Guberman also meets the requirements of the NASDAQ Stock Market listing standards to be an “independent” director and audit committee member.

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

Item 16C: PRINCIPAL	ACCOUNTANT FEES AND SERVICES

Audit Fees

2009	$155,000
2010	$139,000

Audit Related Fees

2009	$24,089
2010	$-

Tax Fees

2009	$105,000
2010	$138,000

Other Fees

2009	$-
2010	$-

The tax fees we incurred in 2010 were related to the preparation of tax returns, consultations regarding our tax audit, tax rolling and our status as a PFIC.

The audit related fees we incurred in 2009 were related to Sarbanes-Oxley compliance reviews. The tax fees we incurred in 2009 were related to the preparation of tax returns and consultations regarding our international taxes and our status as a PFIC.

Our audit committee is responsible for the appointment and oversight of our independent auditors’ work. Pursuant to its charter, the audit committee also has the sole authority to review in advance, and grant any appropriate pre-approvals of, (a) all auditing services to be provided by our independent auditors; (b) all non-audit services to be provided by our independent auditors as permitted by Section  of the U.S. Securities Exchange Act of 1934; and (c) all fees and other terms of engagement. The audit committee’s policy is to specifically pre-approve all annual services provided by our independent auditors in connection with the preparation of their audit, which may include audit services, audit-related services, tax services and other services. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting a specific budget for such services. Additional services may be commissioned on the basis of a pre-approval by the audit committee for non-annual audit related services up to a specified amount (a “de minimis exception”). During 2010, sixteen percent of the tax fees described above were approved through the de minimis exception provision to the requirement that all services be approved by the audit committee. Once such services have been pre-approved and performed, the independent auditors and our management report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

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

PART III

Item 17: FINANCIAL STATEMENTS

See Item 18.

Item 18: FINANCIAL STATEMENTS

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

JACADA LTD.

We have audited the accompanying consolidated balance sheets of Jacada Ltd. and its subsidiaries (“the Company”) as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2010 and 2009 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 30, 2011	A Member of Ernst & Young Global

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,945	$12,624
Marketable securities	1,240	6,210
Trade receivables (net of allowance for doubtful accounts of $ 0 and $ 3 at December 31, 2010 and 2009, respectively)	4,081	4,949
Restricted cash	493	557
Prepaid expenses	325	576
Other current assets	754	1,309

Total current assets	12,838	26,225

LONG-TERM ASSETS:
Marketable securities	10,809	4,456
Severance pay fund	186	286
Property and equipment, net	856	994
Goodwill	-	3,096

Total long-term assets	11,851	8,832

Total assets	$24,689	$35,057

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2010	2009
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,566	$1,675
Accrued expenses and other liabilities	1,478	1,917
Deferred revenues	1,076	685

Total current liabilities	4,120	4,277

LONG-TERM LIABILITIES:
Accrued severance pay	366	505
Other long-term liabilities	44	123

Total long-term liabilities	410	628

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 7,500,000 shares at December 31, 2010 and 2009; Issued: 5,270,930 and 5,256,548 shares at December 31, 2010 and 2009, respectively; Outstanding: 4,159,134 and 4,144,752 shares at December 31, 2010 and 2009, respectively	60	60
Additional paid-in capital	75,829	75,422
Treasury shares at cost - 1,111,796 Ordinary shares at December 31, 2010 and 2009	(17,863)	(17,863)
Accumulated other comprehensive income	487	278
Accumulated deficit	(38,354)	(27,745)

Total shareholders’ equity	20,159	30,152

Total liabilities and shareholders’ equity	$24,689	$35,057

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2010	2009	2008
Revenues:
Software licenses	$1,635	$1,370	$7,647
Services	13,043	12,967	14,540
Maintenance	2,477	2,324	2,178

Total revenues	17,155	16,661	24,365

Cost of revenues:
Software licenses	349	238	544
Services	10,115	10,047	11,038
Maintenance	778	648	856

Total cost of revenues	11,242	10,933	12,438

Gross profit	5,913	5,728	11,927

Operating expenses:
Research and development	3,478	3,490	4,819
Sales and marketing	4,993	6,205	8,829
General and administrative	4,789	4,433	5,583
Goodwill impairment	3,096	-	-
Restructuring costs	196	-	451

Total operating expenses	16,552	14,128	19,682

Operating loss	(10,639)	(8,400)	(7,755)
Financial income, net	79	708	715

Loss from continuing operations before taxes	(10,560)	(7,692)	(7,040)
Income tax benefit (expense)	(49)	93	2,043

Net loss from continuing operations	(10,609)	(7,599)	(4,997)
Income from discontinued operation, net of taxes (in the amount of $ 0, $ 227 and $ 7,734, respectively)	-	583	18,234

Net income (loss)	$(10,609)	$(7,016)	$13,237

Basic and diluted net earnings (loss) per share:
From continuing operations	$(2.55)	$(1.83)	$(1.04)

From discontinued operation	-	$0.14	$3.77

Basic and diluted net earnings (loss) per share	$(2.55)	$(1.69)	$2.73

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	4,158,227	4,141,331	4,838,703

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Treasury shares	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders’
	Shares	Amount	capital	at cost	income (loss)	deficit	income (loss)	equity
Balance as of January 1, 2008	5,152,216	$59	$73,393	$-	$418	$(33,966)		$39,904
Exercise of stock options	96,235	1	913	-	-	-		914
Stock-based compensation related to options granted to employees and directors	-	-	860	-	-	-		860
Stock-based compensation related to options granted to non-employees	-	-	7	-	-	-		7
Treasury shares at cost	(1,111,796)	-	-	(17,863)	-	-		(17,863)
Comprehensive income
Net income	-	-	-	-	-	13,237	$13,237	13,237
Changes in unrealized gains from available-for-sale marketable securities, net	-	-	-	-	(66)	-	(66)	(66)
Changes in unrealized losses from derivatives, net	-	-	-	-	(192)	-	(192)	(192)

Total comprehensive income							$12,979

Balance as of December 31, 2008	4,134,655	60	75,173	(17,863)	160	(20,729)		36,801
Exercise of stock options	10,097	*) -	68	-	-	-		68
Stock-based compensation related to options granted to employees and directors	-	-	420	-	-	-		420
Stock-based compensation related to options granted to non-employees	-	-	11	-	-	-		11
Repurchase of options	-	-	(250)	-	-	-		(250)
Comprehensive income
Net loss	-	-	-	-	-	(7,016)	$(7,016)	(7,016)
Changes in unrealized gains from available-for-sale marketable securities, net	-	-	-	-	(121)	-	(121)	(121)
Changes in unrealized gains from derivatives, net	-	-	-	-	70	-	70	70
Foreign currency translation adjustments	-	-	-	-	169	-	169	169

Total comprehensive loss							$(6,898)

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Treasury shares	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders’
	Shares	Amount	capital	at cost	income (loss)	deficit	income (loss)	equity
Balance as of December 31, 2009	4,144,752	60	75,422	(17,863)	278	(27,745)		30,152
Exercise of stock options	14,382	*) -	75	-	-	-		75
Stock-based compensation related to options granted to employees and directors	-	-	330	-	-	-		330
Stock-based compensation related to options granted to non-employees	-	-	2	-	-	-		2
Comprehensive income
Net loss	-	-	-	-	-	(10,609)	$(10,609)	(10,609)
Changes in unrealized gains from available-for-sale marketable securities, net	-	-	-	-	321	-	321	321
Changes in unrealized gains from derivatives, net	-	-	-	-	34	-	34	34
Foreign currency translation adjustments	-	-	-	-	(146)	-	(146)	(146)

Total comprehensive loss							$(10,400)

Balance as of December 31, 2010	4,159,134	$60	$75,829	$(17,863)	$487	$(38,354)		$20,159

*)	Represents an amount lower than $ 1.

As of December 31, 2008, 2009 and 2010, accumulated other comprehensive income (loss) was comprised of unrealized gains on available-for-sale securities of $ 191, $ 70 and $ 391, unrealized gains (losses) on derivative instruments, of $ (31), $ 39 and $ 73 and foreign currency translation adjustments of $ 0, $ 169 and $ 23 respectively.

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net income (loss)	$(10,609)	$(7,016)	$13,237
Less: net income from discontinued operation	-	(583)	(18,234)

Net loss from continuing operations	(10,609)	(7,599)	(4,997)
Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation	497	546	811
Goodwill impairment	3,096	-	-
Stock-based compensation related to options granted to employees, non-employees and directors	332	431	867
Accrued interest and amortization of premium (accretion of discount) on marketable securities	149	139	389
Loss (gain) on marketable securities	70	(353)	372
Accrued severance pay, net	(39)	(315)	(18)
Decrease (increase) in trade receivables, net	868	(236)	(1,100)
Decrease (increase) in other current assets	840	176	(478)
Increase (decrease) in trade payables	(109)	(51)	78
Decrease in accrued expenses and other liabilities	(439)	(908)	(212)
Increase (decrease) in deferred revenues	388	(307)	(948)
Increase (decrease) in other long-term liabilities	(79)	(62)	185
Other	54	-	10

Net cash used in operating activities from continuing operations	(4,981)	(8,539)	(5,041)
Net cash used in operating activities from discontinued operations	-	(475)	(1,684)

Net cash used in operating activities	(4,981)	(9,014)	(6,725)

Cash flows from investing activities:
Investment in marketable securities	(10,992)	(12,801)	(29,297)
Proceeds from marketable securities	9,711	21,039	37,523
Purchase of property and equipment	(424)	(275)	(982)
Proceeds from sale of property and equipment	10	-	5
Decrease (increase) in restricted cash	64	2	(559)

Net cash provided by (used in) investing activities from continuing operations	(1,631)	7,965	6,690
Net cash provided by investing activities from discontinued operation, net	-	2,640	22,083

Net cash provided by (used in) investing activities	(1,631)	10,605	28,773

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

Cash flows from financing activities:

Purchase of treasury shares	-	-	(17,863)
Repurchase of options	-	(250)	-
Proceeds from exercise of stock options	75	68	914

Net cash provided by (used in) financing activities from continuing operations *)	75	(182)	(16,949)

Effect of exchange rate changes on cash	(142)	156	-

Increase (decrease) in cash and cash equivalents	(6,679)	1,565	5,099
Cash and cash equivalents at the beginning of the year	12,624	11,059	5,960

Cash and cash equivalents at the end of the year	$5,945	$12,624	$11,059

Supplemental disclosure of cash flows activities:

Cash paid during the year for:
Taxes on income	$213	$158	$76

*)	There were no cash flows from financing activities related to discontinued operations.

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

The proceeds from the sale amounted to $ 26,000. The capital gain, net of taxes, amounted to $ 18,399, and was recorded in 2008.

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

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

The results of the discontinued operations for the years ended December 31, 2009 and 2008 are presented below:

	Year Ended December 31,
	2009	2008
Pretax income *)	$810	$25,968
Net income **)	$583	$18,234

*)

In 2008, this amount includes capital gain before taxes on income, in the amount of $ 26,133. In 2009, the Company reversed a provision of $ 810 and recorded it in income from discontinued operations. This provision was associated with a legal claim filed by a former distributor in August 1999 and reversed in 2009 due to the expiration of the statutory limitation period for enforcement of the arbitration award and the district court judgment in the United Kingdom.

**)	In 2008, this amount includes capital gain, net of taxes on income in the amount of $ 18,399. In 2009, this amount represents the reversal of the $ 810 legal provision, net of taxes.

c.	As for major customers, see Note 11b.

d.	Restructuring:

(1) On December 1, 2008, the Company’s board of directors approved a comprehensive global Restructuring Plan (the “2008 Plan”). The 2008 Plan included a reduction in the Company’s work force and other related cost containment strategies in order to align the Company’s operations and expenses with the Company’s anticipated business levels during 2009. These changes resulted in a 14% reduction in workforce worldwide. The 2008 Plan established the benefits that employees would receive upon termination. In accordance with Accounting Standard Codification 420, “Exit or Disposal Cost Obligations”(“ASC 420”), the Company recorded $ 201 related to one-time termination benefits provided to terminated employees. As of December 31, 2008, all terminated employees no longer provided services to the Company. In addition, the Company incurred costs for abandonment of office space and other costs in the amounts of $ 164 and $ 86 respectively. As of December 31, 2009, the Company has completed its restructuring plan and, accordingly, no reserves for these restructuring costs remained.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

(2)

On August 10, 2010, the Company implemented a global Restructuring Plan (the “2010 Plan”). The 2010 Plan included a reduction in the Company’s work force in order to align the Company’s operations and expenses with anticipated near term revenues. These changes resulted in a 15% reduction in workforce worldwide. The Plan established the benefits that employees would receive upon termination. In accordance with Accounting Standard Codification 420, “Exit or Disposal Cost Obligations” (“ASC 420”), the Company recorded $ 181 related to one-time termination benefits provided to terminated employees. As of December 31, 2010, all terminated employees no longer provided services to the Company. In addition, the Company incurred a loss on the disposal of property and equipment in the amount of $ 15.

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

The currency of the primary economic environment in which the operations of Jacada and certain subsidiaries are conducted is the U.S. dollar (“dollar”); thus, the dollar is the functional currency of Jacada and certain subsidiaries.

Jacada and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

The Company classifies all of its securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported in accumulated other comprehensive income (loss) in shareholders’ equity. The amortized cost of debt marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in financial income, net.

Interest on securities is included in financial income, net. Realized gains and losses on sale of investments are included in earnings and are derived using the specific identifications method for determining the cost of securities.

On April 1, 2009, the Company adopted a new guidance, ASC 320-10-65-1, “Recognition and Presentation of Other-Than-Temporary Impairments”, that changed the impairment and presentation model for its available for sale debt and equity securities.

Under the amended impairment model, for debt securities, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income (loss).

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For equity securities, the amendment requires that an entity recognize in earnings all declines in fair value below the cost basis that are considered other than temporary. However, if the entity evaluates that the impairment is not other-than-temporary but does not have the intent and ability to hold the equity security until the anticipated recovery of its cost basis, an impairment loss is recognized in earnings. The Company reviews various factors in determining whether it should recognize an impairment charge for its marketable securities, including its intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuer.

Based on the Company’s consideration of these factors, the Company recorded an other-than-temporary impairment charge of $95 to financial expenses in 2010, on one of its equity marketable securities due to a continued decrease in its market value. No impairment was identified during 2009.

Upon adoption of the new guidance, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income (loss). The adoption of the new guidance in 2009 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

f.	Restricted cash:

Restricted cash is invested in bank deposits, which are pledged in favor of the banks which provide to the Company guarantees with respect to office lease agreements and hedging transactions.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and peripheral equipment	20 - 33
Office furniture and equipment	6 - 15
Leasehold improvements	Over the shorter of the related lease period (including option terms) or the life of the asset

h.	Impairment of long-lived assets:

The Company’s long-lived assets, other than goodwill, are reviewed for impairment in accordance with ASC 360, “Property Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In 2010, 2009 and 2008, no impairment losses were identified.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Goodwill:

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition. Under ASC 350, “Intangibles – Goodwill and Other”, goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

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

Fair value is determined using the Company’s market capitalization and the discounted cash flows method. The Company performs its impairment tests during the third fiscal quarter. Following the test, no impairment losses were identified. However, subsequent to the third quarter annual impairment test, changes in the Company’s projected revenues and cash flows from operations indicated that the Company should re-perform the test for goodwill impairment. The first phase of the goodwill impairment test indicated that the Company’s fair value was less than its carrying value. As a result, the Company performed the second phase of the goodwill impairment test, which indicated that the implied fair value of the Company’s goodwill was less than the carrying amount of that goodwill. As a result, the Company determined that goodwill was fully impaired and recognized an impairment charge of $ 3,096 during the year ended December 31, 2010. No impairment was recognized during 2008 or 2009.

j.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred. ASC 985-20 “Costs of Software to Be Sold Leased, or Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

Sales of software licenses are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Company considers all arrangements with payment terms extending beyond six months from the delivery of the elements, not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met. Historically, the Company does not grant a right of return to its customers. In transactions where a customer’s contractual terms include a provision for customer acceptance based on customer-specified subjective criteria, or for evaluation purposes, the Company recognizes revenues only when such acceptance has been obtained or as the acceptance provision lapses. However, in transactions where a customer's contractual terms include a provision for customer acceptance based on customer-specified objective criteria, the Company recognizes revenue if it can demonstrate that the delivered product meets the specified criteria prior to customer acceptance.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with customization, implementation and integration services. These services are considered essential to the software functionality. In arrangements which include significant customization of software and services, the Company accounts for the services together with the software under contract accounting in accordance with ASC 605-35, “Construction-Type and Production-Type Contracts”.

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

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined and recorded in the amount of the estimated loss on the entire contract. As of December 31, 2010 and 2009, no such estimated losses were identified.

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

Revenues from software arrangements involving multiple elements, such as software, post-contract customer support, consulting and training, are allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. The residual method of allocation requires an entity to first allocate revenue to the fair value of the undelivered elements (maintenance and other services) and the residual revenue to the delivered element (software licenses). Any discount in the arrangement is allocated to the delivered element.

VSOE of fair value for maintenance and other services is generally determined based on the price charged for the undelivered element when sold separately. The Company’s process for establishing VSOE of fair value of maintenance services (PCS) is through performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for its installed base of customers. The Company’s process for the establishment of VSOE of fair value for consulting and training services is through a performance of an analysis of the entire population of separate sales of services.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for reimbursements received for out-of-pocket expenses incurred, in accordance with ASC 605-45-45, “Reimbursements Received for Out-of-Pocket Expenses Incurred”, under which reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement. The reimbursements received for out-of-pocket expenses for years ended December 31, 2010, 2009 and 2008 amounted to $ 657, $ 727 and $ 1,310, respectively.

m.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation under ASC 718 "Compensation - Stock Compensation, which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

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

The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The Company used its historical stock prices for calculating volatility. The risk-free interest rate assumption is based on the rate of zero-coupon U.S. government securities appropriate for the expected term of the Company's employee stock options. The Company determined the expected life of the options according to the historical exercise data.

The Company estimates the fair value of stock options awards using the Black-Scholes option pricing model. The fair value for options granted in 2010, 2009 and 2008 was estimated at the date of grant using the following weighted average assumptions:

	2010	2009	2008
Dividend yield	0%	0%	0%
Expected volatility	47%	48%	41%
Risk-free interest	1.67%	1.95%	2.71%
Expected life (years)	4.5	4.4	4.6

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Advertising expenses:

Advertising expenses are charged to the statements of operations, as incurred. Advertising expenses for the years ended December 31, 2010, 2009 and 2008 were $ 224, $ 245 and $ 439, respectively.

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

The severance pay expense for the years ended December 31, 2010, 2009 and 2008 amounted to $576, $ 394 and $ 492, respectively.

p.	Fair value of financial instruments:

The Company applies the provisions of ASC 820, “Fair Value Measurements and Disclosures”. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price” ) in an orderly transaction between market participants at the measurement date.

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

The hierarchy is broken down into three levels based on the observability of inputs as follows:

•	Level 1-	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2-	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3-	Valuations based on unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

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

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus potentially dilutive Ordinary shares considered outstanding during the year, in accordance with ASC 260, “Earnings Per Share”.

All outstanding stock options have been excluded from the calculation of the diluted net earnings (loss) per share from continuing operations because the securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding stock options excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect were 648,097, 763,340 and 880,113 for the years ended December 31, 2010, 2009 and 2008, respectively.

In November 2010, the Company preformed a reverse stock split of the Company’s ordinary shares of four (4) for one (1), (see also note 9g). The loss per share amounts presented for all prior periods were restated to reflect the effects of the reverse stock split.

s.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade receivables and restricted cash.

Cash, cash equivalents and restricted cash are invested mainly in U.S. dollars with major banks in the United States, Israel and other international banks. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s marketable securities include investments in equity, corporate debentures, U.S. government securities, other government securities and U.S. government sponsored enterprises securities. The Company’s investment policy limits the amount the Company may invest in any one type of issuer, except U.S. government securities, thereby reducing credit risk concentrations.

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

In January 2010, the FASB issued ASU 2010-06 which updates the “Fair Value Measurements Disclosures” codified in ASC 820. This update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this update became effective in these annual financial statements, except for the Level 3 reconciliation disclosures which will be effective from 2011. The adoption of the new guidance did not have a material impact on the consolidated financial statements and the Company does not anticipate that the adoption of Level 3 reconciliation disclosures will have a material impact on the consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09 which amends certain recognition and disclosure requirements of Subsequent Events codified in ASC 855. This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for “SEC Filers.” An entity that is a conduit bond obligor (as defined) should evaluate subsequent events through the date that the financial statements are issued, and it should disclose the date through which subsequent events were evaluated. All other entities are required to evaluate subsequent events through the date that the financial statements are available to be issued and also must disclose that date. The adoption of the new guidance did not have a material impact on its consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES

The Company invests in debt and equity marketable securities, which are classified as available-for-sale. The following is a summary of the Company’s investment in marketable securities:

	December 31, 2010				December 31, 2009
	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:

Equity securities	$9,885	$586	$(220)	$10,251	$-	$-	$-	$-

Corporate debentures	1,773	25	-	1,798	4,744	78	(7)	4,815
U.S. government securities	-	-	-	-	3,703	-	-	3,703
Other government securities	-	-	-	-	1,641	-	(13)	1,628
U.S. government sponsored enterprises securities	-	-	-	-	508	12	-	520

	$11,658	$611	$(220)	$12,049	$10,596	$90	$(20)	$10,666

The amortized cost and fair value of debt marketable securities as of December 31, 2010, by contractual maturity, are shown below:

	Amortized cost	Fair market value
Matures in one year	$1,221	$1,240
Matures after one year through five years	552	558

Total	$1,773	$1,798

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2009
Cost:
Computers and peripheral equipment	$3,694	$4,574
Office furniture and equipment	604	1,003
Leasehold improvements	454	620

	4,752	6,197
Accumulated depreciation	3,896	5,203

Depreciated cost	$856	$994

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $ 497, $ 546 and $ 693, respectively.

NOTE 5:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2010	2009
Employees and payroll accruals	$769	$1,070
Accrued expenses	709	847

	$1,478	$1,917

NOTE 6:- COMMITMENTS AND CONTINGENT LIABILITIES

Lease commitments:

The Company’s facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2013. Future minimum lease payments under non-cancelable operating leases as of December 31, 2010 are as follows:

2011	697
2012	460
2013	63

1,220

Total rent expenses for the years ended December 31, 2010, 2009 and 2008 were approximately $ 686 $ 733 and $ 832, respectively.

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

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income (loss), a separate component of shareholders’ equity, and subsequently reclassified into earnings to the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. As the critical terms of the forward contract or options and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, are recognized immediately in financial income, net. Gain (loss) on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income (loss) into cost of service, cost of maintenance, research and development and general and administrative for the year ended December 31, 2010 were $ 11, $ 3, $ 55 and $ 19 respectively. There was no ineffective portion of the change in fair value of a cash flow hedge for the years ended December 31, 2010, 2009 and 2008.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The maximum amount of loss due to credit risk that the Company would incur if counterparties to the derivative financial instruments failed completely to perform according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $ 73 as of December 31, 2010. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The notional amounts of the Company’s derivative instruments as of December 31, 2010 amounted to $ 1,466. Notional values are dollar translated and calculated based on forward rates as of December 31, 2010. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

As of December 31, 2010, amounts related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income totaled $ 73 which will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates. Gains (losses) from cash flow hedges recognized in other comprehensive income (loss) in the year ended December 31, 2010 amounted to $ 34.

The Company records all derivative instruments on the balance sheet at fair value. The fair value of the open foreign exchange contracts appears on its consolidated balance sheets as of December 31, 2010, as an asset in other current assets, in the amount of $ 73.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- FINANCIAL INSTRUMENTS

The Company values its marketable securities, using quoted prices in markets that are considered active and not considered active, but for which all significant inputs are observable, either directly or indirectly. The Company’s marketable securities are classified within Level 1 and Level 2 of the fair value hierarchy. Equity securities are classified as Level 1 and the remaining marketable securities are classified as Level 2. In accordance with ASC 820, the Company does not adjust the quoted price for such instruments. The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency (Level 2) include corporate debentures, U.S government treasuries, other government securities and U.S. government sponsored enterprises securities.

The Company values its foreign currency derivative contracts using a market approach. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009 are as follows:

	December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
U.S government treasuries	$-	$2,614	$-	$2,614

Marketable securities:
Equity	10,251	-	-	10,251
Corporate debentures	-	1,798	-	1,798
Foreign currency derivative contracts		73		73

Total	$10,251	$4,485	$-	$14,736

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
U.S government treasuries	$—	$4,000	$—	$4,000

Marketable securities:
Corporate debentures	—	4,815	—	4,815
U.S government treasuries	—	3,703	—	3,703
Other government securities	—	1,628	—	1,628
U.S. government sponsored enterprises securities	—	520	—	520
Foreign currency derivative contracts	—	39	—	39

Total	$—	$14,705	$—	$14,705

NOTE 9:- SHAREHOLDERS’ EQUITY

a.	General:

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

As of December 31, 2010, the Company had two Incentive Share Option Plans (the 1999 and 2003 plans), which provide for the grant of options to officers, management, employees and key employees, directors, consultants and others of up to 1,940,113 of the Company’s Ordinary shares. The options granted generally become fully exercisable after two to four years and expire between 7 to 10 years from the grant date. Any options from 1999 and 2003 plans that are forfeited or canceled before expiration become available for future grants.

Pursuant to the option plans, the exercise price of options shall be determined by the Company’s Board of Directors or the Company’s compensation committee but may not be less than the par value of the Ordinary shares.

As of December 31, 2010, an aggregate of 543,641 Ordinary shares of the Company were still available for future grant under the Incentive Share Option Plans.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s option activity and related information with respect to options granted to employees for the year ended December 31, 2010 is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at the beginning of the year	691,167	$12.64	4.09	$22
Granted	99,004	$5.14
Exercised	(14,382)	$4.80
Forfeited and cancelled	(201,265)	$12.19

Outstanding at end of year	574,524	$11.69	3.69	$4

Exercisable options at end of year	389,490	$13.09	2.71	$—

Vested and expected-to-vest at end of year	514,589	$12.07	3.44	$2

The total intrinsic value of stock options exercised during 2010, 2009 and 2008 were $ 23, $ 23 and $ 395, respectively.

The weighted-average estimated grant date fair value of employee stock options granted during the years 2010, 2009 and 2008 was $ 2.10, $ 4.44 and $ 5.48 per share, respectively.

Stock-based compensation expense in respect of options granted to employees amounted to $ 330, $ 420 and $ 860 for the years ended December 31, 2010, 2009 and 2008, respectively. The following table presents the stock-based compensation included in the line items below in the Company’s consolidated statements of operations:

	Year ended December 31
	2010	2009	2008
Cost of revenues	$31	$41	$82
Research and development	(4)	48	72
Sales and marketing	(21)	101	204
General and administrative	324	230	502

Total	$330	$420	$860

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

c.	Options issued to consultants:

The Company’s outstanding options to consultants as of December 31, 2010, were as follows:

Grant date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through
2001	1,250	$11.56	1,250	2011
2002	2,750	$10.44	2,750	2012
2004	7,500	$11.76	7,500	2014

Total	11,500		11,500

Stock-based compensation expense in respect of options granted to non employees amounted to $2, $ 11 and $ 7 for the years ended December 31, 2010, 2009 and 2008, respectively.

d.

As of December 31, 2010, there was $ 320 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.37 years.

e.

During 2008, the Company purchased a total of 1,111,796 of its Ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by the Company. Such shares are held by the Company as treasury shares and are presented at cost. Under the Companies Law for so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to the Company’s shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders.

f.

In March 2009, the Company purchased 50,875 vested and unexercised options held by a departing executive for an aggregate amount of $ 250. The repurchase price did not exceed the options fair value on the repurchase date, and accordingly the repurchase amount was charged to shareholders’ equity and reduced additional paid-in capital by $ 250.

g.

In November 2010, the Company performed a reverse stock split of the Company’s ordinary shares of four (4) for one (1) (i.e., four ordinary shares, NIS 0.01 nominal value each, will be combined into one ordinary share NIS 0.04 nominal value). All ordinary share and per share data included in these financial statements for all periods presented have been retroactively adjusted to reflect the reverse split. The Company’s articles of association were amended and the authorized share capital of the Company is NIS 300,000 divided into 7,500,000 Ordinary shares, par value NIS 0.04 per share.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

Various investment programs production facilities of the Company have been granted “Approved Enterprise” and “Privileged Enterprise” status, which provides certain benefits, including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Privileged Enterprise benefits is taxed at a regular rate.

As the Company currently has no taxable income, these benefits have not yet commenced for all programs since inception.

The tax-exempt income attributable to the “Approved Enterprises” can be distributed to shareholders, without subjecting the Company to taxes only upon the complete liquidation of the Company. If this retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% to 25% for an “Approved Enterprise”). As of December 31, 2010, the accumulated deficit of the Company does not include tax-exempt income earned by the Company’s “Approved enterprise”.

Income not eligible for the “Approved Enterprise” benefits mentioned above is taxed at the regular corporate tax rate.

In December 2010, the “Knesset” (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011 (“the Amendment”), which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 (“the Law”). The Amendment became effective as of January 1, 2011. According to the Amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company’s entire preferred income. Commencing from the 2011 tax year, the Company will be able to opt to apply (the waiver is non-recourse) the Amendment and, from the elected tax year and onwards, it will be subject to the amended tax rates that are: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

The Company has examined the effect of the adoption of the Amendment on its financial statements, and as of the date of the publication of the financial statements, the Company estimates that it will not apply the Amendment. The Company’s estimate may change in the future.

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

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- TAXES ON INCOME (Cont.)

c.	Net operating losses carryforward:

As of December 31, 2010, the Company had an Israeli net operating loss carryforward of approximately $ 27,700 which can be carried forward and offset against taxable income with no expiration date.

As of December 31, 2010, the U.S subsidiary had a U.S. net operating loss carryforward for income tax purposes of approximately $ 2,600. The net operating loss carryforward expires within 12 to 16 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2010, the European subsidiaries had net operating losses carryforward for income tax purposes, of approximately $ 2,500 which can be carried forward and offset against taxable income with no expiration date.

d.	Theoretical tax:

In 2010, 2009 and 2008, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carried forward due to the uncertainty of the realization of such tax benefits.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company‘s deferred tax assets are as follows:

	December 31,
	2010	2009
Deferred tax assets:

Operating loss carryforward	$6,481	$5,523
Reserves and allowances	1,038	1,371

Total deferred tax asset before valuation allowance	7,519	6,894
Valuation allowance	(7,519)	(6,894)

Net deferred tax assets	$-	$-

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- TAXES ON INCOME (Cont.)

The Company has provided a full valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

f.	Loss from continuing operations before taxes is comprised as follows:

	Year ended December 31,
	2010	2009	2008
Domestic (Israel)	$(11,403)	$(7,081)	$(7,801)
Foreign	843	(611)	761

	$(10,560)	$(7,692)	$(7,040)

g.	Corporate tax rates in Israel:

The corporate tax rate in Israel is to be gradually reduced as follows: in 2008 - 27%, in 2009 - 26%, in 2010 - 25%, in 2011 - 24%, in 2012 - 23%, in 2013 - 22%, in 2014 - 21%, in 2015 - 20% and in 2016 and onward - 18%.

h.	Income tax benefit (expense) is comprised as follows:

	Year ended December 31,
	2010	2009	2008
Tax benefit from continuing operations	-	227	2,126
Current income tax expenses	(49)	(134)	(83)

	$(49)	$93	$2,043

Domestic	$-	$(132)	$2,126
Foreign	(49)	225	(83)

	$(49)	$93	$2,043

Due to the presentation of discontinued operation, the Company recorded tax benefit related to current losses from continuing operation against tax expenses related to current profits from discontinued operation for the years 2009 and 2008 in accordance with ASC 740 (see Note 1b for discontinued operation).

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

The following is a summary of revenues within geographic areas based on the end-customer’s location:

	Year ended December 31,
	2010	2009	2008
North America	$8,948	$7,740	$10,502
Europe and other	8,207	8,921	13,863

	$17,155	$16,661	$24,365

	December 31,
	2010	2009
Long-lived assets:
North America	$441	$597
Europe and Other	415	397

	$856	$994

b.	Major customers’ data as a percentage of total revenues:

	Year ended December 31,
	2010	2009	2008
Customer A	30%	34%	30%
Customer B	14%	-	-
Customer C	7%	10%	0.4%
Customer D	6%	12%	18%

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME

a.	Financial income, net:

	Year ended December 31,
	2010	2009	2008
Financial income:
Foreign currency translation adjustments	$-	$53	$-
Realized gain on marketable securities	25	369
Interest and amortization/accretion of premium/discount on marketable securities	94	345	1,537
Dividend on equity marketable securities	155	-	-

	274	767	1,537

Financial expenses:
Other than temporary impairment of marketable securities	(95)	-	(372)
Bank charges	(45)	(59)	(113)
Foreign currency translation adjustments	(55)	-	(337)

	(195)	(59)	(822)

	$79	$708	$715

b.	Allowance for doubtful accounts:

The change in the allowance for doubtful accounts for the years ended December 31, 2010, 2009 and 2008, is as follows:

	Year ended December 31,
	2010	2009	2008
Balance at the beginning of the year	$3	$200	$-
Provision (recovery) for doubtful accounts	(3)	(197)	201
Written-off bad debts	-	-	(1)

Balance at the end of the year	$-	$3	$200

JACADA LTD. AND ITS SUBSIDIARIES

Item 19:	EXHIBITS

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.2	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.3	Amendments to the Company’s Articles of Association, dated August 24, 2003 (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003).

1.4	Amendments to the Company’s Articles of Association, dated August 25, 2004 (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004).

1.5	Amendment to the Company’s Articles of Association, dated October 25, 2010

4.1	1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.2	Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 (file no. 333-73650)).

4.3	2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (file no. 333-111303)).

4.4	Amendment no. 2 to the Jacada Ltd. Form of 1999 Share Option and Incentive Plan. (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009)

4.5	Amendment no. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan. (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009)

8	List of Jacada’s Subsidiaries. (incorporated by reference to Exhibit 8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009)

11	Code of Ethics of the Company (incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

14.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on June 30, 2011.

JACADA LTD.

By:	/s/ Caroline Cronin
Caroline Cronin
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.2	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

1.3	Amendments to the Company’s Articles of Association, dated August 24, 2003 (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003)

1.4	Amendments to the Company’s Articles of Association, dated August 25, 2004 (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004).

1.5	Amendment to the Company’s Articles of Association, dated October 25, 2010

4.1	1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 from the Company’s Registration Statement filed on Form F-1 (file no. 333-10882)).

4.2	Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 the Company’s Registration Statement on Form S-8 (file no. 333-73650)).

4.3	2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (file no. 333-111303)

4.4	Amendment no. 2 to the Jacada Ltd. Form of 1999 Share Option and Incentive Plan. (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009)

4.5	Amendment no. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan. (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009)

8	List of Jacada’s Subsidiaries. (incorporated by reference to Exhibit 8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009)

11	Code of Ethics of the Company (incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

14.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.