Form 20-F
period 2011-12-31
JACADA LTD
filed 2012-04-30
CIK 1095747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from ____________ to ______________

Commission file number 000-30342

JACADA LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

11 Shenkar Street
P.O. Box 12175
Herzliya 46725, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Ordinary shares, par value

NIS 0.04 per share

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

☒ Yes      ☐ No

INTRODUCTION

As used in this annual report, references to “we,” “our,” “ours,” “us” and “our company” refer to Jacada Ltd. and its subsidiaries, unless otherwise indicated.

We have prepared our consolidated financial statements in U.S. dollars, and in accordance with U.S. generally accepted accounting principles (GAAP). All references in this Annual Report to “dollars” or “$” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels.

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

During 2010, our shareholders authorized our management to effect a reverse stock split with respect to our share capital at a ratio of one (1) for four (4). The financial and share data for all periods presented in this annual report has been revised to reflect such reverse split.

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

A.           Selected Financial Data

The following table sets forth selected financial data from our consolidated statements of operations and balance sheets for the periods indicated.  The selected consolidated statement of operations data for the years ended December 31, 2011, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011 and 2010 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.  As a result of the agreement to sell our traditional market business on December 19, 2007, which closed on January 1, 2008, the results of the traditional market business for all prior periods were reclassified to one line item in the statements of operations as “income from discontinued operations, net of taxes”. The financial statements included in this Annual Report have been prepared in accordance with US GAAP. The consolidated statements of operations data for the years ended December 31, 2008 and 2007 (except, in the case of the year ended December 31, 2007, for the reclassification to discontinued operations) and the selected consolidated balance sheet data as of December 31, 2009, 2008 and 2007 are derived from audited consolidated financial statements that are not included herein. The following selected financial data is qualified by reference to and should be read in conjunction with the sections entitled “Item 5:  Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and our consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

Year ended December 31,

	2011	2010	2009	2008	2007
	(in thousands)
Consolidated Statement of Operations Data:
Revenues:
Software licenses	$1,123	$1,635	$1,370	$7,647	$3,706
Services	8,448	13,043	12,967	14,540	8,479
Maintenance	2,815	2,477	2,324	2,178	1,812
Total revenues	12,386	17,155	16,661	24,365	13,997
Cost of revenues:
Software licenses	93	349	238	544	449
Services	7,525	10,115	10,047	11,038	7,009
Maintenance	758	778	648	856	745
Total cost of revenues	8,376	11,242	10,933	12,438	8,203
Gross profit	4,010	5,913	5,728	11,927	5,794
Operating expenses:
Research and development	2,910	3,478	3,490	4,819	4,402
Sales and marketing	3,556	4,993	6,205	8,829	9,787
General and administrative	4,268	4,789	4,433	5,583	5,249
Goodwill Impairment	-	3,096	-	-	-
Restructuring	-	196	-	451	-
Total operating expenses	10,734	16,552	14,128	19,682	19,438
Operating loss	(6,724)	(10,639)	(8,400)	(7,755)	(13,644)
Financial income (loss), net	(12)	79	708	715	1,548
Loss from continuing operations before taxes	(6,736)	(10,560)	(7,692)	(7,040)	(12,096)
Income tax (expense) benefit	(62)	(49)	93	2,043	8,672
Net loss from continuing operations	(6,798)	(10,609)	(7,599)	(4,997)	(3,424)
Income from discontinued operations, net of taxes	-	-	583	18,234	7,540

Net income (loss)	$(6,798)	$(10,609)	$(7,016)	$13,237	$4,116

Basic and diluted net earnings (loss) per share
Continuing operations	$(1.63)	$(2.55)	$(1.83)	$(1.04)	$(0.67)
Discontinued operations	$-	$-	$0.14	$3.77	$1.48
Basic and diluted net earnings (loss) per share	$(1.63)	$(2.55)	$(1.69)	$2.73	$0.81
Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	4,159,134	4,158,227	4,141,331	4,838,703	5,091,188

	2011	2010	2009	2008	2007
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,944	$5,945	$12,624	$11,059	$5,960
Cash and investments	*14,107	*18,487	*23,847	*33,069	33,824
Working capital	7,335	8,718	21,948	23,262	19,316
Total assets	18,063	24,689	35,057	44,816	52,101
Treasury stock**	17,863	17,863	17,863	17,863	-
Shareholders’ equity	13,848	20,159	30,152	36,801	39,904

*Cash and investments include restricted cash of $487, $493, $557 and $3,199 in 2011, 2010, 2009 and 2008, respectively.
** During 2008, we purchased a total of 1,111,796 of our ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by us. The shares we repurchased are held by us as treasury shares. Under the Israeli Companies Law for so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum, for any meetings of our shareholders. The financial and shareholders information provided under this Annual Report do not consider these treasury shares as part of our outstanding share capital.

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

Risks Related to Our Business

Weak and uncertain global economic conditions, including continued credit constraints, could continue to adversely affect us. Disruption during recent years and the continued conditions in the global credit markets, failures or material business deterioration of investment banks, commercial banks, and other financial institutions and intermediaries in the United States and elsewhere around the world, the economic conditions in Europe and significant reductions in asset values across businesses, households and individuals, combined with other financial and economic indicators, have caused ongoing economic weakness and uncertainty. These conditions have been adversely affecting our results of operations. If these conditions continue or worsen, they may result in further reduced demand or funding for projects involving our customer service and support solutions, longer sales cycle for our projects or termination of projects by our customers, which may further adversely affect our results of operations. Among other things, we might face:

•
further potential declines in orders for our customer service and support solutions and in our revenues from such solutions due to reduced or postponed orders or other factors caused by economic challenges faced by our customers and prospective customers;

•
longer sales processes and a need for increased efforts to secure projects in order to be able to demonstrate to customers and prospective customers return on investment that meets such customers’ and prospective customers’ business needs and requirements in current economic conditions;

•
an adverse impact on our customers’ ability to pay, when due, amounts payable to us, or on our ability to collect amounts payable to us in full (or at all) if any of our customers fail or seek protection under applicable bankruptcy or insolvency laws; and

•
a re-evaluation by our customers and prospective customers of approved or contracted projects in order to address budget reductions or other impacts and factors of the current economic conditions by such customers and prospective customers.

    Any of these consequences could further adversely affect our business, financial condition, operating results and cash flow. These economic conditions also impact our ability to forecast orders and revenues and our ability to provide guidance for our performance.

         If members of our new management team are unable to fully transition into their respective new positions, our operations will be adversely affected. Several members of our management team joined us during 2011. If those new management members are unable to successfully transition into their respective positions, our operations will be adversely affected.

        Our business model is focused on continued growth in a market in which we have only several years of experience.  Failure to continue our penetration into this market would negatively impact our results of operations. We have elected to focus our business on the sale of our software products and solutions in the customer service and support market. In the second quarter of 2004, we introduced Jacada Fusion, our solution that is designed to integrate different applications residing on host, Windows and Web-based platforms, and allow non-invasive access to those applications through a single user interface.  In the third quarter of 2005, we introduced Jacada WorkSpace, a built for purpose solution designed to be a single agent console that unifies customer interaction tools with a single access point to all of the mission-critical applications required by the customer service representative to effectively complete a customer interaction. Our license to sell our traditional market products, on a stand alone basis, is limited to sales for the use by our customers in their customer service and support businesses. We have limited experience in this market.  Our limited experience and knowledge regarding the customer service and support market may impede our ability to sell our products and result in decreased revenues and increased losses.

We must continue our investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues. Our sales and marketing teams have limited resources. During 2009 and 2010, we reduced the size of our sales and marketing teams as part of our cost control measures. The size of our current sales and marketing departments may not be sufficient to increase market awareness or identify and qualify a sufficient number of sales opportunities to assist in revenue growth. In addition, we believe that in certain markets our future success may be dependent upon the expansion of our indirect distribution channels, consisting of relationships with partners, system integrators, call center outsourcers, resellers and distributors. During 2011, we had relationships with a limited number of partners. The number and quality of the partnerships we maintain may not be sufficient to allow us to expand into certain markets.

Our future growth will be limited if:

•	our sales and marketing teams fail to increase market awareness of our products and generate increased revenues;

•	we fail to work effectively with our indirect distribution partners;

•	there is a decrease in the willingness or ability of our indirect distribution partners to devote sufficient resources and efforts to market, sale and support our products; or

•	we fail to increase the number of indirect distribution partners with which we have relationships.

If any of these circumstances occurs, we will have to devote substantially more resources to the sales, marketing, distribution, implementation, customization and support of our products than we otherwise would, which would negatively impact our operating results.

We do not have a proven business model for the customer service and support market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our customer service and support solutions may be harmed or we will experience a further delay in generating revenues from these products. To date we have had a limited number of deals in which we have sold our customer service and support solutions. Therefore, we do not have enough experience to determine whether our business model is correct and appropriate for new sales or follow-on sales. In the event that our chosen business model is inappropriate, we may need to modify it and adjust the manner in which we sell these products in order to close subsequent transactions. This required adjustment may adversely affect our revenues and expense levels.

Our revenues may further decline if we do not increase the number of transactions that we effect in 2012.  If we fail to sign a sufficient number of new transactions in 2012 for which we recognize revenue in 2012, our revenues and results of operations will be adversely affected, as was the case in 2011, in which we experienced a decline in revenues.

Because our solutions are complex and generally involve significant capital expenditures by customers, we may invest significant time and expense in trying to make a sale to a potential customer that ultimately chooses not to purchase our solutions. Our sales typically involve significant capital investment decisions by prospective customers, and often require us to expend a significant amount of time to educate prospective customers as to the benefits of our solutions, especially given current economic conditions. As a result, before purchasing our solutions, companies spend a substantial amount of time performing internal reviews and obtaining approvals. On occasion, we may be required to perform a proof of technology where we must prove the benefits of our technology in a prospect’s specific business environment. While these are typically performed for a fee, they may be performed at no charge or at a substantially reduced fee, thereby increasing our cost of sale with limited or no funds to cover the cost. Even if our solutions are effective, our target customers may not choose them for technical, cost, support or other reasons.

Revenues from our customer service and support solutions might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations.  During 2011, 2010 and 2009, revenues from our customer service and support solutions were derived from large orders from a small number of customers. In 2011, 2010 and 2009, two customers accounted for 50%, 44% and 46% of our total revenues, respectively. Currently, we believe that our revenues will continue to be dependent on a relatively limited number of significant customers for the foreseeable future, and we cannot assure you that we will make repeat sales to these customers. We also cannot assure you that new customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or significant reductions in sales from a key customer would significantly reduce our revenues and make it significantly more difficult for us to become profitable.

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

Our revenues could be adversely affected if we fail to recruit and retain consultants and other technical service personnel.  Sales of our customer service and support solutions require in many cases advance sales activity involving consultants and post-sale implementation and customization. We rely on our staff of professional consultants, other technical service personnel and subcontractors to implement our solutions after they are purchased by our customers. Unless we are able to recruit and retain professional consultants, other technical service personnel and subcontractors, or hire and train such personnel and subcontractors to replace those who leave us, it will be difficult for us to implement our solutions and obtain customer acceptance and to increase or possibly even maintain our present level of sales due to constraints on our capacity to implement sales.

Our future growth will be adversely affected and our future operating results may be adversely affected if we fail to develop and introduce new functionality for our products and new products for the customer service and support market or if our new products fail to achieve market acceptance.  In order to achieve sales growth we will need to develop and introduce new functionality for our customer service and support solutions and new products for our target market. Our ability to do so requires us to invest significant resources in research and development and in sales and marketing.  If we fail to develop, integrate and market new functionality or new products successfully, we may not be able to recover our research and development expenditures or our sales and marketing expenditures, which would adversely impact our operating results.

A majority of our revenues derives from the provision of professional services. We derive our revenues from license fees for our software products; fees for professional services (which include customization, implementation, and integration of our solutions); training; and maintenance and support services. In 2011, 2010 and 2009 services revenues constituted a majority of our total revenues. Services revenues have lower gross margins than software revenues.  If we do not increase the portion of our total revenues attributable to software license fees or if we do not increase our professional services gross margins, we may not be able to achieve or maintain profitability.

Failure to deliver professional services efficiently could negatively impact our gross margins. Our limited experience and knowledge regarding the customer services and support market generally and the delivery of our products and solutions for this new market specifically may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated.  Any such extraneous expenditure of resources may negatively impact our professional services gross margins and our ability to achieve or maintain profitability. Additionally, failure to deliver professional services efficiently and to our customers’ satisfaction may increase the potential of termination of projects by our customers, especially given current economic conditions, since customers may be less flexible concerning budget and delivery dates.

In previous years, we experienced fluctuations in our periodic results of operations, which resulted, and may continue to result, in volatility in our share price. In previous years we experienced, and may continue to experience, fluctuations in our quarterly or other interim results of operations , and we may likewise experience significant fluctuations in our annual results of operations.  Factors that have contributed and may in the future contribute to fluctuations in our results of operations include: our ability to deliver our implementation and customization projects; customer acceptance of our products and solutions; the size and timing of orders; general economic conditions; market awareness; the capital spending patterns of our customers; customer concentration; and the timing of our product introductions or enhancements or that of our competitors or providers of complementary products. Because of these and other factors, our periodic revenues may fluctuate materially, especially in the current economic conditions. Therefore, the results of past periods should not be relied upon as an indication of our future performance.  It is likely that in some future periods, our operating results may again be below expectations of public market analysts or investors, which may cause our share price to decline.

The market price of our shares is volatile and the volume of the daily trading of our shares is very low. Our shares may furthermore be mandatorily or voluntarily delisted from the NASDAQ Global Market and voluntarily deregistered under the Securities Exchange Act of 1934, or the Exchange Act. Therefore you may be unable to resell your shares at or above the price you paid, or at all and you may have access to less information about us. The risks described in this Item 3.D may adversely affect our share price.  Our share price, like that of many technology companies, may be subject to volatility. The volume of trading of our ordinary shares has also been very low, a factor that adversely impacts your ability to resell our shares. Our share price may be adversely affected by changes in estimates of our financial results or recommendations by securities analysts, changes in the quarterly financial results of companies perceived to be similar to us, and changes in market valuations of similar companies. In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition or results of operations. If our share price decreases to below $1.00 per share or if the market value of our publicly held shares (i.e., shares that are not held by executive officers, directors or beneficial owners of more than 10% of our outstanding shares) decreases below $5 million and remains there for 30 consecutive trading days, NASDAQ could initiate procedures to transfer the listing of our shares from the NASDAQ Global Market to the NASDAQ Capital Market or to delist them entirely, in which case they may be quoted subsequently on the OTC Bulletin Board or the Pink Sheets.  During August 2010, we received a notice from NASDAQ, indicating that we failed to comply with the minimum bid price requirement of $1.00 per share for a period of 30 consecutive trading days and that we had until February 2011 to regain compliance. In order to regain compliance with that rule, we affected a one (1) for four (4) reverse stock split in our share capital effective as of November 2010.

In April 2012 we received a notice from NASDAQ indicating that we failed to comply with the requirement to have a market value of publicly held shares of at least $5 million. We have until October 8, 2012 to regain compliance, which requires our ordinary shares to achieve a market value of publicly held shares of $5 million or more for a minimum of 10 consecutive trading days.  If we fail to regain compliance, or fail to maintain compliance with any other listing requirement, our ordinary shares will become subject to delisting from the NASDAQ Global Market. If our ordinary shares do not continue to be listed on the NASDAQ Global Market, we could consider applying to have them transferred to the NASDAQ Capital Market, provided that we satisfy the requirements for continued listing on that market. If our ordinary shares do not continue to be listed on the NASDAQ Global Market or the NASDAQ Capital Market, trading, if any, would be conducted in the over-the-counter market in the OTC Bulletin Board or the Pink Sheets, in which trading is typically carried out for securities that do not meet NASDAQ listing requirements. There can be no assurance that our shares will continue to be listed on the NASDAQ Global Market or, if transferred thereto, on the NASDAQ Capital Market.

As a public company with fewer than 300 shareholders, we are also eligible to deregister our stock under the Exchange Act, and may decide to do so in the future in order to avoid the costs and resource demands related to being a public company in the United States. In the event that we take such action, we would no longer be required to file current or annual reports with the Securities and Exchange Commission and would no longer be subject to various substantive requirements of Exchange Act regulations, which would reduce the amount of information available to investors about us.

Any delisting of our ordinary shares from the NASDAQ Global Market (or, if transferred thereto, the NASDAQ Capital Market) and/or deregistration under the Exchange Act would adversely impact your ability to sell our shares in the market due to the resulting reduction in demand and loss in liquidity for our shares. If deregistered, our ordinary shares could only be quoted on the Pink Sheets, where securities generally have significantly less liquidity than securities traded on a national securities exchange, including lower trading volumes, delays in the timing of transactions, reduced securities analyst and news coverage, and lower market prices.  In such case, we will be unable to ensure that market makers will make a market in our ordinary shares or that trading of our ordinary shares will continue in the United States.

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

We could be treated as a “passive foreign investment company”, which would have adverse United States federal income tax consequences to United States holders of our shares.  In such case, U.S. holders should consider making certain elections to avoid any accompanying adverse consequences.  As a non-U.S. company, we could potentially be treated as a passive foreign investment company, or a PFIC, if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” (which we refer to as the Income Test) or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income” (which we refer to as the Asset Test).  Please see the discussion under “Item 10E. Taxation” for further details regarding these tests. We believe that we are not a PFIC for United States federal income tax purposes and we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, but we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination. Ultimately, our status is a factual determination made annually and may be subject to change.  For 2009, we relied on a specific exemption from PFIC status, which requires, among other conditions, that we were never treated as a PFIC and that we were not treated as a PFIC in the next two following years.  If we were determined to be PFIC in any preceding year, or in either 2010 or 2011, we would not have satisfied this exemption and would have been deemed to have been a PFIC also in 2009. For 2010 and 2011, we passed both the Income Test and the Asset Test, as calculated using the “Domestic Look-through Rule” discussed below, and were therefore not considered a PFIC.

In 2010, we invested $9.9 million of our cash in the common stock of various U.S. corporations. We believe that under the “Domestic Look-through Rule” of Section 1298(b)(7) of the Internal Revenue Code, such stock is considered a non-passive asset for purposes of the Asset Test described above. As a result, we were in compliance with the Income Test and Asset Test in 2010 and 2011 and were not considered a PFIC. However, should the U.S. Internal Revenue Service, or the IRS, determine that, in its opinion, such common stock is a passive asset, we will have failed the Income Test and Asset Test and would be considered a PFIC.

If we are determined to be a PFIC, a U.S. Holder, as described in “Item 10E Taxation”, may be subject to less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our ordinary shares and may be required to pay United States federal income tax at ordinary income rates for gains, dividends, as well as an interest charge on certain “excess distributions,” as explained later on.   Certain elections may mitigate these consequences and the making of these elections, or “protective elections”, may be particularly relevant this year given that our PFIC status depends on our non-PFIC status for all years prior to 2009 and on our not being a PFIC in both 2010 and 2011. See “Item 10E Taxation” for a more comprehensive discussion of our status in connection with the PFIC rules, our strategies for attempting to manage this risk and the United States federal income tax consequences if we were to be treated as a PFIC.

We expect to be subject to increasing risks of international operations. Currently we market and sell our products and services primarily in North America and Europe, from which areas we received approximately 99% of our total revenues for the year ended December 31, 2011. Managing our operations in North America and Europe requires significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products in regions other than North America and Europe.  In 2012, we expect to expand our sales efforts into other international areas including India, Russia and South America. Our inability to increase our worldwide operations successfully could adversely impact our business.

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

Certain of our products contain technology that we acquired or licensed from third parties.  Because we did not develop the technology ourselves, there may be errors in the technology of which we are not aware.  In addition, our products are integrated with our customers’ networks and software applications. The sale and support of our products may expose us to the risk of product liability or warranty claims based on damage to these networks or applications caused by the technology we developed or the technology developed by a third party and acquired by us. In addition, the failure of our products to perform to customer expectations could give rise to warranty or other claims. Any of these claims, even if not meritorious, could result in costly litigation or divert management’s attention and resources. We may not have sufficient funds or insurance coverage to satisfy any or all liability that may be imposed upon us with respect to these claims.

We may fail to maintain effective internal controls in accordance with Section 404(a) of the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404(a) of Sarbanes-Oxley may result in increased general and administrative expense and a diversion of management time and attention. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. In the future, we may identify material weaknesses in our controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio.  We invest our cash, cash equivalents and marketable securities in a variety of investment vehicles in a number of countries with and in the custody of financial institutions with high credit ratings. In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  See “Item 10E Taxation” for more information regarding the purposes of these investments. In 2011, we sold the stock of one such corporation, resulting in proceeds of $1.6 million. As of December 31, 2011, the outstanding fair value of the remaining investments was $10.1 million.

While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, limit stock market risk, and limit our investments to what we view as high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial and stock markets, which can all affect the income that we receive, the value of our investments, and our ability to sell them.  We believe that our marketable securities are carried at fair value. However, over time the economic and market environment may provide additional insight regarding the fair value of certain securities which could change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. Given the current market conditions, there is continuing risk that further declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses. In addition, the investments in common stock that we made in 2010 are subject to risks associated with the stock market and the risks associated with each particular company whose common stock we hold, and if we need to liquidate some or all of those investments in order to access cash, we may be forced to sell such investments at a loss.

Exchange rate fluctuations between the dollar and other currencies may negatively affect our results of operation. Our results of operations are reported in U.S. dollars, however, a significant portion of our revenues and expenses are generated and incurred outside of the United States and in currencies other than the U.S dollar, particularly in NIS (New Israeli Shekels), English Pounds and Euros. As a result, we are subject to foreign currency risk. Specifically, our sales in Europe and our expenses in Israel and Europe are recorded in local currencies. This exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar. Fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. We use derivative financial instruments to further reduce our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, we cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations, which could affect our financial results.

Risks Related to Our Intellectual Property

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

We incorporate open source technology in our products which may expose us to liability and have a material impact on our product development and sales.  Some of our products utilize open source technologies.  These technologies are licensed to us via varying license structures but include the general public license.  This license and others like it pose a potential risk to products that are integrated with these technologies.  For example, in the event we integrate into one of our products a technology covered under the general public license, we may be required to disclose our source code for the integrated product.  Disclosing our source code could enable our competitors to eliminate any technological advantage that our products may have over theirs, and thereby materially adversely affect our competitive advantage, results of operations and financial condition. In addition, from time to time there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. We use a limited amount of open source software in our products and may use more open source software in the future. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software.

A successful claim of product infringement against us or our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

Security breaches could compromise sensitive information belonging to us or our customers and could harm our business (including our intellectual property) and reputation.

The safeguarding of our information technology infrastructure is important to our business. A cyber-attack that bypasses our information technology (IT) security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information, resulting in adverse business impact.  Adverse effects could include:

•	adversely affected future results of operations due to the theft, destruction, loss, misappropriation or release of our or our customers' confidential data or our intellectual property;

•	operational or business delays resulting from the disruption of IT systems and subsequent clean-up and mitigation activities; and

•	negative publicity resulting in reputation or brand damage with our customers, partners or industry peers.

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

 Conditions in and around Israel could adversely affect our operations. Because our research and development facilities are located in Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our operations. Despite the negotiations towards peace between Israel and certain of its Arab neighbors, the future of these peace efforts is uncertain.  From October 2000 until recently, there was a significant increase in violence primarily in the West Bank and the Gaza Strip and negotiations between Israel and Palestinian representatives have ceased for periods of time. In January 2006, Hamas, the Islamic Resistance Movement, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates in the Palestinian Parliament and the tension among the different Palestinian factions may create additional unrest and uncertainty.  Hamas does not recognize Israel's right to exist as a state and Israel considers Hamas to be a terrorist organization. During December 2008 and January 2009, Israel was engaged in an armed conflict with Hamas and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These recent conflicts involved missile strikes against civilian targets in northern and southern Israel, and negatively affected business conditions in Israel. In addition, the current tension between the Western world and Israel, on the one hand, and the Islamic Republic of Iran, on the other hand, over the latter’s nuclear weapons program carries with it the potential for armed conflict that may involve Israel. Any renewed hostilities or other factors related to Israel could have a material adverse effect on us or on our business or adversely affect our share price.

Generally, all non-exempt male adult citizens and permanent residents of Israel under the age of 45 (or older, for citizens with certain occupations), including some of our officers, directors and employees, are obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances.  The absence of these employees for significant periods may cause us difficulties in our operations.  Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit our ability to make sales in those countries.

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

We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits (assuming that we generate taxable income that would enable us to utilize those benefits) could have a material adverse effect on our business, financial condition and results of operations. An amendment to the tax law, effective as of January 1, 2011 modifies the benefit tracks.  See “Item 9E: Law for the Encouragement of Capital Investments, 5719-1959” for a description of such amendment. We cannot assure you that we will, in the future, be eligible to receive tax benefits under this law. In addition, in the event that we increase our activities outside of the State of Israel, these activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, if we are found ineligible for these anticipated tax benefits, our future expected corporate taxes payable could increase significantly.

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

Item 4: INFORMATION ON THE COMPANY

A.           History and Development of the Company

Our legal and commercial name is Jacada Ltd.  We were incorporated under the laws of the State of Israel in December 1990 as a limited liability company.  On August 9, 1999, we changed our name from Client/Server Technology Ltd. to Jacada Ltd. Our commercial name is Jacada. Our registered office in Israel is 11 Shenkar Street, Herzliya 46725 Israel and our telephone number is 972-9-952-5900.  Our agent in the United States is Oren Shefler, whose address is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346. Our address on the Internet is http://www.jacada.com.  The information on our website is not incorporated into this Annual Report.  We operate under the Companies Law.

Since October 1999, our ordinary shares have been listed on the NASDAQ Global Market under the symbol “JCDA.”  Our ordinary shares were also listed on the Tel Aviv Stock Exchange, or the TASE, under the same symbol or its Hebrew equivalent commencing on June 18, 2001. On October 9, 2011 we voluntarily delisted our ordinary shares from the TASE.

In 2004, we introduced Jacada Fusion and elected to target corporate customer contact centers.  In the third quarter of 2005, we introduced Jacada WorkSpace, a solution specifically designed for the customer contact center market.  We refer to this market as the “customer service and support market.” Prior to the introduction of our customer service and support market products we had been operating in the application integration and web-enablement market. We refer to this market as our “traditional market business.”

In January 2008 we sold the intellectual property and related customer contracts associated with the Jacada products that were associated with our traditional market business— (specifically, Jacada Interface Server and Jacada Integrator, also known as Jacada HostFuse, Jacada Studio, Jacada Innovator and Jacada Terminal Emulator)— for $26 million in cash. Under the terms of the transaction we retained the right to develop, market, sell and support Jacada Interface Server and Jacada HostFuse in support of our customer service and support business.

Currently, we focus our business on the development, marketing and support of customer experience management and process optimization solutions that simplify and automate customer service processes.  Our solutions bridge disconnected systems into a single, “intelligent” workspace, without requiring modification or replacement of existing systems, and help companies deliver an improved experience to their customers. Contact centers worldwide are using our solutions to automate complex processes, improve customer satisfaction and loyalty, reduce operational costs, and enforce and monitor compliance with regulatory policies and procedures. We have a total solution, comprised of a customer engagement methodology, products and expertise, to help companies improve their contact center operations and provide their customer with a consistent experience across all channels.  Our solutions are uniquely able to solve several business problems that lead to poor customer interactions, as we offer an end-to-end unified desktop and customer experience optimization solutions.

Typical users of our customer service and support solutions are medium to large businesses with inbound contact centers that typically have in excess of 100 agent positions. Some of the companies that have purchased our customer service and support solutions include West Telemarketing, Cox Communications, Capita Business Services, Lillian Vernon, Quelle Contact Vertrieb,  Central Hudson Gas & Electric, Station Casinos, Telefonica O2 UK, Nationwide Insurance, E.ON, Permanent General Insurance Companies, Kabel Deutschland and Blue Cross and Blue Shield of Massachusetts.

See Items 5 and 18 of this annual report on Form 20-F for a description of our capital expenditures for the past three fiscal years through the date of this annual report.  Other than the sale of our traditional market business as described in this Item above, we have made no divestitures during the same time period. In addition, we are not currently engaged in a capital divestiture and our current capital expenditures are for computers, software and peripheral equipment.  These capital expenditures are financed with our internal cash resources.

In February 2008 our board of directors authorized the use of up to $10 million of our available cash to repurchase our ordinary shares through transactions under Rule 10b-18 of the Exchange Act. Through August 2008 we repurchased 149,020 shares for a total purchase price of $2.18 million under this program. Purchases were made from time to time at the discretion of our management in the open market or in privately negotiated transactions, subject to, among other factors, market conditions, trading volume and our share price. No time limit was set for this program; however, we suspended the program upon commencement of our self tender offer in August 2008. In September 2008, we repurchased 962,776 of our ordinary shares under a self tender offer for total consideration of approximately $15.68 million.

In October 2010 our shareholders authorized our management to effect a reverse stock split with respect to our share capital at a ratio of one (1) share for every four (4) shares outstanding. Such reverse stock split was effected November 9, 2010.

We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies’ shares during fiscal years 2011 or 2012.

B.           Business Overview

Industry Overview

In 2004, we introduced Jacada Fusion and elected to target corporate customer contact centers.  In the third quarter of 2005, we introduced Jacada WorkSpace, a solution specifically designed for the customer contact center market.  We refer to this market as the “customer service and support market.” Prior to the introduction of our customer service and support market products we had been operating in the application integration and web-enablement market for 16 years. We refer to this market as our “traditional market business.”

Customer Service and Support Market

In today’s highly competitive markets, companies increasingly focus on the provision of customer service as a means of increasing customer satisfaction and customer retention rates. For most companies, the key organization involved in this effort is the company’s contact center, or call center, whose personnel are directly customer-facing.

To provide quality customer service, customer service representatives must be able to answer customer’s questions quickly, handle any request the customer may have, and do so in an efficient and pleasant manner. One of the significant challenges in the provision of quality customer service is the complexity of the customer service representative desktop. This is due both to the number of software applications on the customer service representative’s computer desktop and to the complexity of the applications used on the desktop. Most customer service representatives must manage three or more applications on their desktop, including billing, inventory, delivery tracking, call tracking and customer relationship management, or CRM, applications, and many customer service representatives have six, eight, ten or more applications that they must learn and manage.

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

Our Solutions

 We develop, market and support unified agent desktop and process optimization solutions that simplify and automate customer service processes and help organizations improve their customer experience.  By bridging disconnected systems into a single, “intelligent” workspace, our customer service and support market solutions create greater operational efficiency and increase agent and customer satisfaction. Our customer service and support market products simplify the desktop of customer service representatives to reduce operational costs and improve the customer experience. Our solutions provide our clients’ organizations with a simplified customer service interaction designed to improve the efficiency and effectiveness of their customer service organization.

Benefits

Our solutions for the customer service and support market provide the following business benefits:

•
Reducing operating expense. Because our customer service and support market products present users with a single interface through which applications are accessed, they eliminate the need to navigate through and between applications. Therefore, they eliminate redundant data entry, cut keystrokes and streamline or even eliminate process steps, including time consuming call wrap-up processes, thereby generating greater agent efficiency.  This enables increased first call resolution and significant reduction in average handle times and operating costs.

•
Significantly reducing customer service representative training costs.  By simplifying the customer service representative desktop and reducing the number of applications with which a customer service representative must interact, our contact center solutions allow our customers to significantly reduce their customer service representative training costs.

•
Increasing revenue opportunities. By reducing average handle times and making it easier for customer service representatives to access all of the data needed to answer a customer’s question or complete a customer’s request, our customer service and support market products enable customer service representatives to perform increased sales activities, leading to potentially greater revenue opportunities.

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

Products and Technology

Our products include:

Jacada® WorkSpace Agent Desktop. Jacada WorkSpace Agent Desktop is a built for purpose solution that unifies customer interaction tools and provides a single access point to all the mission-critical applications required by the customer service representatives to effectively complete a customer interaction. Jacada WorkSpace Agent Desktop delivers a wide range of capabilities that enable companies to freely implement optimal contact center processes and maximize customer service representative productivity.  Jacada WorkSpace Agent Desktop eliminates the inefficiency of a desktop maze by providing an agent with a single interface to access the multitude of disparate systems and resources needed to effectively perform his or her job.  In addition, by using dynamic, role-based desktop controls, Jacada WorkSpace Agent Desktop enables companies to transform product-specific or function-specific agents to ‘universal’ agents, maximizing agent productivity and reducing operational costs.

Jacada® Fusion. Jacada Fusion, a bundling of two Jacada products: Jacada HostFuse and Jacada Integration and Automation mentioned below, is a non-invasive integration platform which can automate processes that involve different kinds of business application – whether traditional legacy ‘green screen’ mainframe applications, Windows client/server applications or newer web-based (browser-based) applications.

Jacada® Integration and Automation (JIA). Jacada Integration and Automation (formerly Jacada® WinFuse) is a non-invasive integration solution that allows companies to web-enable and integrate their Microsoft Windows client/server and web-based applications without modifying or changing anything in the existing application.   Jacada Integration and Automation enables organizations to leverage their existing Windows client/server and web-based applications to automate business processes and seamlessly integrate and transfer data from one application to another.  Jacada Integration and Automation can work with most graphic user interface technologies (Web and Windows based), which enables it to automate most Windows/Web applications.

Jacada Integration and Automation web service-enables Windows client/server or web-based applications. Without changing anything in the original application, and without needing to access the source code,  Jacada Integration and Automation enables organizations to automate interactions with their applications and “drive” the system as a user would, navigating a series of Windows forms or web pages, and inserting or retrieving data as required.  Jacada Integration and Automation exposes these interactions as Web services that can be integrated into any J2EE or .NET composite application in a scalable and secure fashion.

By service-enabling any Windows-based or web-based application,  Jacada Integration and Automation provides for the rapid adoption of service-oriented architectures (SOA), enabling IT to rapidly deliver new functionality.

Jacada® Agent Scripting. Jacada Agent Scripting (formerly Jacada® Interaction Manager) guides the customer service agent through an optimized interaction with the customer. A typical contact center interaction contains elements of “guidance language” presented to the agent as a best practice suggestion regarding how to answer the customer's inquiry, mandatory language that must be read for compliance reasons, business rules to determine what the agent may offer or do next, and workflow between these steps to ensure that all necessary information is gathered and presented to the customer. Jacada Agent Scripting deploys in conjunction with Jacada WorkSpace ensuring seamless cooperation between the customer interaction workflow and the multiple business systems controlled by Jacada WorkSpace.

Jacada® HostFuse.  Jacada HostFuse (formerly Jacada Integrator) is a software solution for integrating core host-centric business systems, including the data and processes in those systems, with multiple packaged applications, frameworks and client environments. Users of Jacada HostFuse enjoy the benefits of on-line, real-time integration with back-office applications without rewriting any of their existing systems.

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

Our intellectual property rights in the Jacada Interface Server and the Jacada HostFuse products were sold in January 2008 as part of the sale of our traditional market business. We are licensed to develop and sell these products under an irrevocable license agreement. Our license to sell these products, on a stand-alone basis, is limited to sales for the use by our customers in their customer services and support business. See “Item 4A History and Development of the Company”.

Professional Services

Our professional services include training, consulting services (which include installation, implementation, integration and customization of our solutions), solution support and maintenance services and product support and maintenance services.

We provide our direct customers and our partners with professional services to assist them with installing, integrating, implementing and customizing our products into the customers’ systems, and with managing and enhancing their utilization of our products on an ongoing basis. We also provide customer and partner training services to assist our customers and partners in learning how to use our products with coursework related to various aspects of our products.

We bill for our professional consulting services (which includes installation, implementation, integration and customization of our solutions), either on a fixed fee basis or by the hour plus out-of-pocket expenses, and for training services by the day plus out-of-pocket expenses.

Product support and maintenance services are provided to our customers through agreements under which we provide technical support to our software products by telephone, fax, e-mail and the Internet and provide updates, upgrades and fixes to our software products. Customers can select between standard support and maintenance services, offered during business hours, or enhanced support and maintenance services, offered 24 hours per day, seven days per week. In addition, we offer our customers solution support and maintenance services which include support and maintenance services for our products and the work product deliverables that were provided as part of our professional services. Our customers may purchase support and maintenance services for 12 months after the initial purchase of our solutions, renewable annually thereafter.

Principal Markets

Our principal markets are North America and Europe. We generate revenues from licensing our software products to customers and providing customers with training, professional services, product or solution support and maintenance services. Software licenses revenues constituted approximately 9%, 10% and 8% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively, while professional services, support and maintenance revenues constituted approximately 91%, 90% and 92% of our total revenues, respectively, for the same periods.  Software licenses revenues generated from North American customers constituted approximately 8%, 8% and 6% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively, while professional services, support and maintenance revenues generated from North American customers constituted approximately 39%, 44% and 41% of our total revenues, respectively, for the same periods.  Software license revenues generated from European customers constituted approximately 1%, 1% and 2% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively, while professional services, support and maintenance revenues generated from European customers constituted approximately 50%, 46% and 50% of our total revenues, respectively, for the same periods.

Seasonality

                Not applicable.

Sources and Availability of Raw Materials

Not applicable.

Sales and Marketing

We sell our products through our direct sales force in North America and Europe, as well as through our indirect distribution channels, consisting of system integrators, partners and call center outsourcers. We also use indirect distribution channels in countries where we have no direct sales operations. As of December 31, 2011, we had 15 people in our sales and marketing organization, compared to 16 as of December 31, 2010.

During 2011 we maintained our business arrangements with our strategic indirect sales channels for our customer service and support solutions and also invested in the establishment of arrangements with new indirect channels. Our indirect distribution channels, which act as independent sales agents, for our customer service and support products include Accenture, a global management consulting, technology services and outsourcing provider, and IBM Global Services, Tieto and Wipro, each a large global IT services provider. It is our expectation that our indirect distribution channels will extend our market reach by increasing market awareness of our solutions and presenting us to potential customers. We intend to continue to invest in 2012 in the development of our indirect sales channels.

Our marketing efforts are focused on generating demand for our solutions and developing greater awareness among target customers of our solutions and the benefits they can provide. We market our products and services through a range of vehicles, including electronic media, such as e-mail and other online vehicles, social media, traditional media (public relations), webinars and through traditional demand generation channels. We have developed a wide range of collateral materials and sales tools that are used by both our direct sales force and indirect distribution channels. These materials include videos, testimonials, brochures, white papers, case studies, press releases and our website.

Customers

Our customers include end users to whom we sell our products and services directly, system integrators, partners, distributors and other intermediaries who resell our products to end users, and end users who purchase our products from such distributors and other intermediaries. A typical customer for our solutions is a business that:

•	possesses an inbound contact center with 100 or more agents who manage repetitive call types such as billing, claims, service activation, etc;

•	recently completed a merger or acquisition resulting in an organization with disparate systems and processes;

•	operates complex business processes that require repetitive data entry by the contact center agent or inputting of various pieces of data across multiple screens;

•	possesses host-based legacy systems as systems of record;

•	does not use its CRM system as the primary system of record, or where the CRM is the primary system of record, the user interface is inefficient; and

•	has a strategic initiative to outsource its IT development, especially around the contact center.

Some examples of the industries in which our customers operate and their uses of our products include:

•
Telecommunications providers, which use our solutions to assist in streamlining and automating their customer service process, billing inquiries, account changes, and to generally improve the productivity and efficiency of their contact center.

•
Insurance companies, which use our solutions to modernize their contact center applications, enable Web access to these applications for customers to update account information via the Internet, and integrate their customer information systems with CRM applications.

•
Public utility providers, which use our solutions to automate critical call processes and integrate their existing business systems into a simplified customer service desktop, reduce customer service agent desktop complexity and optimize key customer service processes in their contact centers in order to reduce agent training time, increase agent productivity and improve overall customer service.

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

Our research and development expenses were $2.9 million, $3.5 million and $3.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.  As of December 31, 2011, 21 professionals were engaged in research and development activities, an increase compared to 16 professionals at December 31, 2010. See also “Item 5: Operating and Financial Review and Prospects, A. Operating Results, Total Operating Expenses.”

Dependence on Patents and Licenses

We are generally not dependent on any third party license or patent with respect to our technology for the customer service and support products. However, sales of our customer services and support products often include licenses to our traditional market products as part of the solution we provide to our customers. Our rights to develop and sell our traditional market products are granted to us under an irrevocable license agreement which we have entered into as part of the sale of our traditional market business. Our license to sell those products, on a stand-alone basis, is limited to sales for the use by our customers in their customer service and support business. See “Item 4A: History and Development of the Company.”  As part of that asset sale we also sold the two patents that we owned with respect to portions of our traditional market products technology.

The Jacada Agent Scripting product, which is a component of our customer service and support products, is based on technology licensed to us under a license agreement that we entered into in April 2007. That license includes the right to access the source code of such products and the right to modify, enhance and support such source code.

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

Our customer service and support products compete with other contact center solutions offered by vendors including Microsoft, OpenSpan, NICE Systems, Pega Systems, Cicero and Sword Ciboodle. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, or other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. In addition, our potential customers may choose to deploy traditional CRM application software, or utilize their own information technology personnel or system integrators, to write new code or rewrite existing applications in an effort to develop their own customer service and support solutions.

Material Effects of Government Regulation in Israel

Pursuant to the Law for the Encouragement of Capital Investments, 1959, or the Capital Investment Law, the Israeli government has granted “Approved Enterprise” status to our existing capital investment programs under the Alternative Benefits Program. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. In April 2005 and January 2011, the Capital Investment Law was amended to revise the criteria for qualifying for tax benefits under this law.  See “Item 10.E Taxation” for more information.

As of December 31, 2011, we had not yet begun to generate taxable income for purposes of the Capital Investment Law. Once we do generate taxable income, if we fail to comply in whole or in part with the conditions and criteria set forth under this law, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we may receive, adjusted for inflation and interest.

        As of December 31, 2011 we believe that we are in compliance with all of the conditions required by the law.

We cannot assure you that we will, in the future, be eligible to receive tax benefits under this law.  In addition, we cannot assure you that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, in the event that we increase our activities outside of the State of Israel, these activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, if we are found ineligible for these anticipated tax benefits, our future expected corporate taxes payable could increase significantly.

C.           Organizational structure

We own 100% of the stock of Jacada, Inc., a corporation organized under the laws of the State of Delaware, 100% of the stock of Jacada (Europe) Limited, a company organized under the laws of England and 100% of the stock of Jacada Nordic AB, a company organized under the laws of Sweden. Jacada (Europe) Limited owns 100% of the stock of Jacada Deutschland GmbH, a limited liability company organized under the laws of Germany.

D.           Property, Plants and Equipment

Our headquarters and principal administrative, research and development operations are located in approximately 6,500 square feet of leased office space in Herzliya, Israel. This lease expires in March 2013.

In the United States, we lease approximately 18,500 square feet in Atlanta, Georgia, which we utilize for marketing, sales, administration, service and technical support. The lease expires in June 2012. We have entered into a five year lease agreement for an alternative space of approximately 11,000 square feet in Atlanta, Georgia commencing July 2012.

In the UK, we lease office space, which we utilize for administrative purposes. This lease is not material to our operations.

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

We were incorporated in December 1990. In 2004, we introduced Jacada Fusion and elected initially to target corporate customer contact centers. Jacada Fusion may be also used by our customers for back office applications.  In the third quarter of 2005, we introduced a solution specifically for customer service representatives called Jacada WorkSpace, now known as Jacada WorkSpace Agent Desktop. We refer to this market as the “customer service and support market.” Prior to the introduction of our customer service and support market products we had been operating in the legacy application integration and web-enablement market for 16 years.  We refer to this market as our “traditional market business.”  Customers of our customer service and support market products may also use our traditional market products.

In January 2008, we sold the intellectual property and related customer contracts associated with the following Jacada products which were associated with our traditional market business— (specifically, Jacada Interface Server and Jacada Integrator, also known as Jacada HostFuse, Jacada Studio, Jacada Innovator and Jacada Terminal Emulator)— for $26 million in cash. Under the terms of the transaction we retained the right to develop, market, sell and support Jacada Interface Server and Jacada HostFuse in support of our customer service and support business. The results of the traditional market business were reclassified to one line item in the statement of operations as “Net income from discontinued operations, net of taxes.”

On April 6, 2009, we announced measures to reduce expenses in order to align our operations with revenue expectations for 2009. These measures included a 7% reduction in workforce worldwide which impacted 10 positions, as well as salary reductions and other additional cost saving initiatives.

On August 11, 2010, we announced an additional reduction in our work force and other related cost containment programs in order to align our operations with revenue expectations for the balance of 2010. These changes included a reduction in our workforce of approximately 15% worldwide, or 14 employees and 4 open positions. The cost of implementing this realignment was $0.2 million, which was reflected in our 2010 results.

For the year ended December 31, 2011, our revenue decreased to $12.4 million from $17.2 million in the prior year. This revenue decrease resulted primarily from a depleted backlog at the end of 2010 and weak bookings during 2011. Our backlog at the end of 2011 declined to $2.4 million from $4.9 million as of the end of 2010.

During 2011, the continuing weakness and uncertainty in the economy impacted revenues as some prospective customers postponed decisions for large projects or lengthened their decision cycle to ensure that they had an adequate return on investment before contracting for a customer service and support solution. As a result, we continued to experience long sales cycles. In addition, we were subject to increased competition from vendors offering smaller scale and less expensive solutions. Consequently, we faced increasing pricing pressure.

We had a net loss of $6.8 million in the year ended December 31, 2011, compared to a net loss of $10.6 million in the year ended December 31, 2010, which (in 2010) had included a $3.1 million goodwill impairment charge and $0.2 million restructuring charge.  Because there was a reduction in revenue in 2011, the decrease in net loss was mainly achieved through continued cost savings that reduced our operating expenses (beyond our not having been subject to the $3.1 million goodwill impairment charge and $0.2 million restructuring charge that adversely affected our results in 2010).

In 2011, we derived approximately 50% of our revenue from two customers. To the extent that this trend continues, our revenues will be dependent on a relatively limited number of significant customers. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to become profitable.

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

Research and Development Costs

Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred.  Based on our product development process, technological feasibility is established upon completion of a working model.  No material costs are incurred between the completion of the working model and the point at which the products are ready for general release. Therefore, all research and development costs are expensed.

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

Revenues. Our revenue recognition policy is significant because our revenues are a key component of our results of operations. Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from period to period and could result in future operating losses. We follow very specific and detailed guidelines in measuring revenues; however, certain judgments affect the application of our revenue policy. Our revenues are principally derived from the licensing of our software and the provision of related services.

We derive our revenue principally from:

•	the initial sales of licenses to use our products, including customization, implementation and integration services;

•	incremental license fees resulting from a customer’s increase in product licenses required;

•	post-implementation consulting and integration services for our solutions; and

•	ongoing support and maintenance provided to our customers, which generates recurring revenue.

Sales of software licenses are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable. We consider all arrangements with payment terms extending beyond six months from the delivery of the elements not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met. We do not grant a right of return to our customers. In transactions where a customer’s contractual terms include a provision for customer acceptance based on customer-specified subjective criteria, or for evaluation purposes, we recognize revenues only when such acceptance has been obtained or as the acceptance provision lapses. However, in transactions where a customer's contractual terms include a provision for customer acceptance based on customer-specified objective criteria, we recognize revenue if we can demonstrate that the delivered product meets the specified criteria prior to customer acceptance.

We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with customization, implementation and integration services. As a result, we generally recognize initial license fee and related service revenue over the course of these projects, using the percentage of completion method of accounting. Revenue from software that does not require services, or where services are not essential to the functionality of the software, including licenses sold subsequent to the initial installation, is recognized upon delivery, assuming that all other revenue recognition criteria have been met. Revenue from post-implementation consulting and integration services is recognized as work is performed. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of projects under the percentage of completion method of accounting. The percentage of completion method requires the exercise of judgment, such as with respect to estimations of progress towards completion, contract revenue, contract costs and potential losses on contracts. Progress in completion of such projects may significantly affect our annual and periodic operating results.

With regard to software arrangements involving multiple elements, such as software, post-contract customer support, consulting and training, revenues are allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence, or VSOE, of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. The residual method of allocation requires an entity to first allocate revenue to the fair value of the undelivered elements (maintenance and other services) and the residual revenue to the delivered element (software licenses). Any discount in the arrangement is allocated to the delivered element.

VSOE of fair value for maintenance and other services is determined based on the price charged for the undelivered element when sold separately, or where actual maintenance renewals have not yet occurred, VSOE of fair value is based on the stated maintenance renewal rate specified in the contract. Our process for establishing VSOE of fair value of maintenance services (post contact support, or PCS) is through performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for our installed base of customers. Our process for the establishment of VSOE of fair value for consulting and training services is through a performance of an analysis of the entire population of separate sales of services.

Reimbursements received for out-of-pocket expenses incurred are characterized as revenue in the statement of operations.

Goodwill. Goodwill is not amortized, but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. For the year ended December 31, 2010, our company tested goodwill for impairment by comparing the fair value of the reporting unit with its carrying value.

Goodwill is first tested for impairment by comparing the fair value of the reporting unit with its carrying value. We operate under a single reporting unit. Fair value is determined using the discounted cash flows method and market capitalization. We perform impairment tests during the third fiscal quarter. Following the test in the third quarter of 2010, no impairment losses were identified. However, subsequent to our third quarter annual impairment test in 2010, changes in our projected revenues and cash flows from operations indicated that we should re-perform the test for goodwill impairment. During this subsequent test, the fair value of our reporting unit was found to be less than our carrying value. As a result, we were required to move to the second phase of a goodwill impairment test. In this phase, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Our results indicated that our entire goodwill balance of $3.1 million was impaired and as a result, we recorded a $3.1 million impairment charge during the fourth quarter of 2010.

Valuation of investment in marketable securities.  On April 1, 2009, we adopted new guidance, ASC 320-10-65-1, “Recognition and Presentation of Other-Than-Temporary Impairments” (formerly FSP FAS No. 115-2 and FSP FAS No. 124-2), that changed the impairment and presentation model for our available-for-sale debt securities. Under the amended impairment model, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income (loss).

For equity securities, the new guidance requires that an entity recognize in earnings all declines in fair value below the cost basis that are considered other than temporary. However, if the entity evaluates that an impairment is not other-than-temporary but does not have the intent and ability to hold the equity security until the anticipated recovery of its cost basis, an impairment loss is recognized in earnings. During 2011 and 2010, we recorded an other-than-temporary loss with respect to our equity marketable securities in amounts of $336,000 and $95,000, respectively, reflected in “Financial income, net” in our Consolidated Statement of Operations.

Fair value of financial instruments. We apply the provisions of ASC 820, “Fair Value Measurements and Disclosures.” Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, we use various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available under the circumstances.

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

Adoption of new accounting standards

None.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 "Comprehensive Income". The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, deferring the effective date for amendments outlined in ASU 2011-05. We are still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, codified in ASC 820 "Fair Value Measurement". The guidance requires an entity to provide a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for the Company beginning January 1, 2012. We do not expect the adoption of this new guidance to have a material impact on our consolidated financial statements.

Results of Operations

Our historical operating results for the years ended December 31, 2011, 2010 and 2009 as a percentage of total revenues are as follows:

	2011	2010	2009
Revenues:
Software Licenses	9%	10%	8%
Services	68	76	78
Maintenance	23	14	14
Total revenues	100%	100%	100%
Cost of revenues:
Software Licenses(*)	8	21	17
Services(*)	89	78	77
Maintenance(*)	27	31	28
Total cost of revenues	68	66	66
Gross profit	32	34	34
Operating expenses:
Research and development	23	20	21
Sales and marketing	29	29	37
General and administrative	34	28	27
Goodwill impairment	-	18	-
Restructuring	-	1	-
Total operating expenses	86	96	85
Operating loss	(54)	(62)	(50)
Financial income, net	-	-	4
Loss from continuing operations before taxes.	(54)	(62)	(46)

Income tax (expense) benefit	(1)	-	1

Net loss from continuing operations	(55)	(62)	(45)

Net income from discontinued operations, net of taxes	-	-	3

Net loss	(55)	(62)	(42)

* Respective revenues

Years Ended December 31, 2011, 2010 and 2009

Revenues and Cost of Revenues

Revenues.  Revenues were $12.4 million, $17.2 million and $16.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. The revenue decrease in 2011 resulted primarily from a depleted backlog at the end of 2010 and weak bookings during 2011. Backlog, excluding maintenance renewals, was $2.4 million, $4.9 million and $8.5 million as of December 31, 2011, 2010 and 2009, respectively.

During 2011, the continuing weakness and uncertainty in the economy impacted revenues as some prospective customers postponed decisions for large projects or lengthened their decision cycle to ensure that they had an adequate return on investment before contracting for a customer service and support solution. As a result, we continued to experience long sales cycles. In addition, we were subject to increased competition from vendors offering smaller scale and less expensive solutions. Consequently, we faced increasing pricing pressure.

Our 2010 revenues increased by 3% from $16.7 million in 2009 to $17.2 million, primarily due to a significant backlog of over $8.5 million at the end of 2009 and the acquisition of a major new customer in early 2010, combined with the continued supplemental services from another sizeable customer during 2010.

In each of 2011, 2010 and 2009, a significant portion of our revenues was derived from a few large orders. In 2011, 2010 and 2009, two customers accounted for 50%, 44% and 46% of our total revenues, respectively.

Software licenses revenues. Software license revenues were $1.1 million, $1.6 million and $1.4 million, or 9%, 10% and 8% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively. During 2011, 2010 and 2009, approximately 89%, 83% and 77%, respectively, of our revenue was generated from existing customers, which typically represents additional services engagements with a limited, if any, software component. Despite the high percentage of revenue from existing customers in 2011, we did, nevertheless, enter into several software license agreements with new customers in 2011. In 2011, the challenging economic conditions continued to inhibit prospective customers from entering into large capital intensive projects and thus limited our transactions with new customers. The increase in software revenue during 2010 relative to 2009 resulted from the completion, in 2010, of two large projects signed during 2009 that included a significant software license component, as well as a transaction with a new large customer in 2010.

Service revenues. Service revenues were $8.4 million, $13.0 million and $13.0 million, or 68%, 76% and 78% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively. Service revenues are generated primarily from installation, implementation and customization of our software products.  Service revenues declined in 2011 as a result of the decreased backlog at the end of 2010 and lower bookings in 2011. During 2010, we had several large implementations in process, along with other smaller services engagements. The majority of these implementations were completed during 2010 or in early 2011. With reduced services from new customers, service revenues declined during 2011. Most of the service revenues during 2011 was generated from add-on business to existing implementations. While service revenues remained unchanged from 2009 to 2010, the mix of revenue from existing customers and new customers shifted from year to year. Approximately $4.2 million of the 2010 service revenues was generated from existing initial implementations that closed in 2009, an increase of $1.7 million over revenue generated in 2009 from existing initial implementations that closed during 2008. The balance of 2010 service revenues was generated from new customers and from add-on business to existing implementations (that were not a part of the initial implementation), which decreased by $1.8 million when compared to 2009. This decline was further reflected in the reduced backlog as of the end of 2010.

Maintenance revenues. Maintenance revenues were $2.8 million, $2.5 million and $2.3 million, or 23%, 14% and 14% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively. The increase in maintenance revenues in each of 2011 and 2010 compared to the prior year primarily reflected an increase in the number of customers covered by maintenance and support services.

Total Cost of Revenues. Total cost of revenues was $8.4 million, $11.2 million and $10.9 million, representing 68%, 66% and 66% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively. The decrease in total cost of revenues from 2010 to 2011 was directly related to the decline in revenues from 2010 to 2011. However, cost of revenues, as a percentage of revenues, increased from 66% to 68% mainly due to one project which required more resources than originally anticipated by us. This increase was partially offset by a decrease in our royalty payments and by our not having to make a one-time payment for source code or a write off of inventoried licenses, as we had in 2010.  The increase in total cost of revenues from 2009 to 2010 was related to the associated increase in revenues, as such cost remained constant as a percentage of our total revenues in those two years.

Cost of software licenses revenues was $0.1 million, $0.3 million and $0.2 million or 8%, 21% and 17% of software revenues for the years ended December 31, 2011, 2010 and 2009, respectively. The decrease in the cost of software licenses revenues from 2010 to 2011 was mainly due to a decrease in royalty payments resulting from the 2010 purchase of source code connected with a product on which we have historically paid royalties, as well as a decrease in expenses associated with a one-time $0.1 million write-off of inventoried OEM licenses recorded in 2010 but not in 2011. The increase in the cost of software licenses revenues from 2009 to 2010 was primarily the result of this same one-time $0.1 million expense associated with the write-off of inventoried OEM licenses. Otherwise, the cost of software licenses revenues as a percentage of software licenses revenues would have declined in 2010, as a result of our purchase of the source code mentioned above, which resulted in lower royalties payments compare to the software licenses revenues.

Cost of service revenues was $7.5 million, $10.1 million and $10.0 million, or 89%, 78% and 77% of service revenues for the years ended December 31, 2011, 2010 and 2009, respectively. The decrease in service margins from 22% in 2010 to 11% in 2011 was mainly due to one project in 2011 that required our utilization of more significant resources than originally planned in order to complete it, with no additional accompanying revenues being realized by us. In addition, in the latter part of 2011, we had to assign resources to several non-billable services projects, the cost of which, without associated revenues, depressed our service margins. Service margins remained relatively flat from 2009 to 2010, at 23% and 22%, respectively. In 2009, we had three challenging projects which required the utilization of additional resources, without our realizing additional revenue, which reduced our services margins. Two of these three projects were completed in 2009, which should have allowed us to see improvement in services margins in 2010. However, at the end of 2010, the difficult implementation of a separate project required us to invest additional resources, without accompanying increased revenue realization, thereby reducing what would have otherwise been improved service margins to 22%. Service headcount during 2011, 2010 and 2009 averaged approximately 36, 45 and 44 individuals, respectively. We ended 2011 with 37 employees engaged in providing services. Please see the Risk Factor entitled: “Failure to deliver professional services efficiently could negatively impact our gross margins.”

Cost of maintenance revenues was $0.8 million, $0.8 million and $0.6 million, or 27%, 31% and 28% of maintenance revenues for the years ended December 31, 2011, 2010 and 2009, respectively. Maintenance headcount during each of 2011, 2010 and 2009 averaged approximately 5 individuals. While the level of maintenance headcount from 2009 to 2010 kept related salary and associated expenses consistent year over year, there was an increase in 2010 in other expenses such as travel and recruiting fees of approximately $100,000, which caused margins on maintenance revenues to decline from 72% in 2009 to 69% in 2010. Headcount also remained consistent from 2010 to 2011, however, reductions in recruiting and travel expenses helped to slightly reduce total cost of maintenance revenues.

Total Operating Expenses. Total operating expenses in 2011 were $10.7 million, representing a decrease of approximately $5.9 million, or 35%, compared to $16.6 million in 2010. Total operating expenses increased by $2.4 million, or 17%, in 2010, compared to $14.1 million in 2009.  The decrease in operating expenses from 2010 to 2011 was mainly achieved via cost reduction measures that began to be  implemented during 2010, the effect of which was primarily realized in 2011.  Our  average overall headcount decreased from 117 in 2010 to 91 in 2011. During 2010, we recognized a goodwill impairment charge of $3.1 million, which was reflected in our operating expenses. We achieved a reduction in other operating expenses, excluding the goodwill impairment charge, from 2009 to 2010 due to the restructuring measures that we took in the third quarter of 2010, particularly in sales and marketing, which was offset in part by an increase in general and administrative expenses and restructuring charges from 2009 to 2010.

Research and Development.  Research and development expenses were $2.9 million, $3.5 million and $3.5 million for the years ended December 31, 2011, 2010 and 2009 respectively. The decrease in research and development expenses during 2011 was primarily the result of a decrease in our average research and development headcount from 23 in 2010 to 19 in 2011, which resulted in savings of $0.3 million, and was furthermore due to our not incurring a one-time expense for the purchase of source code, as we had in 2010. Despite a significant reduction in research and development headcount, from an average of 30 in 2009 to an average of 23 in 2010, total research and development expenses remained flat from 2009 to 2010. The restructuring announced in the third quarter of 2010 resulted in savings of approximately $350,000 in salary and associated expenses. These savings were offset by approximately $300,000 paid to third parties for purchases of source code and consulting services in 2010. As a percentage of total revenues, research and development expenses were 23%, 20% and 21% for the years ended December 31, 2011, 2010 and 2009.

Sales and Marketing.  Sales and marketing expenses were $3.6 million, $5.0 million and $6.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. The decrease in sales and marketing expenses of $1.4 million in 2011 was primarily the result of a decrease in the average sales and marketing headcount from 21 in 2010 to 14 in 2011, resulting in savings of $1.0 million, as well as decreased commissions of $0.1 million associated with the decline in revenues in 2011, and a reduction of $0.3 million in other marketing expenses in 2011. During 2011, in an effort to reduce costs, we elected to focus on lower-cost lead generation activities, for example, webinars and website demonstrations of our products. Sales and marketing expenses decreased by $1.2 million from 2009 to 2010, which resulted from a reduction in headcount by 10 employees during the third quarter of 2010, which saved us $0.8 million, a decrease in commissions of $0.1 million due to a change in compensation plan structure, a reduction in other marketing expenses of $0.1 million and a reduction in other miscellaneous expenses of $0.2 million. As a percentage of total revenues, sales and marketing expenses were 29%, 29% and 37% for the years ended December 31, 2011, 2010 and 2009, respectively.

General and Administrative.  General and administrative expenses were $4.3 million, $4.8 million and $4.4 million for the years ended December 31, 2011, 2010 and 2009, respectively. As a percentage of total revenues, general and administrative expenses were 34%, 28% and 27% for those years. The decrease in general and administrative expenses from 2010 to 2011 was primarily the result of a reduction in average general and administrative headcount from 23 to 17, resulting in savings of approximately $0.5 million, and a decrease in stock based compensation of approximately $0.3 million offset, in part,  by $0.2 million severance cost.  General and administrative expenses increased from 2009 to 2010 due to the following: (i) an increase in severance costs not associated with restructuring of $0.1 million; (ii) an increase in bad debt expense of $0.2 million; and (iii) an increase in stock based compensation of $0.1 million. General and administrative headcount declined from 26 as of December 31, 2009 to 20 as of December 31, 2010; however, the elimination of certain positions required us to accrue severance during 2010. As a result, salary expense did not decline from 2009 to 2010.

Goodwill impairment. Goodwill is tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit, which in our case represents the consolidated entity, with its carrying value. Fair value is determined by using our market capitalization and the discounted cash flows method. In applying the test to us in 2010, the fair value of our company was found to be less than our carrying value (our equity value). As a result, we were required to move to the second phase of a goodwill impairment test. In this phase, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Our results indicated that our entire goodwill balance of $3.1 million was impaired, and, as a result, we recorded a $3.1 million impairment charge during the fourth quarter of 2010.

Restructuring. During 2010, we announced a reduction in our work force in order to align our operations and expenses with anticipated revenue. These changes included a 15% reduction in work force worldwide, which included 14 employees and 4 open positions, mainly from research and development. The cost of implementing this restructuring plan was $0.2 million, which is included in our 2010 results.

Financial Income (Loss), Net.  Financial income (loss), net, was $(12,000), $0.1 million and $0.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. Financial loss in 2011 consisted of $0.3 million other –than- temporary loss on our marketable securities, which was mostly offset by $0.3 million in dividend income, foreign currency translation gains, interest income and gains on the sale of one of the marketable securities that we had held. Financial income in 2010 consisted of $0.1 million in interest income and $0.2 million in dividend income, offset in part by foreign currency translation losses and bank charges of $0.1 million and an other-than-temporary loss on marketable securities of $0.1 million. During each of 2010 and 2011, we recognized an other-than-temporary loss on one of our marketable securities because it was more likely than not that we would be required to sell the marketable security before the recovery of its cost basis. Financial income in 2009 consisted of $0.3 million in interest income and $0.4 million in gains on marketable securities. The reduction in interest income from 2009 to 2010, and the continued reduced interest income in 2011, were the result of minimal investments in interest-bearing securities during 2010 and 2011, as we invested $9.9 million in common stock of various companies during 2010. This investment in common stock generated $0.2 million of dividend income in 2010, which we did not receive in 2009. See also “Item 3: Key Information. D. Risk Factors. Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Pre-tax Loss from Continuing Operations. As a result of the above factors, our continuing customer service and support operations generated pre-tax losses of $6.7  million in 2011, $10.6 million in 2010 and $7.7 million in 2009.

Tax (expense) benefit. In 2011 and 2010, we had tax expenses of $62,000 and $49,000, respectively, which were due to current income tax expenses that primarily reflected alternative minimum taxes due in the United States. In 2009, we had a tax benefit in the amount of $0.1 million, which reflected $0.2 million of tax benefit from continuing operations offset, in part, by $0.1 million of tax expenses in the U.S.

As of December 31, 2011, we had an Israeli net operating loss carryforward of approximately $36 million which can be carried forward and offset against taxable income with no expiration date. As of December 31, 2011, our U.S subsidiary had a U.S. net operating loss carryforward for income tax purposes of approximately $2.3 million. The net operating loss carryforward expires within 11 to 15 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. As of December 31, 2011, our European subsidiaries had net operating loss carryforwards for income tax purposes of approximately $2.1 million, which can be carried forward and offset against taxable income with no expiration date.

Income from Discontinued Operations net of taxes. We had income from discontinued operations of $0.6 million for the year ended December 31, 2009, which represented the discharge of a liability associated with our discontinued operations. See “Item 8: Financial Information, A. Consolidated Statements and Other Financial Information, Legal Proceedings”.

Net Income (Loss). As a result of the above-described factors, we recorded net losses of $6.8 million, $10.6 million and $7.0 million in 2011, 2010 and 2009, respectively.

B.           Liquidity and Capital Resources

Since our inception, we have funded operations through the private placement and public offering of equity securities, internal operations, the sale of our traditional market business and, to a lesser extent, borrowings from financial institutions.

As of December 31, 2011, we had $14.1 million of cash and investments, including $0.5 million of restricted cash, $2.9 million of cash and cash equivalents and $10.7 million of marketable securities. Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition. Our marketable securities are available for sale, but may be subject to losses due to fluctuations in the market. During 2011, operating activities used approximately $4.4 million in cash. The major components of this use of cash were our net loss of $6.8 million, offset, in part, by adjustments for non-cash expenses such as $0.4 million for depreciation, $0.3 million for other than temporary loss of marketable securities, and changes in working capital of $1.6 million. The major components of this change in working capital were a decrease in accounts receivable of $1.8 million, reflecting a combination of cash inflow from improved collections and fewer invoices generated as of the end of 2011, a decrease in other current assets of $0.2 million, a decrease in deferred revenues of $0.3 million, and finally a decrease in accrued expenses of $0.2 million, representing cash used to pay off certain liabilities that had been incurred in 2010. Cash provided by investing activities was $1.5 million, including proceeds from the sale of marketable securities of $1.6 million, offset, in part, by purchases of property and equipment of $0.2 million.  We believe that our cash and investments are sufficient to cover our liabilities for the next twelve months.

As of December 31, 2010, we had $18.5 million of cash and investments, including $0.5 million of restricted cash, $5.9 million of cash and cash equivalents and $12.1 million of marketable securities. During 2010, operating activities used approximately $5.0 million in cash. The major components of this use of cash were our net loss of $10.6 million, offset, in part, by adjustments for non-cash expenses such as $0.5 million for depreciation, $0.3 million for stock-based compensation, $3.1 million for goodwill impairment, $0.1 million for accrued interest and amortization of premium on marketable securities, and changes in working capital of $1.6 million. The major components of this change in working capital were $0.8 million for a decrease in other current assets, which represented the prepayment of certain project expenses in 2009 for which we received benefit of cash flow in 2010, $0.9 million for a decrease in accounts receivable, reflecting a combination of cash inflow from improved collections and fewer invoices generated as of the end of 2010, $0.4 million for an increase in deferred revenues, and $0.6 million for a decrease in accrued expenses and accounts payable, representing cash used to pay off certain liabilities incurred in 2009. Cash used in investing activities was $1.6 million in 2010, which included $9.7 million of proceeds from the sale of marketable securities, offset by $11.0 million for purchases of marketable securities, $0.4 million for purchases of property and equipment and $0.1 million for a decrease in restricted cash. Financing activities provided $0.1 million of cash in 2010, reflecting our receipt of cash upon the exercise of stock options.

As of December 31, 2009, we had $23.8 million of cash and investments, including $0.6 million of restricted cash. During 2009, operating activities (including discontinued operations) used approximately $9.3 million of cash, composed of $8.8 million of net cash used in continuing operations and $0.5 million of net cash used by discontinued operation. The major components of cash used in continuing operations were our net loss of $7.6 million from continuing operations, a reduction in payments owed to vendors and employees of $1.5 million, primarily from the payment of accrued severance of $0.6 million and a reduction in deferred revenues of $0.3 million, offset, in part, by decreased spending for prepaid expenses such as insurance expense of $0.2 million, non-cash depreciation of $0.5 million, non-cash expenses for stock compensation related to options in the amount of $0.4 million, and a $0.1 million adjustment for non-cash accrued interest and amortization of premium on marketable securities. The major component of our cash use for discontinued operations was a decrease in accrued liabilities. In 2009, investing activities provided $10.6 million of cash, including $2.6 million of cash from the release of funds held in escrow associated with the disposal of our traditional market business, $21.0 million of proceeds from the sale of marketable securities, offset, in part, by the use of $12.8 million of cash for the purchase of marketable securities and $0.3 million of cash for the purchase of property and equipment in the ordinary course of business. Financing activities provided $0.1 million of cash in 2010, reflecting the receipt of cash upon the exercise of stock options.

In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  See “Item 10.E Taxation” for more information regarding these investments. In 2011 we sold the stock of one such corporation. The proceeds from the sale were $0.4 million, which reflected a gain of $28,000. As of December 31, 2011, the fair value of our remaining investments in these stocks was $10.1 million, representing a $0.6 million unrecognized net gain on investments, after we had previously recorded an other-than-temporary loss of $0.1 million and $0.4 million with respect to these investments during 2010 and 2011. As of March 31, 2012, the fair value of these investments was $9.1 million after we sold shares for $1.0 million in 2012.

Expenditures for property and equipment were approximately $0.2 million, $0.4 million, $0.3 million and $0.04 million for the years ended December 31, 2011, 2010 and 2009, and for the three month period ended March 31, 2012, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations.

Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations, acquisitions and other factors.   We believe our working capital is sufficient for our projected requirements.

Impact of Taxation. Please refer to Items 3.D , 4.B and 10.E for certain information regarding tax benefits in Israel.

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

Our research and development expenses were $2.9 million, $3.5 million and $3.5 million for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, 2010 and 2009, we had 21, 16 and 30 employees engaged in our product development activities, respectively. See “Item 5. Operating and Financial Review and Prospects, A. Operating Results. Restructuring Charges” for disclosure regarding the reduction of our workforce in 2010, which included the elimination of nine research and development positions.

D.           Trend Information

 We believe that our sales cycle for our customer service and support market products might continue to be lengthened due to the reasons discussed in the risk factors referenced below. As a result, we are unable to determine what impact, if any, this may have on our business model.  See “Risk Factors “Our business model is focused on continued growth in a market in which we have only several years of experience and failure to continue our early penetration into this market would negatively impact our results of operations”,  “We do not have a proven business model for the customer services and support market; if our business model is inappropriate for this market and our estimations regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize Jacada Fusion and Jacada WorkSpace, our customer service and support solutions,  may be harmed or we will experience a further delay in generating revenues from these products” and “Global recession and continued credit constraints could adversely affect us” for a discussion of the potential effects of this trend.

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

We anticipate that a large number of our future customer service and support solution deals will continue to involve substantial customization and implementation services of our solutions and that a majority of our revenues will continue to derive from the provision of professional services. If we do not increase the proportion of our total revenue attributable to software license fees or if we do not increase our professional services gross margins we may not be able to achieve or maintain profitability. Our limited experience and knowledge regarding the customer service and support market may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated.  Any such expending of more resources may negatively impact the gross margins for our professional services and our ability to achieve or maintain profitability. See “Risk Factors:  “Our revenues could be adversely affected if we fail to recruit and retain consultants and other technical service personnel”, “A majority of our revenues derives from the provision of professional services” and “Failure to deliver professional services efficiently could negatively impact our gross margins” for a discussion of the potential effects of this trend.

We may continue to be subject to foreign currency risk. Our results of operations are reported in U.S. dollars; however, we expect that a significant portion of our revenues and expenses will continue to be generated and incurred outside of the United States and in currencies other than the U.S Dollar. Depreciation of the Euro or the English Pound against the U.S. dollar will have the effect of reducing our U.S. dollar revenues from transactions recorded in these currencies. Additionally, fluctuations in the U.S. dollar against the New Israeli Shekel (NIS), English Pound or Euro exchange rate will have the effect of impacting the U.S. dollar cost of our operations in Israel, in the UK or in European countries as applicable. As a result, we may be subject to the effects of foreign currency exchange fluctuations. See “Risk Factor: Exchange rate fluctuations between the dollar and other currencies may negatively affect our results of operation” for a discussion of the potential effects of this trend.

Our backlog has been decreasing and may continue to decrease if we do not maintain or increase the number of our transactions. See: “Item 5: Operating and Financial Review and Prospects. A. Operating Results, Revenues and Cost of Revenues” for further disclosure regarding our revenue recognition policies. Reduced backlog means that we will be more dependent on signing new transactions in 2012 in order to generate revenues.  See “Risk Factor: Our revenues may decline if we do not increase the number of transactions we enter into in 2012” for a discussion of the potential effects of this trend.

In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  See “Item 10E: Taxation” for more information regarding these investments. See also “Risk Factor: Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio”. These investments in common stock are subject to risks associated with stock market investments and the risks associated with each particular company whose common stock we hold. If we need to liquidate some or all of those investments in order to access cash, we may be forced to sell them at a loss.

E.           Off-balance sheet arrangements. We are not party to any off-balance sheet arrangements. See “Item 4.b: Material Effects of Government Regulation in Israel”.

F.           Tabular Disclosure of Contractual Obligations.  The following table summarizes our contractual obligations and commercial commitments as of December 31, 2011:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facilities*	$530	$471	$59	--	-
Severance pay**	$400	-	-	-	-

*On February 7, 2012 we signed a new lease agreement for our US offices. The lease is for 5 years with a total cost of approximately $1.0 million The lease payments are as follows: 2012 $49,000; 2013 $116,000; 2014 $204,000; 2015 $209,000; 2016 $214,000; 2017 $220,000; and 2018 $37,000.
**Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. For employees whose employment commencement date is prior to January 1, 2005 these obligations are payable only upon the termination of the respective employees. However, while this amount may be reduced upon voluntary termination by an employee, it is not our general practice to reduce the amounts of severance payments in cases of voluntary termination. As of December 31, 2011, we had $0.2 million in our severance pay funds, which will be used to satisfy a portion of our obligations.

G.           Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. These statements include all statements that are not statements of historical facts regarding the intent, belief, or current expectations of our company, our directors or our officers with respect to, among other things:  (i) our financing plans; (ii) trends affecting our financial condition or results of operations; and (iii) our growth strategy and operating strategy (including the development of its products and services).  The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions or variations thereof are intended to identify forward-looking statements.  Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond our ability to control and that actual results may differ materially from those in the forward-looking statements as a result of various factors and other information contained in this Annual Report, including the performance and continued acceptance of our products, general economic conditions and other risk factors identified under the heading “Risk Factors”.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth certain information regarding our executive officers and directors as of April 15, 2012:

Name	Age	Position
Gideon Hollander(1)	47	Chief Executive Officer and Chairman of the Board of Directors
Caroline Cronin	41	Chief Financial Officer
Yossie Hollander	54	Director
Ohad Zuckerman(2)(1)	47	Director
Gittit Guberman(2)	56	Director
Avner Atsmon(2)	49	Director

(1)           Member of the Options Committee
(2)           Member of the Audit Committee

Gideon Hollander was a co-founder of Jacada in 1990. Mr. Hollander has been the active Chairman of our Board of Directors since February 2012 and our Chief Executive Officer since August 2011 (having shared the latter position, in the capacity of co-Chief Executive Officer, from August 2011 to March 2012, before being named sole Chief Executive Officer effective as of April 2012). Mr. Hollander also previously served as our Chief Executive Officer from 1990 to December 2007 and our Chairman of our Board of Directors from January 2008 to August 2011, participating in an active role in the latter capacity from January 2011 to August 2011. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations.  Gideon Hollander is Yossie Hollander’s brother.

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

Ohad Zuckerman has served as a director since December 2000.  Mr. Zuckerman is the CEO of UniVerve Ltd., a renewable energy group, specializing in Waste-to-Energy and Microalgae-to-Biofuel. Between January 2000 and March 2008 Mr. Zuckerman served as the President & CEO of Zeraim Gedera Ltd., an agricultural company which specializes in breeding of vegetable varieties as well as in production and marketing to the seeds of such varieties worldwide. Prior to this position Mr. Zuckerman served as Zeraim Gedera's Executive Vice President between 1998-2000 and as its Marketing Manager between 1990-1998.  Between 1998 and 2002, Mr. Zuckerman served as a member of the board of directors at Maximal Innovative Intelligence Ltd., a provider of software for extracting information from data warehouses, which was sold to Microsoft.

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

B.           Compensation

The aggregate remuneration that we paid for the year ended December 31, 2011 to all executive officers and directors as a group (including amounts paid in 2011 to our former co-Chief Executive Officer) was $1.3 million in salaries, fees, commissions and bonuses. Certain members of executive management participate in a bonus plan whereby bonuses may be paid upon the achievement of certain revenue or operating income targets. Since August 2008, each our directors has received annual compensation of NIS 42,600 (approximately $11,000), plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended.  In addition, all directors are entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as board members, including attending board of directors meetings.  Directors also receive options to purchase our ordinary shares.

Mr. Gideon Hollander, our Chief Executive Officer and active Chairman of the Board, receives, effective as of January 2011,  a monthly fee of NIS 83,333 (equal to approximately $22,000 based on the current rate of exchange between the New Israeli Shekel and US Dollars) as total consideration for his services to our company. In addition Mr. Hollander received, in February 2012, a one-time bonus in an amount of NIS125,000 (equal to approximately $33,000 based on the current rate of exchange between the New Israeli Shekel and US Dollars) in respect of his services to our company since the start of 2011.

As of April 15, 2012 options to purchase 212,500 ordinary shares granted to our directors and executive officers (8 persons) under our option plans were outstanding. The weighted average exercise price of these options was $8.30 per share ranging from $2.50 to $16.36, and the expiration dates of the options range from June 5, 2012 to July 7, 2018.

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

At our annual meeting in August 2004, our shareholders voted to fix the number of directors at six directors. We currently have only five directors. In accordance with the terms of our articles of association, the board of directors is divided into four classes, with the following terms of office:

•	Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2012;

•	Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2013;

•	Class III directors, whose terms expire at the annual meeting of shareholders to be held in 2014; and

•	A class of directors whose terms expire after one year, at each annual meeting of shareholders.

Our Class I directors are Avner Atsmon and Ohad Zuckerman.  Our Class II director is Gittit Guberman.  Our Class III directors are Gideon Hollander and Yossie Hollander.  We do not currently have a director whose term expires annually.

At each annual meeting of shareholders, the successors to directors whose terms will then expire are elected to serve from the time of election and qualification until the third annual meeting following the election, other than the class of directors whose terms expire after one year. Any additional directorships resulting from an increase in the number of directors will be distributed among the four classes. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company.

Directors may be removed at any time by the holders of 75% of the voting power at a general meeting of shareholders.  Shareholders may, by a majority vote (Ordinary Resolution), elect a director to fill a vacancy caused by such a removal.  If the shareholders do not elect a director to fill such vacancy within 30 days after the removal of the incumbent director, the board of directors may also elect a director to fill such vacancy.  Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until such director’s successor is elected and qualified.

We do not have service contracts with any of our directors, other than with Gideon Hollander, our Chief Executive Officer and active Chairman of the Board, that provides for benefits upon termination of employment.

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

Board Committees

Audit Committee

Under the Companies Law, the board of directors of a public company such as ours must appoint an audit committee. The audit committee must consist of at least three members, and include the two external directors whom we are also required to appoint pursuant to Israeli law. Neither the chairman of the board of directors, directors employed by us or granting services to us on a permanent basis, nor any controlling shareholder or any relative of a controlling shareholder may serve on the audit committee.

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

Under the Companies Law, our audit committee is responsible for (i) determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices, (ii) determining whether to approve certain related party transactions (including compensation of office holders or transactions in which an office holder has a personal interest and whether such transaction is material), (iii) where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board and propose amendments thereto, (iv) examining our internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (v) examining the scope of our auditor's work and compensation and submitting a recommendation with respect thereto to our board or shareholders, depending on which of them is considering the appointment of our auditor and (vi) establishing procedures for the handling of employees' complaints as to the management of our business and the protection to be provided to such employees.  In compliance with new regulations under the Companies Law, our audit committee also approves our financial statements, thereby fulfilling the requirement that a board committee provide such approval.  Our audit committee may not approve an action or a related party transaction, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one an external director.

Our board of directors is also required to appoint an audit committee pursuant to the listing requirements of the NASDAQ Global Market, under which the audit committee must consist of at least three directors, each of whom must be independent (as defined in Rule 10A-3 under the Exchange Act and in the NASDAQ Listing Rules).

Pursuant to the requirements of each of the Companies Law, Exchange Act and NASDAQ Listing Rules, we have appointed an audit committee, consisting of three members, each of whom meets the independence requirements of the Exchange Act and the NASDAQ Listing Rules and is considered an unaffiliated director under the Companies Law. The current members of the audit committee are Ohad Zuckerman, Avner Atsmon and Gittit Guberman.

In addition, the Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. We have appointed Mr. Doron Cohen from Fahn Kanne Control Management Ltd. to serve as our internal auditor.

Options Committee

Our board of directors has appointed an options committee, which bears the responsibilities related to granting of options under our stock options plans in accordance with policies determined by our board of directors.

The current members of the options committee are Gideon Hollander and Ohad Zuckerman.

External Directors

Under the Companies Law, the boards of directors of companies whose shares are publicly traded, including companies with shares listed on the NASDAQ Global Market, are required to include at least two members who qualify as external directors.

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

After an initial term of three years, external directors may be reelected to serve in that capacity for up to two additional three year terms, provided that either (i) his or her service for each such additional term is recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent (2%) of the aggregate voting rights in the company; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above).  The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above).  Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

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

Ohad Zuckerman, Avner Atsmon and Gittit Guberman currently serve as our external directors.

Nominating Committee  – Exemption

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the NASDAQ Listing Rule that requires that the board nominations process be determined by a wholly independent nominating committee or by a majority of the independent members of the board of directors.  We furthermore need not comply with the NASDAQ requirement to adopt a formal written charter or board resolution addressing the board nominations process. Under the Companies Law, the nominations process is conducted by the full board of directors, and there is no requirement to adopt a formal written charter or board resolution addressing a company’s nomination process.

Compensation Committee – Exemption

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the NASDAQ rule that requires that the compensation of the chief executive officer and all other executive officers of the company be determined, or recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee comprised solely of independent directors. Under the Companies Law, the compensation of such officers is approved by the audit committee (or, in lieu thereof, by a compensation committee meeting the requirements of the audit committee under the Companies Law, as described above under “—Board Committees— Audit Committee”) and by the full board of directors, and there is no requirement for a recommendation or determination by independent directors or a compensation committee.

D.           Employees

As of December 31, 2011, we had 31 employees in Israel, 42 in the United States and 22 in Europe. Of our 95 employees, 21 were engaged in research and development, 15 in sales, marketing and business development, 42 in professional services and technical support and 17 in finance, administration and operations.  With respect to our Israeli and European employees, we are subject to local labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay, termination of employment procedures and other conditions of employment.

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

The following tables set forth as of the end of each of the last three fiscal years, the number of our employees, categorized by activity and geographic location:

As of December 31,	2011	2010	2009

Research and Development	21	16	30
Marketing, Sales, Services and Customer Support	57	60	80
Administration Management and Information Systems	17	20	26
Total	95	96	136

As of December 31,	2011	2010	2009

Israel	31	28	49
United States	42	43	59
Europe	22	25	28
Total	95	96	136

E.           Share Ownership

Other then Gideon Hollander and Yossie Hollander, whose shareholdings are described in Item 7 below, none of our officers and directors owns in excess of one percent of our outstanding ordinary shares.

Option Plans

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

As of December 31, 2011, 649,551 ordinary shares were available for future grants under these option plans to be granted to officers, directors, employees and consultants. As of December 31, 2011, options to purchase 480,114 ordinary shares were outstanding under the option plans. As of December 31, 2011, the weighted average exercise price of options outstanding under our option plans is $9.45. Our option plans are administered by our board of directors and the options committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants. In addition, pursuant to the option plans, the exercise price of options shall be determined by our board of directors or our options committee but may not be less than the par value of the ordinary shares and is typically the fair market value on the date of grant.  The vesting schedule of the options is also determined by our board of directors or our options committee but generally the options vest over a four year period.  Generally, options granted under the option plans are exercisable until seven to ten years from the date of the grant.  The 1999 Option Plan expired on December 31, 2009. The 2003 Share Option Plan will expire on December 31, 2012.

As of April 15, 2012 options to purchase 212,500 ordinary shares granted to our directors and executive officers (8 persons) under our option plans were outstanding. The weighted average exercise price of these options was $8.30 per share ranging from $2.50 to $16.36, and the expiration dates of the options range from June 5, 2012 to July 7, 2018.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth, to the best of our knowledge, as of April 15, 2012, those shareholders that own 5% or more of our capital stock and officers that own 1% or more of our capital stock.

Name of Beneficial Owner	Number of Shares Owned	Percentage*
Yossie Hollander (1)	546,003	13.06%
Gideon Hollander (2)	453,747	10.75%
New Resources (3)	230,000	5.53%
Gunar Anstalt (4)	223,750	5.38%
Lloyd I. Miller, III (5)	462,853	11.13%

*
During 2008 we purchased a total of 1,111,796 of our ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by us. The shares we repurchased are held by us as treasury shares. Under the Companies Law, for so long as such treasury shares are owned by us, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders. The shareholding percentage information in this table and the financial information provided in this annual report do not consider these treasury shares as part of our issued and outstanding share capital.

(1)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander.  Represents 325,320 ordinary shares owned individually by Mr. Hollander, 75,668 ordinary shares owned by Mr. Hollander’s spouse and 125,015 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein.  Includes 20,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares and an aggregate of 387,400 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests.  Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts.  Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported.  The address of Mr. Hollander is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346.

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

(4)
Based on a Schedule 13G filed with the Commission on February 23, 2010.  We make no representation as to the accuracy or completeness of the information reported. Gunar Anstalt’s address is AeuleStrasse 5, FL-9490 Vaduz, Liechtenstein.

(5)
Based on a Schedule 13G filed with the Commission on February 28, 2012. The Company makes no representation as to the accuracy or completeness of the information reported. Mr. Miller’s address is 4550 Gordon Drive, Naples, Florida 34102.

The shareholders that own 5% or more of our capital stock do not have different voting rights.

Mr. Miller became a major shareholder (a shareholder owing greater than 5% of our capital stock) during 2011. In addition, in 2009 and 2010, KVO Capital Management, LLC and Emancipation Capital, LP each owned greater than 5% of our capital stock. As of 2011, both groups now own less than 5% of our capital stock.

Based on information available to us, as of March 31, 2012, there were 54 record holders of our shares in the United States, which held, in the aggregate, approximately 67% of the outstanding shares as of such date. To our knowledge, no corporation, foreign government or other natural or legal person directly or indirectly controls Jacada.

B.           Related Party Transactions

As of August 2008 our directors each receive annual compensation of NIS 42,600 (approximately $11,000) plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended.  In addition, Mr. Gideon Hollander, our Chief Executive Officer and active Chairman of our Board of Directors has received, and continues to receive, compensation for his services in various capacities to our company.  See “Item 6: Directors, Senior Management and Employees” for a description of the compensation payable to our directors and Mr. Hollander.

C.           Interests of Expert and Counsel

Not applicable.

Item 8: FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Export Sales

We generated $5.9 million, constituting approximately 47% of our revenues, in North America and $6.3 million, constituting approximately 51% of our total revenues, in Europe through wholly owned subsidiaries during the year ended December 31, 2011. Our export sales consist mainly of intercompany transactions with our subsidiaries.

Legal Proceedings

We are, from time to time, a party to legal or arbitration proceedings that are incidental to our business, none of which we believe is likely to have a significant effect on our financial position or profitability.

Dividend Policy

Our policy has been not to pay dividends. See “Item 10.B Memorandum and Articles of Association” for disclosure regarding the procedures for dividend distributions.

B.           Significant Changes

Other than as may be described elsewhere in this annual report, no significant change has occurred with respect to our company since the date of the annual financial statements included in this annual report.

Item 9: THE OFFER AND LISTING

A.           Offer and Listing Details

Share History

Our ordinary shares are quoted on the NASDAQ Global Market under the symbol “JCDA”. Until October 2011, our ordinary shares were also quoted on the Tel Aviv Stock Exchange (“TASE”) under the same symbol or its Hebrew equivalent.

The following tables present the high and low market prices on the NASDAQ Global Market of our ordinary shares for the indicated fiscal years, fiscal quarters and months. Trading in our shares on the NASDAQ commenced on October 14, 1999.

Year	High	Low

2007	17.08	9.84
2008	16.28	8.12
2009	13.28	4.96
2010	8.32	3.20
2011	4.2	1.69

Fiscal Quarter	High	Low
01/01/10 – 03/31/10	6.80	5.28
04/01/10 – 06/30/10	8.32	3.72
07/01/10 – 09/30/10	4.72	3.20
10/01/10 – 12/31/10	5.80	3.71
01/01/11 – 03/31/11	4.2	3.33
04/01/11 – 06/30/11	3.62	2.21
07/01/11 – 09/30/11	2.57	2.06
10/01/11 – 12/31/11	2.35	1.69

Month	High	Low
10/2011	2.35	2.1
11/2011	2.26	1.81
12/2011	1.99	1.69
01/2012	2.0	1.72
02/2012	1.94	1.72
03/2012	1.89	1.72

The following tables present the high and low market prices on the TASE of our ordinary shares for the indicated fiscal years, fiscal quarters and months.  Trading in our shares on the TASE commenced on June 18, 2001 and terminated on October 9, 2011. Share prices in the TASE are denominated in New Israeli Shekels (NIS). The following prices are denominated in U.S. dollars in accordance with the applicable exchange rate between the U.S. dollar and the NIS.

Year	High	Low
2007	17.52	9.92
2008	16.80	8.96
2009	14.80	4.88
2010	6.74	3.37
2011 (through October 9, 2011)	4.24	1.97

Fiscal Quarter	High	Low
01/01/10 – 03/31/10	6.74	5.55
04/01/10 – 06/30/10	6.74	3.82
07/01/10 – 09/30/10	4.30	3.37
10/01/10 – 12/31/10	5.45	3.81
01/01/11 – 03/31/11	4.24	3.39
04/01/11 – 06/30/11	3.69	2.34
07/01/11 – 09/30/11	2.60	1.97
10/01/11 – 12/31/11 (through 10/9/2011 only)	2.20	2.00

B.	Plan of distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the NASDAQ Global Market under the symbol “JCDA”.

D.           Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.            Expenses of the Issue

Not applicable.

Item 10: ADDITIONAL INFORMATION

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

For a copy of our Memorandum of Association and our Articles of Association, see Item 19, Exhibits 1.1 and 1.2 which have been incorporated by reference as part of this Annual Report from our Registration Statement on Form F-1, File No. 333-10882, as well as Exhibit 1.3 (incorporated by reference to Exhibit 1.3 to our Annual Report on Form 20-F for the year ended December 31, 2003), Exhibit 1.4 (incorporated by reference to Exhibit 1.4 to our Annual Report on Form 20-F for the year ended December 31, 2004) and Exhibit 1.5 (incorporated by reference to Exhibit 1.5 to our Annual Report on Form 20-F for the year ended December 31, 2010). In addition, because we are an Israeli company, we are governed by the provisions of the Companies Law, which are described below, and by our governing documents.

Objects and Purposes

           The objects and purposes of our company appear in our Memorandum of Association and include: engaging in all businesses of trade, finance, import, export, distribution, services, economic initiatives and capital investments; engaging in production, processing and development of any kind; engaging in any activities of initiators, founders, and managers of plants, companies, corporations, and real estate; serving as brokers and agents for any person, business or corporation in Israel and abroad; and engaging in research, exploration, and development.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders (as defined above under “Item 6.C: Board Practices—External Directors”) owe to a company.  Each person listed in the table under “Item 6. Directors, Senior Management and Employees” is an office holder under the Israeli Companies Law.

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

Disclosure of Personal Interests of Controlling Shareholders

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to office holders also apply to a controlling shareholder of a public company.  In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes any shareholder who holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights.  Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be a single shareholder and may be deemed a controlling shareholder for the purpose of approving such transaction.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or a transaction with a controlling shareholder or his or her relative, directly or indirectly, and the terms of engagement and compensation of a controlling shareholder who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order.  In addition, the shareholder approval must fulfill one of the following requirements:

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

Our articles of association, as amended, provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of all or part of the liability of any of our office holders with respect to:

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

The Companies Law also provides that the acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company.  The rule does not apply if there already is another 25% shareholder of the company.  Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would acquire greater than 45% of the company’s outstanding shares, unless there already is another greater-than-45% shareholder of the company.

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

Our articles contain provisions which could delay, defer or prevent a change in our control.  These provisions include the staggered board provisions of our articles described above under Item 6.C.

Changes in Capital

Our articles enable us to increase our share capital.  Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution passed by a majority of the holders of at least 75% of our shares represented, in person or by proxy, at a general meeting voting on such change in the capital.  Our articles differ from the Companies Law in this respect, as under the law changes in capital require approval only by a majority of the voting power of a company represented at the relevant shareholders meeting and voting thereon.

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

Nonresidents of Israel may freely hold and trade our securities.  Neither our Memorandum of Association nor our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by nonresidents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel.  Israeli residents are permitted to purchase our ordinary shares.

E.           Taxation

The following discussion sets forth the material United States and Israeli tax consequences of the ownership of ordinary shares by a holder that holds our ordinary shares, as capital assets.

The following discussion does not address the tax consequences to holders of ordinary shares to which special tax rules may apply, such as tax-exem pt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of our voting stock, holders that hold ordinary shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency is not the U.S. dollar.  This discussion also does not apply to holders who acquired their ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.  This discussion is based on the tax laws of Israel and the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, as well as the Income Tax Treaty between the United States of America and Israel, as amended, which we refer to as the Treaty, all of which are subject to change or change in interpretation, possibly with retroactive effect.

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

For certain non-corporate U.S. Holders, subject to the discussion below under “Passive Foreign Investment Company Rules” (which we refer to as the PFIC discussion), for taxable years before January 1, 2011, a dividend paid by us to certain shareholders will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust and (c) such dividend is paid on our shares that have been held by such U.S. Holder for more than 60 days during the 120-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Share will not be entitled to receive such dividend).  Generally, we may be considered a “qualified foreign corporation,” or a QFC, if we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program that the IRS determines is satisfactory. However, even we are so eligible, we will not be treated as a QFC if we were a PFIC for the taxable year during which we paid a dividend or for the preceding taxable year.  See the discussion below as to PFIC status.

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

Passive Foreign Investment Company Rules

We believe that we are not a passive foreign investment company, or a PFIC, for United States federal income tax purposes, and we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, but we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination.  Ultimately, our status is a factual determination made annually and may be subject to change.  A U.S. Holder may have less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our shares if we are deemed a PFIC, unless such U.S. Holder makes certain elections which may have additional tax consequences, as described below.  Making these elections or “protective” elections may be particularly relevant this year given that our PFIC status for 2009, 2010 and 2011 depends on each of our non-PFIC status for all years prior to 2009, our not being a PFIC in both 2010 and 2011, and a favorable determination by the IRS as to the status of our ordinary shares as non-passive assets, as described below.

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

In 2009, we held passive assets in an amount that could have caused us to become a PFIC, absent a specific exemption on which we are relied.  This exemption generally required or requires that we meet all of the following conditions: (i) we were never a PFIC in any taxable year prior to 2009; (ii) it is established to the satisfaction of the Internal Revenue Service, or IRS, that (a) substantially all of our passive income in 2009 was attributable to proceeds from the disposition of one or more active trades or businesses, and (b) we will not be a PFIC in 2010 or 2011; and (iii) we in fact are or will not be a PFIC in 2010 or 2011.  We believe that we met and continue to meet the conditions to this exemption as described above.  For 2010 and 2011, we passed both the Income Test and the Asset Test, as calculated using the “Domestic Look-through Rule” discussed below, and were therefore not considered a PFIC in 2010 or in 2011. However, should the IRS determine that, in its opinion, the “Domestic Look-through Rule” has been improperly applied, we will have failed the Income Test and Asset Test and would be considered a PFIC. Since this exemption can be failed by our improperly applying the “Domestic Look-through Rule”, U.S. Holders should consider making one of the elections, including “protective” elections, described below.

In 2010, we invested $9.9 million of our cash in the common stock of various U.S. corporations. We believe that under the “Domestic Look-through Rule” of Section 1298(b)(7) of the Internal Revenue Code, these stocks are considered a non-passive asset for purposes of the Asset Test described above. As a result, we were in compliance with the Income Test and Asset Test in 2010 and 2011 and were not considered a PFIC. However, should the IRS determine that, in its opinion, these common stocks are a passive asset, we will have failed the Income Test and Asset Test and would be considered a PFIC.

Based on the active nature of our assets and income and the specific exemption described above, we do not believe that we have been a PFIC for the tax years through and ending December 31, 2011.  However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of such test to us.  In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC.  For example, the sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test.  Fluctuation in the market price of our shares may also impact the application of such test.

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

Taxation of U.S. Holders of PFIC Shares Generally

If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held our ordinary shares and such holder failed to make either a “QEF election” or a “mark-to-market election” (each as described below), then the following would apply to the U.S. Holder:

•
gain recognized by the U.S. Holder upon the disposition of, as well as income recognized upon receiving excess distributions on, our ordinary shares would be taxable as ordinary income (“excess distributions” are the portion of any distributions received in a taxable year in excess of 125% of the average annual distributions received in the three preceding taxable years, or, if shorter, during the U.S. Holder's holding period for our ordinary shares);

•	the U.S. Holder would be required to allocate such excess distribution income and/or disposition gain ratably over such holder's entire holding period for our ordinary shares;

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

•
any U.S. Holder who acquired our ordinary shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to the fair market value of such shares. Instead, such U.S. Holder beneficiary would have a tax basis equal to the decedent's basis, if lower.

A determination as to a corporation's PFIC status is made annually.  However, a determination that a corporation is a PFIC for any taxable year generally will cause the PFIC status to continue to apply during all future years with respect to U.S. Holders who hold the corporation's shares during the year in which the determination was made and who did not timely make a QEF election or mark-to-market election (each as described below) for the first tax year in which such U.S. Holder owned the shares and the corporation was a PFIC.  This PFIC treatment will continue to apply even if the corporation actually ceases to be a PFIC in later years.  However, once a corporation's PFIC status ceases, a U.S. Holder may avoid some of the adverse consequences of the PFIC regime by making a deemed sale election with respect to the subject shares.  In such case, the U.S. Holder will be treated as if it had sold the subject shares for their fair market value on the last day of the taxable year and will recognize gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions described above.  Thereafter, the U.S. Holder's interest will be treated as an interest in a non-PFIC.

Taxation of U.S. Holders of PFIC Shares Making Timely QEF Election

In order to avoid some of the adverse consequences resultant from our being deemed a PFIC, a U.S. Holder that holds our ordinary shares may elect to have us treated, with respect to that person, as a “Qualified Electing Fund” or QEF.  We refer to such election as a “QEF Election” and to a U.S. Holder who makes such QEF election as an “Electing Shareholder.” The QEF Election applies to all ordinary shares that the Electing Shareholder held or subsequently acquired and can only be revoked with consent of the IRS.  The QEF Election must be made on or before the due date (after taking into account extensions) for the Electing Shareholder's tax return for the taxable year for which the election is made and, once made, will be effective for all subsequent taxable years of such person unless revoked.

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

A primary advantage of a QEF election relates to treatment of gain upon disposition of ordinary shares.  So long as an Electing Shareholder's QEF election is in effect with respect to the entire holding period for its ordinary shares, any gain or loss realized by such shareholder on the sale or exchange of such ordinary shares held as capital assets ordinarily would be a capital gain or loss and taxable to such shareholder in the same manner as if the shares were not shares in a PFIC.

Even if it is not made in a timely fashion, a QEF election can still be made together with a deemed sale election or “purging election” for the same taxable year. If a purging election is made, the U.S. Holder will be treated as if it had sold our ordinary shares for their fair market value on the last day of the taxable year and will recognize gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions described above. Thereafter, the U.S. Holder's interest will be treated as an interest in a QEF.

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

As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by a U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”). As a result of a mark-to-market election, in any taxable year in which we are a PFIC, a U.S. Holder would generally be required to report gain or loss annually to the extent of the difference between the fair market value of our ordinary shares at the end of the taxable year and such U.S. Holder's adjusted tax basis in our ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of ordinary shares, generally would be treated as ordinary loss to the extent of the cumulative net mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. The U.S. Holder's tax basis in the ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election.

Unless either (i) the mark-to-market election is made with respect to the taxable year in which the U.S. Holder's holding period for the ordinary shares commences or (ii) a QEF election has been in effect for such person's entire holding period, any mark-to-market gain for the election year generally will be subject to the general rules applicable to the disposition of shares of a PFIC, discussed above.

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

General Corporate Tax Structure

Israeli companies were subject to “Corporate Tax” on their taxable income at the rate of 24% for the 2011 tax year. Under previous legislation, the tax rate was scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. Recently, the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 2011, or the Tax Burden Law, was published by the Israeli Knesset. The Tax Burden Law canceled the scheduled progressive reduction of the corporate tax rate and instead fixed the corporate tax rate at 25% from 2012 and onwards.  However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as discussed further below) may be considerably less.

        Beginning as of 2010, Israeli companies are subject to regular corporate tax rate for their capital gains.  In 2009, Israeli companies were generally subject to capital gains tax at a rate of 25% for such gains (other than capital gains from the sale of listed securities derived by companies with respect to which the provisions of Section 6 of the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985, or the Inflationary Adjustments Law, or the provisions of Section 130A of the Income Tax Ordinance, 1961, or the Ordinance, applied immediately before the 2006 tax reform came into force, which were instead subject to the regular corporate tax rate).

        Foreign Exchange Regulations

        Israeli companies may calculate their tax liability in US dollars according to certain orders. The tax liability, as calculated in US dollars is translated into NIS according to the exchange rate as of December 31st of each year.

        Commencing with taxable year 2003, we have elected to measure our results for tax purposes in U.S. dollars, according to the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. We believe that we meet the necessary conditions and as such, continue to measure our results for tax purposes based on the U.S. dollar.

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

The Capital Investments Law was significantly amended effective April 1, 2005 (which we refer to as the 2005 Amendment), and as of January 1, 2011 (which we refer to as the 2011 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Capital Investments Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Capital Investments Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Capital Investments Law prior to the 2011 Amendment.  However, companies entitled to benefits under the Capital Investments Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and elect the benefits of the 2011 Amendment.

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

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate under an applicable tax treaty. This withholding tax is deductible at source by the company. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After such period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply. Under the Capital Investments Law, a company that has elected the Alternative Benefits Program is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends. In addition, a company that pays a dividend out of tax-exempt income generated by its Approved Enterprise will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect such tax) at the rate which would have been applicable to such income had such income not been exempted from tax under the Capital Investment Law. This rate generally ranges from 10% to 25%, depending on the extent of non-Israeli shareholdings in the company.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Ordinance, came into effect (which we refer to as the Transfer Pricing Regulations). Section 85A of the Tax Ordinance and the Transfer Pricing Regulations generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. We applied Section 85A to the Income Tax Regulations on all cross-border transactions carried out with our related parties.

Taxation of our non-Israeli shareholders

Taxation of Non-Israeli shareholders on receipt of dividends.  Non-residents of Israel (whether individuals or corporations) are subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20% in 2011 (25% if the dividend recipient is a “substantial shareholder” at the time of distribution or any time during the 12-month period preceding such distribution) or 25% in 2012 (30% if the dividend recipient is a substantial shareholder), unless a reduced rate is provided under a tax treaty between Israel and the shareholder’s country of residence. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. However, distribution of dividends from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise is subject to Israeli income tax at a rate of 15%, unless a reduced tax rate is provided under an applicable tax treaty.

For example, under the Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our approved enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Furthermore, dividends paid from income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject, under certain conditions, to withholding at the rate of 15%. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel. U.S. residents who are subject to the Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

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

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.  For example, under the Treaty, the sale, exchange or disposition of our ordinary shares by a person who (i) holds the ordinary shares as a capital asset; (ii) qualifies as a resident of the United States within the meaning of the Treaty; and (iii) is entitled to claim the benefits afforded to such resident by the Treaty (called a “Treaty U.S. Resident”) will generally be exempt from Israeli capital gains tax.  Such exemption will not apply if (i) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (ii) such Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (iii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, a sale, exchange or disposition of our ordinary shares would be subject to such Israeli tax, to the extent applicable; however, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

F.            Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are currently subject to the information and periodic reporting requirements of the Exchange, and file periodic reports and other information with the Securities and Exchange Commission, or the SEC, through its electronic data gathering, analysis and retrieval (EDGAR) system.  Our securities filings, including this Annual Report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the SEC located at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and the SEC’s regional offices located in New York, New York and Chicago, Illinois.  Copies of all or any part of our Annual Report or other filings may be obtained from these offices after payment of fees required by the SEC.  Please call the SEC at 1-800-SEC-0330 for further information.  The SEC also maintains a website at http://www.sec.gov from which certain EDGAR filings may be accessed.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act prescribing the furnishing and content of proxy statements to our shareholders.  In addition, our directors, executive officers and 10% shareholders are also exempt from the short-swing profit recovery and disclosure regime under Section 16 of the Exchange Act.

I.            Subsidiary Information

Not applicable.

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our results of operations are reported in U.S. dollars; however, a significant portion of our revenues and expenses in 2011 were generated and incurred outside of the United States and in currencies other than the U.S dollar, particularly in NIS, English Pounds and Euros. As a result, we are subject to foreign currency risk. Our sales in Europe and in the UK and our expenses in Israel, Europe and the UK are recorded in local currencies which exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar. Fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on future cash flows from certain NIS-denominated expenses. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements.  As of December 31, 2011, we had forward contracts to sell $1,517,411 for a total amount of NIS 5,798,028 that matures prior to December 1, 2012.

The table below details the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as of December 31, 2011 and is presented in U.S. dollars (in thousands).

	Cross Currency	Notional Amount	Fair Value
Foreign contracts to hedge payroll expenses	New Israeli Shekel	1,502	(78)

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

The table below details the net balance sheet exposures in currencies other than the functional currency, by geography, as of December 31, 2011. All data in the table have been converted to U.S. dollar equivalents (in thousands):

	Euro	New Israeli Shekel	Total
Israel	(6)	(61)	(67)
Sweden	(23)	-	(23)

We invest our cash, cash equivalents and marketable securities in a variety of investment vehicles in a number of countries with and in the custody of financial institutions with high credit ratings. In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  See “Item 10E Taxation” for more information regarding these investments. See also “Risk Factor: Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio.” While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, limit stock markets risk and only invest in what we view as high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial and stock marketplace, which can all affect the income that we receive, the value of our investments, and our ability to sell them.  We believe that our marketable securities are carried at fair value. The fair value of our marketable securities as of December 31, 2011 was $10.7 million and the fair value of our marketable securities as of March 31, 2012 was $ 9.6 million. However, over time, the economic and market environment may provide additional insight regarding the fair value of certain securities which could cause us to change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. Given the current market conditions, there is continuing risk that further declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses. See “Risk Factor: Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio”.

The table below details the fair value of marketable securities, which are subject to risk of changes in interest rates, segregated by maturity dates. The data is as of December 31, 2011 and is presented in U.S. dollars (in thousands).

	Estimated Fair Value
	Up to 1 year	1-3 years	Total
Corporate debentures	560	-	560

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                None.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

During 2010, our shareholders authorized our management to effect a reverse stock split with respect to our share capital at a ratio of one (1) for four (4). The financial and shareholders information provided under this annual report reflects such reverse split.  The reverse stock split did not change the rights of holders of any of our registered securities.

The effective date of the registration statement (No. 333-10882) for our initial public offering of our ordinary shares, par value NIS 0.04 per share, was October 14, 1999. The offering commenced on October 20, 1999, and terminated after the sale of all the securities registered. The managing underwriter of the offering was Lehman Brothers. We registered 1,293,750 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriters’ over-allotment option. We sold 1,293,750 ordinary shares at an aggregate offering price of $56,925,000 ($44.00 per share).  Under the terms of the offering, we incurred underwriting discounts of $3,984,750. We also incurred expenses of $2,769,250 in connection with the offering.  None of these amounts was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owing ten percent or more of any class of our equity securities, or to any of our affiliates.

The net proceeds that we received as a result of the offering were $50,568,390.  Through December 31, 2011, the net proceeds have been used to invest in a variety of financial instruments and for general corporate purposes.  A portion of the proceeds, $6.9 million, was used in August 2001 to purchase certain assets of Propelis Software, Inc., a business unit of Computer Network Technology Corporation.  During 2008 we used a portion of the proceeds from our initial public offering to repurchase 1,111,796 of our ordinary shares pursuant to a share repurchase program as well as for a self tender offer conducted by us in which we expended a total of $17.9 million, including related expenses.  None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15: CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act) as of December 31, 2011, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2011. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2011, our internal control over financial reporting is effective. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) Attestation Report of the Registered Public Accounting Firm – Not applicable.

(d) Changes in Internal Control over Financial Reporting. Based on the evaluation conducted by our management, with the participation of our chief executive officer and chief financial officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2011, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

At our annual shareholders meeting in October 2010, the shareholders elected Ms. Gittit Guberman to our board of directors as an external director to serve for a three years term. Our board of directors has determined that Ms. Guberman qualifies as an audit committee financial expert, and appointed Ms. Guberman to serve on the audit committee. Ms. Guberman also meets the definition of an “independent” director under the NASDAQ Listing Rules.

Item 16B: CODE OF ETHICS

In March 2003, our board of directors adopted a Code of Ethics, or the Code, applicable to, among other people, our principal executive officer, principal financial officer and principal accounting officer or controller (or persons performing similar functions).  The Code was filed as Exhibit 11 to our Annual Report for the year ended December 31, 2003 and is incorporated by reference herein.  The code is available and can be reviewed via the About Jacada, Corporate Profile link on our website, www.jacada.com. Pursuant to the requirements of the NASDAQ Stock Market, we adopted, in May 2004, a Code of Business Conduct and Ethics that is applicable to all of our directors, officers and employees.

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for the audit of our financial statements in 2010 and 2011 appear in the table below:

2010	$139,000
2011	$138,000

Audit Related Fees

The aggregate fees for assurance and related services rendered to us by our principal accountants that were reasonably related to the audit of our financial statements in 2010 and 2011 (aside from the fees included under “Audit Fees” above) appear in the table below:

2010	$-
2011	$-

Tax Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for tax compliance, tax advice and tax planning in 2010 and 2011 appear in the table below. Such fees related to the preparation of tax returns in 2011, and to the preparation of tax returns, consultations regarding our tax audit, tax rolling and our status as a PFIC, in 2010.

2010	$138,000
2011	$10,000

Other Fees

The fees billed for additional professional services rendered to us by our principal accountants in 2010 and 2011, other than for services described in the above categories, appear in the table below:

2010	$-
2011	$-

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Accountants

Our audit committee is responsible for the appointment and oversight of our independent auditors’ work.  Pursuant to its charter, the audit committee also has the sole authority to review in advance, and grant any appropriate pre-approvals of: (a) all auditing services to be provided by our independent auditors; (b) all non-audit services to be provided by our independent auditors as permitted by Section 10A of the Exchange Act; and (c) all fees and other terms of engagement.  The audit committee’s policy is to specifically pre-approve all annual services provided by our independent auditors in connection with the preparation of their audit, which may include audit services and audit-related services, as well as tax services and other services that are not related to the annual audit.  The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting a specific budget for such services. Additional services may be commissioned, without specific pre-approval, on the basis of a general pre-approval provided by the audit committee, up to a specified amount (a “de minimis exception”).  Once such services have been pre-approved and performed, the independent auditors and our management report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. During 2011, none of the tax fees described above were approved through the de minimis exception.

Item 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

                Not applicable.

Item 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F: CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G: CORPORATE GOVERNANCE

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the NASDAQ Listing Rule that requires that the board nominations process be determined by a wholly independent nominating committee or by a majority of the independent members of the board of directors.  We furthermore need not comply with the NASDAQ requirement to adopt a formal written charter or board resolution addressing the board nominations process. Under the Companies Law, the nominations process is conducted by the full board of directors, and there is no requirement to adopt a formal written charter or board resolution addressing a company’s nomination process.

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the NASDAQ rule that requires that the compensation of the chief executive officer and all other executive officers of the company be determined, or recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee comprised solely of independent directors. Under the Companies Law, the compensation of such officers is approved by our audit committee, and by the full board of directors, and there is no requirement for a recommendation or determination by independent directors or a compensation committee.  If the chief executive officer or any other executive officer is also a director, then the Companies Law requires that the terms of compensation of the officer must be approved by our audit committee, board of directors and shareholders and that the officer may not be present when the audit committee or board of directors discusses or acts upon the terms of his or her compensation.

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the NASDAQ rule that requires disclosure of the compensation of individual directors and individual members of our administrative, supervisory or management bodies. Since under the Companies Law such disclosure is not required on an individual basis, the compensation of our executive officers is provided on an aggregate basis in this Annual Report.

PART III

Item 17: FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18: FINANCIAL STATEMENTS

See pages F-1 through F-35 appended hereto.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

JACADA LTD.

We have audited the accompanying consolidated balance sheets of Jacada Ltd. and its subsidiaries ("the Company") as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2010 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30, 2012	A Member of Ernst & Young Global

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,944	$5,945
Marketable securities	4,592	1,240
Trade receivables	2,299	4,081
Restricted cash	487	493
Prepaid expenses	213	325
Other current assets	615	754

Total current assets	11,150	12,838

LONG-TERM ASSETS:
Marketable securities	6,084	10,809
Severance pay fund	196	186
Property and equipment, net	633	856

Total long-term assets	6,913	11,851

Total assets	$18,063	$24,689

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2011	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,607	$1,566
Accrued expenses and other liabilities	1,470	1,478
Deferred revenues	738	1,076

Total current liabilities	3,815	4,120

LONG-TERM LIABILITIES:
Accrued severance pay	400	366
Other long-term liabilities	-	44

Total long-term liabilities	400	410

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 7,500,000 shares at December 31, 2011 and 2010; Issued: 5,270,930 shares at December 31, 2011 and 2010; Outstanding: 4,159,134 shares at December 31, 2011 and 2010	60	60
Additional paid-in capital	75,862	75,829
Treasury shares at cost - 1,111,796 Ordinary shares at December 31, 2011 and 2010	(17,863)	(17,863)
Accumulated other comprehensive income	941	487
Accumulated deficit	(45,152)	(38,354)

Total shareholders' equity	13,848	20,159

Total liabilities and shareholders' equity	$18,063	$24,689

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2011	2010	2009
Revenues:
Software licenses	$1,123	$1,635	$1,370
Services	8,448	13,043	12,967
Maintenance	2,815	2,477	2,324

Total revenues	12,386	17,155	16,661

Cost of revenues:
Software licenses	93	349	238
Services	7,525	10,115	10,047
Maintenance	758	778	648

Total cost of revenues	8,376	11,242	10,933

Gross profit	4,010	5,913	5,728

Operating expenses:
Research and development	2,910	3,478	3,490
Sales and marketing	3,556	4,993	6,205
General and administrative	4,268	4,789	4,433
Goodwill impairment	-	3,096	-
Restructuring costs	-	196	-

Total operating expenses	10,734	16,552	14,128

Operating loss	(6,724)	(10,639)	(8,400)
Financial income (expenses), net	(12)	79	708

Loss from continuing operations before taxes	(6,736)	(10,560)	(7,692)
Income tax benefit (expense)	(62)	(49)	93

Net loss from continuing operations	(6,798)	(10,609)	(7,599)
Income from discontinued operation, net of taxes (in the amount of $ 0, $ 0 and $ 227, respectively)	-	-	583

Net loss	$(6,798)	$(10,609)	$(7,016)

Basic and diluted net loss per share:
From continuing operations	$(1.63)	$(2.55)	$(1.83)
From discontinued operation	-	-	$0.14
Basic and diluted net loss per share	$(1.63)	$(2.55)	$(1.69)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	4,159,134	4,158,227	4,141,331

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

					Accumulated
			Additional	Treasury	other		Total	Total
	Ordinary shares		paid-in	shares	comprehensive	Accumulated	comprehensive	shareholders'
	Shares	Amount	capital	at cost	income	deficit	income	equity

Balance as of January 1, 2009	4,134,655	$60	$75,173	$(17,863)	$160	$(20,729)		$36,801
Exercise of stock options	10,097	*) -	68	-	-	-		68
Stock-based compensation related to options granted to employees and directors	-	-	420	-	-	-		420
Stock-based compensation related to options granted to non-employees	-	-	11	-	-	-		11
Repurchase of options	-	-	(250)	-	-	-		(250)
Comprehensive income
Net loss	-	-	-	-	-	(7,016)	$(7,016)	(7,016)
Changes in unrealized gains from available-for-sale marketable securities, net	-	-	-	-	(121)	-	(121)	(121)
Changes in unrealized gains from derivatives, net	-	-	-	-	70	-	70	70
Foreign currency translation adjustments	-	-	-	-	169	-	169	169

Total comprehensive loss							$(6,898)

Balance as of December 31, 2009	4,144,752	60	75,422	(17,863)	278	(27,745)		30,152

Exercise of stock options	14,382	*	75	-	-	-		75
Stock-based compensation related to options granted to employees and directors	-	-	330	-	-	-		330
Stock-based compensation related to options granted to non-employees	-	-	2	-	-	-		2
Comprehensive income
Net loss	-	-	-	-	-	(10,609)	$(10,609)	(10,609)
Changes in unrealized gains from available-for-sale marketable securities, net	-	-	-	-	321	-	321	321
Changes in unrealized gains from derivatives, net	-	-	-	-	34	-	34	34
Foreign currency translation adjustments	-	-	-	-	(146)	-	(146)	(146)

Total comprehensive loss							$(10,400)

Balance as of December 31, 2010	4,159,134	$60	$75,829	$(17,863)	$487	$(38,354)		$20,159

*)         Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

					Accumulated
			Additional	Treasury	other		Total	Total
	Ordinary shares		paid-in	shares	comprehensive	Accumulated	comprehensive	shareholders'
	Shares	Amount	capital	at cost	income (loss)	deficit	income (loss)	equity

Balance as of December 31, 2010	4,159,134	$60	$75,829	$(17,863)	$487	$(38,354)		$20,159
Stock-based compensation related to options granted to employees and directors	-	-	33	-	-	-	-	33
Comprehensive income
Net loss	-	-	-	-	-	(6,798)	(6,798)	(6,798)
Changes in unrealized gains from available-for-sale marketable securities, net	-	-	-	-	580	-	580	580
Changes in unrealized gains from derivatives, net	-	-	-	-	(151)	-	(151)	(151)
Foreign currency translation adjustments	-	-	-	-	25	-	25	25

Total comprehensive loss							$(6,344)

Balance as of December 31, 2011	4,159,134	$60	$75,862	$(17,863)	$941	$(45,152)		$13,848

As of December 31, 2009, 2010 and 2011, accumulated other comprehensive income was comprised of unrealized gains on available-for-sale marketable securities of $ 70, $ 391, and $ 971 unrealized gains (losses) on derivative instruments, of $ 39, $ 73 and $ (78) and foreign currency translation adjustments of $ 169, $ 23 and $ 48 respectively.

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities:

Net loss	$(6,798)	$(10,609)	$(7,016)
Less: net income from discontinued operation	-	-	(583)

Net loss from continuing operations	(6,798)	(10,609)	(7,599)

Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation	394	497	546
Goodwill impairment	-	3,096	-
Stock-based compensation related to options granted to employees, non-employees and directors	33	332	431
Accrued interest and amortization of premium (accretion of discount) on marketable securities	4	149	139
Loss (gain) on marketable securities	308	70	(369)
Accrued severance pay, net	24	(39)	(315)
Decrease (increase) in trade receivables	1,799	868	(236)
Decrease in other current assets and prepaid expenses	209	840	176
Increase (decrease) in trade payables	82	(109)	(51)
Decrease in accrued expenses and other liabilities	(167)	(439)	(908)
Increase (decrease) in deferred revenues	(290)	388	(307)
Decrease in other long-term liabilities	(44)	(79)	(62)
Other	14	54	-

Net cash used in operating activities from continuing operations	(4,432)	(4,981)	(8,555)
Net cash used in operating activities from discontinued operations	-	-	(475)

Net cash used in operating activities	(4,432)	(4,981)	(9,030)

Cash flows from investing activities:

Investment in marketable securities	-	(10,992)	(12,801)
Proceeds from marketable securities	1,629	9,711	21,055
Purchase of property and equipment	(177)	(424)	(275)
Proceeds from sale of property and equipment	5	10	-
Decrease in restricted cash	6	64	2

Net cash provided by (used in) investing activities from continuing operations	1,463	(1,631)	7,981
Net cash provided by investing activities from discontinued operation, net	-	-	2,640

Net cash provided by (used in) investing activities	1,463	(1,631)	10,621

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

Cash flows from financing activities:

Repurchase of options	-	-	(250)
Proceeds from exercise of stock options	-	75	68

Net cash provided by (used in) financing activities from continuing operations *)	-	75	(182)

Effect of exchange rate changes on cash	(32)	(142)	156

Increase (decrease) in cash and cash equivalents	(3,001)	(6,679)	1,565
Cash and cash equivalents at the beginning of the year	5,945	12,624	11,059

Cash and cash equivalents at the end of the year	$2,944	$5,945	$12,624

Supplemental disclosure of cash flows activities:

Cash paid during the year for:
Taxes on income	$78	$213	$158

*)         There were no cash flows from financing activities related to discontinued operations.

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Jacada Ltd. ("Jacada") and its subsidiaries (collectively - "the Company") develop, market and support unified service desktop and process optimization solutions that simplify and automate customer service processes. The Company generates revenues from licensing its software products and from services such as implementation and customization, consulting, training and maintenance and support.

Jacada Ltd.'s wholly-owned subsidiaries include Jacada, Inc., a corporation organized under the laws of the state of Delaware, Jacada (Europe) Limited, a company organized under the laws of England and Jacada Nordic AB, a company organized under the laws of Sweden. Jacada (Europe) Limited owns 100% of the stock of Jacada Deutschland GmbH, a limited liability company organized under the laws of Germany. The majority of the Company's sales are made in North America and Europe.

b.	As for major customers, see Note 11b.

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The currency of the primary economic environment in which the operations of Jacada and certain subsidiaries are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of Jacada and certain subsidiaries.

Jacada and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the accounts of Jacada and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with Accounting Standard Codification 320, "Investments - Debt and Equity Securities" ("ASC 320").

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies all of its securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported in accumulated other comprehensive income in shareholders' equity. The amortized cost of debt marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in financial income, net.

Interest on securities is included in financial income, net. Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of operations.

The Company's securities are reviewed for impairment in accordance with the impairment model in ASC 320-10-65-1, "Recognition and Presentation of Other-Than-Temporary Impairments".

Under the impairment model, for debt securities, other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For equity securities, an entity is required to recognize in earnings all declines in fair value below the cost basis that are considered other than temporary. However, if the entity evaluates that the impairment is not other-than-temporary but does not have the intent and ability to hold the equity security until the anticipated recovery of its cost basis, an impairment loss is recognized in earnings.

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

Based on the Company's consideration of these factors, the Company recorded an other-than-temporary impairment charge of $336 and $ 95 to financial expenses in 2011 and 2010, on several of its equity marketable securities due to a continued decrease in their market value. No impairment was identified during 2009.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	10 - 33
Office furniture and equipment	6 - 15
Motor Vehicles	17
Leasehold improvements	Over the shorter of the related lease period (including option terms) or the life of the asset

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Impairment of long-lived assets:

The Company's long-lived assets, other than goodwill, are reviewed for impairment in accordance with ASC 360, "Property Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In 2011, 2010 and 2009, no impairment losses were identified.

i.	Goodwill:

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition. Under ASC 350, "Intangibles – Goodwill and Other", goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

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

Goodwill attributable to the Company's single reporting unit as defined under ASC 350 was tested for impairment by comparing its fair value with its carrying value. Fair value was determined using the Company's market capitalization and the discounted cash flows method. In year 2010, the first phase of the goodwill impairment test indicated that the Company's fair value was less than its carrying value. As a result, the Company performed the second phase of the goodwill impairment test, which indicated that the implied fair value of the Company's goodwill was less than the carrying amount of that goodwill.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a result, the Company fully impaired the goodwill carrying amount and recognized an impairment charge of $ 3,096 in 2010. No impairment was recognized during 2009.

j.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred. ASC 985-20 "Costs of Software to Be Sold, Leased, or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. No material costs are incurred by the Company between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs have been expensed as incurred.

k.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement.

As of December 31, 2011 and 2010 there is no provision for uncertain tax benefits.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

The Company derives its revenue principally from:

•	the initial sales of licenses to use the Company's products, including professional services such as customization, implementation and integration services,
•	incremental license fees resulting from a customer's increase in agent licenses required,
•	post-implementation consulting and integration services for the Company's solutions, and
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

The Company does not grant a right of return to its customers. In transactions where a customer's contractual terms include a provision for customer acceptance based on customer-specified subjective criteria, or for evaluation purposes, the Company recognizes revenues only when such acceptance has been obtained or as the acceptance provision lapses. However, in transactions where a customer's contractual terms include a provision for customer acceptance based on customer-specified objective criteria, the Company recognizes revenue if it can demonstrate that the delivered product meets the specified criteria prior to customer acceptance.

The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with customization, implementation and integration services. In arrangements which include significant customization of software and services, the Company accounts for the services together with the software under contract accounting in accordance with ASC 605-35, "Construction-Type and Production-Type Contracts".

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

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined and recorded in the amount of the estimated loss on the entire contract. As of December 31, 2011 and 2010, no such estimated losses were identified.

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

Revenues from software arrangements involving multiple elements, such as software, post-contract customer support, consulting and training, are allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. The residual method of allocation requires an entity to first allocate revenue to the fair value of the undelivered elements (maintenance and other services) and the residual revenue to the delivered element (software licenses). Any discount in the arrangement is allocated to the delivered element.

VSOE of fair value for maintenance and other services is generally determined based on the price charged for the undelivered element when sold separately or where actual maintenance renewals have not yet occurred, VSOE of fair value is based on the stated maintenance renewal rate specified in the contract. The Company's process for establishing VSOE of fair value of maintenance services (PCS) is through performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for its installed base of customers. The Company's process for the establishment of VSOE of fair value for professional services is through a performance of an analysis of the entire population of separate sales of services.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for reimbursements received for out-of-pocket expenses incurred, in accordance with ASC 605-45-45, "Reimbursements Received for Out-of-Pocket Expenses Incurred", under which reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement. The reimbursements received for out-of-pocket expenses for years ended December 31, 2011, 2010 and 2009 amounted to $ 531, $ 657 and $ 727, respectively.

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

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options awards using the Black-Scholes option pricing model. The fair value for options granted in 2011, 2010 and 2009 was estimated at the date of grant using the following weighted average assumptions:

	2011	2010	2009

Dividend yield	0%	0%	0%
Expected volatility	48%	47%	48%
Risk-free interest	1.56%	1.67%	1.95%
Expected life (years)	4.5	4.5	4.4

n.	Advertising expenses:

Advertising expenses are charged to the statements of operations, as incurred. Advertising expenses for the years ended December 31, 2011, 2010 and 2009 were $ 82, $ 224 and $ 245, respectively.

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

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The severance pay expense for the years ended December 31, 2011, 2010 and 2009 amounted to $ 264, $ 576 and $ 394, respectively.

p.	Fair value of financial instruments:

The Company applies the provisions of ASC 820, "Fair Value Measurements and Disclosures". Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

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

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company's exposure in currencies other than the dollar. The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. If a derivative meets the definition of a hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative designated as a hedge is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings.

r.	Net earnings (loss) per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus potentially dilutive Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

All outstanding stock options have been excluded from the calculation of the diluted net earnings (loss) per share from continuing operations because the securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding stock options excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect were 484,935, 648,097 and 763,340 for the years ended December 31, 2011, 2010 and 2009, respectively.

In November 2010, the Company performed a reverse stock split of the Company's ordinary shares of four (4) for one (1), (see also Note 9g). The loss per share amounts presented for all prior periods were restated to reflect the effects of the reverse stock split.

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

Cash, cash equivalents and restricted cash are invested mainly in U.S. dollars with major banks in the United States, Israel and other international banks. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand and therefore bear minimal risk.

The Company's marketable securities include investments in equity and corporate debentures. The Company's investment policy limits the amount the Company may invest in any one type of issuer, thereby reducing credit risk concentrations.

The Company's trade receivables are mainly derived from sales to customers in North America and Europe. In judging the probability of collection from customers the Company continuously monitors collection and payments based upon the Company's historical experience of its existing customers. In connection with customers with whom the Company does not have previous experience, it evaluates the creditworthiness of those customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

t.	Treasury shares:

The Company presents the cost to repurchase treasury shares as a reduction of shareholders' equity.

u.	Restructuring:

Exit or Disposal Cost Obligations related to one-time termination benefits provided to terminated employees which no longer provide services to the Company are recorded to the statement of operations as incurred in accordance with Accounting Standard Codification 420, "Exit or Disposal Cost Obligations" ("ASC 420"),

On August 10, 2010, the Company implemented a global Restructuring Plan (the "2010 Plan") which included a reduction in the Company's work force in order to align the Company's operations and expenses with anticipated near term revenues. These changes resulted in a 15% reduction in workforce worldwide. The Company recorded $ 181 related to one-time termination benefits provided to terminated employees. As of December 31, 2010, all terminated employees no longer provided services to the Company. In addition, the Company incurred a loss on the disposal of property and equipment in the amount of $ 15.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 "Comprehensive Income". The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, deferring the effective date for amendments outlined in ASU 2011-05. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, codified in ASC 820 "Fair Value Measurement". The guidance requires an entity to provide a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for the Company beginning January 1, 2012. The Company does not expect the adoption of this new guidance to have a material impact on its consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES

The Company invests in debt and equity marketable securities, which are classified as available-for-sale. The following is a summary of the Company's investment in marketable securities:

	December 31, 2011				December 31, 2010
	Amortized	Gross unrealized	Gross unrealized	Fair	Amortized	Gross unrealized	Gross unrealized	Fair
	cost	Gains	Losses	value	cost	gains	losses	value
Available-for-sale:

Equity securities	$9,146	$1,087	$(117)	$10,116	$9,885	$586	$(220)	$10,251
Corporate debentures	559	1	-	560	1,773	25	-	1,798

	$10,127	$1,074	$(525)	$10,676	$11,658	$611	$(220)	$12,049

The amortized cost and fair value of debt marketable securities as of December 31, 2011, by contractual maturity, are shown below:

	Amortized cost	Fair market value

Matures in one year	$559	$560

Total	$559	$560

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2010

Cost:

Computers and peripheral equipment	$3,845	$3,694
Office furniture and equipment	601	604
Motor Vehicles	13	-
Leasehold improvements	456	454

	4,915	4,752
Accumulated depreciation	4,282	3,896

Depreciated cost	$633	$856

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $ 394, $ 497 and $ 546, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2011	2010

Employees and payroll accruals	$948	$769
Accrued expenses	522	709

	$1,470	$1,478

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

Lease commitments:

The Company's facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2013. Future minimum lease payments under non-cancelable operating leases as of December 31, 2011 are as follows:

2012	471
2013	59

530

Total rent expenses for the years ended December 31, 2011, 2010 and 2009 were approximately $ 717, $ 686 and $ 733, respectively.

On February 7, 2012 the Company signed a new lease agreement for its US offices. The lease is for 5 years for a total cost of approximately $ 1,000. The lease payments are as follows: 2012: $ 49; 2013: $ 116; 2014: $ 204; 2015: $ 209; 2016: $ 214; 2017: $ 220; and 2018: $ 37.

NOTE 7:-	DERIVATIVE FINANCIAL INSTRUMENTS

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward contracts and option strategies to purchase and sell foreign currencies to hedge a significant portion of its anticipated New Israeli Shekel ("NIS") payroll payments. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income, a separate component of shareholders' equity, and subsequently reclassified into earnings to the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. As the critical terms of the forward contract or option strategies and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, are recognized immediately in financial income (expenses), net.

Gain (loss) on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income into cost of service, cost of maintenance, research and development sales and marketing and general and administrative for the year ended December 31, 2011 were $ (4), $ (2), $ (38), $5 and $ (17), respectively. There was no ineffective portion of the change in fair value of a cash flow hedge for the years ended December 31, 2011, 2010 and 2009.

The Company's derivatives expose it to credit risks from possible non-performance by counterparties. As of December 31, 2011, the Company was not exposed to any loss due to credit risk by counterparties to its derivative financial instruments. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The notional amounts of the Company's derivative instruments as of December 31, 2011 amounted to $ 1,502. Notional values are dollar translated and calculated based on forward rates as of December 31, 2011. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

As of December 31, 2011, amounts related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income totaled $ (78) which will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates. Losses from cash flow hedges recognized in other comprehensive income in the year ended December 31, 2011 amounted to $ 151.

The Company records all derivative instruments on the balance sheet at fair value. The fair value of the open foreign exchange contracts appears on its consolidated balance sheets as of December 31, 2011, as a liability in other current liabilities, in the amount of $ 78.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company values its marketable securities, using quoted prices in markets that are considered active and not considered active, but for which all significant inputs are observable, either directly or indirectly. The Company's marketable securities are classified within Level 1 and Level 2 of the fair value hierarchy. Equity securities are classified as Level 1 and the remaining marketable securities are classified as Level 2. In accordance with ASC 820, the Company does not adjust the quoted price for such instruments. The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency (Level 2) include corporate debentures and U.S government treasuries.

The Company values its foreign currency derivative contracts using a market approach. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Equity	$10,116	$-	$-	$10,116
Corporate debentures	-	560	-	560
Foreign currency derivative contracts	-	(78)	-	(78)

Total	$10,116	$482	$-	$10,598

	December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Cash equivalents:
U.S government treasuries	$-	$2,614	$-	$2,614

Marketable securities:
Equity	10,251	-	-	10,251
Corporate debentures	-	1,798	-	1,798
Foreign currency derivative contracts		73		73

Total	$10,251	$4,485	$-	$14,736

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-       SHAREHOLDERS' EQUITY

a.
General:

Since October 1999, the Company's shares have been traded on the NASDAQ Global Market. Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

On October 9, 2011 the Company voluntarily delisted its shares from trade at the Tel Aviv Stock Exchange.

b.
Options issued to employees and directors:

As of December 31, 2011, the Company had two Incentive Share Option Plans (the 1999 and 2003 plans), which provide for the grant of options to officers, management, employees and key employees, directors, consultants and others of up to 1,940,113 of the Company's Ordinary shares. The options granted generally become fully exercisable after two to four years and expire between 7 to 10 years from the grant date. Any options from 1999 and 2003 plans that are forfeited or canceled before expiration become available for future grants.

Pursuant to the option plans, the exercise price of options shall be determined by the Company's Board of Directors or the Company's compensation committee but may not be less than the par value of the Ordinary shares.

As of December 31, 2011, an aggregate of 649,551 Ordinary shares of the Company were still available for future grant under the Incentive Share Option Plans.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's option activity and related information with respect to options granted to employees for the year ended December 31, 2011 is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at the beginning of the year	574,524	$11.69	3.69	$4
Granted	75,003	$2.79
Forfeited	179,663	$13.81

Outstanding at end of year	469,864	$9.45	3.77	-

Exercisable options at end of year	312,718	$11.40	2.81	-

Vested and expected-to-vest at end of year	439,076	$9.79	3.61	-

The total intrinsic value of stock options exercised during 2010 and 2009 were $ 23 and $ 23, respectively. No options were exercised during 2011.

The weighted-average estimated grant date fair value of employee stock options granted during the years 2011, 2010 and 2009 was $ 1.14, $ 2.10 and $ 4.44, respectively.

Stock-based compensation expense in respect of options granted to employees amounted to $ 33, $ 330 and $ 420 for the years ended December 31, 2011, 2010 and 2009, respectively. The following table presents the stock-based compensation included in the line items below in the Company's consolidated statements of operations:

	Year ended December 31
	2011	2010	2009

Cost of revenues	$(24)	$31	$41
Research and development	10	(4)	48
Sales and marketing	21	(21)	101
General and administrative	26	324	230

Total	$33	$330	$420

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-       SHAREHOLDERS' EQUITY (Cont.)

c.	Options issued to consultants:

The Company's outstanding options to consultants as of December 31, 2011, were as follows:

Grant date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through

2002	2,750	$10.44	2,750	2012
2004	7,500	$11.76	7,500	2014

	10,250		10,250

Stock-based compensation expense in respect of options granted to non employees amounted to $ 0, $2 and $ 11 for the years ended December 31, 2011, 2010 and 2009, respectively.

d.
As of December 31, 2011, there was $ 145 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.29 years.

e.
During 2008, the Company purchased a total of 1,111,796 of its Ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by the Company. Such shares are held by the Company as treasury shares and are presented at cost. Under the Companies Law for so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to the Company's shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders.

f.
In March 2009, the Company purchased 50,875 vested and unexercised options held by a departing executive for an aggregate amount of $ 250. The repurchase price did not exceed the options fair value on the repurchase date, and accordingly the repurchase amount was charged to shareholders' equity and reduced additional paid-in capital by $ 250.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-       SHAREHOLDERS' EQUITY (Cont.)

g.
In November 2010, the Company performed a reverse stock split of the Company's ordinary shares of four (4) for one (1) (i.e., four ordinary shares, NIS 0.01 nominal value each, will be combined into one ordinary share NIS 0.04 nominal value). All ordinary share and per share data included in these financial statements for all periods presented have been retroactively adjusted to reflect the reverse split. The Company's articles of association were amended and the authorized share capital of the Company is NIS 300,000 divided into 7,500,000 Ordinary shares, par value NIS 0.04 per share.

NOTE 10:-     TAXES ON INCOME

a.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Investment law"):

Various industrial projects of Jacada have been granted "Approved Enterprise" and "Privileged Enterprise" status, which provides certain benefits, including tax exemptions and reduced tax rates. According to the provisions of the Investment Law, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years depending upon the level of foreign ownership of the Company. Income not eligible for Approved Enterprise and Privileged Enterprise benefits is taxed at a regular rate.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's and Privileged Enterprise income. The tax-exempt income attributable to the Approved Enterprise programs mentioned above can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of Jacada. Tax-exempt income generated under the Company's Privileged Enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or complete liquidation.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law and regulations published thereunder. Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2011, management believes that the Company is in compliance with all the conditions required by the Law.

As the Company currently has no taxable income, these benefits have not yet commenced for all programs since inception.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-     TAXES ON INCOME (Cont.)

In January 2011, the Law for Economic Policy for 2011 and 2012 (Amended Legislation) was passed, and among other things, amended the Law, ("the Amendment") effective January 1, 2011. According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rates as follows: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

b.
Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company believes it meets all the criteria to be classified as "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of intangible property rights as a deduction for tax purposes.

c.
Net operating losses carryforward:

As of December 31, 2011, the Company had an Israeli net operating loss carryforward of approximately $ 36,000 which can be carried forward and offset against taxable income with no expiration date.

As of December 31, 2011, the U.S subsidiary had a U.S. net operating loss carryforward for income tax purposes of approximately $ 2,270. The net operating loss carryforward expires within 11 to 15 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2011, the European subsidiaries had net operating losses carryforward for income tax purposes, of approximately $ 2,100 which can be carried forward and offset against taxable income with no expiration date.

d.
Theoretical tax:

In 2011, 2010 and 2009, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carried forward due to the uncertainty of the realization of such tax benefits.

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
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2011	2010

Deferred tax assets:

Operating loss carryforward	$10,628	$6,481
Reserves and allowances	1,270	1,038

Total deferred tax asset before valuation allowance	11,898	7,519
Valuation allowance	(11,898)	(7,519)

Net deferred tax assets	$-	$-

The Company has provided a full valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

f.	Loss from continuing operations before taxes is comprised as follows:

	Year ended December 31,
	2011	2010	2009

Domestic (Israel)	$(7,843)	$(11,403)	$(7,081)
Foreign	1,107	843	(611)

	$(6,736)	$(10,560)	$(7,692)

g.	Corporate tax rates in Israel: Taxable income of Israeli companies is subject to tax at the rate of 26% in 2009, 25% in 2010, 24% in 2011 and 25% in 2012 and onwards.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-      TAXES ON INCOME (Cont.)

h.	Income tax benefit (expense) is comprised as follows:

	Year ended December 31,
	2011	2010	2009

Tax benefit from continuing operations		-	227
Current income tax expenses	(62)	(49)	(134)

	$(62)	$(49)	$93

Domestic	$-	$-	$(132)
Foreign	(62)	(49)	225

	$(62)	$(49)	$93

Due to the presentation of discontinued operation, the Company recorded tax benefit related to current losses from continuing operation against tax expenses related to current profits from discontinued operation for the year 2009 in accordance with ASC 740.

NOTE 11:-     GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

a.
Summary information about geographical areas:

The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company's business) and follows the requirements of ASC 280 "Segment Reporting".

The following is a summary of revenues within geographic areas based on the end-customer's location:

	Year ended December 31,
	2011	2010	2009

North America	$5,883	$8,948	$7,740
Europe and other	6,503	8,207	8,921

	$12,386	$17,155	$16,661

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-       GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

	December 31,
	2011	2010
Long-lived assets:

North America	$311	$441
Europe and Other	322	415

	$633	$856

b.	Major customers' data as a percentage of total revenues:

	Year ended December 31,
	2011	2010	2009

Customer A	38%	30%	34%
Customer B	12%	-	-
Customer C	9%	14%	-
Customer D	9%	6%	12%
Customer E	-	7%	10%

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-     SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME

a.	Financial income (expenses), net:

	Year ended December 31,
	2011	2010	2009
Financial income:
Foreign currency translation adjustments	$43	$-	$53
Realized gain on marketable securities	28	25	369
Interest and amortization/accretion of premium/discount on marketable securities	38	94	345
Dividend on equity marketable securities	260	155	-

	369	274	767
Financial expenses:
Other than temporary impairment of marketable securities	(336)	(95)	-
Bank charges	(45)	(45)	(59)
Foreign currency translation adjustments	-	(55)	-

	(381)	(195)	(59)

	$(12)	$79	$708

b.	Allowance for doubtful accounts:

The change in the allowance for doubtful accounts for the years ended December 31, 2011, 2010 and 2009, is as follows:

	Year ended December 31,
	2011	2010	2009

Balance at the beginning of the year	$-	$3	$200
Provision (recovery) for doubtful accounts	-	(3)	(197)

Balance at the end of the year	$-	$-	$3

Item 19: EXHIBITS

Exhibit Number             Description of Document

1.1	Memorandum of Association of Jacada Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (SEC File No. 333-10882)).

1.2	Articles of Association of Jacada Ltd. (incorporated by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form F-1 (SEC File No. 333-10882)).

1.3
Amendments to Jacada Ltd.’s Articles of Association, dated August 24, 2003 (incorporated by reference to Exhibit 1.3 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2003).

1.4
Amendments to Jacada Ltd.’s Articles of Association, dated August 25, 2004 (incorporated by reference to Exhibit 1.3 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2004).

1.5
Amendment to Jacada Ltd.’s Articles of Association, dated October 25, 2010 (incorporated by reference to Exhibit 1.5 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010).

4.1	Jacada Ltd. 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form F-1 (file no. 333-10882)).

4.2	Amendment to Jacada Ltd. 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s Registration Statement on Form S-8 (file no. 333-73650)).

4.3
Amendment No. 2 to the Jacada Ltd. Form of 1999 Share Option and Incentive Plan. (incorporated by reference to Exhibit 4.8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.4	Jacada Ltd. 2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the registrant’s Registration Statement on Form S-8 (file no. 333-111303)).

4.5	Amendment No. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009).

8	List of Jacada Ltd.’s Subsidiaries (incorporated by reference to Exhibit 8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009).

11	Code of Ethics of Jacada Ltd. (incorporated by reference to Exhibit 11 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

12.2	Certificate of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

13.1
Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.

101
The following financial information from Jacada Ltd. Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 30, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2010 and 2011, (ii) Consolidated Balance Sheets (Parenthetical) as of December 31, 2010 and 2011, (iii) Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011, (iv) Consolidated Statements of Operations (Parenthetical) for the years ended December 31, 2009, 2010 and 2011, (v) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2009, 2010 and 2011, (vi) Consolidated Statements of Changes in Shareholders’ Equity (Parenthetical) for the years ended December 31, 2009, 2010 and 2011, (vii) Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011, and (viii) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JACADA LTD.

By:	/s/ Caroline Cronin
Caroline Cronin
Chief Financial Officer
Date: April 30, 2012

EXHIBIT INDEX

Exhibit Number             Description of Document

1.1	Memorandum of Association of Jacada Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (SEC File No. 333-10882)).

1.2	Articles of Association of Jacada Ltd. (incorporated by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form F-1 (SEC File No. 333-10882)).

1.3
Amendments to Jacada Ltd.’s Articles of Association, dated August 24, 2003 (incorporated by reference to Exhibit 1.3 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2003).

1.4
Amendments to Jacada Ltd.’s Articles of Association, dated August 25, 2004 (incorporated by reference to Exhibit 1.3 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2004).

1.5
Amendment to Jacada Ltd.’s Articles of Association, dated October 25, 2010 (incorporated by reference to Exhibit 1.5 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010).

4.1	Jacada Ltd. 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form F-1 (file no. 333-10882)).

4.2	Amendment to Jacada Ltd. 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s Registration Statement on Form S-8 (file no. 333-73650)).

4.3
Amendment No. 2 to the Jacada Ltd. Form of 1999 Share Option and Incentive Plan. (incorporated by reference to Exhibit 4.8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.4	Jacada Ltd. 2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the registrant’s Registration Statement on Form S-8 (file no. 333-111303)).

4.5	Amendment No. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009).

8	List of Jacada Ltd.’s Subsidiaries (incorporated by reference to Exhibit 8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009).

11	Code of Ethics of Jacada Ltd. (incorporated by reference to Exhibit 11 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

12.2	Certificate of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

13.1
Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.

101
The following financial information from Jacada Ltd. Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 30, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2010 and 2011, (ii) Consolidated Balance Sheets (Parenthetical) as of December 31, 2010 and 2011, (iii) Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011, (iv) Consolidated Statements of Operations (Parenthetical) for the years ended December 31, 2009, 2010 and 2011, (v) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2009, 2010 and 2011, (vi) Consolidated Statements of Changes in Shareholders’ Equity (Parenthetical) for the years ended December 31, 2009, 2010 and 2011, (vii) Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011, and (viii) Notes to Consolidated Financial Statements.