Form 20-F/A
period 2011-12-31
JACADA LTD
filed 2012-06-07
CIK 1095747

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

☐ Item 17                          ☐Item 18

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

☒ Yes                             ☐ No

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2011, filed on April 30, 2012 with the Securities and Exchange Commission (the “Original Report”), is being filed by Jacada Ltd. (“Jacada” or the “Company”) to amend the Original Report for the sole purpose of supplementing the disclosure under Item 16G (“Corporate Governance”) to add an additional corporate governance practice for which Jacada follows home country practice in lieu of the listing requirements of the NASDAQ Global Market.  As permitted under NASDAQ Listing Rule 5615(a)(3), Jacada follows Israeli practice in lieu of compliance with the NASDAQ rule concerning the required timing for an annual shareholders meeting that applies to domestic U.S, listed companies. This disclosure has been added in Item 16G of the Amendment.

Other than as set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Original Report, nor does this Amendment reflect any events that have occurred after the Original Report was filed.  The filing of this Amendment shall not be deemed an admission that the Original Report, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

Capitalized terms appearing in this Amendment which are not otherwise defined shall have the respective meanings assigned to them in the Original Report.

Item 16G:                      CORPORATE GOVERNANCE

The NASDAQ Global Market requires companies with securities listed thereon to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed domestic U.S. companies. Pursuant to NASDAQ Listing Rule 5615(a)(3), we have notified NASDAQ that with respect to the corporate governance practices described below, we instead follow Israeli law and practice and accordingly do not follow the NASDAQ Listing Rules. Except for the differences described below, we do not believe there are any significant differences between our corporate governance practices and those that apply to a U.S. domestic issuer under the NASDAQ Global Market corporate governance rules.

•
Board Nominations Process. Under the Companies Law, the nominations process for board members is conducted by the full board of directors, which differs from the NASDAQ Listing Rule requirement that the board nominations process be determined by a wholly independent nominating committee or by a majority of the independent members of the board of directors.  We furthermore need not comply with the NASDAQ requirement to adopt a formal written charter or board resolution addressing the company’s board nomination process.

•
Compensation of Chief Executive Officer and other Executive Officers. Under the Companies Law, the compensation of the chief executive officer and all other executive officers is approved by our audit committee and by the full board of directors, which differs from the NASDAQ Listing Rule that requires that such compensation be determined, or recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee comprised solely of independent directors. Under the Companies Law, if the chief executive officer or any other executive officer is also a director,  the terms of compensation of the officer must be approved by our audit committee, board of directors and shareholders, and the officer may not be present when the audit committee or board of directors discusses or acts upon the terms of his or her compensation.

•
Disclosure of Directors and Executive Officers Compensation. Under the Companies Law,  disclosure of the compensation of directors and  members of our administrative, supervisory or management bodies is not required on an individual basis, which differs from the NASDAQ Listing Rule that requires such disclosure. Therefore, the compensation of our executive officers is provided on an aggregate basis in this Annual Report.

•
Required Timing for Annual Shareholders Meetings. Under the Companies Law, we are required to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting, which differs from the corresponding requirement under NASDAQ Listing Rule 5620(a), which mandates that a listed company hold its annual shareholders' meeting within one year of the company’s fiscal year-end.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf on June 7, 2012.

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

4.1	Jacada Ltd. 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form F-1 (file no. 333-10882)).

4.2	Amendment to Jacada Ltd. 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s Registration Statement on Form S-8 (file no.333-73650)).

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

14.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.*

101
The following financial information from Jacada Ltd. Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 30, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2010 and 2011, (ii) Consolidated Balance Sheets (Parenthetical) as of December 31, 2010 and 2011, (iii) Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011, (iv) Consolidated Statements of Operations (Parenthetical) for the years ended December 31, 2009, 2010 and 2011, (v) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2009, 2010 and 2011, (vi) Consolidated Statements of Changes in Shareholders’ Equity (Parenthetical) for the years ended December 31, 2009, 2010 and 2011, (vii) Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011, and (viii) Notes to Consolidated Financial Statements.*

* Filed together with the Original Report.