Form 20-F
period 2012-12-31
JACADA LTD
filed 2013-04-30
CIK 1095747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☐Item 17   ☐Item 18

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

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

A.           Selected Financial Data

The following table sets forth selected financial data from our consolidated statements of operations and balance sheets for the periods indicated.  The selected consolidated statement of operations data for the years ended December 31, 2012, 2011 and 2010 and the selected consolidated balance sheet data as of December 31, 2012 and 2011 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.  As a result of the agreement to sell our traditional market business on December 19, 2007, which closed on January 1, 2008, the results of the traditional market business were reclassified to one line item in the statements of operations as “income from discontinued operations, net of taxes”. The financial statements included in this Annual Report have been prepared in accordance with US GAAP. The consolidated statements of operations data for the years ended December 31, 2009 and 2008 and the selected consolidated balance sheet data as of December 31, 2010, 2009 and 2008 are derived from audited consolidated financial statements that are not included herein. The following selected financial data is qualified by reference to and should be read in conjunction with the sections entitled “Item 5:  Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and our consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	Year ended December 31,
	2012	2011	2010	2009	2008
			(in thousands)
Consolidated Statement of Operations Data:
Revenues:
Software licenses	$1,111	$1,123	$1,635	$1,370	$7,647
Services	6,867	8,448	13,043	12,967	14,540
Maintenance	2,789	2,815	2,477	2,324	2,178
Total revenues	10,767	12,386	17,155	16,661	24,365
Cost of revenues:
Software licenses	62	93	349	238	544
Services	6,018	7,525	10,115	10,047	11,038
Maintenance	629	758	778	648	856
Total cost of revenues	6,709	8,376	11,242	10,933	12,438
Gross profit	4,058	4,010	5,913	5,728	11,927
Operating expenses:
Research and development	3,541	2,910	3,478	3,490	4,819
Sales and marketing	4,787	3,556	4,993	6,205	8,829
General and administrative	2,975	4,268	4,789	4,433	5,583
Goodwill Impairment	-	-	3,096	-	-
Restructuring	-	-	196	-	451
Total operating expenses	11,303	10,734	16,552	14,128	19,682
Operating loss	(7,245)	(6,724)	(10,639)	(8,400)	(7,755)
Financial income (loss), net	856	(12)	79	708	715
Loss from continuing operations before taxes	(6,389)	(6,736)	(10,560)	(7,692)	(7,040)
Income tax (expense) benefit	(55)	(62)	(49)	93	2,043
Net loss from continuing operations	(6,444)	(6,798)	(10,609)	(7,599)	(4,997)
Income from discontinued operations, net of taxes	-	-	-	583	18,234

Net income (loss)	$(6,444)	$(6,798)	$(10,609)	$(7,016)	$13,237

Basic and diluted net earnings (loss) per share
Continuing operations	$(1.55)	$(1.63)	$(2.55)	$(1.83)	$(1.04)
Discontinued operations	$-	$-	$-	$0.14	$3.77
Basic and diluted net earnings (loss) per share	$(1.55)	$(1.63)	$(2.55)	$(1.69)	$2.73
Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	4,159,134	4,159,134	4,158,227	4,141,331	4,838,703

	2012	2011	2010	2009	2008
			(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,687	$2,944	$5,945	$12,624	$11,059
Cash and investments	*10,029	*14,107	*18,487	*23,847	*33,069
Working capital	1,671	7,335	8,718	21,948	23,262
Total assets	13,213	18,063	24,689	35,057	44,816
Treasury stock**	17,863	17,863	17,863	17,863	17,863
Shareholders’ equity	7,743	13,848	20,159	30,152	36,801

*Cash and investments include restricted cash of $503, $487, $493, $557 and $3,199 in 2012, 2011, 2010, 2009 and 2008, respectively.

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

If members of our new management team are unable to fully transition into their respective new positions, our operations will be adversely affected. Several members of our management team joined us during 2012. If those new management members are unable to successfully transition into their respective positions, our operations will be adversely affected.

Our business model is focused on continued growth in a market in which we have only several years of experience.  Failure to continue our penetration into this market would negatively impact our results of operations. We have focused on the customer service and support market since 2004. In the third quarter of 2012 we introduced Jacada Mobile Agent, our mobile customer service product offering, designed to improve the customer experience, by offering sophisticated self-service capabilities to smart phone and mobile device users. With this product introduction, we have entered the mobile customer service market. We have limited experience in this evolving market.  Our limited experience and knowledge regarding the mobile customer service and support market may impede our ability to sell our products and result in decreased revenues and increased losses. In addition, we intend to continue to invest in research and development for products in the mobile self service market, as well as products for other self service methods such as IVR, web and social media. Failure to have our research and development efforts result in marketable products, and ultimately revenue-producing products, could result in increased losses.

We must continue our investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues. Our sales and marketing teams have limited resources. During 2009 and 2010, we reduced the size of our direct sales and marketing teams as part of our cost control measures. The size of our current sales and marketing departments may not be sufficient to increase market awareness or identify and qualify a sufficient number of sales opportunities to assist in revenue growth. In addition, we believe that in certain markets our future success may be dependent upon the expansion of our indirect distribution channels, consisting of relationships with partners, system integrators, call center outsourcers, resellers and distributors. During 2012, we had relationships with a limited number of partners. The number and quality of the partnerships we maintain may not be sufficient to allow us to expand into certain markets.

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

We do not have a proven business model for the mobile customer service and support market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our mobile customer service and support solutions may be harmed or we will experience a further delay in generating revenues from these products. Our recent product offering, Jacada Mobile Agent is being offered to the market under a different pricing model then our other customer service and support products. Therefore, we do not have enough experience to determine whether our business model is correct and appropriate for new sales or follow-on sales. In the event that our chosen business model is inappropriate, we may need to modify it and adjust the manner in which we sell these products in order to close subsequent transactions. This required adjustment may adversely affect our revenues and expense levels.

Our revenues may further decline if we do not increase the number of transactions that we effect in 2013.  If we fail to sign a sufficient number of new transactions in 2013 for which we recognize revenue in 2013, our revenues and results of operations will be adversely affected, as was the case in 2012, in which we experienced a decline in revenues.

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

Revenues from our customer service and support solutions might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations.  During 2012, 2011 and 2010, revenues from our customer service and support solutions were derived from large orders from a small number of customers. In 2012, 2011 and 2010, two customers accounted for 40%, 50% and 44% of our total revenues, respectively. Currently, we believe that our revenues will continue to be dependent on a relatively limited number of significant customers for the foreseeable future, and we cannot assure you that we will make repeat sales to these customers. We also cannot assure you that new customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or significant reductions in sales from a key customer would significantly reduce our revenues and make it significantly more difficult for us to become profitable.

Competition in the market in which we operate is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced. The markets in which we operate are competitive and subject to change. Our products compete with other customer experience optimization and customer service solutions offered by other vendors including NICE Systems, OpenSpan, Pega Systems and Kana. In addition, with our new product offering, Jacada Mobile Agent, we face new competitors in the mobile customer service space, including Voxeo, Fonolo and Interactive Intelligence. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

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

Our future growth will be adversely affected and our future operating results may be adversely affected if we fail to develop and introduce new functionality for our products and new products for the customer service and support market or if our new products fail to achieve market acceptance.  In order to achieve sales growth we will need to develop and introduce new functionality for our customer service and support solutions and new products for our target market. Our ability to do so requires us to invest significant resources in research and development and in sales and marketing.  If we fail to develop, integrate and market new functionality or new products successfully, we may not be able to recover our research and development expenditures or our sales and marketing expenditures, which would adversely impact our operating results. Specifically, we have invested, and expect to continue to invest, significant resources in the development and marketing of our mobile customer service product offerings as well as products for other customer care self service methods such as IVR, web and social media. This segment of the customer service and support market is an evolving market and failure to achieve market acceptance of our products in this space may result in a failure to recover our development and marketing expenditures, which would adversely impact our operating results.

A majority of our revenues derives from the provision of professional services. We derive our revenues from license fees for our software products; fees for professional services (which include customization, implementation, and integration of our solutions); training; and maintenance and support services. In 2012, 2011, 2010 and2009 services revenues constituted a majority of our total revenues. Services revenues have lower gross margins than software revenues.  If we do not increase the portion of our total revenues attributable to software license fees or if we do not increase our professional services gross margins, we may not be able to achieve or maintain profitability.

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

In previous years, we experienced fluctuations in our periodic results of operations, which resulted, and may continue to result, in volatility in our share price. In previous years we experienced, and may continue to experience, fluctuations in our results of operations.  Factors that have contributed and may in the future contribute to fluctuations in our results of operations include: our ability to deliver our implementation and customization projects; customer acceptance of our products and solutions; the size and timing of orders; general economic conditions; market awareness; the capital spending patterns of our customers; customer concentration; and the timing of our product introductions or enhancements or that of our competitors or providers of complementary products. Because of these and other factors, our periodic revenues may fluctuate materially, especially in the current economic conditions. Therefore, the results of past periods should not be relied upon as an indication of our future performance.  It is likely that in some future periods, our operating results may again be below expectations of public market analysts or investors, which may cause our share price to decline.

Market factors, including the volume of shares traded and the market in which our shares are traded, may impact the volatility of our share price. The market price of our shares is volatile and the volume of the daily trading of our shares is very low. Effective October 2012, trading in our shares was transferred from the NASDAQ Global Market to the OTBQB Marketplace, a result of our failure to maintain the listing requirements of the NASDAQ Global Market. Our shares may furthermore be voluntarily deregistered under the Securities Exchange Act of 1934, or the Exchange Act. Therefore you may be unable to resell your shares at or above the price you paid, or at all and you may have access to less information about us. The risks described in this Item 3.D may adversely affect our share price.  Our share price, like that of many technology companies, may be subject to volatility. The volume of trading of our ordinary shares has also been very low, a factor that adversely impacts your ability to resell our shares. Our share price may be adversely affected by changes in estimates of our financial results or recommendations by securities analysts, changes in the quarterly financial results of companies perceived to be similar to us, and changes in market valuations of similar companies. In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition or results of operations.

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

Any deregistration under the Exchange Act would adversely impact your ability to sell our shares in the market due to the resulting reduction in demand and loss in liquidity for our shares. Since our shares are traded in the over-the-counter market in the OTCQB, our shares may have significantly less liquidity than securities traded on a national securities exchange, including lower trading volumes, delays in the timing of transactions, reduced securities analyst and news coverage, and lower market prices.  In such case, we will be unable to ensure that market makers will make a market in our ordinary shares or that trading of our ordinary shares will continue in the United States.

A deregistration could also have other adverse effects, including limitations on our ability to issue additional securities for financing or other purposes, or to otherwise arrange for any financing that we need in the future, and a reduction in confidence in our company by current or prospective employees, customers, suppliers and others with whom we have, or may seek to initiate, business relationships.

We could be treated as a “passive foreign investment company”, which would have adverse United States federal income tax consequences to United States holders of our shares.  In such case, U.S. holders should consider making certain elections to avoid any accompanying adverse consequences.  As a non-U.S. company, we could potentially be treated as a passive foreign investment company, or a PFIC, if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” (which we refer to as the Income Test) or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income” (which we refer to as the Asset Test).  Please see the discussion under “Item 10E. Taxation” for further details regarding these tests. We believe that we are not a PFIC for United States federal income tax purposes and we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, but we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination. Ultimately, our status is a factual determination made annually and may be subject to change.  For 2009, we relied on a specific exemption from PFIC status, which requires, among other conditions, that we were never treated as a PFIC and that we were not treated as a PFIC in the next two following years.  If we were determined to be PFIC in any preceding year, or in either 2010 or 2011, we would not have satisfied this exemption and would have been deemed to have been a PFIC also in 2009. For 2010, 2011 and 2012, we passed both the Income Test and the Asset Test, as calculated using the “Domestic Look-through Rule” discussed below, and were therefore not considered a PFIC.

In 2010, we invested $9.9 million of our cash in the common stock of various U.S. corporations. We believe that under the “Domestic Look-through Rule” of Section 1298(b)(7) of the Internal Revenue Code, such stock is considered a non-passive asset for purposes of the Asset Test described above. As a result, we were in compliance with the Income Test and Asset Test in 2010, 2011 and 2012 and were not considered a PFIC. However, should the U.S. Internal Revenue Service, or the IRS, determine that, in its opinion, such common stock is a passive asset, we will have failed the Income Test and Asset Test and would be considered a PFIC.

If we are determined to be a PFIC, a U.S. Holder, as described in “Item 10E Taxation”, may be subject to less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our ordinary shares and may be required to pay United States federal income tax at ordinary income rates for gains, dividends, as well as an interest charge on certain “excess distributions,” as explained later on.   Certain elections may mitigate these consequences and the making of these elections, or “protective elections”, may be particularly relevant this year given that our PFIC status depends on our non-PFIC status for all years prior to 2009 and on our not being a PFIC in both 2010 and 2011, and a favorable determination by the IRS as to the status of our common stocks held as marketable securities as non-passive assets for the years 2010, 2011 and 2012. See “Item 10E Taxation” for a more comprehensive discussion of our status in connection with the PFIC rules, our strategies for attempting to manage this risk and the United States federal income tax consequences if we were to be treated as a PFIC.

We expect to be subject to increasing risks of international operations. Currently we market and sell our products and services primarily in North America and Europe, from which areas we received approximately 97% of our total revenues for the year ended December 31, 2012. Managing our operations in North America and Europe requires significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products in regions other than North America and Europe.  In 2012, we expanded our sales efforts into other international areas including India and Russia and expect to expand into Latin America in 2013. Our inability to increase our worldwide operations successfully could adversely impact our business.

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

Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio.  We invest our cash, cash equivalents and marketable securities in a variety of investment vehicles in a number of countries with and in the custody of financial institutions with high credit ratings. In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  See “Item 10E Taxation” for more information regarding the purposes of these investments. In 2011, we sold the stock of one such corporation, resulting in proceeds of $1.6 million. In 2012, we sold portions of all of the common stocks in our portfolio, resulting in proceeds of $5.6 million. As of December 31, 2012, the outstanding fair value of the remaining investments was $5.8 million.

While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, limit stock market risk, and limit our investments to what we view as high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial and stock markets, which can all affect the income that we receive, the value of our investments, and our ability to sell them.  We believe that our marketable securities are carried at fair value. However, over time the economic and market environment may provide additional insight regarding the fair value of certain securities which could change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. Given the current market conditions, there is continuing risk that declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses. In addition, the investments in common stock that we made in 2010 are subject to risks associated with the stock market and the risks associated with each particular company whose common stock we hold, and if we need to liquidate some or all of those investments in order to access cash, we may be forced to sell such investments at a loss.

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

 Conditions in and around Israel could adversely affect our operations. Because our research and development facilities are located in Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Despite the negotiations towards peace between Israel and certain of its Arab neighbors, the future of these peace efforts is uncertain.  From October 2000 until recently, there was a significant increase in violence primarily in the West Bank and the Gaza Strip and negotiations between Israel and Palestinian representatives have ceased for periods of time. In January 2006, Hamas, the Islamic Resistance Movement, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates in the Palestinian Parliament and the tension among the different Palestinian factions may create additional unrest and uncertainty.  Hamas does not recognize Israel's right to exist as a state and Israel considers Hamas to be a terrorist organization. During December 2008 and January 2009, Israel was engaged in an armed conflict with Hamas and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In November 2012, when Hamas increased the scope and intensity of its rocket attacks against Israeli civilian targets, Israel commenced a military operation in Gaza in an attempt to prevent the rocket attacks and disrupt the capabilities of the militant organization. These recent conflicts involved missile strikes against civilian targets Israel, and negatively affected business conditions in Israel. There can be no assurance that attacks on Israel will not reach our facilities, which could result in significant disruption of our business. Any major hostilities involving Israel, a significant increase in terrorism or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our operations. In addition, the current tension between the Western world and Israel, on the one hand, and the Islamic Republic of Iran, on the other hand, over the latter’s nuclear weapons program carries with it the potential for armed conflict that may involve Israel. Any renewed hostilities or other factors related to Israel could have a material adverse effect on us or on our business or adversely affect our share price.

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

As a foreign private issuer, we are subject to less stringent reporting requirements than domestic filers, which may negatively impact the volume of our shares traded and the volatility of our stock price. As a foreign private issuer, we are required to report our financial results annually and are not required to report quarterly financial results as required of domestic filers. As a result, limited interim financial information may depress the volume of our shares traded, increasing the volatility of our stock price.

We may fail to continue to qualify as a foreign private issuer, making us subject to more stringent reporting requirements, which may cause us to incur additional expenses and negatively impact our results of operations. We currently meet the qualifications as a foreign private issuer. A foreign private issuer is a corporation incorporated under the laws of a foreign country except for a corporation meeting the following conditions as of the last business day of its second fiscal quarter: (1) more than fifty percent (50%) of the corporation’s voting securities are held by record, directly or indirectly, by residents of the United States and (2) any of the following conditions: (i) the majority of its executive officers or directors are United States citizens or residents, (ii) more than 50% of its assets are located in the United States and (iii) the business of the issuer is administered primarily in the United States. Because the shareholders of record may constantly change, or because we may be required, for sound business reasons, to shift our executive officers, assets or administration to the United States, we could fail to meet the qualifications as a foreign private issuer as of the end of our second fiscal quarter. Should we fail to meet the qualifications as a foreign private issuer, we will no longer be eligible to use the Securities and Exchange Commission reporting forms and rules designated for foreign private issuers, beginning with the first day of the fiscal year following the determination date. This would make us subject to substantially more reporting and general and administrative expenses, thus negatively impacting our financial results.

Item 4: INFORMATION ON THE COMPANY

A.           History and Development of the Company

Our legal and commercial name is Jacada Ltd.  We were incorporated under the laws of the State of Israel in December 1990 as a limited liability company.  On August 9, 1999, we changed our name from Client/Server Technology Ltd. to Jacada Ltd. Our commercial name is Jacada. Our registered office in Israel is 11 Shenkar Street, Herzliya 46725 Israel and our telephone number is 972-9-952-5900.  Our agent in the United States is Oren Shefler, whose address is 5901 Peachtree Dunwoody Rd. Building B Suite 550, Atlanta, Georgia 30328. Our address on the Internet is http://www.jacada.com.  The information on our website is not incorporated into this Annual Report.  We operate under the Companies Law.

Between October 1999 and October 2012, our ordinary shares were listed on the NASDAQ Global Market under the symbol “JCDA.”  Our ordinary shares were also listed on the Tel Aviv Stock Exchange, or the TASE, under the same symbol or its Hebrew equivalent commencing on June 18, 2001. On October 9, 2011 we voluntarily delisted our ordinary shares from the TASE. On October 2012, our shares were delisted from the NASDAQ Global Market and since then trading in our shares is conducted in the over-the-counter market in the OTCQB Marketplace under the symbol " JCDAF".

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

Since 2004, we have focused our business on the development, marketing and support of customer experience management and process optimization solutions that simplify and automate customer service processes.  We refer to this market as the “customer service and support market.” Our solutions bridge disconnected systems into a single, “intelligent” workspace, without requiring modification or replacement of existing systems, and help companies deliver an improved experience to their customers. Contact centers worldwide are using our solutions to automate complex processes, improve customer satisfaction and loyalty, reduce operational costs, and enforce and monitor compliance with regulatory policies and procedures.

In the third quarter of 2012, we introduced Jacada Mobile Agent, our mobile customer service product offering. Our mobile customer service products simplify and accelerate customer service to users of smart phones and mobile devices by providing visual self service flows. We expect that the use of this technology will result in a substantially reduced number of calls to the call center and reduced handling time.

We have a total solution, comprised of a customer engagement methodology, products and expertise, to help companies improve their contact center operations and provide their customer with a consistent experience across all channels, including voice, mobile, and IVR.  Our solutions are uniquely able to solve several business problems that lead to poor customer interactions, as we offer an end-to-end unified desktop, mobile self-service and customer experience optimization solutions.

Typical users of our customer service and support solutions are medium to large businesses with inbound contact centers that typically have in excess of 100 agent positions. Some of the companies that have purchased our customer service and support solutions include Cox Communications, Capita Business Services, Lillian Vernon, Quelle Contact Vertrieb,  Central Hudson Gas & Electric, Station Casinos, Telefonica O2 UK, Nationwide Insurance, E.ON, Permanent General Insurance Companies, Kabel Deutschland, Blue Cross and Blue Shield of Massachusetts and Ziggo.

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

We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies’ shares during fiscal years 2012 or 2013.

B.           Business Overview

Industry Overview

Since 2004, we have focused our business on the development, marketing and support of customer experience management and process optimization solutions that simplify and automate customer service processes. In the third quarter of 2012 we introduced Jacada Mobile Agent, our mobile customer service product offering, designed to improve the customer experience, by offering sophisticated self-service capabilities to smart phone and mobile device users. We refer to this market as the “customer service and support market.” Prior to the introduction of our customer service and support market products we had been operating in the application integration and web-enablement market for 16 years. We refer to this market as our “traditional market business.”

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

The complex customer service representative desktop results in:

•	Long average call handle times, or AHT;

•	Long and expensive training programs for the customer service representative;

•	High rate of call back or need to escalate calls to a more experienced agent;

•	High customer service representative turnover; and

•	Poor customer satisfaction and low customer retention.

Our Solutions

 We develop, market and support unified agent desktop, mobile self service and process optimization solutions that simplify and automate customer service processes and help organizations improve their customer experience.  By bridging disconnected systems into a single, “intelligent” workspace, our customer service and support market solutions create greater operational efficiency and increase agent and customer satisfaction. Our customer service and support market products simplify the desktop of customer service representatives to reduce operational costs and improve the customer experience. Our mobile customer service solutions allow our customers to deliver consistent customer service across multiple interaction channels such as smart-phone applications and web self service. Our solutions provide our clients’ organizations with a simplified customer service interaction designed to improve the efficiency and effectiveness of their customer service organization.

Benefits

Our solutions for the customer service and support market provide the following business benefits:

•
Reducing operating expense. Because our customer service and support market products present users with a single interface through which applications are accessed, they eliminate the need to navigate through and between applications. Therefore, they eliminate redundant data entry, cut keystrokes and streamline or even eliminate process steps, including time consuming call wrap-up processes, thereby generating greater agent efficiency.  This enables increased first call resolution, significant reduction in average handle times and operating costs and reduced error rates.

•
Significantly reducing customer service representative training costs.  By simplifying the customer service representative desktop and reducing the number of applications with which a customer service representative must interact, our contact center solutions allow our customers to significantly reduce their customer service representative training costs.

•
Increasing revenue opportunities. By reducing average handle times and making it easier for customer service representatives to access all of the data needed to answer a customer’s question or complete a customer’s request, our customer service and support market products enable customer service representatives to perform increased sales activities. Our scripting technologies help guide the agent through sales campaigns, leading to potentially greater revenue opportunities.

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

•
Seamless transition between self service and assisted service channels and reduced inbound call volume through increased self-service resolution. Jacada Mobile Agent bridges the gap between self service and traditional customer service contact channels and improves self service capabilities. This results in a consistent customer service experience through the various channels, reduced call handle times and reduced number of inbound calls.

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

Jacada® Mobile Agent. Jacada Mobile Agent enables end users to engage in a mobile self-service session through a smart phone application which visually maps out the steps of the customer service interaction. This visual interaction, or Visual IVR, has full support for data entry and sophisticated self-service capabilities, including being able to proactively mine knowledge bases for information and retrieve or update customer information in real time. Jacada Mobile Agent connects the customer’s self-serve interaction directly with a company’s underlying line of business applications to solve their problem. For calls that do require agent assistance, however, Jacada Mobile Agent provides a seamless transition to the voice channel from the self-service channel. Once the call is connected to the agent, all of the steps already taken by the customer, as well as any data entered, are visible to the agent. By doing so, customers will not have to repeat information. Additionally, the underlying systems can be pre-populated with the customer information, adding a further benefit of reduced handle times.

Jacada® Advisor. Jacada Advisor helps call centers improve customer service by providing real-time agent guidance, simplifying applications and automating redundant or repetitive tasks. Jacada Advisor works by capturing processes performed on an application and then automating all or parts of the process. Agents can be guided as to the next best action to perform using small pop-up’s or “bubbles” that are provided in real-time in context to the current action being performed. In addition, Jacada Advisor can monitor the activities of an Agent in an application and automatically automate routine tasks, as and when appropriate. Thanks to its flexible customer interaction scripting capabilities, the customer experience can be tailored and adjusted to deliver an optimal experience using a graphical rule based environment.

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

Principal Markets

Our principal markets are North America and Europe. We generate revenues from licensing our software products to customers and providing customers with training, professional services, product or solution support and maintenance services. Software licenses revenues constituted approximately 10%, 9% and 10% of our total revenues for the years ended December 31, 2012, 2011 and 2010, respectively, while professional services, support and maintenance revenues constituted approximately 90%, 91% and 90% of our total revenues, respectively, for the same periods.  Software licenses revenues generated from North American customers constituted approximately 8% of our total revenues in each of the years ended December 31, 2012, 2011 and 2010, while professional services, support and maintenance revenues generated from North American customers constituted approximately 50%, 39% and 44% of our total revenues, respectively, for the same periods.  Software license revenues generated from European customers constituted approximately 1% of our total revenues in each of the years ended December 31, 2012, 2011 and 2010, while professional services, support and maintenance revenues generated from European customers constituted approximately 38%, 50% and 46% of our total revenues, respectively, for the same periods.

Seasonality

Not applicable.

Sources and Availability of Raw Materials

Not applicable.

Sales and Marketing

We sell our products through our direct sales force in North America, Europe, Asia and Latin America, as well as through our indirect distribution channels, consisting of system integrators, partners and call center outsourcers. We also use indirect distribution channels in countries where we have no direct sales operations. As of December 31, 2012, we had 17 people in our sales and marketing organization, compared to 15 as of December 31, 2011.

During 2012 we maintained our business arrangements with our strategic indirect sales channels for our customer service and support solutions and also invested in the establishment of arrangements with new indirect channels. Our indirect distribution channels, which act as independent sales agents and value added resellers  for our customer service and support products include Accenture, a global management consulting, technology services and outsourcing provider, and IBM Global Services, Tieto and Wipro, each a large global IT services provider. It is our expectation that our indirect distribution channels will extend our market reach by increasing market awareness of our solutions and presenting us to potential customers. We intend to continue to invest in 2013 in the development of our indirect sales channels.

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

Our research and development expenses were $3.5 million, $2.9 million and $3.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.  As of both December 31, 2012 and 2011, 21 professionals were engaged in research and development activities. See also “Item 5: Operating and Financial Review and Prospects, A. Operating Results, Total Operating Expenses.”

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

Certain features of our Jacada Workspace Agent Desktop product are based on technology licensed to us under a distribution agreement that we entered into in October 2012. The distribution agreement provides for a royalty based right to distribute the technology bundled with our own products, or on a stand-alone basis.

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

The relative importance of each of these factors depends upon the specific customer environment. Although we believe that our products and services currently compete favorably, we may not be able to maintain our competitive position against current and potential competitors. The mobile customer service space, which we entered in the third quarter of 2012 with the introduction of our Jacada Mobile Agent product, is an emerging market and, while we believe our product will compete favorably with others in this market, we may not be able to gain a competitive advantage in this space. In addition, many companies choose to deploy their own information technology personnel or utilize system integrators to write new code or rewrite existing applications in an effort to develop new solutions. As a result, prospective customers may decide against purchasing and implementing externally developed and produced solutions such as ours.

Our customer service and support products compete with other contact center solutions offered by vendors including OpenSpan, NICE Systems, Pega Systems, Cicero and Kana. In addition, with our new product offering, Jacada Mobile Agent, we face new competitors in the mobile customer service space, including Voxeo, Fonolo and Interactive Intelligence. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, or other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. In addition, our potential customers may choose to deploy traditional CRM application software, or utilize their own information technology personnel or system integrators, to write new code or rewrite existing applications in an effort to develop their own customer service and support solutions.

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

As of December 31, 2012, we had not yet begun to generate taxable income for purposes of the Capital Investment Law. Once we do generate taxable income, if we fail to comply in whole or in part with the conditions and criteria set forth under this law, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we may receive, adjusted for inflation and interest.

As of December 31, 2012 we believe that we are in compliance with all of the conditions required by the law.

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

C.           Organizational structure

We own 100% of the stock of Jacada, Inc., a corporation organized under the laws of the State of Delaware and 100% of the stock of Jacada (Europe) Limited, a company organized under the laws of England. Jacada (Europe) Limited owns 100% of the stock of Jacada Deutschland GmbH, a limited liability company organized under the laws of Germany. In October 2012 we sold 100% of the stock of Jacada Nordic AB, a company organized under the laws of Sweden, which had been fully owned by Jacada (Europe) Limited.

D.           Property, Plants and Equipment

Our headquarters and principal administrative, research and development operations are located in approximately 7,100 square feet of leased office space in Herzliya, Israel. This lease expires in March 2015.

In the United States, we lease approximately 11,000 square feet in Atlanta, Georgia, which we utilize for marketing, sales, administration, service and technical support. The lease expires in June 2017.

Item 4A: UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Operating Results

Overview

We develop, market and support customer experience management and process optimization solutions that simplify and automate customer service processes.  By bridging disconnected systems into a single, “intelligent” workspace, and by improving our customers' self service capabilities through various services channels like a smart phone application, our solutions create greater operational efficiency and increase agent and customer satisfaction. We also provide related professional services, including training, consulting, support and maintenance.

We were incorporated in December 1990. In 2004, we introduced Jacada Fusion and elected initially to target corporate customer contact centers. Jacada Fusion may be also used by our customers for back office applications.  In the third quarter of 2005, we introduced a solution specifically for customer service representatives called Jacada WorkSpace, now known as Jacada WorkSpace Agent Desktop.

In the third quarter of 2012 we introduced Jacada Mobile Agent, our first mobile customer service product offering, designed to improve the customer experience, by offering sophisticated self-service capabilities to smart phone and mobile device users.

 For the year ended December 31, 2012, our revenues decreased to $10.8 million from $12.4 million in the prior year. Over the past three years, the continuing weakness and uncertainty in the economy impacted revenues as some prospective customers postponed decisions for large projects or lengthened their decision cycle to ensure that they had an adequate return on investment before contracting for a customer service and support solution. As a result, we continued to experience long sales cycles. In addition, we were subject to increased competition from vendors offering smaller scale and less expensive solutions. Consequently, we faced increasing pricing pressure.

However, during 2011 and 2012, we put in place measures that would facilitate revenue growth. These measures included the introduction of new versions of our products which ease the implementation, requiring less investment from our customers and improving their return on investment. These measures also included the introduction of new products to expand our market and potential for new revenues. To accomplish this, we invested a larger portion of our revenues in research and development, resulting in new versions of Jacada Workspace Agent Desktop, Jacada Integration and Automation, Jacada Agent Scripting as well as new products, including Jacada Advisor and Jacada Mobile Agent, our first product in the mobile customer service market. At this same time, we increased our sales and marketing expenditures, focused on new territories, for example India and Russia, and marketing programs for our new products and markets, for example investing in analyst coverage of the emerging mobile customer service market.

While increasing our investment in research and development, we have taken other steps to reduce our general and administrative expenses, primarily focused on public operating costs.

We had a net loss of $6.4 million in the year ended December 31, 2012, compared to a net loss of $6.8 million in the year ended December 31, 2011.  Despite the reduction in revenue 2012 and the increased investment in research and development and sales and marketing, the significant savings in general and administrative expenses, as well as improved gross margins in services, allowed us to reduce our loss from 2011 to 2012.

In 2012, we derived approximately 40% of our revenue from two customers. To the extent that this trend continues, our revenues will be dependent on a relatively limited number of significant customers. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to become profitable.

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

Goodwill is first tested for impairment by comparing the fair value of the reporting unit with its carrying value. We operate under a single reporting unit. Fair value is determined using the discounted cash flows method and market capitalization. We perform impairment tests during the third fiscal quarter. Following the test in the third quarter of 2010, no impairment losses were identified. However, subsequent to our third quarter annual impairment test in 2010, changes in our projected revenues and cash flows from operations indicated that we should re-perform the test for goodwill impairment. During this subsequent test, the fair value of our reporting unit was found to be less than our carrying value. As a result, we were required to move to the second phase of a goodwill impairment test. In this phase, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Our results indicated that our entire goodwill balance of $3.1 million was impaired and as a result, we recorded a $3.1 million impairment charge during the fourth quarter of 2010. Subsequently, no goodwill is recorded on the balance sheet.

Valuation of investment in marketable securities.  Our marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported in accumulated other comprehensive income in shareholders' equity. For debt securities, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income (loss).

For equity securities, an entity must recognize in earnings all declines in fair value below the cost basis that are considered other than temporary. However, if the entity evaluates that an impairment is not other-than-temporary but does not have the intent and ability to hold the equity security until the anticipated recovery of its cost basis, an impairment loss is recognized in earnings. During 2011 and 2010, we recorded an other-than-temporary loss with respect to our equity marketable securities in amounts of $336,000 and $95,000, respectively, reflected in “Financial income, net” in our Consolidated Statement of Operations. Approximately $172,000 of other-than-temporary losses have been reversed in association with the sale of our marketable securities. There were no other-than-temporary impairments recorded in 2012.

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

Adoption of new accounting standards

 In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 "Comprehensive Income". The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, deferring the effective date for amendments outlined in ASU 2011-05. We have elected to present two separate but consecutive statements and such adoption is reflected in our consolidated financial statements included in this Form 20-F.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, codified in ASC 820 "Fair Value Measurement". The guidance requires an entity to provide a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will became effective for the Company beginning January 1, 2012. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

None.

Results of Operations

Our historical operating results for the years ended December 31, 2012, 2011 and 2010 as a percentage of total revenues are as follows:

	2012	2011	2010
Revenues:
Software Licenses	10%	9%	10%
Services	64	68	76
Maintenance	26	23	14
Total revenues	100%	100%	100%
Cost of revenues:
Software Licenses(*)	6	8	21
Services(*)	88	89	78
Maintenance(*)	23	27	31
Total cost of revenues	62	68	66
Gross profit	38	32	34
Operating expenses:
Research and development	33	23	20
Sales and marketing	45	29	29
General and administrative	28	34	28
Goodwill impairment	-	-	18
Restructuring	-	-	1
Total operating expenses	105	86	96
Operating loss	(67)	(54)	(62)
Financial income, net	8	-	-
Loss from operations before taxes	(59)	(54)	(62)
Income tax (expense) benefit	(1)	(1)	-
Net loss	(60)	(55)	(62)

* Respective revenues

Years Ended December 31, 2012, 2011 and 2010

Revenues and Cost of Revenues

Revenues.  Revenues were $10.8 million, $12.4 million and $17.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. The revenue decrease in 2011 resulted primarily from a depleted backlog at the end of 2010 and weak bookings during 2011. In 2012, we signed several new significant contracts, however these were not executed until late in 2012. As a result, there was very little progress towards completion of these projects, if any, therefore contributing little to revenue in 2012. The depleted backlog at the end of 2011, combined with the impact of contracts signed late in 2012, resulted in the decline in revenue from 2011 to 2012. Backlog, excluding maintenance renewals, was $5.7 million, $2.4 million and $4.9 million as of December 31, 2012, 2011 and 2010, respectively.

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

In each of 2012, 2011 and 2010, a significant portion of our revenues was derived from a few large orders. In 2012, 2011 and 2010, two customers accounted for 40%, 50% and 44% of our total revenues, respectively.

Software licenses revenues. Software license revenues were $1.1 million, $1.1 million and $1.6 million, or 10%, 9% and 10% of our total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. During 2012, 2011 and 2010, approximately 70%, 89% and 83%, respectively, of our revenue was generated from existing customers, which typically represents additional services engagements with a limited, if any, software component. In 2012, we signed several new significant contracts, which generally include a sizeable software component, however these were not executed until late in 2012. As a result, there was very little, if any, progress towards completion of these projects. Because we recognize revenue using the percentage of completion method, these contracts, therefore, contributed little to software revenue in 2012.

Despite the high percentage of revenue from existing customers in 2011, we did, nevertheless, enter into several software license agreements with new customers in 2011. In 2011, the challenging economic conditions continued to inhibit prospective customers from entering into large capital intensive projects and thus limited our transactions with new customers.

Service revenues. Service revenues were $6.9 million, $8.4 million and $13.0 million, or 64%, 68% and 76% of our total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. Service revenues are generated primarily from installation, implementation and customization of our software products. As mentioned previously, we had several significant new contracts signed during 2012, however, because these implementations were not started until late in the year, little revenue was recognized from the new contracts. This meant that the substantial majority of our services revenue in 2012 was from add-on services to existing customers. As several projects came to a conclusion, services revenue from one particular customer declined from $4.4 million in 2011 to $2.1 million in 2012, representing the primary reason for our decline in services revenue from 2011 to 2012.  Service revenues declined in 2011 as a result of the decreased backlog at the end of 2010 and lower bookings in 2011. During 2010, we had several large implementations in process, along with other smaller services engagements. The majority of these implementations were completed during 2010 or in early 2011. With reduced services from new customers, service revenues declined during 2011. Most of the service revenues during 2011 was generated from add-on business to existing implementations.

Maintenance revenues. Maintenance revenues were $2.8 million, $2.8 million and $2.5 million, or 26%, 23% and 14% of our total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. Maintenance revenues remained consistent between 2011 and 2012. Given the current economic climate, some of our customers terminated maintenance or decreased the number of licenses under support. This was offset by the start of maintenance for new customers and general price increases for maintenance renewals, resulting in consistent maintenance revenues between 2012 and 2011. The increase in maintenance revenues in 2011 compared to the 2010 primarily reflected an increase in the number of customers covered by maintenance and support services.

Total Cost of Revenues. Total cost of revenues was $6.7 million, $8.4 million and $11.2 million, representing 62%, 68% and 66% our total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. The decrease in total cost of revenues from 2011 to 2012 and from 2010 to 2011 was directly related to the decline in revenues in those same periods. However, cost of revenues, as a percentage of revenues, declined from 68% in 2011 to 62% in 2012, primarily due to improvements in both the services and maintenance and support gross margins as we drove efficiencies in the services and support organizations. Costs of revenues, as a percentage of revenues, increased from 66% in 2010 to 68% in 2011, mainly due to one project which required more resources than originally anticipated by us. This increase was partially offset by a decrease in our royalty payments and by our not having to make a one-time payment for source code or a write off of inventoried licenses, as we had in 2010.

Cost of software licenses revenues was $0.1 million, $0.1 million and $0.3 million or 6%, 8% and 21% of software revenues for the years ended December 31, 2012, 2011 and 2010, respectively. As software license revenue remained consistent between 2011 and 2012, the associated cost of software licenses remained consistent as well. The decrease in the cost of software licenses revenues from 2010 to 2011 was mainly due to a decrease in royalty payments resulting from the 2010 purchase of source code connected with a product on which we have historically paid royalties, as well as a decrease in expenses associated with a one-time $0.1 million write-off of inventoried OEM licenses recorded in 2010 but not in 2011.

Cost of service revenues was $6.0 million, $7.5 million and $10.1 million, or 88%, 89% and 78% of service revenues for the years ended December 31, 2012, 2011 and 2010, respectively. Services margins improved slightly from 11% in 2011 to 12% in 2012. While our services revenue declined from 2011 to 2012, our staffing requirements declined as well, and we adjusted accordingly. However, in anticipation of the new contracts executed late in 2012, a portion of our staff was retained, although such persons were not yet generating revenue from work on new contracts, which contributed to the continued depressed margins in 2012. The decrease in service margins from 22% in 2010 to 11% in 2011 was mainly due to one project in 2011 that required our utilization of more significant resources than originally planned in order to complete it, with no additional accompanying revenues being realized by us. In addition, in the latter part of 2011, we had to assign resources to several non-billable services projects, the cost of which, without associated revenues, depressed our service margins. Service headcount during 2012, 2011 and 2010 averaged approximately 35, 36 and 45 individuals, respectively. We ended 2012 with 29 employees engaged in providing services. Please see the Risk Factor entitled: “Failure to deliver professional services efficiently could negatively impact our gross margins.”

Cost of maintenance revenues was $0.6 million, $0.8 million and $0.8 million, or 23%, 27% and 31% of maintenance revenues for the years ended December 31, 2012, 2011 and 2010, respectively. Maintenance headcount during each of 2012, 2011 and 2010 averaged approximately 4, 5 and 5 individuals, respectively. The decline in headcount, a result of driving efficiencies in our support department, allowed us to increase our maintenance and support margins from 73% in 2011 to 77% in 2012. Headcount also remained consistent from 2010 to 2011, however, reductions in recruiting and travel expenses helped to slightly reduce total cost of maintenance revenues.

Total Operating Expenses. Total operating expenses in 2012 were $11.3 million, representing an increase of $0.6 million compared to $10.7 million in 2011. In an effort to stimulate revenue growth, we invested heavily in research and development and sales and marketing activities in 2012, resulting in a $1.9 million increase in operating expenses. This was offset by savings in general and administrative expenses of $1.3 million. Total operating expenses in 2011 were $10.7 million, representing a decrease of approximately $5.9 million, or 35%, compared to $16.6 million in 2010. The decrease in operating expenses from 2010 to 2011 was mainly achieved via cost reduction measures that began to be implemented during 2010, the effect of which was primarily realized in 2011.  Our average overall headcount decreased from 117 in 2010 to 91 in 2011 and to 98 in 2012. During 2010, we recognized a goodwill impairment charge of $3.1 million, which was reflected in our operating expenses.

Research and Development.  Research and development expenses were $3.5 million, $2.9 million and $3.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. In an effort to stimulate revenue growth, we invested heavily in research and development in 2012 to build new version of our existing products and to develop new products, including Jacada Mobile Agent and Jacada Advisor. The decrease in research and development expenses from 2010 to 2011 was primarily the result of a decrease in our average research and development headcount from 23 in 2010 to 19 in 2011, which resulted in savings of $0.3 million, and was furthermore due to our not incurring a one-time expense for the purchase of source code, as we had in 2010. In 2010, we paid $0.3 million to third parties for purchases of source code and consulting services. As a percentage of total revenues, research and development expenses were 33%, 23% and 20% for the years ended December 31, 2012, 2011 and 2010.

Sales and Marketing.  Sales and marketing expenses were $4.8 million, $3.6 million and $5.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. In 2012, we increased our sales and marketing expenditures, focused on new territories, for example India and Russia, and marketing programs for our new products and markets, for example investing in analyst coverage of the emerging mobile customer service market. The decrease in sales and marketing expenses of $1.4 million in 2011 was primarily the result of a decrease in the average sales and marketing headcount from 21 in 2010 to 14 in 2011, resulting in savings of $1.0 million, as well as decreased commissions of $0.1 million associated with the decline in revenues in 2011, and a reduction of $0.3 million in other marketing expenses in 2011. During 2011, in an effort to reduce costs, we elected to focus on lower-cost lead generation activities, for example, webinars and website demonstrations of our products. As a percentage of total revenues, sales and marketing expenses were 45%, 29% and 29% for the years ended December 31, 2012, 2011 and 2010, respectively.

General and Administrative.  General and administrative expenses were $3.0 million, $4.3 million and $4.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. As a percentage of total revenues, general and administrative expenses were 28%, 34% and 28% for those years. The decrease in general and administrative expenses from 2011 to 2012 was the result of (i) reduced professional fees of $0.8 million including board fees, legal fees, audit fees, and stock exchange fees, (ii) reduced salaries of $0.4 million, primarily representing a reduction of severance costs recognized in the previous year (iii) reduced stock compensation expense of $0.1 million and (iv) other general expense savings such as reduced rent associated with moving our US offices. The decrease in general and administrative expenses from 2010 to 2011 was primarily the result of a reduction in average general and administrative headcount from 23 to 17, resulting in savings of approximately $0.5 million, and a decrease in stock based compensation of approximately $0.3 million offset, in part,  by $0.2 million severance cost.  .

Goodwill impairment. During 2010, as part of the impairment test of goodwill, the entire goodwill balance of $3.1 million was determined to be impaired, and, as a result, a $3.1 million impairment charge was recorded.

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

Financial Income (Loss), Net.  Financial income (loss), net, was $0.9 million, $(12,000) and $0.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Financial income in 2012 consisted of a $0.7 million gain on the sale of marketable securities, $0.2 million in dividend income, offset in part by foreign currency translation losses and bank charges of $0.1 million. Financial loss in 2011 consisted of $0.3 million other –than- temporary loss on our marketable securities, which was mostly offset by $0.3 million in dividend income, foreign currency translation gains, interest income and gains on the sale of one of the marketable securities that we had held. Financial income in 2010 consisted of $0.1 million in interest income and $0.2 million in dividend income, offset in part by foreign currency translation losses and bank charges of $0.1 million and an other-than-temporary loss on marketable securities of $0.1 million. During each of 2010 and 2011, we recognized an other-than-temporary loss on our marketable securities because it was more likely than not that we would be required to sell the particular marketable security before the recovery of its cost basis. See also “Item 3: Key Information. D. Risk Factors. Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Pre-tax Loss from Continuing Operations. As a result of the above factors, our customer service and support business generated pre-tax losses of $6.4 million in 2012, $6.7 million in 2011 and $10.6 million in 2010.

Tax expense. In 2012, 2011 and 2010, we had tax expenses of $55,000, $62,000 and $49,000, respectively, which were due to current income tax expenses that primarily reflected alternative minimum taxes due in the United States.

As of December 31, 2012, we had an Israeli net operating loss carryforward of approximately $43 million which can be carried forward and offset against taxable income with no expiration date. As of December 31, 2012, our U.S subsidiary had a U.S. net operating loss carryforward for income tax purposes of approximately $0.8 million. The net operating loss carryforward expires within 10 to 14 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. As of December 31, 2012, our European subsidiaries had net operating loss carryforwards for income tax purposes of approximately $2.5 million, which can be carried forward and offset against taxable income with no expiration date.

Net Income (Loss). As a result of the above-described factors, we recorded net losses of $6.4 million, $6.8 million and $10.6 million in 2012, 2011 and 2010, respectively.

B.            Liquidity and Capital Resources

Since our inception, we have funded operations through the private placement and public offering of equity securities, internal operations, the sale of our traditional market business and, to a lesser extent, borrowings from financial institutions.

As of December 31, 2012, we had $10.0 million of cash and investments, including $0.5 million of restricted cash, $3.7 million of cash and cash equivalents and $5.8 million of marketable securities. Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition. Our marketable securities are available for sale, but may be subject to losses due to fluctuations in the market. During 2012, operating activities used approximately $4.8 million in cash. The major components of this use of cash were our net loss of $6.4 million, offset, in part, by adjustments for non-cash expenses such as $0.4 million for depreciation, and changes in working capital of $2.0 million. The major components of this change in working capital were an increase in deferred revenues of $1.6 million, a decrease in accounts receivable of $0.7 million. The increase in deferred revenues and decrease in accounts receivable reflect a combination of cash inflow from improved collections and the initial payment for certain contracts signed late in 2012, but for which the implementations had not begun (in other words, collection of cash in advance of performance, or deferred revenue).

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

In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  See “Item 10.E Taxation” for more information regarding these investments. In 2011 we sold the stock of one such corporation, resulting in proceeds of $1.6 million. In 2012, we sold portions of each of the common stocks in our portfolio, resulting in proceeds of $5.6 million, which reflected a gain of $0.7 million. As of December 31, 2012, the fair value of our remaining investments in these stocks was $5.8 million, representing a $1.0 million unrecognized net gain on investments, after we had previously recorded an other-than-temporary loss of $0.1 million and $0.4 million with respect to these investments during 2010 and 2011. As of March 31, 2013, the fair value of these investments was $6.4 million.

Expenditures for property and equipment were approximately $0.1 million, $0.2 million, $0.4 million and $6,000 for the years ended December 31, 2012, 2011 and 2010, and for the three month period ended March 31, 2013, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations.

Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations, acquisitions and other factors.   We believe our working capital is sufficient for our projected requirements.

Impact of Taxation. Please refer to Items 3.D, 4.B and 10.E for certain information regarding tax benefits in Israel.

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

Our research and development expenses were $3.5 million, $2.9 million and $3.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, 2011 and 2010, we had 21, 21 and 16 employees engaged in our product development activities, respectively. See “Item 5. Operating and Financial Review and Prospects, A. Operating Results. Restructuring Charges” for disclosure regarding the reduction of our workforce in 2010, which included the elimination of nine research and development positions.

D.            Trend Information

We believe that our sales cycle for our customer service and support market products might continue to be lengthened due to the reasons discussed in the risk factors referenced below. As a result, we are unable to determine what impact, if any, this may have on our business model.  See Risk Factors “Our business model is focused on continued growth in a market in which we have only several years of experience. Failure to continue our early penetration into this market would negatively impact our results of operations”,  “We do not have a proven business model for the mobile customer services and support market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our mobile customer service and support solutions may be harmed or we will experience a further delay in generating revenues from these products” and “Weak and uncertain global economic conditions, including continued credit constraints, could continue to adversely affect us” for a discussion of the potential effects of this trend.

We have focused on the customer service and support market since 2004. In the third quarter of 2012 we introduced Jacada Mobile Agent, our mobile customer service product offering, thus entering the mobile customer service market. In addition, we expect to invest in the development of products for other customer self service methods such as IVR, web and social media. Our limited experience and knowledge regarding the mobile and other customer self service and support markets may impede our ability to sell our products. In addition, our continued investment in products for this market, which may not result in revenue-producing products, could result in increased losses. See Risk Factor “Our business model is focused on continued growth in a market in which we have only several years of experience.  Failure to continue our penetration into this market would negatively impact our results of operations.”

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

Until 2012, our backlog had been decreasing and may decrease again if we do not maintain or increase the number of our transactions. See: “Item 5: Operating and Financial Review and Prospects. A. Operating Results, Revenues and Cost of Revenues” for further disclosure regarding our revenue recognition policies. Reduced backlog means that we will be more dependent on signing new transactions in order to generate revenues.  See “Risk Factor: Our revenues may decline if we do not increase the number of transactions we enter into in 2013” for a discussion of the potential effects of this trend.

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

F.             Tabular Disclosure of Contractual Obligations.  The following table summarizes our contractual obligations and commercial commitments as of December 31, 2012:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facilities	$1,556	$357	$942	$257	-
Severance pay*	$359	-	-	-	-

* Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. For employees whose employment commencement date is prior to January 1, 2005 these obligations are payable only upon the termination of the respective employees. However, while this amount may be reduced upon voluntary termination by an employee, it is not our general practice to reduce the amounts of severance payments in cases of voluntary termination. As of December 31, 2012, we had $0.1 million in our severance pay funds, which will be used to satisfy a portion of our obligations.

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

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth certain information regarding our executive officers and directors as of April 15, 2013:

Name	Age	Position
Gideon Hollander(1)	48	Co-Chief Executive Officer and Chairman of the Board of Directors
Guy Yair	41	Co-Chief Executive Officer
Caroline Cronin	42	Chief Financial Officer
Yossie Hollander	55	Director
Ohad Zuckerman(2)(1)	48	Director
Gittit Guberman(2)	57	Director
Avner Atsmon(2)	50	Director

(1)           Member of the Options Committee
(2)           Member of the Audit Committee

Gideon Hollander was a co-founder of Jacada in 1990. Mr. Hollander has been the active Chairman of our Board of Directors since February 2012 and our Chief Executive Officer since August 2011 (having shared the latter position, in the capacity of Co-Chief Executive Officer, between August 2011 to March 2012, and since August 2012). Mr. Hollander also previously served as our Chief Executive Officer from 1990 to December 2007 and our Chairman of our Board of Directors from January 2008 to August 2011, participating in an active role in the latter capacity from January 2011 to August 2011. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations.  Gideon Hollander is Yossie Hollander’s brother.

Guy Yair joined us in June 2011 as Senior Vice President and General Manager, EMEA and APAC, prior to being promoted to Co-Chief Executive Officer in August 2012. Prior to joining Jacada between 2007 and 2012, Mr. Yair served as General Manager of Enterprise Line of Business for Alvarion, a high tech equipment manufacturer. Between 1998 and 2007 Mr. Yair served in sales and marketing executive management positions at Rad-Bynet Group, a group of companies specializing in data communication, computing and telecommunications. Mr. Yair holds an Executive MBA from Tel Aviv University Recanati School.

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

Yossie Hollander has been director since 1990 and was the Chairman of our Board of Directors from November 1995 to December 2007. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Mr. Hollander is a member of the executive board management committee of the Weizmann Institute of Science. He is on the board of councilors of the USC Dornsife College of Arts and Sciences and is a member of the Advisory board of the Cornell Atkinson Center for Sustainable Future. Yossie Hollander is Gideon Hollander’s brother.

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

Ms. Gittit Guberman joined us in October 2010 as a director. Ms. Guberman also serves as an external director of Tel Aviv Stock Exchange, Cham Foods (Israel) Ltd. and RoboGroup T.E.K. Ltd. From 2007 until 2012 served as the CFO of Micronet Ltd. Ms. Guberman served as a member of the board of directors of Israel Discount Bank from 2009 until 2010 and from 2002 to 2008 Ms. Guberman served in various positions in Incredimail Ltd., the latest of which was director. Prior to 2002 Ms. Gubermen served as an attorney and investment banker with Eihut Capital Markets Ltd. Between 2002 and 2008 Mrs. Guberman also served as an external director of the Tel-Aviv Stock Exchange. Ms. Guberman has a B.Sc. in economics and mathematics, an M.A. in Economics, an M.B.A and an L.LB from the Hebrew University of Jerusalem. Ms. Guberman is also a consultant to E. S. Shimron, I. Molho, Persky & Co, Advocates.

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

B.            Compensation

The aggregate remuneration that we paid for the year ended December 31, 2012 to all executive officers and directors as a group was $0.7 million in salaries, fees, commissions and bonuses. Certain members of the executive management participate in a bonus plan whereby bonuses or commissions may be paid upon the achievement of certain revenue, booking or operating income targets.  Since August 2008, each our directors has received annual compensation of NIS 42,600 (approximately $11,000), plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended.  In addition, all directors are entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as board members, including attending board of directors meetings.  Directors also receive options to purchase our ordinary shares.

Mr. Gideon Hollander, our Co-Chief Executive Officer and active Chairman of the Board, receives, effective as of January 2011,  a monthly fee of NIS 83,333 (equal to approximately $22,000 based on the current rate of exchange between the New Israeli Shekel and US Dollars) as total consideration for his services to our company. In addition Mr. Hollander received, in February 2012, a one-time bonus in an amount of NIS125,000 (equal to approximately $33,000 based on the current rate of exchange between the New Israeli Shekel and US Dollars) in respect of his services to our company since the start of 2011.

As of March 15, 2012 options to purchase 254,250 ordinary shares granted to our directors and executive officers (7 persons) under our option plans were outstanding. The weighted average exercise price of these options was $6.63 per share ranging from $0.85 to $16.36, and the expiration dates of the options range from August 26, 2013 to January 31, 2020.

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

At our annual meeting in August 2004, our shareholders voted to fix the number of directors at six directors. We currently have only five directors. In accordance with the terms of our articles of association, the board of directors is divided into four classes, with the following terms of office:

•	Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2015;

•	Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2013;

•	Class III directors, whose terms expire at the annual meeting of shareholders to be held in 2014; and

•	A class of directors whose terms expire after one year, at each annual meeting of shareholders.

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

We do not have service contracts with any of our directors, other than with Gideon Hollander, our Co-Chief Executive Officer and active Chairman of the Board, that provides for benefits upon termination of employment. Mr. Hollander's service agreement with the company requires a thirty (30) day notice of termination, entitling him to one month's service fee of NIS 83,000 (equal to approximately $22,000 based on the current rate of exchange between the New Israeli Shekel and US Dollar).

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

Under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors.  An “unaffiliated director” is defined as either an external director or as a director who meets the following criteria:

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

Pursuant to the requirements of the Companies Law, we have appointed an audit committee, consisting of three members, each of whom is considered an unaffiliated director under the Companies Law. The current members of the audit committee are Ohad Zuckerman, Avner Atsmon and Gittit Guberman.

In addition, the Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. We have appointed Mr. Doron Cohen from Fahn Kanne Control Management Ltd. (an affiliate of Grant Thornton LLP) to serve as our internal auditor.

Options Committee

Our board of directors has appointed an options committee, which bears the responsibilities related to granting of options under our stock options plans in accordance with policies determined by our board of directors.

The current members of the options committee are Gideon Hollander and Ohad Zuckerman.

Compensation Policy and Committee

Under a December 2012 amendment to the Companies Law, we will be required to appoint a compensation committee and to establish a policy regarding the terms of engagement of office holders, or a compensation policy. Such compensation policy will need to be set by our board, after considering the recommendations of our newly-appointed compensation committee, and will require shareholder approval.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

•	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

•	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

•	the impact of disparities in salary upon work relationships in the company;

•	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

•
as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•
the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements; and

•	the minimum holding or vesting period for variable, equity-based compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation.

Under the amendment, the compensation committee will be responsible for (a) recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of our office holders as well as functions previously fulfilled by our audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•
recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to the board periodic updates to the compensation policy;

•	assessing implementation of the compensation policy; and

•	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders (under special circumstances).

The compensation committee must consist of at least three (3) members, including all of our external directors. Each remaining compensation committee member must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee will be subject to the same Companies Law restrictions as the audit committee as to (a) committee membership and (b) who may not be present during committee deliberations (as described under “—Approval of Related Party Transactions Under Israeli Law— Fiduciary Duties of Directors and Executive Officers— Disclosure of Personal Interests of an Office Holder” below).

We have not yet appointed our compensation committee, but intend to do so in 2013, in keeping with the requirement that we do so within a reasonable time after the effectiveness of the Companies Law amendment in December 2012. Under that amendment, we will have until September 12, 2013 to adopt our compensation policy.

External Directors

Under the Companies Law, the boards of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors.

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

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and our compensation committee (once it is formed) must include all external directors then serving on the board of directors.  Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to applicable regulations.  Compensation of an external director is determined prior to his or her appointment and may not be changed throughout his or her term (subject to certain exemptions).

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

D.            Employees

As of December 31, 2012, we had 32 employees in Israel, 37 in the United States and 19 in Europe. Of our 88 employees, 21 were engaged in research and development, 17 in sales, marketing and business development, 33 in professional services and technical support and 17 in finance, administration and operations.  With respect to our Israeli and European employees, we are subject to local labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay, termination of employment procedures and other conditions of employment.

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

The following tables set forth as of the end of each of the last three fiscal years, the number of our employees, categorized by activity and geographic location:

As of December 31,	2012	2011	2010

Research and Development	21	21	16
Marketing, Sales, Services and Customer Support	50	57	60
Administration Management and Information Systems	17	17	20
Total	88	95	96

As of December 31,	2012	2011	2010

Israel	32	31	28
United States	37	42	43
Europe	19	22	25
Total	88	95	96

E.             Share Ownership

Other then Gideon Hollander and Yossie Hollander, whose shareholdings are described in Item 7 below, none of our officers and directors owns in excess of one percent of our outstanding ordinary shares.

Option Plans

We currently maintain three option plans, the 1999 Option Plan, the 2003 Share Option Plan and the 2012 Share Option and Incentive Plan. The purpose of our option plans is to afford an incentive to officers, directors, employees and consultants of ours, or any of our subsidiaries, to acquire a proprietary interest in us, to continue as officers, directors, employees and consultants, to increase their efforts on behalf of us and to promote the success of our business.

As of December 31, 2012, 1,133,705 ordinary shares were available for future grants under these option plans to be granted to officers, directors, employees and consultants. As of December 31, 2012, options to purchase 520,960 ordinary shares were outstanding under the option plans. As of December 31, 2012, the weighted average exercise price of options outstanding under our option plans is $5.84. Our option plans are administered by our board of directors and the options committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants. In addition, pursuant to the option plans, the exercise price of options shall be determined by our board of directors or our options committee but may not be less than the par value of the ordinary shares and is typically the fair market value on the date of grant.  The vesting schedule of the options is also determined by our board of directors or our options committee but generally the options vest over a four year period.  Generally, options granted under the option plans are exercisable until seven to ten years from the date of the grant.  The 1999 Option Plan and the 2003 Share Option Plan expired on December 31, 2009 and December 31, 2012, respectively.

As of March 31, 2013 options to purchase 388,000 ordinary shares granted to our directors and executive officers (7 persons) under our option plans were outstanding. The weighted average exercise price of these options was $4.88 per share ranging from $0.85 to $16.36, and the expiration dates of the options range from August 26, 2012 to January 31, 2020.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth, to the best of our knowledge, as of March 15, 2013, those shareholders that own 5% or more of our capital stock and officers that own 1% or more of our capital stock.

Name of Beneficial Owner	Number of Shares Owned	Percentage*
Yossie Hollander (1)	546,003	13.06%
Gideon Hollander (2)	453,747	10.75%
New Resources (3)	230,000	5.53%
Gunar Anstalt (4)	223,750	5.38%
Lloyd I. Miller, III (5)	764,553	18.38%

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

(1)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander.  Represents 325,320 ordinary shares owned individually by Mr. Hollander, 75,668 ordinary shares owned by Mr. Hollander’s spouse and 125,015 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein.  Includes 20,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares and an aggregate of 387,400 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests.  Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts.  Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported.  The address of Mr. Hollander is 5901 Peachtree Dunwoody Road, Building B, Suite 550, Atlanta, Georgia 30328.

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

(5)
Based on a Schedule 13G filed with the Commission on December 31, 2012. The Company makes no representation as to the accuracy or completeness of the information reported. Mr. Miller’s address is 222 Lakeview Avenue Suite 160-365 West Palm Beach, Florida 33401.

The shareholders that own 5% or more of our capital stock do not have different voting rights.

Based upon a review of the information provided to us by our transfer agent, as of April 23, 2013, there were 53 holders of record of our shares, of which 42 record holders holding 3,468,242, or approximately 84%, of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record 3,340,206 ordinary shares on behalf of an firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B.            Related Party Transactions

As of August 2008 our directors each receive annual compensation of NIS 42,600 (approximately $11,000) plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended.  In addition, Mr. Gideon Hollander, our Co-Chief Executive Officer and active Chairman of our Board of Directors has received, and continues to receive, compensation for his services in various capacities to our company.  See “Item 6: Directors, Senior Management and Employees” for a description of the compensation payable to our directors and Mr. Hollander.

C.            Interests of Expert and Counsel

Not applicable.

Item 8: FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Export Sales

We generated $6.2 million, constituting approximately 58% of our revenues, in North America and $4.2 million, constituting approximately 39% of our total revenues, in Europe through wholly owned subsidiaries during the year ended December 31, 2012. Our export sales consist mainly of intercompany transactions with our subsidiaries.

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

Item 9: THE OFFER AND LISTING

A.           Offer and Listing Details

Share History

Our ordinary shares were quoted on the NASDAQ Global Market under the symbol “JCDA” since October 14, 1999 until October 2012. Since October 2012 trading in our shares is conducted in the over-the-counter market in the OTCQB Marketplace under the symbol “JCDAF”. Until October 2011, our ordinary shares were also quoted on the Tel Aviv Stock Exchange (“TASE”) under the symbol the symbol “JCDA” or its Hebrew equivalent.

The following tables present the high and low market prices on the NASDAQ Global Market or the over-the-counter market in the OTCQB Marketplace of our ordinary shares for the indicated fiscal years, fiscal quarters and months.

Year	High	Low

2008	$16.28	$8.12
2009	13.28	4.96
2010	8.32	3.20
2011	4.20	1.69
2012	2.08	0.26

Fiscal Quarter	High	Low
01/01/11 – 03/31/11	$4.20	$3.33
04/01/11 – 06/30/11	3.62	2.21
07/01/11 – 09/30/11	2.57	2.06
10/01/11 – 12/31/11	2.35	1.69
01/01/12 – 03/31/12	2.00	1.72
04/01/12 – 06/30/12	1.88	1.40
07/01/12 – 09/30/12	2.08	1.33
10/01/12 – 12/31/12	1.70	0.26

Month	High	Low
10/2012	$1.70	$0.26
11/2012	1.36	1.17
12/2012	1.36	1.01
01/2013	1.19	0.81
02/2013	1.00	0.85
03/2013	1.26	0.87

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

Year	High	Low

2008	$16.80	$8.96
2009	14.80	4.88
2010	6.74	3.37
2011 (through October 9, 2011)	4.24	1.97

B.	Plan of distribution

Not applicable.

C.	Markets

Our ordinary shares were quoted on the NASDAQ Global Market under the symbol “JCDA” until October 2012. Since October 2012 trading in our shares is conducted in the over-the-counter market in the OTCQB Marketplace under the symbol “JCDAF”.

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

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval.  Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith.  Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction with an office holder who is not a director. Compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the compensation committee, followed by the board of directors as a whole.  Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders, in that order.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors, the audit committee or the compensation committee may not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee or compensation committee have a personal interest in the matter, or unless the chairman of the audit committee, compensation committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction or compensation (as applicable) that is subject to approval.   If a majority of the members of the audit committee and/or the board of directors has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee and/or the board of directors on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of Personal Interests of Controlling Shareholders

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to office holders also apply to a controlling shareholder of a public company.  In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes any shareholder who holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights.  Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be a single shareholder and may be deemed a controlling shareholder for the purpose of approving such transaction.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or a transaction with a controlling shareholder or his or her relative, directly or indirectly, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The terms of engagement and compensation of a controlling shareholder who is an office holder or an employee of the company require the approval of the compensation committee, the board of directors and the shareholders of the company, in that order. In addition, the shareholder approval (in each case, whether for a transaction or the terms of engagement and compensation) must fulfill one of the following requirements:

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

Required Approvals

Under the Companies Law, indemnification of, and procurement of insurance coverage for office holders must be approved by the compensation committee (formerly by the audit committee) and board of directors and, in specified circumstances, by the shareholders of a company.  In August 2003, August 2004, October 2006 and October 2010, our shareholders approved indemnification agreements with our directors under which we have undertaken to indemnify our directors to the fullest extent permitted under the Companies Law.

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

Passive Foreign Investment Company Rules

We believe that we are not a passive foreign investment company, or a PFIC, for United States federal income tax purposes, and we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, but we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination.  Ultimately, our status is a factual determination made annually and may be subject to change.  A U.S. Holder may have less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our shares if we are deemed a PFIC, unless such U.S. Holder makes certain elections which may have additional tax consequences, as described below.  Making these elections or “protective” elections may be particularly relevant this year given that our PFIC status for 2009, 2010 and 2011 depends on each of our non-PFIC status for all years prior to 2009, our not being a PFIC in both 2010 and 2011, and a favorable determination by the IRS as to the status of our common stocks held as marketable securities as non-passive assets, as described below.

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

In 2009, we held passive assets in an amount that could have caused us to become a PFIC, absent a specific exemption on which we are relied.  This exemption generally required or requires that we meet all of the following conditions: (i) we were never a PFIC in any taxable year prior to 2009; (ii) it is established to the satisfaction of the Internal Revenue Service, or IRS, that (a) substantially all of our passive income in 2009 was attributable to proceeds from the disposition of one or more active trades or businesses, and (b) we will not be a PFIC in 2010 or 2011; and (iii) we in fact are or will not be a PFIC in 2010 or 2011.  We believe that we met and continue to meet the conditions to this exemption as described above.  For 2010, 2011 and 2012, we passed both the Income Test and the Asset Test, as calculated using the “Domestic Look-through Rule” discussed below, and were therefore not considered a PFIC in 2010, 2011 or 2012. However, should the IRS determine that, in its opinion, the “Domestic Look-through Rule” has been improperly applied, we will have failed the Income Test and Asset Test and would be considered a PFIC. Since this exemption can be failed by our improperly applying the “Domestic Look-through Rule”, U.S. Holders should consider making one of the elections, including “protective” elections, described below.

In 2010, we invested $9.9 million of our cash in the common stock of various U.S. corporations. We believe that under the “Domestic Look-through Rule” of Section 1298(b)(7) of the Internal Revenue Code, these stocks are considered a non-passive asset for purposes of the Asset Test described above. As a result, we were in compliance with the Income Test and Asset Test in 2010, 2011 and 2012 and were not considered a PFIC. However, should the IRS determine that, in its opinion, these common stocks are a passive asset, we will have failed the Income Test and Asset Test and would be considered a PFIC.

Based on the active nature of our assets and income and the specific exemption described above, we do not believe that we have been a PFIC for the tax years through and ending December 31, 2012.  However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of such test to us.  In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC.  For example, the sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test.  Fluctuation in the market price of our shares may also impact the application of such test.

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

General Corporate Tax Structure

Israeli companies were subject to “Corporate Tax” on their taxable income at the rate of 25% for the 2012 tax year. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as discussed further below) may be considerably less.

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

Taxation of our non-Israeli shareholders

Taxation of Non-Israeli shareholders on receipt of dividends.  Non-residents of Israel (whether individuals or corporations) are subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% in 2012 (30% if the dividend recipient is a substantial shareholder), unless a reduced rate is provided under a tax treaty between Israel and the shareholder’s country of residence. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. However, distribution of dividends from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise is subject to Israeli income tax at a rate of 15%, unless a reduced tax rate is provided under an applicable tax treaty.

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

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our results of operations are reported in U.S. dollars; however, a significant portion of our revenues and expenses in 2012 were generated and incurred outside of the United States and in currencies other than the U.S dollar, particularly in NIS, English Pounds and Euros. As a result, we are subject to foreign currency risk. Our sales in Europe and in the UK and our expenses in Israel, Europe and the UK are recorded in local currencies which exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar. Fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on future cash flows from certain NIS-denominated expenses. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements.  As of December 31, 2012, we had forward contracts to sell $1,754,200 for a total amount of NIS 6,548,429 that matures prior to December 1, 2012.

The table below details the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as of December 31, 2012 and is presented in U.S. dollars (in thousands).

	Cross Currency	Notional Amount	Fair Value
Foreign contracts to hedge payroll expenses	New Israeli Shekel	1,761	88

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

The table below details the net balance sheet exposures in currencies other than the functional currency, by geography, as of December 31, 2012. All data in the table have been converted to U.S. dollar equivalents (in thousands):

	Euro	New Israeli Shekel	Australian Dollar	YEN	Total
Israel	(18)	190	63	(26)	209
UK	(685)	-	-	-	(685)

We invest our cash, cash equivalents and marketable securities in a variety of investment vehicles in a number of countries with and in the custody of financial institutions with high credit ratings. In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  See “Item 10E Taxation” for more information regarding these investments. See also “Risk Factor: Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio.” While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, limit stock markets risk and only invest in what we view as high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial and stock marketplace, which can all affect the income that we receive, the value of our investments, and our ability to sell them.  We believe that our marketable securities are carried at fair value. The fair value of our marketable securities as of December 31, 2012 was $5.8 million and the fair value of our marketable securities as of March 31, 2013 was $6.4 million. However, over time, the economic and market environment may provide additional insight regarding the fair value of certain securities which could cause us to change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. Given the current market conditions, there is continuing risk that further declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses. See “Risk Factor: Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio”.

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

The net proceeds that we received as a result of the offering were $50,568,390.  Through December 31, 2012 the net proceeds have been used to invest in a variety of financial instruments and for general corporate purposes.  A portion of the proceeds, $6.9 million, was used in August 2001 to purchase certain assets of Propelis Software, Inc., a business unit of Computer Network Technology Corporation.  During 2008 we used a portion of the proceeds from our initial public offering to repurchase 1,111,796 of our ordinary shares pursuant to a share repurchase program as well as for a self tender offer conducted by us in which we expended a total of $17.9 million, including related expenses.  None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15: CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our co-chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act) as of December 31, 2012, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our co-chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2011. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our co-chief executive officer and chief financial officer have concluded that, as of December 31, 2012, our internal control over financial reporting is effective. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) Attestation Report of the Registered Public Accounting Firm – Not applicable.

(d) Changes in Internal Control over Financial Reporting. Based on the evaluation conducted by our management, with the participation of our co-chief executive officer and chief financial officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for the audit of our financial statements in 2011 and 2012 appear in the table below:

2011	$138,000
2012	$114,000

Audit Related Fees

The aggregate fees for assurance and related services rendered to us by our principal accountants that were reasonably related to the audit of our financial statements in 2011 and 2012 (aside from the fees included under “Audit Fees” above) appear in the table below:

2011	$-
2012	$-

Tax Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for tax compliance, tax advice and tax planning in 2011 and 2012 appear in the table below. Such fees related to the preparation of tax returns.

2011	$10,000
2012	$50,000

Other Fees

The fees billed for additional professional services rendered to us by our principal accountants in 2011 and 2012, other than for services described in the above categories, appear in the table below:

2011	$-
2012	$-

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Accountants

Our audit committee is responsible for the appointment and oversight of our independent auditors’ work.  Pursuant to its charter, the audit committee also has the sole authority to review in advance, and grant any appropriate pre-approvals of: (a) all auditing services to be provided by our independent auditors; (b) all non-audit services to be provided by our independent auditors as permitted by Section 10A of the Exchange Act; and (c) all fees and other terms of engagement.  The audit committee’s policy is to specifically pre-approve all annual services provided by our independent auditors in connection with the preparation of their audit, which may include audit services and audit-related services, as well as tax services and other services that are not related to the annual audit.  The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting a specific budget for such services. Additional services may be commissioned, without specific pre-approval, on the basis of a general pre-approval provided by the audit committee, up to a specified amount (a “de minimis exception”).  Once such services have been pre-approved and performed, the independent auditors and our management report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. During 2012, none of the tax fees described above were approved through the de minimis exception.

Item 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F: CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G: CORPORATE GOVERNANCE

Not applicable.

Item 16H: MINE SAFETY DISCLOSURE

Not applicable.

PART III

 Item 17: FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18: FINANCIAL STATEMENTS

See pages F-1 through F-35 appended hereto.

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

JACADA LTD.

We have audited the accompanying consolidated balance sheets of Jacada Ltd. and its subsidiaries together ("the Company") as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2011 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30, 2013	A Member of Ernst & Young Global

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,687	$2,944
Marketable securities	-	4,592
Trade receivables	1,710	2,299
Restricted cash	503	487
Prepaid expenses	191	213
Other current assets	523	550

Total current assets	6,614	11,085

LONG-TERM ASSETS:
Marketable securities	5,839	6,084
Severance pay fund	149	196
Other assets	51	65
Property and equipment, net	560	633

Total long-term assets	6,599	6,978

Total assets	$13,213	$18,063

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2012	2011

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,008	$1,607
Accrued expenses and other liabilities	1,603	1,470
Deferred revenues	2,332	738

Total current liabilities	4,943	3,815

LONG-TERM LIABILITIES:
Accrued severance pay	359	400
Other long-term liabilities	168	-

Total long-term liabilities	527	400

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 7,500,000 shares at December 31, 2012 and 2011; Issued: 5,270,930 shares at December 31, 2012 and 2011; Outstanding: 4,159,134 shares at December 31, 2012 and 2011	60	60
Additional paid-in capital	75,860	75,862
Treasury shares at cost - 1,111,796 Ordinary shares at December 31, 2012 and 2011	(17,863)	(17,863)
Accumulated other comprehensive income	1,282	941
Accumulated deficit	(51,596)	(45,152)

Total shareholders' equity	7,743	13,848

Total liabilities and shareholders' equity	$13,213	$18,063

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2012	2011	2010
Revenues:
Software licenses	$1,111	$1,123	$1,635
Services	6,867	8,448	13,043
Maintenance	2,789	2,815	2,477

Total revenues	10,767	12,386	17,155

Cost of revenues:
Software licenses	62	93	349
Services	6,018	7,525	10,115
Maintenance	629	758	778

Total cost of revenues	6,709	8,376	11,242

Gross profit	4,058	4,010	5,913

Operating expenses:
Research and development	3,541	2,910	3,478
Sales and marketing	4,787	3,556	4,993
General and administrative	2,975	4,268	4,789
Goodwill impairment	-	-	3,096
Restructuring costs	-	-	196

Total operating expenses	11,303	10,734	16,552

Operating loss	(7,245)	(6,724)	(10,639)
Financial income (expenses), net	856	(12)	79

Loss before taxes	(6,389)	(6,736)	(10,560)
Income tax expense	55	62	49

Net loss	$(6,444)	$(6,798)	$(10,609)

Basic and diluted net loss per share	$(1.55)	$(1.63)	$(2.55)

Weighted average number of shares used in computing basic and diluted net loss per share	4,159,134	4,159,134	4,158,227

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Net Loss	$(6,444)	$(6,798)	$(10,609)

Other comprehensive income (loss)
Foreign currency translation adjustments	111	25	(146)
Unrealized gain (loss) from hedge derivatives	166	(151)	34
Unrealized gain on marketable securities	753	272	251
Other than temporary impairment on marketable securities	-	336	95
Gain on sale of marketable securities	(689)	(28)	(25)

Total comprehensive loss	$(6,103)	$(6,344)	$(10,400)

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

					Accumulated
			Additional	Treasury	other		Total
	Ordinary shares		paid-in	shares	comprehensive	Accumulated	shareholders'
	Shares	Amount	capital	at cost	income	deficit	equity

Balance as of January 1, 2010	4,144,752	$60	$75,422	$(17,863)	$278	$(27,745)	$30,152

Exercise of stock options	14,382	*) -	75	-	-	-	75
Stock-based compensation related to options granted to employees and directors	-	-	330	-	-	-	330
Stock-based compensation related to options granted to non-employees	-	-	2	-	-	-	2
Net loss	-	-	-	-	-	(10,609)	(10,609)
Other comprehensive income					209		209

Balance as of December 31, 2010	4,159,134	60	75,829	(17,863)	487	(38,354)	20,159

Stock-based compensation related to options granted to employees and directors	-	-	33	-	-	-	33
Net loss	-	-	-	-	-	(6,798)	(6,798)
Other comprehensive income					454		454

Balance as of December 31, 2011	4,159,134	60	75,862	(17,863)	941	(45,152)	13,848

Stock-based compensation related to options granted to employees and directors	-	-	(2)	-	-	-	(2)
Net loss	-	-	-	-	-	(6,444)	(6,444)
Other comprehensive income					341		341

Balance as of December 31, 2012	4,159,134	$60	$75,860	$(17,863)	$1,282	$(51,596)	$7,743

*)         Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Cash flows from operating activities:

Net loss	$(6,444)	$(6,798)	$(10,609)

Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation	351	394	497
Goodwill impairment	-	-	3,096
Stock-based compensation related to options granted to employees, non-employees and directors	(2)	33	332
Accrued interest and amortization of premium on marketable securities	1	4	149
Loss (gain) on marketable securities	(689)	308	70
Accrued severance pay, net	6	24	(39)
Decrease in trade receivables	698	1,799	868
Decrease in other current assets and prepaid expenses	142	209	840
Increase (decrease) in trade payables	(600)	82	(109)
Increase (decrease) in accrued expenses and other liabilities	173	(167)	(439)
Increase (decrease) in deferred revenues	1,591	(290)	388
Decrease in other long-term liabilities	-	(44)	(79)
Other	9	14	54

Net cash used in operating activities	(4,764)	(4,432)	(4,981)

Cash flows from investing activities:

Investment in marketable securities	-	-	(10,992)
Proceeds from the sale of marketable securities	5,590	1,629	9,711
Purchase of property and equipment	(81)	(177)	(424)
Proceeds from sale of property and equipment	1	5	10
Decrease (increase) in restricted cash	(16)	6	64

Net cash provided by (used in) investing activities	5,494	1,463	(1,631)

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Cash flows from financing activities:

Proceeds from exercise of stock options	-	-	75

Net cash provided by financing activities	-	-	75

Effect of exchange rate changes on cash	13	(32)	(142)

Increase (decrease) in cash and cash equivalents	743	(3,001)	(6,679)
Cash and cash equivalents at the beginning of the year	2,944	5,945	12,624

Cash and cash equivalents at the end of the year	$3,687	$2,944	$5,945

Supplemental disclosure of cash flows activities:

Cash paid during the year for:
Taxes on income	$65	$78	$213

Non-cash investing information:
Investment in leasehold improvements upon accrued expenses and other liabilities	$40	$-	$-
Investment in leasehold improvements upon other long-term liabilities	$168	$-	$-

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

Jacada Ltd.'s wholly-owned subsidiaries include Jacada, Inc., a corporation organized under the laws of the state of Delaware, Jacada (Europe) Limited, a company organized under the laws of England. Jacada (Europe) Limited owns 100% of the stock of Jacada Deutschland GmbH, a limited liability company organized under the laws of Germany. The majority of the Company's sales are made in North America and Europe.

On October 2, 2012, the Company signed an agreement for the sale of Jacada Nordic AB, a company organized under the laws of Sweden, for a nominal amount.

b.	As for major customers, see Note 11b.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates. The most significant assumptions are employed in estimates used in determining values associated with revenue recognition, tax positions, and stock-based compensation costs. Actual results could differ from those estimates.

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

Based on the Company's consideration of these factors, the Company recorded an other-than-temporary impairment charge of $0, $ 336 and $ 95 to financial expenses in 2012, 2011 and 2010, respectively, on several of its equity marketable securities due to a continued decrease in their market value. The gain on sale of marketable securities previously impaired for the years ended December 31, 2012, 2011 and 2010 amounted to $ 163, $ 9 and $ 0, respectively.

f.	Restricted cash:

Restricted cash is invested in bank deposits, which are pledged in favor of the banks which provide to the Company guarantees with respect to office lease agreements. credit card and hedging transactions.

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

The Company's long-lived assets, other than goodwill, are reviewed for impairment in accordance with ASC 360, "Property Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2012, 2011 and 2010, no impairment losses were identified.

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

As of December 31, 2012 and 2011 there is no provision for uncertain tax benefits.

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

Revenues from software arrangements involving multiple elements, such as software, post-contract customer support and maintenance, consulting and training, are allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. The residual method of allocation requires an entity to first allocate revenue to the fair value of the undelivered elements (maintenance and other services) and the residual revenue to the delivered element (software licenses). Any discount in the arrangement is allocated to the delivered element.

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

The Company accounts for reimbursements received for out-of-pocket expenses incurred, in accordance with ASC 605-45-45, "Reimbursements Received for Out-of-Pocket Expenses Incurred", under which reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement. The reimbursements received for out-of-pocket expenses for years ended December 31, 2012, 2011 and 2010 amounted to $ 287, $ 531 and $ 657, respectively.

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

The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The Company used its historical stock prices for calculating volatility. The risk-free interest rate assumption is based on the rate of zero-coupon U.S. government securities appropriate for the expected term of the Company's employee stock options. The Company determined the expected life of the options according to the average of the vesting period and the expiration period.

The Company estimates the fair value of stock options awards using the Black-Scholes option pricing model. The fair value for options granted in 2012, 2011 and 2010 was estimated at the date of grant using the following weighted average assumptions:

	2012	2011	2010

Dividend yield	0%	0%	0%
Expected volatility	50%	48%	47%
Risk-free interest	1.16%	1.56%	1.67%
Expected term (years)	5.6	4.5	4.5

n.	Advertising expenses:

Advertising expenses are charged to the statements of operations, as incurred. Advertising expenses for the years ended December 31, 2012, 2011 and 2010 were $ 161, $ 82 and $ 224, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Israeli employees are entitled to severance equal to one month's salary for each year of employment or a portion thereof. The Company's liability for its Israeli employees, not under section 14 discussed below, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Commencing from 2005, new employees of the Company are subject to Section 14 of the Severance Pay Law, under which the payments to the pension funds and insurance companies discharge the Company's obligation to the employees. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligations of the Company, under law and labor agreements, related to termination benefits to employees not covered through section 14 mentioned above, are included in the accrued severance payable.

The severance pay expense for the years ended December 31, 2012, 2011 and 2010 amounted to $ 398, $ 264 and $ 576, respectively.

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

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, restricted cash, trade receivables, other current assets, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.

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

All outstanding stock options have been excluded from the calculation of the diluted net earnings (loss) per share from continuing operations because the securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding stock options excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect were 513,691, 484,935 and 648,097 for the years ended December 31, 2012, 2011 and 2010, respectively.

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

Exit or Disposal Cost Obligations related to one-time termination benefits provided to terminated employees which no longer provide services to the Company are recorded to the statement of operations as incurred in accordance with Accounting Standard Codification 420, "Exit or Disposal Cost Obligations" ("ASC 420").

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

v.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220 "Comprehensive Income". This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of comprehensive income relate to gains and losses on hedging derivative instruments and unrealized gains on marketable securities.

NOTE 3:-	MARKETABLE SECURITIES

The Company invests in debt and equity marketable securities, which are classified as available-for-sale. The following is a summary of the Company's investment in marketable securities:

	December 31, 2012				December 31, 2011
	Amortized	Gross unrealized	Gross unrealized	Fair	Amortized	Gross unrealized	Gross unrealized	Fair
	cost	Gains	Losses	value	cost	gains	losses	value
Available-for-sale:

Equity securities	$4,804	$1,076	$(41)	$5,839	$9,146	$1,087	$(117)	$10,116
Corporate debentures	-	-	-	-	559	1	-	560

	$4,804	$1,076	$(41)	$5,839	$9,705	$1,088	$(117)	$10,676

As of December 31, 2012 the Company no longer held investments in marketable securities and corporate debentures with contractual maturity dates.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2011
Cost:

Computers and peripheral equipment	$3,331	$3,845
Office furniture and equipment	518	601
Motor Vehicles	13	13
Leasehold improvements	397	456

	4,259	4,915
Accumulated depreciation	3,699	4,282

Depreciated cost	$560	$633

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $ 351, $ 394 and $ 497, respectively.

NOTE 5:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2012	2011

Employees and payroll accruals	$1,160	$948
Accrued expenses	443	522

	$1,603	$1,470

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

Lease commitments:

The Company's facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2018. Future minimum lease payments under non-cancelable operating leases as of December 31, 2012 are as follows:

2013	$357
2014	456
2015	272
2016	214
2017	220
2018	37

$1,556

Total rent expenses for the years ended December 31, 2012, 2011 and 2010 were approximately $ 527, $ 717 and $ 686, respectively.

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

Gain (loss) on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income into cost of maintenance, research and development, sales and marketing and general and administrative for the year ended December 31, 2012 were $ 2, $ 43, $25 and $ 16, respectively. There was no ineffective portion of the change in fair value of a cash flow hedge for the years ended December 31, 2011 and 2010. There was $ 5  ineffective portion of the change in fair value of a cash flow hedge for the year ended December 31, 2012.

The Company's derivatives expose it to credit risks from possible non-performance by counterparties. As of December 31, 2012, the Company was not exposed to any loss due to credit risk by counterparties to its derivative financial instruments. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The notional amounts of the Company's derivative instruments as of December 31, 2012 amounted to $ 1,761. Notional values are dollar translated and calculated based on forward rates as of December 31, 2012. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

As of December 31, 2012, amounts related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income totaled $ 88 which will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates. Gains from cash flow hedges recognized in other comprehensive income in the year ended December 31, 2012 amounted to $ 166.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

The Company records all derivative instruments on the balance sheet at fair value. The fair value of the open foreign exchange contracts appears on its consolidated balance sheets as of December 31, 2012, as an asset in other current assets, in the amount of $ 88.

The fair value of the Company's outstanding derivative instruments qualified as hedging instruments at December 31, 2011 and 2012 is summarized below

		December 31,
	Balance sheet location	2012	2011
Assets

Foreign exchange option contracts	Other current assets	$7	-
Foreign exchange forward contracts		81	-

		$88	-
Liabilities

Foreign exchange option contracts	Accrued expenses and other liabilities	$-	$(16)
Foreign exchange forward contracts		-	(62)

		$-	$(78)

Derivatives assets (liabilities), net		$88	$(78)

The effect of derivative instruments in cash flow hedging relationships on the net loss and other comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010 is summarized below:

	Increase (decrease) in gains recognized in other comprehensive income (loss) on derivative (effective portion)
	Year ended December 31,
	2012	2011	2010
Derivative in cash flow hedging relationship
Foreign exchange option contracts	$11	$(16)	$-
Foreign exchange forward contracts	69	(70)	124

	$80	$(86)	$124

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

The following is the change in the other comprehensive income (loss) of unrealized gains on foreign currency cash flow hedge during 2012:

Other comprehensive income (loss)

Other comprehensive loss from unrealized gains on foreign currency cash flow hedge as of January 1, 2012	$(78)
Reclassification to earnings of realized loss on foreign currency cash flow hedge	86
Unrealized net gain on foreign currency cash flow hedge	80
Other comprehensive income from unrealized gains on foreign currency cash flow hedge as of December 31, 2012	$88

		Gains (losses) reclassified from other comprehensive income (loss) into income (expenses)
		Year ended December 31,
	Location in Statement of Operation	2012	2011	2010

Derivative in cash flow hedging relationship
Foreign exchange option contracts	Cost of sales and operating expenses	$(11)	$-	$-
Foreign exchange forward contracts	Financial expense	(5)	-	-
Foreign exchange forward contracts	Cost of sales and operating expenses	(70)	65	90

		$(86)	$65	$90

NOTE 8:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company values its marketable securities, using quoted prices in markets that are considered active and not considered active, but for which all significant inputs are observable, either directly or indirectly. The Company's marketable securities are classified within Level 1 and Level 2 of the fair value hierarchy. Equity securities are classified as Level 1 and the corporate debentures and marketable securities are classified as Level 2. In accordance with ASC 820, the Company does not adjust the quoted price for such instruments. The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency (Level 2) include corporate debentures and U.S government treasuries.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The Company values its foreign currency derivative contracts using a market approach. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Equity	$5,839	$-	$-	$5,839
Foreign currency derivative contracts	-	88	-	88

Total	$5,839	$88	$-	$5,927

	December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Equity	$10,116	$-	$-	$10,116
Corporate debentures	-	560	-	560
Foreign currency derivative contracts	-	(78)	-	(78)

Total	$10,116	$482	$-	$10,598

NOTE 9:-	SHAREHOLDERS' EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

On October 9, 2011 the Company voluntarily delisted its shares from trade at the Tel Aviv Stock Exchange.

Since October 1999, the Company's shares had been traded on the NASDAQ Global Market. On October 19, 2012 Company’s shares were delisted from the NASDAQ Global Market because the Company failed to comply with the NASDAQ requirement to have a market value of publicly held shares of at least $5 million. Since then the Company’s shares are traded in the over-the-counter market in the OTCQB Marketplace.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Options issued to employees and directors:

As of December 31, 2012, the Company had three Incentive Share Option Plans (the 1999, 2003 and 2012 plans), which provide for the grant of options to officers, management, employees and key employees, directors, consultants and others of up to 2,465,113 of the Company's Ordinary shares. The options granted generally become fully exercisable after two to four years and expire between 7 to 10 years from the grant date. Any options from 1999, 2003 and 2012 plans that are forfeited or canceled before expiration become available for future grants.

Pursuant to the option plans, the exercise price of options shall be determined by the Company's Board of Directors or the Company's compensation committee but may not be less than the par value of the Ordinary shares.

As of December 31, 2012, an aggregate of 1,042,455 Ordinary shares of the Company were still available for future grant under the Incentive Share Option Plans.

A summary of the Company's option activity and related information with respect to options granted to employees for the year ended December 31, 2012 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at the beginning of the year	469,864	$9.45	3.77	$-
Granted	338,473	$1.47
Forfeited	203,627	$9.21

Outstanding at end of year	604,710	$5.07	4.72	-

Exercisable options at end of year	225,023	$10.7	1.78	-

Vested and expected-to-vest at end of year	472,596	$6.09	4.1	-

The total intrinsic value of stock options exercised during 2010 was $ 23. No options were exercised during 2011 and 2012.

The weighted-average estimated grant date fair value of employee stock options granted during the years 2012, 2011 and 2010 was $ 0.69, $ 1.14 and $ 2.10, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

Stock-based compensation (gain) expense in respect of options granted to employees amounted to $ (2), $ 33 and $ 330 for the years ended December 31, 2012, 2011 and 2010, respectively. The following table presents the stock-based compensation included in the line items below in the Company's consolidated statements of operations:

	Year ended December 31,
	2012	2011	2010

Cost of revenues	$22	$(24)	$31
Research and development	5	10	(4)
Sales and marketing	20	21	(21)
General and administrative	(49)	26	324

Total	$(2)	$33	$330

c.	Options issued to consultants:

The Company's outstanding options to consultants as of December 31, 2012, were as follows:

Grant date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through

2004	7,500	$11.76	7,500	2014

	7,500		7,500

Stock-based compensation expense in respect of options granted to non employees amounted to $ 0, $ 0 and $ 2 for the years ended December 31, 2012, 2011 and 2010, respectively.

d.
As of December 31, 2012, there was $ 132 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.42 years.

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

f.
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

As of December 31, 2012, the Company had an Israeli net operating loss carryforward of approximately $ 43,000 which can be carried forward and offset against taxable income with no expiration date.

As of December 31, 2012, the U.S subsidiary had a U.S. net operating loss carryforward for income tax purposes of approximately $ 837. The net operating loss carryforward expires within 10 to 14 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2012, the European subsidiaries had net operating losses carryforward for income tax purposes, of approximately $ 2,500 which can be carried forward and offset against taxable income with no expiration date.

d.	Theoretical tax:

In 2012, 2011 and 2010, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carried forward due to the uncertainty of the realization of such tax benefits and current year adjustments to the full valuation allowance provided on the carryforward tax losses.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2012	2011

Deferred tax assets:

Operating loss carryforward	$11,862	$10,628
Reserves and allowances	1,622	1,270

Total deferred tax asset before valuation allowance	13,484	11,898
Valuation allowance	(13,484)	(11,898)

Net deferred tax assets	$-	$-

The Company has provided a full valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

f.	Loss from before taxes is comprised as follows:

	Year ended December 31,
	2012	2011	2010

Domestic (Israel)	$(7,598)	$(7,843)	$(11,403)
Foreign	1,209	1,107	843

	$(6,389)	$(6,736)	$(10,560)

g.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2010, 24% in 2011 and 25% in 2012 and onwards.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	TAXES ON INCOME (Cont.)

h.	Income tax expense is comprised as follows:

	Year ended December 31,
	2012	2011	2010

Current income tax expenses	$55	$62	$49

	$55	$62	$49

Domestic	$-	$-	$-
Foreign	55	62	49

	$55	$62	$49

i.	As of December 31, 2012, the Jacada's 2008 tax filling has received final tax assessments.

NOTE 11:-	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

a.	Summary information about geographical areas:

The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company's business) and follows the requirements of ASC 280 "Segment Reporting".

The following is a summary of revenues within geographic areas based on the end-customer's location:

	Year ended December 31,
	2012	2011	2010

North America	$6,229	$5,883	$8,948
United Kingdom	2,691	4,991	5,754
Other	1,847	1,512	2,453

	$10,767	$12,386	$17,155

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

	December 31,
	2012	2011
Property and Equipment:

North America	$400	$311
Israel	158	301
Other	2	21

	$560	$633

b.	Major customers' data as a percentage of total revenues:

	Year ended December 31,
	2012	2011	2010

Customer A	22%	38%	30%
Customer B	18%	1%	-
Customer C	10%	9%	6%
Customer D	6%	12%	-
Customer E	3%	9%	14%

NOTE 12:-	SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME

a.	Financial income (expenses), net:

	Year ended December 31,
	2012	2011	2010
Financial income:
Foreign currency translation adjustments	$-	$43	$-
Realized gain on marketable securities	689	28	25
Interest and amortization/accretion of premium/discount on marketable securities	7	38	94
Dividend on equity marketable securities	216	260	155

	912	369	274
Financial expenses:
Other than temporary impairment of marketable securities	-	(336)	(95)
Bank charges	(33)	(45)	(45)
Foreign currency translation adjustments	(23)	-	(55)

	(56)	(381)	(195)

	$856	$(12)	$79

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME (Cont.)

b.	Allowance for doubtful accounts:

The balance of the allowance for doubtful accounts for the years ended December 31, 2012, 2011 and 2010, was $ 0.

There was no change in the allowance for doubtful accounts for the years ended December 31, 2012 and 2011. The change in the allowance for doubtful accounts for the year ended 2010 was $ 3.

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

4.4	Jacada Ltd. 2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the registrant’s Registration Statement on Form S-8 (file no. 333-111303)).

4.5	Amendment No. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.6	2012 Share Option and Incentive Plan

8	List of Jacada Ltd.’s Subsidiaries.

11	Code of Ethics of Jacada Ltd. (incorporated by reference to Exhibit 11 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Co-Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

12.2	Certificate of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

13.1
Certification of Co-Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.

101
The following financial information from Jacada Ltd. Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2011 and 2012, (ii) Consolidated Balance Sheets (Parenthetical) as of December 31, 2011 and 2012, (iii) Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012, (iv) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2010, 2011 and 2012, (v) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2010, 2011 and 2012, (vi) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012, and (vii) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JACADA LTD.

By:	/s/ Caroline Cronin
Caroline Cronin
Chief Financial Officer
Date: April 30, 2013

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

4.4	Jacada Ltd. 2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the registrant’s Registration Statement on Form S-8 (file no. 333-111303)).

4.5	Amendment No. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.6	2012 Share Option and Incentive Plan

8	List of Jacada Ltd.’s Subsidiaries.

11	Code of Ethics of Jacada Ltd. (incorporated by reference to Exhibit 11 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Co-Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

12.2	Certificate of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

13.1
Certification of Co-Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.

101
The following financial information from Jacada Ltd. Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2011 and 2012, (ii) Consolidated Balance Sheets (Parenthetical) as of December 31, 2011 and 2012, (iii) Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012, (iv) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2010, 2011 and 2012, (v) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2010, 2011 and 2012, (vi) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012, and (vii) Notes to Consolidated Financial Statements.