Form 20-F
period 2013-12-31
JACADA LTD
filed 2014-04-30
CIK 1095747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes ☐                            No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                            No ☒

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

Yes ☒                            No ☐

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

Item 17 ☐                          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                            No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐                            No ☐

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

A.           Selected Financial Data

The following table sets forth selected financial data from our consolidated statements of operations and balance sheets for the periods indicated.  The selected consolidated statement of operations data for the years ended December 31, 2013, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2013 and 2012 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.  As a result of the agreement to sell our traditional market business on December 19, 2007, which closed on January 1, 2008, the results of the traditional market business (which are reflected in our results for the year ended December 31, 2009) were reclassified to one line item in the statements of operations as “income from discontinued operations, net of taxes”. The financial statements included in this Annual Report have been prepared in accordance with US GAAP. The consolidated statements of operations data for the years ended December 31, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009 are derived from audited consolidated financial statements that are not included herein. The following selected financial data is qualified by reference to and should be read in conjunction with the sections entitled “Item 5:  Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and our consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	Year ended December 31,
	2013	2012	2011	2010	2009
	(in thousands)
Consolidated Statement of Operations Data:
Revenues:
Software licenses	$2,930	$1,111	$1,123	$1,635	$1,370
Services	8,948	6,867	8,448	13,043	12,967
Maintenance	3,748	2,789	2,815	2,477	2,324
Total revenues	15,626	10,767	12,386	17,155	16,661
Cost of revenues:
Software licenses	170	62	93	349	238
Services	5,417	6,018	7,525	10,115	10,047
Maintenance	353	629	758	778	648
Total cost of revenues	5,940	6,709	8,376	11,242	10,933
Gross profit	9,686	4,058	4,010	5,913	5,728
Operating expenses:
Research and development	2,918	3,541	2,910	3,478	3,490
Sales and marketing	4,398	4,787	3,556	4,993	6,205
General and administrative	3,107	2,975	4,268	4,789	4,433
Goodwill impairment	-	-	-	3,096	-
Restructuring	-	-	-	196	-
Total operating expenses	10,423	11,303	10,734	16,552	14,128
Operating loss	(737)	(7,245)	(6,724)	(10,639)	(8,400)
Financial income (expenses), net	473	856	(12)	79	708
Loss from continuing operations before taxes	(264)	(6,389)	(6,736)	(10,560)	(7,692)
Income tax benefit (expense)	382	(55)	(62)	(49)	93
Net income (loss) from continuing operations	118	(6,444)	(6,798)	(10,609)	(7,599)
Income from discontinued operations, net of taxes	-	-	-	-	583

Net income (loss)	$118	$(6,444)	$(6,798)	$(10,609)	$(7,016)

Basic net earnings (loss) per share
Continuing operations	$0.03	$(1.55)	$(1.63)	$(2.55)	$(1.83)
Discontinued operations	$-	$-	$-	$-	$0.14
Basic net earnings (loss) per share	$0.03	$(1.55)	$(1.63)	$(2.55)	$(1.69)

Diluted net earnings (loss) per share
Continuing operations	$0.03	$(1.55)	$(1.63)	$(2.55)	$(1.69)
Discontinued operations	$-	$-	$-	$-	$-
Diluted net earnings (loss) per share	$0.03	$(1.55)	$(1.63)	$(2.55)	$(1.69)

Weighted average number of shares used in computing basic net earnings (loss) per share	4,159,134	4,159,134	4,159,134	4,158,227	4,141,331

Weighted average number of shares used in computing diluted net earnings (loss) per share	4,166,033	4,159,134	4,159,134	4,158,227	4,141,331

	2013	2012	2011	2010	2009
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,632	$3,587	$2,944	$5,945	$12,624
Cash and investments	*10,376	*10,029	*14,107	*18,487	*23,847
Working capital	6,096	1,671	7,335	8,718	21,948
Total assets	14,700	13,213	18,063	24,689	35,057
Treasury stock**	17,863	17,863	17,863	17,863	17,863
Shareholders’ equity	8,743	7,743	13,848	20,159	30,152

*Cash and investments include restricted cash of $597, $603, $487, $493, and $557 in 2013, 2012, 2011, 2010 and 2009 respectively.
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

    Any of these consequences could adversely affect our business, financial condition, operating results and cash flow. These economic conditions also impact our ability to forecast orders and revenues and our ability to provide guidance for our performance.

        If members of our new management team are unable to fully transition into their respective new positions, our operations will be adversely affected. Several members of our management team joined us during 2013 and 2012. If those new management members are unable to successfully transition into their respective positions, our operations will be adversely affected.

        Our business model is focused on continued growth in a market in which we have only several years of experience.  Failure to continue our penetration into this market would negatively impact our results of operations. We have focused on the customer service and support market since 2004. In the third quarter of 2012 we introduced Jacada Mobile Agent (now called Jacada Visual IVR), our product offering designed to enhance self service capabilities from a website or mobile app and improve the connectivity between self-service and the assisted service channels. With this product introduction, we have entered the visual IVR and self-service market. We have limited experience in this evolving market.  Our limited experience and knowledge regarding the visual IVR and self-service market may impede our ability to sell our products and result in decreased revenues and increased losses. In addition, we intend to continue to invest in research and development for products in this market. Failure to have our research and development efforts result in marketable products, and ultimately revenue-producing products, could result in increased losses.

The visual IVR market is an evolving market, and failure to achieve market acceptance of our products in this space may result in a failure to recover our development and marketing expenditures, which would adversely impact our operating results. Establishing a new market requires education of product capabilities, education of the potential return on investment for those purchasing the products, as well as proof of the technological feasibility of the product itself. Should our go-to-market strategy for educating the market to the benefits of Jacada Visual IVR fail, or if we are unable to garner references from select early adopters, we may be unable to generate future revenue from our Jacada Visual IVR products.

The investment required in establishing the visual IVR market may generate little initial revenue while increasing our cost of sale. In order to establish a new technology, on occasion, we may be required to perform a proof of technology or pilots where we must prove the benefits of our Visual IVR technology in a prospect’s specific business environment. These engagements may be performed for a fee, at no charge or at a substantially reduced fee, thereby increasing our cost of sale with limited or no funds to cover the cost.

We do not have a proven business model for the visual IVR market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our visual IVR solutions may be harmed or we will experience a further delay in generating revenues from these products. In addition to our traditional perpetual license model, our recent product offering, Jacada Visual IVR (initially called Jacada Mobile Agent) is being offered to the market under a different pricing model known as software-as-a-service, or “SaaS”. We do not have enough experience to determine whether our business model is correct and appropriate for new sales or follow-on sales. In the event that our chosen business model is inappropriate, we may need to modify it and adjust the manner in which we sell these products in order to close subsequent transactions. This required adjustment may adversely affect our revenues and expense levels.

We have limited business experience in offering a software-as-a-service model; if we fail to meet the technical and support requirements of this model, our efforts to successfully commercialize our visual IVR and other solutions may be harmed, we may obtain customers we are unable to support and we may incur significant costs in correcting technical and support concerns. Recent company efforts have focused on the introduction of a cloud offering for our Jacada Visual IVR and Jacada Agent Scripting products, allowing us to offer these products in a SaaS model. This model requires us to host the software and allow customers to access and use the software remotely. This requires technical innovations to our products as well as an enhanced infrastructure to support active monitoring and disaster recovery efforts required in a SaaS model. If the products we develop fail to meet the technical requirements of a cloud offering, we may fail to successfully develop the visual IVR market and may fail to generate revenues. In addition, should we be unable to provide the level of monitoring support required of a SaaS model, we may be exposed to the risk of product liability or warranty claims based on failure to maintain certain service level requirements of our customers. In addition, the failure of our products to perform to customer expectations could give rise to warranty or other claims. Any of these claims, even if not meritorious, could result in costly litigation or divert management’s attention and resources. We may not have sufficient funds or insurance coverage to satisfy any or all liability that may be imposed upon us with respect to these claims.

We must continue our investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues. Our sales and marketing teams have limited resources. The size of our current sales and marketing departments may not be sufficient to increase market awareness or identify and qualify a sufficient number of sales opportunities to assist in revenue growth. In addition, we believe that in certain markets our future success may be dependent upon the expansion of our indirect distribution channels, consisting of relationships with partners, system integrators, call center outsourcers, resellers and distributors. During 2013, we had relationships with a limited number of partners. The number and quality of the partnerships we maintain may not be sufficient to allow us to expand into certain markets.

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

Our revenues may further decline if we do not increase the number of transactions that we effect in 2014.  If we fail to sign a sufficient number of new transactions in 2014 for which we recognize revenue in 2014, our revenues and results of operations will be adversely affected, as was the case in 2012, in which we experienced a decline in revenues.

Because our solutions are complex and generally involve significant capital expenditures by customers, we may invest significant time and expense in trying to make a sale to a potential customer that ultimately chooses not to purchase our solutions. Our sales typically involve significant capital investment decisions by prospective customers, and often require us to expend a significant amount of time to educate prospective customers as to the benefits of our solutions, especially given current economic conditions. As a result, before purchasing our solutions, companies spend a substantial amount of time performing internal reviews and obtaining approvals. On occasion, particularly as we introduce Visual IVR, we may be required to perform a proof of technology where we must prove the benefits of our technology in a prospect’s specific business environment. While these are typically performed for a fee, they may be performed at no charge or at a substantially reduced fee, thereby increasing our cost of sale with limited or no funds to cover the cost. Even if our solutions are effective, our target customers may not choose them for technical, cost, support or other reasons.

Revenues from our customer service and support solutions might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations.  During 2013, 2012 and 2011, revenues from our customer service and support solutions were derived from large orders from a small number of customers. In 2013, 2012 and 2011, two customers accounted for 27%, 40% and 50% of our total revenues, respectively. Currently, we believe that our revenues will continue to be dependent on a relatively limited number of significant customers for the foreseeable future, and we cannot assure you that we will make repeat sales to these customers. We also cannot assure you that new customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or significant reductions in sales from a key customer would significantly reduce our revenues and make it significantly more difficult for us to become profitable.

Competition in the market in which we operate is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced. The markets in which we operate are competitive and subject to change. Our products compete with other customer experience optimization and customer service solutions offered by other vendors including NICE Systems, OpenSpan, Pega Systems and Kana. In addition, with our new product offering, Jacada Visual IVR, we face new competitors in the mobile customer service space, including Voxeo, Fonolo and Interactive Intelligence. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

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

Many of our current and potential competitors have significantly greater financial, technical and marketing resources, greater name recognition and larger customer bases than we do. We may be unable to create significant market barriers and our competitors may be able to quickly develop products comparable or superior to ours; adapt more quickly than us to new technologies, evolving industry trends or customer requirements; or devote greater resources than we do to the development, promotion and sale of products. Accordingly, we may not be able to compete effectively in our markets, competition may intensify and future competition may harm our business.

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

Our future growth will be adversely affected and our future operating results may be adversely affected if we fail to develop and introduce new functionality for our products and new products for the customer service and support market or if our new products fail to achieve market acceptance.  In order to achieve sales growth we will need to develop and introduce new functionality for our customer service and support solutions and new products for our target market. Our ability to do so requires us to invest significant resources in research and development and in sales and marketing.  If we fail to develop, integrate and market new functionality or new products successfully, we may not be able to recover our research and development expenditures or our sales and marketing expenditures, which would adversely impact our operating results. Specifically, we have invested, and expect to continue to invest, significant resources in the development and marketing of our visual IVR product offerings. This segment of the customer service and support market is an evolving market and failure to achieve market acceptance of our products in this space may result in a failure to recover our development and marketing expenditures, which would adversely impact our operating results.

A majority of our revenues derives from the provision of professional services. We derive our revenues from license fees for our software products; fees for professional services (which include customization, implementation, and integration of our solutions); training; and maintenance and support services. In 2013, 2012 and 2011services revenues constituted a majority of our total revenues. Services revenues have lower gross margins than software revenues.  If we do not increase the portion of our total revenues attributable to software license fees or if we do not increase our professional services gross margins, we may not be able to achieve or maintain profitability.

Failure to deliver professional services efficiently could negatively impact our gross margins. Our limited experience and knowledge regarding the customer services and support market generally and the delivery of our products and solutions for this new market specifically may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated.  Any such extraneous expenditure of resources may negatively impact our professional services gross margins and our ability to achieve or maintain profitability. Additionally, failure to deliver professional services efficiently and to our customers’ satisfaction may increase the potential of termination of projects by our customers, especially given recent economic conditions, since customers may be less flexible concerning budget and delivery dates.

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

Market factors, including the volume of shares traded and the market in which our shares are traded, may impact the volatility of our share price. The market price of our shares is volatile and the volume of the daily trading of our shares is very low. Effective October 2012, trading in our shares was transferred from the NASDAQ Global Market to the OTBQB Marketplace, a result of our failure to maintain the listing requirements of the NASDAQ Global Market. Our shares may furthermore be voluntarily deregistered under the Securities Exchange Act of 1934, or the Exchange Act. Therefore you may be unable to sell your shares at or above the price you paid, if at all, and you may have access to less information about us. The risks described in this Item 3.D may adversely affect our share price.  Our share price, like that of many technology companies, may be subject to volatility. The volume of trading of our ordinary shares has also been very low, a factor that adversely impacts your ability to resell our shares. Our share price may be adversely affected by changes in estimates of our financial results or recommendations by securities analysts, changes in the quarterly financial results of companies perceived to be similar to us, and changes in market valuations of similar companies. In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition or results of operations.

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

We could be treated as a “passive foreign investment company”, which would have adverse United States federal income tax consequences to United States holders of our shares.  In such case, U.S. holders should consider making certain elections to avoid any accompanying adverse consequences.  As a non-U.S. company, we could potentially be treated as a passive foreign investment company, or a PFIC, if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” (which we refer to as the Income Test) or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income” (which we refer to as the Asset Test).  Please see the discussion under “Item 10E. Taxation” for further details regarding these tests. We believe that we are not a PFIC for United States federal income tax purposes and we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, but we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination. Ultimately, our status is a factual determination made annually and may be subject to change.  For 2009, we relied on a specific exemption from PFIC status, which requires, among other conditions, that we were never treated as a PFIC and that we were not treated as a PFIC in the next two following years.  If we were determined to be PFIC in any preceding year, or in either 2010 or 2011, we would not have satisfied this exemption and would have been deemed to have been a PFIC also in 2009. For 2010, 2011, 2012 and 2013, we passed both the Income Test and the Asset Test, as calculated using the “Domestic Look-through Rule” discussed below, and were therefore not considered a PFIC.

In 2010, we invested the majority of our cash in the common stock of various U.S. corporations. We believe that under the “Domestic Look-through Rule” of Section 1298(b)(7) of the Internal Revenue Code, such stock is considered a non-passive asset for purposes of the Asset Test described above. As a result, we were in compliance with the Income Test and Asset Test in 2010, 2011, 2012 and 2013 and were not considered a PFIC. However, should the U.S. Internal Revenue Service, or the IRS, determine that, in its opinion, such common stock is a passive asset, we will have failed the Income Test and Asset Test and would be considered a PFIC.

If we are determined to be a PFIC, a U.S. Holder, as described in “Item 10E Taxation”, may be subject to less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our ordinary shares and may be required to pay United States federal income tax at ordinary income rates for gains, dividends, as well as an interest charge on certain “excess distributions,” as explained later on.   Certain elections may mitigate these consequences and the making of these elections, or “protective elections”, may be particularly relevant this year given that our PFIC status depends on our non-PFIC status for all years prior to 2009 and on our not being a PFIC in both 2010 and 2011, and a favorable determination by the IRS as to the status of the common stocks held by our company as marketable securities as non-passive assets for the years 2010, 2011, 2012 and 2013. See “Item 10E Taxation” for a more comprehensive discussion of our status in connection with the PFIC rules, our strategies for attempting to manage this risk and the United States federal income tax consequences if we were to be treated as a PFIC.

We expect to be subject to increasing risks of international operations. Currently we market and sell our products and services primarily in North America and Europe, from which areas we received approximately 93% of our total revenues for the year ended December 31, 2013. Managing our operations in North America and Europe requires significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products in regions other than North America and Europe.  In 2012, we expanded our sales efforts into other international areas, including India and Russia, and in 2013 we expanded such efforts into Latin America. Our inability to increase our worldwide operations successfully could adversely impact our business.

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

Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio.  We invest our cash, cash equivalents and marketable securities in a number of countries with and in the custody of financial institutions with high credit ratings. In 2010, we invested, and continue to invest, the majority of our cash in the common stock of various highly capitalized publicly traded corporations.  See “Item 10E Taxation” for more information regarding the purposes of these investments. As of December 31, 2013, the fair value of our investments was $6.1 million.

While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, limit stock market risk, and limit our investments to what we view as high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial and stock markets, which can all affect the income that we receive, the value of our investments, and our ability to sell them.  We believe that our marketable securities are carried at fair value. However, over time the economic and market environment may provide additional insight regarding the fair value of certain securities which could change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. There is continuing risk that declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses. In addition, our investments in common stock are subject to risks associated with the stock market and the risks associated with each particular company whose common stock we hold, and if we need to liquidate some or all of those investments in order to access cash, we may be forced to sell such investments at a loss.

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

Since 2004, we have focused our business on the development, marketing and support of customer experience management and process optimization solutions that simplify and automate customer service processes.  We refer to this market as the “customer service and support market.” Contact centers worldwide are using our solutions to automate complex processes, improve customer satisfaction and loyalty, reduce operational costs, and enforce and monitor compliance with regulatory policies and procedures.

In the third quarter of 2012, we introduced Jacada Visual IVR (initially called Jacada Mobile Agent), our offering to enhance self service capabilities from a website or mobile app and improve the connectivity between self-service and the assisted service channels. We expect that the use of this technology will result in a substantially reduced number of calls to the call center and reduced handling time.

We have a total solution, comprised of a customer engagement methodology, products and expertise, to help companies improve their contact center operations and provide their customer with a consistent experience across all channels, including voice, mobile, and IVR.  Our solutions are uniquely able to solve several business problems that lead to poor customer interactions, as we offer an end-to-end unified desktop, process guidance platforms and solutions to connect between self-service and assisted service channels.

Typical users of our customer service and support solutions are medium to large businesses with inbound contact centers that typically have in excess of 100 agent positions. Some of the companies that have purchased our customer service and support solutions include Cox Communications, Capita Business Services, priceline.com, Quelle Contact Vertrieb,  Central Hudson Gas & Electric, Station Casinos, Telefonica O2 UK, Nationwide Insurance, E.ON, Permanent General Insurance Companies, Kabel Deutschland, Blue Cross and Blue Shield of Massachusetts and Ziggo.

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

We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies’ shares during fiscal years 2013 or 2014.

B.           Business Overview

Industry Overview

Since 2004, we have focused our business on the development, marketing and support of customer experience management and process optimization solutions that simplify and automate customer service processes. In the third quarter of 2012 we introduced Jacada Visual IVR (initially called Jacada Mobile Agent), our product offering, designed to improve the connectivity between self- service channels (such as mobile and web self-service) to the assisted service channels at the contact center (voice and chat). We refer to this market as the “customer service and support market.” Prior to the introduction of our customer service and support market products we had been operating in the application integration and web-enablement market for 16 years. We refer to this market as our “traditional market business.”

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

The number of applications on the typical customer service representative desktop is increasing due to the broader range of services that organizations are demanding of contact centers and the desire for agents to resolve calls during the first contact with the customer. The desire for first contact resolution is also driving a need to connect the customer service agents in the “front office” with processors in the back office to ensure that complex transaction are fulfilled correctly and completely and that the results are returned to the customer quickly. These applications are often a combination of Windows, web and host centric applications that are not integrated, and many of these applications have a unique user interface that customer service representatives must master to perform their jobs. The sharing of work between the front and back office workers is driving the need for business process automation tools to be added in order to coordinate front agent desktop process and activities with the back office workers.

Additionally, it is still common for customer’s to have to repeat information to a customer service agent even if that information had already been entered into the company’s website or mobile application. Commonly the self service experience on the website, in the mobile application, and on the voice IVR are all created separately, frequently by different organizations. This results in a fragmented customer experience with little to no ability for the customer to get a consistent experience across these touch-points and as the customer tries new touch-points to resolve their issue they commonly have to start over from the beginning especially when they give up and try to call for assistance from a live agent.

The complex and fragmented customer service experience results in:

•	Long and expensive average call handle times, or AHT;

•	Long and expensive training programs for the customer service representative;

•	High rate of call back or need to escalate calls to a more experienced agent;

•	High customer service representative turnover; and

•	Poor customer satisfaction and low customer retention.

•	An increased number of requests to contact live customer agents.

Our Solutions

 We develop, market and support unified agent desktop, and process optimization solutions that simplify and automate customer service processes and help organizations improve their customer experience.  By bridging disconnected systems into a single, “intelligent” workspace and providing process guidance to contact center agents, our customer service and support market solutions create greater operational efficiency and increase agent and customer satisfaction. Our customer service and support market products simplify the desktop of customer service representatives and guide them through complex call types to reduce operational costs, enforce policies and improve the customer experience. Our Visual IVR solution allow our customers to deliver consistent customer service across multiple interaction channels such as smart-phone applications and web self service and ensure a seamless connectivity into the contact center in the event the user was unable to complete the self-service transaction. Our solutions provide our clients’ organizations with a simplified customer service interaction designed to improve the efficiency and effectiveness of their customer service organization.

Benefits

Our solutions for the customer service and support market provide the following business benefits:

•
Reducing operating expense. Because our customer service and support market products present users with a single interface through which applications are accessed and provide the ability to guide the agents through complex processes, they eliminate the need to navigate through and between applications. Therefore, they eliminate redundant data entry, cut keystrokes and streamline or even eliminate process steps, including time consuming call wrap-up processes, thereby generating greater agent efficiency.  This enables increased first call resolution, significant reduction in average handle times and operating costs and reduced error rates.

•
Significantly reducing customer service representative training costs.  By simplifying the customer service representative desktop, reducing the number of applications with which a customer service representative must interact and offering process guidance, our contact center solutions allow our customers to significantly reduce their customer service representative training costs.

•
Increasing revenue opportunities. By reducing average handle times and making it easier for customer service representatives to access all of the data needed to answer a customer’s question or complete a customer’s request, our customer service and support market products enable customer service representatives to perform increased sales activities. Our process guidance solutions help guide the agent through sales campaigns, leading to potentially greater revenue opportunities.

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

•
Seamless transition between self service and assisted service channels and reduced inbound call volume through increased self-service resolution. Jacada Visual IVR bridges the gap between self service and traditional customer service contact channels and improves self service capabilities. This results in a consistent customer service experience through the various channels, reduced call handle times and reduced number of inbound calls.

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

Jacada® Visual IVR. Jacada Visual IVR enables end users to engage in a mobile self-service session through smart phones, tablets or other smart devises which visually maps out the steps of the customer service interaction. This visual interaction, or Visual IVR, has full support for data entry and sophisticated self-service capabilities, including being able to proactively mine knowledge bases for information and retrieve or update customer information in real time. Jacada Visual IVR connects the customer’s self-serve interaction directly with a company’s underlying line of business applications to solve their problem. For calls that do require agent assistance, however, Jacada Visual IVR provides a seamless transition to the voice or chat channel from the self-service channel. Once the call is connected to the agent, all of the steps already taken by the customer, as well as any data entered, are visible to the agent. By doing so, customers will not have to repeat information. Additionally, the underlying systems can be pre-populated with the customer information, adding a further benefit of reduced handle times.

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

Jacada® Workflow. Jacada Workflow creates industry standard business process management (BPM) workflows that ensure that work items in the contact center that require interaction from another person or special handling are routed, tracked, assigned, and responded to in an organized and monitored manner. This ensures that sensitive and urgent business processes such as damage claims in the insurance industry or special requests to change a retail order already in the shipping process are routed to the correct person quickly and that they are followed up on completely in an appropriate amount of time. This ensures that customer interactions that are outside the scope or ability of a customer service agent to handle may be treated with the same efficiency, rigor, and process that is followed in the contact center. Ultimately ensuring that customer requests and transactions do not “fall between the cracks”. Deploying workflows into the contact center increases the ability to resolve complex customer requests on the first request and increases the accuracy of the response to the request. This saves costs by decreasing the number of customer interactions that are necessary to resolve complex issues and increases customer satisfaction as well as customer retention.

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

Product support and maintenance services are provided to our customers through agreements under which we provide technical support for our software products by telephone, fax, e-mail and the Internet and provide updates, upgrades and fixes to our software products on an if-and-when-available basis. Customers can select between standard support and maintenance services, offered during business hours, or enhanced support and maintenance services, offered 24 hours per day, seven days per week. In addition, we offer our customers solution support and maintenance services which include support and maintenance services for our products and the work product deliverables that were provided as part of our professional services. Our customers may purchase support and maintenance services for 12 months after the initial purchase of our solutions, renewable annually thereafter.

Principal Markets

Our principal markets are North America and Europe. We generate revenues from licensing our software products to customers and providing customers with training, professional services, product or solution support and maintenance services. Software licenses revenues constituted approximately 19%, 10% and 9% of our total revenues for the years ended December 31, 2013, 2012 and 2011, respectively, while professional services, support and maintenance revenues constituted approximately 81%, 90% and 91% of our total revenues, respectively, for the same periods.  Software licenses revenues generated from North American customers constituted approximately 13%, of our total revenues in the year ended December 31, 2013 and 8% of our total revenues in each of the years ended December 31, 2012 and 2011, while professional services, support and maintenance revenues generated from North American customers constituted approximately 41%, 50% and 39% of our total revenues, respectively, for the same periods.  Software license revenues generated from European customers constituted approximately 5% of our total revenues in the year ended December 31, 2013 and 1% of our total revenues in each of the years ended December 31, 2012 and 2011, while professional services, support and maintenance revenues generated from European customers constituted approximately 35%, 38% and 50%, respectively, for the same periods.

Seasonality

           Not applicable.

Sources and Availability of Raw Materials

Not applicable.

Sales and Marketing

We sell our products through our direct sales force in North America, Europe, Asia and Latin America, as well as through our indirect distribution channels, consisting of system integrators, partners and call center outsourcers. We also use indirect distribution channels in countries where we have no direct sales operations. As of December 31, 2013, we had 19 people in our sales and marketing organization, compared to 17 as of December 31, 2012.

During 2013 we maintained our business arrangements with our strategic indirect sales channels for our customer service and support solutions and also invested in the establishment of arrangements with new indirect channels. Our indirect distribution channels, which act as independent sales agents and value added resellers  for our customer service and support products, include Avaya, a global leader in business communications, Cognizant, Tata Consultancy Services and Accenture, each a global management consulting, technology services and outsourcing provider, and IBM Global Services, Tieto and Wipro, each a large global IT services provider. It is our expectation that our indirect distribution channels will extend our market reach by increasing market awareness of our solutions and presenting us to potential customers. We intend to continue to invest in 2014 in the development of our indirect sales channels.

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

Our research and development expenses were $2.9 million, $3.5 million and $2.9 million for the years ended December 31, 2013, 2012 and 2011, respectively.  As of December 31, 2013, 19 professionals were engaged in research and development activities compared to 21 as of December 31, 2012. See also “Item 5: Operating and Financial Review and Prospects, A. Operating Results, Total Operating Expenses.”

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

The Jacada WorkFlow product is based on technology licensed to us under a distribution agreement that we entered into in October 2012. The distribution agreement provides for a royalty based right to distribute the technology bundled with our own products, or on a stand-alone basis.

Certain features of our Jacada Workspace Agent Desktop product are based on technology licensed to us under a distribution agreement that we entered into in March 2011. The distribution agreement provides us with the right to distribute the technology bundled with our own products, or on a stand-alone basis, subject to our obligation to pay royalties to the licensor.

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

The relative importance of each of these factors depends upon the specific customer environment. Although we believe that our products and services currently compete favorably, we may not be able to maintain our competitive position against current and potential competitors. In addition, many companies choose to deploy their own information technology personnel or utilize system integrators to write new code or rewrite existing applications in an effort to develop new solutions. As a result, prospective customers may decide against purchasing and implementing externally developed and produced solutions such as ours. The Visual IVR space, which we entered in the third quarter of 2012 with the introduction of our Jacada Visual IVR product (initially called Jacada Mobile Agent), is an emerging market and, while we believe our product will compete favorably with others in this market, we may not be able to gain a competitive advantage in this space.

Our customer service and support products compete with other contact center solutions offered by vendors including OpenSpan, NICE Systems, Pega Systems, Cicero and Kana. In addition, with our new product offering, Jacada Visual IVR, we face new competitors in this market, including Voxeo, Fonolo and Interactive Intelligence. We expect additional competition from other established and emerging companies.

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

As of December 31, 2013, we had not yet begun to generate taxable income for purposes of the Capital Investment Law. Once we do generate taxable income, if we fail to comply in whole or in part with the conditions and criteria set forth under this law, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we may receive, adjusted for inflation and interest.

As of December 31, 2013 we believe that we are in compliance with all of the conditions required by the Capital Investment Law.

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

None

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

In the third quarter of 2012 we introduced Jacada Visual IVR (initially called Jacada Mobile Agent), our product offering designed to enhance self service capabilities from a website or mobile app and improve the connectivity between self-service and the assisted service channels.

 In years prior to 2013, the continuing weakness and uncertainty in the economy impacted revenues as some prospective customers postponed decisions for large projects or lengthened their decision cycle to ensure that they had an adequate return on investment before contracting for a customer service and support solution. As a result, we continued to experience long sales cycles. In addition, we were subject to increased competition from vendors offering smaller scale and less expensive solutions. Consequently, we faced increasing pricing pressure.

To address these concerns, over the past three years, we put in place measures that would facilitate revenue growth. These measures included the introduction, in 2011 and 2012, of new versions of our products that ease implementation, requiring less investment from our customers and improving their return on investment. To accomplish this, we invested a larger portion of our cash resources in research and development, resulting in new versions of Jacada Workspace Agent Desktop, Jacada Integration and Automation, and Jacada Agent Scripting. With improved ease of use and return on investment, we secured several new significant customers during 2013, which led to revenue growth to $15.6 million in the year ended December 31, 2013 from $10.8 million in the prior year.

During these years, we also took measures to introduce new products to expand our market and potential for new revenues. These measures led to our introduction, in 2012 and 2013, of Jacada Workflow, Jacada Advisor and Jacada Visual IVR. At the same time, we increased our sales and marketing expenditures, focusing on new territories, such as India, Russia and Latin America, and marketing programs for our new products and markets, such as our investment in analyst coverage of the emerging Visual IVR customer service market. We also spent considerable time building our partner networks, including relationships with Avaya, Cognizant, and Tata Consultancy Services. These new products and markets contributed moderately to our revenue growth in 2013, but represent areas in which we expect significant future contributions to revenue.

With the completion of these new features and products, we were able to slightly reduce our expenditure levels in research and development. In the latter part of 2013 and in early 2014, our research and development efforts have been primarily focused on the development of enhanced versions of Visual IVR, including cloud versions of select products such as Visual IVR and Jacada Agent Scripting, which will allow us to enter the software-as-a-service market.

During 2013, we were also attentive to improving our gross margins, specifically in services. We focused on improving the billable utilization of or services employees as well as the close management of ongoing large projects to ensure achievement of the original timelines and personnel investment. As a result, our services margins improved from 12% in 2012 to 39% in 2013.

The revenue growth of 45% in 2013, improvement in our overall gross margins to 62% in 2013 from 38% in 2012, combined with reduced operating expenses, resulted in our achievement of an operating loss of $0.7 million, a significant improvement from our $7.2 million operating loss in 2012. When combined with financial income of $473,000, primarily from the sale of marketable securities, and an income tax benefit of $382,000, we were able to achieve net income of $118,000 in the year ended December 31, 2013, compared to a net loss of $6.4 million in the year ended December 31, 2012.

In 2013, we derived approximately 48% of our revenue from four customers. To the extent that this trend continues, our revenues will be dependent on a relatively limited number of significant customers. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to become profitable.

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

Valuation of investments in marketable securities.  Our marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported in accumulated other comprehensive income in shareholders' equity.

For equity securities, an entity must recognize in earnings all declines in fair value below the cost basis that are considered other than temporary. However, if the entity evaluates that an impairment is not other-than-temporary but does not have the intent and ability to hold the equity security until the anticipated recovery of its cost basis, an impairment loss is recognized in earnings. During 2011 we recorded an other-than-temporary loss with respect to our equity marketable securities in an amount of $336,000, reflected in “Financial income, net” in our Consolidated Statement of Operations. Approximately $220,000 of other-than-temporary losses have been reversed in association with the sale of our marketable securities. There were no other-than-temporary impairments recorded in 2012 and 2013.

Fair value of financial instruments. We measure our investments in marketable securities and our foreign currency derivative contracts at fair value, under the provisions of ASC 820, “Fair Value Measurements and Disclosures”. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 -	Unobservable inputs for the asset or liability.

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

Income Taxes. We use of the liability method to account for income taxes, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

We implement a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. During 2013, a previously recorded valuation allowance on the deferred tax assets in the United States was reversed because we determined that those assets are more than 50% likely to be realized. This represents the majority of the income tax benefit of $382,000 reflected in the statement of operations for 2013.

Results of Operations

Our historical operating results for the years ended December 31, 2013, 2012 and 2011 as a percentage of total revenues are as follows:

	2013	2012	2011
Revenues:
Software Licenses	19%	10%	9%
Services	57	64	68
Maintenance	24	26	23
Total revenues	100%	100%	100%
Cost of revenues:
Software Licenses(*)	6	6	8
Services(*)	61	88	89
Maintenance(*)	9	23	27
Total cost of revenues	38	62	68
Gross profit	62	38	32
Operating expenses:
Research and development	19	33	23
Sales and marketing	28	45	29
General and administrative	20	28	34
Total operating expenses	67	105	86
Operating loss	(5)	(67)	(54)
Financial income, net	3	8	-
Loss from operations before taxes	(2)	(59)	(54)
Income tax (expense) benefit	3	(1)	(1)
Net income (loss)	1	(60)	(55)

* Respective revenues

Years Ended December 31, 2013, 2012 and 2011

Revenues and Cost of Revenues

Revenues.  Revenues were $15.6 million, $10.8 million and $12.4 million for the years ended December 31, 2013, 2012 and 2011, respectively. As discussed above, the introduction of new products and new versions of our existing products, allowed us to grow revenue in 2013 through the acquisition of new customers and the sale of new products to existing customers. In addition, in 2012, we signed several new significant contracts that were not executed until late in 2012. As a result, there was very little progress towards completion of these projects, if any, and, consequently, little contribution to revenue from them, in 2012 but significant contribution from them to our revenue growth in 2013. The recognition of revenues from these new contracts, combined with the recognition of sales of additional agent seats to existing implementations (which therefore do not require customization services), accounted for the $4.8 million increase in revenue from 2012 to 2013.

During 2011, the continuing weakness and uncertainty in the economy impacted revenues as some prospective customers postponed decisions for large projects or lengthened their decision cycle to ensure that they had an adequate return on investment before contracting for a customer service and support solution. As a result, we continued to experience long sales cycles. In addition, we were subject to increased competition from vendors offering smaller scale and less expensive solutions. Consequently, we faced increasing pricing pressure. The depleted backlog at the end of 2011, combined with the non-impact of contracts signed late in 2012 on our revenues in 2012, resulted in the decline in our revenues from 2011 to 2012.

Backlog, excluding maintenance renewals, was $5.1 million, $5.7 million and $2.4 million as of December 31, 2013, 2012 and 2011, respectively.

In each of 2013, 2012 and 2011, a significant portion of our revenues was derived from a few large orders. In 2013, 2012 and 2011, two customers accounted for 27%, 40% and 50% of our total revenues, respectively.

Software licenses revenues. Software license revenues were $2.9 million, $1.1 million and $1.1 million, or 19%, 10% and 9% of our total revenues for the years ended December 31, 2013, 2012 and 2011, respectively. During 2013, 2012 and 2011, approximately 58%, 70% and 89%, respectively, of our revenue was generated from existing customers, which typically represents additional services engagements with a limited, if any, software component. In 2012, we signed several new significant contracts, which generally include a sizeable software component, however these were not executed until late in 2012. As a result, there was very little, if any, progress towards completion of these projects and therefore little accompanying realization of software revenue from these projects during  2012, because we recognize revenue using the percentage of completion method. In 2013, we implemented the contracts that were signed in 2012 as well as several new contracts executed early in 2013 and were able to recognize their associated software revenue amounts. In addition, in 2013, we also recognized on delivery approximately $700,000 of software revenues related to licenses that did not require customization because they represented additional agent license to existing installations.

Service revenues. Service revenues were $8.9 million, $6.9 million and $8.4 million, or 57%, 64% and 68% of our total revenues for the years ended December 31, 2013, 2012 and 2011, respectively. Service revenues are generated primarily from installation, implementation and customization of our software products. As mentioned previously, we had several significant new contracts signed during 2012 that were implemented during 2013 leading to our recognition of the associated services revenues in 2013.  This combined with services revenue from additional new customers obtained during early 2013, contributed to the $2 million growth in services revenue from 2012 to 2013.

Because the substantial majority of new contracts executed during 2012 were not implemented during 2012, the greater part of our services revenue in 2012 derived from add-on services to existing customers. As several projects came to a conclusion, services revenue from one particular customer declined from $4.4 million in 2011 to $2.1 million in 2012, which was primarily responsible for the decline in our services revenues from 2011 to 2012.

Maintenance revenues. Maintenance revenues were $3.8 million, $2.8 million and $2.8 million, or 24%, 26% and 23% of our total revenues for the years ended December 31, 2013, 2012 and 2011, respectively. Maintenance revenue increased from 2012 to 2013 due to (i) the completion of the implementation of projects with new customers as discussed above, which enabled us to begin recognition of the associated maintenance contract, (ii) additional maintenance from the additional software purchases of existing customers, as discussed above, and (iii) general increases in maintenance fees. Maintenance revenues remained consistent between 2011 and 2012. Given the economic climate of 2011, some of our customers terminated maintenance or decreased the number of licenses under support. This was offset by the start of maintenance for new customers and general price increases for maintenance renewals, resulting in consistent maintenance revenues between 2012 and 2011.

Total Cost of Revenues. Total cost of revenues was $5.9 million, $6.7 million and $8.4 million, representing 38%, 62% and 68% our total revenues for the years ended December 31, 2013, 2012 and 2011, respectively. The decrease in total cost of revenue was primarily due to improvements in both the services and maintenance and support gross margins, as we improved utilization in the services and support organizations, as more fully discussed below. The decrease in total cost of revenues from 2011 to 2012 was directly related to the decline in revenues in 2012. However, cost of revenues, as a percentage of revenues, declined from 68% in 2011 to 62% in 2012, primarily due to improvements in both the services and maintenance and support gross margins as we drove efficiencies in the services and support organizations.

Cost of software licenses revenues was $0.2 million, $0.1 million and $0.1 million or 6%, 6% and 8% of software revenues for the years ended December 31, 2013, 2012 and 2011, respectively. Software licenses revenue increased from 2012 to 2013 by $1.8 million and cost of software licenses increased proportionally, by $0.1 million, meaning that cost of software license revenue as a percentage of software revenue remained constant at 6% in both years.  As software license revenue remained consistent between 2011 and 2012, the associated cost of software licenses remained consistent as well.

Cost of service revenues was $5.4 million, $6.0 million and $7.5 million, or 61%, 88% and 89% of service revenues for the years ended December 31, 2013, 2012 and 2011, respectively. Services margins improved from 12% in 2012 to 39% in 2013. While our services revenues increased significantly from 2012 to 2013, our cost of services decreased. During 2013, we focused on improved billable utilization of our services team as well as close management of ongoing large projects to ensure achievement of the original timelines and personnel investment. By focusing on these two aspects of our business, we were able to deliver more with less yet still maintain customer satisfaction. Services margins improved slightly from 11% in 2011 to 12% in 2012. While our services revenue declined from 2011 to 2012, our staffing requirements declined as well, and we adjusted accordingly. However, in anticipation of the new contracts executed late in 2012, a portion of our staff was retained, although such persons were not yet generating revenue from work on new contracts, which contributed to the continued depressed margins in 2012. Service headcount during 2013, 2012 and 2011 averaged approximately 30, 35 and 36 individuals, respectively. We ended 2013 with 33 employees engaged in providing services. Please see the Risk Factor entitled: “Failure to deliver professional services efficiently could negatively impact our gross margins.”

Cost of maintenance revenues was $0.3 million, $0.6 million and $0.8 million, or 9%, 23% and 27% of maintenance revenues for the years ended December 31, 2013, 2012 and 2011, respectively. Maintenance headcount during 2013, 2012 and 2011 averaged approximately 3, 4 and 5 individuals, respectively. The decline in headcount, a result of driving efficiencies in our support department, allowed us to increase our maintenance and support margins from 73% in 2011 to 77% in 2012. These efficiencies, coupled with a significant increase in maintenance revenue in 2013 allowed us to further improve our maintenance and support margins to 90% in 2013.

Total Operating Expenses. Total operating expenses in 2013 were $10.4 million, representing a decrease of $0.9 million compared to $11.3 million in 2012. In an effort to stimulate revenue growth, we invested heavily in research and development and sales and marketing activities in 2012, resulting in a $1.9 million increase in operating expenses compared to 2011. This was offset by savings in general and administrative expenses of $1.3 million in 2012. In 2013, with the completion of certain of the new product development projects, we were able to slightly reduce the expenditure levels in research and development.   Our average overall headcount in operating areas of the business was 53, 55 and 54 2011, 2012 and 2013, respectively.

Research and Development.  Research and development, or R&D, expenses were $2.9 million, $3.5 million and $2.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. In an effort to stimulate revenue growth, we invested heavily in research and development in 2012 to build new versions of our existing products and to develop new products, including Jacada Visual IVR and Jacada Advisor. This resulted in a $0.6 million increase in research and development expenses from 2011 to 2012. In the latter half of 2013, as we completed some of these large development projects for the new features and products, we were able to slightly reduce our research and development expenditures, resulting in reduced overall R&D expenditures in 2013. Our research and development efforts in the latter half of 2013, as well as the early portion of 2014 have focused on the development and enhancements of the cloud versions of our Visual IVR and Jacada Agent Scripting products. As a percentage of total revenues, research and development expenses were 19%, 33% and 23% for the years ended December 31, 2013, 2012 and 2011.

Sales and Marketing.  Sales and marketing expenses were $4.4 million, $4.8 million and $3.6 million for the years ended December 31, 2013, 2012 and 2011, respectively. While headcount for sales and marketing increased from 17 in 2012 to 19 in 2013, our overall expenses declined by $400,000.  Our Co-Chief Executive Officer, Guy Yair, previously managed our EMEA sales operations but in late 2012, was promoted to Co-CEO and accordingly, his expenses were moved to general and administrative expenses in late 2012 and 2013. We also had reduced travel expenses and reduced indirect expenses (rent, communication costs, etc.), some of which are allocated to sales and marketing. These reductions were offset by increased commissions associated with revenue growth during 2013. In 2012, we increased our sales and marketing expenditures, focused on new territories, including India and Russia, and marketing programs for our new products and markets, such as investing in analyst coverage of the emerging mobile customer service market. As a percentage of total revenues, sales and marketing expenses were 28%, 45% and 29% for the years ended December 31, 2013, 2012 and 2011, respectively.

General and Administrative.  General and administrative expenses were $3.1 million $3.0 million and $4.3 million for the years ended December 31, 2013, 2012 and 2011, respectively. As a percentage of total revenues, general and administrative expenses were 20%, 28% and 34% for those years. The absolute increase in general and administrative from 2012 to 2013 resulted from (i) an increase in stock compensation expense of $0.1 million, (ii) an increase in incentive compensation of $0.2 million, as we achieved certain performance targets, offset in part by (iii) a reduction in salaries of $0.1 million, primarily representing a reduction in overall headcount despite the promotion of our Co-Chief Executive Officer, as mentioned above, and (iv) a reduction of indirect expenses (rent, communication costs, etc.) of $0.1 million. The decrease in general and administrative expenses from 2011 to 2012 was the result of (i) a reduction in professional fees of $0.8 million, including board fees, legal fees, audit fees, and stock exchange fees, (ii) a reduction in salaries of $0.4 million, primarily representing a reduction of severance costs recognized in the previous year, (iii) a reduction in  stock compensation expense of $0.1 million and (iv) other general expense savings, such as reduced rent associated with moving our US offices.

  Financial Income (Loss), Net.  Financial income (loss), net, was $0.5 million, $0.9 million and $(12,000) for the years ended December 31, 2013, 2012 and 2011, respectively. Financial income in 2013 consisted of a $0.3 million gain on the sale of marketable securities and $0.2 million in dividend income. Financial income in 2012 consisted of a $0.7 million gain on the sale of marketable securities, $0.2 million in dividend income, offset in part by foreign currency translation losses and bank charges of $0.1 million. Financial loss in 2011 consisted of $0.3 million other -than- temporary loss on our marketable securities, which was mostly offset by $0.3 million in dividend income, foreign currency translation gains, interest income and gains on the sale of one of the marketable securities that we had held. During 2011, we recognized an other-than-temporary loss on our marketable securities because it was more likely than not that we would be required to sell the particular marketable security before the recovery of its cost basis. See also “Item 3: Key Information. D. Risk Factors. Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Pre-tax Loss from Continuing Operations. As a result of the above factors, our customer service and support business generated pre-tax losses of $0.3 million in 2013, $6.4 million in 2012 and $6.7 million in 2011.

Tax benefit (expense). In 2013, 2012 and 2011 we had tax benefit (expense) of $382,000, $(55,000) and $(62,000), respectively. The 2013 tax benefit primarily consisted of a $345,000 deferred tax benefit associated with the reversal of a previously recorded valuation allowance on certain deferred tax assets in the United States. Tax expense in 2012 and 2011  were due to current income tax expenses that primarily reflected alternative minimum taxes due in the United States.

As of December 31, 2013, we had an Israeli net operating loss carryforward of approximately $45 million which can be carried forward and offset against taxable income with no expiration date. As of December 31, 2013, our U.S subsidiary had a U.S. net operating loss carryforward for income tax purposes of approximately $0.9 million. The net operating loss carryforward expires within 9 to 13 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. As of December 31, 2013, our European subsidiaries had net operating loss carryforwards for income tax purposes of approximately $2.5 million, which can be carried forward and offset against taxable income with no expiration date.

Net Income (Loss). As a result of the above-described factors, we recorded net income of $0.1 million in 2013 and net losses of $6.4 million and $6.8 million in, 2012 and 2011, respectively.

B.           Liquidity and Capital Resources

Since our inception, we have funded operations through the private placement and public offering of equity securities, internal operations, the sale of our traditional market business and, to a lesser extent, borrowings from financial institutions.

As of December 31, 2013, we had $10.4 million of cash and investments, including $0.6 million of restricted cash, $3.6 million of cash and cash equivalents and $6.1 million of marketable securities. Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition. Our marketable securities are available for sale, but may be subject to losses due to fluctuations in the market. During 2013, operating activities used approximately $1.0 million in cash. The major components of this use of cash were changes in working capital of $1.1 million.  The major components of this change in working capital were an increase in accounts receivable of $1.0 million, an increase in deferred taxes of $0.3 million, an increase in other current assets of $0.1 million offset, in part, by an increase in deferred revenues of $0.2 million, and increase in trade payables of $0.2 million. The increase in accounts receivable was primarily due to an increase in revenues and associated billings. Cash provided by investing activities was $1.0 million, including proceeds from the sale of marketable securities of $1.1 million, offset, in part, by purchases of property and equipment of $0.1 million.  We believe that our cash and investments are sufficient to cover our operating expenditures and other obligations for the next twelve months.

As of December 31, 2012, we had $10.0 million of cash and investments, including $0.6 million of restricted cash, $3.6 million of cash and cash equivalents and $5.8 million of marketable securities. During 2012, operating activities used approximately $4.8 million in cash. The major components of this use of cash were our net loss of $6.4 million, offset, in part, by adjustments for non-cash expenses such as $0.4 million for depreciation, and changes in working capital of $2.0 million. The major components of this change in working capital were an increase in deferred revenues of $1.6 million, a decrease in accounts receivable of $0.7 million. The increase in deferred revenues and decrease in accounts receivable reflect a combination of cash inflow from improved collections and the initial payment for certain contracts signed late in 2012, but for which the implementations had not begun (in other words, collection of cash in advance of performance, or deferred revenue). Cash provided by investing activities was $5.4 million, including proceeds from the sale of marketable securities of $5.6 million, offset by purchases of property and equipment of $0.1 million and an increase in restricted cash of $0.1 million.

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

In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  See “Item 10.E Taxation” for more information regarding these investments. In 2011, we sold the stock of one such corporation, resulting in proceeds of $1.6 million. In 2012, we sold portions of each of the common stocks in our portfolio, resulting in proceeds of $5.6 million, which reflected a gain of $0.7 million. In 2013, we sold additional portions of each of the common stocks in our portfolio, resulting in proceeds of $1.1 million, which reflected a gain of $0.3 million As of December 31, 2013, the fair value of our remaining investments in these stocks was $6.1 million, including a $2.1 million unrecognized net gain on investments. As of March 31, 2014, the fair value of these investments was $5.6 million. In 2014 thus far, we have sold additional portions of each of the common stocks in our portfolio, resulting in proceeds of $1.1 million, which reflected a gain of $0.4 million.

Expenditures for property and equipment were approximately $0.1 million, $0.1 million, and $0.2 million for the years ended December 31, 2013, 2012 and 2011, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations.

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

C.           Research and Development, Patents and Licenses, Etc.

We believe that strong product development is essential to our strategy of continuing to enhance and expand the capabilities of our products.  We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited key software engineers and developers with experience in Java, .Net, communications, expert systems, Windows internals and Internet technologies.  Our research and development efforts in recent years have been primarily focused on enhancing and adding functionality to our contact center market products and adding new products based on our expectations of future technologies and industry trends. In the latter part of 2013 and in early 2014, our research and development efforts have been primarily focused on the development and enhancement of the cloud versions of select products such as Visual IVR and Jacada Agent Scripting, which will allow us to enter the software-as-a-service market. We submitted several patent applications with the United States patent and trademark office with respect to the technology of our Visual IVR product.

Our research and development expenses were $2.9 million, $3.5 million and $2.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013, 2012 and 2011, we had 19, 21 and 21 employees engaged in our product development activities, respectively.

D.           Trend Information

 Over the past few years, our sales cycle for our customer service and support market products continued to lengthen due to the reasons discussed in the risk factors described above. While in 2013 we saw certain improvements, reflected in the shortening of the sales cycle, the trend towards a longer sales cycle may continue. As a result, we are unable to determine what impact, if any, this may have on our business model.  See Item 3. D. Risk Factors “Our business model is focused on continued growth in a market in which we have only several years of experience. Failure to continue our early penetration into this market would negatively impact our results of operations”,  “We do not have a proven business model for the mobile customer services and support market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our mobile customer service and support solutions may be harmed or we will experience a further delay in generating revenues from these products” and “Weak and uncertain global economic conditions, including continued credit constraints, could continue to adversely affect us” for a discussion of the potential effects of this trend.

We have focused on the customer service and support market since 2004. In the third quarter of 2012 we introduced Jacada Visual IVR (initially called Jacada Mobile Agent), our product offering designed to enhance self service capabilities from a website or mobile app and improve the connectivity between self-service and the assisted service channels, thus entering the visual IVR and self-service market. Our limited experience and knowledge regarding the visual IVR and self-service and support market may impede our ability to sell our products. In addition, our continued investment in products for this market, which may not result in revenue-producing products, could result in increased losses. See Item 3. D. Risk Factors “Our business model is focused on continued growth in a market in which we have only several years of experience.  Failure to continue our penetration into this market would negatively impact our results of operations.”, “The visual IVR market is an evolving market and failure to achieve market acceptance of our products in this space may result in a failure to recover our development and marketing expenditures, which would adversely impact our operating results.”, “The investment required in establishing the visual IVR market may generate little initial revenue while increasing our cost of sale.”, and “We do not have a proven business model for the visual IVR market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our visual IVR solutions may be harmed or we will experience a further delay in generating revenues from these products.”

Recent company efforts have focused on the introduction of a cloud offering for our Jacada Visual IVR and Jacada Agent Scripting products, allowing us to offer these products in a software-as-a-service model. We have limited business experience with this type of model, which may impede our ability to successfully launch the software-as-a-service model. See Item 3. D. Risk Factor, “We have limited business experience in offering a Software-as-a-Service model; if we fail to meet the technical and support requirements of this model, our efforts to successfully commercialize our visual IVR and other solutions may be harmed, we may obtain customers we are unable to support and we may incur significant costs in correcting technical and support concerns.”

Currently, we anticipate that our customer service and support solutions might continue to generate revenues from a small number of deals with large average dollar amounts compared to our traditional market business. See Item 3. D. Risk Factor: “Revenues from our customer service and support solutions might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations” for a discussion of the risks our business and prospects for growth face in connection with continued customer concentration.

We anticipate that a large number of our future customer service and support solution deals will continue to involve substantial customization and implementation services of our solutions and that a majority of our revenues will continue to derive from the provision of professional services. If we do not increase the proportion of our total revenue attributable to software license fees or if we do not increase our professional services gross margins (or at a minimum maintain the professional services margins achieved in 2013), we may not be able to achieve or maintain profitability. Our limited experience and knowledge regarding the customer service and support market may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated.  Any such expending of more resources may negatively impact the gross margins for our professional services and our ability to achieve or maintain profitability. See Item 3. D. Risk Factors:  “Our revenues could be adversely affected if we fail to recruit and retain consultants and other technical service personnel”, “A majority of our revenues derives from the provision of professional services” and “Failure to deliver professional services efficiently could negatively impact our gross margins” for a discussion of the potential effects of this trend.

We may continue to be subject to foreign currency risk. Our results of operations are reported in U.S. dollars; however, we expect that a significant portion of our revenues and expenses will continue to be generated and incurred outside of the United States and in currencies other than the U.S Dollar. Depreciation of the Euro or the English Pound against the U.S. dollar will have the effect of reducing our U.S. dollar revenues from transactions recorded in these currencies. Additionally, fluctuations in the U.S. dollar against the New Israeli Shekel (NIS), English Pound or Euro exchange rate will have the effect of impacting the U.S. dollar cost of our operations in Israel, in the UK or in European countries as applicable. As a result, we may be subject to the effects of foreign currency exchange fluctuations. See Item 3. D. Risk Factor: Exchange rate fluctuations between the dollar and other currencies may negatively affect our results of operation” for a discussion of the potential effects of this trend.

 Until 2012, our backlog had been decreasing and may decrease again if we do not maintain or increase the number of our transactions. See Item 5: “Operating and Financial Review and Prospects. A. Operating Results, Revenues and Cost of Revenues” for further disclosure regarding our revenue recognition policies. Reduced backlog means that we will be more dependent on signing new transactions in order to generate revenues.  See “Risk Factor: Our revenues may decline if we do not increase the number of transactions we enter into in 2014” for a discussion of the potential effects of this trend.

In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  See Item 10E: “Taxation” for more information regarding these investments. See also Item 3. D. “Risk Factor: Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio”. These investments in common stock are subject to risks associated with stock market investments and the risks associated with each particular company whose common stock we hold. If we need to liquidate some or all of those investments in order to access cash, we may be forced to sell them at a loss.

E.           Off-balance sheet arrangements. We are not party to any off-balance sheet arrangements. See “Item 4.b: Material Effects of Government Regulation in Israel”.

F.           Tabular Disclosure of Contractual Obligations.  The following table summarizes our contractual obligations and commercial commitments as of December 31, 2013:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facilities	$1,194	$446	$711	$37	-
Severance pay*	$354	-	-	-	-

*Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. For employees whose employment commencement date is prior to January 1, 2005 these obligations are payable only upon the termination of the respective employees. However, while this amount may be reduced upon voluntary termination by an employee, it is not our general practice to reduce the amounts of severance payments in cases of voluntary termination. As of December 31, 2013, we had $0.1 million in our severance pay funds, which will be used to satisfy a portion of our obligations.

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

Item 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth certain information regarding our executive officers and directors as of April 15, 2014:

Name	Age	Position
Gideon Hollander(1)	49	Co-Chief Executive Officer and Chairman of the Board of Directors
Guy Yair	42	Co-Chief Executive Officer
Caroline Cronin	43	Chief Financial Officer
Yossie Hollander	56	Director
Ohad Zuckerman(2)(1)	49	Director
Tzvia Broida(2)	45	Director
Avner Atsmon(2)	51	Director
(1)           Member of the Options Committee
(2)           Member of the Audit Committee and Compensation Committee

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

Caroline Cronin joined us in June 2009 as Vice President of Finance, prior to being promoted to Chief Financial Officer in January 2010. Ms. Cronin is a CPA with several years of experience in financial leadership, management and reporting. Prior to joining Jacada, between November 1999 and June 2008 Ms. Cronin served as corporate controller and chief financial officer of Optio Software, a document automation software provider, where she led the divestiture team and successfully negotiated the sale of the company to Bottomline Technologies. Between 1997 and 1999 Ms. Cronin served as an Assistant Corporate Controller for Medical Manager Corporation, a healthcare management software provider. Ms. Cronin holds a BS in Accounting and an MBA from Florida State University.

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

Tzvia Broida joined us as a director in December 2013. Ms. Broida has also served as Chief Financial Officer for Sensible Medical Innovations since March 2011. Prior to that, Ms. Broida was Chief Financial Officer at Jacada from January 2005 until May 2009, previously serving as our Vice President, Finance from March 2000 and in various positions at Jacada since August 1995.

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

The term of our former director, Ms. Gittit Guberman, who had served since October 2010, expired at our annual general shareholders meeting in December 2013.

B.           Compensation

The aggregate remuneration that we paid for the year ended December 31, 2013 to all executive officers and directors as a group was $0.8 million in salaries, fees, commissions and bonuses. Certain members of the executive management participate in a bonus plan whereby bonuses or commissions may be paid upon the achievement of certain revenue, booking or operating income targets.  Since August 2008, each our directors has received annual compensation of NIS 42,600 (approximately $12,000), plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended.  In addition, all directors are entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as board members, including attending board of directors meetings.  Directors also receive options to purchase our ordinary shares.

Mr. Gideon Hollander, our Co-Chief Executive Officer and active Chairman of the Board, receives, effective as of January 2011,  a monthly fee of NIS 83,333 (equal to approximately $24,000 based on the current rate of exchange between the New Israeli Shekel and US Dollars) as total consideration for his services to our company.

As of December 31, 2013, options to purchase 369,250 ordinary shares granted to our directors and executive officers (7 persons) under our option plans were outstanding. The weighted average exercise price of these options was $2.47 per share ranging from $0.85 to $16.36, and the expiration dates of the options range from November 29, 2014 to December 31, 2020.

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

At our annual meeting in August 2004, our shareholders voted to fix the number of directors at six directors. We currently have only five directors. In accordance with the terms of our articles of association, the board of directors is divided into four classes, with the following terms of office:

•	Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2015;

•	Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2016;

•	Class III directors, whose terms expire at the annual meeting of shareholders to be held in 2014; and

•	A class of directors whose terms expire after one year, at each annual meeting of shareholders.

Our Class I directors are Avner Atsmon and Ohad Zuckerman.  Our Class II director is Tzvia Broida.  Our Class III directors are Gideon Hollander and Yossie Hollander.  We do not currently have a director whose term expires annually.

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

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise.  Under applicable regulations, a director with accounting and financial expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements.  See “—External Directors.” He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of our company and the scope and complexity of its operations.  Our board of directors has determined that our company requires one director with such expertise, and that Ms. Tzvia Broida has accounting and financial expertise.

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

Pursuant to the requirements of the Companies Law, we have appointed an audit committee, consisting of three members, each of whom is considered an unaffiliated director under the Companies Law. The current members of the audit committee are Ohad Zuckerman, Avner Atsmon and Tzvia Broida.

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

Compensation Policy and Committee

Pursuant to the requirements of the Companies Law, we have appointed a compensation committee, consisting of Ohad Zuckerman, Avner Atsmon and Tzvia Broida and established a compensation policy regarding the terms of engagement of office holders. Such compensation policy was set by our board, after considering the recommendations of the compensation committee, and was approved by our shareholders in December 2013.

The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy relates to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It also considers, among other things, the company’s risk management, size and the nature of its operations. The compensation policy considers the following additional factors:

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

The compensation policy also includes the following principles:

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

The compensation policy also considers appropriate incentives from a long-term perspective and maximum limits for severance compensation.

Under the amendment, the compensation committee is responsible for (a) recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of our office holders as well as functions previously fulfilled by our audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

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

The compensation committee must consist of at least three (3) members, including all of our external directors. Each remaining compensation committee member must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is be subject to the same Companies Law restrictions as the audit committee as to (a) committee membership and (b) who may not be present during committee deliberations (as described under “—Approval of Related Party Transactions Under Israeli Law— Fiduciary Duties of Directors and Executive Officers— Disclosure of Personal Interests of an Office Holder” below).

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

Ohad Zuckerman, Avner Atsmon and Tzvia Broida currently serve as our external directors.

D.           Employees

As of December 31, 2013, we had 30 employees in Israel, 38 in the United States and 20 in Europe. Of our 88 employees, 19 were engaged in research and development, 19 in sales, marketing and business development, 35 in professional services and technical support and 15 in finance, administration and operations.  With respect to our Israeli and European employees, we are subject to local labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay, termination of employment procedures and other conditions of employment.

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

The following tables set forth as of the end of each of the last three fiscal years, the number of our employees, categorized by activity and geographic location:

As of December 31,	2013	2012	2011

Research and Development	19	21	21
Marketing, Sales, Services and Customer Support	54	50	57
Administration Management and Information Systems	15	17	17
Total	88	88	95

As of December 31,	2013	2012	2011

Israel	30	32	31
United States	38	37	42
Europe	20	19	22
Total	88	88	95

E.            Share Ownership

Other than Gideon Hollander, Guy Yair and Yossie Hollander, whose shareholdings are described in Item 7 below, none of our officers and directors owns in excess of one percent of our outstanding ordinary shares.

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

As of December 31, 2013, 1,211,578 ordinary shares were available for future grants under these option plans to be granted to officers, directors, employees and consultants. As of December 31, 2013, options to purchase 522,121ordinary shares were outstanding under the option plans. As of December 31, 2013, the weighted average exercise price of options outstanding under our option plans is $2.88. Our option plans are administered by our board of directors and the options committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants. In addition, pursuant to the option plans, the exercise price of options shall be determined by our board of directors or our options committee but may not be less than the fair value of the ordinary shares and is typically the fair market value on the date of grant.  The vesting schedule of the options is also determined by our board of directors or our options committee but generally the options vest over a four year period.  Generally, options granted under the option plans are exercisable until seven to ten years from the date of the grant.  The 1999 Option Plan and the 2003 Share Option Plan expired on December 31, 2009 and December 31, 2012, respectively.

As of March 31, 2014, options to purchase 369,250 ordinary shares granted to our directors and executive officers (7 persons) under our option plans were outstanding. The weighted average exercise price of these options was $2.47per share ranging from $0.85 to $16.36, and the expiration dates of the options range from November 29, 2014 to December 31, 2020.

Item 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth, to the best of our knowledge, as of March 15, 2014, those shareholders that own 5% or more of our capital stock and officers that own 1% or more of our capital stock.

Name of Beneficial Owner	Number of Shares Owned	Percentage*
Yossie Hollander (1)	539,753	12.93%
Gideon Hollander (2)	404,268	9.69%
Guy Yair (3)	53,122	1.26%
New Resources (4)	230,000	5.53%
Gunar Anstalt (5)	223,750	5.38%
Lloyd I. Miller, III (6)	880,103	21.16%

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

(1)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander.  Represents 325,320 ordinary shares owned individually by Mr. Hollander, 75,668 ordinary shares owned by Mr. Hollander’s spouse and 125,015 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein.  Includes 13,750 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares and an aggregate of 387,400 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests.  Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts.  Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported.  The address of Mr. Hollander is 5901 Peachtree Dunwoody Road, Building B, Suite 550, Atlanta, Georgia 30328.

(2)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander.  Represents 391,247 ordinary shares owned individually by Mr. Hollander, and 13,021 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported.  The address of Mr. Hollander is 11 Shenkar Street, Herzliya 46725, Israel.

(3)	Represents ordinary shares issuable pursuant to options held by Mr. Yair which are exercisable within 60 days of the date hereof.

(4)
Based on a Schedule 13G filed with the Securities and Exchange Commission, or the Commission, on February 16, 2010.  We make no representation as to the accuracy or completeness of the information reported. New Resource’s address is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(5)
Based on a Schedule 13G filed with the Commission on February 23, 2010.  We make no representation as to the accuracy or completeness of the information reported. Gunar Anstalt’s address is AeuleStrasse 5, FL-9490 Vaduz, Liechtenstein.

(6)
Based on a Schedule 13G filed with the Commission on December 31, 2012. The Company makes no representation as to the accuracy or completeness of the information reported. Mr. Miller’s address is 222 Lakeview Avenue Suite 160-365 West Palm Beach, Florida 33401. Mr. Miller has increased his percentage beneficial ownership during the last three years from less than 5% to 21.16%. The increase is due to open market purchases executed by Mr. Miller.

The shareholders that own 5% or more of our capital stock do not have different voting rights.

Based upon a review of the information provided to us by our transfer agent, as of April 22, 2014, there were 45 holders of record of our shares, of which 35 record holders holding 3,468,410, or approximately 83.5%, of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record 3,340,532 ordinary shares on behalf of an firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B.           Related Party Transactions

As of August 2008 (which policy is still in place currently), our directors each receive annual compensation of NIS 42,600 (approximately $12,000) plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended.  In addition, Mr. Gideon Hollander, our Co-Chief Executive Officer and active Chairman of our Board of Directors has received, and continues to receive, compensation for his services in various capacities to our company.  See “Item 6: Directors, Senior Management and Employees” for a description of the compensation payable to our directors and Mr. Hollander.

C.           Interests of Expert and Counsel

Not applicable.

Item 8:	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Export Sales

We generated $8.4 million, constituting approximately 54% of our revenues, in North America and $6.1 million, constituting approximately 39% of our total revenues, in Europe through wholly owned subsidiaries during the year ended December 31, 2013. Our export sales consist mainly of intercompany transactions with our subsidiaries.

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

Year	High	Low

2009	$13.28	$4.96
2010	8.32	3.20
2011	4.20	1.69
2012	2.08	0.26
2013	2.80	0.81

Fiscal Quarter	High	Low
01/01/12 – 03/31/12	$2.00	$1.72
04/01/12 – 06/30/12	1.88	1.40
07/01/12 – 09/30/12	2.08	1.33
10/01/12 – 12/31/12	1.70	0.26
01/01/13 – 03/31/13	1.26	0.81
04/01/13 – 06/30/13	1.50	1.02
07/01/13 – 09/30/13	1.92	1.28
10/01/13 – 12/31/13	2.80	1.45

Month	High	Low
10/2013	$1.90	$1.45
11/2013	1.70	1.46
12/2013	2.80	1.49
01/2014	4.55	2.75
02/2014	4.00	3.35
03/2014	4.50	3.51

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

Year	High	Low

2009	$14.80	$4.88
2010	6.74	3.37
2011 (through October 9, 2011)	4.24	1.97

B.	Plan of distribution

Not applicable.

C.	Markets

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

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our compensation committee and our board of directors and, in respect of our directors,  controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, and our co-chief executive officers, also by our shareholders.

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

Required Approvals

              Under the Companies Law, indemnification of, and procurement of insurance coverage for office holders must be approved by the compensation committee and board of directors and, in specified circumstances, by the shareholders of a company.  In August 2003, August 2004, October 2006, October 2010 and December 2013, our shareholders approved indemnification agreements with our directors under which we have undertaken to indemnify our directors to the fullest extent permitted under the Companies Law.

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

If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company that acquisition must be made by means of a tender offer for all of the target company’s shares.  An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if, following consummation of the tender offer, the acquirer would hold at least 98% of all of the company’s outstanding shares or shares of the relevant class).  However, the acquirer may not acquire in such tender offer any tendered shares to the extent that the acquisition of those shares would bring the acquirer’s ownership to more than 90% but less than 95% of the shares of the target company. In addition, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

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

In 2009, we held passive assets in an amount that could have caused us to become a PFIC, absent a specific exemption on which we are relied.  This exemption generally required or requires that we meet all of the following conditions: (i) we were never a PFIC in any taxable year prior to 2009; (ii) it is established to the satisfaction of the Internal Revenue Service, or IRS, that (a) substantially all of our passive income in 2009 was attributable to proceeds from the disposition of one or more active trades or businesses, and (b) we will not be a PFIC in 2010 or 2011; and (iii) we in fact are or will not be a PFIC in 2010 or 2011.  We believe that we met and continue to meet the conditions to this exemption as described above.  For 2010, 2011, 2012 and 2013, we passed both the Income Test and the Asset Test, as calculated using the “Domestic Look-through Rule” discussed below, and were therefore not considered a PFIC in 2010, 2011, 2012 or 2013. However, should the IRS determine that, in its opinion, the “Domestic Look-through Rule” has been improperly applied, we will have failed the Income Test and Asset Test and would be considered a PFIC. Since this exemption can be failed by our improperly applying the “Domestic Look-through Rule”, U.S. Holders should consider making one of the elections, including “protective” elections, described below.

In 2010, we invested $9.9 million of our cash in the common stock of various U.S. corporations. We believe that under the “Domestic Look-through Rule” of Section 1298(b)(7) of the Internal Revenue Code, these stocks are considered a non-passive asset for purposes of the Asset Test described above. As a result, we were in compliance with the Income Test and Asset Test in 2010, 2011, 2012 and 2013 and were not considered a PFIC. However, should the IRS determine that, in its opinion, these common stocks are a passive asset, we will have failed the Income Test and Asset Test and would be considered a PFIC.

Based on the active nature of our assets and income and the specific exemption described above, we do not believe that we have been a PFIC for the tax years through and ending December 31, 2013.  However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of such test to us.  In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC.  For example, the sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test.  Fluctuation in the market price of our shares may also impact the application of such test.

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

General Corporate Tax Structure

Israeli companies were subject to “Corporate Tax” on their taxable income at the rate of 25% for the 2012 and 2013 tax years. The corporate tax rate was increased to 26.5% for 2014 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed further below) may be considerably less.

        Beginning as of 2010, Israeli companies are subject to regular corporate tax rate on their capital gains.  In 2009, Israeli companies were generally subject to capital gain tax at a rate of 25% for such gains (other than capital gains from the sale of listed securities derived by companies with respect to which the provisions of Section 6 of the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985, or the Inflationary Adjustments Law, or the provisions of Section 130A of the Income Tax Ordinance, 1961, or the Ordinance, applied immediately before the 2006 tax reform came into force, which were instead subject to the regular corporate tax rate).

        Foreign Exchange Regulations

         Israeli companies may calculate their tax liability in US dollars according to certain orders. The tax liability, as calculated in US dollars, is translated into NIS according to the exchange rate as of December 31st of each year.

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

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for an “Industrial Company”.  Pursuant to the Industry Encouragement Law, a company qualifies as an “Industrial Company” if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans), is generated from an "Industrial Enterprise" that it owns and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

An Industrial Company is entitled to certain tax benefits, including:

•
Deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it;

•	Accelerated depreciation rates on equipment and buildings; and

•	Expenses related to a public offering are deductible in equal amounts over a three year period commencing on the year of the offering.

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

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the prior approval of any Government agency.

We believe that we currently qualify as an Industrial Company within the definition under the Industry Encouragement Law. We cannot assure you that the Israeli tax authority will agree that we qualify, or, if we qualify, that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959, which is referred to below as the Capital Investments Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Capital Investments Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (which we refer to as the 2005 Amendment), and as of January 1, 2011 (which we refer to as the 2011 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Capital Investments Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Capital Investments Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Capital Investments Law prior to the 2011 Amendment.  Yet, companies entitled to benefits under the Capital Investments Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Capital Investments Law prior to its amendments as well as the relevant changes contained in the new legislation.

Tax benefits prior to the 2005 Amendment

Generally, an investment program that is implemented in accordance with the provisions of the Capital Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.  A company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor), referred to as the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

An Approved Enterprise is entitled to receive a grant from the Government of Israel. Taxable income derived from an Approved Enterprise under the Capital Investments Law grants program is subject to tax at the maximum rate of 10%-25%, depending on the level of foreign investment in the company. These tax benefits are granted for a limited period not exceeding 7 years, or 10 years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Investment Center). The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which the production commenced (as determined by the Investment Center) or 14 years from the year of receipt of Approved Enterprise status, whichever is earlier.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Capital Investments Law and, in lieu of the foregoing, may participate in an “Alternative Benefits Program”. Under the Alternative Benefits Program, a company's undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between 2 and 10 years from the first year of taxable income, depending on the geographic location of the Approved Enterprise in Israel, and the company will be eligible for a reduced tax rate of between 10%-25% for an additional 5 to 8 years, depending on the level of foreign investment in the company. We elected the Alternative Benefits Program, but there can be no assurance that the current programs will continue to be available or that we will continue to qualify for benefits under such programs.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company (FIC). An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Capital Investment Law, of more than 25%.  The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly-owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

Dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at a lower rate provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After such period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply. Under the Capital Investments Law, a company that has elected the Alternative Benefits Program is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends. In addition, a company that pays a dividend out of income attributed to its Approved Enterprise during the tax exemption period will be subject to tax in respect of the amount of the dividend distributed (grossed up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above.

The Capital Investments Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program in the first five years of using the equipment. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

Tax benefits Subsequent to the 2005 Amendment

    The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Capital Investments Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income is derived from export.

The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, it is no longer required for a company to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the Alternative Benefits Provisions. Rather, a company may claim the tax benefits offered by the Capital Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. Companies or programs under the new provisions receiving these tax benefits are referred to as Benefited Enterprises. A company that has a Benefited Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Capital Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million (and from January 1st, 2012, 14 million). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment that meets all the conditions set forth in the amendment for tax benefits and that exceeds a minimum amount specified in the Capital Investment Law. Such investment entitles a company to receive a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates.  In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

        The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location of the Benefited Enterprise.

        We believe that our capital investments qualify to receive tax benefits as a Benefited Enterprise, however no assurance can be given that such investments will be approved as in fact qualifying for such tax benefits by the Israel tax authority. Additionally, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. See Item 3.D. “Risk Factors, and specifically - “Any failure to obtain the tax benefits from the State of Israel that we anticipate receiving could adversely affect our plans and prospects” and “The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions” for a discussion of the risks our business and prospects for growth face in connection with tax benefits under Israeli law.

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

Dividends paid out of income attributed to a Benefited Enterprise during the tax exemption period will be subject to tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable. The dividend recipient is subject to withholding tax at the reduced rate of 15%, or such lower rate as may be provided in an applicable tax treaty, applicable to dividends and distributions out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) during the benefits period and actually paid at any time up to 12 years thereafter (except with respect to an FIC, in which case the 12-year limit does not apply). This tax should be withheld by the company at the source, regardless of whether the dividend is converted into foreign currency. See “Israeli Taxation Applicable to Non-Israeli Shareholders”.

The benefits available to an Approved and Benefited Enterprise are subject to the fulfillment of certain conditions stipulated in the Capital Investments Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits, adjusted  to the consumer price index (CPI) and interest, or other monetary penalty. We believe that our Approved and Benefited Enterprise programs operate in compliance with all such conditions and criteria.

Tax benefits under the 2011 Amendment

The 2011 amendment cancelled the previous tax benefit routes that were afforded under the Capital Investment Law prior to 2011, specifically the tax-exemption periods previously allowed, and instead, introduced new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided, among others, that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate will be 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax year 2013 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2014 and thereafter the reduced tax rate is increased to 9% for development area A and 16% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Capital Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

•
A reduced dividend withholding tax rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014) will apply to dividends paid from preferred income to both Israeli and non-Israeli investors or such lower rate as may be provided in an applicable tax treaty, with an exemption from such withholding tax applying to dividends paid to an Israeli company (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014) or such lower rate as may be provided in an applicable tax treaty will apply).

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

A Preferred Company (as defined in the Capital Investments Law) may generally elect to apply the provisions of the amendment to preferred income produced or generated by it commencing from January 1, 2011. The amendment provides various transitional provisions which allow, under certain circumstances, to apply, irrevocably, the new regime to investment programs previously approved or elected under the Capital Investments Law in its previous form, or to continue existing investment programs under the provisions of the Capital Investments Law in its previous form for a certain period of time.

We have evaluated the likely effect of these provisions of the 2011 Amendment and, at this time, do not intend to file a request to apply the new benefits under the 2011 Amendment.

Tax Benefits of Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. Such expenditures must relate to scientific research and development projects, and must be approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development must be for the promotion of the company. Furthermore, the research and development must be carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period.  However, the amounts of any government grants made available to us are subtracted from the amount of the deductible expenses.

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

Taxation of our non-Israeli shareholders

Taxation of Non-Israeli shareholders on receipt of dividends.  Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a substantial shareholder or not), unless a reduced rate is provided under a tax treaty between Israel and the shareholder’s country of residence. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. However, distribution of dividends from income attributed to an Approved Enterprise or a Benefited Enterprise  is subject to Israeli income tax at a rate of 15% (and 20% with respect to a Preferred Enterprise), unless a reduced tax rate is provided under an applicable tax treaty.

For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our approved enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Furthermore, dividends paid from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject, under certain conditions, to withholding at the rate of 15% for such a U.S. corporate shareholder. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

A non-Israeli resident who receives dividend from which tax was withheld, is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Capital Gain Taxes Applicable to Non-Israeli Resident Shareholders. Non–Israeli residents (individuals and corporations) are generally exempt from Israeli capital gain tax derived from the sale of our ordinary shares for so long as (i) our ordinary shares are listed for trading on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, (ii) such capital gain is not accrued or derived by the non-Israeli resident’s permanent establishment in Israel, (iii) the ordinary shares in relation to which the capital gain is accrued or derived were acquired by the non-Israeli resident shareholder after the initial listing of the ordinary shares on a recognized stock exchange, and (iv) with respect to shares listed on a recognized stock exchange outside of Israel, neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. Notwithstanding this, non-Israeli companies will not benefit from this exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli company, or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli company, whether directly or indirectly.

In addition, a sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty.  For example, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a person who (i) holds the ordinary shares as a capital asset; (ii) qualifies as a resident of the United States within the meaning of the Treaty; and (iii) is entitled to claim the benefits afforded to such resident by the Treaty (called a “Treaty U.S. Resident”) will generally be exempt from Israeli capital gain tax.  Such exemption will not apply if (i) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (ii) such Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of the voting rights of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (iii) the capital gain arising from such sale, exchange or disposition can be attributable to a permanent establishment of the shareholder maintained in Israel. In each case, the sale, exchange or disposition of our ordinary shares would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gain in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 811,560 for 2014, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

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

Our results of operations are reported in U.S. dollars; however, a significant portion of our revenues and expenses in 2013 were generated and incurred outside of the United States and in currencies other than the U.S dollar, particularly in NIS, English Pounds and Euros. As a result, we are subject to foreign currency risk. Our sales in Europe and in the UK and our expenses in Israel, Europe and the UK are recorded in local currencies which exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar. Fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on future cash flows from certain NIS-denominated expenses. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements.  As of December 31, 2013, we had forward contracts to sell $750,372 for a total amount of NIS 2,604,541 that matures prior to June 30, 2014.

The table below details the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as of December 31, 2013 and is presented in U.S. dollars (in thousands).

	Cross Currency	Notional Amount	Fair Value
Foreign contracts to hedge payroll expenses	New Israeli Shekel	750	41

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

The table below details the net balance sheet exposures in currencies other than the functional currency, by geography, as of December 31, 2013. All data in the table have been converted to U.S. dollar equivalents (in thousands):

	Euro	New Israeli Shekel	Australian Dollar	INR	Total
Israel	-	(162)	(11)	(4)	(177)
UK	497	-	-	-	497

We invest our cash, cash equivalents and marketable securities in a variety of investment vehicles in a number of countries with and in the custody of financial institutions with high credit ratings. In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  See “Item 10E Taxation” for more information regarding these investments. See also “Risk Factor: Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio.” While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, limit stock markets risk and only invest in what we view as high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial and stock marketplace, which can all affect the income that we receive, the value of our investments, and our ability to sell them.  We believe that our marketable securities are carried at fair value. The fair value of our marketable securities as of December 31, 2013 was $6.1 million and the fair value of our marketable securities as of March 31, 2014 was $5.6 million. However, over time, the economic and market environment may provide additional insight regarding the fair value of certain securities which could cause us to change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. Given the current market conditions, there is continuing risk that further declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses. See Item 3.D “Risk Factor: Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio”.

Item 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

Item 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15:	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our co-chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act) as of December 31, 2013, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our co-chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2013. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our co-chief executive officer and chief financial officer have concluded that, as of December 31, 2013, our internal control over financial reporting is effective. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

 (c) Attestation Report of the Registered Public Accounting Firm – Not applicable.

 (d) Changes in Internal Control over Financial Reporting. Based on the evaluation conducted by our management, with the participation of our co-chief executive officer and chief financial officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2013, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

At our annual shareholders meeting in December 2013, the shareholders elected Ms. Tzvia Broida to our board of directors as an external director to serve for a three years term. Our board of directors has determined that Ms. Broida qualifies as an audit committee financial expert, and appointed Ms. Broida to serve on the audit committee. Ms. Broida also meets the definition of an “independent” director under the NASDAQ Listing Rules.

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

Audit Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for the audit of our financial statements in 2012 and 2013 appear in the table below:

2012	$114,000
2013	$80,000

Audit Related Fees

The aggregate fees for assurance and related services rendered to us by our principal accountants that were reasonably related to the audit of our financial statements in 2012 and 2013 (aside from the fees included under “Audit Fees” above) appear in the table below:

2012	$-
2013	$-

Tax Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for tax compliance, tax advice and tax planning in 2012 and 2013 appear in the table below. Such fees related to the preparation of tax returns.

2012	$50,000
2013	$61,000

Other Fees

The fees billed for additional professional services rendered to us by our principal accountants in 2012 and 2013, other than for services described in the above categories, appear in the table below:

2012	$-
2013	$-

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Accountants

           Our audit committee is responsible for the appointment and oversight of our independent auditors’ work.  Pursuant to its charter, the audit committee also has the sole authority to review in advance, and grant any appropriate pre-approvals of: (a) all auditing services to be provided by our independent auditors; (b) all non-audit services to be provided by our independent auditors as permitted by Section 10A of the Exchange Act; and (c) all fees and other terms of engagement.  The audit committee’s policy is to specifically pre-approve all annual services provided by our independent auditors in connection with the preparation of their audit, which may include audit services and audit-related services, as well as tax services and other services that are not related to the annual audit.  The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting a specific budget for such services. Additional services may be commissioned, without specific pre-approval, on the basis of a general pre-approval provided by the audit committee, up to a specified amount (a “de minimis exception”).  Once such services have been pre-approved and performed, the independent auditors and our management report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. During 2013, none of the tax fees described above were approved through the de minimis exception.

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

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

JACADA LTD.

We have audited the accompanying consolidated balance sheets of Jacada Ltd. and its subsidiaries (collectively "the Company") as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30 , 2014	A Member of EY Global

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,632	$3,587
Marketable securities	3,000	-
Trade receivables	2,700	1,710
Restricted cash	597	603
Prepaid expenses	267	191
Deferred taxes	184	-
Other current assets	552	523

Total current assets	10,932	6,614

LONG-TERM ASSETS:
Marketable securities	3,147	5,839
Severance pay fund	137	149
Other assets	45	51
Property and equipment, net	439	560

Total long-term assets	3,768	6,599

Total assets	$14,700	$13,213

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2013	2012

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,208	$1,008
Accrued expenses and other liabilities	1,639	1,603
Deferred revenues	1,989	2,332

Total current liabilities	4,836	4,943

LONG-TERM LIABILITIES:
Deferred revenues	526	-
Deferred taxes	113	-
Accrued severance pay	354	359
Other long-term liabilities	128	168

Total long-term liabilities	1,121	527

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 7,500,000 shares at December 31, 2013 and 2012; Issued: 5,270,930 shares at December 31, 2013 and 2012; Outstanding: 4,159,134 shares at December 31, 2013 and 2012	60	60
Additional paid-in capital	75,955	75,860
Treasury shares at cost - 1,111,796 Ordinary shares at December 31, 2013 and 2012	(17,863)	(17,863)
Accumulated other comprehensive income, net	2,069	1,282
Accumulated deficit	(51,478)	(51,596)

Total shareholders' equity	8,743	7,743

Total liabilities and shareholders' equity	$14,700	$13,213

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2013	2012	2011
Revenues:
Software licenses	$2,930	$1,111	$1,123
Services	8,948	6,867	8,448
Maintenance	3,748	2,789	2,815

Total revenues	15,626	10,767	12,386

Cost of revenues:
Software licenses	170	62	93
Services	5,417	6,018	7,525
Maintenance	353	629	758

Total cost of revenues	5,940	6,709	8,376

Gross profit	9,686	4,058	4,010

Operating expenses:
Research and development	2,918	3,541	2,910
Sales and marketing	4,398	4,787	3,556
General and administrative	3,107	2,975	4,268

Total operating expenses	10,423	11,303	10,734

Operating loss	(737)	(7,245)	(6,724)
Financial income (expenses), net	473	856	(12)

Loss before taxes	(264)	(6,389)	(6,736)
Income tax benefit (expense)	382	(55)	(62)

Net income (loss)	$118	$(6,444)	$(6,798)

Basic net earnings (loss) per share	$0.03	$(1.55)	$(1.63)
Diluted net earnings (loss) per share	$0.03	$(1.55)	$(1.63)

Weighted average number of shares used in computing basic net earnings (loss) per share	4,159,134	4,159,134	4,159,134
Weighted average number of shares used in computing diluted net earnings (loss) per share	4,166,033	4,159,134	4,159,134

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

Net income (loss)	$118	$(6,444)	$(6,798)

Other comprehensive income (loss)
Foreign currency translation adjustments	8	111	25
Unrealized gain (loss) from hedge derivatives	(39)	166	(151)
Unrealized gain on marketable securities, net of income tax expense of $274, $0 and $0, respectively	1,144	753	272
Other than temporary impairment on marketable securities	-	-	336
Gain on sale of marketable securities	(326)	(689)	(28)

Comprehensive income (loss)	$905	$(6,103)	$(6,344)

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

					Accumulated
			Additional	Treasury	other		Total
	Ordinary shares		paid-in	shares	comprehensive	Accumulated	shareholders'
	Shares	Amount	capital	at cost	income	deficit	equity

Balance as of January 1, 2011	4,159,134	60	75,829	(17,863)	487	(38,354)	20,159

Stock-based compensation	-	-	33	-	-	-	33
Net loss	-	-	-	-	-	(6,798)	(6,798)
Other comprehensive income	-	-	-	-	454	-	454

Balance as of December 31, 2011	4,159,134	60	75,862	(17,863)	941	(45,152)	13,848

Stock-based compensation	-	-	(2)	-	-	-	(2)
Net loss	-	-	-	-	-	(6,444)	(6,444)
Other comprehensive income	-	-	-	-	341	-	341

Balance as of December 31, 2012	4,159,134	60	75,860	(17,863)	1,282	(51,596)	7,743

Stock-based compensation	-	-	95	-	-	-	95
Net income	-	-	-	-	-	118	118
Other comprehensive income, net	-	-	-	-	787	-	787

Balance as of December 31, 2013	4,159,134	60	75,955	(17,863)	2,069	(51,478)	8,743

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from operating activities:

Net income (loss)	$118	$(6,444)	$(6,798)

Adjustments required to reconcile net income (loss) from continuing operations to net cash used in operating activities:
Depreciation	241	351	394
Stock-based compensation	95	(2)	33
Loss (gain) on sale of marketable securities	(326)	(689)	308
Accrued severance pay, net	7	6	24
Deferred taxes, net	(345)	-	-
Decrease (increase) in trade receivables	(984)	698	1,799
Decrease (increase) in other current assets and prepaid expenses	(138)	142	209
Increase (decrease) in trade payables	193	(600)	82
Increase (decrease) in accrued expenses and other liabilities	32	173	(167)
Increase (decrease) in deferred revenue	160	1,591	(290)
Decrease in other long-term liabilities	(40)	-	(44)
Other	6	10	18

Net cash used in operating activities	(981)	(4,764)	(4,432)

Cash flows from investing activities:

Proceeds from sale of marketable securities	1,111	5,590	1,629
Purchase of property and equipment	(127)	(81)	(177)
Proceeds from sale of property and equipment	-	1	5
Decrease (increase) in restricted cash	6	(116)	6

Net cash provided by investing activities	990	5,394	1,463

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

Effect of exchange rate changes on cash	36	13	(32)

Increase (decrease) in cash and cash equivalents	45	643	(3,001)
Cash and cash equivalents at the beginning of the year	3,587	2,944	5,945

Cash and cash equivalents at the end of the year	$3,632	$3,587	$2,944

Supplemental disclosure of cash flows activities:

Cash paid during the year for:
Taxes on income	$104	$65	$78

Non-cash investing information:

Investment in leasehold improvements upon accrued expenses and other liabilities	$-	$40	$-
Investment in leasehold improvements upon other long-term liabilities	$6	$168	$-

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

The Company’s products help companies improve their contact center operations and provide their customer with a consistent experience across all channels, including voice, mobile and IVR. Those solutions are uniquely able to solve several business problems that lead to poor customer interactions, as they offer an end-to-end unified desktop, process guidance platforms and solutions to connect between self-service and assisted service channels.

Jacada Ltd.'s wholly-owned subsidiaries include Jacada, Inc., a corporation organized under the laws of the state of Delaware, and Jacada (Europe) Limited, a company organized under the laws of England. Jacada (Europe) Limited owns 100% of the stock of Jacada Deutschland GmbH, a limited liability company organized under the laws of Germany. The majority of the Company's sales are made in North America and Europe.

On October 2, 2012, the Company signed an agreement for the sale of Jacada Nordic AB, a company organized under the laws of Sweden for nominal amount.

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

Jacada and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Accounting Standard Codification ("ASC") 830, "Foreign Currency Matters". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statements of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of Jacada and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation. Certain prior period amounts have been reclassified to conform to current period presentation.

d.	Cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Investments in marketable securities:

The Company accounts for investments in equity marketable securities in accordance with ASC 320, "Investments - Debt and Equity Securities".

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

Based on the Company's consideration of these factors, the Company recorded an other-than-temporary impairment of $ 336 to financial expenses in 2011, due to a continued decrease in their market value of several of its equity marketable securities. No other-than-temporary impairments were identified in 2013 and 2012. The gain on sale of marketable securities previously impaired for the years ended December 31, 2013, 2012 and 2011 amounted to $ 48, $ 163 and $ 9, respectively.

f.	Restricted cash:

Restricted cash is invested in bank deposits, which are pledged in favor of the banks which provide to the Company guarantees with respect to office lease agreements, credit card, hedging transactions and car leasing.

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2013, 2012 and 2011, no impairment losses were identified.

i.	Research and development costs:

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

j.	Income taxes:

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

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2013 and 2012, the company has not recorded a liability for uncertain tax positions.

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

VSOE of fair value for maintenance and other services is generally determined based on the price charged for the undelivered element when sold separately or based on the stated maintenance renewal rate specified in the contract. The Company's process for establishing VSOE of fair value of maintenance services (PCS) is through performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for its installed base of customers. The Company's process for the establishment of VSOE of fair value for professional services is through a performance of an analysis of the entire population of separate sales of services.

The Company accounts for reimbursements received for out-of-pocket expenses incurred, in accordance with ASC 605-45-45, "Reimbursements Received for Out-of-Pocket Expenses Incurred", under which reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement. The reimbursements received for out-of-pocket expenses for years ended December 31, 2013, 2012 and 2011 amounted to $ 347, $ 287 and $ 531, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718 "Compensation - Stock Compensation, which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

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

The Company estimates the fair value of stock options awards using the Black-Scholes option pricing model. This option-pricing model requires a number of assumptions, described below. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The Company used its historical stock prices for calculating volatility. The risk-free interest rate assumption is based on the rate of zero-coupon U.S. government securities appropriate for the expected term of the Company's employee stock options. The Company determined the expected life of the options according to the average of the vesting period and the expiration period.

The fair value for options granted in 2013, 2012 and 2011 was estimated at the date of grant using the following weighted average assumptions:

	2013	2012	2011

Dividend yield	0%	0%	0%
Expected volatility	58%	50%	48%
Risk-free interest	1.33%	1.16%	1.56%
Expected term (years)	5.6	5.6	4.5

m.	Advertising expenses:

Advertising expenses are charged to the statements of operations, as incurred. Advertising expenses for the years ended December 31, 2013, 2012 and 2011 were $ 170, $ 161 and $ 82, respectively.

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

The severance pay expense for the years ended December 31, 2013, 2012 and 2011 amounted to $ 196, $ 398 and $ 264, respectively.

o.	Fair value of financial instruments:

The Company measures its investments in marketable securities and its foreign currency derivative contracts at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 -	Unobservable inputs for the asset or liability.

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

p.	Derivative instruments:

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

q.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus potentially dilutive Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

All outstanding stock options have been excluded from the calculation of the diluted net loss per share in 2012 and 2011. The total weighted average number of shares related to the outstanding stock options excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect was 510,705, 513,691 and 484,935 for the years ended December 31, 2013, 2012 and 2011, respectively.

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

The Company's marketable securities include investments in equity. The Company's investment policy limits the amount the Company may invest in any one type of issuer, thereby reducing credit risk concentrations. In addition, the policy establishes minimum credit ratings for all types of securities.

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

s.	Treasury shares:

The Company presents the cost to repurchase treasury shares as a reduction of shareholders' equity.

t.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220 "Comprehensive Income". This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of comprehensive income relate to foreign currency translation adjustments, gains (losses) on hedging derivative instruments and unrealized gains (losses) on marketable securities.

NOTE 3:-	MARKETABLE SECURITIES

The Company invests in equity marketable securities, which are classified as available-for-sale. The following is a summary of the Company's investment in marketable securities:

	December 31, 2013				December 31, 2012
		Gross unrealized	Gross unrealized	Fair		Gross unrealized	Gross unrealized	Fair
	Cost	Gains	Losses	value	Cost	gains	losses	value
Available-for-sale:

Equity securities	$4,020	$2,127	$-	$6,147	$4,804	$1,076	$(41)	$5,839

	$4,020	$2,127	$-	$6,147	$4,804	$1,076	$(41)	$5,839

As of December 31, 2013 an amount of $ 3,000 was classified as current assets on the balance sheet in accordance with ASC 320-10-45-2, based on management's intent to sell within the next 12 months.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2012
Cost:

Computers and peripheral equipment	$3,008	$3,331
Office furniture and equipment	482	518
Motor Vehicles	13	13
Leasehold improvements	342	397

	3,845	4,259
Accumulated depreciation	3,406	3,699

Depreciated cost	$439	$560

Depreciation expense for the years ended December 31, 2013, 2012 and 2011 was $ 241, $ 351 and $ 394, respectively.

NOTE 5:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2013	2012

Employees and payroll accruals	$1,266	$1,160
Accrued expenses	373	443

	$1,639	$1,603

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

Lease commitments:

The Company's facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2018. Future minimum lease payments under non-cancelable operating leases as of December 31, 2013 are as follows:

2014	$446
2015	277
2016	214
2017	220
2018	37

$1,194

Total rent expenses for the years ended December 31, 2013, 2012 and 2011 were approximately $ 370, $ 527 and $ 717, respectively.

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

Gain (loss) on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income into research and development, sales and marketing and general and administrative for the year ended December 31, 2013 were $ 83, $30 and $ 29, respectively. There was ineffective portion of the change in fair value of a cash flow hedge for the years ended December 31, 2013 and 2012 in the amounts of $ 29 and $ 5, respectively. There was no ineffective portion of the change in fair value of a cash flow hedge for the year ended December 31, 2011.

The Company's derivatives expose it to credit risks from possible non-performance by counterparties. As of December 31, 2013, the Company was exposed to loss due to credit risk by counterparties in the amount of $ 49, due to its derivative financial instruments. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The notional amounts of the Company's derivative instruments as of December 31, 2013 amounted to $ 750. Notional values are dollar translated and calculated based on forward rates as of December 31, 2013. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

As of December 31, 2013, amounts related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income totaled $ 49 which will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates. Loss from cash flow hedges recognized in other comprehensive income in the year ended December 31, 2013 amounted to $ 39.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

The Company records all derivative instruments on the balance sheet at fair value. The fair value of the open foreign exchange contracts appears on its consolidated balance sheets as of December 31, 2013, as an asset in other current assets, in the amount of $ 49.

The fair value of the Company's outstanding derivative instruments qualified as hedging instruments as of December 31, 2013 and 2012 is summarized below:

		December 31,
	Balance sheet location	2013	2012
Assets

Foreign exchange option contracts	Other current assets	$8	$7
Foreign exchange forward contracts		41	81

Derivatives assets		$49	$88

The effect of derivative instruments in cash flow hedging relationships on the net income (loss) and other comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011 is summarized below:

	Increase (decrease) in gains recognized in other comprehensive income (loss) on derivative (effective portion)
	Year ended December 31,
	2013	2012	2011
Derivative in cash flow hedging relationship
Foreign exchange option contracts	$36	$11	$(16)
Foreign exchange forward contracts	96	69	(70)

	$132	$80	$(86)

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

The following is the change in the other comprehensive income of unrealized gains on foreign currency cash flow hedge during 2013:

Other comprehensive income (loss)

Other comprehensive loss from unrealized gains on foreign currency cash flow hedge as of January 1, 2013	$88
Reclassification to earnings of realized gain on foreign currency cash flow hedge	(171)
Unrealized net gain on foreign currency cash flow hedge	132
Other comprehensive income from unrealized gains on foreign currency cash flow hedge as of December 31, 2013	$49

		Gains (losses) reclassified from other comprehensive income (loss) into income (expenses)
		Year ended December 31,
	Location in Statement of Operation	2013	2012	2011

Derivative in cash flow hedging relationship
Foreign exchange option contracts	Cost of sales and operating expenses	$35	$(11)	$-
Foreign exchange forward contracts	Financial expense	29	(5)	-
Foreign exchange forward contracts	Cost of sales and operating expenses	107	(70)	65

		$171	$(86)	$65

NOTE 8:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	December 31, 2013
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Equity	$6,147	$-	$-	$6,147
Foreign currency derivative contracts	-	49	-	49

Total	$6,147	$49	$-	$6,196

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

	December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Equity	$5,839	$-	$-	$5,839
Foreign currency derivative contracts	-	88	-	88

Total	$5,839	$88	$-	$5,927

NOTE 9:-	SHAREHOLDERS' EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

On October 9, 2011 the Company voluntarily delisted its shares from trade at the Tel Aviv Stock Exchange.

On October 19, 2012 Company’s shares were delisted from the NASDAQ Global Market because the Company failed to comply with the NASDAQ listing requirements. Since then the Company’s shares are traded in the over-the-counter market in the OTCQB Marketplace.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Options issued to employees and directors:

As of December 31, 2013, the Company had three Incentive Share Option Plans (the 1999, 2003 and 2012 plans), which provide for the grant of options to officers, management, employees and key employees, directors, consultants and others of up to 2,465,113 of the Company's Ordinary shares. The options granted generally become fully exercisable after two to four years and expire between 7 to 10 years from the grant date. Any options from 1999, 2003 and 2012 plans that are forfeited or canceled before expiration become available for future grants.

Pursuant to the option plans, the exercise price of options shall be determined by the Company's Board of Directors or the Company's compensation committee but may not be less than the fair value of the Ordinary share on the grant date.

As of December 31, 2013, an aggregate of 1,211,578 Ordinary shares of the Company were still available for future grant under the Incentive Share Option Plans.

A summary of the Company's option activity and related information with respect to options granted to employees for the year ended December 31, 2013 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at the beginning of the year	604,710	$5.07	4.72	-
Granted	84,305	$1.36
Forfeited	(174,394)	$10.09

Outstanding at end of year	514,621	$2.76	5.07	$510

Exercisable options at end of year	172,979	$5.18	3.79	$98

Vested and expected-to-vest at end of year	460,125	$2.92	4.98	$437

No options were exercised during 2013, 2012 and 2011.

The weighted-average estimated grant date fair value of employee stock options granted during the years 2013, 2012 and 2011 was $ 0.72, $ 0.69 and $ 1.14, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

Stock-based compensation expense (gain) in respect of options granted to employees amounted to $ 95, $ (2) and $ 33 for the years ended December 31, 2013, 2012 and 2011, respectively. The following table presents the stock-based compensation included in the line items below in the Company's consolidated statements of operations:

	Year ended December 31,
	2013	2012	2011

Cost of revenues	$6	$22	$(24)
Research and development	3	5	10
Sales and marketing	12	20	21
General and administrative	74	(49)	26

Total	$95	$(2)	$33

c.	Options issued to consultants:

The Company's outstanding options to consultants as of December 31, 2013, were as follows:

Grant date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through

2004	7,500	$11.76	7,500	2014

	7,500		7,500

Stock-based compensation expense in respect of options granted to non employees amounted to $ 0 for each year ended December 31, 2013, 2012 and 2011, respectively.

d.
As of December 31, 2013, there was $ 80 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.43 years.

e.
In 2008, the Company purchased a total of 1,111,796 of its Ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by the Company. Such shares are held by the Company as treasury shares and are presented at cost. Under the Companies Law for so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to the Company's shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders.

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

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law and regulations published thereunder. Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2013, management believes that the Company is in compliance with all the conditions required by the Law.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	TAXES ON INCOME (Cont.)

As the Company currently has no taxable income, these benefits have not yet commenced for all programs since inception.

In January 2011, the Law for Economic Policy for 2011 and 2012 (Amended Legislation) was passed, and among other things, amended the Law, ("the Amendment") effective January 1, 2011. According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rates of 16%.

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

As of December 31, 2013, the Company had an Israeli net operating loss carryforward of approximately $ 44,635 which can be carried forward and offset against taxable income with no expiration date.

As of December 31, 2013, the U.S subsidiary had a U.S. net operating loss carryforward for income tax purposes of approximately $ 864. The net operating loss carryforward expires within 9 to 13 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2013, the European subsidiaries had net operating losses carryforward for income tax purposes, of approximately $ 2,458 which can be carried forward and offset against taxable income with no expiration date.

d.	Theoretical tax:

In 2013, the main reconciling item between the statutory tax rate of the Company and the effective tax rate is a decrease in the valuation allowance on certain deferred tax assets in the US, resulting in the recognition of tax benefit in the statements of operations in the amount of $ 345.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-        TAXES ON INCOME (Cont.)

In 2012 and 2011, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carried forward due to the uncertainty of the realization of such tax benefits and current year adjustments to the valuation allowance provided on the carryforward tax losses.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2013	2012

Deferred tax assets:

Operating loss carryforward	$12,904	$11,862
Reserves and allowances	526	1,622

Total deferred tax asset before valuation allowance	13,430	13,484
Valuation allowance	(13,246)	(13,484)

Deferred tax assets	$184	$-
Deferred tax liabilities	$(113)	$-

Deferred taxes, net	$71	$-

The Company has provided a valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and temporary differences.

f.	Loss before taxes is comprised as follows:

	Year ended December 31,
	2013	2012	2011

Domestic (Israel)	$(1,307)	$(7,598)	$(7,843)
Foreign	1,043	1,209	1,107

	$(264)	$(6,389)	$(6,736)

g.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 24% in 2011, 25% in 2012 and 2013 and 26.5% in 2014 and onwards.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-        TAXES ON INCOME (Cont.)

h.	Income tax benefit (expense) is comprised as follows:

	Year ended December 31,
	2013	2012	2011

Current income tax expenses	$(38)	$(55)	$(62)
Previous year's tax benefit	75	-	-
Deferred tax benefit	345	-	-

	$382	$(55)	$(62)

Domestic	$-	$-	$-
Foreign	382	(55)	(62)

	$382	$(55)	$(62)

i.	As of December 31, 2013, Jacada's 2009 tax filling has received final tax assessments.

NOTE 11:-	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

a.	Summary information about geographical areas:

The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company's business) and follows the requirements of ASC 280 "Segment Reporting".

The following is a summary of revenues within geographic areas based on the end-customer's location:

	Year ended December 31,
	2013	2012	2011

United States	$7,837	$5,835	$5,709
Germany	2,185	1,014	997
United Kingdom	1,878	2,691	4,991
Netherlands	1,633	9	-
Other	2,093	1,218	689

	$15,626	$10,767	$12,386

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

	December 31,
	2013	2012
Property and Equipment:

North America	$308	$400
Israel	129	158
Other	2	2

	$439	$560

b.	Major customers' data as a percentage of total revenues:

	Year ended December 31,
	2013	2012	2011

Customer A	14%	* )	*	)
Customer B	13%	10%	*	)
Customer C	11%	22%	38%
Customer D	10%	-	-
Customer E	* )	* )	12%
Customer F	* )	18%	*	)

*) Less than 10%

NOTE 12:-        SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF OPERATIONS

a.	Financial income (expenses), net:

	Year ended December 31,
	2013	2012	2011
Financial income:
Foreign currency translation adjustments	$10	$-	$43
Realized gain on marketable securities	326	689	28
Interest income and amortization/accretion of premium/discount on marketable securities	5	7	38
Dividend on equity marketable securities	160	216	260

	501	912	369
Financial expenses:
Other than temporary impairment of marketable securities	-	-	(336)
Bank charges	(28)	(33)	(45)
Foreign currency translation adjustments	-	(23)	-

	(28)	(56)	(381)

	$473	$856	$(12)

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-        SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME (Cont.)

b.	Allowance for doubtful accounts:

The balance of the allowance for doubtful accounts for the years ended December 31, 2013, 2012 and 2011, was $ 0.

There was no change in the allowance for doubtful accounts for the years ended December 31, 2013 and 2012. The reduction in the allowance for doubtful accounts for the year ended 2011 was $ 3.

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

4.4	Jacada Ltd. 2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the registrant’s Registration Statement on Form S-8 (file no. 333-111303)).

4.5	Amendment No. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.6	2012 Share Option and Incentive Plan (incorporated by reference to Exhibit 4.6 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012).

8	List of Jacada Ltd.’s Subsidiaries (incorporated by reference to Exhibit 8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012).

11	Code of Ethics of Jacada Ltd. (incorporated by reference to Exhibit 11 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Co-Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

12.2	Certificate of Co-Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

12.3	Certificate of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

13.1
Certification of Co-Chief Executive Officers and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of EY Global.

101
The following financial information from Jacada Ltd. Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 30, 2014, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2012 and 2013, (ii) Consolidated Balance Sheets (Parenthetical) as of December 31, 2012 and 2013, (iii) Consolidated Statements of Operations for the years ended December 31, 2011, 2012 and 2013, (iv) Consolidated Statements of Operations (Parenthetical) for the years ended December 31, 2011, 2012 and 2013, (v) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013, (vi) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011, 2012 and 2013, (vii) Consolidated Statements of Changes in Shareholders’ Equity (Parenthetical) for the years ended December 31, 2011, 2012 and 2013, (viii) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013, and (ix) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JACADA LTD.

By:	/s/ Caroline Cronin
Caroline Cronin
Chief Financial Officer
Date: April 30, 2014

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

4.4	Jacada Ltd. 2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the registrant’s Registration Statement on Form S-8 (file no. 333-111303)).

4.5	Amendment No. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.6	2012 Share Option and Incentive Plan (incorporated by reference to Exhibit 4.6 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012).

8	List of Jacada Ltd.’s Subsidiaries (incorporated by reference to Exhibit 8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012).

11	Code of Ethics of Jacada Ltd. (incorporated by reference to Exhibit 11 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Co-Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

12.2	Certificate of Co-Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

12.3	Certificate of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

13.1
Certification of Co-Chief Executive Officers and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of EY Global.

101
The following financial information from Jacada Ltd. Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 30, 2014, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2012 and 2013, (ii) Consolidated Balance Sheets (Parenthetical) as of December 31, 2012 and 2013, (iii) Consolidated Statements of Operations for the years ended December 31, 2011, 2012 and 2013, (iv) Consolidated Statements of Operations (Parenthetical) for the years ended December 31, 2011, 2012 and 2013, (v) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013, (vi) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011, 2012 and 2013, (vii) Consolidated Statements of Changes in Shareholders’ Equity (Parenthetical) for the years ended December 31, 2011, 2012 and 2013, (viii) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013, and (ix) Notes to Consolidated Financial Statements.