Form 20-F
period 2014-12-31
JACADA LTD
filed 2015-04-30
CIK 1095747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

4,159,386 Ordinary Shares, par value NIS 0.04 per share

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

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

INTRODUCTION

As used in this annual report, references to “we,” “our,” “ours,” “us,”  “our company” and “Jacada” refer to Jacada Ltd. and its subsidiaries, unless otherwise indicated.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include all statements that are not statements of historical facts regarding the intent, belief, or current expectations of our company, our directors or our officers with respect to, among other things:  (i) our financing plans; (ii) trends affecting our financial condition or results of operations; and (iii) our growth strategy and operating strategy (including the development of its products and services).  The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions or variations thereof are intended to identify forward-looking statements.  Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond our ability to control and that actual results may differ materially from those in the forward-looking statements as a result of various factors and other information contained in this Annual Report, including the performance and continued acceptance of our products, general economic conditions and other risk factors identified under the heading “Item 3.D. Risk Factors”.

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

     In this Annual Report, unless the context otherwise requires:

•	references to “ordinary shares”, “our shares” and similar expressions refer to our Ordinary Shares, par value NIS 0.04 per share;

•	references to the “articles” or “amended articles” are to our Amended and Restated Articles of Association, which became effective upon the closing of the IPO, as subsequently amended;

•	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

•	references to the “Securities Act” are to the Securities Act of 1933, as amended;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

A.            Selected Financial Data

The following table sets forth selected financial data from our consolidated statements of operations and balance sheets for the periods indicated.  The selected consolidated statement of operations data for the years ended December 31, 2014, 2013 and 2012 and the selected consolidated balance sheet data as of December 31, 2014 and 2013 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.  The financial statements included in this Annual Report have been prepared in accordance with US GAAP. The consolidated statements of operations data for the years ended December 31, 2011 and 2010 and the selected consolidated balance sheet data as of December 31, 2012, 2011 and 2010 are derived from audited consolidated financial statements that are not included herein. The following selected financial data is qualified by reference to, and should be read in conjunction with, the sections entitled “Item 5:  Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and our consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	Year ended December 31,
	2014	2013	2012	2011	2010
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Software licenses	$2,437	$2,930	$1,111	$1,123	$1,635
Services	9,687	8,948	6,867	8,448	13,043
Maintenance	4,249	3,748	2,789	2,815	2,477
Total revenues	16,373	15,626	10,767	12,386	17,155
Cost of revenues:
Software licenses	175	170	62	93	349
Services	5,813	5,417	6,018	7,525	10,115
Maintenance	496	353	629	758	778
Total cost of revenues	6,484	5,940	6,709	8,376	11,242
Gross profit	9,889	9,686	4,058	4,010	5,913
Operating expenses:
Research and development	3,481	2,918	3,541	2,910	3,478
Sales and marketing	5,052	4,398	4,787	3,556	4,993
General and administrative	2,998	3,107	2,975	4,268	4,789
Goodwill impairment	-	-	-	-	3,096
Restructuring	-	-	-	-	196
Total operating expenses	11,531	10,423	11,303	10,734	16,552
Operating loss	(1,642)	(737)	(7,245)	(6,724)	(10,639)
Financial income (expenses), net	1,941	473	856	(12)	79
Income (loss) from operations before taxes	299	(264)	(6,389)	(6,736)	(10,560)
Income tax benefit (expense)	(967)	382	(55)	(62)	(49)

Net income (loss	$(668)	$118	$(6,444)	$(6,798)	$(10,609)

Basic net earnings (loss) per share	$(0.16)	$0.03	$(1.55)	$(1.63)	$(2.55)

Diluted net earnings (loss) per share	$(0.16)	$0.03	$(1.55)	$(1.63)	$(2.55)
Weighted average number of shares used in computing basic net earnings (loss) per share	4,159,576	4,159,134	4,159,134	4,159,134	4,158,227

Weighted average number of shares used in computing diluted net earnings (loss) per share	4,159,576	4,166,033	4,159,134	4,159,134	4,158,227

	2014	2013	2012	2011	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,048	$3,632	$3,587	$2,944	$5,945
Cash and investments	*8,369	*10,376	*10,029	*14,107	*18,487
Working capital	5,870	6,096	1,671	7,335	8,718
Total assets	13,124	14,700	13,213	18,063	24,689
Treasury stock**	17,863	17,863	17,863	17,863	17,863
Shareholders’ equity	$6,793	$8,743	$7,743	$13,848	$20,159

*Cash and investments include restricted cash of $787, $597, $603, $487 and $493 in 2014, 2013, 2012, 2011 and 2010 respectively.

** During 2008, we purchased a total of 1,111,796 of our ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by us. The shares we repurchased are held by us as treasury shares. Under the Companies Law, for so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum, for any meetings of our shareholders. The financial and shareholders information provided under this Annual Report do not consider these treasury shares as part of our outstanding share capital.

Exchange Rates

Not applicable.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Related to Our Business

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

In order to establish a new technology, on occasion, we have and may continue to be required to perform a proof of technology or pilots where we must prove the benefits of our Visual IVR technology in a prospect’s specific business environment. These engagements may be performed for a fee, at no charge or at a substantially reduced fee, thereby increasing our cost of sale with limited or no funds to cover the cost.

We do not have a proven business model for the visual IVR market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our visual IVR solutions may be harmed or we will experience a further delay in generating revenues from these products.

In addition to our traditional perpetual license model, our recent product offering, Jacada Visual IVR is being offered to the market under different pricing models such as transaction-based and software-as-a-service, or “SaaS”. We do not have enough experience to determine whether our business model is correct and appropriate for new sales or follow-on sales. In the event that our chosen business models are inappropriate, we may need to modify them and adjust the manner in which we sell these products in order to close subsequent transactions. This required adjustment may adversely affect our revenues and expense levels.

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

Our sales and marketing teams have limited resources. The size of our current sales and marketing departments may not be sufficient to increase market awareness or identify and qualify a sufficient number of sales opportunities to assist in revenue growth. In addition, we believe that in certain markets our future success may be dependent upon the expansion of our indirect distribution channels, consisting of relationships with partners, system integrators, call center outsourcers, resellers and distributors. During 2014, we had relationships with a limited number of partners. The number and quality of the partnerships we maintain may not be sufficient to allow us to expand into certain markets.

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

Our revenues may further decline if we do not increase the number of transactions that we effect in 2015.

If we fail to sign a sufficient number of new transactions in 2015 for which we recognize revenue in 2015, our revenues and results of operations will be adversely affected, as was the case in 2011 and 2012, in which we experienced a decline in revenues.

Because our solutions are complex and generally involve significant capital expenditures by customers, we may invest significant time and expense in trying to make a sale to a potential customer that ultimately chooses not to purchase our solutions.

Our sales typically involve significant capital investment decisions by prospective customers, and often require us to expend a significant amount of time to educate prospective customers as to the benefits of our solutions. As a result, before purchasing our solutions, companies spend a substantial amount of time performing internal reviews and obtaining approvals. On occasion, particularly as we introduce Visual IVR, we may be required to perform a proof of technology where we must prove the benefits of our technology in a prospect’s specific business environment. While these are typically performed for a fee, they may be performed at no charge or at a substantially reduced fee, thereby increasing our cost of sale with limited or no funds to cover the cost. Even if our solutions are effective, our target customers may not choose them for technical, cost, support or other reasons.

Revenues from our customer service and support solutions might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations.

During 2014, 2013 and 2012, revenues from our customer service and support solutions were derived from large orders from a small number of customers. In 2014, 2013 and 2012, three customers accounted for 45%, 38% and 50% of our total revenues, respectively. Currently, we believe that our revenues will continue to be dependent on a relatively limited number of significant customers for the foreseeable future, and we cannot assure you that we will make repeat sales to these customers. We also cannot assure you that new customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or significant reductions in sales from a key customer would significantly reduce our revenues and make it significantly more difficult for us to become profitable.

Competition in the market in which we operate is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced.

The markets in which we operate are competitive and subject to change. Our products compete with other customer experience optimization and customer service solutions offered by other vendors including NICE Systems, OpenSpan, Pega Systems and Kana. In addition, with our new product offering, Jacada Visual IVR, we face new competitors in the mobile customer service space, including Voxeo, Fonolo, CallVU and Interactive Intelligence. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

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

 In order to achieve sales growth we will need to develop and introduce new functionality for our customer service and support solutions and new products for our target market. Our ability to do so requires us to invest significant resources in research and development and in sales and marketing.  If we fail to develop, integrate and market new functionality or new products successfully, we may not be able to recover our research and development expenditures or our sales and marketing expenditures, which would adversely impact our operating results. Specifically, we have invested, and expect to continue to invest, significant resources in the development and marketing of our visual IVR product offerings and extensions thereof. This segment of the customer service and support market is an evolving market and failure to achieve market acceptance of our products in this space may result in a failure to recover our development and marketing expenditures, which would adversely impact our operating results.

A majority of our revenues derives from the provision of professional services.

We derive our revenues from license fees for our software products; fees for professional services (which include customization, implementation, and integration of our solutions); training; and maintenance and support services. In 2014, 2013 and 2012 services revenues constituted a majority of our total revenues. Services revenues have lower gross margins than software revenues.  If we do not increase the portion of our total revenues attributable to software license fees or if we do not increase our professional services gross margins, we may not be able to achieve or maintain profitability.

Failure to deliver professional services efficiently could negatively impact our gross margins.

 Our limited experience and knowledge regarding the customer services and support market, particularly for our newly introduced products, and the delivery of our products and solutions for this new market may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated.  Any such extraneous expenditure of resources may negatively impact our professional services gross margins and our ability to achieve or maintain profitability. Additionally, failure to deliver professional services efficiently and to our customers’ satisfaction may increase the potential of termination of projects by our customers.

Weak and uncertain global economic conditions, including continued credit constraints, could adversely affect us.

The US and global economies have experienced deterioration in the recent past and prospects for sustained economic recovery remain uncertain. During recent years, disruption in the global credit markets, failures or material business deterioration of investment banks, commercial banks, and other financial institutions and intermediaries in the United States and elsewhere around the world, the economic conditions in Europe and significant reductions in asset values across businesses, households and individuals, combined with other financial and economic indicators, have caused ongoing economic weakness and uncertainty. These conditions may result in reduced demand or funding for projects involving our customer service and support solutions, longer sales cycle for our projects or termination of projects by our customers, which may adversely affect our results of operations. Among other things, we might face:

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

The market price of our shares is volatile and the volume of the daily trading of our shares is very low. Effective October 2012, trading in our shares was transferred from the NASDAQ Global Market to the OTBQB Marketplace, a result of our failure to maintain the listing requirements of the NASDAQ Global Market. Our shares may furthermore be voluntarily deregistered under the Exchange Act. Therefore you may be unable to sell your shares at or above the price you paid, if at all, and you may have access to less information about us. The risks described in this Item 3.D may adversely affect our share price.  Our share price, like that of many technology companies, may be subject to volatility. The volume of trading of our ordinary shares has also been very low, a factor that adversely impacts your ability to resell our shares. Our share price may be adversely affected by changes in estimates of our financial results or recommendations by securities analysts, changes in the quarterly financial results of companies perceived to be similar to us, and changes in market valuations of similar companies. In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition or results of operations.

As a public company with fewer than 300 shareholders, we are also eligible to deregister our stock under the Exchange Act, and may decide to do so in the future in order to avoid the costs and resource demands related to being a public company in the United States. In the event that we take such action, we would no longer be required to file current or annual reports with the SEC and would no longer be subject to various substantive requirements of Exchange Act regulations, which would reduce the amount of information available to investors about us.

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

As a non-U.S. company, we could potentially be treated as a passive foreign investment company, or a PFIC, if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” (which we refer to as the Income Test) or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income” (which we refer to as the Asset Test).  Please see the discussion under “Item 10E. Taxation” for further details regarding these tests. We believe that we are not a PFIC for United States federal income tax purposes and we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, but we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination. Ultimately, our status is a factual determination made annually and may be subject to change.  For 2009, we relied on a specific exemption from PFIC status, which requires, among other conditions, that we were never treated as a PFIC and that we were not treated as a PFIC in the next two following years.  If we were determined to be PFIC in any preceding year, or in either 2010 or 2011, we would not have satisfied this exemption and would have been deemed to have been a PFIC also in 2009. In each of the years 2010 through 2014, we passed both the Income Test and the Asset Test, as calculated using the “Domestic Look-through Rule” discussed below, and were therefore not considered a PFIC.

In 2010, we invested the majority of our cash in the common stock of various U.S. corporations. We believe that under the “Domestic Look-through Rule” of Section 1298(b)(7) of the Internal Revenue Code, such stock is considered a non-passive asset for purposes of the Asset Test described above. As a result, we were in compliance with the Income Test and Asset Test in each of the years 2010 through 2014 and were not considered a PFIC. However, should the U.S. Internal Revenue Service, or the IRS, determine that, in its opinion, such common stock is a passive asset, we will have failed the Income Test and Asset Test and would be considered a PFIC.

If we are determined to be a PFIC, a U.S. Holder, as described in “Item 10E Taxation”, may be subject to less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our ordinary shares and may be required to pay United States federal income tax at ordinary income rates for gains, dividends, as well as an interest charge on certain “excess distributions,” as explained later on.   Certain elections may mitigate these consequences and the making of these elections, or “protective elections”, may be particularly relevant given that our PFIC status depends on our non-PFIC status for all years prior to 2009 and on our not being a PFIC in both 2010 and 2011, and a favorable determination by the IRS as to the status of the common stocks held by our company as marketable securities as non-passive assets for the years 2010 through 2014. See “Item 10E Taxation” for a more comprehensive discussion of our status in connection with the PFIC rules, our strategies for attempting to manage this risk and the United States federal income tax consequences if we were to be treated as a PFIC.

We expect to be subject to increasing risks of international operations.

Currently we market and sell our products and services primarily in North America and Europe, from which areas we received approximately 95% of our total revenues for the year ended December 31, 2014. Managing our operations in North America and Europe requires significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products in regions other than North America and Europe.  In the last two years, we expanded our sales efforts into other international areas, including India, Asia Pacific and Latin America. Our inability to increase our worldwide operations successfully could adversely impact our business.

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

We invest our cash, cash equivalents and marketable securities in a number of countries, and in the custody of financial institutions, with high credit ratings. In 2010, we invested the majority of our cash in the common stock of various highly capitalized publicly traded corporations. In 2014 we sold most of our common stock, resulting in a gain of $1.9 million. As of December 31, 2014 we held $1.2 million in common stock. See “Item 10E Taxation” for more information regarding the purposes of these investments. In addition, we held $3.3 million in United States treasuries. As of December 31, 2014, the fair value of our investments, including common stock and United States treasuries, was $4.5 million.

While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, limit stock market risk, and limit our investments to what we view as high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial and stock markets, which can all affect the income that we receive, the value of our investments, and our ability to sell them.  Our marketable securities are carried at fair value as of the relevant balance sheet dates. However, over time the economic and market environment may provide additional insight regarding the fair value of certain securities which could change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. There is continuing risk that declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses. In addition, our investments in common stock are subject to risks associated with the stock market and the risks associated with each particular company whose common stock we hold, and if we need to liquidate some or all of those investments in order to access cash, we may be forced to sell such investments at a loss.

Exchange rate fluctuations between the dollar and other currencies may negatively affect our results of operation.

Our results of operations are reported in U.S. dollars, however, a significant portion of our revenues and expenses are generated and incurred outside of the United States and in currencies other than the U.S dollar, particularly in NIS, English Pounds and Euros. As a result, we are subject to foreign currency risk. Specifically, our sales in Europe and our expenses in Israel and Europe are recorded in local currencies. This exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar. Fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. We use derivative financial instruments to reduce our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, we cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations, which could affect our financial results.

We may have larger than anticipated tax liabilities.

The determination of our provision for income taxes requires significant judgment and estimation and there are many transactions and calculations where the ultimate tax determination is uncertain. We are subject to tax in multiple US and foreign tax jurisdictions and the determination of our tax liability is always subject to audit and review by the applicable domestic or foreign taxing authority. In light of fiscal challenges in US federal and state governments and in many international locations, taxing authorities are increasingly focused on ways to increase revenues which may make resolving tax disputes more difficult.

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

Because our research and development facilities are located in Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Despite the negotiations towards peace between Israel and certain of its Arab neighbors, the future of these peace efforts is uncertain.  From October 2000 until recently, there was a significant increase in violence primarily in the West Bank and the Gaza Strip and negotiations between Israel and Palestinian representatives have ceased for periods of time. In January 2006, Hamas, the Islamic Resistance Movement, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates in the Palestinian Parliament and the tension among the different Palestinian factions may create additional unrest and uncertainty.  Hamas does not recognize Israel's right to exist as a state and Israel considers Hamas to be a terrorist organization. During December 2008 and January 2009, Israel was engaged in an armed conflict with Hamas and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In November 2012 and again in Jul through August 2014, when Hamas increased the scope and intensity of its rocket attacks against Israeli civilian targets, Israel commenced military operations in Gaza in attempts to prevent the rocket attacks and disrupt the capabilities of the militant organization, including the destruction of tunnels dug by Hamas that were intended to be used to carry out massive terrorist attacks against Israeli civilians. These recent conflicts involved missile strikes against civilian targets Israel, and negatively affected business conditions in Israel. There can be no assurance that attacks on Israel will not reach our facilities, which could result in significant disruption of our business. Any major hostilities involving Israel, a significant increase in terrorism or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our operations. In addition, the current tension between the Western world and Israel, on the one hand, and the Islamic Republic of Iran, on the other hand, over the latter’s nuclear weapons program carries with it the potential for armed conflict that may involve Israel. Any renewed hostilities or other factors related to Israel could have a material adverse effect on us or on our business or adversely affect our share price.

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

We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits (assuming that we generate taxable income that would enable us to utilize those benefits) could have a material adverse effect on our business, financial condition and results of operations. An amendment to the tax law, effective as of January 1, 2011 modified the benefit tracks.  See “Item 10.E: Taxation— Israeli Taxation— Law for the Encouragement of Capital Investments, 5719-1959” for a description of such amendment. We cannot assure you that we will, in the future, be eligible to receive tax benefits under this law. In addition, in the event that we increase our activities outside of the State of Israel, these activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, if we are found ineligible for these anticipated tax benefits, our future expected corporate taxes payable could increase significantly.

Certain provisions of our articles of association and of Israeli law could delay, hinder or prevent a change in our control.

Our articles of association contain provisions which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders.  For example, our articles of association provide that our board of directors is divided into four classes, three of which serve three-year terms.  In addition, certain provisions of the Companies Law could also delay or otherwise make more difficult a change in control.  The provisions of the Companies Law relating to mergers and acquisitions are discussed in greater detail in “Item 10.B: Memorandum and Articles of Association.”

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

Between October 1999 and October 2012, our ordinary shares were listed on the NASDAQ Global Market under the symbol “JCDA.”  Our ordinary shares were also listed on the Tel Aviv Stock Exchange, or the TASE, under the same symbol or its Hebrew equivalent commencing on June 18, 2001. On October 9, 2011 we voluntarily delisted our ordinary shares from the TASE. On October 2012, our shares were delisted from the NASDAQ Global Market, and since then, trading in our shares is conducted in the over-the-counter market in the OTCQB Marketplace under the symbol “JCDAF”.

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

Typical users of our customer service and support solutions are medium to large businesses with inbound contact centers that typically have in excess of 100 agent positions. Some of the companies that have purchased our customer service and support solutions include Cox Communications, Capita Business Services, priceline.com, Telefonica O2 UK, Nationwide Insurance, Permanent General Insurance Companies, Kabel Deutschland and Ziggo.

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

In October 2010 our shareholders authorized our management to effect a reverse stock split with respect to our share capital at a ratio of one (1) share for every four (4) shares outstanding. Such reverse stock split was effected on November 9, 2010.

We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies’ shares during fiscal years 2014 or 2015.

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

Customer Service and Support Market

In today’s highly competitive markets, companies increasingly focus on providing customer service as a means of increasing customer satisfaction and customer retention rates. Customers are demanding service when they need it and how they need it. The internet and mobile devices have had a huge impact on customer expectations. In today’s environment, customers prefer the ability to “self-serve” before placing a call to a contact center, or call center. They prefer to skip lengthy call menus and confusing options in a voice IVR and instead prefer to use visually guided menus on a company website or on their smartphone, allowing them to quickly find their desired answer without having to speak with an agent.

When agent involvement is required, customers expect to transition to the call or chat seamlessly. It is still common for customers to have to repeat information to a customer service agent even if that information had already been entered into the company’s website or mobile application. In addition, it is common for the self service experience on the website, in the mobile application, and on the voice IVR to each be created separately, frequently by different organizations. This results in a fragmented customer experience with little to no ability for the customer to get a consistent experience across these touch-points and as the customer tries new touch-points to resolve their issue they commonly have to start over from the beginning especially when they give up and try to call for assistance from a live agent.

The complex and fragmented customer service experience results in:

•	Long and expensive average call handle times, or AHT;

•	Long and expensive training programs for the customer service representative;

•	High rate of call back or need to escalate calls to a more experienced agent;

•	High customer service representative turnover;

•	Poor customer satisfaction and low customer retention; and

•	An increased number of requests to contact live customer agents.

Once an agent is reached, to provide quality customer service, customer service representatives must be able to answer customer’s questions quickly, handle any request the customer may have, and do so in an efficient and pleasant manner. One of the significant challenges in the provision of quality customer service is the complexity of the customer service representative desktop. This is due both to the number of software applications on the customer service representative’s computer desktop and to the complexity of the applications used on the desktop. Most customer service representatives must manage three or more applications on their desktop, including billing, inventory, delivery tracking, call tracking and customer relationship management, or CRM, applications, and many customer service representatives have six, eight, ten or more applications that they must learn and manage.

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

Our Solutions

We develop, market and support mobile customer service, visual IVR, unified agent desktop, and process optimization solutions that simplify and automate customer service processes and help organizations improve their customer experience.  Our Visual IVR solution allows our customers to deliver consistent customer service across multiple interaction channels such as smart-phone applications and web self service and ensure a seamless connectivity into the contact center in the event the user was unable to complete the self-service transaction. By bridging disconnected systems into a single, “intelligent” workspace and providing process guidance to contact center agents, our customer service and support market solutions create greater operational efficiency and increase agent and customer satisfaction. Our customer service and support market products simplify the desktop of customer service representatives and guide them through complex call types to reduce operational costs, enforce policies and improve the customer experience. Our solutions provide our clients’ organizations with a simplified customer service interaction designed to improve the efficiency and effectiveness of their customer service organization.

Benefits

Our solutions for the customer service and support market provide the following business benefits:

•
Seamless transition between self service and assisted service channels and reduced inbound call volume through increased self-service resolution. Jacada Visual IVR bridges the gap between self service and traditional customer service contact channels and improves self service capabilities. This results in a consistent customer service experience through the various channels and a reduced number of inbound calls. Because customers are more apt to provide information and select the correct menu options when using a visual experience, Jacada Visual IVR can route the call to the right agent, at the same time reducing the number of “zero-outs” due to customers getting frustrated with the voice IVR prompts. Jacada Visual IVR transfers the information collected during the visual experience to the agent, preventing the need to repeat information, therefore reducing call handle time.

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

•
Increasing revenue opportunities. By blending the digital and voice experience with an agent, our solutions create an effortless customer journey. By reducing average handle times and making it easier for customer service representatives to access all of the data needed to answer a customer’s question or complete a customer’s request, our customer service and support market products enable customer service representatives to perform increased sales activities. Our process guidance solutions help guide the agent through sales campaigns, leading to potentially greater revenue opportunities.

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

Jacada® Multi-Channel Agent Desktop for EMC. The Jacada Multi-channel Agent Desktop is a “drop in” replacement for the existing Avaya Elite Multi-channel desktop, or EMC, that offers:

•
Multi context –Agents are able to simultaneously manage multiple customers across multiple EMC channels from a unified desktop reflecting a single view of the customer and the channel in use for each and every call.

•
Multi channel – unifies EMC channels (Voice, Email, Chat) onto a single, convenient desktop for an improved and competitive agent experience, and efficient handling of multiple customers from multiple channels at the same time.

•
Thin client – A lightweight, highly performing user interface, ready to go "out of the box", and fully certified on the Avaya platform. The thin client solution installs in one hour and is maintained at a much lower cost than existing fat client technology.

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

Principal Markets

Our principal markets are North America and Europe. We generate revenues from licensing our software products to customers and providing customers with training, professional services, product or solution support and maintenance services. Software licenses revenues constituted approximately 15%, 19% and 10% of our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively, while professional services, support and maintenance revenues constituted approximately 85%,  81% and 90% of our total revenues, respectively, for the same periods.  Software licenses revenues generated from North American customers constituted approximately 10%%, 13% and 8% of our total revenues in the years ended December 31, 2014, 2013 and 2012 respectively, while professional services, support and maintenance revenues generated from North American customers constituted approximately 53%, 41% and 50% of our total revenues, respectively, for the same periods.  Software license revenues generated from European customers constituted approximately 3%, 5% and 1% of our total revenues in the years ended December 31, 2014, 2013 and 2012 respectively , while professional services, support and maintenance revenues generated from European customers constituted approximately 29%, 35% and 38%, respectively, for the same periods.

Seasonality

Not applicable.

Sources and Availability of Raw Materials

Not applicable.

Sales and Marketing

We sell our products through our direct sales force in North America, Europe, Asia and Latin America, as well as through our indirect distribution channels, consisting of system integrators, partners and call center outsourcers. We also use indirect distribution channels in countries where we have no direct sales operations. As of December 31, 2014, we had 26 people in our sales and marketing organization, compared to 19 as of December 31, 2013.

During 2014 we maintained our business arrangements with our strategic indirect sales channels for our customer service and support solutions and also invested in the establishment of arrangements with new indirect channels. Our indirect distribution channels, which act as independent sales agents and value added resellers  for our customer service and support products, include Avaya, a global leader in business communications, Cognizant, Cornastone and Accenture, each a global management consulting, technology services and outsourcing provider, and IBM Global Services, Tieto and Wipro, each a large global IT services provider. It is our expectation that our indirect distribution channels will extend our market reach by increasing market awareness of our solutions and presenting us to potential customers. We intend to continue to invest in 2015 in the development of our indirect sales channels, including the potential for OEM distribution agreements and software-as-a-service to call center host providers.

Our marketing efforts are focused on generating demand for our solutions and developing greater awareness among target customers of our solutions and the benefits they can provide. We market our products and services through a range of vehicles, including electronic media, such as e-mail and other online vehicles, social media, traditional media (public relations), webinars and through traditional demand generation channels, including outbound campaigns by a dedicated telesales team. We have developed a wide range of collateral materials and sales tools that are used by both our direct sales force and indirect distribution channels. These materials include videos, testimonials, brochures, white papers, case studies, press releases and our website.

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

Our research and development expenses were $3.5 million, $2.9 million and $3.5 million for the years ended December 31, 2014, 2013 and 2012, respectively.  As of December 31, 2014, 24 professionals were engaged in research and development activities compared to 19 as of December 31, 2013. See also “Item 5. Operating and Financial Review and Prospects, A. Operating Results, Total Operating Expenses.”

Dependence on Patents and Licenses

We are generally not dependent on any third party licenses or patents with respect to our technology for the customer service and support products. However, sales of our customer services and support products, on occasion, include licenses to our traditional market products (specifically, Jacada Hostfuse and Jacada Interface Server) as part of the solution we provide to our customers. Our rights to develop and sell our traditional market products are granted to us under an irrevocable license agreement which we have entered into as part of the sale of our traditional market business. Our license to sell those products, on a stand-alone basis, is limited to sales for the use by our customers in their customer service and support business. See “Item 4A: History and Development of the Company.”  As part of that asset sale we also sold the two patents that we owned with respect to portions of our traditional market products technology.

Previous versions of the Jacada Agent Scripting product, which is a component of our customer service and support products, is based on technology licensed to us under a license agreement that we entered into in April 2007. That license includes the right to access the source code of such products and the right to modify, enhance and support such source code. The latest product version (version 7) released in June 2014 is based on our own source code.

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

Separately, certain functionality of our Jacada Workspace Agent Desktop product’s development licenses are based on technology licensed to use under a Software OEM License Agreement that we entered into in February 2014. The agreement allows us to reproduce and distribute the licensed software solely as integrated with Jacada Workspace Agent Desktop, subject to our obligation to pay royalties to the licensor.

Certain features of our Jacada Agent Scripting and Jacada VisualIVR products are based on technology licensed to us under an OEM Distribution and Subscription Agreement that we entered into in January 2014. The agreement provides us the right to copy and incorporate the licensed software into certain products, subject to our obligation to pay royalties to the licensor.

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

Our customer service and support products compete with other contact center solutions offered by vendors including OpenSpan, NICE Systems, Pega Systems, Cicero and Kana. In addition, with our new product offering, Jacada Visual IVR, we face new competitors in this market, including Voxeo, Fonolo, CallVU and Interactive Intelligence. We expect additional competition from other established and emerging companies.

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

Material Effects of Government Regulation in Israel

Pursuant to the Law for the Encouragement of Capital Investments, 1959, or the Capital Investment Law, the Israeli government has granted “Approved Enterprise” status to our existing capital investment programs under the Alternative Benefits Program. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. In April 2005 and January 2011, the Capital Investment Law was amended to revise the criteria for qualifying for tax benefits under this law.  See “Item 10.E Taxation— Israeli Taxation— Law for the Encouragement of Capital Investments, 5719-1959” for more information.

As of December 31, 2014, we had not yet begun to generate taxable income for purposes of the Capital Investment Law. Once we do generate taxable income, if we fail to comply in whole or in part with the conditions and criteria set forth under this law, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we may receive, adjusted for inflation and interest.

As of December 31, 2014 we believe that we are in compliance with all of the conditions required by the Capital Investment Law.

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

D.            Property, Plants and Equipment

Our headquarters and principal administrative, research and development operations are located in approximately 7,100 square feet of leased office space in Herzliya, Israel. This lease expires in March 2016.

In the United States, we lease approximately 11,000 square feet in Atlanta, Georgia, which we utilize for marketing, sales, administration, service and technical support. The lease expires in June 2017.

We believe that our facilities are sufficient to meet our ongoing needs and that if we require additional space to accommodate our growth we will be able to obtain additional facilities on commercially reasonable terms.

Item 4A: UNRESOLVED STAFF COMMENTS

None.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Operating Results

Overview

We develop, market and support mobile customer service, visual IVR, customer experience management and process optimization solutions that simplify and automate customer service processes.  By bridging disconnected systems into a single, “intelligent” workspace, and by improving our customers' self service capabilities through various services channels like a smart phone application, our solutions create greater operational efficiency and increase agent and customer satisfaction. We also provide related professional services, including training, consulting, support and maintenance.

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

Our main goals for 2014 were as follows:

•	Educating the market about Visual IVR;

•
Developing the company’s go-to-market plans for Jacada Visual IVR, including penetrating our target markets, engaging select partners, and obtaining valuable references for post-production benefits of the product;

•	Developing cloud versions of specific products, including Jacada Visual IVR and Jacada Agent Scripting;

•
Establishing partnerships with call center host providers, large system integrators and technology partners which could enable us to quickly grow both our agent desktop and business process optimization solutions as well as our mobile self-service and Visual IVR solutions; and

•	Grow revenue from existing customers, enabling us to reinvest in new product extensions and improvements.

During 2014, we increased our revenue to $16.4 million, from $15.6 million in 2013. As mentioned above, one of our goals was to drive revenue from existing customers. In early 2014, we secured a large contract for the implementation of Jacada products into a new division of an existing customer. This contract alone represented approximately 20% of our revenue and was the primary contribution to the increase in revenues. Four other large orders from existing customers, all in excess of $1 million, helped further drive revenue growth.

As mentioned, one of our primary goals was to establish the Visual IVR market and bring customers to production, providing valuable references. Because these customers were early adopters, the license fees and associated implementation fees charged were often substantially reduced. As a result, there was minimal revenue from Visual IVR in 2014. However, with the references garnered thru these customers in production, including information regarding their end-user adoption, call deflection rates and cost savings, we believe we have the ability to grow the revenue obtained from this market in the future.

Further, with the introduction of the cloud versions of Jacada Agent Scripting and Jacada Visual IVR during 2014, we have enabled Jacada to more easily enter the software-as-a-service (“SaaS”) market. Today, customers can license these products on premise or in the cloud on a monthly subscription basis. Due to the limited period of availability of these products in the cloud, minimal revenue was generated on the SaaS model, but we expect that this revenue will grow in future years.

Finally, we also spent considerable time building our partner networks, including relationships with Avaya, Cognizant, and Cornastone and have begun to see these partnerships make noteworthy contributions to 2014 and 2015 revenues.

As mentioned above, our revenues in 2014 improved to $16.4 million from $15.6 million in 2013. Revenues represented primarily sales of our agent desktop and process optimization solutions and consisted primarily of sales to existing customers. While the number of new customers increased over 2013, several of these new customers were SaaS customers (particularly of our lower cost Jacada Agent Scripting solution), contributing little to revenue, particularly software revenue, in 2014. However, in early 2014, Jacada secured a large contract for the implementation of Jacada products into a new division of an existing customer. This contract alone represented approximately 20% of our revenue and had a very large services component. The combination of these two factors contributed to a decline in software revenue from $2.9 million in 2013 to $2.4 million in 2014, offset by an increase in services revenue from $8.9 million in 2013 to $9.7 million in 2014.

With the investments in our cloud platform and continued investment in new versions of our products, we increased research and development spending from $2.9 million in 2013 to $3.5 million in 2014. We continued that investment in sales and marketing as we devoted additional resources to outbound telesales campaigns and product marketing, particularly for Jacada Visual IVR. We closed the year with an operating loss of $1.6 million, combined with our financial income, which included a gain of $1.9 million from the sale of marketable securities, to achieve an income before taxes of $299,000.

In 2014, we derived approximately 45% of our revenue from three customers. To the extent that this trend continues, our revenues will be dependent on a relatively limited number of significant customers. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to become profitable.

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

Cost of software licenses revenues primarily consists of royalties.

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

Valuation of investments in marketable securities.  Our marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders' equity.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net.

We recognize an impairment charge when a decline in the fair value of our investments in debt and equity securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and our intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statements of income as financial income, net and, with respect to debt securities, is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss).

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

Results of Operations

Our historical operating results for the years ended December 31, 2014, 2013 and 2012 as a percentage of total revenues are as follows:

	2014	2013	2012
Revenues:
Software Licenses	15%	19%	10%
Services	59	57	64
Maintenance	26	24	26
Total revenues	100%	100%	100%
Cost of revenues:
Software Licenses(*)	1	6	6
Services(*)	36	61	88
Maintenance(*)	3	9	23
Total cost of revenues	40	38	62
Gross profit	60	62	38
Operating expenses:
Research and development	21	19	33
Sales and marketing	31	28	45
General and administrative	18	20	28
Total operating expenses	70	67	105
Operating loss	(10)	(5)	(67)
Financial income, net	12	3	8
Income (loss) from operations before taxes	2	(2)	(59)
Income tax (expense) benefit	(6)	3	(1)
Net income (loss)	(4)	1	(60)

* Respective revenues

Years Ended December 31, 2014, 2013 and 2012

Revenues and Cost of Revenues

Revenues.  Revenues were $ 16.4 million, $15.6 million and $10.8 million for the years ended December 31, 2014, 2013 and 2012, respectively. While the number of new customers increased in 2014 over 2013, several of these new customers were SaaS customers (particularly of our lower cost Jacada Agent Scripting solution), contributing little to revenue, particularly software revenue, in 2014. However, in early 2014, Jacada secured a large contract for the implementation of Jacada products into a new division of an existing customer. This contract alone represented approximately 20% of our revenue and had a very large services component. The combination of these two factors contributed to a decline in software revenue from $2.9 million in 2013 to $2.4 million in 2014, offset by an increase in services revenue from $8.9 million in 2013 to $9.7 million in 2014.

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

Backlog, excluding maintenance renewals, was $6.1 million, $5.1 million and $5.7 million as of December 31, 2014, 2013 and 2012, respectively.

In each of 2014, 2013 and 2012, a significant portion of our revenues was derived from a few large orders. In 2014, 2013 and 2012, three customers accounted for [45%, 38% and 50% of our total revenues, respectively.

Software licenses revenues. Software license revenues were $2.4 million, $2.9 million and $1.1 million, or 15%, 19% and 10% of our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. During 2014, 2013 and 2012, approximately 77%, 58% and 70%, respectively, of our revenue was generated from existing customers, which typically represents additional services engagements with a limited, if any, software component. The fact that such a large portion of our revenue came from existing customers contributed to the reduction in software revenue from 2013 to 2014. The number of new customers actually increased over 2013, however, several of these new customers were SaaS customers (particularly of our lower cost Jacada Agent Scripting solution), contributing little to revenue, particularly software revenue, in 2014. This further contributed to the decline in software revenue.

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

Service revenues. Service revenues were $9.7 million, $8.9 million and $6.9 million, or 59%, 57% and 64% of our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. Service revenues are generated primarily from installation, implementation and customization of our software products. As discussed above, the company focused on securing on-going contracts with existing customers to generate steady income which could be reinvested in product initiatives. In 2014, we had several significant contracts from existing customers, with three customers representing approximately 45% of our total revenues. Each of these four customers had over $850,000 in services revenue, with one particular customer contributing almost $3 million in services revenue. These significant contracts allowed us to increase services revenue from $8.9 million in 2013 to $9.7 million in 2014.

In addition, we had several significant new contracts signed during 2012 that were implemented during 2013 leading to our recognition of the associated services revenues in 2013.  This combined with services revenue from additional new customers obtained during early 2013, contributed to the $2 million growth in services revenue from 2012 to 2013.

Maintenance revenues. Maintenance revenues were $4.2 million, $3.7 million and $2.8 million, or 26%, 24% and 26% of our total revenues for the years ended December 31, 2014, 2013, 2012, respectively. Maintenance revenue increased from 2012 to 2013 and again from 2013 to 2014 due to (i) the completion of the implementation of projects with new customers, which enabled us to begin recognition of the associated maintenance contract, (ii) additional maintenance from the additional software purchases of existing customers, as discussed above, and (iii) general increases in maintenance fees. There were a limited number of cancellations during 2014 offsetting this increase.

Total Cost of Revenues. Total cost of revenues was $6.5 million, $5.9 million and $6.7 million, representing 40%, 38% and 62% our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. Total cost of revenues increased from 2013 to 2014 primarily due to the additional resources required to support the growth in services revenue in 2014, and to a lesser extent, from additional resources required to be dedicated to solution support.

The decrease in total cost of revenue from 2012 to 2013 was primarily due to improvements in both the services and maintenance and support gross margins, as we improved utilization in the services and support organizations, as more fully discussed below.

Cost of software licenses revenues was $0.2 million, $0.2 million and $0.1 million or 7%, 6% and 6% of software revenues for the years ended December 31, 2014, 2013 and 2012, respectively. In 2014, we entered into two new OEM agreements which obligate us to pay royalties on certain software integrated into our products. Software license revenue declined from 2013 to 2014 from $2.9 million to $2.4 million, but cost of software licenses remained consistent, primarily due to the inclusion of these two new OEM agreements. In addition, there were certain costs associated with unique features we were required to develop for a certain cloud customer, which have also been included in cost of software licenses. Software licenses revenue increased from 2012 to 2013 by $1.8 million and cost of software licenses increased proportionally, by $0.1 million, meaning that cost of software license revenue as a percentage of software revenue remained constant at 6% in both years.

Cost of service revenues was $5.8 million, $5.4 million and $6.0 million, or 60%, 61% and 88% of service revenues for the years ended December 31, 2014, 2013 and 2012, respectively. Services margins improved from 12% in 2012 to 39% in 2013 and to 40% in 2014. The growth in services revenue from $8.9 million in 2013 to $9.7 million in 2014, meant that our associated costs to provide those services increased proportionally. Despite the increase in costs, our services margins remained relatively consistent between 2013 and 2014. While our services revenues increased significantly from 2012 to 2013, our cost of services decreased. During 2013, we focused on improved billable utilization of our services team as well as close management of ongoing large projects to ensure achievement of the original timelines and personnel investment. By focusing on these two aspects of our business, we were able to deliver more with less yet still maintain customer satisfaction. Service headcount during 2014, 2013 and 2012 averaged approximately 30, 30 and 35 individuals, respectively. We ended 2014 with 30 employees engaged in providing services. Please see the Risk Factor entitled: “Failure to deliver professional services efficiently could negatively impact our gross margins.”

Cost of maintenance revenues was $0.5 million, $0.3 million and $0.6 million, or 12%, 9% and 23% of maintenance revenues for the years ended December 31, 2014, 2013 and 2012, respectively. Maintenance headcount during 2014, 2013 and 2012 averaged approximately 4, 3 and 4 individuals (including subcontractors), respectively. Cost of maintenance revenue includes personnel allocated to provide solution support, which requires us to provide adaptive maintenance and upgrade support for a customer, as needed. During 2014, we had additional headcount allocated to support our solution support customers as they required significantly more adaptive maintenance and upgrade support than in prior years. The decline in headcount from 2012 to 2013 was a result of driving efficiencies in our support department. These efficiencies, coupled with a significant increase in maintenance revenue in 2013 allowed us to improve our maintenance and support margins to 90% in 2013.

Total Operating Expenses. Total operating expenses in 2014 were $11.5 million, representing an increase of $1.1 million compared to 2013. Significant increases were present in research and development expenses, as we developed the cloud versions of our products and other new features, and in sales and marketing, as we invested in additional sales personnel and marketing expenditures specifically focused on Visual IVR. Total operating expenses in 2013 were $10.4 million, representing a decrease of $0.9 million compared to $11.3 million in 2012. In 2013, with the completion of certain of the new product development projects, we were able to slightly reduce the expenditure levels in research and development.   Our average overall headcount in operating areas of the business was 65, 53 and 55 in 2012, 2013 and 2014, respectively.

Research and Development.  Research and development, or R&D, expenses were $3.5 million, $2.9 million and $3.5 million for the years ended December 31, 2014, 2013 and 2012, respectively. In 2014, we made significant investments in bringing Jacada Visual IVR and Jacada Agent Scripting to the cloud, enabling customers to license these products in a SaaS model. In addition, we made investments in the platform underlying Jacada Visual IVR and Jacada Agent Scripting (which we call Jacada Interact) which enables us to easily build new features and functionality into these products moving forward. To accomplish these developments, we increased headcount by five individuals in 2014 and incurred certain third-party costs in setting up the cloud environment. In the latter half of 2013, as we completed some of our development projects for the new features and products, most specifically, Jacada Visual IVR and Jacada Advisor, which were initiated in 2012, we were able to slightly reduce our research and development expenditures, resulting in reduced overall R&D expenditures in 2013. As a percentage of total revenues, research and development expenses were 21%, 19% and 33% for the years ended December 31, 2014, 2013 and 2012.

Sales and Marketing.  Sales and marketing expenses were $5.1 million, $4.4 million and $4.8 million for the years ended December 31, 2014, 2013 and 20122011, respectively. During 2014, we significantly increased our headcount in sales, primarily inside sales positions which focus on outbound lead generation. Our headcount increased by seven individuals over 2013, creating $600,000 in additional salary and related expenses. With additional sales representatives, travel expenses increased by $100,000. While revenues increased, commissions decreased primarily because services revenue, which is compensated at a lower rate, represented the increase in revenue and software revenue, which is compensated at a higher rate, actually declined. Marketing expenses remained relatively consistent with the prior year, but the focus of these investments was primarily on marketing Jacada Visual IVR and our cloud products.

While headcount for sales and marketing increased from 17 in 2012 to 19 in 2013, our overall expenses declined by $400,000.  Our Co-Chief Executive Officer, Guy Yair, previously managed our EMEA sales operations but in late 2012, was promoted to Co-CEO and accordingly, his expenses were moved to general and administrative expenses in late 2012 and 2013. We also had reduced travel expenses and reduced indirect expenses (rent, communication costs, etc.), some of which are allocated to sales and marketing. These reductions were offset by increased commissions associated with revenue growth during 2013. As a percentage of total revenues, sales and marketing expenses were 31% 28% and 45% for the years ended December 31, 2014, 2013 and 2012, respectively.

General and Administrative.  General and administrative expenses were $3.0 million, $3.1 million and $3.0 million for the years ended December 31, 2014, 2013 and 2012, respectively. As a percentage of total revenues, general and administrative expenses were 18%, 20% and 28% for those years. There were no significant changes in general and administrative expenses between 2013 and 2014 and the decrease in expenses of $100,000 was a reflection of minor cost savings in various areas. The absolute increase in general and administrative expenses from 2012 to 2013 resulted from (i) an increase in stock compensation expense of $0.1 million, (ii) an increase in incentive compensation of $0.2 million, as we achieved certain performance targets, offset in part by (iii) a reduction in salaries of $0.1 million, primarily representing a reduction in overall headcount despite the promotion of our Co-Chief Executive Officer, as mentioned above, and (iv) a reduction of indirect expenses (rent, communication costs, etc.) of $0.1 million.

Financial Income, Net.  Financial income, net, was $1.9 million $0.5 million and $0.9 million for the years ended December 31, 2014, 2013 and 2012, respectively. The 2014 $1.9 million financial income consisted primarily of the $1.9 million gain on the sale of our marketable securities. In addition, we had approximately $100,000 in dividends. Financial income in 2013 consisted of a $0.3 million gain on the sale of marketable securities and $0.2 million in dividend income. Financial income in 2012 consisted of a $0.7 million gain on the sale of marketable securities, $0.2 million in dividend income, offset in part by foreign currency translation losses and bank charges of $0.1 million. See also “Item 3: Key Information. D. Risk Factors. Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Income (loss) before Taxes. As a result of the above factors, we generated pre-tax income (losses) of $0.3 million in 2014, $(0.3) million in 2013 and $(6.4) million in 2012.

Tax benefit (expense). In 2014, 2013 and 2012 we had tax benefit (expense) of $(1.0) million, $382,000 and $(55,000), respectively. The $1.0 million income tax expense in 2014 represents income taxes due in the United States associated with the $1.9 million gain on sale of securities as well as business income generated in the United States. The 2013 tax benefit primarily consisted of a $345,000 deferred tax benefit associated with the reversal of a previously recorded valuation allowance on certain deferred tax assets in the United States. Tax expense in 2012 was due to current income tax expenses that primarily reflected alternative minimum taxes due in the United States.

As of December 31, 2014, we had an Israeli net operating loss carryforward of approximately $44.5 million which can be carried forward and offset against taxable income with no expiration date. As of December 31, 2014, our U.S subsidiary had used all net operating loss carryforwards for income tax purposes. As of December 31, 2014, our European subsidiaries had net operating loss carryforwards for income tax purposes of approximately $2.4 million, which can be carried forward and offset against taxable income with no expiration date.

Net Income (Loss). As a result of the above-described factors, we recorded a net loss of $688,000 in 2014, net income of $0.1 million in 2013 and a net loss of $6.4 million in 2012.

B.            Liquidity and Capital Resources

Since our inception, we have funded operations through the private placement and public offering of equity securities, internal operations, the sale of our traditional market business and, to a lesser extent, borrowings from financial institutions.

 As of December 31, 2014, we had $8.4 million of cash and investments, including $0.8 million of restricted cash, $3.1 million of cash and cash equivalents and $4.5 million of marketable securities. Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition. Our marketable securities are available for sale, but may be subject to losses due to fluctuations in the market. During 2014, operating activities used approximately $2.0 million in cash. The major components of this use of cash were our operating loss of $0.7 million, plus the addition of adjustments to this loss of $1.6 million, which included non-cash adjustments for depreciation and stock-based compensation of $0.3 million and the adjustment for the gain on the sale of marketable securities of ($1.9) million to be reflected in investing activities, offset by changes in working capital of $0.3 million. The major components of the changes in working capital are an increase in trade receivable of $0.4 million, offset by an increase in accrued expenses of $0.4 million and deferred taxes of $0.2 million and a decrease in prepaid assets of $0.2 million. The increase in trade receivable was primarily due to an increase in revenues and associated billings at year-end. Accrued expenses increased as the result of accruals for deferred rent, year-end incentives and bonuses and income taxes. Deferred taxes, net, increased as the result of deferred tax assets associated with deferred revenue in the US. Cash provided by investing activities was $1.5 million, including net proceeds from the sale of marketable securities of $1.9 million, offset, in part, by purchases of property and equipment of $0.2 million and increase in restricted cash of $0.2 million.  We believe that our cash and investments are sufficient to cover our operating expenditures and other obligations for the next twelve months.

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

In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  We have subsequently sold almost all of these common stocks, as discussed below, so that as of December 31, 2014, we had approximately $1.2 million in stocks. See “Item 10.E Taxation” for more information regarding these investments. In 2011, we sold the stock of one such corporation, resulting in proceeds of $1.6 million. In 2012, we sold portions of each of the common stocks in our portfolio, resulting in proceeds of $5.6 million, which reflected a gain of $0.7 million. In 2013, we sold additional portions of each of the common stocks in our portfolio, resulting in proceeds of $1.1 million, which reflected a gain of $0.3 million. Finally, in 2014, we sold portions of each of the common stocks in our portfolio, resulting in proceeds of $7.9 million and a gain of $1.9 million. As of December 31, 2014, the fair value of our remaining investments in these stocks was $1.2 million, including a $0.5 million (before taxes) unrecognized net gain on investments. As of March 31, 2015, the fair value of these investments was $1.2 million. In addition to these common stocks, we held $3.3 million in US treasuries as of December 31, 2014. As of March 31, 2015, we held $3.0 million in US treasuries.

Expenditures for property and equipment were approximately $0.2 million, $0.1 million and $0.1 million for the years ended December 31, 2014, 2013 and 2012, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations.

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

C.           Research and Development, Patents and Licenses, Etc.

We believe that strong product development is essential to our strategy of continuing to enhance and expand the capabilities of our products.  We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited key software engineers and developers with experience in Java, .Net, communications, expert systems, Windows internals and Internet technologies.  Our research and development efforts in recent years have been primarily focused on enhancing and adding functionality to our contact center market products and adding new products based on our expectations of future technologies and industry trends. In 2014, our research and development efforts have been primarily focused on the development and enhancement of the cloud versions of select products such as Visual IVR and Jacada Agent Scripting, which will allow us to enter the software-as-a-service market. We submitted several patent applications with the United States patent and trademark office with respect to the technology of our Visual IVR product. In April 2015, one of these patents, patent number 8,995,646 B2, was approved.

Our research and development expenses were $3.5 million, $2.9 million and $3.5 million for the years ended December 31, 2014, 2013 and 2012, respectively. As of December 31, 2014, 2013 and 2012, we had 24, 19 and 21 employees engaged in our product development activities, respectively.

D.           Trend Information

 Over the past few years, our sales cycle for our customer service and support market products continued to lengthen due to the reasons discussed in the risk factors described above. While in 2014 and in 2013 we saw certain improvements, reflected in the shortening of the sales cycle, the trend towards a longer sales cycle may continue. As a result, we are unable to determine what impact, if any, this may have on our business model.  See Item 3. D. Risk Factors “Our business model is focused on continued growth in a market in which we have only several years of experience. Failure to continue our early penetration into this market would negatively impact our results of operations”,  “We do not have a proven business model for the mobile customer services and support market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our mobile customer service and support solutions may be harmed or we will experience a further delay in generating revenues from these products” and “Weak and uncertain global economic conditions, including continued credit constraints, could continue to adversely affect us” for a discussion of the potential effects of this trend.

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

Recent company efforts have focused on the introduction of a cloud offering for our Jacada Visual IVR and Jacada Agent Scripting products, allowing us to offer these products in a software-as-a-service model. We have limited business experience with this type of model, which may impede our ability to successfully launch the software-as-a-service model. See Item 3. D. Risk Factors, “We have limited business experience in offering a Software-as-a-Service model; if we fail to meet the technical and support requirements of this model, our efforts to successfully commercialize our visual IVR and other solutions may be harmed, we may obtain customers we are unable to support and we may incur significant costs in correcting technical and support concerns.”

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

We anticipate that a large number of our future customer service and support solution deals will continue to involve substantial customization and implementation services of our solutions and that a majority of our revenues will continue to derive from the provision of professional services. If we do not increase the proportion of our total revenue attributable to software license fees or if we do not increase our professional services gross margins (or at a minimum maintain the professional services margins achieved in 2013 and 2014), we may not be able to achieve or maintain profitability. Our limited experience and knowledge regarding the customer service and support market may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated.  Any such expending of more resources may negatively impact the gross margins for our professional services and our ability to achieve or maintain profitability. See Item 3. D. Risk Factors:  “Our revenues could be adversely affected if we fail to recruit and retain consultants and other technical service personnel”, “A majority of our revenues derives from the provision of professional services” and “Failure to deliver professional services efficiently could negatively impact our gross margins” for a discussion of the potential effects of this trend.

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

Until 2012, our backlog had been decreasing and may decrease again if we do not maintain or increase the number of our transactions. See Item 5: “Operating and Financial Review and Prospects. A. Operating Results, Revenues and Cost of Revenues” for further disclosure regarding our revenue recognition policies. Reduced backlog means that we will be more dependent on signing new transactions in order to generate revenues.  See “Risk Factor: Our revenues may decline if we do not increase the number of transactions we enter into in 2015” for a discussion of the potential effects of this trend.

In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  The majority of the common stock has since been sold so that as of December 31, 2014, we had $1.2 million of common stock remaining. See Item 10E: “Taxation” for more information regarding these investments. See also Item 3. D. “Risk Factor: Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio”. These investments in common stock are subject to risks associated with stock market investments and the risks associated with each particular company whose common stock we hold. If we need to liquidate some or all of those investments in order to access cash, we may be forced to sell them at a loss.

E.           Off-balance sheet arrangements. We are not party to any off-balance sheet arrangements. See “Item 4.B: Material Effects of Government Regulation in Israel”.

F.           Tabular Disclosure of Contractual Obligations.  The following table summarizes our contractual obligations and commercial commitments as of December 31, 2014:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facilities	$966	$432	$534	$-	$-
Severance pay*	$376	$-	$-	$-	$-

*Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. For employees whose employment commencement date is prior to January 1, 2005 these obligations are payable only upon the termination of the respective employees. However, while this amount may be reduced upon voluntary termination by an employee, it is not our general practice to reduce the amounts of severance payments in cases of voluntary termination. As of December 31, 2014, we had $0.1 million in our severance pay funds, which will be used to satisfy a portion of our obligations.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth certain information regarding our executive officers and directors as of April 15, 2015:

Name	Age	Position
Gideon Hollander(1)	50	Co-Chief Executive Officer and Chairman of the Board of Directors
Guy Yair	43	Co-Chief Executive Officer
Caroline Cronin	44	Chief Financial Officer
Yossie Hollander	57	Director
Ohad Zuckerman(2)(1)	50	Director
Tzvia Broida(2)	46	Director
Avner Atsmon(2)	52	Director

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

B.            Compensation

The aggregate remuneration that we paid for the year ended December 31, 2014 to all executive officers and directors as a group was $1.0 million in salaries, fees, commissions and bonuses. Certain members of the executive management participate in a bonus plan whereby bonuses or commissions may be paid upon the achievement of certain revenue, booking or operating income targets.  Since August 2008, each our directors has received annual compensation of NIS 42,600 (approximately $12,000), plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended.  In addition, all directors are entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as board members, including attending board of directors meetings.  Directors also receive options to purchase our ordinary shares.

Mr. Gideon Hollander, our Co-Chief Executive Officer and active Chairman of the Board, receives, effective as of January 2011,  a monthly fee of NIS 83,333 (equal to approximately $22,000 based on the current rate of exchange between the New Israeli Shekel and US Dollars) as total consideration for his services to our company.

As of December 31, 2014, options to purchase 354,250 ordinary shares granted to our directors and executive officers (7 persons) under our option plans were outstanding. The weighted average exercise price of these options was $1.88 per share ranging from $0.85 to $7.52, and the expiration dates of the options range from September 2, 2016 to December 31, 2020.

Office Holder Compensation in 2014

Under Companies Law regulations that were adopted in 2014, we are required to disclose the compensation of our five most highly compensated senior office holders (as defined in the Companies Law and described below in part C of this Item 6 under the heading “External Directors”) on an individual basis in the notice of our annual general shareholder meeting or in an accompanying document (such as a proxy statement).

The table below outlines the compensation paid to or accrued in respect of our five most highly compensated senior office holders during or with respect to the year ended December 31, 2014, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
(in thousands, U.S. dollars)

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
Guy Yair – Co-CEO	$250	$25	$193	$10	$478
Gideon Hollander – Co-CEO	280	-	-	5	285
Tzacki Naim – General Manager EMEA and APAC	188	41	53	2	284
Oren Shefler – General Counsel	110	24	143	5	281
Steve Herlocher – Chief Marketing Officer	$185	$23	$62	$2	$272

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in the Company’s financial statements.

(2)
All current executive officers listed in the table are full-time employees or consultants of the Company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2014.

(3)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), , convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with Jacada’s guidelines.

(4)	Amounts reported in this column refer to commission, incentive and other objective-based bonus payments that were paid during 2014.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2014 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph l. of Note 2 to our audited consolidated financial statements, which are included in this Annual Report on Form 20-F.

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

At our annual meeting in August 2004, our shareholders voted to fix the number of directors at six directors. We currently have only five directors. In accordance with the terms of our articles of association, the board of directors is divided into four classes, with the following terms of office:

•	Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2015;

•	Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2016;

•	Class III directors, whose terms expire at the annual meeting of shareholders to be held in 2017; and

•	A class of directors whose terms expire after one year, at each annual meeting of shareholders.

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

Compensation Policy and Committee

Pursuant to the requirements of the Companies Law, we have appointed a compensation committee, consisting of Ohad Zuckerman, Avner Atsmon and Tzvia Broida and established a compensation policy regarding the terms of engagement of office holders. Such compensation policy was set by our board, after considering the recommendations of the compensation committee, and was approved by our shareholders in December 2013. The compensation policy serves as Exhibit 4.4 to this Annual Report.

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

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and our compensation committee must include all external directors then serving on the board of directors.  Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to applicable regulations.  Compensation of an external director is determined prior to his or her appointment and may not be changed throughout his or her term (subject to certain exemptions).

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

The term office holder is defined under the Companies Law as a director, chief executive officer (referred to as a “general manager”), chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange.  A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company for his or her role as a director. This prohibition does not apply to compensation paid or given in accordance with Companies Law regulations or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage.  Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control.  This includes engagement as an executive officer or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director.  This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

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

D.            Employees

As of December 31, 2014, we had 39 employees in Israel, 42 in the United States and 16 in Europe. Of our 97 employees, 24 were engaged in research and development, 16 in sales, marketing and business development, 32 in professional services and technical support and 15 in finance, administration and operations.  With respect to our Israeli and European employees, we are subject to local labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay, termination of employment procedures and other conditions of employment.

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

The following tables set forth as of the end of each of the last three fiscal years, the number of our employees, categorized by activity and geographic location:

As of December 31,	2014	2013	2012

Research and Development	24	19	21
Marketing, Sales, Services and Customer Support	58	54	50
Administration Management and Information Systems	15	15	17
Total	97	88	88

As of December 31,	2014	2013	2012

Israel	39	30	32
United States	42	38	37
Europe	16	20	19
Total	97	88	88

E.            Share Ownership

Other than Gideon Hollander, Guy Yair and Yossie Hollander, whose shareholdings are listed in the table in Item 7.A below, none of our executive officers and directors owns in excess of one percent of our outstanding ordinary shares. Our executive officers and directors who own ordinary shares do not have different voting rights than our other shareholders.

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

As of December 31, 2014, 1,157,925 ordinary shares were available for future grants under these option plans to be granted to officers, directors, employees and consultants. As of December 31, 2014, options to purchase 496,298 ordinary shares were outstanding under the option plans. As of December 31, 2014, the weighted average exercise price of options outstanding under our option plans is $2.19. Our option plans are administered by our board of directors and the options committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants. In addition, pursuant to the option plans, the exercise price of options shall be determined by our board of directors or our options committee but may not be less than the fair value of the ordinary shares and is typically the fair market value on the date of grant.  The vesting schedule of the options is also determined by our board of directors or our options committee but generally the options vest over a four year period.  Generally, options granted under the option plans are exercisable until seven to ten years from the date of the grant.  The 1999 Option Plan and the 2003 Share Option Plan expired on December 31, 2009 and December 31, 2012, respectively.

As of March 31, 2015, options to purchase 354,250 ordinary shares granted to our directors and executive officers (7 persons) under our option plans were outstanding. The weighted average exercise price of these options was $1.88 per share ranging from $0.85 to $7.52, and the expiration dates of the options range from September 2, 2016 to December 31, 2020.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth, to the best of our knowledge, as of April 15, 2015, those shareholders that own 5% or more of our capital stock and executive officers and directors who own 1% or more of our capital stock.

Name of Beneficial Owner	Number of Shares Owned	Percentage*
Principal Shareholders (other than Executive Officers and Directors)
Lloyd I. Miller, III (1)	992,548	23.9%
Robert B. Ashton (2)	422,830	10.2%
New Resources (3)	230,000	5.5%
Gunar Anstalt (4)	223,750	5.4%
Executive Officers and Directors
Yossie Hollander (5)	537,253	12.9%
Gideon Hollander (6)	414,684	9.9%
Guy Yair (7)	84,371	2.0%

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

(1)
Based on a Schedule 13D/A filed with the SEC on August 29, 2014. The Company makes no representation as to the accuracy or completeness of the information reported. Mr. Miller’s address is 222 Lakeview Avenue Suite 160-365 West Palm Beach, Florida 33401. Mr. Miller has increased his percentage beneficial ownership during the last three years from less than 5% to 23.86%. The increase is due to open market purchases executed by Mr. Miller.

(2)
Based on a Schedule 13D filed with the SEC by Kinetic Catalyst Partners, LLC and Robert B. Ashton on February 12, 2015. The Company makes no representation as to the accuracy or completeness of the information reported. The address of Mr. Ashton is 6 Occom Ridge, Hanover, NH 03755.

(3)
Based on a Schedule 13G filed with the SEC, on February 16, 2010.  We make no representation as to the accuracy or completeness of the information reported. New Resources’ address is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(4)
Based on a Schedule 13G filed with the SEC on February 23, 2010.  We make no representation as to the accuracy or completeness of the information reported. Gunar Anstalt’s address is AeuleStrasse 5, FL-9490 Vaduz, Liechtenstein.

(5)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander.  Represents 325,320 ordinary shares owned individually by Mr. Hollander, 75,668 ordinary shares owned by Mr. Hollander’s spouse and 125,015 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein.  Includes 11,250 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares and an aggregate of 387,400 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests.  Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts.  Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported.  The address of Mr. Hollander is 5901 Peachtree Dunwoody Road, Building B, Suite 550, Atlanta, Georgia 30328.

(6)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander.  Represents 391,247 ordinary shares owned individually by Mr. Hollander, and 23,437 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported.  The address of Mr. Hollander is 11 Shenkar Street, Herzliya 46725, Israel.

(7)	Represents ordinary shares issuable pursuant to options held by Mr. Yair which are exercisable within 60 days of the date hereof.

The shareholders that own 5% or more of our capital stock do not have different voting rights than any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our company.

Based upon a review of the information provided to us by our transfer agent, as of April 21, 2015, there were 36 holders of record of our shares, of which 23 record holders holding 3,468,978, or approximately 83%, of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record 3,341,778 ordinary shares on behalf of an firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B.           Related Party Transactions

Except as described below or elsewhere in this Annual Report, since January 1, 2014, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

        In furtherance of the business purposes of Jacada and as permitted under the Sarbanes Oxley Act of 2002, we provided two loans to Mr. Guy Yair, our Co-CEO, to purchase vehicles in connection with his relocation to the United States. The loans amounted, in the aggregate, to $35,000, bore no interest, and as of March 31, 2015, the balance remaining on the loans was $9,000.

As of August 2008 (which policy is still in place currently), our directors each receive annual compensation of NIS 42,600 (approximately $12,000) plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended.  In addition, Mr. Gideon Hollander, our Co-Chief Executive Officer and active Chairman of our Board of Directors, has received, and continues to receive, compensation for his services in various capacities to our company.  See “Item 6.B Directors, Senior Management and Employees— Compensation” for a description of the compensation payable to our directors and Mr. Hollander.

C.           Interests of Experts and Counsel

Not applicable.

Item 8: FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Export Sales

We generated $10.2 million, constituting approximately 63% of our revenues, in North America and $5.3 million, constituting approximately 32% of our total revenues, in Europe through wholly owned subsidiaries during the year ended December 31, 2014. Our export sales consist mainly of intercompany transactions with our subsidiaries.

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

Item 9: THE OFFER AND LISTING

A.           Offer and Listing Details

Share History

Our ordinary shares were quoted on the NASDAQ Global Market under the symbol “JCDA” from October 1999 until October 2012. Since October 2012 trading in our shares is conducted in the over-the-counter market in the OTCQB Marketplace under the symbol “JCDAF”. From June 2001 until October 2011, our ordinary shares were also quoted on the TASE under the symbol “JCDA” or its Hebrew equivalent.

The following tables present the high and low market prices on the NASDAQ Global Market or the over-the-counter market in the OTCQB Marketplace of our ordinary shares for the indicated fiscal years, fiscal quarters and months.

Year	High	Low

2010	$8.32	$3.20
2011	4.20	1.69
2012	2.08	0.26
2013	2.80	0.81
2014	5.00	2.70

Fiscal Quarter	High	Low
01/01/13 – 03/31/13	$1.26	$0.81
04/01/13 – 06/30/13	1.50	1.02
07/01/13 – 09/30/13	1.92	1.28
10/01/13 – 12/31/13	2.80	1.45
01/01/14 – 03/31/14	4.55	2.70
04/01/14 – 06/30/14	4.49	3.80
07/01/14 – 09/30/14	5.00	3.41
10/01/14 – 12/31/14	3.75	3.27
01/01/15 – 03/31/15	5.66	3.15

Month	High	Low
10/2014	$3.75	$3.28
11/2014	3.70	3.40
12/2014	3.74	3.27
01/2015	3.30	3.27
02/2015	4.51	3.15
03/2015	5.66	4.00
04/2015 (through 04/24/2015)	4.23	3.90

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

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders (as defined above under “Item 6.C: Board Practices—External Directors”) owe to a company.  Each person listed in the table under “Item 6. Directors, Senior Management and Employees” is an office holder under the Companies Law.

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

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval.  Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith.  Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction with an office holder who is not a director. Compensation of, or an undertaking to indemnify or insure, an office holder (other than the chief executive officer) who is not a director requires approval first by the compensation committee, followed by the board of directors as a whole.  Arrangements regarding the compensation, indemnification or insurance of a director and the chief executive officer require the approval of the compensation committee, board of directors and shareholders, in that order.

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

Disclosure of Personal Interests of Controlling Shareholders

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to office holders also apply to a controlling shareholder of a public company.  In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes any shareholder who holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights.  Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be a single shareholder and may be deemed a controlling shareholder for the purpose of approving such transaction.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or a transaction with a controlling shareholder or his or her relative, directly or indirectly, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The terms of engagement and compensation of a controlling shareholder who is an office holder or an employee of the company require the approval of the compensation committee, the board of directors and the shareholders of the company, in that order. In addition, the shareholder approval (in each case, whether for a transaction or the terms of engagement and compensation) must fulfill one of the following requirements:

•	a disinterested majority of non-controlling shareholders; or

•
the votes of non-controlling shareholders who have no personal interest in the transaction and who are present and voting, in person, by proxy or by voting deed at the meeting, and who vote against the transaction may not represent more than two percent (2%) of the voting rights in the company.

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

For certain non-corporate U.S. Holders, subject to the discussion below under “Passive Foreign Investment Company Rules” (which we refer to as the PFIC discussion), a dividend paid by us to certain shareholders will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust and (c) such dividend is paid on our shares that have been held by such U.S. Holder for more than 60 days during the 120-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Share will not be entitled to receive such dividend).  Generally, we may be considered a “qualified foreign corporation,” or a QFC, if we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program that the IRS determines is satisfactory. However, even we are so eligible, we will not be treated as a QFC if we were a PFIC for the taxable year during which we paid a dividend or for the preceding taxable year.  See the discussion below as to PFIC status.

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

Passive Foreign Investment Company Rules

We believe that we are not a passive foreign investment company, or a PFIC, for United States federal income tax purposes, and we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, but we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination.  Ultimately, our status is a factual determination made annually and may be subject to change.  A U.S. Holder may have less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our shares if we are deemed a PFIC, unless such U.S. Holder makes certain elections which may have additional tax consequences, as described below.  Making these elections or “protective” elections may be particularly relevant given that our PFIC status for 2009, 2010 and 2011 depends on each of our non-PFIC status for all years prior to 2009, our not being a PFIC in both 2010 and 2011, and a favorable determination by the IRS as to the status of our common stocks held as marketable securities as non-passive assets, as described below.

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

In 2009, we held passive assets in an amount that could have caused us to become a PFIC, absent a specific exemption on which we are relied.  This exemption generally required or requires that we meet all of the following conditions: (i) we were never a PFIC in any taxable year prior to 2009; (ii) it is established to the satisfaction of the Internal Revenue Service, or IRS, that (a) substantially all of our passive income in 2009 was attributable to proceeds from the disposition of one or more active trades or businesses, and (b) we will not be a PFIC in 2010 or 2011; and (iii) we in fact are or will not be a PFIC in 2010 or 2011.  We believe that we met and continue to meet the conditions to this exemption as described above.  For each year 2010 through 2014, we passed both the Income Test and the Asset Test, as calculated using the “Domestic Look-through Rule” discussed below, and were therefore not considered a PFIC in 2010 through 2014. However, should the IRS determine that, in its opinion, the “Domestic Look-through Rule” has been improperly applied, we will have failed the Income Test and Asset Test and would be considered a PFIC. Since this exemption can be failed by our improperly applying the “Domestic Look-through Rule”, U.S. Holders should consider making one of the elections, including “protective” elections, described below.

In 2010, we invested $9.9 million of our cash in the common stock of various U.S. corporations. We believe that under the “Domestic Look-through Rule” of Section 1298(b)(7) of the Internal Revenue Code, these stocks are considered a non-passive asset for purposes of the Asset Test described above. As a result, we were in compliance with the Income Test and Asset Test in each year 2010 through 2014 and were not considered a PFIC. However, should the IRS determine that, in its opinion, these common stocks are a passive asset, we will have failed the Income Test and Asset Test and would be considered a PFIC.

Based on the active nature of our assets and income and the specific exemption described above, we do not believe that we have been a PFIC for the tax years through and ending December 31, 2014.  However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of such test to us.  In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC.  For example, the sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test.  Fluctuation in the market price of our shares may also impact the application of such test.

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

Generally, a “qualified exchange or other market” means (i) a national securities exchange which is registered with the SEC or the national market system established pursuant to Section 11A of the Exchange Act; or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has the following characteristics: (a) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors, and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced and (b) the rules of the exchange effectively promote active trading of listed stocks. A class of stock is “regularly traded” on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter, subject to special rules for an initial public offering.

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

Tax on Net Investment Income

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from the tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally will include its dividends on our ordinary shares and net gains from dispositions of our ordinary shares, unless those dividends or gains are derived in the ordinary course of the conduct of trade or business (other than trade or business that consists of certain passive or trading activities). Net investment income, however, may be reduced by deductions properly allocable to that income. A U.S. holder that is an individual, estate or trust is urged to consult its tax adviser regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the ordinary shares.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income. As of 2014, the corporate tax rate is 26.5%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed further below) may be considerably less. Capital gains derived by an Israeli company are subject to corporate tax rate.

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

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for an Industrial Company.  Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans), is generated from an Industrial Enterprise that it owns and located in Israel. An Industrial Enterprise is defined as an enterprise whose major activity in a given tax year is industrial production.

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

Tax benefits prior to the 2005 Amendment

Generally, an investment program that is implemented in accordance with the provisions of the Capital Investment Law prior to the 2005 Amendment, referred to as an Approved Enterprise, is entitled to certain benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.  A company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor), referred to as the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

An Approved Enterprise is entitled to receive a cash grant from the Government of Israel. Taxable income derived from an Approved Enterprise under the Capital Investments Law grants program is subject to tax at the maximum rate of 10%-25%, depending on the level of foreign investment in the company. These tax benefits are granted for a limited period not exceeding 7 years, or 10 years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Investment Center). The period of benefits may in no event, however, exceed 12 years from the year in which the production commenced (as determined by the Investment Center) or 14 years from the year of receipt of Approved Enterprise status, whichever is earlier.

An Approved Enterprise may elect to forego any entitlement to the cash grants otherwise available under the Capital Investments Law and, in lieu of the foregoing, may participate in an Alternative Benefits Program. Under the Alternative Benefits Program, a company's undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between 2 and 10 years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of between 10%-25% for an additional 5 to 8 years, depending on the level of foreign investment in the company in each year, as detailed below. We elected the Alternative Benefits Program, but there can be no assurance that the current programs will continue to be available or that we will continue to qualify for benefits under such programs.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company (FIC). An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Capital Investment Law, of more than 25%.  The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment is 49% and more. If a company that has an Approved Enterprise program is a wholly-owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

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

Tax benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Capital Investments Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, it is no longer required for a company to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the Alternative Benefits Program. Rather, a company may claim the tax benefits offered by the Capital Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. Companies or programs under the new provisions receiving these tax benefits are referred to as Benefited Enterprises. A company that has a Benefited Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Capital Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further increase in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment that meets certain conditions set forth in the amendment for tax benefits and that exceeds a minimum amount specified in the Capital Investment Law. Such investment entitles a company to receive a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to the Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates.  In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise.

Dividends paid out of income attributed to a Benefited Enterprise during the tax exemption period will be subject to tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable. The dividend recipient is subject to withholding tax at the reduced rate of 15%, or at a lower rate as may be provided under an applicable tax treaty, applicable to dividends and distributions out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) during the benefits period and actually paid at any time up to 12 years thereafter (except with respect to an FIC, in which case the 12-year limit does not apply). This tax should be withheld by the company at the source, regardless of whether the dividend is converted into foreign currency. See “Israeli Taxation Applicable to Non-Israeli Shareholders”.

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

We believe that our capital investments qualify to receive tax benefits as a Benefited Enterprise, however no assurance can be given that such investments will be approved as in fact qualifying for such tax benefits by the Israel tax authority. Additionally, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. See Item 3.D. “Risk Factors, and specifically - “Any failure to obtain the tax benefits from the State of Israel that we anticipate receiving could adversely affect our plans and prospects” for a discussion of the risks our business and prospects for growth face in connection with tax benefits under Israeli law.

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

Tax benefits under the 2011 Amendment

The 2011 amendment cancelled the previous tax benefit routes that were afforded under the Capital Investment Law prior to 2011, specifically the tax-exemption periods previously allowed, and instead, introduced new tax benefits for a Preferred Company through its Preferred Enterprise (as such terms are defined in the Capital Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. The tax benefits under the 2011 amendment for a Preferred Company meeting the criteria of the law include, among others, the following:

•
A reduced corporate tax rate of 10% for preferred income attributed to the Preferred Enterprise located in development area A and 15% for those located elsewhere in Israel in the tax years 2011-2012, 7% for development area A and 12.5% for the rest of Israel in the tax year 2013, and 9% for development area A and 16% for the rest of Israel in the tax year 2014 and thereafter.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Capital Investments Law to include certain types of income that are generated by the Israeli production activity of a Preferred Enterprise.

•
A reduced dividend withholding tax rate of 20% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors or at a lower rate as may be provided under an applicable tax treaty, with an exemption from such withholding tax applying to dividends paid to an Israeli company (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or at a lower rate as may be provided under an applicable tax treaty will apply).

•
A special tax benefits route will be granted to certain Preferred Companies entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives.

A Preferred Company may generally elect to apply the provisions of the amendment to preferred income produced or generated by it commencing from January 1, 2011. The amendment provides various transitional provisions which allow, under certain circumstances, to apply, irrevocably, the new regime to investment programs previously approved or elected under the Capital Investments Law in its previous form, or to continue existing investment programs under the provisions of the Capital Investments Law in its previous form for a certain period of time.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Ordinance, came into effect (which we refer to as the Transfer Pricing Regulations). Section 85A of the Tax Ordinance and the Transfer Pricing Regulations generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. We applied Section 85A and the Transfer Pricing Regulations on all cross-border transactions carried out with our related parties.

Taxation of our non-Israeli shareholders
Taxation of Non-Israeli shareholders on receipt of dividends.  Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), unless a reduced rate is provided under a tax treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israeli tax authority allowing for a reduced withholding tax rate is obtained in advance. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. However, distribution of dividends from income attributed to an Approved Enterprise or a Benefited Enterprise is subject to Israeli income tax at a rate of 15% (and 20% with respect to a Preferred Enterprise), unless a reduced tax rate is provided under an applicable tax treaty.

For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved and Benefited Enterprises, that are paid to a U.S. corporation holding 10% or more of our outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Furthermore, dividends paid from income attributed to an Approved Enterprise or Benefited Enterprise are subject, under certain conditions, to withholding at the rate of 15% for such a U.S. corporate shareholder. If the dividend is attributable partly to income derived from an Approved Enterprise or Benefited Enterprise and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the different types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

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

In addition, a sale of shares by a non-Israeli resident may also be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty.  For example, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a person who (i) holds the ordinary shares as a capital asset; (ii) qualifies as a resident of the United States within the meaning of the Treaty; and (iii) is entitled to claim the benefits afforded to such resident by the Treaty (called a “Treaty U.S. Resident”) will generally be exempt from Israeli capital gain tax.  Such exemption will not apply if (i) such Treaty U.S. Resident is an individual and was present in Israel for a period or periods aggregating 183 days or more during the relevant taxable year or (ii) such Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of the voting rights of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (iii) the capital gain arising from such sale, exchange or disposition can be attributable to a permanent establishment of the shareholder maintained in Israel. In each case, the sale, exchange or disposition of our ordinary shares would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 811,560 for 2014, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

F.            Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are currently subject to the information and periodic reporting requirements of the Exchange, and file periodic reports and other information with the SEC, through its electronic data gathering, analysis and retrieval (EDGAR) system.  Our securities filings, including this Annual Report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the SEC located at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and the SEC’s regional offices located in New York, New York and Chicago, Illinois.  Copies of all or any part of our Annual Report or other filings may be obtained from these offices after payment of fees required by the SEC.  Please call the SEC at 1-800-SEC-0330 for further information.  The SEC also maintains a website at http://www.sec.gov from which certain EDGAR filings may be accessed.

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

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our results of operations are reported in U.S. dollars; however, a significant portion of our revenues and expenses in 2014 were generated and incurred outside of the United States and in currencies other than the U.S dollar, particularly in NIS, English Pounds and Euros. As a result, we are subject to foreign currency risk. Our sales in Europe and in the UK and our expenses in Israel, Europe and the UK are recorded in local currencies which exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar. Fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on future cash flows from certain NIS-denominated expenses. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements.  As of December 31, 2014, we had forward contracts to sell $3,544,298 for a total amount of NIS 13,783,774 that matures prior to December 30, 2015.

The table below details the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as of December 31, 2014 and is presented in U.S. dollars (in thousands).

	Cross Currency	Notional Amount	Fair Value
Foreign contracts to hedge payroll expenses	New Israeli Shekel	3,544	(132)

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

The table below details the net balance sheet exposures in currencies other than the functional currency, by geography, as of December 31, 2014. All data in the table have been converted to U.S. dollar equivalents (in thousands):

	Euro	New Israeli Shekel	Australian Dollar	INR	Total
Israel	$5	$(32)	$-	$(15)	$(42)
UK	$459	$-	$-	$-	$497

We invest our cash, cash equivalents and marketable securities in a variety of investment vehicles in a number of countries with and in the custody of financial institutions with high credit ratings. In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  We have since sold the majority of the common stock so that as of December 31, 2014, we had $1.2 million remaining. See “Item 10E. Taxation” for more information regarding these investments. See also “Item 3.D. Risk Factors. Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio.” While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, limit stock markets risk and only invest in what we view as high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial and stock marketplace, which can all affect the income that we receive, the value of our investments, and our ability to sell them.  We believe that our marketable securities are carried at fair value. The fair value of our marketable securities, including common stock and US treasuries, as of December 31, 2014 was $4.5 million and the fair value of our marketable securities as of March 31, 2015 was $4.1 million after we sold $0.4 million of our marketable securities in the first quarter of 2015.  However, over time, the economic and market environment may provide additional insight regarding the fair value of certain securities which could cause us to change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. Given the current market conditions, there is continuing risk that further declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses. See Item 3.D “Risk Factor: Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio”.

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15: CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act) as of December 31, 2014, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our co-chief executive officers and chief financial officer assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2014. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our co-chief executive officers and chief financial officer have concluded that, as of December 31, 2014, our internal control over financial reporting is effective. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) Attestation Report of the Registered Public Accounting Firm – Not applicable.

(d) Changes in Internal Control over Financial Reporting. Based on the evaluation conducted by our management, with the participation of our co-chief executive officers and chief financial officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2014, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

At our annual shareholders meeting in December 2013, our shareholders elected Ms. Tzvia Broida to our board of directors as an external director to serve for a three years term. Our board of directors has determined that Ms. Broida qualifies as an “audit committee financial expert,” as defined in Item 407(d)(5) of SEC Regulation S-K and Item 16A of SEC Form 20-F, and appointed Ms. Broida to serve on the audit committee. Ms. Broida also meets the definition of an “independent director,” as defined in Rule 5600(a)(2) of the NASDAQ Listing Rules.

Item 16B: CODE OF ETHICS

In March 2003, our board of directors adopted a Code of Ethics, or the Code, applicable to, among other people, our principal executive officer, principal financial officer and principal accounting officer or controller (or persons performing similar functions).  The Code was filed as Exhibit 11 to our Annual Report for the year ended December 31, 2003 and is incorporated by reference herein.  The code is available and can be reviewed via the “About Jacada, Corporate Profile” link on our website, www.jacada.com.

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following captions and tables sets forth, for the years ended December 31, 2013 and 2014, the fees billed to us and our subsidiaries by Kost, Forer, Gabbay and Kasierer, a member of EY Global, our principal accountant with respect to each of those.years:

Audit Fees

The aggregate fees billed for professional services rendered to us by our principal accountant for the audit of our financial statements in 2013 and 2014 appear in the table below:

2013	$75,000
2014	$70,000

Audit Related Fees

The aggregate fees for assurance and related services rendered to us by our principal accountant that were reasonably related to the audit of our financial statements in 2013 and 2014 (aside from the fees included under “Audit Fees” above) appear in the table below:

2013	$-
2014	$-

Tax Fees

The aggregate fees billed for professional services rendered to us by our principal accountant for tax compliance, tax advice and tax planning in 2013 and 2014 appear in the table below. Such fees related to the preparation of tax returns.

2013	$61,000
2014	$84,000

Other Fees

The fees billed for additional professional services rendered to us by our principal accountant in 2013 and 2014, other than for services described in the above categories, appear in the table below:

2013	$-
2014	$-

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Accountants

Our audit committee is responsible for the appointment and oversight of our independent auditors’ work.  Pursuant to its charter, the audit committee also has the sole authority to review in advance, and grant any appropriate pre-approvals of: (a) all auditing services to be provided by our independent auditors; (b) all non-audit services to be provided by our independent auditors as permitted by Section 10A of the Exchange Act; and (c) all fees and other terms of engagement.  The audit committee’s policy is to specifically pre-approve all annual services provided by our independent auditors in connection with the preparation of their audit, which may include audit services and audit-related services, as well as tax services and other services that are not related to the annual audit.  The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting a specific budget for such services. Additional services may be commissioned, without specific pre-approval, on the basis of a general pre-approval provided by the audit committee, up to a specified amount (a “de minimis exception”).  Once such services have been pre-approved and performed, the independent auditors and our management report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. During each of 2013 and 2014, none of the tax fees described above were approved through the de minimis exception.

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

Item 18: FINANCIAL STATEMENTS

See pages F-1 through F-32 appended hereto.

Item 19: EXHIBITS

Please see the Exhibit Index incorporated herein by reference.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

JACADA LTD.

We have audited the accompanying consolidated balance sheets of Jacada Ltd. and its subsidiaries (collectively "the Company") as of December 31, 2014 and 2013 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30, 2015	A Member of EY Global

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,048	$3,632
Marketable securities	3,349	3,000
Trade receivables	3,076	2,700
Restricted cash	787	597
Prepaid expenses	240	267
Deferred taxes	443	184
Other current assets	425	552

Total current assets	11,368	10,932

LONG-TERM ASSETS:
Marketable securities	1,185	3,147
Severance pay fund	136	137
Other assets	38	45
Property and equipment, net	397	439

Total long-term assets	1,756	3,768

Total assets	$13,124	$14,700

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2014	2013

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,190	$1,208
Accrued expenses and other liabilities	2,152	1,639
Deferred revenues	2,156	1,989

Total current liabilities	5,498	4,836

LONG-TERM LIABILITIES:
Deferred revenues	369	526
Deferred taxes	1	113
Accrued severance pay	376	354
Other long-term liabilities	87	128

Total long-term liabilities	833	1,121

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 7,500,000 shares at December 31, 2014 and 2013; Issued: 5,271,372 and 5,270,930 shares at December 31, 2014 and 2013, respectively Outstanding: 4,159,576 and 4,159,134 shares at December 31, 2014 and 2013, respectively	60	60
Additional paid-in capital	76,022	75,955
Treasury shares at cost - 1,111,796 Ordinary shares at December 31, 2014 and 2013	(17,863)	(17,863)
Accumulated other comprehensive income, net	720	2,069
Accumulated deficit	(52,146)	(51,478)

Total shareholders' equity	6,793	8,743

Total liabilities and shareholders' equity	$13,124	$14,700

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2014	2013	2012
Revenues:
Software licenses	$2,437	$2,930	$1,111
Services	9,687	8,948	6,867
Maintenance	4,249	3,748	2,789

Total revenues	16,373	15,626	10,767

Cost of revenues:
Software licenses	175	170	62
Services	5,813	5,417	6,018
Maintenance	496	353	629

Total cost of revenues	6,484	5,940	6,709

Gross profit	9,889	9,686	4,058

Operating expenses:
Research and development	3,481	2,918	3,541
Sales and marketing	5,052	4,398	4,787
General and administrative	2,998	3,107	2,975

Total operating expenses	11,531	10,423	11,303

Operating loss	(1,642)	(737)	(7,245)
Financial income, net	1,941	473	856

Income (loss) before taxes	299	(264)	(6,389)
Income tax benefit (expense)	(967)	382	(55)

Net income (loss)	$(668)	$118	$(6,444)

Basic net earnings (loss) per share	$(0.16)	$0.03	$(1.55)
Diluted net earnings (loss) per share	$(0.16)	$0.03	$(1.55)

Weighted average number of shares used in computing basic net earnings (loss) per share	4,159,576	4,159,134	4,159,134
Weighted average number of shares used in computing diluted net earnings (loss) per share	4,159,576	4,166,033	4,159,134

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Net income (loss)	$(668)	$118	$(6,444)

Other comprehensive income (loss)
Foreign currency translation adjustments	(125)	8	111

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gain on cash flow hedges arising during the period	(226)	132	80
Reclassification to earnings of realized gains (losses) on cash flow hedges	45	(171)	86

Change in unrealized gains (losses) on marketable securities:
Unrealized gains on marketable securities, net of tax expense (benefit)	581	1,144	753
Gains of marketable securities reclassified into earning, net of tax expenses	(1,624)	(326)	(689)

Other comprehensive income (loss), net of tax	(1,349)	787	341

Comprehensive income (loss)	$(2,017)	$905	$(6,103)

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

						Accumulated
				Additional	Treasury	other		Total
	Ordinary shares			paid-in	shares	comprehensive	Accumulated	shareholders'
	Shares	Amount		capital	at cost	income	deficit	equity

Balance as of January 1, 2012	4,159,134	$60		$75,862	$(17,863)	$941	$(45,152)	$13,848

Stock-based compensation	-	-		(2)	-	-	-	(2)
Net loss	-	-		-	-	-	(6,444)	(6,444)
Other comprehensive income	-	-		-	-	341	-	341

Balance as of December 31, 2012	4,159,134	60		75,860	(17,863)	1,282	(51,596)	7,743

Stock-based compensation	-	-		95	-	-	-	95
Net income	-	-		-	-	-	118	118
Other comprehensive income	-	-		-	-	787	-	787

Balance as of December 31, 2013	4,159,134	60		75,955	(17,863)	2,069	(51,478)	8,743

Exercise of stock options	442	*	)	1	-	-	-	1
Stock-based compensation	-	-		66	-	-	-	66
Net Loss	-	-		-	-	-	(668)	(668)
Other comprehensive loss	-	-		-	-	(1,349)	-	(1,349)
Balance as of December 31, 2014	4,159,576	$60		$76,022	$(17,863)	$720	$(52,146)	$6,793

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from operating activities:

Net income (loss)	$(668)	$118	$(6,444)

Adjustments required to reconcile net income (loss) from continuing operations to net cash used in operating activities:
Depreciation	190	241	351
Stock-based compensation	66	95	(2)
Gain on sale of marketable securities	(1,862)	(326)	(689)
Accrued severance pay, net	23	7	6
Deferred taxes, net	230	(345)	-
Decrease (increase) in trade receivables	(443)	(984)	698
Decrease (increase) in other current assets and prepaid expenses	158	(138)	142
Increase (decrease) in trade payables	(9)	193	(600)
Increase in accrued expenses and other liabilities	352	32	173
Increase in deferred revenue	34	160	1,591
Decrease in other long-term liabilities	(41)	(40)	-
Other	2	6	10

Net cash used in operating activities	(1,968)	(981)	(4,764)

Cash flows from investing activities:

Proceeds from sale of marketable securities	7,879	1,111	5,590
Investment in marketable securities	(6,048)	-	-
Purchase of property and equipment	(150)	(127)	(81)
Proceeds from sale of property and equipment	-	-	1
Decrease (increase) in restricted cash	(190)	6	(116)

Net cash provided by investing activities	1,491	990	5,394

Effect of exchange rate changes on cash	(107)	36	13

Increase (decrease) in cash and cash equivalents	(584)	45	643
Cash and cash equivalents at the beginning of the year	3,632	3,587	2,944

Cash and cash equivalents at the end of the year	$3,048	$3,632	$3,587

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Taxes on income	$219	$104	$65

Non-cash investing information:

Investment in leasehold improvements and Computers and peripheral equipment upon accrued expenses and other liabilities	$10	$-	$40

Investment in leasehold improvements upon other long-term liabilities	$-	$6	$168

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

The Company accounts for investments in debt and equity marketable securities in accordance with ASC 320, "Investments - Debt and Equity Securities".

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income, net.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net.

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt and equity securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statements of income as financial income, net and, with respect to debt securities, is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss).

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

No other-than-temporary impairments were identified in 2014, 2013 and 2012. The gain on sale of marketable securities previously impaired for the years ended December 31, 2014, 2013 and 2012 amounted to $ 172, $ 48 and $ 163, respectively.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	14 - 33
Office furniture and equipment	7 - 15
Motor Vehicles	17
Leasehold improvements	Over the shorter of the related lease period (including option terms) or the life of the asset

h.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2014, 2013 and 2012, no impairment losses were identified.

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

The Company accounts for reimbursements received for out-of-pocket expenses incurred, in accordance with ASC 605-45-45, "Reimbursements Received for Out-of-Pocket Expenses Incurred", under which reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the statements of operations. The reimbursements received for out-of-pocket expenses for years ended December 31, 2014, 2013 and 2012 amounted to $ 305 $ 347 and $ 287, respectively.

l.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718 "Compensation - Stock Compensation, which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's statements of operations.

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

The fair value for options granted in 2014, 2013 and 2012 was estimated at the date of grant using the following weighted average assumptions:

	2014	2013	2012

Dividend yield	0%	0%	0%
Expected volatility	64%	58%	50%
Risk-free interest	1.83%	1.33%	1.16%
Expected term (years)	5.5	5.6	5.6

m.	Advertising expenses:

Advertising expenses are charged to the statements of operations, as incurred. Advertising expenses for the years ended December 31, 2014, 2013 and 2012 were $228, $ 170 and $ 161, respectively.

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

The severance pay expense for the years ended December 31, 2014, 2013 and 2012 amounted to $213, $ 196 and $ 398, respectively.

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

All outstanding stock options have been excluded from the calculation of the diluted net loss per share in 2014 and 2012. The total weighted average number of shares related to the outstanding stock options excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect was 515,053, 510,705 and 513,691 for the years ended December 31, 2014, 2013 and 2012, respectively.

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

The Company's marketable securities include investments in equity and US treasury bills. The Company's investment policy limits the amount the Company may invest in any one type of issuer, thereby reducing credit risk concentrations. In addition, the policy establishes minimum credit ratings for all types of securities.

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

The following table shows the components of accumulated other comprehensive income, net of taxes, for the year ended December 31, 2014:

	Year ended December 31, 2014
	Unrealized gains (losses) on marketable securities	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$1,853	$167	$49	$2,069

Other comprehensive income (loss)	581	(125)	(226)	(212)
Amounts reclassified from accumulated other comprehensive income	(1,624)	-	45	(1,137)

Net current-period other comprehensive loss	(1,043)	(125)	(181)	(1,349)

Ending balance	$810	$42	$(132)	$720

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Impact of recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board issued an ASU No. 2014-09 on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. This ASU, which will be effective for the Company beginning January 1, 2017, allows for either full or modified retrospective methods of adoption and early adoption is not permitted. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

In 2014, the FASB issued ASU 15-2014, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual reporting periods ending after December 15, 2016 with early adoption permitted. The Company is currently evaluating the effect, if any, that the adoption of this guidance will have on its consolidated financial statements.

NOTE 3:-	MARKETABLE SECURITIES

The Company invests in US Government treasuries and equity marketable securities, which are classified as available-for-sale. The following is a summary of the Company's investment in marketable securities:

	December 31, 2014				December 31, 2013
		Gross unrealized	Gross unrealized	Fair		Gross unrealized	Gross unrealized	Fair
	Cost	gains	losses	value	Cost	gains	losses	value
Available-for-sale:

US Government treasuries	$3,349	$-	$-	$3,349	$-	$-	$-	$-
Equity securities	$703	$482	$-	$1,185	$4,020	$2,127	$-	$6,147

	$4,052	$482	$-	$4,534	$4,020	$2,127	$-	$6,147

As of December 31, 2014 the U.S government treasuries are expected to mature within the next 12 months, therefore were classified as current assets.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost:

Computers and peripheral equipment	$2,866	$3,008
Office furniture and equipment	492	482
Motor Vehicles	13	13
Leasehold improvements	349	342

	3,720	3,845
Accumulated depreciation	3,323	3,406

Depreciated cost	$397	$439

Depreciation expense for the years ended December 31, 2014, 2013 and 2012 was $ 190, $ 241 and $ 351, respectively.

NOTE 5:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2014	2013

Employees and payroll accruals	$1,213	$1,266
Accrued expenses	510	373
Accrued income tax	429	-

	$2,152	$1,639

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES Lease commitments:

The Company's facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2018. Future minimum lease payments under non-cancelable operating leases as of December 31, 2014 are as follows:

2015	$432
2016	277
2017	220
2018	37

$966

Total rent expenses for the years ended December 31, 2014, 2013 and 2012 were $ 396, $ 370 and $ 527, respectively.

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

Gain (loss) on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income into research and development, sales and marketing and general and administrative for the year ended December 31, 2014 were $ (28), $(14) and $ (7), respectively. The ineffective portion of the change in fair value of a cash flow hedge for the years ended December 31, 2014, 2013 and 2012 amounted to $4 $ 29 and $ 5, respectively.

The Company's derivatives expose it to credit risks from possible non-performance by counterparties. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis. As of December 31, 2014 there was no credit risk because the derivatives were in a loss position.

The notional amounts of the Company's derivative instruments as of December 31, 2014 amounted to $ 3,544. Notional values are dollar translated and calculated based on forward rates as of December 31, 2014. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

As of December 31, 2014, amounts related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income totaled $ (132) which will be reclassified into statements of operations within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates. Loss from cash flow hedges recognized in other comprehensive income in the year ended December 31, 2014 amounted to $ 181.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

The Company records all derivative instruments on the balance sheet at fair value. The fair value of the open foreign exchange contracts appears on the consolidated balance sheets as of December 31, 2014, as a liability in other current liabilities, in the amount of $ 132.

The fair value of the Company's outstanding derivative instruments qualified as hedging instruments as of December 31, 2014 and 2013 is summarized below:

		December 31,
	Balance sheet location	2014	2013
Assets:

Foreign exchange option contracts	Other current assets	$-	$8
Foreign exchange forward contracts	(liabilities)	(132)	41

Derivatives assets (Liabilities)		$(132)	$49

	Location in	Gains (losses) reclassified from other comprehensive income (loss) into income (expenses)
	statement	Year ended December 31,
	of operations	2014	2013	2012
Derivatives in cash flow hedging relationship

Foreign exchange option contracts	Cost of sales and operating expenses	$8	$35	$(11)
Foreign exchange forward contracts	Financial expense	4	29	(5)
Foreign exchange forward contracts	Cost of sales and operating expenses	(57)	107	(70)

		$(45)	$171	$(86)

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2		Total

Marketable securities:
US Government treasuries	$3,349	$		$3,349
Equity	1,185		-	1,185
Foreign currency derivative contracts	-		(132)	(132)

Total	$4,534		$(132)	$4,402

	December 31, 2013
	Fair value measurements using input type
	Level 1	Level 2	Total

Marketable securities:
Equity	$6,147	$-	$6,147
Foreign currency derivative contracts	-	49	49

Total	$6,147	$49	$6,196

NOTE 9:-	SHAREHOLDERS' EQUITY

a.	General:

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

As of December 31, 2014, the Company had three Incentive Share Option Plans (the 2003 and 2012 plans), which provide for the grant of options to officers, management, employees and key employees, directors, consultants and others. The options granted generally become fully exercisable after two to four years and expire between 7 to 10 years from the grant date. Any options from 2003 and 2012 plans that are forfeited or canceled before expiration become available for future grants.

Pursuant to the option plans, the exercise price of options shall be determined by the Company's Board of Directors or the Company's compensation committee but may not be less than the fair value of the Ordinary share on the grant date.

As of December 31, 2014, an aggregate of 1,157,925 Ordinary shares of the Company were still available for future grant under the Incentive Share Option Plans.

A summary of the Company's option activity and related information with respect to options granted to employees for the year ended December 31, 2014 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at the beginning of the year	514,621	$2.76	5.07	$510
Granted	16,000	$3.78
Exercised	(442)	$1.68
Forfeited	(33,881)	$11.57

Outstanding at end of year	496,298	$2.19	4.36	$741

Exercisable options at end of year	246,546	$2.77	3.87	$320

Vested and expected-to-vest at end of year	462,403	$2.22	4.32	$686

The total intrinsic value of stock options exercised during 2014 was $3. No options were exercised during 2013 and 2012.

The weighted-average estimated grant date fair value of employee stock options granted during the years 2014, 2013 and 2012 was $2.17, $ 0.72 and $ 0.69, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

Stock-based compensation expense (gain) in respect of options granted to employees amounted to $ 66, $ 95 and $ (2) for the years ended December 31, 2014, 2013 and 2012, respectively. The following table presents the stock-based compensation included in the line items below in the Company's consolidated statements of operations:

	Year ended December 31,
	2014	2013	2012

Cost of revenues	$4	$6	$22
Research and development	3	3	5
Sales and marketing	14	12	20
General and administrative	45	74	(49)

Total	$66	$95	$(2)

c.
As of December 31, 2014, there was $ 40 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.36 years.

d.
In 2008, the Company purchased a total of 1,111,796 of its Ordinary shares pursuant to a share repurchase program as well as a self-tender offer conducted by the Company. Such shares are held by the Company as treasury shares and are presented at cost. Under the Companies Law for so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to the Company's shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-     TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Investment law"):

Various industrial projects of Jacada have been granted "Approved Enterprise" and "Privileged Enterprise" status, which provides certain benefits, including tax exemptions and reduced tax rates. According to the provisions of the Investment Law, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rates of 10% to 25%, for an additional period of five to eight years depending upon the level of foreign ownership of the Company. Income not eligible for Approved Enterprise and Privileged Enterprise benefits is taxed at a regular rate.

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

As of December 31, 2014, the Company had an Israeli net operating loss carryforward of approximately $ 44,520 which can be carried forward and offset against taxable income with no expiration date.

As of December 31, 2014, the U.S subsidiary had used all of its U.S. net operating loss carryforwards for income tax purposes and therefore no net operating loss carryforwards are available for future use.

As of December 31, 2014, the European subsidiaries had net operating losses carryforward for income tax purposes, of approximately $ 2,404 which can be carried forward and offset against taxable income with no expiration date.

d.	Theoretical tax:

In 2014, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the losses outside of the U.S, mainly in Israel, in the amount of $12,677 for which valuation allowance was provided.

In 2013, the main reconciling item between the statutory tax rate of the Company and the effective tax rate is a decrease in the valuation allowance on certain deferred tax assets in the US, resulting in the recognition of tax benefit in the statements of operations in the amount of $ 345.

In 2012, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carried forward due to the uncertainty of the realization of such tax benefits and current year adjustments to the valuation allowance provided on the carryforward tax losses.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2014	2013

Deferred tax assets:

Operating loss carryforward	$12,791	$12,904
Reserves and allowances	1,434	526

Total deferred tax asset before valuation allowance	14,225	13,430
Valuation allowance	(13,588)	(13,246)

Deferred tax assets	637	184
Deferred tax liabilities	(195)	(113)

Deferred taxes, net	$442	$71

The Company has provided a valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and temporary differences.

f.	Loss (income) before taxes is comprised as follows:

	Year ended December 31,
	2014	2013	2012

Domestic (Israel)	$(2,258)	$(1,307)	$(7,598)
Foreign	2,557	1,043	1,209

	$299	$(264)	$(6,389)

g.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 26.5% in 2014 and onwards.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-     TAXES ON INCOME (Cont.)

h.	Income tax benefit (expense) is comprised as follows:

	Year ended December 31,
	2014	2013	2012

Current income tax expenses	$(737)	$(38)	$(55)
Previous year's tax benefit	-	75	-
Deferred tax benefit (expense)	(230)	345	-

	$(967)	$382	$(55)

Domestic	$-	$-	$-
Foreign	(967)	382	(55)

	$(967)	$382	$(55)

i.	As of December 31, 2014, Jacada's 2010 tax filling has received final tax assessments.

NOTE 11:-	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

a.	Summary information about geographical areas:

The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company's business) and follows the requirements of ASC 280 "Segment Reporting".

The following is a summary of revenues within geographic areas based on the end-customer's location:

	Year ended December 31,
	2014	2013	2012

United States	$9,929	$7,837	$5,835
Germany	1,976	2,185	1,014
Netherlands	1,668	1,633	9
United Kingdom	1,513	1,878	2,691
Other	1,287	2,093	1,218

	$16,373	$15,626	$10,767

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA (Cont.)

	December 31,
	2014	2013
Property and equipment:

North America	$228	$308
Israel	168	129
Other	1	2

	$397	$439

b.	Major customers' data as a percentage of total revenues:

	Year ended December 31,
	2014	2013	2012

Customer A	23%	5%	* )
Customer B	12%	14%	* )
Customer C	10%	10%	-
Customer D	* )	13%	10%
Customer E	* )	11%	22%
Customer F	-	* )	18%

*)	Less than 1%.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-    SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF OPERATIONS

a.	Financial income (expenses), net:

	Year ended December 31,
	2014	2013	2012
Financial income:

Foreign currency translation adjustments	$12	$10	$-
Realized gain on marketable securities	1,862	326	689
Interest income and amortization/accretion of premium/discount on marketable securities	2	5	7
Dividend on equity marketable securities	85	160	216

	1,961	501	912
Financial expenses:

Bank charges	(20)	(28)	(33)
Foreign currency translation adjustments	-	-	(23)

	(20)	(28)	(56)

	$1,941	$473	$856

b.
Allowance for doubtful accounts:

The balance of the allowance for doubtful accounts for the years ended December 31, 2014, 2013 and 2012, was $44, $0, $0 respectively.

The increase in the allowance for doubtful accounts for the year ended 2014 was $ 44.

There was no change in the allowance for doubtful accounts for the years ended December 31, 2013 and 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JACADA LTD.

By:	/s/ Caroline Cronin
Caroline Cronin
Chief Financial Officer

Date: April 30, 2015

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

4.1.1	Jacada Ltd. 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form F-1 (file no. 333-10882)).

4.1.2	Amendment to Jacada Ltd. 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s Registration Statement on Form S-8 (file no. 333-73650)).

4.1.3
Amendment No. 2 to the Jacada Ltd. Form of 1999 Share Option and Incentive Plan. (incorporated by reference to Exhibit 4.8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.2.1	Jacada Ltd. 2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the registrant’s Registration Statement on Form S-8 (file no. 333-111303)).

4.2.2	Amendment No. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.3	2012 Share Option and Incentive Plan (incorporated by reference to Exhibit 4.6 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012)

4.4
Jacada Ltd. Office Holder Compensation Policy (incorporated by reference to Appendix A to the registrant’s proxy statement for its 2013 annual general meeting of shareholders, annexed as Exhibit 99.1 to the registrant’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on November 27, 2013)

8	List of Jacada Ltd.’s Subsidiaries (incorporated by reference to Exhibit 8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012)

11	Code of Ethics of Jacada Ltd. (incorporated by reference to Exhibit 11 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Co-Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

12.2	Certificate of Co-Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

12.3	Certificate of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

13.1
Certification of Co-Chief Executive Officers and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of EY Global.

101
The following financial information from Jacada Ltd. Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 30, 2015, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2013 and 2014, (ii) Consolidated Balance Sheets (Parenthetical) as of December 31, 2013 and 2014, (iii) Consolidated Statements of Operations for the years ended December 31, 2012, 2013 and 2014, (iv) Consolidated Statements of Operations (Parenthetical) for the years ended December 31, 2012, 2013 and 2014, (v) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014, (vi) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2013 and 2014, (vii) Consolidated Statements of Changes in Shareholders’ Equity (Parenthetical) for the years ended December 31, 2012, 2013 and 2014, (viii) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014, and (ix) Notes to Consolidated Financial Statements.