Form 20-F
period 2015-12-31
JACADA LTD
filed 2016-04-21
CIK 1095747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from ____________ to ______________

Commission file number 000-30342

JACADA LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

8 Hasadnaot Street
Herzliya 46728, Israel
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

4,185,258 Ordinary Shares, par value NIS 0.04 per share

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

Large accelerated filer: ☒    Accelerated filer: ☐    Non-accelerated filer: ☐

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

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

In this Annual Report, unless the context otherwise requires:

•	references to “ordinary shares”, “our shares” and similar expressions refer to our Ordinary Shares, par value NIS 0.04 per share;

•	references to the “articles” or “amended articles” are to our Amended and Restated Articles of Association, as amended and currently in effect;

•	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

•	references to the “Securities Act” are to the Securities Act of 1933, as amended;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to the “SEC” are to the United States Securities and Exchange Commission; and

•	references to “US GAAP” are to generally accepted accounting principles adopted by the SEC.

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

A.	Selected Financial Data

The following table sets forth selected financial data from our consolidated statements of operations and balance sheets for the periods indicated.  The selected consolidated statement of operations data for the years ended December 31, 2015, 2014 and 2013, and the selected consolidated balance sheet data as of December 31, 2015 and 2014, have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.  The financial statements included in this Annual Report have been prepared in accordance with US GAAP. The consolidated statements of operations data for the years ended December 31, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011, are derived from audited consolidated financial statements that are not included herein. The following selected financial data is qualified by reference to, and should be read in conjunction with, the sections entitled “Item 5.  Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and our consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Software licenses	$4,459	$2,437	$2,930	$1,111	$1,123
Services	8,443	9,687	8,948	6,867	8,448
Maintenance	4,421	4,249	3,748	2,789	2,815
Total revenues	17,323	16,373	15,626	10,767	12,386
Cost of revenues:
Software licenses	97	175	170	62	93
Services	6,408	5,813	5,417	6,018	7,525
Maintenance	479	496	353	629	758
Total cost of revenues	6,984	6,484	5,940	6,709	8,376
Gross profit	10,339	9,889	9,686	4,058	4,010
Operating expenses:
Research and development	3,177	3,481	2,918	3,541	2,910
Sales and marketing	5,223	5,052	4,398	4,787	3,556
General and administrative	3,058	2,998	3,107	2,975	4,268

Total operating expenses	11,458	11,531	10,423	11,303	10,734
Operating loss	(1,119)	(1,642)	(737)	(7,245)	(6,724)
Financial income (expense), net	(38)	1,941	473	856	(12)
Income (loss) from operations before taxes	(1,157)	299	(264)	(6,389)	(6,736)
Income tax benefit (expense)	(84)	(967)	382	(55)	(62)
Net income (loss	$(1,241)	$(668)	$118	$(6,444)	$(6,798)

Basic net earnings (loss) per share	$(0.30)	$(0.16)	$0.03	$(1.55)	$(1.63)

Diluted net earnings (loss) per share	$(0.30)	$(0.16)	$0.03	$(1.55)	$(1.63)
Weighted average number of shares used in computing basic net earnings (loss) per share	4,166,433	4,159,576	4,159,134	4,159,134	4,159,134

Weighted average number of shares used in computing diluted net earnings (loss) per share	4,166,433	4,159,576	4,166,033	4,159,134	4,159,134

	2015	2014	2013	2012	2011
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,438	$3,048	$3,632	$3,587	$2,944
Cash and investments	*7,082	*8,369	*10,376	*10,029	*14,107
Working capital	4,627	5,870	6,096	1,671	7,335
Total assets	10,862	13,124	14,700	13,213	18,063
Treasury stock	17,863	17,863	17,863	17,863	17,863
Shareholders’ equity	$5,401	$6,793	$8,743	$7,743	$13,848

* Cash and investments include restricted cash of $585, $787, $597, $603 and $487 in 2015, 2014, 2013, 2012 and 2011, respectively.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have focused on the customer service and support market since 2004. In the third quarter of 2012 we introduced Jacada Visual IVR (initially called Jacada Mobile Agent), our product offering designed to enhance self service capabilities from digital engagement channels (such as a website or smart phones) and improve the connectivity between these digital channels and the assisted service channels. With this product introduction, we entered the omnichannel market. We have limited experience in this evolving market.  Our limited experience and knowledge regarding the omnichannel market may impede our ability to sell our products and result in decreased revenues and increased losses. In addition, we intend to continue to invest in research and development for products in this market. Failure to have our research and development efforts result in marketable products, and ultimately revenue-producing products, could result in increased losses.

The omnichannel market is an evolving market, and failure to achieve market acceptance of our products in this space may result in a failure to recover our research and development, and marketing expenditures, which would adversely impact our operating results.

Developing a relatively new market requires education of product capabilities, education of the potential return on investment for those purchasing the products, as well as proof of the technological feasibility of the product itself. We continue to focus research and development on new products within the omnichannel market and intend to introduce new products within our omnichannel customer engagement suite. Should our go-to-market strategy for educating the market to the benefits of Jacada Visual IVR (or other omnichannel products we may introduce) fail, or if we are unable to garner references from select early adopters, we may be unable to continue to generate revenue from our Jacada Visual IVR products.

The investment required in further developing the omnichannel market may generate little revenue while increasing our cost of sale.

In order to further develop a relatively new technology, on occasion, we have and may continue to be required to perform a proof of technology or pilots where we must prove the benefits of our omnichannel technologies, including Visual IVR, in a prospect’s specific business environment. These engagements may be performed for a fee, at no charge or at a substantially reduced fee, thereby increasing our cost of sale with limited or no funds to cover the cost.

We do not have a proven business model for the omnichannel market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our omnichannel solutions may be harmed or we will experience a further delay in generating revenues from these products.

In addition to our traditional perpetual license model, our recent omnichannel product offerings are being offered to the market under different pricing models such as transaction-based and software-as-a-service, or “SaaS”. We do not have enough experience to determine whether our business model is correct and appropriate for new sales or follow-on sales. In the event that our chosen business models are inappropriate, we may need to modify them and adjust the manner in which we sell these products in order to close subsequent transactions. This required adjustment may adversely affect our revenues and expense levels.

We have limited business experience in offering a software-as-a-service model; if we fail to meet the technical and support requirements of this model, our efforts to successfully commercialize our omnichannel solutions, as well as other solutions, may be harmed, we may obtain customers we are unable to support and we may incur significant costs in correcting technical and support concerns.

Recent company efforts have focused on the introduction of a cloud offering for our Jacada Visual IVR and Jacada Agent Scripting products, allowing us to offer these products in a SaaS model. This model requires us to host the software and allow customers to access and use the software remotely. This requires technical innovations to our products as well as an enhanced infrastructure to support active monitoring and disaster recovery efforts required in a SaaS model. If the products we develop fail to meet the technical requirements of a cloud offering, we may fail to successfully develop the digital transformation and omnichannel market and may fail to generate revenues. In addition, should we be unable to provide the level of monitoring support required of a SaaS model, we may be exposed to the risk of product liability or warranty claims based on failure to maintain certain service level requirements of our customers. In addition, the failure of our products to perform to customer expectations could give rise to warranty or other claims. Any of these claims, even if not meritorious, could result in costly litigation or divert management’s attention and resources. We may not have sufficient funds or insurance coverage to satisfy any or all liability that may be imposed upon us with respect to these claims.

We must continue our investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues.

Our sales and marketing teams have limited resources. The size of our current sales and marketing departments may not be sufficient to increase market awareness or identify and qualify a sufficient number of sales opportunities to assist in revenue growth. In addition, we believe that in certain markets our future success may be dependent upon the expansion of our indirect distribution channels, consisting of relationships with partners, system integrators, call center outsourcers, resellers and distributors. During 2015, while our list of partners grew, we still had relationships with a limited number of partners. The number and quality of the partnerships we maintain may not be sufficient to allow us to expand into certain markets.

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

Our revenues may decline if we do not increase the number of transactions that we effect in 2016.

Our backlog may decrease if we do not maintain or increase the number of our transactions. Reduced backlog means that we will be more dependent on signing new transactions in order to generate revenues. If we fail to sign a sufficient number of new transactions in 2016 for which we recognize revenue in 2016, our revenues and results of operations will be adversely affected.

Because our solutions are complex and generally involve significant capital expenditures by customers, we may invest significant time and expense in trying to make a sale to a potential customer that ultimately chooses not to purchase our solutions.

Our sales typically involve significant capital investment decisions by prospective customers, and often require us to expend a significant amount of time to educate prospective customers as to the benefits of our solutions. As a result, before purchasing our solutions, companies spend a substantial amount of time performing internal reviews and obtaining approvals. On occasion, particularly as we introduce our omnichannel solutions, we may be required to perform a proof of technology where we must prove the benefits of our technology in a prospect’s specific business environment. While these are typically performed for a fee, they may be performed at no charge or at a substantially reduced fee, thereby increasing our cost of sale with limited or no funds to cover the cost. Even if our solutions are effective, our target customers may not choose them for technical, cost, support or other reasons.

Revenues from our customer service and support solutions might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations.

During 2015, 2014 and 2013, revenues from our customer service and support solutions were derived from large orders from a small number of customers. In 2015, 2014 and 2013, three customers accounted for 25%, 45% and 38% of our total revenues, respectively. In 2015 we acquired a larger number of new customers with a slightly reduced average contract value than in previous years. While this allows us to be less reliant on a few customers, currently, we believe that our revenues will continue to be dependent on a relatively limited number of significant customers for the foreseeable future, and we cannot assure you that we will make repeat sales to these customers. We also cannot assure you that new customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or significant reductions in sales from a key customer would significantly reduce our revenues and make it significantly more difficult for us to become profitable.

Competition in the market in which we operate is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced.

The markets in which we operate are competitive and subject to change. Our products compete with other customer experience optimization and customer service solutions offered by other vendors including NICE Systems, OpenSpan and Pega Systems. In addition, with our product offering, Jacada Visual IVR and our omnichannel solutions, we face new competitors in the digital customer service space, including Voxeo, Fonolo, CallVU, Interactive Intelligence, CafeX, 24/7 and Genesys. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

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

 In order to achieve sales growth we will need to develop and introduce new functionality for our customer service and support solutions and new products for our target market. Our ability to do so requires us to invest significant resources in research and development and in sales and marketing.  If we fail to develop, integrate and market new functionality or new products successfully, we may not be able to recover our research and development expenditures or our sales and marketing expenditures, which would adversely impact our operating results. Specifically, we have invested, and expect to continue to invest, significant resources in the development and marketing of our omnichannel product offerings and extensions thereof. This segment of the customer service and support market is an evolving market and failure to achieve market acceptance of our products in this space may result in a failure to recover our development and marketing expenditures, which would adversely impact our operating results.

A majority of our revenues derives from the provision of professional services.

We derive our revenues from license fees for our software products; fees for professional services (which include customization, implementation, and integration of our solutions); training; and maintenance and support services. In 2015, 2014 and 2013, services revenues constituted a majority of our total revenues. Services revenues have lower gross margins than software revenues.  If we do not increase the portion of our total revenues attributable to software license fees or if we do not increase our professional services gross margins, we may not be able to achieve or maintain profitability.

Failure to deliver professional services efficiently could negatively impact our gross margins.

 Our relatively limited experience and knowledge regarding the omnichannel market, particularly for our newly introduced products, and the delivery of our products and solutions for this new market, may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated.  In addition, failure by our professional services team to properly scope a project or install our products could require us to utilize more resources than anticipated to meet the customer requirements or correct defects, impacting our gross margins. Any such extraneous expenditure of resources may negatively impact our professional services gross margins and our ability to achieve or maintain profitability. Additionally, failure to deliver professional services efficiently and to our customers’ satisfaction may increase the potential of termination of projects by our customers.

Uncertain global economic conditions, including continued credit constraints, could adversely affect us.

The global economy continues to be mired in uncertainty, and prospects for sustained economic growth remain uncertain. During recent years, weakness in the global credit markets, failures or material business deterioration of investment banks, commercial banks, and other financial institutions and intermediaries in certain parts of the world, particularly in Europe, and reductions in asset values across businesses, households and individuals, combined with other financial and economic indicators, have caused ongoing economic uncertainty. These conditions, should they worsen, may result in reduced demand or funding for projects involving our customer service and support or omnichannel solutions, longer sales cycle for our projects or termination of projects by our customers, which may adversely affect our results of operations. Among other things, we might face:

•
potential declines in orders for our customer service and support or omnichannel solutions and in our revenues from such solutions due to reduced or postponed orders or other factors caused by economic challenges faced by our customers and prospective customers;

•
longer sales processes and a need for increased efforts to secure projects in order to be able to demonstrate to customers and prospective customers a return on investment that meets such customers’ and prospective customers’ business needs and requirements in such economic conditions;

•
an adverse impact on our customers’ ability to pay, when due, amounts payable to us, or on our ability to collect amounts payable to us in full (or at all) if any of our customers fail or seek protection under applicable bankruptcy or insolvency laws; and

•
a re-evaluation by our customers and prospective customers of approved or contracted projects in order to address budget reductions or other impacts and factors of such economic conditions by such customers and prospective customers.

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

The market price of our shares is volatile and the volume of the daily trading of our shares is very low. Effective October 2012, trading in our shares was transferred from the NASDAQ Global Market to the OTCQB Marketplace, a result of our failure to maintain the listing requirements of the NASDAQ Global Market. Our shares may furthermore be voluntarily deregistered under the Exchange Act. Therefore you may be unable to sell your shares at or above the price you paid, if at all, and you may have access to less information about us. The risks described in this Item 3.D may adversely affect our share price.  Our share price, like that of many technology companies, may be subject to volatility. The volume of trading of our ordinary shares has also been very low, a factor that adversely impacts your ability to resell our shares. Our share price may be adversely affected by changes in estimates of our financial results or recommendations by securities analysts, changes in the quarterly financial results of companies perceived to be similar to us, and changes in market valuations of similar companies. In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition or results of operations.

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

As a non-U.S. company, we could potentially be treated as a passive foreign investment company, or a PFIC, if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” (which we refer to as the Income Test) or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income” (which we refer to as the Asset Test).  Please see the discussion under “Item 10E. Taxation” for further details regarding these tests. We believe that we were not a PFIC for United States federal income tax purposes in 2015, and we do not anticipate that we will be a PFIC in 2016. While we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination. Ultimately, our status is a factual determination made annually and may be subject to change.

If we are determined to be a PFIC, a U.S. Holder (as described in “Item 10E Taxation” below), may be subject to less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our ordinary shares and may be required to pay United States federal income tax at ordinary income rates for gains, dividends, as well as an interest charge on certain “excess distributions,” as explained later on.   See “Item 10E Taxation” for a more comprehensive discussion of our status in connection with the PFIC rules, our strategies for attempting to manage this risk and the United States federal income tax consequences if we were to be treated as a PFIC.

We expect to be subject to increasing risks of international operations.

Currently we market and sell our products and services primarily in North America and Europe, from which areas we received approximately 85% of our total revenues for the year ended December 31, 2015. Managing our operations in North America and Europe requires significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products in regions other than North America and Europe.  Other areas into which we market our products, either through direct sales or partners, include Israel, India and Asia Pacific. Our inability to increase our worldwide operations successfully could adversely impact our business.

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

We invest our cash, cash equivalents and marketable securities in a number of countries, and in the custody of financial institutions, with high credit ratings. In 2010, we invested the majority of our cash in the common stock of various highly capitalized publicly traded corporations. In 2014 we sold most of the common stock held by us, resulting in a gain of $1.9 million. As of December 31, 2015 we held $1.2 million in common stock. See “Item 10E Taxation” for more information regarding the purposes of these investments. In addition, we held $1.9 million in United States treasuries. As of December 31, 2015, the fair value of our investments, including common stock and United States treasuries, was $3.1 million.

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

Our results of operations are reported in U.S. dollars, however, a significant portion of our revenues and expenses are generated and incurred outside of the United States and in currencies other than the U.S dollar, particularly in NIS, British Pounds and Euros. As a result, we are subject to foreign currency risk. Specifically, our sales in Europe and our expenses in Israel and Europe are recorded in local currencies. This exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar. Fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. In certain instances, we use derivative financial instruments to reduce our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, we cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations, which could affect our financial results.

We may have larger than anticipated tax liabilities.

The determination of our provision for income taxes requires significant judgment and estimation and there are many transactions and calculations where the ultimate tax determination is uncertain. Tax positions taken during the preparation of returns may ultimately not be sustained, giving rise to larger than anticipated tax liabilities. In addition, we are subject to tax in multiple US and foreign tax jurisdictions and the determination of our tax liability is always subject to audit and review by the applicable domestic or foreign taxing authority. In light of fiscal challenges in US federal and state governments and in many international locations, taxing authorities are increasingly focused on ways to increase revenues which may make resolving tax disputes more difficult.

Risks Related to Our Intellectual Property

Our technology may be subject to infringement claims or may be infringed upon.

Our success and ability to compete are substantially dependent upon our technology. During 2015, we were issued two patents by the United States Patent and Trade Office for our Visual IVR technology. Notwithstanding these patents, most of our intellectual property, other than our trademarks, consists of proprietary or confidential information that is not subject to patent or similar protection. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to copy or otherwise obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Furthermore, policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

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

Because our research and development facilities are located in Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Despite the negotiations towards peace between Israel and certain of its Arab neighbors, the future of these peace efforts is uncertain.  From October 2000 until recently, there was a significant increase in violence primarily in the West Bank and the Gaza Strip and negotiations between Israel and Palestinian representatives have ceased for periods of time. In January 2006, Hamas, the Islamic Resistance Movement, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates in the Palestinian Parliament and the tension among the different Palestinian factions may create additional unrest and uncertainty.  Hamas does not recognize Israel's right to exist as a state and Israel considers Hamas to be a terrorist organization. During December 2008 and January 2009, Israel was engaged in an armed conflict with Hamas and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In November 2012 and again in July through August 2014, when Hamas increased the scope and intensity of its rocket attacks against Israeli civilian targets, Israel commenced military operations in Gaza in attempts to prevent the rocket attacks and disrupt the capabilities of the militant organization, including the destruction of tunnels dug by Hamas that were intended to be used to carry out massive terrorist attacks against Israeli civilians. These recent conflicts involved missile strikes against civilian targets Israel, and negatively affected business conditions in Israel. There can be no assurance that attacks on Israel will not reach our facilities, which could result in significant disruption of our business. Any major hostilities involving Israel, a significant increase in terrorism or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our operations. In addition, the current tension between the Western world and Israel, on the one hand, and the Islamic Republic of Iran, on the other hand, over the latter’s nuclear weapons program carries with it the potential for armed conflict that may involve Israel. Any renewed hostilities or other factors related to Israel could have a material adverse effect on us or on our business or adversely affect our share price.

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

We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits (assuming that we generate taxable income that would enable us to utilize those benefits) could have a material adverse effect on our business, financial condition and results of operations. An amendment to the tax law, effective as of January 1, 2011 modified the benefit tracks.  See “Item 5 Operating and Financial Review and Prospects— A. Operating Results— — Impact of Tax Policies and Programs on our Operating Results— Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments, 5719-1959” for a description of such amendment. We cannot assure you that we will, in the future, be eligible to receive tax benefits under this law. In addition, in the event that we increase our activities outside of the State of Israel, these activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, if we are found ineligible for these anticipated tax benefits, our future expected corporate taxes payable could increase significantly.

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

Our legal and commercial name is Jacada Ltd.  We were incorporated under the laws of the State of Israel in December 1990 as a limited liability company.  On August 9, 1999, we changed our name from Client/Server Technology Ltd. to Jacada Ltd. Our commercial name is Jacada. Our registered office in Israel is 8 Hasadnaot Street, Herzliya 46728 Israel and our telephone number is 972-9-952-5900.  Our agent in the United States is Oren Shefler, whose address is 5901 Peachtree Dunwoody Rd. Building B Suite 550, Atlanta, Georgia 30328. Our address on the Internet is http://www.jacada.com.  The information on our website is not incorporated into this Annual Report.  We operate under the Companies Law.

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

We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies’ shares during fiscal years 2015 or 2016.

B.	Business Overview

Industry Overview

Jacada is a software company that helps enterprises simplify their customer interactions on both voice and digital channels, helping to reduce customer effort, reduce cost of operations, and drive additional revenue.

Jacada provides an omnichannel solution which is a digital interaction platform to bridge the voice and digital disconnect and create cross channel interactions for an enterprise’s customers. We refer to this market as the “omnichannel customer experience market”.

Jacada also provides software for the contact center to improve the productivity of an enterprise’s contact centers agents. We provide customer experience management and robotic process optimization solutions that simplify and automate customer service processes at the assisted service channels (voice and chat). We refer to this market as the “customer service and support market”.

Prior to the introduction of our customer service and support market products we had been operating in the application integration and web-enablement market for 16 years. We refer to this market as our “traditional market business.”

Omnichannel Customer Experience Market

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

When agent involvement is required, customers expect to transition to the call or chat seamlessly. It is still common for customers to have to repeat information to a customer service agent even if that information had already been entered into the company’s website or mobile application. In addition, it is common for the self-service experience on the website, in the mobile application, and on the voice IVR to each be created separately, frequently by different organizations. This results in a fragmented customer experience with little to no ability for the customer to get a consistent experience across these touch-points and as the customer tries new touch-points to resolve their issue they commonly have to start over from the beginning especially when they give up and try to call for assistance from a live agent.

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

Customer Service and Support Market

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

Our Solutions

We develop, market and support omnichannel customer experience solutions, unified agent desktop and robotic process optimization solutions. Our omnichannel solutions allow our customers to deliver consistent customer service across multiple digital channels (such as smart-phones and web self-service) and ensure a seamless connectivity into the contact center in the event the user was unable to complete the self-service transaction in the digital channel. Our omnichannel customer experience solutions improve self-service across digital channels, reduce handling time if agent assistance is still required and provide an improved customer experience.

Our unified agent desktop and robotic process optimization solutions simplify and automate customer service processes and help organizations improve their customer experience.  By bridging disconnected systems into a single, “intelligent” workspace and providing process guidance to contact center agents, our customer service and support market solutions create greater operational efficiency and increase agent and customer satisfaction. Our customer service and support market products simplify the desktop of customer service representatives and guide them through complex call types to reduce operational costs, enforce policies and improve the customer experience. Our solutions provide our clients’ organizations with a simplified customer service interaction designed to improve the efficiency and effectiveness of their customer service organization.

Benefits

Our solutions provide the following business benefits:

•
Seamless transition between self-service and assisted service channels, reduced inbound call volume through increased self-service resolution and reduction in agent handling time. Jacada omnichannel solutions bridge the gap between self-service and traditional customer service contact channels and improve self service capabilities. This results in a consistent customer service experience through the various channels, a reduced number of inbound calls and a shorter average handling time when agent assistance is still required. Because customers are more apt to provide information and select the correct menu options when using a visual experience, Jacada omnichannel solutions achieve better self-service rates compared to the traditional voice IVR. When self-service is not achieved, Jacada omnichannel solutions can use the information provided during the self-service attempt to route the call to the right agent. Jacada omnichannel solutions also transfer the information collected during the self-service attempt to the agent, preventing the need to repeat information, therefore reducing call handle time.

•
Reducing operating expense. Because our customer service and support market products present contact center agents with a single interface through which applications are accessed and provide the ability to guide the agents through complex processes, they eliminate the need to navigate through and between applications. Therefore, they eliminate redundant data entry, cut keystrokes and streamline or even eliminate process steps, including time consuming call wrap-up processes, thereby generating greater agent efficiency.  This enables increased first call resolution, significant reduction in average handle times and operating costs and reduced error rates.

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

Jacada® Visual IVR. Jacada Visual IVR is our omnichannel solution which enables end users to engage in a mobile self-service session through smart phones, tablets or other smart devises (either as an extension to a native mobile application or independently from a native mobile application) which visually maps out the steps of the customer service interaction. This visual interaction, or Visual IVR, has full support for data entry and sophisticated self-service capabilities, including being able to proactively mine knowledge bases for information and retrieve or update customer information in real time. Jacada Visual IVR connects the customer’s self-serve interaction directly with a company’s underlying line of business applications to solve their problem. For calls that do require agent assistance, however, Jacada Visual IVR provides a seamless transition to the voice or chat channel from the self-service channel. Once the call is connected to the agent, all of the steps already taken by the customer, as well as any data entered, are visible to the agent. By doing so, customers will not have to repeat information. Additionally, the underlying systems can be pre-populated with the customer information, adding a further benefit of reduced handle times.

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

Jacada® Integration and Automation (JIA). Jacada Integration and Automation is a non-invasive integration solution that allows companies to web-enable and integrate their Microsoft Windows client/server and web-based applications without modifying or changing anything in the existing application.   Jacada Integration and Automation enables organizations to leverage their existing Windows client/server and web-based applications to automate business processes and seamlessly integrate and transfer data from one application to another.  Jacada Integration and Automation can work with most graphic user interface technologies (Web and Windows based), which enables it to automate most Windows/Web applications.

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

Jacada® Agent Scripting. Jacada Agent Scripting guides the customer service agent through an optimized interaction with the customer. A typical contact center interaction contains elements of “guidance language” presented to the agent as a best practice suggestion regarding how to answer the customer’s inquiry, mandatory language that must be read for compliance reasons, business rules to determine what the agent may offer or do next, and workflow between these steps to ensure that all necessary information is gathered and presented to the customer. Jacada Agent Scripting deploys in conjunction with Jacada WorkSpace ensuring seamless cooperation between the customer interaction workflow and the multiple business systems controlled by Jacada WorkSpace.

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

•
Multi-channel – unifies EMC channels (Voice, Email, Chat) onto a single, convenient desktop for an improved and competitive agent experience, and efficient handling of multiple customers from multiple channels at the same time.

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

Principal Markets

Our principal markets are North America and Europe. We generate revenues from licensing our software products to customers and providing customers with training, professional services, product or solution support and maintenance services. Software licenses revenues constituted approximately 26%, 15% and  19% of our total revenues for the years ended December 31, 2015, 2014 and 2013, respectively, while professional services, support and maintenance revenues constituted approximately 74%, 85% and  81% of our total revenues, respectively, for the same periods.  Software licenses revenues generated from North American customers constituted approximately 13%, 10% and 13% of our total revenues in the years ended December 31, 2015, 2014 and 2013, respectively, while professional services, support and maintenance revenues generated from North American customers constituted approximately 39%, 53% and 41% of our total revenues, respectively, for the same periods.  Software license revenues generated from European customers constituted approximately 4%, 3% and 5% of our total revenues in the years ended December 31, 2015, 2014 and 2013, respectively, while professional services, support and maintenance revenues generated from European customers constituted approximately 29%, 29% and 35%, respectively, for the same periods.

Seasonality

Not applicable.

Sources and Availability of Raw Materials

Not applicable.

Sales and Marketing

We sell our products through our direct sales force in North America, Europe and Asia, as well as through our indirect distribution channels, consisting of system integrators, partners and call center outsourcers. We also use indirect distribution channels in countries where we have no direct sales operations. As of December 31, 2015, we had 27 people in our sales and marketing organization, compared to 26 as of December 31, 2014.

During 2015 we maintained our business arrangements with our strategic indirect sales channels for our customer service and support and our omnichannel solutions and also invested in the establishment of arrangements with new indirect channels. Our indirect distribution channels, which act as independent sales agents and value added resellers, include Avaya, a global leader in business communications, Amdocs, a global customer experience software solutions provider, Cognizant, Cornastone and Accenture, each a global management consulting, technology services and outsourcing provider, and IBM Global Services, Tech Mahindra and Wipro, each a large global IT services provider. It is our expectation that our indirect distribution channels will continue to extend our market reach by increasing market awareness of our solutions and presenting us to potential customers. We intend to continue to invest in 2016 in the development of our indirect sales channels, including the potential for OEM distribution agreements and software-as-a-service to call center host providers.

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

•
Insurance companies, which use our omnichannel solutions to allow members to perform a greater level of self-service such as checking claims status, requesting ID cards and locating a provider from their mobile device and, if ultimately necessary, reduce call handle time when a member is transferred an agent. Our customer service and support solutions are used to modernize an insurance company’s contact center applications, enable Web access to these applications for customers to update account information via the Internet, and integrate their customer information systems with CRM applications.

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

Our research and development expenses were $3.2 million, $3.5 million and $2.9 million for the years ended December 31, 2015, 2014 and 2013, respectively.  As of both December 31, 2015 and 2014, 24 professionals were engaged in research and development activities. See also “Item 5. Operating and Financial Review and Prospects, A. Operating Results, Total Operating Expenses.”

Dependence on Patents and Licenses

We are generally not dependent on any third party licenses or patents with respect to our technology for the customer service and support products. However, sales of our customer services and support products, on occasion, include licenses to our traditional market products (specifically, Jacada Hostfuse and Jacada Interface Server) as part of the solution we provide to our customers. Our rights to develop and sell our traditional market products are granted to us under an irrevocable license agreement that we have entered into as part of the sale of our traditional market business in January 2008. Our license to sell those products, on a stand-alone basis, is limited to sales for the use by our customers in their customer service and support business. As part of that asset sale we also sold the two patents that we owned with respect to portions of our traditional market products technology.

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

Certain features of our Jacada Workspace Agent Desktop product are based on technology initially licensed to us under a distribution agreement that we entered into in March 2011. The distribution agreement provided us with the right to distribute the technology bundled with our own products, or on a stand-alone basis, subject to our obligation to pay royalties to the licensor. That license was amended in 2015 to include the right to access the source code of such technology, royalty-free, and the right to modify, enhance and support such source code.

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

The relative importance of each of these factors depends upon the specific customer environment. Although we believe that our products and services currently compete favorably, we may not be able to maintain our competitive position against current and potential competitors. In addition, many companies choose to deploy their own information technology personnel or utilize system integrators to write new code or rewrite existing applications in an effort to develop new solutions. As a result, prospective customers may decide against purchasing and implementing externally developed and produced solutions such as ours. The omnichannel customer experience space, which we entered in 2012 with the introduction of our Jacada Visual IVR product (initially called Jacada Mobile Agent), is an emerging market and, while we believe our product will compete favorably with others in this market, we may not be able to gain a competitive advantage in this space.

Our customer service and support products compete with other contact center solutions offered by vendors including OpenSpan, NICE Systems, Pega Systems and Cicero. In addition, with our new omnichannel product offerings, we face new competitors in this market, including Voxeo, Fonolo, CallVU, Genesys, 24/7 and Interactive Intelligence. We expect additional competition from other established and emerging companies.

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

Material Effects of Government Regulation in Israel

Pursuant to the Law for the Encouragement of Capital Investments, 1959, or the Capital Investment Law, the Israeli government has granted “Approved Enterprise” status to our existing capital investment programs under the Alternative Benefits Program. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. In April 2005 and January 2011, the Capital Investment Law was amended to revise the criteria for qualifying for tax benefits under this law.  See “Item 5 Operating and Financial Review and Prospects— A. Operating Results— Impact of Tax Policies and Programs on our Operating Results—. Israeli Tax Considerations and Government Programs— Law for the Encouragement of Capital Investments, 5719-1959” for more information.

As of December 31, 2015, we had not yet begun to generate taxable income for purposes of the Capital Investment Law. Once we do generate taxable income, if we fail to comply in whole or in part with the conditions and criteria set forth under this law, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we may receive, adjusted for inflation and interest.

As of December 31, 2015 we believe that we are in compliance with all of the conditions required by the Capital Investment Law.

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

Our headquarters and principal administrative, research and development operations are located in approximately 8,000 square feet of leased office space in Herzliya, Israel. This lease expires in March 2020.

In the United States, we lease approximately 11,000 square feet in Atlanta, Georgia, which we utilize for marketing, sales, administration, service and technical support. The lease expires in June 2018.

We believe that our facilities are sufficient to meet our ongoing needs and that if we require additional space to accommodate our growth we will be able to obtain additional facilities on commercially reasonable terms.

Item 4A:  UNRESOLVED STAFF COMMENTS

None.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We develop, market and support omnichannel customer service solutions, customer experience management and robotic process optimization solutions that simplify and automate customer service processes.  By bridging disconnected systems into a single, “intelligent” workspace, and by improving our customers' self service capabilities through various digital channels, our solutions create greater operational efficiency and increase agent and customer satisfaction. We also provide related professional services, including training, consulting, support and maintenance.

We were incorporated in December 1990. In 2004, we introduced Jacada Fusion and elected initially to target corporate customer contact centers. Jacada Fusion may be also used by our customers for back office applications.  In 2005, we introduced a solution specifically for customer service representatives called Jacada WorkSpace Agent Desktop.

In 2012 we introduced Jacada Visual IVR (initially called Jacada Mobile Agent), now part of our omnichannel product offering designed to enhance self-service capabilities from digital channels and improve the connectivity between these digital channels and the assisted service channels.

Our main goals for 2015 were as follows:

•	Expand our omnichannel solutions, focusing on product innovations which allow customers to use our products to not only save costs, but to generate revenues as well

•	Drive the urgency in Visual IVR adoption by sharing the value achieved by initial customers; increase the contracted value of Visual IVR deals by five times the amount contracted during 2014

•	Accelerate our footprint with partners and increase the revenues obtained from these partners

•	Extend our strategic partner engagements

During 2015, we increased our revenue to $17.3 million from $16.4 million in 2014. As mentioned above, one of our goals was to drive the urgency in Visual IVR adoption and, as a result, increase the contracted value of Visual IVR deals. With continued growth in referenceable accounts during 2015, we succeeded in contracting over five times the amount of Visual IVR deals contracted in 2014. While not all of this translated to revenue in 2015, we were able to increase our Visual IVR revenue by more than three times the amount recognized in 2014.

Revenue from our customer service and support products (our “Core” products), remained consistent between 2014 and 2015. We have been able to maintain consistent revenues by focusing on maintaining our existing customers and expanding our sales reach through partners. We continued to grow our “million dollar club”, those customers who consistently spend annually more than $1 million with us, expanding from four such customers in 2014 to five in 2015. In addition, 2015 revenues through reseller partners increased more than three times the amount recognized in 2014. We expanded our partner base by adding one of the largest business process outsourcing providers (“BPO”) in India and a South East Asian consulting group, providing technologies to the world’s leading communications companies.

Total revenue for 2015 was made up of $4.5 million in software, $8.4 million in services and $4.4 million in maintenance and support compared to $2.4 million in software, $9.7 million in services and $4.2 million in maintenance and support for 2014. The $2.1 million increase in software revenues were the result of (i) beginning 2015 with an additional $500,000 in software backlog compared to 2014, all of which was recognized in 2015, (ii) a $1 million increase in additional licenses purchased by existing customers during 2015 as compared to 2014 and (iii) an increase in contracts with new customers, primarily through partners, contributing the final $500,000 increase in revenues. Service revenues declined in 2015, the result of the completion of a multi-million dollar services engagement in the very early months of 2015. Finally, maintenance and support revenues improved to $4.4 million as we added new customers and increased maintenance fees.

Our gross margins were consistent between 2014 and 2015 at 60%. While our software and maintenance and support margins improved to 98% and 89% in 2015, respectively, from 93% and 88% in 2014, respectively, our services margins declined from 40% in 2014 to 24% in 2015. This was the result of several factors: (i) the investment of additional resources into two challenging projects, since completed, (ii) the inclusion of a multi-million dollar project with atypically higher margins throughout 2014 but completed in the very early months of 2015 and (iii) the impact of a reduction in the exchange rate of the Euro (in which the contract is denominated) to the US dollar while our employees are paid in English pounds.

In 2015, we had a desire to expand our omnichannel product offerings, focusing on product innovations intended to help customers drive revenue in addition to reduce costs, while facilitating their requirement for digital transformation. We incurred research and development expenses of $3.2 million in 2015. In addition to enhancements of Jacada Workspace Agent Desktop and Jacada Integration and Automation our efforts were primarily dedicated to monthly releases to the cloud version, and two releases to the on-premises version, of Jacada Interact, the platform underlying Jacada Visual IVR, Jacada Agent Scripting and our omnichannel solutions. Our development teams furthered the development of our cross-channel platform and facilitated the continuing development of future features within our omnichannel solutions to include proactive engagement and collaboration rooms. These features help corporations monitor website visitor intent, including when a customer may abandon an online shopping cart, and proactively engage that customer through their channel of choice including voice, chat, video chat or collaboration rooms, therefore improving their conversion rate and increasing revenues.

During 2015, we were awarded two patents in our continued drive to innovate while protecting our substantial intellectual property. One patent is centered around our VisualIVR omnichannel product, specifically for allowing transition from the digital channel to the voice channel, and the other patent pertains to improving the self-service experience with transition to assisted service.

Our sales and marketing expenses totaled $5.2 million in 2015, compared to $5.1 million in 2014. Our marketing efforts focused on go-to-market activities for our new omnichannel solutions, lead generation and co-marketing with our partners, website experience improvements and search engine optimization, among other things.

Another goal of 2015 was to expand our strategic partner engagements, furthering our sales and marketing activities. These engagements include certifying our products with leading technology partners who will make our product offerings more accessible to their existing customers and prospects. During 2015, our Visual IVR product was certified on Cisco’s Customer Voice Portal and is represented in Cisco’s Marketplace showcasing certified partners and providing product demos. Visual IVR was also integrated with Interactive Intelligence’s Customer Interaction Center IVR application and Jacada is now a member of the Interactive Intelligence Global Alliance Program.

We closed the year with an operating loss of $1.1 million, an improvement from the 2014 loss from operations of $1.6 million, and a net loss of $1.2 million.

In 2015, we derived approximately 25% of our revenue from three customers. To the extent that this trend continues, our revenues will be dependent on a relatively limited number of significant customers. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to become profitable.

Revenue Sources

We generally sell our software as part of an overall solution offered to customers that combines the sale of software licenses with services, which normally include significant customization, implementation and integration. As a result, combined license and service revenues are generally recognized over the course of these projects, using the percentage of completion method of accounting and in accordance with software revenue recognition authoritative guidance. We also license certain of our software products in a subscription model where customers subscribe to our products on a monthly or annual basis. Maintenance, also called post-contract support or PCS, includes telephone support, bug repairs, and rights to receive upgrades and enhancements to licensed software on a when-and-if-available basis. We sell our products primarily through our direct sales force to customers and indirectly through resellers. Both the customers and the resellers are considered end users.

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

Research and Development Costs

Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred.  Based on our product development process, technological feasibility is established upon completion of a working model.  No material costs are incurred between the completion of the working model and the point at which the products are ready for general release. Therefore, all research and development costs are expensed. For a summary of our research and development costs over the last three fiscal years, please see “Item 4. Information on the Company— B. Business Overview—Research and Development” above.

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

We recognize an impairment charge when a decline in the fair value of our investments in debt and equity securities below the amortized cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and if we have the intent to sell the security, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. However, if we do not expect to sell a debt security, we still need to evaluate expected cash flows to be received and determine if a credit loss exists. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statements of income as financial income, net and, with respect to debt securities, is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss).

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

Adoption of New Accounting Standards

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to receive in exchange for those goods and services. The effective date of ASU 2014-09 is for annual reporting periods beginning after December 15, 2017. In July 2015, the FASB decided to defer by one year the effective date of this ASU. This ASU has not yet been adopted, and we are currently evaluating the impact that the adoption of ASU 2014-09 will have on our financial statements.

In 2014, the FASB issued ASU 15-2014, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual reporting periods ending after December 15, 2016 with early adoption permitted. We are currently evaluating the effect, if any, that the adoption of this guidance will have on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 related to balance sheet classification of deferred taxes. The new guidance requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. We early adopted this guidance on a retrospective basis as of December 31, 2015. As a result, our current deferred tax assets as of December 31, 2014 in an amount of $443,000 were reclassified to noncurrent assets to conform to the current year presentation.

In February 2016, the FASB issued ASU 2016-02 - Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The ASU is expected to impact our consolidated financial statements as we have certain operating lease arrangements. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. We are in the process of evaluating the impact of this new guidance.

A.	Operating Results

Our historical operating results for the years ended December 31, 2015, 2014 and 2013 as a percentage of total revenues are as follows:

	2015	2014	2013
Revenues:
Software Licenses	26%	15%	19%
Services	49	59	57
Maintenance	25	26	24
Total revenues	100%	100%	100%
Cost of revenues:
Software Licenses(*)	1	1	6
Services(*)	37	36	61
Maintenance(*)	2	3	9

Total cost of revenues	40	40	38
Gross profit	60	60	62
Operating expenses:
Research and development	18	21	19
Sales and marketing	30	31	28
General and administrative	18	18	20
Total operating expenses	66	70	67
Operating loss	(6)	(10)	(5)
Financial income (expense), net	(1)	12	3
Income (loss) from operations before taxes	(6)	2	(2)

Income tax (expense) benefit	(1)	(6)	3

Net income (loss)	(7)	(4)	1

* Respective revenues

Years Ended December 31, 2015, 2014 and 2013

Revenues and Cost of Revenues

Revenues.  Revenues were $17.3 million, $16.4 million and $15.6 million for the years ended December 31, 2015, 2014 and 2013, respectively. Growth in sales of our Visual IVR product, contracts through our partners and from a significant increase in additional licenses sold to existing customers of our Core products drove the increase in revenues from 2014 to 2015. Both revenue from our Visual IVR products and revenue through our reselling partners tripled in 2015 when compared to 2014. These two factors, combined with a significant increase in additional licenses sold to existing customers allowed us to increase our software revenues by over $2.1 million. Services revenues however declined by $1.3 million, the result of the completion of a multi-million dollar services engagement in the very early months of 2015. Finally, maintenance and support revenues improved to $4.4 million as we added new customers and increased maintenance fees.

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

Backlog, excluding maintenance renewals, was $7.5 million, $6.1 million and $5.1 million as of December 31, 2015, 2014 and 2013, respectively.

In each of 2015, 2014 and 2013, a significant portion of our revenues was derived from a few large orders. In 2015, 2014 and 2013, three customers accounted for 25%, 45%, and 38% of our total revenues, respectively.

Software licenses revenues. Software license revenues were $4.5 million, $2.4 million and $2.9 million, or 26%, 15% and 19% of our total revenues for the years ended December 31, 2015, 2014 and 2013, respectively. The $2.1 million increase in software revenues in 2015 were the result of (i) beginning 2015 with an additional $500,000 in software backlog compared to 2014, all of which was recognized in 2015, (ii) an uncommon $1 million increase in additional licenses purchased by existing customers during 2015 as compared to 2014 and (iii) an increase in contracts with new customers, primarily through partners, contributing the final $500,000 increase in revenues.

During 2015, 2014 and 2013, approximately 64%, 77% and 58%, respectively, of our revenue was generated from existing customers, which typically represents additional services engagements with a limited, if any, software component. The fact that there was such a large increase in the portion of our revenue that came from existing customers during 2014 contributed to the reduction in software revenue from 2013 to 2014. The number of new customers actually increased over 2013, however, several of these new customers were SaaS customers (particularly of our lower cost Jacada Agent Scripting solution), contributing little to revenue, particularly software revenue, in 2014. This further contributed to the decline in software revenue.

Service revenues. Service revenues were $8.4 million, $9.7 million and $8.9 million, or 49%, 59% and 57% of our total revenues for the years ended December 31, 2015, 2014 and 2013, respectively. Service revenues are generated primarily from installation, implementation and customization of our software products. As discussed above, in early 2014, Jacada secured a large contract for the implementation of Jacada products into a new division of an existing customer. This contract alone represented approximately 20% of our 2014 revenue and had a very large services component. This contract ended in very early 2015, representing the primary factor in the decrease in services revenue between 2014 and 2015.

In 2014, the company focused on securing on-going contracts with existing customers to generate steady income which could be reinvested in product initiatives. In 2014, we had several significant contracts from existing customers, with three customers representing approximately 45% of our total revenues. Each of these four customers had over $850,000 in services revenue, with one particular customer contributing almost $3 million in services revenue. These significant contracts allowed us to increase services revenue from $8.9 million in 2013 to $9.7 million in 2014.

Maintenance revenues. Maintenance revenues were $4.4 million, $4.2 million and $3.7 million, or 25%, 26% and 24% of our total revenues for the years ended December 31, 2014, 2013, 2012, respectively. Maintenance revenue increased from 2013 to 2014 and again from 2014 to 2015 due to (i) the completion of the implementation of projects with new customers, which enabled us to begin recognition of the associated maintenance contract, (ii) additional maintenance from the additional software purchases of existing customers, as discussed above, and (iii) general increases in maintenance fees.

Geographic Distribution of Revenues

Revenues and the percentage of net sales (in thousands) by region for the last three years, as well as the percentage change, were as follows:

	Year ended December 31,
	2015			2014			2013
	Revenue	Percentage of total revenue	Percentage change	Revenue	Percentage of total revenue	Percentage change	Revenue	Percentage of total revenue	Percentage change
	(amounts in thousands, US dollars)
North America	$8,942	52%	(13)%	$10,248	63%	22%	$8,407	54%	35%
Europe	5,728	33%	9%	5,268	32%	(13)%	6,072	39%	44%
Middle East and Africa	1,606	9%	135%	683	4%	381%	142	1%	0%
Other	1,047	6%	502%	174	1%	(83)%	1,005	6%	461%
	$17,323	100%	6%	$16,373	100%	5%	$15,626	100%	45%

Total Cost of Revenues. Total cost of revenues was $7.0 million, $6.5 million and $5.9 million, representing 40%, 40% and 38% of our total revenues for the years ended December 31, 2015, 2014 and 2013, respectively. Total cost of revenues increased from 2014 to 2015 primarily due to additional resources required to complete significant projects, including two challenging projects, in 2015. Total cost of revenues increased from 2013 to 2014 primarily due to the additional resources required to support the growth in services revenue in 2014, and to a lesser extent, from additional resources required to be dedicated to solution support.

Cost of software licenses revenues was $0.1 million, $0.2 million and $0.2 million or 2%, 7% and 6% of software revenues for the years ended December 31, 2015, 2014 and 2013, respectively. In 2014, we entered into two new OEM agreements which obligate us to pay royalties on certain software integrated into our products. In 2015, we amended one of our OEM agreements to allow us the rights to the source code of the associated product without any royalties.

Software license revenue declined from 2013 to 2014 from $2.9 million to $2.4 million, but cost of software licenses remained consistent, primarily due to the inclusion of these two new OEM agreements entered into in 2014. In addition, there were certain costs associated with unique features we were required to develop for a certain cloud customer, which have also been included in cost of software licenses in 2014.

Cost of service revenues was $6.4 million, $5.8 million and $5.4 million, or 76%, 60% and 61% of service revenues for the years ended December 31, 2015, 2014 and 2013, respectively. Services margins were 24% in 2015, 40% in 2014 and 39% in 2013. The decline in services margins from 2014 to 2015 was the result of several factors: (i) the investment of additional resources into two challenging projects, since completed, (ii) the inclusion of a multi-million dollar project with atypically higher margins throughout 2014 but completed in the very early months of 2015 and (iii) the impact of a reduction in the exchange rate of the Euro (in which the contract is denominated) to the US dollar while our employees are paid in English pounds.

The growth in services revenue from $8.9 million in 2013 to $9.7 million in 2014, meant that our associated costs to provide those services increased proportionally. Despite the increase in costs, our services margins remained relatively consistent between 2013 and 2014. Service headcount during 2015, 2014 and 2013 averaged approximately 40, 30 and 30 individuals, respectively. We ended 2015 with 38 employees engaged in providing services. Please see the Risk Factor entitled: “Failure to deliver professional services efficiently could negatively impact our gross margins.”

Cost of maintenance revenues was $0.5 million, $0.5 million and $0.3 million, or 11%, 12% and 9% of maintenance revenues for the years ended December 31, 2015, 2014 and 2013, respectively. Maintenance headcount during 2015, 2014 and 2013 averaged approximately 4, 4, and 3 individuals (including subcontractors), respectively. Cost of maintenance revenue includes personnel allocated to provide solution support, which requires us to provide adaptive maintenance and upgrade support for a customer, as needed. During 2014, we had additional headcount allocated to support our solution support customers as they required significantly more adaptive maintenance and upgrade support than in prior years.

Total Operating Expenses. Total operating expenses in 2015 were $11.5 million, consistent with $11.5 million reported in 2014; however the makeup of those expenses changed as we increased sales and marketing expenses from $5.1 million in 2014 to $5.2 million in 2015 and decreased research and development expenses from $3.5 million in 2014 to $3.2 million in 2015. As we completed the full launch of Visual IVR and Jacada Interact, the technology platform underlying our omnichannel solutions and the full launch of our cloud solutions, we were able to reduce research and development expenses and instead invest those funds sales and marketing activities.

During 2014, significant increases were present in research and development expenses, as we developed the cloud versions of our products and other new features, and in sales and marketing, as we invested in additional sales personnel and marketing expenditures specifically focused on Visual IVR. These events contributed to the increase in operating expenses from $10.4 million in 2013 to $11.5 million in 2014.   Our average overall headcount in operating areas of the business was 67, 65, and 53 in 2015, 2014 and 2013, respectively.

Research and Development.  Research and development, or R&D, expenses were $3.2 million, $3.5 million and $2.9 million for the years ended December 31, 2015, 2014 and 2013, respectively. As we completed the full launch of Visual IVR and Jacada Interact, the technology platform underlying our omnichannel solutions and our cloud solutions, we were able to reduce research and development expenses during 2015. In addition to enhancements of Jacada Workspace Agent Desktop and Jacada Integration and Automation our 2015 R&D efforts were primarily dedicated to monthly releases to the cloud version, and two releases to the on-premises version, of Jacada Interact, in addition to the further development of our omnichannel solutions with the development of future features to include proactive engagement and collaboration rooms.

In 2014, we made significant investments in bringing Jacada Visual IVR and Jacada Agent Scripting to the cloud, enabling customers to license these products in a SaaS model. In addition, we made investments in the platform underlying Jacada Visual IVR and Jacada Agent Scripting (Jacada Interact) which enables us to easily build new features and functionality into these products moving forward. To accomplish these developments, we increased headcount by five individuals in 2014 and incurred certain third-party costs in setting up the cloud environment. As a percentage of total revenues, research and development expenses were 18%, 21% and 19% for the years ended December 31, 2014, 2013 and 2012.

Sales and Marketing.  Sales and marketing expenses were $5.2 million, $5.1 million and $4.4 million for the years ended December 31, 2015, 2014 and 2013, respectively. During 2015, we increased our sales headcount by one individual, thus increasing salaries, while simultaneously terminating some our less fruitful sales agency relationships, saving us approximately $100,000. These savings were offset by increased commissions, due to increased sales, of approximately $100,000. In marketing, headcount changes allowed us to save approximately $100,000 in salaries, which we, in turn, invested a portion thereof into marketing activities such as website experience improvements, lead generation and co-marketing with our partners.

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

As a percentage of total revenues, sales and marketing expenses were 30%, 31% and 28% for the years ended December 31, 2015, 2014 and 2013, respectively.

General and Administrative.  General and administrative expenses were $3.1 million, $3.0 million and $3.1 million for the years ended December 31, 2015, 2014 and 2013, respectively. As a percentage of total revenues, general and administrative expenses were 18%, 18% and 20% for those years. The increase in general and administrative expenses in 2015 is primarily the result of additional incentives paid to certain of the company’s executives based on company performance.

There were no significant changes in general and administrative expenses between 2013 and 2014 and the decrease in expenses of $100,000 was a reflection of minor cost savings in various areas.

Financial Income, Net.  Financial income (expense), net, was $(0.04) million, $1.9 million and $0.5 million for the years ended December 31, 2015, 2014 and 2013, respectively. Financial expense in 2015 consisted of income of $30,000 in dividends from the company’s marketable securities, offset by bank fees of $25,000 and exchange rate losses of $45,000.

The $1.9 million of financial income in 2014 consisted primarily of the $1.9 million gain on the sale of our marketable securities. In addition, we had approximately $100,000 in income from dividends. See also “Item 3: Key Information. D. Risk Factors. Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Income (loss) before Taxes. As a result of the above factors, we generated pre-tax income (losses) of $(1.2) million in 2015, $0.3 million in 2014 and $(0.3) million in 2013.

Tax benefit (expense). In 2015, 2014 and 2013 we had tax benefit (expense) of $(84,000), $(1.0) million and $382,000, respectively. The $84,000 in income tax expense in 2015 represents income taxes due on business income generated in the United States. The $1.0 million income tax expense in 2014 represents income taxes due in the United States associated with the $1.9 million gain on sale of securities as well as business income generated in the United States. The 2013 tax benefit primarily consisted of a $345,000 deferred tax benefit associated with the reversal of a previously recorded valuation allowance on certain deferred tax assets in the United States.

As of December 31, 2015, we had an Israeli net operating loss carryforward of approximately $46.6 million which can be carried forward and offset against taxable income with no expiration date. As of December 31, 2015, our European subsidiaries had net operating loss carryforwards for income tax purposes of approximately $2.2 million, which can be carried forward and offset against taxable income with no expiration date.

Net Income (Loss). As a result of the above-described factors, we recorded a net loss of $1.2 million in 2015, net loss of $688,000 in 2014 and a net income of $0.1 million in 2013.

Impact of Tax Policies and Programs on our Operating Results

Israeli Tax Considerations and Government Programs

The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us, and certain Israeli Government programs benefiting us.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income. As of 2015, the corporate tax rate is 26.5% and will reduce to 25% in 2016. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed further below) may be considerably less. Capital gains derived by an Israeli company are subject to corporate tax rate.

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

Foreign Currency.

Our results of operations are reported in U.S. dollars, however, a significant portion of our revenues and expenses are generated and incurred outside of the United States and in currencies other than the U.S Dollar, particularly in NIS, British Pounds and Euros. We use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on future cash flows from certain NIS-denominated expenses. Please refer to Item 11 for information regarding the impact of foreign currency exchange rates and hedging activities.

B.	Liquidity and Capital Resources

Since our inception, we have funded operations through the private placement and public offering of equity securities, internal operations, the sale of our traditional market business and, to a lesser extent, borrowings from financial institutions.

As of December 31, 2015, we had $7.1 million of cash and investments, including $0.6 million of restricted cash, $3.4 million of chase and cash equivalents and $3.1 million of marketable securities. Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition. Our marketable securities are available for sale, but may be subject to losses due to fluctuations in the market. During 2015, operating activities used $1.1 million in cash. The major components of this use of cash were our operating loss of $1.2 million, less non-cash adjustments to this loss for depreciation and stock-based compensation of $0.3 million, plus by changes in working capital of $0.2 million. The major components of the changes in working capital are a decrease in deferred taxes of $0.4 million and in trade receivable of $0.8 million, offset by an increase in other current assets of $0.2 million, a decrease in trade payables and accrued expenses of $0.3 million and deferred revenues of $0.9 million.

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

In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  We have subsequently sold almost all of these common stocks, as discussed below, so that as of December 31, 2015, we had approximately $1.2 million in stocks. See “Item 10.E Taxation” for more information regarding these investments. In 2011, we sold the stock of one such corporation, resulting in proceeds of $1.6 million. In 2012, we sold portions of each of the common stocks in our portfolio, resulting in proceeds of $5.6 million, which reflected a gain of $0.7 million. In 2013, we sold additional portions of each of the common stocks in our portfolio, resulting in proceeds of $1.1 million, which reflected a gain of $0.3 million. Finally, in 2014, we sold portions of each of the common stocks in our portfolio, resulting in proceeds of $7.9 million and a gain of $1.9 million. As of December 31, 2015, the fair value of our remaining investments in these stocks was $1.2 million, including a $0.5 million (before taxes) unrecognized net gain on investments. After selling a portion of these stocks in March 2016 (valued at $0.3 million), as of March 31, 2016, the fair value of the remaining investments was $0.8 million. In addition to these common stocks, we held $1.9 million in US treasuries as of December 31, 2015. As of March 31, 2016, we also held $1.9 million in US treasuries.

Expenditures for property and equipment were approximately $0.1 million, $0.2 million and $0.1 million for the years ended December 31, 2015, 2014 and 2013, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations.

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

We believe that strong product development is essential to our strategy of continuing to enhance and expand the capabilities of our products.  We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited key software engineers and developers with experience in Java, .Net, communications, expert systems, Windows internals and Internet technologies.  Our research and development efforts in recent years have been primarily focused on enhancing and adding functionality to our contact center market products and adding new products based on our expectations of future technologies and industry trends. In 2015, our research and development efforts have been primarily focused on the enhancement of the cloud and on-premise version of Jacada Interact, the platform underlying our Visual IVR, Jacada Agent Scripting and omnichannel products. These enhancements have included the continuing development of future omnichannel features, including proactive engagement and collaboration rooms.

We submitted several patent applications with the United States patent and trademark office with respect to the technology of our Visual IVR product. In 2015, two of these patents, patent number 8,995,646 B2, and 9,008,288 were approved.

Our research and development expenses were $3.2 million, $3.5 million and $2.9 million for the years ended December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015, 2014 and 2013, we had 24, 24 and 19 employees engaged in our product development activities, respectively.

D.	Trend Information

Please see “Item 5. Operating and Financial Review and Prospects—Summary” for a discussion of the most recent trends impacting our operating results and financial condition  In addition, over the past few years, our sales cycle for our customer service and support market products continued to lengthen due to the reasons discussed in the risk factors described above. While in recent years we saw certain improvements, reflected in the shortening of the sales cycle, the trend towards a longer sales cycle may continue. As a result, we are unable to determine what impact, if any, this may have on our business model.  See Item 3. D. Risk Factors “Our business model is focused on continued growth in a market in which we have only several years of experience. Failure to continue our early penetration into this market would negatively impact our results of operations”,  “We do not have a proven business model for the mobile customer services and support market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our mobile customer service and support solutions may be harmed or we will experience a further delay in generating revenues from these products” and “Weak and uncertain global economic conditions, including continued credit constraints, could continue to adversely affect us” for a discussion of the potential effects of this trend.

We have focused on the customer service and support market since 2004. In 2012 we introduced Jacada Visual IVR (initially called Jacada Mobile Agent), now part of our omnichannel product offering designed to enhance self service capabilities from digital channels and improve the connectivity between self-service and the assisted service channels, thus entering the omnichannel customer experience market. Our limited experience and knowledge regarding this market may impede our ability to sell our products. In addition, our continued investment in products for this market, which may not result in revenue-producing products, could result in increased losses. See Item 3. D. Risk Factors “Our business model is focused on continued growth in a market in which we have only several years of experience.  Failure to continue our penetration into this market would negatively impact our results of operations.”, “The omnichannel market is an evolving market and failure to achieve market acceptance of our products in this space may result in a failure to recover our development and marketing expenditures, which would adversely impact our operating results.”, “The investment required in establishing the omnichannel market may generate little initial revenue while increasing our cost of sale.”, and “We do not have a proven business model for the omnichannel market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our omnichannel solutions may be harmed or we will experience a further delay in generating revenues from these products.”

Recent company efforts have focused on the introduction of a cloud offering for our Jacada Visual IVR and Jacada Agent Scripting products, allowing us to offer these products in a software-as-a-service model. We have limited business experience with this type of model, which may impede our ability to successfully launch the software-as-a-service model. See Item 3. D. Risk Factors, “We have limited business experience in offering a Software-as-a-Service model; if we fail to meet the technical and support requirements of this model, our efforts to successfully commercialize our omnichannel, as well as other solutions, may be harmed, we may obtain customers we are unable to support and we may incur significant costs in correcting technical and support concerns.”

In 2015 we acquired a larger number of new customers with a slightly reduced average contract value than in previous years. While this allows us to be less reliant on a few customers, currently, we anticipate that our customer service and support solutions might continue to generate revenues from a small number of deals with large average dollar amounts compared to our traditional market business. See Item 3. D. Risk Factor: “Revenues from our customer service and support solutions might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations” for a discussion of the risks our business and prospects for growth face in connection with continued customer concentration.

We anticipate that a large number of our future customer service and support solution deals will continue to involve substantial customization and implementation services of our solutions and that a majority of our revenues will continue to derive from the provision of professional services. If we do not increase the proportion of our total revenue attributable to software license fees or if we do not increase our professional services gross margins, we may not be able to achieve or maintain profitability. The complexity of implementations in the customer service and support market may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated.  Any such expending of more resources may negatively impact the gross margins for our professional services and our ability to achieve or maintain profitability. See Item 3. D. Risk Factors:  “Our revenues could be adversely affected if we fail to recruit and retain consultants and other technical service personnel”, “A majority of our revenues derives from the provision of professional services” and “Failure to deliver professional services efficiently could negatively impact our gross margins” for a discussion of the potential effects of this trend.

We may continue to be subject to foreign currency risk. Our results of operations are reported in U.S. dollars; however, we expect that a significant portion of our revenues and expenses will continue to be generated and incurred outside of the United States and in currencies other than the U.S Dollar. Depreciation of the Euro or the English Pound against the U.S. dollar will have the effect of reducing our U.S. dollar revenues from transactions recorded in these currencies. Additionally, fluctuations in the U.S. dollar against the New Israeli Shekel (NIS), English Pound or Euro exchange rate will have the effect of impacting the U.S. dollar cost of our operations in Israel, in the UK or in European countries as applicable. Finally, fluctuations between currencies of the countries in which our contracts are executed and the currencies of the countries in which our professional service employees are compensated may have an effect of reducing our services margins. As a result, we may be subject to the effects of foreign currency exchange fluctuations. See Item 3. D. Risk Factor: Exchange rate fluctuations between the dollar and other currencies may negatively affect our results of operation” for a discussion of the potential effects of this trend.

 Until 2012, our backlog had been decreasing and may decrease again if we do not maintain or increase the number of our transactions. See Item 5: “Operating and Financial Review and Prospects. A. Operating Results, Revenues and Cost of Revenues” for further disclosure regarding our revenue recognition policies. Reduced backlog means that we will be more dependent on signing new transactions in order to generate revenues.  See “Risk Factor: Our revenues may decline if we do not increase the number of transactions we enter into in 2016” for a discussion of the potential effects of this trend.

In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  The majority of the common stock has since been sold so that as of December 31, 2015, we had $1.2 million of common stock remaining. See Item 10E: “Taxation” for more information regarding these investments. See also Item 3. D. “Risk Factor: Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio”. These investments in common stock are subject to risks associated with stock market investments and the risks associated with each particular company whose common stock we hold. If we need to liquidate some or all of those investments in order to access cash, we may be forced to sell them at a loss.

E.	Off-balance sheet arrangements. We are not party to any off-balance sheet arrangements. See “Item 4.B: Material Effects of Government Regulation in Israel”.

F.	Tabular Disclosure of Contractual Obligations. The following table summarizes our contractual obligations and commercial commitments as of December 31, 2015:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facilities	$1,138	$404	$712	$22	$-
Severance pay*	$418	$-	$-	$-	$-
Uncertain tax positions**	$418	$-	$-	$-	$-

* Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. For employees whose employment commencement date is prior to January 1, 2005 these obligations are payable only upon the termination of the respective employees. However, while this amount may be reduced upon voluntary termination by an employee, it is not our general practice to reduce the amounts of severance payments in cases of voluntary termination. As of December 31, 2015, we had $0.1 million in our severance pay funds, which will be used to satisfy a portion of our obligations.
** Accrual for uncertain tax positions under ASC 740 “Income Taxes” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 10i. of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our executive officers and directors as of March 31, 2016:

Name	Age	Position
Gideon Hollander(1)	51	Co-Chief Executive Officer
Guy Yair	44	Co-Chief Executive Officer
Caroline Cronin	45	Chief Financial Officer
Yossie Hollander	58	Director and Chairman of the Board of Directors
Ohad Zuckerman(2)(1)	51	External Director
Tzvia Broida(2)	47	External Director
Barak Gablinger (2)	52	Director
Ofer Timor	63	Director

(1)           Member of the Options Committee
(2)           Member of the Audit Committee and Compensation Committee

Gideon Hollander was a co-founder of Jacada in 1990. Mr. Hollander was the active Chairman of our Board of Directors between February 2012 and January 2016 and serves as our Chief Executive Officer since August 2011 (having shared the position, in the capacity of Co-Chief Executive Officer, between August 2011 to March 2012, and since August 2012). Mr. Hollander also previously served as our Chief Executive Officer from 1990 to December 2007 and our Chairman of our Board of Directors from January 2008 to August 2011, participating in an active role in the latter capacity from January 2011 to August 2011. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations.  Gideon Hollander is Yossie Hollander’s brother.

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

Yossie Hollander has been director since 1990 and has been the Chairman of our Board of Directors from November 1995 to December 2007 and again since January 2016. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Mr. Hollander is a member of the executive board management committee of the Weizmann Institute of Science. He is on the board of councilors of the USC Dornsife College of Arts and Sciences and is a member of the Advisory board of the Cornell Atkinson Center for Sustainable Future. Yossie Hollander is Gideon Hollander’s brother.

Ohad Zuckerman has served as an external director under the Companies Law since December 2000.  Mr. Zuckerman is the CEO of UniVerve Ltd., a renewable energy group, specializing in Waste-to-Energy and Microalgae-to-Biofuel. Between January 2000 and March 2008 Mr. Zuckerman served as the President and CEO of Zeraim Gedera Ltd., an agricultural company which specializes in breeding of vegetable varieties as well as in production and marketing to the seeds of such varieties worldwide. Prior to this position Mr. Zuckerman served as Zeraim Gedera's Executive Vice President between 1998-2000 and as its Marketing Manager between 1990-1998.  Between 1998 and 2002, Mr. Zuckerman served as a member of the board of directors at Maximal Innovative Intelligence Ltd., a provider of software for extracting information from data warehouses, which was sold to Microsoft.

Tzvia Broida joined us as an external director under the Companies Law in December 2013. Ms. Broida has also served as Chief Financial Officer for Sensible Medical Innovations since March 2011. Prior to that, Ms. Broida was Chief Financial Officer at Jacada from January 2005 until May 2009, previously serving as our Vice President, Finance from March 2000 and in various positions at Jacada since August 1995.

Barak Gablinger joined us as a director in January 2016. Mr. Gablinger serves as the Vice President, Customer Delivery, at K2 View, an Israeli company. Prior to that, from November 2005 to April 2010, Mr. Gablinger served as the Director of Program Management at NICE Systems. From August 2001 to October 2005, he served as a Senior Product Manager at Amdocs, and, prior to that time, from August 1996 to August 2001 served as a Group Leader at Amdocs.

Ofer Timor joined us as a director in January 2016. Mr. Timor is one of the founders of Inimiti Capital Partners, a venture capital fund that focuses upon investments in software platforms and services in the New Media space (Internet, Mobile and anything in between).  Prior to co-founding lnimiti, Mr. Timor co-founded and managed Delta Ventures, a seed and early stage Israeli fund. Prior to that Mr. Timor served as President of our Company during the mid-1990’s, helping to bring the Company from the startup stage to maturity. Mr. Timor was also a board member of Borderfree Inc., which was sold to Pitney Bowes Inc. in 2015, and a board member of ClickFox, Inc.

The term of our former external director, Mr. Avner Atsmon, who had served since October 2006, expired at our annual general shareholders meeting in January 2016.

B.	Compensation

The aggregate remuneration that we paid for the year ended December 31, 2015 to all executive officers and directors as a group was $0.9 million in salaries, fees, commissions and bonuses. Certain members of the executive management participate in a bonus plan whereby bonuses or commissions may be paid upon the achievement of certain revenue, booking or operating income targets.  Since August 2008, each our directors has received annual compensation of NIS 42,600 (approximately $11,000), plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended.  In addition, all directors are entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as board members, including attending board of directors meetings.  Directors also receive options to purchase our ordinary shares. Effective with the annual general meeting of shareholders held in January 2016, the compensation of Messrs. Timor and Gablinger was set, and the compensation of Mr. Zuckerman was modified, to the maximum compensation payable under the Companies Law regulations (Principles Concerning Compensation and Expenditures for External Directors), 5760-2000, as directors of a company with the level of shareholder equity possessed by the Company. The annual compensation of each such director is now NIS 37,260 (approximately $10,000), plus NIS 2,490 (approximately $700) for each meeting of the board and each meeting of a committee of the board attended, NIS 1,494 (approximately $400) for each telephonic meeting and NIS 1,245 (approximately $300) for each written consent of the board. The compensation of Mr. Yossie Hollander and Ms. Broida was not modified.

Mr. Gideon Hollander, our Co-Chief Executive Officer, receives, effective as of January 2011,  a monthly fee of NIS 83,333 (equal to approximately $21,500 based on the current rate of exchange between the New Israeli Shekel and US Dollars) as total consideration for his services to our company.

As of December 31, 2015, options to purchase 369,250 ordinary shares granted to our directors and executive officers (7 persons) under our option plans were outstanding. The weighted average exercise price of these options was $2.01 per share ranging from $0.85to $7.52, and the expiration dates of the options range from September 2, 2015 to June 24, 2022.

Office Holder Compensation in 2015

Under the Companies Law regulations, we are required to disclose the compensation of our five most highly compensated senior office holders (as defined in the Companies Law and described below in part C of this Item 6 under the heading “External Directors”) on an individual basis in the notice of our annual general shareholder meeting or in an accompanying document (such as a proxy statement).

The table below outlines the compensation paid to or accrued in respect of our five most highly compensated senior office holders with respect to the year ended December 31, 2015, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
(in thousands, U.S. dollars)

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
Guy Yair – Co-CEO	$250	$25	$122	$5	$402
Gideon Hollander – Co-CEO	256	-	-	1	257
Tzacki Naim – General Manager EMEA and APAC	172	38	49	13	272
Oren Shefler – General Counsel and Vice President, Sales North America	133	22	71	15	241
Kumaran Shanmuhan – Vice President, Solutions	$163	$22	$48	$17	$250

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in the Company’s financial statements.

(2)
All current executive officers listed in the table are full-time employees or consultants of the Company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2015.

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

(4)	Amounts reported in this column refer to commission, incentive and other objective-based bonus payments that were paid or accrued in respect of 2015.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2015 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph l. of Note 2 to our audited consolidated financial statements, which are included in this Annual Report on Form 20-F.

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

At our annual meeting in August 2004, our shareholders voted to fix the number of directors at six directors. During 2015, we had five directors, but effective as of our January 2016 annual shareholders’ meeting, we now have six directors. In accordance with the terms of our articles of association, the board of directors is divided into four classes, with the following terms of office:

•	Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2018;

•	Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2016;

•	Class III directors, whose terms expire at the annual meeting of shareholders to be held in 2017; and

•	A class of directors whose terms expire after one year, at each annual meeting of shareholders.

Our Class I directors are Barak Gablinger and Ohad Zuckerman.  Our Class II director is Tzvia Broida.  Our Class III directors are Gideon Hollander and Yossie Hollander.  Our unclassified director is Ofer Timor.

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

We do not have service contracts with any of our directors, other than with Gideon Hollander, our Co-Chief Executive Officer, that provides for benefits upon termination of employment.

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

Pursuant to the requirements of the Companies Law, we have appointed an audit committee, consisting of three members, each of whom is considered an unaffiliated director under the Companies Law. The current members of the audit committee are Ohad Zuckerman, Barak Gablinger and Tzvia Broida.

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

Compensation Policy and Committee

Pursuant to the requirements of the Companies Law, we have appointed a compensation committee, consisting of Ohad Zuckerman, Barak Gablinger and Tzvia Broida and established a compensation policy regarding the terms of engagement of office holders. Such compensation policy was set by our board, after considering the recommendations of the compensation committee, and was approved by our shareholders in December 2013. The compensation policy serves as Exhibit 4.4 to this Annual Report.

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

Ohad Zuckerman and Tzvia Broida currently serve as our external directors.

D.	Employees

As of December 31, 2015, we had 41employees in Israel, 47 in the United States and 21 in Europe. With respect to our Israeli and European employees, we are subject to local labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay, termination of employment procedures and other conditions of employment.

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

The following tables set forth as of the end of each of the last three fiscal years, the number of our employees, categorized by activity and geographic location:

As of December 31,	2015	2014	2013

Research and Development	24	24	19
Marketing, Sales, Services and Customer Support	69	58	54
Administration Management and Information Systems	16	15	15
Total	109	97	88

As of December 31,	2015	2014	2013

Israel	41	39	30
United States	47	42	38
Europe	21	16	20
Total	109	97	88

E.	Share Ownership

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

As of December 31, 2015, 932,069 ordinary shares were available for future grants under these option plans to be granted to officers, directors, employees and consultants. As of December 31, 2015, options to purchase 696,664 ordinary shares were outstanding under the option plans. As of December 31, 2015, the weighted average exercise price of options outstanding under our option plans is $2.90. Our option plans are administered by our board of directors and the options committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants. In addition, pursuant to the option plans, the exercise price of options shall be determined by our board of directors or our options committee but may not be less than the fair value of the ordinary shares and is typically the fair market value on the date of grant.  The vesting schedule of the options is also determined by our board of directors or our options committee but generally the options vest over a four year period.  Generally, options granted under the option plans are exercisable until seven to ten years from the date of the grant.  The 1999 Option Plan and the 2003 Share Option Plan expired on December 31, 2009 and December 31, 2012, respectively.

As of December 31, 2016, options to purchase 369,250 ordinary shares granted to our directors and executive officers (7 persons) under our option plans were outstanding. The weighted average exercise price of these options was $2.01 per share ranging from $0.85 to $7.52, and the expiration dates of the options range from September 2, 2015 to June 24, 2022.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, to the best of our knowledge, as of March 31, 2016, those shareholders that own 5% or more of our capital stock and executive officers and directors who own 1% or more of our capital stock. The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2016 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 4,192,409 ordinary shares outstanding as of March 31, 2016.

Name of Beneficial Owner	Number of Shares Owned	Percentage*
Principal Shareholders (other than Executive Officers and Directors)
Lloyd I. Miller, III (1)	992,548	23.7%
Robert B. Ashton (2)	562,984	13.4%
New Resources (3)	230,000	5.5%
Gunar Anstalt (4)	223,750	5.3%
Executive Officers and Directors
Yossie Hollander (5)	541,003	12.9%
Gideon Hollander (6)	422,497	10.0%
Guy Yair (7)	212,500	4.8%

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

(1)
Based on Amendment No. 2 to Schedule 13G filed by Mr. Miller with the SEC on August 29, 2014. We make no representation as to the accuracy or completeness of the information reported. Mr. Miller’s address is 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401. Mr. Miller has increased his percentage beneficial ownership during the last three years from 18.38% to 23.7%. The increase is due to open market purchases by Mr. Miller.

(2)
Based on Amendment No. 3 to Schedule 13D filed by Robert B. Ashton and Kinetic Catalyst Partners LLC, or Kinetic, with the SEC on December 28, 2015.  We make no representation as to the accuracy or completeness of the information reported. Mr. Ashton is the portfolio manager of Kinetic, and in this capacity has the legal power to direct the voting and disposition of the ordinary shares of the Company beneficially owned by Kinetic. The address of these shareholders is 6 Occom Ridge, Hanover, NH 03755. Mr. Ashton and Kinetic have increased their percentage beneficial ownership during the last three years from less than 5% to 13.4%. The increase is due to open market purchases by Mr. Ashton and Kinetic.

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

(5)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Yossie Hollander.  Consists of 325,320 ordinary shares owned individually by Mr. Hollander, 75,668 ordinary shares owned by Mr. Hollander’s spouse and 125,015 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein.  Includes 15,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’s mother, as Mr. Hollander disclaims beneficial ownership of such shares, and an aggregate of 387,400 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests.  Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts.  Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported.

(6)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Gideon Hollander.  Consists of 391,247 ordinary shares owned individually by Mr. Hollander, and 31,250 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’s mother, as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported.

(7)	Represents ordinary shares issuable pursuant to options held by Mr. Yair which are exercisable within 60 days of the date hereof.

The shareholders that own 5% or more of our capital stock do not have different voting rights than any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our company.

Based upon a review of the information provided to us by our transfer agent, as of March 31, 2016, there were 37 holders of record of our shares, of which 28 record holders holding 3,893,392, or approximately 93%, of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record 3,490,256 ordinary shares on behalf of an firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B.	Related Party Transactions

Except as described below or elsewhere in this Annual Report, since January 1, 2015, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

In furtherance of the business purposes of Jacada and as permitted under the Sarbanes Oxley Act of 2002, we provided two loans to Mr. Guy Yair, our Co-CEO, to purchase vehicles in connection with his relocation to the United States. The loans amounted, in the aggregate, to $35,000, bore no interest, and as of March 31, 2016, were fully repaid to the Company.

As of August 2008, our directors each received annual compensation of NIS 42,600 (approximately $12,000) plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended.  Effective beginning with the January 2016 annual shareholders’ meeting, the compensation of Messrs. Timor and Gablinger was set at, and the compensation of Mr. Zuckerman was modified to, the maximum compensation payable under the Companies Law regulations (Principles Concerning Compensation and Expenditures for External Directors), 5760-2000, as directors of a company with the level of shareholder equity possessed by the Company. The annual compensation of each said director is now NIS 37,260 (approximately $10,000), plus NIS 2,490 (approximately $700) for each meeting of the board and each meeting of a committee of the board attended, NIS 1,494 (approximately $400) for each telephonic meeting and NIS 1,245 (approximately $300) for each written consent of the board. The compensation of Mr. Yossie Hollander and Ms. Broida was not modified. In addition, Mr. Gideon Hollander, our Co-Chief Executive Officer, has received, and continues to receive, compensation for his services in various capacities to our company.  See “Item 6.B Directors, Senior Management and Employees— Compensation” for a description of the compensation payable to our directors and Mr. Hollander.

C.	Interests of Experts and Counsel

Not applicable.

Item 8: FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Export Sales

We generated $8.9million, constituting approximately 52% of our revenues, in North America and $5.7 million, constituting approximately 33% of our total revenues, in Europe through wholly owned subsidiaries during the year ended December 31, 2015. Our export sales consist mainly of intercompany transactions with our subsidiaries.

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

The following tables present the high and low market prices of our ordinary shares on the NASDAQ Global Market or the over-the-counter market in the OTCQB Marketplace, as applicable, for the indicated fiscal years, fiscal quarters and months.

Year	High	Low

2011	$4.20	$1.69
2012	2.08	0.26
2013	2.80	0.81
2014	5.00	2.70
2015	$5.66	$3.01

Fiscal Quarter	High	Low
01/01/14 – 03/31/14	$4.55	$2.70
04/01/14 – 06/30/14	4.49	3.80
07/01/14 – 09/30/14	5.00	3.41
10/01/14 – 12/31/14	3.75	3.27
01/01/15 – 03/31/15	5.66	3.15
04/01/15 – 06/30/15	5.24	3.65
07/01/15 – 09/30/15	4.85	3.65
10/01/15 – 12/31/15	$5.00	$3.01

Month	High	Low
10/2015	$5.00	$3.75
11/2015	4.30	3.50
12/2015	3.95	3.01
01/2016	3.80	3.25
02/2016	4.03	3.12
03/2016	3.90	3.15
04/2016 (through 04/18/2016)	$3.78	$3,78

B.	Plan of distribution

Not applicable.

C.	Markets

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

Required Approvals

              Under the Companies Law, indemnification of, and procurement of insurance coverage for office holders must be approved by the compensation committee and board of directors and, in specified circumstances, by the shareholders of a company.  Our shareholders have approved indemnification agreements with our directors under which we have undertaken to indemnify our directors to the fullest extent permitted under the Companies Law.

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

Based on the active nature of our assets and income, we do not believe that we were a PFIC for the tax year ending December 31, 2015.  However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of such test to us.  In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC.  For example, the sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test.  Fluctuation in the market price of our shares may also impact the application of such test.

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

Israeli Taxation

The following is a summary of the material Israeli tax consequences to persons acquiring ordinary shares.  This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to certain types of investors subject to special treatment under Israeli law, such as traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting share capital.  To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in this discussion will be accepted by the tax authorities.  This discussion is not intended, should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Taxation of our non-Israeli shareholders

Taxation of Non-Israeli shareholders on receipt of dividends.  Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), unless a reduced rate is provided under a tax treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel tax authority allowing for a reduced withholding tax rate is obtained in advance. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. However, distribution of dividends from income attributed to an Approved Enterprise or a Benefited Enterprise is subject to Israeli income tax at a rate of 15% (and 20% with respect to a Preferred Enterprise), unless a reduced tax rate is provided under an applicable tax treaty.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 810,720 for 2015, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our results of operations are reported in U.S. dollars; however, a significant portion of our revenues and expenses in 2015 were generated and incurred outside of the United States and in currencies other than the U.S dollar, particularly in NIS, British Pounds and Euros. As a result, we are subject to foreign currency risk. Our sales in Europe and in the UK and our expenses in Israel, Europe and the UK are recorded in local currencies which exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar. Fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on future cash flows from certain NIS-denominated expenses. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements.  As of December 31, 2015, we had forward contracts to sell $2,793,932 for a total amount of NIS 10,901,921 that matures prior to November 30, 2016.

The table below details the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as of December 31, 2015 and is presented in U.S. dollars (in thousands).

	Cross Currency	Notional Amount	Fair Value
Foreign contracts to hedge payroll expenses	New Israeli Shekel	2,794	10

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

The table below details the net balance sheet exposures in currencies other than the functional currency, by geography, as of December 31, 2015. All data in the table have been converted to U.S. dollar equivalents (in thousands):

	Euro	New Israeli Shekel	Australian Dollar	GBP	Total
Israel	$2	$36	$(18)	$(13)	$7
UK	$274	$-	$-	$-	$274

We invest our cash, cash equivalents and marketable securities in a variety of investment vehicles in a number of countries with and in the custody of financial institutions with high credit ratings. In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  We have since sold the majority of the common stock so that as of December 31, 2015, we had $1.2 million remaining. See “Item 10E. Taxation” for more information regarding these investments. While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, limit stock markets risk and only invest in what we view as high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial and stock marketplace, which can all affect the income that we receive, the value of our investments, and our ability to sell them.  We believe that our marketable securities are carried at fair value. The fair value of our marketable securities, including common stock and US treasuries, as of December 31, 2015 was $3.1 million and the fair value of our marketable securities as of March 31, 2016 was $2.8 million after we sold $0.3  million of our marketable securities in the first quarter of 2016.  However, over time, the economic and market environment may provide additional insight regarding the fair value of certain securities which could cause us to change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. Given the current market conditions, there is continuing risk that further declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses. See Item 3.D “Risk Factor: Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio”.

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15: CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act) as of December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our co-chief executive officers and chief financial officer assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2014. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our co-chief executive officers and chief financial officer have concluded that, as of December 31, 2015, our internal control over financial reporting is effective.

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

(c) Attestation Report of the Registered Public Accounting Firm – Not applicable.

(d) Changes in Internal Control over Financial Reporting. Based on the evaluation conducted by our management, with the participation of our co-chief executive officers and chief financial officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2015, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following captions and tables sets forth, for the years ended December 31, 2014 and 2015, the fees billed to us and our subsidiaries by Kost, Forer, Gabbay and Kasierer, a member of EY Global, our principal accountant with respect to each of those years:

Audit Fees

The aggregate fees billed for professional services rendered to us by our principal accountant for the audit of our financial statements in 2014 and 2015 appear in the table below:

2014	$80,000
2015	$95,000

Tax Fees

The aggregate fees billed for professional services rendered to us by our principal accountant for tax compliance, tax advice and tax planning in 2014 and 2015 appear in the table below. Such fees related to the preparation of tax returns.

2014	$74,000
2015	$85,500

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Accountants

Our audit committee is responsible for the appointment and oversight of our independent auditors’ work.  Pursuant to its charter, the audit committee also has the sole authority to review in advance, and grant any appropriate pre-approvals of: (a) all auditing services to be provided by our independent auditors; (b) all non-audit services to be provided by our independent auditors as permitted by Section 10A of the Exchange Act; and (c) all fees and other terms of engagement.  The audit committee’s policy is to specifically pre-approve all annual services provided by our independent auditors in connection with the preparation of their audit, which may include audit services and audit-related services, as well as tax services and other services that are not related to the annual audit.  The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting a specific budget for such services. Additional services may be commissioned, without specific pre-approval, on the basis of a general pre-approval provided by the audit committee, up to a specified amount (a “de minimis exception”).  Once such services have been pre-approved and performed, the independent auditors and our management report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. During each of 2014 and 2015, none of the tax fees described above were approved through the de minimis exception.

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

Item 18: FINANCIAL STATEMENTS

See pages F-1 through F-33 appended hereto.

Item 19: EXHIBITS

Please see the Exhibit Index incorporated herein by reference.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

JACADA LTD.

We have audited the accompanying consolidated balance sheets of Jacada Ltd. and its subsidiaries (collectively "the Company") as of December 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 21, 2016	A Member of EY Global

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2015	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,438	$3,048
Marketable securities	1,898	3,349
Trade receivables	2,207	3,076
Restricted cash	585	787
Prepaid expenses	349	240
Other current assets	496	425

Total current assets	8,973	10,925

LONG-TERM ASSETS:
Marketable securities	1,161	1,185
Severance pay fund	148	136
Deferred taxes	72	442
Other assets	120	38
Property and equipment, net	388	397

Total long-term assets	1,889	2,198

Total assets	$10,862	$13,123

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2015	2014

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,074	$1,190
Accrued expenses and other liabilities	1,787	2,152
Deferred revenues	1,485	2,156

Total current liabilities	4,346	5,498

LONG-TERM LIABILITIES:
Deferred revenues	202	369
Accrued severance pay	418	376
Other long-term liabilities	495	87

Total long-term liabilities	1,115	832

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 7,500,000 shares at December 31, 2015 and 2014; Issued: 5,297,054 and 5,271,372 shares at December 31, 2015 and 2014, respectively; Outstanding: 4,185,258 and 4,159,576 shares at December 31, 2015 and 2014, respectively.	61	60
Additional paid-in capital	76,202	76,022
Treasury shares at cost - 1,111,796 Ordinary shares at December 31, 2015 and 2014	(17,863)	(17,863)
Accumulated other comprehensive income, net	388	720
Accumulated deficit	(53,387)	(52,146)

Total shareholders' equity	5,401	6,793

Total liabilities and shareholders' equity	$10,862	$13,123

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2015	2014	2013
Revenues:
Software licenses	$4,459	$2,437	$2,930
Services	8,443	9,687	8,948
Maintenance	4,421	4,249	3,748

Total revenues	17,323	16,373	15,626

Cost of revenues:
Software licenses	97	175	170
Services	6,408	5,813	5,417
Maintenance	479	496	353

Total cost of revenues	6,984	6,484	5,940

Gross profit	10,339	9,889	9,686

Operating expenses:
Research and development	3,177	3,481	2,918
Sales and marketing	5,223	5,052	4,398
General and administrative	3,058	2,998	3,107

Total operating expenses	11,458	11,531	10,423

Operating loss	(1,119)	(1,642)	(737)
Financial income (expense), net	(38)	1,941	473

Income (loss) before taxes	(1,157)	299	(264)
Income tax expenses (benefit)	84	967	(382)

Net income (loss)	$(1,241)	$(668)	$118

Basic net earnings (loss) per share	$(0.30)	$(0.16)	$0.03
Diluted net earnings (loss) per share	$(0.30)	$(0.16)	$0.03

Weighted average number of shares used in computing basic net earnings (loss) per share	4,166,433	4,159,576	4,159,134
Weighted average number of shares used in computing diluted net earnings (loss) per share	4,166,433	4,159,576	4,166,033

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Net income (loss)	$(1,241)	$(668)	$118

Other comprehensive income (loss)
Foreign currency translation adjustments	(128)	(125)	8

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gain (loss) on cash flow hedges arising during the period	8	(226)	132
Reclassification to earnings of realized (gains) losses on cash flow hedges	134	45	(171)

Change in unrealized gains (losses) on marketable securities:
Unrealized gains on marketable securities, net of tax expense (benefit)	(345)	581	1,144
Gains of marketable securities reclassified into earning, net of tax expenses	(1)	(1,624)	(326)

Other comprehensive income (loss), net of tax	(332)	(1,349)	787

Comprehensive income (loss)	$(1,573)	$(2,017)	$905

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

						Accumulated
				Additional	Treasury	other		Total
	Ordinary shares			paid-in	shares	comprehensive	Accumulated	shareholders'
	Shares	Amount		capital	at cost	income	deficit	equity

Balance as of January 1, 2013	4,159,134	$60		$75,860	$(17,863)	$1,282	$(51,596)	$7,743

Stock-based compensation	-	-		95	-	-	-	95
Net income	-	-		-	-	-	118	118
Other comprehensive income	-	-		-	-	787	-	787

Balance as of December 31, 2013	4,159,134	60		75,955	(17,863)	2,069	(51,478)	8,743

Exercise of stock options	442	*	)	1	-	-	-	1
Stock-based compensation	-	-		66	-	-	-	66
Net Loss	-	-		-	-	-	(668)	(668)
Other comprehensive loss	-	-		-	-	(1,349)	-	(1,349)

Balance as of December 31, 2014	4,159,576	60		76,022	(17,863)	720	(52,146)	6,793

Exercise of stock options	25,682	1		36	-	-	-	37
Stock-based compensation	-	-		144	-	-	-	144
Net Loss	-	-		-	-	-	(1,241)	(1,241)
Other comprehensive loss	-	-		-	-	(332)	-	(332)

Balance as of December 31, 2015	4,185,258	$61		$76,202	$(17,863)	$388	$(53,387)	$5,401

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from operating activities:

Net income (loss)	$(1,241)	$(668)	$118

Adjustments required to reconcile net income (loss) from continuing operations to net cash used in operating activities:
Depreciation	151	190	241
Stock-based compensation	144	66	95
Gain on sale of marketable securities	(1)	(1,862)	(326)
Increase in accrued severance pay, net	30	23	7
Deferred taxes, net	49	230	(345)
Decrease (increase) in trade receivables	805	(443)	(984)
Decrease (increase) in other current assets and prepaid expenses	(256)	158	(138)
Increase (decrease) in trade payables	(110)	(9)	193
Increase (decrease) in accrued expenses and other liabilities	(221)	352	32
Increase (decrease) in deferred revenue	(853)	34	160
Increase (decrease) in other long-term liabilities	408	(41)	(40)
Other	-	1	6

Net cash used in operating activities	(1,095)	(1,969)	(981)

Cash flows from investing activities:

Proceeds from sale of marketable securities	3,350	7,879	1,111
Investment in marketable securities	(1,899)	(6,048)	-
Purchase of property and equipment	(142)	(150)	(127)
Decrease (increase) in restricted cash	202	(190)	6

Net cash provided by investing activities	1,511	1,491	990

Cash Flows from financing activities

Proceeds from exercise of stock options	37	1	-
Net cash provided by financing activities	37	1	-

Effect of exchange rate changes on cash	(63)	(107)	36

Increase (decrease) in cash and cash equivalents	390	(584)	45
Cash and cash equivalents at the beginning of the year	3,048	3,632	3,587

Cash and cash equivalents at the end of the year	$3,438	$3,048	$3,632

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Taxes on income	$90	$219	$104

Non-cash investing information:

Investment in leasehold improvements and Computers and peripheral equipment upon accrued expenses and other liabilities and other long-term liabilities	$17	$10	$6

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Jacada Ltd. ("Jacada") and its subsidiaries (collectively - "the Company") develop, market and support unified service desktop process optimization, and omnichannel solutions that simplify and automate customer service processes and interactions across various channels including mobile, web, voice and chat. The Company generates revenues from licensing its software products and from services such as implementation and customization, consulting, training and maintenance and support.

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

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt and equity securities below the amortized cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and if the entity has the intent to sell the security, including whether it is more likely than not that it will be required to sell the security before recovery of its cost basis. However, if an entity does not expect to sell a debt security, it will still need to evaluate expected cash flows to be received and determine if a credit loss exists. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statements of income as financial income, net and, with respect to debt securities, is limited to the amount related to credit losses, while impairment related to other factors is recorded in other comprehensive income (loss).

JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

No other-than-temporary impairments were identified in 2015, 2014 and 2013. The gain on sale of marketable securities previously impaired for the years ended December 31, 2015, 2014 and 2013 amounted to $ 0, $ 172 and $ 48, respectively.

f.	Restricted cash:

Restricted cash is invested in bank deposits, which are pledged in favor of the banks which provide to the Company guarantees with respect to office lease agreements, credit card, hedging transactions and car leasing.

g	Long-term lease deposits:

Long-term deposits include long-term deposits for motor vehicles under operating leases, presented at their cost and are included in other assets in the consolidated balance sheets.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	14 - 33
Office furniture and equipment	7 - 15
Motor Vehicles	17
Leasehold improvements	Over the shorter of the related lease period (including option terms) or the life of the asset

i.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2015, 2014 and 2013, no impairment losses were identified.

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

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. The Company classifies interest as income tax expenses.

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

The Company accounts for reimbursements received for out-of-pocket expenses incurred, in accordance with ASC 605-45-45, "Reimbursements Received for Out-of-Pocket Expenses Incurred", under which reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the statements of operations. The reimbursements received for out-of-pocket expenses for years ended December 31, 2015, 2014 and 2013 amounted to $ 452 $ 305 and $ 347, respectively.

m.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation, which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's statements of operations.

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

The fair value for options granted in 2015, 2014 and 2013 was estimated at the date of grant using the following weighted average assumptions:

	2015	2014	2013

Dividend yield	0%	0%	0%
Expected volatility	65%	64%	58%
Risk-free interest	1.75%	1.83%	1.33%
Expected term (years)	5.5	5.5	5.6

The Company recognizes compensation expenses for the value of its awards granted based on the accelerated method over the requisite service period of each of the awards.

The Company applies ASC 505-50, "Equity-Based Payments to Non-Employees" ("ASC 505") with respect to options and warrants issued to non-employees which requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

n.	Advertising expenses:

Advertising expenses are charged to the statements of operations, as incurred. Advertising expenses for the years ended December 31, 2015, 2014 and 2013 were $220, $ 228 and $ 170, respectively.

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

The severance pay expense for the years ended December 31, 2015, 2014 and 2013 amounted to $221, $ 213 and $ 196, respectively.

p.	Fair value of financial instruments:

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

All outstanding stock options have been excluded from the calculation of the diluted net loss per share in 2015 and 2014. The total weighted average number of shares related to the outstanding stock options excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect was 595,439, 515,053 and 510,705 for the years ended December 31, 2015, 2014 and 2013, respectively.

s.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, marketable securities, trade receivables and restricted cash.

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

JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table shows the components of accumulated other comprehensive income, net of taxes, for the year ended December 31, 2015:

	Year ended December 31, 2015
	Unrealized gains (losses) on marketable securities	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	810	42	(132)	720

Other comprehensive income (loss)	(345)	(128)	8	(465)
Amounts reclassified from accumulated other comprehensive income	(1)	-	134	133

Net current-period other comprehensive loss	(346)	(128)	142	(332)

Ending balance	464	(86)	10	388

v.	Impact of recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to receive in exchange for those goods and services. The effective date of ASU 2014-09 is for annual reporting periods beginning after December 15, 2017. In July 2015, the FASB decided to defer by one year the effective date of this ASU. The ASU has not yet been adopted and the Company is currently evaluating the impact that the adoption of ASU 2014-09 will have on its financial statements.

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

In November 2015, the FASB issued ASU No. 2015-17 related to balance sheet classification of deferred taxes. The new guidance requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company early adopted this guidance on a retrospective basis as of December 31, 2015. As a result, the Company’s current deferred tax assets as of December 31, 2014 in an amount of $443 were reclassified to noncurrent assets to conform to the current year presentation.

In February 2016, the FASB issued ASU 2016-02 - Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The ASU is expected to impact our consolidated financial statements as we have certain operating lease arrangements. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance.

NOTE 3:-	MARKETABLE SECURITIES

The Company invests in US Government treasuries and equity marketable securities, which are classified as available-for-sale. The following is a summary of the Company's investment in marketable securities:

	December 31, 2015				December 31, 2014
		Gross unrealized	Gross unrealized	Fair		Gross unrealized	Gross unrealized	Fair
	Cost	gains	Losses	value	Cost	gains	losses	value
Available-for-sale:

US Government treasuries	$1,898	$-	$-	$1,898	$3,349	$-	$-	$3,349
Equity securities	$703	$458	$-	$1,161	$703	$482	$-	$1,185

	$2,601	$458	$-	$3,059	$4,052	$482	$-	$4,534

As of December 31, 2015 the U.S government treasuries are expected to mature within the next 12 months, therefore were classified as current assets.

JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost:

Computers and peripheral equipment	$2,906	$2,866
Office furniture and equipment	498	492
Motor vehicles	13	13
Leasehold improvements	352	349

	3,769	3,720
Accumulated depreciation	3,381	3,323

Depreciated cost	$388	$397

Depreciation expense for the years ended December 31, 2015, 2014 and 2013 was $ 151, $ 190 and $ 241, respectively.

NOTE 5:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2015	2014

Employees and payroll accruals	$1,399	$1,213
Accrued expenses	388	510
Accrued income tax	-	429

	$1,787	$2,152

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

Lease commitments:

The Company's facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2020. Future minimum lease payments under non-cancelable operating leases as of December 31, 2015 are as follows:

2016	$404
2017	377
2018	186
2019	149
2020	22

$1,138

Total rent expenses for the years ended December 31, 2015, 2014 and 2013 were $ 400, $ 396 and $ 370, respectively.

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

Gain (loss) on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income into cost of services, research and development, sales and marketing and general and administrative for the year ended December 31, 2015 were $ (3) $ (73) $ (27) and $(3), respectively. The ineffective portion of the change in fair value of a cash flow hedge for the years ended December 31, 2015, 2014 and 2013 amounted to $10, $ 4 and $ 29, respectively.

The Company's derivatives expose it to credit risks from possible non-performance by counterparties. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis. As of December 31, 2015 the credit risk was $10.

The notional amounts of the Company's derivative instruments as of December 31, 2015 amounted to $ 2,794. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

As of December 31, 2015, amounts related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income totaled $ 10 which will be reclassified into statements of operations within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The Company records all derivative instruments on the balance sheet at fair value. The fair value of the open foreign exchange contracts appears on the consolidated balance sheets as of December 31, 2015, as an asset in other current assets, in the amount of $ 10.

JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

The fair value of the Company's outstanding derivative instruments qualified as hedging instruments as of December 31, 2015 and 2014 is summarized below:

		December 31,
	Balance sheet location	2015	2014
Assets:

Foreign exchange forward contracts	Other assets (liabilities)	10	(132)

Derivatives assets (Liabilities)		$10	$(132)

	Location in	Gains (losses) reclassified from other comprehensive income (loss) into income (expenses)
	statement	Year ended December 31,
	of operations	2015	2014	2013
Derivatives in cash flow hedging relationship

Foreign exchange option contracts	Cost of sales and operating expenses	$-	$8	$35
Foreign exchange forward contracts	Financial expense	(10)	4	29
Foreign exchange forward contracts	Cost of sales and operating expenses	(124)	(57)	107

		$(134)	$(45)	$171

NOTE 8:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	December 31, 2015
	Fair value measurements using input type
	Level 1	Level 2	Total

Marketable securities:
US Government treasuries	$1,898	$-	$1,898
Equity	1,161	-	1,161
Foreign currency derivative contracts	-	10	10

	$3,059	$10	$3,069

JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Total

Marketable securities:
US Government treasuries	$3,349	$-	$3,349
Equity	1,185	-	1,185
Foreign currency derivative contracts	-	(132)	(132)

	$4,534	$(132)	$4,402

NOTE 9:-	SHAREHOLDERS' EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

The Company’s shares are traded in the over-the-counter market in the OTCQB Marketplace.

b.	Options issued to employees and directors:

As of December 31, 2015, the Company had three Incentive Share Option Plans (the 1999, 2003 and 2012 plans) under which options are outstanding. The 1999 plan has since expired and no future options may be granted under this plan. The 2003 and 2012 plans provide for the grant of options to officers, management, employees and key employees, directors, consultants and others. The options granted generally become fully exercisable after two to four years and expire between 7 to 10 years from the grant date. Any options from the 2003 and 2012 plans that are forfeited or canceled before expiration become available for future grants.

Pursuant to the option plans, the exercise price of options shall be determined by the Company's Board of Directors or the Company's compensation committee but may not be less than the fair value of the Ordinary share on the grant date.

As of December 31, 2015, an aggregate of 932,069 Ordinary shares of the Company were still available for future grant under the Incentive Share Option Plans.

JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's option activity and related information with respect to options granted to employees for the year ended December 31, 2015 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at the beginning of the year	496,298	$2.19	4.36	$741
Granted	202,500	$4.45
Exercised	(25,682)	$1.40
Forfeited	(32,027)	$5.63

Outstanding at end of year	641,089	$2.76	4.20	$718

Exercisable options at end of year	296,607	$2.28	3.10	$437

Vested and expected-to-vest at end of year	573,884	$2.67	4.05	$685

The total intrinsic value of stock options exercised during 2015 and 2014 was $73 and $3, respectively. No options were exercised during 2013.

The weighted-average estimated grant date fair value of employee stock options granted during the years 2015, 2014 and 2013 was $2.38, $2.17 and $ 0.72, respectively.

c.	Options issued to consultants:

The Company's outstanding options to consultants as of December 31, 2015, were as follows:

Grant date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through

March, 2015	1,500	$4.75	-	March, 2022
October, 2015	54,075	$4.52	-	October, 2022

	55,575		-

JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

d.
As of December 31, 2015, there was $ 266 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.47 years.

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

f.	Stock-based compensation expense:

The following table presents the stock-based compensation included in the line items below in the Company's consolidated statements of operations:

	Year ended December 31,
	2015	2014	2013

Cost of revenues	$19	$4	$6
Research and development	19	3	3
Sales and marketing	45	14	12
General and administrative	61	45	74

Total	$144	$66	$95

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

As of December 31, 2015, the Company had an Israeli net operating loss carryforward of approximately $ 46,620 which can be carried forward and offset against taxable income with no expiration date.

As of December 31, 2015, the U.S subsidiary had used all of its U.S. net operating loss carryforwards for income tax purposes and therefore no net operating loss carryforwards are available for future use.

As of December 31, 2015, the European subsidiaries had net operating losses carryforward for income tax purposes, of approximately $ 2,195 which can be carried forward and offset against taxable income with no expiration date.

d.	Theoretical tax:

In 2015, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the losses outside of the U.S, mainly in Israel, in the amount of $1,931 for which valuation allowance was provided.

In 2014, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the losses outside of the U.S, mainly in Israel, in the amount of $2,258 for which valuation allowance was provided.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2015	2014

Deferred tax assets:

Operating loss carryforward	$12,309	$12,791
Reserves and allowances	1,216	1,434

Total deferred tax asset before valuation allowance	13,525	14,225
Valuation allowance	(13,272)	(13,588)

Deferred tax assets	253	637
Deferred tax liabilities	(181)	(194)

Deferred taxes, net	$72	$442

The Company has provided a valuation allowance in respect of deferred tax assets resulting from tax loss carryforward and temporary differences.

f.	Income (loss) before taxes is comprised as follows:

	Year ended December 31,
	2015	2014	2013

Domestic (Israel)	$(1,931)	$(2,258)	$(1,307)
Foreign	774	2,557	1,043

	$(1,157)	$299	$(264)

JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-        TAXES ON INCOME (CONT.)

g.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2013 and 26.5% in 2014 and 2015.

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%. The Company does not expect that the change in tax rates will have an impact on the Company's financial statements.

h.	Income tax expense (benefit) is comprised as follows:

	Year ended December 31,
	2015	2014	2013

Current tax expenses (benefit)	$35	$737	$(37)
Deferred tax expenses (benefit)	49	230	(345)

	$84	$967	$(382)

Domestic	$-	$-	$-
Foreign	84	967	(382)

	$84	$967	$(382)

i.	Uncertain tax positions:

The amount of unrecognized tax benefits with respect to uncertain tax positions as of December 31, 2015 and 2014 was $418 and $0, respectively. The entire balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

As of December 31, 2015 and 2014, accrued interest related to uncertain tax positions amounted to $30 and $0, respectively.

As of December 31, 2015, Jacada's 2011 tax filling has received final tax assessments.

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

The following is a summary of revenues within geographic areas based on the end-customer's location:

	Year ended December 31,
	2015	2014	2013

United States	$8,536	$9,929	$7,837
Netherlands	1,577	1,668	1,633
United Kingdom	1,518	1,513	1,878
South Africa	1,479	613	142
Germany	1,316	1,976	2,185
Ireland	1,230	-	-
Other	1,667	674	1,951

	$17,323	$16,373	$15,626

	December 31,
	2015	2014
Property and equipment:

Israel	$202	$168
North America	186	228
Other	-	1

	$388	$397

b.	Major customers' data as a percentage of total revenues:

	Year ended December 31,
	2015	2014	2013

Customer A	9%	10%	10%
Customer B	8%	9%	13%
Customer C	8%	12%	14%
Customer D	7%	8%	11%
Customer E	3%	23%	5%

JACADA LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-        SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF OPERATIONS

a.	Financial income (expenses), net:

	Year ended December 31,
	2015	2014	2013
Financial income:

Foreign currency translation adjustments	$-	$12	$10
Realized gain on marketable securities	1	1,862	326
Interest income and amortization/accretion of premium/discount on marketable securities	1	2	5
Dividend on equity marketable securities	30	85	160

	32	1,961	501
Financial expenses:

Bank charges	(25)	(20)	(28)
Foreign currency translation adjustments	(45)	-	-

	(70)	(20)	(28)

	$(38)	$1,941	$473

b.	Allowance for doubtful accounts:

The balance of the allowance for doubtful accounts for the years ended December 31, 2015 and 2014 was $0 and $44, respectively.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JACADA LTD.

/s/ Caroline Cronin
By:	Caroline Cronin
Chief Financial Officer

Date: April 21, 2016

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

101
The following financial information from Jacada Ltd. Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 21, 2016, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2014 and 2015, (ii) Consolidated Balance Sheets (Parenthetical) as of December 31, 2014 and 2015, (iii) Consolidated Statements of Operations for the years ended December 31, 2013, 2014 and 2015, (iv) Consolidated Statements of Operations (Parenthetical) for the years ended December 31, 2013, 2014 and 2015, (v) Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2014 and 2015, (vi) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013, 2014 and 2015, (vii) Consolidated Statements of Changes in Shareholders’ Equity (Parenthetical) for the years ended December 31, 2013, 2014 and 2015, (viii) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015, and (ix) Notes to Consolidated Financial Statements.