Form 20-F
period 2016-12-31
JACADA LTD
filed 2017-04-28
CIK 1095747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

4,517,938 Ordinary Shares, par value NIS 0.04 per share

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.

Large accelerated filer: ☐  Accelerated filer: ☐
Non-accelerated filer: ☒  Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling.

US GAAP: ☒   International Financial Reporting Standards: ☐   Other: ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    No ☒

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include all statements that are not statements of historical facts regarding the intent, belief, or current expectations of our company, our directors or our officers with respect to, among other things:  (i) our financing plans; (ii) trends affecting our financial condition or results of operations; and (iii) our growth strategy and operating strategy (including the development of our products and services).  The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions or variations thereof are intended to identify forward-looking statements.  Prospective investors are cautioned that any such forward‑looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond our ability to control and that actual results may differ materially from those in the forward‑looking statements as a result of various factors and other information contained in this Annual Report, including the performance and continued acceptance of our products, general economic conditions and other risk factors identified under the heading “Item 3.D. Risk Factors”.

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

     In this Annual Report, unless the context otherwise requires:

•	references to “ordinary shares”, “our shares” and similar expressions refer to our Ordinary Shares, par value NIS 0.04 per share;

•	references to the “articles” or “amended articles” are to our Amended and Restated Articles of Association, as amended and currently in effect;

•	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

•	references to the “Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	references to the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

•	references to the “SEC” are to the United States Securities and Exchange Commission; and

•	references to “US GAAP” are to generally accepted accounting principles adopted by the SEC.

Item 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3:	KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected financial data from our consolidated statements of operations and balance sheets for the periods indicated.  The selected consolidated statement of operations data for the years ended December 31, 2016, 2015 and 2014, and the selected consolidated balance sheet data as of December 31, 2016 and 2015, have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.  The financial statements included in this Annual Report have been prepared in accordance with US GAAP. The consolidated statements of operations data for the years ended December 31, 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2014, 2013 and 2012, are derived from our audited consolidated financial statements that are not included herein. The following selected financial data is qualified by reference to, and should be read in conjunction with, the sections entitled “Item 5:  Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and our consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	Year ended December 31,
	2016	2015	2014	2013	2012
Consolidated Statement of Operations Data:	(in thousands, except share and per share data)
Revenues:
Software licenses	$1,743	$4,459	$2,437	$2,930	$1,111
Services	8,145	8,443	9,687	8,948	6,867
Maintenance	4,583	4,421	4,249	3,748	2,789
Total revenues	14,471	17,323	16,373	15,626	10,767
Cost of revenues:
Software licenses	282	97	175	170	62
Services	6,067	6,408	5,813	5,417	6,018
Maintenance	563	479	496	353	629
Total cost of revenues	6,912	6,984	6,484	5,940	6,709
Gross profit	7,559	10,339	9,889	9,686	4,058
Operating expenses:
Research and development	2,933	3,177	3,481	2,918	3,541
Sales and marketing	4,993	5,223	5,052	4,398	4,787
General and administrative	3,212	3,058	2,998	3,107	2,975
Total operating expenses	11,138	11,458	11,531	10,423	11,303
Operating loss	(3,579)	(1,119)	(1,642)	(737)	(7,245)
Financial income (expense), net	121	(38)	1,941	473	856
Income (loss) from operations before taxes	(3,458)	(1,157)	299	(264)	(6,389)
Income tax benefit (expense)	11	(84)	(967)	382	(55)

Net income (loss)	$(3,447)	$(1,241)	$(668)	$118	$(6,444)

Basic net earnings (loss) per share	$(0.81)	$(0.30)	$(0.16)	$0.03	$(1.55)

Diluted net earnings (loss) per share	$(0.81)	$(0.30)	$(0.16)	$0.03	$(1.55)
Weighted average number of shares used in computing basic net earnings (loss) per share	4,233,189	4,166,433	4,159,576	4,159,134	4,159,134

Weighted average number of shares used in computing diluted net earnings (loss) per share	4,233,189	4,166,433	4,159,576	4,166,033	4,159,134

	As of December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,517	$3,438	$3,048	$3,632	$3,587
Cash and investments	*6,609	*7,082	*8,369	*10,376	*10,029
Working capital	4,197	4,778	5,870	6,096	1,671
Total assets	10,530	10,862	13,123	14,700	13,213
Treasury stock	17,863	17,863	17,863	17,863	17,863
Shareholders’ equity	$3,620	$5,401	$6,793	$8,743	$7,743

* Cash and investments include restricted cash of $679, $585, $787, $597 and $603 as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively.

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report and in our other filings with the SEC, including the following risk factors which we face. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. Please see “Cautionary Note Regarding Forward-Looking Statements” above.

Risks Related to Our Business

Our business model is focused on continued growth in a market in which we have only several years of experience.  Failure to continue our penetration into this market would negatively impact our results of operations.

While we have focused on the customer service and support market since 2004, we only entered the digital customer experience market several years ago. In the third quarter of 2012 we introduced Jacada Visual IVR (initially called Jacada Mobile Agent), our product offering designed to enhance self service capabilities from digital engagement channels (such as a website or smart phones) and improve the connectivity between these digital channels and the assisted service channels. While we have obtained several significant customers, we still have relatively limited experience in this evolving market.  Our relatively limited experience and knowledge regarding the digital customer experience market may impede our ability to sell our products and result in decreased revenues and increased losses. In addition, we currently, and in the future, intend to further invest in research and development for products in this market. Failure to have our research and development efforts result in marketable products, and ultimately revenue-producing products, could result in increased losses.

The digital customer experience market is an evolving market, and failure to achieve market acceptance of our products in this space may result in a failure to recover our research and development and marketing expenditures, which would adversely impact our operating results.

Developing a relatively new market requires our educating participants in the market regarding our product capabilities, our educating those purchasing the products of the potential return on investment for the products, as well as demonstrating proof of the technological feasibility of the products themselves. We continue to focus research and development on new products within the digital customer experience market and intend to introduce new products within our digital customer experience customer engagement suite with a goal to increase revenue within the digital customer experience space. While we believe there is now an established market for Visual IVR, we continue to develop products within the digital customer experience market which may not have established markets. Should our go-to-market strategy for educating the market to the benefits of other digital customer experience products we may introduce fail, or if we are unable to garner references from select early adopters, we may be unable to continue to generate revenue from our digital customer experience products.

The investment required in further developing the digital customer experience market may generate little revenue while increasing our cost of sale.

In order to further develop a relatively new technology, on occasion, we have and may continue to be required to perform a proof of technology or pilots where we must prove the benefits of our digital customer experience technologies, including Visual IVR, in a prospect’s specific business environment. These engagements may be performed for a fee, at no charge or at a substantially reduced fee, thereby increasing our cost of sale with limited or no funds to cover the cost.

We do not have a proven business model for the digital customer experience market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our digital customer experience solutions may be harmed or we will experience a further delay in generating revenues from these products.

In addition to our traditional perpetual license model, our recent digital customer experience product offerings are being offered to the market under different pricing models such as transaction-based and software-as-a-service, or “SaaS”. We do not have enough experience to determine whether our business model is correct and appropriate for new sales or follow-on sales. In the event that our chosen business models are inappropriate, we may need to modify them and adjust the manner in which we sell these products in order to close subsequent transactions. This required adjustment may adversely affect our revenues and expense levels.

We have limited business experience in offering a software-as-a-service model; if we fail to meet the technical and support requirements of this model, our efforts to successfully commercialize our digital customer experience solutions, as well as other solutions, may be harmed, we may obtain customers we are unable to support and we may incur significant costs in correcting technical and support concerns.

Recent company efforts have focused on the introduction of a cloud offering for our Jacada Visual IVR and Jacada Agent Scripting products, allowing us to offer these products in a SaaS model. This model requires us to host the software and allow customers to access and use the software remotely. This requires technical innovations to our products as well as an enhanced infrastructure to support active monitoring and disaster recovery efforts required in a SaaS model. If the products we develop fail to meet the technical requirements of a cloud offering, we may fail to successfully develop the digital transformation and digital customer experience market and may fail to generate revenues. In addition, should we be unable to provide the level of monitoring support required of a SaaS model, we may be exposed to the risk of product liability or warranty claims based on failure to maintain certain service level requirements of our customers. In addition, the failure of our products to perform to customer expectations could give rise to warranty or other claims. Any of these claims, even if not meritorious, could result in costly litigation or divert management’s attention and resources. We may not have sufficient funds or insurance coverage to satisfy any or all liability that may be imposed upon us with respect to these claims.

We must continue our investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues.

Our sales and marketing teams have limited resources. The size of our current sales and marketing departments may not be sufficient to increase market awareness or identify and qualify a sufficient number of sales opportunities to assist in revenue growth. In addition, we believe that in certain markets our future success may be dependent upon the expansion of our indirect distribution channels, consisting of relationships with partners, system integrators, call center outsourcers, resellers and distributors. During 2016, while our list of partners grew, we still had relationships with only a limited number of partners. The number and quality of the partnerships we maintain may not be sufficient to allow us to expand into certain markets.

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

If any of these circumstances arises, we will have to devote substantially more resources to the sales, marketing, distribution, implementation, customization and support of our products than we otherwise would, which would negatively impact our operating results.

Our revenues may decline if we do not increase the number of transactions that we effect in 2017.

Our backlog may decrease if we do not maintain or increase the number of our transactions. Reduced backlog means that we will be more dependent on signing new transactions in order to generate revenues. If we fail to sign a sufficient number of new transactions in 2017 for which we recognize revenue in 2017, our revenues and results of operations will be adversely affected.

Because our solutions are complex and generally involve significant capital expenditures by customers, we may invest significant time and expense in trying to make a sale to a potential customer that ultimately chooses not to purchase our solutions.

Our sales typically involve significant capital investment decisions by prospective customers, and often require us to expend a significant amount of time to educate prospective customers as to the benefits of our solutions. As a result, before purchasing our solutions, companies spend a substantial amount of time performing internal reviews and obtaining approvals. On occasion, particularly as we introduce our digital customer experience solutions, we may be required to perform a proof of technology where we must prove the benefits of our technology in a prospect’s specific business environment. While these are typically performed for a fee, they may be performed at no charge or at a substantially reduced fee, thereby increasing our cost of sale with limited or no funds to cover the cost. Even if our solutions are effective, our target customers may not choose them for technical, cost, support or other reasons.

Revenues from our customer service and support solutions might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations.

During 2016, 2015 and 2014, revenues from our customer service and support solutions were derived from large orders from a small number of customers. In 2016, 2015 and 2014, the three largest customers in each individual year accounted for an aggregate of 30%, 25% and 45% of our total revenues, respectively. We believe that our revenues will continue to be dependent on a relatively limited number of significant customers for the foreseeable future, and we cannot assure you that we will make repeat sales to these customers. We also cannot assure you that new customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or significant reductions in sales from a key customer would significantly reduce our revenues and make it significantly more difficult for us to become profitable.

Competition in the market in which we operate is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced.

The markets in which we operate are competitive and subject to change. Our products compete with other customer experience optimization and customer service solutions offered by other vendors including NICE Systems, OpenSpan and Pega Systems. In addition, with our product offering, Jacada Visual IVR and our digital customer experience solutions, we face new competitors in the digital customer service space, including Voxeo, Fonolo, CallVU, CafeX, 24/7 and Genesys. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

Other solutions are available to provide similar benefits to the ones we offer in the digital customer experience market, such as virtual assistance solutions, and we may compete concerning priorities, budget and solution approach with vendors of those solutions.  In addition, in the customer service and support market, our potential customers may choose to deploy traditional CRM application software, or utilize their own information technology personnel or system integrators to write new code or rewrite existing applications in an effort to develop their own customer service and support solutions. As a result, prospective clients may decide against purchasing and implementing externally-developed solutions such as ours.

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

Sales of our solutions require in many cases advance sales activity involving consultants and post-sale implementation and customization. We rely on our staff of professional consultants, other technical service personnel and subcontractors to implement our solutions after they are purchased by our customers. Unless we are able to recruit and retain professional consultants, other technical service personnel and subcontractors, or hire and train such personnel and subcontractors to replace those who leave us, it will be difficult for us to implement our solutions and obtain customer acceptance and to increase or possibly even maintain our present level of sales due to constraints on our capacity to implement sales.

Our future growth will be adversely affected and our future operating results may be adversely affected if we fail to develop and introduce new functionality for our products in the customer service and support market or if our new products in the digital customer experience market fail to achieve market acceptance.

In order to achieve sales growth we will need to develop and introduce new functionality for our customer service and support solutions and new products for our target market in the digital customer experience space. Our ability to do so requires us to invest significant resources in research and development and in sales and marketing.  If we fail to develop, integrate and market new functionality or new products successfully, we may not be able to recover our research and development expenditures or our sales and marketing expenditures, which would adversely impact our operating results. Specifically, we have invested, and expect to continue to invest, significant resources in the development and marketing of our digital customer experience product offerings and extensions thereof. This market is an evolving market, and failure to achieve market acceptance of our products in this space may result in a failure to recover our development and marketing expenditures, which would adversely impact our operating results.

A majority of our revenues derives from the provision of professional services, which are characterized by lower gross margins.

We derive our revenues from license fees for our software products; fees for professional services (which include customization, implementation, and integration of our solutions); training; and maintenance and support services. In 2016, 2015 and 2014, services revenues constituted a majority of our total revenues. Services revenues have lower gross margins than software revenues.  If we do not increase the portion of our total revenues attributable to software license fees or if we do not increase our professional services gross margins, we may not be able to achieve or maintain profitability.

Failure to deliver professional services efficiently could negatively impact our gross margins.

Our relatively limited experience and knowledge regarding the digital customer experience market, particularly for our newly introduced products, and the delivery of our products and solutions for this new market, may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated.  In addition, failure by our professional services team to properly scope a project or install our products could require us to utilize more resources than anticipated to meet the customer requirements or correct defects, impacting our gross margins. Any such extraneous expenditure of resources may negatively impact our professional services gross margins and our ability to achieve or maintain profitability. Additionally, failure to deliver professional services efficiently and to our customers’ satisfaction may increase the potential of termination of projects by our customers.

Uncertain global economic conditions, including credit constraints, could adversely affect us.

During recent years, weakness in the global credit markets, failures or material business deterioration of investment banks, commercial banks, and other financial institutions and intermediaries in certain parts of the world, particularly in Europe, and reductions in asset values across businesses, households and individuals, combined with other financial and economic indicators, caused economic uncertainty. These conditions, should they re-appear, may result in reduced demand or funding for projects involving our customer service and support or digital customer experience solutions, longer sales cycle for our projects or termination of projects by our customers, which may adversely affect our results of operations. Among other things, we might face:

•
potential declines in orders for our customer service and support or digital customer experience solutions and in our revenues from such solutions due to reduced or postponed orders or other factors caused by economic challenges faced by our customers and prospective customers;

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

As a non-U.S. company, we could potentially be treated as a passive foreign investment company, or a PFIC, if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” (which we refer to as the Income Test) or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income” (which we refer to as the Asset Test).  Please see the discussion under “Item 10E. Taxation” for further details regarding these tests. We believe that we were not a PFIC for United States federal income tax purposes in 2016, and we do not anticipate that we will be a PFIC in 2017. While we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination. Ultimately, our status is a factual determination made annually and may be subject to change.

If we are determined to be a PFIC, a U.S. Holder (as described in “Item 10E. Taxation” below), may be subject to less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our ordinary shares and may be required to pay United States federal income tax at ordinary income rates for gains, dividends, as well as an interest charge on certain “excess distributions,” as explained later on.   See “Item 10E. Taxation” for a more comprehensive discussion of our status in connection with the PFIC rules, our strategies for attempting to manage this risk and the United States federal income tax consequences if we were to be treated as a PFIC.

We expect to be subject to increasing risks of international operations.

Currently we market and sell our products and services primarily in North America and Europe, from which areas we received approximately 86% of our total revenues for the year ended December 31, 2016. Managing our operations in North America and Europe requires significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products in regions other than North America and Europe.  Other areas into which we market our products, either through direct sales or partners, include Israel, India and Asia Pacific. Our inability to increase our worldwide operations successfully could adversely impact our business.

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

We invest our cash, cash equivalents and marketable securities in a number of countries, and in the custody of financial institutions, with high credit ratings. In 2010, we invested the majority of our cash in the common stock of various highly capitalized publicly traded corporations. In 2014 we sold most of the common stock held by us, resulting in a gain of $1.9 million. As of December 31, 2016, we held $0.9 million in common stock. See “Item 10E. Taxation” for more information regarding the purposes of these investments.

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

We incorporate open source technology in our products, which may expose us to liability and have a material impact on our product development and sales.

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

We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits (assuming that we generate taxable income that would enable us to utilize those benefits) could have a material adverse effect on our business, financial condition and results of operations. An amendment to the tax law, effective as of January 1, 2011, modified the benefit tracks and an additional amendment, effective as of January 1, 2017, provided additional potential tax benefits.  See “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Impact of Tax Policies and Programs on our Operating Results— Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments, 5719-1959” for a description of those amendments. We cannot assure you that we will, in the future, be eligible to receive tax benefits under this law. In addition, in the event that we increase our activities outside of the State of Israel, these activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, if we are found ineligible for these anticipated tax benefits, our future expected corporate taxes payable could increase significantly.

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

  See Item 5 and our consolidated financial statements included in Item 18 of this annual report on Form 20-F for a description of our capital expenditures for the past three fiscal years through the date of this annual report.  We have made no divestitures during the same time period. In addition, we are not currently engaged in a capital divestiture and our current capital expenditures are mainly for computers, software and peripheral equipment.  These capital expenditures are financed with our internal cash resources.

We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies’ shares, during fiscal years 2016 or 2017 (thus far).

B.   Business Overview

Industry Overview

Jacada is a software company that helps enterprises simplify their customer interactions on both voice and digital channels, helping to reduce customer effort, reduce cost of operations, and drive additional revenue.

Jacada provides a digital customer experience solution, which is a digital interaction platform to bridge the voice and digital disconnect and create cross channel interactions for an enterprise’s customers. We refer to this market as the “digital customer experience market”.

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

Digital Customer Experience Market

In today’s highly competitive markets, companies increasingly focus on providing customer service as a means of increasing customer satisfaction and customer retention rates. Customers are demanding service when they need it and how they need it. Whether it is a digital session on a mobile device or the internet, a voice call or even a proactive outbound notification, customers demand that interactions be low-effort, efficient and on the channel of their choice. In today’s environment, customers prefer the ability to “self-serve” before placing a call to a contact center, or call center. They prefer to skip lengthy call menus and confusing options in a voice interactive voice response, or IVR, and instead prefer to use visually guided menus on a company website or on their smartphone, allowing them to quickly find their desired answer without having to speak with an agent. If the customer does not find what they are looking for on a certain channel, they expect to hop between channels, for example, website to voice channel, without the need to repeat themselves and continue the dialog with the from where they concluded on the previous channel.

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

Our Solutions

We develop, market and support digital customer experience solutions, unified agent desktop and robotic process optimization solutions. Our digital customer experience solutions allow our customers to deliver consistent customer service across multiple digital channels (such as smart-phones and web self-service) and ensure a seamless connectivity into the contact center in the event the user was unable to complete the self-service transaction in the digital channel. Our digital customer experience solutions improve self-service across digital channels, ensure low inbound call volume, reduce handling time if agent assistance is still required and provide an improved customer experience.

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

Benefits

Our solutions provide the following business benefits:

•
Seamless transition between self-service and assisted service channels, reduced inbound call volume through increased self-service resolution and reduction in agent handling time. Jacada’s digital customer experience solutions bridge the gap between self-service and traditional customer service contact channels and improve self service capabilities. This results in a consistent customer service experience through the various channels, a reduced number of inbound calls and a shorter average handling time when agent assistance is still required. Because customers are more apt to provide information and select the correct menu options when using a visual experience, Jacada digital customer experience solutions achieve better self-service rates compared to the traditional voice IVR. When self-service is not achieved, Jacada digital customer experience solutions can use the information provided during the self-service attempt to route the call to the right agent. Jacada’s digital customer experience solutions also transfer the information collected during the self-service attempt to the agent, preventing the need to repeat information, therefore reducing call handle time.

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

Products and Technology

Our products include:

Jacada® WorkSpace Agent Desktop. Jacada WorkSpace Agent Desktop is a built-for-purpose solution that unifies customer interaction tools and provides a single access point to all the mission-critical applications required by the customer service representatives to effectively complete a customer interaction. Jacada WorkSpace Agent Desktop delivers a wide range of capabilities that enable companies to freely implement optimal contact center processes and maximize customer service representative productivity.  Jacada WorkSpace Agent Desktop eliminates the inefficiency of a desktop maze by providing an agent with a single interface to access the multitude of disparate systems and resources needed to effectively perform his or her job.  In addition, by using dynamic, role-based desktop controls, Jacada WorkSpace Agent Desktop enables companies to transform product-specific or function-specific agents to ‘universal’ agents, maximizing agent productivity and reducing operational costs.

Jacada® Visual IVR. Jacada Visual IVR is our digital customer experience solution which enables end users to engage in a mobile self-service session through smart phones, tablets or other smart devises (either as an extension to a native mobile application or independently from a native mobile application) which visually maps out the steps of the customer service interaction. This visual interaction, or Visual IVR, has full support for data entry and sophisticated self-service capabilities, including being able to proactively mine knowledge bases for information and retrieve or update customer information in real time. Jacada Visual IVR connects the customer’s self-serve interaction directly with a company’s underlying line of business applications to solve their problem. For calls that do require agent assistance, however, Jacada Visual IVR provides a seamless transition to the voice or chat channel from the self-service channel. Once the call is connected to the agent, all of the steps already taken by the customer, as well as any data entered, are visible to the agent. By doing so, customers will not have to repeat information. Additionally, the underlying systems can be pre-populated with the customer information, adding a further benefit of reduced handle times.

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

Our intellectual property rights in the Jacada Interface Server and the Jacada HostFuse products were sold in January 2008 as part of the sale of our traditional market business. We are licensed to develop and sell these products under an irrevocable license agreement. Our license to sell these products, on a stand-alone basis, is limited to sales for the use by our customers in their customer services and support business. See “Item 4A. History and Development of the Company”.

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

Professional Services

Our professional services include training, consulting services (which include solution design, installation, implementation, integration and customization of our solutions), and product support and maintenance services.

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

We bill for our professional consulting services (which include design, installation, implementation, integration and customization of our solutions), either on a fixed fee basis or by the hour plus out-of-pocket expenses, and for training services by the day plus out-of-pocket expenses.

Product support and maintenance services are provided to our customers through agreements under which we provide technical support for our software products by telephone, fax, e-mail and the Internet and provide updates, upgrades and fixes to our software products on an if-and-when-available basis. Customers can select between standard support and maintenance services, offered during business hours, or enhanced support and maintenance services, offered 24 hours per day, seven days per week. Our customers generally purchase support and maintenance services for 12 months after the initial purchase of our solutions, renewable annually thereafter.

Principal Markets

Our principal markets are North America and Europe. We generate revenues from licensing our software products to customers and providing customers with training, professional services, product or solution support and maintenance services. Software licenses revenues constituted approximately 12%, 26% and 15% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively, while professional services, support and maintenance revenues constituted approximately 88%, 74% and 85% of our total revenues, respectively, for the same periods.  Software licenses revenues generated from North American customers constituted approximately 8%, 13% and 10% of our total revenues in the years ended December 31, 2016, 2015 and 2014, respectively, while professional services, support and maintenance revenues generated from North American customers constituted approximately 41%, 39% and 53% of our total revenues, respectively, for the same periods.  Software license revenues generated from European customers constituted approximately 0.3%, 4% and 3% of our total revenues in the years ended December 31, 2016, 2015 and 2014, respectively, while professional services, support and maintenance revenues generated from European customers constituted approximately 36%, 29% and 29%, respectively, for the same periods.

Seasonality

 Not applicable.

Sources and Availability of Raw Materials

Not applicable.

Sales and Marketing

We sell our products through our direct sales force in North America, Europe and Asia, as well as through our indirect distribution channels, consisting of system integrators, partners and call center outsourcers. We also use indirect distribution channels in countries where we have no direct sales operations. As of December 31, 2016, we had 27 people in our sales and marketing organization, compared to 27 as of December 31, 2015.

During 2016 we maintained our business arrangements with our strategic indirect sales channels for our customer service and support and our digital customer experience solutions and also invested in the establishment of arrangements with new indirect channels. Our indirect distribution channels, which act as independent sales agents and value added resellers, include Avaya, and Cisco, both global leaders in business communications, Amdocs, a global customer experience software solutions provider, Cognizant, Cornastone and Accenture, each a global management consulting, technology services and outsourcing provider, and IBM Global Services, Tech Mahindra and Wipro, each a large global IT services provider. It is our expectation that our indirect distribution channels will continue to extend our market reach by increasing market awareness of our solutions and presenting us to potential customers. We intend to continue to invest in 2017 in the development of our indirect sales channels, including the potential for OEM distribution agreements and software-as-a-service to call center host providers.

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

Customers

Our customers include end users to whom we sell our products and services directly, system integrators, partners, distributors and other intermediaries who resell our products to end users, and end users who purchase our products from such distributors and other intermediaries. A typical customer for our solutions is a business that:

•	possesses an inbound contact center with 100 or more agents who manage repetitive call types such as billing, claims, service activation, etc.;

•	recently completed a merger or acquisition resulting in an organization with disparate systems and processes;

•	operates complex business processes that require repetitive data entry by the contact center agent or inputting of various pieces of data across multiple screens;

•	possesses host-based legacy systems as systems of record;

•	does not use its CRM system as the primary system of record, or where the CRM is the primary system of record, the user interface is inefficient; and

•	has a strategic initiative to outsource its IT development, especially around the contact center.

Some examples of the industries in which our customers operate and their uses of our products include:

•
Telecommunications providers, which use our solutions to assist in streamlining and automating their customer service process, billing inquiries, account changes, and to generally improve the productivity and efficiency of their contact center.

•
Insurance companies, which use our digital customer experience solutions to allow members to perform a greater level of self-service such as checking claims status, requesting ID cards and locating a provider from their mobile device and, if ultimately necessary, reduce call handle time when a member is transferred an agent. Our customer service and support solutions are used to modernize an insurance company’s contact center applications, enable Web access to these applications for customers to update account information via the Internet, and integrate their customer information systems with CRM applications.

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

Research and Development

We believe that strong product development is essential to our strategy of continuing to enhance and expand the capabilities of our products. We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited and intend in the future to recruit key software engineers and developers with experience in Java, .Net, communications, expert systems, Windows internals and Internet technologies. Our research and development efforts, which include internal development as well as acquisition of technology components, are primarily focused on enhancing existing and adding new products to our digital customer service suite of products, as well as enhancing and adding functionality to our customer service and support products.

Research and development costs are charged to the statement of operations as incurred. Accounting Standard Codification (“ASC”) 985-20 "Costs of Software to Be Sold, Leased, or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon completion of a working model. No material costs are incurred between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs have been expensed as incurred.

Our research and development expenses were $2.9 million, $3.2 million and $3.5 million for the years ended December 31, 2016, 2015 and 2014, respectively.  As of each of December 31, 2016, 2015 and 2014, 24 professionals were engaged in research and development activities. See also “Item 5. Operating and Financial Review and Prospects. A. Operating Results, Total Operating Expenses.”

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

Certain features of our Jacada Agent Scripting and Jacada Visual IVR products are based on technology licensed to us under an OEM Distribution and Subscription Agreement that we entered into in January 2014. The agreement provides us the right to copy and incorporate the licensed software into certain products, subject to our obligation to pay royalties to the licensor.

In addition, while not formally pursuant to a license agreement, we also often integrate certain telecommunication services that are provided by a third party with our Visual IVR product. We purchase such services under an ISV Partner Agreement entered into in July 2014. The agreement provides us the right to offer and make such services available to end users in connection with the user of our products, subject to our obligation to pay transaction fees to the partner.

Competition

The markets in which we operate are competitive and subject to rapid change. We believe that the competitive factors affecting the markets for our products and services include:

•	product functionality and features;

•	our ability to successfully deliver our projects/solutions

•	ease of product implementation;

•	availability of global support;

•	relationships with key distribution partners;

•	existing vendor relationships;

•	quality of customer support services;

•	product reputation; and

•	financial stability of vendors.

The relative importance of each of these factors depends upon the specific customer environment. Although we believe that our products and services currently compete favorably, we may not be able to maintain our competitive position against current and potential competitors. In addition, many companies choose to deploy their own information technology personnel or utilize system integrators to write new code or rewrite existing applications in an effort to develop new solutions. As a result, prospective customers may decide against purchasing and implementing externally developed and produced solutions such as ours. The digital customer experience space, which we entered in 2012 with the introduction of our Jacada Visual IVR product (initially called Jacada Mobile Agent), is an emerging market and, while we believe our product will compete favorably with others in this market, we may not be able to gain a competitive advantage in this space.

Our customer service and support products compete with other contact center solutions offered by vendors including OpenSpan, NICE Systems, Pega Systems and Cicero. In addition, with our digital customer experience product offerings, we face new competitors in this market, including Voxeo, Fonolo, CallVU, Genesys and 24/7. We expect additional competition from other established and emerging companies.

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

Material Effects of Government Regulation in Israel

Pursuant to the Law for the Encouragement of Capital Investments, 1959, or the Capital Investments Law, the Israeli government has granted “Approved Enterprise” status to our existing capital investment programs under the Alternative Benefits Program. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. In April 2005 and January 2011, the Capital Investments Law was amended to revise the criteria for qualifying for tax benefits under this law.  In December 2016, the Israeli Knesset passed a number of changes to the Capital Investments Law regimes. These changes were scheduled to come into effect beginning on January 1, 2017, provided that regulations are promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project. The regulations were set to be finalized by March 31, 2017, but have been delayed. Accordingly, these changes have not come into effect yet and it is not clear when the new regulations will be finalized. See “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Impact of Tax Policies and Programs on our Operating Results— Israeli Tax Considerations and Government Programs— Law for the Encouragement of Capital Investments, 5719-1959” for more information.

As of December 31, 2016, we had not yet begun to generate taxable income for purposes of the Capital Investments Law. Once we do generate taxable income, if we fail to comply in whole or in part with the conditions and criteria set forth under this law, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we may receive, adjusted for inflation and interest.

As of December 31, 2016 we believe that we are in compliance with all of the conditions required by the Capital Investments Law.

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

Overview

We develop, market and support digital customer service solutions, customer experience management and robotic process optimization solutions that simplify and automate customer service processes.  By bridging disconnected systems into a single, “intelligent” workspace, and by improving our customers' self service capabilities through various digital channels, our solutions create greater operational efficiency and increase agent and customer satisfaction while engaging via the two main interaction touch points (voice and web). We also provide related professional services, including training, consulting, support and maintenance.

Over the last two years, we have focused on extending our digital customer experience business while maintaining our customer service business.

In an effort to expand our footprint and grow revenues in the digital customer experience space, during 2016 we concentrated our development efforts on what we call a “Contact Hub” suite of products. These products help to maximize self-service by pivoting customers to a digital channel, then allow them to self-serve on that digital channel, deflecting calls from the call center. Specifically, we have concentrated our research and development efforts on new functionality within Visual IVR, the expansion of our proactive engagement products and the creation of a virtual agent product which allows customers to improve self-service on the web. In addition, we worked extensively with several key business partners to market Visual IVR, resulting in contracts with several new significant customers in 2016, including a new Fortune 50 company. Specifically, we closed deals through partners for a large telecommunications company and for a large US health insurance provider, among others. These successes, in addition to other significant customer wins, allowed us to increase our revenues in the digital customer experience space.

On the other hand, we experienced a decline in revenues from our customer service suite of products (hereafter called “Core” products). While we were able to achieve approximately the same level of services revenues from existing Core customers year-over-year, we saw a decline in both (i) the purchases of additional licenses by existing customers and (ii) new unified agent desktop projects during 2016. While we expect to maintain revenues from our customer service market during 2017, that market continues to be competitive, with long sales cycles, which could impact our revenues from that market in the future.

Total revenue for 2016 was made up of $1.7 million in software, $8.1 million in services and $4.6 million in maintenance and support compared to $4.5 million in software, $8.4 million in services and $4.4 million in maintenance and support for 2015. Total revenue decreased to $14.5 million from $17.3 million in 2015. As mentioned above, while we saw strong growth in revenues from our digital customer experience products, we saw a decline in revenues from our Core products.

Our gross margins declined from 60% in 2015 to 52% in 2016. Our software margins declined from 98% in 2015 to 83% in 2016, a result of a significant decline in software license revenues (as described above), coupled with higher royalties and other transaction related fees associated with our digital experience solutions, the portion of our business which grew during 2016. Services margins improved to 26% in 2016 from 24% in 2015 as new management in the services department focused on resolution of some challenging projects, assigning more experienced personnel to help bring those projects to conclusion. Our maintenance and support projects margins remained relatively constant, decreasing slightly to 88% in 2016 from 89% in 2015.

As mentioned above, during 2016, we focused our research and development efforts on broadening out our digital experience solutions. In addition to enhancements of Jacada Workspace Agent Desktop and Jacada Integration and Automation our efforts were primarily dedicated to the further development of our Contact Hub including Virtual Agent, proactive engagement and collaboration rooms. In addition, following customer requirements, we expanded our cloud environment to service new regions in the European Union and in Asia Pacific. Our research and development expenses were $2.9 million compared to $3.2 million in 2015.

Our sales and marketing expenses totaled $5.0 million in 2016, compared to $5.2 million in 2015. Our marketing efforts focused on go-to-market activities for our new digital customer experience solutions, lead generation and co-marketing with our partners, website experience improvements and search engine optimization, among other things.

We closed the year with an operating loss of $3.6 million, compared to a loss from operations of $1.1 million in 2016. Our net loss was $3.4 million in 2016 compared to $1.2 million in 2015.

In 2016, our three largest customers accounted for 30% of our revenues. To the extent that this trend continues, our revenues will be dependent on a relatively limited number of significant customers. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to become profitable.

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

Cost of software licenses revenues primarily consists of royalties and transactional fees associated with telecommunication services integrated with certain of our products.

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

We derive our revenue principally from:

•
initial sales of licenses to use our software either on a perpetual or term basis, including professional services such as customization, implementation and integration services, and associated support and maintenance, also called post-contract support or PCS, and

•	subscription fees for accessing our cloud-based software services, known as Software-as-a-Service.

Perpetual or Term Licenses. Sales of software licenses are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. We consider all arrangements with payment terms extending beyond customary payment terms not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met. We do not grant a right of return to our customers. In transactions where a customer’s contractual terms include a provision for customer acceptance based on customer-specified subjective criteria, or for evaluation purposes, we recognize revenues only when such acceptance has been obtained or as the acceptance provision lapses. However, in transactions where a customer's contractual terms include a provision for customer acceptance based on customer-specified objective criteria, we recognize revenue if we can demonstrate that the delivered product meets the specified criteria prior to customer acceptance.

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

Software as a Service, or SaaS. We enter into SaaS arrangements with multiple deliverables that generally include subscription fees, PCS and professional services. If the deliverables have standalone value upon delivery, as discussed below, we account for each deliverable separately with subscription services being recognized ratably over the contract term and professional services being recognized as performed.

In determining whether professional services have standalone value, we consider the availability of the services from other vendors and the nature of the professional services. To date, we have concluded that all of the professional services included in multiple deliverable arrangements executed have standalone value. Multiple deliverables included in an arrangement are separated into different units of accounting and the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. We determine the relative selling price for a deliverable based on its VSOE, if available, or its best estimate of selling price (“BESP”), if VSOE is not available. For professional services, the Company uses the established VSOE as the relative selling price.

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

We recognize an impairment charge when a decline in the fair value of our investments in debt and equity securities below the amortized cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and if we have the intent to sell the security, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. However, if we do not expect to sell a debt security, we still need to evaluate expected cash flows to be received and determine if a credit loss exists. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statements of income as financial income, net and, with respect to debt securities which we do not expect to sell, is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss).

Fair value of financial instruments. We measure our investments in marketable securities and our foreign currency derivative contracts at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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

Income Taxes. We use the liability method to account for income taxes, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board, or FASB, issued an Accounting Standards Update, or ASU, No. 2014-09 on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In 2015, the FASB issued guidance to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption for fiscal years beginning after December 15, 2016.

In March, April, May and December 2016, the FASB issued additional updates regarding certain principal versus agent considerations, identifying performance obligations and licensing, various narrow scope improvements and technical corrections and improvements based on practical questions raised by users.

The standard requires revenue to be recognized when control of promised goods or services is transferred to customers in amounts that reflect the consideration to which we expect to be entitled in exchange for those goods or services. The standard also provides guidance on the recognition of costs related to obtaining customer contracts. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the standard is applied only to the period of adoption and the cumulative effect of applying the standard would be recognized at the beginning of that period.

We are currently evaluating the timing and method of adoption of the new revenue standard and also the impact that the standard will have on our consolidated financial statements and related disclosures.

In 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. We adopted the provisions of ASU 2014-15 for the year ended December 31, 2016.

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

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of this new guidance.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. We are currently evaluating the impact that this ASU will have on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this update change the accounting for certain stock-based compensation transactions, including the income tax consequences and cash flow classification for applicable transactions. We will adopt this ASU on its effective date of January 1, 2017. We are currently evaluating the impact that this guidance will have on our consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01). The standard addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. We are currently evaluating the impact of adopting the new standard on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, or ASU 2016-13. This update changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016- 13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. We do not expect that this new guidance will have a material impact on our consolidated financial statements.

A.   Operating Results

Our historical operating results for the years ended December 31, 2016 2015 and 2014 as a percentage of total revenues are as follows:

	2016	2015	2014
Revenues:
Software Licenses	12%	26%	15%
Services	56	49	59
Maintenance	32	25	26
Total revenues	100%	100%	100%
Cost of revenues:
Software Licenses(*)	2	1	1
Services(*)	42	37	36
Maintenance(*)	4	2	3
Total cost of revenues	48	40	40
Gross profit	52	60	60
Operating expenses:
Research and development	20	18	21
Sales and marketing	35	30	31
General and administrative	22	18	18
Total operating expenses	77	66	70
Operating loss	(25)	(6)	(10)
Financial income (expense), net	1	(1)	12
Income (loss) from operations before taxes	(24)	(6)	2
Income tax (expense) benefit	(0)	(1)	(6)
Net income (loss)	(24)	(7)	(4)

* Respective revenues

Years Ended December 31, 2016, 2015 and 2014

Revenues and Cost of Revenues

Revenues.  Revenues were $14.5 million, $17.3 million and $16.4 million for the years ended December 31, 2016, 2015 and 2014, respectively. With a focus on the digital customer experience market, especially growth through select partners, we were able to increase our revenues in the digital customer experience market. However, we experienced a decline in revenues from our customer service suite of products, otherwise known as our Core business, most specifically, a decline in additional Core license sales to existing customers as several of our long-standing customers moved to a full roll-out of their agent desktop solution.

Total revenue for 2016 was made up of $1.7 million in software, $8.1 million in services and $4.6 million in maintenance and support compared to $4.5 million in software, $8.4 million in services and $4.4 million in maintenance and support for 2015.

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

Backlog, excluding maintenance renewals, was $7.5 million, $7.5 million and $6.1 million as of December 31, 2016, 2015 and 2014, respectively.

In each of 2016, 2015 and 2014, a significant portion of our revenues was derived from a few large orders. In 2016, 2015 and 2014, the three largest customers in each individual year accounted for an aggregate of 30%, 25%, and 45% of our total revenues, respectively.

Software licenses revenues. Software license revenues were $1.7 million, $4.5 million and $2.4 million, or 12%, 26% and 15% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively.

The $2.8 million decrease in software license revenue from 2015 to 2016 was primarily the result of a decline in our Core business, including a decline from additional license sales to existing customers as several of our long-standing customers moved to nearly complete agent roll-out of their agent desktop solution, thus requiring limited purchases of additional licenses for added agents. This decline was offset by an increase in our digital customer experience business. The majority of our new customers in 2016 were in the digital experience market.

The $2.1 million increase in software revenues in 2015 was the result of (i) beginning 2015 with an additional $500,000 in software backlog compared to 2014, all of which was recognized in 2015, (ii) an uncommon $1 million increase in additional licenses purchased by existing customers during 2015 as compared to 2014 and (iii) an increase in contracts with new customers, primarily through partners, contributing the final $500,000 increase in revenues.

Service revenues. Service revenues were $8.1 million, $8.4 million and $9.7 million, or 56%, 49% and 59% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively. Service revenues are generated primarily from installation, implementation and customization of our software products.

In 2016, we were able to maintain services revenues from some of our long standing Core customers who use our services for ongoing updates and improvements to their unified agent desktop. Services revenues from new customers however, decreased by approximately $0.3 million with the mix of revenues reflecting an increase in services revenue from digital solutions and a decline in services revenue from Core solutions.

In early 2014, we secured a large contract for the implementation of Jacada products into a new division of an existing customer. This contract alone represented approximately 20% of our 2014 revenue and had a very large services component. This contract ended in very early 2015, representing the primary factor in the decrease in services revenue between 2014 and 2015.

Maintenance revenues. Maintenance revenues were $4.6 million, $4.4 million and $4.2 million, or 32%, 25% and 26% of our total revenues for the years ended December 31, 2016, 2015, 2014, respectively. Maintenance revenue increased from 2014 to 2015 and again from 2015 to 2016 due to (i) the completion of the implementation of projects with new customers, which enabled us to begin recognition of the associated maintenance contract and (ii) general increases in maintenance fees. In addition to the above, maintenance revenues increase from 2014 to 2015 due to additional maintenance from the additional software purchases of existing customers in 2015, as discussed above.

Geographic Distribution of Revenues

Revenues and the percentage of net sales (in thousands) by region for the last three years, as well as the percentage change, were as follows:

	Year ended December 31,
	2016			2015			2014
	Revenue	Percentage of total revenue	Percentage change	Revenue	Percentage of total revenue	Percentage change	Revenue	Percentage of total revenue	Percentage change
	(amounts in thousands, US dollars)
North America	$7,202	50%	(19)%	$8,942	52%	(13)%	$10,248	63%	22%
Europe	5,207	36%	(9)%	5,728	33%	9%	5,268	32%	(13)%
Middle East and Africa	1,538	11%	(45)%	1,606	9%	135%	683	4%	381%
Other	524	3%	(50)%	1,047	6%	502%	174	1%	(83)%
	$14,471	100%	(16)%	$17,323	100%	6%	$16,373	100%	5%

Total Cost of Revenues. Total cost of revenues was $6.9 million, $7.0 million and $6.5 million, representing 48%, 40% and 40% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively. Total cost of revenues decreased from 2015 to 2016 primarily due to a $0.3 million decrease in the cost of services revenue, offset in part by a $0.2 million increase in cost of software licenses revenue.

Total cost of revenues increased from 2014 to 2015 primarily due to additional resources required to complete significant projects, including two challenging projects, in 2015.

Cost of software licenses revenues was $0.3 million, $0.1 million and $0.2 million or 16%, 2% and 7% of software revenues for the years ended December 31, 2016, 2015 and 2014, respectively. Cost of software license revenues increased in 2016 due to higher royalties and other transaction related fees associated with our digital experience solutions, which represented a larger percentage of our license revenue during 2016.

In 2014, we entered into two new OEM agreements which obligate us to pay royalties on certain software integrated into our products. In 2015, we amended one of our OEM agreements to allow us the rights to the source code of the associated product without any royalties, resulting in reduced cost of software licenses in 2015 when compared to 2014.

Cost of service revenues was $6.1 million, $6.4 million and $5.8 million, or 74%, 76% and 60% of service revenues for the years ended December 31, 2016, 2015 and 2014, respectively. Services margins were 26% in 2016, 24% in 2015 and 40% in 2014.

Services margins improved to 26% in 2016 from 24% in 2015 as new management in the services department focused on resolution of some challenging projects, assigning more experienced personnel to help bring these projects to conclusion.

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

Cost of maintenance revenues was $0.6 million, $0.5 million and $0.5 million, or 12%, 11% and 12% of maintenance revenues for the years ended December 31, 2016, 2015 and 2014, respectively. Maintenance headcount averaged approximately 4 in 2016, 2015 and 2014. Cost of maintenance revenues includes personnel allocated to provide solution support, which requires us to provide adaptive maintenance and upgrade support for a customer, as needed. During 2014 and again in 2016, we had additional headcount allocated to support our solution support customers as they required significantly more adaptive maintenance and upgrade support than in prior years, thus accounting for the increased cost of maintenance in those years.

Total Operating Expenses. Total operating expenses in 2016 were $11.1 million, a decline from the $11.5 million reported in both 2015 and 2014. As we completed the full launch of Visual IVR and Jacada Interact, the technology platform underlying our digital customer experience solutions and the full launch of our cloud solutions, we were able to reduce research and development expenses in both 2015 and 2016. We instead invested those funds in sales and marketing activities. While sales and marketing expenses appear to have declined in 2016, our expenditures on marketing actually increased and our expenditures on sales declined between the years primarily due to a decrease in commissions associated with the decrease in revenues.

Research and Development.  Research and development, or R&D, expenses were $2.9 million, $3.2 million and $3.5 million for the years ended December 31, 2016, 2015 and 2014, respectively. As we completed the full launch of Visual IVR and Jacada Interact, the technology platform underlying our digital customer experience solutions and our cloud solutions, we were able to reduce research and development expenses during 2015 and even further in 2016. In addition to enhancements of Jacada Workspace Agent Desktop and Jacada Integration and Automation, our 2016 R&D efforts were primarily dedicated to the further development of our Contact Hub. In addition, we expanded our cloud environment to service new regions in the European Union and in Asia Pacific.

As a percentage of total revenues, research and development expenses were 20%, 18%, and 21% for the years ended December 31, 2016, 2015 and 2014, respectively.

Sales and Marketing.  Sales and marketing expenses were $5.0 million, $5.2 million and $5.1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Sales expenses declined by $0.4 million in 2016 from 2015, the result of salary savings and commission expense savings associated with reduced revenues. Offsetting this decline was an additional investment in marketing activities of $0.2 million.

During 2015, we increased our sales headcount by one individual, thus increasing salaries, while simultaneously terminating some our less fruitful sales agency relationships, saving us approximately $0.1 million. These savings were offset by increased commissions, due to increased sales, of approximately $0.1 million. In marketing, headcount changes allowed us to save approximately $0.1 million in salaries, which we, in turn, invested a portion thereof into marketing activities such as website experience improvements, lead generation and co-marketing with our partners.

As a percentage of total revenues, sales and marketing expenses were 35%, 30% and 31% for the years ended December 31, 2016, 2015 and 2014, respectively.

General and Administrative.  General and administrative expenses were $3.2 million, $3.1 million and $3.0 million for the years ended December 31, 2016, 2015 and 2014, respectively. As a percentage of total revenues, general and administrative expenses were 22%, 18% and 18% for those years. The increase in general and administrative expenses in 2016 is primarily the result of $0.4 million in stock compensation expense associated with stock options granted to certain of the company’s executives and board members, offset by approximately $0.2 million in reduced commissions and other company performance bonuses as result of reduced revenues.

The increase in general and administrative expenses in 2015 is primarily the result of additional incentives paid to certain of the company’s executives based on company performance.

  Financial Income (Expense), Net.  Financial income (expense), net, was $0.1million, $(0.04) million and $1.9 million for the years ended December 31, 2016, 2015 and 2014, respectively. Financial income in 2016 consisted of a $0.1 million gain on the sale of marketable securities and $25,000 in dividends from our marketable securities, offset in part by $28,000 in bank fees and $14,000 in exchange rate losses.

Financial expense in 2015 consisted of income of $30,000 in dividends from the company’s marketable securities, offset by bank fees of $25,000 and exchange rate losses of $45,000.

See also “Item 3. Key Information. D. Risk Factors — Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Income (Loss) before Taxes. As a result of the above factors, we generated pre-tax income (losses) of $(3.5) million in 2016, $(1.2) million in 2015 and $0.3 million in 2014.

Tax benefit (expense). In 2016, 2015 and 2014 we had tax benefit (expense) of $11,000 $(84,000) and $(1.0) million, respectively. The $11,000 tax benefit in 2016 is associated with business income in the United States offset by a deferred tax benefit in the United States. The $84,000 in income tax expense in 2015 represented income taxes associated with business income generated in the United States. The $1.0 million income tax expense in 2014 represented income taxes due in the United States associated with the $1.9 million gain on sale of securities as well as business income generated in the United States.

As of December 31, 2016, we had an Israeli net operating loss carryforward of approximately $48.9 million, which can be carried forward and offset against taxable income with no expiration date. As of December 31, 2016, our European subsidiaries had net operating loss carryforwards for income tax purposes of approximately $1.9 million, which can be carried forward and offset against taxable income with no expiration date.

Net Loss. As a result of the above-described factors, we recorded a net loss of $3.4 million in 2016, net loss of $1.2 million in 2015 and net loss of $0.7 million in 2014.

Impact of Tax Policies and Programs on our Operating Results

Israeli Tax Considerations and Government Programs

The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us, and certain Israeli Government programs benefiting us.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income. In 2016, the corporate tax rate was 25% and will reduce to 24% in 2017 and to 23% in 2018. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed further below) may be considerably less. Capital gains derived by an Israeli company are subject to corporate tax rate.

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

The Capital Investments Law has been amended several times over the last years, with the three most significant changes effective as of April 1, 2005 (which we refer to as the 2005 Amendment) and as of January 1, 2011 (which we refer to as the 2011 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Capital Investments Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Capital Investments Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Capital Investments Law prior to the 2011 Amendment.  Yet, companies entitled to benefits under the Capital Investments Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment.

In December 2016, the Israeli Knesset passed a number of changes to the Capital Investments Law regimes (which we refer to as the 2017 Amendment). These changes were scheduled to come into effect beginning January 1, 2017, provided that regulations are promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project. The regulations were set to be finalized by March 31, 2017 and have been delayed. Accordingly, these changes have not come into effect yet and it is not clear when the new regulations will be finalized. The 2017 Amendment, when effective, will introduce new benefits for Technological Enterprises, alongside the existing tax benefits.

The following discussion is a summary of the Capital Investments Law prior to its amendments as well as the relevant changes contained in the new legislation.

Tax benefits prior to the 2005 Amendment

Generally, an investment program that is implemented in accordance with the provisions of the Capital Investments Law prior to the 2005 Amendment, referred to as an Approved Enterprise, is entitled to certain benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.  A company that wished to receive benefits had to receive an approval from the Israeli Authority for Investments and Development of the Industry and Economy, to which we refer to as the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

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

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company (FIC). An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Capital Investments Law, of more than 25%.  The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment is 49% and more. If a company that has an Approved Enterprise program is a wholly-owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

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

The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, it is no longer required for a company to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the Alternative Benefits Program. Rather, a company may claim the tax benefits offered by the Capital Investments Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. Companies or programs under the new provisions receiving these tax benefits are referred to as Benefited Enterprises. A company that has a Benefited Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Capital Investments Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further increase in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment that meets certain conditions set forth in the amendment for tax benefits and that exceeds a minimum amount specified in the Capital Investments Law. Such investment entitles a company to receive a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to the Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates.  In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

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

We believe that our capital investments qualify to receive tax benefits as a Benefited Enterprise, however no assurance can be given that such investments will be approved as in fact qualifying for such tax benefits by the Israel tax authority. Additionally, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. See Item 3.D. Risk Factors, and specifically - “Any failure to obtain the tax benefits from the State of Israel that we anticipate receiving could adversely affect our plans and prospects” for a discussion of the risks that our business and prospects for growth face in connection with tax benefits under Israeli law.

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

  Tax benefits under the 2011 Amendment

The 2011 Amendment cancelled the previous tax benefit routes that were afforded under the Capital Investments Law prior to 2011, specifically the tax-exemption periods previously allowed, and instead, introduced new tax benefits for a Preferred Company through its Preferred Enterprise (as such terms are defined in the Capital Investments Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. The tax benefits under the 2011 Amendment for a Preferred Company meeting the criteria of the law include, among others, the following:

•
A reduced corporate tax rate of 10% for preferred income attributed to the Preferred Enterprise located in development area A and 15% for those located elsewhere in Israel in the tax years 2011-2012, 7% for development area A and 12.5% for the rest of Israel in the tax year 2013, and 9% for development area A and 16% for the rest of Israel in the tax year 2014 until 2016. Pursuant to the 2017 Amendment, when effective, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise that is located in development area A was decreased to 7.5%, while the reduced corporate tax rate for the rest of Israel remains 16%.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Capital Investments Law to include certain types of income that are generated by the Israeli production activity of a Preferred Enterprise.

•
A reduced dividend withholding tax rate of 20% will apply to dividends paid from preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise (as defined below) to both Israeli and non-Israeli investors or at a lower rate as may be provided under an applicable tax treaty, with an exemption from such withholding tax applying to dividends paid to an Israeli company (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or at a lower rate as may be provided under an applicable tax treaty will apply). In 2017-2019 dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions)

•
A special tax benefits route will be granted to certain Preferred Companies entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel (referred to as a Special Preferred Enterprise), provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives. As of January 1, 2017, the definition for ‘Special Preferred Enterprise’ includes less stringent conditions.

A Preferred Company may generally elect to apply the provisions of the 2011 Amendment to preferred income produced or generated by it commencing from January 1, 2011. The amendment provides various transitional provisions which allow, under certain circumstances, to apply, irrevocably, the new regime to investment programs previously approved or elected under the Capital Investments Law in its previous form, or to continue existing investment programs under the provisions of the Capital Investments Law in its previous form for a certain period of time.

We have evaluated the likely effect of these provisions of the 2011 Amendment and, at this time, do not intend to file a request to apply the benefits under the 2011 Amendment.

New Tax benefits under the 2017 Amendment.

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016. This Amendment was scheduled to come into effect beginning January 1, 2017, provided that regulations are promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project. The regulations were set to be finalized by March 31, 2017, but have been delayed. Accordingly, these changes have not come into effect yet and it is not clear when the new regulations will be finalized. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Capital Investments Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Capital Investments Law.  The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Capital Investments Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation, to which we refer as NATI.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Capital Investments Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, and if distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We are in the process of evaluating the applicability of the 2017 Amendment to our company.

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

As of December 31, 2016, we had $6.6 million of cash and investments, including $0.7 million of restricted cash, $4.5 million of cash and cash equivalents, $0.5 million of short-term bank deposits and $0.9 million of marketable securities. Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition. Our marketable securities are available for sale, but may be subject to losses due to fluctuations in the market. We used $1.6 million in cash in operating activities during 2016. The major components of this use of cash were an operating loss of $3.4 million, less non-cash adjustments to this loss for depreciation and stock-based compensation of $0.7 million and gain on sale of marketable securities of $0.1 million, plus changes in working capital of $1.2 million. The major components of the changes in working capital are an increase in deferred revenue, where cash is received in advance of the recognition of revenue, of $1.9 million, offset by a decrease in trade payables and accrued expenses of $0.4 million, an increase in prepaid expenses of $0.3 million and an increase in deferred taxes of $0.1 million. During 2016, several customers prepaid their annual license subscription contracts or multi-year maintenance contracts, contributing to the significant increase in deferred revenue. Cash provided by investing activities was $1.4 million in 2016, including net proceeds from the sale of marketable securities of $2.2 million, offset, in part, by purchases of property and equipment of $0.2 million, an increase in restricted cash of $0.1 million and an investment in short-term bank deposits of $0.5 million. Cash provided by financing activities in 2016 included $1.3 million, net of $0.1 million issuance expenses, for the issuance of 261,287 ordinary shares pursuant to a securities purchase agreement for a private placement investment in our company and another $0.1 million in proceeds from the exercise of stock options.

As of December 31, 2015, we had $7.1 million of cash and investments, including $0.6 million of restricted cash, $3.4 million of cash and cash equivalents and $3.1 million of marketable securities. During 2015, operating activities used $1.1 million in cash. The major components of this use of cash were our operating loss of $1.2 million, less non-cash adjustments to this loss for depreciation and stock-based compensation of $0.3 million, plus changes in working capital of $0.2 million. The major components of the changes in working capital are a decrease in other long-term liabilities of $0.4 million and in trade receivable of $0.8 million, offset by an increase in other current assets of $0.2 million, a decrease in trade payables and accrued expenses of $0.3 million and deferred revenues of $0.9 million. Cash provided by investing activities was $1.5 million in 2015, including net proceeds from the sale of marketable securities of $1.4 million and a decrease in restricted cash of $0.2 million, offset, in part, by purchases of property and equipment of $0.1 million. Cash provided by financing activities in 2015 consisted of $37,000 in proceeds from the exercise of stock options.

As of December 31, 2014, we had $8.4 million of cash and investments, including $0.8 million of restricted cash, $3.1 million of cash and cash equivalents and $4.5 million of marketable securities. During 2014, operating activities used approximately $2.0 million in cash. The major components of this use of cash were our operating loss of $0.7 million, plus the addition of adjustments to this loss of $1.6 million, which included non-cash adjustments for depreciation and stock-based compensation of $0.3 million and the adjustment for the gain on the sale of marketable securities of ($1.9) million to be reflected in investing activities, offset by changes in working capital of $0.3 million. The major components of the changes in working capital are an increase in trade receivable of $0.4 million, offset by an increase in accrued expenses of $0.4 million and deferred taxes of $0.2 million and a decrease in prepaid assets of $0.2 million. The increase in trade receivable was primarily due to an increase in revenues and associated billings at year-end. Accrued expenses increased as the result of accruals for deferred rent, year-end incentives and bonuses and income taxes. Deferred taxes, net, increased as the result of deferred tax assets associated with deferred revenue in the US. Cash provided by investing activities was $1.5 million, including net proceeds from the sale of marketable securities of $1.9 million, offset, in part, by purchases of property and equipment of $0.2 million and increase in restricted cash of $0.2 million. A de minimus amount of cash was provided by financing activities in 2014 (consisting of proceeds from the exercise of stock options).

We believe that our cash and investments are sufficient to cover our operating expenditures and other obligations for the next twelve months.

In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  We have subsequently sold almost all of these common stocks, as discussed below, so that as of December 31, 2016, we had approximately $0.9 million in stocks. See “Item 10.E Taxation” for more information regarding these investments. In 2011, we sold the stock of one such corporation, resulting in proceeds of $1.6 million. In 2012, we sold portions of each of the common stocks in our portfolio, resulting in proceeds of $5.6 million, which reflected a gain of $0.7 million. In 2013, we sold additional portions of each of the common stocks in our portfolio, resulting in proceeds of $1.1 million, which reflected a gain of $0.3 million. In 2014, we sold portions of each of the common stocks in our portfolio, resulting in proceeds of $7.9 million and a gain of $1.9 million. Finally, in 2016, we sold portions of each of the common stocks, resulting in proceeds of $0.3 million and a gain of $0.1 million. As of December 31, 2016, the fair value of our remaining investments in these stocks was $0.9 million, including a $0.4 million (before taxes) unrecognized net gain on investments.

Expenditures for property and equipment were approximately $0.2 million, $0.1 million and $0.2 million for the years ended December 31, 2016, 2015 and 2014, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations.

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

C.   Research and Development, Patents and Licenses, Etc.

We believe that strong product development is essential to our strategy of continuing to enhance and expand the capabilities of our products.  We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited key software engineers and developers with experience in Java, .Net, communications, expert systems, Windows internals and Internet technologies.  Our research and development efforts in recent years have been primarily focused on enhancing and adding new products to our digital customer experience solutions, as well as enhancing our contact center market products. In 2016, our research and development efforts were primarily focused on the further development of our Contact Hub including Virtual Agent, proactive engagement and collaboration rooms. In addition, we expanded our cloud environment to service new regions in the European Union and in Asia Pacific.

We submitted several patent applications with the United States patent and trademark office with respect to the technology of our Visual IVR product. In 2015, two of these patents, patent number 8,995,646 B2, and 9,008,288 were approved.

Our research and development expenses were $2.9 million, $3.2 million and $3.5 million for the years ended December 31, 2016, 2015 and 2014, respectively. In each of the three years ended December 31, 2016, 2015 and 2014, we had 24 employees engaged in our product development activities.

D.   Trend Information

 Please see “Item 5. Operating and Financial Review and Prospects—Summary” for a discussion of the most recent trends impacting our operating results and financial condition. We have seen growth in the demand for our digital experience solutions, but a reduction in the demand of our customer service and support market products. While in recent months we saw certain improvements in the demand for our customer service products, demand could again soften. As a result, we are unable to determine what impact, if any, this may have on our business model.  See Item 3. D. Risk Factors: “Our business model is focused on continued growth in a market in which we have only several years of experience. Failure to continue our early penetration into this market would negatively impact our results of operations”,  “We do not have a proven business model for the digital customer experience market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our digital customer experience solutions may be harmed or we will experience a further delay in generating revenues from these products” and “Uncertain global economic conditions, including credit constraints, could adversely affect us” for a discussion of the potential effects of this trend.

While we have focused on the customer service and support market since 2004, we only recently entered the digital customer experience market. In 2012 we introduced Jacada Visual IVR (initially called Jacada Mobile Agent), now part of our digital customer experience product offering designed to enhance self service capabilities from digital channels and improve the connectivity between self-service and the assisted service channels, thus entering the digital customer experience customer experience market. Our limited experience and knowledge regarding this market may impede our ability to sell our products. In addition, our continued investment in products for this market, which may not result in revenue-producing products, could result in increased losses. See Item 3. D. Risk Factors, “Our business model is focused on continued growth in a market in which we have only several years of experience.  Failure to continue our penetration into this market would negatively impact our results of operations.”, “The digital customer experience market is an evolving market and failure to achieve market acceptance of our products in this space may result in a failure to recover our development and marketing expenditures, which would adversely impact our operating results.”, “The investment required in further developing the digital customer experience market may generate little initial revenue while increasing our cost of sale.”, and “We do not have a proven business model for the digital customer experience market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our digital customer experience solutions may be harmed or we will experience a further delay in generating revenues from these products.”

Recent company efforts have focused on the introduction of a cloud offering for our Jacada Visual IVR and Jacada Agent Scripting products, allowing us to offer these products in a software-as-a-service model. We have limited business experience with this type of model, which may impede our ability to successfully launch the software-as-a-service model. See Item 3. D. Risk Factors, “We have limited business experience in offering a Software-as-a-Service model; if we fail to meet the technical and support requirements of this model, our efforts to successfully commercialize our digital customer experience solutions, as well as other solutions, may be harmed, we may obtain customers we are unable to support and we may incur significant costs in correcting technical and support concerns.”

In recent years, with the introduction of our digital experience solutions, we have acquired a larger number of new customers with a slightly reduced average contract value than in previous years. While this allows us to be less reliant on a few customers, currently, we anticipate that our customer service and support solutions might continue to generate revenues from a small number of deals with large average dollar amounts compared to our traditional market business. See Item 3. D. Risk Factors, “Revenues from our customer service and support solutions might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations” for a discussion of the risks our business and prospects for growth face in connection with continued customer concentration.

We anticipate that a large number of our future deals will continue to involve substantial customization and implementation services of our solutions and that a majority of our revenues will continue to derive from the provision of professional services. If we do not increase the proportion of our total revenue attributable to software license fees or if we do not increase our professional services gross margins, we may not be able to achieve or maintain profitability. The complexity of implementations, particularly in the customer service and support market, may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated.  Any such expending of more resources may negatively impact the gross margins for our professional services and our ability to achieve or maintain profitability. See Item 3. D. Risk Factors, “Our revenues could be adversely affected if we fail to recruit and retain consultants and other technical service personnel”, “A majority of our revenues derives from the provision of professional services, which are characterized by lower gross margins” and “Failure to deliver professional services efficiently could negatively impact our gross margins” for a discussion of the potential effects of this trend.

We may continue to be subject to foreign currency risk. Our results of operations are reported in U.S. dollars; however, we expect that a significant portion of our revenues and expenses will continue to be generated and incurred outside of the United States and in currencies other than the U.S Dollar. Depreciation of the Euro or the English Pound against the U.S. dollar will have the effect of reducing our U.S. dollar revenues from transactions recorded in these currencies. Additionally, fluctuations in the U.S. dollar against the New Israeli Shekel (NIS), English Pound or Euro exchange rate will have the effect of impacting the U.S. dollar cost of our operations in Israel, in the UK or in European countries as applicable. Finally, fluctuations between currencies of the countries in which our contracts are executed and the currencies of the countries in which our professional service employees are compensated may have an effect of reducing our services margins. As a result, we may be subject to the effects of foreign currency exchange fluctuations. See Item 3. D. Risk Factors, Exchange rate fluctuations between the dollar and other currencies may negatively affect our results of operation” for a discussion of the potential effects of this trend.

Until 2012, our backlog had been decreasing and may decrease again if we do not maintain or increase the number of our transactions. See Item 5: “Operating and Financial Review and Prospects. A. Operating Results, Revenues and Cost of Revenues” for further disclosure regarding our revenue recognition policies. Reduced backlog means that we will be more dependent on signing new transactions in order to generate revenues.  See Item 3.D. Risk Factors Our revenues may decline if we do not increase the number of transactions we enter into in 2017” for a discussion of the potential effects of this trend.

In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  The majority of the common stock has since been sold so that as of December 31, 2016, we had $0.9 million of common stock remaining. See Item 10E: “Taxation” for more information regarding these investments. See also Item 3. D. Risk Factors, Negative conditions in the global credit and stock markets may impair the liquidity and value of our investment portfolio”. These investments in common stock are subject to risks associated with stock market investments and the risks associated with each particular company whose common stock we hold. If we need to liquidate some or all of those investments in order to access cash, we may be forced to sell them at a loss.

E. Off-balance sheet arrangements. We are not party to any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.  The following table summarizes our contractual obligations and commercial commitments as of December 31, 2016:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facilities	$914	$398	$484	$32	$-
Severance pay*	$401	$-	$-	$-	$-
Uncertain tax positions**	$543	$-	$-	$-	$-

*Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. For employees whose employment commencement date is prior to January 1, 2005 these obligations are payable only upon the termination of the respective employees. However, while this amount may be reduced upon voluntary termination by an employee, it is not our general practice to reduce the amounts of severance payments in cases of voluntary termination. As of December 31, 2016, we had $0.2 million in our severance pay funds, which will be used to satisfy a portion of our obligations.
**Accrual for uncertain tax positions under ASC 740 “Income Taxes” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 9h. to our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740.

Item 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth certain information regarding our executive officers and directors as of March 31, 2017:

Name	Age	Position
Gideon Hollander(1)	52	Co-Chief Executive Officer
Guy Yair	45	Co-Chief Executive Officer
Caroline Cronin	46	Chief Financial Officer
Yossie Hollander	59	Chairman of the Board of Directors
Ohad Zuckerman(2)(1)	52	External Director
Tzvia Broida(2)	48	External Director
Barak Gablinger (2)	53	Director
Assaf Harel	44	Director
Haim Shani	59	Director
Ofer Timor	64	Director

(1) Member of the Options Committee
(2) Member of the Audit Committee and Compensation Committee

Gideon Hollander was a co-founder of Jacada in 1990. Mr. Hollander serves as a director and was the active Chairman of our Board of Directors between February 2012 and January 2016. He also served as our Chief Executive Officer since August 2011 (having shared the position, in the capacity of Co-Chief Executive Officer, between August 2011 to March 2012, and again since August 2012). Mr. Hollander also previously served as our Chief Executive Officer from 1990 to December 2007 and our Chairman of our Board of Directors from January 2008 to August 2011, participating in an active role in the latter capacity from January 2011 to August 2011. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations.  Gideon Hollander is Yossie Hollander’s brother.

Guy Yair joined us in June 2011 as Senior Vice President and General Manager, EMEA and APAC, prior to being promoted to Co-Chief Executive Officer in August 2012. Prior to joining Jacada between 2007 and 2012, Mr. Yair served as General Manager of Enterprise Line of Business for Alvarion, a high tech equipment manufacturer. Between 1998 and 2007 Mr. Yair served as Senior Vice President of Sales at Rad-Bynet Group, a group of companies specializing in data communication, computing and telecommunications. Mr. Yair holds an Executive MBA from Tel Aviv University Recanati School.

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

Assaf Harel joined us as a director in November 2016. Assaf Harel has over 12 years of experience in tech-focused Private Equity investments and leadership roles in high-tech companies and is currently serves as a partner of Israel Growth Partners. Prior to joining IGP, Assaf served as the CEO of Sentigo Technologies, and as a Principal with Viola Private Equity and SCP Private Equity Partners. His global investment experience includes Growth Equity, Venture Capital, Buyouts, M&A and Special situations. Earlier in his career, Assaf served as a Director of Business Development with HyperRoll (acquired by Oracle) and held R&D roles with EDSL Networks (acquired by Orckit) and RADVision.

Haim Shani joined us as a director in November 2016. Mr. Shani is a Co-Founder and general partner of Israel Growth Partners. In 2012, Mr. Shani retired from the Israeli Ministry of Finance, where he served as Director General (2009-2011) and the Head of the Competitiveness Committee. Prior to that, he served as CEO of NICE Systems (NASDAQ:NICE) for a period of close to 9 years. Mr. Shani came to NICE from Applied Materials (Israel), where he served as VP of its Israeli business (Ex Opal/Orbot) for a period of three years. From 1992 to 1998, Mr. Shani held various management positions at Orbotech Ltd. as Corporate Vice President of Marketing and Business Development, President of Orbotech’s Asia Pacific subsidiary and President of Orbotech Europe. Prior to that, Mr. Shani held various management positions at Scitex Corporation and IBM Israel. Mr. Shani currently serves as Chairman of the UK Israel Tech Hub, a board member at Strauss Water, R2Net  GreenRoad, and Stratassys and is a member of the Advisory Committee, Supervisor of Banks, Bank Of Israel.

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

B.   Compensation

The aggregate remuneration that we paid for the year ended December 31, 2016 to all executive officers and directors as a group was $1.1 million, which was comprised of salaries, fees, commissions, bonuses and stock-based compensation expense as reflected in our financial statements.

Certain members of our executive management participate in a bonus plan whereby bonuses or commissions may be paid upon the achievement of certain revenue, booking or operating income targets.

Certain of our non-executive directors (consisting of Messrs. Zuckerman, Gablinger, Harel, Shani and Timor) receive annual compensation of NIS 37,260 (approximately $10,000), plus NIS 2,490 (approximately $700) for each meeting of the board and each meeting of a committee of the board attended, NIS 1,494 (approximately $400) for each telephonic meeting and NIS 1,245 (approximately $300) for each written consent of the board, in accordance with the maximum compensation payable under the Companies Law regulations (Principles Concerning Compensation and Expenditures for External Directors), 5760-2000. Mr. Yossie Hollander and Ms. Broida, as the financial expert, each receive annual compensation of NIS 42,600 (approximately $12,000), plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended. In addition, all directors are entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as board members, including attending meetings of the board of directors.  Directors also receive options to purchase our ordinary shares from time to time, which grants are subject to prior approval by our shareholders under the Companies Law.

Mr. Gideon Hollander, our Co-Chief Executive Officer, receives, effective as of January 2011,  a monthly fee of NIS 83,333 (equal to approximately $23,000 based on the current rate of exchange between the New Israeli Shekel and US Dollars) as total consideration for his services to our company.

As of December 31, 2016, options to purchase 404,250 ordinary shares granted to our directors and executive officers (10 persons) under our option plans were outstanding. The weighted average exercise price of these options was $2.30 per share ranging from $0.85 to $5.08, and the expiration dates of the options range from October 25, 2017 to January 15, 2023.

Office Holder Compensation in 2016

Under the Companies Law regulations, we are required to disclose the compensation of our five most highly compensated senior office holders (as defined in the Companies Law and described below in part C of this Item 6 under the heading “External Directors”) on an individual basis in the notice of our annual general shareholder meeting or in an accompanying document (such as a proxy statement).

The table below outlines the compensation paid to or accrued in respect of our five most highly compensated senior office holders with respect to the year ended December 31, 2016, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
(in thousands, U.S. dollars)

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
Guy Yair – Co-CEO	$250	$28	$130	$196	$604
Gideon Hollander – Co-CEO	260	-	-	-	260
Chris Du Toit - Chief Marketing Officer	195	20	43	20	277
Tzacki Naim – General Manager EMEA and APAC	178	45	24	16	263
Kumaran Shanmuhan – Vice President, Solutions	$170	$23	$45	$17	$255

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in the Company’s financial statements.

(2)
All current executive officers listed in the table are full-time employees or consultants of the Company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2016.

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

(4)	Amounts reported in this column refer to commission, incentive and other objective-based bonus payments that were paid or accrued in respect of 2016.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2016 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph l. of Note 2 to our audited consolidated financial statements, which are included in this Annual Report on Form 20-F.

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

At our annual meeting in November 2016, our shareholders voted to fix the number of directors at up to nine directors. Effective as of our November 2016 annual shareholders’ meeting, we now have eight directors. In accordance with the terms of our articles of association, the board of directors is divided into four classes, with the following terms of office:

•	Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2018;

•	Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2019;

•	Class III directors, whose terms expire at the annual meeting of shareholders to be held in 2017; and

•	A class of directors (consisting of up to three directors) whose terms expire after one year, at each annual meeting of shareholders.

Our Class I directors are Barak Gablinger and Ohad Zuckerman.  Our Class II directors are Tzvia Broida and Haim Shani.  Our Class III directors are Gideon Hollander and Yossie Hollander.  Our unclassified directors are Ofer Timor and Assaf Harel.

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

Under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors.  An “unaffiliated director” is defined as either an external director or a director who meets the following criteria:

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

Compensation Policy and Committee

Pursuant to the requirements of the Companies Law, we have appointed a compensation committee, consisting of Ohad Zuckerman, Barak Gablinger and Tzvia Broida and established a compensation policy regarding the terms of engagement of office holders. Such compensation policy was set by our board, after considering the recommendations of the compensation committee, and was approved by our shareholders in December 2013. The compensation policy serves as Exhibit 4.3 to this Annual Report.

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

Under the Companies Law, the compensation committee is responsible for (a) recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of our office holders as well as functions previously fulfilled by our audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

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

The compensation committee must consist of at least three (3) members, including all of our external directors. Each remaining compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is be subject to the same Companies Law restrictions as the audit committee as to (a) committee membership and (b) who may not be present during committee deliberations (as described under “—Approval of Related Party Transactions Under Israeli Law— Fiduciary Duties of Directors and Executive Officers— Disclosure of Personal Interests of an Office Holder” below).

External Directors

 Under the Companies Law, the boards of directors of companies whose shares are publicly traded are generally required to include at least two members who qualify as external directors (subject to an exception to this requirement that does not apply to our company).

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

If, at the time at which an external director is appointed, all members of the board of directors not otherwise affiliated with the Company are of the same gender, the external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

A person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise.  In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise.

Ohad Zuckerman and Tzvia Broida currently serve as our external directors.

D.   Employees

As of December 31, 2016, we had 42 employees in Israel, 45 in the United States and 22 in Europe. With respect to our Israeli and European employees, we are subject to local labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay, termination of employment procedures and other conditions of employment.

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

The following tables set forth as of the end of each of the last three fiscal years, the number of our employees, categorized by activity and geographic location:

As of December 31,	2016	2015	2014

Research and Development	24	24	24
Marketing, Sales, Services and Customer Support	69	69	58
Administration Management and Information Systems	16	16	15
Total	109	109	97

As of December 31,	2016	2015	2014

Israel	42	41	39
United States	45	47	42
Europe	22	21	16
Total	109	109	97

E.    Share Ownership

Other than Gideon Hollander, Guy Yair and Yossie Hollander, whose shareholdings are listed in the table in Item 7.A below, none of our executive officers or directors owns in excess of one percent of our outstanding ordinary shares. Haim Shani, a director who owns 50% of the voting capital stock of an indirect parent entity to IGP Digital Interaction Limited Partnership, , which owns in excess of one percent of our outstanding ordinary shares, as described in Item 7.A. below. Our executive officers and directors who own ordinary shares do not have different voting rights than our other shareholders.

Option Plans

We currently maintain two option plans, the 2003 Share Option Plan and the 2012 Share Option and Incentive Plan. The purpose of our option plans is to provide an incentive to officers, directors, employees and consultants of ours, or any of our subsidiaries, to acquire a proprietary interest in our company, to continue as officers, directors, employees and consultants, to increase their efforts on behalf of our company and to promote the success of our business.

As of December 31, 2016, 831,551 ordinary shares were available for future grants under these option plans to be granted to officers, directors, employees and consultants. As of December 31, 2016, options to purchase 725,789 ordinary shares were outstanding under the option plans. As of December 31, 2016, the weighted average exercise price of options outstanding under our option plans was $2.98. Our option plans are administered by our board of directors and the options committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants. In addition, pursuant to the option plans, the exercise price of options shall be determined by our board of directors or our options committee but may not be less than the fair value of the ordinary shares and is typically the fair market value on the date of grant.  The vesting schedule of the options is also determined by our board of directors or our options committee but generally the options vest over a four year period.  Generally, options granted under the option plans are exercisable until seven to ten years from the date of the grant.  The 2003 Share Option Plan expired on December 31, 2012, but grants made prior to that expiration date remain subject to the terms of the 2003 Share Option Plan.

As of December 31, 2016, options to purchase 404,250 ordinary shares granted to our directors and executive officers (10 persons) were outstanding under our option plans. The weighted average exercise price of those options was $2.30 per share (reflecting a range of exercise prices between $0.85 and $5.08), and the expiration dates of the options range from October 25, 2017 to January 15, 2023.

Item 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth, to the best of our knowledge, as of March 31, 2017, those shareholders that own 5% or more of our capital stock and executive officers and directors who own 1% or more of our capital stock. The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2017 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 4,530,369 ordinary shares outstanding as of March 31, 2017.

The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our company.

Name of Beneficial Owner	Number of Shares Owned	Percentage*
Principal Shareholders (other than Executive Officers and Directors)
IGP Digital Interaction Limited Partnership (1)	1,301,287	28.7%
Lloyd I. Miller, III (2)	259,345	5.7%
Robert B. Ashton (3)	454,265	10.0%
New Resources (4)	230,000	5.1%

Executive Officers and Directors
Yossie Hollander (5)	491,003	10.8%
Gideon Hollander (6)	422,497	9.3%
Guy Yair (7)	175,000	3.7%

*During 2008 we purchased a total of 1,111,796 of our ordinary shares pursuant to a share repurchase program as well as a self tender offer conducted by us. The shares we repurchased are held by us as treasury shares. Under the Companies Law, for so long as such treasury shares are owned by us, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders. The shareholding percentage information in this table and the financial information provided in this annual report do not consider these treasury shares as part of our issued and outstanding share capital.

(1)
Based on Amendment No. 1 to Schedule 13D filed by IGP Digital Interaction Limited Partnership, or IGP DILP, with the SEC on November 17, 2016. We make no representation as to the accuracy or completeness of the information reported. Growth Partners (Lichtman & Shani) Limited Partnership, or GP LP, is the general partner of IGP DILP, and I.G.P Lichtman and Shani LTD, or IGP LTD, is the general partner of GP LP. IGP LTD is a private equity investment firm founded by Haim Shani and Moshe Lichtman.  Messrs. Haim Shani and Moshe Lichtman each own 50% of the voting capital stock of IGP LTD and, thus, they share the power to direct the voting and disposition of the ordinary shares of our company owned of record by IGP DILP.  IGP DILP’s address is Hakfar Hayarok, Precede Building, c/o IGP, Ramat Hasharon, Israel, 47800.

(2)
Based on Amendment No. 3 to Schedule 13D filed by Mr. Miller with the SEC on September 30, 2016. We make no representation as to the accuracy or completeness of the information reported. Mr. Miller’s address is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405.

(3)
Based on Amendment No. 7 to Schedule 13D filed by Robert B. Ashton and Kinetic Catalyst Partners LLC, or Kinetic, with the SEC on January 20, 2017.  We make no representation as to the accuracy or completeness of the information reported. Mr. Ashton is the portfolio manager of Kinetic, and in this capacity has the legal power to direct the voting and disposition of the ordinary shares of the Company beneficially owned by Kinetic. The address of these shareholders is 6 Occom Ridge, Hanover, NH 03755.

(4)
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

Changes in Percentage Ownership by Major Shareholders in Last Three Years

Over the course of 2014, Robert B. Ashton initially surpassed a 5% equity interest in our company, having acquired (including indirectly, via Kinetic) 8.6% of our outstanding ordinary shares. Also, over the course of 2014, Lloyd I. Miller, III increased his prior holdings of our ordinary shares from 21.2% to 23.9%.

In 2015, Mr. Ashton increased his percentage holdings of our ordinary shares further (including indirectly, via Kinetic), first to 10.2%, then to 11.5%, then to 12.6% and finally to 13.5%.

In September 2016, Mr. Ashton sold 300,000 shares to IGP LTD, thereby reducing his percentage holdings of our ordinary shares (including shares held via Kinetic) to 7.0%, Also in September 2016, Mr. Miller sold ordinary shares to IGP LTD, thereby reducing his percentage ownership of our ordinary shares to 6.2%. As a result of its acquisition of ordinary shares from Messrs. Ashton and Lloyd, as well as from our company (as described in Item 10.C below), IGP LTD acquired an aggregate 29.2% interest in our ordinary shares in 2016.

In January 2017, Mr. Ashton’s holdings increased once again to 10.2% of our outstanding ordinary shares.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of March 31, 2017, there were 38 holders of record of our shares, of which 24 record holders holding 3,762,692, or approximately 83%, of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record 3,409,658 ordinary shares on behalf of an firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B.   Related Party Transactions

Except as described below or elsewhere in this Annual Report, since January 1, 2016, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

Private Placement and Registration Rights Agreement with IGP LTD

Please see Item 10.C below for a description of the private placement transaction in November 2016 pursuant to which (i) we sold an aggregate of 261,287 of our ordinary shares to IGP LTD, which now holds an aggregate 28.8% interest in our ordinary shares, and (ii) we granted certain registration rights to IGP LTD with respect to the ordinary shares that it holds.

Compensatory Arrangements for Officers and Directors

Effective beginning with the January 2016 annual shareholders’ meeting, the compensation of our non-executive members of the board (except Mr. Yossie Hollander and Ms. Broida) is set at the maximum compensation payable under the Companies Law regulations (Principles Concerning Compensation and Expenditures for External Directors), 5760-2000, as directors of a company with the level of shareholder equity possessed by the Company. The annual compensation of each said director is NIS 37,260 (approximately $10,000), plus NIS 2,490 (approximately $700) for each meeting of the board and each meeting of a committee of the board attended, NIS 1,494 (approximately $400) for each telephonic meeting and NIS 1,245 (approximately $300) for each written consent of the board. The compensation of Mr. Yossie Hollander and Ms. Broida was not modified at that shareholders meeting, and remains NIS 42,600 (approximately $12,000) annually, plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended. In addition, Mr. Gideon Hollander, our Co-Chief Executive Officer and director, has received, and continues to receive, compensation for his services in various capacities to our company.  See “Item 6.B Directors, Senior Management and Employees— Compensation” for a description of the compensation payable to our non-executive directors and Mr. Hollander.

C.   Interests of Experts and Counsel

Not applicable.

Item 8:	FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Export Sales

We generated $7.2 million, constituting approximately 50% of our revenues, in North America and $5.2 million, constituting approximately 36% of our total revenues, in Europe through wholly owned subsidiaries during the year ended December 31, 2016. Our export sales consist mainly of intercompany transactions with our subsidiaries.

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

Year	High	Low

2012	$2.08	$0.26
2013	2.80	0.81
2014	5.00	2.70
2015	5.66	3.01
2016	$5.65	$3.06

Fiscal Quarter	High	Low
01/01/15 – 03/31/15	$5.66	$3.15
04/01/15 – 06/30/15	5.24	3.65
07/01/15 – 09/30/15	4.85	3.65
10/01/15– 12/31/15	5.00	3.01
01/01/16 – 03/31/16	4.03	3.12
04/01/16– 06/30/16	3.98	3.20
07/01/16 – 09/30/16	5.10	3.06
10/01/16 – 12/31/16	$5.40	$5.00

Month	High	Low
10/2016	$5.10	$4.45
11/2016	5.65	4.74
12/2016	5.60	4.90
01/2017	5.40	5.00
02/2017	5.40	5.03
03/2017	$5.20	$5.03

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

B.   Memorandum and Articles of Association

For a copy of our Memorandum of Association and our Articles of Association, please see Item 19, Exhibits 1.1 and 1.2 which have been incorporated by reference as exhibits to this Annual Report from our Registration Statement on Form F-1, File No. 333-10882., Please also see amendments to our Articles of Association, consisting of the following exhibits to this Annual Report on Form 20-F:Exhibit 1.3 (incorporated by reference to Exhibit 1.3 to our Annual Report on Form 20-F for the year ended December 31, 2003), Exhibit 1.4 (incorporated by reference to Exhibit 1.4 to our Annual Report on Form 20-F for the year ended December 31, 2004), Exhibit 1.5 (incorporated by reference to Exhibit 1.5 to our Annual Report on Form 20-F for the year ended December 31, 2010) and Exhibit 1.6 (incorporated by reference to Proposal 4 of our proxy statement for our 2016 annual general meeting of shareholders). In addition, because we are an Israeli company, we are governed by the provisions of the Companies Law, which are described below, and by our governing documents.

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

Required Approvals

 Under the Companies Law, indemnification of, and procurement of insurance coverage for office holders must be approved by the compensation committee and board of directors and, in specified circumstances, by the shareholders of a company.  Our shareholders have approved indemnification agreements with our directors and executive officers under which we have undertaken to indemnify our directors and executive officers to the fullest extent permitted under the Companies Law. The form of that indemnification agreement, which was approved at our 2016 annual general meeting of shareholders in November 2016, serves as Exhibit 4.4 to this Annual Report on Form 20-F.

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

The Companies Law also provides that the acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company.  The rule does not apply if there already is another 25% shareholder of the company, or if another exemption applies (such as the approval by a company’s shareholders of an acquisition via a private placement).  Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would acquire greater than 45% of the company’s outstanding shares, unless there already is another greater-than-45% shareholder of the company. The acquisition by IGP DILP of in excess of a 25% interest in our company via a private placement in November 2016 was approved by our shareholders (as described in Item 10.C below) and therefore met one of the exceptions to the foregoing restriction.

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

C.   Material Contracts

Securities Purchase Agreement for Investment by IGP DILP

Purchase of Ordinary Shares

On September 29, 2016, we entered into a Securities Purchase Agreement, or the Purchase Agreement, with IGP DILP, or the Investor, pursuant to which we issued, in a private placement that was consummated on November 14, 2016, 261,287 of our ordinary shares to the Investor at a purchase price of $ 5.25 per share. Concurrently with its entry into the Purchase Agreement, the Investor also purchased an aggregate of 1,040,000 additional ordinary shares, constituting approximately 24.8% of our issued and outstanding share capital, from two of our existing shareholders, Messrs. Lloyd I. Miller, III and Robert B. Ashton, and/or from their affiliates. On November 10, 2016, the Purchase Agreement and the transactions contemplated thereunder were approved by our shareholders (as required under the Companies Law), and the sale of the 261,287 ordinary shares to the Investor was consummated on November 14, 2016, with our company receiving total proceeds of $1.3 million, net of $0.1 million of issuance expenses.

Board Representation Rights

Under the Purchase Agreement, we have agreed to use our reasonable best efforts (including by obtaining the voting undertakings described below from certain of our significant shareholders) to secure for the Investor the right to appoint, replace and remove up to two members of our board of directors, or the Investor Directors, out of a total of no more than nine members of the board (including external directors elected pursuant to the Companies Law requirements). This requirement remains in effect for so long as the Investor holds ordinary shares (including any securities exchangeable or convertible into ordinary shares) representing at least 17.5% of our issued and outstanding share capital. If the Investor’s percentage ownership drops below 17.5%, but remains above 10%, of our issued and outstanding share capital, we are required to secure for the Investor the right to appoint, remove or replace only one member of the board and one non-voting observer of the board.  If the Investor’s percentage ownership drops below 10%, we would no longer be required to secure any board representation for the Investor. As part of the Investor’s Board representation rights, at least one of the Investor’s board appointees will have the right to be appointed as a member of any committee of the board, subject to any applicable legal or regulatory requirements that govern the constitution of certain committees of the board.

Standstill Restrictions on Certain Significant Shareholders

We agreed in the Purchase Agreement to obtain, and we have actually obtained, signed unconditional, irrevocable undertakings from certain of our shareholders (which we refer to collectively as the Other Shareholder Standstill Undertakings), in which they have agreed not to acquire additional ordinary shares (or shares convertible into, or exchangeable for, ordinary shares) until the earlier of: (i) one year following the closing date under the Purchase Agreement (that is, until November 14, 2017) or (ii) such time as the Investor holds ordinary shares representing at least 40% or more of our issued and outstanding share capital.. We have undertaken in the Purchase Agreement not to waive our rights under, or terminate, those Other Shareholder Standstill Undertakings.

Standstill Undertaking of IGP

Under the Purchase Agreement, the Investor has undertaken that until the five-year anniversary of the closing date (that is, until November 14, 2021), other than in compliance with the relevant provisions of the Companies Law and the receipt of the prior approval of our board of directors, it will not  acquire directly or indirectly such additional ordinary shares that would bring its aggregate shareholdings (directly or indirectly) in our company to 40% or more of our company’s issued and outstanding share capital.

Information Rights

Under the Purchase Agreement, we have agreed  that from and after the closing under the Purchase Agreement and for so long as the Investor holds ordinary shares (including any securities exchangeable or convertible into ordinary shares) representing at least 10% of our issued and outstanding share capital, and subject to certain conditions concerning non-disclosure, we will deliver to the Investor: (i) unreviewed interim financial statements consisting of a consolidated balance sheet of our company dated as of, and consolidated statements of operations and cash flows of our company for each of the fiscal quarters ending, March 31, June 30 and September 30 of each year, each prepared by management in accordance with US GAAP, which shall be delivered to the Investor within 45 days following the end of the quarter; (ii) within 30 days after the end of each quarter, a management report in a form agreed from time to time by the parties; and (iii) as soon as practicable but in any event not later than 30 days prior to the first day of each calendar year, our annual operating plan and budget for the following calendar year. In addition, we have agreed to permit an authorized representative of the Investor, to visit and inspect our properties, to examine our books of account and records and to discuss our affairs, finances and accounts with its officers, all at such reasonable times and upon reasonable notice as may be requested by the Investor.

Voting Undertakings

Each of Giddy Hollander, Yossie Hollander and Ms. Genia Hollander (whom we refer to collectively as the Relevant Shareholders), who beneficially own ordinary shares (including ordinary shares underlying options) constituting 10.1%, 12.9%, and 2.9% of our issued and outstanding ordinary shares, respectively, has entered into a Voting Undertaking, in which he or she has agreed to, among other things, (i) participate in shareholder meetings convened at the Investor’s request pursuant to its board appointment rights; (ii) vote as instructed by the Investor on any resolutions proposed by the Investor pursuant to its board appointment rights brought before such shareholder meetings; and (iii) vote his or her ordinary shares and use its rights as a shareholder to (a) effect the appointment, replacement and removal of the board representatives of the Investor as instructed by the Investor, (b) approve the Investor’s board representatives’ rights to remuneration, indemnification and exculpation, and inclusion in our director and officer liability insurance policy, and (c) not to sell, transfer, assign or pledge of any of the ordinary shares owned and/or held by the relevant shareholder, including any additional ordinary shares subsequently acquired and/or held by the relevant shareholders to any third party, subject to certain exceptions.

Each Voting Undertaking will remain in effect until the earlier of (i) such time as the Investor holds ordinary shares representing less than 10% of our issued and outstanding share capital, or (ii) delivery of a termination notice by the Investor to a Relevant Shareholder. To the extent that at any time the aggregate number of ordinary shares represented by all Voting Undertakings then in full force decreases to less than 24% of the then issued and outstanding ordinary shares of our company, then at the Investor’s request we are required to use our reasonable best efforts to obtain additional, unconditional irrevocable undertakings, in the form of the Voting Undertakings, to bring the aggregate number of ordinary shares covered by all Voting Undertaking to 24% of the then issued and outstanding ordinary shares.

Registration Rights Agreement with IGP DILP

On November 14, 2016, at the closing of the private placement to IGP, we entered into a Registration Rights Agreement, dated November 14, 2016, by and between our company and IGP DILP.  Under the Registration Rights Agreement, the Investor will have the right to demand that we register the resale of its ordinary shares under the Securities Act beginning 180 days after the date of the closing under the Purchase Agreement, subject to a minimum market value of the shares to be resold of $2 million (in the case of a registration on the SEC’s Form F-1) or $750,000 (in the case of a registration on the SEC’s Form F-3). The demand registration rights will be subject to customary exceptions and limitations (such as “cutbacks” for marketing reasons in the event of an underwritten offering). The Investor will also be entitled to “piggyback” registration rights under the Registration Rights Agreement, subject to certain limitations, including “cutbacks” for marketing reasons in the event of an underwritten offering. Registration of the resale of the Investor’s ordinary shares under the Securities Act would result in such shares becoming freely tradable by the Investor (subject to any applicable periodic limitations under our insider trading policy). Any sales of securities by the Investor pursuant to its registration rights could have a material adverse effect on the trading price of our ordinary shares.

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

Based on the active nature of our assets and income, we do not believe that we were a PFIC for the tax year ending December 31, 2016.  However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of such test to us.  In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC.  For example, the sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test.  Fluctuation in the market price of our shares may also impact the application of such test.

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

Taxation of our non-Israeli shareholders

Taxation of Non-Israeli shareholders on receipt of dividends.  Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the dividend recipient is a Significant Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)), at the time of distribution or at any time during the preceding 12-month period). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Significant Shareholder or not), unless a reduced rate is provided under a tax treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel tax authority allowing for a reduced withholding tax rate is obtained in advance. However, distribution of dividends from income attributed to an Approved Enterprise or a Benefited Enterprise is subject to Israeli income tax at a rate of 15% (and 20% with respect to a Preferred Enterprise), unless a reduced tax rate is provided under an applicable tax treaty.

For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved and Benefited Enterprises, that are paid to a U.S. corporation holding 10% or more of our outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Furthermore, dividends paid from income attributed to an Approved Enterprise or Benefited Enterprise are subject, under certain conditions, to withholding at the rate of 15% for such a U.S. corporate shareholder. If the dividend is attributable partly to income derived from an Approved Enterprise or Benefited Enterprise and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the different types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

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

Capital Gain Taxes Applicable to Non-Israeli Resident Shareholders. Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (26.5% in 2015, 25% in 2016, 24% in 2017 and 23% in 2018 and thereafter), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual who is a Significant Shareholder at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2016).

Notwithstanding the foregoing, non–Israeli residents (individuals and corporations) are generally exempt from Israeli capital gain tax derived from the sale of our ordinary shares if (i) our ordinary shares are listed for trading on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, (ii) such capital gain is not accrued or derived by the non-Israeli resident’s permanent establishment in Israel, (iii) the ordinary shares in relation to which the capital gain is accrued or derived were acquired by the non-Israeli resident shareholder after the initial listing of the ordinary shares on a recognized stock exchange, and (iv) with respect to shares listed on a recognized stock exchange outside of Israel, neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745‑1985. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. Notwithstanding this, non-Israeli companies will not benefit from this exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli company, or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli company, whether directly or indirectly.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gain in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 803,520 for 2016 (and as of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Our results of operations are reported in U.S. dollars; however, a significant portion of our revenues and expenses in 2016 were generated and incurred outside of the United States and in currencies other than the U.S dollar, particularly in NIS, British Pounds and Euros. As a result, we are subject to foreign currency risk. Our sales in Europe and in the UK and our expenses in Israel, Europe and the UK are recorded in local currencies which exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar. Fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on future cash flows from certain NIS-denominated expenses. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements.  As of December 31, 2016, we had forward contracts to sell $2,640,931 for a total amount of NIS 10,154,379 that matures prior to December 30, 2017.

The table below details the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as of December 31, 2016 and is presented in U.S. dollars (in thousands).

	Cross Currency	Notional Amount	Fair Value
Foreign contracts to hedge payroll expenses	New Israeli Shekel	2,641	(28)

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

The table below details the net balance sheet exposures in currencies other than the functional currency, by geography, as of December 31, 2016. All data in the table have been converted to U.S. dollar equivalents (in thousands):

	Euro	New Israeli Shekel	Australian Dollar	GBP	Total
Israel	$2	$3	$7	$(1)	$11
UK	$179	$-	$-	$-	$179

We invest our cash, cash equivalents and marketable securities in a variety of investment vehicles in a number of countries with and in the custody of financial institutions with high credit ratings. In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  We have since sold the majority of the common stock so that as of December 31, 2016, we had $0.9 million remaining. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Years Ended December 31, 2016, 2015 and 2014 – Financial Income (Expense), Net” for more information regarding these investments. While our investment policy and strategy attempt to manage interest rate risk, limit credit risk, limit stock markets risk and only invest in what we view as high-quality securities, the outlook for our investment holdings is dependent on general economic conditions, interest rate trends and volatility in the financial and stock marketplace, which can all affect the income that we receive, the value of our investments, and our ability to sell them.  We believe that our marketable securities are carried at fair value. The fair value of our marketable securities, including common stock and US treasuries, as of December 31, 2016 was $0.9 million and the fair value of our marketable securities as of March 31, 2017 was $1.0 million.  However, over time, the economic and market environment may provide additional insight regarding the fair value of certain securities which could cause us to change our judgment regarding impairment. This could result in unrealized or realized losses relating to other than temporary declines being charged against future income. Given the current market conditions, there is continuing risk that further declines in fair value may occur and additional impairments may be charged to income in future periods, resulting in realized losses. See “Item 3.D. Risk Factor: Negative conditions in the global credit markets may impair the liquidity and value of our investment portfolio”.

Item 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15:	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act) as of December 31, 2016, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our co-chief executive officers and chief financial officer assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2016. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our co-chief executive officers and chief financial officer have concluded that, as of December 31, 2016, our internal control over financial reporting is effective.

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

 (c) Attestation Report of the Registered Public Accounting Firm – Not applicable.

 (d) Changes in Internal Control over Financial Reporting. Based on the evaluation conducted by our management, with the participation of our co-chief executive officers and chief financial officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2016, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

At our annual shareholders meeting in November 2016, our shareholders elected Ms. Tzvia Broida to our board of directors as an external director to serve for a three year term. Our board of directors has determined that Ms. Broida qualifies as an “audit committee financial expert,” as defined in Item 407(d)(5) of SEC Regulation S-K and Item 16A of SEC Form 20-F, and appointed Ms. Broida to serve on the audit committee. Ms. Broida also meets the definition of an “independent director,” as defined in Rule 5600(a)(2) of the NASDAQ Listing Rules.

Item 16B:	CODE OF ETHICS

In March 2003, our board of directors adopted a Code of Ethics, or the Code, applicable to, among other people, our principal executive officer, principal financial officer and principal accounting officer or controller (or persons performing similar functions).  The Code was filed as Exhibit 11 to our Annual Report for the year ended December 31, 2003 and is incorporated by reference herein.  The code is available and can be reviewed via the “About, Corporate Profile” link on our website, www.jacada.com.

Item 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following captions and tables sets forth, for the years ended December 31, 2015 and 2016, the fees billed to us and our subsidiaries by Kost, Forer, Gabbay and Kasierer, a member of EY Global, our principal accountant with respect to each of those years:

Audit Fees

The aggregate fees billed for professional services rendered to us by our principal accountant for the audit of our financial statements in 2015 and 2016 appear in the table below:

2015	$95,000
2016	$88,500

Tax Fees

The aggregate fees billed for professional services rendered to us by our principal accountant for tax compliance, tax advice and tax planning in 2015 and 2016 appear in the table below. Such fees related to the preparation of tax returns.

2015	$85,000
2016	$38,000

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Accountants

 Our audit committee is responsible for the appointment and oversight of our independent auditors’ work.  Pursuant to its charter, the audit committee also has the sole authority to review in advance, and grant any appropriate pre-approvals of: (a) all auditing services to be provided by our independent auditors; (b) all non-audit services to be provided by our independent auditors as permitted by Section 10A of the Exchange Act; and (c) all fees and other terms of engagement.  The audit committee’s policy is to specifically pre-approve all annual services provided by our independent auditors in connection with the preparation of their audit, which may include audit services and audit-related services, as well as tax services and other services that are not related to the annual audit.  The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting a specific budget for such services. Additional services may be commissioned, without specific pre-approval, on the basis of a general pre-approval provided by the audit committee, up to a specified amount (a “de minimis exception”).  Once such services have been pre-approved and performed, the independent auditors and our management report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. In both 2015 and 2016, there were no fees approved through the de minimis exception.

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

AS OF DECEMBER 31, 2016

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

JACADA LTD.

We have audited the accompanying consolidated balance sheets of Jacada Ltd. and its subsidiaries (collectively "the Company") as of December 31, 2016 and 2015 and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2015 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 28, 2017	A Member of EY Global

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,517	$3,438
Short-term bank deposit	502	-
Marketable securities	456	1,898
Trade receivables, net	2,059	2,207
Restricted cash	679	585
Prepaid expenses	498	349
Other current assets	635	496

Total current assets	9,346	8,973

LONG-TERM ASSETS:
Marketable securities	455	1,161
Severance pay fund	163	148
Deferred taxes	46	72
Other assets	81	120
Property and equipment, net	439	388

Total long-term assets	1,184	1,889

Total assets	$10,530	$10,862

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2016	2015

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,087	$1,074
Accrued expenses and other liabilities	1,195	1,636
Deferred revenues	2,867	1,485

Total current liabilities	5,149	4,195

LONG-TERM LIABILITIES:
Deferred revenues	660	202
Accrued severance pay	401	418
Other long-term liabilities	700	646

Total long-term liabilities	1,761	1,266

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 7,500,000 shares at December 31, 2016 and 2015; Issued: 5,629,734 and 5,297,054 shares at December 31, 2016 and 2015, respectively; Outstanding: 4,517,938 and 4,185,258 shares at December 31, 2016 and 2015, respectively.	64	61
Additional paid-in capital	78,122	76,202
Treasury shares at cost: 1,111,796 Ordinary shares at December 31, 2016 and 2015	(17,863)	(17,863)
Accumulated other comprehensive income, net	131	388
Accumulated deficit	(56,834)	(53,387)

Total shareholders' equity	3,620	5,401

Total liabilities and shareholders' equity	$10,530	$10,862

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2016	2015	2014
Revenues:
Software licenses	$1,743	$4,459	$2,437
Services	8,145	8,443	9,687
Maintenance	4,583	4,421	4,249

Total revenues	14,471	17,323	16,373

Cost of revenues:
Software licenses	282	97	175
Services	6,067	6,408	5,813
Maintenance	563	479	496

Total cost of revenues	6,912	6,984	6,484

Gross profit	7,559	10,339	9,889

Operating expenses:
Research and development	2,933	3,177	3,481
Sales and marketing	4,993	5,223	5,052
General and administrative	3,212	3,058	2,998

Total operating expenses	11,138	11,458	11,531

Operating loss	(3,579)	(1,119)	(1,642)
Financial income (expense), net	121	(38)	1,941

Income (loss) before taxes	(3,458)	(1,157)	299
Income tax benefit (expenses)	11	(84)	(967)

Net loss	$(3,447)	$(1,241)	$(668)

Basic net earnings (loss) per share	$(0.81)	$(0.30)	$(0.16)
Diluted net earnings (loss) per share	$(0.81)	$(0.30)	$(0.16)

Weighted average number of shares used in computing basic net earnings (loss) per share	4,233,189	4,166,433	4,159,576
Weighted average number of shares used in computing diluted net earnings (loss) per share	4,233,189	4,166,433	4,159,576

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Net loss	$(3,447)	$(1,241)	$(668)

Other comprehensive loss
Foreign currency translation adjustments	(28)	(128)	(125)

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gain (loss) on cash flow hedges arising during the period	8	8	(226)
Reclassification to earnings of realized losses (gains) on cash flow hedges	(46)	134	45

	(66)	14	(306)

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) on marketable securities, net of tax expense (benefit)	(56)	(345)	581
Gains of marketable securities reclassified into earning, net of tax expenses	(135)	(1)	(1,624)

	(191)	(346)	(1,043)

Other comprehensive loss, net of tax	(257)	(332)	(1,349)

Comprehensive loss	$(3,704)	$(1,573)	$(2,017)

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

						Accumulated
				Additional	Treasury	other		Total
	Ordinary shares			paid-in	shares	comprehensive	Accumulated	shareholders'
	Shares	Amount		capital	at cost	income	deficit	equity

Balance as of January 1, 2014	4,159,134	$60		$75,955	$(17,863)	$2,069	$(51,478)	$8,743

Exercise of stock options	442	*	)	1	-	-	-	1
Stock-based compensation	-	-		66	-	-	-	66
Net loss	-	-		-	-	-	(668)	(668)
Other comprehensive loss	-	-		-	-	(1,349)	-	(1,349)

Balance as of December 31, 2014	4,159,576	60		76,022	(17,863)	720	(52,146)	6,793

Exercise of stock options	25,682	1		36	-	-	-	37
Stock-based compensation	-	-		144	-	-	-	144
Net loss	-	-		-	-	-	(1,241)	(1,241)
Other comprehensive loss	-	-		-	-	(332)	-	(332)

Balance as of December 31, 2015	4,185,258	61		76,202	(17,863)	388	(53,387)	5,401

Issuance of shares, net	261,287	3		1,249	-	-	-	1,252
Exercise of stock options	71,393	*	)	102	-	-	-	102
Stock-based compensation	-	-		569	-	-	-	569
Net loss	-	-		-	-	-	(3,447)	(3,447)
Other comprehensive loss	-	-		-	-	(257)	-	(257)

Balance as of December 31, 2016	4,517,938	$64		$78,122	$(17,863)	$131	$(56,834)	$3,620

*)          Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities:

Net loss	$(3,447)	$(1,241)	$(668)

Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation	174	151	190
Stock-based compensation	569	144	66
Gain on sale of marketable securities	(135)	(1)	(1,862)
Increase (decrease) in accrued severance pay, net	(32)	30	23
Deferred taxes expense (benefit)	(127)	49	230
Decrease (increase) in trade receivables	63	805	(443)
Decrease (increase) in prepaid expenses and other current assets	(253)	(256)	158
Increase (decrease) in trade payables	40	(110)	(9)
Increase (decrease) in accrued expenses and other liabilities	(425)	(221)	352
Increase (decrease) in deferred revenue	1,888	(853)	34
Increase (decrease) in other long-term liabilities	54	408	(41)
Other	-	-	1

Net cash used in operating activities	(1,631)	(1,095)	(1,969)

Cash flows from investing activities:

Investment in short-term bank deposit	(502)	-	-
Proceeds from sale of marketable securities	5,793	3,350	7,879
Investment in marketable securities	(3,548)	(1,899)	(6,048)
Purchase of property and equipment	(225)	(142)	(150)
Decrease (increase) in restricted cash	(94)	202	(190)

Net cash provided by investing activities	1,424	1,511	1,491

Cash Flows from financing activities

Proceeds from the issuance of shares, net	1,252	-	-
Proceeds from exercise of stock options	102	37	1

Net cash provided by financing activities	1,354	37	1

Effect of exchange rate changes on cash	(68)	(63)	(107)

Increase (decrease) in cash and cash equivalents	1,079	390	(584)
Cash and cash equivalents at the beginning of the year	3,438	3,048	3,632

Cash and cash equivalents at the end of the year	$4,517	$3,438	$3,048

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Taxes on income	$67	$90	$219

Non-cash investing information:

Investment in leasehold improvements, computers and peripheral equipment upon accrued expenses and other liabilities and other long-term liabilities	$59	$17	$10

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Jacada Ltd. ("Jacada") and its subsidiaries (collectively - "the Company") develop, market and support unified service desktop process optimization and omnichannel solutions that simplify and automate customer service processes and interactions across various channels including mobile, web, voice and chat. The Company generates revenues from licensing its software products and from services such as implementation and customization, consulting, training and maintenance and support.

Jacada Ltd.'s wholly-owned subsidiaries include Jacada Inc., a corporation organized under the laws of the state of Delaware and Jacada (Europe) Limited, a company organized under the laws of England. Jacada (Europe) Limited owns 100% of the stock of Jacada Deutschland GmbH, a limited liability company organized under the laws of Germany. The majority of the Company's sales are made in North America and Europe.

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

Jacada's revenues, and certain of its subsidiary's revenues, are generated mainly in U.S. dollars. In addition, most of their costs are incurred in U.S. dollars. The Company's management believes that the U.S. dollar is the primary currency of the economic environment in which Jacada and certain of its subsidiaries operate. Thus, the functional and reporting currency of Jacada and certain of its subsidiaries is the U.S. dollar

Jacada and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Accounting Standard Codification ("ASC") 830, "Foreign Currency Matters". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statements of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders' equity.

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

e.	Short-term bank deposit:

Bank deposits with maturities of more than three months at acquisition but less than one year are included in short-term bank deposits. Such deposits are stated at cost which approximates fair values

f.	Investments in marketable securities:

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

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income (expenses), net.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and if the entity has the intent to sell the security, including whether it is more likely than not that it will be required to sell the security before recovery of its cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statements of operations as financial income, net, and, with respect to debt securities which the entity does not expect to sell, is limited to the amount related to credit losses, while impairment related to other factors is recorded in other comprehensive loss.

No other-than-temporary impairments were identified in 2016, 2015 and 2014. The gain on sale of marketable securities previously impaired amounted to $ 11, $ 0 and $ 172 for the years ended December 31, 2016, 2015 and 2014, respectively.

g.	Restricted cash:

Restricted cash is invested in bank deposits, which are pledged in favor of the banks which provide to the Company guarantees with respect to office lease agreements, credit card and hedging transactions.

h.	Long-term lease deposits:

Long-term deposits include long-term deposits for motor vehicles under operating leases, presented at their cost and are included in other assets in the consolidated balance sheets.

i.	Property and equipment, net:

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

During 2016, 2015 and 2014, no impairment losses were identified.

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

l.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" (“ASC 740”). ASC 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Revenue recognition:

The Company derives its revenue principally from:

•
initial sales of licenses to use the Company's software either on a perpetual or term basis, including professional services such as customization, implementation and integration services, and associated support and maintenance, also called post-contract support or PCS, and

•	subscription fees for accessing the Company’s cloud-based software services, known as Software-as-a-Service.

Perpetual or Term Licenses

The basis for the Company's software revenue recognition is substantially governed by the accounting guidance contained in ASC 985-605, "Software-Revenue Recognition." Sales of software licenses are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Company considers all arrangements with payment terms extending beyond customary payment terms not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

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

Revenue from software that does not require services, including licenses sold subsequent to the initial installation, and post-implementation consulting services, are recognized upon delivery, assuming all other revenue recognition criteria has been met.

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

Revenues from software arrangements involving multiple elements, such as software, PCS, consulting and training, are allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. The residual method of allocation requires an entity to first allocate revenue to the fair value of the undelivered elements (maintenance and other services) and the residual revenue to the delivered element (software licenses). Any discount in the arrangement is allocated to the delivered element.

VSOE of fair value for maintenance and other services is generally determined based on the price charged for the undelivered element when sold separately. The Company's process for establishing VSOE of fair value of PCS is through performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for its installed base of customers. The Company's process for the establishment of VSOE of fair value for professional services is through a performance of an analysis of the entire population of separate sales of services.

In certain instances, the Company does not have VSOE of fair value for PCS. In these instances, the entire arrangement consideration is recognized ratably over the contract term.

Software as a Service (“SaaS”)

SaaS contracts are accounted for under ASC 605, “Revenue Recognition”. The Company enters into SaaS arrangements with multiple deliverables that generally include subscription fees, PCS and professional services. If the deliverables have standalone value upon delivery, the Company accounts for each deliverable separately with subscription services being recognized ratably over the contract term and professional services being recognized as performed. In determining whether professional services have standalone value, the Company considers the availability of the services from other vendors and the nature of the professional services. To date, the Company has concluded that all of the professional services included in multiple deliverable arrangements executed have standalone value. Multiple deliverables included in an arrangement are separated into different units of accounting and the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. The Company determines the relative selling price for a deliverable based on its VSOE, if available, or its best estimate of selling price (“BESP”), if VSOE is not available. The Company has determined that third-party evidence of selling price (“TPE”) is not a practical alternative due to differences in its service offerings compared to other parties and the availability of relevant third-party pricing information. For professional services, the Company uses the established VSOE as the relative selling price.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has not established VSOE for its subscription services due to lack of pricing consistency, the introduction of new services and other factors. Accordingly, the Company uses its BESP to determine the relative selling price for its subscription.

The Company accounts for reimbursements received for out-of-pocket expenses incurred, in accordance with ASC 605-45-45, "Reimbursements Received for Out-of-Pocket Expenses Incurred", under which reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the statements of operations. The reimbursements received for out-of-pocket expenses for years ended December 31, 2016, 2015 and 2014 amounted to $ 362 $ 452 and $ 305, respectively.

n.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" (“ASC 718”), which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's statements of operations.

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

The Company estimates the fair value of stock options awards using the Black-Scholes option pricing model. This option-pricing model requires a number of assumptions, described below. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The Company used its historical stock prices for calculating volatility. The risk-free interest rate assumption is based on the yield from U.S. treasury bonds with an equivalent term of the Company's employee stock options. The Company determined the expected life of the options according to the average of the vesting period and the expiration period.

The fair value for options granted in 2016, 2015 and 2014 was estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,
	2016	2015	2014

Dividend yield	0%	0%	0%
Expected volatility	65%	65%	64%
Risk-free interest	1.37%	1.75%	1.83%
Expected term (years)	5.6	5.5	5.5

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies ASC 505-50, "Equity-Based Payments to Non-Employees" ("ASC 505") with respect to options issued to non-employees.

o.	Advertising expenses:

Advertising expenses are charged to the statements of operations, as incurred. Advertising expenses for the years ended December 31, 2016, 2015 and 2014 were $ 301, $ 220 and $ 228, respectively.

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

The severance pay expense for the years ended December 31, 2016, 2015 and 2014 amounted to $ 159, $ 221 and $ 213, respectively.

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

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term bank deposit, restricted cash, trade receivables, other current assets, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	December 31, 2016
	Fair value measurements using input type
	Level 1	Level 2	Total

Marketable securities:
Equity	$911	-	$911
Foreign currency derivative contracts	-	(28)	(28)

	$911	$(28)	$883

	December 31, 2015
	Fair value measurements using input type
	Level 1	Level 2	Total

Marketable securities:
US Government treasuries	$1,898	$-	$1,898
Equity	1,161	-	1,161
Foreign currency derivative contracts	-	10	10

	$3,059	$10	$3,069

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Derivative instruments:

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

s.	Basic and diluted loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus potentially dilutive Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

All outstanding stock options have been excluded from the calculation of the diluted net loss per share in 2016, 2015 and 2014.

The total weighted average number of shares related to the outstanding stock options excluded from the calculations of diluted net loss per share due to their anti-dilutive effect was 778,545, 595,439 and 515,053 for the years ended December 31, 2016, 2015 and 2014, respectively.

t.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term bank deposits, marketable securities, trade receivables, restricted cash and foreign currency derivative contracts.

The Company's marketable securities include investments in equity and US treasury bills. The Company's investment policy limits the amount the Company may invest in any one type of issuer, thereby reducing credit risk concentrations. In addition, the policy establishes minimum credit ratings for all types of securities.

An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The provision for doubtful accounts amounted $ 20 and $ 0 at December 31, 2016 and 2015, respectively. Bad debt expense amounted to $ 20 for the year ended December 31, 2016 and $ 0 for the years ended December 31, 2015 and 2014.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Treasury shares:

The Company presents the cost to repurchase treasury shares as a reduction of shareholders' equity.

v.	Comprehensive loss:

The Company accounts for comprehensive loss in accordance with ASC 220 "Comprehensive Income". Comprehensive loss generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of comprehensive loss relate to foreign currency translation adjustments, gains (losses) on hedging derivative instruments and unrealized gains (losses) on marketable securities.

The following table shows the components of accumulated other comprehensive income, net of taxes, for the year ended December 31, 2016:

	Year ended December 31, 2016
	Unrealized gains on marketable securities	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	464	(86)	10	388

Other comprehensive income (loss)	97	(28)	8	77
Amounts reclassified from accumulated other comprehensive income	(288)	-	(46)	(334)

Net current-period other comprehensive loss	(191)	(28)	(38)	(257)

Ending balance	273	(114)	(28)	131

v.         Impact of recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board ("FASB") issued an ASU No. 2014-09 on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In 2015, the FASB issued guidance to defer the effective date to fiscal years beginning after December 15, 2017 with early adoption for fiscal years beginning after December 15, 2016.

In March, April, May and December 2016, the FASB issued additional updates regarding certain principal versus agent considerations, identifying performance obligations and licensing, various narrow scope improvements and technical corrections and improvements based on practical questions raised by users.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The standard requires revenue to be recognized when control of promised goods or services is transferred to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. The standard also provides guidance on the recognition of costs related to obtaining customer contracts. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the standard is applied only to the period of adoption and the cumulative effect of applying the standard would be recognized at the beginning of that period.

The Company is currently evaluating the timing and method of adoption of the new revenue standard and also the impact that the standard will have on its consolidated financial statements and related disclosures.

In 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The Company adopted the provisions of ASU 2014-15 for the year ended December 31, 2016.

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

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this new guidance.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. The Company is currently evaluating the impact that this ASU will have on its consolidated financial statements.

In March 2016, FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this update change the accounting for certain stock-based compensation transactions, including the income tax consequences and cash flow classification for applicable transactions. The Company will adopt this ASU on its effective date of January 1, 2017. The Company is currently evaluating the impact that this guidance will have on its consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). The standard addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company is currently evaluating the impact of adopting the new standard on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016- 13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES

The Company invests in US Government treasuries and equity marketable securities, which are classified as available-for-sale. The following is a summary of the Company's investment in marketable securities:

	December 31, 2016				December 31, 2015
		Gross unrealized	Gross unrealized	Fair		Gross unrealized	Gross unrealized	Fair
	Cost	gains	Losses	value	Cost	gains	losses	value
Available-for-sale:

US Government treasuries	$-	$-	$-	$-	$1,898	$-	$-	$1,898
Equity securities	$491	$420	$-	$911	$703	$458	$-	$1,161

	$491	$420	$-	$911	$2,601	$458	$-	$3,059

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015
Cost:

Computers and peripheral equipment	$2,561	$2,906
Office furniture and equipment	195	498
Motor vehicles	13	13
Leasehold improvements	359	352

	3,128	3,769
Accumulated depreciation	2,689	3,381

Depreciated cost	$439	$388

Depreciation expense for the years ended December 31, 2016, 2015 and 2014 amounted to $ 174, $ 151 and $ 190, respectively.

NOTE 5:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2016	2015

Employees and payroll accruals	$921	$1,399
Accrued expenses	274	237

	$1,195	$1,636

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2020. Future minimum lease payments under non-cancelable operating leases as of December 31, 2016 are as follows:

2017	$398
2018	258
2019	221
2020	37

$914

Total rent expenses for the years ended December 31, 2016, 2015 and 2014 were $ 381, $ 400 and $ 396, respectively.

NOTE 7:-	DERIVATIVE FINANCIAL INSTRUMENTS

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

Gain (loss) on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income into cost of services and operating expenses for the year ended December 31, 2016 were $ 2, and $ 62, respectively. The ineffective portion of the change in fair value of a cash flow hedge for the years ended December 31, 2016, 2015 and 2014 amounted to $ (18), $ 10 and $ 4, respectively.

The notional amounts of the Company's derivative instruments as of December 31, 2016 amounted to $ 2,641. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

As of December 31, 2016, amounts related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income (loss) totaled $ (28) which will be reclassified into statements of operations within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

The Company records all derivative instruments on the balance sheet at fair value. The fair value of the open foreign exchange contracts appears on the consolidated balance sheets as of December 31, 2016, as a liability in other current liabilities, in the amount of $ 28.

The fair value of the Company's outstanding derivative instruments qualified as hedging instruments as of December 31, 2016 and 2015 is summarized below:

	Location in	Gains (losses) reclassified from other comprehensive income (loss) into income (expenses)
	statement	Year ended December 31,
	of operations	2016	2015	2014
Derivatives in cash flow hedging relationship

Foreign exchange option contracts	Cost of sales and operating expenses	$-	$-	$8
Foreign exchange forward contracts	Financial expense	(18)	(10)	4
Foreign exchange forward contracts	Cost of sales and operating expenses	64	(124)	(57)

		$46	$(134)	$(45)

NOTE 8:-	SHAREHOLDERS' EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

The Company’s shares are traded in the over-the-counter market in the OTCQB Marketplace.

b.	Options issued to employees and directors:

As of December 31, 2016, the Company had two Incentive Share Option Plans (the 2003 and 2012 plans) under which options are outstanding. The 2003 and 2012 plans provide for the grant of options to officers, management, employees and key employees, directors, consultants and others. The options granted generally become fully exercisable after four years and expire 7 years from the grant date. Any options from the 2003 and 2012 plans that are forfeited or canceled before expiration become available for future grants.

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

As of December 31, 2016, an aggregate of 831,551 Ordinary shares of the Company were still available for future grant under the Incentive Share Option Plans.

A summary of the Company's option activity and related information with respect to options granted to employees and directors for the year ended December 31, 2016 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at the beginning of the year	641,089	$2.76	4.20	$718
Granted	164,000	$3.30
Exercised	(71,393)	$1.44
Forfeited	(61,982)	$4.70

Outstanding at end of year	671,714	$2.85	4.13	$1,534

Exercisable options at end of year	395,154	$2.27	2.96	$1,135

Vested and expected-to-vest at end of year	637,347	$2.79	4.04	$1,496

The total intrinsic value of stock options exercised during 2016, 2015 and 2014 was $ 264, $ 73 and $ 3, respectively.

c.	Options issued to consultants:

The Company's outstanding options to consultants as of December 31, 2016, were as follows:

Grant date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through

October, 2015	54,075	$4.52	16,898	October, 2022

	54,075		16,898

d.
As of December 31, 2016, there was $ 255 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.52 years.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

e.	Stock-based compensation expense:

The following table presents the stock-based compensation included in the line items below in the Company's consolidated statements of operations:

	Year ended December 31,
	2016	2015	2014

Cost of revenues	$26	$19	$4
Research and development	16	19	3
Sales and marketing	82	45	14
General and administrative	445	61	45

Total	$569	$144	$66

f.
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

g.
On November 14, 2016, as part of a securities purchase agreement, the Company issued 261,287 ordinary shares, nominal value NIS 0.04 per share, at an offering price of $ 5.25 per share. The Company received total proceeds of $ 1,252, net of $ 120 issuance expenses.

NOTE 9:-        TAXES ON INCOME

a.	Corporate tax rates in Israel:

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law ("Amendment 73") was published. The Amendment prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017.

As the Company currently has no taxable income, these benefits have not yet commenced for all programs since inception.

Income not eligible for Approved Enterprise benefits are taxed at a regular rate, as follows: 2016 – 25% and for 2015 and 2014 – 26.5%.

On December 29, 2016, the Israeli Government legislated a reduction in corporate income tax rates from 25.0% to 24.0% in 2017 and to 23.0% in 2018 and thereafter. The Company estimates that the effect of the change in tax rates will not lead to material change in the amounts in the consolidated financial statements.

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

As of December 31, 2016, the Company had an Israeli net operating loss carryforward of approximately $ 48,870 which can be carried forward and offset against taxable income with no expiration date.

As of December 31, 2016, the European subsidiaries had net operating losses carryforward for income tax purposes, of approximately $ 1,895 which can be carried forward and offset against taxable income with no expiration date.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	TAXES ON INCOME (Cont.)

d.	Theoretical tax:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the losses outside of the U.S, mainly in Israel, amounting to $ 3,368, $ 1,931 and $ 2,258 for the years ended December 31, 2016, 2015 and 2014, respectively, for which valuation allowance was provided in each year..

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2016	2015

Deferred tax assets:

Operating loss carryforward	$11,833	$12,309
Reserves and allowances	1,025	1,216

Total deferred tax asset before valuation allowance	12,858	13,525
Valuation allowance	(12,644)	(13,272)

Deferred tax assets	214	253
Deferred tax liabilities	(168)	(181)

Deferred taxes	$46	$72

The Company's subsidiary in Israel has provided valuation allowance in respect of deferred tax assets resulting from carry forward of net operating loss.

f.          Income (loss) before taxes is comprised as follows:

	Year ended December 31,
	2016	2015	2014

Domestic	$(3,808)	$(1,931)	$(2,258)
Foreign	350	774	2,557

	$(3,458)	$(1,157)	$299

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	TAXES ON INCOME (Cont.)

g.	Income tax expense (benefit) is comprised as follows:

	Year ended December 31,
	2016	2015	2014

Current tax expenses (benefit)	$116	$35	$737
Deferred tax expenses (benefit)	(127)	49	230

	(11)	$84	$967

Domestic	$-	$-	$-
Foreign	(11)	84	967

	$(11)	$84	$967

h.	Uncertain tax positions:

The following table represents the amount of unrecognized tax benefits with respect to uncertain tax positions. The entire balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

	Year ended December 31,
	2016	2015

Beginning balance	$448	$30

Change in unrecognized tax benefits with respect to uncertain tax positions:	95	418

Ending Balance	$543	$448

As of December 31, 2016 and 2015, accrued interest related to uncertain tax positions amounted to $ 51 and $ 30, respectively.

As of December 31, 2016, Jacada's 2012 tax filling has received final tax assessments.

NOTE 10:-      GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

a.	Summary information about geographical areas:

The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company's business) and follows the requirements of ASC 280 "Segment Reporting".

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-      GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA (Cont.)

The following is a summary of revenues within geographic areas based on the end-customer's location:

	Year ended December 31,
	2016	2015	2014

United States	$6,970	$8,536	$9,929
United Kingdom	1,930	1,518	1,513
Germany	1,549	1,316	1,976
Netherlands	1,465	1,577	1,668
South Africa	933	1,479	613
Ireland	182	1,230	-
Other	1,442	1,667	674

	$14,471	$17,323	$16,373

	December 31,
	2016	2015
Property and equipment:

Israel	$282	$202
North America	157	186

	$439	$388

b.	Major customers' data as a percentage of total revenues:

	Year ended December 31,
	2016	2015	2014

Customer A	11%	8%	12%
Customer B	10%	9%	10%
Customer C	2%	3%	23%

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-      SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF OPERATIONS

a.	Financial income (expenses), net:

	Year ended December 31,
	2016	2015	2014
Financial income:

Foreign currency translation adjustments	$-	$-	$12
Realized gain on marketable securities	135	1	1,862
Interest income and amortization/accretion of premium/discount on marketable securities or bank deposits	3	1	2
Dividend on equity marketable securities	25	30	85

	163	32	1,961
Financial expenses:

Bank charges	(28)	(25)	(20)
Foreign currency translation adjustments	(14)	(45)	-

	(42)	(70)	(20)

	$121	$(38)	$1,941

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JACADA LTD.

/s/ Caroline Cronin
By:	Caroline Cronin
Chief Financial Officer

Date: April 28, 2017

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

1.6
Amendment to Jacada Ltd.’s Articles of Association, dated November 10, 2016 (incorporated by reference to Proposal 4 of the registrant’s proxy statement for its 2016 annual general meeting of shareholders, annexed as Exhibit 99.1 to the registrant’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on October 11, 2016).

4.1.1	Jacada Ltd. 2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the registrant’s Registration Statement on Form S-8 (file no. 333-111303)).

4.1.2	Amendment No. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.2	2012 Share Option and Incentive Plan (incorporated by reference to Exhibit 4.6 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012).

4.3
Jacada Ltd. Office Holder Compensation Policy (incorporated by reference to Appendix A to the registrant’s proxy statement for its 2013 annual general meeting of shareholders, annexed as Exhibit 99.1 to the registrant’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on November 27, 2013).

4.4
Form of Indemnification Agreement with Directors and Officers of Jacada Ltd. (incorporated by reference to Appendix C to the registrant’s proxy statement for its 2016 annual general meeting of shareholders, annexed as Exhibit 99.1 to the registrant’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on October 11, 2016).

4.5
Securities Purchase Agreement, dated as of September 29, 2016, by and between Jacada Ltd. and IGP Digital Interaction Limited Partnership (incorporated by reference to Appendix A to the registrant’s proxy statement for its 2016 annual general meeting of shareholders, annexed as Exhibit 99.1 to the registrant’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on October 11, 2016).

4.6
Registration Rights Agreement, dated as of November 14, 2017, by and between Jacada Ltd. and IGP Digital Interaction Limited Partnership (incorporated by reference to the form of registration rights agreement attached as Appendix B to the registrant’s proxy statement for its 2016 annual general meeting of shareholders, annexed as Exhibit 99.1 to the registrant’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on October 11, 2016).

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

101
The following financial information from Jacada Ltd. Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on April 28, 2017, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2015 and 2016, (ii) Consolidated Balance Sheets (Parenthetical) as of December 31, 2015 and 2016, (iii) Consolidated Statements of Operations for the years ended December 31, 2014, 2015 and 2016, (iv) Consolidated Statements of Operations (Parenthetical) for the years ended December 31, 2014, 2015 and 2016, (v) Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2015 and 2016, (vi) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2014, 2015 and 2016, (vii) Consolidated Statements of Changes in Shareholders’ Equity (Parenthetical) for the years ended December 31, 2014, 2015 and 2016, (viii) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016, and (ix) Notes to Consolidated Financial Statements.