Form 20-F
period 2017-12-31
JACADA LTD
filed 2018-04-30
CIK 1095747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

5,794,618 Ordinary Shares, par value NIS 0.04 per share

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

A.            Selected Financial Data

The following table sets forth selected financial data from our consolidated statements of operations and balance sheets for the periods indicated.  The selected consolidated statement of operations data for the years ended December 31, 2017, 2016 and 2015, and the selected consolidated balance sheet data as of December 31, 2017 and 2016, have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.  The financial statements included in this Annual Report have been prepared in accordance with US GAAP. The consolidated statements of operations data for the years ended December 31, 2014 and 2013, and the selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013, are derived from our audited consolidated financial statements that are not included herein. The following selected financial data is qualified by reference to, and should be read in conjunction with, the sections entitled “Item 5:  Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and our consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Software licenses	$2,722	$1,743	$4,459	$2,437	$2,930
Services	7,384	8,145	8,443	9,687	8,948
Maintenance	4,598	4,583	4,421	4,249	3,748
Total revenues	14,704	14,471	17,323	16,373	15,626
Cost of revenues:
Software licenses	301	282	97	175	170
Services	5,620	6,067	6,408	5,813	5,417
Maintenance	506	563	479	496	353
Total cost of revenues	6,427	6,912	6,984	6,484	5,940
Gross profit	8,277	7,559	10,339	9,889	9,686
Operating expenses:
Research and development	3,470	2,933	3,177	3,481	2,918
Sales and marketing	5,823	4,993	5,223	5,052	4,398
General and administrative	3,152	3,212	3,058	2,998	3,107
Total operating expenses	12,445	11,138	11,458	11,531	10,423
Operating loss	(4,168)	(3,579)	(1,119)	(1,642)	(737)
Financial income (expense), net	227	121	(38)	1,941	473
Income (loss) from operations before taxes	(3,941)	(3,458)	(1,157)	299	(264)
Income tax benefit (expense)	(632)	11	(84)	(967)	382
Net income (loss)	$(4,573)	$(3,447)	$(1,241)	$(668)	$118

Basic net earnings (loss) per share	$(1.00)	$(0.81)	$(0.30)	$(0.16)	$0.03

Diluted net earnings (loss) per share	$(1.00)	$(0.81)	$(0.30)	$(0.16)	$0.03
Weighted average number of shares used in computing basic net earnings (loss) per share	4,543,271	4,233,189	4,166,433	4,159,576	4,159,134

Weighted average number of shares used in computing diluted net earnings (loss) per share	4,543,271	4,233,189	4,166,433	4,159,576	4,166,033

	As of December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,701	$4,517	$3,438	$3,048	$3,632
Cash and investments	*6,862	*6,609	*7,082	*8,369	*10,376
Working capital	4,284	4,197	4,778	5,870	6,096
Total assets	9,736	10,530	10,862	13,123	14,700
Treasury stock	17,863	17,863	17,863	17,863	17,863
Shareholders’ equity	$3,400	$3,620	$5,401	$6,793	$8,743

*Cash and investments include restricted cash deposits of $600, $679, $585, $787 and $597 as of December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

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

Risks Related to Our Business

Our business model is focused on continued growth in certain markets in which we have only several years of experience.  Failure to continue our penetration into this market would negatively impact our results of operations.

While we have focused on the customer service and support market since 2004, we only entered the digital customer experience market several years ago. In 2012 we introduced Jacada Visual IVR and in 2017 we introduced Jacada Intelligent Assistant, our solutions designed to enhance self service capabilities from digital engagement channels (such as a website or smart phones) and improve the connectivity between these digital channels and the assisted service channels. While we have obtained several significant customers, we still have relatively limited experience in this evolving market.  Our relatively limited experience and knowledge regarding the digital customer experience market may impede our ability to sell our products and result in decreased revenues and increased losses. In addition, we currently, and in the future, intend to further invest in research and development for products in this market. Failure to have our research and development efforts result in marketable products, and ultimately revenue-producing products, could result in increased losses.

The digital customer experience market is an evolving market, and failure to achieve market acceptance of our products in this space may result in a failure to recover our research and development and marketing expenditures, which would adversely impact our operating results.

Developing a relatively new market requires our educating participants in the market regarding our product capabilities, our educating those purchasing the products of the potential return on investment for the products, as well as demonstrating proof of the technological feasibility of the products themselves. We continue to focus research and development on new products within the digital customer experience market and intend to introduce new products within our digital customer experience customer engagement suite with a goal to increase revenue within the digital customer experience space. While we believe there is now an established market for Visual IVR and Intelligent Assistant solutions, we continue to develop products within the digital customer experience market which may not have established markets. Should our go-to-market strategy for educating the market to the benefits of other digital customer experience products we may introduce fail, or if we are unable to garner references from select early adopters, we may be unable to continue to generate revenue from our digital customer experience products.

The investment required in further developing the digital customer experience market may generate little revenue while increasing our cost of sales.

In order to further develop a relatively new technology, on occasion, we have and may continue to be required to perform a proof of technology or pilots where we must prove the benefits of our digital customer experience technologies, including Visual IVR and Intelligent Assistant, in a prospect’s specific business environment. These engagements may be performed for a fee, at no charge or at a substantially reduced fee, thereby increasing our cost of sales with limited or no funds to cover the cost.

We do not have a proven business model for the digital customer experience market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our digital customer experience solutions may be harmed or we will experience a further delay in generating revenues from these products.

In addition to our traditional perpetual license model, our recent digital customer experience product offerings are being offered to the market under different pricing models such as transaction-based, subscription-based and software-as-a-service, or “SaaS”. We do not have enough experience to determine whether our business model is correct and appropriate for new sales or follow-on sales. In the event that our chosen business models are inappropriate, we may need to modify them and adjust the manner in which we sell these products in order to close subsequent transactions. This required adjustment may adversely affect our revenues and expense levels.

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

Recent company efforts have focused on the introduction of a cloud offering for our Jacada Visual IVR and Jacada Agent Guidance (formerly known as Jacada Agent Scripting) products, allowing us to offer these products in a SaaS model. This model requires us to host the software and allow customers to access and use the software remotely. This requires technical innovations to our products as well as an enhanced infrastructure to support active monitoring and disaster recovery efforts required in a SaaS model. If the products we develop fail to meet the technical requirements of a cloud offering, we may fail to successfully develop the digital customer experience market and may fail to generate revenues. In addition, should we be unable to provide the level of monitoring support required of a SaaS model, we may be exposed to the risk of product liability or warranty claims based on failure to maintain certain service level requirements of our customers. In addition, the failure of our products to perform to customer expectations could give rise to warranty or other claims. Any of these claims, even if not meritorious, could result in costly litigation or divert management’s attention and resources. We may not have sufficient funds or insurance coverage to satisfy any or all liability that may be imposed upon us with respect to these claims.

We must continue our investment in our sales and marketing efforts, including our indirect distribution channels, in order to increase market awareness of our products and to generate increased revenues.

Our sales and marketing teams have limited resources. The size of our current sales and marketing departments may not be sufficient to increase market awareness or identify and qualify a sufficient number of sales opportunities to assist in revenue growth. In addition, we believe that in certain markets our future success may be dependent upon the expansion of our indirect distribution channels, consisting of relationships with partners, system integrators, call center outsourcers, resellers and distributors. While our list of partners has grown in the last few years, we still have relationships with only a limited number of partners. The number and quality of the partnerships we maintain may not be sufficient to allow us to expand into certain markets.

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

Our revenues may decline if we do not increase the number of transactions that we effect in 2018.

Our backlog may decrease if we do not maintain or increase the number of our transactions. Reduced backlog means that we will be more dependent on signing new transactions in order to generate revenues. If we fail to sign a sufficient number of new transactions in 2018 for which we recognize revenue in 2018, our revenues and results of operations will be adversely affected.

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

Revenues from our customer service and support solutions, and to a lesser extent, our digital customer experience solutions, might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations.

During 2017, 2016 and 2015, our revenues were derived from large orders from a small number of customers. In 2017, 2016 and 2015, the three largest customers in each individual year accounted for an aggregate of 33%, 31% and 24% of our total revenues, respectively. We believe that our revenues will continue to be dependent on a relatively limited number of significant customers for the foreseeable future, and we cannot assure you that we will make repeat sales to these customers. We also cannot assure you that new customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or significant reductions in sales from a key customer would significantly reduce our revenues and make it significantly more difficult for us to become profitable.

Competition in the market in which we operate is intense. If we are unable to compete effectively, the demand for, or the prices of, our products may be reduced.

The markets in which we operate are competitive and subject to change. Our products compete with other customer experience optimization and customer service solutions offered by other vendors including Salesforce.com and Pega Systems. In addition, with our digital customer experience product offering, Jacada Visual IVR and our Intelligent Assistance solutions, we face new competitors in the digital customer service space, including CallVU, CafeX, 24/7, eGain and Genesys. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

Other solutions are available to provide similar benefits to the ones we offer in the digital customer experience market and we may compete concerning priorities, budget and solution approach with vendors of those solutions.  In addition, in the customer service and support market, our potential customers may choose to deploy traditional CRM application software, or utilize their own information technology personnel or system integrators to write new code or rewrite existing applications in an effort to develop their own customer service and support solutions. As a result, prospective clients may decide against purchasing and implementing externally-developed solutions such as ours.

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

If new members of our management team are unable to fully transition into their respective new positions, our operations will be adversely affected. Several members of our management team, including our Chief Executive Officer, Chief Product Officer and Vice President of Sales for EMEA, joined us during 2017 or early 2018. If those new management members are unable to successfully transition into their respective positions, our operations will be adversely affected.

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

Our revenues could be adversely affected if we fail to recruit and retain qualified sales and technical service personnel.

Sales of our solutions require, in many cases, advanced sales activity and post-sale implementation and customization. We rely on our staff of professional sales and technical service personnel, as well as subcontractors to implement our solutions after they are purchased by our customers. Unless we are able to recruit and retain qualified sales and technical service personnel, as well as subcontractors, or hire and train such personnel and subcontractors to replace those who leave us, it will be difficult for us to implement our solutions and obtain customer acceptance and to increase or possibly even maintain our present level of sales due to constraints on our capacity to implement sales.

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

We derive our revenues from license fees for our software products; fees for professional services (which include customization, implementation, and integration of our solutions); training; and maintenance and support services. In 2017, 2016 and 2015, services revenues constituted a majority of our total revenues. Services revenues have lower gross margins than software revenues.  If we do not increase the portion of our total revenues attributable to software license fees or if we do not increase our professional services gross margins, we may not be able to achieve or maintain profitability.

Failure to deliver professional services efficiently could negatively impact our gross margins.

Our relatively limited experience and knowledge regarding the digital customer experience market, particularly for our newly introduced products, and the delivery of our products and solutions for this new market, may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated.  In addition, failure by our professional services team to properly scope a project or unanticipated difficulties encountered during the installation of our products could require us to utilize more resources than anticipated to meet the customer requirements or correct defects, impacting our gross margins. Any such extraneous expenditure of resources may negatively impact our professional services gross margins and our ability to achieve or maintain profitability. Additionally, failure to deliver professional services efficiently and to our customers’ satisfaction may increase the potential of termination of projects by our customers.

Uncertain global economic conditions, including credit constraints, could adversely affect us.

In previous years, weakness in the global credit markets, failures or material business deterioration of investment banks, commercial banks, and other financial institutions and intermediaries in certain parts of the world, particularly in Europe, and reductions in asset values across businesses, households and individuals, combined with other financial and economic indicators, caused economic uncertainty. These conditions, should they re-appear, may result in reduced demand or funding for projects involving our customer service and support or digital customer experience solutions, longer sales cycle for our projects or termination of projects by our customers, which may adversely affect our results of operations. Among other things, we might face:

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

Currently we market and sell our products and services primarily in North America and Europe, from which areas we received approximately 89% of our total revenues for the year ended December 31, 2017. Managing our operations in North America and Europe requires significant management attention and financial resources. Further, we currently have limited experience in marketing and distributing our products in regions other than North America and Europe.  Other areas into which we market our products, either through direct sales or partners, include Israel and Asia Pacific. Our inability to increase our worldwide operations successfully could adversely impact our business.

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

The recent comprehensive tax reform in the United States could adversely affect our results of operations and financial condition.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act, which we refer to as the U.S. Tax Reform, a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, (i) a permanent reduction to the corporate federal income tax rate, (ii) a partial limitation on the deductibility of business interest expense, (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base) and (iv) a one-time tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate. We are in the process of assessing the overall impact of the U.S. Tax Reform on our business and financial condition. Currently such impact is not entirely clear, and it is possible that our assessment of our business, effective income tax rate and our profitability may be affected as a result of tax regulations and guidance to this new legislation, which are anticipated to be provided by the regulators during the coming year. The U.S. Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the U.S. Tax Reform will be applied or otherwise administered that is different from our interpretation. Foreign governments may enact tax laws in response to the U.S. Tax Reform that could result in further changes to global taxation and materially adversely affect our financial position and results of operations. The application of accounting guidance for various items and the ultimate impact of the U.S. Tax Reform on our business are currently uncertain.

Current and future accounting pronouncements and other financial reporting standards, might negatively impact our financial results.

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards and changes in their interpretation, we might be required to change our accounting policies.

This could lead to risks in the following areas, among others: not being able to react in a timely manner to new accounting pronouncements and financial reporting standards concerning revenue recognition (including the new ASC 606 guidance on revenue from contracts with customers that we will need to adopt in 2018) and unpredictable changes in interpretation of standards. Any one or more of these events could have an adverse effect on our business, financial position, and profit.

Risks Related to Our Intellectual Property and Our Technology

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

The safeguarding of our information technology infrastructure and our customers’ information hosted on our infrastructure and on the hosted services infrastructure we use is important to our business. A cyber-attack that bypasses our or the hosting service’s (Amazon Web Services) security systems causing a security breach may lead to a material disruption of our information technology (IT) business systems and/or the loss of business information, resulting in adverse business impact.  Adverse effects could include:

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

We have invested in advanced detection, prevention and proactive systems to reduce the risk of a security breach to our IT business systems. We also maintain a disaster recovery solution, as a means of assuring that a breach or cyber attack does not necessarily cause the loss of our information. We furthermore review our protections and remedial measures periodically in order to ensure that they are adequate.

Despite these protective systems and remedial measures, techniques used to obtain unauthorized access are constantly changing, are becoming increasingly more sophisticated and often are not recognized until after an exploitation of information has occurred. We may be unable to anticipate these techniques or implement sufficient preventative measures, and we therefore cannot assure you that our preventative measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. We furthermore cannot be certain that our remedial measures will fully mitigate the adverse financial consequences of any cyber attack or incident.

Risks Related to an Investment in Our Ordinary Shares

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

As a non-U.S. company, we could potentially be treated as a passive foreign investment company, or a PFIC, if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” (which we refer to as the Income Test) or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income” (which we refer to as the Asset Test).  Please see the discussion under “Item 10E. Taxation” for further details regarding these tests. We believe that we were not a PFIC for United States federal income tax purposes in 2017, and we do not anticipate that we will be a PFIC in 2018. While we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination. Ultimately, our status is a factual determination made annually and may be subject to change.

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

Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code.

A non-U.S. corporation is considered a CFC if more than fifty percent of the voting power or the total value of the shares is owned, or is considered to be owned, by U.S. shareholders who each own shares representing ten percent or more of the voting or total value of the shares of such non-U.S. corporation (which we refer to as 10% U.S. Shareholders).

Generally, 10% U.S. Shareholders of a CFC are currently required to include in their gross income their pro-rata share of the CFC’s “Subpart F income”, a portion of the CFC’s earnings, to the extent the CFC holds certain U.S. property, and certain other new items under the U.S. Tax Reform. Such 10% U.S. Shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC.

Certain changes to the CFC constructive ownership rules introduced by the U.S. Tax Reform may cause one or more of our non-U.S. subsidiaries to be treated as CFCs and may also impact our CFC status. This may result in negative U.S. federal income tax consequences for 10% U.S. Shareholders of our ordinary shares.

The CFC rules are complex and therefore no assurances can be given that we are not or will not become a CFC. Certain changes to the CFC constructive ownership rules introduced by recent U.S. tax legislation could, under certain circumstances, cause us to be classified as a CFC. Current or prospective 10% U.S. Shareholders should consult their tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our ordinary shares and the impact of the U.S. Tax Reform, especially the changes to the rules relating to CFCs.

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

Our articles of association contain provisions which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders.  For example, our articles of association provide that our board of directors is divided into four classes, three of which serve three-year terms.  In addition, certain provisions of the Companies Law could also delay or otherwise make more difficult a change in control.  The provisions of the Companies Law relating to mergers and acquisitions are discussed in greater detail in “Item 10.B. Memorandum and Articles of Association.”

Item 4:	INFORMATION ON THE COMPANY

A.            History and Development of the Company

Our legal and commercial name is Jacada Ltd.  We were incorporated under the laws of the State of Israel in December 1990 as a limited liability company.  On August 9, 1999, we changed our name from Client/Server Technology Ltd. to Jacada Ltd. Our commercial name is Jacada. Our registered office in Israel is 8 Hasadnaot Street, Herzliya 46728 Israel and our telephone number is 972-9-952-5900.  Our agent in the United States is Oren Shefler, whose address is 11560 Great Oaks Way, Suite 200, Alpharetta, GA 30022. Our address on the Internet is http://www.jacada.com.  The information on our website is not incorporated into this Annual Report.  We operate under the Companies Law.

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

We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies’ shares, during fiscal years 2017 or 2018 (thus far).

B.            Business Overview

Industry Overview

Jacada is a software company that helps enterprises simplify and automate their customer interactions on both voice and digital channels, helping to reduce customer effort, reduce cost of operations, increase customer loyalty and drive additional revenue.

Jacada provides digital customer experience solutions to improve adoption of digital self-service, reduce the number of customer interactions that require contact center agent assistance and bridge the voice and digital channels disconnect to create cross channel interactions for an enterprise’s customers. We refer to this market as the “digital customer experience market”.

Jacada also provides software for contact centers to improve the productivity of an enterprise’s contact centers agents. We provide customer experience management and robotic process optimization solutions that simplify and automate customer service processes at the assisted service channels (voice and chat). We refer to this market as the “customer service and support market”.

Prior to the introduction of our customer service and support market products we had been operating in the application integration and web-enablement market for 16 years. We refer to this market as our “traditional market business.”

Digital Customer Experience Market

In today’s highly competitive markets, companies increasingly focus on providing customer service as a means of increasing customer satisfaction and customer retention rates. Customers are demanding service when they need it and how they need it. Whether it is a digital session on a mobile device or the internet, a virtual customer assistant (chatbot) that allows automated conversation, a voice call or even a proactive outbound notification, customers demand that interactions be low-effort, efficient and on the channel of their choice. In today’s environment, customers prefer an autonomous customer experience where they have the ability to “self-serve” before placing a call to a contact center, or call center. They prefer to skip lengthy call menus and confusing options in a voice interactive voice response, or IVR, and instead prefer to use a visual user interface on a company website or on their smartphone, allowing them to quickly find their desired answer without having to speak with an agent. If the customer does not find what they are looking for on a certain channel, they expect to transition between channels, for example, website to voice channel, without the need to repeat themselves and continue the dialog with from where they concluded on the previous channel.

When agent involvement is required, customers expect to be transitioned to a live call or chat seamlessly. It is still common for customers to have to repeat information to a customer service agent even if that information had already been entered into the company’s website or mobile application. In addition, it is common for the self-service experience on the website, in the mobile application, and on the voice IVR to each be created separately, frequently by different organizations. This results in a fragmented customer experience with little to no ability for the customer to get a consistent experience across these touch-points and as the customer tries new touch-points to resolve their issue they commonly have to start over from the beginning especially when they give up and try to call for assistance from a live agent.

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

Customer Service and Support Market

Once an agent is reached, to provide quality customer service, customer service representatives must be able to answer customer’s questions quickly and accurately, handle any request the customer may have, and do so in an efficient, professional and pleasant manner. One of the significant challenges in the provision of quality customer service is the complexity of the customer service representative desktop. This is due both to the number of software applications on the customer service representative’s computer desktop and to the complexity of the applications used on the desktop. Most customer service representatives must manage several applications on their desktop, including billing, inventory, delivery tracking, call tracking and customer relationship management, or CRM, applications, and many customer service representatives have six, eight, ten or more applications that they must learn and manage.

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

Our Solutions

We develop, market and support digital customer experience solutions, unified agent desktop, agent guidance and robotic process optimization solutions. Our digital customer experience solutions allow our customers to deliver consistent, autonomous customer service across multiple digital channels (such as smart-phones and web self-service) and ensure a seamless connectivity into the contact center in the event the user was unable to complete the self-service transaction in the digital channel. Our digital customer experience solutions improve self-service across digital channels, ensure low inbound call volume, reduce handling time if agent assistance is still required and provide an improved customer experience.

Our unified agent desktop and robotic process optimization solutions simplify and automate customer service processes and help organizations improve their customer experience.  By bridging disconnected systems into a single, “intelligent” workspace and providing process guidance to contact center agents, our customer service and support market solutions create greater operational efficiency and increase agent and customer satisfaction. Our customer service and support market products simplify the desktop of customer service representatives, guide them through complex call types to reduce operational costs, enforce policies, improve the customer experience and automate transactions to reduce handling time and error rate. Our solutions provide our clients’ organizations with a simplified customer service interaction designed to improve the efficiency and effectiveness of their customer service organization.

Benefits

Our solutions provide the following business benefits:

•
Reduced inbound call volume through increased self-service resolution, seamless transition between self-service and assisted service channels and reduction in agent handling time. Jacada’s digital customer experience solutions improve self service capabilities and bridge the gap between self-service and traditional customer service contact channels. This results in a reduced number of inbound calls, a consistent customer service experience through the various channels and a shorter average handling time when agent assistance is still required. Because customers are more apt to provide information and select the correct menu options when using a visual experience, Jacada digital customer experience solutions achieve better self-service rates compared to the traditional voice IVR. When self-service is not achieved, Jacada digital customer experience solutions can use the information provided during the self-service attempt and the identified call intent to route the call to the right agent. Jacada’s digital customer experience solutions also transfer the information collected during the self-service attempt to the agent, preventing the need to repeat information, therefore reducing call handle time.

•
Reducing operating expense. Because our customer service and support market products present contact center agents with a single interface through which applications are accessed, provide the ability to guide the agents through complex processes and to automate transactions, they eliminate the need to navigate through and between applications. Therefore, they eliminate redundant data entry, cut keystrokes and streamline or even eliminate process steps, including time consuming call wrap-up processes, thereby generating greater agent efficiency.  This enables increased first call resolution, significant reduction in average handle times and operating costs and reduced error rates.

•
Significantly reducing customer service representative training costs.  By simplifying the customer service representative desktop, reducing the number of applications with which a customer service representative must interact and offering process guidance and desktop automation, our contact center solutions allow our customers to significantly reduce their customer service representative training costs.

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

Jacada® Visual IVR. Jacada Visual IVR is a digital customer experience solution which enables end users to engage in a mobile self-service session through smart phones, tablets or other smart devises (either as an extension to a native mobile application or independently from a native mobile application) which visually maps out the steps of the customer service interaction. This visual interaction, or Visual IVR, has full support for data entry and sophisticated self-service capabilities, including being able to proactively mine knowledge bases for information and retrieve or update customer information in real time. Jacada Visual IVR connects the customer’s self-serve interaction directly with a company’s underlying line of business applications to solve their problem. For calls that do require agent assistance, however, Jacada Visual IVR provides a seamless transition to the voice or chat channel from the self-service channel. Once the call is connected to the agent, all of the steps already taken by the customer, as well as any data entered, are visible to the agent. By doing so, customers will not have to repeat information. Additionally, the underlying systems can be pre-populated with the customer information, adding a further benefit of reduced handle times.

Jacada® Intelligent Assistant. Jacada Intelligent Assistant is our new virtual customer assistant that allows end users to engage in an automated conversation to answer their questions and complete transactions on their behalf. Utilizing any third party’s natural language processing (NLP) and integration with backend systems and robotic processing, Jacada Intelligent Assistant is capable of providing answers to customers’ questions and complete transactions on their behalf. Jacada Intelligent Assistant engages the customer in conversation to understand their current need and automate the service provided. Jacada Intelligent Assistant also connects the customer’s self-serve interaction directly with a company’s underlying line of business applications to solve their problem. For interactions that do require agent assistance, however, Jacada Intelligent Assistant provides a seamless transition to the voice or chat channel from the self-service channel. Once the interaction is connected to the agent (via chat or a call), all of the steps already taken by the customer, as well as any data entered, are visible to the agent, saving customers the need to repeat any previously provided information. Additionally, the underlying systems can be pre-populated with the customer information, adding a further benefit of reduced handle times.

Jacada® Advisor. Jacada Advisor helps call centers improve customer service by providing real-time agent guidance, simplifying applications and automating redundant or repetitive tasks. Jacada Advisor works by capturing processes performed on an application and then automating all or parts of the process. Agents can be guided as to the next best action to perform using small pop-up’s or “bubbles” that are provided in real-time in context to the current action being performed. In addition, Jacada Advisor can monitor the activities of an agent in an application and automatically perform routine tasks, as and when appropriate. Thanks to its flexible customer interaction scripting capabilities, the customer experience can be tailored and adjusted to deliver an optimal experience using a graphical rule based environment.

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

Jacada® Agent Guidance. Jacada Agent Guidance (formerly known as Jacada Agent Scripting) guides the customer service agent through an optimized interaction with the customer. A typical contact center interaction contains elements of “guidance language” presented to the agent as a best practice suggestion regarding how to answer the customer’s inquiry, mandatory language that must be read for compliance reasons, business rules to determine what the agent may offer or do next, and workflow between these steps to ensure that all necessary information is gathered and presented to the customer. Jacada Agent Guidance can be deployed in conjunction with Jacada WorkSpace to ensure seamless cooperation between the customer interaction workflow and the multiple business systems controlled by Jacada WorkSpace.

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

Principal Markets

Our principal markets are North America and Europe. We generate revenues from licensing our software products to customers and providing customers with training, professional services, product or solution support and maintenance services. Software licenses revenues constituted approximately 19%, 12% and 26% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively, while professional services, support and maintenance revenues constituted approximately 81%, 88% and 74% of our total revenues, respectively, for the same periods.  Software licenses revenues generated from North American customers constituted approximately 13%, 8% and 13% of our total revenues in the years ended December 31, 2017, 2016 and 2015, respectively, while professional services, support and maintenance revenues generated from North American customers constituted approximately 41%, 41% and 39% of our total revenues, respectively, for the same periods.  Software license revenues generated from European customers constituted approximately 3%, 0.3% and 4% of our total revenues in the years ended December 31, 2017, 2016 and 2015, respectively, while professional services, support and maintenance revenues generated from European customers constituted approximately 32%, 36% and 29% respectively, for the same periods.

Seasonality

Not applicable.

Sources and Availability of Raw Materials

Not applicable.

Sales and Marketing

We sell our products through our direct sales force in North America, Europe and Asia, as well as through our indirect distribution channels, consisting of system integrators, partners and call center outsourcers. We also use indirect distribution channels in countries where we have no direct sales operations. As of December 31, 2017, we had 26 people in our sales and marketing organization, compared to 27 as of December 31, 2016.

During 2017 we maintained our business arrangements with our strategic indirect sales channels for our customer service and support and our digital customer experience solutions and also invested in the establishment of arrangements with new indirect channels. Our indirect distribution channels, which act as independent sales agents and value added resellers, include Avaya, and Cisco, both global leaders in business communications, Amdocs, a global customer experience software solutions provider, Cognizant, Cornastone and Accenture, each a global management consulting, technology services and outsourcing provider, IBM Global Services, Tech Mahindra, Dimension Data and ConvergeOne, each a large global IT services provider and Serenova, a multi-tenant cloud contact center-as-a-service provider. It is our expectation that our indirect distribution channels will continue to extend our market reach by increasing market awareness of our solutions and presenting us to potential customers. We intend to continue to invest in 2018 in the development of our indirect sales channels, including the potential for OEM distribution agreements and software-as-a-service to call center host providers.

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

Customers

Our customers include companies to whom we sell our products and services directly, system integrators, partners, distributors and other intermediaries who resell our products to end users, and end users who purchase our products from such distributors and other intermediaries. A typical customer for our solutions is a business that:

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

Our research and development expenses were $3.5 million, $2.9 million and $3.2 million for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017, 2016 and 2015, 26, 24 and 24 professionals were engaged in research and development activities, respectively. See also “Item 5. Operating and Financial Review and Prospects, A. Operating Results, Total Operating Expenses.”

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

Previous versions of the Jacada Agent Guidance product, which is a component of our customer service and support products, are based on technology licensed to us under a license agreement that we entered into in April 2007. That license includes the right to access the source code of such products and the right to modify, enhance and support such source code. In June 2014 we released a version of the Jacada Agent Guidance product which is based on our own source code.

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

Certain features of our Jacada Agent Guidance and Jacada Visual IVR products are based on technology licensed to us under an OEM Distribution and Subscription Agreement that we entered into in January 2014. The agreement provides us the right to copy and incorporate the licensed software into certain products, subject to our obligation to pay royalties to the licensor.

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

Competition

The markets in which we operate are competitive and subject to rapid change. We believe that the competitive factors affecting the markets for our products and services include:

•	product functionality and features;

•	our ability to successfully deliver our projects/solutions;

•	ease of product implementation;

•	availability of global support;

•	relationships with key distribution partners;

•	existing vendor relationships;

•	quality of customer support services;

•	product reputation; and

•	financial stability of vendors.

The relative importance of each of these factors depends upon the specific customer environment. Although we believe that our products and services currently compete favorably, we may not be able to maintain our competitive position against current and potential competitors. In addition, many companies choose to deploy their own information technology personnel or utilize system integrators to write new code or rewrite existing applications in an effort to develop new solutions. As a result, prospective customers may decide against purchasing and implementing externally developed and produced solutions such as ours. The digital customer experience space, which we entered in 2012, is an emerging market and, while we believe our products compete favorably with others in this market, we may not be able to gain a competitive advantage in this space.

Our customer service and support products compete with other contact center solutions offered by vendors including Pega Systems and Salesforce.com. In addition, with our digital customer experience product offerings, we face new competitors in this market, including CallVU, CafeX, 24/7, eGain and Genesys. We expect additional competition from other established and emerging companies.

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

Material Effects of Government Regulation in Israel

Pursuant to the Law for the Encouragement of Capital Investments, 1959, or the Capital Investments Law, the Israeli government has granted “Approved Enterprise” status to our existing capital investment programs under the Alternative Benefits Program. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. In April 2005 and January 2011, the Capital Investments Law was amended to revise the criteria for qualifying for tax benefits under this law.  In December 2016, the Israeli Knesset passed a number of changes to the Capital Investments Law regimes. These changes came into effect beginning on January 1, 2017. See “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Impact of Tax Policies and Programs on our Operating Results— Israeli Tax Considerations and Government Programs— Law for the Encouragement of Capital Investments, 5719-1959” for more information.

As of December 31, 2017, we had not yet begun to generate taxable income for purposes of the Capital Investments Law. Once we do generate taxable income, if we fail to comply in whole or in part with the conditions and criteria set forth under this law, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we may receive, adjusted for inflation and interest.

As of December 31, 2017 we believe that we are in compliance with all of the conditions required by the Capital Investments Law.

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

In the United States, we lease approximately 11,000 square feet in Alpharetta, Georgia, which we utilize for marketing, sales, administration, service and technical support. The lease expires in September 2023.

For a descripton of the material terms of that lease agreement, please see “Item 10. Additional Information – C. Material Contracts – U.S. Subsidary Lease Agreement.”

We believe that our facilities are sufficient to meet our ongoing needs and that if we require additional space to accommodate our growth we will be able to obtain additional facilities on commercially reasonable terms.

Item 4A:                UNRESOLVED STAFF COMMENTS

None.

Item 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We develop, market and support digital customer service solutions, customer experience management and robotic process optimization solutions that simplify and automate customer service processes.  By improving our customers' self service capabilities through various digital channels and bridging disconnected systems into a single, “intelligent” workspace, our solutions create greater operational efficiency and increase agent and customer satisfaction. We also provide related professional services, including training, consulting, support and maintenance.

During 2017, we saw an increase in digital customer service revenue of 52%, with an increase in subscription revenue of 90%, primarily the result of a significant growth in Visual IVR contracts in 2016, which are predominantly subscription based, and went into production in late 2016 or early 2017. Prospects are now well educated about digital customer service solutions, but competition between Jacada Visual IVR and other solutions such as chat or virtual agents, continues to be intense. A concentrated effort on sales activities and expanding our product offerings to include Intelligent Assistant has created a broader pipeline in this market. On the other hand, revenue associated with our customer experience management products declined by approximately 9%, despite that fact that we saw an increase in bookings of customer experience solutions contracts. The majority of these new contracts were closed late in the year, inhibiting our ability to complete work on these projects which would allow us to recognize revenue in 2017. We believe that the increase in new contracts for our customer experience solutions demonstrates a continuing demand for these solutions despite a decline in this category of revenues in previous years.

Total revenue for 2017 was made up of $2.7 million in software, $7.4 million in services and $4.6 million in maintenance and support compared to $1.7 million in software, $8.1 million in services and $4.6 million in maintenance and support for 2016. Total revenue increased to $14.7 million from $14.5 million in 2016.

Our gross margins improved from 52% in 2016 to 56% in 2017. Our software margins increased from 84% in 2016 to 89% in 2017, a result of a significant increase in software license revenues, particularly in the subscription revenue component, in 2017. Services margins declined to 24% in 2017 from 26% in 2016, resulting primarily from an allocation of services personnel to proofs of technology which were done with a lower profit margin. Our maintenance and support projects margins remained relatively constant, increasing slightly to 89% in 2017 from 88% in 2016.

Over the last few years, we have focused primarily on extending our digital customer experience business.  During 2017, we put additional emphasis on our customer service business. To that end, during 2017, we focused our development efforts on three major initiatives: (i) the development of Jacada Intelligent Assistant, a virtual customer assistant that automates customer answers and transactions, (ii) the expansion of our Jacada Interact platform, which is the technology platform that powers our Jacada Agent Guidance and Jacada Visual IVR products, to also become the underlying technology of Jacada Workspace, providing better business agility to our unified agent desktop solutions, and (iii) the enhancement of our robotic process automation product. Our research and development expenses were $3.5 million in 2017 compared to $2.9 million in 2016.

Our sales and marketing expenses totaled $5.8 million in 2017, compared to $5.0 million in 2016. An investment in new skilled sales personnel and additional sales development resources, coupled with an allocation of services staff to assist with sales activities, increased our sales expenses by approximately $0.4 million. Our marketing efforts focused on go-to-market activities for our new digital customer experience solutions, lead generation and co-marketing with our partners, website experience improvements and search engine optimization, among other things, and resulted in an increase in marketing expenses of approximately $0.4 million.

We closed the year with an operating loss of $4.2 million, compared to a loss from operations of $3.6 million in 2016. Our net loss was $4.6 million in 2017 compared to $3.4 million in 2016.

In 2017, our three largest customers accounted for 33% of our revenues. To the extent that this trend continues, our revenues will be dependent on a relatively limited number of significant customers and will be subject to certain accompanying risks. Please see “Item 3.D Risk Factors— Risks Related to Our Business— Revenues from our customer service and support solutions, and to a lesser extent, our digital customer experience solutions, might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations.”

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

Stock-based compensation expense. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. We estimate the fair value of stock options awards using the Black-Scholes option pricing model. Determining the fair value of share-based awards at the grant date requires the exercise of judgment. If actual results differ from these estimates, equity- based compensation expense and our results of operations could be impacted.

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

Recently Issued Accounting Standards

In March 2016, the Finanacial Accounting Standrads Board (FASB) issued ASU 2016-09, "Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting", which we refer to as ASU 2016-09, which simplified certain aspects of the accounting for share-based payment transactions, including income taxes, classification of awards and classification in the statement of cash flows. ASU 2016-09 was effective for our Company from the first quarter of 2017, at which time we changed our accounting policy to account for forfeitures as they occur. We applied this guidance on January 1, 2017, on a modified retrospective transition basis and recorded a cumulative-effect adjustment in our accumulated deficit for the forfeiture fair value in an amount of $0.1 million.

In May 2014, the FASB issued an Accounting Standards Update, or ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. ASU 2014-19 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.

Subsequently, the FASB has issued several additional ASUs related to ASU No. 2014-09, collectively referred to as the “new revenue standards”, which become effective for our Company beginning January 1, 2018. We have selected the modified retrospective transition method.

While we continue to assess all potential impacts of the new standard, we currently believe the impacts relate to arrangements that include term-based software licenses, allocation of transaction price to each performance obligation on a relative standalone selling price and capitalization of costs related to obtaining customer contracts.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”, which we refer to as ASU 2016-01. This standard updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 will be effective for our company in the first quarter of 2018. We do not expect a material impact on our consolidated financial statements from the adoption of this standard.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which we refer to as ASU 2016-02. The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This update is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which we refer to as ASU 2016-18, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period.  We will adopt this new standard effective January 1, 2018 and do not expect the adoption of ASU 2016-18 to have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), which we refer to as ASU 2016-13. The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted beginning with the fiscal years that begin after December 15, 2018, including interim periods within those fiscal years. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”. The objectives of this ASU are to improve the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements and to make certain targeted improvements to simplify the application of the hedge accounting guidance in current GAAP. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018 and for interim periods within those fiscal years. We are currently evaluating the effect that this guidance will have on our consolidated financial statements.

A.	Operating Results

Our historical operating results for the years ended December 31, 2017, 2016 and 2015 as a percentage of total revenues are as follows:

	2017	2016	2015
Revenues:
Software Licenses	19%	12%	26%
Services	50	56	49
Maintenance	31	32	25
Total revenues	100%	100%	100%
Cost of revenues:
Software Licenses(*)	2%	2%	1%
Services(*)	38	42	37
Maintenance(*)	4	4	3
Total cost of revenues	44	48	40
Gross profit	56	52	60
Operating expenses:
Research and development	24	20	18
Sales and marketing	40	35	30
General and administrative	21	22	18
Total operating expenses	85	77	66
Operating loss	(29)	(25)	(6)
Financial income (expense), net	2	1	0
Income (loss) from operations before taxes	(27)	(24)	(6)
Income tax (expense) benefit	(4)	(0)	(1)
Net income (loss)	(31)	(24)	(7)

* Respective revenues

Years Ended December 31, 2017, 2016 and 2015

Revenues and Cost of Revenues

Revenues.  Revenues were $14.7 million, $14.5 million and $17.3 million for the years ended December 31, 2017, 2016 and 2015, respectively. Revenues from our digital customer experience market grew by 52%, with an increase in subscription revenue of 90%, primarily the result of a significant growth in new Visual IVR contracts in 2016, which are predominantly subscription based. Offsetting this was a decline in revenues from our customer service suite of products of approximately 9%.

Total revenue for 2017 was made up of $2.7 million in software, $7.4 million in services and $4.6 million in maintenance and support compared to $1.7 million in software, $8.1 million in services and $4.6 million in maintenance and support for 2016.

Backlog, excluding maintenance renewals, was $7.8 million, $7.5 million and $7.5 million as of December 31, 2017, 2016 and 2015, respectively.

In each of 2017, 2016 and 2015, a significant portion of our revenues was derived from a few large orders. In 2017, 2016 and 2015, the three largest customers in each individual year accounted for an aggregate of 33%, 31% and 24% of our total revenues, respectively.

Software licenses revenues. Software license revenues were $2.7, $1.7 million and $4.5 million, or 19%, 12% and 26% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively.

The $1.0 million increase in software license revenue from 2016 to 2017 was the result of an increase in our subscription license revenue from $1.1 million in 2016 to $2.0 million in 2017, as we bring on new customers in the digital customer service market which has a higher concentration of customers on the subscription model. Perpetual license revenue, primarily representing our customer service and support market, remained flat at $0.7 million in both years.

The $2.8 million decrease in software license revenue from 2015 to 2016 was primarily the result of a decline in our customer service and support business, including a decline from additional license sales to existing customers as several of our long-standing customers moved to nearly complete agent roll-out of their agent desktop solution, thus requiring limited purchases of additional licenses for added agents. This decline was offset by an increase in our digital customer experience business. The majority of our new customers in 2016 were in the digital experience market.

Service revenues. Service revenues were $7.4 million, $8.1 million and $8.4 million, or 50%, 56% and 49% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. Service revenues are generated primarily from installation, implementation and customization of our software products.

The $0.7 million decrease in service revenues from 2016 to 2017 was the result of a $1.2 million decrease in services revenue in our customer service and support segment due to the completion of several large unified agent desktop implementations or upgrades, partially offset by an increase in services revenue associated with our digital customer experience segment of $0.5 million as we continued implementation of several new customers obtained in both 2016 and 2017.

In 2016, we were able to maintain services revenues from some of our long standing customer service and support customers who use our services for ongoing updates and improvements to their unified agent desktop. Services revenues from new customers however, decreased by approximately $0.3 million with the mix of revenues reflecting an increase in services revenue from digital solutions and a decline in services revenue from customer service and support solutions.

Maintenance revenues. Maintenance revenues were $4.6 million, $4.6 million and $4.4 million, or 31%, 32% and 25% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively.

Maintenance revenues remained flat at $4.6 million in both 2016 to 2017, and included a $0.3 million increase in maintenance from new customers and from the indexing of annual fees on existing contracts to inflation, offset by approximately $0.3 million associated with attrition of existing customers.

Maintenance revenue increased from 2015 to 2016 due to (i) the completion of the implementation of projects with new customers, which enabled us to begin recognition of the associated maintenance contract and (ii) general increases in maintenance fees.

Geographic Distribution of Revenues

Revenues (in thousands) and the percentage of net sales by region for the last three years, as well as the percentage change, were as follows:

	2017			2016			2015
	Revenue	Percentage of total revenue	Percentage change	Revenue	Percentage of total revenue	Percentage change	Revenue	Percentage of total revenue	Percentage change
	(amounts in thousands, US dollars)			(amounts in thousands, US dollars)			(amounts in thousands, US dollars)
North America	$7,202	50%	(19)%	$7,202	50%	(19)%	$8,942	52%	(13)%
Europe	5,207	36%	(9)%	5,207	36%	(9)%	5,728	33%	9%
Middle East and Africa	1,538	11%	(45)%	1,538	11%	(45)%	1,606	9%	135%
Other	524	3%	(50)%	524	3%	(50)%	1,047	6%	502%
	$14,471	100%	(16)%	$14,471	100%	(16)%	$17,323	100%	6%

Total Cost of Revenues. Total cost of revenues was $6.4 million, $6.9 million and $7.0 million, representing 44%, 48% and 40% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. Total cost of revenues decreased from 2016 to 2017 primarily due to a $0.4 million decrease in the total cost of services associated with a decrease in services revenues from 2016 to 2017.

Total cost of revenues decreased from 2015 to 2016 primarily due to a $0.3 million decrease in the cost of services revenue, offset in part by a $0.2 million increase in cost of software licenses revenue.

Cost of software licenses revenues was $0.3 million, $0.3 million and $0.1 million or 11%, 16% and 2% of software revenues for the years ended December 31, 2017, 2016 and 2015, respectively. Despite the increase in software license revenue, cost of software licenses revenues remained flat from 2016 to 2017, a function of the mix of products sold, particularly certain telecommunication services which may be provided with our Visual IVR product. Cost of software license revenues increased in 2016 due to higher royalties and other transaction related fees associated with our digital experience solutions, which represented a larger percentage of our license revenue during 2016.

Cost of service revenues was $5.6 million, $6.1 million and $6.4 million, or 76%, 74% and 76% of service revenues, for the years ended December 31, 2017, 2016 and 2015, respectively. Services margins were 24% in 2017, 26% in 2016 and 24% in 2015.

Services margins declined to 24% in 2017 from 26% in 2016, resulting primarily from an allocation of services personnel to proofs of technology which were done with a lower profit margin. Services margins improved to 26% in 2016 from 24% in 2015 as new management in the services department focused on resolution of some challenging projects, assigning more experienced personnel to help bring these projects to conclusion.

Please see “Item 3.B Risk Factor s—Risks Related to Our Business— Failure to deliver professional services efficiently could negatively impact our gross margins.”

Cost of maintenance revenues was $0.5 million, $0.6 million and $0.5 million, or 11%, 12% and 11% of maintenance revenues for the years ended December 31, 2017, 2016 and 2015, respectively. Maintenance headcount averaged approximately 4 in 2017, 2016 and 2015. Cost of maintenance revenues includes personnel allocated to provide solution support, which requires us to provide adaptive maintenance and upgrade support for a customer, as needed. During 2016, we had additional headcount allocated to support our solution support customers as they required significantly more adaptive maintenance and upgrade support than in prior years, thus accounting for the increased cost of maintenance in 2016.

Total Operating Expenses. Total operating expenses in 2017 were $12.4 million, an increase from the $11.1 million reported in 2016 and $11.5 million in 2015. During 2017, we invested more in both research and development and sales and marketing, as described further below. In research and development, we focused on expanding our digital customer experience products, particularly Jacada Intelligent Agent, as well as bringing our customer service and support products onto the Jacada Interact platform, enabling better business agility in our unified agent desktop solutions. In sales and marketing, we invested in additional sales development and new skilled sales personnel.

In 2015, as we completed the full launch of Visual IVR and Jacada Interact, the technology platform underlying our digital customer experience solutions and the full launch of our cloud solutions, we were able to reduce research and development expenses from 2015 to 2016. We instead invested those funds in sales and marketing activities. While sales and marketing expenses appear to have declined in 2016, our expenditures on marketing actually increased and our expenditures on sales declined between the years primarily due to a decrease in commissions associated with the decrease in revenues.

Research and Development.  Research and development, or R&D, expenses were $3.5 million, $2.9 million and $3.2 million for the years ended December 31, 2017, 2016 and 2015, respectively. During 2017, we focused our development efforts on three major initiatives: (i) the development of Jacada Intelligent Assistant, a virtual customer assistant that automates customer answers and transactions, (ii) the expansion of our Jacada Interact platform, which is the technology platform that powers our Jacada Agent Guidance and Jacada Visual IVR products, to also become the underlying technology of Jacada Workspace, providing better business agility in our united agent desktop solutions, and (iii) the enhancement of our robotic process automation product. On average, we had four additional headcount in 2017, relative to 2016, resulting in an increase in research and development expenses of $0.6 million.

In 2015, as we completed the full launch of Visual IVR and Jacada Interact, the technology platform underlying our digital customer experience solutions and our cloud solutions, we were able to reduce research and development expenses during 2016. In addition to enhancements of Jacada Workspace Agent Desktop and Jacada Integration and Automation, our 2016 R&D efforts were primarily dedicated to the further development of our Contact Hub. In addition, we expanded our cloud environment to service new regions in the European Union and in Asia Pacific.

As a percentage of total revenues, research and development expenses were 24%, 20% and 18% for the years ended December 31, 2017, 2016 and 2015, respectively.

Sales and Marketing.  Sales and marketing expenses were $5.8 million, $5.0 million and $5.2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Sales expenses increased by approximately $0.4 million from 2016 to 2017, a result of an investment in new skilled sales personnel and additional sales development resources, coupled with an allocation of services staff to assist with sales activities. Marketing expenses also increased by $0.4 million, a result of additional graphic design staff for website development and increased marketing expenses on events and other lead generation activities.

Sales expenses declined by $0.4 million in 2016 from 2015, the result of salary savings and commission expense savings associated with reduced revenues. Offsetting this decline was an additional investment in marketing activities of $0.2 million.

As a percentage of total revenues, sales and marketing expenses were 40%, 35% and 30% for the years ended December 31, 2017, 2016 and 2015, respectively.

General and Administrative.  General and administrative expenses were $3.1 million, $3.2 million and $3.1 million for the years ended December 31, 2017, 2016 and 2015, respectively. As a percentage of total revenues, general and administrative expenses were 21%, 22% and 18% for those years. Compensation expenses associated with the replacement of our Chief Executive Officer, including severance and dual salaries, increased general and administrative expenses by $0.2 million. In addition, other expenses such as board fees and accounting fees increased $0.1 million. This was offset by the decrease in stock compensation expense of $0.4 million, the result of the one-time grant of stock options granted to certain of the company’s executives and board members in 2016.

The increase in general and administrative expenses in 2016 is primarily the result of $0.4 million in stock compensation expense associated with stock options granted to certain of our executives and board members, offset by approximately $0.2 million in reduced commissions and other company performance bonuses as a result of reduced revenues.

Financial Income (Expense), Net.  Financial income (expense), net, was $0.2 million, $0.1 million and $(0.04) million for the years ended December 31, 2017, 2016 and 2015, respectively. Financial income in 2017 consisted of a $0.2 million gain on the sale of marketable securities and $25,000 in dividends and interest on our marketable securities, offset by $28,000 in bank fees. Financial income in 2016 consisted of a $0.1 million gain on the sale of marketable securities and $25,000 in dividends from our marketable securities, offset in part by $28,000 in bank fees and $14,000 in exchange rate losses.

See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Loss before Taxes. As a result of the above factors, we generated pre-tax losses of $3.9 million in 2017, $3.5 million in 2016 and $1.2 million in 2015.

Tax benefit (expense). In 2017, 2016 and 2015 we had tax benefit (expense) of $(0.6) million, $11,000 and $(84,000), respectively. The $0.6 million tax expense in 2017 represents $0.5 million of current tax expense associated with business income in the United States, $0.1 million of reserves recorded for uncertain tax positions, offset in part by deferred tax benefit of $23,000. The $11,000 tax benefit in 2016 was associated with business income in the United States offset by a deferred tax benefit in the United States. The $84,000 in income tax expense in 2015 represented income taxes associated with business income generated in the United States.

As of December 31, 2017, we had an Israeli net operating loss carryforward of approximately $55.1 million, which can be carried forward and offset against taxable income with no expiration date. As of December 31, 2017, our European subsidiaries had net operating loss carryforwards for income tax purposes of approximately $2.0 million, which can be carried forward and offset against taxable income with no expiration date.

Net Loss. As a result of the above-described factors, we recorded a net loss of $4.6 million in 2017, a net loss of $3.4 million in 2016 and net loss of $1.2 million in 2015.

Impact of Tax Policies and Programs on our Operating Results

Israeli Tax Considerations and Government Programs

The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us, and certain Israeli Government programs benefiting us.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income. In 2017, the corporate tax rate was 24%, which was reduced to 23% for 2018. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Technological Enterprise (as discussed further below) may be considerably less. Capital gains derived by an Israeli company are subject to corporate tax rate.

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

The Capital Investments Law has been amended several times over the last years, with the three most significant changes effective as of April 1, 2005 (which we refer to as the 2005 Amendment) and as of January 1, 2011 (which we refer to as the 2011 Amendment), and as of January 1, 2017 (which we refer to as the 2017 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Capital Investments Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Capital Investments Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Capital Investments Law prior to the 2011 Amendment.  Yet, companies entitled to benefits under the Capital Investments Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

The following discussion is a summary of the Capital Investments Law.

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

Dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at a lower rate provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After such period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply. Under the Capital Investments Law, a company that has elected the Alternative Benefits Program is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends. In addition, a company that pays a dividend out of income attributed to its Approved Enterprise during the tax exemption period will be subject to tax in respect of the amount of the dividend distributed (grossed up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above.

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

Dividends paid out of income attributed to a Benefited Enterprise during the tax exemption period will be subject to tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable. The dividend recipient is subject to withholding tax at the reduced rate of 15%, or at a lower rate as may be provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate), applicable to dividends and distributions out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) during the benefits period and actually paid at any time up to 12 years thereafter (except with respect to an FIC, in which case the 12-year limit does not apply). This tax should be withheld by the company at the source, regardless of whether the dividend is converted into foreign currency. See “Israeli Taxation Applicable to Non-Israeli Shareholders”.

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

Tax benefits under the 2011 Amendment

The 2011 Amendment cancelled the previous tax benefit routes that were afforded under the Capital Investments Law prior to 2011, specifically the tax-exemption periods previously allowed, and instead, introduced new tax benefits for a Preferred Company through its Preferred Enterprise (as such terms are defined in the Capital Investments Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. The tax benefits under the 2011 Amendment for a Preferred Company meeting the criteria of the law include, among others, the following:

•
A reduced corporate tax rate of 10% for preferred income attributed to the Preferred Enterprise located in development area A and 15% for those located elsewhere in Israel in the tax years 2011-2012, 7% for development area A and 12.5% for the rest of Israel in the tax year 2013, and 9% for development area A and 16% for the rest of Israel in the tax year 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise that is located in development area A was decreased to 7.5%, while the reduced corporate tax rate for the rest of Israel remains 16%.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Capital Investments Law to include certain types of income that are generated by the Israeli production activity of a Preferred Enterprise.

•
A reduced dividend withholding tax rate of 20% will apply to dividends paid from preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise (as defined below) to both Israeli and non-Israeli investors or at a lower rate as may be provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate), with an exemption from such withholding tax applying to dividends paid to an Israeli company (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or at a lower rate as may be provided under an applicable tax treaty will apply (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate)). In 2017-2019 dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

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

New Tax benefits under the 2017 Amendment.

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Capital Investments Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Capital Investments Law.  The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. These corporate tax rates shall apply only with respect to the portion of intellectual property developed in Israel.  In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Capital Investments Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation, to which we refer as NATI.

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign parent company holding at least 90% of the shares of the distributing company and other conditions are met,, the withholding tax rate will be 4%.

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

As of December 31, 2017, we had $6.9 million of cash and investments, including $0.6 million of restricted cash deposit, $5.7 million of cash and cash equivalents, and $0.6 million of marketable securities. Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition. Our marketable securities are available for sale, but may be subject to losses due to fluctuations in the market. Subsequent to year-end, we sold all $0.6 million of our marketable securities.

We used $3.8 million in cash in operating activities during 2017. The major components of this use of cash were an operating loss of $4.6 million, less non-cash adjustments to this loss for depreciation and stock-based compensation of $(0.4) million and gain on sale of marketable securities of $(0.2) million, plus changes in working capital of $0.6 million. The major components of the changes in working capital were a decrease in deferred revenue, where cash is received in advance of the recognition of revenue, of $1.1 million, offset by a decrease in trade receivables and prepaid expenses of $1.3 million and an increase in accrued expenses of $0.3 million. During 2016, several customers prepaid their annual license subscription contracts or multi-year maintenance contracts, contributing to the significant increase in deferred revenue in that year, which declined during 2017 as we began to recognize this revenue. Cash provided by investing activities was $0.9 million in 2017, including net proceeds from the sale of marketable securities of $0.5 million, net proceeds from sale of short-term bank deposits of $0.5 million, a decrease in restricted cash deposit of $0.1 million, offset, in part, by purchases of property and equipment of $0.1 million. Cash provided by financing activities in 2017 included $4.0 million from the issuance of 1,264,045 ordinary shares pursuant to a securities purchase agreement for a private placement investment in our company and another $0.04 million in proceeds from the exercise of stock options. An additional $0.5 million of the funds to be received in association with the issuance of the shares under the securities purchase agreement was received subsequent to year-end.

As of December 31, 2016, we had $6.6 million of cash and investments, including $0.7 million of restricted cash, $4.5 million of cash and cash equivalents, $0.5 million of short-term bank deposits and $0.9 million of marketable securities. We used $1.6 million of cash in operating activities during 2016. The major components of this use of cash were an operating loss of $3.4 million, less non-cash adjustments to this loss for depreciation and stock-based compensation of $0.7 million and gain on sale of marketable securities of $0.1 million, plus changes in working capital of $1.2 million. The major components of the changes in working capital are an increase in deferred revenue, where cash is received in advance of the recognition of revenue, of $1.9 million, offset by a decrease in trade payables and accrued expenses of $0.4 million, an increase in prepaid expenses of $0.3 million and an increase in deferred taxes of $0.1 million. During 2016, several customers prepaid their annual license subscription contracts or multi-year maintenance contracts, contributing to the significant increase in deferred revenue. Cash provided by investing activities was $1.4 million in 2016, including net proceeds from the sale of marketable securities of $2.2 million, offset, in part, by purchases of property and equipment of $0.2 million, an increase in restricted cash of $0.1 million and an investment in short-term bank deposits of $0.5 million. Cash provided by financing activities in 2016 included $1.3 million, net of $0.1 million issuance expenses, for the issuance of 261,287 ordinary shares pursuant to a securities purchase agreement for a private placement investment in our company and another $0.1 million in proceeds from the exercise of stock options.

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

In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  We have subsequently sold almost all of this common stock, as discussed below, so that as of December 31, 2017, we had approximately $0.6 million in stock. See “Item 10.E Taxation” for more information regarding these investments. As discussed above, in 2016, we sold portions of each of the common stock, resulting in proceeds of $0.3 million and a gain of $0.1 million. In 2017, we sold portions of each of the common stock, resulting in proceeds of $0.5 million and a gain of $0.2 million. As of December 31, 2017, the fair value of our remaining investments in this stock was $0.6 million, including a $0.3 million (before taxes) unrecognized net gain on investments. Subsequent to year-end, we sold all of our $0.6 million in marketable securities, resulting in a gain of $0.3 million.

Expenditures for property and equipment were approximately $0.1 million, $0.2 million and $0.1 million for the years ended December 31, 2017, 2016 and 2015, respectively. These expenditures include computer hardware and software used in product development and testing, leasehold improvements relating to new and existing facilities and office equipment in support of our operations.

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

C.            Research and Development, Patents and Licenses, Etc.

We believe that strong product development is essential to our strategy of continuing to enhance and expand the capabilities of our products.  We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within our organization and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited key software engineers and developers with experience in Java, .Net, communications, expert systems, Windows internals and Internet technologies.  Our research and development efforts in recent years have been primarily focused on enhancing and adding new products to our digital customer experience solutions, as well as enhancing our contact center market products. During 2017, we focused our development efforts on three major initiatives: (i) the development of Jacada Intelligent Assistant, a virtual customer assistant that automates customer answers and transactions, (ii) the expansion of our Jacada Interact platform, which is the technology platform that powers our Jacada Agent Guidance and Jacada Visual IVR products, to also become the underlying technology of Jacada Workspace, providing better business agility to our unified agent desktop solutions, and (iii) the enhancement of our robotic process automation product.

We submitted several patent applications with the United States Patent and Trademark Office with respect to the technology of our Visual IVR product. In 2015, two of these patents, patent numbers 8,995,646 B2, and 9,008,288, were approved.

Our research and development expenses were $3.5 million, $2.9 million and $3.2 million for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017 we had 26 employees engaged in our product development activities and as of December 31, 2016 and 2015, we had 24 employees engaged in our product development activities.

D.            Trend Information

Please see “Item 5. Operating and Financial Review and Prospects—Summary” for a discussion of the most recent trends impacting our operating results and financial condition. Over the last few years, we have seen growth in the demand for our digital experience solutions, but a reduction in the demand of our customer service and support market products. While in 2017 we saw certain improvements in the demand for our customer service products, demand could again soften. As a result, we are unable to determine what impact, if any, this may have on our business model.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Our business model is focused on continued growth in certain markets in which we have only several years of experience. Failure to continue our early penetration into this market would negatively impact our results of operations”,  “We do not have a proven business model for the digital customer experience market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our digital customer experience solutions may be harmed or we will experience a further delay in generating revenues from these products” and “Uncertain global economic conditions, including credit constraints, could adversely affect us” for a discussion of the potential effects of this trend.

While we have focused on the customer service and support market since 2004, we only entered the digital customer experience market several years ago. In 2012 we introduced Jacada Visual IVR and in 2017 we introduced Jacada Intelligent Assistant, both part of our digital customer experience product offering designed to enhance self service capabilities from digital channels and improve the connectivity between self-service and the assisted service channels, thus entering the digital customer experience customer experience market. Our limited experience and knowledge regarding this market may impede our ability to sell our products. In addition, our continued investment in products for this market, which may not result in revenue-producing products, could result in increased losses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Our business model is focused on continued growth in certain markets in which we have only several years of experience.  Failure to continue our penetration into this market would negatively impact our results of operations.”, “The digital customer experience market is an evolving market and failure to achieve market acceptance of our products in this space may result in a failure to recover our development and marketing expenditures, which would adversely impact our operating results.”, “The investment required in further developing the digital customer experience market may generate little initial revenue while increasing our cost of sale.”, and “We do not have a proven business model for the digital customer experience market; if our business model is inappropriate for this market and our estimates regarding the sales cycle for this market are incorrect, our efforts to successfully commercialize our digital customer experience solutions may be harmed or we will experience a further delay in generating revenues from these products.”

Recent company efforts have focused on the introduction of a cloud offering for our Jacada Visual IVR and Jacada Agent Guidance products, allowing us to offer these products in a software-as-a-service model. We have limited business experience with this type of model, which may impede our ability to successfully launch the software-as-a-service model. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— We have limited business experience in offering a Software-as-a-Service model; if we fail to meet the technical and support requirements of this model, our efforts to successfully commercialize our digital customer experience solutions, as well as other solutions, may be harmed, we may obtain customers we are unable to support and we may incur significant costs in correcting technical and support concerns.”

In recent years, with the introduction of our digital experience solutions, we have acquired a larger number of new customers with a slightly reduced average contract value than in previous years. While this allows us to be less reliant on a few customers, currently, we anticipate that our customer service and support solutions might continue to generate revenues from a small number of deals with large average dollar amounts compared to our traditional market business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Revenues from our customer service and support solutions, and to a lesser extent, our digital customer experience solutions, might be concentrated in a few large orders and a small number of customers, meaning that the loss of a significant customer or a failure to make even a small number of such sales could harm our results of operations” for a discussion of the risks our business and prospects for growth face in connection with continued customer concentration.

We anticipate that a large number of our future deals will continue to involve substantial customization and implementation services of our solutions and that a majority of our revenues will continue to derive from the provision of professional services. If we do not increase the proportion of our total revenue attributable to software license fees or if we do not increase our professional services gross margins, we may not be able to achieve or maintain profitability. The complexity of implementations, particularly in the customer service and support market, may impact the efficiency of our professional services deliveries, as we may need to expend more resources in the delivery of professional services to a customer than we had originally estimated.  Any such expending of more resources may negatively impact the gross margins for our professional services and our ability to achieve or maintain profitability. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Our revenues could be adversely affected if we fail to recruit and retain qualified sales and technical service personnel”, “A majority of our revenues derives from the provision of professional services, which are characterized by lower gross margins” and “Failure to deliver professional services efficiently could negatively impact our gross margins” for a discussion of the potential effects of this trend.

We may continue to be subject to foreign currency risk. Our results of operations are reported in U.S. dollars; however, we expect that a significant portion of our revenues and expenses will continue to be generated and incurred outside of the United States and in currencies other than the U.S Dollar. Depreciation of the Euro or the English Pound against the U.S. dollar will have the effect of reducing our U.S. dollar revenues from transactions recorded in these currencies. Additionally, fluctuations in the U.S. dollar against the New Israeli Shekel (NIS), English Pound or Euro exchange rate will have the effect of impacting the U.S. dollar cost of our operations in Israel, in the UK or in European countries as applicable. Finally, fluctuations between currencies of the countries in which our contracts are executed and the currencies of the countries in which our professional service employees are compensated may have an effect of reducing our services margins. As a result, we may be subject to the effects of foreign currency exchange fluctuations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Exchange rate fluctuations between the dollar and other currencies may negatively affect our results of operation” for a discussion of the potential effects of this trend.

Until 2012, our backlog had been decreasing and may decrease again if we do not maintain or increase the number of our transactions. See “Item 5— Operating and Financial Review and Prospects— A. Operating Results, Revenues and Cost of Revenues” for further disclosure regarding our revenue recognition policies. Reduced backlog means that we will be more dependent on signing new transactions in order to generate revenues.  See “Item 3. Key Information—D. Risk Factors —Risks Related to Our Business— Our revenues may decline if we do not increase the number of transactions we enter into in 2018” for a discussion of the potential effects of this trend.

E.             Off-balance sheet arrangements. We are not party to any off-balance sheet arrangements.

F.             Tabular Disclosure of Contractual Obligations.  The following table summarizes our contractual obligations and commercial commitments as of December 31, 2017:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facilities	$1,905	$486	$731	$494	$194
Severance pay*	$486	$-	$-	$-	$-
Uncertain tax positions**	$698	$-	$-	$-	$-

*Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. For employees whose employment commencement date is prior to January 1, 2005 these obligations are payable only upon the termination of the respective employees. However, while this amount may be reduced upon voluntary termination by an employee, it is not our general practice to reduce the amounts of severance payments in cases of voluntary termination. As of December 31, 2017, we had $0.2 million in our severance pay funds, which will be used to satisfy a portion of our obligations.
**Accrual for uncertain tax positions under ASC 740 “Income Taxes” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 9h to our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740.

Item 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth certain information regarding our executive officers and directors as of March 31, 2018:

Name	Age	Position
Yochai Rozenblat	56	Chief Executive Officer
Gideon Hollander(1)	53	Chief Technology Officer and Director
Caroline Cronin	47	Chief Financial Officer
Yossie Hollander	60	Chairman of the Board of Directors
Ohad Zuckerman(2)(1)	53	External Director
Tzvia Broida(2)	49	External Director
Barak Gablinger (2)	54	Director
Assaf Harel	45	Director
Haim Shani	60	Director
Ofer Timor	65	Director

(1)           Member of the Options Committee
(2)           Member of the Audit Committee and Compensation Committee

Yochai Rozenblat joined us as our Chief Executive Officer in November 2017. Prior to joining Jacada, Mr. Rozenblat served as the Chief Revenue Officer at Ctera Networks between January 2015 and September 2017. Before that, between August 2004 and December 2014, Mr. Rozenblat held diverse senior executive positions at NICE, including President of the Enterprise unit, CEO and President of NICE Americas. Before joining NICE, Mr. Rozenblat held a number of positions at Amdocs and Orbotech.

Gideon Hollander was a co-founder of Jacada in 1990. Mr. Hollander serves as a director and as our Chief Technology Officer. He has previously served as Chairman of our Board of Directors between February 2012 and January 2016 and from January 2008 to August 2011. Mr. Hollander also served as our Chief Executive Officer between August 2011 and November 2017 (having shared the position, in the capacity of Co-Chief Executive Officer, between August 2011 to March 2012, and again between August 2012 and November 2017) and from 1990 to December 2007. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations.  Gideon Hollander is Yossie Hollander’s brother.

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

Yossie Hollander has been a director since 1990 and was the Chairman of our Board of Directors from November 1995 to December 2007 and serves again in that role since January 2016. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Mr. Hollander is a member of the executive board management committee of the Weizmann Institute of Science. He is on the board of councilors of the USC Dornsife College of Arts and Sciences and is a member of the Advisory board of the Cornell Atkinson Center for Sustainable Future. Yossie Hollander is Gideon Hollander’s brother.

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

Haim Shani joined us as a director in November 2016. Mr. Shani is a Co-Founder and general partner of Israel Growth Partners. In 2012, Mr. Shani retired from the Israeli Ministry of Finance, where he served as Director General (2009-2011) and the Head of the Competitiveness Committee. Prior to that, he served as CEO of NICE Systems (NASDAQ:NICE) for a period of close to 9 years. Mr. Shani came to NICE from Applied Materials (Israel), where he served as VP of its Israeli business (Ex Opal/Orbot) for a period of three years. From 1992 to 1998, Mr. Shani held various management positions at Orbotech Ltd. as Corporate Vice President of Marketing and Business Development, President of Orbotech’s Asia Pacific subsidiary and President of Orbotech Europe. Prior to that, Mr. Shani held various management positions at Scitex Corporation and IBM Israel. Mr. Shani currently serves as Chairman of the UK Israel Tech Hub, a board member at Earnix and is a member of the Advisory Committee, Supervisor of Banks, Bank Of Israel.

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

Guy Yair, our previous Co-Chief Executive Officer, left Jacada in November of 2017.

B.            Compensation

The aggregate remuneration that we paid for the year ended December 31, 2017 to all executive officers and directors as a group was $1.1 million, which was comprised of salaries, fees, commissions, bonuses and stock-based compensation expense as reflected in our financial statements.

Certain members of our executive management participate in a bonus plan whereby bonuses or commissions may be paid upon the achievement of certain revenue, booking or operating income targets.

Certain of our non-executive directors (consisting of Messrs. Zuckerman, Gablinger, Harel, Shani and Timor) receive annual compensation of NIS 37,260 (approximately $10,000), plus NIS 2,490 (approximately $700) for each meeting of the board and each meeting of a committee of the board attended, respectively, NIS 1,494 (approximately $400) for each telephonic meeting and NIS 1,245 (approximately $300) for each written consent of the board, in accordance with the maximum compensation payable under the Companies Law regulations (Principles Concerning Compensation and Expenditures for External Directors), 5760-2000. Mr. Yossie Hollander and Ms. Broida, as the financial expert, each receive annual compensation of NIS 42,600 (approximately $12,000), plus NIS 2,200 (approximately $600) for each meeting of the board and each meeting of a committee of the board attended. In addition, all directors are entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as board members, including attending meetings of the board of directors.  Directors also receive options to purchase our ordinary shares from time to time, which grants are subject to prior approval by our shareholders under the Companies Law.

Mr. Gideon Hollander, our Chief Technology Officer, receives, effective as of January 2011 (and recently re-approved by the board), a monthly fee of NIS 83,333 (equal to approximately $23,000 based on the current rate of exchange between the New Israeli Shekel and US Dollars) as total consideration for his services to our company.

As of December 31, 2017, options to purchase 642,668 ordinary shares granted to our directors and executive officers (11 persons, including Guy Yair, who served as our Co-Chief Executive Officer until November 2017) were outstanding under our option plans. The weighted average exercise price of these options was $2.90 per share, with exercise prices ranging from $0.85 to $4.36, and the expiration dates of the options range from January 29, 2018 to December 27, 2024.

Office Holder Compensation in 2017

Under the Companies Law regulations, we are required to disclose the compensation of our five most highly compensated senior office holders (as defined in the Companies Law and described below in part C of this Item 6 under the heading “External Directors”) on an individual basis in the notice of our annual general shareholder meeting or in an accompanying document (such as a proxy statement).

The table below outlines the compensation paid to or accrued in respect of our five most highly compensated senior office holders with respect to the year ended December 31, 2017, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives”.

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
(in thousands, U.S. dollars)

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
Guy Yair – Co-CEO (6)	$208	$157	$30	$-	$396

Gideon Hollander – Co-CEO (7)	278	-	-	-	278
Chris Du Toit – Chief Marketing Officer	195	21	30	11	257
Oren Shefler - Vice President, Sales North America	140	24	69	19	252
Adi Toppol – Vice President, Professional Services	$154	$23	$43	$25	$246

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in the Company’s financial statements.

(2)
All current executive officers listed in the table are full-time employees or consultants of the Company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2017.

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

(4)	Amounts reported in this column refer to commission, incentive and other objective-based bonus payments that were paid or accrued in respect of 2017.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2017 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph l. of Note 2 to our audited consolidated financial statements, which are included in this Annual Report on Form 20-F.

(6)	Guy Yair ceased to serve as our Co-CEO in November 2017.

(7)	Gideon Hollander served as our co-CEO until November 2017; since November 2017, he has been serving as our Chief Technology Officer.

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

At our annual meeting in November 2016, our shareholders voted to fix the number of directors at up to nine directors. Effective as of our November 2016 annual shareholders’ meeting, we now have eight directors. In accordance with the terms of our articles of association, the board of directors is divided into four classes, with the following terms of office:

•	Class I directors, whose terms expire at the annual meeting of shareholders to be held in 2018;

•	Class II directors, whose terms expire at the annual meeting of shareholders to be held in 2019;

•	Class III directors, whose terms expire at the annual meeting of shareholders to be held in 2020; and

•	A class of directors (consisting of up to three directors) whose terms expire after one year, at each annual meeting of shareholders.

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

We do not have service contracts with any of our directors, other than with Gideon Hollander, our Chief Technology Officer, that provide for benefits upon termination of employment.

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

Compensation Policy and Committee

Pursuant to the requirements of the Companies Law, we have appointed a compensation committee, consisting of Ohad Zuckerman, Barak Gablinger and Tzvia Broida and established a compensation policy regarding the terms of engagement of office holders. Such compensation policy was set by our board, after considering the recommendations of the compensation committee, and was re-approved by our shareholders in revised, renewed form, in December 2017. The compensation policy serves as Exhibit 4.3 to this Annual Report.

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

The compensation policy also includes the following principles:

•	the link between variable compensation and long-term performance and measurable criteria, including the ability to set minimum thresholds that just be met to be entitled to cash bonuses;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•
the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements (including the requirements under Companies Law); and

•	the minimum holding or vesting period for variable, equity-based compensation.

The compensation policy also considers appropriate incentives from a long-term perspective and maximum limits for severance compensation.

For information concerning the terms of our current compensation policy, which was adopted by our shareholders at our 2017 annual general meeting of shareholders, please see Proposal 3 of, and Appendix B to, our proxy statement for that shareholder meeting which was annexed as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on November 27, 2017 (and which also serves as Exhibit 4.3 to this Annual Report).

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

D.            Employees

As of December 31, 2017, we had 43 employees in Israel, 46 in the United States and 17 in Europe. With respect to our Israeli and European employees, we are subject to local labor laws and regulations. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay, termination of employment procedures and other conditions of employment.

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

The following tables set forth as of the end of each of the last three fiscal years, the number of our employees, categorized by activity and geographic location:

As of December 31,	2017	2016	2015

Research and Development	26	24	24
Marketing, Sales, Services and Customer Support	64	69	69
Administration Management and Information Systems	16	16	16
Total	106	109	109

As of December 31,	2017	2016	2015

Israel	43	42	41
United States	46	45	47
Europe	17	22	21
Total	106	109	109

E.             Share Ownership

Other than Gideon Hollander and Yossie Hollander, whose shareholdings are listed in the table in Item 7.A below, none of our executive officers or directors owns in excess of one percent of our outstanding ordinary shares. Haim Shani, a director, owns 50% of the voting capital stock of an indirect parent entity to IGP Digital Interaction Limited Partnership, which owns in excess of one percent of our outstanding ordinary shares, as described in Item 7.A. below. Our executive officers and directors who own ordinary shares do not have different voting rights than our other shareholders.

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

As of December 31, 2017, 588,261 ordinary shares were available for future grants under these option plans to be granted to officers, directors, employees and consultants. As of December 31, 2017, options to purchase 956,444 ordinary shares were outstanding under the option plans. As of December 31, 2017, the weighted average exercise price of options outstanding under our option plans was $3.20. Our option plans are administered by our board of directors and the options committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants. In addition, pursuant to the option plans, the exercise price of options shall be determined by our board of directors or our options committee but may not be less than the fair value of the ordinary shares and is typically the fair market value on the date of grant.  The vesting schedule of the options is also determined by our board of directors or our options committee but generally the options vest over a four year period.  Generally, options granted under the option plans are exercisable until seven to ten years from the date of the grant.  The 2003 Share Option Plan expired on December 31, 2012, but grants made prior to that expiration date remain subject to the terms of the 2003 Share Option Plan.

As of December 31, 2017, options to purchase 642,668 ordinary shares granted to our directors and executive officers (11 persons, including Mr. Guy Yair, who served as our Co-CEO until November 2017) were outstanding under our option plans. The weighted average exercise price of those options was $2.90 per share (reflecting a range of exercise prices between $0.85 and $4.36), and the expiration dates of the options range from January 29, 2018 to December 27, 2024.

Item 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth, to the best of our knowledge, as of March 31, 2018, those shareholders that own 5% or more of our capital stock and executive officers and directors who own 1% or more of our capital stock. The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2018 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 5,820,638 ordinary shares outstanding as of March 31, 2018.

The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our company.

Name of Beneficial Owner	Number of Shares Owned	Percentage*
Principal Shareholders (other than Executive Officers and Directors)
IGP Digital Interaction Limited Partnership (1)	1,719,783	29.5%
Neil S. Subin (2)	344,151	5.9%
Robert B. Ashton (3)	601,902	10.3%
New Resources (4)	320,049	5.5%
Gunar Anstalt (5)	418,462	7.2%
Executive Officers and Directors
Yossie Hollander (6)	603,881	10.3%
Gideon Hollander (7)	562,946	9.6%

*
During 2008 we purchased a total of 1,111,796 of our ordinary shares pursuant to a share repurchase program as well as a self-tender offer conducted by us. The shares we repurchased are held by us as treasury shares. Under the Companies Law, for so long as such treasury shares are owned by us, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders. The shareholding percentage information in this table and the financial information provided in this Annual Report do not consider these treasury shares as part of our issued and outstanding share capital.

(1)
Based on Amendment No. 1 to Schedule 13D filed by IGP Digital Interaction Limited Partnership, or IGP DILP, with the SEC on November 17, 2016 and the securities purchase agreement approved in the December 27, 2017 annual shareholders meeting. We make no representation as to the accuracy or completeness of the information reported. Growth Partners (Lichtman & Shani) Limited Partnership, or GP LP, is the general partner of IGP DILP, and I.G.P Lichtman and Shani LTD, or IGP LTD, is the general partner of GP LP. IGP LTD is a private equity investment firm founded by Haim Shani and Moshe Lichtman.  Messrs. Haim Shani and Moshe Lichtman each own 50% of the voting capital stock of IGP LTD and, thus, they share the power to direct the voting and disposition of the ordinary shares of our company owned of record by IGP DILP.  IGP DILP’s address is Hakfar Hayarok, Precede Building, c/o IGP, Ramat Hasharon, Israel, 47800.

(2)
Based on a Schedule 13G filed by Mr. Neil S Subin, as trustee for the late Mr. Lloyd I. Miller, III with the SEC on January 12, 2018. We make no representation as to the accuracy or completeness of the information reported. Mr. Subin’s address is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405.

(3)
Based on Amendment No. 8 to Schedule 13D filed by Robert B. Ashton and Kinetic Catalyst Partners LLC, or Kinetic, with the SEC on November 22, 2017. We make no representation as to the accuracy or completeness of the information reported. Mr. Ashton is the portfolio manager of Kinetic, and in this capacity has the legal power to direct the voting and disposition of the ordinary shares of the Company beneficially owned by Kinetic. The address of these shareholders is 6 Occom Ridge, Hanover, NH 03755.

(4)
Based on a Schedule 13G filed with the SEC, on February 16, 2010.  We make no representation as to the accuracy or completeness of the information reported. New Resources’ address is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(5)
Based on a Schedule 13G filed with the SEC on February 23, 2010 and the securities purchase agreement approved at the December 27, 2017 annual shareholders meeting.  We make no representation as to the accuracy or completeness of the information reported. Gunar Anstalt’s address is AeuleStrasse 5, FL-9490 Vaduz, Liechtenstein.

(6)
Based on a Schedule 13G/A filed with the SEC on June 26, 2017 and the securities purchase agreement approved at the December 27, 2017 annual shareholders meeting.  Consists of 411,903 ordinary shares owned individually by Mr. Hollander, 66,963 ordinary shares owned by Mr. Hollander’s spouse and 125,015 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein.  Includes 15,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’s mother and 50,000 shares owned by Mr. Hollander’s daughter, as Mr. Hollander disclaims beneficial ownership of such shares, and an aggregate of 387,400 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests.  Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts.  Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported.

(7)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Gideon Hollander.  Consists of 531,696 ordinary shares owned individually by Mr. Hollander, and 31,250 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’s mother, as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported.

Changes in Percentage Ownership by Major Shareholders in Last Three Years

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

On November 19, 2017, we entered into a securities purchase agreement with IGP DILP, Yossie Hollander, Gideon Hollander and other investors, pursuant to which we issued, in a private placement that was consummated on December 27, 2017, 1,264,045 of our ordinary shares. As a result of this transaction, the percentage holdings of IGP DILP, Mr. Ashton, Mr. Yossie Hollander, Mr. Gideon Hollander, Gunar Anstalt and New Resources were increased to the percentages reflected above.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of March 31, 2018, there were 45 holders of record of our shares, of which 27 record holders holding 4,166,499, or approximately 71%, of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record 3,435,907 ordinary shares on behalf of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B.            Related Party Transactions

Except as described below or elsewhere in this Annual Report, since January 1, 2017, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

Private Placement and Registration Rights Agreement with IGP LTD

Please see Item 10.C below for a description of the private placement transaction in November 2016 and in December 2017, pursuant to which (i) we sold an aggregate of 261,287 and 1,264,045, respectively, of our ordinary shares to various investors, and (ii) we granted certain registration rights with respect to the ordinary shares that the investors hold.

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

Export Sales

We generated $8.0 million, constituting approximately 54% of our revenues, in North America and $5.2 million, constituting approximately 35% of our total revenues, in Europe through wholly owned subsidiaries during the year ended December 31, 2017. Our export sales consist mainly of intercompany transactions with our subsidiaries.

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

The following tables present the high and low market prices of our ordinary shares on the over-the-counter market in the OTCQB Marketplace, as applicable, for the indicated fiscal years, fiscal quarters and months.

Year	High	Low

2013	$2.80	$0.81
2014	5.00	2.70
2015	5.66	3.01
2016	5.65	3.06
2017	$5.4	$3.32

Fiscal Quarter	High	Low
01/01/16 – 03/31/16	$4.03	$3.12
04/01/16– 06/30/16	3.98	3.20
07/01/16 – 09/30/16	5.10	3.06
10/01/16 – 12/31/16	5.40	5.00
01/01/17 – 03/31/17	5.4	4.94
04/01/17– 06/30/17	5.16	3.55
07/01/17 – 09/30/17	4.20	3.57
10/01/17 – 12/31/17	$4.50	$3.32

Month	High	Low
10/2017	$4.4	$3.55
11/2017	4	3.55
12/2017	4.5	3.32
01/2018	4.60	4.30
02/2018	4.35	3.90
03/2018	$3.90	$3.60

B.	Plan of distribution

Not applicable.

C.	Markets

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

C.            Material Contracts

Securities Purchase Agreements for PIPEs

Purchase of Ordinary Shares

On September 29, 2016, we entered into a Securities Purchase Agreement, or the First Purchase Agreement, with IGP DILP, pursuant to which we issued, in a private placement that was consummated on November 14, 2016, 261,287 of our ordinary shares to IGP DILP at a purchase price of $5.25 per share. Concurrently with its entry into the First Purchase Agreement, IGP DILP also purchased an aggregate of 1,040,000 additional ordinary shares, constituting approximately 24.8% of our issued and outstanding share capital, from two of our existing shareholders, Messrs. Lloyd I. Miller, III and Robert B. Ashton, and/or from their affiliates. On November 10, 2016, the First Purchase Agreement and the transactions contemplated thereunder were approved by our shareholders (as required under the Companies Law), and the sale of the 261,287 ordinary shares to IGP DILP was consummated on November 14, 2016, with our company receiving total proceeds of $1.3 million, net of $0.1 million of issuance expenses.

On November 17, 2017, we entered into a Securities Purchase Agreement, or the Second Purchase Agreement, with IGP DILP, Mr. Yossie Hollander, Mr. Gideon Hollander and other investors, pursuant to which we issued, in a private placement that was consummated on December 27, 2017, 1,264,045 of our ordinary shares to the investors at a purchase price of $3.56 per share. On December 27, 2017, the Second Purchase Agreement and the transactions contemplated thereunder were approved by our shareholders (as required under the Companies Law), and the sale of the 1,264,045 ordinary shares to the various investors was consummated on December 27, 2017, with our company receiving total proceeds of $4.0 million before December 31, 2017, with the remaining $0.5 million in proceeds received during 2018.

Board Representation Rights

Under the First Purchase Agreement, we have agreed to use our reasonable best efforts (including by obtaining the voting undertakings described below from certain of our significant shareholders) to secure for IGP DILP the right to appoint, replace and remove up to two members of our board of directors, or IGP DILP Directors, out of a total of no more than nine members of the board (including external directors elected pursuant to the Companies Law requirements). This requirement remains in effect for so long as IGP DILP holds ordinary shares (including any securities exchangeable or convertible into ordinary shares) representing at least 17.5% of our issued and outstanding share capital. If IGP DILP’s percentage ownership drops below 17.5%, but remains above 10%, of our issued and outstanding share capital, we are required to secure for IGP DILP the right to appoint, remove or replace only one member of the board and one non-voting observer of the board.  If IGP DILP’s percentage ownership drops below 10%, we would no longer be required to secure any board representation for IGP DILP. As part of IGP DILP’s Board representation rights, at least one of IGP DILP’s board appointees will have the right to be appointed as a member of any committee of the board, subject to any applicable legal or regulatory requirements that govern the constitution of certain committees of the board.

Standstill Restrictions on Certain Significant Shareholders

We agreed in the First Purchase Agreement to obtain, and we have actually obtained, signed unconditional, irrevocable undertakings from certain of our shareholders (which we refer to collectively as the Other Shareholder Standstill Undertakings), in which they have agreed not to acquire additional ordinary shares (or shares convertible into, or exchangeable for, ordinary shares) until the earlier of: (i) one year following the closing date under the First Purchase Agreement (that is, until November 14, 2017) or (ii) such time as IGP DILP holds ordinary shares representing at least 40% or more of our issued and outstanding share capital. We have undertaken in the First Purchase Agreement not to waive our rights under, or terminate, those Other Shareholder Standstill Undertakings.

Standstill Undertaking of IGP

Under the First Purchase Agreement, IGP DILP has undertaken that until the five-year anniversary of the closing date (that is, until November 14, 2021), other than in compliance with the relevant provisions of the Companies Law and the receipt of the prior approval of our board of directors, it will not  acquire directly or indirectly such additional ordinary shares that would bring its aggregate shareholdings (directly or indirectly) in our company to 40% or more of our company’s issued and outstanding share capital.

Information Rights

Under the First Purchase Agreement, we have agreed  that from and after the closing under the First Purchase Agreement and for so long as IGP DILP holds ordinary shares (including any securities exchangeable or convertible into ordinary shares) representing at least 10% of our issued and outstanding share capital, and subject to certain conditions concerning non-disclosure, we will deliver to IGP DILP: (i) unreviewed interim financial statements consisting of a consolidated balance sheet of our company dated as of, and consolidated statements of operations and cash flows of our company for each of the fiscal quarters ending, March 31, June 30 and September 30 of each year, each prepared by management in accordance with US GAAP, which shall be delivered to IGP DILP within 45 days following the end of the quarter; (ii) within 30 days after the end of each quarter, a management report in a form agreed from time to time by the parties; and (iii) as soon as practicable but in any event not later than 30 days prior to the first day of each calendar year, our annual operating plan and budget for the following calendar year. In addition, we have agreed to permit an authorized representative of IGP DILP, to visit and inspect our properties, to examine our books of account and records and to discuss our affairs, finances and accounts with its officers, all at such reasonable times and upon reasonable notice as may be requested by IGP DILP.

Voting Undertakings

Each of Gideon Hollander, Yossie Hollander and Ms. Genia Hollander (whom we refer to collectively as the Relevant Shareholders), who beneficially own ordinary shares (including ordinary shares underlying options) constituting 8.2%, 8.8%, and 2.1% of our issued and outstanding ordinary shares, respectively, has entered into a Voting Undertaking, in which he or she has agreed to, among other things, (i) participate in shareholder meetings convened at IGP DILP’s request pursuant to its board appointment rights; (ii) vote as instructed by IGP DILP on any resolutions proposed by IGP DILP pursuant to its board appointment rights brought before such shareholder meetings; and (iii) vote his or her ordinary shares and use its rights as a shareholder to (a) effect the appointment, replacement and removal of the board representatives of IGP DILP as instructed by IGP DILP, (b) approve IGP DILP’s board representatives’ rights to remuneration, indemnification and exculpation, and inclusion in our director and officer liability insurance policy, and (c) not to sell, transfer, assign or pledge of any of the ordinary shares owned and/or held by the relevant shareholder, including any additional ordinary shares subsequently acquired and/or held by the relevant shareholders to any third party, subject to certain exceptions.

Each Voting Undertaking will remain in effect until the earlier of (i) such time as IGP DILP holds ordinary shares representing less than 10% of our issued and outstanding share capital, or (ii) delivery of a termination notice by IGP DILP to a Relevant Shareholder. To the extent that at any time the aggregate number of ordinary shares represented by all Voting Undertakings then in full force decreases to less than 24% of the then issued and outstanding ordinary shares of our company, then at IGP DILP’s request we are required to use our reasonable best efforts to obtain additional, unconditional irrevocable undertakings, in the form of the Voting Undertakings, to bring the aggregate number of ordinary shares covered by all Voting Undertaking to 24% of the then issued and outstanding ordinary shares.

Registration Rights Agreement

On November 14, 2016, at the closing of the First Purchase Agreement, we entered into a Registration Rights Agreement, by and between our company and IGP DILP.  Under the Registration Rights Agreement, IGP DILP had the right to demand that we register the resale of its ordinary shares under the Securities Act beginning 180 days after the date of the closing under the First Purchase Agreement, subject to a minimum market value of the shares to be resold of $2 million (in the case of a registration on the SEC’s Form F-1) or $750,000 (in the case of a registration on the SEC’s Form F-3). The demand registration rights were subject to customary exceptions and limitations (such as “cutbacks” for marketing reasons in the event of an underwritten offering). IGP DILP is also be entitled to “piggyback” registration rights under the Registration Rights Agreement, subject to certain limitations, including “cutbacks” for marketing reasons in the event of an underwritten offering. Registration of the resale of IGP DILP’s ordinary shares under the Securities Act would result in such shares becoming freely tradable by it (subject to any applicable periodic limitations under our insider trading policy). Any sales of securities by IGP DILP pursuant to its registration rights could have a material adverse effect on the trading price of our ordinary shares.

U.S. Subsidiary Lease Agreement

Under a Lease Agreement, dated as of December 16, 2017, our U.S. subsidiary, Jacada, Inc., leases approximately 11,000 square feet in Alpharetta, Georgia from Great Oaks Center LLC, which space we utilize for marketing, sales, administration, service and technical support. The term of the Lease Agreement is for sixty-five (65) months, and expires in September 2023. During the term of the lease, our subsidiary’s annual rent obligations for the entire premises range from approximately $225,000 in the first year to approximately $261,000 in the final/sixth year. Our subsidiary is also required to pay a share of the landlord’s operating expenses for the building in which the leased premises are located. Provided that our subsidiary has not breached the Lease Agreement in a manner that constitutes an event of default, it was entitled to a conditional discount of the monthly rental that would have otherwise been due with respect to the first five full calendar months of the lease. Our subsidiary’s obligations under the lease are guaranteed by our company.

Jacada, Inc. has a right of first refusal under the Lease Agreement to lease an additional 14,500 square feet (approximately) within the building in which the leased premises are located.  It also has the option to extend the term of the lease with respect to the entire premises for up to two successive extended terms of five (5) years each, subject to certain conditions, including its providing written notice to the landlord of its election to extend for each such extension term no earlier than 12 months and no later than nine months prior to the expiration of the then current term (or extension term, as applicable).

A copy of the Lease Agreement is filed as Exhibit 4.8 to this Annual Report.

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

Based on the active nature of our assets and income, we do not believe that we were a PFIC for the tax year ending December 31, 2017.  However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of such test to us.  In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC.  For example, the sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test.  Fluctuation in the market price of our shares may also impact the application of such test.

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

Taxation of our non-Israeli shareholders

Taxation of Non-Israeli shareholders on receipt of dividends.  Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the dividend recipient is a Significant Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)), at the time of distribution or at any time during the preceding 12-month period). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Significant Shareholder or not), unless a reduced rate is provided under a tax treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel tax authority allowing for a reduced withholding tax rate is obtained in advance. However, distribution of dividends from income attributed to an Approved Enterprise or a Benefited Enterprise is subject to Israeli income tax at a rate of 15% (and 20% with respect to a Preferred Enterprise and a Preferred Technology Enterprise), unless a reduced tax rate is provided under an applicable tax treaty.

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

A non-Israeli resident who receives dividend from which tax was withheld, is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obliged to pay excess tax (as further explained below).

Capital Gain Taxes Applicable to Non-Israeli Resident Shareholders. Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (24% in 2017 and 23% in 2018 and thereafter), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual who is a Significant Shareholder at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2018).

Notwithstanding the foregoing, non–Israeli residents (individuals and corporations) are generally exempt from Israeli capital gain tax derived from the sale of our ordinary shares if (i) our ordinary shares are listed for trading on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, (ii) such capital gain is not accrued or derived by the non-Israeli resident’s permanent establishment in Israel, (iii) the ordinary shares in relation to which the capital gain is accrued or derived were acquired by the non-Israeli resident shareholder after the initial listing of the ordinary shares on a recognized stock exchange, and (iv) with respect to shares listed on a recognized stock exchange outside of Israel, neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745‑1985. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. Notwithstanding this, non-Israeli companies will not benefit from this exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli company, or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli company, whether directly or indirectly.

In addition, a sale of shares by a non-Israeli resident may also be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty.  For example, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a person who (i) holds the ordinary shares as a capital asset; (ii) qualifies as a resident of the United States within the meaning of the Treaty; and (iii) is entitled to claim the benefits afforded to such resident by the Treaty (called a “Treaty U.S. Resident”) will generally be exempt from Israeli capital gain tax.  Such exemption will not apply if (i) such Treaty U.S. Resident is an individual and was present in Israel for a period or periods aggregating 183 days or more during the relevant taxable year, (ii) such Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of the voting rights of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (iii) the capital gain arising from such sale, exchange or disposition can be attributable to a permanent establishment of the shareholder maintained in Israel, (iv) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel, or (v) the capital gains arising from such sale, exchange or disposition is attributed to royalties. In each case, the sale, exchange or disposition of our ordinary shares would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 640,000 as of 2017, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Our results of operations are reported in U.S. dollars; however, a significant portion of our revenues and expenses in 2017 were generated and incurred outside of the United States and in currencies other than the U.S dollar, particularly in NIS, British Pounds and Euros. As a result, we are subject to foreign currency risk. Our sales in Europe and in the UK and our expenses in Israel, Europe and the UK are recorded in local currencies which exposes us to the direct risk of local currency devaluations or fluctuations against the U.S dollar. Fluctuations in exchange rates between the currencies in which our costs are incurred or revenues are recorded and the U.S. dollar may have a material adverse effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on future cash flows from certain NIS-denominated expenses. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements.  As of December 31, 2017, we had forward contracts to sell $1,409,979 for a total amount of NIS 4,888,398 that matures prior to August 31, 2018.

The table below details the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations. The data is as of December 31, 2017 and is presented in U.S. dollars (in thousands).

	Cross Currency	Notional Amount	Fair Value
Foreign contracts to hedge payroll expenses	New Israeli Shekel	1,410	23

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

The table below details the net balance sheet exposures in currencies other than the functional currency, by geography, as of December 31, 2017. All data in the table have been converted to U.S. dollar equivalents (in thousands):

	Euro	New Israeli Shekel	Australian Dollar	GBP	Total
Israel	$(1)	$(116)	$20	$-	$(97)
UK	$187	$-	$6	$-	$193
We invest our cash, cash equivalents and marketable securities in a variety of investment vehicles in a number of countries with and in the custody of financial institutions with high credit ratings. In 2010, we invested $9.9 million of our cash in the common stock of various highly capitalized publicly traded corporations.  We have since sold the majority of the common stock so that as of December 31, 2017, we had $0.6 million remaining. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Years Ended December 31, 2017, 2016 and 2015– Financial Income (Expense), Net” for more information regarding these investments. Subsequent to December 31, 2017, we sold all of the remaining $0.6 million of common stock.

Item 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15:	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act) as of December 31, 2017, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2017. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2017, our internal control over financial reporting is effective.

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

(c) Attestation Report of the Registered Public Accounting Firm – Not applicable.

(d) Changes in Internal Control over Financial Reporting. Based on the evaluation conducted by our management, with the participation of our chief executive officer and chief financial officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2017, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

In March 2003, our board of directors adopted a Code of Ethics, or the Code, applicable to, among other people, our principal executive officer, principal financial officer and principal accounting officer or controller (or persons performing similar functions).  The Code was filed as Exhibit 11 to our Annual Report for the year ended December 31, 2003 and is incorporated by reference herein.  The code is available and can be reviewed via the “About Jacada” link on our website, www.jacada.com.

Item 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following captions and tables sets forth, for the years ended December 31, 2016 and 2017, the fees billed to us and our subsidiaries by Kost, Forer, Gabbay and Kasierer, a member of EY Global, our principal accountant with respect to each of those years:

Audit Fees

The aggregate fees billed for professional services rendered to us by our principal accountant for the audit of our financial statements in 2016 and 2017 appear in the table below:

2016	$88,500
2017	$98,500

Audit-Related Fees

The aggregate fees billed for professional services rendered to us by our principal accountant for audit-related services in 2016 and 2017 appear in the table below:

2016	$-
2017	$27,000

Tax Fees

The aggregate fees billed for professional services rendered to us by our principal accountant for tax compliance, tax advice and tax planning in 2016 and 2017 appear in the table below. Such fees related to the preparation of tax returns.

2016	$48,000
2017	$48,000

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Accountants

Our audit committee is responsible for the appointment and oversight of our independent auditors’ work.  Pursuant to its charter, the audit committee also has the sole authority to review in advance, and grant any appropriate pre-approvals of: (a) all auditing services to be provided by our independent auditors; (b) all non-audit services to be provided by our independent auditors as permitted by Section 10A of the Exchange Act; and (c) all fees and other terms of engagement.  The audit committee’s policy is to specifically pre-approve all annual services provided by our independent auditors in connection with the preparation of their audit, which may include audit services and audit-related services, as well as tax services and other services that are not related to the annual audit.  The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting a specific budget for such services. Additional services may be commissioned, without specific pre-approval, on the basis of a general pre-approval provided by the audit committee, up to a specified amount (a “de minimis exception”).  Once such services have been pre-approved and performed, the independent auditors and our management report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. In both 2016 and 2017, there were no fees approved through the de minimis exception.

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

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

JACADA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jacada Ltd. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operation, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with US generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company’s auditor since at least 1997, but we are unable to determine the specific year.

Tel-Aviv, Israel
April 30, 2018

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,701	$4,517
Short-term bank deposit	-	502
Marketable securities	561	456
Trade receivables, net	1,368	2,059
Restricted cash deposit	600	679
Prepaid expenses	427	498
Other current assets	303	635

Total current assets	8,960	9,346

LONG-TERM ASSETS:
Marketable securities	-	455
Severance pay fund	200	163
Deferred taxes, net	147	46
Other long-term assets	38	81
Property and equipment, net	391	439

Total long-term assets	776	1,184

Total assets	$9,736	$10,530

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2017	2016

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,020	$1,087
Accrued expenses and other liabilities	1,511	1,195
Deferred revenues	2,152	2,867

Total current liabilities	4,683	5,149

LONG-TERM LIABILITIES:
Deferred revenues	321	660
Accrued severance pay	486	401
Other long-term liabilities	846	700

Total long-term liabilities	1,653	1,761

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of NIS 0.04 par value:
Authorized: 7,500,000 shares at December 31, 2017 and 2016; Issued: 6,906,414 and 5,629,734 shares at December 31, 2017 and 2016, respectively; Outstanding: 5,794,618 and 4,517,938 shares at December 31, 2017 and 2016, respectively.	79	64
Additional paid-in capital	82,444	78,122
Treasury shares at cost: 1,111,796 Ordinary shares at December 31, 2017 and 2016	(17,863)	(17,863)
Accumulated other comprehensive income, net	250	131
Accumulated deficit	(61,510)	(56,834)

Total shareholders' equity	3,400	3,620

Total liabilities and shareholders' equity	$9,736	$10,530

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2017	2016	2015
Revenues:
Software licenses	$2,722	$1,743	$4,459
Services	7,384	8,145	8,443
Maintenance	4,598	4,583	4,421

Total revenues	14,704	14,471	17,323

Cost of revenues:
Software licenses	301	282	97
Services	5,620	6,067	6,408
Maintenance	506	563	479

Total cost of revenues	6,427	6,912	6,984

Gross profit	8,277	7,559	10,339

Operating expenses:
Research and development	3,470	2,933	3,177
Sales and marketing	5,823	4,993	5,223
General and administrative	3,152	3,212	3,058

Total operating expenses	12,445	11,138	11,458

Operating loss	(4,168)	(3,579)	(1,119)
Financial income (expense), net	227	121	(38)

Income loss before taxes	(3,941)	(3,458)	(1,157)
Income tax benefit (expenses)	(632)	11	(84)

Net loss	$(4,573)	$(3,447)	$(1,241)

Basic net loss per share	$(1.00)	$(0.81)	$(0.30)
Diluted net loss per share	$(1.00)	$(0.81)	$(0.30)

Weighted average number of shares used in computing basic net earnings (loss) per share	4,543,271	4,233,189	4,166,433
Weighted average number of shares used in computing diluted net earnings (loss) per share	4,543,271	4,233,189	4,166,433

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Net loss	$(4,573)	$(3,447)	$(1,241)

Other comprehensive loss
Foreign currency translation adjustments	93	(28)	(128)

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gain on cash flow hedges arising during the period	194	8	8
Reclassification to earnings of realized losses (gains) on cash flow hedges	(143)	(46)	134

	144	(66)	14

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) on marketable securities, net of tax expense (benefit)	129	(56)	(345)
Gains of marketable securities reclassified into earning, net of tax expenses	(154)	(135)	(1)

	(25)	(191)	(346)

Other comprehensive income (loss), net of tax	119	(257)	(332)

Comprehensive loss	$(4,454)	$(3,704)	$(1,573)

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

						Accumulated
				Additional	Treasury	other		Total
	Ordinary shares			paid-in	shares	comprehensive	Accumulated	shareholders'
	Shares	Amount		capital	at cost	income	deficit	equity

Balance as of January 1, 2015	4,159,576	$60		$76,022	$(17,863)	$720	$(52,146)	$6,793

Exercise of stock options	25,682	1		36	-	-	-	37
Stock-based compensation	-	-		144	-	-	-	144
Net loss	-	-		-	-	-	(1,241)	(1,241)
Other comprehensive loss	-	-		-	-	(332)	-	(332)

Balance as of December 31, 2015	4,185,258	61		76,202	(17,863)	388	(53,387)	5,401

Issuance of shares, net	261,287	3		1,249	-	-	-	1,252
Exercise of stock options	71,393	*	)	102	-	-	-	102
Stock-based compensation	-	-		569	-	-	-	569
Net loss	-	-		-	-	-	(3,447)	(3,447)
Other comprehensive loss	-	-		-	-	(257)	-	(257)

Balance as of December 31, 2016	4,517,938	64		78,122	(17,863)	131	(56,834)	3,620

Issuance of shares, net	1,264,045	15		3,969	-	-	-	3,984
Exercise of stock options	12,635	*	)	40	-	-	-	40
Stock-based compensation	-	-		210	-	-	-	210
Effect of adopting ASU 2016-09: Improvement to Employee Share-Based Payment Accounting (see note 2w)	-	-		103	-	-	(103)	-
Net loss	-	-		-	-	-	(4,573)	(4,573)
Other comprehensive income	-	-		-	-	119	-	119

Balance as of December 31, 2017	5,794,618	$79		$82,444	$(17,863)	$250	$(61,510)	$3,400

*)          Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from operating activities:

Net loss	$(4,573)	$(3,447)	$(1,241)

Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation	189	174	151
Stock-based compensation	210	569	144
Gain on sale of marketable securities	(234)	(135)	(1)
Increase (decrease) in accrued severance pay, net	48	(32)	30
Deferred taxes expense (benefit)	(23)	(127)	49
Decrease in trade receivables, net	874	63	805
Decrease (increase) in prepaid expenses and other current assets	468	(253)	(256)
Increase (decrease) in trade payables	(117)	40	(110)
Increase (decrease) in accrued expenses and other liabilities	334	(425)	(221)
Increase (decrease) in deferred revenue	(1,139)	1,888	(853)
Increase in other long-term liabilities	146	54	408

Net cash used in operating activities	(3,817)	(1,631)	(1,095)

Cash flows from investing activities:

Investment in short-term bank deposit	-	(502)	-
Proceeds from sale of short-term bank deposit	502	-	-
Proceeds from sale of marketable securities	2,178	5,793	3,350
Investment in marketable securities	(1,697)	(3,548)	(1,899)
Purchase of property and equipment	(141)	(225)	(142)
Decrease (increase) in restricted cash deposit	79	(94)	202

Net cash provided by investing activities	921	1,424	1,511

Cash flows from financing activities

Proceeds from the issuance of shares, net	3,984	1,252	-
Proceeds from exercise of stock options	40	102	37

Net cash provided by financing activities	4,024	1,354	37

Effect of exchange rate changes on cash	56	(68)	(63)

Increase in cash and cash equivalents	1,184	1,079	390
Cash and cash equivalents at the beginning of the year	4,517	3,438	3,048

Cash and cash equivalents at the end of the year	$5,701	$4,517	$3,438

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Taxes on income	$8	$67	$90

Non-cash investing information:

Investment in leasehold improvements, computers and peripheral equipment upon accrued expenses and other liabilities and other long-term liabilities	$-	$59	$17

The accompanying notes are an integral part of the consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Jacada Ltd. ("Jacada") and its subsidiaries (collectively - "the Company") develop, market and support unified service desktop process optimization and digital customer experience solutions that simplify and automate customer service processes and interactions across various channels including mobile, web, voice and chat. The Company generates revenues from licensing its software products and from services such as implementation and customization, consulting, training and maintenance and support.

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

Jacada's revenues, and certain of its subsidiary's revenues, are generated mainly in U.S. dollars. In addition, most of their costs are incurred in U.S. dollars. The Company's management believes that the U.S. dollar is the primary currency of the economic environment in which Jacada and certain of its subsidiaries operate. Thus, the functional and reporting currency of Jacada and certain of its subsidiaries is the U.S. dollar.

Jacada and certain subsidiaries' transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S. dollars in accordance with Accounting Standard Codification ("ASC") 830, "Foreign Currency Matters". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

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

e.          Short-term bank deposit:

Bank deposits with maturities of more than three months at acquisition but less than one year are included in short-term bank deposits. Such deposits are stated at cost which approximates fair values.

f.	Investments in marketable securities:

The Company accounts for investments in debt and equity marketable securities in accordance with ASC 320, "Investments - Debt and Equity Securities".

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income (expenses), net.

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

No other-than-temporary impairments were identified in 2017, 2016 and 2015. The gain on sale of marketable securities previously impaired amounted to $ 13, $ 11 and $ 0 for the years ended December 31, 2017, 2016 and 2015, respectively.

g.	Restricted cash deposit:

The restricted cash deposit is invested in bank deposits, which are pledged in favor of the banks which provide to the Company guarantees with respect to office lease agreements, credit card and hedging transactions.

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

During 2017, 2016 and 2015, no impairment losses were identified.

k.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred. ASC 985-20, "Costs of Software to Be Sold, Leased, or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

Perpetual or Term-Based Licenses

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

The Company accounts for reimbursements received for out-of-pocket expenses incurred, in accordance with ASC 605-45-45, "Reimbursements Received for Out-of-Pocket Expenses Incurred", under which reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the statements of operations. The reimbursements received for out-of-pocket expenses for years ended December 31, 2017, 2016 and 2015 amounted to $ 256, $ 362 and $ 452, respectively.

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

The Company recognizes compensation expenses for the value of its awards based on the accelerated attribution method over the requisite service period of each of the awards.

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

The Company adopted ASU 2016-09 update with respect to the forfeiture rate. Refer to note 2w.

The fair value for options granted in 2017, 2016 and 2015 was estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,
	2017	2016	2015

Dividend yield	0%	0%	0%
Expected volatility	74%	65%	65%
Risk-free interest	2.23%	1.37%	1.75%
Expected term (years)	5.5	5.6	5.5

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies ASC 505-50, "Equity-Based Payments to Non-Employees" ("ASC 505") with respect to options issued to non-employees.

o.	Advertising expenses:

Advertising expenses are charged to the statements of operations, as incurred. Advertising expenses for the years ended December 31, 2017, 2016 and 2015 were $ 450, $ 301 and $ 220, respectively.

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

The severance pay expense for the years ended December 31, 2017, 2016 and 2015 amounted to $ 426, $ 159 and $ 221, respectively.

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

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term bank deposit, restricted cash deposit, trade receivables, other current assets, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016:

	December 31, 2017
	Fair value measurements using input type
	Level 1	Level 2	Total

Marketable securities:
Equity	$561	$-	$561
Foreign currency derivative contracts	-	23	23

	$561	$23	$584

	December 31, 2016
	Fair value measurements using input type
	Level 1	Level 2	Total

Marketable securities:
Equity	$911	$-	$911
Foreign currency derivative contracts	-	(28)	(28)

	$911	$(28)	$883

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Derivative instruments:

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

All outstanding stock options have been excluded from the calculation of the diluted net loss per share in 2017, 2016 and 2015.

The total weighted average number of shares related to the outstanding stock options excluded from the calculations of diluted net loss per share due to their anti-dilutive effect was 471,962, 778,545 and 595,439 for the years ended December 31, 2017, 2016 and 2015, respectively.

t.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term bank deposits, marketable securities, trade receivables, restricted cash deposit and foreign currency derivative contracts.

The Company's marketable securities include investments in equity and US treasury bills. The Company's investment policy limits the amount the Company may invest in any one type of issuer, thereby reducing credit risk concentrations. In addition, the policy establishes minimum credit ratings for all types of securities.

An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The provision for doubtful accounts amounted to $ 24 and $ 20 at December 31, 2017 and 2016, respectively. Bad debt expense amounted to $ 4, $ 20 and $ 0 for the year ended December 31, 2017, 2016 and 2015, respectively.

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

The following table shows the components of accumulated other comprehensive income, net of taxes, for the year ended December 31, 2017:

	Year ended December 31, 2017
	Unrealized gains on marketable securities	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	273	(114)	(28)	131

Other comprehensive income	129	93	194	323
Amounts reclassified from accumulated other comprehensive income	(154)	-	(143)	(204)

Net current-period other comprehensive income (loss)	(25)	93	51	119

Ending balance	248	(21)	23	250

w.          Recently adopted accounting standards:

In March 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-09, "Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting" ("ASU 2016-09"), which simplified certain aspects of the accounting for share-based payment transactions, including income taxes, classification of awards and classification in the statement of cash flows. ASU 2016-09 was effective for the Company from the first quarter of 2017, at which time it changed its accounting policy to account for forfeitures as they occur. The Company applied this guidance on January 1, 2017, on a modified retrospective transition basis and recorded a cumulative-effect adjustment in its accumulated deficit for the forfeiture fair value in an amount of $103.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.          Recently issued accounting standards, not yet adopted:

In May 2014, the FASB issued Accounting Standards Update 2014-09 ("ASU 2014-09") "Revenue from Contracts with Customers (Topic 606)". ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Subsequently, the FASB has issued several additional ASUs related to ASU No. 2014-09, collectively they are referred to as the “new revenue standards,” which become effective for the Company beginning January 1, 2018. The Company selected the modified retrospective transition method.

While the Company is continuing to assess all potential impacts of the new standard, the Company currently believes the impacts relate to arrangements that include term-based software licenses, allocation of transaction price to each performance obligation on a relative standalone selling price and capitalization of costs related to obtaining customer contracts.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 will be effective for the Company in the first quarter of 2018. The Company expects no material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases" ("ASU 2016-02"). The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This update is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company will adopt the new standard effective January 1, 2018 and does not expect the adoption of ASU 2016-18 to have a material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"). The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements and related disclosures.

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities". The objectives of this ASU are to improve the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements and to make certain targeted improvements to simplify the application of the hedge accounting guidance in current GAAP. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-        MARKETABLE SECURITIES

The Company invests in US Government treasuries and equity marketable securities, which are classified as available-for-sale. The following is a summary of the Company's investment in marketable securities:

	December 31, 2017				December 31, 2016
		Gross unrealized	Gross unrealized	Fair		Gross unrealized	Gross unrealized	Fair
	Cost	gains	Losses	value	Cost	gains	losses	value
Available-for-sale:

Equity securities	$244	$317	$-	$561	$491	$420	$-	$911

	$244	$317	$-	$561	$491	$420	$-	$911

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2016
Cost:

Computers and peripheral equipment	$1,561	$2,561
Office furniture and equipment	157	195
Motor vehicles	13	13
Leasehold improvements	240	359

	1,971	3,128
Accumulated depreciation	1,580	2,689

Depreciated cost	$391	$439

Depreciation expense for the years ended December 31, 2017, 2016 and 2015 amounted to $ 189, $ 174 and $ 151, respectively.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2017	2016

Employees and payroll accruals	$1,054	$921
Accrued expenses	457	274

	$1,511	$1,195

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2023. Future minimum lease payments under non-cancelable operating leases as of December 31, 2017 are as follows:

2018	$486
2019	458
2020	273
2021	244
2022	251
2023	193

$1, 905

Total rent expenses for the years ended December 31, 2017, 2016 and 2015 were $ 415, $ 381 and $ 400, respectively.

NOTE 7:-	DERIVATIVE FINANCIAL INSTRUMENTS

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

Gain (loss) on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income into cost of services and operating expenses for the year ended December 31, 2017 were $ 9, and $ 149, respectively. The ineffective portion of the change in fair value of a cash flow hedge for the years ended December 31, 2017, 2016 and 2015 amounted to $ (15), $ (18) and $ 10, respectively.

The notional amounts of the Company's derivative instruments as of December 31, 2017 amounted to $ 1,410. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

As of December 31, 2017, amounts related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income (loss) totaled $ 23 which will be reclassified into statements of operations within the next 7 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The Company records all derivative instruments on the balance sheet at fair value. The fair value of the open foreign exchange contracts appears on the consolidated balance sheets as of December 31, 2017, as an asset in other current assets, in the amount of $ 23.

The fair value of the Company's outstanding derivative instruments qualified as hedging instruments as of December 31, 2017, 2016 and 2015 is summarized below:

	Location in	Gains (losses) reclassified from other comprehensive income (loss) into income (expenses)
	statement	Year ended December 31,
	of operations	2017	2016	2015
Derivatives in cash flow hedging relationship

Foreign exchange forward contracts	Financial expenses	$(15)	$(18)	$(10)
Foreign exchange forward contracts	Cost of sales and operating expenses	158	64	(124)

		$143	$46	$(134)

NOTE 8:-	SHAREHOLDERS' EQUITY

a.	General:

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

As of December 31, 2017, the Company had two Incentive Share Option Plans (the 2003 and 2012 plans) under which options are outstanding. The 2003 and 2012 plans provide for the grant of options to officers, management, employees and key employees, directors, consultants and others. The options granted generally become fully exercisable after four years and expire 7 years from the grant date. Any options from the 2003 and 2012 plans that are forfeited or canceled before expiration become available for future grants.

Pursuant to the option plans, the exercise price of options shall be determined by the Company's Board of Directors or the Company's compensation committee but may not be less than the fair value of the Ordinary share on the grant date.

As of December 31, 2017, an aggregate of 588,261 Ordinary shares of the Company were still available for future grant under the Incentive Share Option Plans.

A summary of the Company's option activity and related information with respect to options granted to employees and directors for the year ended December 31, 2017 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at the beginning of the year	671,714	$2.85	4.13	$1,534
Granted	268,043	$4.04
Exercised	(12,635)	$3.20
Forfeited	(24,753)	$4.53

Outstanding at end of year	902,369	$3.12	4.21	$1,267

Exercisable options at end of year	464,491	$2.42	1.96	$971

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

The total intrinsic value of stock options exercised during 2017, 2016 and 2015 was $ 26, $ 264 and $ 73, respectively.

c.	Options issued to consultants:

The Company's outstanding options to consultants as of December 31, 2017, were as follows:

Grant date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through

October, 2015	54,075	$4.52	30,418	October, 2022

	54,075		30,418

d.
As of December 31, 2017, there was $ 779 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.58 years.

e.	Stock-based compensation expense:

The following table presents the stock-based compensation included in the line items below in the Company's consolidated statements of operations:

	Year ended December 31,
	2017	2016	2015

Cost of revenues	$38	$26	$19
Research and development	10	16	19
Sales and marketing	62	82	45
General and administrative	100	445	61

Total	$210	$569	$144

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

g.
On November 14, 2016, as part of a securities purchase agreement, the Company issued 261,287 Ordinary shares, nominal value NIS 0.04 per share, at an offering price of $ 5.25 per share. As of December 2017, the Company received total proceeds of $ 1,252, net of $ 120 issuance expenses.

h.
On December 27, 2017, as part of a securities purchase agreement, the Company issued 1,264,045 Ordinary shares, nominal value NIS 0.04 per share, at an offering price of $ 3.56 per share. As of December 31, 2017, the Company received total proceeds of $ 3,984, net of $ 17 issuance expenses, and the remaining $ 500 were received in January 2018.

NOTE 9:-        TAXES ON INCOME

a.	Corporate tax rates in Israel:

Various industrial projects of Jacada have been granted "Preferred Enterprise" status, to be applied under the Law for the Encouragement of Capital Investments (the “Investment Law”). The Company believes it meets all the criteria to be classified as "industrial company", as defined by this law and, as such, is entitled to certain tax benefits.

In December 2016, the Israeli Knesset passed a number of changes to the Investments Law regimes. These changes came into law in May 2017, retroactively effective beginning January 1, 2017, upon the passing into law of Regulations promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Such Regulations provide rules for implementation of the new beneficial Preferred Technology Enterprise tax regime.

As the Company currently has no taxable income, these benefits have not yet commenced for all programs since inception.

Income not eligible for Preferred Enterprise or Preferred Technology Enterprise benefits is taxed at the regular corporate tax rate, which is 24% in 2017 and was 25% in 2016. This rate is further scheduled to be reduced to 23% in 2018 and thereafter.

b.	U.S. tax reform:

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “U.S. Tax Reform”); a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include several key tax provisions that might impact the Company, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017; (ii) a partial limitation on the tax deductibility of business interest expense; (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base) and (iv) a one-time deemed repatriation tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate.

Due to the timing of the enactment and the complexity involved in applying the provisions of the U.S. Tax Reform, the Company has made reasonable estimates of the effects and recorded provisional amounts in the financial statements as of December 31, 2017. As the Company collects and prepares necessary data, and interprets the U.S. Tax Reform and any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, the Company may make adjustments to the provisional amounts. Those adjustments may impact the Company's provision for income taxes and effective tax rate in the period in which the adjustments are made. The accounting for the tax effects of the U.S. Tax Reform will be completed in 2018 in accordance with SAB 118.

Provisional amounts for the following income tax effects of the U.S. Tax Reform have been recorded as of December 31, 2017 and are subject to change during 2018.

c.	Net operating losses carryforward:

As of December 31, 2017, the Company had an Israeli net operating loss carryforward of approximately $ 55,130 which can be carried forward and offset against taxable income with no expiration date.

As of December 31, 2017, the European subsidiaries had net operating losses carryforward for income tax purposes, of approximately $ 1,900 which can be carried forward and offset against taxable income with no expiration date.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-        TAXES ON INCOME (Cont.)

d.	Theoretical tax:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the taxable income in the U.S of $ 1,199, $ 148 and $ 398 for the years ended December 31, 2017, 2016 and 2015, respectively, offset by losses outside of the U.S, mainly in Israel, amounting to $ 4,531, $ 3,808 and $ 1,931 for the years ended December 31, 2017, 2016 and 2015, respectively, for which valuation allowance was provided in each year.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2017	2016

Deferred tax assets:

Operating loss carryforward	$13,263	$11,833
Reserves and allowances	1,059	1,025

Total deferred tax asset before valuation allowance	14,322	12,858
Valuation allowance	(14,175)	(12,644)

Deferred tax assets	147	214
Deferred tax liabilities	-	(168)

Deferred taxes	$147	$46

The Company's subsidiary in Israel has provided valuation allowance in respect of deferred tax assets resulting from carryforward of net operating loss.

f.          Income (loss) before taxes is comprised as follows:

	Year ended December 31,
	2017	2016	2015

Domestic	$(4,531)	$(3,808)	$(1,931)
Foreign	590	350	774

	$(3,941)	$(3,458)	$(1,157)

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-        TAXES ON INCOME (Cont.)

g.	Income tax expense (benefit) is comprised as follows:

	Year ended December 31,
	2017	2016	2015

Current tax expenses (benefit)	$655	$116	$35
Deferred tax expenses (benefit)	(23)	(127)	49

	632	(11)	$84

Domestic	$90	$-	$-
Foreign	542	(11)	84

	$632	$(11)	$84

h.	Uncertain tax positions:

The following table represents the amount of unrecognized tax benefits with respect to uncertain tax positions. The entire balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

	Year ended December 31,
	2017	2016

Beginning balance	$543	$448

Change in unrecognized tax benefits with respect to uncertain tax positions:	155	95

Ending Balance	$698	$543

As of December 31, 2017 and 2016, accrued interest related to uncertain tax positions amounted to $ 86 and $ 51, respectively.

As of December 31, 2017, Jacada's 2012 tax filling has received final tax assessments.

NOTE 10:-      GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

a.	Summary information about geographical areas:

The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company's business) and follows the requirements of ASC 280 "Segment Reporting".

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-     GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA (Cont.)

The following is a summary of revenues within geographic areas based on the end-customer's location:

	Year ended December 31,
	2017	2016	2015

United States	$7,767	$6,970	$8,536
United Kingdom	1,852	1,930	1,518
Netherlands	1,703	1,465	1,577
Germany	1,332	1,549	1,316
Israel	869	567	127
South Africa	328	933	1,479
Ireland	19	182	1,230
Other	834	875	1,540

	$14,704	$14,471	$17,323

The following presents property and equipment as of December 31, 2017 and 2016, based on geographical areas:

	December 31,
	2017	2016
Property and equipment:

Israel	$270	$282
North America	121	157

	$391	$439

b.	Major customers' data as a percentage of total revenues:

	Year ended December 31,
	2017	2016	2015

Customer A	13%	5%	*)%
Customer B	11%	10%	9%
Customer C	9%	11%	8%
Customer D	7%	10%	7%

*)          Represents an amount lower than $ 1.

JACADA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-      SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF OPERATIONS

a.	Financial income (expenses), net:

	Year ended December 31,
	2017	2016	2015
Financial income:

Realized gain on marketable securities	$234	$135	$1
Interest income and amortization/accretion of premium/discount on marketable securities or bank deposits	9	3	1
Dividend on equity marketable securities	16	25	30

	259	163	32
Financial expenses:

Bank charges	(28)	(28)	(25)
Foreign currency translation adjustments	(4)	(14)	(45)

	(32)	(42)	(70)

	$227	$121	$(38)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JACADA LTD. /s/ Caroline Cronin By: Caroline Cronin Chief Financial Officer Date: April 30, 2018

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Memorandum of Association of Jacada Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (SEC File No. 333-10882)).

1.2	Articles of Association of Jacada Ltd., as amended.

4.1.1	Jacada Ltd. 2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to the registrant’s Registration Statement on Form S-8 (file no. 333-111303)).

4.1.2	Amendment No. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.2	2012 Share Option and Incentive Plan (incorporated by reference to Exhibit 4.6 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012).

4.3
Jacada Ltd. Office Holder Compensation Policy (incorporated by reference to Appendix B to the registrant’s proxy statement for its 2017 annual general meeting of shareholders, annexed as Exhibit 99.1 to the registrant’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on November 27, 2017).

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

4.7
Securities Purchase Agreement, dated as of November 17, 2017, by and between Jacada Ltd. and each investor identified on the signature page (incorporated by reference to Appendix A to the registrant’s proxy statement for its 2017 annual general meeting of shareholders, annexed as Exhibit 99.1 to the registrant’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on November 27, 2017).

4.8	Lease agreement, dated as of December 16, 2017, by and between Jacada, Inc. and Great Oaks center LLC.

8	List of Jacada Ltd.’s Subsidiaries (incorporated by reference to Exhibit 8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012).

11	Code of Ethics of Jacada Ltd. (incorporated by reference to Exhibit 11 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

12.2	Certificate of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)/Rule 15d-14(a).

13.1
Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of EY Global.

101
The following financial information from Jacada Ltd. Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 30, 2018, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2016 and 2017, (ii) Consolidated Balance Sheets (Parenthetical) as of December 31, 2016 and 2017, (iii) Consolidated Statements of Operations for the years ended December 31, 2015, 2016 and 2017, (iv) Consolidated Statements of Operations (Parenthetical) for the years ended December 31, 2015, 2016 and 2017, (v) Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2016 and 2017, (vi) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2015, 2016 and 2017, (vii) Consolidated Statements of Changes in Shareholders’ Equity (Parenthetical) for the years ended December 31, 2015, 2016 and 2017, (viii) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017, and (ix) Notes to Consolidated Financial Statements.